Form 20-F
period 2002-12-31
BRAZIL TELECOM HOLDING  CO
filed 2003-06-30
CIK 1066115

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 Commission file number: 001-14477

BRASIL TELECOM PARTICIPAÇÕES S.A.
(F/K/A (TELE CENTRO SUL PARTICIPAÇÕES S.A.))
(Exact Name of Registrant as Specified in Its Charter)

Brazil Telecom Holding Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

SIA/Sul, ASP, Lote D, Bloco B -
71215-000 - Setor de Indústria, Brasília, DF, Brazil
(Adress of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value represented by American Depositary Shares*	New York Stock Exchange
* American Depositary Shares issuable upon deposit of Preferred Shares were registered under a separate registration statement on Form F-6

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2002 there were outstanding:

132,355,516,131 Common Shares, without par value
219,863,510,944 Preferred Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

TABLE OF CONTENTS

Page

PRESENTATION OF FINANCIAL INFORMATION	1
PART I	2
PART II	120
Item 13.	Defaults, Dividend Arrearages and Delinquencies	120
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	120
Item 15.	Controls and Procedures	120
Item 16.	Reserved	120
PART III	121
Item 17.	Financial Statements	121
Item 18.	Financial Statements	121
Item 19.	Exhibits	121
INDEX OF DEFINED TERMS	122
TECHNICAL GLOSSARY	124
SIGNATURES	128
CERTIFICATIONS	128
INDEX TO EXHIBITS	133
FINANCIAL STATEMENTS	F-1

PRESENTATION OF FINANCIAL INFORMATION

       In this Annual Report, Brasil Telecom Participações S.A. (previously Tele Centro Sul Participações S.A.), a corporation organized under the laws of the Federative Republic of Brazil and its subsidiaries are referred to collectively as “our company,” “we” or the “Registrant.” References to our company’s businesses and operations are references to the businesses and operations of our company on a combined consolidated basis for the year 2000 and on a consolidated basis for the years 2001 and 2002, as if the merger of our operating subsidiary, Brasil Telecom S.A. with each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR (as defined below) had occurred as of January 1, 1996 and as if the merger of Companhia Riograndese de Telecomunicações – CRT (“CRT”) with and into Brasil Telecom S.A. had occurred as of July 31, 2000. See Item 4 “Information on the Company—History and Development of the Company—Historical Background.”

       References to (i) the “real” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. At May 30, 2003, the Commercial Market selling rate (as defined in Item 3 “Key Information—Selected Financial Data—Exchange Rates”) was R$2.9656 to U.S.$1.00. The exchange rate information in this Annual Report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

       Our audited financial statements as of December 31, 2000 and for the year then ended contained in this Annual Report are presented in constant reais of December 31, 2000. Pursuant to Brazilian GAAP (as defined below), our audited financial statements as of and for the years ended December 31, 2001 and December 31, 2002 contained in this Annual Report, no longer recognize the effects of inflation and are not restated in constant reais. These audited financial statements, together with the audited financial statements as of December 31, 2000 and for the year then ended, are referred to herein as the “Financial Statements.”

       Our audited financial information is presented on a combined consolidated basis for the year 2000 and on a consolidated basis for the years 2001 and 2002, as if Brasil Telecom S.A.‘s merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR had occurred as of January 1, 1996 and as if the merger of CRT with and into Brasil Telecom S.A. had occurred as of July 31, 2000. See Item 3 “Key Information—Selected Financial Data.”

       The audit report for 2000 and 2001 of our Financial Statements included in this Annual Report was issued by Deloitte Touche Tohmatsu. The audit report for 2002 of our Financial Statements included in this Annual Report was issued by KPMG Auditores Independentes.

       The “Index of Defined Terms” that begins on page 121 lists the page where each defined term is defined within this document. Technical terms are defined in the Technical Glossary on page 123.

       Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

PART I

ITEM1. Identity of Directors, Senior Management and Advisors

       We are filing an Annual Report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this item does not apply to us.

ITEM2. Offer Statistics and Expected Timetable

       We are filing an Annual Report under the Exchange Act. Accordingly, this item does not apply to us.

ITEM3. Key Information

Selected Financial Data

Background

       The selected financial information presented herein should be read in conjunction with our Financial Statements and notes, which appear elsewhere in this Annual Report. Our selected financial information is presented on a combined consolidated basis for the year 2000 and on a consolidated basis for the years 2001 and 2002, as if Brasil Telecom S.A.‘s merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR had occurred as of January 1, 1996 and the merger of CRT with and into Brasil Telecom S.A. had occurred on July 31, 2000.

       The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information.

Brazilian GAAP and U.S. GAAP

       Our Financial Statements are prepared in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 30 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and (ii) a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2001 and 2002 and net income (loss) for each of the years ended December 31, 2000, 2001 and 2002.

Effects of Inflation

       Our financial statements for the year 2000, and unless otherwise specified, all financial information included in this Annual Report for the year 2000, recognize certain effects of inflation and are restated in constant reais of December 31, 2000, all in accordance with Brazilian GAAP. We used the General Market Price Index, Índice Geral de Preços de Mercado(“IGP-M”), published by Fundação Getúlio Vargas for purposes of preparing our Financial Statements. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in our combined statements of income. However, pursuant to Brazilian GAAP, our audited financial statements as of and for the years ended December 31, 2001 and 2002, do not recognize the effects of inflation and are not restated in constant reais.

Change in Accounting Methodology

Depreciation

       During our fiscal year 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years in order to better reflect the estimated useful life of this equipment in light of rapidly changing technology and industry practices. See Item 4 “Information on the Company—Property, Plant and Equipment “ and Item 5 “Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2000, 2001 and 2002—Cost of Services—Depreciation and Amortization.”

Accounting Consequences of the Breakup of Telebrás

       Our financial statements for the fiscal years prior to 2000 are not necessarily indicative of what our financial condition or results of operations would have been if Brasil Telecom S.A. had merged with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR before February 2000.

Difference from Financial Statements Published in Brazil

       Our statutory financial statements prepared in accordance with the Brazilian Corporation Law (the “Statutory Financial Statements”) are the basis for dividend and tax determinations. Our audited financial statements for the year 2000 include the effects of inflation through December 31, 2000, while our Statutory Financial Statements include the effects of inflation only through December 31, 1995. In addition, pursuant to Brazilian GAAP, our audited financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2001 and 2002, do not recognize the effects of inflation and are not restated in constant reais. As a result, differences between financial statements prepared in accordance with Brazilian GAAP and Statutory Financial Statements as of December 31, 2000, will continue to be reflected in the Brazilian GAAP financial statements until they become moot through the depreciation or amortization of the permanent assets to which they relate. Our Statutory Financial Statements also differ from our Financial Statements in respect of certain reclassifications and presentation of comparative information.

Selected Financial Information

	Year ended December 31,
Income Statement Data:	1998(1)	1999(1)	2000(1)	2001(2)	2002(2)
	(thousands of reais, except per share data)
Brazilian GAAP:
Net operating revenue	3,439,967	3,591,723	4,652,184	6,158,408	7,071,368
Cost of services	1,930,094	2,692,014	3,768,699	4,765,593	5,143,358
Gross profit	1,509,873	899,709	883,485	1,392,815	1,928,010
Operating expenses	837,700	892,245	856,960	1,429,295	1,329,627
Operating income (loss) before net financial
expense	672,173	7,464	26,525	(17,318)	598,383
Net financial expense	(125,340)	(15,662)	(20,480)	47,051	330,460
Operating income (loss)	797,513	23,126	47,005	(64,369)	267,923
Net non-operating expenses (income)	92,194	65,705	(166,753)	85,167	78,312
Employee's profit share	24,895	19,463	18,516	52,783	42,619
Income (loss) before taxes and minority interests	680,424	(62,042)	195,242	(202,319)	146,992

Income and social contribution taxes (credits)	205,316	(64,089)	74,386	(87,347)	916
Income (loss) before minority interests	475,108	2,047	120,856	(114,972)	146,076

Minority interests	(112,987)	(31,253)	31,456	(75,720)	2,397

Net income (loss)	362,121	(29,206)	152,312	(39,252)	148,473
Number of Common Shares (millions)	124,369,031	124,369,031	124,369,030	128,459,878	131,663,516
Number of Preferred Shares (millions)	210,029,997	210,029,997	219,863,511	219,863,511	219,863,511
Operating Income (loss) per thousand Common
Shares (reais)	6.41	0.19	0.38	(0.67)	2.03
Net income (loss) per thousand Common Shares
(reais)	2.91	(0.23)	1.22	(0.32)	1.13
Dividends per thousand Common
Shares (reais)	-	0.40	0.34	0.38	0.55
Dividends per thousand Common Shares (U.S.
dollars)(3)	-	0.22	0.17	0.17	0.16
Dividends per thousand Preferred Shares
(reais)(3)	0.35	0.40	0.34	0.38	0.55
Dividends per thousand Preferred Shares
(U.S. dollars)(3)	0.29	0.22	0.17	0.17	0.16

(1)     Presented in constant reais of December 31, 2000.
(2)     Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 no longer recognize the effects of inflation and are not restated in constant reais.
(3)     Dividends per thousand shares for 2000 and 2001 changed from those published in our Annual Report for 2001 because last year they were calculated based on gross dividends, but instead should have been calculated based on net dividends. Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$1.955 per U.S. dollar on December 31, 2000, of R$2.32 per U.S. dollar on December 31, 2001, and of R$3.5333 per U.S. dollar on December 31, 2002, respectively.

Selected Financial Information (continued)

	Year ended December 31,
Income Statement Data:(continued)	1998(1)	1999(1)	2000(1)	2001(2)	2002(2)
	(thousands of reais, except per share data)
U.S. GAAP:
Net income (loss)	501,342	(380,588)	117,722	(133,894)	279,899
Net income (loss) per thousand shares (reais) (6):
Common Shares-Basic	1.52	(1.15)	0.35	(0.39)	0.80
Common Shares-Diluted	1.52	(1.15)	0.34	(0.39)	0.80
Preferred Shares-Basic	1.52	(1.15)	0.35	(0.39)	0.80
Preferred Shares-Diluted	1.52	(1.15)	0.34	(0.39)	0.80

(6)     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share,” basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See Note 30e to our Financial Statements.

	Year ended December 31,
	1998(1)	1999(1)	2000(1)	2001(2)	2002(2)
	(thousands of reais)
Balance Sheet Data:
Brazilian GAAP:
Intangibles(3)	-	1,160,301	472,680	372,536	276,404
Property, plant and equipment, net(4)	9,248,235	8,446,680	11,476,414	12,231,013	11,460,131
Total assets	11,098,322	12,351,207	16,695,102	16,399,570	17,154,721
Loans and financing - current
portion	13,423	488,076	1,187,221	448,778	591,874
Loans and financing - non-current portion	24,912	29,386	2,354,060	2,699,466	3,584,293
Total liabilities (including funds for
capitalization)	3,893,919	4,565,577	9,550,008	9,666,203	10,491,289
Shareholders' equity	7,204,403	7,785,630	7,145,094	6,733,367	6,663,432
U.S. GAAP:
Intangibles(5)	-	-	292,898	607,509	530,020
Property, plant and equipment, net	8,657,212	8,446,680	11,847,183	13,186,333	11,678,107
Total assets	10,887,338	11,549,335	16,584,762	16,673,834	17,626,319
Loans and financing - current portion	12,601	485,912	1,048,542	307,621	470,462
Loans and financing - non-current portion	24,912	29,386	2,354,060	2,699,466	3,389,399
Total liabilities (including funds for
capitalization)	4,199,473	5,237,504	9,457,843	9,794,184	10,817,968
Shareholders' equity	6,687,865	6,307,831	7,126,919	6,879,650	6,808,351

(1)      Presented in constant reais of December 31, 2000.
(2)      Pursuant to Brazilian GAAP, our audited financial statements at December 31, 2001 and 2002 do not recognize the effects of inflation and are not restated in constant reais.
(3)      Includes the goodwill from our acquisition of a controlling stake in CRT, which was calculated based on book value.
(4)      Stated at indexed cost up to December 31, 2000, less accumulated depreciation. See Note 3g to our Financial Statements.
(5)      Intangibles under U.S. GAAP at December 31, 1998 and 1999, include the step-up goodwill paid by Solpart as a consequence of the exchange of shares between companies under our common control pursuant to our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. Intangibles under U.S. GAAP at December 31, 2000, 2001 and 2002 also include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT. See Note 31o to our Financial Statements.

Exchange Rates

       There are two principal foreign exchange markets in Brazil: the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). Most foreign trade and financial foreign currency exchange transactions are carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to transactions to which the Commercial Market rate does not apply. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, banks operating in the Commercial Market have been allowed to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes and offer similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future.

       Under the Real Plan (“Plano Real”), on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to U.S.$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/U.S. dollar (R$l.00 to U.S.$1.00) as a ceiling.

       From its introduction in 1994 through March 1995, the real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, the Brazilian Central Bank introduced new exchange rate policies that established a band within which the real/U.S. dollar exchange rate could fluctuate. The Brazilian Central Bank initially set the exchange rate band with a floor of R$0.86 per U.S.$1.00 and a ceiling of R$0.90 per U.S.$1.00 and provided that, after March 10, 1995, the exchange rate band would be between R$0.88 and R$0.93 per U.S.$1.00. Thereafter, the Brazilian Central Bank periodically adjusted the exchange rate band to permit the gradual devaluation of the real against the U.S. dollar. On January 13, 1999, the Brazilian Central Bank widened the exchange rate fluctuation band in which the real was allowed to trade from between R$l.12 and R$l.22 per U.S.$1.00 to a new band of between R$1.20 and R$1.32 per U.S.$1.00. This resulted in an immediate devaluation of the real to R$1.32 per U.S.$1.00.

       Since January 15, 1999 the real has been allowed to float freely. Until 2002, the real has depreciated against the U.S. dollar as a result of a slowdown in the global economy and the financial instability in the region. During the first four months of 2003, the real has appreciated approximately 18.2% as a result of the policies of the new administration. We cannot assure you that the real will not substantially devalue again in the future. See “—Risk Factors—Risks Relating to Brazil.”

       As of May 30, 2003, the Commercial Market selling rate published by the Brazilian Central Bank was R$2.9656 per U.S.$1.00.

Commercial Market Selling Rate for U.S. Dollars

       The following table sets forth the reported high and low Commercial Market selling rates for U.S. dollars for the months indicated.

	High	Low
December 2002	R$3.7980	R$3.4278
January 2003	3.6623	3.2758
February 2003	3.6580	3.4930
March 2003	3.5637	3.3531
April 2003	3.3359	2.8898
May 2003	3.0277	2.8653

_______________
Source: Brazilian Central Bank

       The following table sets forth the reported high and low, average and period-end Commercial Market selling rates for U.S. dollars for the annual periods indicated. The average Commercial Market selling rates represent the average of the month-end commercial market selling rates (R$/U.S.$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End
1998	R$1.209	R$1.117	R$1.161	R$1.209
1999	2.165	1.208	1.816	1.789
2000	1.985	1.723	1.835	1.955
2001	2.801	1.936	2.352	2.320
2002	3.955	2.271	2.915	3.533

_______________
Source: Brazilian Central Bank

       Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or reliable information to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that these types of measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil.”

Risk Factors

       The following are risk factors that relate materially to our company and to an investment in our Preferred Shares or ADRs. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of our Preferred Shares or ADRs could decline.

       The information included in this Annual Report concerning Brazil and the ownership of Techold Participações S.A. (“Techold”), Timepart Participações Ltda. (“Timepart”), and Telecom Italia International N.V. (“TII”), the current name of STET International Netherlands N.V., through Solpart Participações S.A. (“Solpart”), has been included herein to the extent publicly available. We have assumed such information to be correct and have not independently verified such information.

Risks Relating to Our Company

Regulatory developments could affect our services, including the rates we charge for our services, which could impact our business.

       We operate under concessions that authorize us to provide local fixed-line and certain regional long-distance telecommunications in our region, and require us to comply with certain obligations related to tariffs, quality of service, network expansion and modernization, and interconnection of our network. See Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Licenses.” Our business, including the services that we provide and the rates that we charge, is subject to comprehensive regulation under Brazilian law. See Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Under Brazilian law, public regime companies, like us, need to have the rates that they charge approved by the Agência Nacional de Telecomunicações (“Anatel”). For example, in December 2002, Anatel submitted new proposals regarding the concession agreements under which we operate. The proposals are currently under discussion and are scheduled to be effective from January 1, 2006 until 2025 upon Anatel’s approval. These proposals could affect the way in which we provide our services and may impact our business. Private regime companies, like Global Village Telecom, Ltda. (“Global Village Telecom”) or Intelig Telecomunicações Ltda. (“Intelig”), do not require Anatel approval and may unilaterally determine the prices that they charge for their services. As a result, adverse changes in Brazilian telecommunications regulations and even delays in the approval of rate changes by Anatel, could adversely impact our operations and competitive position.

We may need additional third party financing which may not be available in the future acceptable to us.

       We may require additional third party financing in 2003, other than our existing credit facility with BNDES, to finance potential strategic acquisitions and to commence new operations. See Item 10 “Additional Information—Material Contracts—BNDES Loan Agreements.”

       During 2002, our net debt decreased approximately 3.8%, from approximately R$2.68 billion at December 31, 2001 to approximately R$2.58 billion at December 31, 2002. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

       We cannot assure you that should we require additional third party financing in the future, any such financing will be available on terms acceptable to us.

We may not be timely certified by Anatel regarding the accomplishment of certain targets relating to the universalization, expansion and modernization of our network.

       On February 28, 2003, we met the targets relating to the universalization, expansion and modernization of our network, in advance of the December 31, 2003 deadline. See Item 4 “Information on the Company—Business Overview—Targets Imposed by Anatel—Universalization –Network Expansion” and Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies and Network Expansion –General Plan on Universal Service.”

       The independent auditing company PricewaterhouseCoopers attested in its report, dated March 28, 2003, that no differences were found between our declaration regarding the accomplishment of our targets and the targets appraised and reviewed in their report. Anatel is currently in the process of verifying whether all the targets imposed have been met accordingly. This process, which began in February 2003, is expected to be concluded in six months.

       Although we expect that the certification will be provided within the expected time frame, we cannot assure you whether Anatel will question the accomplishment of any of the imposed universalization, expansion and modernization targets, or whether any consumer will present complaints regarding our services to Anatel and, thus, delay the certification process, which may delay the implementation of certain new services we planned to roll out until December 31, 2003.

We depend on sophisticated information and processing systems to operate our company, the failure of which could affect our financial condition and results of operations.

       Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, bill customers, detect fraud, provide customer service, achieve operating efficiencies and meet our service targets. Our billing and information systems are currently being upgraded and modernized by both in-house technicians and outside service providers. However, the failure of these technicians and service providers to successfully integrate and upgrade our systems as necessary or the failure of any of those systems to operate properly, could have a material adverse effect on our ability to monitor costs, bill customers, detect fraud, provide customer service and achieve operating efficiencies. This could have a material adverse effect on our financial condition and results of operations.

Our existing principal beneficial shareholders are expected to continue to control a large percentage of our voting shares and their interests may conflict with your interests as a minority shareholder.

       We are controlled by Solpart Participações S.A. (“Solpart”), which is controlled by Techold and Timepart.

       In August 2002, TII, which was one of our indirect controlling shareholders, reduced its participation in the voting capital of Solpart by transferring 18.29% of the common shares to Techold and Timepart. Changes have been made to the Solpart Shareholders’ Agreement, and some of TII’s political rights have been suspended until the earlier of (i) January 1, 2004, (ii) the publication date of the certification by Anatel that our 2003 universalization targets have been met or (iii) if, at any time after Anatel’s approval of the August 27, 2002 amendment to the shareholders’ agreement, (a) Portale Rio Norte S.A. (“TIM”) is prevented from providing services to PCS due to TII’s participation in Solpart or (b) the transfer of TII’s shares to Timepart and Techold are considered invalid or ineffective. As part of the amendment, Timepart and Techold granted a call option to TII for the acquisition of the transferred 18.29% of Solpart’s common shares and TII granted a put option to Timepart and Techold for the sale of the mentioned shares. However, these options may not be exercised if their exercise would result in the non-compliance with the terms of certain licenses and other requirements, which may lead to certain actions by our shareholders that could have a material adverse effect on our operations. A description of our ownership structure can be found in the shareholder chart in Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders.”

  Techold is a company controlled by Invitel S.A.

  Invitel S.A. is a company controlled by Opportunity Zain S.A. and also has the following Brazilian pension funds as shareholders: SISTEL – Fundação Sistel de Seguridade Social; TELOS – Fundação Embratel de Seguridade Social; FUNCEF –Fundação dos Economiários Federais; PETROS –Fundação Petrobrás de Seguridade Social; and PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil.

         * Opportunity Zain S.A. is a company controlled by CVC/Opportunity Equity Partners F.I.A. and CVC/Opportunity Equity Partners L.P.

         * CVC/Opportunity Equity Partners F.I.A. is an investment fund managed by CVC/Opportunity Equity Partners Administradora de Recursos Limitada.

         * CVC/Opportunity Equity Partners L.P. is an investment fund managed by CVC/Opportunity Equity Partners, Inc.

  TII is a company controlled by Telecom Italia Spa. ("TI").

  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.

         * Telecom Holding S.A. is, to the best of our knowledge, and based upon publicly available information, controlled by CHS LLC and CSH Units. CSH LLC and CSH Units are controlled by members of the Woog family.

         * Privtel Investimentos S.A. is owned by Eduardo Cintra Santos, who serves on our board of directors.

         * Teleunion S.A. is owned by Luiz Raymundo Tourinho Dantas, who is related to the controlling shareholders of the Opportunity Group. As of April 30, 2003, Solpart owned approximately 53.59% of our common stock.

       As a result, at April 30, 2003, Techold, TII and Timepart, if considered together, to the best of our knowledge and based upon publicly available information, owned approximately 96.81% of our Common Shares. See Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders.”Thus, Techold, TII and Timepart, subject to the conditions of the amendment to the Solpart Shareholders’ Agreement, could result in certain actions that could adversely affect your interests as a minority shareholder.

Disputes among our controlling shareholders could have a material adverse effect on our management and operations.

       Under the Solpart Shareholders’Agreement, dated July 19, 1998, amended as of August 27, 2002, among Techold, TII, Timepart, Solpart and others, Solpart has agreed to vote its shares in our company to cause the nomination and election, by Techold and TII of our Board of Directors (Conselho de Administração) and of our Senior Management (Diretoria). In addition, under the shareholders’ agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another entity, require the prior approval of the absolute majority of the voting capital of Solpart. However, according to the August 27, 2002 amendment to the shareholders’ agreement, these provisions have been suspended until the earlier of: (i) January 1, 2004; (ii) the publication date of the certification by Anatel that our 2003 universalization targets have been met; or (iii) if, at any time after Anatel’s approval of the August 27, 2002 amendment to the shareholders’ agreement, (a) TIM is prevented from providing services to PCS due to TII’s participation in Solpart; or (b) the transfer of TII’s shares to Timepart and Techold are considered invalid or ineffective.

       Consequently, subject to the conditions of the amendment to the Solpart Shareholders’ Agreement, disputes among our controlling shareholders could, among other things, adversely affect the ability of our board of directors and executive officers to:

  modify our business plan, dividend policy or Bylaws;

  sell any of our material assets;

  issue additional securities;

  increase or reduce our capital;

  incur additional indebtedness; or

  merge with another entity.

       This could affect our financial condition and results of operations.

We may be liable for pre-existing labor liabilities of the companies that Brasil Telecom S.A. merged with, which could have an adverse effect on our results of operations.

       Under Brazilian labor law, a change of control, corporate structure or ownership does not affect the applicability of pre-existing employment contracts of an entity. Brazilian labor courts take the position that any entity that acquires the control of a manufacturing or commercial establishment becomes liable for the labor liabilities of its target even when such liabilities originated prior to the date of the acquisition. As of February 28, 2003, contingent liabilities for labor proceedings in which the risk of loss was considered “probable” amounted to approximately R$321 million and contingent liabilities for which the risk was considered “possible” amounted to approximately R$466 million. As of February 28, 2003, we were involved in approximately 14,054 labor proceedings, which includes pre-existing labor liabilities of the companies we merged with. The estimated total amount involved in these proceedings is approximately R$979 million. Contingencies classified as having a probable risk of loss are recorded under liabilities. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Labor Proceedings.” Although we believe that there are no other material pre-existing labor liabilities, there can be no assurances that additional material labor proceedings for actions undertaken by the companies Brasil Telecom S.A. merged with, prior to its merger with them, will not be brought in the future, or if they are, that an adverse judgment regarding the same would not have a material adverse effect on our results of operations or financial condition.

It may be difficult to effect service of process upon, or to enforce foreign judgements upon, us, our directors and our officers.

       We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers are located in Brazil. As a result, it may be difficult for you to effect service of process within the United States or other jurisdictions outside of Brazil upon our company or such persons, or to enforce against them judgments of courts in the United States, predicated upon the civil liability provisions of the federal securities or other laws of the United States.

Risks Relating to the Brazilian Telecommunications Industry

We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

       The telecommunications industry in Brazil is becoming increasingly competitive. We compete primarily on the basis of features, pricing and customer service. We currently face competition from Global Village Telecom in providing local fixed-line telecommunication services in our region, and from Global Village Telecom, Intelig and Embratel Participações S.A.–Embratel (“Embratel”) in providing intraregional long-distance telecommunications services in our region.

       The Brazilian government has granted the following companies public regime concessions in certain cities in our region in which we do not currently operate:

  Sercomtel S.A. –Telecomunicações (“Sercomtel”), has been granted a public regime concession to provide fixed-line telecommunications services in the cities of Londrina and Tamarana, located in the state of Paraná; and

  Companhia de Telecomunicações do Brasil Central S.A. (“CTBC”), has been granted a public regime concession to provide fixed-line telecommunications services in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, located in the state of Goiás, and Paranaíba, located in the state of Mato Grosso do Sul. Recently, CTBC was granted permission by Anatel to provide interregional and international telecommunications services in each of the above cities located in our region.

       Also, to date, Telecomunicações de São Paulo S.A. (“Telesp”), Tele Norte Leste S.A. (“Telemar”), Embrateland Intelighave been granted permission by Anatel to provide local telecommunications services in our region. Telesp, Albra Telecomunicações Ltda, TIM andGlobal Village Telecomhave been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region.

       Because we currently do not offer interregional or international long-distance telecommunications services or any other telecommunication services outside of our region, although we expect to provide such services in the future, we may have to compete in our region against competitors from outside of our region offering a more extensive array of fixed-line, cellular, local and/or long-distance telecommunications services throughout Brazil.

       This increased competition may adversely affect our market share and our margins. Until now, we have been able to maintain our market share in our region, which we estimate to be approximately 96.5% for local fixed-line telecommunication services, approximately 86.5% for intrastate and approximately 73.0% for interstate fixed-line telecommunication services. However, the cost of maintaining our market share has increased and our margins have decreased due to higher interconnection costs, as well as the effect of competition on pricing. See Item 4 “Information on the Company—History and Development of the Company—Historical Background ” and Item 4 “Information on the Company—History and Development of the Company—History of Our Company.” For example, during the fiscal year ended December 31, 2002, interconnection costs increased approximately 21.1%, from approximately 14.9% of gross revenues in 2001, to approximately 15.5% of gross revenues in 2002. See Item 5 “Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2000, 2001 and 2002.”

       Our ability to compete successfully will depend on the success of our marketing, our financial and other resources (including our access to capital) and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Currently, we compete with our competitors primarily on the basis of features, pricing and customer service. However, we cannot predict exactly which factors in the future will be important in maintaining our competitive position or what expenditures will be required to develop and provide the necessary technologies, products and services to remain competitive in the future.

       As a result, the expected increase in competition in our region may have a material adverse effect on our market share, margins, results of operations and financial condition.

If the Brazilian government grants more concessions in our region, the value of our concessions could be impaired.

       The telecommunications industry is regulated by the Brazilian government. Our public regime fixed-line concessions are not exclusive and the Brazilian government could grant additional public regime fixed-line concessions, as well as private regime local and intraregional long-distance authorizations, covering the same geographic regions in which we operate.

       To date, the Brazilian government has granted public regime concessions to Sercomtel and to CTBC to provide fixed-line telecommunications services within our region in certain cities located in the states of Paraná and Mato Grosso do Sul, and Goiás, respectively, in which we do not operate. Recently, Anatel granted permission to CTBC to provide interregional and international telecommunications services in each of the above cities located in our region. Also, to date, Telesp, Telemar, Embratel and Intelig have been granted permission by Anatel to provide local telecommunications services in our region. Telesp, Albra Telecommunicações Ltda., TIM and Global Village Telecom have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region. See Item 4 “Information on the Company—Business Overview—Competition.”

       Anatel may grant private additional regime authorizations to other companies to provide local, intraregional, interregional and international long-distance services throughout Brazil. See Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Licenses.”

       As a result, the value of our concessions could be adversely affected if the Brazilian government were to grant additional public regime fixed-line concessions or private regime local and/or intraregional long-distance authorizations to new entrants to provide services similar to those that we currently provide.

We could lose our concessions if we do not comply fully with the terms of our concessions. This could have a material adverse impact on our financial condition and results of operations.

       The terms of our concessions require us to satisfy a number of service, quality, technical, buildout and financial purpose conditions. See Item 4 “Information on the Company—Business Overview—Targets Imposed by Anatel ” and see Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

       We believe that we are currently in material compliance with all of these terms. However, we cannot assure you that we will be able to comply with all of them in the future. A failure to comply with them could subject us to fines by Anatel or even the potential termination of some of our concessions without compensation. If any of our concessions were to be terminated, our financial condition and results of operations would be adversely affected.

The failure to develop and implement the technology necessary to quantify and combat fraud on our network could adversely affect our results of operations.

       The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. During 2002, we continued to improve our systems in order to implement an “on-line” fraud management system. See “—Risks Relating to Our Company—We depend on sophisticated information and processing systems to operate our company, the failure of which could affect our financial condition and results of operations.”

       In addition, we rely on other long-distance carriers for interconnection, some of whom do not have anti-fraud technology in their network. In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During 2002, several automated procedures were created and placed in various parts of our operations to detect and control possible abnormalities that could represent fraudulent activities. These control points have a preventive function, and work both pro-actively and, should a fraud occur, reactively. Should we not be able to develop and implement the technology necessary to quantify and combat fraud on our network, our results of operations could be adversely affected.

The failure to develop and implement the technology necessary to extract, analyze, monitor and take actions upon revenue leakage present in our revenue stream could adversely affect our results of operations in a competitive environment.

       Revenue assurance, which consists in seeking out the sources of lost income from network and system inefficiencies from operations, is an area that was nearly unexplored two years ago. Today’s economic pressure to maximize profitability and reduce costs resulted in a shift in focus by nearly all service providers. The high costs associated with capturing new market share also drive the providers to optimize profitability within its existing market and infrastructure. Revenue leaks occur at different stages of the billing process, from ordering the new service to the provider making network switch changes and establishing accurate billing records reflecting the change.

       In 2002, the revenue assurance area introduced two systems and processes, which are currently being implemented: The first one is the Test Call Generators (TCG), which are designed to verify if services are being correctly billed, and the second one is the Call Detail Record (CDR) monitoring and Volume Control, which is a manual attempt to reconcile CDRs within the production chain, accounting for CDR traffic from its creation at the switch until it reaches the billing engine.

       We face several challenges in finding and preventing revenue leakage, including the gathering of data from multiple sources within our complex network/IT platforms and the reconciliation of such data in order to identify the root cause(s) of leakage. The identification, prevention, and correction process typically involves multiple operational functions throughout the organization.

       If we are not able to develop and implement the technology necessary to detect, quantify, and prevent revenue leakage in our network, our results of operations could be adversely affected.

As a result of new developments in the global telecommunications industry, the technology that we use may be made obsolete by technological change, which could adversely affect our competitive position, require substantial new capital expenditures and/or require write-offs of obsolete technology. This would have a material adverse effect on our financial condition and results of operations.

       All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. While we have been upgrading our network with technologically advanced fiber-optic cable with a microwave overlay, we cannot assure you that our network will not be challenged by competition from new or improved technologies in the future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-offs of obsolete technology. This would have a material adverse effect on our financial condition and results of operations.

In the event of national disaster, war, significant public disturbance, threats to internal peace or for economic reasons, the Brazilian government could temporarily seize or permanently expropriate our assets under certain circumstances, which could have a material adverse effect on our financial condition and results of operations.

       The Brazilian government has the authority to temporarily seize all assets related to telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons, and for other reasons related to national security. In addition, the Brazilian government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Brazilian law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, in the event of a temporary seizure or expropriation of any of our assets we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely. This would have a material adverse effect on our financial condition and results of operations.

Retroactive application of certain state taxes to cellular activation and other fees could have an adverse effect on our results of operations.

       In June 1998, the governments of Brazilian states approved an agreement (“Convênio 69/98”) to interpret existing Brazilian tax law to broaden the application of the state value-added tax (“ICMS”) effective July 1, 1998, to certain services, including cellular activation and installation services, to which the ICMS had not previously been applied. The administrative tax authorities in the Federal District and in the State of Santa Catarina have assessed us on this issue regarding the five years preceding June 30, 1998. We have filed administrative defenses against these states in connection with the retroactive application of this tax.

       Moreover, there is a risk that other states will seek to apply this interpretation retroactively to services rendered during the six months preceding June 30, 1998. We believe that any such attempt by other states to apply the ICMS retroactively to activation and installation services that are supplementary to basic telecommunications services would also be illegal and unconstitutional because:

  their interpretation would subject certain services which are not telecommunications services to taxation; and

  taxes may not be applied retroactively.

       Nevertheless, there can be no assurance that we would prevail in our position that the interpretation by the state governments is illegal. If the ICMS were to be applied retroactively in the activation fees earned by the discontinued cellular operations for the six months prior to June 30, 1998 under the statute of limitations, this would have a material adverse impact on our financial condition and results of operations. It would give rise to a liability estimated at approximately R$20 million in back taxes. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Retroactive Application of Certain Taxes to Cellular Activation and Other Fees.”

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares underlying the ADSs.

       Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. In 2002 the real declined in value by 52.3% against the U.S. dollar, from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 reais per U.S. dollar at December 31, 2002, as a result of the economic crisis in Argentina, one of Brazil’s primary trading partners, the lower level of growth of the world economy, and the economic instability caused by the Brazilian presidential elections. During the year ended December 31, 2002, the Central Bank raised Brazil’s base interest rate by a total of 6.0 percentage points in an effort to stabilize the currency and decrease inflationary pressures. In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

       Our operations, financial condition and the market price of our Preferred Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  base interest rate fluctuations;

  inflation;

  fluctuations in exchange rates; and

  other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

       On January 1, 2003, Luis Inácio Lula da Silva, from the Labor Party, took office as the new President of Brazil. Until now, the economic policies of former president Cardoso have been continued by the current administration of the Brazilian government. However, there can be no certainty that the current administration will continue these policies in the future. The uncertainty over what policies the current Brazilian government will adopt may have an impact in our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced.

       Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489.1% in 1993 (according to the Brazilian National Consumer Price Index (Índice Nacional de Preços ao Consumidor) published by the IBGE). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future our costs may increase, and our gross profit may be affected (to the extent that our tariff increases and consequently our net operating revenues do not keep up with the rate of inflation) and, if investor confidence lags, the price of the Preferred Shares underlying the ADSs may fall.

       Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Adverse changes in Brazilian economic conditions, beyond our control, could cause an increase in bad debt provisions for doubtful accounts, which could materially reduce our earnings.

       Our business is affected by customers’ ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in domestic interest rates,

a greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Losses from accounts receivables decreased by approximately 30.0% during the year ended on December 31, 2002, from approximately 3.8% of gross revenues in 2001 to approximately 2.7% of gross revenues in 2002. Should economic conditions worsen in Brazil and bad debts increase, this could have a material adverse effect on our financial condition and results of operations.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds from any sale of, the Preferred Shares.

       The Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian in Brazil, or you if you have exchanged your ADRs for the underlying Preferred Shares, from converting the proceeds relating to the Preferred Shares into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance. Although, there is no current material imbalance in Brazil’s balance of payments, there can be no assurance that such an imbalance may not arise in the future or that the Brazilian government will not institute more restrictive exchange control policies in the future. See Item 10 “Additional Information—Taxation—Brazilian tax considerations.”

As a holder of ADSs you may have fewer and less well-defined shareholders’ rights than in the United States.

       Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian Corporate Law, you and the holders of our Preferred Shares may have fewer and less well defined rights to protect your interests relative to actions taken by our board of directors or the holders of our Common Shares than under the laws of other jurisdictions outside Brazil.

       Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our Preferred Shares and/or ADSs. We have a manual for the disclosure and use of information and the trading of securities, that (i) defines the policy for the disclosure and use of information and contains the rules for disclosing relevant facts to the market and (ii) defines the standards that regulate the trading of shares by our controlling shareholders, advisors, and executives. We also release material contracts between our company and related parties.

       When compared to Delaware general corporation law, Brazilian corporate law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5% of the outstanding share capital of a corporation in order to have standing to bring shareholders’derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

Risks Associated with Our Preferred Shares or American Depositary Shares

The Brazilian securities markets are smaller, more volatile and less liquid than the major U.S. and European securities markets and therefore may limit your ability to sell the Preferred Shares underlying the American Depositary Shares.

       The Brazilian securities markets are smaller, more volatile and less liquid than the major securities markets in the U.S. and other jurisdictions. For example, the value of the average number of shares traded daily on the New York Stock Exchange for 2002 was approximately U.S.$40.9 billion compared to the São Paulo Stock Exchange, where the value of the average number of shares traded daily for 2002 was approximately R$558.1 million (approximately U.S.$158.0 million). The relatively small capitalization and liquidity of the Brazilian equity markets may substantially limit your ability to sell the Preferred Shares underlying the ADSs at the price and time that you desire. These markets may also be substantially affected by economic circumstances unique to Brazil, such as currency devaluations.

Developments in other countries, including Argentina, may affect the Brazilian economy, market price of the Preferred Shares and your American Depositary Shares.

       Securities of Brazilian companies have been influenced by economic and market conditions in other countries to varying degrees. Although economic conditions are different in each country, investors’reactions to developments in one country may affect the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ securities. Argentina, after prolonged periods of recession followed by political instability, announced in 2001 that it would not service its public sector debt. If the current economic situation in Argentina, an important trade partner of Brazil, and Latin America continues to deteriorate, or if similar developments occur in the international financial markets in the future, the Brazilian economy and the market price of Brazilian securities may be adversely affected. See Item 9 “The Offer and Listing—Offer and Listing Details.” There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADRs.

Holding your Preferred Shares in ADS form will subject you to several risks and may jeopardize certain rights relating to voting, dividends and distributions, and preemptive rights, among others, that you would otherwise enjoy as a holder of Preferred Shares.

  In the limited circumstances where holders of Preferred Shares are able to vote, you will be able to exercise your voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations upon your ability, as an ADS holder, to exercise your voting rights due to the additional procedural steps involved in communicating with such holders. See Item 7 “Major Shareholders and Related Party Transactions—Major shareholders.”

  If you are a resident of the United States you may not be able to exercise your preemptive rights, or exercise other types of rights, with respect to our Preferred Shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our Preferred Shares. Moreover, there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary (the “Depositary”), will attempt to sell the preemptive rights, and you will be entitled to receive your share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them. For a more complete description of preemptive rights with respect to our Preferred Shares, see Item 10 “Additional Information—Memorandum and Articles of Association.”

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., as custodian for your Preferred Shares represented by the ADSs, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to you, as a holder of ADSs. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying our ADSs. See Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

  As an ADS holder, you will be required to pay certain fees to the Depositary in connection with certain events, such as exercising your rights to purchase additional ADSs and redemption of your ADSs by our company, among others.

  We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADRs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective.

Forward-Looking Information

       This Annual Report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Forward-looking statements are not statements of historical fact and involve known and unknown risks and uncertainties. The words “anticipates,”“believes,” “estimates,” “expects,” “forecasts,”“intends,” “plans,” “predicts,” “projects,”“targets” and similar words are intended to identify these forward-looking statements.

       In this Annual Report, we have made forward-looking statements that address, among other things:

  our regional marketing strategy;

  our ability to meet our network expansion, service quality and modernization obligations;

  our market share;

  our compliance with International Commission for Non-Ionizing Radiation Protection ("ICNIRP") standards;

  the reduction of our labor force;

  the payment of our debt;

  the material adverse financial effect of any labor or tax claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás;

  the retroactive application of state value-added taxes to certain services, including installation services, rendered during the six months preceding June 30, 1998;

  the growth in demand for cable television services in our region;

  our projected capital expenditures;

  our projected subsidies and financings; and

  our liquidity.

       Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include:

  the performance of the Brazilian economy generally;

  the levels of exchange rates between Brazilian and foreign currencies;

  the telecommunications policy of Brazil's federal government;

  the growth of the Brazilian telecommunications industry as a whole;

  the introduction of competition to the Brazilian telecommunications industry in general and our region in particular;

  the receipt of additional, and/or the revocation of our existing, governmental approvals and licenses;

  the availability of the necessary equipment to maintain, operate and improve our network;

  the existence of difficulties in the operation of our equipment and/or the provision of our services;

  the availability of financing;

  the availability of qualified personnel;

  the business abilities and judgment of our personnel; and

  other factors discussed under "-Risk Factors."

       The reader should not place undue reliance on any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM4. Information on the Company

History and Development of the Company

       We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telecomunicações Brasileiras S.A. – Telebrás(“Telebrás”) by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A. –Telesc (“Telesc”), Telecomunicações de Goiás S.A. – Telegoiás (“Telegoiás”), Telecomunicações de Brasília S.A. – Telebrasília(“Telebrasília”), Telecomunicações do Mato Grosso S.A. – Telemat (“Telemat”), Telecomunicações do Mato Grosso do Sul S.A. – Telems (“Telems”), Telecomunicações de Rondônia S.A. – Teleron (“Teleron”), Telecomunicações do Acre S.A. – Teleacre (“Teleacre”), Companhia Telefônica Melhoramento e Resistência – CTMR(“CTMR”) and our predecessor, Telecomunicações do ParanáS.A. – Telepar (“Telepar”) and CRT, a company formerly controlled by Telefônica S.A.

       Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B – 71215-000 – Setor de Indústria, Brasilia, DF, Brazil, and our telephone number is (55-61) 415-1414. Our agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th floor, New York, New York 10011.

Historical Background

       Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações (the “General Telecommunications Law,” and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s Executive Branch, the “Telecommunications Regulations”), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás.

       The General Telecommunications Law established Anatel as the regulator of the telecommunication industry in Brazil. Anatel is administratively independent from the Brazilian Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. In addition, any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel’s decisions may be challenged in the Brazilian courts. Among its functions are the following:

  to propose the implementation or elimination of services in the public regime;

  to manage the spectrum of radio frequency and the use of orbits;

  to settle conflicts of interest among the companies that render telecommunication services;

  to protect and defend the users' rights;

  to prevent, control and punish penalties of the economic order, in the telecommunication industry;

  to establish restrictions, limits or conditions to corporate groups in obtaining or transferring the concessions, permissions and authorizations, in order to assure the competition; and

  to establish the tariff structure for each kind of services rendered in the public regime.

       On January 30, 1998, in preparation for the restructuring and privatization of Telebrás, the cellular telecommunications operations of Telebrás’ operating subsidiaries were spun off into separate companies. On May 22, 1998, Telebrás was restructured to form, in addition to Telebrás, 12 new holding companies by means of a procedure under Brazilian Corporate Law called cisão, or split-up. These new holding companies were allocated virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in its operating companies. The split-up of Telebrás into 12 new holding companies is referred to herein as the “breakup of Telebrás.”

       These holding companies, together with their respective subsidiaries, consisted of (a) eight cellular service providers, each operating in one of the regions into which Brazil has been divided for purposes of cellular telecommunications services in the frequency range formerly used by each of the former operating companies of Telebrás, (b) three regional fixed-line service providers, each providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and (c) Embratel, which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

       Set forth below are maps of Brazil showing the locations of the fixed line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

       We are one of the three new holding companies providing local and intraregional long-distance services in Brazil. See Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders.” In the breakup of Telebrás, we were allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR; companies which provided fixed-line telecommunications service in the western, central and southern regions of Brazil. See “—Business Overview—Our Region.” In July 1998, the Federal Government sold all its voting shares of these new holding companies, including the shares it held in Brasil Telecom Participações to private sector buyers. The sale of all of the Federal Government’s voting shares in the new holding companies to private sector buyers is referred to herein as the “privatization of Telebrás.”

History of Our Company

       The following overview illustrates a brief history of our company:

  November 27, 1963: We were incorporated as a corporation under the laws of Brazil.

  May 22, 1998: The Brazilian government transferred the ownership of each of Telepar (currently Brasil Telecom S.A.), Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR, to us.

  July 29, 1998: Solpart acquired a controlling interest in our company from the Brazilian government pursuant to the privatization of Telebrás.

  November 16, 1998: We listed ADRs evidencing our Preferred Shares on the New York Stock Exchange.

  February 28, 2000: Our subsidiary, Brasil Telecom S.A., was reorganized and merged with and into Telesc, Telegoias, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR.

  April 28, 2000: In accordance with our strategy of becoming a national telecommunications company, we changed our corporate name from Tele Centro Sul Participações S.A to Brasil Telecom Participações S.A.

  July 31, 2000: We acquired 98.83% of the corporate capital of TBS Participações S.A.(“TBS”), a company controlled by Telefônica S.A., which held 85.19% of the voting capital of CRT, representing 31.56% of the total share capital of CRT, for approximately R$1.50 billion. CRT was the dominant fixed-line telecommunications service company in the state of Rio Grande do Sul.

  December 28, 2000: TBS was merged into CRT, and immediately afterwards CRT was merged with and into Brasil Telecom S.A. Pursuant to our merger with CRT, minority shareholders of CRT were given the right to exchange their CRT shares for preferred shares and common shares of Brasil Telecom S.A. The exchange of shares was made based on the market value of Brasil Telecom S.A.‘s shares compared to those of CRT.

  November 16, 2001: Our subsidiary Brasil Telecom S.A. listed ADRs evidencing its Preferred Shares on the New York Stock Exchange.

  February 22, 2002: BrT Serviços de Internet S.A. (“BrTi”) acquired 15.4% of the total capital stock of Ibest Holding Corporation which controls Ibest S.A., for approximately R$10 million. The equity on Ibest Holding Corporation was reduced to 12.8% by the acquisition of Lokau by Ibest Holding Corporation, which paid Lokau Shareholders with its shares. BrT Serviços de Internet S.A. also entered into a partnership agreement with Ibest S.A. to provide internet dial access to Ibest S.A.‘s users, in return for which Ibest S.A. encourages its users to access the internet through our services.

  May 9, 2002: We and our subsidiary Brasil Telecom S.A. joined the Special Corporate Governance Level 1 of the Sao Paulo Stock Exchange—BOVESPA;

  June 3, 2002: Our subsidiary Brasil Telecom S.A.‘s shares were listed on the São Paulo Stock Exchange—BOVESPA started trading under new symbols: “BRT03” for common shares and “BRT04” for preferred shares.

  November 15, 2002: We signed, through our indirect subsidiary BrT Serviços de Internet S.A. a stock and asset purchase and sale contract with the affiliated companies of GlobeNet Communications Group Ltd., setting forth our intention to acquire their entire system of submarine fiber-optic cables for US$48 million, of which US$28.8 million was payable on the closing date, June 11, 2003, and the remaining US$19.2 million within 18 months after the payment of the first installment.

  December 19, 2002: Brasil Telecom S.A. acquired licenses for the Personal Communication System – (PCS) for R$191.5 million through an auction held on November 19, 2002. The minimum price was R$182.9 million and we paid a premium of 3.6%.

  February 17, 2003: Brasil Telecom S.A. announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda., a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda.(“MetroRED”), for US$17.0 million. In addition, we hold an option to purchase the remaining 80.1% of the capital of MTHat the price of US$51.0 million, which can only be exercised after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.

       As a result of Brasil Telecom S.A.‘s merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, we became the dominant local, interstate and intrastate fixed-line telecommunication service provider in our region. The only other fixed-line telecommunications service provider in our region is Global Village Telecom (Sercomtel and CTBC also operate partially in our region but we do not service the same cities). For intrastate and interstate long-distance telecommunications services, Intelig and Embratel are the other providers that are authorized to provide long-distance services in our region.

       Our average market share for local fixed-line telecommunication services in our region for the year 2002 was approximately 96.5%. This estimate is based on outside consultants’ statistical estimates using the volume of outgoing and incoming local calls of our competitors that interconnect through our network. Our dominant position in the local fixed-line telecommunications market is due, among other things, to the fact that we did not face any competition in this market until the entry of Global Village Telecom in November of 2000.

       Our average market share for intrastate and interstate fixed-line telecommunication services for the year 2002 was approximately 86.5% and 73.0%, respectively. These estimates are based on the volume of outgoing and incoming long-distance calls that select us to carry such calls by imputing our carrier selection code.

       Notwithstanding our dominant position in our region, the cost of maintaining our market share has increased and our margins have decreased due to higher subscriber acquisition costs in the form of advertising and discounts, as well as the effect of increased competition on pricing. We currently face competition in the local fixed-line telecommunications market from Global Village Telecom, and in the interstate and intrastate long-distance telecommunications market from Intelig, Embratel and Global Village Telecom. See “—Business Overview—Competition.” In addition, we could face increased competition if the Brazilian government grants more private regime authorizations in our region, as it is expected to do, or if new or competing technologies are developed. As a result, there can be no assurance that increased competition will not have a material adverse effect on our results of operations and financial condition. See Item 3 “Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.”

Regulation of the Brazilian Telecommunications Industry

General

       Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law and various administrative enactments thereunder. We operate in each of the states in our region based on the concessions that were granted to each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. These concessions authorize us to provide specified services and set forth certain obligations that we need to comply with (the “List of Obligations”).

       Anatel is the regulatory agency for telecommunications under the Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree”). Anatel is administratively independent from the Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. In addition, any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel’s decisions may be challenged in the Brazilian courts.

Concessions and Licenses

       The concessions and authorizations for supplying telecommunications services in Brazil are granted under the public and private regimes. Services under the public regime are supplied through concessions while services under the private regime are supplied through authorizations granted by Anatel.

       Companies under the public regime, like our company, are subject to certain special obligations regarding tariffs established by Anatel, which is also responsible for supervising the tariffs charged by such companies. On the other hand, the prices charged by the companies under the private regime, like Global Village Telecom and Intelig in our region, are freely set, and only subject to general policies and legislation which aim at protecting competition from any harm, as well as from the abuse of economic power.

       The obligations in respect to the quality of services, interconnection and payment for the use of networks are applicable to companies that render telecommunications services under both the public and private regimes.

       Until the earlier of December 31, 2003, or until all of the public regime concessionaires operating in their region have fulfilled certain year 2003 universalization and network expansion obligations, public regime companies, such as our company, that render fixed-line telephone services are prohibited from offering interregional and international long-distance services. Such obligations include universalization and network expansion targets set by the respective concessions and the General Plans of Concession and Licenses.

       Because we have no control over when the other public regime concessionaires in our region will meet their year 2003 universalization and network expansion obligations, we cannot guarantee that we will be able to offer interregional and international long-distance telecommunication services prior to December 31, 2003. As a result, until we and the other concessionaires in our region have met our year 2003 universalization and network expansion obligations, or until December 31, 2003, whichever is earlier, we may face competition from other entrants in our region offering a wide array of fixed-line, cellular, local and long-distance telecommunications services throughout Brazil. This could have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 3 “Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry— We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.”

Fixed-Line Services – Public Regime

       Each public regime company, like our company, operates under concessions that expire in 2005 but are renewable for an additional 20-year period, subject to the meeting of certain obligations. The concessions may be revoked prior to expiration. See “—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.” Every second year during the 20-year renewal period, public regime companies will be required to pay renewal fees equal to 2% of the annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year, beginning April 30, 2006.

       Our company, like the other regional fixed-line companies, is generally not permitted to offer interregional, international long-distance service or other specified telecommunications services until after December 31, 2003. However, if all of the operating concessionaires providing telecommunications services in our region meet their network expansion and universal service targets on an accelerated basis, we would qualify to receive authorization to offer any sort of telecommunications services, including interregional and international long-distance services, in our region and elsewhere, prior to December 31, 2003. See “—Obligations of Telecommunications Companies—Public Regime—Service Restrictions.”

Fixed-Line Services – Private Regime

       The Telecommunications Regulations provide for the introduction of competition in telecommunications services in Brazil by requiring the Federal Government to authorize four private regime companies: one to provide local fixed-line and intraregional long-distance telecommunications services in each of the three fixed-line regions and one to provide interregional and international long-distance telecommunication services throughout Brazil. In November of 2000, Global Village Telecom began providing local fixed-line and intraregional long-distance telecommunications services in our region, thereby increasing competition for us. Since January 1, 2002, Anatel has had the authority to authorize additional private regime companies to provide intraregional, interregional and international telephone long-distance services.See “—Business Overview—Competition.”

Obligations of Telecommunications Companies

       Our company, like other telecommunications service providers, is subject to obligations concerning quality of service and network expansion and modernization. The other public regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the Plano Geral de Outorgas (“General Plan of Concessions and Licenses”) and special obligations regarding network expansion, modernization and service quality contained in the Plano Geral de Metas de Universalização (“General Plan on Universal Service”) and the Plano Geral de Metas de Qualidade (“General Plan on Quality”).

Public Regime – Service Restrictions

       The General Plan of Concessions and Licenses prohibits regional fixed-line service providers such as our company from offering cellular, interregional long-distance or international long-distance services and prohibits Embratel from offering local or cellular services until after December 31, 2003.

       Anatel is expected to monitor the progress of Embratel and the regional fixed-line service providers, like our company, towards meeting their respective Lists of Obligations. See “—Network Expansion—General Plan on Universal Service” and “—Quality of Service—General Plan on Quality.” Each public regime fixed-line provider will be authorized to provide all other telecommunication services (except for fixed-line services in the private regime within their region and cable television services) either (i) after December 31, 2003; or (ii) after all of the public regime concessionaires operating in their respective region have met their respective universalization and network expansion targets.

       Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including the following:

  a public regime company is prohibited from holding more than 20 percent of the voting stock in any other public regime company for a five-year period beginning in July 1998 (following such period the prohibition is suspended, provided that the acquisition is not deemed detrimental to the implementation of the General Plan of Concessions and Licenses);

  mergers between regional fixed-line service providers and cellular service providers are prohibited; and

  companies offering telephony services are prohibited from offering cable television (unless a public auction to provide such services in the relevant region is held and no one appears).

Network Expansion – General Plan on Universal Service

       Under the General Plan on Universal Service, each regional fixed-line service provider is required to expand fixed-line service within its region in accordance with the List of Obligations, and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public regime companies. If a public regime company fails to meet its obligations in a particular fixed-line region, Anatel may apply the penalties established by the terms and conditions of the concessions.

Quality of Services – General Plan on Quality

       The providers of fixed-line services, either in the private or in the public regime, shall comply with the provisions of the General Plan on Quality and with the terms of their respective concessions, licenses and authorizations, as the case may be. All costs related to the fulfillment of the quality goals established by the General Plan on Quality shall be exclusively held by the respective telephone service provider.

       The General Plan on Quality establishes the minimum quality standards for the services in regard to:

  quality of phone calls;

  attendance to repair requests;

  phone services to the user;

  quality of public phones;

  supply of access code to users;

  personal services to users;

  issuance of bills;

  attendance to requests of address changes; and

  modernization of the network.

       The providers of fixed-line services are obliged to supply Anatel with specific data containing their achievement of the minimum quality set forth in the General Plan on Quality on a monthly basis. However, Anatel may collect such data itself at any time and without any previous warning.

       The provider of fixed-line telephone service who does not achieve, in due time, the quality targets established, may be subject to general punitive measures selected by Anatel. Such measures are: warning, fine, temporary suspension, issuance of a bad repute statement, and termination of such concession, permission or authorization. Fines applicable due to an act or omission contrary to the terms of the respective concession, permission or authorization and which causes damages to the quality of the fixed-line telephone services can be up to R$50 million. Such fines shall be imposed pursuant to the terms of article 179 of Law 9,472/97 and the respective concession, permission or authorization.

Fines and Penalties

       Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million as well as potential revocation of the concession. Failure to meet the quality of services obligations in the List of Obligations may result in fines and penalties of up to R$40 million. Although we believe that we will be able to meet these requirements; our ability to meet the quality of service obligations in the List of Obligations will depend upon certain factors outside of our control. See “—Business Overview—Network and Facilities—Network Expansion” and “—Business Overview—Services.”

Interconnection

       All public regime companies are required to provide interconnection upon request to any provider of public telecommunications services when technically possible. The terms and conditions of interconnection are freely negotiated between parties, subject to Anatel’s approval. If the parties do not reach agreement on the terms of their interconnection, Anatel may act as their arbitrator. If a company offers any party a tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis. Fixed-line service providers are required to meet certain targets for the number of interconnection points available.

Rate Regulation

       Our concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of an upper limit placed on a weighted average rate for two baskets of services, one local and one long-distance. The local basket includes installation charges, monthly subscription fees and measured usage fees. The long-distance basket includes four rates for calls of varying distances. The caps for local and long-distance interconnection services are equal to the caps for the respective baskets.

       The initial price caps in our concessions were based on the previously existing tariffs, which were developed based on our fully allocated costs. The price caps are adjusted by Anatel on an annual basis under a formula set forth in our respective concessions, which provides for two types of adjustments. One adjustment reflects the rate of deflation or inflation during the relevant period, as measured by the General Price Index – Internal Availability, Índice Geral de Preços – Disponibilidade Interna, published by the Fundação Getúlio Vargas, a private Brazilian economic research organization. The other adjustment is a reduction in the price-level adjustment determined in accordance with a table of deemed productivity gains that are phased in during 1998-2005 for some caps and 2001-2005 for others.

       Subject to certain limits, the tariffs for individual services within each basket may be increased without pre-defined limits, as long as the weighted average tariff for the entire basket does not exceed the price cap. Subject to approval by Anatel, we may also offer alternative plans that are not subject to the price cap. For instance, customers might be permitted to select a plan that allows unlimited calling for a set fee rather than paying the per-minute fee under our basic service plan.

       Other telecommunications companies wishing to interconnect with and use our network must pay certain fees, primarily a flat network usage fee charged per minute of use, which represents an average charge for a basket of network elements and services. The flat network usage fee is subject to a price cap that varies from company to company based on the underlying cost characteristics of that company’s network. For a breakdown of our past network usage charges, see “—Business Overview—Rates—Network Usage Charges.”

       Three years from the date of grant of our concessions, Anatel may permit us to set our own tariffs, provided that there is effective competition in our region. Excessive increases in earnings or anti-competitive practices may cause Anatel to re-institute the price-cap mechanism.

       For information on our current tariffs and service plans, see “—Business Overview—Rates.”

Concessions’ Termination

       Under the terms of our respective concessions, a concession can be terminated under any of the following circumstances:

  upon expiration of such concession;

  by the Federal Government under extraordinary circumstances in which the public interest is jeopardized and the Federal Government decides to operate the services that we provide, under the understanding that such termination by the Federal Government shall only be valid as long as a law declaring the existence of such situation is enacted and the relevant indemnification is paid to our company;

  by amicable or judicial termination by our company as a consequence of an act or omission by the Federal Government if the rendering of our services becomes an excessive burden to our company;

  upon the occurrence of an annulment, determined in the sole discretion of Anatel, which shall only occur when Anatel believes that we are guilty of an irreversible and serious irregularity;

  in the event that we enter into a split-up, spin-off, amalgamation or merger process, capital reduction or a transfer of our corporate power without Anatel’s authorization;

  by the transfer of such concession without Anatel's authorization; and

  in the event of an intervention by Anatel in our operations that causes us to receive unfair benefits.

       In the event that any of our concessions are terminated, Anatel may, without prejudice, preemptively occupy all of our properties and use our employees in order to continue rendering services, on the terms and conditions previously established.

Capital Expenditures

       Before the breakup of Telebrás, our capital expenditures were planned and allocated by Telebrás on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented us from making certain investments that otherwise would have been made to improve telecommunications service in our region. Since the breakup of Telebrás, we are no longer subject to these restrictions. We are now permitted to determine our own capital expenditure budget, subject to compliance with certain obligations under our concessions. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

       The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000(1)	2001(2)	2002(2)
	(millions of reais)
Switching	515.8	455.8	235.0
Transmission	212.8	463.1	133.5
Access Network	595.3	1,094.1	212.9
Data Network	72.9	176.3	312.3
Infrastructure	243.5	312.5	148.7
Other investments(3)	443.7	924.0	963.5
Total capital expenditures	2,084.0(4)	3,425.7	2,005.9

_______________
(1)      In constant reais of December 31, 2000. Presented on a combined consolidated basis for the year 2000.
(2)      Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais. Presented on a consolidated basis for the years 2001 and 2002.
(3)      Other investments include investments to replace plant equipment and other fixed assets generally without altering the capacity of the assets replaced and certain investments in operational and technical support such as telecommunications management network systems.
(4)      Does not include any capital expenditures made by CRT on its network prior to our merger with CRT, which is deemed to have occurred on July 31, 2000.

Acquisition of CRT

       In addition to the expenditures on plant expansion and modernization, we invested approximately R$1.50 billion on the acquisition of CRT in 2000.

       On July 31, 2000, we acquired 98.83% of the corporate capital of TBS, the holder of 85.19% of the voting capital of CRT, for approximately R$1.50 billion. The acquisition of CRT was financed partly through the use of our own cash reserves, as well as through the domestic placement of commercial paper worth approximately R$900 million.

Acquisition of Ibest Holding Corporation

       On February 22, 2002, BrT Serviços de Internet S.A. acquired 15.4% of the total capital stock of Ibest Holding Corporation, which controls Ibest S.A., for approximately R$10 million. The equity interest in Ibest Holding Corporation was reduced to 12.8% by the acquisition of Lokau by Ibest Holding Corporation, which paid Lokau’s shareholders with its shares. BrT Serviços de Internet S.A. also entered into a partnership agreement with Ibest S.A. to provide internet dial access to Ibest S.A.‘s users, in return for which Ibest S.A. encourages its users to access the internet through our services.

Acquisition of Globenet’s Submarine Fiber-Optic Cable System

       On November 15, 2002, our subsidiary Brasil Telecom S.A. signed an agreement with the affiliate companies of GlobeNet Communications Group Ltd., through a Sales and Purchase Contract of Shares and Assets (Contrato de Compra e Venda de Ações e Ativos), for the acquisition of the entire submarine fiber-optic cable system of the GlobeNet Group, interlinking connection points in New York and Florida (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Venezuela). The transaction will consist of the acquisition of assets located in the United States, in the Bermuda Islands, in Brazil and in Venezuela.

       The transaction was implemented by our subsidiary Brasil Telecom S.A. through its wholly-owned subsidiary BrTi, which in turn will be able to form subsidiaries outside Brazil for the acquisition of assets and the purchase of shareholding stakes outside Brazil.

       The value of the transaction is equivalent to US$48.0 million, of which US$28.8 million was paid on the closing date, June 11, 2003. The remaining US$19.2 million will be paid over a period of 18 months after the payment of the first installment.

       The GlobeNet Group was formed in 1998 to provide fiber-optic communication services in the United States and internationally between the United States and South America. The Group’s system is composed of two armored submarine cable rings, representing approximately 22,000 kilometers of the best fiber-optic technology cable, linking Brazil to the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80Gbps, and with the potential to increase this to 1,360Gbps. With this installed capacity, we do not anticipate the need for additional investment in fixed assets in the short-term.

       Through this transaction, we are following our strategy of consolidation and expansion, as a provider of IP wideband broadband services for the residential and corporate segments, as well as becoming the owner of an important fiber-optic connection between Brazil and the United States, which is important to both our interests and those of Brazil.

Acquisition of PCS Licenses

       In line with the strategy of operating integrated solutions to our clients, we acquired licenses for Personal Communication Services (PCS) for R$191.5 million, at an auction held on November 19, 2002. Brasil Telecom paid a premium of 3.6% over the reserve price of R$184.9 million.

       Our subsidiary Brasil Telecom S.A. signed the Term of Authorization on December 19, 2002, when it paid the equivalent of 10% of the total bid amount at auction. The remaining 90% will be paid in six equal installments annually, respectively due 36, 48, 60, 72, 84 and 96 months after the date of the signing of the Term of Authorization. These installments will be corrected by the IGP-DI index.

       Compared to the amounts paid for the same licenses at the auction held on February 13, 2001, the situation was favorable for us, since we acquired our licenses for approximately R$350 million less than the price paid at that time.

Acquisition of MetroRED

       On February 17, 2003, we announced the acquisition of a 19.9% stake in MTH do Brasil Ltda., the holder of 99.99% of the capital of MetroRED, for US$17.0 million. In addition to this, we have a purchase option on the remaining 80.1% stake in MTH for US$51.0 million, which can only be exercised after we obtain certification by Anatel and the fulfillment of the 2003 targets set out in our concession contracts.

       MetroRED will allow Brasil Telecom S.A. to continue its strategy of positioning itself as a market leader in the corporate data transmission services segment. MetroRED’s data transport network is complementary to ours and has significant network capillarity in the three principal corporate markets outside Region 2 — São Paulo, Rio de Janeiro and Belo Horizonte. The system has 331 kilometers of local network and 1,486 kilometers of long-distance network, connecting these cities.

       MetroRED also has an Internet Solutions Center occupying 3,500 square meters in São Paulo, which offers co-location and hosting services, among others. In addition to this, it has a management team with a wide and in-depth knowledge of the markets of São Paulo, Rio de Janeiro and Belo Horizonte.

Research and Development

       We conduct research and development in the areas of telecommunications services, but do not independently seek to develop any new telecommunications technology. Since prior to the breakup of Telebrás, we have contributed to the Fundação CPqD – Centro de Pesquisa e Desenvolvimento em Telecomunicações (the “Center”), a research and development center formerly operated by Telebrás that develops telecommunications technology for application in Brazil.

       Our aggregate expenditures on research and development, including our contribution to the Center and expenditures relating to our own independent research and development activities, were approximately R$24.7 million, R$8.0 million and R$3.8 million for 2000, 2001 and 2002, respectively.

Expected Capital Expenditures on Plant Expansion and Modernization

       We currently expect to invest approximately R$1.82 billion in the expansion and modernization of our network during the fiscal year 2003. For the three months ended March 31, 2003, we had invested approximately R$381 million in the expansion and modernization of our network. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

       We expect to finance our remaining expected 2003 capital expenditures with internal funds generated primarily from our operations.

Business Overview

       We provide fixed-line telecommunications services in Brazil under concessions which we assumed from each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT for each of the states in our region. These concessions were granted by the Brazilian government to us and to each of these companies prior to our merger with them. These concessions authorize us to provide local and intrastate fixed-line telecommunications services in nine states located in the western, central and southern regions of Brazil and in the Federal District. These concession areas constitute our region. See “—Our Region.” We are the dominant provider of local fixed-line telecommunications services and intrastate fixed-line telecommunications services in our region. Local fixed-line telecommunications services include all calls that originate and terminate within a single local area in our region, as well as, installation, monthly subscription, public telephones and supplemental local services. Intrastate fixed-line telecommunications services include all calls between local areas within a state in our region.

       Prior to the year 2000, we did not provide interstate long-distance fixed-line telecommunications services between the states in our region. Since July 1999, we have been authorized to provide interstate long-distance services between the states in our region, thereby competing against Embratel, Intelig and Global Village Telecom.

       In local fixed-line services, our sole competitor is Global Village Telecom. See “—Competition.” As of December 31, 2002, we had approximately 9.5 million lines in service.

Services

       The fixed-line telecommunications services that we offer to our customers consist of (i) local services, including all calls that originate and terminate within a single local area in the region, as well as, installation, monthly subscription, public telephones and supplemental local services, (ii) intrastate long-distance services, including calls between local areas within a state in our region, (iii) interstate long-distance services, which are limited to calls between states in our region, (iv) network services, including interconnection, leasing of facilities and fixed-to-mobile services, (v) data transmission services, and (vi) other services. We do not sell, rent or otherwise provide telephone equipment such as handsets or switchboards. Pursuant to the terms of our respective concessions, we are not authorized to provide interregional and international long-distance services. See “—History and Development of the Company—Historical Background” and Item 5 “Operating and Financial Review and Prospects.” We are waiting for Anatel’s certification of the accomplishment of the 2003 targets, so we can request this authorization to provide interregional and international long-distance and certain other telecommunications services.

       The following table sets forth our revenue by type of service for the indicated years. Our tariffs for each category of service are discussed below under “—Rates.” Trends and events affecting our operating revenue are discussed under Item 5 “Operating and Financial Review and Prospects.”

	Year ended December 31,
	2000(1)(2)	2001(3)	2002
	(millions of reais)
Local services	3,889	5,548	6,255
Non-local services
Intraregional (intrastate and interstate) long-distance
service	987	1,341	1,748
Interregional and international long-distance service(4)	1	1	1
Network services	915	994	1,021
Data transmission	241	324	505
Other	202	250	310
Gross operating revenues	6,235	8,458	9,840
Taxes and discounts	(1,583)	(2,300)	(2,769)
Net operating revenues	4,652	6,158	7,071

_______________
(1)      In constant reais of December 31, 2000. Presented on a combined consolidated basis for the year 2000.
(2)      Does not include any revenue generated by CRT prior to our merger with CRT, which is deemed to have occurred on July 31, 2000.
(3)      Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais. Presented on a consolidated basis for the years 2001 and 2002.
(4)      These services are limited to interregional long-distance calls to bordering cities adjacent to our region.

Local Services

       We are the dominant provider of local telecommunications services in our region. Local services include all calls that originate and terminate within a single local area in our region, as well as, installation, monthly subscription, public telephones, and supplemental local services.

       We own and operate public telephones throughout our region. At December 31, 2002, we had approximately 293.3 thousand public telephones. Anatel’s service targets required us to have 216.3 thousand public telephones by year-end 2001, a goal which we met. No target was set by Anatel for the year ended December 31, 2002. By December 31, 2003 we have to meet the goal of 7.5 public telephones for each 1,000 inhabitants and a ratio of public telephones/lines installed equal to 2.5%. See “—Network and Facilities—Network Expansion” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service.”

       We provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID.

Intraregional (Intrastate and Interstate) Long-Distance Service

       We are the dominant provider of intrastate fixed-line telecommunication services in our region. Since July 1999, we have also been providing interstate fixed-line telecommunications services in our region. Calls from one local area in a region to another local area in a region are referred to as “intraregional long-distance” calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Prior to the breakup of Telebrás, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT was the exclusive provider of long-distance service that originated and terminated within its concession area. Each concession area coincided roughly with a state, so, generally speaking, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT (excluding CTMR, which is related to the municipality of Pelotas) was the exclusive provider of intrastate long-distance service in its state. Embratel was the exclusive provider of long-distance service between states.

       As of July 1999, Embratel and Intelig were authorized to begin to provide intrastate long-distance services within the states in our region, and we were authorized to begin to provide interstate long-distance services between the states in our region. See “—Competition.” As a result we have been expanding our network to provide interstate long-distance service in our region, and Embratel and Intelig have been expanding their networks to provide intrastate long-distance service. Until we complete this expansion, we may lease transmission facilities from other carriers to complete interstate long-distance calls between states in our region. To date, Telemar, Embratel and Intelig have been granted permission by Anatel to provide local telecommunications services in our region. Telesp, Albra Telecomunicações Ltda., TIM and Global Village Telecom Ltda. have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region. CTBC has been granted permission by Anatel to provide interregional and international telecommunications services in certain cities located in our region.

       Anatel approved a numbering plan for fixed-line service providers in Brazil. The numbering plan created the so-called carrier selection code, whereby callers are able to choose a service provider for each long-distance call with numbers that identify the carrier. Our carrier selection code is “14.” Since June 1999, we have been providing intraregional long-distance service in our region, thereby competing against Embratel and Intelig. Similarly, Embratel and Intelig have been approved to provide intraregional long-distance service, thereby competing against our company. We are trying to increase our market share of the intraregional (intrastate and interstate) long-distance service market and consolidate our brand, in preparation of our entry into other regions after December 31, 2003.

Interregional and International Service

       We are currently not authorized to provide interregional or international long-distance services. Interregional long-distance service consists of calls between a point within our region and a point in Brazil outside our region. International long-distance service consists of calls between a point within our region and a point outside Brazil. Since 2002, we are eligible to obtain authorization to provide interregional and international long-distance service provided that all of the other public regime concessionaires providing telecommunications services in our region have met the universalization and network expansion targets set forth in our respective concessions. See “—Targets Imposed by Anatel,”“—Competition,” and “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

Network Services

       Network services consist of Interconnection, Lease of Facilities and Fixed-to-Mobile Services.

       Interconnection

       Interconnection services consist of the use of our network by other telecommunication providers in order to:

  receive calls that originate on our network;

  complete calls that terminate on our network; and

  connect switching stations to our network.

  Use of our interconnection services has grown substantially since they were introduced in April 1998, as a result of:

  the spin-off of the cellular telecommunications businesses of each of Telepar, Telesc, Telegoias, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR;

  the breakup of Telebrás; and

  the advent of competition in the telecommunications sector in Brazil.

       Telecommunications service providers are required to provide interconnection services on a nondiscriminatory basis. Subject to certain requirements, they are free to negotiate the terms of their interconnection agreements, but if the parties fail to reach an agreement, Anatel will arbitrate the controversy and establish the terms and conditions of interconnection. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Interconnection” and “—Rate Regulation.” The terms of our interconnection services, particularly the pricing and technical requirements of these services, may affect our results of operations, competitive environment and capital expenditure requirements.

       We provide interconnection services to long-distance providers (Embratel and Intelig), and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B cellular service providers in our region.

       Lease of Facilities

       Other telecommunications service providers, particularly cellular service providers, lease trunk lines from our company for use within their stand-alone networks. Large corporate customers lease lines from our company for use in private networks connecting different corporate sites.

       We also lease our telecommunications facilities to Embratel and Intelig in order to provide access to our network.

       Fixed-to-Mobile Services

       Fixed-to-mobile services consist of calls that originate in a fixed-line terminal and terminate in a cellular terminal. The use of our fixed-to-mobile services has grown since the spin-off of the cellular telecommunications businesses of each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR.

Data Transmission Services

       We provide data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, image and text transmission services, mainly for corporate networks and internet access.

       We offer various data transmission services such as:

  SLDD (Digital Dedicated Line Service - leased lines);

  Turbo / Turbo Empresas (xDSL - Digital Subscriber Line);

  ATM (Asynchronous Transfer Mode) / Frame Relay (FR);

  Dedicated IP (Internet Protocol - corporate internet access);

  DialNet (DialNet service to corporate networks and public internet access); and

  Vetor (IP-VPNs, Virtual Private Networks based on Internet Protocol).

       We intend to continue to invest in data networks in order to better serve the expected increase in demand for this type of services.

       In 2002, we installed 124,700 new ADSL (Asymmetric Digital Subscriber Line) portals, resulting in a total of 225,300 ADSL installed portals, in 172 localities. The ADSL plant in service reached 140,690 accesses, representing a growth of 318% compared to 2001 (33,670 accesses). At the end of 2002, we had sold 168,601 ADSL accesses. ADSL technology allows normal telephone services, as well as the delivery of high-speed data transmission to virtual private networks or to public internet over existing copper lines.

	Year ended December 31,
	2001	2002	% Change
ADSL
Installed Portals	100,600	225,300	124.0
Access in Service	33,670	140,690	317.8
Access Sold	40,640	168,601	314.9

       The other data transmission services (ATM, FR, IP) expanded by 24.4% in 2002 compared to 2001. As of December 31, 2002, we had installed 8,232 ATM / FR / IP gateways, in 87 localities. The DialNet service increased from 47,520 gateways installed at the end of 2001, to 89,020 gateways installed in 180 localities at the end of 2002, representing an increase of 87.3%.

	Year ended December 31,
	2001	2002	% Change
DialNet	47,520	89,020	87.3
ATM / FR / IP	6,618	8,232	24.4

       In the last quarter of 2002, we implemented the Multi Protocol Label Switching (MPLS) on the IP Network. This technology allows us to provide IP-VPN services (virtual private networks based on IP) associated with different classes of service, guaranteeing differentiated treatment of traffic to each application. It also allows the formation of virtual private networks independent on the client’s access form (SLDD, FR, ATM, DialNet).

       In 2001, we continued implementing a Signaling Network through common channel seven, based on four dedicated Signal Transfer Points (STP) which made it possible to begin to provide additional services such as call screening (a service that allows for the identification of clients, allowing for differential treatment of them), improved accounting and black and white lists (data banks that allow the identification and service of clients in default), in certain markets.

Other Services

       We provide telecommunications services beyond local, intraregional, network and data transmission services including value-added services (900, follow-me, voice mail, call waiting) and advertising in the Yellow Pages and advertising on public telephone cards. However, in accordance with our concessions, we are prohibited from providing cable television services, but we may lease our network to providers of such services.

Our Region

       We are authorized by our concessions to provide fixed-line telecommunications service in nine states of Brazil located in the western, central and southern regions of Brazil, and in the Federal District, as listed in the chart below, excluding small areas in the States of Goiás, Mato Grosso do Sul and Paraná.

       The states in our region cover an area of approximately 2.85 million square kilometers, representing approximately 33.4% of the country’s total area and generating approximately 25% of Brazil’s Gross Domestic Product (“GDP”) in 2002. At December 31, 2002, the estimated population of our region was approximately 41 million, representing approximately 24% of the population of Brazil. Our region has four metropolitan areas with populations in excess of one million inhabitants, including Brasilia, the capital of Brazil.

       The following table sets forth certain key economic data for the states in which we operate.

		Population	Percentage of	Per capita
	Population	per square	Brazil's GDP	income (US$)
State	(millions)(1)	kilometer(1)	for 2000(2)	for 2000(3)
Parana	9.6	47.96	5.99	12,628
Santa Catarina	5.4	56.14	3.85	14,500
Distrito Federal	2.1	352.16	2.69	26,433
Tocantins	1.2	4.17	0.22	3,872
Mato Grosso	2.5	2.77	1.22	9,803
Mato Grosso do Sul	2.1	5.81	1.08	10,454
Rondonia	1.4	5.80	0.51	7,459
Rio Grande do Sul	10.2	36.14	7.73	15,306
Acre	0.6	3.65	0.15	5,573
Goias	5.0	14.69	1.97	7,920

_______________
(1)      Source: Instituto Brasileiro de Geografia e Estatistica — IBGE (“IBGE”) pursuant to the 2000 national demographic census.
(2)      Source: IBGE.
(3)     Per capita income was converted into dollars for presentation purposes at the average Commercial Market selling rate of 1999, $1.835 per U.S.$1.00.

       Set forth below is a map of Brazil showing the location of our region.

       Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of our region, in particular.

       The following table sets forth a breakdown of our approximate revenues in each of the states in which we operate for the year ended December 31, 2001.

				Mato						Rio
			Mato	Grosso				Santa		Grande
R$ millions (1)	Acre	Rondonia	Grosso	do Sul	Brasilia	Goias	Tocantins	Catarina	Paraná	do Sul	Total
Local service	44	110	290	282	691	574	57	680	1,233	1,587	5,548
Intraregional and interregional	9	35	95	71	51	138	28	266	319	329	1,341
International	0	0	0	0	0	0	0	0	1	0	1
Network services	6	28	54	58	103	101	18	133	241	252	994
Data transmission	0	2	9	12	50	24	0	88	80	59	324
Other	1	3	10	8	52	28	3	34	64	47	250
Gross operating revenues	60	178	458	431	947	865	106	1,201	1,938	2,274	8,458
Taxes and discounts	(12)	(46)	(143)	(115)	(262)	(243)	(26)	(326)	(522)	(605)	(2,300)
Net operating revenues	48	132	315	316	685	622	80	875	1,416	1,669	6,158

_______________
(1)     Pursuant to Brazilian GAAP, presented financial information for 2001 is not restated in constant reais.

The following table sets forth a breakdown of our approximate revenues in each of the states in which we operate for the year ended December 31, 2002.

				Mato						Rio
			Mato	Grosso				Santa		Grande
R$ millions (1)(2)	Acre	Rondonia	Grosso	do Sul	Brasilia	Goias	Tocantins	Catarina	Paraná	do Sul	Total
Local service	53	134	338	303	747	663	83	853	1,406	1,675	6,255
Intraregional and interregional	12	51	129	88	62	175	39	329	398	465	1,748
International	0	0	0	0	0	0	0	0	1	0	1
Network services	7	26	66	62	114	101	29	131	239	246	1,021
Data transmission	3	8	19	20	94	39	6	126	112	102	529
Other	2	5	11	12	62	36	4	40	74	60	306
Gross operating revenues..	77	224	563	485	1,079	1,014	161	1,479	2,230	2,548	9,860
Taxes and discounts	(21)	(71)	(177)	(130)	(294)	(294)	(34)	(411)	(646)	(683)	(2,761)
Net operating revenues	56	153	386	355	785	720	127	1,068	1,584	1,865	7,099

_______________
(1)      Pursuant to Brazilian GAAP, the financial information presented for 2002 is not restated in constant reais.
(2)     Since 2002, our revenues also include BrT Serviços de Internet’s revenues, which are not broken down per state.

Targets Imposed by Anatel

       We are required to achieve certain targets imposed by Anatel and the terms and conditions of our concessions in connection with the quality and universalization of our services.

Quality Targets

       We are required, pursuant to the Telecommunications Regulations and our concessions, to meet certain service quality targets relating to call completion rates, repair requests, rate of response to repair request, operator response periods and other aspects of telecommunications services. Noncompliance with these quality targets can result in certain fines. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality.”

       The following table summarizes our obligations relating to quality of service from 1999 to 2005. Our quality of service targets are set by the concessions originally granted to each of Telepar, Teleacre, Teleron, Telemat, Telegoiás, Telebrasília, Telems, Telesc, CRT and CTMR, as well as the Telecommunications Regulations.

	Quality of Service Targets beginning
	on December 31,
	1999	2000	2001	2002	2003	2004	2005
	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Dial tone within 3 seconds (% of cases):	98	98	98	98	98	98	98
Call completion rate during peak periods (% of calls attempted) - Local:	60	60	65	65	70	70	70
Call completion rate during peak periods (% of calls attempted) - Long Distance:	60	60	65	65	70	70	70
Maximum monthly repair requests (% of lines in service)	3	3	2.5	2.5	2	2	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	15	15	12	12	10	10	8
Operator availability during peak periods (%response within 10 seconds)	92	92	93	93	94	94	95
Billing inaccuracy (per 1,000 bills issued)(1)	4	4	3	3	2	2	2
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	95	95	96	96	97	97	98
Maximum number of uncompleted calls due to network congestion - Long Distance (% of calls attempted)	6	6	5	5	4	4	4
Residential repair response speed (% within 24 hours)(2)	95	96	96	96	97	97	98
Nonresidential repair response speed (% within 8 hours)(3)	95	96	96	96	97	97	98
Public telephone repair response speed (% within 8 hours)	95	96	96	96	97	97	98

_______________
(1)      A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.
(2)     Must always be within 48 hours.
(3)     Must always be within 24 hours.

       The following table indicates the individual performance of each of our concessions in accomplishing their respective quality of service obligations as of December 31, 2002.

	Quality of Service Performance measured as of
	December 31, 2002(2)
	AC	RO	MT	GO	DF	MS	PR	SC	CRT	CTMR
	Branch	Branch	Branch	Branch	Branch	Branch	Branch	Branch	Branch	Branch
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Dial tone within 3 seconds (% of cases):
Morning	99.93	99.99	100.00	100.00	100.00	100.00	99.9	100.00	100.00	100.00
Afternoon	99.91	99.99	100.00	100.00	100.00	100.00	99.9	100.00	100.00	100.00
Night	99.92	99.99	100.00	100.00	99.96	100.00	99.8	100.00	100.00	100.00
Call completion rate (% of calls attempted) - Local:
Morning	75.95	71.38	71.66	70.78	69.77	69.76	72.10	70.31	67.85	73.64
Afternoon	76.14	74.30	72.10	71.02	71.07	68.13	72.11	70.71	68.41	74.16
Night	72.85	69.57	69.01	69.20	69.76	66.88	57.01	67.72	66.27	73.13
Call completion rate (% of calls attempted) - Long Distance:
Morning	72.51	70.26	69.35	69.90	67.23	69.18	69.08	68.85	67.35	67.28
Afternoon	71.45	70.54	70.98	69.02	67.92	71.22	70.02	69.55	67.30	65.98
Night	75.10	67.54	65.37	67.01	65.45	68.30	58.33	65.43	65.46	65.74
Maximum monthly repair requests (% of lines in service)	1.57	1.99	2.22	2.16	1.99	1.46	1.70	2.05	1.96	2.04
Maximum monthly public telephone repair requests (% of public telephones in service)	10.92	12.18	9.64	12.07	12.11	12.12	12.04	11.82	12.51	12.66
Operator availability during peak periods (% response within 10 seconds)
Morning	99.13	98.78	96.12	92.13	93.07	94.43	98.62	98.75	98.97	97.87
Afternoon	93.53	92.80	99.58	98.90	99.90	99.74	99.25	99.34	98.92	99.73
Night	96.79	96.08	99.46	98.84	99.56	98.77	83.39	96.52	96.19	96.73
Billing inaccuracy (per 1,000 local bills issued)(1)	2.20	2.56	1.36	2.15	2.07	0.82	2.15	2.35	1.97	1.70
Billing inaccuracy (per 1,000 long-distance bills issued)(1)	0.64	0.85	0.47	0.66	0.24	0.53	0.29	0.22	0.36	0.39
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Maximum number of uncompleted calls due to network congestion - Long Distance (% of calls attempted)
Morning	3.57	1.71	2.50	1.58	3.14	3.17	2.16	2.09	1.19	2.20
Afternoon	2.63	1.64	1.78	1.49	2.50	1.93	2.23	1.97	1.15	2.46
Night	2.38	2.95	4.06	2.43	2.88	3.61	9.45	3.10	1.62	2.19
Maximum number of uncompleted calls due to network congestion - Local (% of calls attempted)
Morning	0.30	0.56	1.36	0.70	1.18	1.26	1.01	1.14	1.09	1.62
Afternoon	0.44	0.39	1.99	0.86	1.45	4.31	1.87	1.34	0.72	0.28
Night	0.61	0.44	2.16	1.49	1.09	3.38	12.50	0.78	0.92	0.59
Residential repair response speed (% within 24 hours)(3)	98.83	99.71	99.49	99.75	99.74	99.85	99.74	99.75	97.98	99.83
Nonresidential repair response speed (% within 8 hours)(4)	97.93	98.76	98.58	99.42	99.23	99.36	99.46	99.51	97.63	100.00
Public telephone repair response speed (% within 8 hours)(4)	96.52	95.15	99.20	94.10	94.56	95.68	98.18	96.88	97.03	99.26

_______________
(1)      A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.
(2)      Quality of Service performance targets that have not been met by us are highlighted in gray.
(3)      Must always be within 48 hours.
(4)      Must always be within 24 hours.

Universalization – Network Expansion

       We are also required under the Telecommunications Regulations and our concessions, to meet certain targets relating to network expansion and modernization. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service.”

       As of February 28, 2003, we had met all of the expansion and modernization requirements for the year ended 2003. The table below indicates certain of our obligations relating to the expansion and modernization of our network from 2000 to 2005, and our performance in accomplishing those obligations at December 31, 2002.

	Company status at December 31,		By December 31,(2)
	2002	2002	2003	2004	2005
Minimum number of installed lines (millions)	10.55	8.1	8.1	8.1	8.1
Fixed-line service available to all communities larger than (thousands of inhabitants)	--	1,000	600	600	300
Maximum waiting time for installation of a line (weeks)(1)	--	4	2	1	1
Minimum number of public telephones in service (thousands)	293	216	216	216	216
Minimum number of public telephones (per 1,000 inhabitants)	7.2	--	7.5	7.5	8.0
Minimum public telephones as a percentage of fixed lines	2.8	--	2.5	2.5	3.0
Minimum digitalization level of network (%)	99%	85%	95%	95%	99%

_______________
(1)      Applies only to areas where fixed-line service is fully available.
(2)      These expansion and modernization requirements are inclusive of the requirements for the CRT concession.

Rates

       Our telecommunications service rates are subject to comprehensive regulation. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance services.

       Our concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit on a weighted average of the rates for a basket of local and long-distance service and for interconnection. The basket includes activation and subscription fees and measured usage fees for local, long-distance and public telephone service. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, as long as the weighted average rate for the entire basket does not exceed the limit. Our concessions provide for the price cap to be adjusted periodically by Anatel in order to take account of inflation, as measured by the IGP-DI. In 2000, 2001 and 2002 the basket of local services was adjusted, on average, by approximately 13%, 10% and 8%, respectively.

Local Rates

       Our revenue from local service consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges.

       The monthly subscription charge is the amount paid for the availability of fixed switched telephony service, regardless of utilization. Payment of this charge includes 100 free pulses per month for residential clients and 90 free pulses per month for non-residential clients. Any pulses in excess of such amounts are billed to the customer as a measured service.

       Since June 28, 2002, the date of the last tariff adjustment, monthly subscription charges (net of taxes) have been R$18.92 for residential customers and R$24.80 for commercial customers.

       Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls and every sixty seconds for local calls made between certain municipalities. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

       Local call charges for calls made on weekdays from 6:00 a.m. to 12:00 a.m. and on Saturdays from 6:00 a.m. to 2:00 p.m., are determined by multiplying the number of pulses by the charge per pulse. For calls being made any weekday between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day on Sundays and holidays, a caller is charged for only one pulse regardless of the duration of a call.

       The following table sets forth selected information regarding our subscription charges and measured service charges for local telephone service for the periods indicated.

	Year ended December 31,
	2000 (1)(3)(4)	2001(5)	2002(5)
Average rates for local telephone service(2):	(reais)(1)
Monthly subscription:
Residential	14.11	16.58	18.92
Commercial	21.97	24.59	24.80
Measured service (per local pulse)	0.0708	0.07	0.08

_______________
(1)      In constant reais of December 31, 2000.
(2)      Average rates, net of value-added taxes.
(3)      Average rates for local telephone service decreased slightly in 2000 mostly due to the monetary restatement into constant reais of December 31, 2000.
(4)      Year 2000 information includes the rates of CRT.
(5)      Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais.

       As of June 28, 2002, the date of the last tariff adjustment, we charged an installation fee ranging from R$12.63 to R$69.70 (depending on the state) for the installation of a new line and a fee of R$81.74 when a customer changes addresses.

Intraregional Long-Distance Rates

       Rates for intraregional long-distance calls are computed on the basis of the time of day, and day of the week, duration and distance of the call and also vary depending on whether special services, such as operator assistance, are used. The following table sets forth selected information regarding our domestic long-distance rates during the periods indicated.

	Year ended December 31,
	2000 (1)(3)(4)	2001(5)	2002(5)
Domestic long-distance rates(2):	(reais)(1)
0 to 50 km	0.39	0.47	0.50
50 to 100 km	0.59	0.70	0.73
100 to 300 km	0.90	0.81	0.85
Over 300 km	0.96	1.07	1.12

_______________
(1)      In constant reais of December 31, 2000.
(2)      Average rates for a domestic long-distance call (interstate), three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.
(3)      Rates for intraregional long-distance decreased slightly in 2000 mostly due to the monetary restatement into constant reais of December 31, 2000.
(4)      Year 2000 information includes the rates of CRT.
(5)      Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais.

Network Usage Charges

       Our revenue from network services consists primarily of two basic categories: (1) payments from other telecommunications service providers on a per-minute basis to complete calls using our network, and (2) fixed payments from other telecommunications service providers on a contractual basis to use part of our network. The network usage charge varies depending on whether the telecommunications service provider uses our local or long-distance network. Similarly, we pay other fixed-line and cellular service providers a network usage charge to complete calls on their networks. The terms and conditions of interconnection are freely negotiated between the parties, subject to approval by Anatel. We are required to make our network available for interconnection whenever demanded by any other telecommunications provider, if technically possible, on an equal and non-discriminatory basis.

       Cellular telecommunications service in Brazil, unlike in North America, is offered on a “calling party pays” basis. Under the policy of calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area. Calls received by a cellular service subscriber are paid for by the party that places the call in accordance with a rate based on cellular per-minute charges. For example, a fixed-line service customer pays a rate based on cellular per-minute charges for calls made to a cellular service subscriber. The cellular base rate per-minute charges are generally VC1 for local calls, VC2 for calls outside the cellular subscriber’s registration area but inside the region where the respective cellular provider provides service, and VC3 for calls outside the subscriber’s registration area and outside the region where the respective cellular provider provides service. We charge our fixed-line service customers per-minute charges based on either VC1, VC2, or VC3 rates when a fixed-line service customer calls a cellular subscriber. In turn, we pay the cellular service provider a mobile network usage charge for such calls.

       Our revenue from network services also includes payments from other telecommunications service providers arranged on a contractual basis to use part of our network. Other telecommunications service providers, such as providers of trunking and paging services, may use our network to connect a central switching station to our network. Some cellular service providers use our network to connect cellular central switching stations to the cellular radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

       The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December 31,
	2000 (1)(3)(4)	2001(5)	2002(5)
	(reais)(2)
Network usage rate (local)	0.044	0.050	0.051
Network usage rate (long-distance )	0.078	0.082	0.086
Per minute charges for calls made to the cellular network:
VC1	0.287	0.306	0.335
VC2	0.546	0.626	0.694
VC3	0.585	0.689	0.764

_______________
(1)     In constant reais of December 31, 2000.
(2)     Net of Value added taxes. Network usage rates (local and long-distance) refer to the rates that we charged.
(3)     Average rates in 2000 decreased slightly, mostly due to the monetary restatement into constant reais of December 31, 2000.
(4)     Year 2000 information includes the information of CRT.
(5)     Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais.

       As of June 24, 2001, the date of the last tariff adjustment, network usage rates for local and long-distance services were approximately R$0.0482 and R$0.0838, respectively. In December 2002, network usage rates for local services were adjusted by 1.65% and for long-distance services by 5.02%.

       In June 2001, Anatel authorized an average increase of approximately 10% for the TU-M (fixed-mobile interconnection tariff) throughout our region. In January 2002, the TU-M was adjusted, on average, by 10.6% in our concession area.In February 2003, the TU-M was adjusted, on average, by 21.99% in our concession area.

       On February 14, 2001, Anatel established new price caps for VC-1, VC-2 and VC-3 tariffs. The VC-1 tariff increased by 9.5% while the VC-2 and VC-3 tariffs each increased by approximately 7.5%, all net of value added taxes. In January 2002, the VC-1 tariff was adjusted by 9.9% and the VC-2 and VC-3 tariffs were adjusted by 8.8%. In February 2003, the VC-1 tariff was adjusted by 23.5% and the VC-2 and VC-3 tariffs were adjusted by 22%.

Data Transmission Rates

       The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured service charges based on the amount of data transmitted. The following table sets forth selected information about our average monthly line rental charges for private leased circuits service during the indicated years.

	Year ended December 31,

	2000(1)(3)	2001(4)	2002(4)

			(reais)
Average rates for monthly line rental per leased circuit:
Local circuit
4.8 Kbps	174.49	174.50	254.75
9.6 Kbps	174.49	174.50	254.75
64Kbps	358.75	358.75	523.74
2Mbps	4,545.10	4,545.11	6,635.45
Long-distance circuit(2)
4.8 Kbps	750.00	750.00	1,094.93
9.6 Kbps	750.00	750.00	1,094.93
64Kbps	2,028.76	2,028.75	2,961.79
2Mbps	25,731.20	25,731.20	37,565.23
_________	_________
(1)	In constant reais of December 31, 2000.
(2)	Average of rates, net of value-added taxes, assuming a transmission distance between 300 and 500 kilometers and a three-year contract.
(3)	Average rates decreased slightly in 2000 mostly due to the monetary restatement into constant reais of December 31, 2000.
(4)	Pursuant to Brazilian GAAP, 2001 and 2002 financial information is not restated in constant reais.

       The table below sets forth the rates that we charged for ADSL services. These costs do not include the fees normally paid by customers to their internet service providers.

Residential Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo 300	Up to 300 Kbps/Up to 150 Kbps	71.92
Turbo 600	Up to 600 Kbps/Up to 300 Kbps	101.86
Mega Turbo	Up to 1.0 Mbps/Up to 300 Kbps	184.16

Corporate Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Corporate Plans	Downstream/Upstream Speed	Monthly
Rápido	Up to 256 Kbps/Up to 128 Kbps	101.86
Super Rápido	Up to 768 Kbps/Up to 128 Kbps	215.03
Profissional	Up to 1.5 Mbps/Up to 256 Kbps	504.13

__________________
(1) Monthly rates in reais, including value-added taxes.

Taxes on Telecommunications Services

       The cost of telecommunications services in Brazil includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação Mercadorias e Serviços (ICMS), which Brazilian states impose at varying rates on the prices of telecommunications services. The current average ICMS tax rate for telecommunications services is 25%. However, the ICMS tax rate varies in some states. In the State of Acre, for example, the ICMS tax rate is 25%, while in the State of Mato Grosso the ICMS tax rate is 30%. In the State of Mato Grosso do Sul, the ICMS tax rate is 27%, in the State of Goiás 26%, in the State of Paraná 27% and in the State of Rondônia 35%.

       The telecommunications tax burden also includes four other federal taxes. The Social Contributions on Gross Revenue (“PIS” – Programa de Integração Social; and “COFINS” – Contribuição para Financiamento da Seguridade Social) are based on the company’s gross revenues. COFINS applies at a 3% tax rate and PIS applies at a 0.65% rate.

       The Company may be subject to PIS at a 1.65% rate for services other than telecommunications services, and it may be entitled to PIS credits calculated on its costs and expenses to offset the PIS due on its gross revenue.

       The FUST and FUNTTEL are imposed on certain telecommunications services at the rates of 1% and 0.5%, respectively, of gross operating revenues net of certain deductions. See Item 10 “Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

       In 2002, taxes on telecommunications services represented approximately 27.1% of our annual operating revenues.

Public Compromise for Tariff Reduction

       We have undertaken to make our best efforts to offer to our customers the lowest tariff available in our area of service, by offering either the lowest individual tariffs available for long-distance calls, or by offering tariff baskets providing greater savings for customers who choose our carrier selection code (“14”).

Billing and Collection

       We send each customer of local services, intraregional long-distance services and other services a monthly bill covering all the services provided during the prior period. We group our customers into six different cycles per month with six different payment dates. The telephone bill separately itemizes long-distance calls, calls made on a cellular telecommunications network, 800 and 900 services and other services such as call waiting, voice mail and call forwarding.

       For interregional and international long-distance services, customers receive separate monthly bills from each company that they choose to carry their long-distance call. Customer payments are effected under agreements with various banks or other alternative agents by debiting the customer’s checking account or by direct payment to a bank or an alternative agent.

       Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date. When a payment is not made by the due date, we must send to the customer a notice informing the customer that if payment is not made within 15 days after the due date outgoing service will be partially suspended and if payment is not made within 30 days after the due date all outgoing service will be suspended, and the customer will only be able to receive calls. If payment is not made within 45 days after the due date we will send another notice informing the customer that, if payment is not made within 60 days after the due date, all service will be suspended, the contract will be cancelled and the customer’s lack of payment will be notified to a credit agency.

       At December 31, 2002, approximately 7.1% of our customers’ account receivables were outstanding for more than 30 days, 4.0% of our customers’ account receivables were outstanding for more than 60 days, and 13.3% of our customers’ account receivables were outstanding for more than 90 days. For a discussion of provisions for past due accounts, See Item 5 “Operating and Financial Review and Prospects—Operating results.”

Network and Facilities

General

       Our network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. At December 31, 2002, our regional telephone network included approximately 10.5 million installed lines, of which 9.5 million lines were in service. Of the lines in service at that time, approximately 72.5% were residential lines, 16.3% were commercial lines, 3.1% were public telephone lines and 8.1% were other. Intraregional long-distance transmission is provided by a microwave network and by fiber-optic cable.

       The following table sets forth combined information about our network for the periods indicated.

	At and for the year ended December 31,

	2000(1)	2001	2002

Installed access lines (millions)	9.0	10.0	10.5
Access lines in service (millions)	7.4	8.6	9.5
Average access lines in service for year ended (millions)	7.3	8.5	9.1
Lines in service per 100 inhabitants	19.2	21.5	23.1
Percentage of installed access lines connected to digital exchanges	93.1	97.3	99.0
Employees per 1,000 access lines installed	1.2	0.8	0.5
Number of public telephones (thousands)	219.5	285.7	293.3

_______________
(1)   The year 2000 figures include the combined consolidated information of CRT, as if the merger had occurred on July 31, 2000.

       We are required, under the Telecommunications Regulations and our concessions, to meet certain targets relating to network expansion and modernization. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service.”

Network Expansion

       During the fiscal year 2000, we embarked on an aggressive network expansion program, increasing lines in service by approximately 57.8% during this period from 4.2 million lines in service in 1999 to 7.4 million lines in service in 2000. During the fiscal year 2001, we slowed our aggressive network expansion program, only increasing lines in service by approximately 16%, from approximately 7.4 million in 2000 to 8.6 million in 2001, thereby increasing the telephone density in our region to 21.5 lines in service per 100 inhabitants. During the fiscal year 2002, we increased lines in service by approximately 10%, from approximately 8.6 million in 2001 to 9.5 million in 2002, thereby increasing the telephone density in our region to 23.1 lines in service per 100 inhabitants.

Network Modernization

       As part of our network modernization program, we have continued to install digital exchanges throughout our network. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit us to offer a broad range of value added services, such as voice, text and data applications. At December 31, 2002, approximately 99.0% of our installed lines were connected to digital exchanges. Under the Telecommunications Regulations, our local network must be 99% digital by year-end 2005.

       In addition, as part of our network modernization program, we have continued to install fiber-optic cable throughout our network, completing the construction of our 11,000 kilometer fiber-optic backbone network, or Super Via Digital on December 31, 2000. At the end of 2003, we expect to have a total fiber-optic backbone network of 12,200 kilometers. Our backbone, which started operations on January 7, 2000, is based on Synchronous Digital Hierarchy (“SDH”) (digital communication through fiber-optics) and interconnects nine Brazilian states in our region (Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Tocantins and Goiás), besides the Federal District. Our backbone is available for the transmission of voice, data, internet, high definition pictures at a speed of 2.5 Gbps, and supports about 540,000 simultaneous transmissions. The SDH has a back up and redundancy in the transmissions. In case of interruptions in a certain sector, the calls are automatically diverted to an alternate route. We have a centralized manager system to monitor failures, performance and configuration of the network. The database also has a surplus of servers in order to assure the backup of the equipment (Service Guard).

Competition

       We operate in the local, intrastate and interstate fixed-line telecommunications as well as in the data communication markets in our region. We are not authorized to operate in the interregional or international long-distance markets, nor in the cellular market. However, we are authorized to complete calls from long-distance and cellular providers to our fixed line subscribers.

Local Services

       Currently, we are the dominant local fixed-line telecommunication services provider in our region, with an estimated 96.5% market share. Global Village Telecom is our sole competitor in providing local fixed-line telecommunications services in our region. Global Village Telecom is a newly created telecommunications company that began operating in November of 2000.

       In the short-term, we could lose market share in the provision of local fixed-line telecommunications services as additional competitors are allowed to enter the fixed-line market in our region. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry.” To date, Telesp, Telemar, Embratel and Intelig have been granted permission by Anatel to provide local telecommunications services in our region.

       After December 31, 2003, we expect to be able to counteract losses in market share in the local fixed-line market by providing telecommunication services in other regions. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Licenses.” However, since we have no control over when the other public regime concessionaires in our region will meet their year 2003 universalization and network expansion obligations, we cannot guarantee that we will be able to offer interregional and international long-distance telecommunication services prior to December 31, 2003. This could have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may not be timely certified by Anatel regarding the accomplishment of certain targets relating to the universalization, expansion and modernization of our network.”

Intraregional (Intrastate and Interstate) Long-Distance Service

       We are currently the dominant intrastate and interstate long-distance telecommunication services provider in our region, with an estimated 86.5% intrastate and an estimated 73.0% interstate market share. See Item 4 “Information on the Company—History and Development of the Company—Historical Background—History of Our Company.” Global Village Telecom, Intelig and Embratel are our competitors in providing intrastate and interstate long-distance telecommunication services in our region. The licenses awarded to Embratel, Intelig and Global Village Telecom are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions.

       In the short-term, we expect to lose market share in the provision of intraregional long-distance telecommunications services as additional competitors are allowed to enter the market. To date, Telesp, Albra Telecomunicações Ltda, TIM and Global Village Telecom Ltda. have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region. See Item 3 “Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.”

       After December 31, 2003, we expect to be able to counteract losses in market share in the intraregional market by providing telecommunication services in other regions. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Licenses.” However, since we have no control over when the other public regime concessionaires in our region will meet their year 2003 universalization and network expansion obligations, we cannot guarantee that we will be able to offer interregional and international long-distance telecommunication services prior to December 31, 2003. This could have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may not be timely certified by Anatel regarding the accomplishment of certain targets relating to the universalization, expansion and modernization of our network.”

Interregional and International Service

       We are currently not authorized to provide interregional or international long-distance services. Interregional long-distance service consists of calls between a point within our region and a point in Brazil outside of our region. International long-distance service consists of calls between a point within a region and a point outside of Brazil. We could obtain authorization to provide interregional and international long-distance service, provided that we and all of the other public regime concessionaires providing telecommunications services in our region have met the universalization and network expansion targets set forth in our respective concessions. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.”

       However, since we have no control over when the other public regime concessionaires in our region will meet their year 2003 universalization and network expansion obligations, we cannot guarantee that we will be able to offer interregional and international long-distance telecommunication services prior to December 31, 2003. In addition, Telesp, Albra Telecomunicações Ltda, TIM and Global Village Telecom Ltda. have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region. CTBC has been granted permission by Anatel to provide interregional and international telecommunications services in certain cities located in our region. This could have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may not be timely certified by Anatel regarding the accomplishment of certain targets relating to the universalization, expansion and modernization of our network.”

Data Communications Services

       The Latin American data market is currently benefiting from a technological gap that has helped Latin American operators to provide the latest technologies that have evolved in mature markets such as Europe and the United States.

       In the short-term, we expect demand for high speed data transmission services in Brazil to increase marginally. In the medium-term, we expect demand for high speed data transmission in Brazil to increase substantially, due in large part to the technological gap existing in Brazil, increased demand for bandwidth and lower prices per Mbps. In the short-term, we expect to maintain our market position in the high-speed data transmission market, by leveraging our existing infrastructure, which includes an 11,000 km fiber-optic backbone network. In the medium-term, we expect to increase our revenues from high-speed data transmission, once the existing glut of capacity diminishes and demand for bandwidth expands.

       In 2001, we sought to offer our customers secure and reliable data transmission services at increased speeds by offering a broad range of IP, Frame Relay, ATM and VPN services. Currently, we provide high-speed data transmission services to large financial institutions such as Banco do Brasil, S.A., Banco Bradesco S.A., Caixa Econômica Federal and internet service providers such as IG.

       In March 2001 we introduced Turbo ADSL internet services in 18 cities throughout Brazil, for high-speed-controlled quality internet access. This service allows for a simultaneous access to data and voice transmissions at speeds 30 times faster than a conventional modem. As of the end of 2001, over 40 thousand of our customers had subscribed to Turbo ADSL internet services.

       In 2001, we also set up Cyber Data Centers (CyDC), in order to offer secure data storage services to our customers. Our first Cyber Data Center was opened in the city of Curitiba on December 18, 2001, followed by Cyber Data Centers in the cities of Porto Alegre and Brasilia. Our Cyber Data Centers are designed to provide uninterrupted hosting, collocation, data storage and connectivity services 365 days a year.

       In January 2002, we linked two Brazilian Central Bank data centers through our network in partnership with Adva Optical of Germany thereby increasing our data transmission volume. This was the first time in Brazil that a storage networking project of this size was undertaken in Brazil. Our successful completion of this project has helped us to further increase our data transmission volume, as well as gain additional government customers like DataPrev, BR Distribuidora, Petrobras, Eletrosul, Eletronorte, Agência Nacional de Águas (Ana), the National Electrical Energy Agency (Aneel), the Chamber of Deputies, Prodasen, the Federal Senate of Brazil, Serpro, the Office of the President of the Republic of Brazil, and the Industry and Commerce, Defense, Treasury, Labor and Employment, Communications, Environment, Foreign Affairs and Aeronautic ministries.

       In 2002, the operation of BrTurbo was divided into two main phases: (i) the consolidation of the brand and introduction of a 100% broadband portal; and (ii) the redesign of the website portal and the introduction of new broadband content, with contents such as live transmission of news, entertainment channels, video channels with short-length feature films and documentaries and an exclusive on-line games channel. In November, BrTurbo launched TurboMeeting service, which allows two-line video-conferences. As a result, the average daily audience increased from 1.5 million hits in January 2002 to 7.5 million hits in December 2002.

       BrTurbo was the leader in terms of number of active clients among the providers operating high-speed access services based on ADSL technology in Brasil Telecom’s concession area. At December 31, 2002, it had 54,700 clients. About 39% of Brasil Telecom’s Turbo clients use BrTurbo as an internet access provider.

       In 2002, BrTurbo also implemented a strategy aimed at catering to corporate clients, particularly small and medium-sized companies and SOHO. As part of this strategy, it launched BrTData, a portal which offers space for backup and storage of information, e-mail accounts and publication of internet sites. We also won the bid by the Post Office (ECT) to provide permanent electronic addresses, a project to supply of 4.2 million e-mail addresses on a free basis within four years. Once implemented, it will be the largest electronic mailbox system in Latin America.

Internet Services

       In October 2001, we formed BrT Serviços de Internet S.A. (a wholly-owned subsidiary of Brasil Telecom S.A.) in order to centralize the provision of our internet services into one entity. Through BrT we launched BrTurbo.com, a broadband internet portal based on ADSL technology. In the fourth quarter of 2001, BrTurbo.com attracted approximately 35% of all new broadband internet subscribers within our region. In addition to multi-player online games, videos, and live and recorded sports and social events, BrTurbo.com offers one (1) gigabyte personal data backup services, 3D on-line chat services and other internet services. In 2001, for example, BrTurbo.com established a partnership with Globo.com for the live internet broadcast of the reality show, Big Brother Brasil. This was the first transmission of a mass audience television program through the World Wide Web in Brazil.

       In January 2002, BrTurbo.com began offering, in partnership with Microsoft, a new type of internet service aimed at the corporate market: the Office XP on-line application, designed to satisfy the needs of both small offices and large companies.

       On November 15, 2002 we entered into a Share Purchase Agreement with certain affiliates of GlobeNet Communications Group Ltd. for the acquisition of the Globenet Cable System, interlinking connection points in the New York and Florida areas to connection points in Fortaleza and Rio de Janeiro (Brazil), St David’s (Bermuda) and Caracas (Venezuela) through fiber-optic submarine cables. The acquisition is being carried out by BrTi. The value of the transaction is US$48.0 million of which US$28.8 million was paid on the closing date, June 11, 2003, and the balance of US$19.2 million will be paid in eighteen monthly installments following the initial payment.

       On February 17, 2003, we announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda., a company that holds 99.99% of the capital of MetroRED, for US$17.0 million. In addition, we hold an option to purchase the remaining 80.1% of the capital of MTH for US$51.0 million, which can only be exercised after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts. MetroRED will allow Brasil Telecom to continue its strategy of positioning itself as market leader in the corporate date transmission services segment. MetroRED’s data transport network is complementary to that of Brasil Telecom and has significant network capillarity in the three principal corporate markets outside Region 2 – São Paulo, Rio de Janeiro and Belo Horizonte. The system has 331 kilometers of local network and 1,486 kilometers of long-distance network, connecting these cities. MetroRED also has an Internet Solutions Center occupying 3,500 square meters in São Paulo, which offers co-location and hosting services, among others. In addition to this, it has a management team with a wide and in-depth knowledge of the markets of São Paulo, Rio de Janeiro and Belo Horizonte.

Sales Channels and Marketing

       We have improved our sales channels in order to render specialized customer services in different niches and sectors of our market, but primarily in the corporate market.

       We have increased our use of direct marketing in conjunction with active and receptive telemarketing as a way of targeting our market sectors (residential, commercial and corporate). At the same time, we have developed a complete portfolio of products and services, such as SLDD, Frame Relay, ATM, IP WAN, Dedicated IP, Light IP and DialNet, to meet the needs of our customers.

       We have rationalized our call center structure, by merging our 30 pre-existing sites into four sites (Goiânia, Campo Grande, Florianópolis and Curitiba) while improving the level of service. In order to reduce further overlapping costs, we have closed most of our stores and centralized our customer service into the call centers.

       In an effort to improve service to our corporate customers, we have created a corporate call center to service corporate customers. In addition, we have increased use of third party providers, accredited by us, as a way of reducing overhead costs and targeting small and medium-sized companies, in order to render more specialized customer services to them.

       We have also developed and improved our website, in an effort to deliver some of our services online. Currently, customers are able to access over 16 different types of services online, including: registration for the purchase of a telephone line, issuance of a second copy of a bill, consultation of a detailed and summarized bill, download of a bill, verification of receipt of payment, and requests for repairs.

Intellectual Property

       Our business is not heavily dependent on the development and exploitation of proprietary technology. We conduct research and development in the areas of telecommunications services, but do not independently develop any new telecommunications technology.

       Since prior to the breakup of Telebrás, our company, as well as each of the other operating subsidiaries of Telebrás, have contributed to the Center, a research and development center formerly operated by Telebrás which develops telecommunications technology in Brazil. Pursuant to our arrangement with the Center, we have access to telecommunications software developed by the Center and other technological services provided by the Center, such as equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies. See Item 5 “Operating and Financial Review and Prospects—Research and Development” and “—History and Development of the Company—Capital Expenditures—Research and Development.”

Organizational Structure

       We are structured as a holding company with only one subsidiary, Brasil Telecom S.A. Brasil Telecom S.A. has two wholly-owned subsidiaries, BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. At the Brasil Telecom S.A. level, we are subdivided into ten operational branches, one for each of the states of Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, and the Federal District.

       These branches provide the following fixed-line telecommunications services: (i) local services, including all calls that originate and terminate within a single local area in our region, as well as, installation, monthly subscription, public telephones and supplemental local services, (ii) intrastate long-distance services, including calls between local areas within a state in our region, (iii) interstate long-distance services, which are limited to calls between states in our region, (iv) network services, including interconnection, leasing of facilities and fixed-to-mobile services, (v) data transmission services, and (vi) other services.

       BrT Serviços de Internet S.A., one of Brasil Telecom S.A.‘s subsidiaries, provides a variety of broadband internet services through BrTurbo.com, a broadband internet portal based on ADSL technology. See Item 4 “Information on the Company—Business Overview—Competition—Internet Services.” Brasil Telecom Celular S.A., Brasil Telecom S.A.‘s other subsidiary, will only be able to be operational after we receive certification from Anatel regarding the fulfillment of the 2003 targets set out in our PCS authorization contracts.

Property, Plant and Equipment

       Our principal properties consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment. Our land and buildings consist principally of our telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, “toll” exchanges that connect local exchanges to long-distance transmission facilities and “tandem” exchanges that connect local exchanges with each other and with toll exchanges. Since we are a holding company, our property is owned by our subsidiary Brasil Telecom S.A.

       Our properties are located in the states of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, and Rio Grande do Sul, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2002, we made use of approximately 4,574 properties, which 3,428 were owned by our company and 1,146 were leased from third parties.

       As of December 31, 2002, the net book value of our property, plants and equipment was approximately R$11,460 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

Environmental and Other Regulatory Matters

       We, like other Brazilian telephone companies, are subject to federal, state and municipal environmental legislation and regulation. Our failure to comply with applicable environmental laws could result in administrative, civil and criminal sanctions against us.

       As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to our installation of cables along highways and railroads, over bridges, rivers and marshes, and through farms, conservation units and environmental preservation areas, among other places. Currently, state and municipal environmental agencies in the states within the region have not demanded that we obtain environmental licenses for the installation of transmission towers and antennae. However, there can be no assurances that state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

       We also have to comply with environmental legislation regarding the management of solid wastes. According to CONAMA Resolution No. 237 of 1997, companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly liable for any damage caused with the company responsible for treatment of the waste. In the states of Santa Catarina, Paraná e Mato Grosso, we have already implemented management procedures aimed at the recycling of batteries, transformers and fluorescent lamps. During the current year those management practices will also be implemented in the other states.

       In addition, since July 1999 we have been subject, on a provisional basis, to the ICNIRP, which imposes limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

       Notwithstanding the foregoing, we believe that we are in compliance with ICNIRP standards as well as with all applicable environmental legislation and regulations. We are currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

ITEM 5. Operating and Financial Review and Prospects

Operating Results

       The following discussion should be read in conjunction with our Financial Statements and notes, which are included elsewhere in this Annual Report. Certain important features of the presentation of our Financial Statements are described in the introduction to “Selected Financial Data.” See Item 3 “Key Information—Selected Financial Data.”

Effects of Changes in Rates and Changes in Revenue Sharing

       There were several major changes in the structure of telecommunications rates that affected our results in 2000, 2001 and 2002.

Rate Rebalancing

       Charges for local and non-local services changed substantially from 2000 to 2002. In 2000, Anatel authorized us to adjust the tariffs for our basket of local services, on average, by approximately 13%. In June 2001, Anatel authorized us to adjust the tariffs for our basket of local services, on average, by approximately 10%. In June 2002, Anatel again authorized us to adjust the tariffs for our basket of local services, on average, by approximately 8%. These rate changes had a positive effect on revenues from local service due to an increase in tariffs for our local basket of services.

Elimination of Embratel Revenue-Sharing

       Since July 13, 1998, we have been receiving interconnection fees from Embratel on a per-minute basis for interregional and international calls carried by Embratel that are initiated or completed on our fixed-line network. We also receive a supplemental per-minute charge from Embratel in order to reduce the impact of the discontinuation of the revenue-sharing arrangement (Parcela Adicional de Transição —the “PAT”). From April 1998 through December 1998, the fixed PAT amount was R$0.025 per minute, including PIS and COFINS. The PAT was completely phased out in 2001. See Item 4 “Information on the Company—Business Overview—Services—Interregional and International Service.” These changes had an adverse impact on our revenues in 2001.

Interconnection Fees

       With respect to revenues, we receive interconnection fees from mobile, local and long-distance operators that use our network to complete their calls. Interconnection fees are set by Anatel. The interconnection rate for the use of local networks (Tarifa de Uso de Rede Local – TU-RL) increased by 8.58% and 1.65% in 2001 and 2002, respectively, while the interconnection rate for the use of long-distance network (Tarifa de Uso de Rede Interurbana – TU-RIU) increased by 7.76% and 5.02% in 2001 and 2002, respectively. In December 2002 Anatel approved the 5.02% increase, retroactive to June 2002.

       With respect to costs, we pay interconnection fees for using other companies’ networks to complete our clients’ calls. To complete a fixed-to-mobile call, we pay an interconnection fee for the use of the mobile network (Tarifa de Uso Móvel – TU-M / Valor de Uso Móvel – VU-M), which fee increased by 13% and 11.0% in 2001 and 2002. To complete a fixed-to-fixed call, we also pay an interconnection fee for the use of local networks (TU-RL), and an interconnection fee for the use of long distance networks (TU-RIU).

Effects of Changes in Presentation of Our Financial Statements in 2000

       There are significant differences in presentation between our Financial Statements for the year 2000 and those of prior years. Each of these differences should be taken into account in comparing our financial condition and results of operations for the year 2000 and prior years.

Merger of the Operating Subsidiaries of Telebrás

       On February 28, 2000, Brasil Telecom S.A., our subsidiary, reorganized its corporate structure and merged with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. This reorganization was accounted for as a pooling of interest, since all of the entities with which Brasil Telecom S.A. merged were under our control. As a result, our financial information, for the periods before the merger, is presented on a combined basis as if Brasil Telecom S.A.‘s merger with these entities had occurred as of January 1, 1996.

Acquisition and Merger of CRT

       On July 31, 2000, we signed a contract for the purchase of all of the shares of TBS, a company that held 85.19% of the voting capital of CRT, representing 31.56% of the share capital of CRT. Under such agreement, we agreed to acquire 1.17% and Brasil Telecom S.A. agreed to acquire 98.83% of the share capital of TBS.

       On August 4, 2000, the acquisition of CRT took place and we and Brasil Telecom S.A. paid approximately R$17.8 million and R$1.50 billion, respectively, for the share capital of TBS. The aggregate purchase price for CRT included goodwill of approximately R$820.5 million, at the time of the acquisition.

       On December 28, 2000, Brasil Telecom S.A. merged with CRT. Brasil Telecom S.A.‘s merger with CRT was not accounted for as a pooling of interest. As a result, our financial information for the year 2000 is presented on a combined consolidated basis as if the merger of CRT into Brasil Telecom S.A. had occurred on July 31, 2000.

Reduction of Depreciation Schedules for Telecommunication Equipment

       During our fiscal year 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years, in order to reflect better the estimated useful life of this equipment in light of rapidly changing technology and industry practices. See “—Results of Operations for the Years Ended December 31, 2000, 2001 and 2002 —Cost of Services—Depreciation and Amortization.”

Indexation for Inflation

       Our financial statements for the year 2000 are prepared on a fully indexed basis to recognize the effects of inflation, and are presented in constant reais of December 31, 2000. Pursuant to Brazilian GAAP, our audited financial statements for the years 2001 and 2002 do not recognize the effects of inflation and are not presented in constant reais. See Note 2b to our Financial Statements.

Effects of Changes in Presentation of Our Financial Information for 2001 and 2002

       There are significant differences in presentation between our Financial Statements for the years 2001 and 2002 and that of prior years. Each of these differences should be taken into account in comparing our financial condition and results of operations for the years 2001 and 2002 and prior years.

Allowance for Doubtful Accounts

       Our company provides an allowance for doubtful accounts for accounts receivable for which recoverability is considered doubtful. Through 2000, we calculated the allowance by applying the ratio of actual losses during the previous year (write-offs to gross revenues) to amounts overdue up to 90 days. For accounts over 90 days, we determined the allowance based on our historical experience on such accounts. As of 2001, we based our estimate on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts due from our customers.

Political, Economic, Regulatory and Competitive Factors

       The following discussion should be read in conjunction with the “Business Overview” section included in Item 4 “Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulations, including the regulation of tariffs. See Item 4 “Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry” and Item 4 “Information on the Company—Business Overview.” Our financial condition and net income have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. In particular, our financial performance will be affected by:

  economic growth in our region and its impact on demand for telecommunications services;

  the cost and availability of financing; and

  the exchange rates between Brazilian and foreign currencies.

       We are the dominant provider of local fixed-line telecommunications services and intrastate fixed-line telecommunications services in our region. As of July 1999, Embratel and Intelig were authorized to and began to provide intrastate long-distance services in our region, thereby increasing competition for us. In 2000, Global Village Telecom began to provide local and intrastate fixed-line telecommunications services in our region. To date, Telemar, Embratel and Intelig have been granted permission by Anatel to provide local telecommunications services in our region. Telesp, Albra Telecomunicações Ltda., TIM and Global Village Telecom have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. TNL PCS S.A. has been granted permission by Anatel to provide intraregional and interregional telecommunications services in our region. CTBC has been granted permission by Anatel to provide interregional and international telecommunications services in certain cities located in our region. See Item 3 “Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, results of operations and financial condition.”

Foreign Exchange and Interest Rate Exposure

       We face foreign exchange risk because most of our equipment costs are denominated in U.S. dollars. Our current cost of financing, however, is not materially exposed to exchange rate risk. At December 31, 2002, approximately 5.4% of our indebtedness, or approximately R$224.6 million, was denominated in U.S. dollars. At December 31, 2002, we hedged approximately 38.1% of our indebtedness in foreign currency. The remaining balance, which is not hedged, represented approximately 61.9% (R$139.0 million) of our indebtedness. For the year ended December 31, 2002, losses on foreign currency and monetary restatement amounted to approximately R$102.3 million. See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk.”

       We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2002, 94.6% of our reais-denominated interest-bearing liabilities bore interest at floating rates. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally the TJLP (the Brazilian federal long-term interest rate (the “TJLP”)), and the CDI (the Brazilian interbank deposit rate (the “CDI”)) rise, our financing expenses will increase. Furthermore, at December 31, 2002, approximately 4.9% of our total debt bore interest at floating rates based on LIBOR.

U.S. GAAP Reconciliation

       We prepare our Financial Statements in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net income (loss) and shareholders’ equity in accordance with Brazilian GAAP and U.S. GAAP as of the dates and for the periods indicated:

	At and for the year ended December 31,

	2000(1)	2001(2)	2002(2)

	(thousands of reais)
Net income (loss) in accordance with:
Brazilian GAAP	152,312	(39,252)	148,473
U.S. GAAP	117,722	(133,894)	279,899
Shareholders' equity in accordance with:
Brazilian GAAP	7,145,094	6,733,367	6,663,432
U.S. GAAP	7,126,919	6,879,650	6,808,351
_________	_________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 do not recognize the effects of inflation and are not restated in constant reais.

       See Note 31 to our Financial Statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders’ equity for the dates and periods indicated therein.

Critical Accounting Policies

       We prepare our Financial Statements in accordance with Brazilian GAAP reconciled to U.S. GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Goodwill Impairment

       Under Brazilian GAAP, goodwill represents the difference between historical book value of the assets acquired and liabilities assumed and the purchase price, and it is amortized over the estimated period over which the company expects to benefit from the goodwill. The length of this period is determined based on the value attributed by management for the payment of goodwill. Any impairment, is measured to the extent that the unamortized balance of goodwill exceeds the expected future profits of the business.

       Under US GAAP, goodwill represents the excess of costs over fair value of assets of businesses acquired. The company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

       In connection with SFAS No. 142‘s transitional goodwill impairment evaluation, the Statement required the company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.

       Under the terms of the operating concessions granted by the Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by our operating licenses. Also, we do not possess specific financial information to determine an allocation of assets and liabilities (and goodwill) in a level below the consolidated business nor do we manage different areas of the concession as if they were separate businesses and we have therefore considered the entire business to be one reporting unit. In viewing all of our assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired (based on a valuation performed by an independent third party), the second step of the transitional impairment test was not required. Consequently, we were not required to recognize an impairment loss.

       Prior to the adoption of SFAS No. 142, for US GAAP purposes goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds.

Revenue Recognition

       Under Brazilian GAAP and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian law, and recognized when services are provided. Considering their high turnover and average short life, under Brazilian GAAP revenues from pre-paid phone cards for public telephones are recorded as the cards are sold. Under U.S. GAAP, revenues from sales of such pre-paid phone cards are recognized as the cards are used. Deferred revenues are determined based upon estimates of sold but unused public phone card credits outstanding as of each balance sheet date. Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts

       Under Brazilian GAAP and U.S. GAAP, we provide an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. Through 2000, we calculated the allowance by applying the ratio of actual losses during the previous year (write-offs to gross revenues) to amounts overdue up to 90 days. For accounts over 90 days, we determined the allowance based on our historical experience on such accounts. Effective as from 2001, we based our estimate on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts due from our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Depreciation of Property, Plant and Equipment

       Under Brazilian GAAP and U.S. GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 16 to the Financial Statements. Beginning in 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years, in order to reflect better the estimated useful life of this equipment in light of rapidly changing technology and industry practices. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain. If we materially changed our assumptions of useful lives, our depreciation expense and net book value of our property, plant and equipment could be materially different.

Provisions for Contingencies

       Under Brazilian GAAP and U.S. GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice and management’s opinion of the outstanding matters at the balance sheet date. We continually evaluate the provision for contingencies based on changes in the relevant facts and circumstances and events that may impact the estimates. While management believes that the current provision for contingencies is adequate, there can be no assurance that these factors will not change in future periods.

Deferred Income Taxes

       Under Brazilian GAAP and U.S. GAAP, we recognized deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Recent Accounting Pronouncements

       In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the company’s financial statements.

       In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

       The following table sets forth certain components of our net income, as well as the percentage change from the prior year, for 2000, 2001 and 2002.

	Year ended December 31,			Percentage change

	2000(1)	2001(2)(3)	2002(2)	2000-2001	2000-2002

	(thousands of reais, except percentages)
Net operating revenues	4,652,184	6,158,408	7,071,368	32.4	14.8
Cost of services	3,768,699	4,765,593	5,143,358	26.5	7.9

Gross profit	883,485	1,392,815	1,928,010	57.7	38.44
Operating expenses	856,960	1,410,133	1,329,627	64.6	(5.7)
Operating income (loss) before net financial expense (income)	26,525	(17,318)	598,383	N/A	N/A
Net financial expense	(20,480)	47,051	330,460	N/A	602.3

Operating income (loss)	47,005	(64,369)	267,923	N/A	N/A
Net non-operating expenses (income)	(166,753)	85,167	78,312	N/A	(8.0)
Employees' profit share	18,516	52,783	42,619	185.1	(19.3)

Income (loss) before taxes and minority interests	195,242	(202,319)	146,992	N/A	N/A
Income and social contribution taxes (credits)..	74,386	(87,347)	916	N/A	N/A

Income (loss) before minority interests	120,856	(114,972)	146,076	N/A	N/A
Minority interests	31,456	75,720	2,397	140.7	(96.8)

Net income (loss)	152,312	(39,252)	148,473	N/A	N/A

_________	_________
(1)	Presented in constant reais of December 31, 2000, on a combined consolidated basis for the year 2000, as if Brasil Telecom S.A.'s merger with Telesc, Telegoias, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR had occurred as of January 1, 1996 and as if Brasil Telecom S.A.'s merger with CRT had occurred on July 31, 2000.
(2)	Pursuant to Brazilian GAAP our audited financial statements for the years ended December 31, 2001 and 2002 no longer recognize the effects of inflation and are not restated in constant reais. Presented on a consolidated basis for the years 2001 and 2002.
(3)	Certain amounts were reclassified to conform to the current year's presentation.

Net Operating Revenues

       We generate operating revenues from:

  local services, including monthly charges, measured service, public telephones and additional services;

  intrastate long-distance services;

  interstate long-distance services;

  data transmission;

  network services, including interconnection and leasing high-capacity lines; and

  other services.

       Gross operating revenues are offset by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in our Financial Statements and discussed below before deduction of value-added and other indirect taxes. We do not determine net operating revenues for each category of revenue.

       The following table sets forth certain components of our net operating revenues, as well as the percentage change from the prior year, for 2000, 2001 and 2002.

	Year ended December 31,			Percentage change

	2000(1)	2001(2)	2002(2)	2000-2001	2000-2002

	(thousands of reais, except percentages)
Local services:
Monthly charges	1,425,256	2,218,784	2,656,631	55.7	19.7
Measured service charges	2,024,423	2,863,073	3,106,544	41.4	8.5
Public telephones	283,485	274,218	341,766	(3.3)	24.6
Other	156,120	191,679	149,643	22.8	(21.9)

Total local services	3,889,284	5,547,754	6,254,584	42.6	12.7
Non-local services:
Intrastate and interstate	986,863	1,341,288	1,748,190	35.9	30.3
Interregional and International	662	718	594	8.5	(17.3)

Total non-local services	987,525	1,342,006	1,748,784	35.9	30.3
Data transmission	241,216	324,690	504,979	34.6	55.5
Network services	914,850	994,343	1,021,308	8.7	2.7
Other	201,851	249,703	310,025	23.7	24.2

Gross operating revenues	6,234,726	8,458,496	9,839,680	35.7	16.3
Value added and other indirect taxes	(1,519,260)	(2,200,580)	(2,670,871)	44.8	21.4
Discounts	(63,282)	(99,508)	(97,441)	57.2	(2.1)

Net operating revenues	4,652,184	6,158,408	7,071,368	32.4	14.8
_________	_________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 no longer recognize the effects of inflation and are not restated in constant reais.

       Net operating revenues increased by approximately 14.8% in 2002 compared to an increase of approximately 32.4% in 2001. The growth in revenues in 2002 was principally due to: (i) an increase in revenues from data transmission resulting from a 309% increase in our ADSL lines in service, a 116.2% increase in our IP accesses in service, a 83.8% increase in the number of frame relays in service and a 192.4% increase in the number of DialNet accesses in service; (ii) an increase in revenues from local services resulting from a 13% increase in our average lines in service, to 9.3 million at the end of 2002, higher service charges for the basket of local services, and an increase in fixed-to-mobile revenues; and (iii) an increase in intrastate and interstate long-distance services resulting from an increase in fixed-to-mobile revenues. The increase in revenues in 2002 was lower than in 2001 primarily due to a smaller increase of average lines in service in 2002 of 9.6%, compared to 16.0% in 2001, once the company has already met the pent-up demand. In addition, 2001 was the first full year in which net operating revenues reflected our increased telephone network from our acquisition of CRT.

       Net operating revenues increased by approximately 32.4% in 2001 compared to an increase of approximately 29.5% in 2000. The growth in revenues in 2001 was principally due to (i) an increase in revenues from local services resulting from an increase in our average lines in service (which increased by 16% to 8.5 million at the end of 2001), higher service charges for the basket of local services, and an increase in VC-1 fixed-to-mobile revenues, and (ii) an increase in intrastate and interstate long-distance services resulting from an increase in fixed-to-mobile revenues. The growth in revenues was larger in 2001 than in 2000 partially due to the fact that it was the first full year in which net operating revenues reflected our increased telephone network from our acquisition of CRT.

Revenues from Local Service

       Total revenues from local services increased by approximately 12.7% in 2002. The growth of revenues from local service in 2002 primarily reflects the annual tariff increases of the basket of local services, and the increasing penetration of telecommunications services in our concession area. In 2002, the basket of local services was adjusted, on average, by approximately 8.3%. In addition to the tariff increases, revenues from local service increased due to an increase in telephone density in our region of 7.5%, from 21.5 lines in service per 100 inhabitants at the end of 2001 to 23.1 lines in service per 100 inhabitants by the end of 2002.

       Total revenues from local services increased by approximately 42.6% in 2001. The growth of revenues from local service in 2001 primarily reflects the annual tariff increases of the basket of local services, and the increasing penetration of telecommunications services in our concession area. In 2001, the basket of local services was adjusted, on average, by approximately 10.4%. In addition to the tariff increase, revenues from local service increased due to an increase in telephone density in our region from 19.2 lines in service per 100 inhabitants at the end of 2000 to 21.5 lines in service per 100 inhabitants by the end of 2001 (an increase of approximately 16.0% in the number of lines in service year-over-year).

Monthly Subscription Charges

       Revenues from monthly subscription charges increased by 19.7% in 2002. This growth can be traced primarily to an increase in the number of average lines in service (which increased approximately 12.6% in 2002, representing an addition of approximately 1,010,000 lines), as well as to the annual price adjustment of the basket of local services, which was highly concentrated on the monthly charge. Effective June 28, 2002, Anatel authorized an increase (net of taxes) in monthly subscription charges of 14% for residential customers and of 0.6% for nonresidential customers.

       Revenues from monthly subscription charges increased by approximately 55.7% in 2001. This rate of growth of revenues from monthly subscription charges was fueled by increasing telephone density in our region, as well as by higher monthly subscription charges that resulted from the annual price adjustment of the basket of local services. Effective June 2001, Anatel authorized an increase (net of taxes) in monthly subscription charges of 18% for residential customers and of 16.4% for nonresidential customers.

Measured Service Charges

       Revenues from measured service charges increased approximately 8.5% in 2002. This growth resulted from the increase in telephone density and the growth of the mobile plant in our region. Total registered pulses decreased by 0.2% to approximately 19.6 billion in 2002. Total billed pulses in 2002 (the number of pulses that exceed the amount of monthly free pulses — 100 free pulses for residential customers and 90 free monthly pulses for non-residential customers) decreased by 3.3% to approximately 13 billion. Another source of measured service revenues was local fixed-mobile revenues (i.e., VC-1 calls), which increased approximately 15.7% in 2002, due to the growth of the mobile plant in our region, which is estimated by Anatel to have grown 24.9% in 2002. VC-1 minutes represented approximately 82% of the total fixed-mobile minutes in 2002. Despite the increase in telephone density, the number of billed pulses/average lines in service/month has decreased to 119.9 in 2002, compared to 139.5 in 2001, reflecting our increasing penetration into lower income households.

       Revenues from measured service charges increased approximately 41.4% in 2001. This growth resulted from the increase in telephone density and the growth of the mobile plant in our region. Total registered pulses increased by 19% to approximately 19.7 billion in 2001. Total billed pulses in 2001 increased by 25.9% to approximately 13.5 billion. Another source of measured service revenues was local fixed-mobile revenues, which increased approximately 47.2% in 2001, fueled by the growth of the mobile plant in our region, which is estimated by Anatel to have grown 33.9% in 2001. VC-1 minutes represented approximately 92% of the total fixed-mobile minutes in 2001. Despite the increase in telephone density, the number of billed pulses/average lines in service/month has decreased to 139.5 in 2001, compared to 146.5 in 2000, reflecting our increasing penetration into lower income households.

Public Telephones

       Revenues from public telephones increased approximately 24.6%, or R$67.5 million, to approximately R$341.8 million in 2002, from approximately R$274.2 million in 2001. The increase over the period was due to the 8.4% tariff readjustment approved by Anatel from June 28, 2002. In 2002, the number of public telephones in service increased by 2.5% compared to a 30.2% increase in 2001. This difference was primarily due to the fulfillment of the universalization targets for 2001 that required maintaining all localities with over 600 inhabitants that are not served by fixed telephony, with at least one public telephone accessible 24 hours a day and capable of making and receiving local, domestic long distance and international long distance calls; and at least one public telephone available every 500 meters at all localities served by fixed telephony. In 2002 there is no universalization target related to public telephony.

       Revenues from public telephones decreased approximately 3.3% in 2001, from approximately R$283.5 million in 2000 to approximately R$274.2 million in 2001. The decrease over the period was due to a change in the accounting treatment of a portion of public telephony revenues owed by us to other carriers. Prior to and including the second quarter of 2001, we recognized revenue from the portion of the sale of our prepaid phone cards allocated to other carriers, as Subcontracted Costs. As of the third quarter of 2001, we began to recognize revenue from the portion of the sale of prepaid phone cards allocated to other carriers as a reduction of public telephony revenue.

       In 2001, the decrease in public telephone revenues was partly offset by the increased revenues from our larger public telephone plan. In 2001, the number of public telephones in service increased by 30.2% compared to an 81.6% increase in 2000. This difference was primarily due to the acquisition of CRT in July 2000, which by itself increased our number of public telephones by approximately 32.5% in 2001.

Other Local Services

       Gross revenue from other local services decreased approximately 21.9% in 2002 compared to an increase of approximately 22.8% in 2001 primarily as a result of a decrease in line rental revenues combined with a decrease in installation revenues. The major accounts that make up other local services are installation fees and line rentals. Installation fees in 2002 generated revenues that were 53.7% lower than in 2001, principally due to the sale of promotional plans with the waiver of installation fee for lines in service, while line rental revenues decreased approximately 38.8% in 2002 compared to 2001 levels, as a result of the strong line expansion observed in prior years.

       Gross revenue from other local services increased approximately 22.8% in 2001 compared to a decrease of approximately 12.9% in 2000 primarily as a result of a larger decrease in line rental revenue in 2001 compared to 2000. Installation fees in 2001 generated revenues that were 73.9% higher than in 2000, fueled by the growth in average lines in service, while line rental revenues dropped approximately 67.9% in 2001 over 2000 levels, mostly due to the decrease on rental of regular lines as a result of the strong line expansion observed in prior years.

Revenues from Non-Local Services

       Non-local services consist of intrastate and interstate (i.e., intraregional) long-distance calls (both fixed-fixed and fixed-mobile) as well as international long-distance calls.

Intrastate and Interstate Long-Distance

       Revenues from non-local services (intrastate and interstate long-distance services) increased by 30.3%, or R$406.9 million in 2002 to approximately R$1.7 billion, from approximately R$1.3 billion in 2001. This increase can be traced to: (i) a 12.6% increase in the number of average lines in service in 2002; (ii) a 34.5% and 30.6% increase in the number of VC-2 and VC-3 fixed-mobile minutes respectively fueled by the growth of the mobile plant in our region, which resulted in an increase in VC-2 and VC-3 fixed-mobile revenues, from approximately R$257 million in 2001 to approximately R$385 million in 2002; (iii) an average tariff readjustment of 4.97% in the basket of long-distance services, implemented on June 28, 2002; and (iv) the increase in our average market share from 82.2% to 86.5% in the intrastate segment, and from 67.0% to 73.0% in the interstate segment.

       Revenues from non-local services (intrastate and interstate long-distance services) increased by 35.9% in 2001, from approximately R$986.9 million in 2000 to approximately R$1.3 billion in 2001. The increase in revenues in 2001, resulted from (i) a 17.1% increase in the number of average lines in service in 2001; (ii) a 35% and 27% increase in the number of VC-2 and VC-3 fixed-mobile minutes respectively fueled by the growth of the mobile plant in our region, which resulted in an increase in VC-2 and VC-3 fixed-mobile revenues, which increased from approximately R$66 million in 2000 to approximately R$257 million in 2001; and (iii) a stable average market share in the intrastate long distance segment and a slight gain in interstate long distance segment.

Interregional and International Long-Distance

       Revenues from interregional and international long-distance services decreased by 17.3% or R$124 thousand in 2002 to approximately R$594 thousand, from approximately R$718 thousand in 2001. The decrease in 2002 was primarily due to the 15.6% decrease in borderline traffic. Revenues from interregional and international long-distance calls decreased in 2002 because the services rendered in this segment are limited to interregional long-distance calls to bordering cities adjacent to our region.

       Revenues from interregional and international long-distance services increased by 8.5% in 2001, from approximately R$662 thousand in 2000 to approximately R$718 thousand in 2001. The increase in 2001 was fueled by a growth in average lines in service, a gain in interstate market share, and a 16% increase in the traffic per average line in service per month. Revenues from interregional and international long-distance calls increased in 2001 despite the fact that the services rendered in this segment are limited to interregional long-distance calls to bordering cities adjacent to our region.

Revenues from Data Transmission

       Revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Frame Relay, dedicated IP, IP light, IP Wan, dedicated line, internet services and package switching, increased by approximately 55.5% or R$180.3 million in 2002 to R$505 million, from approximately R$324.7 million in 2001. This growth was due to the increase of 309% in number of ADSL accesses in service during 2002, totaling 141,000 ADSL accesses in service at year-end. In addition, the 116.2% expansion in the number of IP accesses in service, the increase of 83.8% in the number of frame relays accesses in service, the 192.4% expansion in the number of dialnet accesses in service contributed to the increase in consolidated revenue from data transmission, partially offset by the reduction of 8.7% in the number of SLDD accesses in service.

       Revenues from data transmission increased by approximately 34.6% in 2001, from approximately R$241.2 million in 2000 to approximately R$324.7 million in 2001 due to the completion of our digital backbone in 2001, which enabled us to begin providing a broad range of data transmission services and to launch several new products such as Cyber Data Centers and the BrTurbo.com portal.

Revenues from Network Services

       We provide access to our network and lease certain network facilities to other telecommunications companies as part of our network service business. This primarily generates:

  interconnection fees paid by Embratel, Intelig and cellular service providers for the use of our network;

  fees from cellular companies for the leasing of transmission facilities, certain infrastructure and other equipment used in transporting cellular calls within their own internal networks; and

  fees from the rental of assets (e.g., points of presence) to long-distance and mobile companies.

       Gross revenues from network services increased by 2.7% or R$27.0 million in 2002 to approximately R$1.0 billion, from approximately R$994.3 million in 2001, due to the growth of the mobile plant in our region and, consequently, higher mobile traffic on our network. Gross revenues from network services grew at a slower pace in 2002 compared to 2001 as a result of the expansion of other operators’ networks.

       Gross revenues from network services increased by 8.7% in 2001, from approximately R$914.9 million in 2000 to approximately R$994.3 million in 2001 due to (i) the growth of the mobile plant in our region and, consequently, higher mobile traffic into our network and higher interconnection fees, and (ii) the growth in fees from the rental of assets. Gross revenues grew at a slower pace in 2001 compared to 2000 as a result of a stable market share (interconnection revenues tend to be higher as a market share drops, since the Company would interconnect more calls from third parties) and to the discontinuation of the PAT.

Gross Operating Revenues

Value-Added and Other Indirect Taxes

       The principal taxes deducted from gross operating revenue are state value-added taxes (ICMS), Federal Social Contribution taxes, including PIS, COFINS and telecommunications contributions, including FUST and FUNTTEL. We collect these taxes from our customers and transfer them to the appropriate governmental entities. The current average rate of ICMS is 25%. PIS and COFINS are currently imposed at a combined rate of 3.65% of gross operating revenues, net of certain deductions. FUST and FUNTTEL are currently imposed at a combined rate of 1.5% of gross operating revenues, net of certain deductions.

       In 2002, the total amount of value-added and other taxes increased by 21.4% or R$470.3 million to approximately R$2.7 billion in 2002, from approximately R$2.2 billion in 2001. In 2001, the total amount of value-added and other taxes increased by 44.8%, from approximately R$1.5 billion in 2000 to approximately R$2.2 billion in 2001. The lower rate of growth in value-added and other taxes reflects the lower rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax on certain services.

Discounts

       Discounts are generally divided into rebates on: (1) pre-paid telephone cards (commissions of approximately 10% over the total amount sold), (2) local wireline calls, (3) long-distance calls, and (4) intelligent network services. Discounts decreased by approximately 2.1% or R$2.1 million to approximately R$97.4 million in 2002, from approximately R$99.5 million in 2001. The decrease in 2002 compared to 2001 was due to the slower pace of the plant expansion in 2002, reflecting the fact that we did not anticipate achieving the universalization goals established for 2003. Discounts increased by 57.2% in 2001, from approximately R$63.3 million in 2000 to approximately R$99.5 million in 2001. The lower increase in 2001 compared to 2000 reflects the weaker pace of plant expansion in 2001.

Cost of Services

       In 2002, cost of services increased by approximately 7.9% or R$377.8 million to approximately R$5.1 billion, from approximately R$4.8 billion in 2001. This increase was lower than the increase in net operating revenues of 14.8%. Our cost of services increased primarily as a result of an increase in interconnection costs.

       In 2001, cost of services increased by approximately 26.5%, from approximately R$3.8 billion in 2000 to approximately R$4.8 billion in 2001. Our cost of services increased primarily as a result of (i) an increase in our service costs resulting from an increase in interconnection costs and (ii) an increase in our depreciation and amortization costs, but was tempered by a reduction in the size of our labor force in 2001.

       The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2000, 2001 and 2002.

	Year ended December 31,			Percentage change

	2000(1)	2001(2)	2002(2)	2000-2001	2000-2002

	(thousands of reais, except percentages)
Cost of Services:
Depreciation and amortization	2,303,458	2,597,160	2,614,511	12.8%	0.7%
Personnel	155,953	185,843	144,581	19.2%	(22.2%)
Materials	24,269	91,746	78,760	278.0%	(14.2%)
Services	1,146,006	1,689,287	2,057,839	47.4%	21.8%
Other	139,013	201,557	247,667	45.0%	22.9%

Total cost of services	3,768,699	4,765,593	5,143,358	26.5%	7.9%

_________	_________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 do not recognize the effects of inflation and are not restated in constant reais.

Depreciation and Amortization

       In 2002, depreciation and amortization costs increased by approximately 0.7% or R$17.4 million to R$2.61 billion, from approximately R$2.60 billion in 2001, due to the expansion of our plant in 2002 (lines installed increased by approximately 5.3% in 2002). Depreciation and amortization costs grew at a slower pace in 2002 due to the slower expansion of our plant during this period.

       Depreciation and amortization costs increased by approximately 12.8% in 2001, from approximately R$2.3 billion in 2000 to R$2.6 billion in 2001 due to an increase in growth of our plant in 2001 (lines installed increased by approximately 11.8% in 2001). Depreciation and amortization costs grew at a slower pace in 2001 due to a smaller plant growth in 2001 compared to 2000 and to the fact that 2000 figures were inflated by the acquisition of CRT in July 2000.

Personnel

       In 2002, personnel costs decreased by approximately 22.2% or R$41.3 million to R$144.6 million, from approximately R$185.8 million in 2001. The decrease in personnel costs in 2002 was primarily due to the outsourcing of technical and operational services for our network, which resulted in a reduction in our labor force of approximately 3,006 employees in 2002. At December 31, 2002, we had approximately 5,571 employees.

       Personnel costs increased by approximately 19.2% in 2001, from approximately R$156 million in 2000 to approximately R$186 million in 2001. Personnel costs increased in 2001 despite the continued rationalization of our operations after the merger with CRT and the outsourcing of technical and operational services for our network, which resulted in a reduction in our labor force of approximately 2,752 employees in 2001. The increase in personnel costs in 2001 resulted primarily from the higher salaries awarded to new and remaining employees. At December 31, 2001, we had approximately 7,890 employees.

Materials

       Costs related to materials decreased by approximately 14.2% or R$13 million in 2002. The decrease in material costs was primarily due to the outsourcing of technical and operational services for our network.

       Costs related to materials increased by approximately 278.0% in 2001. The increase in material costs was primarily due to the fact that 2001 was our first full fiscal year after the acquisition of CRT, as well as to our continued network expansion.

Services

       In 2002, the cost of third party services, which include subcontracted services and interconnection costs, increased by approximately 21.8% or R$368.6 million to approximately R$2.1 billion, from approximately R$1.7 billion in 2001.

       The increase in the cost of third party services in 2002 was primarily due to an increase in fixed-to-mobile interconnection costs, and to a lesser extent, by the outsourcing of technical and operational services for our network. In 2002, interconnection costs increased approximately 21.1%, from approximately 14.9% of gross revenues in 2001 to approximately 15.5% of gross revenues in 2002. The increase in interconnection costs was directly related to an increase in fixed-to-mobile telephone traffic, which increased as a result of the increase in the amount of pre-paid mobile phones in our region. Pre-paid mobile phones allow the mobile customer to receive calls from fixed-line telephones free of charge in return for a flat monthly fee. Consequently, the expansion of the mobile plant in our region (which is estimated by Anatel to have grown 24.9% in 2002) has lead to an increase in fixed-to-mobile telephone traffic. In 2002, fixed-to-mobile traffic expanded approximately 10.1%, from approximately 3.9 billion minutes in 2001 to approximately 4.4 billion minutes in 2002. Increased costs of third party services contributed significantly to the increase in costs of services in 2002. We expect that fixed-to-mobile telephone traffic will continue to expand in 2003, leading to higher interconnection costs in 2003.

       The increase in the cost of third party services in 2001 was caused primarily by an increase in fixed-to-mobile interconnection costs, and to a lesser extent by the outsourcing of technical and operational services for our network. In 2001, interconnection costs increased approximately 67.7%, from approximately 12.4% of gross revenues in 2000 to approximately 14.9% of gross revenues in 2001. The increase in interconnection costs was directly related to an increase in fixed-to-mobile telephone traffic, which increased as a result of the increase in the amount of pre-paid mobile phones in our region. Pre-paid mobile phones allow the mobile customer to receive calls from fixed-line telephones free of charge in return for a flat monthly fee. Consequently, the expansion of the mobile plant in our region (which is estimated by Anatel to have grown 33.9% in 2001) has lead to an increase in fixed-to-mobile telephone traffic. In 2001, fixed-to-mobile traffic expanded approximately 47%, from approximately 2.7 billion minutes in 2000 to approximately 3.9 billion million minutes in 2001. Increased costs of third party services contributed significantly to the increase in costs of services in 2001. We expect that fixed-to-mobile telephone traffic will continue to expand in 2002, leading to higher interconnection costs in 2002.

Other

       Other costs of service, which primarily includes fees paid for the rental of equipment and infrastructure, insurance and other taxes and contribution, increased by 22.9% in 2002 compared to 45.0% in 2001. The lower increase in 2002 compared to 2001 was due to the slower pace of network expansion in 2002.

Gross Profit

       Our gross profit increased in 2002 by approximately 38.4% or R$535.2 million to R$1.93 billion, from approximately R$1.39 billion in 2001 as a result of a larger increase in net operating revenues in 2002 (a 14.8% increase in 2002, compared to a 32.4% increase in 2001), associated with a smaller increase in cost of services in 2002 (a 7.9% increase in 2002, compared to a 26.5% increase in 2001).

Operating Expenses

       Operating expenses, which include selling expenses, general administrative expenses and other net operating expenses, decreased by 5.7% or R$80.5 million in 2002, primarily as a result of the reduction in the provision for the retirement incentive plan and the reduction in the write-off of interconnection accounts receivable. In 2001, operating expenses increased by 64.6%, primarily as a result of an increase of customer accounts in default.

       The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2000, 2001 and 2002.

	Year ended December 31,			Percentage change

	2000(1)	2001(2)	2002(2)	2000-2001	2000-2002

	(thousands of reais, except percentages)
Operating expenses:
Selling expenses	379,235	724,507	763,346	91.0	5.4
General and administrative expenses	534,624	624,751	687,462	16.9	10.0
Other net operating expenses (income)	(56,899)	60,875	(121,181)	N/A	N/A

Total operating expenses	856,960	1,410,133	1,329,627	64.6	(5.7)

_________	_________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 do not recognize the effects of inflation and are not restated in constant reais.

Selling Expenses

       In 2002, selling expenses increased by 5.4% or R$38.8 million to R$763.3 million, from approximately R$724.5 million in 2001, as a result of higher expenses of services primarily due to the outsourcing of call center services, despite of the reduction in bad debts and provisions for doubtful accounts.

       In 2002, bad debts and provisions for doubtful accounts, decreased approximately 18.6%, from 3.8% of gross revenues in 2001 to approximately 2.7% of gross revenues in 2002. During 2002, we implemented certain successful strategies in order to reduce bad debt levels, including (i) the ‘teleaviso’ service in February, which involves sending a warning message to previously delinquent clients before their payment date, in order to ensure that they will pay their bills on time and (ii) sending a collection agreement letter to warn of final disconnections, offering the customers the option to pay their past-due bills in installments before their lines are cut off.

       In 2001, selling expenses increased by more than 90%, from approximately R$379.2 million in 2000 to approximately R$724.5 million in 2001, primarily as a result of an increase in allowance for doubtful accounts (due to a change in 2001 in the way we calculate our allowance for doubtful accounts). See Item 5 “Operating and Financial Review and Prospects—Operating Results—Effects of Changes in Presentation of our Financial Information for 2001 and 2002—Allowance for Doubtful Accounts,” and Note 6 to our Financial Statements. In 2001, bad debts and provisions for doubtful accounts, increased approximately 159.7%, from 2.3% of gross revenues in 2000 to approximately 3.8% of gross revenues in 2001. Increased selling expenses contributed significantly to the increase in our operating expenses, as well as to our operating loss in 2001.

General and Administrative Expenses

       In 2002, general and administrative expenses increased by approximately 10.0% or R$62.7 million to R$687.5 million, primarily due to an increase in expenses from IT equipment depreciation and in expenses for regular services, such as surveillance, cleaning and conservation.

       In 2001, general and administrative expenses increased by approximately 16.9% due to higher management consulting and other third party and administrative costs associated with merging CRT’s operation and personnel into our Company and rationalizing our joint operations.

Other Net Operating Expenses (Income)

       In 2002, other net operating expenses decreased by R$182.1 million to an income of R$121.2 million, from an expense of R$60.9 million in 2001. This decrease was due to the reduction in the provision for the retirement incentive plan (in 2002 we accounted lay-off expenses only until March 2002) and the reduction in the write-off of interconnection accounts receivable (recognized in 2001 as other operating expenses and no longer recognized in 2002). See note 6 to our Financial Statements.

       In 2001, other net operating expenses increased by more than R$117.8 million. This large increase was primarily due to increased provisions for our retirement incentive plan and severance payments associated with the reduction in the number of our employees by more than 2,752 employees.

Operating Income Before Net Financial Expense (Income)

       In 2002, our operating income before net financial expense increased by R$615.7 million to an income of approximately R$598.4 million, from a loss of approximately R$17.3 million in 2001, primarily as a result of an increase in gross profits combined with a decrease in operating expenses. In 2001, as a result of a larger increase in operating expenses than in gross profits, our operating income before net financial expense decreased by more than R$43.8 million to a loss of approximately R$17.3 million from income of approximately R$26.5 million in 2000.

Net Financial Expense

       Net financial expense represents the net effect of interest income, interest expense and exchange rate and monetary restatement gain and loss. In 2002, our net financial expense increased by more than 602.3% or R$283.4 million to approximately R$330.5 million, from approximately R$47.1 million in 2001 primarily as a result of:

  a 120.2% increase in our interest expenses, from approximately R$246.1 million in 2001 to approximately R$541.9 million in 2002 as a result of:

    a 32.7% increase in our indebtedness, from approximately R$3.15 billion at the end of 2001 to approximately R$4.18 billion at the end of 2002;

    an increase in our interest expense from our U.S. dollar denominated indebtedness, due to a devaluation of the real during 2002;

    an increase in our interest expense from our real denominated indebtedness, due to an increase in Brazilian interest rates; and

  a decrease in the losses from the monetary restatement of gains and losses in foreign currency financing and monetary variations, from a loss of approximately R$54.0 million in 2001 to a loss of R$17.1 million in 2002.

       In 2001, our net financial expense increased by more than 329.8%, from an income of approximately R$20.5 million in 2000 to a loss of approximately R$47.1 million in 2001, due to:

  a 82.2% increase in our interest expenses, from approximately R$135.1 million in 2000 to approximately R$246.1 million in 2001 as a result of:

    an increase in our interest expense from our U.S. dollar denominated indebtedness, due to a devaluation of the real during 2001;

    an increase in our interest expense from our real denominated indebtedness, due to an increase in Brazilian interest rates; and

  an increase in the losses from the monetary restatement of gains and losses in foreign currency financing and monetary variations, from a gain of approximately R$15.8 million in 2000 to a loss of R$54.0 million in 2001.

Operating Income (Loss)

       In 2002, our operating income increased by 516.2%, or R$332.3 million to a credit of approximately R$267.9 million, from a loss of R$64.4 million in 2001, primarily as a result of the decrease in operating income before net financial expense, and the increase in net financial expense. In 2001, our operating income decreased by more than R$111.4 million to an operating loss of approximately R$64.4 million from operating income of approximately R$47.0 million in 2000 due to the decrease in operating income before net financial expense, and the increase in net financial expense.

Net Non-Operating Expenses (Income)

       In 2002, net non-operating expenses decreased by 8.0% or approximately R$6.9 million to an expense of approximately R$78.3 million, from an expense of approximately R$85.2 million in 2001. In 2002, net non-operating expenses decreased primarily as a result of the credit for forfeited dividends in 2001 and an increase in gains on disposal of permanent assets.

       In 2001, net non-operating expenses increased by approximately R$251.9 million, from a credit of approximately R$166.8 million in 2000 to an expense of approximately R$85.2 million in 2001. In 2001, net non-operating expenses increased as a result of the amortization of the goodwill from our acquisition of CRT, the assessment of contractual fines and the gain on the REFIS program in 2000. See Note 8 to our Financial Statements and Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings.”

Employees’ Profit Share

       All Brazilian companies may compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is generally determined by negotiations between our company and the labor unions that represent our employees.

       In 2002, our employees’ profit share decreased by 19.3% or R$10.2 million to approximately R$$42.6 million, from approximately R$52.8 million in 2001. During 2002, we decreased the number of our employees by approximately 29.4%. At December 31, 2002, we had 5,571 employees.

       In 2001, our employees’ profit share increased by 185.1%, from approximately R$18.5 million in 2000 to approximately R$52.8 million in 2001, due to our voluntary increase in profit sharing resulting from our decision not to try to meet our 2003 universalization and network expansion by the end of 2001. This increase in profit sharing, was slightly tempered by a decrease in the number of our employees in 2001.

Income (Loss) Before Taxes and Minority Interests

       In 2002, we had an income before taxes and minority interests of approximately R$147.0 million primarily as a result of an increase in our operating income and a decrease in our net non-operating expenses and employees’ profit share.

Income and Social Contribution Taxes (Credits)

       In 2002, income and social contribution taxes (credits) increased by approximately 101.0% or R$88.3 million to an expense of approximately R$916.000, from a credit of approximately R$87.3 million in 2001. This decrease in income and social contribution credits was primarily due to a 67.8% decrease in deferred tax credits, which decreased from a credit of approximately R$206.3 million in 2001 to a credit of approximately R$66.3 million in 2002.

       In 2001, income and social contribution taxes (credits) decreased by approximately 217.3%, from an expense of approximately R$74.4 million in 2000 to a credit of approximately R$87.3 million in 2001. This increase in income and social contribution credits was primarily due to a 2,433.4% increase in deferred tax credits, which increased from a credit of approximately R$8.1 million in 2000 to a credit of approximately R$206.3 million in 2001. See Note 9 to our Financial Statements. In 2001, the increase in our deferred tax credits was due to our increased losses before taxes and minority interest, which increased from a gain of R$195.2 million in 2000 to a loss of approximately R$202.3 million in 2001, as well as the reconciliation of our financial statements to Brazilian GAAP from Brazilian corporate law, and the fact that in 2001 we ceased recognizing the effects of inflation on our financial statements. See Note 2b to our Financial Statements.

Minority Interests

       Minority interests reflect the participation of our minority shareholders in the net income/loss, as in the case of Brasil Telecom S.A., our subsidiary. In 2002, minority interests reflected the allocation of a loss of approximately R$2.4 million to the minority shareholders of Brasil Telecom S.A. relating to their participation in Brasil Telecom S.A.‘s income in 2002.

       In 2001, minority interests reflected the allocation of a loss of approximately R$75.7 million to the minority shareholders of Brasil Telecom S.A. relating to their participation in Brasil Telecom S.A.‘s losses in 2001.

Net Income (Loss)

       In 2002, our net income was approximately R$148.5 million as a result of the increase in our operating income combined with the decrease in our net non-operating expenses and employees’ profit share.

       In 2001, despite the decrease in our operating income and the increase in our net non-operating expenses and employees’ profit share, our losses were tempered by the deferred tax credits that we accrued in 2001. As a result, in 2001 we only suffered a net loss of approximately R$39.3 million.

Liquidity and Capital Resources

Cash Flow

       The following table sets forth certain components of our cash flows for 2000, 2001 and 2002.

	Year ended December 31,

	2000(1)	2001(1)	2002(2)

	(millions of reais)
Cash flows provided by (used in):
Operating activities	2,069.8	2,270.7	2,467.4
Investing activities	(3,433.7)	(3,170.5)	(1,852.3)
Financing activities	2,235.5	(653.5)	515.5

Increase (decrease) in cash and cash equivalents	871.6	(1,553.4)	1,130.6

_________	_________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited financial statements for the years ended December 31, 2001 and 2002 do not recognize the effects of inflation and are not restated in constant reais.

       We use the net cash generated from our operations and from external financing to fund capital expenditures for our network expansion and modernization, to pay dividends, and to invest in new businesses. While current liabilities exceeded current assets at December 31, 2001 and 2000, our sources of funds, primarily from operations and from external financing arrangements, were sufficient to meet operating and investing requirements in 2002. However, there can be no assurances that during 2003 and after we will not need additional third party financing in order to cover our network expansion and modernization, our debt service or future potential strategic acquisitions. See Item 3 “Key Information — Risk Factors — Risks Relating to Our Company — We May Need Additional Third Party Financing Which May Not Be Available in the Future or on Terms Acceptable to Us.”

Cash Flows Provided by Operating Activities

       Our primary source of funds continues to be cash generated from operations. In 2002 our cash flow from operating activities increased by 8.7% or R$196.7 million to approximately R$2.5 billion, from approximately R$2.3 billion in 2001. In 2002, the increase in cash from operations primarily reflects the increase of 14.8% in the net operating revenues, the renegotiation of subcontracted services and internal campaigns aimed at cost reduction.

       In 2001 our cash flow from operating activities increased by approximately 9.7% from approximately R$2.1 billion in 2000 to approximately R$2.3 billion in 2001. In 2001, the increase in cash from operations primarily reflects the adjustments to cash provided by our depreciation and amortization. This increase was partially offset by the increase in the net losses in 2001, which were approximately R$39.3 million.

Cash Flows Used in Investing Activities

       Acquisitions of property, plant and equipment continue to be our primary use of capital resources. In 2002 our cash flow used in investment activities decreased by approximately 41.6% or R$1.3 billion to a negative cash flow of approximately R$1.9 billion from a negative cash flow of approximately R$3.2 billion in 2001. Our negative cash flows from investment activities in 2002 were primarily due to the expansion and modernization of our network. In 2002, we invested approximately R$2.0 billion, compared to R$3.2 billion in 2001, to expand and modernize our network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of the network and meet our network expansion and modernization goals.

       Capital spending is expected to be approximately R$1.82 billion in 2003 to expand and modernize our network. As of March 31, 2003, we had invested approximately R$381 million in the expansion and modernization of our network.

       In 2001 our cash flow used in investment activities decreased by approximately 7.7% from a negative cash flow of approximately R$3.4 billion in 2000 to a negative cash flow of approximately R$3.2 billion in 2001. Our negative cash flows from investment activities in 2001 were primarily due to the expansion and modernization of our network. In 2001, we invested approximately R$3.2 billion, compared to R$2.0 billion in 2000 to expand and modernize our network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of the network and meet our network expansion and modernization goals.

Cash Flows Provided by (Used in) Financing Activities

       In 2002, our cash flow from financing activities increased by approximately 178.9% or R$1,169.0 million to approximately R$515.5 million, from a negative cash flow of approximately R$653.5 million in 2001. The increase in the cash flow from financing activities was primarily due to a R$666.4 million decrease in loans repaid. In 2002, the amount of loans repaid decreased by approximately 60.9% to approximately R$428.7 million, from approximately R$1.1 billion loans paid in 2001, due primarily to the payment, in 2001, of R$779.2 million in commercial paper which had been issued on June 15, 2000 in order to fund the acquisition of CRT.

       In 2002, the amount of new loans incurred increased by approximately 99.9% or R$624.7 million to approximately R$1.2 billion, from approximately R$625.2 million in 2001. The R$1.2 billion in new loans incurred in 2002 was primarily related to:

  approximately R$900 million in public non-convertible debentures issued in 2002; and

  approximately R$325.3 million in drawdowns from our long-term credit facility with BNDES.

       In 2001, our cash flow from financing activities decreased by approximately 129.2% from approximately R$2.2 billion in 2000 to a negative cash flow of approximately R$653.5 million in 2001. The decrease in the cash flow from financing activities was primarily due to a R$605.1 million increase in loans repaid and a R$1.9 billion decrease in new loans obtained in 2001. In 2001, the amount of loans repaid increased by approximately 123.5%, from approximately R$490.1 million loans paid in 2000 to approximately R$1.1 billion in 2001, due primarily to the payment of R$779.2 million in commercial paper which had been issued on June 15, 2000 in order to fund the acquisition of CRT.

       In 2001, the amount of new loans incurred decreased by approximately 75.2%, from approximately R$2.5 billion in 2000 to approximately R$625.2 million in 2001. The R$625.0 million in new loans incurred in 2001 was primarily related to approximately R$613.2 million in draw downs from our R$2.18 billion long-term credit facility with BNDES. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” and Note 20 to our Financial Statements.

       As of December 31, 2002, we had R$20 million remaining in our line of credit with Banco do Brasil, and no unused credit remaining in our credit facility with BNDES. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may need additional third party financing which may not be available in the future or on terms acceptable to us.”

Increase (Decrease) in Cash and Cash Equivalents

       At December 31, 2002, our cash and cash equivalents totaled approximately R$1.60 billion, a 242.9% or R$1.13 billion increase in cash and cash equivalents at December 31, 2001 of approximately R$465.5 million. The increase in our cash and cash equivalents in 2002 was due primarily to the new loans obtained and our cash flow generation.

       Our cash and cash equivalents at December 31, 2001 totaled approximately R$465.5 million, a R$1.6 billion decrease over cash and cash equivalents at December 31, 2000 of approximately R$2.0 billion. The decrease in our cash and cash equivalents in 2001 was due primarily to our net loss in 2001, our continued plant expansion and modernization program and our repayment of loans in 2001.

Indebtedness

       At December 31, 2002, we had approximately R$4.18 billion of indebtedness, an increase of approximately 32.7% or R$1.03 billion, from approximately R$3.15 billion at December 31, 2001. In 2002, our interest expense increased by 120.2% or R$295.7 million to R$541.9 million, from approximately R$246.1 million for the year ended December 31, 2001, as a result of the following increases in indebtedness:

  On May 1, 2002, we issued R$500 million public non-convertible debentures, in a single series of 50,000 debentures with a nominal value of R$10,000.00, with warranty to be rendered by Brasil Telecom Participações S.A. The maturity date is May 1, 2004. The cost of the operation is equivalent to 109% of the DI rate. The interest is payable on a semi-annual basis, on November 1 and May 1, until the maturity of the debentures.

  On December 1, 2002, we issued R$400 million public non-convertible debentures, in a single series of 40,000 debentures with a nominal value of R$10,000.00, with warranty to be rendered by Brasil Telecom Participações S.A. The maturity date is December 1, 2004. The cost of the operation is equivalent to 109% of the DI rate. The interest is payable on a semi-annual basis, on June 1 and December 1, until the maturity of the debentures.

  During the year ended December 31, 2002, we drew down an additional R$325.3 million from our long-term credit facilities with BNDES. Approximately R$71.5 million of these draw-downs were drawn from a BNDES credit facility bearing interest at the variable TJLP rate + 6.5% per annum. The TJLP rate as of December 31, 2002 was 10.0% per annum. Approximately R$253.8 million of these draw-downs were drawn from a BNDES credit facility bearing interest at a rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis + the average annual currency basket rate published by BNDES (Cesta de Moeda) + 3.85% per annum. See Item 10 “Additional Information—Memorandum and Articles of Association—Material Contracts—BNDES Loan Agreements.”

       At December 31, 2002, approximately 5.4%, or R$224.6 million, of our total indebtedness was denominated in U.S. dollars. Of our indebtedness denominated in U.S. dollars at December 31, 2002, approximately 38% was hedged against significant variations in exchange rates (R$/U.S.$). See Note 20g to our Financial Statements.

       At December 31, 2001, we had approximately R$3.15 billion of indebtedness, a decrease of approximately 11.1%, from approximately R$3.54 billion at December 31, 2000. In 2001, our interest expenses increased by 82.2%, from approximately R$135.1 million for the year ended December 31, 2000 to approximately R$246.1 million for the year ended December 31, 2001, as a result of the following increases in indebtedness:

  an increase in our interest expense from our U.S. dollar denominated indebtedness, due to a depreciation of the real during 2001; and

  an increase in our interest expense from our real denominated indebtedness, due to an increase in Brazilian interest rates.

       At December 31, 2001, approximately 8.0%, or R$251.2 million, of our total indebtedness was denominated in U.S. dollars. Of our indebtedness denominated in U.S. dollars at December 31, 2001, approximately 71% was hedged against significant variations in exchange rates (R$/U.S.$). See Note 20g to our Financial Statements.

       The following table sets forth the repayment schedule of our indebtedness:

At December 31,2002

(thousands of reais)
2003	591,874
2004	1,602,571
2005	702,571
2006	740,054
2007 and after	539,097

Total Indebtedness	4,176,167

       Although our indebtedness increased to approximately R$4.18 billion at December 31, 2002, and our interest expenses increased to approximately R$541.9 million for 2002, we expect to be able to repay substantially all principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was approximately R$2.5 billion, R$2.3 billion and R$2.1 billion in 2002, 2001 and 2000, respectively. However, there can be no assurances that net cash flow from operating activities will continue to be sufficient to cover these obligations or that we will not need additional financing in order to repay all principal and interest on our indebtedness as it comes due. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company.” In the event that we require it, we may not be able to obtain financing on terms that are acceptable to us or to finance our future capital expenditures. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may need additional third party financing which may not be available in the future or on terms acceptable to us.”

Capital Expenditures

       In 2002 we made capital expenditures of approximately R$2.0 billion, a decrease of approximately 41.2% or R$1.4 billion from 2001. These expenditures related primarily (approximately R$1.04 billion) to the expansion and modernization of our network. In 2001 and 2000, we made capital expenditures of approximately R$3.4 billion and R$2.1 billion, respectively. See Item 4 “Information on the Company—History and Development of the Company—Capital Expenditures” and Item 4 “Information on the Company—Business Overview.”

       We currently expect to invest approximately R$1.82 billion in the expansion and modernization of our network during the fiscal year 2003. At December 31, 2002 we had Capital Expenditure commitments amounting to approximately R$97.4 million for 2003. For the three months ended March 31, 2003, we had invested approximately R$381 million in the expansion and modernization of our network. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.” We expect to finance our remaining expected 2003 capital expenditures with internally generated funds from operations. Net cash flow from our operating activities was approximately R$2.5 billion, R$2.3 billion and R$2.1 billion in 2002, 2001 and 2000, respectively. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company.”

Contractual Obligations and Commercial Commitments

       The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commercial commitments, such as debt guarantees.

	Payments due by period at December 31, 2002

Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

	(thousands of reais)
Indebtedness	591,874	2,305,142	1,229,366	49,785	4,176,167
Capital lease obligations	-	-	-	-	-
Operating leases	39	23	15	15	92
Unconditional purchase obligations	97,432	-	-	-	97,432
Other long-term obligations	-	29,165	58,330	87,496	174,991

Total contractual cash obligations	689,345	2,334,330	1,287,711	137,296	4,448,682

Payments due by period at December 31, 2002

Other Commercial Commitments	Less than 1 year	1-3 years	4-5 years	After 5 years	Total amounts committed

(thousands of reais)
Lines of credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Standby repurchase obligations	-	-	-	-	-
Other commercial commitments	-	-	-	-	-

Total commercial commitments	-	-	-	-	-

Dividends

       We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25% of our adjusted net income determined in accordance with Brazilian accounting principles and as adjusted in accordance with Brazilian Corporate Law including any realization of the net income reserve. We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6% of the share capital attributable to our Preferred Shares under Brazilian Corporate Law. Law No. 10,303, dated October 31, 2001, which amended the Brazilian Corporate Law requires that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3% per year of the book value of Shareholders’ equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6% per year of the value of our total share capital divided by our total number of shares or (ii) 3% per year of the book value of our shareholders’ equity divided by the total number of our shares. In 2000, 2001 and 2002 we paid dividends of approximately R$85.0 million, R$183.6 million and R$281.3 million, respectively.

Pension Plans

       We participate in a multi-employer defined benefit plan, the “Sistel Plan,” that covers our inactive or retired employees who were former employees of Telebrás. Under this plan, we are contingently liable for our proportionate share of unfunded obligations of the plan attributable to our participating employees as well as post-retirement health care benefits for active and inactive employees. During the year 1999, we withdrew a portion of our funds from the multi-employer plan in order to establish a separate plan for our current employees who were also former employees of Telebrás. On February 28, 2000, we founded our own private pension entity implementing a defined contribution, variable benefit plan, TCSPrev (“TCSPrev”) (Brasil Telecom’s Pension Fund). This plan covers employees who signed terms of membership on or before April 28, 2000, and employees hired after February 28, 2000. Approximately 62% of our employees are covered under TCSPrev. The companies that sponsor the Sistel Plan are jointly liable for contributions with respect to all employees who participate in TCSPrev. Under TCSPrev the sponsoring companies are no longer jointly liable. Instead, each sponsor is liable only for contributions with respect to its own employees. Joint liability among the plan sponsors continues to exist only with respect to retired employees, who will necessarily continue under the Sistel Plan, or with respect to the active employees who did not sign the term of membership to join TCSPrev. See Note 22 to our Financial Statements.

       Prior to our acquisition of CRT, that company created a pension program to provide retirement benefits to its employees (Fundação dos Empregados da Companhia Riograndense de Telecomunicações — “FCRT”). Unfortunately the FCRT was not fully funded by CRT. When we purchased CRT we assumed our proportionate share of the unfounded obligations of the FCRT attributable to those CRT employees that were assumed by our company (the FCRT covers approximately 26% of our current employees (approximately 1,341 employees as of December 31, 2002)).

       On October 2, 2002 FCRT received approval from the Supplementary Pensions Department to introduce a defined-contribution plan called BrTREV. The approval enables contributors to migrate from the foundation defined-benefit plan. The new plan was introduced on October 17, 2002, and was terminated on January 18, 2003, and by the end of this period approximately 604 contributors had migrated to the defined-contribution plan. Consequently, three different plans became effective: BrTPREV, Fundador – Brazil Telecom and Alternative – Brasil Telecom.

       We estimate that, at December 31, 2002, our proportionate share of the unfunded obligations of the FCRT attributable to our participating employees was approximately R$501.8 million. The contributions to BrTPREV are credited in individual accounts of each participant, the employee’s and sponsor’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary; according to age. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2002, contributions by the sponsor represented on average 1.32% of the payroll of the plan participants, whilst the average employee contribution was 1.34%. These figures consider only contributions in November and December 2002, since the plan was recently implemented. The regular contribution to Fundador – Brasil Telecom by the sponsor in 2002 was an average of 9.04% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, the average rate in 2002 being 7.87%. The amortizing contributions in 2002 related with the actuarial deficit were equivalent on average to 29.3% of the participants’ payroll. The regular contribution to Alternative – Brasil Telecom by the sponsor in 2002 was on average 7.19% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, with the average rate in 2002 being 6.77%. The amortizing contributions in 2002 relating to the actuarial deficit were on average equivalent to 37.4% of the participants’ payroll. For the year ended December 31, 2002, the total cost of the FCRT to our company was approximately R$17.9 million.

       As a result of our potential unfunded obligations under the FCRT, in 2002 we increased the current portion of our provision for pensions from R$41.7 million at December 31, 2001 to approximately R$92.1 million at December 31, 2002, and decreased the non-current portion of our provision for pensions from approximately R$449.1 million at December 31, 2001 to approximately R$409.7 million at December 31, 2002. See Note 22 to our Financial Statements.

“Off-Balance Sheet” Arrangements

       Our company does not have any material “off-balance sheet” arrangements.

Trading Activities

       Our company does not engage in any material trading activities involving commodity contracts that are accounted for at fair value. The only risk management activities that we engage in is the hedging of some of our U.S. dollar denominated indebtedness. See Item 11 “Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk.”

Research and Development

       We conduct research and development in the areas of telecommunications services, but we do not independently develop any new telecommunications technology. Since prior to the breakup of Telebrás, we, and each of the other former operating subsidiaries of Telebrás, have contributed to the Center, which is a research and development center formerly operated by Telebrás that develops telecommunications technology for application in Brazil.

       On August 3, 2001 we entered into new service agreements with the Center, one in the amount of R$7 million per year for a three-year period in order to maintain our access to telecommunications software developed by the Center, and the other in the amount of R$10 million per year for a two-year period in order to receive technological services provided by the Center, such as equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies.

       Our aggregate expenditures on research and development, including our contribution to the Center, were approximately R$24.7 million, R$8.0 million and R$3.8 million in 2000, 2001 and 2002, respectively. See Item 4 “Information on the Company—Business Overview—Intellectual Property” and Item 4 “Information on the Company—History and Development of the Company—Capital Expenditures—Research and Development.”

Trend Information

       The evolution of the communication needs of our customers has been redefining the role of telecommunications in Brazil. We believe that the mass use of computers and the internet, the evolution of wireless and data compression technology, and the deregulation of and increased competition in telecommunication services will continue to increase the demand for telecommunication services in Brazil.

       Due to these developments, the value of access and long-distance networks has decreased and the value of telecommunication applications and services has increased. As a result, telecommunications companies have been seeking to integrate vertically and expand geographically in order to obtain economies of scale and leverage revenue growth. This is expected to favor those companies with sufficient access to financing. Although we believe that our company is well positioned to take advantage of this trend, there can be no assurances that we will have access to sufficient financing in the future or on terms acceptable to us. See Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—We may need additional third party financing which may not be available in the future or on terms acceptable to us.”

       As an immediate effect of the geographic expansion and vertical integration, the degree of difference between the traditional players has diminished and the boundaries between the communication companies (i.e., voice/data via fixed accesses, voice/data via mobile accesses, internet and cable modem) have become increasingly narrow. In order to differentiate ourselves from our competitors, we have sought to bundle our products and services, brand our services and introduce value-added services.

       The deregulation and technological evolution of the telecommunications industry in Brazil has intensified the competition in the voice sector as well as in the data sector. See Item 3 “Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.” In terms of mobile telephony, the auction of licenses for PCS in Brazil has further boosted competition.

       We believe that our main strength lies in the regional awareness of our brand name, the technologically advanced level of our network, our success in the recruitment of top quality employees and our strong internal cash flow generation.

       Our key strategies for the period between 2003-2005 are to:

  offer complete and innovative solutions in telecommunication services;

  seek excellent relations with our customers;

  minimize our operational costs while expanding our network and services;

  attract, develop and retain qualified personnel; and

  participate in the consolidation of the Brazilian telecommunications sector.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

Board of Directors

       We are administered by a board of directors (Conselho de Administração) and our executive officers (Diretoria), and overseen by a fiscal council (Conselho Fiscal). Our board of directors is comprised of six members and their alternates each currently serving a term expiring on the date of our General Shareholders’ Meeting in 2004. Pursuant to our Bylaws, all of our directors and their respective alternates are elected by holders of our Common Shares. Our board of directors holds a regular meeting once every two months and holds special meetings when called by the Chairman or by two members of the board of directors.

       With the reduction of the stake held by TI in the voting capital of Solpart, directors Mr. Carmelo Furci and Mr. Wilson Quintella, and their respective alternates, resigned on September 11, 2002. During the General Shareholders Meeting held on April 23, 2003 our shareholders elected Mr. Lênin Florentino de Faria and Mr. Carlos Torres Rodenburg.

       The following are the current members of our board of directors and their respective positions.

Name (Age)	Position	Date Elected

Luis Octavio da Motta Veiga (52)	Chairman	April 30, 2001
Veronica Valente Dantas (47)	Director	April 30, 2001
Arthur Joaquim de Carvalho (46)	Director	April 30, 2001
Carlos Alberto de Araujo (62)	Director	May 27, 2003
Lenin Florentino de Faria (43)	Director	April 23, 2003
Carlos Bernardo Torres Rodenburg (47)	Director	April 23, 2003

       Luis Octavio da Motta Veiga, has served as a member of our Board of Directors since April 30, 2001. Mr. Motta Veiga is currently a partner with the law firm of Carvalhosa, Eizirik e Motta Veiga Advogados. Previously, Mr. Motta Veiga was president of Pretrobrás Petrel Brasilieiro S.A., Chief Executive Officer of Anglo American Corporation do Brasil Ltda., Rayner Coffee International (London) and Jornal do Brasil S.A. and director of Banco da Bahia de Investimentos and other companies of BBM Group. Mr. Motta Veiga has also been a member of the National Monetary Counsel and president of the Security Commission of the Brazilian CVM (Comissão de Valores Mobiliários). Mr. Motta Veiga holds a degree in Law from the Federal University of Rio de Janeiro and a post graduate degree in Public Management from Institut International d’Administration Public in Paris, France.

       Verônica Valente Dantas, has served as a member of our Board of Directors since April 30, 2001. Ms. Dantas is a partner and managing director of Opportunity Asset Management Ltda. Prior to joining the Opportunity Group, Ms. Dantas was managing director of Icatu Empreendimentos e Participações Ltda., an investment company in Brazil. Ms. Dantas holds a degree in arts from the Federal University of Bahia.

       Arthur Joaquim de Carvalho, has served as a member of our Board of Directors since April 2001. In August 1998, he was also elected to the board of directors of Tele Norte Celular Participações S.A. and Telemig Celular Participações S.A. Mr. Carvalho currently serves as a Principal of CVC/Opportunity Equity Partners Ltda., a Cayman Island privately-owned investment company. Mr. Carvalho has served as a Senior Investment Officer for private equity at the Opportunity Group. Prior to joining the Opportunity Group, he served as a Managing Director of Manuel Joaquim de Carvalho Ltda., an export-oriented agribusiness company. Mr. Carvalho holds a degree in Business Administration from the Federal University of Bahia.

       Carlos Alberto de Araújo, has served as a member of our Board of Directors since May 2003. Mr. Araújo is currently a Board of Directors member of several companies, including Ferroban – Ferrovias Bandeirantes S.A., Ferronorte – Ferrovias Norte Brasil S.A., Telemont – Engenharia de Telecomunicações S.A. Mr. Araújo, during his career, has served as manager in Banco do Brasil, Banco do Estado do Rio de Janeiro S.A. – Banerj, Irriganor – Indústria e Comércio Ltda., EPI – Empresa Paraibana de Irrigação Ltda. Mr. Araújo holds a degree in law from the Law University of Recife – UFPE.

       Lênin Florentino de Faria, has served as a member of our Board of Directors since April 23, 2003. Mr. Faria is currently manager in the Corporation Governance Management Department of PREVI. PREVI from September 2001 to December 2002. He held the position of division manager in the Administrative Unit Control from September 2000 to September 2001, and he also held the position of Division Manager of Compliance in the Internal Control Unit from February to August 2000 in PREVI. Since 1980, he has held other positions in several departments of PREVI. Mr. Faria holds a Business Administration degree from CEUB – Brasilia, Brazil and an MBA in Corporate Governance from IBMEC. He has also obtained a professional qualification in Labor Economy from UNICAMP.

       Carlos Bernardo Torres Rodenburg, has served as a member of our Board of Directors since April 23, 2003. Mr. Robenburg is currently a Director of CVC/Opportunity Equity Partners Adm. Recursos Ltda. Previously, he held the position of Director at Opportunity Asset Management Ltda. He was also a Director of Banco Icatu and a Director of Atlantica Correctora. Mr. Rodenburg holds a Business Administration Degree from UNIFACS.

Senior Management

       Our senior management consists of a Financial Executive Officer and a Human Resources Executive Officer, each elected by the board of directors for a term of three years. An executive officer may be removed from office at any time by our board of directors.

       The following are our current executive officers and their respective positions.

Name (Age)	Position	Date elected

Paulo Pedrao Rio Branco (50)	Financial Executive Officer	April 18, 2000
Carlos Geraldo Campos Magalhaes (49)	Human Resources Executive Officer	December 13, 2001

       Paulo Pedrão Rio Branco, has served as our Chief Financial Officer since April 2000. Mr. Rio Branco joined Coelba (Companhia de Eletricidade do Estado da Bahia) in 1975, working as General Coordinator of the Presidency. In 1987, he worked as Coordinator of Energy of the Bahia State Secretariat of Mines and Energy. In April 1988, he joined CHESF (Companhia Hidrelétrica do São Francisco) as advisor to the President. In June 1989, Mr. Rio Branco became Special Coordinator of Bahia State Secretariat, becoming Secretariat of Mines and Energy of the State of Bahia in January 1990. In May 1990, Mr. Rio Branco became the Chief Financial Officer of CHESF. In 1995, he became Manager of the New Business Department at Coelba. Prior to joining Brasil Telecom, he worked as Development Director at Iberdrola Energia do Brasil Ltda. Mr. Rio Branco holds a degree in Business Administration and Economics from Universidade Católica de Salvador and a post graduate degree in corporate finance from Fundação Getúlio Vargas.

       Carlos Geraldo Campos Magalhães, has served as our Human Resources Executive Officer since December 13, 2001. Prior to coming to the Company, Mr. Magalhães has served as a financial director for OAS Group, sub-secretary of finance of the State of Bahia, General Supervisor of LIGHT – Serviços de Eletricidade S.A., and Finance Director and President of Companhia de Eletricidade do Estado da Bahia – COELBA. Mr. Magalhães holds a degree in business from the Business Administration School of the State of Bahia and a degree in engineering from the Federal University of Bahia.

Solpart Shareholders’ Agreement

       Under the shareholders’ agreement, dated July 19, 1998 and amended on August 27, 2002, among Techold, TII, Timepart, Solpart, and others, Solpart has agreed to vote its shares to cause the nomination and election of our directors. In addition, under the shareholders’ agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another entity;

       require the prior approval of a majority of the voting capital of Solpart. However, according to the August 27, 2002 amendment to the shareholder’s agreement, these provisions are suspended until the earlier of: (i) January 1, 2004; (ii) publication date of the certification by Anatel that our universalization targets of 2003 have been met; or (iii) if, at any time after Anatel’s approval of the August 27, 2002 amendment to the shareholders’ agreement, (a) TIM is prevented from providing SMP services due to TII’s participation in Solpart; or (b) the transfer of TII’s shares to Timepart and Techold are considered invalid or ineffective. See Item 7 “Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement,” and Item 3 “Key Information—Risk Factors—Risks Relating to Our Company—Our existing principal beneficial shareholders will continue to control a large percentage of our voting shares and their interests may conflict with your interests as a minority shareholder.”

Compensation

       For the year ended December 31, 2002, the aggregate amount of compensation that we paid to all of our directors and executive officers was approximately R$15.6 million and the aggregate amount of bonuses paid to all of our directors and executive officers was approximately R$12.2 million.

       For the year ended December 31, 2002, the aggregate amount we accrued in providing pension, retirement or similar benefits for our directors and executive officers, including the directors and executive officers of Brasil Telecom S.A. was approximately R$423,500. We have not entered into any employment or service agreement with any of our directors or executive officers. As a result, the only benefits accruing to any of our directors or executive officers upon their termination are those provided under applicable Brazilian laws.

Stock Option Plan

       The Extraordinary General Shareholders Meeting of our subsidiary held on April 28, 2000, approved the general plan to grant stock purchase options to the officers and the employees and the employees of its subsidiaries (the “Plan”). The Plan authorizes a maximum limit of 10% of the shares of each class of company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided to grant only preferred stock options.

       The Plan is divided into two separate programs:

       Program (A)

       This program is granted as an extension of the performance of our objectives established by our Board of Directors for a five-year period. At December 31, 2002, no stock had been granted.

       Program (B)

       The strike price of the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

       The right to exercise the option applies as follows: (a) 33% as from January 1, 2004; (b) 33% as from January 1, 2005; and (c) 34% as from January 1, 2006. The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option agreement. Options not exercised by December 31, 2008 will expire without compensation.

       The information related with the general plan to grant stock options is summarized below:

	2002

	Preferred Shares	Average exercise
	Options (thousand)	price (R$)

Balance as of 12/31/2001	-	-
Granted	622,364	11.34

Balance as of 12/31/2002	622,364	11.34

Fiscal Council

       Our fiscal council consists of three members and their respective alternates, two of which are elected by the holders of Common Shares and one of each of which is elected by our holders of Preferred Shares. Our fiscal council is the fiscal inspection entity of our company. Members are normally appointed for one year terms, ending on the date of the first Annual Shareholders Meeting, subsequent to their respective election. Reelection is allowed, and all the members are required to remain in their posts until their successors takes over.

       Our fiscal council has been established on a permanent basis, pursuant to applicable law and our bylaws, with the following characteristics:

  our fiscal council members, at their first assembly, shall elect their chairman, who will be in charge of remitting the deliberations of the group;

  our fiscal council may request that the company appoints qualified personnel to act as secretary and render technical assistance;

  our fiscal council shall meet, ordinarily, once every quarter and extraordinarily, when required;

  the assemblies are summoned by the chairman of our fiscal council or by 2 (two) of its members;

  our fiscal council manifests itself by a majority of votes, with the presence of the majority of its members;

  the members of our fiscal council are substituted, in their absence or impediment, by their respective alternates;

  except in the case of death, resignation, destitution or pursuant to applicable law, the vacancy of the post is considered when a member of our fiscal council fails to appear without just cause to 2 (two) consecutive assemblies or 3 (three) interspersed assemblies during the same corporate year; and

  in the case of absence in the position of a member of our fiscal council without an alternate assuming the post, our general assembly will convene to elect an alternate.

       The following are the current members of our fiscal council:

Name	Date Elected

Luiz Otavio Nunes West	April 23, 2003
Luiz Fernando Cavalcanti Trocoli	April 23, 2003
Egon Handel	April 23, 2003

Employees

       In 2002, we decreased the number of our employees by approximately 29.4%, from 7,890 employees at December 31, 2001 to 5,571 employees at December 31, 2002. All of our employees are employed on a full-time basis.

       Approximately 27.9% of our employees work in the area of operations, 27.2% of our employees work in the area of marketing and other commercial activities, 8.4% of our employees work in the area of finance, 8.2% of our employees work in the area of information technology, 20.2% of our employees work in the area of support services, 2.0% of our employees work in the area of human resources and 6.1% of our employees work in the area of senior management.

       Approximately 37.4% of our employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”) or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). Some employees in certain job categories are affiliated with other unions specific to such categories. We normally negotiate a new collective labor agreement every year with our local union. These annual negotiations are carried out under our supervision and guidance, on one side, and Fenattel or Fittel, on the other. We believe that we have good relations with our employees and to date we have never experienced a work stoppage that had a material effect on our operations.

       The following table sets forth the breakdown of our employees by geographic region:

	2000	2001	2002

	(%)	(%)	(%)
Branch
Distrito Federal	12.5	20.2	32.9
Rio Grande do Sul	31.7	27.0	17.9
Parana	25.1	21.5	20.1
Santa Catarina	15.9	11.2	10.4
Goias/Tocantins	8.0	11.0	7.9
Mato Grosso do Sul	3.4	4.6	4.3
Mato Grosso	1.8	2.5	3.9
Rondonia	1.2	1.5	2.1
Acre	0.4	0.5	0.5

Total	100.0	100.0	100.0

Performance Bonus Plan

       We have entered into collective agreements with various labor unions under which we have undertaken to pay a bonus to employees for attainment of operating goals, in accordance with the terms and conditions established in the performance bonus plan rules.

       For the year ended December 31, 2002, we paid, in 2003, approximately R$39.9 million in performance bonuses to our directors, executive officers and employees.

Share Ownership

       According to the Brazilian Corporation Law, all members of the board of directors of a Brazilian publicly held company must also be shareholders of that company. As a result, all members of our board of directors own at least one of our shares.

       The following table indicates the amount of shares owned by each member of our board of directors and senior management.

	Number of	Number of
Name of Director (1)	Preferred Shares	Common Shares

Luis Octavio da Motta Veiga	50,040	16,016
Veronica Valente Dantas	-	1
Arthur Joaquim de Carvalho	-	1
Carlos Alberto de Araujo	-	-
Lenin Florentino de Faria	1,832	17,749
Carlos Bernardo Torres Rodenburg	464	462

	Number of	Number of
Name of Senior Manager(1)	Preferred Shares	Common Shares

Paulo Pedrao Rio Branco	4,674	4,672
Carlos Geraldo Campos Magalhaes	-	381
_________	_________
(1)	None of the persons indicated in the table beneficially owns more than one percent of any class of our capital stock.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

       References to “Preferred Shares” and “Common Shares” in this Annual Report are to our preferred shares and common shares, respectively. References to “American Depositary Shares” or “ADSs” are references to American Depositary Shares each representing 5,000 Preferred Shares, and references to “American Depositary Receipts” or “ADRs” are references to the American Depositary Receipts, the certificates that evidence the ADSs.

       Our capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2002, there were 219,863,510,944 Preferred Shares outstanding and 132,355,516,131 Common Shares outstanding. Of the two classes of our capital stock outstanding, only our Common Shares have full voting rights. Our Preferred Shares have voting rights under the following limited circumstances:

  in any decision by the general assembly related to any management service agreement, including any technical assistance agreement, to be entered into by our company with any foreign entity affiliated to any of Techold, TII or Timepart; and

  in any decision by the general assembly, related to any matter, if our company shall have omitted to pay preferred dividends for three or more consecutive years.

       The following table sets forth information concerning the ownership of our Preferred Shares and Common Shares (i) by Solpart and (ii) by our directors and senior management as a group, at April 30, 2003. We are not aware of any other shareholder of record owning more than 5.0% of our Common Shares.

Name of Owner	Number of Preferred Shares Owned	% of Outstanding Preferred Shares	Number of Common Shares Owned	% of Outstanding Common Shares

Solpart	161,687,175	0.07	71,830,503,826	53.59
All directors and executives officers as a group	57,010	0.00	39,282	0.00

       At December 31, 2002 our Preferred Shares were held by approximately 1,590,034 registered holders, of whom approximately 1,589,810 registered holders were located in Brazil. At December 31, 2002, our Common Shares were held by approximately 1,870,240 registered holders, of whom approximately 1,870,092 registered holders were located in Brazil.

       At December 31, 2002, Solpart owned approximately 53.45% of our common stock. At December 31, 2002, to the best of our knowledge, Techold, TII and Timepart owned approximately 47.48%, 31.59% and 20.93%, respectively, of the capital stock of Solpart, with Timepart owning 62.00% of the voting capital of Solpart. Accordingly, Solpart has the ability to control the election of our board of directors.

       The following is a brief description of the shareholders of Solpart:

  Techold is a subsidiary of Invitel S.A., a company controlled by Opportunity Zain S.A., which in turn is controlled by CVC/Opportunity Equity Partners F.I.A. and CVC/Opportunity Equity Partners L.P.

    CVC/Opportunity Equity Partners F.I.A. is an investment fund managed by CVC/Opportunity Equity Partners Administradora de Recursos Limitada.

    CVC/Opportunity Equity Partners L.P. is an investment fund managed by CVC/Opportunity Equity Partners, Inc.

  TII is part of a group headed by Telecom Italia (BC) S.p.A.

  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.

    Telecom Holding S.A. is, to the best of our knowledge, controlled by members of the Woog family.

    Privtel Investimentos S.A. is owned by Eduardo Cintra Santos, who serves on our board of directors.

    Teleunion S.A. is owned by Luiz Raymundo Tourinho Dantas, who is related to the controlling shareholders of the Opportunity Group.

       The following chart sets forth our controlling shareholders as of December 31, 2002:

Shareholders’ agreement

       We do not have a shareholders’ agreement at the company level.

       Solpart, our controlling entity, has a shareholders agreement. On July 19, 1998, Techold, TII, Timepart, Solpart, and others, entered into a shareholders’ agreement, which governs their respective rights and obligations with respect to their shareholdings in Solpart. The shareholders’ agreement was amended as of August 27, 2002 and provides, among other things, for the following:

  the rules for the nomination of a majority of our directors and executive officers;

  a right of first offer, rights of first refusal and tag-along rights for TII;

  rights of first refusal for Techold with respect to the sale of TII's shares in Solpart; and

  the implementation of an initial business plan for our company.

       Under the shareholders' agreement, Solpart has agreed to vote its shares in our company to cause the nomination and election, by Techold and TII of members of our Board of Directors and TII and of our Senior Management. In addition, under the shareholders' agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another entity,

require the prior approval of an absolute majority of the voting capital of Solpart. However, according to the August 27, 2002 amendment to the shareholders' agreement, these provisions are suspended as described in Item 6 "Directors, Senior Managers and Employees—Board of Directors and Senior Management—Solpart Shareholders' Agreement."

Related Party Transactions

       None of the members of our board of directors or senior management, or any close member of their respective families, has or has had, since the period beginning January 1, 2001, any direct interest in any transaction effected with our company which is or was unusual in its nature or conditions, or significant to our business.

       As of December 31, 2002, no outstanding loans or guarantees have been made to the members of our board of directors, senior management, or any close member of their respective families.

ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

       See Item 18 "Financial Statements."

Legal Proceedings

Breakup of Telebrás

       The legality of the breakup of Telebrás and privatization of Telebrás was challenged in numerous legal proceedings, the great majority of which have now been dismissed. A few, however, are still pending. We believe that the ultimate resolution of those proceedings will not have a material adverse effect on our business or financial condition.

       We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We believe that such actions, if decided adversely to our company, are not likely to have a material adverse effect on our business or financial condition.

       Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and is subject to certain other claims and contingencies. Under the terms of the breakup of Telebrás, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás remains with Telebrás, except for labor and tax claims (for which Telebrás and the 12 new holding companies into which it was broken-up are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us. Our management believes that the chances of any such claims materializing and having a material adverse financial effect on our company are remote.

Claims Before Anatel

       Certain claims have been filed against us before Anatel, but we believe that none of these claims, if determined adversely to us, (individually or in the aggregate) would have a material adverse effect on our operations.

Labor Proceedings

       At February 28, 2003, contingent liabilities for labor legal proceedings in which the risk of loss was considered "probable" amounted to approximately R$321.4 million. At February 28, 2003, contingent liabilities for labor legal proceedings in which the risk of loss was considered "possible" amounted to approximately R$466.1 million. As of February 28, 2003, we were involved in approximately 14,054 labor legal proceedings, 5,513 of which were brought against CRT. The estimated total amount involved in these proceedings is approximately R$978.6 million. The majority of these proceedings are related to:

  performance bonus plan;

  employee promotions;

  dangerous work conditions;

  overtime;

  subsidiary liability;

  productivity;

  recognition of employment relationship;

  reinstatement; and

  voluntary severance plans.

       As the successor of Telepar, we were the defendant in a civil public action brought by the Attorney General for Labor Matters of Curitiba (Ministério Público do Trabalho – Curitiba) based on our dismissal of a large number of employees aged 40 years or over (with an average of more than 20 years' of seniority) under our restructuring program. During 2001, a preliminary judgment was entered in this matter ordering the reinstatement of the dismissed employees and dismissing all claims for indemnification. We have appealed this judgment and the judicial order was revoked. The civil public action was dismissed and the Attorney General for Labor Matters of Curitiba filed an appeal with the Regional Labor Court (Tribunal Regional do Trabalho). The appeals court ordered the rehiring of the dismissed employees. Both parties filed a review appeal to the Superior Labor Court (Tribunal Superior do Trabalho) and we are still awaiting a decision of this matter. Considering that the rehiring of such employees, as opposed to their reinstatement, will have effects only as of effective rehiring, we do not expect any costs related to this action.

       In 1989, the Labor Union of Rio Grande do Sul (SINTTEL) filed a labor claim, as the legal substitute of 798 claimants, requesting the payment of a risk premium. The Labor Judge ordered the payment of such a risk premium. In 1999, CRT filed a rescissory action to the Superior Labor Court (Tribunal Superior do Trabalho) in order to revert the decision of the court of first instance. This action is still awaiting a decision. Should we lose our rescissory action, we estimate that we would incur a cost of approximately R$97 million.

       We are the defendant in a labor claim filed by 1,478 employees, in 1984, requesting the payment of salary differences due to the failure in complying the "Company Internal Rules," which established different criteria depending on an employee's seniority. In 1988, a judgment was entered in this matter ordering the payment of such differences. Since the judgment, the parties have been discussing the values involved in the action. In order to settle the values involved, a specific appeal was filed to the Regional Labor Court (Tribunal Regional do Trabalho) which ordered the exclusion of the employees who were hired after October 1976 (which represent 600 claimants). We estimate that we would incur a cost of approximately R$20 million.

       We are the defendant in a labor claim filed by the Labor Union of Santa Catarina (SINTEL), in 1997, as the legal substitute of all employees, requesting the payment of differences due to the profit sharing paid by Telesc in 1996, considering a difference of criteria regarding the procedures adopted to calculate the values paid. The Labor Judge ordered the payment of such differences. However, we filed an appeal to the Regional Labor Court (Tribunal Regional do Trabalho), which dismissed the labor claim. The Labor Union (SINTEL) filed a review appeal (recurso de revista) to the Superior Labor Court (Tribunal Superior do Trabalho) and the decision issued by the Regional Labor Court was confirmed. We are awaiting the decision of the second motion for clarification of judgment (embargos de declaração) filed by the Labor Union. We estimate that we could incur a cost of approximately R$9.6 million.

       In 1984, 1,480 employees filed a labor claim requesting the payment of differences due to the profit sharing's bonus. The Labor Judge dismissed the labor claim in 1985. An appeal filed to the Regional Labor Court (Tribunal Regional do Trabalho) modified the decision, ordering the payment of the profit sharing. Telesc filed a review appeal (recurso de revista) to the Superior Labor Court (Tribunal Superior do Trabalho) and also to the Superior Federal Court (Supremo Tribunal Federal), but the decision was confirmed. In 1990, an agreement was settled with the employees in order to pay the profit sharing. In 1995, a Governmental Resolution N. 10 was issued and as a result, Telesc did not pay the profit sharing as agreed but instead began to pay as established in the Resolution. In 1997, the Labor Union of Santa Catarina (SINTEL) and part of the employees requested the reopening of the labor claim to execute the differences of the profit sharing payments. The Labor Judge did not accept the request. However, the Regional Labor Court (Tribunal Regional do Trabalho) admitted the employees' request. In 1998, Telesc filed a review appeal (recurso de revista), which was not accepted by the Superior Labor Court (Tribunal Superior do Trabalho). In 2003, Telesc filed an extraordinary appeal (recurso extraordinário) to the Superior Federal Court (Supremo Tribunal Federal) which was not accepted. We are awaiting the decision on the interlocutory appeal (agravo de instrumento) filed by Telesc to the Superior Federal Court in April 2003. We estimate that we would incur a cost of approximately R$18 million.

       We are the defendant in a labor claim filed in 1993 by the Labor Union of Goiás (SINTEL), as the legal substitute of 89 claimants, requesting the payment of a risk premium. The Labor Judge ordered the payment of such a risk premium. In 1999, Telegoiás filed a rescissory action with the Superior Labor Court (Tribunal Superior do Trabalho) in order to revert the decision. We are still awaiting a decision. Should we lose our rescissory action, we estimate that we would incur a cost of approximately R$6 million.

       In 1998, the Lawyers Labor Union of Santa Catarina (SINDALEX) filed a labor claim, as the legal substitute of 4 claimants (Telesc’s lawyers), requesting the payment of overtime according to Law 8.906/94. The Labor Judge ordered the payment of such overtime. An appeal filed with the Regional Labor Court (Tribunal Regional do Trabalho) modified the decision, ordering the payment of overtime to only one of the claimants. The parties filed a review appeal (recurso de revista), and we are awaiting the decision. If we lose our appeal, we estimate that we would incur a cost of approximately R$5 million.

       In 1997, the Labor Union of Rio Grande do Sul (SINTEL) filed an enforcement action (ação de cumprimento) requesting the payment of salary differences due to the failure to comply with the 5% readjustment granted by the Labor Bargaining Agreement. The Labor Judge ordered the payment of such differences. We filed an ordinary appeal to the Regional Labor Court (Tribunal Regional do Trabalho) and the decision was confirmed. We filed a review appeal (recurso de revista) to the Superior Labor Court (Tribunal Superior do Trabalho) in order to revert the decision. We are still awaiting the outcome of this appeal. We estimate that we would incur a cost of approximately R$60.5 million.

Tax Proceedings

               Retroactive Application of Certain Taxes to Cellular Activation and Other Fees

       In June 1998, the governments of Brazilian states approved an Agreement (Convênio No. 69/98) to interpret existing Brazilian tax law to broaden the application of the ICMS effective July 1, 1998, to certain services, including cellular activation and installation services, to which the ICMS had not previously been applied.

       The administrative tax authorities in the Federal District and in the State of Santa Catarina have assessed our company on this issue regarding the five years preceding June 30, 1998. Moreover, there is a risk that other states could seek to apply this interpretation retroactively to services rendered during the six months preceding June 30, 1998, within the statute of limitations.

       We believe that any such attempt by other states to extend the scope of the ICMS to apply it retroactively to services that are supplementary to basic telecommunications services would be illegal and unconstitutional because:

(a)	their interpretation would subject certain services which are not telecommunications services to taxation; and

(b)	taxes may not be applied retroactively.

       Nevertheless, there can be no assurance that we will prevail in our position that the interpretation by the state governments is unlawful. If the ICMS were to be applied retroactively in the activation fees earned by the discontinued cellular operations for the six months prior to June 30, 1998, under the statute of limitations, it would have a material adverse impact on our financial condition and results of operations. It would give rise to a liability estimated at approximately R$20 million in back taxes.

       Recently, the Superior Court of Justice ("STJ") initiated the judgment of the Special Appeal No 401.411-AM regarding the application of the ICMS tax on the cellular installation and activation services established in Convênio No. 69/98. This Special Appeal is a leading case on this issue. Currently, the first vote, by Judge Eliana Calmon, was favorable to the taxpayer. However, as of April 15, 2003, this Special Appeal is pending analysis of the other Judges. Even though the STJ has not granted a final decision yet, a favorable decision seems likely, which means a low likelihood of disbursement in our proceedings.

       With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the states of our region to avoid such collections. In addition, we deposited in court the approximate amount of R$123 million in order to guarantee the judicial discussion without the application of interest and fees.

              Services Tax Applying to Complementary Telecommunication Services

       Several municipal governments assessed our company in order to collect the Services Tax ("ISS") on the complementary telecommunication services. These assessments constitute a relevant contingency for our company. The company understands that these complementary telecommunication services, which are considered accessory services in the telecommunication services, are subject to ICMS instead of the ISS. Consequently, our company is not paying the ISS on these services. The amount of this tax contingency is approximately R$224 million, which is not provisioned in our company's balance sheet.

              State Value-Added Tax Credits

       Several state treasury departments assessed our company in order to discuss the use of the ICMS tax credits. Our company presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to the company. According to the state tax authorities, the procedure adopted by our company for registering the ICMS credits is not in accordance with to law. On the other hand, our company's legal counsel understands that the likelihood of disbursement is low in the judicial level since ICMS tax credits are guaranteed by the Brazilian Constitution. The amount involved in the discussion is approximately R$71 million, which is not provisioned in our company's balance sheet.

              State Value-Added Tax Applying on International Telecommunication Services

       Several state Treasury Departments assessed our company in order to collect the ICMS tax on international telephone calls. The tax authorities understand that international telephone calls are services rendered in Brazil and subject to ICMS tax since the request and the payment for the services are executed in Brazil. Our company presented administrative defenses against the assessments. The amount involved in the administrative proceedings is approximately R$43 million, which is not provisioned in the company's balance sheet. Our company's legal counsel understands the ICMS tax is not applicable to the international telephone call services and estimates the likelihood of disbursement as low.

              Social Security Contribution Applying on Several Issues

       The National Welfare Agency filed administrative and judicial proceedings against our company in order to collect the INSS on different payments to our company's employees. Our company presented defenses against the proceedings. The amount involved in those proceedings is approximately R$78 million, which is not provisioned in the company's balance sheet.

              State Value-Added Tax Applying on Sale of Pre-Paid Telephone Cards

       The state Treasury Department of the states of Mato Grosso and Tocantins assessed our company to collect the ICMS on sale of pre-paid telephone cards used in public telephones. Our company presented administrative defenses against the assessments. The amount involved in the administrative proceedings is approximately R$22 million, which is not provisioned in the company's balance sheet.

              Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunication Services

       A civil class action was filed by a federal prosecutor and ANDEC ("Associação Nacional de Defesa dos Consumidores de Cartão de Crédito") in order to suspend the transfer of the cost of the PIS/COFINS to the users of the telecommunication services. Our company presented defenses against the assessments. The amount involved in these judicial proceedings is approximately R$182 million, which is not provisioned in the company's balance sheet.

              REFIS

       The REFIS is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes managed by the Federal Revenue Service and the INSS ("INSS").

       In November 16, 2000, the company filed the request to include in the REFIS program its debts related to the taxes managed by the Federal Revenue Service and the INSS. As of April 2003, the total amount of the debt included in the REFIS is approximately R$76 million. In the calculation of the total amount included in the REFIS, (allowed by law) the company used both (i) a 40% of reduction of the penalty fee applied issued in the assessments and (ii) its own and third parties' net operating losses, to offset with the tax debts included in the REFIS.

Civil Proceedings

       At March 31, 2003, we had provisions of approximately R$56.5 million of contingent liabilities for civil lawsuits classified as "probable" risks. At March 31, 2003, contingent liabilities for civil lawsuits classified as "possible" risks amounted to approximately R$304.2 million.

       Most of the civil suits filed against us would not, if determined in a manner adverse to our company, have a material adverse effect on our results of operations or financial condition. The most significant civil suits against us are the following:

       CRT is a defendant in certain lawsuits in connection with certain illegalities that are alleged to have occurred during the privatization and sale of CRT. Although we believe that we will prevail in this dispute, there can be no assurance that the courts will rule in our favor. If the plaintiffs in these lawsuits are successful, the courts could void the privatization of CRT, which would result in our loss of control of CRT. Although we would be entitled to recover the purchase price paid for CRT from the State of Rio Grande do Sul, such an adverse ruling could have a material adverse effect on our operations.

       As the successor of CRT, we are the defendant in a Civil Public Action brought by the Federal Attorney General (Ministério Público) for Rio Grande do Sul against CRT claiming indemnification of amounts paid by customers as a result of allegedly abusive commercial practices in connection with 0900/900 telephone services. An adverse judgment has been issued against us in this action. Although the court did not award any damages in this action, it enjoined us from offering 0900/900 telephone services and from disconnecting service to customers for the non-payment of any 0900/900 services incurred prior to the date of the judgment. Both parties have filed appeals against the decision at first instance and the appeals have not yet been decided. Customers seeking to recover damages in this matter will have to bring their own separate actions. Our ultimate liability will depend on how many of our customers initiate and succeed in any such proceedings.

       We are a defendant in a lawsuit brought by Tele Centro Oeste Celular Participações S.A. ("TCO") in May 1999. TCO claims that certain debts owed to TCO by third parties were wrongly allocated to us in connection with the breakup of Telebrás. TCO sought a declaration that these debts, which are owed by Telebrasília Celular S.A. and Telegoiás Celular S.A. and which amount to approximately R$142.5 million, are owed to TCO and not to us. In October 1999, we filed suit against Telebrasília Celular S.A. and Telegoiás Celular S.A. to collect unpaid and overdue amounts under these debts. In early 2002, the court ruled that (i) the debts are owed to our company and not to TCO, (ii) Telebrasília Celular S.A. and Telegoiás Celular S.A. must repay the debts to our company, and (iii) the debts will be adjusted according to the exchange rate only up until the date that the breakup of Telebrás took place, and thereafter shall only be adjusted according to the rate of inflation (IGP-DI). Each of the parties appealed this ruling on different grounds. The judgment on appeal decided (i) to overturn the decision at first instance in the lawsuit brought by TCO against us and dismiss the action without judgment on the merits because of TCO’s lack of standing to bring action and (ii) to overturn in part the decision at first instance in the suits brought by us against Telebrasília Celular S.A. and Telegoiás Celular S.A. determining that the debts will be adjusted according to the exchange rate, as established in the agreements.

Dividend Policy

       Pursuant to our Bylaws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend, and subsequently distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporate Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its board of directors and fiscal council report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the board of directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. Our Preferred Shares are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "—Priority and Amount of Preferred Dividends."

       Under our Bylaws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For the purposes of the Brazilian Corporate Law, accumulated profits are defined as net income after income and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders meeting.

       At each annual shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporate Law, we are required to maintain a statutory reserve, to which we must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of our paid-up share capital (the "Statutory Reserve"). This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

       The Brazilian Corporate Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined below) exceeds the sum of (i) the statutory reserve (Reserva Legal), (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of minimum dividends on our Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporate Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

       For the purposes of the Brazilian Corporate Law, and in accordance with our Bylaws, "Adjusted Net Income" is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Reserva Legal; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

       The amounts available for distribution are determined on the basis of our financial statements prepared in accordance with the Brazilian Corporate Law, which differ from financial statements, such as our Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

       In order to allow the payment of dividends after the breakup of Telebrás, the shareholders of Telebrás approved the allocation and transfer of a proportional part of the retained earnings and reserves of Telebrás to our company as retained earnings. These earnings and reserves (which amount to approximately R$1.3 billion) are available to be used by our company for payment of future dividends, if so approved by our shareholders, although we are not legally obligated to do so.

Priority and Amount of Preferred Dividends

       Our Bylaws provide for a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6% per year of the value of our total share capital divided by the total number of shares or (ii) 3% per year of the book value of our shareholders' equity divided by the total number of our shares. As a result of such provision, holders of Preferred Shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

  first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of our Preferred Shares for such year;

  then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and

  thereafter, to the Common Shares and Preferred Shares on a pro rata basis.

       If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends distributed by our company in such year, unless the holders of Common Shares approve dividends in excess of the Mandatory Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the Preferred Dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

Payment of Dividends

       We are required by Brazilian law (Law 6,404, article 132) and our Bylaws to hold an annual shareholders' meeting within four months after the end of each fiscal year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our executive officers and our board of directors. The payment of annual dividends is based on our financial statements prepared for each fiscal year ended December 31 in accordance with Brazilian Corporate Law. Under Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend distribution is declared to shareholders of record, unless a shareholders' meeting resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend distribution was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which our company has no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders of newly issued shares on a pro rata basis according to the date when the subscription price for such newly issued shares was paid to us.

       Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil. The Preferred Shares underlying the ADSs are held in Brazil by Banco Itaú S.A., as agent for the Depositary, which has registered with the Brazilian Central Bank as the registered owner of our shares.

       Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Banco Itaú S.A. will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See Item 10 "Additional Information—Taxation—Brazilian tax considerations."

ITEM 9. The Offer and Listing

Offer and Listing Details

       Our Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
Year-end 1998	13.57	9.36	432.7
Year-end 1999	30.89	10.38	118.2
Year-end 2000	33.84	15.90	812.8
Year-end 2001	24.34	10.30	861.1
Year-end 2002	19.57	12.73	76.6
__________________________________
Source: Bloomberg

       The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
First quarter 2000	33.84	22.49	645.8
Second quarter 2000	25.18	17.32	943.8
Third quarter 2000	27.80	19.88	750.1
Fourth quarter 2000	21.72	15.90	917.0
First quarter 2001	24.34	15.88	987.9
Second quarter 2001	19.27	15.35	808.8
Third quarter 2001	17.98	10.30	735.4
Fourth quarter 2001	18.96	13.19	918.1
First quarter 2002	19.57	13.15	739.8
Second quarter 2002	18.34	15.38	622.5
Third quarter 2002	17.65	12.73	842.6
Fourth quarter 2002	19.33	15.82	737.6
First quarter 2003	19.60	15.40	633.1
__________________________________
Source: Bloomberg

       The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the six monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
December 2002	18.02	15.99	604.6
January 2003	18.71	15.74	634.3
February 2003	17.27	15.40	631.6
March 2003	19.60	16.07	633.1
April 2003	20.50	19.10	589.7
May 2003	22.20	20.65	695.6
__________________________________
Source: Bloomberg

       Our ADSs, each representing 5,000 Preferred Shares, commenced trading on the New York Stock Exchange on November 16, 1998. The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
Year-end 1998	61.31	41.63	122.4
Year-end 1999	90.75	29.25	110.2
Year-end 2000	97.75	42.88	172.7
Year-end 2001	66.19	22.06	166.8
Year-end 2002	44.90	21.70	175.2
__________________________________
Source: Bloomberg
	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
First quarter 2002	44.90	33.41	118.5
Second quarter 2002	42.40	24.40	157.5
Third quarter 2002	30.40	21.70	223.5
Fourth quarter 2002	28.55	22.50	197.9
First quarter 2003	30.72	22.67	182.9
__________________________________
Source: Bloomberg

       The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the six monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading
	High	Low	Volume
			(millions of shares)
December 2002	28.20	22.30	157.5
January 2003	30.72	23.05	238.3
February 2003	25.99	22.67	154.1
March 2003	28.95	23.85	147.7
April 2003	35.40	29.22	193.2
May 2003	38.30	34.24	238.7
__________________________________
Source: Bloomberg

       There are no restrictions on ownership of our Preferred Shares or Common Shares by individuals or legal entities domiciled outside Brazil.

       The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, has registered with the Brazilian Central Bank on behalf of the Depositary the Preferred Shares that it will hold. This enables holders of ADSs to convert dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and to remit such U.S. dollars abroad. However, holders of ADSs could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying our ADSs.

       In Brazil, there are a number of mechanisms available to foreign investors interested in trading directly on the Brazilian stock exchanges or on organized over-the-counter markets.

       Under the regulations issued by the National Monetary Council, on January 26, 2000 ("Resolution No. 2,689"), foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market, must meet the following requirements:

  investments must be registered with a custody, clearing or depositary system authorized by CVM or the Brazilian Central Bank;

  trades of securities are restricted to transactions performed on the stock exchanges or organized over-the-counter markets authorized by the CVM;

  you must establish a representative in Brazil;

  you must complete a form annexed to the Resolution No. 2,689; and

  you must register with the CVM and register the inflow of funds with the Brazilian Central Bank.

       If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See Item 10 "Additional Information—Taxation." These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

       A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil.

       In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See Item 10 "Additional Information—Taxation—Brazilian Tax Considerations."

       Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Markets

       Our Preferred Shares are traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange) under the symbol "BRTP4." Our Preferred Shares were previously traded on the Bolsa de Valores do Rio de Janeiro (the Rio de Janeiro Stock Exchange) and on several other Brazilian stock exchanges. Our Preferred Shares are no longer traded on these stock exchanges. Under the terms of the formal protocol signed by the former nine Brazilian stock exchanges, effective on May 31, 2000, all of the stock exchanges in Brazil have merged. The Rio de Janeiro Stock Exchange now only trades Brazilian federal, state and municipal public debt or carries out privatization auctions. Stocks and bonds are traded exclusively on the São Paulo Stock Exchange. At December 31, 2002, we had approximately 1.9 million shareholders.

       Our Preferred Shares are also listed on the New York Stock Exchange in the form of ADSs under the symbol "BRP," with each ADS representing 5,000 Preferred Shares, issued by the Depositary pursuant to the deposit agreement, dated November 16, 1998, among our company, the Depositary and the registered holders and beneficial owners from time to time of ADSs. Preferred Shares represented by ADSs are held in custody in Brazil by Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs.

       Our Common Shares are also traded on the São Paulo Stock Exchange under the symbol "BRTP3."

Trading on the São Paulo Stock Exchange

       The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has open outcry trading sessions and an automated system on which trading can be conducted during the trading day. In 1999, the São Paulo Stock Exchange began operating an "after-market" which allows for limited after-hours trading to take place. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchanges in certain circumstances, although such trading is very limited.

       Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares or delivery of shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custodia S.A – CBLC.

       In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% in relation to the index registered in the previous trading session.

       At December 31, 2002, the aggregate market capitalization of all of the companies listed on the São Paulo Stock Exchange was approximately R$438.3 billion. Although all the outstanding shares of an exchange-listed company may trade on a São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

       The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2002, the daily trading volume on the São Paulo Stock Exchange averaged approximately R$558.1 million. In 2002, the ten most actively traded issues represented approximately 56.3% of the total trading in the cash market (standard lot) on the São Paulo Stock Exchange.

       Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation, which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank, according to Resolution No. 2,689. See "—Offer and Listing Details."

The Special Corporate Governance Levels of the São Paulo Stock Exchange

       On December 11, 2000, the São Paulo Stock Exchange launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the "Novo Mercado" of the São Paulo Stock Exchange.

       Such new listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by more stringent corporate governance practices and disclosure requirements than those currently requested by the Brazilian legislation.

       The inclusion of a company in any of the new segments implies the adhesion of such company to a series of corporate governance rules known generally as "good corporate governance practices." These rules, which are consolidated in the listing regulations of the exchange, are meant to enhance the quality of information provided by Brazilian corporations and increase shareholder's rights, depending on the considered level.

       On March 27, 2002, our board of directors approved our adhesion to the Special Corporate Governance Level 1 of the São Paulo Stock Exchange. Our shares joined the Special Corporate Governance Level 1 of the São Paulo Stock Exchange on May 9, 2002.

       In order to join the Special Corporate Governance Level 1, we agreed to undertake the following corporate governance practices:

  the maintenance of a free-float of at least 25% of our capital stock;

  holding of public offerings for share placements through mechanisms that favor capital dispersion to a broader spectrum of shareholders;

  disclosing improved quarterly information, including consolidated figures and special audit revisions on a quarterly basis;

  complying with the enhanced disclosure rules of the exchange for transactions involving assets, including transactions with our controlling shareholders and our management;

  disclosing shareholder agreements and stock option programs; and

  the publication of an annual calendar of corporate events.

Regulation of Brazilian Securities Markets

       The Brazilian securities markets are regulated by the Comissão de Valores Mobiliários (the "CVM"), which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law 6,385, as amended (the "Brazilian Securities Law") and Law 6,404, as amended (the "Brazilian Corporate Law").

       Under the Brazilian Corporate Law, a company is either publicly held, a companhia aberta, such as our company (whose shares are publicly traded on the São Paulo Brazilian stock exchanges) or privately held, a companhia fechada. All publicly held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly-held company, its securities may be traded on the São Paulo Stock Exchange.

       Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

       The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

ITEM 10. Additional Information

Memorandum and Articles of Association

       The summary of the material provisions concerning our Preferred Shares and Common Shares, our Bylaws, and Brazilian Corporate Law contained in Item 10 "Additional Information—Memorandum and Articles of Association" under Amendment No. 1 to our Registration Statement on Form 20-F (File No. 1-15256), filed with the U.S. Securities and Exchange Commission on October 31, 2001, as amended (the "Registration Statement") is incorporated herein by reference. Such description contained in the Registration Statement is qualified to the extent applicable by this section, as well as by reference to our Bylaws, which have been filed (together with an English translation) as an exhibit to this Annual Report, and to Brazilian Corporate Law. A copy of our Bylaws (together with an English translation) is available for inspection at the principal office of the Depositary.

       Our Capital Stock is comprised of Preferred Shares and Common Shares, all without par value. At April 30, 2003, there were 222,670,187,883 Preferred Shares outstanding and 134,031,688,203 Common Shares outstanding.

Changes to the Brazilian Corporate Law

       On October 31, 2001, Law No. 10,303 amended the Brazilian Corporate Law, establishing, among other provisions, the following applicable to companies such as ours:

  disputes among our shareholders will be subject to arbitration if provided for in our Bylaws;

  a tender offer at a purchase price equal to fair value for all outstanding shares will be required upon a de-listing or a substantial reduction in liquidity of our shares as a result of purchases by any controlling shareholder;

  non-controlling shareholders representing at least 15% of our Common Shares will have the right to elect one member of our board of directors by separate vote;

  non-voting non-controlling shareholders representing at least 10% of our outstanding capital stock will have the right to elect one member of our board of directors by separate vote;

  any sale of control will require the purchaser to offer to purchase the minority shareholders' common shares at a purchase price at least equal to 80% of the price per share paid to a controlling shareholder;

  insiders (i.e., controlling shareholders, the shareholders that elect members to our board of directors and fiscal council, the members of our board of directors and fiscal council and our executive officers) will be required to disclose any purchase or sale of our shares to the CVM and the São Paulo Stock Exchange;

  the chairman of any shareholders', board of directors' or executive officers' meeting will be entitled to enforce the voting provisions of any shareholders' agreement which has been duly filed with our company; and

  the first and second calls for shareholders' meetings will have to be made fifteen and eight days, respectively, before such meeting, except that the CVM can also require the first call 30 days before a shareholders' meeting.

Material Contracts

Our Concessions for Local Fixed-Line Switched Telecommunication Services

       As successor in interest to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and CRT, we have assumed their public regime concessions to provide fixed-line local switched telecommunication services, for calls originating in the following geographic areas: Paraná, Santa Catarina, Distrito Federal, Goiás/Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Rio Grande do Sul and Acre.

       Switched fixed-line local telecommunication services are services that, through the transmission of voice and other signals, allow for communication between fixed predetermined points within a local calling area.

       The term of our respective concessions, which were originally granted free of charge, ends on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession provided that we meet certain conditions set forth in each such concession. See Item 4 "Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry."

Our Concessions for Intraregional Fixed-Line Switched National Long-Distance Telecommunication Services

       As successor in interest to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and CRT, we have assumed their public regime concessions to provide intraregional fixed-line switched telecommunications services for calls originating in the following geographic areas: Paraná, Santa Catarina, Distrito Federal, Goiás/Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Rio Grande do Sul and Acre.

       The terms of our respective concessions, which were originally granted free of charge, end on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession, provided that we meet certain conditions set forth by each such concession. See Item 4 "Information on the Company—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry."

BNDES Loan Agreements

       We have entered into loan agreements with the BNDES. BNDES is our principal creditor. At December 31, 2002, we had outstanding loans to BNDES in the aggregate principal amount of approximately R$2.4 billion. The interest payable by our company on such Real-denominated debt is based either on the TJLP rate + 3.85% per annum or on a rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis + the average annual currency basket rate published by BNDES (Cesta de Moeda) + 3.85% per annum. The TJLP rate in Brazil as of December 31, 2002 was 10.0% per annum.

       The proceeds from the BNDES loans were used to finance the expansion and modernization of our network from June 1998 to December 2002, in order to meet the service requirements under our concessions.

Contracts with Suppliers

       On November 23, 2000, we entered into an agreement with Lucent Technologies Network Systems of Brasil Ltd., for the supply and installation of telecommunications equipment and data communication systems, worth approximately R$95.8 million. Under the terms of the agreement, Lucent also agreed to provide us with technical support in all cities in which our equipment needed to be installed.

       On March 4, 2002, we entered into a R$162.1 million contract with Alcatel Telecomunicações S.A. for the supply and installation of telecommunications equipment, software and services for the implementation and expansion of the intelligent network. The contract will expire in March 2004.

Call Center Contracts

       On October 31, 2001, we entered into contracts for call center services with Teleperformance Brasil Ltda. and with CBCC –Companhia Brasileira de Contact Center, in the respective amounts of R$822.4 million and R$230.7 million. Each of these contracts will expire in November 2006.

Exchange Controls

       There are no restrictions on ownership of the ADSs or the Preferred Shares by individuals or legal entities domiciled outside Brazil.

       The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, or registered holders who have exchanged ADSs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad.

       Foreign investors may register their investment under Law 4,131/62 or Resolution No. 2,689. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See "—Taxation—Brazilian Tax Considerations."

       Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

       Under Resolution No. 2,689, a foreign investor must:

  appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

  appoint an authorized custodian in Brazil for its investments;

  register as a foreign investor with the CVM; and

  register its foreign investment with Brazilian Central Bank.

       Under Resolution No. 2,689, securities and other financial assets held by a foreign investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will or as a consequence of the de-listing of the relevant shares from a Brazilian stock exchange and the cancellation of the registration of the relevant company from the CVM.

       Holders of ADSs who have not registered their investment with the Brazilian Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

       Resolution No. 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We have obtained approval for the American Depositary Shares under Annex V to Resolution No. 1,289, in order to (i) allow the proceeds from the sale by holders of ADSs outside Brazil to be free of Brazilian foreign investment controls, and (ii) allow holders of ADSs who are not resident in a tax haven to be entitled to favorable tax treatment in Brazil. See "—Taxation—Brazilian Tax Considerations."

       A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that the Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil. See Item 9 "Offer and listing—Offer and listing details" and Item 9 "Offer and Listing—Markets—Trading on the São Paulo Stock Exchange."

       In the event that a holder of ADSs exchanges the ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution No. 2,689 or obtains its own certificate of foreign capital registration. A holder of Preferred Shares that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "—Taxation—Brazilian Tax Considerations."

Taxation

       The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as in effect on the date hereof, which are subject to change, possibly with retroactive effect. Each holder should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

       Although there is at present no income tax treaty in force between Brazil and the U.S., the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

       The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

Taxation of Dividends

       Dividends paid by our company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless we subsequently redeem the stock, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

       The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

Taxation of Gains

       Brazilian law distinguishes between, on the one hand, direct foreign investments in Brazilian companies and, on the other hand, foreign investments in securities issued by Brazilian companies through the Brazilian capital markets. Under Resolution No. 2,689, which became effective on March 31, 2000, superseding previous regulations (Annex IV) which restrict such foreign investment portfolios to institutional investors, foreign investors may invest directly in Brazilian financial markets, as long as they meet certain requirements. See "—Exchange Controls" above.

       Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

       Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

       Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents, if they observe the requirements of Resolution No. 2,689, are exempted from withholding income tax, unless the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20%, in which case it will be subject to the same general taxation rules applicable to Brazilian residents.

       Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

       Any gains realized by a non-Brazilian resident upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 20%, except for gains realized by a non-Brazilian resident located in a jurisdiction which does not impose income taxes or which has an income tax rate lower than 20%, in which case such gain will be subject to tax at a rate of 25%.

       Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Brazilian Central Bank is calculated on the basis of the foreign currency amount registered with the Brazilian Central Bank.

        There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares will be maintained.

       Any exercise of preemptive rights relating to our Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or by you, and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20%.

Distributions of Interest on Capital

       Brazilian corporations may make payments to shareholders characterized as interest on our capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP rate as determined by the Brazilian Central Bank from time to time (12.0% per annum for the three month period beginning April 1, 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of our board of directors.

       We may deduct distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which will be subject to tax at a 25% rate.

       No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

       Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporate Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares indemnifying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Other Brazilian Taxes

       There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

       A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of the IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

       In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on our distributions in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs. Currently, the CPMF tax rate is 0.38%.

              FUST – Universal Telecommunications Service Fund

       The Universal Telecommunications Service Fund, introduced by Law 9,998/00, was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST's forms of income is the contribution by both public and private telecommunications providers, of 1% of the gross operating income from the rendering of telecommunications services. The value will be calculated after certain tax deductions and will exclude interconnection costs. The funds are supposed to be paid to Anatel and will be invested according to the policies laid out by the Ministry of Communication.

              FUNTTEL – Fund for the Technological Development of the Telecommunications

       Law 10,052/00 established the Fund for the Technological Development of Telecommunications. Pursuant to this regulation, the fund was created to foster technological development, encourage human intellectual capital, encourage employment, promote capital access to small and medium sized business, all in order to enlarge the competitiveness of the Brazilian Telecommunications' Industry. This fund received a contribution of 0.5% of the gross operating income, after tax deduction, earned through the exploration of telecommunications services by both public and private companies. A directive board composed of governmental representatives will manage the fund and determine how the funds will be invested.

Registered Capital

       Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution No. 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

       A non-Brazilian holder of Preferred Shares may experience delays in effecting Brazilian Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

       The statements regarding U.S. federal income tax law set forth below are based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the federal income tax consequences that may be relevant to a decision to own or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares of (by vote or by value, and directly or by attribution, taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle, conversion or constructive ownership transaction.

       Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under tax laws other than U.S. federal income tax laws, of an investment in the Preferred Shares or ADSs.

       As used in this summary, references to "ADSs" also refer to "Preferred Shares." As used in this summary, the term "U.S. holder" means a beneficial owner of ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used in this summary, the term "non-U.S. holder" means a beneficial owner of ADSs that is not a U.S. holder. If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

       For purposes of the U.S. federal income tax laws, holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

Taxation of Dividends

       Subject to the "Passive Foreign Investment Company" discussion below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property that we distribute as a dividend, to the extent that such distribution is paid out of our current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes. To the extent that such a distribution exceeds our e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, or by a U.S. holder, in the case of a holder of Preferred Shares. If the custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends that we have paid will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

       Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the U.S. and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

       Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

       A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

Taxation of Capital Gains

       Subject to the "Passive Foreign Investment Company" discussion below, in general, upon the sale or other taxable disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the custodian but not distributed by the custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year or 18 percent in respect of property held for more than five years if the U.S. holder acquired the ADS on or after January 1, 2001. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

       A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the U.S., or (ii) such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

Passive Foreign Investment Company

       We believe that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in the current taxable year and do not expect to become a PFIC in future taxable years. However, because the determination of whether the offered shares constitute shares of a PFIC will be based upon the composition of our income and assets on an annual basis, there is no assurance that we will not be considered a PFIC for any subsequent year. If the offered shares were shares of a PFIC for any fiscal year, a U.S. holder of the offered shares could be subject to adverse U.S. federal income tax consequences with respect to any gains realized on the sale or other disposition of the offered shares and certain distributions received with respect to the offered shares. We do not intend to provide you with information necessary for the "qualified electing fund" election in the case that we are deemed a PFIC.

U.S. Backup Withholding and Information Reporting

       Distributions made in respect of offered shares, and proceeds from the sale or other disposition of offered shares, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements. If information reporting requirements apply, distributions made to the U.S. holder will be reported to the Internal Revenue Service ("IRS") and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding will also apply to any payments made to a U.S. holder if such U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or is notified by the IRS that it has failed to report all dividends or interest required to be shown on its U.S. federal income tax return. In addition, certain penalties may be imposed by the IRS on a U.S. holder that is required to supply such information but that does not do so.

       Information reporting and backup withholding are generally not required with respect to payments made by a U.S. paying agent or other U.S. intermediary to certain exempt U.S. holders (e.g., corporations and tax-exempt organizations) and non-U.S. holders, provided that, in the case of non-U.S. holders, such non-U.S. holders file a timely and properly completed IRS Form W-8 or W-8BEN with the U.S. paying agent or intermediary. Any amount withheld under the backup withholding rulings will be allowed as a refund or credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS. Each holder should consult its own tax advisor concerning the effect of the New Regulations on its ownership and disposition of Preferred Shares or ADSs.

Independent Auditors

       Our audited financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001 included in this Annual Report, have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report which is included herein. The offices of Deloitte Touche Tohmatsu are located at Rua Alexandre Dumas 1981, 04717-906, São Paulo, SP, Brazil. Our audited financial statements as of December 31, 2002 and for the year then ended included in this Annual Report, have been audited by KPMG Auditores Independentes, independent auditors, as stated in their report which is included herein. The offices of KPMG Auditores Independentes are located at Rua Dr. Renato Paes de Barros, 33, 04530-904, São Paulo, SP, Brazil.

Documents on Display

       Statements contained in this Annual Report regarding the contents of any contract or other document are complete in all material respects, however, where the contract or other document is an exhibit to this Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

       This Annual Report may be reviewed without charge at the Public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549.

       Copies of all or any portion of this Annual Report can be obtained from the Public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1300, Washington, D.C. 20549, upon payment of fees prescribed by the U.S. Securities and Exchange Commission. For further information on the public reference rooms, call the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

       We are subject to the information requirements of the Exchange Act applicable to a foreign private issuer, and accordingly, we must file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information, with the U.S. Securities and Exchange Commission. These reports and other information can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the U.S. Securities and Exchange Commission as described above. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we will be exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require that we solicit proxies from our shareholders under some circumstances.

       Our website is located at http://www.brasiltelecom.com.br. The information on our website is not part of this Annual Report.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Quantitative Information About Market Risk

       We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain of our costs are denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing.

       The principal market for our products and services is Brazil and substantially all of our revenues are denominated in reais. We have described above under Item 4 "Information on the Company—History and Development of the Company" the manner in which the Brazilian government has controlled, and continues to control, the prices we charge.

       Prior to our merger with CRT, we did not use derivative instruments to hedge against currency risks. However, after our merger with CRT, we became responsible for, among other things, CRT's dollar-denominated liabilities. Due to these circumstances and the increasing volatility of U.S. dollar rates, we decided to hedge some of our U.S. dollar-denominated indebtedness. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

       We have exchange rate exposure with respect to the U.S. dollar because our equipment costs are primarily denominated in U.S. dollars. Our cost of financing, however, is not materially exposed to exchange rate risk. At December 31, 2002, approximately 5.4% or R$224.6 million of our indebtedness was denominated in U.S. dollars, of which approximately 38% was hedged against significant variations in exchange rates (R$/U.S.$) by using foreign currency swap contracts. The aggregate notional principal amount of the swap contracts is approximately U.S.$90.8 million, of which approximately U.S.$33.6 million matures within one year and approximately U.S.$57.2 million matures in one to three years. At December 31, 2002, the fair value of the swap contracts amounted to approximately R$28.8 million. See Notes 20i and 28 to our Financial Statements for additional information regarding the swap contracts.

       At December 31, 2002, the potential immediate loss in earnings that we could sustain from a hypothetical 10% change in foreign currency exchange rates would be approximately R$10.5 million.

Interest Rate Risk

       At December 31, 2002, we had approximately R$4,176 million in loans and financing outstanding, of which R$4,137 million bore interest at floating rates and R$39 million bore at fixed rate. We invest our excess liquidity (approximately R$1,596.2 million at December 31, 2002) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 2002 would be approximately R$5.7 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

       The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio as of December 31, 2002:

	Total Debt Portfolio
	R$ million	%
Floating rate debt:
Real denominated	3,951,512	94.6
Foreign currency denominated	185,795	4.4

Fixed rate debt:
Real denominated	29	-
Foreign currency denominated	38,831	1.0

Total	4,176,167	100.0

       As of December 31, 2002, approximately 22% of our total debt portfolio was tied to the CDI rate (the Brazilian interbank deposit rate). As of December 31, 2002, the CDI rate was 24.83% per annum.

       The table below provides information about our debt obligations as of December 31, 2002, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate (LIBOR or TJLP) as of December 31, 2002:

Debt Obligation	2003	2004	2005	2006	2007-After	Total – Long Term Debt	Fair Value – Long Term Debt

Debt in U.S. Dollars:
Fixed rate debt	36,100	260	260	260	1,950	2,730	2,730
Average interest rate	15.4%	1.8%	1.8%	1.8%	1.8%	-
Variable rate debt	19,548	41,642	41,642	21,452	61,510	166,247	166,247
Average interest rate	3.8%	3.8%	3.8%	3.2%	1.9%

Debt in Brazilian reais:
Fixed rate debt	29
Average interest rate	19.5%
Variable rate debt(1)	536,197	1,560,668	660,668	718,342	475,637	3,415,316	3,415,316
Average interest rate	15.8%	21.9%	15.0%	14.9%	15.0%	-	-

Total debt obligations(1)	591,874	1,602,571	702,571	1,279,152	1,279,152	3,584,293	3,584,293

________________________________
(1)	In R$ thousands
(2)	U.S. dollar debt was converted to reais at the commercial market exchange rate of R$3,5333 per U.S. dollar. Description of Securities Other than Equity Securities

ITEM 12. Description of Securities Other than Equity Securities

       We are filing an Annual Report under the Exchange Act. Accordingly, this item does not apply to us.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

       Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

       We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6% of the share capital attributable to our Preferred Shares under Brazilian Corporate Law. Law No. 10,303, dated October 31, 2001, which amended the Brazilian Corporate Law requirement that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6% per year of the value of our total share capital divided by our total number of shares or (ii) 3% per year of the book value of our shareholders' equity divided by the total number of our shares.

ITEM 15. Controls and Procedures

       Evaluation of disclosure controls and procedures. The company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of a date within 90 days of the filing date of this Annual Report. Our disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed by the company in the reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Based on this evaluation, Carla Cico, the company's Chief Executive Officer, and Paulo Pedrão Rio Branco, the company's Financial Executive Officer, have concluded that these controls and procedures are effective.

       Changes in internal controls. There have been no significant changes in the company's internal controls or in other factors that could significantly affect these controls subsequent to the date of company's evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. Reserved

PART III

ITEM 17. Financial Statements

        We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

       Reference is made to pages F-1 through F-71 for our Financial Statements.

ITEM 19. Exhibits

       The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

Number Exhibit	Exhibit	Sequential Numbering
1.1	Amended and Restated Charter of the Registrant.(1)	—
1.2	Amended and Restated Charter of the Registrant (English translation).(1)	—
1.3	Amended and Restated Bylaws of the Registrant.	134
1.4	Amended and Restated Bylaws of the Registrant (English translation).	144
2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.(2)	—
3.1	Amendment to the Amended and Restated Shareholders' Agreement.(3)	—
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)	—
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(4)	—
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)	—
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(4)	—
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business.	—
______________________________
(1)	Filed as an Exhibit to the company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment No. 1 to the company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the company's Report on Form 6-K, filed on October 9, 2002.
(4)	Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession agreement.

INDEX OF DEFINED TERMS

Page

Adjusted Net Income	98
ADRs	89
ADSs	89
American Depositary Shares	89
Anatel	8
Anatel Decree	26
Brazilian Corporate Law	105
Brazilian GAAP	2
Brazilian Securities Law	105
CDI	60
Center	34
Code	113
COFINS	49
Commercial Market	6
Common Shares	89
Contingency Reserve	98
Convênio 69/98	15
CPMF tax	112
CRT	1
CTBC	12
CTMR	22
CVM	105
Depositary	19
e&p	114
Embratel	12
Evaluation Date	130
Exchange Act	2
FCRT	80
Fenattel	87
Financial Statements	1
Fittel	87
Floating Market	6
GDP	39
General Plan of Concessions and Licenses	28
General Plan on Quality	28
General Plan on Universal Service	28
General Telecommunications Law	22
Global Village Telecom	8
IBGE	40
ICMS	48
ICNIRP	20
IGP-M	3
INSS	97
Intelig	8
IOF tax	112
IRS	115
ISS	95
List of Obligations	26
Mandatory Dividend	97
non-Brazilian holder	110
non-U.S. holder	114
PAT	57
PFIC	115
PIS	49
Plan	86
Plano Real	6
Preferred Dividend	97
Preferred Shares	89
Registered Capital	113
Registrant	1
Registration Statement	106
Resolution No. 2,689	102
SDH	51
Securities Act	19
Sercomtel	12
SFAS	5
Sistel Plan	80
Solpart	9
Statutory Financial Statements	3
Statutory Reserve	98
STJ	95
TBS	25
TCSPrev	80
Techold	7
Teleacre	22
Telebrás	21
Telebrasília	22
Telecommunications Regulations	22
Telegoiás	22
Telemar	12
Telemat	22
Telems	22
Telepar	22
Teleron	22
Telesc	21
Telesp	12
TI	10
TII	7
TIM	12
Timepart	7
TJLP	60
U.S. GAAP	2
U.S. holder	114
Unrealized Revenue	98
Unrealized Revenue Reserve	98
VSAT	126

TECHNICAL GLOSSARY

       The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

       Access charge: Amount per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

       Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user.

       Analog: A mode of transmission or switching which is not digital and therefore not represented in discrete terms such as voltage on/off or light pulse on/off.

       Analog network: A network using analog technology with circuit switching, capable of connecting one user with all users, but with limited transmission capacity.

       ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information, such as voice, data and video.

       Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

       Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

       Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

       Broadband services: Services characterized by a transmission speed of 2 Mbit/second or more. According to international standards, these services are divided into two categories: (i) Interactive Services, including video-telephone/video-conferencing (both point-to-point and multipoint), video-monitoring, interconnection of local networks, file transfer, high-speed fax, e-mail for moving images or mixed documents, broadband videotext, video on demand, retrieval of sound programs or fixed and moving images, and (ii) Broadcast Services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

       CATV (Cable Television): Cable or fiber-based distribution of TV programs.

       Cell: The geographic area covered by a single base station in a cellular telecommunications system.

       Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

       CGI (Common Gateway Interface)-bins: A directory on a web server in which CGI programs are stored. CGIs are programs or scripts, usually executed on the web server, that perform actions (like searching or running applications) when the user clicks on certain buttons or parts of the web screen.

       Dedicated IP: A service for internet hosting that does not use the virtual shared hosting system. The virtual shared hosting system is a system in which an IP number is assigned to multiple dominion names. Dedicated IP hosting accounts allow users to have their own log files, true CGI-bins, telnet accounts, and many other unique configuration files. The service provides a foundation for other IP applications, such as e-mail, web hosting, eCommerce, and home banking and enables business productivity through the use of web access, file transfer, multimedia presentation, video-conferencing, collaborative applications and new readers.

       DialNet: A service that offers remote access through a switched telephone network to internet providers or corporations.

       Digital: A mode of representing a physical variable, such as speech, using digits 0 and 1. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

       Digital penetration: The substitution of analog transmission equipment for equipment capable of transmitting digital signals.

       Exchange: See Switch.

       Frame relay: A data transmission service using protocols based on direct use of transmission lines.

       Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP communications protocol.

       IP WAN: A service that allows for the interconnection of corporate networks located in several distant locations for applications that do not need band guarantee. This service also provides for the formation of data communication networks without protocol conversion.

       ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

       IP (Internet Protocol): The language of the internet; a set of rules that specify how information is divided into jackets and addressed for delivery between computer systems.

       IT (Information Technology): The equipment, processes, procedures and systems used to provide and support information systems (computerized and manual) within an organization and those reaching out to customers and suppliers.

       Kbps: Kilobytes per second.

       Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

       Light IP: A service for internet hosting that uses the virtual shared hosting system. The virtual shared hosting system is a system in which an IP number is assigned to multiple dominion names.

       Local loop: The system used to connect a subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

       Log files: Files that track access activity for a host resource. For instance, a log file might contain information relative to those who access a web site.

       Mbps: Megabytes per second.

       Mux: A multilever that slices up individual traffic streams and combines individual time slots to create a high-speed transmission stream of information.

       Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber-optic or metallic cable or point-to-point radio connections.

       Network usage charge: See Access charge

       Optical fiber: A transmission medium which permits extremely high capacities of data transmission. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

       Packet-switched data communication services: Data services that are based on parceling or breaking data stream into packets and switching the individual packets. Information that is transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

       Packet switching: A method of data transmission in which small blocks of data are transmitted rapidly over a channel dedicated to the connection only for the duration of the packet's transmission.

       PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to a national telephone network.

       Penetration: The measurement of the take-up of services. Penetration is calculated by dividing the number of subscribers at any given time by the population to whom the service is available and multiplying the quotient by 100.

       Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

       PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

       Repeater: A device that amplifies an input signal for re-transmission.

       Satellite services: Used for links with countries that cannot be reached by cable, or as an alternative to cable, and to form closed user networks.

       SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

       Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

       Services control points (SCP): A database that is able to screen the full ten digits of an 800 number and route calls to the appropriate, customer-designated long-distance carrier.

       Signaling network: A network used for signaling by one or more users and consisting of signaling points and connecting signal links.

       SLDD: A digital dedicated line service with speed options varying between 1.2Kbps and 2Mbps, that allows data transfer with practically null delay and transparency to protocols. SLDD makes it possible to form point to point or multi-point networks by means of dedicated circuits.

       SLS (Specialized Limited Service): Limited telephonic, telegraphic, data-communication service or any other type of telecommunications service for one person or a group of persons for the accomplishment of specific activity.

       Switch: Used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes. Also known as an "exchange."

       TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

       Telnet: A program that allows the user to connect to other computers on the internet. The process by which a person using one computer can sign on to a computer in another city, state or country.

       Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

       Value Added Services: Services that provide additional functionality to the basic transmission services offered by a telecommunications network.

       VC1: Rate for local calls made from fixed-line to cellular.

       VC2: Rate for calls made from fixed-line to cellular, outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service.

       VC3: Rate for calls made from fixed-line to cellular, outside the cellular subscriber's registration area and outside the region where the respective cellular provider provides service.

       VSAT (Satellite Network Technology): A telecommunication system based on wireless satellite technology. The term "VSAT" stands for Very Small Aperture Terminal. VSAT technology is comprised of a small satellite earth station and an antenna of approximately 1.8 meters in diameter.

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer

By: /s/ Carlos Geraldo Campos Magalhães
Name:Carlos Geraldo Campos Magalhães
Title: Human Resources Executive Officer

Dated: June 30, 2003

CERTIFICATIONS

Certification of Carlos Geraldo Campos Magalhães, Human Resources Executive Officer

I, Carlos Geraldo Campos Magalhães, certify that:

1.	I have reviewed this annual report on Form 20-F of Brasil Telecom Participações S.A.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(iii)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 30, 2003	/s/Carlos Geraldo Campos Magalhães ________________________________________
Carlos Geraldo Campos Magalhães
Human Resources Executive Officer, Brasil Telecom Participações S.A.

Certification of Paulo Pedrão Rio Branco, Financial Executive Officer

I, Paulo Pedrão Rio Branco, certify that:

1.	I have reviewed this annual report on Form 20-F of Brasil Telecom Participações S.A.;

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(i)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(iii)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 30, 2003	/s/ Paulo Pedrão Rio Branco ________________________________________
Paulo Pedrão Rio Branco
Financial Executive Officer, Brasil Telecom Participações S.A.

INDEX TO EXHIBITS

Number Exhibit	Exhibit	Sequential Numbering

1.1	Amended and Restated Charter of the Registrant(1)	--

1.2	Amended and Restated Charter of the Registrant (English translation)(1)	--

1.3	Amended and Restated Bylaws of the Registrant	134

1.4	Amended and Restated Bylaws of the Registrant (English translation)	144

2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder(2)	--

3.1	Amendment to the Amended and Restated Shareholders' Agreement(3)	--

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service(2).	--

4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)(2)(4)	--

4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line) Telephone Service(2)	--

4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)(2)(4)	--

8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business	152
_____________________________
(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the company's Report on Form 6-K, filed on October 9, 2002.
(4)	Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession agreement.

EXHIBIT 8.1

LIST OF SUBSIDIARIES OF

BRASIL TELECOM PARTICIPAÇÕES S.A.

1.	Brasil Telecom S.A., incorporated under the laws of Brazil
2.	BrT Serviços de Internet S.A. (a wholly-owned subsidiary of Brasil Telecom S.A.), incorporated under the laws of Brazil
3.	Brasil Telecom Celular S.A. (a wholly-owned subsidiary of Brasil Telecom S.A.), incorporated under the laws of Brazil

EXHIBIT 1.3

AMENDED AND RESTATED BYLAWS

ESTATUTO SOCIAL

BRASIL TELECOM PARTICIPAÇÕES S.A.

CAPITULO I

CARACTERÍSTICAS DA SOCIEDADE

Art.     1º — BRASIL TELECOM PARTICIPAÇÕES S.A. é uma sociedade por ações, de capital aberto, que se rege pelo presente Estatuto e pela legislação aplicável.

Art.     2º — A Companhia tem por objeto:

I.     exercer o controle das sociedades exploradoras de serviços públicos de telefonia fixa na Região II a que se refere o Plano Geral de Outorgas aprovado pelo Decreto nº 2.534, de 02 de abril de 1998;

II.     promover, através de sociedades controladas ou coligadas, a expansão e a implantação de serviços de telefonia fixa, em sua respectiva área de concessão;

III.     promover, realizar ou orientar a captação, em fontes internas e externas, de recursos a serem aplicados pela Companhia ou pelas suas controladas;

IV.     promover e estimular atividades de estudos e pesquisas visando ao desenvolvimento do setor de telefonia fixa;

V.     executar, diretamente ou através de sociedades controladas ou coligadas, serviços técnicos especializados afetos à área de telefonia fixa;

VI.     promover, estimular e coordenar, diretamente ou através de sociedades por ela controladas ou que lhe sejam coligadas, a formação e o treinamento do pessoal necessário ao setor de telefonia fixa;

VII.     realizar ou promover importações de bens e serviços para ou através de sociedades sob seu controle ou que lhe sejam coligadas;

VIII.     exercer outras atividades afins ou correlatas ao seu objeto social; e

IX.     participar do capital de outras sociedades.

Art.     3º — A Companhia tem sede e foro em Brasília, Distrito Federal, podendo, por decisão da Diretoria, observado o disposto no artigo 30 deste Estatuto Social, criar e extinguir filiais e escritórios em qualquer ponto do território nacional e no exterior.

Art.     4º — O prazo de duração da Companhia é indeterminado.

CAPÍTULO II

CAPITAL SOCIAL

Art.     5º — O capital social subscrito, totalmente integralizado, é de R$ 2.544.432.313,67 (dois bilhões, quinhentos e quarenta e quatro milhões, quatrocentos e trinta e dois mil, trezentos e treze reais e sessenta e sete centavos), representado por 356.701.876.086 (trezentos e cinqüenta e seis bilhões, setecentos e um milhões, oitocentos e setenta e seis mil e oitenta e seis) ações, sendo 134.031.688.203 (cento e trinta e quatro bilhões, trinta e um milhões, seiscentos e oitenta e oito mil, duzentas e três) ações ordinárias e 222.670.187.883 (duzentos e vinte e dois bilhões, seiscentos e setenta milhões, cento e oitenta e sete mil, oitocentas e oitenta e três) ações preferenciais, todas nominativas e sem valor nominal.

Art.     6º — A Companhia está autorizada a aumentar o capital social, mediante deliberação do Conselho de Administração, até o limite de 700.000.000.000 (setecentos bilhões) de ações, ordinárias ou preferenciais, observado o limite legal de 2/3 (dois terços) para a emissão de ações preferenciais sem direito a voto.

Art.     7º — Por deliberação da Assembléia Geral ou do Conselho de Administração, o capital da Companhia poderá ser aumentado pela capitalização de lucros acumulados ou de reservas anteriores a isto destinados pela Assembléia Geral.

Parágrafo 1º — A capitalização poderá ser feita sem modificação no número de ações.

Parágrafo 2º — O valor do saldo dos lucros ou reservas inferior a 1% (um por cento) do capital social poderá não ser capitalizado.

Art.     8º — O capital social é representado por ações ordinárias e preferenciais, sem valor nominal, não havendo obrigatoriedade, nos aumentos de capital, de se guardar proporção entre elas.

Art.     9º — Por deliberação da Assembléia Geral ou do Conselho de Administração, pode ser excluído o direito de preferência à emissão de ações, bônus de subscrição ou debêntures conversíveis em ações, nas hipóteses previstas no artigo 172 da Lei das Sociedades por Ações.

Art.     10 — A cada ação ordinária corresponde o direito a um voto nas deliberações da Assembléia Geral.

Art.     11 — As ações preferenciais não têm direito a voto, exceto nas hipóteses do parágrafo único deste artigo e no parágrafo único do artigo 14, sendo a elas assegurada prioridade no recebimento de dividendo mínimo e não cumulativo de 6% (seis por cento) ao ano calculado sobre o valor resultante da divisão do capital social pelo número total de ações da companhia ou de 3% (três por cento) ao ano, calculado sobre o valor resultante da divisão do patrimônio líquido contábil pelo número total de ações da companhia, o que for maior.

Parágrafo Único — As ações preferenciais adquirirão direito a voto se a Companhia, por 3 (três) exercícios consecutivos, deixar de pagar os dividendos mínimos a que fazem jus nos termos do caput deste artigo.

Art.     12 — As ações da Companhia são escriturais, sendo mantidas em conta de depósito, em instituição financeira, em nome de seus titulares, sem emissão de certificados.

CAPÍTULO III

ASSEMBLÉIA GERAL

Art.     13 — A Assembléia Geral é o órgão superior da Companhia, com poderes para deliberar sobre todos os negócios relativos ao objeto social e tomar as providências que julgar convenientes à defesa e ao desenvolvimento da Companhia.

Art.     14 – Além das atribuições previstas em lei, compete privativamente à Assembléia Geral:

I.     fixar a remuneração global dos membros do Conselho de Administração e da Diretoria e a remuneração individual dos membros do Conselho Fiscal; e

II.     aprovar previamente a celebração de quaisquer contratos de longo prazo entre a Companhia ou suas controladas, de um lado, e o acionista controlador ou sociedades controladas, coligadas, sujeitas a controle comum ou controladoras deste último, ou que de outra forma constituam partes relacionadas à Companhia, salvo quando os contratos obedecerem a cláusulas uniformes.

Parágrafo Único — Sem prejuízo do disposto no § 1º do art. 115 da Lei nº 6.404/76, os titulares de ações preferenciais terão direito a voto nas deliberações da assembléia geral referidas no inciso II deste artigo, assim como naquelas referentes à alteração ou revogação dos seguintes dispositivos estatutários:

1.     inciso II do art. 14 e seu parágrafo único;

2.     parágrafo único do art. 15; e

3.     art. 49

Art.     15 — A Assembléia Geral é convocada pelo Conselho de Administração, ou na forma prevista no parágrafo único do art. 123 da Lei nº 6.404/76. Quando o Conselho de Administração convocar a Assembléia Geral caberá ao Presidente consubstanciar o ato.

Parágrafo Único — Nas hipóteses do art. 136 da Lei nº 6.404/76, a primeira convocação da Assembléia Geral será feita com 30 (trinta) dias de antecedência, no mínimo, e com antecedência mínima de 10 (dez) dias, em segunda convocação.

Art.     16 — A Assembléia Geral é instalada pelo Presidente da Companhia ou, na ausência ou impedimento deste, por qualquer Diretor, ou ainda, por procurador devidamente investido de poderes específicos para esse fim. A Assembléia será presidida pelo Presidente do Conselho de Administração, cabendo ao mesmo a escolha do secretário. Na ausência do Presidente do Conselho de Administração, a Assembléia será presidida pelo Presidente da Companhia, e, no caso de impedimento deste, por qualquer diretor. Na hipótese de ausência e/ou impedimento de quaisquer diretores, observada a mecânica prevista neste artigo, compete à assembléia eleger o presidente da mesa e o respectivo secretário.

Art.     17 — Dos trabalhos e deliberações da Assembléia Geral será lavrada ata em livro próprio, assinada pelos membros da mesa e pelos acionistas presentes, que representem, no mínimo, a maioria necessária para as deliberações tomadas.

Parágrafo 1º — A ata pode ser lavrada na forma de sumário dos fatos, inclusive dissidências e protestos.

Parágrafo 2º — Salvo deliberação em contrário da Assembléia, as atas serão publicadas com omissão das assinaturas dos acionistas.

Art.     18 — Anualmente, nos quatro primeiros meses subseqüentes ao término do exercício social, a Assembléia Geral se reúne, ordinariamente, para:

I.     tomar as contas dos administradores; examinar, discutir e votar as demonstrações financeiras;

II.     deliberar sobre a destinação do lucro líquido do exercício e a distribuição de dividendos; e

III.     eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art.     19 — A Assembléia Geral se reúne, extraordinariamente, sempre que os interesses da Companhia o exigirem.

CAPÍTULO IV

ADMINISTRAÇÃO DA COMPANHIA

SEÇÃO I

NORMAS GERAIS

Art.     20 — A Administração da Companhia é exercida pelo Conselho de Administração e pela Diretoria.

Parágrafo 1º — O Conselho de Administração, órgão de deliberação colegiada, exerce a administração superior da Companhia.

Parágrafo 2º — A Diretoria é o órgão de representação executivo da administração da Companhia, atuando cada um de seus membros segundo a respectiva competência.

Parágrafo 3º — As atribuições e poderes conferidos por lei a cada um dos órgãos da administração não podem ser outorgados a outro órgão.

Art.     21 — Os administradores tomam posse mediante termos lavrados no Livro de Atas das Reuniões do Conselho de Administração ou da Diretoria, conforme o caso.

Art.     22 — É de 3 (três) anos o mandato dos administradores, permitida a reeleição.

Parágrafo Único – Os mandatos dos administradores reputam-se prorrogados até a posse de seus sucessores.

SEÇÃO II

CONSELHO DE ADMINISTRAÇÃO

Art.     23 – Além das atribuições previstas em lei, compete ao Conselho de Administração:

I.     aprovar o orçamento anual da Companhia, bem como das sociedades por ela controladas, além do plano de metas e de estratégia de negócios previsto para o período de vigência do orçamento;

II.     deliberar sobre o aumento do capital da Companhia até o limite do capital autorizado, bem como deliberar sobre a emissão de ações ou bônus de subscrição, inclusive com a exclusão do direito de preferência dos acionistas, fixando as condições de emissão e de colocação das ações ou bônus de subscrição;

III.     autorizar a emissão de notas promissórias comerciais para subscrição pública (“commercial papers”);

IV.     resolver, quando delegado pela Assembléia Geral, sobre as condições de emissão de debêntures, conforme disposto no § 1º do artigo 59 da Lei nº 6.404/76;

V.     autorizar a venda de debêntures, inclusive conversíveis em ações, de emissão da Companhia que estejam em tesouraria;

VI.     autorizar a aquisição de ações de emissão da Companhia, para efeito de cancelamento ou permanência em tesouraria e posterior alienação;

VII.     aprovar a participação ou alienação da participação da Companhia no capital de outras sociedades;

VIII.     autorizar a permuta de ações ou de outros valores mobiliários conversíveis em ações de emissão de sociedades controladas;

IX.     autorizar a alienação ou oneração de bens integrantes do ativo permanente;

X.     autorizar a aquisição de bens para o ativo permanente cujo valor individual seja superior a 1% (um por cento) do patrimônio líquido da Companhia;

XI.     autorizar a renúncia a direitos de subscrição de ações, debêntures conversíveis em ações ou bônus de subscrição de emissão de sociedades controladas;

XII.     dentro do limite do capital autorizado, aprovar a outorga de opção de compra de ações a seus administradores, empregados e a pessoas naturais que prestem serviços à Companhia ou a empresas por ela controladas.

XIII.     autorizar a prestação de garantias reais ou fidejussórias pela Companhia em favor de terceiros ou de sociedade controlada;

XIV.     autorizar a prática de atos gratuitos, em benefício dos empregados ou da comunidade, tendo em vista as responsabilidades sociais da Companhia, sendo que a prestação de fianças para empregados no caso de transferências e/ou remanejamentos interestaduais e/ou intermunicipais não configura matéria que dependa de prévia aprovação do Conselho de Administração;

XV.     aprovar a contratação de empréstimos, financiamentos, arrendamento mercantil e emissão notas promissórias cujo valor individual seja superior a 1% (um por cento) do patrimônio líquido da Companhia, bem como das sociedades por ela controladas;

XVI.     autorizar investimentos em novos negócios ou a criação de subsidiária;

XVII.     deliberar sobre a aprovação de programa de “Depositary Receipts” de emissão da Companhia ;

XVIII.     submeter à aprovação da Assembléia Geral a realização de qualquer negócio ou operação que se inclua entre os mencionados no inciso II do artigo 14 deste estatuto;

XIX.     autorizar a Companhia, bem como suas coligadas e controladas, a celebrar, alterar ou rescindir Acordos de Acionistas;

XX.     aprovar a política de previdência complementar da Companhia e os acordos coletivos;

XXI.     aprovar o Regimento Interno do Conselho de Administração;

XXII.     aprovar a proposta da Diretoria com relação ao Regimento da Companhia com a respectiva estrutura organizacional, inclusive a competência e atribuição dos Diretores da Companhia;

XXIII.     ratear o montante global da remuneração, fixado pela Assembléia Geral, entre os Conselheiros e Diretores da Companhia, fixando-lhes a remuneração individual;

XXIV.     estabelecer diretrizes para o exercício do direito de voto pelos representantes da Companhia nas Assembléias Gerais de suas controladas ou coligadas;

XXV.     eleger e destituir, a qualquer tempo, os Diretores da Companhia, inclusive o Presidente, fixando-lhes as atribuições, observadas as disposições deste estatuto;

XXVI.     indicar os representantes da Companhia na administração das sociedades de que participe; e

XXVII.     executar outras atividades que lhe sejam delegadas pela Assembléia Geral.

Art.     24 — O Conselho de Administração é composto de três a onze membros efetivos e igual número de suplentes.

Art.     25 — Os membros do Conselho de Administração e respectivos suplentes são eleitos pela Assembléia Geral que escolhe, dentre eles, o Presidente do Conselho.

Parágrafo 1º- Os membros do Conselho de Administração serão substituídos em suas faltas, impedimento ou vacância, pelo respectivo suplente.

Parágrafo 2º — Na hipótese de vacância de cargo de membro do Conselho de Administração, e não assumindo o suplente, observar-se-á o disposto no Art. 150 da Lei 6.404/76.

Art.     26 — O Conselho de Administração se reúne ordinariamente uma vez em cada bimestre calendário e, extraordinariamente, mediante convocação feita por seu Presidente ou por 2 (dois) Conselheiros, lavrando-se ata das reuniões.

Parágrafo único – As convocações se fazem por carta, telegrama ou fax entregues com a antecedência mínima de 10 (dez) dias, salvo nas hipóteses de manifesta urgência, a critério exclusivo do Presidente do Conselho de Administração, devendo a comunicação conter a ordem do dia.

Art.     27 — O Conselho de Administração delibera por maioria absoluta de votos, presente a maioria de seus membros, cabendo ao Presidente do Conselho, quando for o caso, baixar os atos que consubstanciem essas deliberações.

SEÇÃO III

DIRETORIA

Art.     28 — A Diretoria é composta de 1 (um) Presidente e 3 (três) Diretores executivos, assim titulados:

a)     Diretor Financeiro;

b)     Diretor Técnico; e

c)     Diretor de Recursos Humanos.

Art.     29 — Em suas ausências e impedimentos temporários, o Presidente é substituído pelo Diretor Financeiro.

Parágrafo 1º — No caso de faltas e impedimentos simultâneos do Presidente e do Diretor Financeiro, a Presidência é exercida pelo Diretor designado pelo Conselho de Administração.

Parágrafo 2º — O Diretor Financeiro e os demais Diretores em seus impedimentos temporários são substituídos por Diretor escolhido pelo Presidente.

Parágrafo 3º — No caso de vacâ;ncia de cargo de Diretor, o Conselho de Administração promoverá a eleição do substituto para completar o mandato do substituído.

Art.     30 — Observadas as disposições contidas neste Estatuto, serão necessárias para vincular a Companhia: (i) a assinatura conjunta de 2 (dois) Diretores, sendo um deles, necessariamente, o Presidente; (ii) a assinatura de 1 (um) Diretor em conjunto com um procurador; ou (iii) a assinatura de 2 (dois) procuradores em conjunto, investidos de poderes específicos.

Parágrafo Único — Os instrumentos de mandato outorgados pela Companhia, que serão assinados por 2 (dois) Diretores em conjunto, sendo um deles necessariamente o Presidente, deverão especificar os poderes conferidos e, com exceção daqueles para fins judiciais, terão o prazo máximo de validade de 1 (um) ano.

Art.     31 — É a seguinte a competência específica de cada um dos membros da Diretoria:

I — PRESIDENTE — A execução da política, da diretrizes e das atividades relacionadas ao objeto social da Companhia, conforme especificado pelo Conselho de Administração.

II — DIRETOR FINANCEIRO — A execução da política, das diretrizes e das atividades econômico-financeiras e contábeis da Companhia, conforme especificado pelo Conselho de Administração.

III — DIRETOR TÉCNICO — O planejamento e execução dos projetos de engenharia de rede orientados para a expansão e modernização da rede, prospectar novas tecnologias, conforme especificado pelo Conselho de Administração.

IV — DIRETOR DE RECURSOS HUMANOS — Administrar e orientar as ações relativas à gestão da Companhia, compreendendo a captação, o dimensionamento, a educação e o desenvolvimento dos Agentes Humanos da empresa, conforme especificado pelo Conselho de Administração.

CAPÍTULO V

CONSELHO FISCAL

Art.     32 — O Conselho Fiscal é o órgão de fiscalização da administração da Companhia, devendo funcionar permanentemente.

Art.     33 — O Conselho Fiscal será composto de 3 (três) a 5 (cinco) membros efetivos e igual número de suplentes.

Parágrafo 1º — O mandato dos membros do Conselho Fiscal termina na primeira Assembléia Geral Ordinária subsequente à respectiva eleição, permitida a reeleição, permanecendo os Conselheiros nos cargos até a posse de seus sucessores.

Parágrafo 2º — Os membros do Conselho Fiscal, em sua primeira reunião, elegerão o seu Presidente, a quem caberá dar cumprimento às deliberações do órgão.

Parágrafo 3º — O Conselho Fiscal poderá solicitar à Companhia a designação de pessoal qualificado para secretariá-lo e prestar-lhe apoio técnico.

Art.     34 — O Conselho Fiscal se reúne, ordinariamente, uma vez a cada trimestre e, extraordinariamente, quando necessário.

Parágrafo 1º — As reuniões são convocadas pelo Presidente do Conselho Fiscal ou por 2 (dois) membros do Conselho Fiscal.

Parágrafo 2º — O Conselho Fiscal se manifesta por maioria de votos, presente a maioria dos seus membros.

Art.     35 — Os membros do Conselho Fiscal são substituídos, em suas faltas ou impedimentos, pelo respectivo suplente.

Art.     36 — Além dos casos de morte, renúncia, destituição e outros previstos em lei, dá-se a vacância do cargo quando o membro do Conselho Fiscal deixar de comparecer, sem justa causa, a 2 (duas) reuniões consecutivas ou 3 (três) intercaladas, no exercício anual.

Parágrafo Único — Na hipótese de vacância de cargo de membro do Conselho Fiscal e não assumindo o suplente, a Assembléia Geral se reunirá imediatamente para eleger o substituto.

CAPÍTULO VI

EXERCÍCIO SOCIAL E DEMONSTRAÇÕES FINANCEIRAS

Art.     37 — O exercício social coincide com o ano civil.

Art.     38 — Ao final de cada exercício social, a Diretoria fará elaborar o Balanço Patrimonial e as demais demonstrações financeiras exigidas em lei.

Art.     39 — O Conselho de Administração apresentará à assembléia geral, juntamente com as demonstrações financeiras, proposta de destinação do lucro líquido do exercício, com observância do disposto neste estatuto e na lei.

Art.     40 — Além de instituir reservas previstas em lei, a assembléia geral pode destinar até 10% (dez por cento) do lucro líquido, ajustado na forma do disposto no artigo 202 da Lei 6404/76, para a formação de reserva para reforço do capital de giro, cujo valor não poderá ultrapassar 10% (dez por cento) do patrimônio líquido contábil da companhia.

Art.     41 — Os acionistas têm direito a receber o dividendo mínimo obrigatório de 25% (vinte e cinco por cento) do lucro líquido de cada exercício ajustado na forma do disposto no artigo 202 da Lei 6404/76.

Art.     42 — O valor correspondente ao dividendo mínimo obrigatório será destinado, prioritariamente, ao pagamento do dividendo das ações preferenciais previsto no artigo 11 deste estatuto até o limite da preferência; a seguir, serão pagos os dividendos a que fazem jus as ações ordinárias, até que cada ação ordinária tenha recebido dividendo igual ao atribuído às ações preferenciais; remanescendo saldo do dividendo mínimo obrigatório, será ele rateado, em igualdade de condições, pelas ações de ambas as espécies.

Parágrafo Único — No exercício em que o valor do dividendo mínimo obrigatório for insuficiente para o pagamento do dividendo prioritário das ações preferenciais, o dividendo mínimo obrigatório será aumentado até quanto baste para tal pagamento.

Art.     43 — Após pago o dividendo mínimo obrigatório, a assembléia geral resolverá sobre o destino do saldo remanescente do lucro líquido do exercício, o qual, por proposta da administração, poderá destinar-se, nas proporções que vierem a ser deliberadas, a: (i) pagamento de dividendo suplementar aos acionistas; (ii) transferência para o exercício seguinte, como lucros acumulados, desde que devidamente justificada pelos administradores para financiar plano de investimento previsto em orçamento de capital.

Art.     44 — A companhia pode, por deliberação do Conselho de Administração, pagar ou creditar, a título de dividendos, juros sobre o capital próprio, nos termos do artigo 9º da Lei 9.249, de 26.12.95. Os juros pagos serão compensados com o valor do dividendo mínimo obrigatório devido no exercício tanto aos titulares de ações ordinárias quanto aos de ações preferenciais.

Art.     45 — A Companhia, por deliberação do Conselho de Administração, pode, observadas as limitações legais:

(i)     levantar balanços semestrais ou em períodos menores e, com base neles, declarar dividendos; e

(ii)     declarar dividendos intermediários à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

Art.     46 — A Companhia pode, por deliberação da Assembléia Geral, observados os limites legais, atribuir participação nos lucros a seus administradores e empregados.

CAPÍTULO VII

LIQUIDAÇÃO DA COMPANHIA

Art.     47 — A companhia da assembléia, que determinará o modo de liquidação e elegerá o liqüidante e o conselho fiscal para o período da liquidação, fixando-lhes as respectivas remunerações.

CAPÍTULO VIII

DISPOSIÇÕES GERAIS E TRANSITÓRIAS

Art.     48 — A aprovação, pela Companhia, através de seus representantes, de operações de fusão, cisão, incorporação ou dissolução de suas controladas será precedida de análise econômico — financeira por empresa independente, de notório renome profissional, confirmando estar sendo dado tratamento eqüitativo a todas as sociedades interessadas, cujos acionistas terão amplo acesso ao relatório da citada análise.

ALTERAÇÕES DESTE ESTATUTO

Estatuto consolidado com alterações aprovadas por deliberações das Assembléias Gerais Extraordinárias, realizadas em 01.09.1998, 27.01.1999, 11.10.1999, 09.05.2000, 23.02.2001, 30.04.2001, 29.04.2002, 30.12.2002 e 23.04.2003.

EXHIBIT 1.4

AMENDED AND RESTATED BYLAWS

BRASIL TELECOM PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

ABOUT THE CHARACTERISTICS OF THE COMPANY

1 st Article – BRASIL TELECOM PARTICIPAÇÕES S.A. is a publicly traded company, which is governed by the present Bylaw and by the applicable legislation.

2 nd Article – The object of the Company is to:

I.     control the companies which explore the public fixed telephony services in Region II referred to in the General Licensing Plan approved by Decree no. 2,534 of April 2, 1998;

II.     promote, through controlled or associated companies, the expansion and implementation of fixed telephony services in its respective concession area;

III.     promote, perform or give guidance in relation to the collection, at internal and external sources, of funds to be invested by the Company or by its controlled companies;

IV.     promote and incentive study and research activities aimed at the development of the fixed telephony sector;

V.     execute, directly or through controlled or associated companies, specialized technical services related to the area of fixed telephony;

VI.     promote, incentive or coordinate, directly or through the companies controlled by it or associated to it, the formation and the training of the staff required for the fixed telephony sector;

VII.     perform or promote the import of goods and services to or through the companies under its control or those that are associated to it;

VIII.     exert other activities related or correlated to the corporate object; and

IX.     participate in the capital of other companies.

3 rd Article – The Company is headquartered and its forum is based in the Federal District of Brasília, and may, by decision of the Board, in accordance with the dispositions in the article 30 of this Corporate Bylaw, create and close branches and offices at any point in the national territory or abroad.

4 th Article – The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

5 th Article – The subscribed capital stock, totally paid off, is R$ 2,544,432,313.67 (two billion, five hundred and forty-four million, four hundred and thirty-two thousand, three hundred and thirteen reais and sixty-seven centavos), represented by 356,701,876,086 (three hundred and fifty-six billion, seven hundred and one million, eight hundred and seventy-six thousand, eighty-six) shares, being 134,031,688,203 (one hundred and thirty-four billion, thirty-one million, six hundred and eighty-eight thousand, two hundred and three) common shares and 222,670,187,883 (two hundred and twenty-two billion, six hundred and seventy million, one hundred and eighty-seven thousand, eight hundred and eighty-three) preferred shares, all nominative shares, at no par value.

6th Article — The Company is authorized to increase the capital stock, upon the deliberation of the Board Council, up to the limit of 700,000,000,000 (seven hundred billion) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds) for the emission of preferred shares with no right to vote.

7 th Article – Through the deliberation of the General Assembly or of the Board Council, the capital of the Company may be increased by the capitalization of accrued profit or by reserves formerly made for this purpose by the General Assembly.

1 st Paragraph — The capitalization shall be made with no alteration in number of shares.

2 nd Paragraph — The value of the balance of profit or reserves under 1% (one percent) of capital stock may not be capitalized.

8 th Article – The capital stock is represented by common and preferred shares, no par value, and it is not required to keep them proportionate, in the capital increases.

9th Article – Through the deliberation of the General Assembly or of the Board Council, the preferential right at the subscription of share, issue bonds or debentures convertible in shares, in the cases predicted in article 172 of the Corporate Law, may be excluded.

10 th Article – Each common share corresponds to the right of one vote at the deliberations of the General Assembly.

11 th Article – The preferred shares have no right to vote, except in the cases of the sole paragraph of this article and in the sole paragraph of article 14, being assured to them priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

Sole Paragraph — The preferred shares shall acquire the right to vote if the Company, for 3 (three) consecutive years omits to pay the minimum dividends due to it in accordance with the terms of the caput of this article.

12 th Article – The shares of the Company are subscribed, and are kept at a deposit account at a financial institution in the name of the titleholders without the issue of certificates.

CHAPTER III

GENERAL ASSEMBLY

13 th Article – The General Assembly is the governing entity of the Company, with powers to deliberate over all the business related to the corporate object and to take the measures it deems necessary for the protection and the development of the Company.

14 th Article – Besides the attributions set forth by law, the General Assembly is responsible for:

I.     setting the global remuneration of the members of the Board Council and of the Board and the individual remuneration of the members of the Audit Committee; and

II.     previously approve the formalization of any long-term contracts between the Company or its controlled companies, on one side, and the controlling shareholder or controlled, associated companies, subject to the same control or controllers of the latter, or that in another manner constitute the parts related to the Company, except when the contracts are governed by the same clauses.

Sole Paragraph — With no loss to the dispositions in the 1 st paragraph of Article 115 of Law n o 6,404/76, the holders of preferred shares shall have the right to vote at the deliberations of the General Assembly referred to in sub-paragraph II of this article, as in those referred to in the alteration or revocation of the following bylaw dispositions:

1.     sub-paragraph II of Article 14 and its Sole Paragraph;

2.     Sole Paragraph of Article 15; and

3.     Article 49

15 th Article – The General Assembly is summoned by the Board Council, or in the form predicted in the Sole Paragraph of Article 123 of Law n o 6,404/76. Whenever the Board Council summons a General Assembly it is up to the Chairman to co-substantiate the act. Sole Paragraph — In Article 136 of Law n o 6,404/76, the first summons of the General Assembly shall be made 30 (thirty) days in advance, at least, and 10 (ten) days in advance, at least, at the second summons.

16 th Article – The General Assembly is held by the President of the Company or, in his absence or due to his impediment, by any Director, or also, by attorney-in-fact duly invested of specific powers for this purpose. The Assembly shall be presided by the Chairman of the Board Council, who is also responsible for choosing the secretary. In the absence of the Chairman of the Board Council, the Assembly shall be presided by the Chairman of the Company, and, in case of impediment, by any Director. In the case of absence and/or impediment of any directors, as predicted in the terms of this article, the assembly must elect the chairman of the board and the respective secretary.

17 th Article – The discussions and deliberations of the General Assembly shall be written in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations assumed. 1 st Paragraph — The minute may be written in the form of a fact summary, inclusive dissidence and protests. 2 nd Paragraph — Except for counter deliberations of the Assembly, the minutes shall be published with omission of the signatures of the shareholders.

18 th Article – Annually, at the four first months subsequent to the corporate yearend, the General Assembly will meet, ordinarily, to:

I.     take the accounts of the administrators, examine, discuss and vote over the financial statements;

II.     deliberate about the destination of the net profit of the year and the distribution of dividends; and

III.     elect the members of the Audit Committee and, whenever the case, the members of the Board Council.

19 th Article – The General Assembly shall meet, extraordinarily, whenever the interests of the Company require so.

CHAPTER IV

COMPANY ADMINISTRATION

SECTION I

GENERAL NORMS

20 th Article – The Administration of the Company is exercised by the Board Council and by the Board.

1 st Paragraph — The Board Council, the body of the Company that deliberates as a group, executes the top administration level of the Company.

2 nd Paragraph — The Board is the body of the Company that represents the executive administration of the Company, acting each one of each members in accordance with their respective competence.

3 rd Paragraph — The attributions and powers granted by law to each one of the administrative bodies may not be granted to any other body.

21 st Article – The administrators come into power at the writing of the terms into the Book of Minutes of the Assemblies of the Board Council or of the Board, according to the case.

22 nd Article – The mandate of the administrators is of 3 (three) years, with reelection allowed.

Sole Paragraph – The mandate of the administrators is considered to run until their successors come into power.

SECTION II

BOARD COUNCIL

23 rd Article – Besides the attributions predicted by law, the Board Council is responsible for:

I.     approving the annual budget of the Company, as well as of its controlled companies, besides the objective and business strategy plan predicted for the period of validity of the budget;

II.     deliberating over the capital increase of the Company up to the limit of the authorized capital, as well as deliberating over the issue of stock or subscription bonus, including with the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;

III.     authorizing the issue of commercial papers for public subscription;

IV.     resolving, when delegated by the General Assembly, about the conditions of issue of the debentures, according to the dispositions of the 1 st paragraph in the article 59 of Law n o 6,404/76;

V.     authorizing the sale of debentures, including those convertible into shares, issued by the Company that are in the treasury;

VI.     authorizing the acquisition of Company issued shares, for the purpose of cancellation or permanence in the treasury and subsequent sale;

VII.     approving the participation or sale of participation of the Company in the capital of other companies;

VIII.     authorizing the exchange of shares or of other securities convertible into shares issued by the controlled companies;

IX.     authorizing the sale or burden of goods which integrate the fixed assets;

X.     authorizing the acquisition of goods for the fixed assets whose individual value is above 1% (one percent) of the net worth of the Company;

XI.     authorizing the waiver of rights for the subscription of shares, debentures convertible into shares or subscription bonuses issued by the controlled companies;

XII.     within the limit of authorized capital, approving the grant for the option of the purchase of stock to its administrators, employees and to individuals that render services to the Company or to the controlled companies.

XIII.     authorizing the rendering of real or fidejussionary guarantees by the Company in favor of third parties or controlled companies;

XIV.     authorizing the practice of gratuitous acts, in benefit of the employees or of the community, in view of the corporate responsibilities of the Company, of which the rendering of guarantees to employees in the case of interstate and/or inter-city transfer and/or relocation does not imply in a matter that depends on the prior approval of the Board Council;

XV.     approving the employment of loans, financing, leasing and issue of commercial papers whose individual value is above 1% (one percent) of the net worth of the Company, as well as of its controlled companies;

XVI.     authorizing investments in new businesses or the creation of a subsidiary;

XVII.     deliberating over the approval of a “Depositary Receipts” program issued by the Company ;

XVIII.     submitting for approval to the General Assembly the performance of any business or operation which is included among those mentioned in subparagraph II of article 14 of this bylaw;

XIX.     authorizing the Company, as well as its associated and controlled companies, to sign, alter or rescind Shareholder Agreements;

XX.     approving the policy for complementary social security of the Company and the collective agreements; XXI. approving the Internal Rules of the Board Council;

XXII.     approving the proposal of the Board in relation to the Company Rules with the respective organizational structure, including at the competence and attribution of the Directors of the Company;

XXIII.     dividing the global remuneration amount, set by the General Assembly, between the Councilors and the Directors of the Company, setting their individual remuneration;

XXIV.     establishing guidelines for the exercise of the right to vote of the representatives of the Company at the General Assemblies of its controlled or associated companies;

XXV.     electing and dismissing, at any moment, the Directors of the Company, including the Chairman, setting attributions to them, in accordance with the dispositions of this bylaw;

XXVI.     appointing the representatives of the Company in the administration of the companies in which it participates; and

XXVII.     performing other activities which may be delegated to it by the General Assembly.

24 th Article – The Board Council is comprised of 3 (three) to 11 (eleven) effective members and similar number of alternate Councilors.

25 th Article – The members of the Board Council and their respective alternate Councilors are elected by the General Assembly which elects, among them, the Chairman of the board.

1 st Paragraph — In the case of a vacancy in the position of an effective Councilor, the respective alternate Councilor will substitute and serve up to the first General Assembly.

2 nd Paragraph — In the case of a vacancy in the position of an effective Councilor and if the respective alternate Councilor does not replace the effective Councilor, Art. 150 of Law 6.404/76 shall apply.

26 th Article – The Board Council will meet ordinarily once every two calendar months and, extraordinarily, upon summons made by its Chairman or by 2 (two) Councilors, drawing up the minutes of the Assemblies.

Sole Paragraph – The summons shall be made by letter, telegram or fax delivered in at least 10 (ten) days in advance, except in the cases of urgency, at the sole discretion of the Chairman of the Board Council, and the notice must contain the order of the day.

27 th Article – The Board Council deliberates by absolute majority of votes, with the presence of the majority of its members, and it is up to the Chairman of the board, when necessary, to remit the proceedings that co-substantiate these deliberations.

SECTION III

BOARD

28 th Article – The Board is comprised of 1 (one) Chairman and 3 (three) executive Directors, thus titled: a) Financial Director; b) Technical Director; and c) Human Resources Director. 29 th Article – In their absence and due to temporary impediments, the Chairman is substituted by the Financial Director.

1 st Paragraph — In the case of simultaneous absences and impediments of the Chairman and the Financial Director, the Board is governed by the Director designated by the Board Council.

2 nd Paragraph — The Financial Director and the other Directors at their temporary impediments are substituted by the Director appointed by the Chairman.

3 rd Paragraph – In the case of vacancy in the position of an effective Director, the Board Council will promote the election of a substitute to complete the mandate of the substituted person.

30 th Article – In accordance with the dispositions contained in this Bylaw, it is necessary to link the Company to: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with a attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers.

Sole Paragraph – The tools of the mandate granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one) year.

31 st Article – The specific responsibility of each one of the members of the Board is the following:

I — CHAIRMAN – The execution of the policy, guidelines and the activities related to the corporate object of the Company, according to the terms specified by the Board Council.

II — FINANCIAL DIRECTOR — The execution of the policy, guidelines and the economic-financial and accounting activities of the Company according to the terms specified by the Board Council.

III — TECHNICAL DIRECTOR – The planning and execution of the network engineering projects directed to the expansion and modernization of the network and the exploration of new technology, according to the specifying by the Board Council.

IV — HUMAN RESOURCES DIRECTOR – Administrate and guide the actions related to the management of the Company, comprising the employment, the dimensioning, the education and the development of Human Agents for the company, according to the specifying by the Board Council.

CHAPTER V

AUDIT COMMITTEE

32 nd Article – The Audit Committee is the fiscal inspection entity of the Company administration, and must perform permanently.

33 rd Article – The Audit Committee shall be comprised of 3 (three) to 5 (five) members and substitutes in an even number.

1 st Paragraph — The mandate of the Audit Committee members ends at the first Annual General Assembly subsequent to the respective election, reelection permitted, remaining the Councilors in the positions until the successors take over.

2 nd Paragraph — The Audit Committee members, at their first Assembly, will elect their Chairman, who will be in charge of remitting the deliberations of the body.

3 rd Paragraph — The Audit Committee may request that the Company appoint qualified personnel to act as secretary and render technical assistance.

34 th Article – The Audit Committee shall meet, ordinarily, once every quarter and, extraordinarily, when required.

1 st Paragraph — The Assemblies are summoned by the Chairman of the Audit Committee or by 2 (two) members of the Audit Committee.

2 nd Paragraph — The Audit Committee manifests itself by majority of votes, with the presence of the majority of its members.

35 th Article – The members of the Audit Committee are substituted, in their absence or impediment, by the respective substitute.

36 th Article – Except in the cases of death, resignation, destitution and other terms set forth by law, the vacancy of the position when a member of the Audit Committee fails to appear, without just cause, to 2 (two) consecutive Assemblies or 3 (three) interspersed ones, in the corporate year.

Sole Paragraph — In the case of absence in the position of a member of the Audit Committee without a supplent assuming the position, the General Assembly will immediately summon to elect the substitute.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

37 th Article – The fiscal year coincides with the calendar year.

38 th Article – At each yearend, the Board will prepare the Balance Sheet and the other financial statements required by law.

39 th Article – The Board Council will present to the General Assembly, in combination with the financial statements, the proposal for the destination of the net profit of the period, as set forth by the dispositions of this bylaw and the law.

40 th Article – Besides creating the reserves predicted by law, the General Assembly may use up to 10% (ten percent) of the net profit, adjusted in the form of the dispositions in the article 202 of Law 6,404/76, for the formation of a reserve to reinforce the working capital, and whose value may not surpass 10% (ten percent) of the accounting net worth of the company.

41 st Article – The shareholders have the right to receive the minimum dividend required of 25% (twenty five percent) of the net profit for each period adjusted in the form of the disposition in the article 202 of Law 6,404/76.

42 nd Article – The amount corresponding to the minimum required dividend shall be used, in the first, for the payment of the dividend of preferred shares predicted in the article 11 of this Bylaw up to the limit of the preference; following this, the dividends to be used for the common stock shall be paid, until each common share has received a dividend equal to that attributed to the preferred shares; and the remaining balance of the minimum required dividend, shall be divided in equal conditions, by the shares of both types.

Sole Paragraph — In the period which the minimum amount dividend required is insufficient for the payment of the priority dividend of preferred shares, the minimum required dividend shall be increased up to the amount sufficient for such payment.

43 rd Article – After the payment of the minimum required dividend, a General Assembly will decide about the destination of the remaining balance of the net profit of the period, which, by proposal of the administration, may be used in the proportion in which they are to be deliberated, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as accumulated earnings, as long as duly justified by the administrators to finance the investment plan predicted in the budget of capital.

44 th Article – The company may, by deliberation of the Board Council, pay or credit, in dividends, interests over its own capital, in the terms of article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

45 th Article – The Company, by deliberation of the Board Council, may, in accordance with legal limitations: (i) balances, declare dividends; and (ii) declare intermediary dividends on account of accumulated earnings or of reserves of the existing profits in the last annual or half-yearly balance sheet.

46th Article – The Company may, through deliberation of General Assembly, provided the legal limits, attribute profit participation to its administrators and employees.

CHAPTER VII

ABOUT THE LIQUIDATION OF THE COMPANY

47 th Article – The company will be dissolved, by entering in liquidation, in the cases predicted in law or through deliberation of the Assembly, which will determine the manner of settlement and will elect the liquidator and the Audit Committee for the liquidation period, establish for them a respective fees.

CHAPTER VIII

ABOUT THE GENERAL AND TRANSITORY DISPOSITIONS

48 th Article – The approval, by the Company, through its representatives, of operations for the merger, split, incorporation or dissolution of its controlled companies shall be preceded by a economic-financial analysis by an independent company, of well-known professional acclaim, confirming that it is giving equal treatment to all the companies interested, whose shareholders have full access of the referred analysis report.

CHART OF ALTERATIONS IN THIS BYLAW

ASSEMBLY	DATE	OCCURRENCE
2 nd Extraordinary Assembly	09/01/98	Articles 15, 21 (caput), 22, 24 and 27 changed.
4 th Extraordinary Assembly	01/27/99	Chapters I, II, III, IV, V, VI, VII and VIII changed.
6 th Extraordinary Assembly	10/11/99	Articles 16 and 34 changed.
11 th Extraordinary Assembly	05/09/00	Article 01 changed.
17 th Extraordinary Assembly	02/23/01	Article 05 changed.
18 th Extraordinary Assembly	04/30/01	Articles 24 and 25 changed.
19 th Extraordinary Assembly	04/29/02	Article 05 changed.
20 th Extraordinary Assembly	12/30/02	Articles 11 changed.
21 th Extraordinary Assembly	04/23/03	Article 05 changed.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2002 AND FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2001 and 2002 and for each of the
years in the three year period ended December 31, 2002

CONTENTS

Reports of Independent Accountants	F-3 and F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-9 through F- 70

INDEPENDENT AUDITORS’REPORT

To the Board of Directors and Shareholders of

Brasil Telecom Participações S.A.:

       We have audited the accompanying consolidated balance sheets of Brasil Telecom Participações S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders’equity and cash flows for each of the two years in the period ended December 31, 2001, all adjusted for price level changes through December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom Participações S.A. and subsidiaries as of December 31, 2001, the results of their operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting practices adopted in Brazil. Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Application of U.S. GAAP would have affected the financial position and shareholders’ equity at December 31, 2001, and the results of operations for each of the two years in the period ended December 31, 2001, to the extent summarized in Note 31 to the consolidated financial statements.

June 10, 2002, except for Notes 31 and 32 as to
which the date is June 26, 2002

DELOITTE TOUCHE TOHMATSU

INDEPENDENT ACCOUNTANTS’ REPORT

The Board of Directors and Shareholders
Brasil Telecom Participações S.A.
Brasília, DF

       We have audited the accompanying consolidated balance sheet of Brasil Telecom Participações S.A. as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom Participações S.A. as of December 31, 2002, and its results of operations and its cash flows for the year then ended in conformity with Brazilian generally accepted accounting principles (Brazilian GAAP), including recognition of the effects of changes in the purchasing power of the Brazilian currency through December 31, 2000, as discussed in Note 2.b.

       Brazilian GAAP varies in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for the year ended December 31, 2002 and shareholders’ equity as of December 31, 2002, to the extent summarized in Note 31 of the consolidated financial statements.

/s/ KPMG Auditores Independentes

February 26, 2003, except as to Note 31.o, which is as of March 17, 2003.
Brasília, DF

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2001 and 2002
(In thousands of Brazilian reais)

		2001	2002
Current assets:
Cash and cash equivalents	Note 11	465,530	1,596,163
Trade accounts receivable, net	Note 12	1,230,937	1,542,851
Deferred and recoverable taxes	Note 13	406,387	416,015
Other assets	Note 14	221,473	194,297
Total current assets		2,324,327	3,749,326
Non-current assets:
Deferred and recoverable taxes	Note 13	936,125	893,460
Other assets	Note 14	426,524	603,863
Total non-current assets		1,362,649	1,497,323
Permanent assets:
Investments	Note 15	109,044	171,537
Property, plant and equipment, net	Note 16	12,231,013	11,460,131
Intangibles	Note 1.c	372,537	276,404
Total permanent assets		12,712,594	11,908,072
		16,399,570	17,154,721
Current liabilities:
Payroll and related accruals	Note 17	92,502	44,352
Accounts payable and accrued expenses		1,294,944	998,236
Taxes other than income taxes	Note 18	277,091	356,720
Dividends	Note 19	304,078	290,166
Income taxes	Note 9	85,072	64,958
Loans and financing	Note 20	448,778	591,874
Provisions for contingencies	Note 21	63,403	3,232
Provision for pensions	Note 22	41,668	92,144
Other liabilities		95,576	87,306
Total current liabilities		2,703,112	2,528,988
Non-Current liabilities:
Income taxes	Note 9	566,029	417,741
Taxes other than income taxes	Note 18	182,814	344,452
Loans and financing	Note 20	2,699,466	3,584,293
Provision for pensions	Note 22	449,076	409,696
Provisions for contingencies	Note 21	315,075	385,992
Other liabilities		46,877	237,479
Total non-current liabilities		4,259,337	5,379,653
Minority Interests		2,703,754	2,582,648
Shareholders' equity:
Share capital		2,428,221	2,453,191
Capital reserves		885,293	864,544
Income reserves		1,862,104	1,530,617
Retained earnings		1,557,749	1,815,080
Total shareholders' equity	Note 23	6,733,367	6,663,432
Total liabilities and shareholders’ equity		16,399,570	17,154,721

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian reais, except earnings per share)

		2000	2001	2002
Net operating revenue	Note 4	4,652,184	6,158,408	7,071,368

Cost of services	Note 5	3,768,699	4,765,593	5,143,358
Gross profit		883,485	1,392,815	1,928,010
Operating expenses:
Selling expenses		379,235	724,507	763,346
General and administrative expenses		534,624	624,751	687,462
Other net operating expenses (income)	Note 6	(56,899)	60,875	(121,181)
Operating income (loss) before net financial expense		26,525	(17,318)	598,383
Net financial expense (income)	Note 7	(20,480)	47,051	330,460
Operating income (loss)		47,005	(64,369)	267,923
Net non-operating expenses (income)	Note 8	(166,753)	85,167	78,312
Employees' profit share		18,516	52,783	42,619
Income (loss) before taxes and minority interests		195,242	(202,319)	146,992
Income and social contribution taxes (benefit)	Note 9	74,386	(87,347)	916
Income (loss) before minority interests		120,856	(114,972)	146,076
Minority interests		31,456	75,720	2,397
Net income (loss)		152,312	(39,252)	148,473

Shares outstanding at the balance sheet date (thousands)		344,232,541	348,323,389	351,527,027
Earnings per lot of one thousand shares outstanding at the Balance sheet date		0.44	(0.10)	0.42

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian reais)

Income Reserves
			Income Reserves
				Unrealized
	Share	Capital	Legal	Income	Retained
	Capital	Reserves	Reserve	Reserve	Earnings	Total
Balances at December 31, 1999	2,129,434	1,590,929	172,272	2,041,044	1,851,951	7,785,630
Capital increase:
Subscription bonus	59,755	225,947	-	-	-	285,702
Consolidation adjustments	-	-	-	-	4,293	4,293
Special reserve for premium merger	-	(765,233)	-	-	-	(765,233)
Net income	-	-	-	-	152,311	152,311
Realization of unrealized profit	-	-	-	(112,077)	112,077	-
Deferred tax on full indexation	-	-	-	-	(199,987)	(199,987)
Transfer to reserves	-	-	20,431	-	(20,431)	-
Dividends	-	-	-	-	(117,622)	(117,622)
Balances at December 31, 2000	2,189,189	1,051,643	192,703	1,928,967	1,782,592	7,145,094
Prior year adjustments
Provision for pensions	-	-	-	-	(215,943)	(215,943)
Capital increase
Subscription bonus	138,460	(138,460)	-	-	-	-
Transfer from reserves	76,880	-	-	-	(76,880)	-
Fiscal benefits on amortization of	23,692	(23,692)	-	-	-	-
goodwill
Consolidation adjustments	-	-	-	-	(3,462)	(3,462)
Fiscal incentives	-	23	-	-	-	23
Decrease in income tax, due to change	-	(4,221)	-	-	-	(4,221)
in tax rate
Net loss	-	-	-	-	(39,252)	(39,252)
Realization of unrealized profit	-	-	-	(272,280)	272,280	-
Transfer to/from reserves	-	-	12,714	-	(12,714)	-
Dividends	-	-	-	-	(148,872)	(148,872)
Balances at December 31, 2001	2,428,221	885,293	205,417	1,656,687	1,557,749	6,733,367
Capital increase
Fiscal benefits on amortization of	24,970	(24,970)	-	-	-	-
goodwill
Consolidation adjustments	-	-	-	-	4,173	4,173
Increase in income tax, due to change	-	4,221	-	-	-	4,221
in tax rate
Net income	-	-	-	-	148,473	148,473
Realization of unrealized profit	-	-	-	(353,659)	353,659	-
Acquisition of treasury stock	-	-	-	-	(9,175)	(9,175)
Transfer to/from reserves	-	-	22,172	-	(22,172)	-
Dividends	-	-	-	-	(217,627)	(217,627)
Balances at December 31, 2002	2,453,191	864,544	227,589	1,303,028	1,815,080	6,663,432

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian reais)

	2000	2001	2002
Operating Activities
Net income (loss)	152,312	(39,252)	148,473

Adjustments to reconcile net income (loss) to cash from
operating activities:
Depreciation	2,387,150	2,747,250	2,834,604
Minority share of net income	(31,456)	(75,720)	(2,397)
Foreign exchange losses	126,764	66,886	60,209
Provision for losses on fiscal incentives	17,735	-	-
Gain on permanent asset disposals	39,694	5,084	(5,502)
Other provisions	-	20,317	(3,502)
(Decrease) increase in provisions for contingencies	(151,683)	(12,396)	10,746
(Decrease) increase in provision for pensions	(3,531)	(9,920)	11,096
Increase in allowance for doubtful accounts	15,854	88,280	10,203
Net decrease (increase) in income tax, due to change in rate	-	(7,685)	4,221
Increase in customer accounts receivable, gross	(196,426)	(121,003)	(322,117)
Decrease (increase) in other current assets	(5,520)	(24,573)	27,175
Increase in other non-current assets	(42,603)	(236,735)	(217,272)
(Decrease) increase in payroll and related accruals	(54,300)	26,825	(48,150)
(Decrease) increase in accounts payable and accrued expenses	246,671	389,838	(296,708)
Increase in taxes other than income taxes	44,110	43,950	79,629
(Decrease) decrease in other current liabilities	(109,118)	12,068	(19,594)
Increase (decrease) in accrued interest	-	(257,665)	18,698
Decrease in income taxes	(359,417)	(278,987)	(14,313)
Increase (decrease) in other non-current liabilities	(6,462)	(65,905)	191,899
Net cash provided by operating activities	2,069,774	2,270,657	2,467,396
Investing activities:
Additions to investments	(16,670)	(9,795)	(38,559)
Additions to property, plant & equipment	(2,033,348)	(3,178,923)	(1,838,125)
Cash paid for the acquisition of CRT, net of cash and cash
equivalents acquired of R$122,252	(1,395,322)	-	-
Proceeds from asset disposals	11,664	18,227	24,416

Net cash used by investing activities	(3,433,676)	(3,170,491)	(1,852,268)
Financing activities:
Loans repaid	(490,062)	(1,095,170)	(428,741)
New loans obtained	2,524,910	625,241	1,249,898
Expansion plan and other contributions paid back/received	-	(38)	(1,296)
Subscription bonus	-	-	8,020
Purchase (issue) of treasury shares	285,702	-	(31,028)
Dividends paid	(85,048)	(183,560)	(281,348)
Net cash provided by (used in) financing activities	2,235,502	(653,527)	515,505
Increase (decrease) in cash and cash equivalents	871,600	(1,553,362)	1,130,633
Cash and cash equivalents at beginning of the period	1,147,292	2,018,892	465,530

Cash and cash equivalents at end of the period	2,018,892	465,530	1,596,163

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1. a) Operations and background

       Brasil Telecom Participações S.A. (the “Company” or the “Holding Company”) and its subsidiaries (collectively the “Companies”) are the principal providers of fixed-line telecommunications services in the states of Santa Catarina, Paraná, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, the Federal District and Rio Grande do Sul, under the terms of the concessions granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years. On July 31, 2000 the companies acquired a controlling interest in CRT, the provider of fixed-line telecommunication service in the state of Rio Grande do Sul, except the region of Pelotas.

       The Companies’ business, including the services they may provide and the rates they charge, is regulated by Agência Nacional de Telecomunicações (Anatel), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

       b) Corporate Reorganization

       On February 28, 2000, the Company reorganized its investments in fixed-line telecommunication companies, by exchanging its shares in its eight smaller operating subsidiaries for newly issued shares of its main operating subsidiary, Telecomunicações do Paraná S.A. - TELEPAR. The minority shareholders of the smaller operating companies also exchanged their shares for newly issued shares of TELEPAR. These companies were then merged into TELEPAR.

       After the merger, the name of TELEPAR was changed to Brasil Telecom S.A. ("the Subsidiary"). The exchange of shares was made based on the book value of TELEPAR's shares compared to the book value of each outstanding share of the eight operating companies. This merger resulted in the following new capital structure (in thousands of shares):

TELEPAR- Before the merger

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	1,197,661	1,032,787	2,230,448	66
Minorities	263,294	909,727	1,173,021	34
Total	1,460,955	1,942,514	3,403,469	100

Shares issued by TELEPAR

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	2,620,917	3,999,264	6,620,181	78
Minorities	-	1,848,564	1,848,564	22
Total	2,620,917	5,847,828	8,468,745	100

TELEPAR - After the merger (currently Brasil Telecom S.A.)

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	3,818,578	5,032,051	8,850,629	75
Minorities	263,294	2,758,291	3,021,585	25
Total	4,081,872	7,790,342	11,872,214	100

       On August 4, 2000, a 39 for 1 split of the Subsidiary's shares was approved.

       c) Acquisition of Companhia Riograndense de Telecomunicações (CRT)

       On July 31, 2000, the Company and the Subsidiary agreed to purchase all the outstanding shares of TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT). TBS controlled CRT through a holding of 85.19% of its common shares (31.56% of CRT's total capital). The price paid for TBS in cash on August 4, 2000 was R$ 1,517,574, of which R$ 1,499,760 was paid by the Subsidiary and R$ 17,814 by the Company. The amount paid resulted in goodwill of R$ 820,547 at the date of acquisition.

       Effective December 1, 2000, the Subsidiary acquired the minority interest of CRT through the exchange of its outstanding shares for 69,312,979 new shares issued by the Subsidiary, with a total book value of R$ 1,296,246. The acquisition of the minority interest was recorded on December 1, 2000 at this book value. Accordingly, the results of operations of the Subsidiary for periods subsequent to December 1, 2000 include the CRT minority interest acquired.

       On December 28, 2000, a further corporate reorganization resulted in the merger of CRT into the Subsidiary with effect from December 1, 2000. The restructuring process included a down-stream merger performed in accordance with the requirements of Instructions 319/99 and 320/99 of the Brazilian Securities Commission (CVM) with the objective of achieving the deductibility for income tax purposes of amortization of the goodwill. As a consequence, a special goodwill reserve was recorded at the CRT level in shareholders' equity with the related tax benefit of the future goodwill amortization recorded as a deferred tax asset in the amount of R$321,856 (the remaining balance of this tax benefit is shown in the balance sheet as part of deferred and recoverable taxes as of December 31, 2001 and 2002 in the amounts of R$246,598 and R$187,749 respectively - see Note 9). As a result of this corporate reorganization, in the Subsidiary books goodwill was recomputed reducing its amount to R$ 480,691, net of the tax benefit, including the unamortized balance of goodwill recognized in previous acquisitions. The remaining unamortized balance of goodwill is R$ 372,537 and R$ 276,404 as of December 31, 2001 and 2002, respectively, which is recorded as an intangible asset.

       The shareholders' meeting which approved the merger, gave minority shareholders of CRT the right to exchange their shares for Brasil Telecom S.A. preferred and common shares. The exchange ratio was determined based on the market value of Brasil Telecom S.A.’s shares compared to the market value of each share of CRT. This exchange of shares generated a gain at the Holding Company level in the amount of R$185,262 recognized in the 2001 consolidated statements of operations as non-operating income.

       This merger resulted in the following new capital structure (in thousands of shares):

Brasil Telecom S.A. - Before the merger of CRT

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	229,132,204	116,042,516	345,174,720	75
Minorities	2,375,972	115,465,660	117,841,632	25
Total	231,508,176	231,508,176	463,016,352	100

Shares issued by Brasil Telecom

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	3,285,801	55,649	3,341,450	5
Minorities	2,371,420	60,696,079	63,067,499	95
Total	5,657,221	60,751,728	66,408,949	100

Brasil Telecom S.A. - After the merger of CRT

Shareholders	Common share	Preferred shares	Total	%
Controlling Shareholder	232,418,005	116,098,165	348,516,170	66
Minorities	4,747,392	176,161,739	180,909,131	34
Outstanding shares	237,165,397	292,259,904	529,425,301	100
Treasury shares	-	2,904,030	2,904,030
Total	237,165,397	295,163,934	532,329,331

2. Presentation of the consolidated financial statements

       The consolidated financial statements reflect the results of operations of Brasil Telecom Participações S.A. and the Subsidiary.

a. Indexation of the financial statements

       The consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency until 2000. In 2001, the Federal Accounting Council determined that the Monetary Restatement Principle may only be applied when accumulated inflation, calculated based on the General Market Price Index (IGP-M) for the three-year period is equivalent to or higher than 100%. As a result of this definition, differences between financial statements prepared in accordance with accounting principles generally accepted in Brazil (Brazilian GAAP) and financial statements prepared in accordance with accounting practices emanating from Brazilian corporate law, as of December 31, 2000, will continue to be reflected in the Brazilian GAAP financial statements until they have been exhausted through the depreciation or amortization of the permanent assets to which they relate.

b. Previously published financial information

       The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Companies, from which the accompanying financial information was extracted, except for certain adjustments mainly related to effects of indexation applied until 2000 on shareholders' equity and net income, detailed in the tables below, and certain reclassifications within the balance sheets and the statements of operations.

       The tables below present a reconciliation of net income (loss) for the years ended December 31, 2000, 2001 and 2002 and shareholders' equity at those dates in accordance with Brazilian corporate law to net income and shareholders' equity reported herein:

Net income	2000	2001	2002
Net income in accordance with Brazilian Corporate Law	409,613	261,002	442,981
Effect of the indexation of non-monetary assets through December 31,
2000 (mainly an increased depreciation charge)	(719,210)	(763,229)	(668,370)
Effect on deferred taxation of the above adjustments	255,648	290,957	220,769
Minority interest in the above adjustments	206,261	172,018	153,093
Net income (loss) as reported herein	152,312	(39,252)	148,473

Shareholders’ equity	2000	2001	2002
Shareholders’ equity in accordance with Brazilian Corporate Law	6,112,448	6,000,974	6,225,547
Effect of the indexation of non-monetary assets through December 31	2,483,892	1,720,663	1,052,293
Effect on deferred taxation of the above adjustment	(898,512)	(607,554)	(386,786)
Minority interest in the above adjustments	(552,734)	(380,716)	(227,622)
Shareholders’ equity as reported herein	7,145,094	6,733,367	6,663,432

c. Principles of consolidation

       These consolidated financial statements include the accounts of the Holding Company and its subsidiary. All material intercompany balances and transactions have been eliminated.

       Certain prior year amounts were reclassified to conform to the current year’s presentation.

d. Statements of cash flows

       These consolidated financial statements include the consolidated statements of cash flows which better reflect the source and use of funds in order to provide more significant information, instead of the statements of changes in financial position which are usually disclosed in accordance with Brazilian GAAP.

3. Summary of the principal accounting practices

a. Cash and cash equivalents

       Cash equivalents are considered to be all highly liquid temporary cash investments with maturity dates of three months or less. They are recorded at the original cost plus the accrued income until the balance sheet date and do not exceed market value.

b. Trade accounts receivable

       Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the service was rendered. Customer accounts receivable also include services provided to customers up to the balance sheet date but not yet billed.

c. Allowance for doubtful accounts

       An allowance for doubtful accounts is recorded for accounts receivable for which recoverability is considered doubtful. Through 2000, the allowance was calculated by applying the ratio of actual losses during the previous year (write-offs to gross revenues) to amounts overdue up to 90 days. For accounts over 90 days, the allowance was based on historical experience on such accounts. Effective as from 2001, the computation basis became the historical collection experience and a review of the current status of all trade accounts receivable. Thus current loss estimates consider the ratio of historical losses applied to the different categories of all outstanding amounts receivable from customers.

d. Foreign currency transactions

       Transactions in foreign currency are recorded at the exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of operations as they occur.

e. Inventories

       Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined on a weighted average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

f. Investments

       Investments, including fiscal incentive investments, are recorded at indexed cost through December 31, 2000, less a reserve for losses when considered necessary.

g. Property, plant and equipment

       Property, plant and equipment is stated at indexed cost through December 31, 2000, less accumulated depreciation. Interest on loans related to construction in progress is capitalized.

       Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress.

       Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 16.

       The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2000, 2001 and 2002.

h. Vacation pay accrual

       Employees cumulative vacation pay is accrued as earned.

i. Income and social contribution taxes

       Income and social contribution taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (b) tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date in relation to all temporary differences, except for the future benefit arising out of the goodwill amortization, where the effect of a change in rates is recognized in capital reserves within shareholders’ equity.

j. Loans and financing

       Loans and financing include accrued interest and monetary and/or exchange variation to the balance sheet date.

k. Reserves for contingencies

       Reserves for contingencies are recognized for the amounts of probable losses based on legal advice and management's opinion of the outstanding matters at the balance sheet date. The basis and nature of the provisions are described in Note 21.

l. Revenue recognition

       Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from activation and installation fees are recognized upon the activation of customer services. For the fixed terminals activated on the pre-paid scheme, the amounts received are recorded as advances from customers and revenue is recorded according to the provision of the services.

m. Interest income and expense

       Interest income represents interest earned and gains and losses on temporary cash investments (after adjusting in 2000 for the effects of inflation as measured by the inflation index).

       Interest expense represents interest incurred and charges on loans and financing (after adjusting in 2000 for the effects of inflation as measured by the inflation index) and exchange gains and losses on foreign currency loans and financing.

n. Research and development

       Research and development costs are charged to expense as incurred. Total research and development costs were R$24,696, R$8,000 and R$3,761 for the years ended December 31, 2000, 2001 and 2002, respectively.

o. Pensions and other post-retirement benefits

       Private pension plans and other retirement benefits sponsored by the Company for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction No. 371/00, Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from the beginning of 2002, adjustments to the actuarial deficit provision are being recognized as a period expense.

p. Employees’ profit sharing

       The Companies have made a provision for granting employees the right to a share of their profits. The amount determined to be paid in the year following the recorded provision is in accordance with the agreement with the union, the Company’s bylaws and the labor agreement.

q. Advertising costs

       Advertising costs are expensed as incurred and amounted to R$49,272, R$120,145 and R$117,558 during the years ended December 31, 2000, 2001 and 2002, respectively.

r. Earnings (loss) per thousand shares

       Earnings (loss) per thousand shares have been calculated based on the number of outstanding shares at the balance sheet date, net of treasury stock.

s. Segment information

       The Companies operate solely in one segment for local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the states of Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and in the Federal District.

t. Use of estimates

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. Net operating revenue from fixed telecommunications services

	2000	2001	2002
Local services:
Monthly charges	1,425,256	2,218,784	2,656,631
Measured service charges	2,024,423	2,863,073	3,106,544
Public telephones	283,485	274,218	341,766
Other	156,120	191,679	149,643
Total	3,889,284	5,547,754	6,254,584
Non-local services:
Intra-state and interstate	986,863	1,341,288	1,748,190
International	662	718	594
Total	987,525	1,342,006	1,748,784
Data transmission	241,216	324,690	504,979
Network services	914,850	994,343	1,021,308
Other	201,851	249,703	310,025
Gross operating revenues	6,234,726	8,458,496	9,839,680
Value added and other indirect taxes	(1,519,260)	(2,200,580)	(2,670,871)
Discounts	(63,282)	(99,508)	(97,441)
Net operating revenue	4,652,184	6,158,408	7,071,368

       There are no customers who account for more than 5% of gross operating revenues.

5. Cost of services

	2000	2001	2002
Depreciation and amortization	2,303,458	2,597,160	2,614,511
Personnel	155,953	185,843	144,581
Materials	24,269	91,746	78,760
Services	1,146,006	1,689,287	2,057,839
Other	139,013	201,557	247,667
	3,768,699	4,765,593	5,143,358

6. Other net operating income (expenses)

	2000	2001	2002
Taxes other than income taxes	(46,657)	(22,141)	(23,190)
Provision for retirement incentive plan and lay-off	(76,579)	(98,173)	(3,295)
Technical and administrative services	86,762	27,268	35,564
Provision for contingencies, net of reversal (note 21)	26,607	(8,015)	(29,159)
Fines and expenses recovered	58,225	82,524	95,706
Write-off - interconnection accounts receivable	-	(74,963)	-
Write-off of collection in process of classification	-	26,768	24,255
Write-off of advances and other credits	-	(25,802)	(6,727)
Infra-structure rentals	20,704	27,006	36,146
Donations and sponsoring	(10,127)	(17,523)	(26,707)
Unclaimed dividends	-	19,162	6,468
Reversal of other provisions	7,776	14,218	10,780
Other	(9,812)	(11,204)	1,340
	56,899	(60,875)	121,181

       In 2001, the Company created an interconnection function to support and coordinate all matters concerning relations with other telecommunications companies, with the objective of reevaluating outstanding contracts and renegotiating the balances from previous years. As a result, provisions for write-off totaling R$74,963 were recognized as other operating expenses in 2001, on the basis of the expectation of realization of the related accounts receivable.

       The retirement incentive plan and lay-off expense relate to the following termination plans:

		Incurred
		Number of	Termination
Plans	Period covered	employees	costs
Projeto Amanhã	Dec. 98 - Feb. 99	1,230	69,669
Lay-Off	May 99 - July 99	1,843	72,210
Apoio Daqui	Oct. 99- Mar. 02	6,151	234,450
Projeto Novos Caminhos	Sep. - Dec. 2000	324	14, 960

       The plans included termination benefits as part of the Company's overall restructuring plan. The costs at each year-end were provided considering the projected employees for each branch, department and job position.

       Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$34,598, R$55,372 and R$67,889 in 2000, 2001 and 2002, respectively.

7. Net financial income (expense)

	2000	2001	2002
Financial income:
Interest income	139,806	253,055	228,571
Gain on foreign currency denominated assets	15,830	57,265	85,181
Financial expenses:
Interest expense	(135,085)	(246,147)	(541,895)
Losses on foreign currency financing	(71)	(111,224)	(102,317)
	20,480	(47,051)	(330,460)

8. Net non-operating income (expense)

	2000	2001	2002
Gain (loss) on disposal of fixed assets	(39,694)	(5,084)	5,502
Gain on acquisition of CRT	185,262	-	-
Amortization of goodwill on merger of CRT	(16,654)	(96,133)	(96,133)
Gain (loss) on disposal of other permanent asset	15,979	18,960	3,642
Other	21,860	(2,910)	8,677
	166,753	(85,167)	(78,312)

       During the year ended December 31, 2000, the Company recognized a gain of R$ 185,262 due to the change in its percentage ownership interest in the Subsidiary attributable to the issuance of the Subsidiary’s shares in exchange for CRT shares (see Note 1).

9. Income and social contribution taxes

       Brazilian income taxes comprise federal income and social contribution taxes. In 2000, 2001 and 2002, the rate for income tax was 25%. The rate for social contribution tax was 12% until January 2000, falling to 9% from February 1, 2000. These changes produced combined statutory rates of 37% in January 2000 and 34% from February 1, 2000 thereafter.

       Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when the related assets are subsequently depreciated, amortized or disposed of.

       The following is an analysis of total income tax income (expense) benefit:

	2000	2001	2002
Social contribution tax	(21,100)	(29,200)	(9,963)
Income tax	(61,429)	(89,751)	(57,326)
Deferred taxes	8,143	206,298	66,373
Total tax income (expense)	(74,386)	87,347	(916)

       Supplementary information regarding taxes posted directly to shareholders’ equity:

2000
Deferred taxes on full indexation	(199,987)
(199,987)

       The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	2000	2001	2002
Income (loss) before taxes as reported in the
accompanying financial statements (domestic)	195,242	(202,319)	146,992
Combined statutory rate	34%	34%	34%
Tax charge at the combined statutory rate	(66,382)	68,789	(49,978)
Permanent additions:
Goodwill amortization on CRT merger	(5,662)	(32,685)	(32,685)
Other Non-deductible expenses	(5,643)	(8,701)	(9,174)
Permanent exclusions:
Payments of interest on shareholders’ equity	18,190	26,974	91,998
Tax exempt income	21,311	21,263	5,319
Other items:
Goodwill on purchase of CRT	11,117	-	-
Reversal of tax loss as a consequence of the
merger of CRT	(34,070)	-	-
Reversal of tax loss due to REFIS program	(17,617)	-	-
Effect of rate changes	-	12,601	(8,719)
Other, net	4,370	(894)	2,323
Income and social contribution taxes as reported in
the accompanying financial statements	(74,386)	87,347	(916)

       In 2000, 2001 and 2002, part of dividends proposed by the companies for payment at the end of the year was characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, this part of the dividend was treated as a deduction for income tax purposes.

       The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	2001	2002
Deferred tax assets:
Future benefit from
Goodwill pushed down from Bluetel	211,052	143,515
Goodwill on acquisition of CRT	246,598	187,749
Provision for contingencies	125,532	132,097
Provision for voluntary terminations	11,253	-
Unrealized revenue	9,075	7,497
Allowance for doubtful accounts	48,812	52,281
Provision for actuarial deficiency- FCRT	162,362	170,626
Other	59,587	71,896
Total (see Note 13)	874,271	765,661
Deferred tax liabilities:
Additional indexation expense from pre-1990	19,203	16,772
Effect of full indexation	607,555	386,786
Other	18,504	54,319
Total	645,262	457,877

       Deferred tax liabilities on the effects of full indexation relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 2000.

       Other deferred tax liabilities refer to unrealized revenue from interest accruing on loans to certain mobile telephone operators resulting from the Telebrás spin-off in 1998, which are being contested by the creditors (Note 14).

       The composition of tax liabilities is as follows:

	2001	2002
Federal income tax payable	5.839	24,822
Deferred tax liabilities	645,262	457,877
Total	651,101	482,699
Current	85,072	64,958
Non-current	566,029	417,741

       The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2002 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company.

       The periods during which the deferred tax assets are expected to be realized are given below. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, the technical study having been approved by the executive and supervisory boards and examined by the fiscal council.

2003	244,962
2004	176,154
2005	111,326
2006	40,025
2007	38,160
2008 a 2010	74,897
2011 a 2012	17,000
2012 and after	63,137
TOTAL	765,661
Current	244,962
Noncurrent	520,699

       The recoverable amount foreseen after the year 2012 relates to a provision to cover the actuarial deficit of the FCRT pension plan (see Note 22), the liability for which is being paid over 19 years, the maximum period established by the Supplementary Pensions Department (SPC). Despite the time limit stipulated by the SPC, based on estimated future taxable income, the Company would be able to recover the deferred tax balance entirely by the year 2007 if it decided to prepay the FCRT liability that year.

10. Cash flow information

	2000	2001	2002
Income and social contribution taxes paid	133,543	133,543	38,666
Interest paid	89,177	453,120	347,558

11. Cash and cash equivalents

	2001	2002
Cash and bank accounts	26,129	62,846
Temporary cash investments	439,401	1,533,317
	465,530	1,596,163

       Temporary cash investments are composed of public federal securities managed by a financial institution with average yields equivalent to the CDI (Interbank deposit rate) and are denominated in Brazilian reais.

12. Trade accounts receivable, net

	2001	2002
Unbilled amounts	474,626	572,453
Billed amounts	899,876	1,124,166
Allowance for doubtful accounts	(143,565)	(153,768)
	1,230,937	1,542,851

       The changes in the allowance for doubtful accounts were as follows:

	2000	2001	2002
Beginning balance	39,493	55,287	143,565
Provision charged to selling expense	121,176	375,526	262,505
Write-offs	(105,382)	(287,248)	(252,302)
Ending balance	55,287	143,565	153,768

13. Deferred and recoverable taxes

	2001	2002
Tax withheld at source	7,614	9,985
Recoverable social contribution tax	18,843	11,190
Recoverable income tax	155,299	180,897
Deferred tax assets (see Note 9)	874,271	765,661
Sales and other taxes	286,485	341,742
	1,342,512	1,309,475
Current	406,387	416,015
Non-current	936,125	893,460

14. Other assets

	2001	2002
Amounts receivable from loans to mobile telephone operators	100,346	162,207
Maintenance inventories	58,927	63,171
Prepayments	47,326	58,370
Accounts receivable from assets disposals and others	3,823	7,032
Recoverable advances	75,771	78,407
Court deposits	256,715	332,090
Other	105,089	96,883
	647,997	798,160
Current	221,473	194,297
Non-current	426,524	603,863

       Loans to mobile telephone operators of R$162,207 as of December 31, 2002 (R$100,346 in 2001) arose from loans allocated to the Company on the spin-off of Telebrás. The loans are to Telebrasília Celular S.A. and Telegoiás Celular S.A. and were used by them in their plant expansions. They are indexed to the U.S. dollar and bear interest that varies between LIBOR plus 1% per semester and 11.55% per annum.

       The legality of these obligations is being contested by the parent Company of Telebrasília Celular S.A. and Telegoiás Celular S.A. and thus they are not being paid. Based on the opinion of the Company legal advisors, no provision for losses regarding these balances has been made. The Company is providing for deferred tax on the financial income generated from such loans. The corresponding deferred tax is recognized as a long-term liability.

15. Investments

	2001	2002
Fiscal incentive and other investments	109,044	171,537
	109,044	171,537

       The investments are stated at cost and refer mainly to equity interests obtained by converting into shares or capital quotas the tax incentive investments in regional funds, information technology companies and audiovisual projects. Most are shares of other telecommunication companies located in the regions covered by such regional incentives.

16. Property, plant and equipment, net

a. Composition:

	2001	2002
Construction-in-progress	2,737,389	1,209,507
Automatic switching equipment	7,343,974	7,662,067
Transmission and other equipment	13,845,556	15,651,358
Buildings	5,035,575	5,440,501
Other	1,754,741	2,250,956
Total cost	30,717,235	32,214,389
Accumulated depreciation	(18,486,222)	(20,754,258)
Property, plant and equipment, net	12,231,013	11,460,131

       Transmission and other equipment includes: transmission equipment, aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

       Other assets include: underground cables, computer equipment, vehicles, land and other assets. Within “Other assets” the book value of land is R$121,046 at December 31, 2001 and R$112,089 at December 31, 2002.

       Changes in property, plant and equipment for the year ended December 31, 2001 and 2002 are:

	2001	2002
Beginning balance	11,476,414	12,231,013
Additions	3,447,534	1,975,618
Disposals	(45,829)	(8,034)
Depreciation	(2,647,106)	(2,738,466)
	12,231,013	11,460,131
Ending balance

b. Capitalized interest

       As required of companies in the telecommunications industry at that time, the Company capitalized interest attributable to construction-in-progress, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans specifically related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$46,926, R$247,380 and R$127,979, were capitalized in 2000, 2001 and 2002, respectively.

c. Depreciation rates

       The annual depreciation rates applied to property, plant and equipment are as follows:

%
Automatic switching equipment	20.00
Transmission and other equipment	20.00
Buildings	4.00
Other assets (excluding land)	5.00-20.00

d. Rentals

       The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	2000	2001	2002
Rent expenditure	115,639	165,027	149,376

       Future minimum lease payments under operating leases that have initial or remaining non-cancelable leases in excess of one year are as follows:

2003	38,892
2004	15,716
2005	7,224
2006	7,369
2007	7,477
2008	7,514
2009 and after	7,622
Total	91,814

17. Payroll and related accruals

	2001	2002
Salaries and wages	3,443	3,149
Accrued social security charges	51,604	37,985
Accrued benefits	4,359	3,218
Accrued liability for voluntary terminations	33,096	-
	92,502	44,352

18. Taxes other than income taxes

	2001	2002
ICMS (Value-added tax)	388,664	607,361
Other indirect taxes on operating revenues	71,241	93,811
	459,905	701,172
Current	277,091	356,720
Non-current	182,814	344,452

       The long-term portion refers to ICMS (State VAT) mentioned in Note 21 “Taxes – ICMS on activation fees and other services”, related to income from other services not directly related to telecommunications as from 1998, which the Company is challenging in court and for which escrow deposits are being made. It also includes the deferred ICMS arising on account of an incentive scheme offered by the government of the State of Paraná, which grants four years postponement without interest charges.

19. Dividends and employees’ profit sharing

	2001	2002
Controlling shareholders	25,820	19,141
Minority shareholders	226,544	230,635
Employee profit sharing	51,714	40,390
	304,078	290,166

20. Loans and financing

	2001	2002
Financial institutions (a)	2,404,438	2,424,901
Debentures (b)	545,310	1,445,310
Other financing (c)	53,607	18,488
Hedge (g)	3,732	(19,337)
Accrued interest	141,157	306,805
	3,148,244	4,176,167
Current	448,778	591,874
Non-current	2,699,466	3,584,293

a. Financial institutions

       As of December 31, 2002, financing from financial institutions denominated in local currency bore interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates) plus 3.85% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency) plus 3.85% to 6.5% per annum, 100% and 109% of CDI (Interbank Deposit rate) and IGP-M (General Market Price Index ) plus 12% per annum. In 2002 this resulted in an average rate of 20.38% per annum.

       Financing denominated in foreign currency bears fixed interest rate of 1.75% to 15.50% per annum resulting in an average rate of 4.85% per annum, and a variable interest rate of LIBOR plus 0.5% to 4.00% per annum, resulting in an average rate of 3.24% per annum. The LIBOR rate was 1.38% per annum on December 31, 2002 for semi-annual payments.

b. Debentures

       In 2000, the Company issued debentures convertible into preferred shares, for the purpose of financing part of the investment program of the Subsidiary. Total funding was R$ 817,600, and subscription bonuses were fully paid-up, in the amount of R$ 285,702. Debentures yield interest of 4% per annum, above the Brazilian long-term interest rate (TJLP) of 10% per annum as of December 31, 2001 and 2002, respectively, payable semiannually. The portion of interest attributable to a TJLP rate in excess of 6% per annum will be added to the debenture balance.

       In 2002, the Subsidiary made 2 new public issues of debentures:

       First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit value of R$ 10, totaling R$ 500,000, issued on May 1, 2002. The maturity period is two years, and remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to maturity.

       Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit value of R$ 10, totaling R$ 400,000, issued on December 1, 2002. The maturity period is two years, and remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to maturity.

       As of December 31, 2002, no debentures issued by the Company had been repurchased.

c. Other financing

       Relates substantially to loans from suppliers of telecommunication equipment denominated in U.S. dollars that bear interest at either a fixed rate of 1.75% per annum or a variable rate of LIBOR plus 0.5% to 2.95% per annum.

d. Repayment schedule

       Non-current debt is schedule to be paid as follows:

2002
2004	1,602,571
2005	702,571
2006	740,054
2007	489,312
2008 and after	49,785
3,584,293

e. Currency analysis

	Exchange rate at December 31
	31, 2002 (Units of one
	Brazilian real)	2001	2002
Brazilian reais		2,897,045	3,951,541
U.S. dollars	3.5333	251,199	224,626
		3,148,244	4,176,167

f.Guarantees

       The loans from financial institutions are subjected to restrictive clauses related to ratios to be achieved, which, if not met, provide a creditor with the right to anticipate the maturity and require additional charges. As of December 31, 2002, the Company was not in default of any of its loan covenants.

       The loans and financing contracted are guaranteed by the credits derived from the provision of telephone services.

g. Swap contracts

       As of December 31, 2002 the Company had R$224,626 (R$ 251,199 as of December 31, 2001) of debt denominated in U.S. dollars.

       The Company entered into several swap transactions in order to try to mitigate losses from devaluation of the Brazilian real. The market risk on these swap contracts results from changes in Brazilian certificate of deposit rates (CDI) versus changes in the exchange rate. The main terms of these swap transactions are as follows:

       (a)     The interbank certificate of deposit rate is that quoted by CETIP (Central de Custódia e de Liquidação);

       (b)     The change in the exchange rate is that quoted by the Brazilian Central Bank, plus an annual fixed rate from 5.86% to 30.3% per annum.

       If the amount calculated under the terms described in (a) is greater than the amount calculated under (b), the Company must pay the Banks the difference between the two calculations. If the amount calculated under the terms of (b) is greater than the amount calculated under (a), the Banks must pay the Company the difference.

       The details of the notional values and maturity periods are as follows:

2002
Number of contracts	57
Original value (U.S.$ thousand)	90,839

Maturity periods:
Up to 1 year	33,618
1 to 3 years	57,221

       The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

       The swap operations resulted in a loss of R$2,358 and gain of R$28,874 during the years ended December 31, 2001 and 2002, respectively, which were recorded in financial expense and financial income, in that order.

21. Provision for contingencies

       The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company’s business and financial condition.

       The Company considers the risk of loss of each contingency, which is classified as probable, possible or remote, taking into consideration the advice of its legal advisors. Provision for contingencies for which a loss was considered probable were recognized in the financial statements.

       Changes in the provision for contingent liabilities for the years ended December 31, 2000, 2001 and 2002, were as follows:

	Year ended December 31
	2000	2001	2002
Beginning balances	207,792	390,874	378,478
Contingencies paid during the year	(85,436)	(20,411)	(18,413)
Provision for contingencies from merger of CRT	295,125	-	-
Additional provisions	40,124	50,558	55,475
Gain on inflation of accrued contingencies	(35,812)	-	-
Reversal of provisions	(30,919)	(42,543)	(26,316)
Ending balances	390,874	378,478	389,224

       As a part of its periodic review of legal proceedings and other contingencies, the Company recalculated the estimated losses from labor and civil contingencies at December 31, 2000, 2001 and 2002, taking into consideration such factors as recent favorable judicial decisions, its experience in negotiations on similar claims and reduction of the expected incidence of potential labor and civil contingencies, resulting in a reversal of the related provision of R$30,919, R$42,543 and R$26,316 on December 31, 2000, 2001 and 2002, respectively.

       The provision for contingent liabilities was as follows:

	Year ended December 31
	2001	2002
Labor claims	320,337	316,334
Disputed taxes	7,871	11,905
Civil claims	50,270	60,985
	378,478	389,224
Current	63,403	3,232
Non-current	315,075	385,992

       Those contingencies for which the related risks of loss were considered possible (rather than probable) and therefore not provided for in the financial statements, were as follows:

	Year ended December 31
	2001	2002
Labor claims	323,467	440,798
Disputed taxes	402,610	570,460
Civil claims	102,761	253,771
	828,838	1,265,029

Labor claims

       The labor claims relate to various lawsuits filed by the Company’s former employees and their labor unions.

Disputed taxes

       Disputed taxes refer mainly to additional tax assessments due to differences in interpretation of tax legislation. The determination of the manner in which the various federal, state and municipal taxes apply to the operations of the Company is subject to varying interpretations arising from the unique nature of the Company’s operations. Management believes that its interpretation of the Company’s tax obligations is substantially in compliance with the applicable legislation. Accordingly, any changes in the tax treatment afforded to the Company’s operations will be the result of new legislation or interpretive rulings of the tax authorities that will not have any retroactive impact.

Other

       Telebrás, the legal predecessor of the Holding Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the spin-off, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the spin-off remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebrás may challenge this allocation of liability. Management of the Holding Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Holding Company are remote and, accordingly, no provision has been recorded.

Civil claims

       The civil claims relate mainly to disputed contractual adjustments due to changes arising from the government various economic stabilization plans and other causes.

22. Employee benefits – pension and other post employment benefit plans, stock option plans and other benefits

a. Pension and other post employment benefit plans

       The Subsidiary sponsors various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System, and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000.

       The status of each plan is reviewed annually by independent actuaries at the balance sheet date. In the case of defined benefit plans, immediate recognition is given to actuarial gains and losses and as from 2001 the Subsidiary has established a liability in the balance sheet for the deficits of those plans showing deficits, following the requirements of a new CVM Ruling. In the case of plans that show surpluses, no assets are recognized due to the legal impossibility of distributing the surpluses.

       Details of the pension plans are as follows:

a.1 SISTEL

a.1.1 Description of the plans

PBS-A — Defined benefit pension plan and PAMA — Retirees’ health care plan

       The Subsidiary, together with other companies, sponsors a defined benefit private pension plan and a post-retirement benefit health care plan managed by Fundação SISTEL de Seguridade Social (“SISTEL”), the PBS-A and PAMA plans. Until December 1999, all sponsors of the plans managed by SISTEL were jointly and severally liable as to these plans. On December 28, 1999, the sponsors negotiated conditions to create plans individualized by sponsor with the maintenance of joint and several liability only for the participants already receiving benefits. This restructuring of SISTEL was approved by the government regulator, the Supplementary Pensions Secretariat (“SPC”), on January 13, 2000.

       The PAMA plan was subsequently expanded to cover all the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV (see below) on December 31, 2001, except for those in the PBT-BrT plan. According to legal and actuarial opinions, the sponsor’s liability for contributions to the PAMA plan is exclusively limited to 1.5% of the payroll of active participants.

TCSPREV — Defined contribution plans

       This defined contribution plan and settled benefits plan was introduced on February 28, 2000, with the adherence of around 80% of employees at that time. On December 31, 2001, all the other pension plans sponsored by the Company and managed by SISTEL were transformed into defined contribution plans with settled benefits and were merged into TCSPREV. The reorganization was subsequently approved by the SPC. The plans that were merged into TCSPREV were the PBS-TCS, PBT-BrT, the BrT Management Agreement plan and the Supplementary Plan for the Paraná branch employees. TCSPREV currently serves around 62% of active employees.

PAMEC-BrT — Health-care plan

       This health care plan covers retirees in the PBT-BrT pension plan, which was incorporated into the TCSPREV plan on December 31, 2001.

a.1.2 Contributions

PBS-A — Defined benefit pension plan and PAMA — Retirees’ health care plan

       Contributions to the PBS-A plan are only required in case of an actuarial deficit. As of December 31, 2002, the PBS-A plan was in surplus.

       The PAMA plan is maintained with contributions of 1.5% of the payroll of active participants linked to the PBS plans, segregated and sponsored by the several SISTEL sponsors.

TCSPREV — Defined contribution plan

       Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine costs. In the case of the PBS-TCS defined benefit plan group, the Subsidiary’s contribution in 2002 was 12% of the payroll of the participants, whilst the employees’ contribution varied according to the age, service time and salary. In the remaining TCSPREV defined contribution plan groups, the contributions are made equally by the employee and the Subsidiary and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Subsidiary. The Subsidiary is responsible for the administrative cost of and risk benefits. In 2002 contributions by the Subsidiary to the TCSPREV groups other than PBS-TCS represented on average 7.14% of the payroll of the plan participants.

PAMEC-BrT — Health-care plan

       Contributions for this plan were fully paid in July 1998.

a.2 FCRT

a.2.1 Description of the plans

BrTPREV plan

       The BrTPREV plan was introduced on October 21, 2002 as a defined contribution and settled benefits plan to provide supplementary pension benefits to employees of the former CRT. As of December 31, 2002, this plan was still receiving migrations from alternative plans previously sponsored by CRT.

Brasil Telecom Founder and Alternative plans

       The Brasil Telecom Founder and Alternative plans are defined contribution and settled benefits plans, now closed to the entry of new participants.

a.2.2 Contributions

BrTPREV plan

       Contributions are made equally by the employee and the Subsidiary and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Subsidiary. The Subsidiary is responsible for the administrative cost of and risk benefits. In 2002 (November and December only) contributions by the Subsidiary represented on average 1.32% of the payroll of the plan participants.

Brasil Telecom Founder and Alternative plans

       The regular Subsidiary contributions in 2002 to the Founder plan were an average of 9.04% of the participants’ payroll and to the Alternative plan 7.19%. Employees contributed at variable rates according to age, service time and salary, at an average rate in 2002 of 7.87% for the Founder plan and 6.77% for the Alternative plan.

       The technical deficit corresponding to the current value of the Subsidiary’s supplementary contribution must be amortized within a maximum period of 20 years as from January 2000, according to SPC requirements. These supplementary contributions in 2002 amounted to 29.3% (Founder plan) and 37.4% (Alternative plan) of the respective participants’ payrolls.

a.2.3 Resolution CVM 371/2000

       In accordance with CVM resolution 371/2000, the Company recognized the entire actuarial deficit of R$ 490,744 of the Founder and Alternative plans at December 31, 2001 directly in shareholders’ equity, net of the corresponding income tax benefit and minority share.

       As a result of a new actuarial valuation of these plans at December 31, 2002 the deficit increased to R$ 501,840 and consequently the liability was increased to the same amount, the difference being charged to expenses.

a.3 Status of the SISTEL and FCRT plans

       The status of the SISTEL and FCRT plans at December 31, 2001 and 2002 is presented below, in accordance with CVM Resolution 371/2000:

		FCRT			SISTEL
	2001	2002			2001	2002
	ALTERNA-		ALTERNA-
	TIVE AND	BrTPREV	TIVE AND	TOTAL OF	TCSPREV
	FUNDADOR		FUNDADOR	THE PLANS
Reconciliation of assets and liabilities recognized in the balance sheet
Actuarial liabilities with benefits granted	740.714	587.288	185.701	772.989	127.001	154.657
Actuarial liabilities with benefits to be granted	218.163	72.222	76.939	149.161	364.090	349.072
(=) Total present value of actuarial liabilities	958.877	659.510	262.640	922.150	491.091	503.729
Fair value of plan assets	-468.133	-297.040	-123.270	-420.310	-491.091	-503.729
(=) Net actuarial liability recognized in the balance sheet	490.74	362.47	139.37	501.840	-	-
CHANGES OF NET ACTUARIAL LIABILITY
Present value of actuarial liability - beginning of period	834.143	-	958.877	958.877	467.583	491.091
Cost of interest	87.584	-	14.210	14.210	-	-
Current service cost	53.241	174	12.543	12.717	31.614	30.752
Current service cost of the sponsor	46.106	81	3.009	3.090	18.049	16.247
Current service cost of the participants	7.135	93	9.534	9.627	13.565	14.505
Net benefits paid	-71.836	-69.859	-72.144	-142.003	-29.411	-45.399
Administrative cost of the plan	-	-	-5.029	-5.029	-	-5.386
Transfer of commitments to BrTPREV	-	729.195	-729.195	-	-	-
Actuarial (gain) or loss on actuarial liability	55.745	-	83.378	83.378	21.305	32.671
Present value of actuarial liability - end of period	958.877	659.510	262.640	922.150	491.091	503.729
Fair value of plan assets at the beginning of the period	428.782	-	468.133	468.133	449.054	491.091
Expected income from plan assets	103.260	-	-	-	-	-
Regular contributions received by the plan	35.451	174	13.238	13.412	31.614	30.490
Sponsor	27.575	80	3.705	3.785	18.049	15.985
Participants	7.876	94	9.533	9.627	13.565	14.505
Amortization contributions received from the sponsor	-	-	14.210	14.210	-	-
Other funds collected	-	335	790	1.125	-	-
Payment of benefits	-71.836	-69.859	-72.144	-142.003	-29.411	-45.399
Administrative expenses of the plan	-3.441	-336	-5.818	-6.154	-4.652	-5.124
Transfers to BrTPREV	-	366.726	-366.726	-	-	-
Actuarial gains (losses) on plan assets	-24.083	-	71.587	71.587	44.486	32.671
Fair value of plan assets at the end of the period	468.133	297.040	123.270	420.310	491.091	503.729
(=) Value of net actuarial liability	490.744	362.470	139.370	501.840	-	-
EXPENSE RECOGNIZED IN THE INCOME STATEMENT
Current service cost (with interest)	34.710	174	12.543	12.717	31.614	30.752
Contributions from participants	-7.135	-93	-9.534	-9.627	-13.565	-14.505
Interest on actuarial liabilities	-	-	14.210	14.210	-	-
Actuarial losses (gains) recognized	-	-	11.791	11.791	-	-
Total expense recognized	27.575	81	29.010	29.091	18.049	16.247
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%	6%			6%	6%
Total yield expected from plan assets (over inflation)	6%	6%			6%	6%
Estimated salary increase index	1%	N/A	0%		N/A
Administrative cost (loading)	15% of regular contributions	8% of total contributions			5%
Mortality table	UP84	UP84			AT 2000 M
Disability table	Álvaro Vindas	Álvaro Vindas			Álvaro Vindas
Mortality rate of disabled	IAPB 57	IAPB 57			IAPB 57
Turnover	Average 4%	N/A	Average 5%	-	N/A
Retirement age	Equal to INSS,Altern.55	60	Equal to INSS,Altern.55	-	60
Inflation rate	4.5% p.a.	11.02% p.a.			11.02% p.a.	4.5% p.a.
N/A = Not applicable

ADDITIONAL INFORMATION

a) The position of the plan assets is for December 31, 2002.
b) The individual record data used for TCSPREV is for 12/31/02 and for FCRT is for 12/01/2002, projected to 12/31/2002.
c) The statistical records presented consider a family group of benefits as a single benefit.

	SISTEL

	PAMA		PAMEC		PBS-A

	2001	2002	2001	2002	2002

RECONCILIATION OF ASSETS AND LIABILITIES
Present value of actuarial liabilities	52.749	59.499	710	844	430.459
Fair value of plan assets	-52.749	-59.499	-710	-844	-542.744
(=) Net actuarial liability/(asset)	-	-	-	-	-112.285
MOVEMENTS OF NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability - beginning of period	51.830	52.749	625	710	412.664
Cost of interest		-	38	43	44.826
Current service cost	212	21	2	-	-
Current service cost of sponsor	212	21	2	-	-
Net benefits paid	-1.918	-5.835	-18	-26	-36.731
Administrative cost of plan	-179	-1.424	-3	-2	-
Actuarial (gain) or loss on actuarial liability	2.804	13.988	66	119	9.700
Present value of actuarial liability - end of period	52.749	59.499	710	844	430.459
Net assets of plan at beginning of period	51.830	52.749	622	710	472.118
Expected income from plan assets	-	-	40	43	107.357
Regular contributions received by the plan	212	22	2	-	-
Sponsor	212	22	2	-	-
Payment of benefits	-1.918	-5.835	-18	-26	-36.731
Administrative expenses of the plan	-179	-1.425	-3	-2	-
Actuarial gains (losses) on plan assets	2.804	13.988	67	119	-
Fair value of plan assets at the end of the period	52.749	59.499	710	844	542.744
(=) Value of net actuarial liability	-	-	-	-	(112,285)[1]
(1) Unrecorded actuarial asset.
EXPENSE RECOGNIZED IN THE INCOME STATEMENT
Current service cost (with interest)	212	21	2	-	-
Total expense recognized	212	21	2	-	-
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%		6%		6%
Total yield expected from plan assets	17.68% (Inflation + 6%)		17,68%		14,45%
Estimated salary increase index	N/A		N/A		8,15%
Administrative cost (loading)	15%		15%		-
Mortality table	N/A		EB 7/75		UP 84
Disability table	N/A		Álvaro Vindas		N/A
Mortality rate of disabled	N/A		Exp. Ex. CAP		N/A
Starting age for benefits	Retired accord. to Pl. PBS-A		Retired accord. to Pl. PBT-BrT		N/A
Inflation rate	11.02% p.a.		11.02% p.a.		5% p.a.

ADDITIONAL INFORMATION
a) The position of the plan assets is for December 31, 2002.
b) Individual record data used for PAMA and PAMEC is for 12/31/02. For PBS-A data for 09/30/02 was used, projected to 12/31/2002.
c) The statistical records presented consider a family group of benefits as a single benefit.
d) PBS-A is informed net of the plan's administrative costs.

b.Stock option plans

       On April 28, 2000 the shareholders approved a stock option plan for officers and employees of the Subsidiary. A maximum of 10% of each kind of Subsidiary’s stock may be used for the plan. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Subsidiary’s shareholders. Administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided to grant options using only preferred stock. The plan is divided into two separate programs:

b.1 Program A:

       This program is granted as an extension of management’s performance objectives for the Subsidiary established by the Supervisory Board for a five-year period. Up to December 31 of 2002, no stock had been granted under this program.

b.2 Program B:

       The price of exercising the option under Program B is established based on the arithmetic average of the market price for the last 20 trading sessions prior to granting the option, and will be price-level restated by the IGP-M index between the date of signing the contracts and the payment date.

       On December 16, 2002, the Company granted 622,364 (thousand) stock options under Program B. Vesting of these options occurs in the following manner:

  33% as from January 1, 2004

  33% as from January 1, 2005

  34% as from January 1, 2006

       Vesting can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

	Preferred stock	Average exercise
	options (thousand)	R$
Balance as of 12/31/2001	-	-
Granted	622,364	11.34
Balance as of 12/31/2002	622,364	11.34

c. Other employee benefits

       Other benefits granted to employees include private health and dental care plans, meal allowances, group life insurance, occupational accident insurance, sickness allowance and transportation subsidies.

23. Shareholders’ equity

a. Share capital

       Authorized capital stock as of December 31, 2002 was 700 billion shares. The Company’s issued and paid up capital stock is comprised of preferred shares and common shares, all without par value, as shown in the table below:

				Treasury
	Common	Preferred	Subtotal	Shares	Total
Number of shares as of December 31, 1999	124.369.031	210.029.997	334.399.028	-	334.399.028
Issuance of shares	-	9.833.514	9.833.514	-	9.833.514
Number of shares as of December 31, 2000	124.369.031	219.863.511	344.232.541	-	344.232.541
Issuance of shares	4.090.848	-	4.090.848	-	4.090.848
Number of shares as of December 31, 2001	128.459.878	219.863.511	348.323.389	-	348.323.389
Issuance of shares	3.203.638	-	3.203.638	(692.000)	2.511.638
Number of shares as of December 31, 2002	131.663.516	219.863.511	351.527.027	(692.000)	350.835.027

       The capital may be increased only by a decision taken at a shareholders’ meeting in connection with the capitalization of profits or reserves previously allocated to capital increases at the shareholders’ meeting.

       The preferred shares are non-voting except under limited circumstances and are entitled to a minimum preferential non-cumulative dividend of 6% of the capital value per share or, as from 2002, 3% of the net book value per share, whichever is greater. Also the preferred shares have priority over the common shares in the case of liquidation of the Company. Under Brazilian Corporate Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b. Treasury Stock

       On December 31, 2002, 692,000 thousand common shares were held in treasury (none at December 31, 2001). These treasury shares are derived from the stock repurchase program.

       On October 1, 2002 the Company’s Board of Directors approved a proposal to repurchase preferred and common stock under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized limit for the repurchase was 6,161,061 thousand common shares and 21,986,351 preferred shares, corresponding to 10% of the common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from October 2, 2002.

       The quantity purchased was 692,000 thousand common shares, the weighted average, minimum and maximum costs were R$ 13.25, R$ 12.40 and R$ 13.75 per thousand shares respectively. The total amount paid was R$ 9,168, to which R$7 was added for brokerage and other fees.

       None of the common shares acquired were sold during the 2002 financial year.

       On December 31, 2002, the Company’s common stock was quoted on the BOVESPA exchange at R$ 13.80 per thousand shares. The common stock held in treasury represented R$ 9,550, quoted at the market value on that date.

c. Capital Reserves

Reserve for Share Subscription Premium

       This reserve arose from the difference between the amount paid on subscription and the value of the corresponding capital.

Special Goodwill Reserve

       This reserve arose out of the corporate restructuring described in Note 1 and represents the value of the tax benefits which it is estimated will be generated by the future amortization of the goodwill. Each year an amount of the reserve, corresponding to the realized benefit may be capitalized, to the benefit of the controlling shareholder, by the issue of new shares. Minority shareholders are ensured the right to preference, in proportion to their respective holdings in type and class of shares, and the consideration for such acquisitions as they choose to make, will be paid to the controlling shareholder in accordance with the terms of CVM instruction 319/99. In 2001 and 2002 shareholders meetings approved capital increases of R$23,692 and R$24,970, respectively, corresponding to the 2000 and 2001 realized portion of such tax benefits.

Other Capital Reserves

       These reserves arose out of the funds invested in income tax incentives.

d. Income reserves

Legal Reserve

       A Brazilian company is required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital or 30% of paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. The legal reserve can only be used to increase capital or to offset accumulated losses.

Unrealized profit reserve

       This reserve represents income recognized but not yet received relating to net gains on indexation through December 31, 1995 and to adjustments to investments valued on the equity basis. The realization of this reserve will occur when fixed assets are depreciated or disposed of and as dividends or other distributions are received from the subsidiary companies. Realization of this reserve is transferred to retained earnings.

       In 2002, the Company reversed R$353,659 (R$272,280 in 2001), according to its current policy for common and preferred shareholders remuneration.

e. Dividends and interest on capital

       Pursuant to its by-laws and Brazilian Corporate Law, the Company is required to distribute as dividends in respect of each fiscal year ending December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of adjusted net income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of adjusted net income as mentioned in Note “23.a” above. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares.

       Brazilian corporations may make payments to shareholders characterized as interest on the Company’s capital (the “JSCP”). The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2001 and 2002 as JSCP. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes and is deducted from compulsory dividends, net of withholding income tax.

       Mandatory minimum dividends calculated in accordance with Brazilian Corporate Law and the Company’s by-laws are:

	2001	2002
Net income (loss) of the year	(39,252)	148,473
Adjustments necessary to reach the adjusted distributable income	293,518	294,968
according to the Brazilian Corporate Law
Realization of unrealized profit reserve	272,280	353,659
Transfer to legal reserve	(12,714)	(22,172)
Adjusted net income	513,832	774,928
Minimum dividends - 25%	133,958	193,732

       Priority dividends and dividends for common shares in identical conditions were:

	2001	2002
	6% OF	3% OF
	CAPITAL	SHAREHOLDERS'
		EQUITY
COMMON	49,403	72,562
PREFERRED	84,555	121,170
TOTAL	133,958	193,732

Interest on capital — JSCP

       The Company credited interest on capital to its shareholders according to the stock position on the date of each credit made during the financial year. The JSCP interest was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders’ meeting. In 2001 the Company did not credit interest on capital to its shareholders.

2002
INTEREST ON CAPITAL (JSCP) CREDITED TO SHAREHOLDERS	159,300
COMMON STOCK	59,884
PREFERRED STOCK	99,416
WITHHOLDING TAX (IRRF)	(23,895)
JSCP, NET	135,405

       Allocation of interest on capital to the compulsory dividend was:

TOTAL DIVIDENDS PER THOUSAND SHARES (IN REAIS)	2001	2002
COMMON	0.384581	0.551115
PREFERRED	0.384581	0.551115

24. Expansion plan contributions

       Expansion plan contributions were the means by which Brazilian telecommunication companies financed the growth of their telecommunications network up to July 1997. Contributions were made by companies or individuals wishing to be connected to the national telephone network. The Companies’ expansion plan contribution program was terminated, with no new contracts being signed after June 30, 1997. The remaining balance as of December 31, 2001 and 2002, R$9,455 and R$8,159 presented within “other non-current liabilities” in the consolidated balance sheet, arose from plans realized before termination, the corresponding net assets of which are already included in the Subsidiary’s fixed assets through the Community Expansion Plan. The Subsidiary must await final court decisions arising from lawsuits filed by interested parties before the corresponding shares can be issued.

25. Transactions with related parties

Transactions with related parties refer to operations with the parent company, Solpart Participacoes S.A. and the subsidiaries Nova Tarrafa Participacoes Ltda. and Brasil Telecom S.A., as well as their subsidiaries.

       Transactions between related parties and the Company are carried out on an arms-length basis. The principal transactions are:

Solpart Participações S.A.

Dividends and Interest on Capital

       R$ 38,989 (R$ 25,820 in 2001) of the dividends credited in 2002 were allocated to the parent company.

       Brasil Telecom S.A. (balances and transactions have been eliminated in the consolidated financial statements)

Dividends/Interest on Capital

       The Subsidiary credited interest on capital to the Company in the amount of R$ 213,367 (R$ 152,366 in 2001). The balance of this asset as of December 31, 2002, net of withholding income tax, is R$ 181,362 (R$ 129,511 as of December 31, 2001).

Loans to Subsidiary

       The receivable that arose at the time of the Telebrás spin-off is indexed to the US dollar, bears interest at 1.75% per year, and amounted to R$ 120,081 at December 31, 2002 (in 2001, R$ 85,717). The charge to financial income amounted to R$ 44,591 in 2002 (R$ 20,252 in 2001 and R$ 98,039 in 2000).

Debentures

       On January 27, 2001, the Subsidiary issued 1,300 private nonconvertible debentures at a unit price of R$ 1,000, in the total amount of R$ 1,300,000, for the purpose of funding part of its investment program. The entire issue of debentures was acquired by the Company. The face value of these debentures will be amortized in three installments equivalent to 30%, 30% and 40%, with maturity on July 27, 2004, July 27, 2005 and July 27, 2006, respectively. The remuneration of the debentures is equivalent to 100% of CDI, paid semiannually. As of December 31, 2002, the asset is R$ 1,405,228 (R$1,398,875 in 2001) and charges recognized in expenses for 2002 represent R$ 236,356 (R$ 130,539 in 2001).

Accounts Receivable and Accounts Payable

       The balances arise from transactions related to operating income and expense for use of installations and logistical support. As of December 31, 2002, the balance payable amounted to R$ 663 (R$ 13 payable, in 2001) and the amounts recorded in the income statement were: Operating expenses: R$ 2,352 (R$ 2,466 in 2001 and R$ 1,799 in 2000) and Operating income: R$ 256 (R$4,182 in 2001 and R$ 26,686 in 2000).

Other related parties

Advance for Future Capital Increase

       Funds for future capital increase in equity accounted investments or investments stated at cost as of December 31 were as follows:

INVESTOR	INVESTEE	2001	2002
Company	Nova Tarrafa Particip. Ltda. (equity account investment)	12,019	-
Brasil Telecom S.A	Vant Telecomunicacoes S.A. (minority investment)	30,000	1,809

26. Commitments

       At December 31, 2002, the Companies had the following capital expenditure commitments:

Expected year of expenditure

2003	97,432

       These commitments are in relation to the continuing expansion and modernization of the Subsidiary’s plant, including transmission equipment and data transmission equipment.

GlobeNet

       On November 15, 2002, Brasil Telecom S.A. signed a stock and asset purchase and sale contract with the affiliated companies of the GlobeNet Communications Group Ltd., acquiring the entire system of submarine fiber-optic cables of the GlobeNet Group, interconnecting points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be realized by acquiring the assets located in the United States, the Bermuda islands, Brazil and Venezuela.

BRASIL TELECOM PARTICIPAÇÕES S.A.
(See Notes 1 and 2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

       The transaction, which is conditional on verifying certain conditions that are normal in operations of this nature, was executed by Brasil Telecom S.A. through its wholly-owned subsidiary BrTi, which in turn may set up subsidiaries abroad to acquire the assets and stockholdings located abroad. The value of the transaction will be equivalent to US$48 million, of which US$28.8 million will be payable on the closing date of the transaction and the remainder of US$19.2 million, payable within 18 months of the payment of the first installment.

       The GlobeNet Group was created in 1998 to provide fiber-optic communications services in the United States and internationally between the United States and South America. The GlobeNet Group comprises two rings of protected submarine cables, representing approximately 22,000 km of the best fiber-optic cable technology connecting Brazil with the United States, passing through Venezuela and the Bermuda islands, with an installed capacity of 80Gbps, which can reach up to 1.36Tbps. With this installed capacity, no additional investments in fixed assets are expected in the short term.

       This transaction will enable Brasil Telecom S.A. to consolidate and expand as a residential and corporate broadband IP service provider, in addition to becoming the owner of an important fiber-optic connection between Brazil and United States.

27. Insurance (not audited)

       The Company has insurance covering operational risks, loss of profit, guarantee on contractual commitments, comprehensive general liability (including officers’ liability), national and international cargo, vehicle and life. At December 31, 2002, in the opinion of management, all significant and high-risk assets and obligations were insured.

28. Fair value of financial instruments

       The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters if significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Current assets and liabilities

       The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable and short-term financing approximates fair value due to the short maturity of these instruments.

       Loans and financing in foreign currency

       The Company and the Subsidiary have loans and financing contracted in foreign currency with risk related to the possibility of fluctuations in exchange rates which may increase the balance of these liabilities. Loans subject to this risk represent 5.4% of total loans and financing (8.0% in 2001). To protect it from foreign currency risk, the Company and the Subsidiary enter into foreign currency swap contracts with financial institutions. Of the debts in foreign currency, 38% are covered by swap contract agreements.

       The book and market values of the loans and financing in foreign currency as of December 31, 2001 and 2002 are as follows:

	2001		2002
	Book value	Market value	Book value	Market value
Liabilities
Loans and financing	253,557	248,109	243,964	228,768
Swap contracts	(2,358)	3,166	(19,338)	(28,838)
TOTAL	251,199	251,275	224,626	199,930
Current	99,251	99,295	55,648	40,585
Non current	151,948	151,980	168,978	159,345

       The method used for calculation of market value (fair value) of loans and financing in foreign currency was the discounted cash flow, at the market rates prevailing on the balance sheet date.

       The fair value of the swap contracts was estimated using specific data available for these financial instruments, including using prices currently charged to enter into similar agreements, or discounting projected cash flows at market discount rates that reflect the credit, interest and foreign currency risk associated with these financial instruments.

       Local currency loans and financing

       In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at floating interest rate linked to the TJLP (Brazilian long-term interest rate), with the risk of a possible increase in this rate.

       In 2002 the Subsidiary issued non-convertible public debentures. These liabilities were contracted at floating interest rates tied to the CDI and the risk linked with this liability is the result of the possible increase in the rate.

       The Subsidiary has loans and financing contracted in local currency, subject to interest rates linked to various reference rates (TJLP, UMBNDES, CDI, etc) with the risk of fluctuations in these rates. The Subsidiary has contracted derivative contracts to hedge 75% of its liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the basket of currencies, which determine the UMBNDES rate. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

       The book and market values of the loans and financing in local currency as of December 31, 2001 and 2002 is as follows:

	Book and Market Value
	2001	2002
Liabilities
Loans linked to TJLP (including debentures)	2.809.712	2.693.835
Loans linked to UMBNDES	61.24	307.413
CDI	-	924.617
Loans linked to IGPM	24.46	25.647
Other loans	1.61	29
TOTAL	2.897.045	3.951.541
Current	349.52	536.226
Non current	2.547.518	3.415.315

       Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those when they were contracted. A hypothetical unfavorable variation of 1% in the aforementioned rates, would result in a negative impact on income of approximately R$ 5,701.

29. Bluetel Participações S.A. merger

       The Company (formerly Tele Centro Sul - TCS) was acquired by Solpart Participações S.A. (Solpart) in the Telebrás privatization process for approximately R$ 2.1 billion, including goodwill for the difference between the purchase price and the book value of the net assets acquired. With the objective of providing a structure that would permit amortization of the goodwill paid by Solpart, with a consequent reduction of income taxes payable by TCS, the Companies underwent the corporate reorganization described below.

       Solpart formed a new holding company named Bluetel Participações S.A. (Bluetel), with paid in capital equal to Solpart’s shares in TCS. This investment was made at book value, which included the goodwill. Bluetel became TCS's stockholder with the same investment Solpart had prior to the transfer to Bluetel.

       On recording its investment in TCS, Bluetel recognized goodwill of R$1,160,301. This goodwill was merged into the Company’s assets in the corporate restructuring as of December 31, 1999, with the merger of Bluetel. The tax benefit of R$395,068 arising from this merged goodwill was recorded in a Special Goodwill Reserve, in shareholders’ equity. As the tax benefit is realized, additional shares are issued to the controlling shareholder, with the number of shares based on the market value of the shares at the time of issuance. There is no effect on net income for this transaction, nor is the determination of dividends affected.

       The goodwill recognized upon the corporate restructuring was recorded by the Company in December 1999, based on its interpretation of the CVM Instruction No. 319/99. With the issuance of CVM Instruction No. 349/01, the Company recorded a reduction in the reserve in shareholders’ equity and in goodwill, and a corresponding future tax benefit in current and noncurrent assets with effect from January 1, 2000. The remaining balance of this tax benefit is shown in the balance sheet as part of deferred and recoverable taxes as of December 31, 2001 and 2002 in the amounts of R$211,052 and R$143.515, respectively (see Note 9). Thus, the net amounts remaining on the balance sheet as a result of this restructuring reflect only the tax benefit related to the merged goodwill.

30. Operating licenses for mobile telephone services

       In 2002, the wholly-owned subsidiary Brasil Telecom Celular S.A. signed three Mobile Personal Service (“SMP”) licenses with ANATEL. The cost of these licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has its fixed telephone concession, amounted to R$ 191,495, of which 10% was paid upon signing the contract. The balance of R$ 172,345 corresponding to the remaining 90%, was recognized as a liability of the subsidiary and is payable in six equal and successive annual installments falling due between 2005 and 2010. The outstanding balance is subject to price-level restatement based on the variation of the IGP-DI index plus interest of 1% per month. On December 31, 2002, the restated liability was R$ 174,991 and is presented under the caption other liabilities, in non-current liabilities.

31. Summary of the differences between Brazilian GAAP and U.S. GAAP

       The financial statements have been prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following is a summary of the significant adjustments to net income (loss) and shareholders’ equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between Brazilian GAAP and U.S. GAAP.

a. Different criteria for capitalizing and amortizing capitalized interest

       Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead, it was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives.

       Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was calculated, up to December, 31 1998, at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to self-funding being credited to capital reserves. Starting 1999, Brazilian GAAP required capitalization of interest on loans specifically related to financing of construction in progress, and interest on self-financing is no longer allowed.

       Under U.S. GAAP, in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

       The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	2000	2001	2002

Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (Interest accrued on loans , except in years when total loans exceeded total construction-in-progress, when capitalized interest was reduced proportionately)
	135,450	229,234	262,767

Accumulated capitalized interest on disposals	(8,539)	(9,967)	(19,678)

	126,911	219,267	243,089

Less Brazilian GAAP capitalized interest:
Interest capitalized and credited to income under Brazilian GAAP (Up to the limit of interest incurred on loans obtained for financing capital investments)	(46,926)	(247,380)	(127,979)
Accumulated capitalized interest on disposals	26,166	22,001	39,330

Total capitalized interest under Brazilian GAAP	(20,760)	(225,379)	(88,649)

U.S. GAAP difference	106,151	(6,112)	154,440

	2000	2001	2002

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	204,091	223,769	223,498
Less: Amortization under U.S. GAAP	(75,641)	(106,913)	(120,634)
Difference in accumulated amortization on disposals	(15,335)	(13,712)	(24,314)

U.S. GAAP difference	113,115	103,144	78,550

b. Dividends and interest on shareholders’ equity

       Although under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders. Distributions characterized as interest on capital are accrued under both Brazilian and US GAAP. Any excess of proposed dividends over either the agreed statutory minimum or distributions characterized as interest on capital would not be accrued for under US GAAP but would be considered “restricted capital” and shown outside shareholders’ equity, since the shareholders (but not the Company’s management) can change or reject the proposal. There was no such excess in 2002.

c. Pensions and other post-retirement benefits

       Refer to Note 32.a. for a discussion of differences between Brazilian GAAP and U.S. GAAP as they relate to pensions and other post-retirement benefits.

       For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers' Accounting for Pensions” (“SFAS 87”) and SFAS No. 106, “Employers' Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”) have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$292,131 of the transition liability was transferred directly to shareholders' equity at the implementation date.

       Under Brazilian GAAP, the Company adopted CVM Deliberation 371 during the year ended December 31, 2001 and recorded an adjustment to opening shareholders’ equity amounting to R$ 215,943 after tax and minority interests. This adjustment was reversed for U.S. GAAP purposes, since all effects of pensions and other post-retirement benefits have already been recognized after applying SFAS 87 and SFAS 106.

d. Items posted directly to shareholders’ equity accounts

       Under Brazilian GAAP, various items are posted directly to shareholders’ equity, which under U.S. GAAP would be posted to the consolidated statements of operations, such as:

-	Fiscal incentives in regional funds converted into shares or capital quotas of telecommunication companies detailed in item (l);
-	Deferred tax on full indexation, detailed in item (g); and
-	Other adjustments to consolidation.

e. Earnings per share

       Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to five thousand shares.

       As determined by SFAS No. 128, “Earnings Per Share”, since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class”method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings.

       Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders' equity by the total number of Company shares, whichever is greater, as defined in the Company’s by-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in note 23.e. Diluted earnings per share is computed by reducing net income for an increase in net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company’s subsidiaries, as indicated below.

       The weighted-average number of common and preferred shares used in computing basic earnings per share for 2002 was 130,862,607,000 (127,437,166,000 in 2001) and 219,863,511,000 (the same base in 2001), respectively. The Companies have received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying consolidated balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 24 to the consolidated financial statements). The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. The 622,364 thousand preferred stock options granted under the stock option program for officers and employees mentioned in Note 22.b were not considered in the calculation of the diluted earnings per share, as the program only contemplates stock options for the Subsidiary Brasil Telecom S.A.

       The Company's preferred shares are nonvoting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. In 2000, 2001 and 2002, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders.

f. Disclosure requirements

       U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

g. Income taxes

       The Companies fully accrue for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), except in connection with the deferred income tax effects of indexation adjustments in 2000 (see Note 2.a).

       Under U.S. GAAP the deferred tax effects of 2000 indexation for financial reporting purposes would be charged to income and social contribution taxes in the consolidated statements of operations. In addition under SFAS 109, the provisional measures, which are temporary measures used by the Government to determine changes in tax rates, are not considered to be enacted law. Therefore, the deferred tax effect calculated using the new social contribution rate of 9% as described in Note 9, would be changed to 8% for U.S. GAAP purposes, in 2000 and 2001.

h. Interest expense and accrued interest

       Brazilian GAAP requires interest to be shown as part of operating income and accrued interest as a part of loans and financing. Under U.S. GAAP, interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

i. Employees’ profit sharing

       Brazilian GAAP requires employees’ profit sharing to be shown as an appropriation of net income for the year. Under U.S. GAAP, employee profit sharing is included as an expense in arriving at operating income.

j. Permanent assets

       Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment. Losses on the disposal of permanent assets were R$39,694 and R$5,084 for the years ended December 31, 2000 and 2001, respectively and a gain of R$5,502 for the year ended December 31, 2002. Such losses and gains are classified as non-operating expense for Brazilian GAAP. Under U.S. GAAP, such losses and gains would affect operating income.

k. Price-level adjustments and U.S. GAAP presentation in respect of accounting periods through December 31, 2000

       The effects of price-level adjustments have not been eliminated in the reconciliation to U.S. GAAP nor are the monetary gains or losses associated with the various U.S. GAAP adjustments separately identified, because the application of inflation restatement as measured by the IGP-M, applied until December 31, 2000, represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and U.S. accounting purposes.

       See the reconciliation of net income for the years ended December 31, 2000, 2001 and 2002 and shareholders’ equity as at that date in accordance with Brazilian Corporate Law to net income and shareholders’ equity in accordance with Brazilian GAAP reported herein in Note 2.b.

l. Funds for capitalization

i. Resources for capital increase and expansion plan contributions

       Under Brazilian GAAP, resources for capital increases and expansion plan contributions received are included in the balance sheet as non-current liability until the subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases.

       Effective January 1, 1996, indexation of the expansion plan contributions was no longer applied and, for contracts signed as from that date, Telebrás (the former controlling shareholder) was allowed the option of using a value per share equal to the market value, when this was higher than book value. For U.S. GAAP purposes, a portion of the resources for capital increase and expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. The remainder of the resources for capital increase and expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

ii. Donations and subsidies for investments

       Under Brazilian GAAP, those amounts which comprise principally the excess of the value of property, plant and equipment incorporated into the Company's assets over the corresponding credits for expansion plan contributions received are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

m. Valuation of long-lived Assets

       SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

       In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

       Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

       Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment. For all periods presented, no impairment losses were recognized under Brazilian GAAP and U.S. GAAP.

       Under Brazilian GAAP, impairment losses would be recorded as non-operating expenses. Under U.S. GAAP, impairment losses are recorded as operating expenses.

n. Stock options

       Under U.S. GAAP, the Subsidiary accounts for stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black-Scholes option-pricing model was used to estimate the grant date fair value of its options granted. Under Brazilian GAAP, there is no requirement to account for stock options at fair value. The adjustment to reflect the difference in valuation basis between U.S. GAAP and Brazilian GAAP for the year ended December 31, 2002 is as follows:

Number of options granted (in thousands)	622,364

Fair value of option at date of grant*	$0.00409

Fair value of options granted at grant date	$2,544

       The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is three years. As the options were issued on December 16, 2002, an amount of R$35 was recognized for U.S. GAAP purposes as 2002 stock option compensation expense. No stock option compensation expense was recognized for Brazilian GAAP purposes.

* The assumptions underlying the calculation of the fair value of the option are detailed in note 32.e.

o. Goodwill & other intangible assets and business combination

Goodwill & other intangible assets

       Under Brazilian GAAP goodwill represents the difference between historical book value of the assets acquired and liabilities assumed and the purchase price, and it is amortized over the estimated period over which the Company expects to benefit from the goodwill. This period is determined based on the reasons attributed by management for the payment of goodwill. Impairment, if any, is measured to the extent that the unarmotized balance of goodwill exceeds the expected future profits of the business.

       Under US GAAP, goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company and its subsidiaries adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

       In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement required the Company and its subsidiaries to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company and its subsidiaries were required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company and its subsidiaries were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company and its subsidiaries would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.

       Under the terms of the operating concessions granted by the Federal Government, the Company is obliged to provide a certain minimum level of services over the entire area covered by its operating licenses. Also, the Company does not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation in a level below the entire business and neither does it manage different areas of the concession as if they were separate businesses and has thus considered the entire business to be one reporting unit. In viewing all the assets and liabilities of the Company as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired (based on a valuation performed by an independent third party), the second step of the transitional impairment test was not required. Consequently, the Company and its subsidiaries were not required to recognize an impairment loss.

       Prior to the adoption of SFAS No. 142, for US GAAP purposes goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company and its subsidiaries’ average cost of funds. The Company has no intangibles other than goodwill.

       Under Brazilian GAAP, goodwill amortization is classified in nonoperating expenses. Under U.S. GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

Business combinations

i) Purchase of minority interests in the eight operating companies formerly held directly by Tele Centro Sul

       On February 28, 2000, in connection with the combination of the eight operating companies under common control with Telepar, the Company made an offer to exchange Telepar shares for the shares held by minority shareholders in each of the operating companies. The exchange was made based on the book value of the shares of Telepar compared to the book value of the shares of the operating companies. The Book value of the shares was calculated by dividing stockholders’ equity by the number of shares outstanding. In the exchange offer, Telepar acquired almost 100% of the minority shares.

       Under U.S. GAAP, the purchase price of these shares must be calculated based on the traded market value of Telepar shares at the time of the exchange. The purchase price is then compared to the fair value of the assets and liabilities of each of the operating companies to determine goodwill. These differences, which were being amortized, on the straight-line basis over five years for U.S. GAAP, but ceased in 2001, are summarized as follows:

Market value of the TELEPAR shares exchanged for minority interests	1,188,388
Fair value of the minority interests exchanged (which approximates book value)	(1,161,690)

Goodwill as of January 31, 2000	26,698
Amortization of goodwill in 2000	(4,895)

Goodwill, net as of December 31, 2000	21,803
Amortization of goodwill in 2001	(5,339)

Goodwill, net as of December 31, 2001	16,464

ii) Purchase of controlling interest in CRT

       On July 31, 2000, the Company and The Subsidiary purchased the controlling interest in CRT for R$1,517,574 in cash, of which R$1,499,760 was paid by The Subsidiary , and R$17,814 by the Company. The goodwill under U.S. GAAP for this purchase must be adjusted for the difference between the fair value of the net assets purchased and the purchase price.

       Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price. Also, as mentioned in Note 1, goodwill under Brazilian GAAP was accounted for partially as a deferred tax asset which, for U.S. GAAP purposes, should be included as part of intangibles.

       The adjustments under U.S. GAAP to reflect the difference in depreciation and amortization resulting from the purchase price allocation differences explained above are as follows:

Net assets purchased under U.S. GAAP	533,026
Adjustment to state fixed assets at fair value	(53,128)

Fair value of net assets purchased from CRT	479,898
Purchase price	1,517,574

Goodwill under U.S. GAAP	1,037,676
Goodwill under Brazilian GAAP	767,993

Difference in goodwill as of July 31, 2000	269,683

Subsidiary’s interest	244,363
Company’s interest	25,320

Amortization of the difference of goodwill:
For the five months ended Dec. 31, 2000	(22,474)
For 2001	(53,936)

Effect of depreciation related to the adjustment to state fixed assets at fair value:
For the five months ended Dec. 31, 2000	2,878
For 2001	6,906
For 2002	4,707

       For U.S. GAAP, the difference in goodwill was amortized, until 2001, on the straight-line basis over five years. The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

       Additionally, the amortization of the recomputed goodwill recognized by the Subsidiary in 2002 under BR GAAP in the amount of R$96,133, as mentioned in Note 1, has been reversed under US GAAP in connection with the adoption of SFAS 142.

iii) Purchase of minority interest in CRT

       On December 28, 2000, the Subsidiary exchanged its shares for the remaining outstanding shares of CRT. The exchange ratio was based on the market value of CRT shares and the market value of the Company's shares at December 1, 2000. The purchase was recorded under Brazilian GAAP based on the book value of the CRT shares as of December 1, 2000, so no goodwill arose for Brazilian GAAP purposes.

       Under U.S. GAAP, the purchase price of the minority interest in CRT was determined based on the traded market value of The Subsidiary shares as of December 1, 2000. U.S. GAAP also requires that this acquisition of the minority interest in CRT be recorded as of the transaction closing date, December 28, 2000. As discussed in (ii) above, there are also differences between U.S. GAAP and Brazilian GAAP in the allocation of the purchase price to the assets and liabilities acquired which result in a difference in depreciation and amortization expense.

       The adjustments to reflect the differences between U.S. GAAP and Brazilian GAAP discussed above are as follows:

Book value of net assets purchased under U.S. GAAP	841,908
Adjustment to fixed assets to reach fair value	(108,174)

Fair value of net assets purchased from CRT	733,734
Market value of The Subsidiary shares issued in exchange	903,146

Goodwill under U.S. GAAP	169,412

Net effect of recording transaction on December 28, 2000 rather
than December 1, 2000	(6,129)

Amortization of goodwill for 2001	(33,881)
Reversal of depreciation for 2001	14,063

Reversal of depreciation for 2002	9,585

       For U.S. GAAP, the goodwill was amortized, until 2001, on the straight-line basis over five years. The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

       Under Brazilian GAAP, the Company recognized a gain of R$ 185,262 in 2000 due to the change in its percentage ownership interest in The Subsidiary attributable to the issuance of The Subsidiary’s shares in exchange for CRT shares. The basis per share in The Subsidiary was lower than the amount received in exchange for the CRT shares; therefore, the increase in basis resulted in a gain. Under U.S. GAAP, the fair value of the CRT shares received in exchange for The Subsidiary shares was lower than under Brazilian GAAP. Therefore, the gain recognized under Brazilian GAAP has been reversed in the reconciliation to U.S. GAAP net income. For purposes of U.S. GAAP, the Company recognizes gains and losses arising from issuance of subsidiaries’ stock in shareholders’ equity.

iv) Step-up of basis of companies under common control

       Under U.S. GAAP, Emerging Issues Task Force No. 90-5, "Exchanges of Ownership Interests between Entities under Common Control," when an exchange of shares between companies under common control takes place, the parent company’s basis in the subsidiaries should be reflected (or “pushed down”) as the basis in the financial statements of the surviving entity. The parent company, which originally acquired the nine operating companies in the privatization auction (Solpart) in August 1998, recorded significant goodwill in that purchase. This goodwill, along with the step up in the basis of the fixed assets to fair value at the time of the purchase, results in an increase in the consolidated assets, as well as in shareholders’ equity of the Company of R$982,054 (R$589,609 of goodwill and R$392,445 of fixed assets).

       Due to the purchase of minority interest of eight operating companies subsequently merged, in 2000, the Company recognized, under U.S. GAAP, the amount of R$345,801 related to the difference between the unamortized goodwill of R$740,869 (R$982,054 less accumulated amortization and depreciation of R$241,185) and the amount of R$395,068 recorded as a tax credit under Brazilian GAAP.

       The amortization, which ceased in 2001, and depreciation under U.S. GAAP for these assets, calculated on the straight-line basis, were R$78,102 in 2000 and 2001 and R$14,216 in 2002.

       For U.S. GAAP, goodwill was amortized, until 2001, on the straight-line basis over five years. The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization

p. Revenue recognition

i) Activation and installation fees

       Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related costs from activation and installation fees are deferred and amortized over five years, the estimated average customer life. For U.S. GAAP purposes, the Company has adopted this revenue recognition policy for activation and installation fees effective January 1, 2000 pursuant to Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Accordingly, the effect of implementing SAB 101 has been presented as a cumulative effect of a change in accounting principle and periods prior to January 1, 2000 have not been restated to reflect this change in revenue recognition policy. The effect of adopting SAB 101 effective January 1, 2000 resulted in a decrease in net income, net of related tax benefit and minority interest, of R$21,286. Additionally, the application of SAB 101 subsequent to January 1, 2000 resulted in a (decrease) increase in net income, of R$(4,550), R$(13,385) and R$ 13,332 for the years ended December 31, 2000, 2001 and 2002, respectively.

ii) Sales of public telephone cards

       Under Brazilian GAAP, revenues from public telephone phone cards are recognized when the cards are sold. Under U.S. GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. For U.S. GAAP, deferred revenues at each balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each balance sheet date.

q. Provision for retirement incentive plan

       Under Brazilian GAAP, the Company recorded a provision for a retirement incentive plan during the year ended December 31, 2001 in connection with the intended rationalization of certain business activities of CRT (under the Apoio Daqui plan). Under U.S. GAAP, such costs may only be accrued if they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan, the number and job classifications of employees to be terminated, and other strict criteria. As all of the criteria for accrual have not been met, the provision was reversed for U.S. GAAP purposes on December 31, 2001. There was no such provision in the liabilities as of December 31, 2002, as the retirement incentive plan was carried out and settled during 2002.

r. Derivative financial instruments

       Under Brazilian GAAP, swap contracts are recorded on the balance sheet based on the net amount to be received or paid. For U.S. GAAP purposes, the Company adopted SFAS No. 133, “Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138 (collectively, “SFAS 133”) on January 1, 2000. Under SFAS 133, the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met.

       Upon adoption of SFAS 133 on January 1, 2000, there was no cumulative effect of a change in accounting principle, as the Company did not utilize derivative financial instruments prior to the acquisition of CRT in July 2000.

s. Unclaimed dividends

       Under Brazilian GAAP, dividends unclaimed by shareholders after five years are reversed against income. Under U.S. GAAP, such unclaimed dividends are reversed against retained earnings.

t. Valued added and other taxes

       Under Brazilian GAAP, value added and other taxes are reported as a reduction of gross operating revenues to arrive at net operating revenues. Under U.S. GAAP, value added and other taxes are reported as a component of cost of services.

Net income reconciliation of the differences between Brazilian GAAP and U. S. GAAP

Years ended December 31, 2000, 2001 and 2002

		2000	2001	2002

Net income (loss) as reported under Brazilian GAAP		152,312	(39,252)	148,473
Add/(deduct):	Note 31

Different criteria for:
Capitalized interest	(a)	106,151	(6,112)	154,440
Amortization of capitalized interest	(a)	113,115	103,144	78,550
Pensions and other post-retirement benefits
Sistel
U.S. GAAP gain on plan curtailment and settlement	(c)	176,607	-	27,981
U.S. GAAP prepaid (accrued) pension cost	(c)	7,483	(9,493)	-
FCRT
U.S. GAAP prepaid (accrued) pension cost	(c)	(4,251)	403,949	5,736
Reversal of Brazilian GAAP provision for pensions charged to equity	(c)	-	(215,943)	-
Items posted directly to shareholder's equity:
Fiscal incentive received	(d)	-	23	-
Deferred tax on full indexation	(d)	(199,987)	-	-
Other consolidation adjustments	(d)	4,293	(3,462)	4,173
Social contribution rate change not enacted	(g)	(6,228)	(14,791)	6,903
Amortization of deferred credit on contributions plan expansion	(l)	118,514	119,897	65,077
Compensation cost of stock options	(n)	-	-	(35)
Amortization of goodwill attributable to purchase of minority
interests in eight operating companies	(o)(i)	(4,895)	(5,339)	-
Amortization of goodwill until 2001 attributable to purchase of controlling interest in CRT, net of reduction in depreciation due to step-down in fair value	(o)(ii)	(19,596)	(47,030)	4,707
Reversal of amortization of goodwill	(o)(ii)	-	-	96,133
Purchase of minority interest in CRT:
Net effect of recording purchase on transaction closing date
(o)(iii)		(6,129)	-	-
Amortization of goodwill until 2001, net of reduction in depreciation due to step-down in fair value	(o)(iii)	-	(19,818)	9,585
Reversal of Brazilian GAAP gain attributable to issuance of shares by
Subsidiary	(o)(iii)	(185,262)	-	-
Amortization until 2001 and depreciation of step-up in basis of companies under common control	(o)(iv)	(78,102)	(78,102)	(14,216)
Deferred revenue, net of related costs - activation and installation fees	(p)	(4,550)	(13,385)	13,332
Deferred revenue - public telephone cards	(p)	(3,701)	409	2,981
Reversal of provision for retirement incentive plan	(q)	-	33,000	(33,000)
Change in fair value of derivative financial instruments	(r)	1,976	3,548	3,976
Unclaimed dividends	(s)	-	(19,162)	(9,563)
Minority interest in U.S. GAAP adjustments		38,036	(174,292)	(137,557)
Deferred tax effect of above adjustments		(66,778)	(151,683)	(147,776)

U.S. GAAP net income (loss) before cumulative effect of change in accounting principle		139,008	(133,894)	279,899

Cumulative effect of change in accounting principle, net of tax and minority interest		(21,286)	-

U.S. GAAP net income (loss)		117,722	(133,894)	279,899

	2000	2001	2002

Net income per thousand shares in accordance with U.S. GAAP:

U.S. GAAP net income (loss) - allocated to common shares – basic and diluted	42,252	(49,130)	104,436
U.S. GAAP net income (loss) - allocated to preferred shares – basic and diluted	75,470	(84,764)	175,463

Weighted average shares outstanding (in thousands)
Common shares – basic	124,369,030	127,437,166	130,862,607
Common shares – diluted	124,369,030	127,437,166	130,862,607
Preferred shares – basic	214,127,275	219,863,511	219,863,511
Preferred shares – diluted	219,863,511	219,864,030	219,863,959

U.S. GAAP net income (loss) before cumulative effect of change in accounting principle, per thousand shares
Common shares – basic	0.41	(0.39)	0.80
Common shares – diluted	0.40	(0.39)	0.80
Preferred shares – basic	0.41	(0.39)	0.80
Preferred shares – diluted	0.40	(0.39)	0.80

Cumulative effect of change in accounting principle, per thousand shares
Common shares – basic	(0.06)	-	-
Common shares – diluted	(0.06)	-	-
Preferred shares – basic	(0.06)	-	-
Preferred shares – diluted	(0.06)	-	-

U.S. GAAP net income (loss), per thousand shares
Common shares – basic	0.35	(0.39)	0.80
Common shares – diluted	0.34	(0.39)	0.80
Preferred shares – basic	0.35	(0.39)	0.80
Preferred shares – diluted	0.34	(0.39)	0.80

Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP

As of December 31, 2001 and 2002

		2001	2002

Total shareholders' equity as reported under Brazilian GAAP		6,733,367	6,663,432

Add/(deduct):	Note 31
Different criteria for:
Capitalized interest	(a)	(880,867)	(726,427)
Amortization of capitalized interest	(a)	734,237	812,786
Reversal of provision for dividends not declared	(b)	133,958	-
Pension and other post-retirement benefits
Sistel
U.S. GAAP gain on plan curtailment and settlement	(c)	176,607	176,607
U.S. GAAP prepaid (accrued) pension cost	(c)	(281,075)	(253,094)
FCRT
U.S. GAAP prepaid (accrued) pension cost	(c)	399,698	405,434
Social contribution rate not enacted	(g)	(6,903)	-
Reversal of decrease in income tax charged to equity	(g)	4,221	-
Contributions to plant expansion:
Amortization of deferred credit	(l)	495,127	560,204
Subscribed capital stock	(l)	(640,688)	(640,688)
Donations and subsidies for investment	(l)	(182,861)	(182,862)
Purchase of minority interest in eight operating companies:
Gain attributable to issuance of shares by subsidiary	(o) (i)	26,698	26,698
Amortization of goodwill until 2001	(o) (i)	(10,234)	(10,234)
Amortization of goodwill (until 2001) attributable to purchase of controlling interest in CRT, net of reduction in depreciation due to step-down in fair value	(o) (ii)	(66,626)	(61,918)
Reversal of amortization of goodwill	(o) (ii)	-	96,133
Purchase of minority interest in CRT:
Net effect of recording purchase on transaction closing date	(o) (iii)	(6,129)	(6,129)
Amortization of goodwill (until 2001), net of reduction in depreciation due to step-down in fair value	(o) (iii)	(19,818)	(10,233)
Reversal of Brazilian GAAP gain attributable to issuance of shares by subsidiary	(o) (iii)	(185,262)	(185,262)
U.S. GAAP gain attributable to issuance of shares by
subsidiary	(o) (iii)	61,238	61,238
Exchange of shares between companies under common control
Step-up in basis	(o) (iv)	345,801	345,802
Amortization until 2001 and depreciation of step-up in basis	(o) (iv)	(156,204)	(170,421)
Deferred revenue – public telephone cards	(p)	(11,261)	(8,280)
Deferred revenue, net of related costs - activation and installation fees (including cumulative effect of change in accounting principle in 2000)	(p)	(55,235)	(41,903)
Reversal of provision for retirement incentive plan	(q)	33,000
Change in fair value of derivative financial instruments	(r)	5,524	9,500
Minority interest in U.S. GAAP adjustments		17,256	(120,336)
Deferred tax effect of above adjustments		216,081	68,305

U.S. GAAP shareholders’ equity		6,879,650	6,808,351

Statements of changes in shareholders’ equity in accordance with U.S. GAAP

As of December 31, 2001 and 2002

	Note	Total

Balance, December 31,2000		7,126,919

Forfeiture of unclaimed dividends	31 (s)	19,162
Declaration of dividends	23 (e)	(132,537)
Net loss for the year		(133,894)

Balance, December 31, 2001		6,879,650

Forfeiture of unclaimed dividends	31 (s)	9,563
Purchase of treasury shares	23 (b)	(9,176)
Declaration of dividends	23 (e)	(351,585)
Net income for the year		279,899

Balance, December 31, 2002		6,808,351

32. Additional disclosures required by U.S. GAAP

a. Pension and other post-retirement benefits:

i. Plans administered by Sistel

       The Company, together with other former companies in the Telebrás group, sponsored multi-employer defined benefit pension and other post-retirement benefit plans, through the end of 1999, which are operated and administered by Sistel. In December 1999, the Company and the other companies that participate in the Sistel plan reached an agreement to withdraw the active participants to the pension plan and establish a new plan for each of the New Holding Companies. The parties agreed to allocate the plan assets based on the liabilities in accordance with Brazilian GAAP. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of Sistel at December 31, 1999. The inactive employees of all of the New Holding Companies that participated in the Sistel defined benefit pension plan will remain as part of the multiemployer plan in Sistel. The post-retirement benefit plans will also remain as a multiemployer plan; however, Sistel no longer subsidizes life insurance premiums for inactive (retired) employees after December 31, 1999.

       The Company remains jointly and severally liable for the multiemployer portion of the plan, therefore, no amounts were recorded under those plans.

       A summary of the liability as of December 31, 2001 and 2002 for the Company’s active employees’ defined benefit pension plan was as follows:

	2001	2002
Funded status:
Accumulated benefit obligation:
Vested	253,529	377,510
Non-vested	90,278	3,344

Total	343,807	380,854

Projected benefit obligation	358,084	384,564
Allocated assets	494,919	492,384

Projected obligation in excess of assets	(136,835)	(107,820)
Unrecognized gains	120,946	68,284
Unrecognized prior service cost	130,693	125,057
Unrecognized net transition obligation	(10,336)	(9,034)

Accrued pension cost	104,468	76,487

       A summary of the Sistel pension plan as of December 31, 2001 and 2002 for the multiemployer portion (inactive employees pension plan) is as follows:

	December 31
	2001	2002
Projected benefit obligation (100% vested)	2,809,643	2,922,542
Fair value of plan assets	(3,214,439)	(3,684,883)

Excess (deficiency) of assets over projected obligation	(404,796)	(762,341)

       In March 2000, the Company offered a new defined contribution plan, and approximately 80% of the active employees migrated to the new plan. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS No. 88 “Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits “ was a gain of R$176,607, which is reflected in the reconciliation to U.S. GAAP net income.

       The net periodic pension cost for 2001 and 2002 for the Sistel administered plans was as follows:

	2001	2002
Service cost	2,728	15,911
Interest cost	17,410	15,849
Expected return on assets	(25,821)	(36,219)
Amortization of (gains) losses	(4,334)	(7,536)

Net periodic pension cost (income)	(10,017)	(11,995)

       The changes in the accrued pension cost for the Sistel administered plans for the year ended December 31, 2001 and 2002 is as follows:

Accrued pension cost as of December 31, 2000	94,975
Monetary restatement of beginning balance	9,847
Other accrued pension costs (PBT and PAMEC)	11,883
Net periodic cost for 2001	(10,017)
Company contributions during 2001	(2,006)
Effect of spin-off of plans PBT and SUBMASSA3	(214)

Accrued pension cost as of December 31, 2001	104,468
Net periodic cost for 2002	(11,995)
Company contributions during 2002	(15,986)

Accrued pension cost as of December 31, 2002	76,487

       The actuarial assumptions used in 2000, 2001 and 2002 were as follows:

	2000	2001	2002
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.00%
Expected long-term rate of return on plan assets	6.00%	9.00%	9.00%

       The above are real rates and exclude inflation.

       The Company maintains jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered who were in such position on January 31, 2000. Based on a legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

       The funded status of the pension and post retirement plans under Brazilian GAAP and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

       The net assets of the plans differ under Brazilian GAAP and U.S. GAAP principally due to the accrual of income tax contingencies of the pension fund for U.S. GAAP purposes in the amount of R$591,489 and R$426,032 in 2001 and 2002, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund has determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for U.S. GAAP purposes, management of the Company believes that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for U.S. GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

ii. Plan administered by Fundação CRT (FCRT)

       On July 31, 2001, the subsidiary Brasil Telecom S.A. acquired the controlling interest in CRT, and in December 2001, acquired the minority interest. At the acquisition dates, the liability for defined benefit plans of CRT were recorded under U.S. GAAP as part of the fair value at the acquisition dates. The net pension cost for 2002 under U.S. GAAP is reflected from the dates of acquisition until December 31, 2002. The plan covers substantially all of the employees.

       In October 2002, the Company offered employees the option to transfer to a new defined contribution settled benefits plan, BrTPREV. The benefit obligation relating to each employee that opted to migrate was transferred to an individual account at 100% of the obligation under the previous plan in the amount of R$362,469. The employees that did not opt to migrate to BrTPREV remained in their previous plans.

       A summary of the liability as of December 31, 2001 and 2002 (Alternative, Fundador and BrTPREV are presented consolidated in 2002) for the CRT employees’ benefit plans was as follows:

	2001	2002
Funded status:
Accumulated benefit obligation:
Vested	805,133	909,528
Non-vested	144,007	10,649

Total	949,140	920,177

Projected benefit obligation	960,059	922,150
Allocated assets	468,123	420,311

Projected obligation in excess of assets	491,936	501,839
Unrecognized gains	331,044	324,970
Unrecognized prior service cost	(27,070)	(25,541)
Unrecognized net transition obligation	-

Accrued pension cost	795,910	801,268

       The net periodic pension cost for CRT for the year ended December 31, 2001 and 2002 (Alternative, Fundador and BrTPREV are presented consolidated in 2002) was as follows:

	2001	2002
Service cost	24,450	11,853
Interest cost	62,457	55,607
Expected return on assets	(46,229)	(26,689)
Amortization of (gains) losses	1,529	(17,416)

Net periodic pension cost	42,207	23,355

       The changes in the accrued pension cost for the plans administered by FCRT for the year ended December 31, 2001 and 2002 (Alternative, Fundador and BrTPREV are presented consolidated in 2002) were as follows:

	2001	2002
Accrued pension cost at the beginning of the year	709,115	795,910
Monetary restatement of beginning balance	73,533	-
Net periodic cost for the year	42,207	23,355
Company contributions during the year	(28,945)	(17,997)

Accrued pension cost at the end of the year	795,910	801,268

       The actuarial assumptions used in 2002 were follows:

2002
Discount rate for determining projected benefit obligations	6.00%
Rate of increase in compensation levels	0.00%
Expected long-term rate of return on plan assets	6.00%

       The above are real rates and exclude inflation.

b. Purchase of Companhia Riograndense de Telecomunicações - CRT

       As disclosed in Note 1, the Company acquired a 31.56% controlling interest (85.19% voting interest) in CRT on July 31, 2000. The unaudited pro forma Brazilian GAAP results of operations for the years ended December 31, 2000 as if the Company had acquired a controlling interest in CRT on January 1, 2000, are as follows:

2000
Net operating revenue	5,476,964

Net income (loss)	66,599
Net income (loss) per thousand shares	0.20

       The pro forma net income above includes adjustments for the amortization of goodwill of R$ 89,599, interest and exchange loss, net of monetary gain on the debt obtained in connection with the purchase of CRT, in the amount of R$105,623 and the tax and minority effects of those adjustments. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of January 1, 2000, nor does it purport to be indicative of the results that will be obtained in the future.

c. Concentration of credit risk

       The Company maintains several liquid temporary cash investments in exclusive financial investment funds (FIF), the assets of which are comprised exclusively of floating-rate federal government securities. There have been no losses on cash equivalents. Credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is one-month past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

       For conducting their business, the Companies are fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government. Approximately 37.4% of all employees are members of state labor unions associated either with the Federação Nacional dos Trabalhadores em Telecomunicações ("Fenattel"), or with the Federação Interestadual dos Trabalhadores em Telecomunicações ("Fittel"). Management negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 2003. There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

d. Comprehensive income

       The Company did not have any other comprehensive income during the years ended December 31, 2000, 2001 and 2002.

e. Stock options

       On December 16, 2002, the Subsidiary granted 622,364 thousand stock options under Stock Option Program B (refer to Note 22.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2002 on the date of grant using the Black Scholes option-pricing model was R$4.09 with the following weighted average assumptions: 2002 – expected dividend yield 5.1%, risk-free interest rate of 23% p.a. (which equals the SELIC interest rate), and an expected vesting term of 3 years.

f. Transitional disclosures due to cessation of goodwill amortization

       As the Company adopted SFAS 142 on January 1, 2002 the amortization of goodwill mentioned in Note 30.o was ceased for US GAAP purposes on that date. If adoption of SFAS had occurred on December 31, 1999, reported US GAAP net income and related basic and diluted earnings per share would have been the following in 2000 and 2001, exclusive amortization expense (net of income tax):

	2000	2001

Reported net income (loss)	117,722	(133,894)

Add back: goodwill amortization	45,600	127,053

Adjusted net income (loss)	163,322	(6,841)

Adjusted net income (loss) allocated to common shares – basic	60,007	(2,510)
Adjusted net income (loss) allocated to common shares – diluted	59,007	(2,510)
Adjusted net income (loss) allocated to preferred shares – basic	103,315	(4,331)
Adjusted net income (loss) allocated to preferred shares – diluted	104,315	(4,331)

Weighted average shares outstanding (in thousands)
Common shares – basic	124,369,030	127,437,166
Common shares – diluted	124,369,030	127,437,166
Preferred shares – basic	214,127,275	219,863,511
Preferred shares – diluted	219,863,511	219,864,030

U.S. GAAP net income (loss), per thousand shares
Common shares – basic	0.48	(0.02)
Common shares – diluted	0.47	(0.02)
Preferred shares – basic	0.48	(0.02)
Preferred shares – diluted	0.47	(0.02)

g. New accounting pronouncements

       In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s consolidated financial statements.

       In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

33. Subsequent event

MetroRED
On February 18, 2003, the Subsidiary announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda., a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil), for US$17.0 million. In addition, Brasil Telecom holds an option to purchase the remaining 80.1% of the capital of MTH at the price of US$51.0 million, which can only be exercised after certification by Anatel of compliance with the 2003 targets stipulated in the Company's concession contracts. MetroRED Brasil will enable Brasil Telecom to expand the provision of data transmission services to the corporate market.