Form 20-F
period 2003-12-31
BRASIL TELECOM HOLDING  CO
filed 2004-06-23
CIK 1066115

As filed with the Securities and Exchange Commission on June 23, 2004

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 Commission file number: 001-14477

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

At December 31, 2003 there were outstanding:

134,031,688,203 Common Shares, without par value
222,670,187,883 Preferred Shares, without par value
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

PRESENTATION OF FINANCIAL INFORMATION

    In this Annual Report, Brasil Telecom Participações S.A. (previously Tele Centro Sul Participações S.A) a corporation organized under the laws of the Federative Republic of Brazil, and its subsidiaries are referred to collectively as "our company," "we", "us" or the "Registrant." References to our company's businesses and operations are references to the businesses and operations of our company on a combined consolidated basis for the years 1999 and 2000 and on a consolidated basis for the years 2001, 2002 and 2003 as if the merger of our operating subsidiary, Brasil Telecom S.A., with each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR (as defined below) had occurred as of January 1, 1996 and as if the merger of Companhia Riograndense de Telecomunicações – CRT ("CRT") with and into Brasil Telecom, S.A. had occurred as of July 31, 2000. See Item 4 "Information on the Company—History and development of the company—Historical Background."

    References to (i) the "real" "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "U.S.$" are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. At May 31, 2004, the Commercial Market selling rate (as defined in Item 3 "Key Information—Selected Financial Data—Exchange Rates") was R$3.1287 to U.S.$1.00 as published by the Brazilian Central Bank. The exchange rate information in this Annual Report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

    Our audited consolidated financial statements were prepared in conformity with generally accepted accounting principles in Brazil ("Brazilian GAAP") which are similar to the Brazilian Corporation Law (Law No. 6404/76, as amended by Law No. 10.330/02), except for the effects of the recognition of inflationary effects from January 1, 1996 to December 31, 2000, and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission (CVM — Comissão de Valores Mobiliários), and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil or "IBRACON"). Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation, among others. See Note 31 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2001, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. These audited consolidated financial statements are referred to herein as the "Financial Statements."

    Our audited annual consolidated financial statements for the year ended December 31, 2001 prepared in accordance with Brazilian GAAP and consistent with the rules and regulations of the CVM and the accounting standards issued by IBRACON included in this Annual Report, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, as stated in their report appearing in this Annual Report.

    Our audited annual consolidated financial statements as of December 31, 2002 and December 31, 2003 and for each of the two years in the period ended December 31, 2003 prepared in accordance with Brazilian GAAP with reconciliation of shareholder's equity and income statements to U.S. GAAP, included in this Annual Report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this Annual Report.

    The "Index of Defined Terms" that begins on page 138 lists the page where each defined term is defined within this document. Technical terms are defined in the Technical Glossary on page 140.

    Certain figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING INFORMATION CONTAINED IN THIS ANNUAL REPORT

    This Annual Report contains forward-looking statements. We may also make forward-looking statements in press releases and oral statements. Forward-looking statements are not statements of historical fact and involve known and unknown risks and uncertainties. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects," "targets" and similar words are intended to identify these forward-looking statements.

    In this Annual Report, we have made forward-looking statements with respect to, but not limited to:

  our regional marketing strategy;
  our ability to meet our network expansion, service quality and modernization obligations;
  our market share;
  our compliance with International Commission for Non-Ionizing Radiation Protection ("ICNIRP") standards;
  the reduction of our labor force;
  the payment of our debt;
  the material adverse financial effect of any labor, civil or tax claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás;
  the retroactive application of state value-added taxes to certain services, including installation services, rendered during the five years preceding June 30, 1998;
  the growth in demand for cable television services in our region;
  our projected capital expenditures;
  our projected subsidies and financing; and
  our liquidity.

    Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

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
  the emergence of new technologies and the response of our customer base to those technologies;
  acquisition by us of other companies; and
  other factors discussed under Item 3 "Key Information —Risk Factors."

    The reader should not place undue reliance on any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the prospective financial information.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

    We are filing an Annual Report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, this item does not apply to us.

ITEM 2. Offer Statistics and Expected Timetable

    We are filing an Annual Report under the Exchange Act. Accordingly, this item does not apply to us.

ITEM 3. Key Information

Selected Financial Data

Background

    The selected financial information presented herein should be read in conjunction with our Financial Statements and notes, which appear elsewhere in this Annual Report. Our selected financial information is presented on a combined consolidated basis for the years 1999 and 2000 and on a consolidated basis for the years 2001, 2002 and 2003 as if Brasil Telecom S.A.'s merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR (each as defined below) had occurred as of January 1, 1996 and the merger of CRT with and into Brasil Telecom S.A. had occurred on July 31, 2000.

    The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information.

Brazilian GAAP and U.S. GAAP

    Our Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. See Note 31 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003.

Effects of Inflation

    Our financial statements until the year 2000, and unless otherwise specified, all financial information included in this Annual Report until the year 2000, recognize certain effects of inflation and are restated in constant reais of December 31, 2000, all in accordance with Brazilian GAAP. We used the General Market Price Index, Índice Geral de Preços de Mercado ("IGP-M"), published by Fundação Getúlio Vargas for purposes of restating our Financial Statements. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in our combined statements of income until the year 2000. However, pursuant to Brazilian GAAP, our audited financial statements as of and for the years ended December 31, 2001, 2002 and 2003, no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

Change in Accounting Methodology

Depreciation

    During our fiscal year 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years in order to better reflect the estimated useful life of this equipment in light of rapidly changing technology and industry practices. See Item 4 "Information on the Company—Property, plant and equipment" and Item 5 "Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2001, 2002 and 2003—Cost of Services—Depreciation and Amortization."

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

Difference from Financial Statements Published in Brazil

    Our statutory financial statements prepared in accordance with the Brazilian Corporation Law (the "Statutory Financial Statements") are the basis for dividend and tax determinations. Our audited consolidated financial statements for the year 2000 include the effects of inflation through December 31, 2000, while our Statutory Financial Statements include the effects of inflation only through December 31, 1995. See Note 31 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2001, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. Our Statutory Financial Statements also differ from our Consolidated Financial Statements in respect of certain reclassifications, presentation of comparative information and consolidation procedures.

Selected Financial Information

	Year ended December 31,

Income Statement Data:	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais, except per share data)
Brazilian GAAP:
Net operating revenue	3,591,723	4,652,184	6,158,408	7,071,368	7,915,194
Cost of services	2,692,014	3,768,699	4,765,593	5,143,358	5,455,019

Gross profit	899,709	883,485	1,392,815	1,928,010	2,460,175
Operating expenses:
Selling expenses	334,060	379,235	724,507	763,346	821,627
General and administrative expenses	580,457	534,624	624,751	687,462	865,052
Other net operating expenses (income)	(22,272)	(56,899)	60,875	(121,181)	211,308
Operating income (loss) before net financial expenses	7,464	26,525	(17,318)	598,383	562,188
Net financial expenses	(15,662)	(20,480)	47,051	330,460	610,159

Operating income (loss)	23,126	47,005	(64,369)	267,923	(47,971)
Net non-operating expenses (income)	65,705	(166,753)	85,167	78,312	550,022
Employee's profit share	19,463	18,516	52,783	42,619	3,510

Income (loss) before taxes and minority interests	(62,042)	195,242	(202,319)	146,992	(601,503)

Income and social contribution tax benefits
(expenses)	64,089	(74,386)	87,347	(916)	261,390

Income (loss) before minority interests	2,047	120,856	(114,972)	146,076	(340,113)
Minority interests	(31,253)	31,456	75,720	2,397	171,466

Net income (loss)	(29,206)	152,312	(39,252)	148,473	(168,647)

Number of Common Shares (millions)(3)	124,369,031	124,369,030	128,459,878	130,971,517	132,550,888
Number of Preferred Shares (millions)(3)	210,029,997	219,863,511	219,863,511	219,863,511	222,670,188
Operating Income (loss) per thousand Common Shares (reais)(3)	0.19	0.38	(0.67)	2.05	(0.36)
Net income (loss) per thousand Common Shares (reais) (3)	(0.23)	(1.22)	0.32)	1.13	(1.27)
Dividends per thousand Common Shares (reais)(3)	0.40	0.34	0.38	0.55	0.54
Dividends per thousand Common Shares (U.S. dollars)(3)(4)	0.22	0.17	0.17	0.16	0.19
Dividends per thousand Preferred Shares (reais)(3)	0.40	0.34	0.38	0.55	0.54
Dividends per thousand Preferred Shares (U.S. dollars)(3)(4)	0.22	0.17	0.17	0.16	0.19
_____________________________________
(1)	Presented in constant reais of December 31, 2000.
(2)

Pursuant to Brazilian GAAP, our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

(3)

Since our present capital structure was not in place for the year ended December 31, 1999, earnings and dividends per share were not presented for those periods. See Note 3r to our Consolidated Financial Statements.

(4)

Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$1.955 per U.S. dollar on December 31, 2000, of R$2.32 per U.S. dollar on December 31, 2001, of R$3.5333 per U.S. dollar on December 31, 2002 and of R$2.8892 per U.S. dollar on December 31, 2003, respectively.

Selected Financial Information (continued)

	Year ended December 31,

Income Statement Data (continued)	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais, except per share data)
U.S. GAAP:
Net income (loss)	(380,588)	117,722	(133,894)	279,899	(8,347)
Net income (loss) per thousand shares (reais) (5):
Common Shares–Basic	(1.15)	0.35	(0.39)	0.80	(0.02)
Common Shares–Diluted	(1.15)	0.34	(0.39)	0.80	(0.02)
Preferred Shares–Basic	(1.15)	0.35	(0.39)	0.80	(0.02)
Preferred Shares–Diluted	(1.15)	0.34	(0.39)	0.80	(0.02)

_____________________________________
(5)

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share," basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the "two class method." See Note 31e to our Consolidated Financial Statements.

	At December 31,

	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais)

Balance Sheet Data:
Brazilian GAAP:
Intangibles(3)	1,160,301	472,680	372,536	470,544	531,556
Property, plant and equipment, net(4)	8,446,680	11,476,414	12,231,013	11,265,991	9,579,821

Total assets	12,351,207	16,695,102	16,399,570	17,154,721	16,636,543

Loans and financing – current portion	488,076	1,187,221	448,778	591,874	1,696,958
Loans and financing – non-current portion	29,386	2,354,060	2,699,466	3,584,293	2,093,044

Total liabilities (including funds for capitalization and minority interests)	4,565,577	9,550,008	9,666,203	10,491,289	10,375,112

Shareholders' equity	7,785,630	7,145,094	6,733,367	6,663,432	6,261,431

U.S. GAAP:
Intangibles(5)		292,898	607,509	724,160	910,511
Property, plant and equipment, net	8,446,680	11,847,183	13,186,333	11,483,967	9,883,100

Total assets	11,549,335	16,584,762	16,673,834	17,626,319	17,318,777

Loans and financing – current portion	485,912	1,048,542	307,621	470,462	1,502,689
Loans and financing – non-current portion	29,386	2,354,060	2,699,466	3,389,399	1,847,501

Total liabilities (including funds for capitalization and minority interests)	5,237,504	9,457,843	9,794,184	10,817,968	10,736,513

Shareholders' equity	6,307,831	7,126,919	6,879,650	6,808,351	6,582,264

_____________________________________
(1)	Presented in constant reais of December 31, 2000.
(2)

Pursuant to Brazilian GAAP, our audited consolidated financial statements at December 31, 2001, 2002, and 2003 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

(3)	Includes the goodwill from our acquisition of a controlling stake in CRT, which was calculated based on book value.
(4)	Stated at indexed cost up to December 31, 2000, less accumulated depreciation. See Note 3g to our Consolidated Financial Statements.
(5)

Intangibles under U.S. GAAP at December 31, 1999, include the step-up goodwill paid by Solpart Participações S.A. ("Solpart") as a consequence of the exchange of shares between companies under our common control pursuant to our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. Intangibles under U.S. GAAP at December 31, 2000, 2001, 2002 and 2003 also include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT but do not include amounts relating to our PCS licenses. See Note 31o to our Consolidated Financial Statements.

Exchange Rates

    There are two principal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). Most foreign trade and financial foreign currency exchange transactions are carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to transactions to which the Commercial Market rate does not apply. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank authorized the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and Floating Market, which led to a convergence in the pricing and liquidity of both markets. However, each market continues to have a specific regulation. Most trade and financial transactions are carried out on the Commercial Market. The foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

    Under the Real Plan ("Real Plan"), on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to U.S.$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/U.S. dollar (R$l.00 to U.S.$1.00) as a ceiling.

    From its introduction in 1994 through March 1995, the real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, the Brazilian Central Bank introduced new exchange rate policies that established a band within which the real/U.S. dollar exchange rate could fluctuate. The Brazilian Central Bank initially set the exchange rate band with a floor of R$0.86 per U.S.$1.00 and a ceiling of R$0.90 per U.S.$1.00 and provided that, after March 10, 1995, the exchange rate band would be between R$0.88 and R$0.93 per U.S.$1.00. Thereafter, the Brazilian Central Bank periodically adjusted the exchange rate band to permit the gradual devaluation of the real against the U.S. dollar. On January 13, 1999, the Brazilian Central Bank widened the exchange rate fluctuation band in which the real was allowed to trade from between R$l.12 and R$l.22 per U.S.$1.00 to a new band of between R$1.20 and R$l.32 per U.S.$1.00. This resulted in an immediate devaluation of the real to R$1.32 per U.S.$1.00.

    Since January 15, 1999 the real has been allowed to float freely. The real devalued to a low of R$2.165 per U.S.$1.00 on March 3, 1999, but subsequently appreciated to R$1.789 per U.S.$1.00 on December 31, 1999, representing a net devaluation against the U.S. dollar of 32.4% during 1999. In 2000, the real devalued by a further 8.5% against the U.S. dollar.

    Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 15.7% against the U.S. dollar in the year. In the final quarter of 2001, however, the real appreciated by 15.1% from R$2.671 per U.S. $1.00 at September 30, 2001 to R$2.3204 per U.S.$1.00 at December 31, 2001.

    In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.3% to R$2.8892 per U.S.$1.00, at December 31, 2003. During the first five months of 2004, the real has depreciated approximately 8.3% against the U.S. dollar. We cannot assure you that the real will not substantially devalue again in the future. See "—Risk Factors—Risks Relating to Brazil."

    As of May 31, 2004, the Commercial Market selling rate published by the Brazilian Central Bank was R$3.1287 per U.S.$1.00.

Commercial Market Selling Rate for U.S. Dollars

    The following table sets forth the reported high and low Commercial Market selling rates for U.S. dollars for the months indicated.

	High	Low

December 2003	R$2.9434	R$2.8883
January 2004	2.9409	2.8022
February 2004	2.9878	2.9042
March 2004	2.8752	2.9400
April 2004	2.9630	2.8755
May 2004	3.2118	2.9534
_____________________________________
Source:	Brazilian Central Bank

    The following table sets forth the reported high and low, average and period-end Commercial Market selling rates for U.S. dollars for the annual periods indicated. The average Commercial Market selling rates represent the average of the month-end commercial market selling rates (R$/U.S.$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

1999	R$2.165	R$1.208	R$1.816	R$1.789
2000	1.985	1.723	1.835	1.955
2001	2.801	1.936	2.352	2.320
2002	3.955	2.271	2.915	3.533
2003	3.662	2.822	3.060	2.889
_____________________________________
Source:	Brazilian Central Bank

    Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or reliable information to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that these types of measures will not be taken by the Brazilian government in the future. See "—Risk Factors—Risks Relating to Brazil."

Risk Factors

    The following are risk factors that relate materially to our company and to an investment in our Preferred Shares or ADSs. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of our Preferred Shares or ADSs could decline and you could lose a substantial portion or all of your investment.

    The information included in this Annual Report concerning Brazil and the ownership of Telecom Italia International N.V. ("TII"), current name of STET International Netherlands N.V., Techold Participações S.A. ("Techold"), and Timepart Participações Ltda. ("Timepart"), has been included herein to the extent publicly available. We have assumed such information to be correct and have not independently verified such information.

Risks Relating to Our Company

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business

    We operate under concessions from the Brazilian Government that authorize us to provide local fixed-line telecommunications services in our region and long-distance telecommunications services within Brazil, and require us to comply with certain obligations related to rates, quality of service, network expansion and modernization, and interconnection of our network. Our failure to comply with the terms of the concessions may result in the imposition of fines or other government actions, including the termination of our concessions. Any partial or total revocation of our concessions would have an adverse effect on our business.

    Our business, including the services that we provide and the rates that we charge, is subject to comprehensive regulation under Brazilian law. Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. Our ability to retain our concessions is a precondition to our success, but in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our concessions in an adverse manner.

    Under Brazilian law, public regime companies, like us, must have the rates that they charge for products and services approved by Agência Nacional de Telecomunicações ("Anatel"). On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025. The Form of New Concession Contract provides for changes in the way in which rates are set, for example under the current proposals, the General Price Index - Internal Availability, Índice Geral de Preços – Disponibilidade Interna (IGP-DI), will no longer be used to determine the annual inflation-based adjustments to rates. Private regime companies that compete with us, like Global Village Telecom or Intelig, do not require Anatel approval when setting their rates and may unilaterally determine the prices that they charge for their services. As a result, adverse changes in Brazilian telecommunications regulations and non-approval or even delays in the approval of rate changes by Anatel, could adversely impact our operations and competitive position.

    On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged by the Brazilian telephone concessionaires, including our subsidiary, Brasil Telecom S.A., for fixed line services. The bill is still subject to the approval of other Committees within the House of Representatives, the Senate and President Lula's signature. Should this bill be approved, it will have an impact on our rate structure currently in place. As a result, our operations and competitive position could be adversely impacted.

We may need additional third party financing which may not be available in the future or on terms acceptable to us

    In addition to amounts we have already borrowed in 2004, we may require additional third party financing for potential strategic acquisitions and to commence new operations. During 2003, our net debt decreased from approximately R$3,659.0 million at December 31, 2002 to approximately R$3,170.0 million at December 31, 2003. During 2004, approximately R$1,840.0 million of our debt will mature and we may decide to refinance other existing debt in order to reduce costs or extend debt maturities. We do not anticipate being able to finance all of our funding requirements from cash flow from operations and will need to rely on third party financing in the future. We cannot assure you that such third party financing will be available on terms acceptable to us or at all.

    Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders.

    We are controlled by Solpart Participações S.A. (“Solpart”), the capital of which is held by Timepart, Techold and TII. The shareholders of Solpart entered into a shareholders agreement dated July 19, 1998 and last amended as of August 27, 2002 (the "Solpart Agreement"). As our controlling shareholder Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets, among others. At December 31, 2003, to the best of our knowledge, Timepart and Techold hold 20.9% and 47.5% respectively of the voting capital of Solpart. We cannot assure you that any of the Solpart´ shareholders will not take any actions that are inconsistent with your interests.

     TII is a company controlled by Telecom Italia S.p.A. ("Telecom Italia"). Telecom Italia prevented us from entering in the first auction of personal communication service (“PCS”) licenses that took place on 2001 and acquired for itself, through various subsidiaries now consolidated into TIM Celular S.A., (“TIM”), licenses to deploy PCS in the whole country, including Region II, where we provide fixed-line services. As a matter of Brazilian law, TII and we were deemed to be affiliates and therefore TIM could not initiate to exploit the PCS authorizations before January 1, 2004 unless either Telecom Italia ceased to be affiliated with us or we anticipated our 2003 universalization targets. In order to allow TIM to explore immediately its PCS licenses TII, Techold and Timepart agreed to amend the Solpart Agreement on August 27, 2002 by means of which TII had certain rights suspended subject to subsequent restoration upon the fulfillment of certain conditions and a certain number of common shares in the Solpart were sold by TII to Techold and Timepart so as to reduce TII´s indirect ownership in Solpart and consequently in us to below the affiliate level, subject to corresponding “call” and “put” rights. Since TII´s departure from our control group, the following events have occurred (i) TIM acquired authorizations to render national and international fixed-line services, in the full knowledge that we already had since 1998 an option to provide such services aiming at transforming ourselves from a regional to a national and international carrier; (ii) we, through a wholly owned subsidiary, 14 Brasil Telecom Celular S.A., acquired authorization to render PCS in Region II; and (iii) we exercised our pre-existing right aiming at providing the long distance national and international services. Therefore we and Telecom Italia now have overlapping rights to provide PCS (in Region II) and long distance national and international services (Regions I, II and III). Article 68 of the General Telecommunication Law prevents the exploitation by the same juridical person, whether directly or indirectly, of the same services in the same Region. Notwithstanding, TII is now requesting to repurchase its voting stock and return to our control group which is against our best interests as we and TIM would then be considered affiliates and therefore prevented from offering the same services in the same regions.

    Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations

    We are controlled by Solpart. Shareholders of Solpart have entered into the Solpart Agreement. There have been disputes among the shareholders of Solpart including in respect to the ownership structure of Solpart and further disputes may arise again in the future. Such disputes may arise between and among members of our control group with respect to the interpretation, application, performance and exercise of rights under the Solpart Agreement. Any such disputes could consume significant management time and resources which could have a material adverse effect on our financial condition and results of operations.

    Currently, TII is involved in a dispute with Techold and Timepart relating to TII's attempt to return to our control group. As discussed above, TII is attempting to return to our control group. On December 19, 2003, Techold and Timepart submitted to the ICC a request for arbitration to resolve the dispute for Solpart´s control aiming at avoiding that TII exercise control for the benefit of Telecom Italia in an attempt to prevent us, in our own and in the public interest, from reaching our full potential as a national and international provider of telecommunications services. On January 16, 2004 Anatel consented that during an 18 month period TII may return to our control group so long as TII does not participate or vote in any matters related to the overlapping services. After the 18 month period if we and Telecom Italia do not reach an agreement Anatel reserved the right to impose sanctions. In January 2004, TII notified us of its intention to regain its voting stock in Solpart and to restore the suspended control rights in Solpart as a result of our attainment of the universalization targets. TII filed lawsuits against Solpart, Timepart, Techold and us to force its return to our control group. To date, TII´s requests have not been adjudicated. In the meantime, ANIMEC (the Brazilian Association of Investors of Capital Markets) filed an injunction before the Conselho Administrativo de Defesa Econômica ("CADE") (Brazil's Antitrust Authority) to prevent TII from returning to the control group. On March 17, 2004, the injunction was granted by unanimous decision and TII appealed from CADE´s decision. This matter is still unresolved. We cannot assure you that this dispute will not have an adverse effect on our management's time and resources or our financial condition and results of operations, particularly with respect to our mobile and long distance services.

We depend on sophisticated information and processing systems to operate our company, the failure of which could affect our financial condition and results of operations

    Sophisticated information and processing systems are vital to our growth and our ability to monitor our costs, bill customers, detect fraud, provide customer service, achieve operating efficiencies and meet our service targets, particularly in light of the increasing competition in our region. We routinely evaluate, upgrade and modernize our systems as needed. Our billing and information systems are continuously being upgraded and modernized by both in-house technicians and outside service providers. However, the failure of these technicians and service providers to successfully integrate and upgrade our systems as necessary or the failure in the future of any of those systems to operate properly, could have a material adverse effect on our financial condition and results of operations.

We may be liable for labor liabilities, including those related to the companies that Brasil Telecom S.A. merged with, which could have an adverse effect on our results of operations

    As of December 31, 2003, we were involved in approximately 18,578 labor proceedings, which include pre-existing labor proceedings of the companies Brasil Telecom S.A. merged with. As of December 31, 2003, contingent liabilities for labor proceedings in which the risk of loss was considered "probable" amounted to approximately R$424.0 million and contingent liabilities for which the risk was considered "possible" amounted to approximately R$625.1 million. The estimated total amount involved in these proceedings is approximately R$1,177.0 million. In particular, Brasil Telecom S.A. acquired CRT, the leading fixed-line services provider in the state of Rio Grande do Sul in 2000 and, as a result of such acquisition, we inherited a number of labor proceedings, as well as other tax and civil proceedings. As a result of recent court decisions, we now regard a portion of our loss relating to these proceedings as "probable" and accordingly, in 2003, we provisioned R$281.5 million of contingent liabilities with respect to such proceedings. See Item 8 "Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Labor Legal Proceedings."

    Contingencies classified as having a probable risk of loss are recorded under liabilities. Under Brazilian labor law, a change of control, corporate structure or ownership does not affect the enforceability of pre-existing employment contracts of an entity. Brazilian labor courts have taken the position that any entity that acquires the control of a manufacturing or commercial establishment becomes liable for the labor liabilities of its target even when such liabilities originated prior to the date of the acquisition. Although we believe that we have no other material pre-existing labor liabilities, there can be no assurance that additional material labor proceedings for actions undertaken by the companies Brasil Telecom S.A. merged with prior to our merger with them, or any other labor liabilities, will not be brought in the future, or if they are, that an adverse judgment regarding the same would not have a material adverse effect on our results of operations or financial condition.

We may be held liable for engaging in certain activities without an environmental license, which may subject us to fines of up to R$10.0 million, total or partial suspension of activities in certain states, and/or civil and criminal sanctions. This could have an adverse effect on our results of operations

    In Brazil, environmental licensing is regulated mainly by Resolution No. 237 of 1997 enacted by the Conselho Nacional do Meio Ambiente ("CONAMA") (Environmental National Council). This resolution lists the activities that require environmental licensing and provides that any activity that has the potential to cause a significant impact on the environment must be licensed.

    In Brazil, the federal, state and local levels of government have concurrent jurisdiction to independently determine whether an activity has the potential to cause a significant impact on the environment, and to require and grant environmental permits for that activity. As part of our normal operations, we install and maintain ducts, wires, cables and towers for transmission antennae in the states in our region. The installation and maintenance of ducts, wires, cables and towers for transmission antennae are not listed in the CONAMA Resolution No. 237 of 1997 as activities that require compulsory licensing. However, there is no guarantee that a jurisdiction will not view this installation and maintenance as activities with the potential to cause a significant impact on the environment, and thereby require an environmental permit to conduct such an activity. In any jurisdiction, to the extent that we are required to obtain an environmental permit and have not obtained such a permit, we may be subject to fines of up to R$10.0 million, total or partial suspension of activities, and/or civil and criminal sanctions. Although we have never been charged with having conducted our installation and maintenance activities without a proper environmental permit, there can be no assurances that some state or local authority will not retroactively determine that we have failed to obtain the appropriate state or local environmental permit, as the case may be, prior to conducting such activities. This could have a material adverse effect on our results of operations.

It may be difficult to effect service of process upon, or to enforce foreign judgements upon us, our directors and our officers

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

Risks Relating to the Brazilian Telecommunications Industry

We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition

    The telecommunications industry in Brazil is becoming increasingly competitive. Our public regime fixed-line concessions are not exclusive and Anatel could grant additional private-regime authorizations in our region. For example, in local fixed-line telecommunications services in our region, we currently face competition from Global Village Telecom Ltda. ("Global Village Telecom"). To date, Telecomunicações de São Paulo S.A. ("Telesp"), Tele Norte Leste Participações S.A. ("Telemar"), Embratel Participações S.A., ("Embratel") and Intelig Telecomunicações Ltda. ("Intelig") have been granted permission by Anatel to provide local fixed-line telecommunications services in our region. In intraregional long distance services in our region we currently face competition from with Global Village Telecom, Intelig and Embratel. To date, Albra Telecomunicações Ltda. ("Albra"), Portale Rio Norte S.A. ("TIM") and Global Village Telecom have been granted permission by Anatel to provide intraregional long distance services in our region.

    In addition, the Brazilian telecommunications industry is consolidating which results in larger competitors. The controlling interest in Embratel has been purchased by Telefonos de Mexico S.A. de C.V. ("Telmex") subject to certain conditions precedent. Embratel also provides local and broadband services in Region I and III through its subsidiaries Vésper S.A. and Vésper São Paulo S.A. (together, "Vesper"). Telmex has also acquired the assets of AT&T do Brasil, now Telmex do Brasil Ltda. ("Telmex do Brasil") and owns the mobile operator Claro, through its subsidiary América Móviles. Telesp is majority owned and controlled by Telefônica S.A. ("Telefônica"). Telesp has been granted permission to operate in our local fixed line and long distance markets. We also compete with Telesp in the data services market outside of our region. We also expect to compete with Telefônica in the wireless market against "Vivo", its joint venture with Portugal Telecom S.A. ("Portugal Telecom").

    Our ability to compete successfully will depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographic trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation. Currently, we compete with our competitors primarily on the basis of features, pricing and customer service. However, we cannot predict exactly which factors in the future will be important in maintaining our competitive position, such as the increasing need to offer promotions, discounts and other marketing initiatives, or what expenditures will be required to develop and provide the necessary technologies, products and services to remain competitive. This may adversely affect our market share and our margins.

    In addition, we may also face increased competition due to unbundling regulations. On May 13, 2004, Anatel issued Order (Despacho) no. 172, which establishes rules for partial and full unbundling of local telephone networks and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for partial unbundling to R$15.42 per line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This legislation is expected to increase competition in the local fixed line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. These regulations are recent and we cannot guarantee whether we can compete effectively in this environment.

    The expected increases in consolidation of telecommunications operators in Brazil and the increase in competition in our region due to unbundling or otherwise, may have a material adverse effect on our market share, margins, results of operations and financial condition.

The telecommunications industry may not continue to grow or may grow at a slower rate

    We derive most of our revenue from our fixed-line telecommunications services and have recently commenced offering wireless services. As a result, we depend on the continuing development and growth of the market for telecommunications services in Brazil. Our ability to increase our business depends partially on continuing economic development in Brazil. Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for our fixed-line or other services may harm our business and revenues. To remain competitive we must also diversify our services and there can be no assurance that we will be successful in doing so.

We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection agreements

    In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other's network are currently regulated by Anatel. However, beginning in July 2004, interconnection rates for wireless operators will be freely negotiated. If we are not able to negotiate favorable interconnection agreements in the future, subject to potential intervention by Anatel under its legal power to establish the terms of agreements between telecommunications companies that cannot agree on interconnection rates and terms, our operating and financial results may be adversely affected.

The failure to develop and implement the technology necessary to quantify and combat fraud on our network could adversely affect our results of operations

    The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. During 2003, we continued to improve our systems in order to implement an "on-line" fraud management system. However, we have not yet been able to implement our "on-line" fraud management system or to implement a fraud detection system related to billing.

    In addition, we rely on other long-distance carriers for interconnection, some of whom do not have anti-fraud technology in their network. In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During the fiscal year 2002, several automated procedures were created to detect and control possible abnormalities that could represent fraudulent activities and were placed in various parts of our operations. These control points have a preventive function, and work both pro-actively and, should a fraud occur, reactively. In 2003, we implemented controlling points to capture fraud events automatically, such as a non-billing mechanism for fraud-blocked terminals, a cut-off limit system for service usage, and a webpage to gather any fraud claim from the community. These actions achieved a better level of control in mitigating the risk of loss from frauds as compared to previous years. However, these procedures are still below the level of accuracy and effectiveness desired and expected for fraud control. Should we not be able to develop and implement the technology necessary to quantify and combat fraud on our network, our results of operations could be adversely affected.

The failure of other operators to effect bill collection may have an adverse effect on our long-distance services revenues generated through other providers, on our provision for doubtful accounts, and on the productivity ratio of our call centers.

    Anatel Resolution 343, dated July 17, 2003, requires all telecommunications services providers to provide billing and collection services to other telecommunications services providers with whom they have line or access sharing agreements. As part of our entrance into new long-distance services markets, we entered into agreements with several mobile telephone operators and fixed-line operators to include our long-distance services in their telephone bills and provide collection and collection-related services to us and vice-versa. If other operators experience difficulties with bill collection or collection-related activities, our long-distance services revenues generated from the lines or accesses of other telecommunications operators, our provision for doubtful accounts, and the productivity ratio of our call centers may be adversely affected.

The failure to develop and implement the technology necessary to extract, analyze, monitor and take actions upon revenue leakage present in our revenue stream could adversely affect our results of operations in a competitive environment

    Revenue leakage occurs at different stages of the billing process, from ordering the new service to the provider making network switch changes and establishing accurate billing records reflecting the change. Service providers may lose a significant portion of their annual services revenue due to services that were never billed. Since 2002 we have been implementing systems and processes which verify the accuracy of billing and improve our recording of traffic. In 2003, we introduced the following new systems or processes in order to implement our revenue leakage control which include:

  a "conformity certificate" from Bureau Veritas of Quality International ("BVQI"), an international certification organization which validates the accurate rates for local, international long distance ("ILD") and domestic long distance ("DLD") calls through our carrier selection code originating from public telephones;
  the renewal of a "conformity certificate", issued by BVQI and annually required by Anatel, for the collection, registry, rate and billing process, including the local measured and billed service and the public switched telephone network (Serviço Telefônico Fixo Comutado, or STFC); and
  a procedure for the analysis and recovery of unpaid invoices, monitoring of the installation of telephone lines and related services, and monitoring the improper use of terminals.

    Notwithstanding our efforts, we continue to face challenges in finding and preventing revenue leakage, including the gathering of data from multiple sources within our complex network/IT platforms and the reconciliation of such data in order to identify the root cause(s) of leakage. This identification, prevention, and correction process typically involves multiple operational functions throughout the organization. If we are not able to develop and implement the technology necessary to detect, quantify, and prevent revenue leakage in our network, our results of operations could be adversely affected.

Developments in the global telecommunications industry and technology are difficult to predict and a failure by us to respond to such developments may have a further material adverse effect on our financial condition and results of operations

    All companies in the global telecommunications industry must adapt to rapid and significant changes in technology that are often difficult to anticipate. While we have been upgrading our network with technologically advanced fiber optic cable with a microwave overlay, we cannot assure you that our network will not be challenged by competition from new or improved technologies in the future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-offs of obsolete technology. This would have a material adverse effect on our financial condition and results of operations.

In the event of a natural disaster, war, significant public disturbance or for economic reasons, the Brazilian government could temporarily seize or permanently expropriate our assets, which could have a material adverse effect on our financial condition and results of operations

    The Brazilian government has the authority to temporarily seize all assets related to telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons, and for other reasons related to national security. In addition, the Brazilian government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Brazilian law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, in the event of a temporary seizure or expropriation of any of our assets we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely. This would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares underlying the ADSs

    Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. In 2003 the real appreciated in value by 22.3% in relation to the U.S. dollar, from 3.5333 reais per U.S. dollar at December 31, 2002 to 2.8892 reais per U.S. dollar at December 31, 2003. In 2003, the Central Bank raised Brazil's base interest rate by a total of 10.0 percentage points in an effort to stabilize the currency and decrease inflationary pressures. In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

    Our operations, financial condition and the market price of our Preferred Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;
  base interest rate fluctuations;
  inflation; and
  other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

    On January 1, 2003, Luiz Inácio Lula da Silva, from the Labor Party, took office as the new President of Brazil. Until now, the economic policies of former President Cardoso have been continued by the current administration of the Brazilian government. Although the new government has not departed significantly from previous policies, and the Real appreciated 22.3% against the U.S. dollar during 2003, concerns remain about the policies of the future of the Brazilian government. While the current administration's policies have to date not been adverse to the telecommunications industry, the uncertainty over what policies the current Brazilian government may propose or adopt in the future may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets and thus have an impact on our business.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced

    Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489.1% in 1993 (according to the Brazilian National Consumer Price Index (Índice Nacional de Preços ao Consumidor) published by the IBGE). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future our costs may increase, and our gross profit may be affected to the extent that our rate increases and our net operating revenues do not keep up with the rate of inflation.

    Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and thus reduce our revenues.

Adverse changes in Brazilian economic conditions could cause an increase in bad debt provisions for doubtful accounts, which could materially reduce our earnings

    Our business is affected by customers' ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;
  devaluation of the real;
  inflation; or
  an increase in domestic interest rates.

    A greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Losses from accounts receivable reached R$298.0 million in 2003, against R$263.5 million in 2002, almost flat in percentage of gross revenues terms. However, should economic conditions worsen in Brazil and bad debts increase, this could materially reduce our earnings and have a material adverse effect on us.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues

    The Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate fell from R$1.9554 per U.S. dollar at December 31, 2000 to R$3.5333 at December 31, 2002. In 2003, the real has strengthened against the U.S. dollar. At December 31, 2003 the real/U.S. dollar exchange rate was R$2.8892 per U.S. dollar.

    A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant reduction in our revenues, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations.

The proposed changes in Brazilian labor law may affect labor relations

    In April 2003, the Lower House reopened the discussions regarding the changes in the Brazilian Labor Law (Consolidação das Leis do Trabalho, or CLT). According to the system currently in force, labor relations are strongly regulated. Although still protecting fundamental labor rights, the committee in charge of the preparation of a new bill has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to more freely negotiate certain aspects of their employment relations. A revision of union relations in Brazil may also be discussed. It is not clear whether the proposed changes, if approved by the Congress, would be well accepted by employees of Brazilian companies, including us, and their respective unions. These changes, if implemented, may adversely impact our business in the future.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds from any sale of the Preferred Shares

    The Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian in Brazil, or you if you have exchanged your ADSs for the underlying Preferred Shares, from converting the proceeds relating to the Preferred Shares into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee such a serious imbalance. Although, there is no current material imbalance in Brazil's balance of payments, there can be no assurance that such an imbalance may not arise in the future or that the Brazilian government will not institute more restrictive exchange control policies in the future. See Item 10 "Additional Information–Taxation–Brazilian Tax Considerations."

As a holder of ADSs you may have fewer and less well-defined shareholders' rights than in the United States

    Our corporate affairs are governed by our Bylaws and Brazilian Corporation Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian Corporation Law, you and the holders of our Preferred Shares may have fewer and less well defined rights to protect your interests relative to actions taken by our board of directors or the holders of our Common Shares than under the laws of other jurisdictions outside Brazil.

    Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our Preferred Shares and/or ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring shareholders' derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

Risks Associated with Our Preferred Shares or American Depositary Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the Preferred Shares underlying the American Depositary Shares at the price and time you desire

    Investing in securities in emerging markets, such as Brazil, involves greater risk than investing in securities from more developed countries and such investments are generally considered speculative in nature.

    Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

  changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and
  restrictions on foreign investment and on repatriation of capital invested.

    The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small capitalization and the illiquidity of the Brazilian equity markets may substantially limit your ability to sell the Preferred Shares underlying the ADSs.

Developments in other countries, including Argentina, may affect the Brazilian economy, market price of the Preferred Shares and your American Depositary Shares

    The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries, including the recent economic crisis in Argentina, Venezuela, Uruguay and Paraguay have also experienced a significant economic downturn. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including Brasil Telecom Participações S.A., or that prevailing interest rates in these markets will be advantageous to us and our ability to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil. See Item 9 "The Offer and Listing—Offer and Listing Details." There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADSs.

Holding your Preferred Shares in ADS form may subject you to several risks and may jeopardize certain rights relating to voting, dividends and distributions, and preemptive rights, among others, that you would otherwise enjoy as a holder of Preferred Shares

  In the limited circumstances where holders of Preferred Shares are able to vote, you will be able to exercise your voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations upon your ability, as an ADS holder, to exercise your voting rights due to the additional procedural steps involved in communicating with such holders. See Item 7 "Major Shareholders and Related Party Transactions—Major Shareholders" and Item 10 "Additional Information—Memorandum and Articles of Association—Voting Rights."
  If you are a resident of the United States you may not be able to exercise your preemptive rights, or exercise other types of rights, with respect to our Preferred Shares. Your ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act") is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our Preferred Shares. Moreover, there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary (the "Depositary"), will attempt to sell the preemptive rights, and you will be entitled to receive your share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them. For a more complete description of preemptive rights with respect to our Preferred Shares, see Item 10 "Additional Information—Memorandum and Articles of Association."
  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., as custodian for your Preferred Shares represented by the ADSs, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to you, as a holder of ADSs. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying our ADSs. See Item 10 "Additional Information—Memorandum and Articles of Association—Dividends."
  As an ADS holder, you will be required to pay certain fees to the Depositary in connection with certain events, such as exercising your rights to purchase additional ADSs and redemption of your ADSs by our company, among others.
  We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADSs 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective.

Tax reform will be gradually implemented in the following years

    In December 2003, the Federal Senate approved part of the tax reform bill that had been under discussion for eight months. The text approved by the Senate was consolidated in Constitutional Amendment No. 42, enacted on December 19, 2003. Constitutional Amendment No. 42 is already in force, and provides for an extension on the assessment of the Provisional Contribution of Financial Transfers (Contribuição Provisória sobre Movimentação Financeira - "CPMF"), the assessment of Programa de Integração Social ("PIS"); and Contribuição para Financiamento da Seguridade Social ("COFINS") taxes on import transactions, and the assessment of COFINS under a non-cumulative regime.

    Some important issues originally provided for in the tax reform bill relate to: (i) harmonization of ICMS tax rules, which would be governed by a single federal legislation applicable to all states; (ii) equalization of ICMS rates; and (iii) limitations on granting tax incentives. If approved, such measures shall be gradually adopted in 2005 and 2007. The delay in the approval and implementation of the tax reforms bill may negatively affect the Brazilian economy and capital markets.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the ADSs

    According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents of Brazil or Brazilian residents and whether made within or outside Brazil is subject to taxation in Brazil. Considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, we are unable to predict how the scope of Law No. 10,833 would be interpreted in the courts of Brazil.

ITEM 4. Information on the Company

History and Development of the Company

    We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telebrás) by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A. – Telesc ("Telesc"), Telecomunicações de Goiás S.A. – Telegoiás ("Telegoiás"), Telecomunicações de Brasília S.A. –Telebrasília ("Telebrasília"), Telecomunicações do Mato Grosso S.A. – Telemat ("Telemat"), Telecomunicações do Mato Grosso do Sul S.A. – Telems ("Telems"), Telecomunicações de Rondônia S.A. – Teleron ("Teleron"), Telecomunicações do Acre S.A. – Teleacre ("Teleacre"), Companhia Telefônica Melhoramento e Resistência – CTMR ("CTMR"), and our predecessor, Telecomunicações do Paraná S.A. – Telepar ("Telepar") and CRT, a company formerly controlled by Telefônica S.A. and acquired by us in July 2000.

    Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B – 71215-000 – Setor de Indústria e Abastecimento, Brasília, DF, Brazil, and our telephone number is (55-61) 415-1140. Our agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th floor, New York, New York 10011.

Historical Background

    Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress approved the Lei Geral de Telecomunicações (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás.

    The General Telecommunications Law established Anatel as the regulator of the telecommunications industry in Brazil. Anatel is administratively independent from the Brazilian Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress on an annual basis. In addition, any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's decisions may be challenged in the Brazilian courts. Among its functions are the following:

  to propose the implementation or elimination of services in the public regime;
  to manage the spectrum of radio frequency and the use of orbits;
  to settle conflicts of interest among the companies that render telecommunications services;
  to protect and defend the users' rights;
  to prevent, control and punish penalties of the economic order, in the telecommunications industry;
  to establish restrictions, limits or conditions to corporate groups in obtaining or transferring the concessions, permissions and authorizations, in order to assure the competition; and
  to establish the rate structure for each kind of services rendered in the public regime.

    On January 30, 1998, in preparation for the restructuring and privatization of Telebrás, the cellular telecommunications operations of Telebrás' operating subsidiaries were spun off into separate companies. On May 22, 1998, Telebrás was restructured to form, in addition to Telebrás, 12 new holding companies by means of a procedure under Brazilian Corporation Law called cisão, or split-up. These new holding companies were allocated virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in its operating companies. The split-up of Telebrás into 12 new holding companies is referred to herein as the "breakup of Telebrás."

    These holding companies, together with their respective subsidiaries, consisted of (i) eight cellular service providers, each operating in one of the regions into which Brazil has been divided for purposes of cellular telecommunications services in the frequency range formerly used by each of the former operating companies of Telebrás, (ii) three regional fixed-line service providers, each providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and (iii) Embratel, which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

    Set forth below are maps of Brazil showing the locations of the fixed line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

    We are one of the three holding companies providing local and long-distance services in Brazil. See Item 7 "Major Shareholders and Related Party Transactions—Major Shareholders." In the breakup of Telebrás, we were allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR, companies which provided fixed-line telecommunications service in the northern, western, central and southern regions of Brazil. See "—Business Overview—Our Region." In July 1998, the Federal Government sold all its voting shares of these holding companies, including the shares it held in Brasil Telecom Participações S.A. to private sector buyers. The sale of all of the Federal Government's voting shares in the holding companies to private sector buyers is referred to herein as the "privatization of Telebrás." As a result of the merger of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, which ultimately became Brasil Telecom S.A., our subsidiary, we became the leading local and intraregional fixed-line telecommunications service provider in our region. The only other relevant fixed-line telecommunications service provider in our region is Global Village Telecom (Sercomtel and CTBC also operate partially in our region but we do not service the same cities). For intraregional long-distance telecommunications services, Intelig and Embratel, among others, are providers that are authorized to provide long-distance services in our region.

    The other major telecommunications operators which were created as a result of the privatization of Telebrás are: Telemar which is our mirror telecommunications service provider in Region I, Telesp which is our mirror telecommunications service provider in Region III, and, Embratel which provides domestic and international long-distance service throughout Brazil. We, Telemar, Telesp and Embratel all operate pursuant to public concessions granted by Anatel.

    Since the privatization of Telebrás, Anatel has continued to implement regulations which further its policy of promoting competition and quality of service in the Brazilian telecommunications market place. As part of this policy initiative, Anatel has allowed new private competitors into the Brazilian market to compete directly against us. In addition, Anatel has required us and the other public concession service providers to meet certain quality and universalization targets before we could compete in other service providers' market areas. On January 19, 2004, we received certification by Anatel that we have accomplished our universalization targets. Accordingly, we are now authorized to offer local fixed and domestic and international long-distance telephone services, originated inside or outside our region as well as mobile services in our region. The certification of other service providers' compliance with universalization and expansion targets, permits other service providers to operate in our region.

History of Our Company

    The following bullet points illustrate a brief history of our company:

  May 22, 1998: The Brazilian Government transferred the ownership of Telesc, Telepar, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR to us.
  July 29, 1998: Solpart acquired a controlling interest in our predecessor, Tele Centro Sul Participações S.A., from the Brazilian government in the privatization process of Telebrás.
  February 28, 2000: Our subsidiary, Brasil Telecom S.A., was reorganized and merged with and into the concessionaires – Telesc, Telepar, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR.
  April 28, 2000: In accordance with our strategy of becoming a national telecommunications company, Brasil Telecom Participações S.A. changed its corporate name from Tele Centro Sul Participações S.A. to Brasil Telecom Participações S.A.
  July 5, 2000: Brasil Telecom Participações S.A’s ADSs were listed on the New York Stock Exchange and started trading under new symbol: "BRP".
  July 31, 2000: Brasil Telecom S.A. acquired 98.8% of the corporate capital of TBS Participações S.A. ("TBS"), a company controlled by Telefônica, which held 85.2% of the voting capital of CRT, representing 31.6% of the total share capital of CRT, for approximately R$1,500.0 million. CRT was the leading fixed-line telecommunications service company in the state of Rio Grande do Sul. The acquisition of CRT was financed partly through the use of Brasil Telecom S.A.'s cash reserves, as well as through the domestic placement of commercial paper worth approximately R$900.0 million.
  December 28, 2000: TBS was merged into CRT, and immediately afterwards CRT was merged with and into Brasil Telecom S.A. Pursuant to its merger with CRT, minority shareholders of CRT were given the right to exchange their CRT shares for Preferred Shares and Common Shares of Brasil Telecom S.A. The exchange of shares was made based on the market value of Brasil Telecom S.A.'s shares compared to those of CRT.
  November 1, 2001: BrT Serviços de Internet S.A. ("BrTSi") acquired 15.4% of the total capital stock of iBest Holding Corporation (which controls iBest S.A.), for approximately R$10.0 million.
  November 16, 2001: Our subsidiary, Brasil Telecom S.A., listed ADSs evidencing its Preferred Shares on the New York Stock Exchange.
  December 5, 2001: Our subsidiary, Brasil Telecom S.A., acquired 19.9% of the capital stock of Vant, a leading corporate data solutions provider, for R$3.9 million from AESCOM Sul Ltda. and Luiz Cruz Schneider together with an option to purchase the remaining 80.1% after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.
  May 9, 2002: Brasil Telecom Participações S.A. and Brasil Telecom S.A., joined the Special Corporate Governance Level 1 of the São Paulo Stock Exchange ("BOVESPA").
  June 3, 2002: Brasil Telecom Participações S.A.'s shares listed on BOVESPA started trading under new symbols: "BRTP3" for Common Shares and "BRTP4" for Preferred Shares. Brasil Telecom S.A.'s shares listed on BOVESPA started trading under new symbols: "BRT03" for Common Shares and "BRT04" for Preferred Shares.
  December 18, 2002: Brasil Telecom S.A. acquired licenses for the personal communications system ("PCS") for R$191.5 million through the auction held on November 19, 2002. The minimum price was R$182.9 million and Brasil Telecom S.A. paid a premium of 3.6%.
  February 18, 2003: Brasil Telecom S.A. announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda.("MTH"), a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda.("MetroRED"), for U.S.$17.0 million together with an option to purchase the remaining 80.1% of the capital of MTH for U.S.$51.0 million after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.
  June 11, 2003: Brasil Telecom S.A. acquired, through BrTSi, the entire submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. ("GlobeNet") for U.S.$46.8 million. A total of U.S.$27.6 million was payable on June 11, 2003, with the remaining U.S.$19.2 million paid within 18 months of the first installment.
  June 26, 2003: Brasil Telecom S.A. acquired the remaining capital of iBest Holding Corporation for U.S.$36.0 million.
  January 19, 2004: Anatel certified that we had met our universalization targets and authorized us to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services out of our original concession area and to offer mobile services in our region.
  March 16, 2004: CADE, released a provisory decision determining that TII, one of our former controlling shareholders could not return to Brasil Telecom's block of control, notwithstanding the authorization from Anatel that they could do so. The outcome is still pending.
  May 13, 2004: Brasil Telecom S.A. purchased the remaining 80.1% of the capital of MTH for U.S.$51.0 million which could only be possible once we received certification of our compliance with the 2003 targets stipulated by Anatel in our concession contracts.
  May 13, 2004: Brasil Telecom S.A. purchased the remaining 80.1% capital of Vant for R$15.6 million which could only be possible once we received certification of our compliance with the 2003 targets stipulated by Anatel in our concession contracts.
  May 2004: Brasil Telecom S.A. received acceptances of its offer to purchase 63.0% of the shares of Internet Group do Brasil Ltda.'s ("iG") capital stock from certain shareholders for U.S.$100.7 million. The purchase of these shares is still subject to due diligence and execution of final purchase and sale agreements.

Organizational structure

    Brasil Telecom Participações S.A. is structured as a holding company and conducts substantially all of its operations through its only and wholly-owned subsidiary, Brasil Telecom S.A. Brasil Telecom S.A. currently has four wholly-owned subsidiaries, BrT Serviços de Internet S.A., 14 Brasil Telecom Celular S.A., Vant Telecomunicações S.A. and MTH Ventures do Brasil Ltda. and Brasil Telecom S.A. is subdivided into eleven operational branches, Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, Pelotas and the Federal District. For information on our shareholding structure, please see Item 7 "Major Shareholders and Related Party Transactions – Major Shareholders." The following chart sets forth a summary of our organizational structure, including the percentage of voting capital held in each of our significant indirect subsidiaries as of December 31, 2003. All of our significant indirect subsidiaries are organized and existing under the laws of the Federative Republic of Brazil, except for Brasil Telecom Submarine Cable System (Bermuda) Ltd. incorporated under the laws of Bermuda, Brasil Telecom of America Inc. incorporated under the laws of the United States of America and Brasil Telecom de Venezuela S.A. incorporated under the laws of Venezuela.

BrT Serviços de Internet S.A.

    We formed BrTSi in October 2001. Through BrTSi, we provide broadband internet services based on ADSL (Assymetric Digital Subscriber Line) technology through our internet service provider (“ISP”) BrTurbo. BrTSi is also the parent company of the subsidiaries that operate our submarine fiber optic cable system which we refer to as GlobeNet, and iBest, our free internet service provider.

    iBest

    In February 2002, BrTSi acquired 15.5% of iBest Holding Corporation for approximately U.S.$10.0 million. iBest Holding Corporation controls iBest S.A. (“iBest”), a free internet service provider and important brand name. On June 26, 2003, we acquired through our wholly owned subsidiary, BrTSi, the remaining capital of iBest Holding Corporation for U.S.$36.0 million, consolidating our 100% ownership of iBest.

    GlobeNet (Submarine Fiber-Optic Cable System)

    On June 11, 2003, we acquired, through BrTSi, the entire submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. which we refer to as GlobeNet, for U.S.$46.8 million. A total of U.S.$27.6 million was paid on June 11, 2003, with the remaining U.S.$19.2 million payable within 18 months of the first installment. As part of this acquisition, BrTSi formed five operating subsidiaries: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable System (Bermuda) Ltd. and Brasil Telecom de Venezuela, S.A. These companies own and operate the GlobeNet fiber optic cable system that connects the United States, Bermudas, Brazil and Venezuela. Brasil Telecom of America, Inc. is headquartered in Boca Raton, Florida, and coordinates all GlobeNet’s activities and supports the commercial activities of the group in the international market.

14 Brasil Telecom Celular S.A.

    14 Brasil Telecom Celular S.A., is our mobile telephony services subsidiary, which we expect to be operational during the third-quarter of 2004. See "--Business Overview--Wireless Services."

Vant Telecomunicações S.A.

    On May 13, 2004, Brasil Telecom S.A. exercised its option to purchase for R$15.6 million the remaining 80.1%, giving us 100%, of the capital of Vant. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. Vant offers internet protocol as well as other products to the corporate market throughout Brazil.

MetroRED Telecomunicações Ltda.

    On May 13, 2004, Brasil Telecom S.A. exercised its option to purchase for U.S.$51.0 million the remaining 80.1% giving us 100% of the capital of MTH. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. MetroRED is a leading local fiber optic network provider, with 331 kilometers of local area network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,485 kilometer long-distance network linking these three metropolitan areas as well as an internet solutions data center in São Paulo which will provide internet support to our customers. As part of the acquisition, we also acquired a management team with expertise in these markets.

Intelig

    We are engaged in on-going discussions with Intelig’s shareholders, France Telecom, Sprint Corp. and National Grid Group PLC, with respect to a possible acquisition of Intelig. Intelig started operations in 2000, and provides national and international long distance services nationwide and competes directly with Embratel. Intelig has built out an extensive fixed-line telecommunications network throughout the country. The terms of any acquisition have not been determined and accordingly, it is not possible to predict the outcome of this process.

iG

    In May 2004, Brasil Telecom S.A. received acceptances of its offer to purchase 63.0% of the shares of iG’s capital stock from certain shareholders for U.S.$100.7 million. The purchase of these shares is still subject to due diligence and execution of final purchase and sale agreements. iG is a free internet services provider. This acquisition will consolidate our already leading position in the ISP market by giving us more than 50.0% of the dial-up minutes in the Brazilian market as well as an additional three million active internet users.

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

    The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,

	2001	2002	2003

	(millions of reais)
Switching	455.8	235.0	164.0
Transmission	463.1	133.5	136.2
Access Network	1,094.1	212.9	108.8
Data Network	176.3	312.3	209.4
Infrastructure	312.5	148.7	37.4
Other investments (1)	924.0	963.5	1,138.2

Total capital expenditures	3,425.7	2,005.9	1,794.0

_____________________________________
(1)

Other investments include the acquisition of PCS licenses, the acquisition of GlobeNet, MetroRED and iBest and investments to replace plant equipment and other fixed assets generally without altering the capacity of the assets replaced and certain investments in operational and technical support such as telecommunications management network systems, IT investments and expansion projects.

    Our capital expenditures decreased approximately 10.6% to R$1,794.0 million in the year ended December 31, 2003, from R$2,055.9 million for the corresponding period in 2002. Of our total capital expenditures, R$1,328.2 million related to expansion and modernization of our fixed telephony operations, R$109.2 million to mobile telephony operations and R$356.7 million to the acquisition of the capital stock of GlobeNet, MetroRED and iBest. The capital expenditures on the expansion and modernization of our fixed telephony operations consist mainly of updating technology and upgrading capacity in relation to our transmission backbone, switching centers, data network and intelligent network.

Expected Capital Expenditures on Plant Expansion and Modernization

    We currently expect to invest approximately R$725.5 million in the expansion and modernization of our network during the fiscal year 2004. For the three months ended March 31, 2004, we had invested approximately R$147.4 million in the expansion and modernization of our network. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.” We expect to finance our remaining expected 2004 capital expenditures with internal funds generated primarily from our operations.

Acquisition of PCS Licenses

    As part of our strategy of providing integrated solutions to our clients, we acquired PCS licenses for R$191.5 million, at an auction held on December 18, 2002. We paid a premium of 3.6% over the reserve price of R$184.9 million.

    On December 18, 2002, we paid the equivalent of 10.0% of the total bid amount at auction. The remaining 90.0% will be paid in six equal installments annually, respectively due 36, 48, 60, 72, 84 and 96 months after the date of the signing of the term of authorization. These installments will be adjusted by the IGP-DI index plus 1.0% interest rate over the indexed amount calculated from the term execution date.

Business Overview

    We provide fixed-line telecommunications services in Brazil under concessions which we assumed from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT for each of the states in our region. These concessions were granted by the Brazilian government to us and to each of these companies as a result of the privatization process. Until January 2004, these concessions authorized us to provide local and intrastate fixed-line telecommunications services in nine states located in the northern, western, central and southern regions of Brazil and in the Federal District. These concession areas constitute our region. See “—Our region.” As a result of these original concessions, we are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. Local fixed-line telecommunications services include all calls that originate and terminate within a single local area, as well as, installation, monthly subscription, public telephones and supplemental local services. Intrastate fixed-line telecommunications services include all calls between local areas within a state.

    Our business, including the service we provide and the rates we charge, is subject to comprehensive regulation by Anatel, an independent regulatory agency, under the General Telecommunications Law and various administrative enactments thereunder. The licenses and concessions under which we operate our fixed-line services imposed certain universalization, expansion and modernization targets on us. On January 19, 2004, we received certification by Anatel that we have accomplished our universalization target. Accordingly, we are now authorized to offer local fixed and domestic and international long-distance telephone services, originated inside or outside our region. We are also authorized to provide mobile telephone services in our region. Our competitors in these services are Embratel, Intelig, Global Village Telecom, Telesp, Telemar, TIM, Claro, Vivo, Companhia de Telecomunicações do Brasil Central (“CTBC Telecom”) and Sercomtel Telecomunicaçoes S.A. (“Sercomtel”).

Our Strategy

    Our goal is to become a leading provider of integrated telecommunications services in Brazil and South America by maintaining our strong position in the local and intraregional long distance markets while at the same time enhancing our existing services and developing new services which complement our existing products and services. We intend to achieve this goal by implementing the following key strategies:

Offer interregional and international long-distance services

    We intend to increase our market share in our principal business of providing intraregional long-distance service in Region II. Since January 22, 2004 we have begun offering interregional and international long distance services and started competing directly with other regional operators which currently provide such services. By offering interregional and international long-distance services, we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture market share. We intend to leverage the strength of the “Brasil Telecom” brand in Region II and to solidify Brasil Telecom S.A. as the carrier of choice through advertising campaigns that promote the use of our carrier selection code “14” and the synergies across our growing portfolio of integrated services, including wireless, data and long-distance services nationwide.

Develop our wireless telecommunications services

     As we have received Anatel's certification that our 2003 universalization targets have been met, we have recently begun offering wireless telecommunications services using Global System for Mobile Communications ("GSM"), technology through our subsidiary, 14 Brasil Telecom Celular S.A., and under the brand name "Brasil Telecom GSM". With the introduction of wireless services, we are the only company in Region II to offer both wireline and wireless services and we expect to leverage this to increase our brand awareness and overall market share. We are able to offer competitive wireless service plans due, among other things, to the attractive prices paid for our licenses and the favorable terms available to us from our equipment vendors. We also intend to realize the synergies between our wireline and wireless operations by marketing to our existing client database, using our existing wireline sales channels, providing integrated packages and sharing infrastructure and operational systems. We also intend to develop new mobile products and services for the corporate market.

Continue to integrate and acquire high technology network infrastructure in order to position ourselves as a market leader in the Brazilian corporate market

    Our acquisition in June 2003 of GlobeNet, our submarine fiber optic cable system, and our acquisition in May 13, 2004 of MetroRED, our local fiber-optic network, provided us with a state-of-the-art broadband infrastructure as well as local network capacity. These networks consist of a 22,000 kilometer submarine fiber optic system connecting us to most of Latin America and the United States, as well as 331 kilometers of local and 1,485 kilometers of long-distance fiber-optic lines in Brasil, allowing us to expand geographically to three principal corporate markets outside our region—São Paulo, Rio de Janeiro and Belo Horizonte. In addition, through MetroRED we obtained an internet center in São Paulo that will host various internet services. We intend to integrate these networks and this center into our existing network and business and to use this capacity to meet the growing demands for our network and data transmission services in order to become the market leader in both residential and corporate network and data transmission services.

Develop integrated voice, data and multimedia services for residential and corporate clients

    We intend to offer voice, data and multimedia products and services through our existing distribution channels as well as through new mobile phone stores, which we expect to open this year. Our strategy is to provide a one-stop shopping environment for both residential and corporate clients, satisfying all of their local, long distance, mobile, network and data transmission service needs. We intend to maximize synergies and increase client loyalty by providing value-added services and to attract new clients and maintain existing clients by offering competitively priced products. We also intend to provide integrated customer service which will allow us to improve our service quality as well as increase our sales.

Evaluation of possible participation in consolidation of Brazilian telecommunications industry

    The Brazilian telecommunications industry has experienced and may continue to experience consolidation. We continue to evaluate potential consolidation opportunities in Brazil, which may include acquisitions or other methods of participation designed to increase our market share or to improve our efficiency.

    We are engaged in on-going discussions with Intelig’s shareholders, France Telecom, Sprint Corp. and National Grid Group PLC, with respect to a possible acquisition of Intelig. Intelig started operations in 2000, and provides national and international long distance services on a nationwide basis and competes directly with Embratel. Intelig has built out an extensive fixed-line telecommunications network throughout the country. The terms of any acquisition have not been determined and accordingly, it is not possible to predict the outcome of this process.

    We are also in discussions with respect to the acquisition of iG, a free internet services provider. This acquisition would consolidate our already leading position in the ISP market by giving us more than 50.0% of the dial-up minutes in the Brazilian market as well as three million active internet users.

Our Services

    The fixed-line telecommunications services that we offer to our customers consist of (i) local services, including all calls that originate and terminate within a single local area in the region, as well as, installation, monthly subscription, measured services, public telephones and supplemental local services, (ii) intraregional long-distance services which include intrastate (calls between local areas within a state in our region) and interstate (calls between states in our region), (iii) interregional and international long-distance services, (iv) network services, including interconnection, leasing of facilities and fixed-to-mobile services, (v) data transmission services, (vi) wireless mobile services and (vii) other services. We do not sell, rent or otherwise provide telephone equipment such as handsets or switchboards. On January 19, 2004, Anatel certified our compliance with universalization targets which enabled us to provide mobile services in our region and interregional and international long-distance services in all regions.

    The following table sets forth our revenue by type of service for the indicated years. Our rates for each category of service are discussed below under “—Rates.” Trends and events affecting our operating revenue are discussed under Item 5 “Operating and Financial Review and Prospects.”

	Year ended December 31,

	2001	2002	2003

	(millions of reais)
Local services	5,548	6,255	6,900
Intraregional (Intrastate and Interstate) long-distance service	1,341	1,748	1,923
Interregional and International long-distance service(1)	1	1	1
Network services	994	1,021	1,051
Data transmission	324	505	764
Other	250	310	439
Gross operating revenues	8,458	9,840	11,077
Taxes and discounts	(2,300)	(2,769)	(3,162)
Net operating revenues	6,158	7,071	7,915
_____________________________________
(1)	On January 19, 2004, Anatel certified our compliance with universalization targets which enabled us to provide interregional and international long-distance service.

Local Services

    Local services include all calls that originate and terminate within a single local area in our region, as well as, installation, monthly subscription, public telephones, and supplemental local services. We are the leading provider of local telecommunications services in our region with an estimated 96.5% market share. In local fixed-line services, our sole competitor is Global Village Telecom. Global Village Telecom is an independent service provider operating under an authorization from Anatel. As of December 31, 2003, we had approximately 9.85 million lines in service. We own and operate public telephones throughout our region. At December 31, 2002, we had approximately 293.3 thousand public telephones. At December 31, 2003, we had approximately 296.3 thousand public telephones and a ratio of public telephone/ 100 lines installed equal to 2.77 which meets Anatel’s service targets. We also provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID.

    To date, Telemar, Embratel, Intelig, Telesp, CTBC, Aerotech Telecomunicações Ltda. (“Aerotech”), Telefree do Brasil Ltda. (“Telefree”), Impsat, Easytone Telecomunicações Ltda. (“Easytone”) and Transit do Brasil Ltda. (“Transit”) have been granted permission by Anatel to provide local fixed telecommunications services in our region. We have also been authorized to provide local fixed telecommunications services outside our region, however as of May 2004, we have not done so.

Intraregional (intrastate and interstate) long-distance service

    Calls from one local area in a region to another local area in the same region are referred to as “intraregional long-distance” calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Prior to merging into us, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT was the exclusive provider of intrastate long-distance service in its state. As a result we became and still are the leading provider of intrastate fixed-line telecommunications services in our region with an estimated 89.9% intrastate market share and an estimated 75.1% interstate market share at December 31, 2003. Until July 1999, Embratel was the exclusive provider of interstate long-distance service.

    Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed line phones. Since such date mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is “14".

    As of July 1999, Embratel and Intelig were authorized to provide intrastate long-distance services within the states in our region, and we were authorized to begin to provide interstate long-distance services between the states in our region. See “—Competition.” As a result we have been expanding our network to provide interstate long-distance service in our region to compete against Embratel, and Embratel and Intelig have been expanding their networks to provide intrastate long-distance service to compete against us. Until we complete this expansion, we may lease transmission facilities from other carriers to complete interstate long-distance calls between states in our region. Telesp, Albra, TIM, Aerotech, CTBC Telecom, TeleNorte Leste PCS (“TNL PCS”), Telmex do Brasil, Sercomtel, Telefree, Easytone, Transit, Telenova Comunicaçoes Ltda. (“Telenova”), Tmais S.A. (“Tmais”) and Global Village Telecom have also been granted permission by Anatel to provide intraregional telecommunications services in our region.

Interregional and International Service

    Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003 (the date designed to correspond with the certification of our universalization targets by Anatel). As a result of Anatel having certified our compliance with universalization targets, on January 19, 2004, we began offering interregional long-distance and international long-distance services. Interregional long-distance services consist of calls between locations within Brazil. International long-distance services consist of calls between different regions within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telesp and we will also make use of the cable network we acquired through the GlobeNet acquisition (linking Brazil with the United States, Bermuda and Venezuela) and through the MetroRED acquisition (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte). To date, Telesp, Albra, TIM, Aerotech, CTBC Telecom, TNL PCS, Telmex do Brasil, Sercomtel, Telefree, Easytone, Transit, Telenova, Tmais and Global Village Telecom have been granted permission by Anatel to provide intraregional telecommunications services in our region.

Network Services

    Our Network services consist of interconnection, lease of facilities and fixed-to-mobile services.

    Interconnection services

    Interconnection services consist of the use of our network by other telecommunications providers in order to:

  receive calls that originate on our network;
  complete calls that terminate on our network; and
  connect switching stations to our network.

    Use of our interconnection services has grown substantially since they were introduced in 1998, as a result of:

  the spin-off of the cellular telecommunications businesses of each of Telepar, Telesc, Telegoias, Telebrasilia, Telemat, Telems, Teleron, Teleacre and CTMR;
  the breakup of Telebras; and
  the advent of competition in the telecommunications sector in Brazil.

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

    We provide interconnection services to long-distance providers, such as Embratel, Intelig, Global Village Telecom, “espelhinhos”, small private regime operators, and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B, D and E cellular service providers in our region.

    Lease of Facilities

    Other telecommunications service providers, particularly cellular service providers, lease trunk lines from our company for use within their own network, which are used for bulk transmission of voice and data messages. Large corporate customers lease lines from our company for use in private networks connecting different corporate sites. We also lease our telecommunications facilities to Embratel and Intelig in order to provide access to our network.

    Fixed-to-Mobile Services

    Fixed-to-mobile services consist of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The use of our fixed-to-mobile services has increased significantly in the past five years as the penetration rate of mobile services in our region has increased.

Data Transmission Services

    We provide a variety of data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, images and text transmission services, mainly for corporate networks and corporate and residential Internet access.

    The primary data service that we offer to both residential and corporate clients is ADSL, which we launched in 2001. ADSL is a technology that allows normal telephone services, as well as delivery of high speed data transmission to virtual private networks or to public internet networks over existing copper lines. ADSL is an important service because it acts as a primary access or last mile for other services which we offer such as, BrTurbo, our broadband internet service provider for residential clients and corporations, and Frame Relay, our data transmission service for corporations. We also sell ADSL accesses to competing ISPs who offer ADSL accesses to their end users. In addition ADSL provides us with a platform to provide new value added services that increase the average revenue per user such as “TvFone”, which we launched in October of 2003. TvFone allows point-to-point videoconferences, over ADSL technology with more than 600kbps, using regular TV and telephone sets. We intend to continue to invest in our ADSL business in order to better serve the expected increase in demand for this type of service particularly in the Internet access market.

    In 2003 we reached 346,233 ADSL installed ports and 281,900 accesses in service, which represents 120,933 new ADSL accesses added in 2003. This represents a 100.4% growth from the 140,690 accesses in service in 2002, and a growth in the ratio of active customers to 81.4% in 2003 compared to 62.5% in 2002. During 2003 we also increased the number of cities with ADSL services from 172 to 323.

	Year ended December 31,

	2002	2003	% Change

ADSL
Installed Ports	225,300	346,233	53.7
Accesses in Service	140,690	281,900	100.4

    In addition to ADSL, we offer various data transmission services that are designed specifically for corporate clients such as:

  Asynchronous Transfer Mode (“ATM”) and Frame Relay – a broadband switching service and data transmission service for corporations;
  Dedicated Internet Protocol (“Dedicated IP”) – a leased line which functions as a dedicated gate for access to internet backbone typically used by internet service providers;
  Digital Dedicated Line Service (“SLDD”) – a newly introduced leased dedicated line service which offers wider band width than Dedicated IP;
  Dial up internet access – a remote dial up internet access which we market under the name “DialNet”. DialNet is used primarily by corporate internet service providers to provide remote access to corporate networks; and
  virtual private networks based on internet protocol – a new product which we market to corporate clients under the “Vetor” brand name. The virtual private network offered by Vetor allows companies to consolidate and organize their data communications services and improve the quality of such services through a virtual private network, which we create for each client using our data transmission infrastructure.

    ATM, Frame Relay, and Dedicated IP, expanded by 24.5% in 2003 compared to 2002. As of December 31, 2003, we had installed 10,245 ATM, Frame Relay or Dedicated IP ports, in 87 cities. The DialNet service increased from 89,020 ports installed at the end of 2002, to 150,174 ports installed in 180 cities at the end of 2003, representing an increase of 68.7%.

	Year ended December 31,

	2002	2003	% Change

DialNet	89,020	150,174	68.7
ATM / Frame Relay / Dedicated IP	8,232	10,245	24.5

    MetroRED

    On May 12, 2004, we purchased the remaining 80.1% stake giving us 100% of the capital share of MTH, the parent company of MetroRED. MetroRED established its Brazilian branch in August 1997, beginning its commercial operations in December 1998 by providing private digital telecommunications network to the corporate segment.

    Through MetroRED we intend to provide our corporate data transmission services through local fiber optic networks in the São Paulo, Rio de Janeiro and Belo Horizonte markets. MetroRED has 339 km of metropolitan network in São Paulo, Rio de Janeiro and Belo Horizonte, and 1,485 km of long-distance network connecting these three cities. In addition to its private network, MetroRED also has an Internet solution center of 3,790 square meters, which offers data center services and support such as co-location and hosting among others. As part of the acquisition, we acquired a management team with expertise in these markets. Currently, MetroRED has almost 600 clients in Brazil.

    MetroRED plays a key role in our strategy to expand outside Region II, due to its excellent positioning in the key data service markets (São Paulo, Rio de Janeiro and Belo Horizonte) as well as its highly qualified executive team. With a technologically advanced data network which complements our existing networks, MetroRED gives us direct access to main corporate clients in Brazil to whom we can offer national as well as international services, through GlobeNet’s infrastructure. MetroRED’s integration with our other services will bring many synergies, not only on sales opportunities but also in reduction of general and administrative, information technology, and personnel costs. According to a study we conducted in 2002, approximately 80.0% of the interregional long-distance traffic originating in our region terminates in the three states where MetroRED has its network. By using MetroRED’s infrastructure, we expect to realize savings as we will no longer have to use third parties’ infrastructure to complete these calls.

    Vant

    On May 13, 2004, we purchased the remaining 80.1% stake giving us 100.0% of the share capital of Vant. Founded on October 1999, Vant was the first telecom company in Brazil to offer 100.0% of its services over the TCP/IP network technology. Through Vant we intend to offer Dedicated IP and other products to the corporate market throughout Brazil. The Vant acquisition will expand our corporate solutions services to the other two regions where we were not active.

    GlobeNet

    We offer bandwidth and interconnectivity to our clients through GlobeNet. GlobeNet was formed in 1998 to provide fiber-optic communications services in the United States and internationally between the United States and South America. GlobeNet’s system is composed of two armored submarine cable rings, representing approximately 22,000 kilometers of high quality fiber-optic cable, linking Brazil to the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80Gbps, with the potential to increase to 1,360Gbps.

    We anticipate that the infrastructure offered by this system will assist us particularly in the expansion of our corporate data transmission services. The acquisition of GlobeNet is part of our strategy of becoming a complete telecommunications service company. The GlobeNet acquisition will allow us to offer integrated services to national and international corporate clients which includes data communications (Internet and corporate) between Brazil and the USA. In addition, we can reduce our voice and data interconnections costs, and offer international long-distance services without having to use third party links. Currently we are using only a small percentage of the capacity of GlobeNet to meet our internal needs. Telemar is also a client of GlobeNet.

Internet Services

    In October 2001, we formed BrTSi (a fully owned subsidiary) which provides internet services through BrTurbo and iBest, and data communications services through GlobeNet.

    BrTurbo

    We offer broadband Internet services in Region II through BrTurbo, our broadband Internet service provider, based on our ADSL technology. We created BrTurbo in 2002 as a broadband ISP through which we offer our ADSL access. Through BrTurbo, we offer competitively priced broadband access as well as modems for purchase and internet content. BrTurbo’s content includes live transmission of news, entertainment channels, video channels with short-length feature films and documentaries and an exclusive on-line games channel. In November 2002, BrTurbo launched TurboMeeting service, which allows two-line video-conferences.

    In 2002, we started BrTurbo Empresas, a line of services aimed at corporate clients, particularly small and medium-sized companies and small and home offices. As part of these services, we launched BrTData, a portal which offers space for backup and storage of information, e-mail account, publication of Internet sites and hosting services.

    iBest

    We offer free dial up internet services through iBest which we acquired in June 2003. iBest was created in 1999 to develop commercially the “Prêmio iBest” brand name, an Internet award instituted in 1995 that quickly became a national reference for Internet awards in Brazil. In December 2001, iBest extended its activities in the Internet market by providing free dial up Internet access. The acquisition of iBest is a significant step in our Internet strategy. We intend to leverage iBest’s large customer base by targeting sales of broadband services (ADSL) to iBest’s dial up customers. In addition to ADSL, we can also offer integrated services such as voice (local and long-distance), data and internet to iBest’s customers, making iBest an important sales channel for us and allowing us to protect an important customer base from our competition.

     In addition, iBest is an important traffic generator (incoming calls), which balances our traffic exchange with other networks in our Region. Traffic drain occurs when a competitor offers free internet services to customers in our region. Because the interconnection regime in Brazil requires us to pay an interconnection fee to the service provider who completes a call originating from our network, free internet increases the traffic in only one direction which generates this interconnection revenue for the telecommunications provider. Without a matching increase in traffic in the other direction, the continued traffic imbalance will result in increasing costs for us. Through iBest, we have been able to minimize the risk of traffic drain by stimulating the use of iBest through dial up access, thereby increasing incoming traffic to our network.

    iG

    We also expect to begin offering free internet through iG. Our pending acquisition of iG will consolidate our already leading position in the ISP market by giving us more than 50.0% of the dial-up minutes in the Brazilian market as well as three million active internet users.

Other Services

    We provide telecommunications services beyond local, long distance, network and data transmission services including value-added services (900, follow-me, voice mail, call waiting) and advertising in the Yellow Pages and advertising on public telephone cards. However, in accordance with our concessions, we are prohibited from providing cable television services, but we may lease our network to providers of such services.

Wireless Services

    As a result of our universalization targets certification by Anatel on January 19, 2004, we have begun offering wireless telephony services in our region in furtherance of our business strategy to provide integrated telecommunications services both in our region and throughout Brazil using the PCS wireless license we obtained on December 18, 2002. Our license to provide wireless service is valid for fifteen years and may be renewed for another fifteen years.

    We expect to operate on the GSM technology platform throughout Region II and we expect our wireless business will generate revenues in the following ways:

  usage fees for outgoing calls made and value-added services such as access to the internet, data transmission, short messages, call forwarding, call waiting and call blocking;
  monthly subscription charges;
  roaming fees;
  interconnection fees received from other operators on incoming calls; and
  sales of handsets.

    We have begun offering our wireless services using a relatively low amount of capital expenditure compared to that of some of our competitors while providing our customers with comparable level of services to that of our competitors, mainly due to lower prices we obtained for our equipment compared to the cost obtained by our competitors. We expect our coverage to be similar to the Band A operators in the main metropolitan areas and similar to the Band B operators in the other areas of Region II. We have budgeted U.S.$300.0 million in capital expenditure through the end of 2005 of which we anticipate 85.0% will be expended in 2004 principally for building out our network infrastructure and information technology systems. We expect to contain costs and meet our limited expense budget by:

  containing costs via the use of our existing wireline sites and infrastructure (approximately 50.0% of the network);
  sharing cell sites with other companies (approximately 45.0% of the network);
  initially running our wireless business as one of our divisions and not as a separate business (as is the case for certain of our competitors), which will allow us to use existing administrative and organizational or infrastructure resources such as our billing, finance and maintenance departments;
  keeping our subscriber acquisition costs low by using our existing client base and sales channels, linking our marketing strategy to our existing “Brasil Telecom” brand rather than creating an additional marketing brand (as has been the case for certain of our competitors).

    Our investments in wireless network infrastructure in 2003 have already provided us with coverage in all state capitals in our region. In addition, our wireless footprint is forecasted to cover 82.0% of the GDP in Region II by the end of 2005.

    We intend to provide both our new and existing clients with a complete range of telephony services, including mobile services. We will offer both pre-paid and post-paid wireless plans and we expect that the ratio of pre-paid to post-paid will initially be 3 to 1. We will target customers via direct channels such as our corporate stores and kiosks in major cities, via the internet, through our call centers, through our door-to-door salesforce and through our corporate consultants. We will also use indirect channels such as our dealers, retail chains and other authorized dealers.

    We anticipate that we will be able to gain customers both by targeting new wireless customers in Region II (as of December 31, 2003 market penetration for wireless services was 31.2%) and by attracting customers from our competitors.

Our Region

    Until January 2004, we were authorized by our original concessions to provide fixed-line telecommunications service only in nine states of Brazil located in the western, central and southern regions of Brazil, and in the Federal District, as listed in the chart below, excluding small areas in the States of Goiás, Mato Grosso do Sul and Paraná, which we refer to as our region. We have a unique advantage in this region as we inherited the telecommunications business in this region upon privatization of Telebrás. Since we received certification that we had met our universalization targets, we are now authorized to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services out of our original concession area. Our primary source of revenues continues to come from operations in our region.

    The states in our region cover an area of approximately 2.85 million square kilometers, representing approximately 33.4% of the country’s total area and generating approximately 25.0% of Brazil’s Gross Domestic Product (“GDP”) in 2003. At December 31, 2003, the estimated population of our region was approximately 41.6 million, representing approximately 24.0% of the population of Brazil. Our region has four metropolitan areas with populations in excess of one million inhabitants, including Brasilia, the capital of Brazil.

    The following table sets forth certain key economic data for the states in our region.

State	Population (millions)(1)	Population per square kilometer(1)	Percentage of Brazil's GDP for 2000(2)	Per capita income (R$) for 2000(2)

Paraná	9.6	47.96	5.99	6,886
Santa Catarina	5.4	56.14	3.85	7,903
Distrito Federal	2.1	352.16	2.69	14,377
Tocantins	1.2	4.17	0.22	2,111
Mato Grosso	2.5	2.77	1.22	5,347
Mato Grosso do Sul	2.1	5.81	1.08	5,696
Rondônia	1.4	5.80	0.51	4,066
Rio Grande do Sul	10.2	36.14	7.73	8,344
Acre	0.6	3.65	0.15	3,042
Goiás	5.0	14.69	1.97	4,318
_____________________________________
(1)	Source: Instituto Brasileiro de Geografia e Estatistica-- IBGE ("IBGE") pursuant to the 2000 national demographic census.
(2)	Source: IBGE.

    Set forth below is a map of Brazil showing the location of our region.

    Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of our region, in particular.

    The following table sets forth a breakdown of our approximate revenues in each of the states in which we operate for the year ended December 31, 2001.

R$ millions	Acre	Rondônia	Mato Grosso	Mato Grosso do Sul	Brasília	Goiás	Tocantins	Santa Catarina	Paraná	Rio Grande do Sul	Total

Local service	44	110	290	282	690	574	57	680	1,233	1,587	5,548
Intraregional and interregional	9	35	95	71	51	138	28	266	319	329	1,341
International	0	0	0	0	0	0	0	0	1	0	1
Network services	6	28	54	58	103	101	18	133	241	252	994
Data transmission	0	2	9	12	50	24	0	88	80	59	324
Other	1	3	10	8	52	28	3	34	64	47	250

Gross operating revenues	60	178	458	431	947	865	106	1,201	1,938	2,274	8,458
Taxes and discounts	(12)	(46)	(143)	(115)	(262)	(243)	(26)	(326)	(522)	(605)	(2,300)

Net operating revenues	48	132	315	316	685	622	80	875	1,416	1,669	6,158

    The following table sets forth a breakdown of our approximate revenues in each of the states in which we operate for the year ended December 31, 2002. Since 2002, our consolidated revenues also include BrTSi's revenues, which are not broken down per state.

R$ millions	Acre	Rondônia	Mato Grosso	Mato Grosso do Sul	Brasília	Goiás	Tocantins	Santa Catarina	Paraná	Rio Grande do Sul	Total

Local service	53	134	338	303	747	663	83	853	1,406	1,675	6,255
Intraregional and interregional	12	51	129	88	62	175	39	329	398	465	1,748
International	0	0	0	0	0	0	0	0	1	0	1
Network services	7	26	66	62	114	101	29	131	239	246	1,021
Data transmission	3	8	19	20	94	39	6	126	112	102	505
Other	2	5	11	12	62	36	4	40	74	60	310

Gross operating revenues	77	224	563	485	1,079	1,014	161	1,479	2,230	2,548	9,840
Taxes and discounts	(21)	(71)	(177)	(130)	(294)	(294)	(34)	(411)	(646)	(683)	(2,768)

Net operating revenues	56	153	386	355	785	720	127	1,068	1,584	1,865	7,072

    The following table sets forth a breakdown of our approximate revenues in each of the states in which we operate for the year ended December 31, 2003. Since 2002, our consolidated revenues also include BrTSi’s revenues, which are not broken down per state.

R$ millions	Acre	Rondônia	Mato Grosso	Mato Grosso do Sul	Brasília	Goiás	Tocantins	Santa Catarina	Paraná	Rio Grande do Sul	Total

Local service	57	147	384	341	790	723	98	973	1,545	1,832	899
Intraregional and interregional	11	48	157	88	70	183	43	367	431	525	1,923
International	0	0	0	0	0	0	0	0	1	0	1
Network services	8	31	72	67	124	115	26	131	226	251	1,051
Data transmission	5	13	34	35	125	61	9	177	172	160	764
Other	2	7	18	16	82	42	7	51	105	78	439

Gross operating revenues	84	245	664	546	1,191	1,124	183	1,699	2,480	2,847	11,077
Taxes and discounts	(23)	(85)	(207)	(156)	(326)	(327)	(40)	(482)	(723)	(772)	(3,162)

Net operating revenues	60	161	457	390	865	798	143	1,216	1,756	2,075	7,915

Seasonality

Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by seasonal variations.

Targets Established by Anatel Applicable to Us

    We are required to achieve certain targets established by Anatel and required under the terms and conditions of our concessions, in connection with the quality and universalization of our services.

Quality Targets

    We are required, pursuant to the Telecommunications Regulations and our concession contracts, to meet certain service quality targets relating to call completion rates, repair requests, rate of response to repair requests, operator response periods and other aspects of our telecommunications services. Noncompliance with these quality targets can result in certain fines. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality.”

    The following table summarizes our obligations relating to our quality of service from 1999 to 2005. Our quality of service targets are set by the Telecommunications Regulations and by the concessions originally granted to each of Telepar, Teleacre, Teleron, Telemat, Telegoiás, Telebrasília, Telems, Telesc, CRT and CTMR.

	Quality of Service Targets beginning on December 31,

	1999	2000	2001	2002	2003	2004	2005

	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Call completion rate during peak periods (% of calls attempted) - Local:	60	60	65	65	70	70	70
Call completion rate during peak periods (% of calls attempted) - Long-distance:.	60	60	65	65	70	70	70
Maximum monthly repair requests (% of lines in service)	3	3	2.5	2.5	2	2	1.5
Maximum monthly public telephone repair requests (% of public telephones in service)	15	15	12	12	10	10	8
Operator availability during peak periods (% response within 10 seconds)	92	92	93	93	94	94	95
Billing inaccuracy (per 1,000 bills issued) (1)	4	4	3	3	2	2	2
Credit issued within one billing cycle for claimed inaccuracies (% of cases)	95	95	96	96	97	97	98
Maximum number of uncompleted calls due to network congestion - Local (% of calls attempted)	6	6	5	5	4	4	4
Maximum number of uncompleted calls due to network congestion - Long-distance (% of calls attempted)	6	6	5	5	4	4	4
Residential repair response speed (% within 24 hours)(2)	95	95	96	96	97	97	98
Nonresidential repair response speed (% within 8 hours)(3)	95	95	96	96	97	97	98
Public telephone repair response speed (% within 8 hours)	95	95	96	96	97	97	98
Response rate to address change requests from residential users in up to 3 business days	95	95	96	96	97	97	98
Response rate to address change requests from non-residential users in up to 24 hours	95	95	96	96	97	97	98
_____________________________________
(1)	A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.
(2)	Must always be within 48 hours.
(3)	Must always be within 24 hours.

    The following table indicates the individual performance of each of our concessions in accomplishing their respective quality of service obligations as of December 31, 2003.

	Quality Performance of Services measured on December 31, 2003

	Teleacre	Teleron	Telemat	Telegoias	Tele-brasilia	Telems	Telepar	Telesc	CRT	Pelotas

Rate of completed originated local calls - Morning	72.75	69.94	70.75	71.87	68.8	72.43	73.69	71.81	71.01	72.93
Rate of completed originated local calls - Afternoon	74.71	72.12	71.22	72.88	70.54	73.43	73.14	71.06	69.95	73.18
Rate of completed originated local calls - Night	73.89	66.31	67.79	59.48(1)	67.61	70.04	69.39	66.26	68.26	65.98
Rate of completed originated DLD calls - Morning	72.35	68.86	67.64	68.20	66.58	70.47	70.05	70.41	68.99	68.80
Rate of completed originated DLD calls - Afternoon	68.17	68.59	67.86	69.28	68.69	70.56	69.81	70.38	68.65	68.26
Rate of completed originated DLD calls - Night	70.39	68.73	64.05(1)	65.91	66.08	65.07	65.79	64.98(1)	65.69	66.95
Rate of amount of repair requests per 100 accesses in service - Integral	1.13	1.55	1.6	1.73	1.53	1.4	1.6	1.72	1.6	1.6
Rate of amount of repair requests per 100 public telephones - Integral	6.76	8.58	10.71	9.42	11.35	7.77	7.18	8	7.51	5.2
Response rate for user telephones of the STFC within 10 seconds - Morning	99.51	99.51	99.14	99.31	99.76	99.83	99.84	99.90	99.83	100.0
Response rate for user telephones of the STFC within 10 seconds - Afternoon	99.85	99.58	99.66	99.59	99.87	99.43	99.88	99.92	99.78	99.65
Response rate for user telephones of the STFC within 10 seconds - Night	99.55	99.42	98.45	98.96	99.60	99.17	99.68	99.23	99.29	99.45
Amounts of bills with complaints of errors in every 1,000 bills issued - local mode	2.5	2.06	1.69	2.36	1.66	1.34	2.06	2.27	1.36	1.55
Amounts of bills with complaints of errors in every 1,000 bills issued - DLD mode	1.91	0.54	0.55	0.32	0.17	0.32	0.2	0.15	0.21	0.09
Rate of claimed inaccurate bills with credit issued (for each 100 bills) for the local mode - Integral	100	100	100	100	100	100	100	100	100	100
Rate of originated DLD calls not completed due to traffic jam - Morning	2.16	1.97	2.42	2.88	3.28	1.76	1.48	1.33	2.04	1.11
Rate of originated DLD calls not completed due to traffic jam - Afternoon	3.86	2.24	2.70	3.27	2.00	1.92	2.39	1.37	2.68	2.52
Rate of originated DLD calls not completed due to traffic jam - Night	3.93	2.42	4.05	5.35(1)	3.37	3.15	1.44	1.91	4.04	3.38
Rate of originated local calls not completed due to traffic jam - Morning	2.60	4.03	1.26	0.96	1.55	1.43	0.80	0.94	0.74	1.28
Rate of originated local calls not completed due to traffic jam - Afternoon	1.39	2.37	0.98	0.80	1.02	0.97	0.88	1.16	1.64	0.57
Rate of originated local calls not completed due to traffic jam - Night	3.32	9.97(1)	2.30	11.4(1)	1.20	3.08	1.05	2.13	1.96	6.3(2)
Response rate to repair requests made by residential users in up to 24 hours - Integral	99.77	99.62	99.15	99.31	99.26	99.39	99.73	99.33	99.54	99.71
Response rate to repair requests made by non-residential users in up to 8 hours - Integral	98.94	98.81	98.03	98.73	96.04	99.02	99.05	94.55(3)	98.55	98.42
Response rate to repair requests made for public telephones in up to 8 hours - Integral	99.64	99.24	99.61	99.29	99.72	98.83	98.9	96.9	99.63	99.4
Response rate to address change requests from residential users in up to 3 business days - Integral	100	100	99.93	99.71	99.57	99.86	99.89	99.33	99.77	100
Response rate to address change requests from non residential users in up to 24 hours - Integral	100	100	99.78	98.94	99.39	98.58	99.57	96.38	98.82	100
_____________________________________
(1)	Numbers outside the target due to the traffic jam of Vivo mobile operator route.
(2)	Numbers outside the target due to the traffic jam of TIM mobile operator route.
(3)	Numbers outside the target due to a failure in the interface of SGE/SAC system.

Universalization – Network Expansion

    We are also required under the Telecommunications Regulations and our concessions to meet certain targets relating to network expansion and modernization. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service.”

    On January 19, 2004, Anatel certified the accomplishment of our network expansion and universal service targets established for 2003 in our concession contract. We thereby received authorization to provide (i) local and intraregional long-distance services in Regions I and III; (ii) international long-distance services in Regions I, II and III; (iii) interregional long-distance service to anywhere within Brazil (iv) wireless telecommunications services in our region and (v) corporate data services throughout Brazil. In anticipation of these new services, and as part of our strategy, we made investments in a number of fixed assets, including our wireless service infrastructure and the acquisition of GlobeNet and iBest in 2003 and the acquisition of the remaining shares of Vant and MetroRED in 2004.

    In addition, the authorization granted to us by Anatel to provide local services out of our area of concession imposes certain scope commitments on us, since it requires us to install telephone terminals in several municipalities, including the capital cities of Regions I and II of the General Concession Plan, annually, by December 31, 2005.

    The table below indicates certain of our obligations relating to the expansion and modernization of our network from 2000 to 2005, and our performance in accomplishing those obligations as of December 31, 2003.

	Company status at December 31, 2003	Year ended December 31, (2)

		2003	2004	2005

Minimum number of installed lines (millions)	10.69	8.1	8.1	8.1
Fixed-line service available to all communities larger than (inhabitants)	--(3)	600	600	300
Maximum waiting time for installation of a line (weeks)(1)	2	2	1	1
Minimum number of public telephones in service (thousands)	296	216	216	216
Minimum number of public telephones (per 1,000 inhabitants)	8.3	7.5	7.5	8.0
Minimum public telephones as a percentage of fixed lines	2.7	2.5	2.5	3.0
Minimum digitalization level of network (%)	99.0%	95.0%	95.0%	99.0%
_____________________________________
(1)	Applies only to areas where fixed-line service is fully available.
(2)	These expansion and modernization requirements are inclusive of the requirements for the CRT concession.
(3)	Obligation met.

Our Rates

    Our telecommunications service rates are subject to comprehensive regulation. See “Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a rate rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance services.

    For basic plans, our concessions establish a mechanism of annual rate adjustment, based on rate baskets and the use of the IGP-DI price index. A rate basket is defined for local services (local basket) and long-distance services (DLD basket). The rates for the provision of services through payphones and the rates for address change are treated separately.

    The adjustment index considers the IGP-DI price index variation, discounting the pre-established productivity factor in the Concession Contract. Within each basket, the rates have a cap price, which can be adjusted up to a percentage above the established index (up to 9.0% higher for the local basket and up to 5.0% higher for the DLD basket). However, the application of a higher index to one of the items in the basket will require a balancing of the remaining items so as not to exceed the established limit for such basket.

    The local basket includes activation fees (activation of the terminal), subscriptions and local pulse, and represents the weighted average of these rates. The national long-distance basket includes the many different values of the minute distributed by distance and the times of application.

    On the adjustment dates for the local and DLD baskets, the rate adjustments for network use are also approved. These rates apply when our networks are used by other telecommunications carriers.

    The maximum adjustment indexes allowed for the baskets within the period of 1999 to 2003 are as follows:

	1999	2000	2001	2002	2003

Local Basket	7.9%	14.2%	10.4%	8.3%	16.0%
DLD Basket	5.4%	11.9%	7.7%	4.9%	12.5%

    On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI index, in connection with local and long distance services and network usage, as provided for in our concession contract. These rate increases were equal to an average of 28.8% on local services, 24.9% on domestic long distance services and 10.5% on international long distance services. The rate adjustments gave rise to a number of judicial claims throughout Brazil challenging the adjustments. On July 11, 2003, the Superior Court of Brazil (“STJ”) provisionally ordered that, pending its final ruling, rates were to be adjusted based on the accumulated IPCA index (Índice de Preços ao Consumidor Amplo) variation over the 12 months prior to May 2003 (amounting to an average increase of approximately 17.2%). Although a final decision is still pending, on July 12, 2003, in accordance with the provisional ruling, we readjusted our rates downwards according to the IPCA index, effective retroactively to June 29, 2003.

    On September 11, 2003, the Second Federal Court of the Federal District issued an injunction, stating that the rate adjustments should be based on the IPCA index and not the IGP-DI index which is set forth in the concession contracts of the regional fixed-line telecommunications companies. The injunction was amended on September 26, 2003 to stipulate that the IPCA index would replace the IGP-DI index in the concession contracts. The decision was affirmed in preliminary judgements in the 1st Region Federal Regional Court (“TRF”) on October, 20, 2003, the STJ on January, 22, 2004 and the Brazilian Supreme Court (“STF”) on March, 15, 2004. No final ruling has yet been rendered in this matter.

    The following table sets forth the rate adjustments for 2003 for various services, as adjusted by Anatel pursuant to the IGP-DI index, and as actually applied by us in accordance with the STJ provisional order, pursuant to the IPCA index.

	Anatel	Actual Rate

	(based on IGP-DI)	(based on IPCA)
Local services basket	28.75%	16.07%
Installation	41.75%	(16.67)%
Residential subscription	25.60%	17.24%
Non-residential subscription	41.75%	17.24%
Trunk subscription	41.75%	11.22%
Pulses	25.60%	17.24%
Phone credits	24.60%	17.24%
Change of address	30.05%	17.24%
Local interconnection	14.34%	3.07%
Domestic long distance basket	24.85%	12.55%
Long distance interconnection	24.85%	12.55%

Average	30.05%	17.24%

Local Rates

    Our revenue from local services consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges.

    The monthly subscription charge is the amount paid for the availability of fixed switched telephone service, regardless of utilization. Payment of this charge includes 100 free pulses per month for residential clients and 90 free pulses per month for non-residential clients. Any pulses in excess of such amounts are billed to the customer as a measured service.

    Since October 8, 2003, the date of the last rate adjustment, monthly subscription charges (net of taxes) have been R$22.18 for residential customers and R$29.08 for commercial customers. Since the last adjustment, the pulse charge free of tax is R$0.0894.

    Users of measured service, both residential and non-residential, pay for local calls depending on usage, which is measured in pulses. Pulses occur system wide every four minutes for most local calls and every sixty seconds for local calls made between certain municipalities. These system-wide pulses are recorded independently of when the individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

    Local call charges for calls made on weekdays between 6:00 a.m. and 12:00 a.m. and on Saturdays between 6:00 a.m. and 2:00 p.m., are determined by multiplying the number of pulses by the charge per pulse. For calls being made any weekday between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day on Sundays and holidays, a caller is charged for only one pulse regardless of the duration of the call.

    The following table sets forth selected information regarding our subscription charges and measured service charges for local telephone services for the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(reais)
Average rates for local telephone service(1):
Monthly subscription:
Residential	16.58	18.92	22.18
Commercial	24.59	24.80	29.08
Measured service (per local pulse)	0.07065	0.07624	0.08938
_____________________________________
(1)	Average rates, net of value-added taxes.
(2)	Average rates for local telephone service decreased slightly in 2000 mostly due to the monetary restatement into constant reais of December 31, 2000.

    Since the date of the last rate adjustment, which occurred in October 2003, we charge an installation fee for a new line between R$8.97 and R$69.39 (depending on the state) and a fee of R$73.04 when a subscriber changes his/her address.

Domestic Long-Distance Rates

    Domestic long-distance calls are measured by the duration of the call and registered in the telephone bill call by call. The value per minute is defined by the distance involved (rate degrees from one to four), the day of the week and the time of the call. The measurement is based on a rate unit of one tenth of a minute (six seconds) and the minimum billable time is one minute.

    The following table sets forth selected information regarding our domestic long-distance rates during the periods indicated.

	Year ended December 31,

	2001	2002	2003

	(reais)
Domestic long-distance rates(1):
0 to 50 km	0.47	0.50	0.59
50 to 100 km	0.70	0.73	0.82
100 to 300 km	0.81	0.85	0.95
Over 300 km	1.07	1.12	1.15
_____________________________________
(1)	Average rates for a domestic long-distance call (interstate), three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

Network Usage Charges

    The network usage rates, responsible for a large part of our interconnection revenue, are applied in the following situations:

  in DLD calls originating and terminating at our network, executed with the use of the selection code of other providers;
  in calls terminating at our network, originating from networks of mobile carriers; and
  in local fixed-fixed type calls made between two local telephony carriers at the same location. In this case, interconnection revenue must be of the local carrier that configures a volume of traffic receipt above 55.0% of the total volume of minutes between the two networks. The revenue will be calculated over whatever exceeds this limit.

    The Local Network Usage Rate (Tarifa de Uso de Rede Local — TU-RL) is applied when third parties use our local network to complete their calls. When third parties use our long-distance network the Intercity Network Usage Rate (Tarifa de Uso de Rede Interurbana — TU-RIU) is applied.

    The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December 31,

	2001	2002	2003

	(reais)(1)
Network usage rate (local)	0.0501	0.0512	0.05284
Network usage rate (long-distance)	0.0819	0.0860	0.09681
_____________________________________
(1)	Net of value added taxes. Network usage rates (local and long-distance) refer to the rates that we charged.

    As of the date of the last rate adjustment, network usage rates for local and long-distance services were approximately R$0.05284 and R$0.09681, respectively. The adjustment of rates for network usage in October 2003 was 3.1% for the Local Network Usage Rate and 12.6% for the Intercity Network Usage Rate.

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

Fixed-Mobile Rates

    Cellular telecommunications service in Brazil, unlike in North America, is offered on a “calling party pays” basis. Under the policy of calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area. Calls received by a cellular service subscriber are paid for by the party that places the call in accordance with a rate based on cellular per-minute charges. For example, a fixed-line service customer pays a rate based on cellular per-minute charges for calls made to a cellular service subscriber. The cellular base rate per-minute charges are generally VC-1 (Communication Value – 1) for local calls, VC-2 (Communication Value – 2) for calls outside the cellular subscriber’s registration area but inside the region where the respective cellular provider provides service, and VC-3 (Communication Value – 3) for calls outside the subscriber’s registration area and outside the region where the respective cellular provider provides service.

    We charge our fixed-line service customers per-minute charges based on either VC-1, VC-2, or VC-3 rates when a fixed-line service customer calls a cellular subscriber. In turn, we pay the cellular service provider a mobile network usage charge for such calls. For local calls, the VC-1 is applied, and for national long-distance calls, the VC-2 and VC-3 rates are applied.

    The criteria for measurement of these calls are defined in the Concession Contract and have the following rules:

  Rating unit: six seconds (one tenth of a minute);
  Billable Minimum: 30 seconds; and
  Billable Calls: only calls with a duration of over three seconds are billed.

    Like the local and DLD basket rates, the value of rates for calls involving mobile telephones are set in the Concession Contract and are adjusted annually based on IGP-DI price index, after approval by Anatel. The month of reference for the adjustment is February.

    During the same month, the values for mobile network use (VU-M) are also readjusted and are used to determine the amount that the fixed carriers will have to pay per minute, after the execution of calls of the fixed-mobile type, whether in local range or in national long-distance range.

    Since July 6, 2003, by determination of Anatel, mobile telephone customers can choose, via the carrier selection code, the DLD carrier they prefer to complete their calls, following the same system adopted by the fixed telephony sector. With the introduction of this new system, the DLD carriers began to take part in this new market.

    In February 2002, the VU-M was adjusted, on average, by 10.6% in our concession area. In February of 2003, it was readjusted, on average, by 22.0% in our concession area and in February 2004 it was readjusted, on average, by 9.2% in our concession area.

    On February 14, 2001, Anatel established new price caps for VC-1, VC-2 and VC-3 rates. The VC-1 rate increased by 9.5% while the VC-2 and VC-3 rates each increased by approximately 7.5%, all net of taxes. In February 2002, the VC-1 rate was adjusted by 9.9% and the VC-2 and VC-3 rates were adjusted by 8.8%. In February 2003, the VC-1 rate was adjusted by 23.5% and the VC-2 and VC-3 rates were adjusted by 22.0%. In February 2004, the VC-1, VC-2 and VC-3 rates were adjusted by 6.99%.

    The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December 31,

	2001(1)	2002	2003

	(reais)
VC-1	0.306	0.335	0.414
VC-2	0.626	0.694	0.847
VC-3	0.689	0.764	0.932
_____________________________________
(1)	Net of Value Added Taxes (ICMS). Network usage rates (local and long-distance) refer to the rates that we charged.

Data Transmission Rates

    The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured service charges based on the amount of data transmitted. The following table sets forth selected information about our average monthly line rental charges for private leased circuits during the indicated years.

	Year ended December 31,

	2001	2002	2003

	(reais)
Average rates for monthly line rental per leased circuit:
Local circuit
4.8 Kbps	174.50	254.75	302.00
9.6 Kbps	174.50	254.75	302.00
64 Kbps	358.75	523.74	586.00
2 Mbps	4,545.11	6,635.45	6,636.00
Long-distance circuit(1)
4.8 Kbps	750.00	1,094.93	1,303.00
9.6 Kbps	750.00	1,094.93	1,303.00
64 Kbps	2,028.75	2,961.79	3,317.00
2 Mbps	25,731.20	37,565.23	37,566.00
_____________________________________
(1)	Average of rates, net of value-added taxes, assuming a transmission distance between 300 and 500 kilometers and a three-year contract.

    The table below sets forth the rates that we charged for ADSL services. These costs do not include the fees normally paid by customers to their Internet service providers.

Residential Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo 300	Up to 300 Kbps/Up to 150 Kbps	79.90
Turbo 600	Up to 600 Kbps/Up to 300 Kbps	99.00
Mega Turbo	Up to 1.0 Mbps/Up to 300 Kbps	199.00

Corporate Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Rápido	Up to 256 Kbps/Up to 128 Kbps	119.90
Super Rápido	Up to 768 Kbps/Up to 128 Kbps	253.12
Profissional	Up to 1.5 Mbps/Up to 256 Kbps	593.44
_____________________________________
(1)	Monthly rates in reais, including value-added taxes.

Taxes on Telecommunications Services

    The cost of telecommunications services in Brazil includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which Brazilian states impose at varying rates on telecommunications services. The current average ICMS tax rate for telecommunications services is 25.0%. However, the ICMS tax rate varies between states. In the State of Acre, for example, the ICMS tax rate is 25.0%, while in the State of Mato Grosso the ICMS tax rate is 30.0%. In the State of Mato Grosso do Sul, the ICMS tax rate is 27.0%. In the State of Goiás, the ICMS tax rate is 26.0%.

    The telecommunications tax burden also includes four other federal taxes, the Programa de Integração Social; (“PIS”)” and Contribuição para Financiamento da Seguridade Social (“COFINS”)” which are the two social contribution taxes based on our gross revenues and the Universal Telecommunications Service Fund (“FUST”) and the Fund for Technical Development of Brazilian Telecommunications (“FUNTEL”).

    Until February 1, 2004, PIS was applied at a 0.7% rate and COFINS was applied at a 3.0% rate. Since December 2002, we have been subject to a 1.7% PIS rate for telecommunications services and may be entitled to PIS credits calculated on our costs and expenses to offset the PIS due on our gross revenues. Since February 2004, we have been subject to a 7.6% COFINS rate for services other than telecommunications, and may be entitled to COFINS credits calculated on our costs and expenses to offset the COFINS due on our gross revenue.

    The FUST and FUNTEL are imposed on certain telecommunications services at the rates of 1.0% and 0.5%, respectively, of gross operating revenues net of certain deductions. See Item 10 “Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

    In 2003, taxes on telecommunications services represented approximately 27.3% of our annual operating revenues.

Billing and Collection

    We send each customer of local services, long-distance services and other services a monthly bill covering all the services provided during the prior period. We group our customers into six different monthly cycles with six different payment dates. The telephone bill itemizes long-distance calls, calls made to cellular telecommunications networks, 300, 500 and 800 services and other services such as call waiting, voice mail and call forwarding.

    For interregional and international long-distance services, customers either receive separate monthly bills from each company they use for long-distance calls or a combined bill issued by us. Customers make payments under agreements with various banks or other alternative agents by direct payment to a bank or an alternative agent, or by allowing their checking account to be debited.

    Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date. When a payment is not made by the due date, we must send the customer, 15 days after the due date, a notice informing the customer that they have the right to contest the debt and if payment is not made within 30 days after the due date, all outgoing service will be suspended, and the customer will only be able to receive incoming calls. Thirty days after the due date we can block calls originating from such customer’s phone. If payment is not made within 45 days after the due date, we send another notice informing the customer that if payment is not made within 60 days after the due date, all services will be suspended, the contract will be cancelled and the customer’s failure to pay will be reported to a credit protection agency.

    At December 31, 2003, approximately 20.1% of our customers’ accounts receivable were more than 30 days outstanding, 15.4% of our customers’ account receivables were more than 60 days outstanding, and 11.5% of our customers’ account receivables were more than 90 days outstanding. For the discussion of provisions for past due accounts, See Item 5 “Operating and Financial Review and Prospects—Operating Results.”

Network and Facilities

General

    The network is the combination of the physical and logical infrastructure which provides telecommunications services and which offers support to information traffic, whether it is voice, data and/or image.

    On December 31, 2003, our plant consisted of approximately 10.7 million installed lines, of which 9.85 million were in service. Of the lines in service at that time, approximately 72.7% were residential lines, 15.9% were commercial lines, 3.0% were public telephone lines and 8.4% were other. Long-distance transmission is provided by a fiber-optic cable network and by microwave lines.

    The following table sets forth combined information about our network for the periods indicated.

	At and for the year ended December 31,

	2001	2002	2003

Installed lines (millions)	10.0	10.5	10.7
Lines in service (millions)	8.6	9.5	9.85
Average lines in service for year ended (millions)	8.5	9.1	9.7
Lines in service per 100 inhabitants	21.5	23.1	23.4
Percentage of installed lines connected to digital exchanges	97.3	99.0	99.0
Employees per 1,000 lines installed	0.8	0.5	0.49
Number of public telephones (thousands)	285.7	293.3	296.3

    We are required, under the Telecommunications Regulations and our concessions, to meet certain targets relating to network expansion and modernization. See “—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service.”

Network Expansion

    During the 2001 fiscal year, we slowed our aggressive network expansion carried out in 2000, increasing lines in service by approximately 16.0%, from approximately 7.4 million in 2000 to 8.6 million in 2001, thereby increasing the telephone density in our region to 21.5 lines in service per 100 inhabitants. During the 2002 fiscal year, we increased lines in service by approximately 10.0% from approximately 8.6 million in 2001 to 9.5 million in 2002, thereby increasing the telephone density in our region to 23.1 lines in service per 100 inhabitants. At the end of 2003, we had 9.85 million lines in service and the telephone density reached 23.4 lines in service per 100 inhabitants.

Network Modernization

    With respect to our network infrastructure, we apply an operating model based on operating efficiency, continuous updates and use of cutting-edge technological resources to assure flexibility and quality for our users. Our model is based on the following basic objectives:

        –        Flexibility to service the needs of our clients;
        –        Gradual evolution to preserve the investments which have already been made;
        –        Investment optimization through thorough planning for the usage of network resources;
        –        Open and multi-vendor environment;
        –        Flexibility to maximize the introduction of new network services;
        –        Independence for client access;
        –        Maximum operating efficiency; and
        –        High availability and security.

    By constantly developing our network infrastructure we work toward creating an integrated model of services and applications, as well as a single and flexible network accessible to all clients from any location and at any time.

    During 2003, the following steps were taken to further the objectives listed above:

a) Duplication of the IP core, with the implementation of QoS (Quality of Service) mechanisms and security;

b) Implementation of MPLS (Multi Protocol Label Switch) which enables us to provide services based on VPNs IP/MPLS (Virtual Private Networks based on IP —Redes Privadas Virtuais baseadas em IP);

    c)     Introduction of Media Gateway and Softswitch equipment, which enables us to offer new services that use VoIP (Voice over IP). The services provided through this equipment are based on next generation network technology;

d) Introduction of Service Gateways in the broadband aggregation layer, which enables us to offer a new set of services to our broadband users;

e) Capillarity of the broadband accesses, which uses technology based on Digital Subscriber Line Access Multiplexer and Home Phoneline Networking Alliance; and

f) Implementation of hot spots for wi-fi access.

Competition

    We operate in the local fixed-line telecommunications, domestic long distance telecommunications as well as in the data communications markets in our region. We compete primarily on the basis of features, pricing and customer service. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services, driven by increasing competition, implementation of new technology and regulatory oversight. Accordingly, the cost of maintaining our market share has increased and our margins have decreased due to higher subscriber acquisition costs in the form of advertising and discounts.

    As a result of the certification by Anatel that we have met our universalization targets on January 19, 2004, we started offering interregional and international long distance services and we recently began offering wireless telephony services in our region in furtherance of our business strategy to provide integrated telecommunications services both in our region and throughout Brazil. The certification of other service providers’ compliance with universalization and expansion targets, permits other service providers to operate in our region. We may now have to compete in our region against competitors from outside of our region that offer a more extensive array of fixed-line, mobile, local and/or long-distance telecommunications services throughout Brazil. As the telecommunications industry continues to consolidate, we may also face competition from larger competitors with greater resources. In addition, we could face increased competition if new or competing technologies are developed and launched. There can be no assurance that increased competition will not have a material adverse effect on our results of operations and financial condition.

Local Services

    Currently, we are the leading local fixed-line telecommunications services provider in our region, with an estimated 96.5% market share. This estimate is based on outside consultants’ statistical estimates using volume of outgoing and incoming local calls of our competitors that interconnect through our network. Global Village Telecom is our sole competitor in providing local fixed-line telecommunications services in our region. Our dominant position in the local fixed-line telecommunications market is due, among other things, to the fact that we did not face any competition in this market until the entry of Global Village Telecom in November of 2000. Global Village Telecom is an independent service provider operating under an authorization from Anatel. Since then, we have been able to maintain our market share in our region due to our extensive network and the features, prices and services we offer.

    In the short-term, we could lose market share in the provision of local fixed-line telecommunications services as additional competitors are allowed to enter the fixed-line market in our region. To date, Telesp, Telemar, Embratel, Intelig, CTBC Telecom, Aerotech, Telefree, Impsat, Easytone and Transit have been granted permission by Anatel to provide local fixed telecommunications services in our region. Our fixed-line services are also subject to competition from wireless service providers, however such competition is still limited by the fact that rates for wireless calls are currently much higher than rates for calls on our fixed-line network. We also face competition from wireless service providers in the low end of the market through the offer of prepaid plans by such wireless providers. This could have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 3 “Key Information – Risk Factors – Risks Relating to Our Company”. Since January 2004, we have the ability to counteract losses in market share in the local fixed-line market by providing telecommunications services in other regions.

Intraregional (intrastate and interstate) Long-Distance Service

    We are currently the leading intraregional long-distance telecommunications services provider in our region, with an estimated 80.0% of the intraregional market share. These estimates are based on the volume of outgoing and incoming long-distance calls that select us to carry such calls by imputing our carrier selection code. Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed line phones. Since such date mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is “14". Accordingly, domestic long distance carriers including us, are now competing in the mobile-line long distance market. As our carrier selection code “14” was widely used for calls originating from fixed telephones, we quickly gained a significant share of the long-distance calls originating from mobile phones. Embratel is our most significant competitor in providing intraregional long-distance telecommunications services in our region with approximately 18.0% of the total market share. The remaining market share is divided among Global Village Telecom, Intelig and other operators. The licenses awarded to Embratel, Intelig and Global Village Telecom are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions.

    In the short-term, we expect to lose market share in the provision of intraregional long-distance telecommunications services as additional competitors are allowed to enter the market. To date, Telesp, Albra, TIM, Aerotech, CTBC Telecom, TNL PCS, Telmex do Brasil, Sercomtel, Telefree, Easytone, Transit, Telenova, Tmais and Global Village Telecom have been granted permission by Anatel to provide intraregional telecommunications services in our region. As a result of Anatel having certified our compliance with universalization targets we expect to be able to counteract losses in market share in the interregional long-distance services market by providing these services in other regions.

Interregional and International Service

    Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. Having received certification by Anatel of our compliance with universalization targets on January 19, 2004, we began offering interregional and international long-distance services. Due to our unique position in Region II combined with marketing and promotional pricing, we were quickly able to gain approximately 30.0% of the interregional market share and 15.0% of the international market share in Region II. We compete primarily against Embratel which has approximately 68.0% and 85.0% of the interregional and international market share, respectively, in our region. We expect our market share to increase as clients are no longer concerned about selecting a carrier based on where the call ends.

    To date, Telesp, Albra, TIM, Aerotech, CTBC Telecom, TNL PCS, Telmex do Brasil, Sercomtel, Telefree, Easytone, Transit, Telenova, Tmais and Global Village Telecom have been granted permission by Anatel to provide interregional and international telecommunications services in our region. This could have a material adverse effect on our ability to increase our market share.

Data Transmission Services

    Over the past few years, the data communications sector of the telecommunications industry has shown the highest annual growth rates and has accordingly attracted many participants. We believe that within data transmission services, the broadband market will grow substantially over the next few years as broadband, and in particular ADSL, can offer users a single access point through which they can obtain voice, data and image services. On a national level, Embratel is the largest provider of data transmission services with approximately 50.0% of the total market share.

    We have increased our market share in the data communications market primarily through the development of our ADSL service. We are the leading provider of ADSL accesses in Region II with approximately 95.0% of the market share of ADSL accesses. This market share in ADSL is based upon our market share of the local service market as ADSL accesses are provided through the local telephone lines in our region. Approximately 50.0% of the ADSL accesses we provide in Region II are to our BrTurbo customers. The remaining ADSL accesses are provided to customers of third party ISP's for which we charge an access fee. Global Village Telecom also provides ADSL accesses in our region. We also face competition from cable TV operators who provide broadband access through cable modems.

    In the corporate data transmissions market, our DialNet service has approximately 85.0% of the dial up service market in our region. This estimate is based upon our share of the total volume and duration of dial up calls that are made using our network, which we can identify as calls made to dial up services including our own. We compete in the dial up internet market primarily with Global Village Telecom. We have approximately 90.0% of the market share for Dedicated IP services in Region II, with the remainder offered by Embratel. We believe that MetroRED gives us approximately a 3.0% market share in its markets where it faces competition from Telesp, Embratel and Telmex do Brasil. GlobeNet competes against the submarine cable business of Telesp and Global Crossing. We may face significant competition in all of our data transmission services if we are required by Anatel to lower the rates we are permitted to charge other operators or ISPs to use our lines.

Internet Services

    At December 31, 2003, BrTurbo had an approximate 47.3% market share of the monthly broadband ISP sales in Region II. BrTurbo was the leader in terms of number of active clients among the providers operating high-speed access services based on ADSL technology in Region II. At December 31, 2003, it had 104,624 residential clients and 3,320 business clients. Currently, about 50.0% of the ADSL accesses we provide are to BrTurbo's clients. BrTurbo competes primarily against the ISPs Terra.com and Globo.com and local area ISPs who operate primarily in the rural areas.

    Since we acquired iBest, the company has grown mainly in Region II, where it is currently the market leader with approximately 54.0% of the free internet minutes. iBest ended 2003 with more than 4.5 million registered users of which 1.3 million were active, generating approximately 14 billion dial-up minutes during that year which represents approximately 20.0% of the national dial-up minutes. In Region II, iBest generates approximately 4.4 billion dial-up minutes which represents approximately 28.0% of the Region II dial-up minutes. The "Prêmio iBest" brand name has become the largest Internet Award in Brazil, with more than 30,000 websites registered in the 2003 edition. iBest's main competitors in Region II are iG and Pop, which is owned by Global Village Telecom.

Wireless Services

    We have recently commenced offering our wireless services. Wireless services are equally competitive and we face competition in Region II from (i) a joint venture between Telefônica and Portugal Telecom (marketing under the brand name "Vivo"), (ii) Telmex, which competes against us in our region through América Móviles (marketing under the brand name "Claro") and (iii) TIM. In addition wireless services compete directly against local services.

Effects of Competition

    The deregulation that started in 2002 and includes our recent certification and authorization to provide additional services inside and outside our region is expected to increase competition in our businesses. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that the entry of additional competitors into the market for local, long distance and wireless services in Region II as well as significant industry consolidation may adversely affect our related revenues. We anticipate, however, that growth in the Brazilian market will generate higher revenues, especially now that we are able to offer long distance and data services on a nationwide basis and wireless services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into new business areas will provide us with new growth opportunities.

    The impact of these competitive pressures will depend on a variety of factors that cannot currently be assessed at this time, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of our competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition and consolidation.

Customer Service

    We provide customer service primarily through call centers. In addition we provide services through our website and in physical locations through lottery booths (which will take payments) and will soon provide service through post offices which will take payments as well as provide other services.

    We have consolidated our call center structure, by merging our 30 pre-existing sites into four sites (Goiânia, Campo Grande, Florianópolis and Curitiba) while improving the level of service through outsourcing. In order to reduce further overlapping costs, we have closed most of our stores and centralized our customer service into the call centers.

    In an effort to improve service to our corporate customers, we have created a call center which is dedicated to such customers. We have implemented a customer relationship management system which integrates our systems and provides a database of information for each customer so that we can provide better service and identify sales opportunities during each contact we have with our customers. In addition, we are targeting small and medium-sized companies, in order to render more specialized customer services to them.

Sales Channels and Marketing

    We have improved our sales channels in order to render specialized customer services in different niches and sectors of our market, but primarily in the corporate market. Our sales channels consist of direct marketing, our website, and our customer service contacts. Our residential sales are primarily handled through our 800 numbers or our website. Our corporate sales are primarily handled through direct sales contacts with our sales representatives. We intend to open shops to sell our mobile services as well as other services.

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

    Since prior to the breakup of Telebrás, our company, as well as each of the other operating subsidiaries of Telebrás, have contributed to Fundação CPqD – Centro de Pesquisa e Desenvolvimento em Telecomunicações ("the Center"), a research and development center formerly operated by Telebrás which develops telecommunications technology in Brazil. Pursuant to our arrangement with the Center, we have access to telecommunications software developed by the Center and other technological services provided by the Center, such as equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies. See Item 5 "Operating and Financial Review and Prospects—Research and Development." and "—History and Development of the company—Capital Expenditures—Research and Development."

Our Trademarks in Brazil

    As of December 31, 2003, we had 107 trademarks registered with the Brazilian Institute of Industrial Property (INPI), one of which is subject to an administrative proceeding for invalidity of registration.

    In Brazil, trademark registration has a term of validity of 10 years, after which it can be renewed for additional 10-year periods. The application for renewal of a trademark must be submitted to the INPI in the last year of validity of the trademark registration, or within six months after the trademark expiration date upon payment of an additional fee. INPI only refuses a renewal in the event that the renewal fees are not timely paid. Moreover, registrations are subject to forfeiture actions in case it is proven that the trademark was not used for five consecutive years. We expect to apply for renewal of registration of all of its material trademarks, so as to avoid their expiration. We believe that our significant trademarks are protected in all material respects in the markets in which we currently operate.

    Besides trademarks duly registered, as of December 31, 2003, the Company had 255 requests for trademark registration filed and awaiting registration, out of which 20 were opposed by third parties. There are also 12 trademarks in the name of third parties which were transferred to the Company but whose assignments were not published yet at INPI's website. Among these 12 trademarks, there are eight registered trademarks, one trademark subject to an administrative proceeding for invalidity of registration, and four requests for trademark registration being examined by INPI, out of which three have been opposed by third parties.

    In relation to trademarks filed by third parties, the Company has opposed to 52 requests for registration. Also in relation to third parties' trademarks, the Company has requested the invalidity of registration of four trademarks and the cancellation for non-use of four trademark registrations.

    Only entities legally functioning in Brazil, independent service providers and natural persons are permitted to register domain names. Fees are charged for the annual maintenance of the registered domain name on the Internet.

Our Domain Name in Brazil

    As of December 31 2003, we had 161 registered domain names, out of which 97 are registered in Brazil and 64 are registered abroad.

Regulation of the Brazilian Telecommunications Industry

General

    Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law and various administrative enactments thereunder. We operate in each of the states in our region based on the concessions that were granted to each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. We also operate outside our original concession area based on the new authorizations received from Anatel as a result of the targets certification. These concessions and authorizations allow us to provide specified services and set forth certain obligations with which we need to comply (the "List of Obligations").

    Anatel is the regulatory agency for telecommunications under the Regulamento da Agência Nacional de Telecomunicações (the "Anatel Decree"). Anatel is administratively independent from the Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged only in the Brazilian courts.

Concessions and Licenses

General

    We operate under two public switched telephone network concessions (local and domestic long-distance), which grant us the right to offer local and domestic long-distance services in Region II.

    Concessions to provide telecommunications services are granted under the public regime, while such services are provided through authorizations granted under the private regime.

    In addition to us, the companies that operate in the public regime in Brazil ("public regime companies") include Telemar, Telesp, Embratel and certain other local operators. The four primary public regime companies are the primary providers of fixed-line telecommunications services in Brazil, including local services and intraregional, interregional and international long-distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region II, operate in the private regime ("private regime companies").

    According to the terms of Article 63 of the General Telecommunications Law and of Article 13 of the Brazilian Telecommunications Service Regulations, public regime companies are subject to certain obligations as to continuity of service, universality of service, network expansion and modernization. Public regime companies are also subject to Anatel's supervision in regard to the rates that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

    Public regime companies, such as us, also often offer certain services in the private regime, of which the most significant are data transmission services. Our wireless services are offered under the private regime, according to a license acquired by us on November 19, 2002.

Fixed-line Services – Public Regime

    Each public regime company operates under a concession that expires in 2005. Each public regime company may extend its current concession for an additional 20-year period. On June 20, 2003, Anatel approved a new General Plan on Quality, a General Plan on Universal Service and a new form of extension to the concession contracts under which all fixed-line telecommunications incumbents will operate as of January 1, 2006. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." The concessions may also be revoked prior to expiration. Every second year during the 20-year renewal period, publicly-held companies will be required to pay biannual renewal fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

    Prior to January 2004, we were not permitted to offer interregional long-distance services. Since we achieved the expansion targets for the network and the universal services in advance, we were qualified to receive a grant for such services, following the corresponding amendments of the concession contracts, which were signed on January 20, 2004, enabling us to originate long-distance calls in our concession area and terminate them at any point in the country. See "— Obligations of Telecommunications Companies —Public Regime —Service Restrictions."

Fixed-line Services – Private Regime

    The Brazilian Telecommunications Regulations provide for the introduction of competition in telephone services in Brazil by requiring the Brazilian federal government to authorize four private-regime companies—one to provide local services and intraregional long distance service in each of the three fixed-line regions and one to provide intraregional, interregional and international long distance service throughout Brazil. Anatel has already granted Global Village Telecom, a private-regime operator, the licenses to operate in Region II. Anatel has also granted licenses to two other private regime companies to operate in each of the other fixed-line regions and licenses to another private-regime company to provide intraregional, interregional and international long distance service in competition with Embratel. Concessions and authorizations have been granted in each fixed-line region for regional fixed-line companies to provide local services, fixed-line companies to provide intraregional long distance service and other companies to provide interregional long distance and international long distance service. Since 2002, the number of authorizations which can be given by the Brazilian federal government is unlimited.

    After receiving the certification for the accomplishment of our universalization targets, we obtained authorization to provide local and domestic long-distance services in our Region, under the private sector regime and to regions I and III through the General Concession Plan. In addition, we were authorized to provide international long-distance services in Regions I, II and III (the entire country) through the General Concession Plan. The other primary public regime companies have received similar authorizations.

Regulation of wireless services – PCS

    In September 2000, Anatel promulgated regulations regarding wireless telecommunications services for PCS. The new rules allow companies to provide wireless telecommunications services under SMP authorizations. The PCS authorizations allow new participants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The PCS regulations divide Brazil into three separate regions, each of which corresponds to the regions applicable to the public regime fixed-line telephone service providers. PCS services may be provided within the 1800 MHz band, which contains Bands C, D and E. Accordingly, in addition to the conversion of the Band A and Band B service providers to PCS authorizations, up to three PCS authorizations may be granted in each PCS region. Anatel held auctions for PCS authorizations during 2001 and 2002.

    The PCS license sets forth certain obligations and targets that must be met by a PCS company. Under these obligations, a PCS company is required:

  to cover an area equivalent to at least 50.0% of the urban area in 50.0% of the state capitals and cities with more than 500,000 inhabitants by December 17, 2003;

  to cover all state capitals and all cities with more than 500,000 inhabitants by December 17, 2004;

  to cover an area equivalent to at least 50.0% of the urban area in 50.0% of the cities with more than 200,000 inhabitants by December 17, 2005;

  to cover all cities with more than 200,000 inhabitants by December 17, 2006; and

  to cover all cities with more than 100,000 inhabitants by December 17, 2007.

    A locality is considered "covered" when the covered area contains, at least, 80.0% of total urban area. Failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the PCS license by Anatel.

Obligations of Telecommunications Companies

    Like other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The public regime companies are also subject to a set of special restrictions regarding the services they may offer, contained in the General Plan of Concessions and Licenses, and special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality.

New telecommunications regulations

    On June 10, 2003, the Brazilian government promulgated a presidential decree (the "Decree") setting forth a number of changes in the regulation of Brazil's fixed-line telecommunications sector. The Decree sets forth general policies regarding, among others, universal access to telecommunications services, stimulation of employment and development of the Brazilian industry in the telecommunications sector, competition and adoption of rate adjustment policies that take into account Brazilian socio-economic conditions and the financial equilibrium of the existing concession contracts. The Decree also states that certain changes should be reflected in the terms of each concession contract to be entered into by each public regime company as of January 1, 2006.

    Pursuant to the Decree, Anatel adopted, on June 20, 2003, a new General Plan on Universal Service, which will require fixed-line telecommunications services providers to achieve certain targets as of January 1, 2006. The purpose of the plan is to allow all Brazilians, regardless of where they are located or their socio-economic status, to have access to the public switched telephone network. The costs related to meeting the targets contemplated by the plan are to be paid for solely by the incumbent telecommunications services providers pursuant to terms stipulated in each provider's concession contract. Anatel may revise the universal service targets, pursuant to the concession contracts, as well as propose additional targets and accelerate the plan. The plan applies to local, domestic and long-distance service providers in varying degrees.

    Telecommunications services providers will be required to:

  install the public switched telephone network to provide access for individual residential, non-residential and "trunk" classes in areas with more than 300 inhabitants. Priority must be given to requests for individual access made by schools, hospitals, public security establishments, public libraries, museums, judiciary agencies, federal public prosecutor's agencies, and consumer protection agencies. Special care and equipment must also be provided for the hearing and speech impaired;

  activate public telephones ("TUP"), which will allow any person to access the public switched telephone network, regardless of subscription or registration with the carrier, ensuring that the density of TUPs per general license plan sector is equal to or over 6 TUPs per 1,000 inhabitants from January 1, 2006 onwards. This requirement is less stringent than the targets established by the General Plan on Universal Service currently in force, which is 7.5 TUPs per 1,000 inhabitants for year-end 2003 and 8 TUPs per 1,000 inhabitants for year-end 2005. We believe this will have a lower impact on our costs and capital expenditures. When activating TUPs, providers must ensure there are at least 3 TUPs per group of 1,000 inhabitants evenly distributed over the service area. Fifty percent of the required TUPs must be installed in areas which are accessible twenty-four hours a day and 2.0% must be adapted for every kind of physical impairment. Local services providers are responsible for meeting the targets in areas located 30 kilometers or less from any other service area. Domestic and international long-distance providers must meet the targets in those service areas located thirty kilometers or more from any other service area.

    Local service telecommunications services providers will be required to activate and maintain telecommunications services stations ("PST") in each general license plan sector in varying numbers. Such numbers will be determined by the population measured annually from the years 2007 to 2011. The public switched telephone network incumbent services providers must also activate one PST per general license plan sector in cooperative service stations ("UAC") in rural areas. For the years 2007 and 2008, the requirement will vary according to the size of the community. For the year ended 2009, all communities must be served.

    The board of directors of Anatel also approved a public hearing with respect to the regulation of special individual access ("AICE"). The goal of AICE is to meet the needs of lower income households not yet serviced by the public switched telephone network, and the offer, utilization, rates, payment conditions, call treatment, network usage remuneration and taxation of AICE will be differentiated than for regular residential telephone services. AICE will be accessed via prepaid cards, which could be used for any type of telecommunications services. The installation orders of AICE will have to be fulfilled by the concessionaires within 30 days after the registration, according to the General Plan on Universal Service, effective as of January 1, 2006.

    On June 20, 2003, Anatel also approved the Form of New Concession Contract. See "Risk Factors—Risks Related to Our Business." In June 2003, we notified Anatel of our intention to extend our current concession. We expect to formally enter into a new concession contract with Anatel by the end of 2005.

    The Form of New Concession Contract contains new terms reflecting the new General Plan on Quality and the new General Plan on Universal Service described above, which relate to:

  new universalization targets;

  changes in local rate measurement criteria from pulse to minute measurement;

  changes in rate adjustment formulas, including the creation of a telecommunications industry index and a reduction in chargeable rates for local interconnection rates; and

  a reduction in the number of local areas.

    Both the new General Plan on Quality and the new General Plan on Universal Service were approved by Anatel on June 28, 2003. They will only come into force upon the execution of the new concession contract.

    From our analysis to date, the major differences in the new Form of New Concession Contract relate to universalization targets and rate structure. Concessionaires will be required to install telecommunications service centers in a number of locations, including in smaller communities and the IGP-DI will no longer be used to determine the annual inflation-based adjustments to the rates. The Form of New Concession Contract also anticipates number portability and resale. This will enable customers to change telecom service providers without the inconvenience of having to change their contact number, which is especially important for corporate customers.

Public Regime – Service Restrictions

    Until December 31, 2003, according to the General Concession Plan, all fixed telecommunications service concessionaires, such as our company, were prohibited from offering new services, such as mobile services, fixed telecommunications services in the interregional or international long-distance mode. Embratel was also prohibited from offering local or wireless services. The anticipated accomplishment of the universalization targets on behalf of the concessionaires enabled them to be exempt from this restriction. See "—Network Expansion—General Plan on Universal Service" and "—Quality of Service—General Plan on Quality." Every publicly-held fixed telecommunications service provider was authorized, or is in the process of being authorized, to offer all other telecommunications services, except cable television services, provided that they achieve their respective universalization and service expansion targets.

    Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

  holding more than 20% of the voting stock of any other public regime company for a five-year period beginning in July 1998. This prohibition is no longer enforced so long as the acquisition is not deemed detrimental to competition, does not put at risk the execution of the concession contract and is duly authorized by the necessary agencies;

  mergers between regional fixed-line services providers and wireless services providers (a prohibition that also applies to private-regime companies); and

  offering cable television services, unless the company offering telephone services has won a public auction to provide cable television services in the relevant region and no other bidders participated.

Network Expansion – General Plan on Universal Service

    Under the General Plan on Universal Service, each regional fixed-line service provider is required to expand fixed-line service within its region, and Embratel is required to expand access to long-distance service by installing public telephones in every location situated at a geodesic distance of more than 30 kilometers from the other region serviced by individual fixed telephone service. No subsidies or other supplemental financing are anticipated for the network expansion obligations of the public regime companies. If a public regime company fails to meet its obligations in a particular fixed-line region, Anatel may apply the penalties established in the terms and conditions of the concessions.

Quality of Services – General Plan on Quality

    Each regional public and private regime company must comply with the provisions of the General Plan on Quality and also with the terms of their respective concessions, licenses and authorizations. All costs related to the attainment of the goals established by the General Plan on Quality must be exclusively borne by the respective telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

  responses to repair requests;

  availability of services to users;

  quality of public telephones;

  operator availability;

  personal services to users;

  issuance of bills;

  responses to requests for address changes;

  modernization of the network; and

  responses to mail received from users.

    These quality standards are measured according to the definitions and quality indicators established by Anatel. Companies are required to make monthly reports to Anatel regarding their performance in attaining the quality goals. Additionally, companies are obligated to provide Anatel an in-depth report and analysis regarding each quality goal that is not achieved. Anatel may also collect such data from companies at any time and without prior notice.

    Companies that fail to attain the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See "—Fines and Penalties" below.

Fines and Penalties

    Failure to meet the network expansion and modernization obligations established by the General Plan for Universalization Targets, or any act or failure to act that harms competition in the telecommunications sector may result in fines and penalties of up to R$50.0 million, as well as potential revocation of concessions.

    Failure to meet the quality of service obligations established by the General Plan for Quality Targets may result in fines and penalties of up to R$40.0 million. Although we were able to meet the requirements, we may fail to meet the service quality obligations set forth in the Plan in the future as a result of certain factors which are beyond our control. See "—Business Overview—Network and Facilities—Network Expansion" and "—Business Overview—Services."

Interconnection

    General rules regarding interconnection are described in the General Interconnection Rule, promulgated by Anatel. All operating companies providing public-interest services are required, if technically feasible, to make their networks available for interconnection on a nondiscriminatory basis whenever such a request is made by any other telecommunications provider. Anatel currently sets and adjusts the interconnection rates between two fixed-line networks as well as between fixed-line and wireless networks. Anatel has allowed fixed-line and wireless network operators to freely negotiate interconnection rates, subject to a price cap imposed by Anatel.

Unbundling of local networks

    On May 13, 2004, Anatel issued Order (Despacho) no. 172, which establishes rules for partial and full unbundling of local telephone networks and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for partial unbundling to R$15.42. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we are currently permitted to charge. This legislation is expected to increase competition in the local fixed line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators.

Rate Regulation

    For basic plans, our concessions establish a mechanism of annual rate adjustment, based on rate baskets and the use of the IGP-DI price index. A rate basket is defined for local services (local basket) and long-distance services (DLD basket). The rates for the provision of services through payphones and the rates for address change are treated separately.

    The adjustment index considers the IGP-DI price index variation, discounting the pre-established productivity factor in the Concession Contract. Within each basket, the rates have a cap price, which can be adjusted up to a percentage above the established index (up to 9.0% higher for the local basket and up to 5.0% higher for the DLD basket). However, the application of a higher index to one of the items in the basket will require a balancing of the remaining items so as not to exceed the established limit for such basket.

    On the adjustment dates for the local and DLD baskets, the rate adjustments for network use are also approved. These rates apply when any networks are used by other telecommunications carriers. There is a rate charged per minute of use of our local network by other carriers (TU-RL) and another for use of our intercity network (TU-RIU).

    From the year 2000 to December 31, 2005, our rates and the other regional fixed-line companies have been and will be adjusted downward, in real terms, as follows:

	K-factor annual productivity adjustments

	2000	2001	2002	2003	2004	2005

Fixed-line companies—local (services)	0.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Fixed-line companies—local (network)	0.0%	5.0%	10.0%	15.0%	20.0%	20.0%
Fixed-line companies—long-distance and intercity network	2.0%	4.0%	4.0%	4.0%	5.0%	5.0%

    We may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted to Anatel for approval but are not currently subject to a price cap.

    Companies holding SMP licenses are allowed to freely price their wireless services, provided they are linked to existing service plans authorized by Anatel. Price caps are adjusted annually, based on the IGP-DI. The interconnection rates are also subject to price caps fixed by Anatel and adjusted on an annual basis, up to June 2004, when the values will start to be freely negotiated between the parties.

    From the third year after the starting date of our concession, Anatel may submit us to the regime of free rating, provided that there is a large-scale and effective competition among the service providers. Under this regime, the concessionaire can establish its own rates. In the event this regime is implemented, Anatel may reestablish the previous regime should arbitrary increases of profits by the carriers or practices considered harmful to the competition occur.

    For information on our current rates and service plans, see Item 4 "Information on the Company—Rates".

Termination of a Concession

    There are four possible ways that a public regime company's concession may terminate:

  non-renewal upon the expiration of the concession;

  an extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian government may operate the company. In such cases, the Brazilian government must be legislatively authorized to terminate the concession and the company must be indemnified;

  termination by the company (by agreement with Anatel or through legal proceedings) as a consequence of an act or omission of the Brazilian government that makes rendering services excessively burdensome to the company;

  the occurrence of:

    a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company's corporate power without Anatel's authorization;

    the transfer of the concession without Anatel's authorization;

    the dissolution or bankruptcy of the company; or

    an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for the company.

    In the event a concession is terminated, Anatel may occupy the company's premises and use its employees in to continue providing services.

Property, Plant and Equipment

    Our main properties consist of transmission equipment, including Synchronous Digital Hierarchy - SDH and radio link systems, switching equipment, including local, tandem and transit switching centers, metallic and fiber-optic cable networks, data transmission equipment, network and infrastructure management systems, which include alternate current and direct current supply equipment, motor-generator groups, air conditioning, towers, buildings and land surveillance. Since we are a holding company, our property is owned by our subsidiary Brasil Telecom S.A.

    Our land and buildings consist principally of our telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "toll" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with toll exchanges.

    Our properties are located in the States of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, and Rio Grande do Sul, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2003, we made use of approximately 5,108 properties, which 3,257 were owned by our company and 1,851 were leased from third parties.

    As of December 31, 2003, the net book value of our property, plant and equipment was approximately R$8,632.0 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

    We have budgeted U.S.$300.0 million for capital expenditure through the end of 2005, of which we anticipate 85.0% will be expended in 2004, principally for expanding our mobile network infrastructure and information technology systems.

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

    We must also comply with environmental legislation on the management of solid wastes. According to CONAMA Resolution No. 237 of 1997, companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly liable for any damage caused with the company responsible for treatment of the waste. In the States of Santa Catarina, Paraná and Mato Grosso, we have already implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps. During the current year those management practices will also be implemented in the other states.

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

ITEM 5. Operating and Financial Review and Prospects

    The following discussion should be read in conjunction with our Consolidated Financial Statements and notes, which are included elsewhere in this Annual Report. Certain important features of the presentation of our Consolidated Financial Statements are described in the introduction to "Selected Financial Data." See Item 3 "Key Information—Selected Financial Data."

Overview of Results of Operations

Our results of operations are significantly affected by a variety of factors, including:

  rate increases and changes in revenues from network services;

  regulatory factors;

  political and economic factors;

  foreign exchange and interest rate exposure;

  general trends of the telecommunications services industry;

  competitive factors; and

  the attainment by us and other operators of certification that the universalization targets set forth by Anatel have been met.

Rates Increases and Changes in Revenue from Network Services

    Rates for fixed-line telecommunications services are subject to comprehensive regulation. Our concession contract establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of a maximum rate, established by Anatel, that may be charged for a particular service and a weighted average rate for a basket of basic services. The basket of local services covered by the maximum rate includes all of the services in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Subject to certain limits, the rates for individual services within the basket may be increased by up to 9.0% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long distance services, which are determined based on five rate categories that vary with the time of day and the distance between the caller and the recipient, and network usage fees. For a further discussion of the application of prescribed rates to our individual services and average rates for baskets of services, see Item 4 "Information on the Company—Business Overview—Rates."

Rate Increases

    Charges for local and non-local services changed substantially from 2000 to 2003. In 2000, Anatel authorized us to adjust the rates for our basket of local services, on average, by approximately 14.0%. In 2001, Anatel authorized us to adjust the rates for our basket of local services, on average, by approximately 10.0%. In 2002, Anatel again authorized us to adjust the rates for our basket of local services, on average, by approximately 8.0%. These rate changes had a positive effect on revenues in the corresponding periods.

    On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI index in connection with local and long distance services and network usage as provided for in our concession contract. The approved rate increases were equal to an average of 28.8% on local services and 24.9% on domestic long distance services. The rate adjustments gave rise to a number of judicial claims throughout Brazil challenging the adjustments. On July 11, 2003, the STJ provisionally ordered that, pending its final ruling, rates were to be adjusted based on the accumulated IPCA index variation over the 12 months prior to May 2003 (amounting to an average increase of approximately 17.2%). Although such final decision is still pending, in accordance with the provisional ruling, on July 12, 2003 we readjusted our rates downwards according to the IPCA index, effective retroactively to June 29, 2003.

    On September 11, 2003, the Second Federal Court of the Federal District issued an injunction stating that the rate adjustments should be based on the IPCA index and not the IGP-DI index as set forth in the concession contracts of the regional fixed-line telecommunications companies. The injunction was amended on September 26, 2003 to stipulate that the IPCA index would replace the IGP-DI index in the concession contracts. The decision was confirmed in preliminary judgements in the TRF on October, 20, 2003, the STJ on January, 22, 2004 and the STF on March, 15, 2004. No final ruling has yet been rendered in this matter.

    The following table sets forth the adjustments in rates in 2003 for various services as adjusted by Anatel pursuant to the IGP-DI index, and as actually applied by us in accordance with the limits stipulated in the STJ's provisional order, pursuant to the IPCA index (the "Rate Increase"). The Rate Increase has had a positive impact on our revenues for 2003.

	Anatel	Actual Rate

	(based on	(based on
	IGP-DI)	IPCA)

Local services basket	28.75%	16.07%
Installation	41.75%	(16.67)%
Residential subscription	25.60%	17.24%
Non-residential subscription	41.75%	17.24%
Trunk subscription	41.75%	11.22%
Pulses	25.60%	17.24%
Phone credits	24.60%	17.24%
Change of address	30.05%	17.24%
Local interconnection	14.34%	3.07%
Domestic long distance basket	24.85%	12.55%
Long distance interconnection	24.85%	12.55%

Average	30.05%	17.24%

Network Services

    We provide access to our network and lease certain network facilities to other telecommunications companies as part of our network service business. This generates:

  interconnection fees paid to us by mobile service providers and other telecommunications operators (principally Embratel and Intelig) for the use of our network to complete calls to our subscribers;

  fees from mobile companies for the leasing of transmission facilities, certain infrastructure and other equipment used in transporting mobile calls within their own internal networks; and

  fees from the rental of our assets, such as points of presence, to other long-distance and mobile companies.

    Interconnection fees are set by Anatel. With respect to revenue, the interconnection rate for the use of local networks (TU-RL) increased by 8.6%, 1.7% and 3.1% in 2001, 2002 and 2003, respectively, while the interconnection rate for the use of intercity networks (TU-RIU) increased by 7.8%, 5.0% and 12.6% in 2001, 2002 and 2003, respectively.

    With respect to costs, we pay interconnection fees for using other companies' network to complete our clients' calls. To complete a fixed-to-mobile call, we pay an interconnection rate for the use of mobile networks (Tarifa de Uso Móvel - TU-M / Valor de Uso Móvel - VU-M), which increased by 11.0% and 22.0% in 2002 and 2003, respectively. To complete a fixed-to-fixed call, we also pay interconnection rate for the use of local networks (TU-RL), and interconnection rate for the use of intercity networks (TU-RIU).

    The growth of wireless telecommunications and an increase in long distance usage volumes have resulted in substantial growth of network services revenues for us and our competitors in 2001 and 2002. While network services revenues have continued to grow in 2003, the rate of such growth has decreased. Any adverse effect on our competitors' systems that in turn has a negative impact on their interconnection with our network could have an adverse effect on our financial condition and results of operations.

Regulatory factors

    We operate under concessions from the Brazilian Government that authorize us to provide local fixed-line and specified types of long-distance telecommunications in our region, and require us to comply with certain obligations related to rates, quality of service, network expansion and modernization, and interconnection of our network. Our business, including the services that we provide and the rates that we charge, is subject to comprehensive regulation under Brazilian law. Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty.

    Under Brazilian law, public regime companies, like us, must have the rates that they charge for products and services approved by Anatel. On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025. The Form of New Concession Contract provides for changes in the way in which rates are set. For example under the current proposals, the IGP-DI index will no longer be used to determine the annual inflation-based adjustments to the rates charged by telecommunications companies. Private regime companies that compete with us, like Global Village Telecom or Intelig, do not require Anatel approval when setting their rates and may unilaterally determine the prices that they charge for their services. As a result, adverse changes in Brazilian telecommunications regulations and non-approval or even delays in the approval of rate changes by Anatel, could adversely impact our operations and competitive position.

Political and Economic Factors

    The following discussion should be read in conjunction with the "Business Overview" section included in Item 4 "Information on the Company." Our financial condition and results of operations are significantly affected by Brazilian telecommunications regulations, including the regulation of rates. Our financial condition and net income have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. In particular, our financial performance is affected by:

  economic growth and its impact on demand for telecommunications services;

  the cost and availability of financing;

  devaluation of the real and increase in interest rates;

  the exchange rates between Brazilian and foreign currencies; and

  granting by Anatel of certain authorizations, certifications and licenses.

    We are the leading provider of local fixed-line telecommunications services, as well as of intraregional fixed-line telecommunications services in our region. As of July 1999, Embratel and Intelig were authorized to and began to provide intraregional long-distance services in our region, thereby increasing competition for us. In 2000, Global Village Telecom began to provide local and intrastate fixed-line telecommunications services in our region. To date, Telemar, Embratel and Intelig, among others, have been granted permission by Anatel to provide local telecommunications services in our region. Telesp, Albra, TIM and Global Village Telecom, among others, have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

    In 2002, various factors had a negative impact on the Brazilian economy, including the uncertainties relating to the political and economic future of Brazil and the political and economic uncertainties of other South American countries, including Argentina and Venezuela. These factors had an influence in 2002 on the increased unpredictability of the markets in Brazil, the decreased ability to obtain credit and the decreased investor confidence in the Brazilian marketplace.

    During a period of relative economic stability in the first half of 2002, the Brazilian Central Bank decreased the base interest rate ("SELIC") to a level of 18.0% as of July 17, 2002. However, as a result of the deteriorating economic conditions and the internal political instability caused by the Brazilian presidential elections in the second half of 2002, the Central Bank increased the SELIC during the second half of 2002 to 25.0% on December 18, 2002. During 2002, GDP increased by 1.5%.

    Beginning in 2003, the continued political and economic uncertainty in Brazil led the Brazilian Central Bank to raise the SELIC to 25.5% on January 22, 2003 and further to 26.5% on February 19, 2003. The base interest fell from a high of 26.5% to 16.5% at the end of 2003 due to the improving political situation in Brazil, the growth of the global economy and investors' perception of the Brazilian market.

    Notwithstanding a certain amount of economic instability from 2000 to 2002, the economic policies initiated by the new government have increased stability in the market, leading to an appreciation of the real in 2003 by 18.3% to R$2.8892 per U.S.$1.00 as of December 31, 2003.

    The following table shows the GDP growth, the inflation rate, the U.S. dollar exchange rate devaluation (appreciation) and the SELIC rate for the three-year period ended December 31, 2003.

	Year ended December 31,

	2001	2002	2003

GDP growth(1)	1.4	1.5	(0.2)
IGP—DI Inflation rate(2)%	10.4	26.4	7.7
IGP – M Inflation Rate(2)%	10.4	25.3	8.7
IPCA Inflation rate(3)%	7.7	12.5	9.3
U.S. dollar exchange rate devaluation / (appreciation)(4)%	18.7	52.3	(18.3)
SELIC(4)%	19.0	25.0	16.3
______________________
(1)	Source: IBGE
(2)	Source: Fundação Getúlio Vargas
(3)	Source: Consumer Price Index—IBGE
(4)	Source: Central Bank of Brazil

Foreign Exchange and Interest Rate Exposure

    Our current cost of financing is not materially exposed to exchange rate risk. At December 31, 2003, approximately 5.3% of our indebtedness, or R$245.6 million, was denominated in U.S. dollars. At December 31, 2003, we hedged approximately 58.4% of our indebtedness in foreign currency. For the year ended December 31, 2003, loss on foreign currency and monetary restatement amounted to approximately R$25.7 million, due to the depreciation of the real against the U.S. dollar. We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are denominated in U.S. dollars. Historically, approximately 35.0% our total capital expenditures have been U.S. dollar denominated. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk."

    We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2003, 99.5% of our reais-denominated interest-bearing liabilities bore interest at floating rates. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, although interest rates decreased significantly in Brazil during 2003, if market interest rates (principally the TJLP (the Brazilian federal long-term interest rate) and the CDI (the Brazilian interbank deposit rate)) rise in the future, our financing expenses will increase. Furthermore, at December 31, 2003, approximately 3.1% of our total debt bore interest at floating rates based on LIBOR. At December 31, 2003, the six month LIBOR was 1.2% per annum.

    We use swap contracts to limit the risk of increases in our liabilities (expressed in reais) on our foreign currency debt as a result of currency fluctuations. The swap contracts consist of currency swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) of swap transactions recorded under the Corporation Law Method offsets the effect of exchange rate variations on our foreign currency indebtedness.

General Trends of the Telecommunications Services Industry

    In 1998, Brazil had approximately 20.0 million fixed-line telephones and by the end of 2003, there were 49.3 million. According to Anatel, wireless subscribers increased from 7.4 million in 1998 to 46.4 million in 2003. Since mid-2003, we have been observing a stabilization in the growth of the fixed-line telecommunications services market, while the wireless telecommunications services segment of our industry continues to experience consistent growth. From observing trends in the growth of the wireless intercommunications services industry in the United States and Europe, we are aware of the necessity to invest in our wireless telecommunications services segment in order to be able to offer integrated fixed-line and wireless telecommunications services, as well as data transmission services.

    We do not expect future material increases in the number of installed fixed-lines and revenues from basic fixed-line telecommunications services; however, we do expect to generate revenues from wireless telecommunications services. By owning both wireless and fixed-line telecommunications services networks, we expect to be able to minimize our interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls. We also expect an increase in revenues from our data transmission services due to the increased demand for our ADSL and other data transmission services.

Competitive Factors

    We are the leading provider of local fixed-line telecommunications services and intrastate fixed-line telecommunications services in our region. However, we face rapidly increasing competition from companies that already operate in our region, such as Embratel, Intelig and Global Village Telecom and from companies which have been given permission to operate in our region, such as Telemar, Telesp, Albra, TIM, Telmex do Brasil, TNL PCS S.A., CTBC Telecom and Sercomtel.

    The entry of new competitors in the local market, the long distance market or the other markets in which we compete may have an adverse impact on our business, financial condition, results of operations or prospects. The extent of any adverse effects on our results of operations and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among these factors are the technical and financial resources available to our competitors, their business strategies and capabilities, consolidation of competitors, prevailing market conditions, the regulations applicable to us and to the new entrants, including those pertaining to providers of wireless telecommunications services, and the effectiveness of our efforts to prepare for increased competition.

Attainment of Certification that the Universalization Targets set forth by Anatel have been met

    On January 19, 2004, Anatel certified the accomplishment of our network expansion and universal service targets established in our concession contract. We thereby received authorization to provide (i) local and intraregional long-distance services in Regions I and III; (ii) international long-distance services in Regions I, II and III; (iii) interregional long-distance service to anywhere within Brazil (iv) wireless telecommunications services in our region and (v) corporate data services throughout Brazil. In anticipation of these new services, and as part of our strategy, we made investments in a number of fixed assets, including our wireless service infrastructure and the acquisition of GlobeNet and iBest in 2003 and the acquisition of the remaining shares of Vant and MetroRED in 2004.

    Telemar, Telesp and Embratel have also received certification from Anatel with respect to their network expansion and universal service targets and accordingly, they can provide services on a nationwide basis in direct competition with us. Having attained our certification, we now have the authorization to offer telecommunications services outside Region II and to compete directly with Telemar, Telesp, Embratel or any other telecommunications operator in their respective markets.

U.S. GAAP Reconciliation

    We prepare our Consolidated Financial Statements in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net income (loss) and shareholders' equity in accordance with Brazilian GAAP and U.S. GAAP as of the dates and for the periods indicated:

	At and for the year ended December 31,

	2001	2002	2003

	Thousands of reais
Net income (loss) in accordance with:
Brazilian GAAP	(39,252)	148,473	(168,647)
U.S. GAAP	(133,894)	279,899	(8,347)

Shareholders' equity in accordance with:
Brazilian GAAP	6,733,367	6,663,432	6,261,431
U.S. GAAP	6,879,650	6,808,351	6,582,264

    See Note 31 to our Financial Statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders' equity for the dates and periods indicated therein.

Critical Accounting Policies

    In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. "Critical accounting policies" are those that are important to the portrayal of our financial condition and results and utilize management's most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management's assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  goodwill impairment;

  revenue recognition;

  allowance for doubtful accounts;

  depreciation of property, plant and equipment;

  valuation of property, plant and equipment;

  provisions for contingencies;

  deferred income taxes; and

  provision for pensions.

Goodwill Impairment

    In connection with SFAS No. 142's transitional goodwill impairment evaluation, we are required to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired. Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows.

    Under the terms of the operating concessions granted by the Brazilian Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by our fixed-line operating licenses. Also, we do not possess specific financial information to determine an allocation of assets and liabilities in a level below the consolidated business nor do we manage different areas of the concession as if they were separate businesses. We therefore consider the entire fixed-line business to be one reporting unit and accordingly we determined the fair value, under U.S. GAAP, or the projected undiscounted future operating cash flows, under Brasilian GAAP, of our entire fixed line business.

    A determination of the fair value and the undiscounted future operating cash flows of our fixed line business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on goodwill, which would had decreased our results of operations and shareholders’ equity In viewing all of our fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including the assumptions and estimates that we considered appropriate, we were not required to recognize any impairment loss under either, U.S. GAAP or Brazilian GAAP.

Revenue recognition

    Under Brazilian GAAP and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian law, and recognized when services are provided. Considering their high turnover and average short life, under Brazilian GAAP revenues from pre-paid phone cards for public telephones are recognized when the cards are sold. Under U.S. GAAP, revenues from sales of such pre-paid phone cards are recognized when the cards are used. Deferred revenues are determined based upon estimates of sold but unused public phone card credits outstanding as of each balance sheet date. Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related costs from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

    We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian GAAP.

Allowance for doubtful accounts

    Under Brazilian GAAP and U.S. GAAP, we provide an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. Through 2000, we calculated the allowance by applying the ratio of actual losses during the previous year (write-offs to gross revenues) to amounts overdue up to 90 days. For accounts over 90 days, we determined the allowance based on our historical experience on such accounts. Effective as from 2001, we based our estimate on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts receivable from our customers. In case the value of our estimated allowance for doubtful accounts differs from the amounts not actually collected due to a deterioration in the financial condition of our customers or otherwise, additional allowance may be required.

Depreciation of property, plant and equipment

    Under Brazilian GAAP and U.S. GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 16 to the Consolidated Financial Statements. Beginning in 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years, in order to better reflect the estimated useful life of this equipment in light of rapidly changing technology and industry practices. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Valuation of property, plant and equipment

    In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian GAAP, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

    A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on our property, plant and equipment, which would had decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

Provisions for contingencies

    Under Brazilian GAAP and U.S. GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management's opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have material impact on our results of operations and shareholders’ equity. While management believes that the current provisions for contingencies is adequate, there can be no assurance that these factors will not change in the future.

Deferred income taxes

    We compute and pay income taxes based on results of operations under Brazilian Corporation Law, which are significantly different from the Brazilian GAAP figures that are presented in our financial statements in this annual report. Please see note 31 for more detailed description of the differences between Brazilian Corporation Law and Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for pensions

    In relation to the post-retirement pension liabilities, we are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement pension costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for pensions, which could materially reduce the results of our operations and shareholders’equity.

New Accounting Pronouncements

    In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements.

    At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangements with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The adoption of EITF 00-21 on July 1, 2003 did not result in a change in the Company's revenue recognition policies.

    In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company's financial statements.

    In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. Management of the Company does not expect any significant impact on the Company's financial statements by applying FIN 46R.

    FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

    Emerging Issue Task Force No. 01-08 (EITF 01-08), Determining Whether an Arrangement is a Lease, provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement No. 13 (FAS 13), Accounting for Leases. EITF 01-08 defines, amongst others, that an arrangement conveys the right to use the property, plant, and equipment if the purchaser has (i) the ability to operate the property, plant and equipment, (ii) control physical access to the property, plant and equipment, or (iii) it is remote that one or more other parties will take more than a minor amount of the output and the pricing for the output is not fixed per unit or based on current market prices at the date of delivery. The consensus is required to be applied to arrangements agreed or committed to, modified, or acquired in business combinations initiated after the beginning of an entity's next reporting period beginning after May 28, 2003. We have not entered into significant arrangements since this date.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

    The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, as well as under the caption "Summary Information." The data at December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, prepared in accordance with the Brazilian GAAP. Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation. Pursuant to Brazilian GAAP our audited financial statements as of and for the years ended December 31, 2001, 2002, and 2003 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais. Brazilian GAAP when applied to us differs in certain important respects from U.S. GAAP. We have not prepared a reconciliation to U.S. GAAP for any periods, including the years ended December 31, 2001, 2002 or 2003.

    The following table sets forth certain components of our net loss, as well as the percentage change from the prior year, for 2001, 2002 and 2003.

	Year ended December 31,			Percentage change

	2001	2002	2003	2001-2002	2002-2003

	(thousands of reais, except percentages)

Net operating revenues	6,158,408	7,071,368	7,915,194	14.8	11.9
Cost of services	4,765,593	5,143,358	5,455,019	7.9	6.1

Gross profit	1,392,815	1,928,010	2,460,175	38.44	27.6
Operating expenses:
Selling expensses	724,507	763,346	821,627	5.4	7.6
General and administrative expenses	624,751	687,462	865,052	10.0	25.8
Other net operating expenses (income)	60,875	(121,181)	211,308	N/A	N/A
Operating income (loss) before net financial expenses	(17,318)	598,383	562,188	N/A	(6.0)
Net financial expense	47,051	330,460	610,159	602.3	84.6

Operating income (loss)	(64,369)	267,923	(47,971)	N/A	N/A
Net non-operating expenses	85,167	78,312	550,022	(8.0)	602.3
Employees' profit share	52,783	42,619	3,510	(19.3)	(91.8)

Income (loss) before taxes and minority interests	(202,319)	146,992	(601,503)	N/A	N/A
Income and social contribution tax benefits (expenses)	87,347	(916)	261,390	N/A	N/A

Loss before minority interests	(114,972)	146,076	(340,113)	N/A	N/A
Minority interests	75,720	2,397	171,466	(96.8)	7,053.4

Net income (loss)	(39,252)	148,473	(168,647)	N/A	N/A

Net Operating Revenues

    We generate operating revenues from:

  local services, including monthly subscription charges, measured service charges, public telephones and additional services;

  long-distance services;

  data transmission;

  network services, including interconnection and leasing high-capacity lines; and

  other services, including toll-free, call forwarding and caller ID services.

    Gross operating revenues are offset by value-added and other indirect taxes and discounts to customers. The composition of gross operating revenues by category of service is presented in our Financial Statements and discussed below before deduction of value-added and other indirect taxes. We do not determine net operating revenues for each category of revenue as we do not believe such information to be useful to investors.

    The following table sets forth certain components of our consolidated net operating revenues, as well as the percentage change from the prior year, for 2001, 2002 and 2003.

	Year ended December 31,			Percentage change

	2001	2002	2003	2001-2002	2002-2003

	(thousands of reais, except percentages)

Local services:
Monthly subscription charges	2,218,784	2,656,631	2,867,244	19.7	7.9
Measured service charges	2,863,073	3,106,544	3,490,010	8.5	12.3
Public telephones	274,218	341,766	394,525	24.6	15.4
Other	191,679	149,643	148,035	(21.9)	(1.1)

Total local services	5,547,754	6,254,584	6,899,814	12.7	10.3
Long-distance services:
Intraregional	1,341,288	1,748,190	1,923,094	30.3	10.0
Interregional and International	718	594	562	(17.3)	(5.3)

Total long-distance services	1,342,006	1,748,784	1,923,656	30.3	10.0
Data transmission	324,690	504,979	764,059	55.5	51.3
Network services	994,343	1,021,308	1,050,821	2.7	2.9
Other	249,703	310,025	439,031	24.2	41.6

Gross operating revenues	8,458,496	9,839,680	11,077,381	16.3	12.6
Value added and other indirect taxes	(2,200,580)	(2,670,871)	(3,042,487)	21.4	13.9
Discounts	(99,508)	(97,441)	(119,700)	(2.1)	22.8

Net operating revenues	6,158,408	7,071,368	7,915,194	14.8	11.9

    Net operating revenues increased 11.9% to R$7,915.2 million in 2003 from R$7,071.4 million in 2002. This growth in net revenues was principally due to: (i) a 10.3% increase in revenues from local services resulting from a 6.7% increase in the average number of lines in service to approximately 9.7 million during 2003 from approximately 9.1 million in 2002; (ii) a 51.3% increase in revenues from data transmission resulting from (a) a 100.4% increase in our ADSL accesses in service, (b) a 91.7% increase in our IP accesses (Dedicated IP, IP Light and IP Turbo) in service, and (c) a 26.8% increase in the number of our Frame Relays in service at December 31, 2002; (iii) the 10% increase in intraregional long distance services and (iv) the Rate Increase.

    Net operating revenues increased by approximately 14.8% to R$7,071.4 million in 2002 from R$6,158.4 million in 2001. The growth in revenues in 2002 was principally due to: (i) a 12.7% increase in revenues from local services resulting from a 13.0% increase in our average lines in service, to approximately 9.1 million at the end of 2002 from approximately 8.0 million at December 31, 2001, higher service charges for the basket of local services, and an increase in fixed-to-mobile revenues; (ii) an increase in revenues from data transmission resulting from (a) a 309.2% increase in our ADSL accesses in service, (b) a 116.2% increase in our IP accesses (Dedicated IP, IP Light and IP Turbo) in service, (c) an 83.8% increase in the number of Frame Relays in service and (d) a 192.4% increase in the number of DialNet accesses in service; and (iii) an increase in intraregional long-distance services resulting from an increase in fixed-to-mobile revenues. The growth in revenues was lower in 2002 than in 2001 primarily due to a smaller increase of average lines in service in 2002 of 9.6%, compared to 16.0% in 2001. In addition, 2001 was the first full year in which net operating revenues reflected our increased telephone network from our acquisition of CRT.

Revenues from Local Service

    Total revenues from local services increased by 10.3% to R$6,899.8 million in 2003 from R$6,254.6 million in 2002. This increase was primarily due to the Rate Increase as well as the increasing penetration of telecommunications services in our region, represented by an increase in telephone density in our region of 23.4 lines in service per 100 inhabitants at December 31, 2003 from 23.1 lines in service per 100 inhabitants at December 31, 2002. The total number of lines in service increased to 9.9 million at December 31, 2003 from 9.5 million at December 31, 2002. This increase in penetration was due primarily to increased demand resulting from continued targeted and focused marketing efforts aimed at increasing the number of lines in service.

    Total revenues from local services increased by approximately 12.7% to R$6,254.6 million in 2002 from R$5,547.8 million in 2001. The growth of revenues from local service in 2002 primarily reflects the annual rate increase of the basket of local services by approximately 8.3%. In addition to the rate increase, revenues from local service increased due to the increasing penetration of telecommunications services in our region represented by an increase in telephone density in our region of 7.5%, from 21.5 lines in service per 100 inhabitants at the end of 2001 to 23.1 lines in service per 100 inhabitants by the end of 2002. This increase in penetration was due primarily to increased demand resulting from our implementation of targeted and focused marketing efforts aimed at increasing the number of lines in service.

    Monthly Subscription Charges

    Total revenues from monthly subscription charges increased by 7.9% to R$2,867.2 million in 2003 from R$2,656.6 million in 2002. This revenue growth is primarily due to the increase in the average number of lines in service during the period, as well as to the rate increase to residential and non-residential clients of 17.2%. The increase in monthly subscription charges was partially offset by our continued offering of discounted basic monthly plans to clients who requested line cancellations in areas where we have idle capacity. These discounted monthly plans were implemented for the purpose of retaining clients in these areas.

    Total revenues from monthly subscription charges increased by 19.7% to R$2,656.6 million in 2002 from R$2,218.8 million in 2001. This growth was primarily due to the increase in the average number of lines in service during the period, as well as to the annual price adjustment of the basket of local services of 14.0% for residential customers and of 0.6% for nonresidential customers. The increase was due to our implementation of discounted plans to clients who requested line cancellations in areas where we have idle capacity. These discounted monthly plans were implemented for the purpose of retaining clients in these areas.

    Measured Service Charges

    Total revenues from measured service charges, which include charges for pulses used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, increased by 12.3% to R$3,490.0 million in 2003 from R$3,106.5 million in 2002. This increase was primarily due to a 15.1% increase in revenues from calls made from a fixed-line to mobile handsets inside the mobile subscriber's home area ("VC-1"), resulting from an increase in 2003 in the number of mobile lines in our region of 36.5%, according to Anatel estimates, as well as increased telephone density in our region. The increase in VC-1 revenues was partly offset by a decrease in total billed pulses.

    Total billed pulses, which include the number of pulses that exceed the fixed amount of monthly free pulses in 2003 decreased by 8.1% to approximately 12.0 billion. A pulse represents an average of 2.5 minutes of call time. Despite the increase in telephone density, the number of billed pulses per average lines in service per month decreased to 103.2 in the year ended December 31, 2003, compared to 119.9 in the corresponding period in 2002, reflecting our increasing penetration into lower income households. This decrease in billed pulses also reflects lower overall economic growth during 2003, and is consistent with the industry-wide trend of wireless substitution for fixed-line service and increased use of our ADSL service instead of our dial-up connections. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only their outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

    Total revenues from measured service charges increased approximately 8.5% to R$3,106.5 million in 2002 from R$2,863.1 million in 2001. This increase was due to the 15.7% increase of VC-1 calls in 2002 resulting from the 24.9% increase in the number of mobile lines in our region, according to Anatel estimates, as well as increased telephone density in our region. The increase in VC-1 revenues was partially offset by a decrease in total billed pulses.

    Total billed pulses decreased by 3.3% to approximately 13 billion in 2002. Despite the increase in telephone density, the number of billed pulses per average lines in service per month decreased to 119.9 in 2002, compared to 139.5 in 2001, reflecting our increasing penetration into lower income households. This decrease in billed pulses also reflects lower overall economic growth during 2002, and is consistent with the industry-wide trend of wireless substitution for fixed-line service and increased use of our ADSL service instead of our dial-up connections.

    Public Telephones

    Total revenues from public telephones increased by 15.4% to R$394.5 million in 2003 from R$341.8 million in 2002, primarily due to the rate increase of 17.2%, as well as a 1.9% increase in the number of public phone credits, which is the total call time purchased by clients on phone cards, to 5.97 billion credits in 2003 from 5.86 billion credits in 2002. Our revenues from public phone credits are generated from local and long-distance calls made from public payphones in our region using our prepaid telephone cards by using us to carry the call. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones. The increase in public telephone revenues was also due to a 1.0% increase in the number of public telephones in service to 296,270 at December 31, 2003 from 293,282 at December 31, 2002.

    Total revenues from public telephones increased by approximately 24.6%, to R$341.8 million in 2002, from R$274.2 million in 2001. The increase was due to the 8.4% rate increase in 2002, as well as a 14.2% increase in the number of public phone credits to 5.86 billion credits in 2002 from 5.13 billion credits in 2001. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones. In 2002, the number of public telephones in service increased by 2.5% to 293,282 in 2002 from 285,725 in 2001. The rate of growth of public telephones in service decreased to 2.5% in 2002 from 30.2% in 2001. This difference was primarily due to the fulfillment of the universalization targets for 2001 that required maintaining all localities with over 600 inhabitants that are not served by fixed telephony, with at least one public telephone accessible 24 hours a day and capable of making and receiving local, domestic long-distance and international long-distance calls; and at least one public telephone available every 500 meters at all localities served by fixed telephony.

    Other Local Services

    Total revenues from other local services which consist primarily of installation fees and line rentals decreased by 1.1% to R$148.0 million in 2003 from R$149.6 million in 2002, due to a decrease in line rental revenues offset by an increase in installation revenues. Line rental revenues decreased to R$2.2 million in 2003 from R$5.2 million in 2002 as a result of the movement of some customers from rented lines to regular services in connection with our new promotional plans. Installation revenues increased to R$35.5 million in 2003 from R$32.6 million in 2002, principally due to a reduction in the discounts we offered with respect to installation fees as part of our periodic promotional plans.

    Total revenue from other local services decreased approximately 21.9% to R$149.6 million in 2002 from R$191.7 million in 2001 primarily as a result of a decrease in line rental revenues combined with a decrease in installation revenues. Installation fees in 2002 decreased by 53.7% to R$32.6 million in 2002 from R$26.7 million in 2001, principally due to the sale of promotional plans with the waiver of installation fees for lines installed. We did not offer promotional plans in 2001. Line rental revenues decreased approximately 38.8% to R$5.2 million in 2002 from R$8.5 million in 2001, as a result of the movement of some customers from rented lines to regular services in connection with our new promotional plans.

Revenues from Long-Distance Services

    At December 31, 2003, our revenues from long-distance services consisted primarily of intraregional (intrastate and interstate) long-distance calls (both fixed-fixed and fixed-mobile).

    Intraregional Long-distance

    Our revenues from intraregional long-distance services increased by 10.0% to R$1,923.1 million in 2003 from R$1,748.2 million in 2002. This increase is due to: (i) a 6.7% increase in the average number of lines in service, with a 14.4% decrease in traffic per line in 2003; (ii) a 5.8% decrease in VC-2 minutes and a 21.9% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region and resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$473.1 million in 2003 from R$385.1 million in the corresponding period in 2002; (iii) the 12.55% average rate increase in the long-distance services basket in 2003; and (iv) the increase in our estimated average market share to 89.9% from 86.5% in the intrastate segment, and to 75.2% from 73.0% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns. VC-2 minutes are fixed-mobile minutes for calls made from a fixed-line to a mobile handset outside the mobile subscriber's home area but inside the region where the respective mobile operator provides service. VC-3 minutes are fixed-mobile minutes for calls made from a fixed-line to a mobile handset outside the mobile subscriber's home area and outside the region where the respective cellular provider provides service.

    Total revenues from intraregional long-distance services increased by 30.3% to R$1,748.2 million in 2002, from R$1,341.3 million in 2001. This increase was due to: (i) a 12.6% increase in the number of average lines in service in 2002; (ii) a 34.5% and 30.6% increase in the number of VC-2 and VC-3 fixed-mobile minutes respectively fueled by the growth in the number of mobile subscribers in our region, which resulted in a combined increase in VC-2 and VC-3 fixed-mobile revenues to approximately R$385.1 million in 2002 from approximately R$256.9 million in 2001; (iii) an average rate adjustment of 5.0% in the basket of long-distance services, implemented on June 28, 2002; and (iv) the increase in our average market share from 82.2% to 86.5% in the intrastate segment, and from 67.0% to 73.0% in the interstate segment due to our targeted and focused television, radio and newspaper advertising campaigns.

    Interregional and International Long-distance

    Revenues from interregional and international long-distance calls consist primarily of long-distance calls to bordering cities adjacent to our region. Revenues from interregional and international long-distance services decreased by 5.3% to approximately R$562,000 in 2003, from approximately R$594,000 in 2002. The decrease in 2003 was primarily due to the 30.3% decrease in borderline traffic. Revenues from interregional and international long-distance calls decreased in 2003 because the services rendered in this segment were limited to interregional long-distance calls to bordering cities adjacent to our region.

    Revenues from interregional and international long-distance services decreased by 17.3% to approximately R$594,000 in 2002, from approximately R$718,000 in 2001. The decrease in 2002 was primarily due to the 15.6% decrease in borderline traffic.

Revenues from Data Transmission

    Total revenues from data transmission, which include revenues from ADSL, ATM (a broadband switching technology), DialNet (a remote access service for corporations and internet service providers), Frame Relay (a data transmission service) and Dedicated IP (an internet hosting service), increased by 51.3% to R$764.1 million in 2003 from R$505.0 million in 2002. This growth was due to the 100.4% increase in the number of ADSL accesses in service to approximately 281,900 at December 31, 2003 from 140,690 accesses in service at December 31, 2002, which generated average revenues per line of approximately R$90.1 during 2003, an increase of 31.0% from approximately R$68.8 in 2002. In addition, the 91.7% increase in the number of IP access (Dedicated IP, IP Light and IP Turbo) in service to 5,057 at December 31, 2003 from 3,638 at December 31, 2002 and the 26.8% increase in the number of Frame Relay accesses in service to 13,080 at December 31, 2003 from 10,319 at December 31, 2002 also contributed to the higher revenues from data transmission over the period. The increase in ADSL subscribers was driven by increased residential demand while the increase in IP and Frame Relay accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

    Revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Frame Relay and Dedicated IP increased by 55.5% to R$505.0 million in 2002, from approximately R$324.7 million in 2001. This growth was due to the 309.2% increase in number of ADSL accesses in service to 140,690 at December 31, 2002 from 34,378 at December 2001 as a result of the continued roll out of ADSL services which were originally introduced in April 2001. The increase was also due to the 116.2% expansion in the number of IP accesses (Dedicated IP, IP Light and IP Turbo) lines in service to 2,638 at December 31, 2002 from 1,220 at December 31, 2001, the 83.8% increase in the number of Frame Relay accesses in service to 10,319 at December 31, 2002 from 5,615 at December 31, 2001, the 192.4% increase in the number of DialNet accesses in service to 59,258 at December 31, 2002 from 20,265 at December 31, 2001 and the 8.7% increase in the number of SLDD accesses in service. The increase in Dedicated IP, Frame Relay and DialNet accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide new products and integrated solutions to our customers through targeted and focused marketing campaigns.

Revenues from Network Services

    Revenues from network services are generated primarily from interconnection fees paid to us by other telecommunications operators for use of our network and, to a lesser extent, from leasing fees generated from mobile service providers for the leasing of our transmission facilities, infrastructure and other equipment, and fees from the rental of our assets, such as points of presence, to other long-distance and mobile operators.

    Total revenues from network services increased by 2.9% to R$1,050.8 million in 2003, from R$1,021.3 million in 2002, due to the increase in revenues generated from interconnection fees, which represent the majority of revenues from network services (R$835.3 million in 2003). Total revenues from interconnection fees consisted of R$607.1 million from fixed-to-fixed traffic and R$228.2 million from mobile-to-fixed traffic. This increase in total revenue from interconnection fees was due primarily to the growth in the number of mobile accesses in our region and, consequently, higher mobile traffic on our network combined with the Rate Increase.

    Total revenues from network services increased by 2.7% to R$1,021.3 million in 2002, from R$994.3 million in 2001 due to the increase in revenues generated from interconnection fees, which represent the majority of revenues from network services (R$785.8 million in 2002). Total revenues from interconnection fees consisted of R$607.1 million from fixed-to-fixed traffic and R$178.7 million from mobile-to-fixed traffic. This increase in total revenue from interconnection fees was due primarily to the growth in the number of mobile lines in our region and, consequently, higher mobile traffic on our network, as well as growth in fixed-line traffic, combined with the rate increase in 2002. Total revenues from network services grew at a slower pace in 2002 compared to 2001 as a result of the expansion of other operators' networks which reduced such operators' need to rely upon our networks.

Revenues from Other Services

    Other services consist primarily of supplementary and value-added services such as toll-free, call forwarding and caller ID. Total revenues from other services increased by 41.6% to R$439.0 million in 2003 from R$310.0 million in 2002. Revenues from supplementary and value-added services increased by 24.9% to R$348.2 million in December 31, 2003 from R$278.8 million in 2002. This increase was due to increased advertising campaigns promoting value-added services as part of our strategy to increase average revenue per line.

    Total revenues from other services increased 24.2% to R$310.0 million in 2002 from R$249.7 million in 2001. Revenues from supplementary and value-added services increased by 28.8% to R$278.8 million in 2002 from R$216.5 million in 2001. This increase was due to increased advertising campaigns promoting value-added services as part of our strategy to increase average revenue per line.

Charges Against Gross Operating Revenues

    Value-added and Other Indirect Taxes

    The principal taxes deducted from gross operating revenues are state value added taxes "ICMS", the federal social contribution taxes, PIS and COFINS, and the telecommunications contributions, FUST and FUNTTEL. We collect these taxes from our customers and transfer them to the appropriate governmental entities. The current average rate of ICMS is 25.0%. However, the ICMS tax rate varies in some states. In the state of Rondônia, for example, the ICMS tax rate is 35.0%, while in the state of Mato Grosso, the ICMS tax rate is 27.0% and in the state of Goias, the ICMS tax rate is 26.0%. PIS and COFINS are currently imposed at a combined rate of 9.3% of gross operating revenues. FUST and FUNTTEL are currently imposed at a combined rate of 1.5% of gross operating revenues, net of certain deductions.

    The total amount of value-added and other taxes increased by 13.9% to R$3,042.5 million in 2003 from R$2,670.9 million in 2002. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

    The total amount of value-added and other taxes increased by 21.4% to R$2,670.9 million in 2002 from R$2,200.6 in 2001. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

    Discounts

    Discounts are generally divided into rebates on: (i) pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), (ii) local wireline calls, (iii) long-distance calls, and (iv) intelligent network services (such as caller ID, call forwarding and conference calling). Discounts increased 22.8% to R$119.7 million in 2003 from R$97.4 million in 2002, primarily due to an increase in the promotions we offered to maintain our customer base.

    Discounts decreased 2.1% to R$97.4 million in 2002 from R$99.5 in 2001, primarily due to a decrease in the promotions we offered to our customer base.

Cost of Services

    Total cost of services increased by 6.1% to R$5,455.0 million in 2003 from R$5,143.4 million in 2002. Our cost of services increased primarily as a result of an increase in interconnection costs payable to other operators for completing calls originating on our network. However, as a percentage of net operating revenues, cost of services decreased to 68.9% in 2003 from 72.7% in 2002, primarily due to reductions in personnel costs and relatively stable materials costs.

    Total cost of services increased by 7.9% to R$5,143.4 million in 2002 from R$4,765.6 in 2001. Our cost of services increased primarily as a result of an increase in interconnection costs payable to other operators for completing calls originating on our network. However, as a percentage of net operating revenues, cost of services decreased to 72.7% in 2002 from 77.4% in 2001, primarily due to reductions in personnel costs and relatively stable materials costs.

    The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2001, 2002 and 2003.

	Year ended December 31,			Percentage change

	2001	2002	2003	2001-2002	2002-2003

	(thousands of reais, except percentages)

Cost of Services:
Depreciation and amortization	2,597,160	2,614,511	2,517,877	0.7%	(3.7)
Personnel	185,843	144,581	129,404	(22.2%)	(10.5)
Materials	91,746	78,760	84,263	(14.2%)	7.0
Services	1,689,287	2,057,839	2,370,454	21.8%	15.2
Other	201,557	247,667	353,021	22.9%	42.5
Total cost of services	4,765,593	5,143,358	5,455,019	7.9%	6.1

Depreciation and Amortization

    Total depreciation and amortization costs decreased by 3.7% to R$2,517.9 million in 2003 from R$2,614.5 in 2002, due to a decrease in depreciation costs associated with CRT assets resulting from the disposal of such assets which occurred at the end of the year which was partially offset by an increase in depreciation costs associated with the expansion of our network in 2003, through an increase in lines installed to 10.7 million at December 31, 2003 from 10.6 million at December 31, 2002.

    Total depreciation and amortization costs increased by 0.7% to R$2,614.5 million, from R$2,597.2 million in 2001, due to the increase in lines installed in 2002. Depreciation and amortization costs grew at a slower pace in 2002 due to the slower growth in the number of lines in service during this period.

Personnel

    Total personnel costs decreased by 10.5% in 2003 to R$129.4 million from R$144.6 million in 2002. This decrease in personnel costs was primarily due to the outsourcing of maintenance services for our network, which resulted in a net reduction in our labor force by approximately 305 employees during the period, partially offset by the reclassification, in 2003, of R$12.5 million of employees' profit share to personnel expenses as a result of a CVM rule that requires that employees' profit share be classified as a personnel expense when a net loss is realized. At December 31, 2003, we had approximately 5,265 employees, a decrease from 5,571 employees at December 31, 2002.

    Total personnel costs decreased by approximately 22.2% to R$144.6 million in 2002, from R$185.8 million in 2001. The decrease in personnel costs in 2002 was primarily due to the outsourcing of technical and operational services for our network, which resulted in a reduction in our labor force by 2,319 employees during 2002 to 5,571 employees at December 31, 2002 from 7,890 employees at December 31, 2001.

Materials

    Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), increased by 7.0% to R$84.3 million in 2003 from R$78.8 million in 2002. This increase in material costs was primarily due to the growth in usage of prepaid phone cards, partially offset by the transfer of costs resulting from our outsourcing of maintenance services for our network to third parties.

    Total costs related to materials decreased by approximately 14.2% to R$78.8 million in 2002 from R$91.7 million in 2001. The decrease in material costs was primarily due to the outsourcing of technical and operational services for our network.

Services

    The cost of third party services, which include interconnection costs and the cost of maintaining our network infrastructure, increased by 15.2% to R$2,370.5 million in 2003 from R$2,057.8 million in 2002. This increase was due to the consolidation of expenses relating to our acquisition of GlobeNet which included the maintenance of the sub-marine cables acquired thereby and, to a lesser extent, by the increased outsourcing of maintenance services for our network to third parties.

    Interconnection costs increased to approximately 16.1% of gross revenues, or R$1,772.1 million, in 2003 from approximately 15.5% of gross revenues, or R$1,526.5 million, in the corresponding period in 2002. This increase was due to the fixed-to-mobile Rate Increase, mostly in VC-1 as well as directly related to the use of our carrier selection code on calls originating from mobile phones, as we must pay a fee to the originating mobile phone operator to complete these calls. The increase was partially offset by a decrease in fixed-to-mobile telephone traffic of approximately 6.8% to approximately 4.1 billion minutes in 2003 from approximately 4.4 billion minutes in 2002. The increase in costs of third party services was also due to subcontractor costs associated with maintaining our network infrastructure. Subcontracted costs increased by 12.6% to R$598.3 million in 2003 from R$531.4 million in 2002 due to our increased outsourcing of maintenance and fee adjustments resulting from inflation indexing provisions in the existing maintenance contracts.

    In 2002, the total cost of third party services increased by 21.8% to R$2,057.8 million, from R$1,689.3 million in 2001. The increase in 2002 was primarily due to an increase in interconnection costs, and to a lesser extent by the outsourcing of technical and operational services for our network. In 2002, interconnection costs increased to approximately 15.5% of gross revenues in 2002 from approximately 14.9% of gross revenues in 2001. This increase was due to the rate increase in 2002 and also to an increase in fixed-to-mobile interconnection costs mostly in VC-1 which resulted from an increase in fixed-to-mobile telephone traffic. Fixed-to-mobile telephone traffic grew by approximately 10.1% to approximately 4.4 billion minutes in 2002, from approximately 3.9 billion minutes in 2001. The increase in fixed-to-mobile telephone traffic was due to the increase in the amount of pre-paid mobile phones which allow mobile customer to receive calls from fixed-line telephones free of charge in return for a flat monthly fee. The number of mobile phones in our region is estimated by Anatel to have grown by 24.9% to 9.5 million in 2002 from 7.7 million in 2001. The increase in costs of third party services was also due to subcontracted costs associated with maintaining our network infrastructure. Subcontracted costs increased by 23.6% to R$531.4 million in 2002 from R$429.2 in 2001 due to our increased outsourcing of maintenance and technical and operational services.

Other

    Other costs of service, which primarily include fees paid for the rental of equipment and infrastructure, insurance and a fee imposed by Anatel on providers of telecommunications services for the inspection of switching stations and wireless terminals, referred to as Taxa de Fiscalização de Telecomunicações, or FISTEL, increased by 42.5% to R$353.0 million in 2003 from R$247.7 million in 2002. This increase was primarily due to the consolidation of iBest and GlobeNet in the third quarter of 2003.

    Other costs of service, increased by 22.9% to R$247.7 million in 2002 from R$201.6 million in 2001. This increase was primarily due to the increase in internet connection fees associated with the increase in ASDL revenues.

Gross Profit

    Our gross profit increased in 2003 by 27.6% to R$2,460.2 million from R$1,928.0 million in 2002, as a result of an increase in our net operating revenues in 2003. As a percentage of net operating revenues, gross profit increased to 31.1% in 2003 from 27.3% in 2002.

    Our gross profit increased in 2002 by 38.4% to R$1,928.0 million from R$1,392.8 million in 2001 as a result of an increase in net operating revenues in 2002 and a smaller increase in cost of services in 2002. As a percentage of net operating revenues, gross profit increased to 27.3% in 2002 from 22.6% in 2001.

Operating expenses

    Total operating expenses, which include selling expenses, general and administrative expenses and other net operating expenses, increased by 42.7% to R$1,898.0 million in 2003 from R$1,329.6 million in 2002. This increase was primarily a result of the increase in general and administrative expenses in the period, as discussed below.

    Total operating expenses decreased by 5.7% to R$1,329.6 million in 2002 from R$1,410.1 million in 2001. This decrease was primarily a result of the increase in other net operating expenses (income), as discussed below.

    The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2001, 2002 and 2003.

	Year ended December 31,			Percentage change

	2001	2002	2003	2001-2002	2002-2003

	(thousands of reais, except percentages)

Operating expenses:
Selling expenses	724,507	763,346	821,627	5.4	7.6
General and administrative expenses	624,751	687,462	865,052	10.0	25.8
Other net operating expenses (income)	60,875	(121,181)	211,308	N/A	N/A

Total operating expenses	1,410,133	1,329,627	1,897,987	(5.7)	42.7

Selling Expenses

    Total selling expenses increased 7.6% to R$821.7 million in 2003 from R$763.3 million in 2002. This increase was due primarily to (i) a 27.3% increase in expenses for salaries and bonuses relating to our sales personnel, primarily in the corporate segment in connection with our retention programs for corporate personnel; (ii) a 13.1% increase of bad debts and provisions for doubtful accounts (connected with the correspondent increase in revenues); and (iii) the reclassification in 2003 of R$11.7 million of employees' profit share to the personnel expense component of selling expenses as a result of a CVM rule that requires that employees' profit share be classified as personnel expense when a net loss is realized. These increases were partially offset by a 27.3% decrease in advertising and marketing expenses.

    Bad debts and provisions for doubtful accounts increased 13.1% in 2003 due to our increase in gross revenues. However, as a percentage of gross revenues, bad debts and provisions for doubtful accounts remained stable at 2.7% of gross revenues for 2003 in comparison to 2002. This stability in bad debts and provisions for doubtful accounts as a percentage of gross revenues reflects our continued focus on measures to control bad debt, such as the introduction of prepaid phone cards to mitigate credit risk.

    In 2002, total selling expenses increased by 5.4% to R$763.3 million, from R$724.5 million in 2001, due to higher expenses of services primarily due to the outsourcing of call center services, offset by a reduction in bad debts and provisions for doubtful accounts. In 2002, bad debts and provisions for doubtful accounts decreased approximately 18.6%. As a percentage of gross revenue, bad debts and provisions for doubtful accounts decreased from 3.8% of gross revenues in 2001 to 2.7% of gross revenues in 2002. During 2002, we implemented certain successful strategies in order to reduce bad debt levels, including (i) the teleaviso service in February 2002, which involves sending a warning message to previously delinquent clients before their payment date, in order to ensure that they will pay their bills on time and (ii) sending a collection agreement letter to warn of final disconnections, offering the customers the option to pay their past-due bills in installments before their lines are cut off.

General and Administrative Expenses

    Total general and administrative expenses increased 25.8% to R$865.1 million in 2003 from R$687.5 million in 2002. This increase was primarily due to an increase in (i) expenses from information technology equipment depreciation; (ii) expenses for regular office services, such as security, cleaning and maintenance and (iii) the reclassification, in 2003, of R$21.5 million of employees' profit share to the personnel expense component of the general and administrative expenses. Employees' profit share is required by the CVM to be classified as a personnel expense when a net loss is realized. As a percentage of net operating revenues, general and administrative expenses rose to 10.9% in 2003 from 9.7% in 2002.

    In 2002, total general and administrative expenses increased by approximately 10.0% to R$687.5 million, from R$624.8 million in 2001, primarily due to an increase in expenses from IT equipment depreciation and in expenses for regular office services, such as security, cleaning and maintenance. As a percentage of net operating revenues, general and administrative expenses decreased to 9.7% in 2002 from 10.1% in 2001.

Other Net Operating Expenses (Income)

    Total other net operating expenses (income) decreased from an income of R$121.2 million in 2002 to an expense of R$211.3 million in 2003. This increase in expenses resulted primarily from an increase of R$359.7 million in provision for contingent liabilities relating mainly to the operations of the Rio Grande do Sul branch, formerly CRT. This increase in provision is a result of court decisions in the fourth quarter of 2003, which now require us to regard our loss relating to a portion of these proceedings as "probable". The contingent liabilities relate to CRT's pre-existing labor, civil and tax proceedings, primarily regarding salary issues (following reallocation of CRT staff) and entitlement to bonuses in connection with dangerous working conditions. We do not expect any material losses in excess of these amounts. See Item 8 "Financial Information – Legal Proceedings".

    In 2002, total other net operating expenses (income) decreased, to an income of R$121.2 million, from an expense of R$60.9 million in 2001. This increase was due to the reduction in the provision for the retirement incentive plan (in 2002, we accounted lay-off expenses only until March 2002) and the reduction in the write-off of interconnection accounts receivable (recognized in 2001 as other operating expenses and no longer recognized in 2002).

Operating Income (Loss) Before Net Financial Expenses

    Our total operating income before net financial expenses decreased by 6.0% to an income of R$562.2 million in 2003 from an income of R$598.4 million in 2002. As a percentage of net operating revenues, operating income before net financial expenses decreased to 7.1% in 2003 from 8.5% in 2002.

    Our total operating income before net financial expenses increased to an income of R$598.4 million in 2002 from a loss of R$17.3 million in 2001 primarily as a result of an increase in gross profits combined with a decrease in operating expenses. As a percentage of net operating revenues, operating income before net financial expenses increased to 8.5% in 2002.

Net Financial Expenses

    Total net financial expenses represent the net effect of interest income, interest expense and exchange rate and monetary restatement gain and loss. Our total net financial expenses increased 84.6 to R$610.2 million in 2003 from R$330.5 million in 2002 primarily as a result of:

  a 55.3% increase in our interest expense, to R$841.1 million in 2003 from R$541.9 million in 2002 as a result of higher interest rates in Brazil in 2003 compared to 2002, which increased the cost of our real denominated indebtedness, as the average CDI in 2003 was 23.3% as compared to 19.1% in 2002.

    the increase in interest expenses was offset by a 49.3% increase in our interest income to R$341.2 million in 2003 from R$228.6 million in 2002, primarily as a result of the increase in average cash balances to R$1,776.4 million in 2003 from R$1,030.8 million in 2002.

    In 2002, our net financial expenses increased by more than 601.7% to R$330.5 million, from approximately R$47.1 million in 2001, primarily as a result of:

  a 120.2% increase in our interest expenses, to R$541.9 million in 2002 from R$246.1 million in 2001 as a result of:

    a 32.7% increase in our indebtedness, to R$4,176.2 million at the end of 2002 from R$3,148.2 million at the end of 2001;

    an increase in our interest expense from our U.S. dollar denominated indebtedness, due to a depreciation of the real during 2002; and

    an increase in our interest expense from our real denominated indebtedness, due to an increase in Brazilian interest rates as the average CDI in 2002 was 19.1% as compared to 17.5% in 2001.

Operating Income (Loss)

    Our total operating income decreased to a loss of R$48.0 million in 2003 from an income of R$267.9 million in 2002, primarily as a result of the 42.7% and 84.6% increase in operating expenses and net financial expenses, respectively. Operating loss was 0.6% of net operating revenues in 2003. Operating income was 3.8% of net operating revenues in 2002.

    In 2002, our total operating income increased to approximately R$267.9 million, from a loss of R$64.4 million in 2001, primarily as a result of the increase in operating income before net financial expenses, partially offset by the increase in net financial expenses. Operating income was 3.8% of net operating revenues in 2002. Operating loss was 1.0% of net operating revenues in 2001.

Net Non-Operating Expenses

    Net non-operating expenses consist principally of equipment disposal in connection with the modernization of our network.

    Total net non-operating expenses increased to R$550.0 million in 2003 from R$78.3 million in 2002. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger of our subsidiary, Brasil Telecom S.A., with CRT in December 2000. Goodwill amortization for CRT totaled R$96.1 million for the year ended December 31, 2003 (See note 8 to our audited consolidated financial statements). Besides the amortization of goodwill, in 2003 we wrote-off property, plant and equipment related to CRT in the amount of R$302.7 million, as a result of the physical inventory performed for transmission equipment, tools and instruments and multi-pair cables, among others. In addition, we wrote off R$20.0 million of other property, plant and equipment for a total of R$322.7 million.

    Total net non-operating expenses decreased by 8.0% to R$78.3 million in 2002, from R$85.2 million in 2001. This was due primarily as a result of an increase in gains on disposal of permanent assets.

Employees' Profit Share

    According to Law No. 10,101/2000, all Brazilian companies may compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is generally determined by negotiations between our company and the labor unions that represent our employees.

    Our employees' profit share decreased 91.8% to R$3.5 million in 2003 from R$42.6 million in 2002 due to the reclassification of R$46.3 million as personnel expenses because we realized losses under Brazilian Corporation Law. Employees' profit share is required by the CVM to be classified as a personnel expense when a net loss is realized.

    In 2002, our employees' profit share decreased by 19.3% to R$42.6 million, from approximately R$52.8 million in 2001. This was due to the decrease in the number of our employees by approximately 29.4% in 2002. At December 31, 2002, we had 5,571 employees.

Income (Loss) Before Taxes and Minority Interests

    Our income before taxes and minority interests decreased to a loss of R$601.5 million in 2003 from an income of R$147.0 million in 2002 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, loss before taxes and minority interests increased to 7.6% in 2003 from 2.1% in 2002.

    Our loss before taxes and minority interests decreased to an income of R$147.0 million in 2002 from a loss of R$202.3 million in 2001 primarily as a result of the increase in operating income before net financial expense and a decrease in net non-operating expense. As a percentage of net operating revenues, loss before taxes and minority interests decreased to 2.1% in 2002 from 3.3% in 2001.

Income and Social Contribution Tax benefits (expenses)

    Income and social contribution tax benefits increased to a credit of R$261.4 million in 2003 from an expense of R$916,000 in 2002. This increase was due to an increase in loss before taxes and minority interests to a loss of R$601.5 million in 2003 from an income of R$147.0 million in 2002.

    In 2002, income and social contribution tax benefits decreased to an expense of approximately R$916,000, from a credit of approximately R$87.4 million in 2001. This decrease in income and social contribution tax benefits was primarily due to a decrease in loss before taxes and minority interests to an income of R$147.0 million in 2002 from a loss of R$202.3 million in 2001.

Minority Interests

    In 2003, we allocated R$171.5 million of loss to minority shareholders relating to their participation in Brasil Telecom S.A.'s losses in 2003.

    In 2002, we allocated a loss of approximately R$2.4 million to the minority shareholders of Brasil Telecom S.A. relating to their participation in Brasil Telecom S.A.'s losses in 2002.

Net Income (Loss)

    Our net income decreased to a loss of R$168.6 million in 2003 from an income of R$148.5 million in 2002, as a result of the increase in operating loss and net non-operating expense. Net loss was 2.1% of net operating revenues in 2003. Net income was 2.1% of net operating revenues in 2002.

    In 2002, our net loss decreased to an income of R$148.5 million from a loss of R$39.3 million in 2001 as a result of the increase in our operating income before net financial expense combined with the decrease in our net non-operating expenses, employees' profit share and the reduction of the deferred tax credits accrued in 2002. Net income was 2.1% of net operating revenues in 2002. Net loss was 0.6% of net operating revenues in 2001.

Liquidity and Capital Resources

Cash Flow

    The following table sets forth certain components of our source of funds or cash flows for the years ending December 31, 2001, 2002 and 2003.

	Years ended December 31,

	2001	2002	2003

	(millions of reais)

Cash flows provided by (used in):
Operating activities	2,270.7	2,467.4	2,707.3
Investing activities	(3,170.5)	(1,852.3)	(1,636.9)
Financing activities	(653.5)	515.5	(710.0)

Increase (decrease) in cash and cash equivalents	(1,553.4)	1,130.6	360.5

    We use the net cash generated from our operations and from external financing to fund capital expenditures for our network expansion and modernization, to pay dividends, to meet our anticipated debt-service, and to invest in new businesses.

    We believe that we have sufficient sources of liquidity and capital to meet these requirements for the next few years although we cannot assure you in this regard.

Cash Flows Provided by Operating Activities

    Our primary source of funds continues to be cash generated from operations. Our cash flow from operating activities increased 9.7% to R$2,707.3 million in 2003 from R$2,467.4 million in 2002. This increase is primarily due to the 11.9% increase in net operating revenues and the resulting 27.6% increase in gross profit in 2003 compared to 2002.

Cash Flows Used in Investing Activities

    Acquisitions of property, plant and equipment continue to be our primary use of cash flow and other capital resources. Our cash flow used in investing activities decreased 11.6% to R$1,636.9 million in 2003 from R$1,852.3 million in 2002. In 2003, we invested R$1,794.0 million to expand and modernize our network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of our network and meet our network expansion and modernization goals. During the corresponding period in 2002, we invested R$2,005.9 million to expand and modernize our network.

    As part of our strategy to acquire high technology network infrastructure, we invested a total of R$356.7 million during 2003 on our acquisitions of the capital stock of GlobeNet, MetroRED and iBest. This amount is part of the total R$1,794.0 million mentioned above.

Cash Flows Provided by Financing Activities

    We realized a cash outflow from financing activities of R$710.0 million in 2003, as compared to an inflow of R$515.5 million in 2002. The change from inflow to outflow from financing activities during 2003 was primarily due to (i) R$84.6 million in new loans incurred in 2003, compared to R$1,249.9 million in new loans incurred in 2002, (ii) a R$128.7 million increase in loans repaid, for a total of R$557.4 million in loans repaid in 2003, compared to R$428.7 million in loans repaid in 2002, and (iii) an increase in interest on shareholders' equity paid by R$83.0 million to R$198.3 million in 2003, from R$281.3 million in 2002.

    Currently, we are negotiating with BNDES a new credit facility of approximately R$1.0 billion for the expansion and modernization of our network.

Increase (Decrease) in Cash and Cash Equivalents

    In 2003, our cash and cash equivalents increased by R$360.5 million to R$1,956.7 million, compared to an increase in cash and cash equivalents by R$1,130.6 million to R$1,596.2 million in 2002. The increase in our cash and cash equivalents was primarily due to the higher cash inflow from operating activities and the decrease in cash flow used for investing activities, partially offset by the outflow for financing activities in 2003.

Indebtedness

    At December 31, 2003, we had R$3,790.0 million of indebtedness, a decrease of 9.2% from R$4.176.2 million at December 31, 2002. In the twelve months of 2003, our interest expense (including accrued interest) increased by 22.1% to R$603.8 million from R$494.6 million in 2002, as a result of higher interest rates in Brazil in 2003 compared to 2002 and the following increases in indebtedness:

  On December 1, 2002, Brasil Telecom S.A. issued R$400.0 million of public non-convertible debentures guaranteed by Brasil Telecom Participações S.A. The maturity date is December 1, 2004. Interest on the debentures is equivalent to 109.0% of the CDI rate and is payable on a semi-annual basis, on June 1 and December 1 of each year, until the maturity of the debentures.

  During the year ended December 31, 2002, Brasil Telecom S.A. drew down an additional R$325.3 million from its long-term credit facilities with BNDES. Approximately R$71.5 million was drawn from a BNDES credit facility bearing interest at the variable TJLP rate plus 6.5% per annum. The TJLP rate as of December 31, 2003 was 11.0% per annum. Approximately R$253.8 million was drawn from a BNDES credit facility bearing interest at a rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis plus the average annual currency basket rate published by BNDES (Cesta de Moeda) plus 3.85% per annum. See Item 10 "Additional Information—Memorandum and Articles of Association—Material Contracts—BNDES Loan Agreements".

    At December 31, 2003, approximately 4.1%, or R$156.5 million, of our total indebtedness was denominated in U.S. dollars, compared to 5.2%, or R$215.5 million, at December 31, 2002. Of our indebtedness affected by exchange variation at December 31, 2003, approximately 66.7% was hedged against significant variations in exchange rates (R$/U.S.$). See Note 31 to our audited financial statements and "— Quantitative and Qualitative Disclosure about Market Risk" below.

    The following table sets forth the repayment schedule of our indebtedness:

At December 31, 2003

(thousands of reais)
2004	1,696,958
2005	755,434
2006	777,391
2007	520,628
2008 and after	39,591

Total Indebtedness	3,790,002

    Although our indebtedness decreased to R$3,790.0 million in 2003, and our interest expenses (including capitalized interest) increased to R$603.8 million for the twelve months of 2003, we expect to be able to repay substantially all of the principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was R$2,707.3 million in 2003, compared to R$2,467.4 million in 2002. However, there can be no assurances that net cash flow from operating activities will continue to be sufficient to cover these obligations or that we will not need additional financing in order to repay all principal and interest on our indebtedness as it comes due.

    In February of 2004, Brasil Telecom S.A. issued U.S.$200.0 million 9.375% Notes due 2014 in the international market. The notes will mature on February 18, 2014 unless extended for a period of up to eighteen months from the expected maturity date. The notes have the benefit of an irrevocable standby letter of credit, as well as an insurance policy provided by the Overseas Private Investment Corporation. The net proceeds from the notes will be used to finance our 2004 and 2005 investment program.

    On March 24, 2004 Brasil Telecom S.A. entered into a Japanese Yen 21.6 billion loan facility arranged by Sumitomo Mitsui Banking Corporation ("SMBC"), guaranteed by the Japan Bank for International Cooperation ("JBIC") and granted by a syndicate of five commercial banks (including SMBC). The loan is not secured and bears interest at a rate equal to Yen (LIBOR) plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. Brasil Telecom S.A. borrowed the entire amount available under this facility on March 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially finance our 2003 capital expenditures.

Capital Expenditures

    Our capital expenditures decreased approximately 9.3% to R$1,794.0 million in 2003, from R$2,005.9 million in 2002. Of our capital expenditures in 2003, R$1,328.2 million related to expansion and modernization of our fixed operations, R$109.2 million to mobile operations and R$356.7 million to the acquisition of the capital stock of GlobeNet, MetroRED and iBest. The capital expenditures on the expansion and modernization of our fixed telephony operations consist mainly of updating technology and upgrading capacity in relation to our transmission backbone, switching centers, data network and intelligent network. Such expenditures decreased approximately 34.2% compared with 2002 (R$1,783.6 million in 2002). This decrease was due to lower requirements for investment in equipment and networks due to better management as well as the general slowdown of the Brazilian economy, which resulted in lower equipment and network usage than projected.

    We currently expect to invest approximately R$2,000.0 million in the expansion and modernization of our network during the fiscal year 2004, which includes investments of approximately R$850.0 million in our mobile telephone network. At December 31, 2003 we had expected capital expenditure commitments amounting to approximately R$117.7 million for 2004. For the three months ended March 31, 2004, we invested approximately R$217.0 million in the expansion and modernization of our network. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures." We expect to finance our remaining expected 2004 capital expenditures with internally generated funds from operations. Net cash flow from our operating activities was approximately R$2,700.0 million, R$2,500.0 million and R$2,300.0 million in 2003, 2002 and 2001, respectively.

Research and Development

    We conduct research and development in the areas of telecommunications services, but we do not independently develop any new telecommunications technology. We have a group of professionals focused on the search of new technology, aiming at the application of this technology to the development of new services and, also, at adding value to the existing services. This work is performed in cooperation with suppliers of equipment and systems. As a result of this work, we are the first Brazilian carrier to launch services that use next generation network architecture.

    Since prior to the breakup of Telebrás, we, and each of the other former operating subsidiaries of Telebrás, have contributed to the Center, which is a research and development center formerly operated by Telebrás that develops telecommunications technology for application in Brazil. On August 3, 2001 we entered into two service agreements with the Center, one in the amount of R$7.0 million per year for a three-year period in order to maintain our access to telecommunications software developed by the Center, and the other in the amount of R$10.0 million per year for a 2-year period in order to receive technological services provided by the Center, such as equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies.

    Our aggregate expenditures on research and development, including our contribution to the Center, were approximately R$8.0 million, R$3.8 million and R$ 2.6 million in 2001, 2002 and 2003, respectively.

Trend Information

    The evolution of the communications needs of our customers has been redefining the role of telecommunications in Brazil. We believe that the mass use of computers and the internet, the evolution of wireless and data compression technology, and the deregulation of and increased competition in telecommunications services will continue to increase the demand for telecommunications services in Brazil.

    Due to these developments, the value of access and long-distance networks has decreased and the value of telecommunications applications and services has increased. As a result, telecommunications companies have been seeking to integrate vertically and expand geographically in order to obtain economies of scale and leverage revenue growth. This is expected to favor those companies with sufficient access to financing. Although we believe that our company is well positioned to take advantage of this trend, there can be no assurances that we will have access to sufficient financing in the future or on terms acceptable to us.

    As an immediate effect of the geographic expansion and vertical integration, the degree of difference between the traditional players has diminished and the boundaries between the communications companies (i.e., voice/data via fixed accesses, voice/data via mobile accesses, Internet and cable modem) have become increasingly narrow. In order to differentiate ourselves from our competitors, we have sought to bundle our products and services, brand our services and introduce value-added services.

    The deregulation and technological evolution of the telecommunications industry in Brazil has intensified the competition in the voice sector as well as in the data sector. This may have a material adverse effect on our market share, margins, results of operations and financial condition." In terms of mobile telephony, the auction of licenses for PCS in Brazil has further boosted competition.

    We believe that our main strength lies in the regional awareness of our brand name, the technologically advanced level of our network, our success in the recruitment of top quality employees and our strong internal cash flow generation.

    Our key strategies for the period between 2004-2006 are to:

  Offer complete and innovative solutions in telecommunications services;

  Seek excellent relations with our customers;

  Minimize our operational costs while expanding our network and services;

  Attract, develop and retain qualified personnel; and

  Participate in the consolidation of the Brazilian telecommunications sector.

"Off-Balance Sheet" Arrangements

    We do not have any off-balance sheet arrangements.

Trading Activities

    Our company does not engage in any material trading activities involving commodity contracts that are accounted for at fair value. The only risk management activities that we engage in is the hedging of some of our U.S. dollar and Yen denominated indebtedness. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk."

Contractual Obligations

    The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees.

	Payments due by period at December 31, 2003

Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

	(thousands of reais)
Indebtedness	1,696,958	1,532,825	534,160	26,059	3,790,002
Capital lease obligations	5,894	516	—	—	6,410
Operating leases	14,374	7,700	7,440	9,882	39,396
Unconditional purchase obligations	117,694	0	—	—	117,694
Other long-term obligations	—	70,615	70,616	70,616	211,847

Total contractual cash obligations	1,834,920	1,611,656	598,684	120,089	4,165,349

Dividends

    We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25.0% of our adjusted net income determined in accordance with Brazilian accounting principles and as adjusted in accordance with Brazilian Corporation Law including any realization of the net income reserve. We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporation Law. Law No. 10,303, dated October 31, 2001, which amended the Brazilian Corporation Law requires that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares. In 2001, 2002 and 2003 we paid dividends of approximately R$183.6 million, R$281.3 million and R$198.3 million, respectively.

Pension Plans

    We participate in a multi-employer defined benefit plan, the "Sistel Plan," that covers our inactive or retired employees who were former employees of Telebrás. Under this plan, we are contingently liable, together with the other companies that comprised the Telebrás system, for our proportionate share of unfunded obligations of the plan attributable to our participating employees as well as post-retirement health care benefits for active and inactive employees that were in this condition until January 31, 2000. Contributions to this plan may be required in case of an accumulated deficit. As of December 31, 2003 the plan was running a surplus. The retirement health benefits are covered by a defined-benefit assistance plan, maintained in conjunction with other sponsors from the former Telebrás system who provide telecommunications services. This benefit assistance plan is provided for participants who were being assisted on January 31, 2000, and for those assisted under the defined-benefit plans (PBS’s) segregated from all the other Sistel sponsors. The contributions are funded by the company and represent 1.5% of the paychecks of active participants who are associated with the PBS-TCS group (incorporated to the TCSPrev plan in December 31, 2001). The company’s responsibility for this assistance plan is exclusively limited to future contributions. In 2003, the contributions of the company to this assistance plan were R$125,000. During the year 2000, we withdrew a portion of our funds from the multi-employer plan in order to establish a separate plan for our current employees who were also former employees of Telebrás. On February 28, 2000, we founded our own private pension entity implementing a defined contribution, variable benefit plan, TCSPrev ("TCSPrev") (Brasil Telecom's Pension Fund). This plan covers employees who signed terms of membership from February 28, 2000 onwards. Approximately 74.0% of our employees are covered under TCSPrev. Under TCSPrev the sponsoring companies are no longer jointly liable. Instead, each sponsor is liable only for contributions with respect to its own employees. Joint liability among the plan sponsors continues to exist only with respect to retired employees, who will necessarily continue under the Sistel Plan, or with respect to the active employees who did not sign the term of membership to join TCSPrev. The company has another health assistance defined-benefit plan under Sistel which provides health assistance to retirees and pensioners associated with the PBT-BrT group (incorporated by TCSPrev in December 31, 2001). The contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future need to cover expenses, if any occur. See Note 22 to our Financial Statements.

    Prior to our acquisition of CRT, CRT created a pension program to provide retirement benefits to its employees (Fundação dos Empregados da Companhia Riograndense de Telecomunicações –"FCRT"). Unfortunately the FCRT was not fully funded by CRT. When we purchased CRT we assumed our proportionate share of the unfounded obligations of the FCRT attributable to those CRT employees that were assumed by our company (the FCRT covers approximately 25.0% of our current employees (approximately 1.174 employees as of December 31, 2003)).

    We estimate that, at December 31, 2003, our proportionate share of the unfunded obligations of the FCRT attributable to our participating employees was approximately R$ 3,375.0 million. In an effort to eliminate the existing deficit over a period of twenty years, as of January 2002, we have been making additional monthly contributions to the FCRT in an amount equal to 57.285% of the combined salary of members of the FCRT who are employees of our company (48.92% is used for contributions which amortize the deficit and 8.365% is used for normal contributions). Since February 2003, we have been making additional monthly contributions to the FCRT in fixed amounts to amortize the deficit, which in 2003 was approximately R$90,460.0 million. In 2003, the normal monthly contribution represented approximately 6.72% of the combined salary of the members of the FCRT.

    For the year ended December 31, 2003, the total cost of the FCRT to our company was approximately R$93,835.0 million. We have contributed approximately R$90,460.0 million to amortize the deficit, and R$3,375.0 million for normal contribution.

    As a result of our potential unfunded obligations under the FCRT, in 2003 we decreased the current portion of our provision for pensions from R$92.1 million at December 31, 2002 to approximately R$28.0 million at December 31, 2003, and increased the non-current portion of our provision for pensions from approximately R$409.7 million at December 31, 2002 to approximately R$476.4 million at December 31, 2003. See Note 22 to our Financial Statements. The TCSPrev defined-benefit plan was created on February 28, 2000 and is subscribed to by approximately 80.0% of the company’s employees. In December 31, 2001, all pension plans were incorporated under Sistel, which in turn created groups with defined contributions, liquidated-benefits (benefício-saldado) and defined-benefits. The plans that joined TCSPrev, PBS-TCS, PBT-BrT, Convênio de Administração-BrT and “Termo de Relação Contratual Atípica”, maintained the conditions established by their respective original plans. As of March 2003, this plan was no longer accepting new participants.

    This plan kept the same bases as the original plans for contributions by groups of participants, which are determined through actuarial studies prepared by independent actuaries in accordance with the rules currently effective in Brazil and complying with the capitalization regime for cost determination. Currently, participants and sponsors only contribute to the internal groups, PBS-TCS (defined-benefit) and TCSPrev (defined-contribution). In the TCSPrev group, both the participant and the sponsor contribute equally to the participant’s individual account, with the contribution varying from 3.0% to 8.0% of the participant’s salary, depending on the age of the participant. The participant may elect to make further contributions to the plan, although the sponsor is not required to match such contributions. In the PBS-TCS group, the sponsor’s contribution is equal to 12.0% of the participant’s monthly salary, whereas the participant’s contribution varies according to the age, seniority and salary of the participant. The participant also has the option of making additional payments into the plan and the size of this contribution depends on the age when the participant entered into the plan. The sponsors are responsible for all administrative costs and risks of the plan. In 2003, the contributions of the company to TCSPrev was, on average, 7.31% of the total value of the payroll of the participants who were members of the plan, totaling R$15.3 million.

    As a result of our potential obligations to the PAMEC-BrT assistance plan, in 2003 the company constituted a long term provision for R$ 1.7 million. In 2002, there was no such provision.

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

    The following are the current members of our board of directors and their respective positions.

Name (Age)	Position	Date Elected

Luis Octavio Carvalho da Motta Veiga (52)	Chairman	April 19, 2004
Veronica Valente Dantas (47)	Director	April 19, 2004
Arthur Joaquim de Carvalho (46)	Director	April 19, 2004
Fabio de Oliveira Moser (36)	Director	April 19, 2004
Lenin Florentino de Faria (43)	Director	April 19, 2004
Carlos Bernardo Torres Rodenburg (47)	Director	April 19, 2004

    Luis Octavio Carvalho da Motta Veiga, has served as a member of our Board of Directors since April 30, 2001. Mr. Motta Veiga is currently a partner with the law firm of Carvalhosa, Eizirik e Motta Veiga Advogados. Previously, Mr. Motta Veiga was president of Pretrobrás Petróleo Brasileiro S.A., Chief Executive Officer of Anglo American Corporation do Brasil Ltda., Rayner Coffee International (London) and Jornal do Brasil S.A. and director of Banco da Bahia de Investimentos and other companies of BBM Group. Mr. Motta Veiga has also been a member of the National Monetary Counsel and president of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Mr. Motta Veiga holds a degree in Law from the Federal University of Rio de Janeiro and a post graduate degree in Public Management from Institut International d’Administration Public in Paris, France.

    Verônica Valente Dantas, has served as a member of our Board of Directors since April 30, 2001. Ms. Dantas is a partner and managing director of Opportunity Asset Management Ltda. Prior to joining the Opportunity Group, Ms. Dantas was managing director of Icatu Empreendimentos e Participações Ltda., an investment company in Brazil. Ms. Dantas holds a degree in Business Administration from the Federal University of Bahia.

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

    Fabio de Oliveira Moser, has served as a member of our Board of Directors since April 2004. Mr. Moser is currently manager of the Equity Management Division – Telecommunications, Energy and Petrochemical of PREVI. Mr. Moser held several management positions at Banco de Brasil S.A. from 1982 to 1999. He also served as Chairman of the Board of Directors and as Administrative and Market Relations Officer of Fiago Participações S.A., and as a member of the board of directors of Kepler Weber S.A. Mr. Moser holds a Business Administration degree from Faculdade Cândido Mendes, an MBA in Finance from Instituto Brasileiro de Mercado de Capitais – IBMEC, and a Masters degree in Business Administration from IBMEC.

    Lênin Florentino de Faria, has served as a member of our Board of Directors since April 2003. Mr. Faria is currently manager in the Corporate Governance Management Department of PREVI. He was also manager in the Equity Management Division of PREVI from September 2001 to December 2002. He held the position of division manager in the Administrative Unit Control from September 2000 to September 2001, and he also held the position of Division Manager of Compliance in the Internal Control Unit from February to August 2000 in PREVI. Since 1980, he has held other positions in several departments of PREVI. Mr. Faria holds a Business Administration degree from CEUB – Brasilia, Brazil and an MBA in Corporate Governance from IBMEC. He has also obtained a professional qualification in Labor Economy from UNICAMP.

    Carlos Bernardo Torres Rodenburg, has served as a member of our Board of Directors since April 2003. Mr. Rodenburg is currently a Director of CVC/Opportunity Equity Partners Adm. Recursos Ltda. Previously, he held the position of Director at Opportunity Asset Management Ltda. He was also a Director of Banco Icatu and a Director of Atlantica Corretora. Mr. Rodenburg holds a Business Administration Degree from UNIFACS.

Senior Management

    Our senior management consists of a Chief Executive Officer, a Financial Executive Officer and a Human Resources Executive Officer, and a Technical Executive Officer, each elected by the board of directors for a term of three years. An executive officer may be removed from office at any time by our board of directors.

    The following are our current executive officers and their respective positions.

Name (Age)	Position	Date elected

Humberto José Rocha Braz (38)	Chief Executive Officer	August 29, 2003
Paulo Pedrão Rio Branco (51)	Financial Executive Officer	August 28, 2003
Carlos Geraldo Campos Magalhães (49)	Human Resources Executive Officer	August 28, 2003
Francisco Aurélio Sampaio Santiago (49)	Technical Executive Officer	August 28, 2003

    Humberto José Rocha Braz, has served as our Chief Executive Officer since August 2003. Mr. Braz also served as our Institutional Relations Director from 2002 until 2003. From 1979 to 2002, Mr. Braz held various management positions, including Commercial Director, at the Andrade Gutierrez construction company. Mr. Braz holds a degree in Social Communication from Faculdade de Filosofia, Ciências e Letras de Belo Horizonte and an MBA in Business Management from Fundação Instituto de Administração – FIA.

    Paulo Pedrão Rio Branco, has served as our Chief Financial Officer since April 2000. Mr. Rio Branco joined Coelba (Companhia de Eletricidade do Estado da Bahia) in 1975, working as General Coordinator of the Presidency. In 1987, he worked as Coordinator of Energy of the Bahia State Secretariat of Mines and Energy. In April 1988, he joined CHESF (Companhia Hidrelétrica do São Francisco) as advisor to the President. In June 1989, Mr. Rio Branco became Special Coordinator of Bahia State Secretariat, becoming Secretariat of Mines and Energy of the State of Bahia in January 1990. In May 1990, Mr. Rio Branco became the Chief Financial Officer of CHESF. In 1995, he became Manager of the New Business Department at Coelba. Prior to joining Brasil Telecom Participações S.A., he worked as Development Director at Iberdrola Energia do Brasil Ltda. Mr. Rio Branco holds a degree in Business Administration and Economics from Universidade Católica de Salvador and a post graduate degree in corporate finance from Fundação Getúlio Vargas.

    Carlos Geraldo Campos Magalhães, has served as our Human Resources Executive Officer since December 13, 2001. Prior to coming to the Company, Mr. Magalhães has served as a financial director for OAS Group, sub-secretary of finance of the State of Bahia, General Supervisor of LIGHT — Serviços de Eletricidade S.A., and Finance Director and President of Companhia de Eletricidade do Estado da Bahia — COELBA. Mr. Magalhães holds a degree in business from the Business Administration School of the State of Bahia and a degree in engineering from the Federal University of Bahia.

    Francisco Aurélio Sampaio Santiago, has served as our Technical Executive Officer since August 2003. Mr. Santiago has also served as Brasil Telecom S.A.‘s Network Executive Officer since October 2002. He occupied the posts of Assistant Director for the Fulfillment of Targets and Assistant Network Director from December 2000 to September 2002, and has been responsible for the Area of Operations since June 2001. He also served as Network Director of the Central Region (Brasília, Goiás and Tocantins) from May 1999 to December 1999 and of the Southern Region (Paraná, Santa Catarina and MTMR in Rio Grande do Sul) from December 1999 to December 2000. He has been in this industry for 23 years, having served as Engineering Director, Director of Human Resources and Director of the Mobile Department of Telebrasília. Mr. Santiago has a degere in electrical engineering from the University of Brasilia (UnB), and attended a postgraduate course in telecommunications at the École National Superièure de Telecomunication (ENST) in Paris, France in 1984 and a course on Tele-computing at UnB in 1987.

Solpart Shareholders' Agreement

    Under the Solpart shareholders' agreement dated July 19, 1998, among Techold, TII, Timepart, Solpart and others, which we refer to as the Solpart Agreement, Solpart has agreed to vote its shares in Brasil Telecom Participações S.A. to cause the nomination and election by Techold and TII of Brasil Telecom Participações S.A.'s and Brasil Telecom S.A.'s board of directors and senior management.

Compensation

    For the year ended December 31, 2003, the aggregate amount of compensation that Brasil Telecom Participações S.A. paid to all of its directors and executive officers was approximately R$13.1 million and the aggregate amount of bonuses paid to all of its directors and executive officers was approximately R$6.1 million.

    For the year ended December 31, 2003, the aggregate amount for pension, retirement or similar benefits for Brasil Telecom Participações S.A. directors and executive officers together with the directors and executive officers of Brasil Telecom S.A. was approximately R$240,588. We have not entered into any employment or service agreement with any of our directors or executive officers. As a result, the only benefits accruing to any of our directors or executive officers upon their termination are medical benefits and those provided under applicable Brazilian laws.

Stock Option Plan

    At Brasil Telecom Participações S.A.'s Extraordinary General Shareholders Meeting held on April 28, 2000, shareholders approved the general plan to grant stock purchase options to our officers and our employees (the "Plan"). The Plan authorizes a maximum limit of 10.0% of the shares of each class of company stock. To date, the general terms of the Plan have not been submitted to Brasil Telecom Participações S.A.'s board of directors.

    At Brasil Telecom S.A.'s Extraordinary General Shareholders Meeting held on April 28, 2000, shareholders also approved a general plan to grant stock purchase options to its officers and its employees and the employees of its subsidiaries (the "Brasil Telecom S.A. Plan"). The Brasil Telecom S.A. Plan authorizes a maximum limit of 10.0% of the shares of each class of company stock. Shares received from the exercise of options guarantee the beneficiaries the same rights granted to other Brasil Telecom S.A. shareholders. The general terms of this plan have been submitted to Brasil Telecom S.A.’s board of directors and the administration of this plan was entrusted to a management committee appointed by Brasil Telecom S.A.’s board of directors, which decided to grant only preferred stock options.

    The Brasil Telecom S.A. Plan is divided into two separate programs:

    Program (A)

    This program is granted as an extension of the performance of Brasil Telecom S.A.'s objectives established by its board of directors for a five-year period. At December 31, 2003, no stock had been granted.

    Program (B)

    The strike price of the option is established by the management committee using as reference the arithmetic average of the market price of the shares for the last 20 trading sessions prior to the date of granting the option. The price will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

    The first grant of stock options under Program B occurred on December 17, 2002 with 622,364 options issued. The second grant of options occurred on December 19, 2003 with 308,033 options. 22,298 of the options granted on December 17, 2002 lapsed during 2003.

    The right to exercise the options applies to: (a) 33.0% on the 24th month after the date the option was granted; (b) 33.0% on the 36th month after the date the option was granted; and (c) 34.0% on the 48th month after the date the option was granted. The periods of acquisition can be anticipated in view of the occurrence of events or special conditions set forth in the option contract. Options that are not exercised after seven years from the date of execution of the options agreements will expire without compensation.

    The information related with the general plan to grant stock options is summarized below:

	2003

	Preferred Shares Option (thousand)	Average exercise Price (R$)

Balance as of 12/31/2002	622,364	11.34
Granted	308,033	12.48
Expired	(22,928)	11.34
Balance as of 12/31/2003	907,469	11.73

Board Practices

    We are administered by a board of directors (Conselho de Administração) and our senior management (Diretoria), and overseen by a fiscal council (Conselho Fiscal).

Board of Directors

    The board of directors, whose functions resemble those of a U.S. board of directors, must be comprised of at least three individual shareholders resident in Brazil or non-resident, provided that the latter is represented in Brazil by an attorney-in fact. The board of directors is mandated to direct the company's business; elect, remove and establish the duties and responsibilities of the company's executive officers; inspect the activities of the executive officers and the company records and documents, including those with third parties; call general shareholders meetings as deemed appropriate or required; comment on reports of the officers and their accountants; provide prior commentary on company acts or contracts, as provided for in the by-laws; approve share issues or dividends; decide on the disposal of assets, encumbrances, guarantees and obligations assumed on behalf of third parties, unless the by-laws provide otherwise, and select and dismiss independent auditors. Financial statements, including annual balance sheet, accumulated profit and loss statement, income statement and source and application of funds statement must be prepared under the direction of the board of directors, audited and approved by shareholders.

    In addition to the duties prescribed by law, our by-laws provides that our board of directors is also responsible for, among others:

    (i) approving our annual budget, including the objectives and business strategy for the period of that budget;

    (ii) authorizing the acquisition of our issued shares whether for the purpose of cancellation or otherwise;

    (iii) approving our participation in or any sale of our participation in the capital of other companies;

    (iv) authorizing the acquisition of fixed assets whose individual value is above 1.0% of our net equity;

    (v) within the limit of our authorized capital, approving the grant of any option to purchase stock to our administrators, employees and to individuals that render services to us;

    (vi) authorizing the giving of real or personal guarantees by us in favor of third parties;

    (vii) authorizing certain benefits given to our employees or to the community in furtherance of our corporate responsibilities;

    (viii) approving loans, financing, leasing and issues of commercial papers whose individual value is above 1.0% of our net equity;

    (ix) authorizing investments in new businesses or the creation of any subsidiary;

    (x) approving the complementary social security policy of the company and the collective bargaining agreements;

    (xi) approving the internal rules of the board of directors;

    (xii) approving any proposal of the senior management relating to our organizational structure, including the competence and duties of our senior management;

    (xiii) electing and dismissing, at any moment, our senior management, including the Chief Executive Officer and assigning duties to them, in accordance with the provisions of the by-laws; and

    (xiv) dividing the global remuneration amount, set by the annual general shareholders meeting, between our Directors and Executive Officers and assigning their individual remuneration.

    Currently, our board of directors consists of six directors; all of which are elected by holders of our Common Shares. Our directors are replaced during any absence, impediment or vacancy, by their respective alternate. In the case of a vacancy in the position of an effective director, the remaining directors will appoint among them an alternate, who will take on the role until the time of the first meeting. Anyone who occupies positions in companies with which we compete, in particular, on advisory committees, board of directors or fiscal councils; or anyone who has interests which conflict with ours shall not be elected to the board of directors.

    The board of directors will meet ordinarily once every two months and holds special meetings whenever called by the Chairman or by two members of the board of directors. Voting takes place by majority of those present.

    In order to comply with the rules established for companies qualified under Level 1 of Bovespa Special Corporate Governance, when a director or executive officer is elected, his investiture is conditioned upon the execution and delivery of a Statement of Consent from the senior management (Termo de Anuência dos Administradores), by means of which he personally undertakes to comply with the Differentiated Corporate Governance Practice Rules established by Bovespa for Level 1 companies. Our directors and executive officers must also report to BOVESPA the volume and characteristics of any securities directly or indirectly held by them, including derivatives.

Fiscal Council

    Brazilian Corporation Law requires us to provide in our by-laws for the existence of a board of auditors which we refer to as our fiscal council, but does not require us to have one on a permanent basis. We have adopted by-laws which require us to have a permanent fiscal council that consists of four members and their respective alternates three of which are elected by holders of our common shares and one which is elected by holders of our preferred shares. The members of our fiscal council are elected at the annual general shareholders meeting and are not part of our board of directors. The fiscal council operates independently from our management and from our external auditors and has the following legal authorities:

    (i) to supervise the acts of our senior management and ensure that they comply with their legal and statutory duties;

    (ii) to give an opinion on the annual report of the management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;

    (iii) to give opinions on any proposal of the senior management and board of directors to be submitted to a general meeting, regarding an alteration in the capital, the issue of debentures or subscription bonuses, investment plans, capital budgets, dividend distribution, transformation, merger, consolidation or division;

    (iv) to report any error, fraud or criminal acts it may discover to the senior management and board of directors, and, if these fail to take the necessary steps to protect our interests, to a general meeting of shareholders, suggesting an appropriate course of action;

    (v) to call the annual general meeting should the senior management and board of directors delay doing so for more than one month, and an extraordinary general meeting whenever serious or urgent matters occur, including such matters on the agenda as it deems necessary;

    (vi) to examine, at least every three months, the trial balance sheet and other financial statements periodically prepared by us;

    (vii) to examine the accounts and financial statements for the fiscal year and to provide an opinion on them;

    (viii) to exercise such responsibilities during a liquidation, taking into account the special provisions which regulate liquidations.

    In order to comply with the rules established for companies qualified under the Special Corporate Governance Level 1 of BOVESPA, when one of the members of our fiscal council is elected, his investiture is conditional upon the execution and delivery of a statement of consent from our board of directors and our fiscal council (Termo de Anuência dos Administradores), by means of which he personally undertakes to comply with the differentiated corporate governance practice rules established by Bovespa for Level 1 companies. Our fiscal council members and board of directors must also report to BOVESPA the volume and characteristics of our securities directly or indirectly held by them, including derivatives.

    The following are the current members of our fiscal council:

Name	Date Elected

Luiz Otavio Nunes West	April 19, 2004
Gilberto Braga	April 19, 2004
Luiz Fernando Cavalcanti Trocoli	April 19, 2004
Egon Handel	April 19, 2004

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.brasiltelecom.com.br/ir/. The information found at this website is not incorporated by reference into this document.

Employees

    In 2003, we decreased the number of our employees by approximately 5.5%, from 5,571 employees at December 31, 2002 to 5,265 employees at December 31, 2003. All of our employees are employed on a full-time basis.

    Approximately 31.8% of our employees work in the area of operations, 25.5% of our employees work in the area of marketing and other commercial activities, 10.7% of our employees work in the area of finance, 10.6% of our employees work in the area of information technology, 10.2% of our employees work in the area of support services, 4.4% of our employees work in the area of human resources and 7.0% of our employees work in the area of senior management.

    Approximately 32.0% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers). The base date of the category is December, time in which the salary losses for the period are negotiated, with basis on the accrued INPC index from December to November of the immediately preceding year.

    The economic clauses are negotiated annually, while the social clauses are negotiated every 2 years.

    The following table sets forth the breakdown of our employees by geographic region:

	2001	2002	2003

	(%)	(%)	(%)
Offices
Distrito Federal	20.2	32.9	36.0
Rio Grande do Sul	27.0	17.9	14.2
Paraná	21.5	20.1	19.0
Santa Catarina	11.2	10.4	9.9
Goiás/Tocantins	11.0	7.9	7.1
Mato Grosso do Sul	4.6	4.3	3.9
Mato Grosso	2.5	3.9	4.1
Rondônia	1.5	2.1	2.2
Acre	0.5	0.5	0.5
São Paulo (1)	0.0	0.0	0.6
Rio de Janeiro (1)	0.0	0.0	2.1
U.S., Venezuela and Bermudas Islands (1)	0.0	0.0	0.4

Total	100.0	100.0	100.0

______________________________
(1)	In 2003, there were employees in three new locations, due mainly to the operation of the São Paulo and Rio de Janeiro offices, acquisition of iBest and GlobeNet.

Performance Bonus Plan

    We renewed the collective labor agreement with several labor unions in the context of which we would pay a bonus to the employees who reached their operational targets, according to the terms and conditions set forth in the norms of the bonus plan for performance.

    For the year ended December 31, 2003, we paid, in 2004, approximately R$30.6 million in performance bonuses to our officers, executives and employees.

    For the year ended December 31, 2002, we paid, in 2003, approximately R$38.8 million in performance bonuses to our officers, executives and employees.

Share Ownership

    According to the Brazilian Corporation Law, all members of the board of directors of a Brazilian publicly held company must also be shareholders of that company. As a result, all members of our board of directors own at least one of our shares.

    The following table indicates the amount of shares owned by each member of our board of directors and senior management.

Name of Director (1)	Number of Preferred Shares	Number of Common

Luis Octavio Carvalho da Motta Veiga	50,040	16,016
Veronica Valente Dantas	—	1
Arthur Joaquim de Carvalho	—	1
Fabio de Oliveira Moser	—	1
Lenin Florentino de Faria	1,832	17,750
Carlos Bernardo Torres Rodenburg	464	462

Name of Senior Manager(1)	Number of Preferred Shares	Number of Common

Humberto José Rocha Braz	—	—
Paulo Pedrão Rio Branco	4,674	4,672
Carlos Geraldo Campos Magalhães	—	381
Francisco Aurélio Sampaio Santiago	2,025,989	460
_________________
(1)	None of the persons indicated in the table beneficially owns more than one percent of any class of our capital stock.

ITEM 7. Major Shareholders and Related Party Transactions

Major shareholders

References to "Preferred Shares and "Common Shares" in this Annual Report are to our preferred shares and common shares, respectively. References to "American Depositary Shares" or "ADSs" are references to American Depositary Shares each representing 3,000 Preferred Shares, and references to "American Depositary Receipts" or "ADRs" are references to the American Depositary Receipts, the certificates that evidence the ADSs.

Brasil Telecom Participações S.A.'s capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2003, there were 222,670,187,883 Preferred Shares outstanding and 134,031,688,203 Common Shares outstanding. Of the two classes of Brasil Telecom Participações S.A.'s capital stock outstanding, only the Common Shares have full voting rights. Brasil Telecom Participações S.A.'s Preferred Shares have voting rights under the following limited circumstances:

  in any decision by the General Shareholders' Meeting related to any management service agreement, including any technical assistance agreement, to be entered into by our company with any foreign entity affiliated to any of Techold, TII or Timepart; and

  in any decision by the General Shareholders' Meeting, related to any matter, if our company shall have omitted to pay preferred dividends for three or more consecutive years.

The following table sets forth information concerning the ownership of Brasil Telecom Participações S.A.'s Preferred Shares and Common Shares (i) by Solpart and (ii) by Brasil Telecom Participações S.A.'s directors and senior management as a group, at April 30, 2003. We are not aware of any other shareholder of record owning more than 5.0% of Brasil Telecom Participações S.A.'s Common Shares.

Name of Owner	Number of Preferred Shares Owned	% of Outstanding Preferred Shares	Number of Common Shares Owned	% of Outstanding Common Shares
Solpart	161,687,175	0.07	71,830,503,826	53.59
All directors and executives officers as a group	2,082,999	0.00	39,744	0.00

At December 31, 2003 Brasil Telecom Participações S.A.'s Preferred Shares were held by approximately 1,563,976 registered holders, of whom approximately 1,563,760 registered holders were located in Brazil. At December 31, 2003, Brasil Telecom Participações S.A.'s Common Shares were held by approximately 1,838,187 registered holders, of whom approximately 1,838,053 registered holders were located in Brazil.

At December 31, 2003, Solpart owned approximately 53.6% of Brasil Telecom Participações S.A.'s common stock. Accordingly, Solpart has the ability to control the election of the board of directors of Brasil Telecom Participações S.A. At December 31, 2003, to the best of our knowledge, Techold, TII and Timepart owned approximately 47.5%, 31.6% and 20.9%, respectively, of the capital stock of Solpart and 19.0%, 19.0% and 62.0% of the voting capital of Solpart. On April 26, 2004, Solpart reduced its own capital stock by distributing 3,474,342,842 of Brasil Telecom Participações S.A.'s common shares and 3,491,253,373 of Brasil Telecom Participações S.A.'s preferred shares to its shareholders. As a result, Solpart reduced its interest in Brasil Telecom Participações S.A. and Timepart, Techold and TII also became direct minority shareholders.

The following is a brief description of our controlling shareholders:

  We are ultimately indirectly controlled by Cvc/Opportunity Equity Partners Ltd. and Opportunity Asset Management Inc. respectively as general partner and manager of CVC/Opportunity Equity Partners L.P. and Opportunity Fund.

  CVC/Opportunity Equity Partners L.P., Investidores Institucionais FIA, PRIV FIA and Opportunity Fund hold 42.10%, 45.45%, 2.39% and 9.75% respectively of the voting capital of Opportunity Zain S.A., which in turn is the controlling shareholder of Invitel S.A.

  Invitel is the holding company of Techold Participações S.A., which together with Timepart hold 47.5% and 20.9% respectively of the voting capital of Solpart.

  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.

    Telecom Holding S.A. is, to the best of our knowledge, controlled by Woog Family LP.

    Privtel Investimentos S.A. is owned by Eduardo Cintra Santos, who serves on Brasil Telecom S.A.'s board of directors.

    Teleunion S.A. is owned by the estate of Luiz Raymundo Tourinho Dantas..

  Solpart is the controlling shareholder of Brasil Telecom Participações S.A.

For a description of Solpart's Shareholders Agreement, see "–Major Shareholders–Shareholders' agreement."

The following chart sets forth our controlling shareholders as of April 26, 2004.

Shareholders' Agreement

    Solpart, Brasil Telecom Participações S.A.´s controlling entity has a shareholders' agreement. On July 19, 1998, Timepart, Techold, TII, Solpart and others, entered into an Amendment and Restated Shareholders Agreement of Solpart, to set forth their respective rights and obligations with respect to their interest in Solpart and in its then controlled companies and provides, among other things, for the following:

  the rules for the nomination of the majority of our directors and executive officers;

  a right of first offer, rights of first refusal and tag-along rights for TII; and

  rights of first refusal for Techold with respect to the sale of TII's shares in Solpart.

    Under the Solpart Shareholders' Agreement, upon the fulfillment of certain conditions, Techold and TII may be entitled to nominate and elect members of our Board of Directors and of our Senior Management. In addition, under the Solpart Shareholders' Agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another company,

    require (i) the prior approval of an absolute majority of the voting capital of Solpart and (ii) the affirmative vote of TII in the matters defined therein as Supermajority Matters. However, according to the August 27, 2002 amendment to the shareholder's agreement, certain provisions were amended, TII's approval rights were suspended subject to subsequent restoration upon the fulfillment of certain conditions and a certain number of common shares in Solpart were sold by TII to Techold and Timepart subject to “call” and “put” rights. There are disputes pending regarding TII´s effort to restore these approval rights and exercise its call rights. See Item 3 "Key Information–Risk factors–Risks relating to our company – Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders" and "–Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations."

    On September 16, 2003, Solpart Participações S.A., Opportunity Logica II FIA, OPP I FIA, Opportunity I FIA, Opportunity Fund and CVC/Opportunity Equity Partners LP entered into a shareholders agreement called "Acordo de Voto da Brasil Telecom Participações S.A." (hereinafter referred to as the "Voting Agreement"). The Voting Agreement establishes that the above mentioned shareholders shall vote as a block, in order to reinforce the exercise of the control Brasil Telecom Participações S.A. by its current controlling shareholders.

     On October 30, 1998, Opportunity Zain S.A., Opportunity Fund, CVC/Opportunity Equity Partners FIA, PRIV FIA, Tele FIA, Fundação Petrobras de Seguridade Social, Fundação Sistel de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Embratel de Seguridade Social entered into the Shareholders´ Agreement of Invitel (hereinafter referred to as the “Invitel Shareholders´ Agreement”). The Invitel Shareholders´ Agreement provides for rules regarding (i) appointment of Officers and Directors on the level of Invitel, Techold, Solpart and Brasil Telecom Participações S.A.; (ii) the exercise of voting rights by the Parties and the board members appointed by Invitel; and (iii) the right of first refusal on the transfer of shares issued by Invitel.

Related Party Transactions

    None of the members of our board of directors or senior management, or any close member of their respective families, has or has had, since the period beginning January 1, 2001, any direct interest in any transaction effected with our company which is or was unusual in its nature or conditions, or significant to our business.

    As of December 31, 2003, no outstanding loans or guarantees have been made to the members of our board of directors, senior management, or any close member of their respective families.

Transactions with Brasil Telecom S.A.

    From time to time, our subsidiary, Brasil Telecom S.A., provides us with certain logistic and other administrative services on an arm's length basis. For the year 2003, we received approximately R$2.3 million of services from Brasil Telecom S.A. At December 31, 2003, Brasil Telecom S.A. owed us approximately R$157,000.

    On May 22, 1998, Brasil Telecom Participações S.A. entered into a loan agreement with Brasil Telecom S.A., under which it agreed to loan a total of approximately R$50.6 million, with a variable interest rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis + 1.75% per annum, payable at the end of each semester. The loan matures on July 1, 2014. As of December 31, 2003, Brasil Telecom Participações S.A. is owed approximately R$89.6 million in principal and accrued interest on this loan. See Note 26 to our consolidated audited Financial Statements.

    On September 29, 2000, Brasil Telecom Participações S.A. granted approximately R$87.0 million to Brasil Telecom S.A. in advance of the issuance of certain debentures. During the year ended 2001, Brasil Telecom S.A. issued, and Brasil Telecom Participações S.A. purchased in a private placement, approximately R$1.3 billion in debentures, with a variable interest rate equal to the CDI rate. The debentures are payable in three installments on July 27, 2004 (30.0%), July 27, 2005 (30.0%) and July 27, 2006 (40.0%), respectively. As of December 31, 2003, Brasil Telecom S.A. owed Brasil Telecom Participações S.A. approximately R$1.4 billion in principal and accrued interest on these debentures.

    At December 31, 2003 Brasil Telecom S.A. owes Brasil Telecom Participações S.A. a total of approximately R$1.4 billion from all loans and debentures. For the year ended December 31, 2003 Brasil Telecom S.A. paid Brasil Telecom Participações S.A. a total of approximately R$285.8 million in interest from such loans and debentures. See Note 26 to our Audited Financial Statements.

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

Administrative Claim Before Anatel

    Embratel has filed an administrative claim against our company before Anatel challenging the legality of an association entered into by our company and other regional fixed-line companies for the rendering of 800 national services. Embratel alleges that such an association violates applicable telecommunications legislation. We are currently awaiting Anatel's decision in this matter. Should Anatel rule against the association, this may have a material adverse effect on our operations, since we consider 800 services as strategic to our business development.

Antitrust Proceedings

    Embratel and other companies filed administrative complaints before Anatel, the Secretariat of Economic Law of the Ministry of Justice and CADE charging us with carrying out cartel-like practices with Telemar and Telefônica. We were only allowed to start operating outside of our concession area after January 19, 2004, following Anatel's certification that we anticipated our 2003 universalization targets. We believe these antitrust complaints are groundless and baseless.

Labor Legal Proceedings

    At December 31, 2003, contingent liabilities for labor legal proceedings in which the risk of loss was considered "probable" amounted to approximately R$424.0 million. At December 31, 2003, contingent liabilities for labor legal proceedings in which the risk of loss was considered "possible" amounted to approximately R$625.1 million. As of December 31, 2003, we were involved in approximately 18,578 labor legal proceedings, 6,897 of which were brought against CRT. The estimated total amount involved in these proceedings is approximately R$1,177.0 million.

    In 2003, there was an increase in labor contingent liabilities in the amount of R$107.7 million. This increase was mainly due to monetary adjustments, in the order of R$42.4 million and re-evaluation of the legal proceedings, specially in the Rio Grande do Sul branch (former CRT), particularly relating to risk premium and wage adjustments arising from collective agreement, totaling R$71.0 million.

  performance bonus plan;

  employee promotions;

  dangerous work conditions;

  overtime;

  subsidiary liability;

  productivity;

  recognition of employment relationship;

  reinstatement; and

  voluntary severance plans.

    As the successor of Telepar, we were the defendant in a civil public action brought by the Attorney General for Labor Matters of Curitiba (Ministério Público do Trabalho – Curitiba) based on our dismissal of a large number of employees aged 40 years or over (with an average of more than 20 years' of seniority) under our restructuring program. During 2001, a preliminary judgment was entered in this matter ordering the reinstatement of the dismissed employees and dismissing all claims for indemnification. We have appealed this judgment and the judicial order was revoked. The civil public action was dismissed and the Attorney General for Labor Matters of Curitiba filed an appeal with the Tribunal Regional do Trabalho ("Regional Labor Court"). The appeal court ordered the rehiring of the dismissed employees. Both parties filed a review appeal to the Tribunal Superior do Trabalho ("Superior Labor Court") and are still awaiting a decision of this matter. Considering that the rehiring of such employees, as opposed to their reinstatement, will have effects only as of effective rehiring, we do not expect any costs related to this action.

    Brasil Telecom S.A. is the defendant in a labor claim filed by 1,478 employees, in 1984, requesting the payment of salary differences due to the failure in complying with the "Company Internal Rules," which established different criteria depending on an employee's seniority. In 1988, a judgment was entered in this matter ordering the payment of such differences. Since the judgment, the parties have been discussing the values involved in the action. In order to settle the values involved, a specific appeal was filed to the Regional Labor Court which ordered the exclusion of the employees who were hired after October 1976 (which represent 600 claimants). The Regional Labor Court ruled that only 814 employees are entitled to the claim, excluding 624 other claimants. The court’s appointed expert found that our exposure was equal to R$144 million, and the company is challenging this calculation. Subsequently, the parties agreed to settle the matter individually, and as of June 2004 we had settled with 565 employees for approximately R$50 million. We estimate that we may still incur approximately R$15 million in liability as not all employees are interested in amicable settlements.

    Brasil Telecom S.A. is the defendant in a labor claim filed by the Labor Union of Santa Catarina (SINTEL), in 1997, as the legal substitute of all employees, requesting the payment of differences due to the profit sharing paid by Telesc in 1996, considering a difference of criteria regarding the procedures adopted to calculate the values paid. The Labor Judge ordered the payment of such differences. However, we filed an appeal to the Regional Labor Court, which dismissed the labor claim. SINTEL filed a recurso de revista ("review appeal") to the Superior Labor Court and the decision issued by the Regional Labor Court was confirmed. In December 2003, the Labor Union’s motion was denied, and the case was remanded to the lower court for dismissal.

    In 1984, 1,480 employees filed a labor claim requesting the payment of differences due to the profit sharing bonus. The Labor Judge dismissed the labor claim in 1985. An appeal filed to the Regional Labor Court modified the decision, ordering the payment of the profit sharing. Telesc filed a review appeal (recurso de revista) to the Superior Labor Court and also to the Supremo Tribunal Federal ("Superior Federal Court"), but the decision was confirmed. In 1990, an agreement was settled with the employees in order to pay the profit sharing. In 1995, a Governmental Resolution N. 10 was issued and as a result, Telesc did not pay the profit sharing as agreed but instead began to pay as established in the Resolution. In 1997, SINTEL and part of the employees requested the reopening of the labor claim to execute the differences of the profit sharing payments. The Labor Judge did not accept the request. However, the Regional Labor Court admitted the employees' request. In 1998, Telesc filed a review appeal, which was not accepted by the Superior Labor Court. In 2003, Telesc filed a recurso extraordinário ("extraordinary appeal") to the Superior Federal Court, which was not accepted. Telesc filed an agravo de instrumento ("interlocutory appeal") before the Brazilian Supreme Court in April 2003, which was not accepted. The labor claim was returned to the lower Labor Judge for the executory phase. We estimate that we would incur a cost of approximately R$20.6 million, based on our evaluation that 703 employees are eligible for indemnification. Based on a court decision dated June 15, 2004, we understand that the executory phase will determine that 1,098 employees must be indemnified, which would increase the company's exposure. The company is currently in negotiations to settle the entire case.

Legal Tax Proceedings

Application of ICMS on Cellular Activation and Other Fees

    In June 1998, the governments of certain Brazilian States approved an Agreement (Convênio No. 69/98) to interpret existing Brazilian tax law to broaden the application of the ICMS effective July 1, 1998, to certain services, including cellular activation and installation services, to which the ICMS had not previously been applied.

    The administrative tax authorities in the Federal District and in the States of Santa Catarina, Tocantins, Acre and Rio Grande do Sul have assessed our company on this issue regarding the period of five years preceding June 30, 1998. However, our company obtained favorable judicial decisions confirming that ICMS cannot be applied retroactively to services rendered during the period prior to the Convênio No. 69/98 (June 30, 1998).

    We believe that any such attempt by these States governments to extend the scope of the ICMS to apply it retroactively to services that are supplementary to basic telecommunications services is illegal and unconstitutional because:

    (a) Their interpretation would subject certain services which are not telecommunications services to taxation; and

    (b) Taxes may not be applied retroactively.

    Additionally, the statute of limitation for the ICMS tax is of five years, which means that the State governments can only charge taxes within a five-year-period starting from the tax triggering event. Because of that, the tax authorities could not charge the company for the services rendered during the five years preceding June 30, 1998, since the term of the statute of limitation has expired.

    Recently, the STJ decided in the Special Appeal No. 402.047-MG that no ICMS should be levied on the cellular installation and activation services established in Convênio No. 69/98. However, we have knowledge of other judicial decision unfavorable to the taxpayer. Even though, the STJ has not granted a final and uniform decision on this issue, we estimate a probable possibility of a favorable decision to the taxpayer, which means a low likelihood of disbursement in our proceedings. With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the States of our region to avoid such collections. As of December 2003, we deposited in court approximately R$166.0 million in order to guarantee the judicial discussion without the application of interest and fees. In case the legality of Convênio No. 69/98 is confirmed by Superior Courts, the deposited amount will be converted into revenue to the state treasury department without new disbursements by the company. However, if Superior Courts consolidate the opinion that the terms of Convênio No. 69/98 are illegal, the deposited amount will be returned to us.

Services Tax Applying on Complementary Telecommunications services

    Several municipal governments assessed our company in order to collect the Services Tax ("ISS") on the complementary telecommunications services. These assessments constitute a relevant contingency for our company. The company understands that these complementary telecommunications services, which are considered accessory services in the telecommunications services, are subject to ICMS instead of the ISS. Consequently, our company is not paying the ISS on these services. Our company's legal counsel estimates as reasonable the likelihood of disbursement considering the absence of judicial precedent in superior judicial courts. The amount of this tax contingency that corresponds to a possible contingency is approximately R$236.1 million. This amount is not provisioned in our company's balance sheet.

State Value-Added Tax Credits

    Several States Treasury Department assessed our company in order to discuss the use of the ICMS tax credits. Our company presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to the company. According to the State tax authorities, the procedure adopted by our company for registering the ICMS credits is not in accordance with the law. On the other hand, our company's legal counsel understands that the likelihood of disbursement is low in the judicial level since ICMS tax credits are guaranteed by the Brazilian Constitution. The amount involved in the discussion that corresponds to a possible contingency is approximately R$70.7 million. This amount is not provisioned in our company's balance sheet.

State Value-Added Tax Applying on International Telecommunications services

    Several States Treasury Departments assessed our company in order to collect the ICMS tax on international telephone calls. The tax authorities understand that international telephone calls are services rendered in Brazil and subject to ICMS tax since the request and the payment for the services are executed in Brazil. Our company presented administrative defenses against the assessments. The amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$83.3 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the ICMS tax is not applicable to the international telephone call services and estimates the likelihood of disbursement as low.

Social Security Contribution Applying on Several Issues

    The National Welfare Agency filed administrative and judicial proceedings against our company in order to collect the Social Welfare Contribution ("INSS"), which is levied on payments of salaries, on several types of payments made to our company's employees. Our company presented defenses against all these proceedings. The amount involved in those proceedings that corresponds to a possible contingency is approximately R$329.4 million not provisioned in the company's balance sheet. Our company's legal counsel understands that the possibility of success is reasonable in the judicial level, which means the likelihood of disbursement as low.

State Value-Added Tax Applying on Sale of Pre-paid Telephone Cards

    The State Treasury Department of the States of Mato Grosso and Tocantins assessed our company to collect the ICMS on sale of pre-paid telephone cards used in public telephones. Our company presented administrative defenses against all these assessments. The amount involved in the administrative proceedings that correspond to a possible contingency is approximately R$24.9 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the possibility of success is reasonable in the judicial level, which means the likelihood of disbursement as low.

Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunications services

    The civil class action was filed by a federal prosecutor and ANDEC ("Associação Nacional de Defesa dos Consumidores de Cartão de Crédito") in order to suspend the transfer of the cost of the PIS/COFINS to the users of the telecommunications services. Our company presented defenses against the assessments. The amount involved in these judicial proceedings that correspond to a possible contingency is approximately R$207.1 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the possibility of success is reasonable in the judicial level, which means the likelihood of disbursement as low.

REFIS

    The REFIS (the "REFIS") is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes managed by the Federal Revenue Service and the National Welfare Agency ("INSS").

    On November 16, 2000, the company filed the request to include in the REFIS program its debts related to the taxes managed by the INSS. As of December 2003, the total amount of the debt included in the REFIS is approximately R$76.0 million. In the calculation of the total amount included in the REFIS, (allowed by law) the company used both (i) a 40% of reduction of the penalty fee applied issued in the assessments and (ii) its own and third parties net operating losses, to offset with the tax debts included in the REFIS.

PAES

    The PAES is a program created by the Federal government in order to provide the opportunity to taxpayers to pay their debts (related to taxes managed by the INSS) in 120 installments. In 2003, the company filed the request to pay in installments R$43.9 million of federal tax debts, and as of December 2003, there are 116 outstanding installments.

Civil Legal Proceedings

    At December 31, 2003, we had provisions of approximately R$208.1 million of contingent liabilities for civil lawsuits classified as "probable" risks. The increase in "probable" contingent liabilities was primarily due to an increase of R$157.0 million in the civil lawsuits proposed against CRT, as a result of the Rio Grande do Sul courts' understandings that CRT has misapplied certain rules provided by the Communications Ministry. At December 31, 2003, contingent liabilities for civil lawsuits classified as "possible" risks amounted to approximately R$740.5 million. The increase in "possible" contingent liabilities was primarily due to an increase of R$398.8 million in the lawsuits arising from the capitalization process, where a higher number of shares and amount of dividends is requested.

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

    As the successor of CRT, Brasil Telecom S.A. is the defendant in a Civil Public Action brought by the Federal Attorney General (Ministério Público) for Rio Grande do Sul against CRT claiming indemnification of amounts paid by customers as a result of allegedly abusive commercial practices in connection with 0900/900 telephone services. An adverse judgment has been issued against us in this action. Although the court did not award any damages in this action, it enjoined us from offering 0900/900 telephone services and from disconnecting service to customers for the non-payment of any 0900/900 services incurred prior to the date of the judgment. Both parties have filed appeals against the decision at first instance and the appeals have not yet been decided. Customers seeking to recover damages in this matter will have to bring their own separate actions. Our ultimate liability will depend on how many of Brasil Telecom S.A.’s customers initiate and succeed in any such proceedings.

    Splice do Brasil – Telecomunicações e Eletrodomésticos Ltda. has filed a lawsuit against Brasil Telecom S.A. to collect amounts owed under equipment supply agreements. The court's decision was favorable to the plaintiff and the lawsuit is currently in the execution phase. The expert has already presented its appraisal report, which sets the amount of the claim at R$25,472,276.87. The ratification of the appraisal by the court is still pending. We have already provisioned for this probable contingency in our balance-sheet.

    Brasil Telecom Participações S.A. is the defendant in a lawsuit brought by Tele Centro Oeste Celular Participações S.A. ("TCO") in May 1999. TCO claims that certain debts owed to TCO by third parties were wrongly allocated to Brasil Telecom Participações S.A. in connection with the breakup of Telebrás. TCO sought a declaration that these debts, which are owed by Telebrasília Celular S.A. and Telegoiás Celular S.A. and which amount to approximately R$142.5 million, are owed to TCO and not to Brasil Telecom Participações S.A. In October 1999, we filed suit against Telebrasília Celular S.A. and Telegoiás Celular S.A. to collect unpaid and overdue amounts under these debts. In early 2002, the court ruled that (i) the debts are owed to Brasil Telecom Participações S.A. and not to TCO, (ii) Telebrasília Celular S.A. and Telegoiás Celular S.A. must repay the debts to Brasil Telecom Participações S.A., and (iii) the debts will be adjusted according to the exchange rate only up until the date that the breakup of Telebrás took place, and thereafter shall only be adjusted according to the rate of inflation (IGP-DI). Each of the parties appealed this ruling on different grounds. The judgment on appeal decided (i) to overturn the decision at first instance in the lawsuit brought by TCO against Brasil Telecom Participações S.A. and dismiss the action without judgment on the merits because of TCO's lack of standing to bring action and (ii) to overturn in part the decision at first instance in the suits brought by Brasil Telecom Participações S.A. against Telebrasília Celular S.A. and Telegoiás Celular S.A. determining that the debts will be adjusted according to the exchange rate, as established in the agreements.

Actions by us against TII and certain shareholders

We have instituted lawsuits to recover damages suffered as a result of actions taken by TII and the board members nominated by TII to our board of directors. These actions include acts and/or omissions of these persons and a number of Brazilian pension funds related, among other things, to the negotiation process for the acquisition of CRT and certain other acquisition, concession and financing opportunities which we assert were improperly interfered with by TII due to its interests in our competitors or potential competitors. We also understand that there are legal proceedings pending relating to efforts by TII to resume a controlling position in our company. See Item 3 “Key Information – Risk Factors – Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders.” In addition, we have suffered damages from the diversion of management attention and other turbulence caused as a result of past actions of TII, its affiliates and its agents and are continuing to suffer similar damages from the uncertainty caused to our business by these efforts to retake control. The recovery of such damages will be subject to further lawsuits.

Dividend Policy

    Pursuant to our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend, and subsequently distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its board of directors and fiscal council report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the board of directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. Our Preferred Shares are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "—Priority and Amount of Preferred Dividends."

    Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders meeting.

    At each annual shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, we are required to maintain a statutory reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount of such reserve equals 20.0% of our paid-up share capital (the "Statutory Reserve"). This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

    The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined below) exceeds the sum of (i) the statutory reserve (Reserva Legal), (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of minimum dividends on our Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

    For the purposes of the Brazilian Corporation Law, and in accordance with our by-laws, "Adjusted Net Income" is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Reserva Legal; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

    The amounts available for distribution are determined on the basis of our financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as our Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

    In order to allow the payment of dividends after the breakup of Telebrás, the shareholders of Telebrás approved the allocation and transfer of a proportional part of the retained earnings and reserves of Telebrás to our company as retained earnings. These earnings and reserves (which amount to approximately R$1,300 million) are available to be used by our company for payment of future dividends, if so approved by our shareholders, although we are not legally obligated to do so.

Priority and Amount of Preferred Dividends

    Our by-laws provide for a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by the total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by our total number of our shares. As a result of such provision, holders of Preferred Shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

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

Payment of Dividends

    We are required by Brazilian law (Law 6,404, article 132) and our by-laws to hold an annual shareholders' meeting within four months after the end of each fiscal year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our executive officers and our board of directors. The payment of annual dividends is based on our financial statements prepared for each fiscal year ended December 31 in accordance with Brazilian Corporation Law. Under Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend distribution is declared to shareholders of record, unless a shareholders' meeting resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend distribution was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which our company has no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders of newly issued shares on a pro rata basis according to the date when the subscription price for such newly issued shares was paid to us.

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

    Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Banco Itaú S.A. will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See Item 10 "Additional Information—Taxation—Brazilian Tax Considerations."

ITEM 9. The Offer and Listing

Offer and Listing Details

    Our Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading Volume

	High	Low

			(millions of shares)
Year-end 1999	30.89	7.21	312.1
Year-end 2000	33.24	15.90	812.8
Year-end 2001	24.84	10.30	861.1
Year-end 2002	19.57	12.73	736.4
Year-end 2003	23.85	15.40	587.5
_____________________________________
Source: São Paulo Stock Exchange

    The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading Volume

	High	Low

			(millions of shares)
First quarter 2002	19.57	15.38	739.8
Second quarter 2002	18.34	13.01	622.5
Third quarter 2002	17.65	12.73	842.6
Fourth quarter 2002	19.33	15.82	737.6
First quarter 2003	19.60	15.40	633.1
Second quarter 2003	23.05	19.10	584.2
Third quarter 2003	23.85	18.40	554.0
Fourth quarter 2003	23.35	20.58	581.3
First quarter 2004	26.30	19.82	741.4

Source: São Paulo Stock Exchange

    The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading Volume

	High	Low

			(millions of shares)
December 2003	23.20	22.10	605.8
January 2004	26.30	21.61	970.3
February 2004	24.45	21.60	691.6
March 2004	22.45	19.82	570.6
April 2004	21.04	18.10	463.9
May 2004	17.96	16.06	730.5

Source: São Paulo Stock Exchange

    Our ADSs, each representing 5,000 Preferred Shares, commenced trading on the New York Stock Exchange on November 16, 1998. The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal U.S. dollars per ADS		Average Daily Trading Volume

	High	Low

			(millions of shares)
November 16 – December 31, 2001	41.80	34.72	129,336.
Year-end 2002	44.90	21.70	163,878.
Year-end 2003	41.05	22.67	176,564.

    Source: New York Stock Exchange

    The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal U.S. dollars per ADS		Average Daily Trading Volume

	High	Low

			(millions of shares)
First quarter 2002	44.90	33.41	111,721.7
Second quarter 2002	42.40	24.40	145,606.3
Third quarter 2002	30.40	21.70	209,843.8
Fourth quarter 2002	28.55	22.25	185,081.3
First quarter 2003	30.72	22.67	175,726.2
Second quarter 2003	39.80	29.22	180,284.1
Third quarter 2003	41.05	29.85	192,790.6
Fourth quarter 2003	41.05	34.88	157,476.6
First quarter 2004	45.53	34.13	277,424.2

Source: New York Stock Exchange

    The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal U.S. dollars per ADS		Average Daily Trading Volume

	High	Low

			(millions of shares)
December 2003	39.50	36.38	153,340.9
January 2004	45.53	38.29	377,920.0
February 2004	41.86	37.21	250,510.5
March 2004	39.01	34.13	212,269.6
April 2004	36.61	31.00	193,185.7
May 2004	30.99	25.70	284,775.0

Source: New York Stock Exchange

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

Markets

    Our Preferred Shares are traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange) under the symbol "BRTP4." At December 31, 2003, we had approximately 1,855,500 shareholders.

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

    Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares or delivery of shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custodia S.A. — CBLC.

    In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10.0% in relation to the index registered in the previous trading session.

    At December 31, 2003, the aggregate market capitalization of all of the companies listed on the São Paulo Stock Exchange was approximately R$677.0 billion. Although all the outstanding shares of an exchange-listed company may trade on a São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

    The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2003, the daily trading volume on the São Paulo Stock Exchange averaged approximately R$818.3 million. In 2003, the ten most actively traded issues represented approximately 53.5% of the total trading in the cash market (standard lot) on the São Paulo Stock Exchange.

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

The Special Corporate Governance Levels of the São Paulo Stock Exchange

    On December 11, 2000, the São Paulo Stock Exchange or, BOVESPA, launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the "Novo Mercado" of BOVESPA.

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

    On March 27, 2002, our board of directors approved our adhesion to the Special Corporate Governance Level 1 of BOVESPA. Our shares joined the Special Corporate Governance Level 1 of BOVESPA on May 9, 2002.

    In order to join the Special Corporate Governance Level 1, we agreed to undertake the following corporate governance practices:

1)	the maintenance of a free-float of at least 25.0% of our capital stock;

2)	holding of public offerings for share placements through mechanisms that favor capital dispersion to a broader spectrum of shareholders;

3)	disclosing improved quarterly information, including consolidated figures and special audit revisions on a quarterly basis;

4)	complying with the enhanced disclosure rules of the exchange for transactions involving assets, including transactions with our controlling shareholders and our management;

5)	disclosing shareholder agreements and stock option programs; and

6)	the publication of an annual calendar of corporate events.

Regulation of Brazilian Securities Markets

    The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law 6,385 as amended (the "Brazilian Securities Law") and the Brazilian Corporation Law.

    Under the Brazilian Corporation Law, a company is either publicly-held, a companhia aberta, such as our company (whose shares are publicly traded on the São Paulo Brazilian stock exchanges) or privately-held, a companhia fechada. All publicly-held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly-held company, its securities may be traded on the São Paulo Stock Exchange.

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

ITEM 10.    Additional Information

Memorandum and Articles of Association

    The summary of the material provisions concerning our Preferred Shares and Common Shares, our by-laws, and Brazilian Corporation Law contained in Item 10 "Additional Information—Memorandum and Articles of Association" under Amendment No. 1 to our Registration Statement on Form 20-F (File No. 1-15256), filed with the U.S. Securities and Exchange Commission on October 31, 2001, as amended (the "Registration Statement") is incorporated herein by reference. Such description contained in the Registration Statement is qualified to the extent applicable by this section, as well as by reference to our by-laws, which have been filed (together with an English translation) as an exhibit to this Annual Report, and to Brazilian Corporation Law. A copy of our by-laws (together with an English translation) is available for inspection at the principal office of the Depositary.

    Our Capital Stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2003, there were 222,670,187,883 Preferred Shares outstanding and 134,031,688,203 Common Shares outstanding.

Changes to the Brazilian Corporation Law

    On October 31, 2001, Law No. 10,303 amended the Brazilian Corporation Law, establishing, among other provisions, the following applicable to companies such as ours:

  disputes among our shareholders will be subject to arbitration if provided for in our by-laws;
  a tender offer at a purchase price equal to fair value for all outstanding shares will be required upon a de-listing or a substantial reduction in liquidity of our shares as a result of purchases by any controlling shareholder;
  noncontrolling shareholders representing at least 15.0% of our Common Shares will have the right to elect one member of our board of directors by separate vote;
  non-voting noncontrolling shareholders representing at least 10.0% of our outstanding capital stock will have the right to elect one member of our board of directors by separate vote;
  any sale of control will require the purchaser to offer to purchase the minority shareholders' common shares at a purchase price at least equal to 80.0% of the price per share paid to a controlling shareholder;
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

Material Contracts

    The following summaries are not intended to be complete and reference is made to the agreements themselves, which are included as exhibits to this Form 20-F or other filings with the SEC as indicated below.

Our Concessions for Local Fixed-Line Switched Telecommunications services

    As successor in interest to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, we have assumed their public regime concessions to provide fixed-line local switched telecommunications services, for calls originating in the following geographic areas: Paraná, Santa Catarina, Distrito Federal, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre and Rio Grande do Sul.

    Switched fixed-line local telecommunications services are services that, through the transmission of voice and other signals, allow for communications between fixed predetermined points within a local calling area.

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

Our Concessions for Intraregional Fixed-Line Switched National Long-distance Telecommunications services

    As successor in interest to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, we have assumed their public regime concessions to provide fixed-line switched telecommunications services for calls originating in the following geographic areas: Paraná, Santa Catarina, Distrito Federal, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre and Rio Grande do Sul.

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

BNDES Loan Agreements

    Brasil Telecom S.A. has entered into loan agreements with the BNDES. BNDES is our principal creditor. At December 31, 2003, Brasil Telecom S.A. had outstanding loans to BNDES in the aggregate principal amount of approximately R$1.98 billion. The interest payable by our company on such Real-denominated debt is based either on the TJLP rate + 3.85% per annum or on a rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis + the average annual currency basket rate published by BNDES (Cesta de Moeda) + 3.85% per annum. The TJLP rate in Brazil as of December 31, 2003 was 11.0% per annum. The currency basket devalued 15.7% against Brazilian Real throughout 2003.

    The proceeds from the BNDES loans were used to finance the expansion and modernization of our network from June 1998 to December 2003, in order to meet the service requirements under our concessions.

Indenture

    Brasil Telecom S.A. issued U.S.$200.0 million 9.375% Notes due 2014 under an indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent. Pursuant to the indenture, the notes will be payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture. The notes will bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes will be paid semiannually in arrears on February 17 and August 17 of each year, commencing on August 17, 2004, to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest for the first interest period will accrue from February 17, 2004. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The indenture describes covenants with which we must comply, including:

  compliance with all applicable laws;
  maintenance our properties and corporate existence;
  observations of certain interest coverage and leverage ratios;
  restrictions with respect to certain mergers, consolidations or similar transactions;
  restrictions with respect to creation of certain liens on our assets; and
  restrictions with respect to certain sale and lease-back transactions.

    These covenants are subject to a number of important qualifications and exceptions as described in the indenture.

    The indenture will contain certain events of default, consisting of, among others, the following:

  failure to pay principal when due;
  failure to pay interest and other amounts (i) within 30 calendar days of the due date therefor in the case of payments made in respect of any interest payment dates occurring prior to the expected maturity date, and (ii) when due, in the case of any interest payment date occurring on or after the expected maturity date; and
  breach by us of any covenant or agreement in the indenture or any of the other relevant transaction documents.

Registration Rights Agreement

    In connection with Brasil Telecom S.A.’s issuance of U.S.$200.0 million 9.375% Notes due 2014, Brasil Telecom S.A. entered into a registration rights agreement among us and Citigroup Global Markets Inc. as initial purchaser dated February 17, 2004. Pursuant to the registration rights agreement we agreed to conduct a registered exchange offer for the notes under the Securities Act on or before February 17, 2005. If the exchange offer is not completed or, if required, the shelf registration statement is not declared effective on or before February 17, 2005, the annual interest rate applicable to the notes will be increased by 0.50% per annum. This increase in the interest rate will end and the rate of interest due on the notes shall be reduced to the initial interest rate applicable to the notes upon the earlier of (i) completion of the exchange offer, (ii) the effectiveness of a shelf registration, and (iii) the notes becoming freely tradable under the Securities Act.

Company Support Agreement

    In connection with Brasil Telecom S.A.’s issuance of U.S.$200.0 million 9.375% Notes due 2014, Brasil Telecom S.A. entered into a company support agreement between us and the Overseas Private Investment Corporation ("OPIC") dated February 17, 2004. Under the company support agreement we agree to, among other things, make certain representations and warranties and covenants with respect to our compliance with environmental, workers' rights, foreign corrupt practices and other matters. A breach by us of any of our representations and warranties or covenants in the company support agreement which results in an Event of Termination (as defined therein) would entitle OPIC to terminate the insurance policy relating to the U.S.$200.0 million 9.375% Notes due 2014 or to withhold any amount otherwise payable by OPIC under such insurance policy. If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by OPIC under the insurance policy, in each case for any reason attributable to acts or omissions of Brasil Telecom S.A., an event of default under the indenture will have occurred.

Insurance Trust Agreement

    In connection with Brasil Telecom S.A.’s issuance of U.S.$200.0 million 9.375% Notes due 2014, Brasil Telecom S.A. entered into an insurance trust agreement dated February 17, 2004, between us and The Bank of New York, as insurance trustee. The insurance trust agreement establishes a grantor trust (the "Insurance Trust") under New York law for the benefit of the noteholders. Pursuant to an insurance trust agreement the Insurance Trustee will hold the insurance as credit enhancement and support for the notes to the extent of the coverage set forth in the insurance policy.

JBIC-Guaranteed Loan

    On March 24, 2004 Brasil Telecom S.A. entered into a Japanese Yen 21.6 billion loan facility arranged by SMBC, guaranteed by JBIC and granted by a syndicate of five commercial banks (including SMBC). The loan is not secured and bears interest at a rate equal to Yen (LIBOR) plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. Brasil Telecom S.A. borrowed the entire amount available under this facility on March 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially bear our 2003 capital expenditures.

    Overdue amounts bear interest at a rate equal to Yen (LIBOR) plus 1.92% per annum. The interest payments and arrangement fee and agency fee on this loan are subject to withholding in Brazil at a rate of 12.5%, and we are required to gross-up such interest payments to ensure the lenders receive the amounts they would have received in the absence of this withholding. The principal amount of this loan is repayable in Japanese Yen in ten equal installments due on the interest payment dates referred to above. We may prepay all or a portion of this loan on any payment date subject to certain conditions.

    JBIC, pursuant to its untied guarantee program, has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. For this guarantee JBIC receives a fee in the amount of 1.25 per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time. In order to induce JBIC to guarantee the Japanese Yen 21.6 billion loan facility, on March 18, 2004 we entered into a loan facility in Yen in an aggregate amount of approximately R$3.0 million with JBIC and the participating financial institutions. The proceeds from such loan were used for the acquisition of Japanese goods.

    The loan agreements impose certain restrictions on Brasil Telecom S.A., including limitations on liens (subject to customary exceptions), limitations on assets sales and limitations on mergers and similar transactions. Under the loan agreements Brasil Telecom S.A. is also subject to financial covenants including an interest coverage ratio, debt coverage ratio and leverage ratio. If Brasil Telecom S.A. fails to comply with these financial covenants, in addition to the other remedies available to the lenders, Brasil Telecom S.A. may be required to provide to the lenders and JBIC collateral security for the loan, including a guarantee from a bank or parent company. The loan agreements include customary events of default, subject to certain grace periods and customary exceptions.

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

Taxation

    The following summary contains a description of the principal Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as in effect on the date hereof, all of which authorities are subject to change or differing interpretations, possibly with retroactive effect. Each holder should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

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

    Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents ("Nonresidents") in general are taxed in Brazil only on income derived from Brazilian sources.

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

    Until recently, gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder were not subject to Brazilian tax. However, Law No. 10,833, published on December 29, 2003, established that the disposition of assets located in Brazil by Nonresidents, whether to other Nonresidents or Brazilian residents and whether made within or outside Brazil, is subject to taxation in Brazil at a rate of 15.0%, or 25.0%, if the Nonresident is domiciled in a country that does not tax income or that taxes it at a maximum rate of 20.0%.

    As a result, the disposition of ADSs, the deposit of Preferred Shares in exchange for ADSs or the withdrawal of Preferred Shares upon cancellation of ADSs may be characterized as assets located in Brazil and could be subject to the income tax according to Law No. 10,833/03, if there is gain in the transaction, at a 15.0% rate or 25.0% rate, if the beneficiary of the gain is domiciled in a country that does not tax income or that taxes it at a maximum rate of 20.0%.

    Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents, if they observe the requirements of Resolution No. 2,689, are exempted from withholding income tax, unless the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20.0%, in which case it will be subject to the same general taxation rules applicable to Brazilian residents.

    Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

    Any gains realized by a non-Brazilian resident upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 20.0%, except for gains realized by a non-Brazilian resident located in a jurisdiction which does not impose income taxes or which has an income tax rate lower than 20.0%, in which case such gain will be subject to tax at a rate of 25.0%.

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

    Any exercise of preemptive rights relating to our Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or by you, and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20.0%.

Distributions of Interest on Capital

    Brazilian corporations may make payments to shareholders characterized as interest on our capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the TJLP rate as determined by the Brazilian Central Bank from time to time (11.0% per annum for the three month period beginning October 1, 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50.0% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50.0% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of our board of directors.

    We may deduct distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15.0%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20.0%), which will be subject to tax at a 25.0% rate.

    No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

    Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares indemnifying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

    A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of the IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25.0%. Any such increase will be applicable only prospectively.

    In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on our distributions in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs. Currently, the CPMF tax rate is 0.38%.

    FUST – Universal Telecommunications Service Fund

    The Universal Telecommunications Service Fund, introduced by Law 9,998/00, Oficio Circular No. 58/04, and Despacho No. 29/03 (Anatel), was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST's forms of income is the contribution by both public and private telecommunications providers, of 1.0% of the gross operating revenue from the rendering of telecommunications services. The value will be calculated after certain tax deductions and will exclude interconnection costs. The funds are supposed to be paid to Anatel and will be invested according to the policies laid out by the Ministry of Communication.

    FUNTEL – Fund for the Technological Development of the Telecommunications

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

U.S. Federal Income Tax Considerations

    The statements regarding U.S. federal income tax law set forth below are based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the federal income tax consequences that may be relevant to a decision to own or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, property held for investment) and does not apply to special classes of holders such as dealers or brokers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (by vote or by value, and directly or by attribution, taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, insurance companies, regulated investment companies, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle, conversion or constructive ownership transaction.

    Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under tax laws other than U.S. federal income tax laws, of an investment in the Preferred Shares or ADSs.

    As used in this summary, references to "ADSs" also refer to "Preferred Shares." As used in this summary, the term "U.S. holder" means a beneficial owner of ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person (as defined in the Code) and the primary supervision of a U.S. court or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used in this summary, the term "non-U.S. holder" means a beneficial owner of ADSs that is not a U.S. holder. In the case of a holder of the common shares that is, or is treated as, a partnership for U.S. federal income tax purposes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

    For purposes of the U.S. federal income tax laws, holders of ADSs will be treated as owners of the ADSs represented by such ADSs.

Taxation of Dividends

    Subject to the "Passive Foreign Investment Company" discussion below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property that we distribute as a dividend, to the extent that such distribution is paid out of our current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes. To the extent that such a distribution exceeds our e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs, or by a U.S. holder, in the case of a holder of Preferred Shares. If the custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends that we have paid will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

    Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the U.S. and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Such Brazilian withholding tax may be taken as a deduction at the U.S. Holder's election, only if the U.S. Holder does not claim a credit for any Brazilian or other foreign taxes paid or accrued in that year. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains

    Subject to the "Passive Foreign Investment Company" discussion below, in general, upon the sale or other taxable disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the custodian but not distributed by the custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss if the shares were held as a capital asset and will be long-term capital gain or loss if the shares have been held for more than one year on the date of such sale or disposition. Under U.S. legislation enacted in 2003, long term capital gains realized upon a sale or other disposition of ADSs after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to certain limitations. Gain or loss realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source gain or loss. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

    A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the U.S., (ii) such holder is a former citizen or long-term resident of the United States, a "controlled foreign corporation", a "foreign personal holding company", a corporation which accumulates earnings to avoid U.S. federal income tax, or is of a certain type of foreign charitable organization, each within the meaning of the Code, or (iii) such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

Passive Foreign Investment Company

    We believe that we are not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in the current taxable year and do not expect to become a PFIC in future taxable years. However, because the determination of whether the offered shares constitute shares of a PFIC will be based upon the composition of our income and assets on an annual basis, there is no assurance that we will not be considered a PFIC for any subsequent year. If the offered shares were shares of a PFIC for any fiscal year, a U.S. holder of the offered shares could be subject to adverse U.S. federal income tax consequences with respect to any gains realized on the sale or other disposition of the offered shares and certain distributions received with respect to the offered shares. We do not intend to provide you with information necessary for the "qualified electing fund" election in the case that we are deemed a PFIC. Holders and prospective purchasers of the ADSs should consult their own tax advisers regarding the PFIC rules and their effect on holding or purchasing the shares.

U.S. Backup Withholding and Information Reporting

    Distributions made in respect of offered shares, and proceeds from the sale or other disposition of offered shares, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements. If information reporting requirements apply, distributions made to the U.S. holder will be reported to the Internal Revenue Service ("IRS") and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding will also apply to any payments made to a U.S. holder if such U.S. holder fails to provide an accurate taxpayer identification number (social security number, individual taxpayer identification number or employer identification number) or certification of exempt status or is notified by the IRS that it has failed to report all dividends or interest required to be shown on its U.S. federal income tax return. In addition, certain penalties may be imposed by the IRS on a U.S. holder that is required to supply such information but that does not do so.

    Information reporting and backup withholding are generally not required with respect to payments made by a U.S. paying agent or other U.S. intermediary to certain exempt U.S. holders (e.g., corporations and tax-exempt organizations) and non-U.S. holders, provided that, in the case of non-U.S. holders, such non-U.S. holders file a timely and properly completed IRS Form W-8 or W-8BEN with the U.S. paying agent or intermediary. Any amount withheld under the backup withholding rulings will be allowed as a refund or credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. Each holder should consult its own tax advisor concerning the effect of the New Regulations on its ownership and disposition of Preferred Shares or ADSs.

Independent Auditors

    Our audited consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001 have been audited by Deloitte Touche Tohmatsu, independent auditors. The offices of Deloitte Touche Tohmatsu are located at Rua Alexandre Dumas 1981, 04717-906, São Paulo, SP, Brazil.

    Our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 prepared in conformity with Brazilian GAAP with reconciliation of shareholders' equity and statements of operations to U.S. GAAP, included in this annual report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report which is included herein. The offices of KPMG Auditores Independentes are located at Avenida Almirante Barroso 52, 17o andar, Rio de Janeiro, RJ – 20031-000, Brazil.

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

    The principal market for our products and services is Brazil and substantially all of our revenues are denominated in reais. We have described under Item 4 "Information on the Company—History and Development of the Company" the manner in which the Brazilian government has controlled, and continues to control, the prices we charge.

    Prior to Brasil Telecom S.A.’s merger with CRT, we did not use derivative instruments to hedge against currency risks. However, after Brasil Telecom S.A.’s merger with CRT, we became responsible for, among other things, CRT's U.S. dollar-denominated liabilities. Due to these circumstances and the increasing volatility of U.S. dollar rates, we decided to hedge some of our U.S. dollar-denominated indebtedness. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

    We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in U.S. dollars. Since 2001, approximately 35.0% of our total capital expenditures have been U.S. dollar denominated. Our cost of financing, however, is not materially exposed to exchange rate risk. At December 31, 2003, approximately 4.1%, or R$156.4 million, of our indebtedness was denominated in foreign currency with substantially all of such amount denominated in U.S. dollars. At December 31, 2003, we hedged approximately 52.49% of our foreign currency indebtedness, including the majority of our U.S. dollar denominated debt maturing through the end of 2005 against significant variations in exchange rates (R$/U.S.$) by using foreign currency swap contracts. The aggregate notional principal amount of the swap contracts is approximately U.S.$82.8 million, of which approximately U.S.$35.5 million matures within one year and approximately U.S.$38.4 million matures in one to three years. At December 31, 2003, the fair value of the swap contracts amounted to approximately R$8.1 million. See Notes 29b and 29c to our audited financial statements for additional information regarding the swap contracts.

    In 2003, losses on foreign currency and monetary restatement amounted to approximately R$83.2 million, due to the appreciation of the real against the U.S. dollar. At December 31, 2003, the potential immediate loss in earnings that we could sustain from a hypothetical 10.0% change in foreign currency exchange rates would be approximately R$12.7 million.

Interest Rate Risk

    At December 31, 2003, we had approximately R$3,790.0 million in loans and financing outstanding, of which R$4,523.5 million bore interest at floating rates and R$112.3 million bore interest at fixed rates. We invest our excess liquidity (approximately R$1,956.7 million in 2003) mainly in short-term instruments. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1.0% in the interest rates applicable to our financial assets and liabilities in 2003 would be approximately R$7.1 million. The above sensitivity analysis is based on the assumption of an unfavorable 1.0% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

    The table below provides summary information regarding our exposure to interest rate and exchange rate risk in our total debt portfolio as of December 31, 2003:

	Total Debt Portfolio

	R$ million	%

Floating rate debt:
Real denominated	3,613.1	95.3
Foreign currency denominated	154.2	4.1

Fixed rate debt:
Real denominated	20.4	0.5
Foreign currency denominated	2.2	0.1

Total	3,790.0	100.0

    As of December 31, 2003, approximately 51.0% of our total debt portfolio was tied to the CDI rate. As of December 31, 2003, the CDI rate accumulated for the year was 23.2% per annum.

    The table below provides information about our debt obligations as of December 31, 2003, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate (LIBOR, CDI or TJLP) as of December 31, 2003:

Debt Obligation	Total–Short- Term Debt 2004	2005	2006	2007	2008	After 2008	Total–Long Term Debt	Fair Value– Long Term Debt

Debt in U.S. Dollars:
Fixed rate debt	233	213	213	213	213	1,169	2,021	2,021
Average interest rate	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	—	—
Variable rate debt	43,151	40,119	19,855	13,283	12,903	24,890	111,050	111,050
Average interest rate	3.5%	3.5%	2.9%	1.8%	1.7%	1.7%	—	—

Debt in Brazilian reais:
Fixed rate debt	5,023	5,000	5,000	5000	417	0,0	15,417	15,417
Average interest rate	14%	14%	14%	14%	14%	—	—	—
Variable rate debt(1)	1,648,551	710,102	752,323	502,132	0,0	0,0	1,964,558	1,964,558
Average interest rate	16.7%	15.8%	15.8%	15.6%	—	—	—	—

Total debt obligations(1)	1,696,958	755,434	777,391	520,628	13,533	26,059	2,093,046	2,093,046

Hedging Policy

    We constantly evaluate and consider alternatives with respect to hedging foreign exchange risk in connection with our foreign currency indebtedness and have currently entered into hedging contracts with respect to short-term payments of our foreign currency debt.

ITEM 12.     Description of Securities Other than Equity Securities

    We are filing an Annual Report under the Exchange Act. Accordingly, this item does not apply to us.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

    Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

    We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporation Law. Law No. 10,303, dated October 31, 2001, which amended the Brazilian Corporation Law requirement that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares.

ITEM 15. Controls and Procedures

    Evaluation of disclosure controls and procedures. Our Chief Executive Officer, Humberto José Rocha Braz and our Financial Executive Officer, Paulo Pedrão Rio Branco, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

    Changes in internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

    Because we have not established an audit committee, our entire board of directors is deemed our audit committee under section 3(a)(58) of the Exchange Act. Our board of directors has not yet determined whether any of the members of the board of directors is an audit committee financial expert as such term is defined for the purposes of this Item 16A. We believe that none of the members of our board of directors qualify as such an audit committee financial expert. We do not have such an audit committee financial expert because we are not required to do so under Brazilian law.

ITEM 16B. Code of Ethics

    We have adopted a code of ethics that applies to all officers and employees. A copy of the code of ethics may be obtained free of charge by contacting our investor relations department at (+55) 61 415-1256. No waivers, either explicit or implicit, of provisions of the code of ethics were granted in 2003.

ITEM 16C. Principal Accountant Fees and Services

    KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2002 and 2003 appearing in this annual report on Form 20-F.

    The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes to us in 2002 and 2003 in thousands of reais.

	2003	2002
Audit Fees	R$1,593	R$793
Audit-related Fees	—	10
Tax Fees	47	40
All Other Fees	—	—
Total	R$1,640	R$843

    Audit fees are fees agreed upon with KPMG Auditores Independentes for the fiscal years 2002 and 2003, (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F. They also include fees billed for other audit services such as the provision of comfort letters.

    Audit-related Fees consist of fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews, review of security controls and operational effectiveness of systems and due diligence related to acquisitions.

    Tax Fees include fees billed for tax compliance services, including the review of the original, as well as seminars and training regarding changes in, Brazilian tax legislation.

Audit committee pre-approval policies and procedures

    Our board of directors requires management to obtain the board’s approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by KPMG Auditores Independentes, our principal auditor. Pursuant to the board’s pre-approval process, each year, KPMG prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

PART III

ITEM 17. Financial Statements

    We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

    Reference is made to pages F-1 through F-68 for our Financial Statements.

ITEM 19. Exhibits

    The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

Exhibit Number	Exhibit
1.1	Amended and Restated Charter of the Registrant. (1)
1.2	Amended and Restated Charter of the Registrant (English translation). (1)
2.1
Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. (2)

2.2
Indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent.

3.1	Amendment to the Amended and Restated Shareholders' Agreement (3)
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service. (2)
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation). (2)(4)
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (2)
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation). (2)(4)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business.
12.1	Certification of Humberto José Rocha Braz , Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paulo Pedrão Rio Branco , Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the Company's Report on Form 6-K, filed on October 9, 2002.
(4)
Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession agreement.

INDEX OF DEFINED TERMS

Adjusted Net Income	114
ADRs	104
ADSs	104, 129
American Depositary Shares	104
Anatel	32
Anatel Decree	59
ATM	37
BOVESPA	101
Brazilian Securities Law	120
BrTSi	28
BrTurbo	36
BVQI	19
CADE	15
Center	93
Code	128
COFINS	24, 52
Commercial Market	12
Common Shares	104
CONAMA	16
Conformity Certificate	19
Contingency Reserve	114
CPMF	24
CPMF tax	128
CRT	4
CTMR	24
CVM	4
Dedicated IP	37
Depositary	23
DialNet	37
DLD basket	47, 65
e&p	129
Embratel	27
Exchange Act	7
FCRT	95
FENATTEL	102
FISTEL	86
FITTEL	102
Floating Market	12
FUNTTEL	83
FUST	83
GDP	41
General Telecommunications Law	25
Global Crossing	57
Global Village Telecom	35
GlobeNet	28
GSM	39
iBest	30
IBGE	41, 71
ICMS	52
ICNIRP	5
iG	33
IGP-DI	14
IGP-M	7
INPI	59
Intelig	34
IOF tax	128
IPCA index	48
IRS	131
ISP	36
Light IP	141
List of Obligations	59
local basket	47, 65
Mandatory Dividend	113
MetroRED	28
MTH	28
non-Brazilian holder	126
non-U.S. holder	129
PCS	28
PFIC	130
PIS	52
Preferred Dividend	113
Real Plan	12
Registered Capital	128
Registrant	4
Registration Statement	120
Resolution No. 2,689	117
Securities Act	23
SFAS	10
Sistel Plan	95
SLDD	37
Statutory Reserve	113
STF	48
STJ	48
TBS	27
TCSPrev	95
Teleacre	24
Telebrás	24
Telebrasília	24
Telecommunications Regulations	25
Telefônica	17
Telegoiás	24
Telemar	27
Telemat	24
Telems	24
Telepar	24
Teleron	24
Telesc	24
TII	13
TJLP	71
TU-M	69
TU-RIU	69
TU-RL	69
U.S. GAAP	4
Unrealized Revenue	114
Unrealized Revenue Reserve	114
Vant	30
VC-1	80
VC-2	82
VC-3	82
Vetor	37
VU-M	51, 69

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

    Digital Subscriber Line Access Multiplexer: a network device, usually at a telephone company central office, that receives signals from multiple customer Digital Subscriber Line (DSL) connections and puts the signals on a high-speed backbone line using multiplexing techniques. Depending on the product, DSLAM multiplexers connect DSL lines with some combination of asynchronous transfer mode (ATM), frame relay, or Internet Protocol networks. DSLAM enables a phone company to offer business or homes users the fastest phone line technology (DSL) with the fastest backbone network technology (ATM).

    Exchange: See Switch.

    Frame Relay: A data transmission service using protocols based on direct use of transmission lines.

    Home Phoneline Networking Alliance: a home networking standard developed by the Home Phoneline Networking Alliance is an industry standard, high-speed, reliable networking (LAN) technology that uses the existing phone wires in your home to share a single Internet connection with several PCs in your home. Using HomePNA, multiple computer users in a home can share a single Internet connection, open or copy files from different computers, share printers, and play multiuser computer games. HomePNA can be used without interrupting normal voice or fax services.

    Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP communications protocol.

    IP WAN: A service that allows for the interconnection of corporate networks located in several distant locations for applications that do not need band guarantee. This service also provides for the formation of data communications networks without protocol conversion.

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

    Packet-switched data communications services: Data services that are based on parceling or breaking data stream into packets and switching the individual packets. Information that is transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

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

    SLS (Specialized Limited Service): Limited telephonic, telegraphic, data-communications service or any other type of telecommunications service for one person or a group of persons for the accomplishment of specific activity.

    STFC: The public switched telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

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

    VC-1: Rate for local calls made from fixed-line to cellular.

    VC-2: Rate for calls made from fixed-line to cellular, outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service.

    VC-3: Rate for calls made from fixed-line to cellular, outside the cellular subscriber's registration area and outside the region where the respective cellular provider provides service.

    VSAT (Satellite Network Technology): A telecommunications system based on wireless satellite technology. The term "VSAT" stands for Very Small Aperture Terminal. VSAT technology is comprised of a small satellite earth station and an antenna of approximately 1.8 meters in diameter.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Humberto José Rocha Braz
Name: Humberto José Rocha Braz Title: Chief Executive Officer

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer

Dated: June 23, 2004

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Sequential Numbering

1.1	Amended and Restated Charter of the Registrant (1)	—
1.2	Amended and Restated Charter of the Registrant (English translation) (1)	—
2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (2)	—
2.2
Indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent.

3.1	Amendment to the Amended and Restated Shareholders' Agreement (3)
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service (2)	—
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreement (English translation) (2)(4)	—
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (2)	—
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation) (2)(4)	—
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.	—
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.	—
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee	—
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation and the lenders named therein.	—
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.	—
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business	—
12.1	Certification of Humberto José Rocha Braz , Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—
12.2	Certification of Paulo Pedrão Rio Branco , Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—
13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—

(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment No. 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the Company's Report on Form 6-K, filed on October 9, 2002.
(4)
Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession Agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession Agreement.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 AND 2003 AND FOR EACH OF THE YEARS IN THE THREE
YEAR PERIOD ENDED DECEMBER 31, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2003 and for each of the
years in the three year period ended December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Brasil Telecom Participações S.A.:

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Brasil Telecom Participações S.A. (a Brazilian Corporation) and subsidiaries (the Company) for the year ended December 31, 2001, all adjusted for price level changes through December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and cash flows of Brasil Telecom Participações S.A. and subsidiaries for the year ended December 31, 2001, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for the year ended December 31, 2001, to the extent summarized in Note 31 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

June 10, 2002, except for Notes 31 and 32 as to
which the date is June 26, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Brasil Telecom Participações S.A.
Brasília, DF

We have audited the accompanying consolidated balance sheets of Brasil Telecom Participações S.A. as of December 31, 2002 and 2003, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom Participações S.A. as of December 31, 2002 and 2003, and its results of operations and its cash flows for the year then ended in conformity with Brazilian generally accepted accounting principles (Brazilian GAAP), including recognition of the effects of changes in the purchasing power of the Brazilian currency through December 31, 2000, as discussed in Note 2.a and 2.b.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

March 18, 2004, except as to Note 30.b and 30.e, which is as of May 18, 2004.
Brasília, DF

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2003
(In thousands of Brazilian reais)

		2002	2003

Current assets:
Cash and cash equivalents	Note 11	1,596,163	1,956,655
Trade accounts receivable, net	Note 12	1,542,851	1,859,713
Deferred and recoverable taxes	Note 13	416,015	701,027
Other assets	Note 14	194,297	163,711

Total current assets		3,749,326	4,681,106

Non-current assets:
Deferred and recoverable taxes	Note 13	893,460	867,674
Other assets	Note 14	603,863	755,915

Total non-current assets		1,497,323	1,623,589

Permanent assets:
Investments	Note 15	171,537	220,471
Property, plant and equipment, net	Note 16	11,265,991	9,579,821
Intangibles	Note 17	470,544	531,556

Total permanent assets		11,908,072	10,331,848

Total assets		17,154,721	16,636,543

Current liabilities:
Payroll and related accruals	Note 18	44,352	61,907
Accounts payable and accrued expenses		998,236	978,458
Taxes other than income taxes	Note 19	356,720	443,348
Dividends and employees' profit sharing	Note 20	290,166	374,120
Income taxes	Note 9	64,958	74,401
Loans and financing	Note 21	591,874	1,696,958
Provisions for contingencies	Note 22	3,232	48,509
Provision for pensions	Note 23	92,144	28,022
Other liabilities		87,306	83,280

Total current liabilities		2,528,988	3,789,003

Non-Current liabilities:
Income taxes	Note 9	417,741	173,922
Taxes other than income taxes	Note 19	344,452	583,194
Loans and financing	Note 21	3,584,293	2,093,044
Provision for pensions	Note 23	409,696	478,068
Provisions for contingencies	Note 22	385,992	650,469
Other liabilities		237,479	298,367

Total non-current liabilities		5,379,653	4,277,064

Minority Interest		2,582,648	2,309,045

Shareholders' equity:
Share capital		2,453,191	2,740,012
Capital reserves		864,544	835,811
Income reserves		1,530,617	910,072
Retained earnings		1,815,080	1,775,536

Total shareholders' equity	Note 24	6,663,432	6,261,431

Total liabilities and shareholders' equity		17,154,721	16,636,543

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian reais, except earnings (losses) per lot of one thousand shares)

		2001	2002	2003

Net operating revenue	Note 4	6,158,408	7,071,368	7,915,194

Cost of services	Note 5	4,765,593	5,143,358	5,455,019

Gross profit		1,392,815	1,928,010	2,460,175

Operating expenses:
Selling expenses		724,507	763,346	821,627
General and administrative expenses		624,751	687,462	865,052
Other net operating expenses (income)	Note 6	60,875	(121,181)	211,308

Operating income (loss) before net financial expenses		(17,318)	598,383	562,188
Net financial expenses	Note 7	47,051	330,460	610,159

Operating income (loss)		(64,369)	267,923	(47,971)

Net non-operating expenses	Note 8	85,167	78,312	550,022
Employees' profit share		52,783	42,619	3,510

Income (loss) before taxes and minority interests		(202,319)	146,992	(601,503)
Income and social contribution taxes benefit (expenses)	Note 9	87,347	(916)	261,390

Income (loss) before minority interests		(114,972)	146,076	(340,113)
Minority interests		75,720	2,397	171,466

Net income (loss)		(39,252)	148,473	(168,647)

Shares outstanding at the balance sheet date		348,323,389	351,527,027	355,221,076

Earnings (losses) per lot of one thousand shares outstanding at the balance sheet date		(0.10)	0.42	(0.47)

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian reais)

			Income Reserves

	Share Capital	Capital Reserves	Legal Reserve	Unrealized Profit Reserve	Treasury Shares	Retained Earnings	Total

Balances at December 31, 2000	2,189,189	1,051,643	192,703	1,928,967	-	1,782,592	7,145,094

Prior year adjustments
Provision for pensions	-	-	-	-	-	(215,943)	(215,943)
Capital increase
Subscription bonus	138,460	(138,460)	-	-	-	-	-
Transfer from reserves	76,880	-	-	-	-	(76,880)	-
Fiscal benefits on amortization of goodwill	23,692	(23,692)	-	-	-	-	-
Consolidation adjustments	-	-	-	-	-	(3,462)	(3,462)
Fiscal incentives	-	23	-	-	-	-	23
Decrease in income tax, due to change in tax rate	-	(4,221)	-	-	-	-	(4,221)
Net loss	-	-	-	-	-	(39,252)	(39,252)
Realization of unrealized profit	-	-	-	(272,280)	-	272,280	-
Transfer to/from reserves	-	-	12,714	-	-	(12,714)	-
Dividends	-	-	-	-	-	(148,872)	(148,872)

Balances at December 31, 2001	2,428,221	885,293	205,417	1,656,687	-	1,557,749	6,733,367

Capital increase
Fiscal benefits on amortization of goodwill	24,970	(24,970)	-	-	-	-	-
Consolidation adjustments	-	-	-	-	-	4,173	4,173
Increase in income tax, due to change in tax rate	-	4,221	-	-	-	-	4,221
Net income	-	-	-	-	-	148,473	148,473
Realization of unrealized profit	-	-	-	(353,659)	-	353,659	-
Acquisition of treasury stock	-	-	-	-	(9,175)	-	(9,175)
Transfer to/from reserves	-	-	22,172	-	-	(22,172)	-
Dividends	-	-	-	-	-	(217,627)	(217,627)

Balances at December 31, 2002	2,453,191	864,544	227,589	1,303,028	(9,175)	1,824,255	6,663,432

Capital increase
Fiscal benefits on amortization of goodwill	286,821	(28,733)	-	-	-	(258,088)	-
Consolidation adjustments	-	-	-	-	-	2,525	2,525
Net loss	-	-	-	-	-	(168,647)	(168,647)
Realization of unrealized profit	-	-	-	(627,753)	-	627,753	-
Acquisition of treasury stock	-	-	-	-	(11,671)	-	(11,671)
Transfer to/from reserves	-	-	7,208	-	-	(7,208)	-
Dividends	-	-	-	-	-	(224,208)	(224,208)

Balances at December 31, 2003	2,740,012	835,811	234,797	675,275	(20,846)	1,796,382	6,261,431

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian reais)

	2001	2002	2003

Operating Activities
Net income (loss)	(39,252)	148,473	(168,647)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,747,250	2,834,604	2,842,609
Minority share of net income (loss)	(75,720)	(2,397)	(171,466)
Foreign exchange losses	66,886	60,209	52,921
Gain (loss) on permanent asset disposals	5,084	(5,502)	470,710
Other provisions	20,317	(3,502)	16,019
Increase (decrease) in provisions for contingencies	(12,396)	10,746	309,683
Increase (decrease) in provision for pensions	(9,920)	11,096	4,250
Increase in allowance for doubtful accounts	88,280	10,203	29,223
Net (increase) decrease in income tax, due to change in rate	(7,685)	4,221	-
Increase in trade accounts receivable, gross	(121,003)	(322,117)	(336,773)
(Increase) decrease in other current assets	(24,573)	27,175	58,454
Increase in other non-current assets	(236,735)	(217,272)	(97,868)
Increase (decrease) in payroll and related accruals	26,825	(48,150)	16,035
Increase (decrease) in accounts payable and accrued expenses	389,838	(296,708)	(73,772)
Increase in taxes other than income taxes	43,950	79,629	86,192
Increase (decrease) in other current liabilities	12,068	(19,594)	(19,638)
Increase (decrease) in accrued interest	(257,665)	18,698	(14,643)
Decrease deferred in income taxes	(278,987)	(14,313)	(298,072)
Increase (decrease) in other non-current liabilities	(65,905)	191,899	2,102

Net cash provided by operating activities	2,270,657	2,467,396	2,707,319

Investing activities:
Additions to investments	(9,795)	(38,559)	(55,557)
Cash paid for the acquisition of new companies, net of cash and cash
equivalents acquired of R$33,463	-	-	(144,516)
Additions to property, plant & equipment	(3,178,923)	(1,646,630)	(1,332,400)
Additions to intangible assets	-	(191,495)	(123,541)
Proceeds from asset disposals	18,227	24,416	19,147

Net cash used in investing activities	(3,170,491)	(1,852,268)	(1,636,867)

Financing activities:
Loans repaid	(1,095,170)	(428,741)	(564,650)
New loans obtained	625,241	1,249,898	84,565
Expansion plan and other contributions paid back	(38)	(1,297)	(185)
Subscription bonus	-	8,020	13,332
Acquisition of treasury shares	-	(31,027)	(44,689)
Dividends paid	(183,560)	(281,348)	(198,333)

Net cash provided (used) by financing activities	(653,527)	515,505	(709,960)

Increase (decrease) in cash and cash equivalents	(1,553,362)	1,130,633	360,492

Cash and cash equivalents at beginning of the period	2,018,892	465,530	1,596,163

Cash and cash equivalents at end of the period	465,530	1,596,163	1,956,655

See the accompanying notes to the financial statements

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1.    a) Operations and background

        Brasil Telecom Participações S.A. (the “Company” or the “Holding Company") and its subsidiaries (collectively the “Company’s”) are the principal providers of Switched Fixed Telephone Service (“STFC”) in the states of Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, and the Federal District under the terms of concessions granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years. The Company presented to Agência Nacional de Telecomunicações (ANATEL) the regulatory authority for the Brazilian telecommunications industry, its formal manifestation of express and unequivocal interest in the extension of the periods of the concessions of STFC of which it is holder, for an additional contractual period of 20 years, as from January 1, 2006, and it is waiting the signing of the juridical instruments concerning the contractual terms of extension.

        The Company's business, including the services it may provide and the rates charged, is regulated by ANATEL, pursuant to Law Nr. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

        On February 28, 2000, Brasil Telecom Participações S.A. reorganized its investments in fixed-line telecommunication companies, by exchanging its shares in its eight smaller operating subsidiaries for newly issued shares of its main operating subsidiary, Telecomunicações do Paraná S.A. – TELEPAR. The minority shareholders of the smaller operating companies also exchanged their shares for newly issued shares of TELEPAR. These companies were then merged into TELEPAR. After the merger, the name of TELEPAR was changed to Brasil Telecom S.A..

        On July 31, 2000, the Company acquired a controlling interest in TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT). Effective December 1, 2000, the Company acquired the minority interest of CRT through the exchange of its outstanding shares for new shares issued by the Company.

b)    Subsidiaries

        Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly owned subsidiary formed in December 2002 to operate the Mobile Personal Service (“SMP”), holding a license to serve the same coverage area where the Company operates STFC, over the following 15 years. At the balance sheet date, BrT Celular was in the pre-operating phase. The beginning of its activities is forecasted for the second semester of 2004.

        BrT Serviços de Internet S.A. (“BrTI”) is a wholly owned subsidiary formed in October 2001, engaged in the provision of internet services and related activities. It started its activities in 2002. During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, and started to have control of the following companies:

(i)

Group BrT Cabos Submarinos (formerly known as GlobeNet Group)

This group of companies provides data transmission services through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, Group BrT Cabos Submarinos offers its services through packages of integrated services, offered to local and international corporate customers. The following companies acquired as part of the purchasing program of the GlobeNet Group, comprise it:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): company acquired on June 11, 2003, as part of the purchasing program of the GlobeNet Group.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): company acquired on June 11, 2003, in which BrTI has direct control and the full control jointly with BrT CSH, being also part of the purchasing program of the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total shares of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

No-significant goodwill was generated as a result of this acquisition.

(ii)

Group iBest

BrTI has held since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, as a result of several statutory acts in IHC and in its subsidiaries, BrTI acquired the control of the Group iBest, which the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. The acquisition of iBest generated a goodwill as mentioned in Note 17.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. Presentation of the consolidated financial statements

a. Indexation of the consolidated financial statements

Partially as a result of past high levels of inflation in Brazil, two methods of inflation accounting evolved: the “Brazilian GAAP” and the “Brazilian Corporation Law” methods. Financial statements prepared under Corporation Law are required for virtually all Brazilian entities, and are the basis for determination of taxable income and dividends payable, while the financial statements prepared under Brazilian GAAP used to be required for information purposes by the Brazilian Securities and Exchange Commission (CVM) until 1996, after which their disclosure became optional.

The most important difference between these methods, which has an effect on the financial statements of subsequent periods, is the date of cessation of the recognition of inflationary adjustments in the carrying values of permanent assets. This was December 31, 2000 under Brazilian GAAP and December 31, 1995 under Brazilian Corporation Law.

The consolidated financial statements of the Company were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency until December 31, 2000, under the methodology known Generally Accepted Accounting Principles in Brazil (Brazilian GAAP).

b. Previously published financial information

The presentation of the consolidated financial statements under Brazilian GAAP is consistent with the presentation of the published financial statements under Brazilian Corporation Law of the Companies, from which the accompanying financial information was extracted, except for certain adjustments mainly related to effects of indexation applied on shareholders' equity and net income, detailed in the tables below, and certain reclassifications within the balance sheets and the statements of operations.

The tables below present a reconciliation of net income (loss) for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity at those dates in accordance with Brazilian Corporation Law to net income and shareholders' equity reported herein:

	2001	2002	2003
Net income (loss):
Net income in accordance with Brazilian Corporation Law	261,002	442,981	145,139
Effect of the indexation of non-monetary assets through December 31, 2000 (mainly an increased depreciation charge)	(763,229)	(668,370)	(736,930)
Effect on deferred taxation of the above adjustments	290,957	220,769	260,032
Minority interest in the above adjustments	172,018	153,093	163,112

Net income (loss) as reported herein	(39,252)	148,473	(168,647)

	2001	2002	2003
Shareholders' equity
Shareholders' equity in accordance with Brazilian Corporation Law	6,000,974	6,225,547	6,137,327
Effect of the indexation of non-monetary assets through December 31, 2002	1,720,663	1,052,293	315,366
Effect on deferred taxation on the above adjustment	(607,554)	(386,786)	(126,754)
Minority interest in the above adjustments	(380,716)	(227,622)	(64,508)

Shareholders' equity as reported herein	6,733,367	6,663,432	6,261,431

c. Principles of consolidation

    These consolidated financial statements include the accounts of the Holding Company and of the Companies mentioned in Note 1 to these financial statements. All material intercompany balances and transactions have been eliminated.

    Certain prior year amounts were reclassified to conform to the current year’s presentation.

d. Consolidated statements of cash flows

    These consolidated financial statements include the consolidated statements of cash flows which better reflect the source and use of funds in order to provide more significant information, instead of the statements of sources and uses of funds, which are usually disclosed in accordance with Brazilian GAAP.

3. Summary of principal accounting practices

a. Cash and cash equivalents

    Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. They are recorded at original cost plus income earned to the balance sheet date and do not exceed market value.

b. Trade accounts receivable

    Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the service was rendered. Customer accounts receivable also include services provided to customers to the balance sheet date but not yet billed and the related taxes are accounted for on the accrual basis. Interest on overdue accounts receivable from customers is recorded when received.

c. Allowance for doubtful accounts

    An allowance for doubtful accounts is recorded for accounts receivable for which recoverability is considered doubtful. Effective as from 2001, the computation basis became the historical collection experience and a review of the current status of all trade accounts receivable. Current loss provision is estimated considering the ratio of historical losses applied to the different categories of all outstanding amounts receivable from customers. Customers Accounts Receivable over 180 days due, are written-off from the balance sheet.

d. Foreign currency transactions

    Transactions in foreign currency are recorded at the exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange rate variations are recognized in the statements of operations as they occur.

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

f. Investments

    Consist principally of investments with less than a 20% ownership stake, including fiscal incentive investments, recorded at indexed cost through December 31, 2000, less a reserve for losses when considered necessary.

g. Property, plant and equipment

    Property, plant and equipment is stated at indexed cost through December 31, 2000, less accumulated depreciation.

    Up to December 31, 1998, interest attributable to construction-in-progress was calculated, at the rate of 12% per annum of the construction-in-progress balance and the part related to third party loans was credited to interest expense based on actual interest costs with the balance relating to self-funding being credited to capital reserves, within shareholders’ equity. Starting 1999, the Company has been recording capitalization of interest on loans specifically related to financing of construction in progress, and interest on self-financing is no longer recorded.

    Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress.

    Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 16.c.

     The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2001, 2002 and 2003. Write-down of property, plant and equipment assets is recorded when and if necessary. In 2003 a write-off of certain plant and equipment that will no longer be used in operations was recorded based upon an obsolescence study as mentioned in Note 8.

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

j. Loans and financing

    Loans and financing include accrued interest and monetary or exchange variations to the balance sheet date.

k. Reserve for contingencies

    Reserves for contingencies are recognized for the estimated amounts of probable losses based on legal advice and management's opinion of the outstanding matters at the balance sheet date. The basis and nature of the provisions are described in Note 22.

l. Revenue recognition

    Revenues are generally recognized on accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided. Services provided and not billed at the end of each month are estimated and recorded on accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from activation and installation fees are recognized upon the activation of customer services. For the fixed terminals activated on a pre-paid basis, the amounts received are recorded as advances from customers and revenue is recorded according to the provision of the services.

m. Interest income and expenses

    Interest income represents interest earned and gains and losses on temporary cash investments.

    Interest expense represents interest incurred and charges on loans and financing and exchange gains and losses on foreign currency loans and financing.

n. Research and development

    Research and development costs are charged to expense as incurred. Total research and development costs were R$8,000, R$3,761 and R$2,566 for the years ended December 31, 2001, 2002 and 2003, respectively.

o. Pensions and other post-retirement benefits

    Private pension plans and other retirement benefits sponsored by the Company for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction Nr. 371/00, Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from the beginning of 2002, adjustments to the actuarial deficit provision are being recognized as a period expense.

p. Employees’ profit sharing

The Company has made a provision for granting employees the right to a share of its profits. The amount, determined to be paid in the year following the recorded provision, is in accordance with the agreement with the union, the Company's bylaws and the labor agreement.

q. Advertising costs

Advertising costs are expensed as incurred and amounted to R$120,145, R$117,558 and R$85,712 during the years ended December 31, 2001, 2002 and 2003, respectively.

r. Earnings (loss) per share

Earnings (loss) per thousand shares have been calculated based on the number of outstanding shares at the balance sheet date, net of treasury stock.

s. Derivatives

    The Company has entered into derivative transactions to manage partially its exposure in foreign currency exchange rates, basically through currency swap contracts. Gains and losses from swap contracts are recognized monthly on an accrual basis by comparing contractual exchange rates to month end exchange rates, regardless of the contracted settlement terms.

    Management of the Company does not operate with derivatives for trading purposes.

t. Segment information

The Company currently has operating activities substantially in one segment for local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the states of Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and in the Federal District.

u. Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, and intangibles (including the estimates of the level of future revenues and expenses by the reporting units where the goodwill has been allocated subject to impairment analysis under SFAS Nr. 142); valuation allowances for receivables, inventories, deferred income tax assets and also provisions for contingencies. Actual results could differ from those estimates.

4. Net operating revenue

	2001	2002	2003
Local services:
Monthly charges	2,218,784	2,656,631	2,867,244
Measured service charges	2,863,073	3,106,544	3,490,010
Public telephones	274,218	341,766	394,525
Other	191,679	149,643	148,035

Total	5,547,754	6,254,584	6,899,814
Non-local services:
Intrastate and interstate	1,341,288	1,748,190	1,923,094
International	718	594	562

Total	1,342,006	1,748,784	1,923,656

Data transmission	324,690	504,979	764,059
Network services	994,343	1,021,308	1,050,821
Other	249,703	310,025	439,031

Gross operating revenues	8,458,496	9,839,680	11,077,381
Value added and other indirect taxes	(2,200,580)	(2,670,871)	(3,042,487)
Discounts	(99,508)	(97,441)	(119,700)

Net operating revenue	6,158,408	7,071,368	7,915,194

There are no customers who individually account for more than 5% of gross operating revenues.

5. Cost of services

The costs incurred in the generation of services rendered are as follows:

	Year ended December 31,

	2001	2002	2003

Depreciation and amortization	2,597,160	2,614,511	2,517,877
Personnel	185,843	144,581	129,404
Materials	91,746	78,760	84,263
Services	1,689,287	2,057,839	2,370,454
Other	201,557	247,667	353,021

	4,765,593	5,143,358	5,455,019

6. Other net operating expenses (income)

Following are presented the remaining income and expenses attributed to operational activities:

	2001	2002	2003

Taxes other than income taxes	22,141	23,190	32,461
Provision for retirement incentive plan and layoffs	98,173	3,295	8,434
Technical and administrative services	(27,268)	(35,564)	(40,805)
Provisions for contingencies, net of reversal (note 22)	8,015	29,159	359,947
Fines and expenses recovered	(82,524)	(95,706)	(114,583)
Write-off - interconnection accounts receivable	74,963	-	-
Write-off of collection in process of classification	(26,768)	(24,255)	(17,936)
Write-off of advances and other credits	25,802	6,727	3,293
Infra-structure rentals	(27,006)	(36,146)	(44,033)
Donations and sponsoring	17,523	26,707	21,198
Unclaimed dividends	(19,162)	(9,562)	(18,139)
Reversal of other provisions	(14,218)	(10,780)	2,970
Other	11,204	1,754	18,501

	60,875	(121,181)	211,308

In 2001, the Company created an interconnection function to support and coordinate all matters concerning relations with other telecommunications company’s, with the objective of reevaluating outstanding contracts and renegotiating the balances from previous years. As a result, provisions for write-off totaling R$74,963 were recognized as other operating expenses in 2001, on the basis of the expectation of realization of the related accounts receivable.

The retirement incentive plan and layoff expenses relate to the following termination plans:

		Incurred

Plans	Period covered	Number of employees	Termination costs

Projeto Amanhã	Dec. 98 – Feb. 99	1,230	69,669
Lay-Off	May 99 – July 99	1,843	72,210
Apoio Daqui	Oct 99- Mar. 02	6,151	234,450
Projeto Novos Caminhos	Sep – Dec. 2000	324	14,960

    The plans included termination benefits as part of the Company's overall restructuring plan. The costs at each year-end were provided considering the projected employees for each branch, department and job position.

    Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$55,372, R$67,889 and R$80,383 in 2001, 2002 and 2003, respectively.

7. Net financial expenses

	2001	2002	2003
Financial income:
Interest income	(253,055)	(228,571)	(341,162)
Gain on foreign currency denominated assets	(57,265)	(85,181)	(54,622)
Financial expenses:
Interest expense	246,147	541,895	841,108
Losses on foreign currency financing	111,224	102,317	164,835

	47,051	330,460	610,159

8. Net non-operating expenses (income)

	2001	2002	2003

Gain (losses) on disposal of fixed assets	5,084	(5,502)	74,417
Writen-off on permanent assets CRT	-	-	386,977
Amortization of goodwill on merger of CRT	96,133	96,133	96,133
Gain (losses) on disposal of other permanent asset	(18,960)	(3,642)	2,737
Other	2,910	(8,677)	(10,242)

	85,167	78,312	550,022

     The write-off of permanent assets results from the identification in 2003 of certain plant and equipment that will no longer be used in operations due to its obsolescence and/or replacement with more technologically advanced telecommunications equipment based upon the Company’s current capital expenditure and modernization program. The specific plant and equipment written off was identified in an obsolescence study performed by the Company with the support of a specialized third party firm.

9. Income and social contribution taxes benefit (expenses)

    Brazilian income taxes comprise federal income and social contribution taxes. In 2001, 2002 and 2003, the rate for income tax was 25% and 9% for social contribution tax producing a combined statutory rate of 34%.

    Deferred taxes are provided on temporary differences, which include the effects of indexation adjustments that will not give rise to deductions when the related assets are subsequently depreciated, amortized or disposed of.

    Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations are as follows:

	Year ended December 31,

	2001	2002	2003

Social contribution tax	(29,200)	(9,963)	(2,573)
Income tax	(89,751)	(57,326)	(23,949)
Deferred taxes	206,298	66,373	287,912

Total	87,347	(916)	261,390

    The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,

	2001	2002	2003

Income (losses) before taxes as reported in the consolidated financial statements	(202,319)	146,992	(601,503)
Combined statutory rate	34%	34%	34%

Tax benefit (expenses) at the combined statutory rate	68,789	(49,978)	204,511
Permanent additions:
Goodwill amortization on CRT merger	(32,685)	(32,685)	(32,685)
Other non-deductible expenses	(8,701)	(9,174)	(11,977)
Permanent exclusions:
Payments of interest on shareholders' equity	26,974	91,998	103,351
Non-taxable income	21,263	5,319	2,983
Other items:
Unrecognized tax loss BrTI	-	-	(6,125)
Effect of rate changes	12,601	(8,719)	-
Other, net	(894)	2,323	858

Income and social contribution tax benefit as reported in the accompanying consolidated financial statements	87,347	(916)	261,390

    In 2001, 2002 and 2003, part of dividends proposed by the company’s for payment at the end of the year was characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, this part of the dividend was treated as a deduction for income tax purposes.

    The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,

	2002	2003
Deferred tax assets:
Future benefit from
Goodwill pushed down from Bluetel	143,515	71,758
Goodwill on acquisition of CRT	187,749	123,378
Provisions for contingencies	132,097	236,833
Unrealized revenue	7,497	5,697
Allowance for doubtful accounts	52,281	62,224
Provision for actuarial deficiency– FCRT	170,626	172,071
Other	71,896	102,553

Total (see Note 13)	765,661	774,514

Deferred tax liabilities:
Additional indexation expense from pre-1990	16,772	13,597
Effect of full indexation	386,786	126,754
Other	54,319	39,079

Total	457,877	179,430

    Deferred tax liabilities on the effects of full indexation relate to the difference between the tax basis of permanent assets, which were not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 2000.

    Other deferred tax liabilities refer to unrealized revenue from interest accruing on loans to certain mobile telephone operators resulting from the Telebrás spin-off in 1998, which are being contested by the creditors (Note 14).

    The composition of tax liabilities is as follows:

	December 31,

	2002	2003

Federal income tax payable	24,822	68,893
Deferred tax liabilities	457,877	179,430

Total	482,699	248,323

Current	64,958	74,401
Non-current	417,741	173,922

     The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2003 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company. The taxable income, basis for the registration of the deferred tax assets is calculated under Brazilian Corporation Law, which was positive in the last three years as demonstrated on the Note 2.b, which result in taxes expenses demonstrated in Note 9.

The periods during which the deferred tax assets are expected to be realized are given below. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, the technical study having been approved by the executive and Board of Directors and examined by the fiscal council.

2004	273,309
2005	133,625
2006	72,533
2007	63,348
2008	63,346
2009 a 2011	72,737
2012 a 2013	28,684
After 2013	66,932
TOTAL	774,514
Current	270,167
Non current	504,347

    The recoverable amount foreseen after the year 2013 relates to a provision to cover the actuarial deficit of the FCRT pension plan (see Note 23), the liability for which is being paid over 18 years, the maximum period established by the Supplementary Pensions Department (SPC). Despite the time limit stipulated by the SPC, based on estimated future taxable income, the Company would be able to recover the deferred tax balance entirely by the year 2007 if it decided to prepay the FCRT liability that year.

10. Cash flow information

	Year ended December 31,

	2001	2002	2003

Income and social contribution tax paid	133,543	38,666	102,923
Interest paid	453,120	347,558	560,055

11. Cash and cash equivalents

	December 31,

	2002	2003

Cash and bank accounts	62,846	151,021
Temporary cash investments	1,533,317	1,805,634
	1,596,163	1,956,655

    Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 2% per year and in an investment fund, bearing exchange variation plus six-month LIBOR rate tax plus interest of 1.5% per annum.

12. Trade accounts receivable, net

	December 31,

	2002	2003

Unbilled amounts	572,453	707,130
Billed amounts	1,124,166	1,335,606
Allowance for doubtful accounts	(153,768)	(183,023)

	1,542,851	1,859,713

The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,

	2001	2002	2003

Beginning balance	55,287	143,565	153,768
Transfer from new acquisitions	-	-	32
Provision charged to selling expense	375,526	262,505	297,826
Write-offs	(287,248)	(252,302)	(268,603)

Ending balance	143,565	153,768	183,023

13. Deferred and recoverable taxes

	December 31,

	2002	2003

Tax withheld at source	9,985	76,850
Recoverable social contribution tax	11,190	32,264
Recoverable income tax	180,897	245,206
Deferred tax assets (see Note 9)	765,661	774,514
Sales and other taxes	341,742	439,865

	1,309,475	1,568,699

Current	416,015	701,027
Non-current	893,460	867,674

14. Other assets

	December 31,

	2002	2003

Amounts receivable from loans to mobile telephone operators	164,329	191,762
Maintenance inventories	63,171	27,095
Prepayments .	58,370	44,567
Accounts receivable from assets disposals and others	7,032	5,527
Recoverable advances	78,407	33,235
Court deposits	332,090	457,980
Escrow agreements	15,787	69,251
Assets available for sale	2,412	9,269
Tax incentives	14,473	18,315
Advance for future paid-in capital	1,809	6,965
Other	60,280	55,660

	798,160	919,626

Current	194,297	163,711
Non-current	603,863	755,915

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

    The majority of the court deposits relates to the labor and tax cases, with the most significant individual item being the ICMS (State VAT) as mentioned in Note 19.

15. Investments

	December 31,

	2002	2003

Fiscal incentive and other investments	171,537	220,471

	171,537	220,471

    The investments are stated at cost and refer mainly to equity interests obtained by converting into shares or capital quotas the tax incentive investments in regional funds, information technology company’s and audiovisual projects. Most are shares of other telecommunication company’s located in the regions covered by such regional incentives.

16. Property, plant and equipment, net

a. Composition:

	December 31,

	2002	2003

Construction-in-progress	1,209,507	493,997
Automatic switching equipment	7,662,067	6,498,899
Transmission and other equipment	15,651,358	15,142,594
Buildings	5,440,501	5,515,603
Other assets	2,056,816	2,516,843

Total cost	32,020,249	30,167,943
Accumulated depreciation	(20,754,258)	(20,588,114)

Property, plant and equipment, net	11,265,991	9,579,821

    Transmission and other equipment includes: transmission equipment, aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

    Other assets include: underground cables, computer equipment, vehicles, land and other assets. Within “Other assets” the book value of land is R$112,089 at December 31, 2002 and R$114,515 at December 31, 2003.

    According to the STFC concession contracts, the Company assets that are indispensable for providing the service and qualified as “reversible assets”at the time of expiration of the concession will automatically revert to ANATEL, and the Company will be entitled to the right of compensation stipulated in the legislation and the corresponding contracts.

    Changes in property, plant and equipment for the year ended December 31, 2002 and 2003 are:

	Year ended December 31,

	2002	2003

Beginning balance	12,036,873	11,265,991
Additions	1,975,618	1,249,657
Disposals	(8,034)	(470,454)
Transfer from new acquisitions	-	284,106

Depreciation	(2,738,466)	(2,749,479)

Ending balance	11,265,991	9,579,821

b. Capitalized interest

    As required of company’s in the telecommunications industry at that time, the Company capitalized interest attributable to construction-in-progress, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans specifically related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$247,380, R$127,979 and R$61,330, were capitalized in 2001, 2002 and 2003, respectively. Capitalized interest is depreciated over the same period as the associated assets.

c. Depreciation rates

    The annual depreciation rates applied to property, plant and equipment are as follows:

%

Automatic switching equipment	20.00
Transmission and other equipment	20.00
Buildings	4.00
Other assets (excluding land) average rate	10.47

d. Rentals

    The Company rents equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements which are operating and capital leases, was as follows:

	Year ended December 31,

	2001	2002	2003

Rent expense	165,027	149,376	190,030

    Rental commitments relating to these contracts where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

Year ending December 31, 2003

2004	21,841
2005	5,475
2006	5,036
2007	4,868
2008	4,701
2009	4,532
2010 and after	8,175

Total	54,628

17. Intangibles

	December 31,

	2002	2003

Goodwill on merger of CRT (a)	276,404	180,266
Goodwill on acquisition of iBest (b)	-	117,216
Mobile personal services licenses (c)	194,140	228,398
Goodwill on acquisition of GlobeNet (note 1b.i)	-	5,676

	470,544	531,556

    (a) On December 28, 2000, a corporate reorganization resulted in the merger of CRT into the Company with effect from December 1, 2000. The restructuring process included a down-stream merger performed in accordance with the requirements of Instructions 319/99 and 320/99 of the Brazilian Securities Commission (CVM) with the objective of achieving the deductibility for income tax purposes of amortization of the goodwill. As a consequence, a special goodwill reserve was recorded at the CRT level in shareholders' equity with the related tax benefit of the future goodwill amortization recorded as a deferred tax asset in the amount of R$321,856 (the remaining balance of this tax benefit is shown in the consolidated balance sheet as part of deferred and recoverable taxes as of December 31, 2002 and 2003 in the amounts of R$187,749 and R$123,378 respectively - see Note 9). As a result of this corporate reorganization, in the Brasil Telecom books goodwill was recomputed reducing its amount to R$480,691, net of the tax benefit, including the unamortized balance of goodwill recognized in previous acquisitions. The remaining unamortized balance of goodwill is presented in this account.

    (b) In June 2003, as a result of several statutory acts in iBest Holding Corporation - IHC and in its subsidiaries, BrTI acquired the control of the Group iBest. The acquisition of iBest generated a goodwill of R$117,216, which will be amortized over the upcoming years proportionally to the profits generated by Group iBest.

    (c) Relates to three Mobile Personal Service (“SMP”) license contracts signed with ANATEL in 2002 by the wholly-owned subsidiary Brasil Telecom Celular S.A. The cost of these licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has its fixed telephone concession, amounted to R$ 191,495, of which 10% was paid upon signing the contract. The balance of R$ 172,345 corresponding to the remaining 90%, was recognized as a liability of the subsidiary and is payable in six equal and successive annual installments falling due between 2005 and 2010. The outstanding balance is subject to price-level restatement based on the variation of the IGP-DI index plus interest of 1% per month. On December 31, 2003, the restated liability was R$ 211,847 (R$ 174,990 in 2002) and is presented under the caption other liabilities, in non current liabilities.

18. Payroll and related accruals

	December 31,

	2002	2003

Salaries and wages	3,149	298
Accrued social security charges	37,985	56,776
Accrued benefits	3,218	4,833

	44,352	61,907

19. Taxes other than income taxes

	December 31,

	2002	2003

ICMS (Value-added tax)	607,361	859,080
Other indirect taxes on operating revenues	93,811	167,462

	701,172	1,026,542

Current	356,720	443,348
Non-current	344,452	583,194

    The non-current portion refers to ICMS (State VAT), related to income from other services not directly related to telecommunications as from 1998, which the Company is challenging in court and for which escrow deposits are being made. It also includes the deferred ICMS arising on account of an incentive scheme offered by the government of the State of Paraná, which grants four years postponement without interest charges.

20. Dividends and employees’ profit sharing

	December 31,

	2002	2003

Controlling shareholder	19,141	38,660
Minority shareholders	230,635	284,034
Employees’ profit sharing	40,390	51,426

	290,166	374,120

(a) Includes R$37,972 in 2002 and R$34,345 in 2003 of unclaimed dividends from prior years, which will be reversed to retained earnings if not claimed within three years.

21. Loans and financing

	December 31,

	2002	2003

Financial institutions (a)	2,424,901	1,866,605
Debentures (b)	1,445,310	1,445,310
Other financing (c)	18,488	25,076
Hedge (g)	(19,337)	54,704
Accrued interest	306,805	398,307

	4,176,167	3,790,002

Current	591,874	1,696,958
Non-current	3,584,293	2,093,044

a. Financial institutions

    Financing from financial institutions denominated in local currency, as of December 31, 2003, bore fixed interest of 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 11.0% per annum at December 31, 2003) plus 3.85% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency, which was -15.69% per annum at December 31, 2003) plus 3.85% to 6.5% per annum, 100% and 109% of CDI (Interbank Deposit rate, which was 23.25% per annum at December 31, 2003) and IGP-M (General Market Price Index, which was 8.71% per annum at December 31, 2003) plus 12% per annum. In 2003 this resulted in an average rate of 16.3% per annum.

    Financing denominated in foreign currency bears fixed interest rate of 1.75% to 15.50% per annum resulting in an average rate of 4.85% per annum, and a variable interest rate of LIBOR plus 0.5% to 4.00% per annum, resulting in an average rate of 3.24% per annum. The LIBOR rate was 1.22% per annum on December 31, 2003 for semi-annual payments.

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

    As of December 31, 2003, no debentures issued by the Company had been repurchased.

c. Other financing

    Relates substantially to loans from suppliers of telecommunication equipment denominated in U.S. dollars that bear interest at either a fixed rate of 1.75% per annum or a variable rate of LIBOR plus 0.5% to 2.95% per annum.

d. Repayment schedule

    Non-current debt is schedule to be paid as follows:

2003

2005	755,434
2006	777,391
2007	520,628
2008	13,532
2009	12,688
2010	13,371
2,093,044

e. Interest Rate and Currency analysis

	Exchange rate at December 31, 2002 and 2003 (Units of one Brazilian real)	December 31,

		2002	2003

Floating Rate Debt:
Brazilian reais		3,960,688	3,613,108
U.S. dollars	3.5333 and 2.8892, respectively	176,620	154,202

		4,137,307	3,767,310

Fixed Rate Debt:
Brazilian reais		29	20,439
U.S. dollars	3.5333 and 2.8892, respectively	38,831	2,253

		38,860	22,692

		4,176,167	3,790,002

f. Covenants and guarantees

The loans from financial institutions require the Company to maintain certain financial ratios, which, if they are not met, present the creditors with the right to anticipate the maturity and require additional charges. During 2003, the Company amended its loan agreement with BNDES, modifying some covenants, in order to adjust them according to the actual market conditions. As of December 31, 2003, the Company was in compliance with all of its loan covenants.

    The loans and financing are guaranteed by the credits derived from the provision of telephone services.

g. Swap contracts

    As of December 31, 2003 the Company had R$201,350 (R$ 224,626 as of December 31, 2002) of debt denominated in U.S. dollars.

    The Company entered into several swap transactions in order to limit losses from fluctuations of the Brazilian real. The market risk on these swap contracts results from changes in the Brazilian deposit certificate rates (CDI) versus changes in the exchange rate. The main terms of these swap transactions are as follows:

(a)	The interbank deposit certificate rate is that quoted by CETIP (Central de Custódia e de Liquidação).

(b)	The change in the exchange rate is that quoted by the Brazilian Central Bank, plus an annual fixed interest rate of from 5.86% to 30.3% per annum.

    The details of the notional values and maturity periods are as follows:

2003

Number of contracts	48
Original value (U.S.$ thousand)	82,758

Maturity periods:
Up to 1 year	35,545
1 to 3 years	38,431

    The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

    The swap operations resulted in a loss of R$2,358, gain of R$28,874 and loss of R$83,188 during the years ended December 31, 2001, 2002 and 2003, respectively, which were recorded in financial expense and financial income, in that order.

22. Provisions for contingencies

The Company and its subsidiaries periodically perform an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, according to the circumstances, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Company’s legal counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases related to community telephony plans.

Classification by Risk Level

Contingencies with Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	Year ended December 31,

	2002	2003

Labor	316,334	424,097
Tax	11,905	65,970
Civil	60,985	208,911

TOTAL	389,224	698,978

Current	3,232	48,509

Noncurrent	385,992	650,469

Changes in the provision for the years ended December 31, 2001, 2002 and 2003, were as follows:

	Year ended December 31,

	2001	2002	2003

Beginning balances	390,874	378,478	389,224
Contingencies paid during the yea	(20,411)	(18,413)	(50,192)
Additional provisions	50,558	55,475	387,209
Reversal of provisions	(42,543)	(26,316)	(27,263)

Ending balances	378,478	389,224	698,978

Labor

There was a increase in labor contingences in 2003 of R$107,763. The composition of this increase arises, mainly, from monetary restatement in the amount of R$42,424 and from the revaluation of the cases, especially in the Rio Grande do Sul Branch (former CRT), whose main objects refer to additional remuneration for hazardous activities and salary readjustments resulting from collective agreements, in a total amount of R$71,000. Moreover, there were reversals of provisions, favorable to the Company, in the amount of R$13,116.

The main objects that affect the provisions for labor claims are the following:

(i)

Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)

Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)

Career plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

Tax

During 2003 there was an increase of R$54,065 due, mainly, to notifications related to the collection of the education allowance, differential in rate of ICMS in interstate acquisitions, incorrect compensation of tax losses, non-collection of social security and CPMF taxes, in the amount of R$42,019. Also the provision for lawyers’ success fees and monetary updating contributed for the increase recorded in 2003, in total amount of R$15,533. Due to revaluations of the cases during the year a total of R$15,701 was reversed from the provision.

The main lawsuits provided for are as follows:

(i)	Social security - Related to the non-collection of social security education allowance;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses;

(iii)	State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv)	CPMF - Non-collection of the contribution on financial activities.

Civil

The increase in 2003 in the amount of R$147,926 for consolidated is represented, mainly, by the increase of R$157,000 related to civil lawsuits of the former CRT, merged by the Company, monetary restatement in the amount of R$11,583 and reductions of R$24,282, related to write-offs due to revaluations.

The lawsuits provided are the following:

(i)

Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)

Contracts of Financial Participation - The position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)

Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	Year ended December 31,

	2002	2003

Labor	440,798	625,266
Tax	570,460	863,967
Civil	253,771	740,640

TOTAL	1,265,029	2,229,873

Labor

The increase in labor contingencies in 2003, of R$184,468 is attributed, mainly, to monetary restatements in the amount of R$86,941 and for the filing of new lawsuits in the amount of R$158,787, and pointing out that there were revaluations which had resulted in a reduction of R$75.039.

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, the following demands also contribute to the aforementioned amount:

(i)	Petition for remunerative consideration for hours of works supposedly exceeding the normal working hours agreed upon between the parties; and

(ii)	Petition for application of a regulation that stipulated the payment of a percentage on the Company’s profits, attributed to the Santa Catarina Branch.

Tax

The increase occurring in 2003 of R$293,507 refers, mainly, to the following amounts and respective objects: R$209,445 related to ISS not collected and/or under-collected, R$107,666 related to an interstate differential rate of ICMS (State VAT), R$45,364 related to ICMS on the international calls, R$19,265 related to immunity from COFINS, R$9,851 related to social security contribution and workers’ compensation insurance, R$9,618 related to income tax at source on hedge and swap operations, and also taking into consideration R$18,721 related to success fees. It should be mentioned that the monetary restatement totaled R$107,841 and there were reductions for revaluation or reversion favorable to the Company in the amount of R$249,066.

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS (State VAT) - On international calls;

(ii)	ICMS (State VAT) - Differential of rate in interstate acquisitions;

(iii)	ICMS (State VAT) - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	ISS (Service Tax) - Not collected and/or under-collected;

(v)	IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi)	INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii)	COFINS - REPASS; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase for consolidated occurring in 2003 was R$486,869 and is represented, mainly, by an increase of R$398,830 related to shares originating in a capitalization process where a larger number of shares in the capital is demanded in relation to that which was issued, as well as corresponding dividends claimed. The increase also is composed of monetary restatements in the amount of R$59,851.

The main lawsuits are presented as follows:

(i)

Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumer nature;

(iii)

Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with Remote Risk

    In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$1,294,159 (R$717,097 in 2002).

Management does not believe that the ultimate outcome of any litigation described above will have a material adverse effect on the Company’s financial position, or results of operations after consideration of the provisions described above.

Letters of Guarantee

The Subsidiary Brasil Telecom S.A. has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$124,947. Most of these contracts, representing 84%, have a stated period for termination during 2004 and the remainder is for an indeterminated period of time. The remuneration for these contracts varies between 0.74% p.a. and 2.00% p.a..

The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 22.

23. Provision for pensions and other benefits

a. Pension and other post employment benefit plans

Brasil Telecom sponsors various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System, and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000.

The status of each plan is reviewed annually by independent actuaries at the balance sheet date. In the case of defined benefit plans, immediate recognition is given to actuarial gains and losses and as from 2001 the Company has established a liability in the balance sheet for the deficits of those plans showing deficits, following the requirements of CVM Instruction Nr. 371/00. In the case of plans that show surpluses, no assets are recognized due to the legal impossibility of distributing the surpluses.

Details of the pension plans are as follows:

a.1 SISTEL

a.1.1 Description of the plans

PBS-A - Defined benefit pension plan and PAMA - Retirees’ health care plan

The Company, together with other companies, sponsors a defined benefit private pension plan and a post-retirement benefit health care plan managed by Fundação SISTEL de Seguridade Social ("SISTEL"), the PBS-A and PAMA plans. Until December 1999, all sponsors of the plans managed by SISTEL were jointly and severally liable as to these plans. On December 28, 1999, the sponsors negotiated conditions to create plans individualized by sponsor with the maintenance of joint and several liability only for the participants already receiving benefits. This restructuring of SISTEL was approved by the government regulator, the Supplementary Pensions Secretariat (“SPC”), on January 13, 2000.

The PAMA plan was subsequently expanded to cover all the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV (see below) on December 31, 2001, except for those in the PBT-BrT plan. According to legal and actuarial opinions, the sponsor's liability for contributions to the PAMA plan is exclusively limited to 1.5% of the payroll of active participants.

TCSPREV - Defined contribution plans

This defined contribution plan and settled benefits plan was introduced on February 28, 2000, with the adherence of around 80% of employees at that time. On December 31, 2001, all the other pension plans sponsored by the Company and managed by SISTEL were transformed into defined contribution plans with settled benefits and were merged into TCSPREV. The reorganization was subsequently approved by the SPC. The plans that were merged into TCSPREV were the PBS-TCS, PBT-BrT, the BrT Management Agreement plan and the Supplementary Plan for the Paraná branch employees. TCSPREV currently serves around 74% of active employees.

PAMEC-BrT - Health-care plan

This health care plan covers retirees in the PBT-BrT pension plan, which was incorporated into the TCSPREV plan on December 31, 2001.

a.1.2 Contributions

PBS-A - Defined benefit pension plan and PAMA - Retirees’ health care plan

Contributions to the PBS-A plan are only required in case of an actuarial deficit. As of December 31, 2003, the PBS-A plan was in surplus.

The PAMA plan is maintained with contributions of 1.5% of the payroll of active participants linked to the PBS plans, segregated and sponsored by the several SISTEL sponsors.

TCSPREV - Defined contribution plan

Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine costs. In the case of the PBS-TCS defined benefit plan group, the Company’s contribution was 12% of the payroll of the participants, whilst the employees' contribution varied according to the age, service time and salary. In the remaining TCSPREV defined contribution plan groups, the contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant's salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Company. The Company is responsible for the administrative cost of the plan and disbursement of the benefits. In 2003 contributions by the Company to the TCSPREV group represented on average 7.31% of the payroll of the plan participants whilst the average employee contribution of plan participants was 6.58% (2002, 7.14% and 6.75% respectively).

PAMEC-BrT - Health-care plan

Contributions for this plan were fully paid in July 1998.

a.2 FCRT

a.2.1 Description of the plans

BrTPREV plan

The BrTPREV plan was introduced on October 21, 2002 as a defined contribution and settled benefits plan to provide supplementary pension benefits to employees of the former CRT. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wished to participate in the sponsored complementary social security plans. BrTPREV currently covers approximately 25% of employees.

Brasil Telecom Founder and Alternative plans

The Brasil Telecom Founder and Alternative plans are defined contribution and settled benefit plans, now closed to the entry of new participants.

a.2.2 Contributions

BrTPREV plan

Contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant's salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Company. The Company is responsible for the administrative cost of the plan and the disbursement of the benefits. In 2003 contributions by the Company represented on average 6.79% of the payroll of the plan participants, whilst the average employee contribution was 5.87% (2002 1.32% and 1.34% respectively).

Brasil Telecom Founder and Alternative plans

The regular Company contributions in 2003 to the Founder plan were an average of 5.43% of the participants’ payroll. Employees contributed at variable rates according to age, service time and salary, at an average rate in 2003 of 5.18% (2002 – 7.87%). In the Alternative Brazil Telecom plan, the participants also pay an entrance fee, depending on age when joining the plan.

The technical deficit corresponding to the current value of the Company's supplementary contribution, due to the actuarial deficiency of the plans managed by FCRT, must be amortized within the maximum established period of 20 years as from January 2000, in accordance with the requirements of the Pensions regulator. Of the maximum period established, 18 years still remain for complete settlement.

a.2.3 Resolution CVM 371/2000

In accordance with CVM resolution 371/2000, Brasil Telecom S.A. recognized the entire actuarial deficit of R$490,744 of the FCRT plan at December 31, 2001 directly in shareholders' equity, net of the corresponding taxes. The net amount recorded in shareholders’ equity was R$ 490,744 together with the corresponding tax benefit of R$ 162,362.

As a result of a new actuarial valuation of these plans at December 31, 2003 the deficit increased to R$ 504,404 (R$501,840 in 2002) and consequently the liability was increased to the same amount, the difference was charged to expenses.

a.3 Status of the SISTEL and FCRT plans

The status of the SISTEL and FCRT plans at December 31, 2002 and 2003 is presented below, in accordance with CVM Resolution 371/2000:

	FCRT - BrTPREV		SISTEL - TCSPREV

	2002	2003	2002	2003

CONCILIATION OF ASSETS AND LIABILITIES

Actuarial liabilities with benefits granted	772,989	891,269	154,657	145,934
Actuarial liabilities with benefits to be granted	149,161	99,483	349,072	273,001
(-) Payments of defined contributions	-	-	-	(137,132)
(=) Total present value of actuarial liabilities	922,150	990,752	503,729	281,803
Fair value of plan assets	(420,310)	(486,348)	(503,729)	(573,834)
(-) Payments of defined contributions	-	-	-	137,132
Fair value of plan assets	(420,310)	(486,348)	(503,729)	(436,702)

(=) Net Actuarial Liability/(Asset)	501,840	504,404	-	(154,899)

CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)

Present value of actuarial liability - beginning of period(1)	958,877	922,150	491,091	503,729
Cost of interest(1)	14,210	163,035	-	84,790
Current service cost	12,717	6,502	30,752	33,827
Current service cost of the sponsor(1)	3,090	6,502	16,247	33,827
Current service cost of the participants	9,627	-	14,505	-
Net benefits paid(1)	(142,003)	(125,634)	(45,399)	(38,629)
Administrative cost of the plan	(5,029)	-	(5,386)	-
Actuarial (gain) or loss on actuarial liability	83,378	24,699	32,671	(164,782)
Value of the liability at the end of the year in respect of defined contributions received	-	-	-	(137,132)

Present value of actuarial liability – end of period	922,150	990,752	503,729	281,803

Fair value of plan assets at the beginning of the period(1)	468,133	420,310	491,091	503,729
Expected income from plan assets	-	98,832	-	80,457
Regular contributions received by the plan	13,412	2,380	30,490	28,277
Sponsor(1)	3,785	149	15,985	13,935
Participants(1)	9,627	2,231	14,505	14,342
Amortization contributions received from the sponsor	14,210	90,460	-	-
Other funds collected	1,125	-	-	-
Payment of benefits(1)	(142,003)	(125,634)	(45,399)	(38,629)
Administrative expenses of the plan	(6,154)	-	(5,124)	-
Actuarial gains on plan assets	71,587	-	32,671	-
Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	-	(137,132)

Fair value of plan assets at the end of the period	420,310	486,348	503,729	436,702

(=) Value of the Net Actuarial Liabilities/(Assets) (2)	501,840	504,404	-	(154,899)

(1)	TCSPREV Plan: This includes contributions to both the defined benefit and defined contribution plans.
(2)	The Company does not recognize an asset when the plan is in surplus.

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS

Current service cost	12,717	6,353	30,752	33,827
Contributions from participants	(9,627)	(2,231)	(14,505)	(14,342)
Cost of interest	14,210	163,035	-	-
Income from plan assets	-	(98,832)	-	-
Actuarial losses recognized	11,791	24,699	-	-

Total expense recognized	29,091	93,024	16,247	19,485

PRINCIPAL ACTUARIAL ASSUMPTIONS USED

Discount rate for actuarial liability	6%		6%

Total income expected from plan assets	17.68%	16.18%	17.68%	11.83%

Estimated index for salary increase	-	2%	N/A	2%

Mortality table	UP84		UP84+1	ATM 2000 M

Disability table	Álvaro Vindas		Mercer Disability	Álvaro Vindas

Mortality rate of disabled	IAPB-57		IAPB-57	IAPB-57

Turnover	-	-	N/A	0.15/(working time +1, if <50 years)

Retirement age	60 years		60 years

Inflation rate	11.02%	9.60%	11.02%	5.00%

    N/A: Not Applicable

Supplementary information - 2003

a)	The plan assets are the position on November 30, 2003. With reference to BrTPREV the assets were projected to December 31, 2003.
b)	The data used is from September 30, 2003 and October 31, 2003 for TCSPREV and BrTPREV, respectively. Such data was projected to December 31, 2003, for both the plans.

	SISTEL - PBS-A		SISTEL - PAMEC

	2002	2003	2002	2003

RECONCILIATION OF ASSETS AND LIABILITIES

Actuarial liabilities with granted benefits	430,459	514,254	844	2,651
Actuarial liabilities with benefits to grant	-	-	-	27
(=) Present value of actuarial liabilities	430,459	514,254	844	2,678
Fair value of plan assets	(542,744)	(614,450)	(844)	(992)

(=) Net actuarial liability/(asset)	(112,285)	(100,196)	-	1,686

CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)

Present value of actuarial liability - beginning of period	412,664	430,459	710	844
Cost of interest	44,826	46,683	43	147
Current service cost	-	-	-	1
Current service cost of sponsor	-	-	-	1
Net benefits paid	(36,731)	(40,283)	(26)	(5)
Administrative cost of plan	-	-	(2)	-
Actuarial (gain) or loss on actuarial liability	9,700	77,395	119	1,691

Present value of actuarial liability – end of period	430,459	514,254	844	2,678

Fair value of plan assets at the beginning of the period(1)	472,118	542,744	710	844
Income from plan assets	107,357	111,989	43	153
Payment of benefits	(36,731)	(40,283)	(26)	(5)
Administrative expenses of the plan	-	-	(2)	-
Actuarial gains (losses) on plan assets	-	-	119	-

Fair value of plan assets at the end of the period	542,744	614,450	844	992

(=) Value of the Net Actuarial Liabilities/(Assets) (2)	(112,285)	(100,196)	-	1,686

(2)	The Company does not recognize an asset when the plan is in surplus.

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS

Constitution of the actuarial liabilities	-	-	-	1,686

Total expense recognized	-	-	-	1,686

PRINCIPAL ACTUARIAL ASSUMPTIONS USED

Discount rate for actuarial liability	6%		6%

Total income expected from plan assets	14.45%	11.30%	17.68%	11.30%

Estimated index for increase in benefits	5.00%	5.00%	-	5.00%

Mortality table	UP84	UP84 + 1	EB7/75	UP84 + 1

Disability table	N/A		Álvaro Vindas	Mercer Disability

Mortality rate of disabled	N/A		Exp. Ex. CAP	IAPB-57

Starting age for benefits	N/A		100% on retirement

Inflation rate	5.00%	5.00%	11.02%	5.00%

N/A: Not Applicable

Supplementary information - 2003

a)	The assets of the plans are the position for November 30, 2003.
b)	The data used is for September 30, 2003, projected to December 31, 2003.

b. Stock option plans

On April 28, 2000 the shareholders approved a stock option plan for officers and employees. A maximum of 10% of each kind of Company stock may be used for the plan. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. Administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided to grant options using only preferred stock. The plan is divided into two separate programs:

b.1 Program A:

This program is granted as an extension of management’s performance objectives for the Company established by the Board of Directors for a five-year period. Up to December 31, 2003, no stock had been granted under this program.

b.2 Program B:

The exercise price of the option is established by the management committee having as reference the market price of 1000 shares in the date of granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The first grant of stock options under Program B occurred on December 17, 2002 with 622,364 options issued. The second grant of options occurred on December 19, 2003 with 308,033 options. 22, 298 options of the first grant lapsed during the year.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

Vesting can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related to the general plan to grant stock options is summarized below:

	2002		2003
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Opening balance	-	-	622,364	11.34
Granted	622,364	11.34	308,033	12.48
Lapsed options	-	-	(22,928)	11.34
Closing balance	622,364	11.34	907,469	11.73

    None of the options granted had been exercised as of the balance sheet date and the balance of the options represents 0.17% the total outstanding stocks at that date (0.12% in 2002).

    Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, for the Company would be R$829 (R$35 in 2002).

    c. Other employee benefits

    Other benefits granted to employees include private health and dental care plans, meal allowances, group life insurance, occupational accident insurance, sickness allowance and transportation subsidies.

24. Shareholders’ equity

a. Share capital

    Authorized capital stock as of December 31, 2002 was 700 billion shares. The Company’s issued and paid up capital stock is comprised of preferred shares and common shares, all without par value, as shown in the table below:

	In thousands of shares

	Common	Preferred	Subtotal	Treasury Shares	Total

Number of shares as of December 31, 1999	124,369,031	210,029,997	334,399,028	-	334,399,028
Issuance of shares	-	9,833,514	9,833,514	-	9,833,514

Number of shares as of December 31, 2000	124,369,031	219,863,511	344,232,542	-	344,232,542
Issuance of shares	4,090,848	-	4,090,848	-	4,090,848

Number of shares as of December 31, 2001	128,459,879	219,863,511	348,323,390	-	348,323,390
Issuance of shares	3,203,638	-	3,203,638	(692,000)	2,511,638

Number of shares as of December 31, 2002	131,663,517	219,863,511	351,527,028	(692,000)	350,835,028

Issuance of shares	2,368,171	2,806,677	5,174,848	(788,800)	4,386,048

Number of shares as of December 31, 2003	134,031,688	222,670,188	356,701,876	(1,480,800)	355,221,076

    The capital may be increased only by a decision taken at a shareholders’ meeting in connection with the capitalization of profits or reserves previously allocated to capital increases at the shareholders’meeting.

    The preferred shares are non-voting except under limited circumstances and are entitled to a minimum preferential non-cumulative dividend of 6% of the capital value per share or, as from 2002, 3% of the net book value per share, whichever is greater. Also the preferred shares have priority over the common shares in the case of liquidation of the Company. Under Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b. Treasury Stock

    On December 31, 2003, 788,800 thousand common shares were held in treasury (692,000 at December 31, 2002). These treasury shares are derived from the stock repurchase program.

    On October 1, 2002 the Company's Board of Directors approved a proposal to repurchase preferred and common stock under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized limit for the repurchase was 6,161,061 thousand common shares and 21,986,351 preferred shares, corresponding to 10% of the common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from October 2, 2002.

    The quantity purchased was 1,480,800 thousand common shares, the weighted average, minimum and maximum costs were R$ 14.08, R$ 12.40 and R$ 17.00 per thousand shares respectively. The total amount paid was R$ 11,671.

    None of the common shares acquired were sold during the 2002 financial year.

    On December 31, 2003, the Company's common stock was quoted on the BOVESPA exchange at R$ 18.25 per thousand shares. The common stock held in treasury represented R$ 27,025, quoted at the market value on that date.

c. Capital Reserves

    Reserve for Share Subscription Premium

    This reserve arose from the difference between the amount paid on subscription and the value of the corresponding capital.

    Special Goodwill Reserve

    This The Special Goodwill Reserve arose out of the corporate restructuring described in Note 1 and represents the value of the tax benefits which it management believe, will be generated by future amortization of the goodwill. Each year an amount of the reserve, corresponding to the realized benefit may be capitalized, to the benefit of the controlling shareholder, by the issue of new shares. Minority shareholders are ensured the right to preference, in proportion to their respective holdings in type and class of shares, and the consideration for such acquisitions as they choose to make, will be paid to the controlling shareholder in accordance with the terms of CVM instruction 319/99, 320/99 and 349/01. In 2001 and 2002 shareholders meetings approved capital increases of R$23,692 and R$24,970, respectively, corresponding to the 2000 and 2001 realized portion of such tax benefits.

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

    Unrealized profit reserve

    This reserve represents income recognized but not yet received relating to net gains on indexation through December 31, 1995 and to adjustments to investments valued on the equity basis. The realization of this reserve will occur when fixed assets are depreciated or disposed of and as dividends or other distributions are received from the subsidiary company’s. Realization of this reserve is transferred to retained earnings.

In 2003, the Company reversed R$627,753 (R$353,659 in 2002), according to its current policy for common and preferred shareholders remuneration.

e. Dividends and interest on Shareholders’ Equity

    Pursuant to its by-laws and Brazilian Corporation Law, the Company is required to distribute as dividends in respect of each fiscal year ending December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income on such date. Under Brazilian Corporation Law, the definition of Adjusted Net Income is as follows: statutory net income reduced by amounts allocated to legal reserve, unrealized profits reserve (if any) and contingency reserve (if any), and increased by the realized portion of the unrealized profits reserve and by any reversals of the reserve for contingencies. The annual dividend distributed to holders of preferred shares (the ''Preferred Dividend'') has priority in the allocation of adjusted net income as mentioned in Note “23.a”above. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares.

    Brazilian corporations may make payments to shareholders characterized as interest on on shareholders’equity (the “JSCP”). The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2002 and 2003 as JSCP. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes and is deducted from compulsory dividends, net of withholding income tax.

    The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporation Law and the Company’s by-laws are shown in the table below:

	2002	2003
Net income (loss) of the year	148,473	(168,647)
Adjustments necessary to reach net income (loss) on a Brazilian Corporation Law basis	294,968	853,316
Realization of unrealized profit reserve	353,659	87,250
Transfer to legal reserve	(22,172)	(7,208)
Adjusted net income	774,928	764,711
Minimum dividends - 25%	193,732	191,178

Dividends attributable to preferred and common shareholders in identical conditions were:

	2002	2003
	3% OF SHAREHOLDERS’ EQUITY	3% OF SHAREHOLDERS’ EQUITY
COMMON	72,562	71,338
PREFERRED	121,170	119,840
TOTAL	193,732	191,178

    Interest on shareholders’ equity – JSCP

    The Company credited Interest on Shareholders’ Equity to its shareholders according to the stock position on the date of each credit made during the financial year. The JSCP Interest on Shareholders’Equity was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders' meeting. In 2001 the Company did not credit interest on capital to its shareholders.

	2002	2003
INTEREST ON SHAREHOLDERS’ EQUITY (JSCP) CREDITED TO SHAREHOLDERS
COMMON STOCK	59,884	82,270
PREFERRED STOCK	99,416	137,930
	159,300	220,200
WITHHOLDING TAX (IRRF)	(23,895)	(33,030)
JSCP, NET	135,405	187,170

Allocation of interest on shareholders’ equity to the compulsory dividend was:

	2002	2003
MINIMUM COMPULSORY DIVIDENDS	193,732	191,178
LESS
INTEREST ON CAPITAL, NET OF IRRF	(135,405)	(187,170)
SUPPLEMENTARY DIVIDEND IN ADDITION TO INTEREST ON CAPITAL	58,327	4,008

TOTAL DIVIDENDS PER THOUSAND SHARES (IN REAIS)	2002	2003
COMMON	0.551115	0.538194
PREFERRED	0.551115	0.538194

25. Expansion plan contributions

    Expansion plan contributions were the means by which Brazilian telecommunication companies financed the growth of their telecommunications network up to July 1997. Contributions were made by company’s or individuals wishing to be connected to the national telephone network. The Company’s' expansion plan contribution program was terminated, with no new contracts being signed after June 30, 1997. The remaining balance as of December 31, 2002 and 2003, R$8,159 and R$7,974 presented within “other non-current liabilities” in the consolidated balance sheet, arose from plans realized before termination, the corresponding net assets of which are already included in the Subsidiary’s fixed assets through the Community Expansion Plan. The Subsidiary must await final court decisions arising from lawsuits filed by interested parties before the corresponding shares can be issued.

26. Transactions with related parties

    Transactions with related parties refer to operations with the parent company, Solpart Participações S.A. and the subsidiaries Nova Tarrafa Participações Ltda. and Brasil Telecom S.A., as well as their subsidiaries.

    Transactions between related parties and the Company are carried out on an arms-length basis. The principal transactions are:

a. Solpart Participações S.A.

    Dividends and interest on Shareholders’ Equity

    R$ 38,989 (R$ 25,820 in 2001) of the dividends credited in 2002 were allocated to the parent company.

b. Brasil Telecom S.A. (balances and transactions have been eliminated in the consolidated financial statements)

    Dividends/Interest on Capital

    The Subsidiary credited interest on capital to the Company in the amount of R$ 162,425 (R$ 213,367 in 2002). The balance of this asset as of December 31, 2002, net of withholding income tax, is R$ 138,062 (R$ 181,362 as of December 31, 2002).

    Loans to Subsidiary

    The receivable that arose at the time of the Telebrás spin-off is indexed to the US dollar, bears interest at 1.75% per year, and amounted to R$ 89.653 at December 31, 2003 (in 2002, R$ 120,081). The charge to financial loss amounted to R$ 18,965 in 2003 (R$ 44,591 in financial income in 2002).

    Debentures

    On January 27, 2001, the Subsidiary issued 1,300 private nonconvertible debentures at a unit price of R$ 1,000, in the total amount of R$ 1,300,000, for the purpose of funding part of its investment program. The entire issue of debentures was acquired by the Company. The face value of these debentures will be amortized in three installments equivalent to 30%, 30% and 40%, with maturity on July 27, 2004, July 27, 2005 and July 27, 2006, respectively. The remuneration of the debentures is equivalent to 100% of CDI, paid semiannually. As of December 31, 2003, the asset is R$ 1,408,190 (R$1,405,228 in 2002) and charges recognized in expenses for 2003 represent R$ 286,911 (R$ 236,356 in 2002 and R$26,686 in 2000).

Accounts Receivable and Accounts Payable

Arising from transactions related to the use of installations and logistic support. As of December 31, 2003, the balance receivable is R$157 (R$663 payable at December 31, 2002) and the amounts booked against the profit and loss accounts in 2003 represents R$2,301 (R$2,352 in 2002 and R$ 2,466 in 2001) of Operating Expenses and R$256 in 2002 R$ 4,182 in 2001 of Operating revenue.

Other related parties

Advance for Future Capital Increase

Funds for future capital increase in equity accounted investments or investments stated at cost as of December 31 were as follows:

PARENT COMPANY CONSOLIDATED
INVESTOR	AFAC INVESTEE	2002	2003
	MINORITY INVESTMENTS
Brasil Telecom S.A.	Vant Telecomunicações S.A.	1,809	6,965
TOTAL		1,809	6,965

27. Commitments

a. Capital expenditure

At December 31, 2003, the Company had capital expenditure commitments in the amount of R$117,694, which is expected to be invested during 2004. These commitments are in relation to the continuing expansion and modernization of the Company’s plant, including transmission equipment and data transmission equipment.

b. Services rendered due to acquisition of assets

BrT SCS Bermuda acquired fixed assets from a third party company. Concurrently with the assets acquired, basically underwater cables, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the supplying of such assumed services is around twenty years.

28. Insurance (not audited)

    The Company has insurance covering operational risks, loss of profit, guarantee on contractual commitments, comprehensive general liability (including officers’ liability), national and international cargo, vehicle and life. At December 31, 2003, in the opinion of management, all significant and high-risk assets and obligations were insured.

29. Fair value of financial instruments and risk analysis

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

a. Fair Value of current assets and liabilities

    The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable and short-term financing approximates fair value due to the short maturity of these instruments.

b. Foreign currency loans and financing (primarily exchange rate risk)

    The Company and the Subsidiary have loans and financing contracted in foreign currency with risk related to the possibility of fluctuations in exchange rates which may increase the balance of these liabilities. Loans subject to this risk represent 3.9% of total loans and financing (5.4% in 2002). To protect it from foreign currency risk, the Company and the Subsidiary enters into foreign currency swap contracts with financial institutions. Of its debts in foreign currency, 30% are covered by swap contract agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2003, consolidated net losses totaled R$83,188 (net gains of R$28,874 in 2002).

    The book and market values of the foreign currency loans and financing and the swap contracts as of December 31, 2002 and 2003 was as follows:

	2002		2003
	Book value	Market value	Book value	Market value
Liabilities
Loans and financing	243,964	228,768	146,645	140,413
Swap contracts	(28,514)	(27,980)	9,809	(4,920)
TOTAL	215,450	200,788	156,454	145,333
Current	46,472	41,443	43,384	39,572
Non-current	168,978	159,345	113,070	105,761

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

c. Local currency loans and financing (primarily interest rate risk)

    The Subsidiary has loans and financing contracted in local currency, subject to interest rates linked to various reference rates (TJLP, UMBNDES, CDI, etc) with the risk of fluctuations in these rates. The Subsidiary has contracted derivative contracts to hedge 79% (75% in 2002) of its liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the basket of currencies, which determine the UMBNDES interest rate. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

    The book and market values of the loans and financing in local currency as of December 31, 2002 and 2003 is as follows:

	2002		2003
	Book value	Market value	Book value	Market value
Liabilities
Loans linked to TJLP (including debentures)	2,693,835	2,693,835	2,417,518	2,417,518
Loans linked to UMBNDES	307,413	307,413	209,011	209,011
CDI	924,617	924,617	919,947	919,947
Loans linked to IGPM	25,647	25,647	21,739	21,739
Other loans	29	29	20,438	20,438
Swap contracts	9,176	(858)	44,895	3,239
TOTAL	3,960,717	3,950,683	3,633,548	3,591,892
Current	545,402	535,368	1,653,574	1,611,918
Non current	3,415,315	3,415,315	1,979,974	1,979,974

    Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those when they were contracted. A hypothetical unfavorable variation of 1% in the aforementioned rates, would result in a negative impact on income of approximately R$ 5,770.

    The fair value of the swap contracts was estimated using specific data available for these financial instruments, including using prices currently charged to enter into similar agreements, or discounting projected cash flows at market discount rates that reflect the credit, interest associated with these financial instruments.

30. Subsequent events

a. Execution of obligations of universalization (unaudited)

    Under terms of the legislation, by which the Federal Government granted concessions for the operation of fixed line telephony in Brazil, the country was divided into 3 regions and the Company had until 2003, the concession to operate only in Region II.

    On January 19, 2004, through an announcement in the Official Gazette, ANATEL recognized that the Company had achieved compliance with the minimum coverage requirements established for its concession area in the Brazilian government’s General Plan for Universal Goals - (PGMU), prior to the deadline of December 31, 2003. Consequently, the restriction that would have prohibited the Company, its controlling corporations, subsidiaries and associated companies from providing telecommunications services in other areas, without new authorizations from the regulator, ceases to have effect. In the same publication, ANATEL issued authorizations to the Company to offer STFC services in the following service modalities and areas: (i) Local and National Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Plan of Grants (“PGO”); and (ii) International Long Distance calls, in Regions I, II and III of the PGO.

b. Acquisition of interests in MTH do Brasil Ltda. and Vant Telecomunicações S.A.

    On January 20, 2004, BrT gave notice to (i) MetroRED Telecommunications Group Ltd. (“MetroRED”) and FTT Ventures Limited (“FTT”) of its intention to exercise its option to purchase 80.1% of the corporate capital of MTH do Brasil Ltda. (“MTH”), which holds 99.9% of the corporate capital of MetroRED Telecomunicações Ltda. (“MetroRED Brasil”), under the terms of the Option Agreement entered into on February 17, 2003, and (ii) Aescom Sul Ltda. (“Aescom”) of its intention to exercise the option to purchase 80.1% of the corporate capital of Vant Telecomunicações S.A. (“Vant”) under the terms of the Option Agreement entered into on December 5, 2001.

    The transfer of control of MetroRED and Vant to BrT was approved at the Meetings of the Board of Directors of the National Telecommunications Agency – Anatel held on April 28, 2004 and May 5, 2004, respectively.

    Accordingly, on May 13, 2004 MetroRED and FTT have executed instruments that transferred to BrT quotas representing 80.1% of the corporate capital of MTH and 1 (one) quota of MetroRED Brasil, and receive in exchange a price of US$51 million. Likewise, Aescom has on May 13, 2004 executed instruments that transferred to BrT shares representing 80.1% of the corporate capital of Vant, and receives in exchange a price of R$15,575,284.80 (fifteen million, five hundred and seventy-five thousand, two hundred and eight-four Brazilian reais and eighty cents). Upon conclusion of these transactions, BrT became the direct and indirect holder of the entire corporate capital of MTH and consequently of MetroRED Brasil, and of the entire corporate capital of Vant.

    MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 339 km of local networks in São Paulo, Rio de Janeiro, and Belo Horizonte and 1,485 km of long distance network connecting these three major metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

    Vant is a service provider company for corporate networks, founded in October 1999. Initially with focus on TCP/IP networks, Vant began in Brazil with a network 100% based in this technology. Vant operates throughout Brazil, and is present in the main Brazilian capitals and offers a wide portfolio of voice and data products.

    The acquisition of MetroRED and Vant has a fundamental role in BrT’s strategy for expansion beyond Region II, in light of their position in the corporate market, their focus on data transmission services and the fact that their networks complement BrT’s.

c. Credit of Interest on Shareholders’ Equity - JSCP

    The Management of the Company decided on January 30, 2004, by delegation of the Board of Directors in a meeting held on December 12, 2003, to pay Interest on Shareholders’ Equity (JSCP) in the amount of R$75,000 (R$63,750 net of withholding tax - IRRF). The date determined for the accounting recognition of the JSCP is January 30, 2004. The JSCP can be imputed to the dividends for 2004 that will be subject to the approval of the shareholders’ general meeting to be held in 2005, which will decide the date of payment.

d. Funding of Resources with Issuance of Bonds

    The Company began on offer on February 9, 2004 for the placement of bonds, in the total value of US$200 million, with maturity in 2014, remunerated at the rate of 9.375% per year payable each six months. The payment of the principal will always fall on the dates of August 17 (of 2004 for the first payment) and February 17 (of 2014 for the last payment). The placement was private, destined to institutional investors and the leadership of the operation fell to Citigroup. The closing of the operation occurred on February 17, 2004, when the legal instruments related to the operation were signed, with the consequent financial settlement. The funds will be use for the Company’s capital investment program, related to 2004 and 2005.

e. Acquisition of interests in Internet Group Limited (“iG”)

    In response to the binding offers sent by Brasil Telecom S.A., in compliance with the deliberation wich occurred in the Board of Directors’ meeting held on December 18, 2003, for the acquisition of the shares of Internet Group Limited (“iG”), acceptance confirmations were received from the following shareholders on May 18, 2004: GP Holdings Inc.; Global Internet Investments; Digital Network Investments Ltd.; Andrade Gutierrez Contractors; Infinity Trading Ltd.; NG9 Internet Investments; Blue Star I, LLC; TH Lee Putnam Parallel Ventures, LP; TH Lee Putnam Ventures, LP; THLi Coinvestments Partners, LLC; UBS Capital Americas III, LP; UBS Capital Americas Nominees B.V.; Ideas & Solutions; Al Nahda Investment, Dunial Khazal Company, and company management.

    The transactions represent the acquisition of different classes of shares, with and without voting rights, equivalent to 63% of iG’s corporate capital in the amount of US$100.7 million, with an implied value of US$137.7 million for 100% of iG shares, and consider that iG has a cash position of approximately US$16 million. Including the stake of 9.45% already held by Brasil Telecom Participações S.A., both Companies together will control 72.45% of iG’s corporate capital.

    The acquisitions are subject to the fulfillment of certain usual terms concerning transactions of this nature, including due diligence and the negotiation of final contract agreements, as well as the necessary approval by the ruling authorities.

    With these acquisitions, Brasil Telecom positions itself as the leader in the Brazilian Internet market and consolidates its strategy to offer integrated and convergent telecommunications services.

31. Summary of the differences between Brazilian GAAP and U.S. GAAP

    The consolidated financial statements have been prepared in accordance with Brazilian generally accepted accounting principles (“Brazilian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

    The following is a summary of the significant policies and adjustments to net income (loss) and shareholders’ equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between Brazilian GAAP and U.S. GAAP:

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

    Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was calculated, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to self-funding being credited to capital reserves. Starting 1999, Brazilian GAAP required capitalization of interest on loans specifically related to financing of construction in progress, and interest on self-financing is no longer allowed.

    Under U.S. GAAP, in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) Nr. 34, “Capitalization of Interest Cost,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

    The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31

	2001	2002	2003

Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (Interest accrued on loans , except in years when total loans exceeded total construction-in-progress, when
capitalized interest was reduced proportionately)	229,234	262,767	103,267

Accumulated capitalized interest on disposals	(9,967)	(19,678)	(158,413)

	219,267	243,089	(55,146)

Less Brazilian GAAP capitalized interest:
Interest capitalized and credited to income under Brazilian GAAP
(Up to the limit of interest incurred on loans obtained for
financing capital investments)	(247,380)	(127,979)	(61,330)
Accumulated capitalized interest on disposals	22,001	39,330	274,152

Total capitalized interest under Brazilian GAAP	(225,379)	(88,649)	212,822

U.S. GAAP difference	(6,112)	154,440	157,676

	2001	2002	2003

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	223,769	223,498	225,950
Less: Amortization under U.S. GAAP	(106,913)	(120,634)	(133,679)
Difference in accumulated amortization on disposals	(13,712)	(24,314)	(146,134)

U.S. GAAP difference	103,144	78,550	(53,863)

b. Dividends and interest on shareholders’ equity

    Although under Brazilian Corporation Law proposed dividends require approval at a shareholders’meeting, under Brazilian Corporation Law they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accrued for under US GAAP, if such proposed dividends is subject to approval at the annual Shareholders’ Meeting. There was no such excess in 2001, 2002 or 2003.

c. Pensions and other post-retirement benefits

Refer to Note 32.a for a discussion of differences between Brazilian GAAP and U.S. GAAP as they relate to pensions and other post-retirement benefits.

For purposes of the U.S. GAAP reconciliation, the provisions of SFAS Nr. 87, “Employers' Accounting for Pensions” (“SFAS 87”) and SFAS Nr. 106, “Employers' Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”) have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$292,131 of the transition liability was transferred directly to shareholders' equity at the implementation date.

Under Brazilian GAAP, the Company adopted CVM Deliberation 371 during the year ended December 31, 2001 and recorded an adjustment to opening shareholders’ equity amounting to R$ 328,381, net of R$162,362, which was recorded as deferred income tax on provision for pension. This adjustment was reversed for U.S. GAAP purposes, since all effects of pensions and other post-retirement benefits have already been recognized after applying SFAS 87 and SFAS 106.

d. Items recorded directly in shareholders’ equity accounts

Under Brazilian GAAP, some items are recorded directly in shareholders' equity, which under U.S. GAAP would be recorded in the statements of operations, such as fiscal incentives in regional funds converted into shares or capital quotas of telecommunication companies, detailed in item (l) and tax incentives that are granted to the Company and became effective immediately.

e. Earnings (losses) per share

    Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to five thousand shares.

    As determined by SFAS Nr. 128, "Earnings Per Share", since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws.

    Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders' equity by the total number of Company shares, whichever is greater, as defined in the Company’s by-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from adjusted net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in note 24.e. Diluted earnings per share is computed by reducing net income for an increase in net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period.

     The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company’s subsidiaries, as indicated below. The weighted-average number of common and preferred shares used in computing basic earnings per share for 2003 was 133,636,993,000 (130,862,607,000 in 2002 and 127,437,166,000 in 2001) and 220,853,075,000 in 2003 (219,344,544 in 2002 and 219,863,511,000 in 2001), respectively. The Company’s have received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying consolidated balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 25 to the consolidated financial statements). The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. The 907,469 thousand preferred stock options granted under the stock option program for officers and employees mentioned in Note 23.b were not considered in the calculation of the diluted earnings per share, as the program only contemplates stock options for the Subsidiary Brasil Telecom S.A.

    If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

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

g. Income taxes

    The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for accounting for deferred taxes are substantially in accordance with SFAS Nr. 109, "Accounting for Income Taxes" (“SFAS 109”).

    Under SFAS 109, the provisional measures, which are temporary measures used by the Government to determine changes in tax rates, are not considered to be enacted law. Therefore, the deferred tax effect calculated using the social contribution rate of 9% as described in Note 9, would be changed to 8% for U.S. GAAP purposes in 2001.

h. Interest expense, interest income and accrued interest

    Brazilian GAAP requires interest expense and income to be shown as part of operating income (expense) and accrued interest as a part of loans and financing within liability balance. Under U.S. GAAP, interest expense and income would be shown after operating income (expense) within statements of operations and accrued interest would be included in accounts payable within the balance sheet.

i. Employees’ profit sharing

    Brazilian GAAP requires employees' profit sharing to be shown as an appropriation of net income for the year. Under U.S. GAAP, employee profit sharing is included as an expense in arriving at operating income (expense).

j. Permanent assets

    Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP, the assets in this classification would be non-current assets and property, plant and equipment. Gains and losses on the disposal of permanent assets are presented in Note 8. Such gains and losses are classified as non-operating expense for Brazilian GAAP. Under U.S. GAAP, such gains and losses would affect operating income (expense).

k. Price-level adjustments and U.S. GAAP presentation in respect of accounting periods through December 31, 2000

    The effects of price-level adjustments have not been eliminated in the reconciliation to U.S. GAAP, because the application of inflation restatement as measured by the IGP-M, applied until December 31, 2000 under Brazilian GAAP, represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a meaningful presentation for both Brazilian and U.S. accounting purposes.

    See the reconciliation of net income (loss) for the years ended December 31, 2001, 2002 and 2003 and shareholders’ equity as at that date in accordance with Brazilian Corporation Law to net loss and shareholders’ equity in accordance with Brazilian GAAP reported herein in Note 2.b and a summary explanation of these 2 sets of Brazilian accounting principles in Note 2.a.

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

m. Valuation of long-lived Assets

     SFAS Nr. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS Nr. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS Nr. 144 on January 1, 2002. The adoption of SFAS Nr. 144 did not affect the Company’s financial statements.

     In accordance with SFAS Nr. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

     Prior to the adoption of SFAS Nr. 144, the Company accounted for long-lived assets in accordance with SFAS Nr. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

     Brazilian GAAP does not require the 2 steps approach to determine potential asset impairment, but requires measurement of recoverability for long-lived assets on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian GAAP and U.S. GAAP.

     Under Brazilian GAAP, impairment losses would be recorded as non-operating expenses. Under U.S. GAAP, impairment losses are recorded as operating expenses. Additionally, under Brazilian GAAP the gains (losses) on disposal of permanent assets and write-off of permanent assets due to obsolescence (as presented in Note 8) are considered a non-operating item, while under U.S. GAAP they are all considered operating expenses.

n. Stock options

     Under U.S. GAAP, the Company accounts for stock options in accordance with SFAS Nr. 123, "Accounting for Stock-Based Compensation," which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black-Scholes option-pricing model was used to estimate the grant date fair value of its options granted. Under Brazilian GAAP, there is no requirement to account for stock options at fair value. The adjustment to reflect the difference in valuation basis between U.S. GAAP and Brazilian GAAP is as follows:

	First Gant	Second Grant

Number of options granted (in thousands)	622,364	308,033

Fair value of option at date of grant*	$0.00409	$0.00556

Fair value of options granted at grant date	$2,544	$1,713

The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is three years. An amount of R$829 was recognized for U.S. GAAP purposes as stock option compensation expense (2002: R$35). No stock option compensation expense was recognized for Brazilian GAAP purposes.

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

     Under US GAAP, goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company and its subsidiaries adopted the provisions of SFAS Nr. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS Nr. 142. SFAS Nr. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS Nr. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

     In connection with SFAS Nr. 142’s transitional goodwill impairment evaluation, the Statement required the Company and its subsidiaries to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company and its subsidiaries were required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company and its subsidiaries were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company and its subsidiaries would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.

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

     Prior to the adoption of SFAS Nr. 142, for US GAAP purposes goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company and its subsidiaries’ average cost of funds. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

     Under Brazilian GAAP, goodwill amortization is classified in non-operating expenses. Under U.S. GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

Business combinations

i) Purchase of minority interests in the eight operating companies formerly held directly by Brasil Telecom Participações S.A.

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

     Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price. Also, as mentioned in Note 9 and 17.a, goodwill under Brazilian GAAP was accounted for partially as a deferred tax asset which, for U.S. GAAP purposes, should be included as part of intangibles.

     The adjustments under U.S. GAAP to reflect the difference in depreciation and amortization resulting from the purchase price allocation differences explained above are as follows:

Net assets purchased under U.S. GAAP	533,026
Adjustment to state fixed assets at fair value	(53,128)

Fair value of net assets purchased from CRT	479,898
Purchase price	1,517,574

Goodwill under U.S. GAAP	1,037,676
Goodwill under Brazilian GAAP	767,993

Difference in goodwill as of July 31, 2000	269,683

Subsidiary’s interest	244,363
Company’s interest	25,320

Amortization of the difference of goodwill:
For the five months ended Dec. 31, 2000	(22,474)
For 2001	(53,936)

Effect of depreciation related to the adjustment to state fixed assets at fair value:
For the five months ended Dec. 31, 2000	2,878
For 2001	6,906
For 2002	4,707
For 2003	3,669

     For U.S. GAAP, the difference in goodwill was amortized, until 2001, on the straight-line basis over five years.

     The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

     Additionally, the amortization of the recomputed goodwill recognized by the Subsidiary in 2002 under BR GAAP in the amount of R$96,133, as mentioned in Note 17, has been reversed under US GAAP in connection with the adoption of SFAS 142.

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

     The adjustments to reflect the differences between U.S. GAAP and Brazilian GAAP discussed above are as follows:

Book value of net assets purchased under U.S. GAAP	841,908
Adjustment to fixed assets to reach fair value	(108,174)

Fair value of net assets purchased from CRT	733,734
Market value of The Subsidiary shares issued in exchange	903,146

Goodwill under U.S. GAAP	169,412

Net effect of recording transaction on December 28, 2000 rather than December 1, 2000	(6,129)

Amortization of goodwill for 2001	(33,881)
Reversal of depreciation for 2001	14,063

Reversal of depreciation for 2002	9,585

Reversal of depreciation for 2003	7,464

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

iv) Step-up of basis of companies under common control

     Under U.S. GAAP, Emerging Issues Task Force Nr. 90-5, "Exchanges of Ownership Interests between Entities under Common Control," when an exchange of shares between companies under common control takes place, the parent company’s basis in the subsidiaries should be reflected (or “pushed down”) as the basis in the financial statements of the surviving entity. The parent company, which originally acquired the nine operating companies in the privatization auction (Solpart) in August 1998, recorded significant goodwill in that purchase. This goodwill, along with the step up in the basis of the fixed assets to fair value at the time of the purchase, results in an increase in the consolidated assets, as well as in shareholders’ equity of the Company of R$982,054 (R$589,609 of goodwill and R$392,445 of fixed assets).

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

v) Purchase of controlling interest in iBest

     On June 26, 2003, the Company purchased the remaining capital of 50,5% of iBest S/A and became owner of 100% of its capital share. The results of iBest operations have been included in the consolidated financial statements as from such date.

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of iBest business (free internet access), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Net assets purchased under U.S. GAAP	June 26, 2003
Current assets	40,103

Non-curent assets	7,323

Investments	61
Property, plant and equipment	2,948
Customer List	11,572
Trademark	67,043

Total assets acquired	129,050

Current liabilities	10,315
Non-current liabilities	283
Deferred taxes on intangible assets	26,729

Total liabilities assumed	37,327

Total purchase price (including R$10,000 for minority interests owned previously)	157,045

Goodwill under US GAAP	65,322

Customer List Amortization:
2003	9,708

Reversal of Deferred Taxes Liabilities
2003	3,301

     The Brazilian GAAP goodwill amounted to R$117,216 and has not been amortized until December 31, 2003. Intangible assets consist of the customer list and trademark value. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition date. The purchase price allocation is temporary and subject to change as to the purchase price that will ultimately be assigned to the trademark. To the extent that the trademark valuation is changed upon the finalization of the purchase price allocation, goodwill would be adjusted. Trademark and goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS Nr. 142. The amount of goodwill and intangible assets impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

     vi) Goodwill Group BrT Cabos Submarinos (GlobeNet)

     During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, of the Group BrT Cabos Submarinos (formerly known as GlobeNet). This acquisition generated an insignificant goodwill, which is being amortized under Brazilian GAAP in five years, and has been reversed under US GAAP in connection with the adoption of SFAS 142.

p. Revenue recognition

i) Activation and installation fees

     Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life. For U.S. GAAP purposes, the Company has adopted this revenue recognition policy for activation and installation fees effective January 1, 2000 pursuant to Staff Accounting Bulletin (“SAB”) Nr. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). The application of this revenue recognition policy subsequent to January 1, 2000 resulted in a (decrease) increase in income of R$(29,399), R$ 13,332 and R$11,448, for the years ended December 31, 2001, 2002 and 2003, respectively. The adoption by the Company of Staff Accounting Bulletin Nr. 104 and Emerging Issues Task Force Issue Nr. 00-21 – Revenue Arrangements with Multiple Deliverables in 2003 did not have any effect.

ii) Sales of public telephone cards

     Under Brazilian GAAP revenues from public telephone phone cards are recognized when the cards are sold. Under U.S. GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. For U.S. GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each consolidated balance sheet date.

q. Provision for retirement incentive plan

     Under Brazilian GAAP, the Company recorded a provision for a retirement incentive plan during the year ended December 31, 2001 in connection with the intended rationalization of certain business activities of CRT (under the Apoio Daqui plan). Under U.S. GAAP, such costs may only be accrued if they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan, the number and job classifications of employees to be terminated, and other strict criteria. As all of the criteria for accrual have not been met, the provision was reversed for U.S. GAAP purposes on December 31, 2001. There was no such provision in the liabilities as of December 31, 2002 and 2003, as the retirement incentive plan was carried out and settled during 2002.

r. Derivative financial instruments

     Under Brazilian GAAP, swap contracts are recorded on the balance sheet based on the net amount to be received or paid. For U.S. GAAP purposes, the Company adopted SFAS Nr. 133, “Derivative Instruments and Hedging Activities,” as amended by SFAS Nr. 137 and SFAS Nr. 138 (collectively, “SFAS 133”) on January 1, 2000. Under SFAS 133, the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met. The Company did not account for any transaction as hedging activity.

s. Unclaimed dividends and dividends in excess of retained earnings (deficit)

     Under Brazilian GAAP, dividends unclaimed by shareholders after three years are reversed against income. Under US GAAP, such unclaimed dividends are reversed against retained earnings.

Under Brazilian GAAP, dividends in excess of accumulated balance of retained earnings (deficit) are presented in these financial statements under retained earnings (deficit), within shareholders’ equity. Under Brazilian Corporate Law this situation would not be possible, as dividends cannot be paid if there is negative balance in retained earnings, but any excess distributed would be presented as an advance to shareholders as an asset balance. Under US GAAP, dividends in excess of accumulated balance of retained earnings would be presented as a reduction of paid-in-capital.

t. Capital lease

     Brazilian GAAP does not require capitalization of assets acquired through capital lease arrangements. Virtually all lease contracts are considered as operating lease, with charges being recorded in statements of operations throughout the period of the lease arrangement. The residual value, often reached at a bargain purchase option, after the period of the lease arrangement is capitalized and depreciated over the estimated useful remaining life.

     US GAAP requires capital lease arrangements defined under SFAS Nr. 13 to be capitalized as property, plant and equipment and depreciated over the estimated useful life of the asset.

u. Pre-operating costs

According to Brazilian GAAP all expenses registered during the pre-operating stage of the subsidiary BrT Celular is deferred until the subsidiary starts its operations, when the deferred expenses are amortized over the future period of which the subsidiary expects to benefit from these expenses.

     Under US GAAP, expenses registered during the star-up stage and organizations of a development stage entity are expensed as incurred.

v. Issue of treasury stock

     Brazilian GAAP requires issue of treasury stock to be added to retained earnings (deficit), while under US GAAP this would be considered an addition to paid-in-capital.

Net income (loss) reconciliation of the differences between Brazilian GAAP and U. S. GAAP
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003

Net income (loss) as reported under Brazilian GAAP		(39,252)	148,473	(168,647)

Add/(deduct):	Note 31
Different criteria for:
Capitalized interest	(a)	(6,112)	154,440	157,676
Amortization of capitalized interest	(a)	103,144	78,550	(53,863)
Pensions and other post-retirement benefits
SISTEL
U.S. GAAP prepaid (accrued) pension (cost) benefit	(c)	(9,493)	27,981	13,247
FCRT
U.S. GAAP prepaid pension cost	(c)	403,949	5,736	20,799
Reversal of Brazilian GAAP provision for pensions charged to equity	(c)	(215,943)	-	-
Items posted directly to shareholder's equity:
Fiscal incentive received	(d)	23	-	-
Other consolidation adjustments	(d)	(3,462)	4,173	2,527
Social contribution rate change not enacted	(g)	(14,791)	6,903	-
Amortization of deferred credit on contributions plan expansion	(l)	119,897	65,077	71,380
Compensation cost of stock options	(n)	-	(35)	(829)
Amortization of goodwill attributable to purchase of minority interests in eight operating companies	(o) (i)	(5,339)	-	-
Amortization of goodwill until 2001 attributable to purchase of controlling interest in CRT, net of reduction in depreciation due to step-down in fair value	(o) (ii)	(47,030)	4,706	3,404
Reversal of amortization of goodwill recomputed	(o) (ii)	-	96,133	96,133
Purchase of minority interest in CRT:
Amortization of goodwill until 2001, net of reduction in depreciation due to step-down in fair value	(o) (iii)	(19,818)	9,585	7,464
Amortization until 2001 and depreciation of step-up in basis of companies under common control	(o) (iv)	(78,102)	(14,216)	23,495
Amortization customer list of iBest	(o) (v)	-	-	(9,708)
Reversal of amortization of goodwill GlobeNet	(o) (vi)	-	-	649
Deferred revenue, net of related costs - activation and installation fees	(p)	(13,385)	13,332	11,449
Deferred revenue - public telephone cards	(p)	409	2,981	(1,835)
Reversal of provision for retirement incentive plan	(q)	33,000	(33,000)	-
Change in fair value of derivative financial instruments	(r)	3,548	3,976	37,045
Reversal of gain attributable to unclaimed dividends	(s)	(19,162)	(9,563)	(18,139)
Capital leases	(t)	-	-	116
Preoperating costs of móbile operations		-	-	(22,256)
Minority interest in U.S. GAAP adjustments		(174,292)	(137,557)	(90,766)
Deferred tax effect of above adjustments		(151,683)	(147,776)	(87,950)

U.S. GAAP net income (loss)		(133,894)	279,899	(8,347)

	2001	2002	2003

Net income (loss) per thousand shares in accordance with U.S. GAAP:

U.S. GAAP net income (loss) - allocated to common shares – basic and diluted	(49,167)	104,591	(3,147)
U.S. GAAP net income (loss) - allocated to preferred shares – basic and diluted	(84,727)	175,308	(5,201)

Weighted average shares outstanding (in thousands)
Common shares – basic	127,437,166	130,862,608	133,636,993
Common shares – diluted	127,437,166	130,862,608	133,636,993
Preferred shares – basic	219,863,511	219,344544	220,853,075
Preferred shares – diluted	219,345,030	219,344,959	220,854,507

U.S. GAAP net income (loss), per thousand shares
Common shares – basic	(0.39)	0.80	(0.02)
Common shares – diluted	(0.39)	0.80	(0.02)
Preferred shares – basic	(0.39)	0.80	(0.02)
Preferred shares – diluted	(0.39)	0.80	(0.02)

Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP
As of December 31, 2002 and 2003

		2002	2003

Total shareholders' equity as reported under Brazilian GAAP		6,663,432	6,261,431

Add/(deduct):	Note 31
Different criteria for:
Capitalized interest	(a)	(726,427)	(568,751)
Amortization of capitalized interest	(a)	812,786	758,923
Pension and other post-retirement benefits
SISTEL
U.S. GAAP gain on plan curtailment and settlement	(c)	176,607	176,607
U.S. GAAP accrued pension cost	(c)	(253,094)	(239,847)
FCRT
U.S. GAAP prepaid accrued pension cost	(c)	405,434	426,233
Contributions to plant expansion:
Amortization of deferred credit	(l)	560,204	631,582
Subscribed capital stock	(l)	(640,688)	(640,688)
Donations and subscriptions for investment	(l)	(182,862)	(182,862)
Goodwill attributable to purchase of minority interests in eight operating companies	(o) (i)	16,464	16,464
Amortization of goodwill attributable to purchase of controlling interest in CRT until 2001, net of reduction in depreciation due to step-down in fair value	(o) (ii)	(61,918)	(58,250)
Reversal of amortization of goodwill recomputed	(o) (ii)	96,133	192,266
Purchase of minority interest in CRT:
Net effect of recording purchase on transaction closing date	(o) (iii)	(6,129)	(6,129)
Amortization of goodwill (until 2001), net of reduction in depreciation due to step-down in fair value	(o) (iii)	(10,233)	(2,767)
Reversal of Brazilian GAAP gain attributable to issuance of shares by subsidiary	(o) (iii)	(185,262)	(185,262)
U.S. GAAP gain attributable to issuance of shares by subsidiary	(o) (iii)	61,238	61,238
Exchange of shares between companies under common control
Step-up in basis	(o) (iv)	345,802	345,802
Amortization until 2001 and depreciation of step-up in basis	(o) (iv)	(170,421)	(146,926)
Amortization customer list of iBest	o (v)	-	(9,708)
Reversal of amortization of goodwill GlobeNet	o (vi)	-	649
Deferred revenue, net of related costs - activation and installation fees
(including cumulative effect of change in accounting principle in 2000)	(p)	(41,903)	(30,454)
Deferred revenue – public telephone cards	(p)	(8,280)	(10,115)
Change in fair value of derivative financial instruments	(r)	9,500	46,545
Capital leases	(t)	-	116
Preoperating costs of mobile operations	(u)	-	(22,256)
Minority interest in U.S. GAAP adjustments		(120,336)	(211,931)
Deferred tax effect of above adjustments		68,305	(19,646)

U.S. GAAP shareholders’ equity		6,808,351	6,582,264

Statements of changes in shareholders’ equity in accordance with U.S. GAAP
As of December 31, 2002 and 2003

	Note	Total

Balance, December 31,2000		7,126,919

Forfeiture of unclaimed dividends	31 (s)	19,162
Declaration of dividends	23 (e)	(132,537)
Net loss for the year		(133,894)

Balance, December 31, 2001		6,879,650

Forfeiture of unclaimed dividends	31 (s)	9,563
Purchase of treasury shares	23 (b)	(9,176)
Declaration of dividends	23 (e)	(351,585)
Net income for the year		279,899

Balance, December 31, 2002		6,808,351

Forfeiture of unclaimed dividends	31 (s)	18,139
Purchase of treasury shares	23 (b)	(11,671)
Declaration of dividends	23 (e)	(224,208)
Net loss for the year		(8,347)

Balance, December 31, 2003		6,582,264

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

The Company remains jointly and severally liable for the multiemployer portion of the plan, therefore, no amounts were recorded under those plans.

A summary of the liability as of December 31, 2002 and 2003 for the Company’s active employees’ defined benefit pension plan was as follows:

	2002	2003

Funded status:
Accumulated benefit obligation:
Vested	377,510	288,888
Non-vested	3,344	33,181

Total	380,854	322,069

Projected benefit obligation	384,564	418,935
Allocated assets	492,384	573,834

Projected obligation in excess of assets	(107,820)	(154,899)
Unrecognized gains	68,284	106,451
Unrecognized prior service cost	125,057	119,421
Unrecognized net transition obligation	(9,034)	(7,733)

Accrued pension cost	76,487	63,240

A summary of the SISTEL pension plan as of December 31, 2002 and 2003 for the multiemployer portion (inactive employees pension plan) is as follows:

	December 31

	2002	2003

Projected benefit obligation (100% vested)	2,922,542	3,484,245
Fair value of plan assets	(3,684,883)	(4,163,102)

Excess (deficiency) of assets over projected obligation	(762,341)	(678,857)

In March 2000, the Company offered a new defined contribution plan, and approximately 80% of the active employees migrated to the new plan. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS Nr. 88 “Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits “ was a gain of R$176,607, which is reflected in the reconciliation to U.S. GAAP net income.

The net periodic pension cost for 2002 and 2003 for the SISTEL administered plans was as follows:

	2002	2003*
Service cost	15,911	30,752
Interest cost	15,849	15,779
Expected return on assets	(36,219)	(23,808)
Amortization of gains	(7,536)	(7,417)
Expected Participants Contributions	-	(14,504)

Net periodic pension cost (income)	(11,995)	802

*Values as from January 1, 2003 include both Defined Benefit and Defined Contribution portions of the plan.

The changes in the accrued pension cost for the SISTEL administered plans for the year ended December 31, 2002 and 2003 is as follows:

Accrued pension cost as of December 31, 2001	104,468
Net periodic cost for 2002	(11,995)
Company contributions during 2002	(15,986)

Accrued pension cost as of December 31, 2002	76,487
Net periodic cost for 2003	(12,043)
Company contributions during 2003	(1,204)

Accrued pension cost as of December 31, 2003	63,240

The net pension cost for 2003 in the accrued reconciliation includes the expected company contributions of R$12,845 (different from actual to reconcile with opening balances as actuaries last year had slightly different figures) at December 31, 2002 for purposes of comparability.

The actuarial assumptions used in 2001, 2002 and 2003 were as follows:

	2001	2002	2003

Discount rate for determining projected benefit obligations	6.00%	6.00%	6,0%
Rate of increase in compensation levels	3.00%	1.00%	2,0%
Expected long-term rate of return on plan assets	9.00%	9.00%	6,5%

The rates are real rates and exclude inflation.

The Company maintains jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered who were in such position on January 31, 2000. Based on legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

The funded status of the pension and post retirement plans under Brazilian GAAP and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

     The net assets of the plans differ under Brazilian GAAP and U.S. GAAP principally due to the accrual of income tax contingencies of the pension fund for U.S. GAAP purposes in the amount of R$426,032 (R$364,644 in 2002), respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund has determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for U.S. GAAP purposes, management of the Company believes that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for U.S. GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

ii. Plan administered by Fundação CRT (FCRT)

On July 31, 2001, the subsidiary Brasil Telecom S.A. acquired the controlling interest in CRT, and in December 2001, acquired the minority interest. At the acquisition dates, the liability for defined benefit plans of CRT were recorded under U.S. GAAP as part of the fair value. The net pension cost for 2002 and 2003 under U.S. GAAP is reflected from the dates of acquisition until December 31, 2003.

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

A summary of the liability as of December 31, 2002 and 2003 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

Funded status:	2002	2003

Accumulated benefit obligation:
Vested	909,528	891,269
Non-vested	10,649	83,739

Total	920,177	975,008

Projected benefit obligation	922,150	990,752
Allocated assets	420,311	486,348

Projected obligation in excess of assets	501,839	504,404
Unrecognized gains	324,970	280,978
Unrecognized prior service cost	(25,541)	(23,989)
Unrecognized net transition obligation	(362,468)	(343,392)

Accrued pension cost	438,800	418,001

The net periodic pension cost for CRT for the year ended December 31, 2002 and 2003 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2002	2003

Service cost	11,853	6,502
Interest cost	55,607	154,784
Expected return on assets	(26,689)	(113,926)
Amortization of (gains) losses	(17,416)	22,450

Net periodic pension cost	23,355	69,810

The changes in the accrued pension cost for the plans administered by FCRT for the year ended December 31, 2002 and 2003 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2002	2003

Accrued pension cost at the beginning of the year	795,910	438,800
Net periodic cost for the year	23,355	69,810
Company contributions during the year	(17,997)	(90,609)
Unrecognized net transition obligation	(362,468)	-

Accrued pension cost at the end of the year	438,800	418,001

The actuarial assumptions used in 2002 and 2003 were follows:

	2002	2003

Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	0.00%	2,00%
Expected long-term rate of return on plan assets	6.00%	6.00%

The above are real rates and exclude inflation.

b. Stock options

On December 17, 2002, the Company granted 622,364 thousand stock options under Stock Option Program B (refer to Note 23.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2002 on the date of grant using the Black-Scholes option-pricing model was R$4.09 with the following weighted average assumptions: 2002 – expected dividend yield 5.1%, risk-free interest rate of 23% p.a. (which equals the SELIC interest rate), and an expected vesting term of 3 years.

     On December 19, 2003 , the Company granted 308,033 thousand stock options under Stock Option Program B (refer to Note 23.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2003 on the date of grant using the Black-Scholes option-pricing model was R$5.56 with the following weighted average assumptions: 2002 – expected dividend yield 3.2%, risk-free interest rate of 8.6% p.a. (which equals the National Treasury Notes interest rate), and an expected vesting term of 3 years.

c. Transitional disclosures due to cessation of goodwill amortization

     As the Company adopted SFAS 142 on January 1, 2002 the amortization of goodwill mentioned in Note 30.o was ceased for US GAAP purposes on that date. If adoption of SFAS had occurred on December 31, 1999, reported US GAAP net income and related basic and diluted earnings per share would have been the following in 2000 and 2001, exclusive amortization expense (net of income tax):

2001

Reported net income (loss)	(133,894)
Add back: goodwill amortization	127,053

Adjusted net income (loss)	(6,841)

Adjusted net income (loss) allocated to common shares – basic	(2,510)
Adjusted net income (loss) allocated to common shares – diluted	(2,510)
Adjusted net income (loss) allocated to preferred shares – basic	(4,331)
Adjusted net income (loss) allocated to preferred shares – diluted	(4,331)

Weighted average shares outstanding (in thousands)
Common shares – basic	127,437,166
Common shares – diluted	127,437,166
Preferred shares – basic	219,863,511
Preferred shares – diluted	219,864,030

U.S. GAAP net income (loss), per thousand shares
Common shares – basic	(0.02)
Common shares – diluted	(0.02)
Preferred shares – basic	(0.02)
Preferred shares – diluted	(0.02)

d. New accounting pronouncements

     In June 2001, FASB issued SFAS Nr. 143, Accounting for Asset Retirement Obligations. SFAS Nr. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS Nr. 143 on January 1, 2003. The adoption of SFAS Nr. 143 did not have a material effect on the Company’s financial statements.

     At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a conclusion on Issue Nr. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangements with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The adoption of EITF 00-21 on July 1, 2003 did not result in a change in the Company’s revenue recognition policies.

     In November 2002, the FASB issued Interpretation Nr. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements Nr. 5, 57 and 107 and a rescission of FASB Interpretation Nr. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company’s financial statements.

     In December 2003, the FASB issued Interpretation Nr. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation Nr. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. Management of the Company does not expect any significant impact on the Company’s financial statements by applying FIN 46R.

     FASB Statement Nr. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     Emerging Issue Task Force Nr. 01-08 (EITF 01-08), Determining Whether an Arrangement is a Lease, provides guidance in determining whether an arrangement should be considered a lease subject to the requirements of FASB Statement Nr. 13 (FAS 13), Accounting for Leases. EITF 01-08 defines, amongst others, that an arrangement conveys the right to use the property, plant, and equipment if the purchaser has (i) the ability to operate the property, plant and equipment, (ii) control physical access to the property, plant and equipment, or (iii) it is remote that one or more other parties will take more than a minor amount of the output and the pricing for the output is not fixed per unit or based on current market prices at the date of delivery. The consensus is required to be applied to arrangements agreed or committed to, modified, or acquired in business combinations initiated after the beginning of an entity’s next reporting period beginning after May 28, 2003. We have not entered into significant arrangements since this date.