Form 20-F
period 2005-12-31
BRASIL TELECOM HOLDING CO
filed 2006-06-30
CIK 1066115

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________ FORM 20-F _________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 Commission file number: 1-14477
_________________________________

BRASIL TELECOM PARTICIPAÇÕES S.A.
(F/K/A TELE CENTRO SUL PARTICIPAÇÕES S.A.)
(Exact Name of Registrant as Specified in Its Charter)
_________________________________

Brazil Telecom Holding Company		The Federative Republic of Brazil
(Translation of Registrant's Name into English)		(Jurisdiction of Incorporation or Organization)
_________________________________

SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil
(Address of Principal Executive Offices)
_________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class		Name of Each Exchange On Which Registered
Preferred Shares, without par value, represented by		New York Stock Exchange
American Depositary Shares*
_____________________
* American Depositary Shares issuable upon deposit of Preferred Shares were registered under a separate registration statement on Form F-6.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual Report:

At December 31, 2005 there were outstanding:
229,937,525,684 Common Shares, without par value
132,550,888,203 Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.

Yes	X	No	____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No	____

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer X Accelerated Filer ____ Non-Accelerated Filer _____

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	_____	Item 18	X

PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Brasil Telecom Participações S.A. (previously Tele Centro Sul Participações S.A.), a corporation organized under the laws of the Federative Republic of Brazil and its subsidiaries are referred to collectively as "Brasil Telecom," "our company," "we," "us" or the "Registrant." References to our company's businesses and operations are references to the businesses and operations of our company on a consolidated basis for the years 2003, 2004 and 2005.

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "dollars" or "US$" are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. On May 31, 2006, the Commercial Market selling rate (as defined in Item 3 "Key Information—Selected Financial Data—Exchange Rates") was R$2.3005 to US$1.00 as published by the Brazilian Central Bank. The exchange rate information in this Annual Report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

     Our audited consolidated financial statements were prepared in conformity with generally accepted accounting principles in Brazil ("Brazilian GAAP") which are similar to the Brazilian Corporation Law (Law 6.404/76, as amended by Law 10.303/01), except for the effects of the recognition of inflationary effects from January 1, 1996 to December 31, 2000, and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission (CVM — Comissão de Valores Mobiliários), and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil or "IBRACON"). Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation, among other things. See Notes 2a and 2b to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2003, 2004 and 2005 and net income (loss) for each of the years ended December 31, 2003, 2004 and 2005. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States ("US GAAP"). See Note 33 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2004 and 2005 and net income (loss) for each of the years ended December 31, 2003, 2004 and 2005. These audited consolidated financial statements are referred to herein as the "Financial Statements."

     Our audited annual consolidated financial statements as of December 31, 2003, 2004 and 2005, and for each of the three years ended December 31, 2003, 2004 and 2005 prepared in accordance with Brazilian GAAP with reconciliation of shareholders' equity and income statements to US GAAP, included in this Annual Report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this Annual Report.

     The "Index of Defined Terms" that begins on page 164 lists the page where each defined term is defined within this document. Technical terms are defined in the Technical Glossary on page 166.

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

  our market share in general and the growth in our internet service offerings in particular;

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

  the availability of financing;

  the resolution of disputes among certain of our controlling shareholders;

  changes in the rates that we may charge under government regulations;

  the emergence of new technologies and the response of our customer base to those technologies;

  our ability to grow our business, in particular our mobile telephone business;

  acquisitions by us of other companies; and

  other factors discussed under “Item 3. Key Information —Risk Factors."

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

     Information included in this Annual Report concerning Brazil, Telecom Italia International N.V. ("TII"), Techold Participações S.A. ("Techold") and Timepart Participações Ltda. ("Timepart") and other direct and indirect shareholders has been included herein based on public filings or other sources we assume to be correct but we have not independently verified such information.

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

Background

     The selected financial information presented herein should be read in conjunction with our Financial Statements and notes, which appear elsewhere in this Annual Report. Our selected financial information is presented on a consolidated basis for all years presented.

     The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information and our Financial Statements and Notes.

Brazilian GAAP and US GAAP

     The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differ in certain significant respects from US GAAP.

     See Note 33 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2004 and 2005 and net income (loss) for each of the years ended December 31, 2003, 2004 and 2005.

Change in Accounting Methodology

     For a discussion of recent changes in accounting methodology regarding depreciation, see “Item 4. Information on the Company—Property, Plant and Equipment" and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2003, 2004 and 2005—Cost of Services—Depreciation and Amortization."

Difference from Financial Statements Published in Brazil

     Our statutory financial statements prepared in accordance with the Brazilian Corporation Law (the "Statutory Financial Statements") are the basis for dividend and tax determinations. See Notes 2a and 2b to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2004 and 2005 and net income (loss) for each of the years ended December 31, 2003, 2004 and 2005. Our Statutory Financial Statements also differ from our Financial Statements in respect of certain reclassifications, and presentation of comparative information.

Selected Financial Information

Income Statement Data:	2001	2002	2003	2004	2005

Brazilian GAAP:
Net operating revenue	6,158,408	7,071,368	7,915,194	9,064,855	10,138,684
Cost of services	4,765,593	5,143,358	5,455,019	6,161,388	6,520,606

Gross profit	1,392,815	1,928,010	2,460,175	2,903,467	3,618,078
Operating expenses:
Selling expenses	724,507	763,346	821,627	1,087,028	1,656,242
General and administrative expenses	624,751	687,462	865,052	1,017,421	1,288,497

Other net operating expenses (income)	60,875	(121,181)	211,308	69,142	635,903

Operating income (loss) before net financial
expenses	(17,318)	598,383	562,188	729,876	37,436
Net financial expenses	47,051	330,460	610,159	399,841	(387,387)

Operating income (loss)	(64,369)	267,923	(47,971)	330,035	(349,951)
Net non-operating expenses (income)	85,167	78,312	550,022	111,771	(146,951)
Employee's profit share	52,783	42,619	3,510	58,057	0

Income (loss) before taxes and minority
interests	(202,319)	146,992	(601,503)	160,207	(496,512)

Income and social contribution tax benefits
	87,347	(916)	261,390	5,818	373,097

Income (loss) before minority interests	(114,972)	146,076	(340,113)	166,025	(123,415)
Minority interests	75,720	2,397	171,466	(37,907)	93,860

Net income (loss)	(39,252)	148,473	(168,647)	128,118	(29,555)

Number of Common Shares (millions)(1)	128,459,878	130,971,517	132,550,888	132,550,888	132,550,888
Number of Preferred Shares
millions)(1)	219,863,511	219,863,511	222,670,188	226,007,753	229,937,525
Net income (loss) per thousand Common
Shares (reais) (1)	(0.32)	1.13	(1.27)	0.97	(0.22)
Dividends per thousand Common Shares
(reais)(1)	0.38	0.55	0.54	0.70	1.33
Dividends per thousand Common Shares
(dollars)(1)(2)	0.17	0.16	0.19	0.26	0.57
Dividends per thousand Preferred Shares
(reais)(1)	0.38	0.55	0.54	0.70	1.33
Dividends per thousand Preferred Shares
(dollars)(1)(2)	0.17	0.16	0.19	0.26	0.57

(1) See Note 3s to our Financial Statements.
(2) Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$2.3200 per dollar on December 31, 2001, of R$3.5333 per dollar on December 31, 2002, of R$2.8892 per dollar on December 31, 2003, of R$2.6544 per dollar on December 31, 2004, and of R$2.3407 per dollar on December 31, 2005, respectively.

Selected Financial Information (continued)

Income Statement Data (continued)	2001	2002	2003	2004	2005

U.S.GAAP:
Net income (loss)	(133,894)	279,899	(8,347)	271,444	291,066
Net income (loss) per
thousand shares (reais) (3):
Common Shares–Basic	(0.39)	0.80	(0.02)	0.76	0.80
Common Shares–Diluted	(0.39)	0.80	(0.02)	0.76	0.80
Preferred Shares–Basic	(0.39)	0.80	(0.02)	0.76	0.80
Preferred Shares–Diluted	(0.39)	0.80	(0.02)	0.76	0.80

(3) In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," or SFAS 128, basic and diluted earnings per share have been calculated, for US GAAP purposes, using the "two class method." See Note 33e to our Consolidated Financial Statements.

	At December 31
	2001	2002	2003	2004	2005

		(Thousands of reais)
Balance Sheet Data:
Brazilian GAAP:
Intangibles(1)	372,536	470,544	531,556	896,713	674,106
Property, plant and equipment, net	12,231,013	11,265,991	9,579,821	9,359,958	8,682,719

Total assets	16,399,570	17,154,721	16,636,543	18,721,897	18,202,788

Loans and financing current
portion	448.778	591,874	1,696,958	856,638	1,201,681
Loans and financing – non-current
portion	2,699,466	3,584,293	2,093,044	3,851,591	3,367,400

Total liabilities (including funds for
capitalization and minority
interests)	9,666,203	10,491,289	10,375,112	12,593,407	12,956,768

Shareholders' equity	6,733,367	6,663,432	6,261,431	6,128,490	5,246,020

US GAAP:
Intangibles(2)	607,509	724,160	910,511	1,420,724	1,269,703

Property, plant and equipment, net	13,186,333	11,483,967	9,883,100	9,647,334	9,238,453

Total assets	16,673,834	17,626,319	17,318,777	19,533,284	19,354,119

Loans and financing – current
portion	307,621	470,462	1,502,689	600,280	889,444
Loans and financing – non-current
portion	2,699,466	3,389,399	1,847,501	3,622,527	3,203,181

Total liabilities (including funds for
capitalization and minority
interests)	9,794,184	10,817,968	10,736,513	12,916,913	13,350,544

Shareholders' equity	6,879,650	6,808,351	6,582,264	6,616,371	6,003,575

(1) Includes the goodwill from our acquisition of a controlling stake in CRT, which was calculated based on book value.
(2) Intangibles under US GAAP include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT at December 31, 2001, 2002, 2003,

2004 and 2005, and amounts relating to our PCS licenses at December 31, 2002, 2003, 2004 and 2005. See Note 33o to our Consolidated Financial Statements.

Exchange Rates

     Until March 14, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). Most foreign trade and financial foreign currency exchange transactions were carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market could be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applied to specific transactions for which the approval of the Brazilian Central Bank (or the “Central Bank”) was not required.

     On March 4, 2005, the National Monetary Council (“CMN”) enacted new rules with respect to the foreign exchange market in Brazil. Resolution 3.265 unified the Commercial Market and the Floating Market in a single market (the “Foreign Exchange Market”). The new rules also eliminated previous restrictions thereby allowing more flexibility for the purchase and sale of foreign currency. The unified Foreign Exchange Market is intended to simplify both inbound and out bound exchange transactions by permitting exchange contracts to be executed by the local institutions authorized to deal in foreign exchange. Foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in the market. Furthermore, under the Foreign Exchange Market, Brazilian entities and individuals may purchase and sell foreign currency in transactions of any nature and without any limitations on the amounts involved, subject to the legality of the transaction and in accordance with the economic basis of the transactions and obligations set forth in the respective documentation. Rates are freely negotiated but the Central Bank may, in limited circumstances, intervene in the Foreign Exchange Market to curb excessive volatility.

     Under the Real Plan ("Real Plan"), adopted on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to US$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/dollar (R$l.00 to US$1.00) as a ceiling.

     Since January 15, 1999 the real has been allowed to float freely. In 2000, the real devalued by 9.3% against the dollar to R$1.9554. Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 18.7% against the dollar in that year. In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the dollar appreciated by 52.3% against the real to R$3.5333 per US$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.2% to R$2.8892 per US$1.00, at December 31, 2003. In 2004, the real appreciated by 8.1% against the dollar, quoted at R$2.6544 per US$1.00 on December 31, 2004. In 2005, the real appreciated by 13.4% against the dollar, quoted at R$2.3407 per US$1.00 on December 31, 2005. We cannot guarantee that the real will not substantially devalue again in the future. See "—Risk Factors—Risks Relating to Brazil."

Selling Rate for Dollars

     As of May 31, 2006, the selling rate published by the Brazilian Central Bank was R$2.3005 per US$1.00. The following table sets forth the reported high and low selling rates for dollars for the months indicated.

	High	Low

December 2005	2.3735	2.1800
January 2006	2.3460	2.2116
February 2006	2.2217	2.1177
March 2006	2.2238	2.1067
April 2006	2.1534	2.0884
May 2006	2.3235	2.0586

Source: Brazilian Central Bank

     The following table sets forth the reported high and low, average and period-end selling rates for dollars for the annual periods indicated. The average selling rates represent the average of the month-end commercial market selling rates (R$/US$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

2001	2.801	1.936	2.352	2.320
2002	3.955	2.271	2.915	3.533
2003	3.662	2.822	3.060	2.889
2004	3.205	2.654	2.926	2.654
2005	2.762	2.163	2.434	2.340

Source: Brazilian Central Bank

     Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reliable information to foresee such an imbalance temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot guarantee that these restrictive measures will not be taken by the Brazilian government in the future. See "—Risk Factors—Risks Related to Operations In Brazil."

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

Risks Related to Our Business

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business.

     Our main activities, as well as the main activities of our competitors, are subject to regulation and inspection by the Agência Nacional de Telecomunicações ("Anatel"). The regulations enacted by Anatel and applicable to our activities include provisions regarding charges, fees, universalization, quality of services, net expansion, licenses, competition, changes in our corporate control (including participation by foreign investors), interconnection and other operational issues related to the functioning of our telecommunications net.

     Any changes in the laws, regulations or governmental policies applicable to the telecommunications sector or in the interpretation of such laws and regulations may have material adverse effects on our financial condition and results of operations.

     Moreover, it is not possible to predict which policies for the telecommunications sector will be adopted by the government in the future or the consequences of such policies to our business and the business of our competitors.

     The new concession contracts contain sections regarding the new Plano Geral de Metas de Qualidade (General Plan for Quality Targets; the “PGMQ”) and the new Plano Geral de Metas de Universalização (General Plan for Universalization Targets; the “PGMU”) related to (i) new targets for the universalization of services; (ii) change in the criteria for the charging of local calls, substituting pulses for minutes in the calculation of charges; (iii) new parameters for the adjustment of rates (the Telecommunications Industry Index (“IST”) became the official index to measure the sector inflation and adjust rates, although private-regime companies that compete with us do not require Anatel approval when setting their rates and may unilaterally determine the prices they charge for their services) and interconnection rates; and (iv) portability of fixed line telephone numbers.

     These changes may affect the financial balance of our concession contract and adversely affect our business and financial conditions. We are currently discussing certain terms of the new concession contract with Anatel to reconcile the face that such terms do not contemplate investments made by us to reach the previous targets determined by our old concession contract, the fact that we are to bear the costs associated with the new universalization targets and the fact that the IST may not accurately reflect inflation in a given period. We can not assure that we will be able to successfully challenge such provisions.

Termination of Concession Contracts

     According to the General Telecommunications Law, as well as according to the Concession Contracts, the concessions are revocable in the following situations:

  non-renewal upon the expiration of the concessions;

  an extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian government may operate our company. In such cases, the Brazilian government must be legislatively authorized to terminate the concession and our company must be indemnified;

  contractual, legal or free-will termination by us when an act or omission of the Brazilian government makes rendering services excessively burdensome to us, or:

  the occurrence of:

(a) a split-up, spin-off, amalgamation, merger, capital reduction or transfer of our corporate power without Anatel’s authorization;

(b) the transfer of the concessions without Anatel’s authorization;

(c) our dissolution or bankruptcy; or

(d) an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for us.

A proposed bill of law terminating monthly subscription fees may adversely affect our business and financial conditions.

     On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged for fixed-line services by Brazilian telephone concessionaires, including our company. The bill is still under consideration before the House of Representatives, where a special committee was created on June 03, 2005 to discuss and to make a report regarding the bill. The bill will be subject to the approval of the House of Representatives, the Senate and the President. In 2005 the revenue of monthly subscription fees charged for fixed-line was R$3.5 billion. Should this bill be approved, it may have an impact on our current rate structure and, as a result, our operations and competitive position could be adversely affected.

We are subject to financial covenants and other contractual provisions under our existing indebtedness. Failure to comply with these provisions could adversely affect our business and financial condition.

     The agreements that govern our debt, including our credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under a credit facility with BNDES may trigger the acceleration of other agreements representing our indebtedness.

     During December 2004, we initiated a process of adjusting the covenants related to certain agreements with BNDES, in order to fit them to the new reality of the telecommunications sector and our company. As part of this adjustment process, we and BNDES introduced a new mechanism in the credit facility agreements. In the event of a failure by us to comply with semi-annual financial covenants, instead of the right to accelerate the entire amount of the debt, which may trigger cross-defaults in our debt instruments, BNDES may request the retention of funds in a blocked account in an amount equivalent to three times the highest installment of principal plus interest due under such agreement.. If we, after the creation of such a blocked account, we again fail to comply with the financial covenants, then BNDES will have the right, but not the obligation, to declare the acceleration of the debt. The adjustment process extended these remedies to all BNDES agreements to which we are a party, effective as of December 31, 2004. Any failure by us to comply with the financial covenants of our debt instruments, and subsequent acceleration of our debt by BNDES, would have a material adverse effect on our ability to conduct our operations.

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million (see description in PART II of this report in our Financial Statements). Such provisions, if booked, could affect our results and, accordingly, jeopardize the compliance in the fiscal year ended on December 31, 2005 until and including the third quarter of 2006 of financial covenants set forth in certain debt agreements, including the credit facilities with BNDES, and the Escritura de Emissão, relating to the Debentures of the 4th issuance, being the 3rd public, the loan agreements entered into with Japan Bank of International Cooperation (“JBIC”) and with Sumitomo – Mitsui Banking Corporation. Therefore, prior to making the decision to book the provisions, we initiated negotiations with our creditors to adjust the affected financial covenants, in particular the ratio between EBTIDA and the financial expenses.

     On January 06, 2006, we entered into negotiations with BNDES and the financial institutions acting as its agents under the credit facilities. In view of our failure to comply with certain financial covenants, BNDES decided to retain funds in a blocked account equivalent to the highest installment plus interest due under agreement in an amount of approximately R$250 million. In February 2005, the agreements were amended to determine that the funds to be retained shall be equivalent to the highest installment plus interest, instead of three times such figure, as provided for in the initial amendment to the credit facilities.

     On January 30, 2006, the holders of our outstanding debentures of the 4th issuance approved an adjustment to the financial covenant relating to the ratio between Consolidated EBITDA and Consolidated Financial Expenses, contained in Section 4.19.1(e)(i) Escritura de Emissão from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter of 2005, until and including the third quarter of 2006. If we had not obtained this amendment, we would not have been in compliance with this financial covenant for the fourth quarter of 2005, when we reached a ratio of 2.19. See “Item 10. Additional Information – Material Contracts – Debentures – Escritura de Emissão.”

     On February 17, 2006, we signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with Sumitomo Mitsui Banking Corporation, dated March 24, 2004. These amendments adjusted the financial covenants in each respective loan agreement relating to EBTIDA and the financial expenses from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter until and including the third quarter of 2006. For the fourth quarter of 2005 we achieved a Consolidated EBITDA over Consolidated Financial Expenses ratio of 2.19. See “Item 10. Additional Information – Material Contracts – JBIC – Guaranteed Loan.”

     Regarding the loan agreements with BNDES we failed to comply with the financial covenant of Brasil Telecom Participações’ consolidated results. The Consolidated EBITDA over Consolidated Financial Expenses ratio was supposed to remain above or equal to 2.50, but we reached 2.17 in the fourth quarter of 2006. Following the provisions established in the agreements, BNDES is running retention up to R$250 million of our cash investments, without penalties concerning interest or fees, which will be valid until we achieve the 2.50 ratio.

     On February 3, 2006 we obtained a waiver from BNDES in order to avoid the acceleration of the agreements in view of a potential failure to comply with the financial covenants in the first semester of 2006. See “Item 10. Additional Information – Material Contracts – JBIC – BNDES Loan Agreements.”

     Compliance with these covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants, or to obtain waivers from our lenders, our debt agreements may be accelerated and the terms of our debt agreements may be otherwise amended adversely. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Certain beneficial owners directly or indirectly control a large percentage of our voting shares, and their interests may conflict with the interests of our other shareholders, including minority shareholders. Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

     We are controlled by Solpart Participações S.A. ("Solpart"), the ownership of which is held by Techold, TII and Timepart. As our controlling shareholder, Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets. As of the date of this annual report, control of Solpart, as well as certain actions taken by Solpart shareholders are the subject of a number of judicial and arbitration proceedings.

     On March 9, 2005, International Equity Investments, Inc. as the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed Citigroup Venture Capital International Brazil, LP) ("CVC LP"), which holds a direct stake in our company and a substantial indirect stake in Zain Participações S.A. (“Zain”), a company that indirectly owns a majority of the voting interests in Solpart, and therefore indirectly owns a majority of the voting shares of our company and Brasil Telecom S.A., publicly announced the ouster of CVC/Opportunity Equity Partners, Ltd ("CVC Ltd"), currently named Opportunity Equity Partners, Ltd., (“Opportunity Ltd.”) from the management of CVC LP. Opportunity Ltd. was replaced by a new company incorporated abroad, Citigroup Venture Capital International Brazil LLC ("CVC International Brazil").

     On March 9, 2005, CVC LP, in compliance with CVM/SEP/GEA-2 Written Notice 225/05 and the terms of CVM Instruction 358, announced that International Equity Investments, Inc. and CVC International Brazil had entered into certain agreements with Investidores Institucionais Fundo de Investimento em Ações (“Investidores Institucionais FIA”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Fundação dos Economiários Federais – Funcef (“Funcef”) and Fundação Petrobras de Seguridade Social – Petros (“Petros”), including a voting agreement with respect to their shares of Zain (collectively, the “Agreements”);

  Under the Agreements, CVC LP and Investidores Institucionais FIA, with combined holdings of approximately 90% of the voting shares of Zain, will jointly exercise the corporate control of Zain and Invitel S.A. (“Invitel”), a company controlled by Zain with approximately 68% of its voting shares, and in which Previ, Funcef, Petros and other Brazilian pension entities hold nearly all of the remaining shares. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, jointly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, us, our subsidiary, Brasil Telecom S.A., and its subsidiary, 14 Brasil Telecom Celular S.A. (“BrT Celular”).

  In connection with the execution of the Agreements, Previ, Funcef and Petros signed the Put Option on Shares Issued by Zain granting CVC LP a put option on its Zain shares, which may be exercised under certain circumstances during a limited period of time, but not before November 2007. CVC LP’s right to exercise the put option is conditioned on the occurrence of certain future events, some of which are beyond the control of CVC LP, Investidores Institucionais FIA, Previ, Funcef and Petros. If CVC LP exercises its put option, the exercise price is set at R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a. The fulfillment of the conditions to the exercise of such put option granted by Previ, Funcef and Petros does not depend and is not tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, including us, Brasil Telecom S.A., and BrT Celular.

     On April 12, 2005, Anatel issued a decision approving among other things: (i) the replacement of Opportunity Ltd. by CVC International Brazil as the general partner of CVC LP; (ii) the replacement of CVC/Opportunity Equity Partners Administradora de Recursos Ltda. by Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of Investidores Institucionais FIA, an indirect shareholder of Brasil Telecom Participações S.A. and Brasil Telecom S.A.; and (iii) certain changes resulting from the Agreements entered into by CVC LP and Investidores Institucionais. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. After reviewing our appeal filed by prior management related to Opportunity Ltd., Anatel upheld its April 12, 2005 decision.

     On October 6, 2003, Fundação 14 de Previdência Privada (“Fundação 14”), successor to Fundação Sistel de Seguridade Social, was prevented by the other shareholders of Investidores Institucionais FIA from exercising its voting rights at the Investidores Institucionais FIA's Unitholders Meeting. At such meeting, Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA. Consequently, Fundação 14 brought an ordinary action before the 5th Federal Court of Rio de Janeiro against Previ and several investors in Investidores Institucionais FIA, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA's Unitholders Meeting held on October 6, 2003 were invalid. On May 18, 2005, an injunction granted on May 17, 2005 in favor of Fundação 14 by a federal tribunal in Rio de Janeiro, which would have allowed Banco Opportunity S.A. to return to the management of Investidores Institucionais FIA’s was revoked by a decision granted by Superior Tribunal de Justiça (“STJ”), the highest Brazilian court for non-constitutional matters; in the proceeding SLS 128.

On July 12, 2005, Fundação 14 filed before the 5th Federal Court of Rio de Janeiro a motion to abandon this lawsuit. To the best of our knowledge, this STJ decision is being challenged by Banco Opportunity S.A..

     On July 27, 2005, at an Extraordinary General Shareholders’ Meeting, our shareholders removed and replaced the members of our board. The new board members assumed their board positions on August 25, 2005, and at their first formal meeting replaced our officers.

     At an Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A. held on September 30, 2005, the shareholders removed and replaced the prior members of the Board of Directors of Brasil Telecom S.A. (except for Mr. Antonio Cardoso dos Santos, who was elected by the holders of preferred stock and remains a director). Also on September 30, 2005, the newly constituted Board of Directors replaced all of the senior officers with a new management team, including Mr. Ricardo Knoepfelmacher, as Chief Executive Officer, Charles Lagana Putz, as Chief Financial Officer and Investor Relations Officer, Luiz Francisco Tenorio Perrone as Human Resources Officer, and Francisco Aurelio Sampaio Santiago as Network Officer. Subsequently, at an Extraordinary General Shareholders’ Meetings held on November 17, 2005 and January 12, 2006, the shareholders of Brasil Telecom S.A. removed and replaced the members of the company’s fiscal council (which functions as the audit committee for purposes of SEC and NYSE rules and regulations).

     The process of replacing the directors and officers of Brasil Telecom Participações S.A. and Brasil Telecom S.A. was litigious, as evidenced by various lawsuits filed by our former managers and their affiliates in an attempt to resume their former management roles. While we cannot predict the cumulative effect of this ongoing litigation on our business and results of operations, extensive litigation regarding ownership of our company creates uncertainty with respect to the identity of our current and future management, which may impair our ability to carry out our business plan.

     ASSESSMENT OF THE ACTIONS OF OUR FORMER MANAGERS UNDER THE MANAGEMENT OF OPPORTUNITY LTD.

     In observance of their fiduciary duties, under the terms of the applicable legislation, our current management and the current management of Brasil Telecom S.A. have performed and continue to perform internal investigations of the businesses and operations conducted by the former managers appointed by Opportunity, Ltd. In the course of such investigations, the current managers identified management acts indicating abuse of controlling power, breach of fiduciary duties, and conflict of interest, as well as various violations of Brazilian law and Companies Bylaws.

     Therefore, in accordance with a notice to shareholders released on December 12, 2005, we filed a formal complaint with the CVM - the Brazilian Securities and Exchange Commission, against our former management, Opportunity Fund and other individuals and companies, both domestic and foreign, linked to our former management, who have been involved with, or participated in any way, or benefited from the actions which are the object of the formal complaint. On March 21, 2006, a second formal complaint, as an amendment to the first complaint, was submitted to CVM, in light of new management actions identified.

     We intend to pursue all appropriate legal measures to recover potential losses and damages suffered, consistent with our best interests and fiduciary obligations. On April 28, 2006, at Ordinary and Extraordinary Meetings of Shareholders of Brasil Telecom S.A. and Brasil Telecom Participações S.A., the shareholders of each company approved the filing of damages lawsuits against prior management.

     Despite the potentially misleading actions of our prior management as described above, to the knowledge of our management, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

     ISSUES ARISING OUT OF OVERLAPPING OF LICENSES WITH A TELECOM ITALIA AFFILIATE

     When Brasil Telecom Participações S.A. and Brasil Telecom S.A. received the certification of achievement of universalization targets for 2003, established by Anatel, it already rendered fixed telephone services (“PSTN”) at domestic local and long distance modalities (“NLD”) intra-regional in Region II of the General Concession Plan (“PGO”)..

     After the achievement of such targets, Anatel, in January 2004, issued authorizations enlarging our potential areas of operations: PSTN local and LDN in Regions I and III of PGO (and in a few sectors of Region II); International Long Distance Call (“IDI”) in Regions I, II and III of PGO; mobile telephone, by means of our subsidiary BrT Celular, in Region II of Personal Mobile Service (“SMP”). Our existing concession agreements were also expanded, allowing NLD calls to any Brazilian territory. If TII acquires an indirect controlling interest in our Parent, TII and TIM could be viewed as affiliated companies under the Brazilian telecommunications law. As a result, our ability to render domestic (NLD) and international (ILD) fixed telephone services, as well as mobile telephone services, in the same regions as TIM, would be at risk of partial restriction or revocation by Anatel.

     On January 16, 2004, Anatel issued Act 41,780, establishing a period of 18 months during which TII could reacquire an indirect controlling interest in our company, as long as TII neither participated or voted on any issues related to the overlapping services offered by us and TIM, including domestic and international long distance calls and mobile telephone services. On June 30, 2004, the Administrative Council for Economic Defense – CADE, in the records of Writ of Prevention 08700.000018/2004 -68, set forth restrictions on the exercise of control rights by TII and its representatives over the Boards of Directors of Solpart, our Company and Brasil Telecom S.A.

     On April 28, 2005, certain TII affiliates and BrT Celular purported to enter into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. The April 28, 2005 agreements alleged that the proposed merger was justified as a possible solution to the overlapping regulatory licenses and authorizations with TIM, and to avoid sanctions and penalties which could be imposed by Anatel. Certain actions contemplated by these agreements have since been forbidden by injunctions issued by the US and Brazilian courts. The agreements are also subject to legal challenges by our indirect shareholders. Regardless of whether the validity of the April 28, 2005 agreements is confirmed, there is the possibility that assets related to our fixed and mobile segments (see Note 43) will eventually lose their value as a result of overlapping operations or sanctions issued by Anatel. It is possible that these agreements will be declared null and void by courts or in arbitration proceedings, which would remove TII from the control block of that group, eliminating the overlapping concessions and consequently, the regulatory risks. Nevertheless, it is not possible at this time to anticipate such legal developments and their future effects on our operations or financial statements.

     On July 7, 2005, Anatel declared, by means of Act 51,450, that the counting of an 18 month term to solve the overlapping of licenses would start on the date of the effective return of TII to our control group. On July 26, 2005, Anatel, by means of Order 576/2005, declared that the counting of term would start on April 28, 2005. Therefore, according to Anatel, the interested companies shall adopt the measures necessary to eliminate the overlapping of licenses until the end of the 18 month term, October 2006, under the penalty of legal sanctions, which may affect either companies or both of them.

     Depending on the final decision of Anatel, the threatened sanctions could have a material adverse effect on the business and operations of us and our subsidiary, BrT Celular.

     On March 15, 2006, we and our subsidiary, BrT Celular, began an arbitration against TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”), seeking to annul the Merger Agreement. We disclosed such arbitration in a material fact on March 16, 2006.

     On May 2, 2006, TIMINT and TIMB announced their decision to terminate the Merger Agreement. In the same letter, TIMINT and TIMB reserved their alleged rights under sections 10.3 and 11.1 of the Merger Agreement. The arbitration that we brought against the Merger Agreement continues.

LAWSUITS AND INJUNCTIONS AFFECTING OUR OPERATIONS

Disputes among controlling shareholders

     We are unable to predict the outcome of the disputes related to the overlap of licenses and whether such disputes will be resolved without the issuance by Anatel of any sanctions or penalties. In addition, the disputes among the shareholders of Solpart, including the dispute over the ownership structure of Solpart, and management of entities which hold a stake in our company and Zain may result in changes to our board and/or senior management.

Delays in payment or defaults of our clients for long periods may adversely affect our business.

     On March 31, 2006, we accounted losses related to accrued receivables in the amount of R$112.8 million, as a result of the default of subscribers, which correspond to 3.1% of our consolidated net earnings during the period ended on that date.

     Subscribers “in default” are those who fail to pay their bills within 30 days of their maturity date. Anatel requires us to render our services to all consumers, notwithstanding their credit history. Therefore, we may not select our subscribers or refuse to provide our services to certain subscribers, except if such subscriber has failed to pay past debts with us. High levels of default for long periods may adversely affect our business, our financial health and operational results.

Problems with billing, invoicing and collection services may adversely affect our earnings.

     On July 2003, users were given the option to use our code to complete calls from mobile handsets. By Resolution No. 343, dated as of July 17, 2003, Anatel established that carriers shall render invoicing and collection services to other carriers with which they had entered into traffic agreements. Upon the certification that we had achieved the then established universalization targets, we were authorized to complete long distance national and international calls. We have entered into agreements with several carriers to include on our telephone bills the long distance services rendered by such carriers, as well as the long distance services rendered by other collective interest carriers. Any problems with the execution of invoicing and collection services by other carriers may adversely affect our levels of bad debts.

Any reduction in the offer of products by suppliers may adversely affect us.

     We rely on several technology, equipment and services suppliers. Any difficulty in obtaining these products, due to, for example, a decrease in supply, excessive demand by global telecommunication players (causing product price pressure), discontinuity in the operations of one or more relevant suppliers (including bankruptcy or production problems), problems with the transfer or any other factor which affects the supplying of goods, may jeopardize either our expansion plans or the continuity of our services.

We sponsor employee social security plans and any changes in the regulations regarding mortality rates may require us to book additional provisions on our financial statements.

     The amount, frequency and duration of our contributions to employee social security employees plans is directly related to the mortality rate, which represents the average life span of employees, among other factors.

     Any change in these criteria may result in the need to contribute for longer periods in comparison to those initially provided. Consequently, we may be compelled to book additional provisions on our financial statements, which may adversely affect our results.

We may need to enter financing agreements with third parties in order to conclude potential strategic acquisitions carry on new transactions, effect regulatory investments, and maintain wireless and fixed telephone line plants.

     We may not be able to bear financing demands through funds arising out of ordinary cash flow and may need to enter into financing agreements with third parties in the future. Such financing may not be available to us in acceptable and competitive conditions or indeed in market conditions. If we are unable to obtain financings on terms favorable to us or at all, our transactions and operations may be materially and adversely affected.

Problems with sophisticated information and processing systems may cause significant adverse effects on our financial status and operational results.

     Our sophisticated information and processing systems are vital for our growth and our ability to monitor costs, collect debts, detect frauds, provide services to consumers, reach operational efficiency and accomplish service targets, particularly in view of the increase in competition in our region. The updating and modernization of our systems may not be sufficient to avoid future flaws in each of these systems, which may have a significant adverse effect on our financial status and operational results.

We may be required to obtain certain environmental licenses or fines may be levied against us for the failure to obtain such licenses.

     In Brazil, environmental licenses are regulated specially by Resolution No. 237/97, enacted by the National Environmental Council (“CONAMA”). This resolution lists those activities that require an environmental license and also establishes compulsory licensing for certain activities which may produce significant potential environmental impacts.

     In Brazil, federal, state and local governments each have the authority to determine whether an activity may potentially result in significant environmental effects and, consequently, demand and award environmental permissions for the implementation of these activities. Our regular operations include the installation and maintenance of cables, wires and transmission antenna towers in our operating region. The installation and maintenance of cables, wires and transmission antenna towers are not referred to in CONAMA Resolution No. 237/97 as activities that require previous compulsory licenses. We cannot be assured, though, that a jurisdiction will not interpret installation and maintenance as activities that may potentially cause environmental impacts and therefore require us to obtain an environmental license for the implementation of these activities. If we are compelled to obtain environmental licenses in some jurisdictions and we fail to obtain these licenses, we may be subject to the imposition of fines, which may vary from R$500 to R$10 million, total or partial suspension of those activities, and/or civil and criminal sanctions. According to environmental crimes law (Law nº 9.605/98), the criteria for the imposition of fines include the degree of the violation, taking into account the motivation for the violation, the consequences for public health and for the environment, and the criminal precedents of the agent regarding the accomplishment of environmental law and its economic capacity. The imposition of fines or the compliance with these environmental regulations may have a significant adverse effect on our business or results of operations.

Risks Related to the Brazilian Telecommunications Industry

We face increasing competition in all segments of the Brazilian telecommunications industry, and the telecommunications industry may not continue to grow or may grow at a slower rate than in the past. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

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

     Additionally, to date, TNL PCS S.A. ("Oi"), Embratel, Intelig, Telesp, GVT, Albra Telecomunicações Ltda ("Albra"), TIM Celular S.A. ("TIM Cellular"), and Easytone Telecomunicações Ltda ("Easytone") have been granted permission by Anatel to provide long distance telecommunications services in the totality of our Region. Now we also have to compete in our region against competitors from outside of our region that offer fixed-line, mobile, data local and/or long distance telecommunications services throughout Brazil. Increased competition could have a material adverse effect on our market share, margins, results of operations and financial condition. Since

January 2004, we have developed the ability to counteract losses in our market share in the local fixed-line market by providing interregional and international long-distance telecommunications services.

     In September 2004, we commenced offering wireless services. Wireless services are equally competitive and we face competition in Region II from (i) a joint venture between Telefônica and Portugal Telecom (marketed under the brand name "Vivo"), (ii) Telmex, which competes against us in our region through América Móviles (marketed under the brand name "Claro"), (iii) TIM Cellular, (iv) Sercomtel Celular, and (v) CTBC Celular. Competition for wireless telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. Competition in data transmission services is not subject to regulatory restrictions. The market is open to a great number of competitors. Increased competition in data transmission services may require us to reduce the rates we charge for data transmission services.

     In addition, the Brazilian telecommunications industry is consolidating, which results in larger competitors with greater resources. There can be no assurance that increased competition in all segments of the Brazilian telecommunications industry will not have a material adverse effect on our market share, margins, results of operations and financial condition.

     Our ability to continue to compete successfully will depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographic trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation. Currently, we compete with our competitors primarily on the basis of features, pricing and customer service. However, we cannot predict exactly which factors in the future will be important in maintaining our competitive position, such as the increasing need to offer promotions, discounts and other marketing initiatives, or what expenditures will be required to develop and provide the necessary technologies, products and services to remain competitive. An inability to compete in any of these factors may adversely affect our market share, margins, results of operations and financial condition.

     In addition, we may also face increased competition due to unbundling regulations. On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial unbundling of local telephone networks, which we refer to as "line sharing", and full unbundling of local telephone networks, and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing per line for broadband speeds of up to 512 kbps. Additional charges, such as co-location charges, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2005 no unbundled lines had been used by competitors in our region. We cannot assure that we can compete without suffering an adverse impact on market share, margins, results of operations or financial condition based on the implementation of unbundling.

     Moreover, cable television services companies offer telecommunication services, and there are other alternatives to render telecommunication services, such as satellite transmission and VoIP. Another example is the conversion of fixed-line telephone users to wireless telephone users. These changes may lead to the migration of some of our subscribers, resulting in a reduction in earnings, which may adversely affect our company.

     Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for our fixed-line or other services may harm our business and revenues. To remain competitive we must diversify further our services, and there can be no assurance that we will be successful in doing so.

We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection and unbundling agreements.

     In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one fixed-line network operator to the other for the use of each other's fixed-line network are currently regulated by Anatel.

     The current interconnection model is asymmetric, with higher rates in effect for mobile interconnection than fixed-line interconnection. As a result, mobile operators generally retain more than 80% of net revenues from fixed-to-mobile calls, while fixed-line carriers, like us, usually offer this service incurring negative margins. In light of such imbalance, Anatel established that from July 2004, on interconnection rates for wireless networks (the VU-M) would be freely negotiated. The companies agreed to establish a provisional readjustment and submit the final decision to Anatel’s arbitrage under the telecommunication sector legislation. We can not assume that Anatel’s arbitrage regarding the interconnection tariffs will be favorable to us. If Anatel’s decision is unfavorable to us, our operating and financial results may be adversely affected.

The failure to implement the technology necessary to assess and combat fraud on our network could adversely affect our results of operations.

     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. During 2004, we installed a Fraud Management System to detect and prevent fraud. In addition to a system to monitor customers' usage based on their traffic behavior, we implemented a system to keep subscribers under close surveillance. The fraud system is based on a signaling network and has an interface to the call-blocking platform in order to limit revenue loss once fraudulent use has been identified. We cannot guarantee that our Fraud Management System will effectively detect and prevent fraud.

     In addition, there can be no assurance that all operators with which our network is interconnected have appropriate anti-fraud treatment in their networks. In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During fiscal year 2002, several automated procedures were created and placed in various parts of our operations to detect and control possible abnormalities that could represent fraudulent activities. These controls have a preventive function, and work both pro-actively and, should a fraud occur, reactively. In 2003, we implemented controls to capture fraud events automatically, such as a non-billing mechanism for fraud-blocked terminals, a cut-off limit system for service usage, and a webpage to gather any fraud claims from the community. At the end of 2003, we created the IT Revenue Assurance Group, which develops systems to assist the revenue assurance department in fraud combating. During 2004, the Group implemented a significant number of applications to monitor and detect fraud in different areas including public telephone, bad debt, revenue chain, key performance indicators and others. These actions achieved a better level of control and mitigated the risk of loss from fraud as compared to previous years. We cannot guarantee that these fraud control measures will continue to be accurate and effective to reach the desired level of fraud control. We continue to deploy and implement the technology necessary to assess the accuracy and effectiveness of our fraud combative procedures. Should we not be able to correctly quantify and combat fraud on our network, our results of operations could be adversely affected.

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

If we fail to implement technological advances, we may be unable to continue to compete in the global telecommunications industry.

     The mobile telephone sector, in particular, requires considerable technological developments, constant capacity, quality and digital technology data transmission speed improvements, shorter development periods of new cycles and changes due to users' needs and preferences. New technologies, superior to the ones used by BrT GSM may be developed. Furthermore, it is expected that Anatel will promote 3G (Third Generation) mobile telephone auctions in the near future, which will allow eventual buyers of such licenses to adopt technological platforms which allows the offer of more advanced mobile telephone services than those allowed by our current mobile platform. Thus, it cannot be assured that we will remain competitive due to the adoption, in due time, of the new technologies, as they are developed.

In the event of a natural disaster, war, significant public disturbance or for economic reasons, the Brazilian government could temporarily seize or permanently expropriate our assets, which could have a material adverse effect on our financial condition and results of operations.

     The Brazilian government has the authority to temporarily seize all assets related to telecommunications concessions in the event of natural disaster, war, significant public disturbance, threats to internal peace, or for economic reasons and other reasons related to national security. In addition, the Brazilian government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Brazilian law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, in the event of a temporary seizure or expropriation of any of our assets there can be no assurance that the actual compensation paid would be adequate or that such payment would be timely. An inadequate or untimely payment would have a material adverse effect on our financial condition and results of operations.

Restructuring of Governmental Regulatory Agencies may adversely affect the transactions of our company.

     A bill of law subject to the approval of National Congress provides for the administration, organization and social controlling of Governmental Regulatory Agencies, such as Anatel. The purpose of this bill of law is to change the structure, functioning and competence of those agencies, by, among other measures: (i) implementing administration agreements to be entered into by and between the agencies and the correspondent related ministries; (ii) creating public hearings on the agencies, with the purpose of controlling the services rendered and monitoring the internal process of adjudication of accusations and complaints by citizens, either against the agencies’ activities or the entities subject to their control; (iii) changing the mandates of managers, including presidents and directors, to four years; and (iv) transferring the authority to award concession licenses for rendering public services to ministries, leaving for the agencies the task of regulating, inspecting, monitoring bid proceedings and awarding authorizations for the operation of services under private-regime.

     Considering the level of political influence over the ministries, the agencies may be subject to further instability in their administration, which may trigger unexpected changes on regulation and policies affecting public services concessionary companies, such as our company. We cannot foresee the impact of the approval of the referred bill of law on our transactions and our competitive position..

The failure to accomplish Anatel’s targets may result in the imposition of sanctions and penalties on our company.

     We are required to accomplish targets established by the Federal Government and Anatel. Due to the public nature of the services rendered by our company, according to the terms of the Concession Contracts and of the applicable regulation, we must cover a geographic area and comply with targets on the execution of the services rendered.

     In this regard, the PGMU and the PGMQ also provide for targets that we must achieve. Potential consequences of our failure to comply with such targets include the imposition of fines and/or other penalties and the termination of our concession contract, which may cause significant financial loss to business, financial condition and results of operations.

Risks Related to Operations in Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares underlying our ADSs.

     Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past.

     The Central Bank reduced the base interest rate (“SELIC”) from 17.75% in December 2004 to 15.75% in April 2006. Facing the economic, political and inflation indicators during 2005, the Central Bank increased the SELIC to 19.75% between June and September 2005. In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the dollar appreciated by 52.3% against the real to R$3.5333 per US$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.2% to R$2.8892 per US$1.00, at December 31, 2003. In 2004, the real appreciated by 8.1% against the dollar, quoted at R$2.6544 per US$1.00 on December 31, 2004. In 2005, the real appreciated by 13.4% against the dollar, quoted at R$2.3407 per US$1.00 on December 31, 2005. We cannot guarantee that the real will not substantially devalue again in the future.

     In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over and cannot predict what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

     Our operations, financial condition and the market price of our Preferred Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•	fluctuations in exchange rates;

•	base interest rate fluctuations;

•	fiscal and taxation legislation changes;

•	inflation; and

•	other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

     On January 1, 2003, Luiz Inácio Lula da Silva from the Labor Party took office as the new President of Brazil. Although the government has not departed significantly from the economic policies of the former administration, the real appreciated 13.4% against the dollar during 2005 and concerns remain about the future policies of the Brazilian government. While the current administration's policies to date have not been adverse to the telecommunications industry, uncertainty over the future economic policies of the Brazilian government may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets, which may have a material adverse effect on our business and results of operations.

     Additionally the Presidential Election is expected to occur in October 2006 in Brazil. The President of Brazil has considerable power to change the future economic policies of the Brazilian government. The election may change government political policies and the elected administration may implement new policies. We cannot predict what policies will be adopted and we cannot predict their effect on the economy, our business or our results of operations.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489.1% in 1993 (according to the Brazilian National Consumer Price Index (¥ndice Nacional de Preços ao Consumidor published by the Instituto Brasileiro de Geografia e Estatística (“IBGE”). Inflation and governmental measures to combat inflation have both in the past had significant negative effects on the Brazilian economy. In 1994 the Brazilian Government introduced the Plano Real (“Real Plan”) with the objective of reducing inflation and building a base to sustainable economic growth.

     Since the introduction of Plano Real, inflation has remained at stable levels, substantially below prior periods. However recent international events like the emerging markets crisis, the US terrorist attacks, and the subsequent military conflicts, have caused and may continue to cause destabilization in international markets. These events may affect the Brazilian economy in the form of fluctuations in the exchange rate between the US dollar and the Plano Real, interest rate increases, oil price increases, and, consequently, increases in the rate of inflation.

     In 2003, the inflation rate measured by the Extensive Consumer Price Index (“IPCA”) was 9.3% above the established initial target of 4% with 2 percentage points of tolerance above and below the target. In 2004 the established target was 5.5% with 2.5 percentage points of tolerance above and below the target. For 2005 and 2006 the established target was/is 4.5% with 2.5 percentage points of tolerance. The measured inflation by IPCA in 2005 was 5.7% and until March 31, 2006 the cumulative inflation was 1.4% .

     Actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, and our gross profit may be affected to the extent that our rate increases and our net operating revenues do not keep up with the rate of inflation. Additionally, our service debt and the cost of new financial funding may increase. We cannot predict the effect that an inflation increase would have on our financial condition, our capacity, our cash generation, or our operational results.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues.

     During the last four decades, the Brazilian Central Bank has periodically devalued the Brazilian currency. The exchange rate between the real and the dollar has varied significantly in recent years. For example, the real/dollar exchange rate fell from R$1.9554 per dollar at December 31, 2000 to R$3.5333 at December 31, 2002. In 2003, the real appreciated in value by 18.1% to R$2.8892 per dollar. In 2004 the real appreciated in value by 8.1% to R$2.6544 per dollar. In 2005 the real appreciated in value by 13.4% to R$2.3407 per dollar.

     A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily dollars. As of December 31, 2005, R$1,005.5 million or 22.0% of our financial indebtedness was denominated in a foreign currency. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant reduction in our revenues, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default in certain financial covenants in our loan and credit facilities, which would have a material adverse effect on our business and results of operations.

We are subject to delays and delinquency on our accounts receivable.

     Our business is affected by customers' ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

•	the level of economic activity;

•	inflation;

•	devaluation of the real; or

•	an increase in domestic interest rates,

a greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. Losses from accounts receivable reached R$449.3 million in 2005, against R$410.3 million in 2004 and R$298.0 million in 2003, increasing in percentage of gross revenues terms, from 2.7% in 2003 to 3.2% in 2004 and 3.1% in 2005. However, if economic conditions worsen in Brazil or if we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Provision for Doubtful Accounts."

Any increase in taxes levied on the telecommunications sector in connection with tax reforms expected to be implemented in the future could affect the results of our operations.

     Increases in Brazil's already high level of taxation could adversely affect our profitability. Increases in taxes for the telecommunications sector usually result in higher tariffs for our customers. High tariff levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services. Although mobile and fixed services are equally taxed, there can be no assurance that the Brazilian government will not increase current tax levels, at state and/or federal levels, and that this will not adversely impact our business.

     In December 2003, the Federal Senate approved part of a tax reform bill, the text of which was consolidated in Constitutional Amendment 42, enacted on December 19, 2003. Constitutional Amendment 42 provides for an extension on the assessment of the Provisional Contribution of Financial Transfers (Contribuição Provisória sobre Movimentação Financeira - "CPMF"), the assessment of Programa de Integração Social ("PIS"); and Contribuição para Financiamento da Seguridade Social ("COFINS") taxes on import transactions, and the assessment of COFINS under a non-cumulative regime. Certain issues that were under discussion in 2003, related to taxes on the commercialization of goods and rendering of services, were not included in Constitutional Amendment 42 and may be discussed again in 2007.

     Some important issues originally provided for in the tax reform bill relate to: (i) harmonization of ICMS tax rules, which would be governed by a single federal legislation applicable to all states; (ii) equalization of ICMS rates; and (iii) limitations on granting tax incentives. If approved, such measures will be gradually adopted in 2007. Additionally, the Federal Senate has discussed the merger of the ICMS and IPI into a single federal tax assessed upon the commercialization of goods and rendering of interstate and intermunicipal transportation and communication services. We cannot guarantee that, if the merger of the ICMS and IPI is accomplished, certain tax incentives granted to us in the past will continue to be granted, and cannot determine the effect that a cessation of such tax incentives may have on our results of operations. See "Item 10. Additional Information—Taxation."

Proposed changes in Brazilian labor law may affect our labor relations.

     In April 2003, the Lower House reopened discussions regarding changes in the Brazilian Labor Law (Consolidação das Leis do Trabalho, or CLT). A further revision of union relations in Brazil is also under discussion in the Lower House. Although the progress of these proposed modifications has slowed during the last year as political forces have showed some resistance, we cannot predict the effect on any such modifications on our labor relations, which could have a negative effect on our business.

It may be difficult to effect service of process upon, or to enforce foreign judgments upon us, our directors and our officers.

     We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers, are located in Brazil. As a result, it may be difficult for an ADS holder to effect service of process within the United States or other jurisdictions outside of Brazil upon us or such persons. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, and judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. There is a doubt as to the enforceability of civil liabilities under the U.S. Securities Act of 1933, as amended the (“Securities Act”) or the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to original actions instituted in Brazil.

Risks Related to Our Preferred Shares and American Depositary Shares

Our ADS holders may not have the same rights with respect to voting, dividends, distributions, and preemptive rights, among others, that may expose our ADS holders to greater risk than holders of our Preferred Shares.

     Our ADS holder may not have the same voting rights as holders of our Preferred Shares. Under our Bylaws and Brazilian Corporation law, in the limited circumstances where holders of our Preferred Shares are able to vote, an ADS holder will be able to exercise voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations upon an the ability of holders of our ADSs to exercise voting rights due to the additional procedural steps involved in communicating with such holders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders" and “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights."

     An ADS holder that is a resident of the United States may not be able to exercise preemptive rights or certain other rights with respect to our Preferred Shares. A holder of our ADSs may not be able to exercise preemptive rights with respect to the ADSs unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement relating to preemptive rights with respect to our Preferred Shares, and there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary (the "Depositary"), will attempt to sell the preemptive rights, and our ADS holders will be entitled to receive their share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them, and therefore we cannot guarantee that our ADS holders will be able to either exercise their preemptive rights or receive the proceeds from their sale. For a more complete description of preemptive rights with respect to our Preferred Shares, see “Item 10. Additional Information—Memorandum and Articles of Association."

     Pursuant to our deposit agreement with the Depositary, any payments of cash dividends and distributions that we may make will be made in Brazilian currency to Banco Itaú S.A. as custodian for the Preferred Shares underlying our ADSs, on behalf of the Depositary. The Depositary will then convert such proceeds into dollars and cause such dollars to be delivered to the Depositary for distribution to our ADS holders. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant, any required government approval for conversions of Brazilian currency payments and remittances abroad in connection with the Preferred Shares underlying our ADSs. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends."

     We may agree with the Depositary to modify the deposit agreement at any time without the consent of the holders of our ADSs. We will give holders of our ADSs 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. After receipt of such notice, our ADS holders will be bound by the modifications to the deposit agreement if such holders continue to hold ADSs after the modifications to the deposit agreement become effective.

Holder of ADSs may have fewer and less well-defined shareholders' rights than in the United States.

     Our corporate affairs are governed by our Bylaws and Brazilian Corporation Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian Corporation Law, the holders of our Preferred Shares and our ADSs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our Common Shares than under the laws of other jurisdictions outside Brazil.

     Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, which may potentially disadvantage the holders of our Preferred Shares and/or ADSs. For example, when compared to Delaware corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules, and fewer judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring shareholders' derivative suits. Furthermore, shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit an ADS holder's ability to sell the Preferred Shares underlying the ADSs at the price and time desired.

     Brazilian investments, such as investments in our securities, are subject to economic and political risks that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments, including, among others:

•	changes in the regulatory, tax, economic and political environment; and

•	restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as those markets. As a consequence, the trading volume of our ADSs has traditionally been relatively low. Even if the trading volume of our ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this relatively low trading volume, it may be difficult to identify buyers to whom our ADS holders can sell their ADSs, and the ability of our ADS holders to sell the Preferred Shares underlying the ADSs may be substantially limited. Furthermore, the trading price of our ADSs representing Preferred Shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control.

Developments in other countries may affect the Brazilian economy and the market price of our Preferred Shares and our ADSs.

     The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods, Brazil has experienced a significant outflow of dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including our company, or that prevailing interest rates in these markets will be advantageous to us or that we will be able to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil. See “Item 9. The Offer and Listing — Offer and Listing Details." There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADSs.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the ADSs.

     According to Law 10,833, enacted on December 29, 2003, capital gains earned by a non-Brazilian resident upon the sale of assets located in Brazil to a Brazilian resident or to another non-Brazilian resident are subject to Brazilian withholding tax. Considering the general and unclear scope of Law 10,833 and the absence of judicial guidance in respect thereof, we cannot predict the exact scope of Law 10,833 or the effect that Law 10,833 will have on holders of our ADSs or Preferred Shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Brasil Telecom Participações S.A. is a corporation organized under the laws of the Federative Republic of Brazil. We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telebrás by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A. – Telesc ("Telesc"), Telecomunicações de Goiás S.A. – Telegoiás ("Telegoiás"), Telecomunicações de Brasília S.A. – Telebrasília ("Telebrasília"), Telecomunicações do Mato Grosso S.A. – Telemat ("Telemat"), Telecomunicações do Mato Grosso do Sul S.A. – Telems ("Telems"), Telecomunicações de Rondônia S.A. – Teleron ("Teleron"), Telecomunicações do Acre S.A. – Teleacre ("Teleacre"), Companhia Telefônica Melhoramento e Resistência – CTMR ("CTMR"), and our predecessor, Tele Centro Sul Participações S.A. and CRT, a company acquired by us from Telefônica S.A. in July 2000.

     Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B – 71215-000 – Setor de Indústria e Abastecimento, Brasília, DF, Brazil, and our telephone number is (55-61) 3415-1140. Our agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th floor, New York, New York 10011.

Historical Background

     Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás acquired almost all of the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress approved the Lei Geral de Telecomunicações (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás.

     The General Telecommunications Law established Anatel as the regulator of the telecommunications industry in Brazil. Anatel is administratively independent from the Brazilian Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress on an annual basis. In addition, any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's decisions may be challenged in the Brazilian courts. Among its functions are the following:

•	to propose the implementation or elimination of services in the public regime;

•	to manage the spectrum of radio frequency and the use of orbits;

•	to approve tariff readjustment;

•	to settle conflicts of interest among the companies that render telecommunications services;

•	to protect and defend the rights of users of the telecommunications services;

•	to prevent, control and impose economic penalties in the telecommunications industry;

•	to impose restrictions, limits or conditions on corporate groups in obtaining or transferring the concessions, permissions and authorizations, in order to ensure competitive environment; and

•	to establish the rate structure for each kind of service rendered in the public regime.

     On January 30, 1998, in preparation for the restructuring and privatization of Telebrás, the cellular telecommunications operations of Telebrás' operating subsidiaries were spun off into separate companies. On May 22, 1998, Telebrás was restructured to form, in addition to Telebrás, 12 new holding companies by means of a procedure under Brazilian Corporation Law called cisão, or “split-up.” These new holding companies were allocated virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in its operating companies. The split-up of Telebrás into 12 new holding companies is referred to herein as the "breakup of Telebrás."

     These holding companies, together with their respective subsidiaries, consisted of (i) eight cellular service providers, each operating in one of the regions into which Brazil has been divided for purposes of cellular telecommunications services in the frequency range formerly used by each of the former operating companies of Telebrás, (ii) three regional fixed-line service providers, each providing local and intra-state long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications, and (iii) Embratel, providing domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

     Set forth below are maps of Brazil showing the locations of the fixed-line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

     Brasil Telecom Participações S.A. is one of the three holding companies providing local, interregional and international long-distance telecommunications services in Brazil. See “Item 7 Major Shareholders and Related Party Transactions—Major Shareholders." In the breakup of Telebrás, we were allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and Telepar; companies which provided fixed-line telecommunications service in the northern, western, central and southern regions of Brazil. See "—Business Overview—Our Region." In July 1998, the Federal Government sold all of its voting shares in these holding companies, including the shares it held in our company, to private sector buyers. The sale of all of the Federal Government's voting shares in the holding companies to private sector buyers is referred to herein as the "privatization of Telebrás." As a result of the merger of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, ultimately turning into Brasil Telecom S.A., we became the leading local and intraregional fixed-line telecommunications service provider in our region. The principal other relevant fixed-line telecommunications service provider in our region is Global Village Telecom (Sercomtel and CTBC also operate partially in our region but we do not service the same cities). For intraregional long-distance telecommunications services, Intelig and Embratel, among others, are providers that are authorized to provide long-distance services in our region.

     The other major telecommunications operators which were created as a result of the privatization of Telebrás are: Telemar which is our mirror telecommunications service provider in Region I, Telesp which is our mirror telecommunications service provider in Region III, and, Embratel which provides domestic and international long-distance service throughout Brazil. Brasil Telecom S.A., Telemar, Telesp and Embratel all operate pursuant to public concessions granted by Anatel.

     Since the privatization of Telebrás, Anatel has continued to implement regulations in order to promote competition and quality of service in the Brazilian telecommunications marketplace. As part of this policy initiative, Anatel has allowed new private competitors into the Brazilian market to compete directly against us. In addition, Anatel has required us and the other public concession service providers to meet certain quality and universalization targets before we could compete in other service providers' market areas. On January 19, 2004, we received certification by Anatel that we had accomplished our universalization targets, and accordingly we are authorized to offer local fixed and domestic and international long-distance telephone services originated inside or outside our region as well as mobile services in our region. The certification of other service providers' compliance with universalization and expansion targets permits other service providers, including Telemar, Telesp and Embratel, to operate in our region. Any other service provider can get Anatel’s authorization to provide service and compete with us. We cannot, however, confirm the identity of the service providers that will be so authorized, the timing of such authorizations, or the extent of the authorized services, should any service providers be so authorized.

History of Our Company

The following bullet points briefly illustrate our history:

•	November 27, 1963: Telepar was incorporated as a corporation under the laws of Brazil.

•	June 5, 1975: The control of our company was transferred to the Brazilian government and we became a subsidiary of Telebrás.

•	May 22, 1998: Restructuring of Telebrás System, with the creation of Tele Centro Sul Participações S.A. (currently Brasil Telecom Participações S.A.), holding company of Telesc, Telepar, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR.

•	July 29, 1998: Solpart acquired our company, Tele Centro Sul Participações S.A. (currently Brasil Telecom Participações S.A.), from the Brazilian government in the privatization process of Telebrás.

•	February 28, 2000: The concessionaires – Telesc, Telepar, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR, controlled by Tele Centro Sul Participações S.A., currently Brasil Telecom Participações S.A., were reorganized and merged into Telepar and became a single company.

•	April 28, 2000: We changed our corporate name from Tele Centro Participações S.A. to Brasil Telecom Participações S.A.

•	July 31, 2000: Brasil Telecom S.A. acquired 98.8% of the corporate capital of TBS Participações S.A. ("TBS"), a company controlled by Telefônica, which held 85.2% of the voting capital of CRT, representing 31.6% of the total share capital of CRT, for approximately R$1,446.3 million. CRT was the leading fixed-line telecommunications service company in the state of Rio Grande do Sul. The acquisition of CRT was financed partly through the use of Brasil Telecom S.A.’s own cash reserves, as well as through the domestic placement of commercial paper of approximately R$900.0 million.

•	December 28, 2000: TBS was merged into CRT, and immediately afterwards CRT was merged with and into us. Pursuant to our merger with CRT, minority shareholders of CRT were given the right to exchange their CRT shares for Preferred Shares and Common Shares of us. The exchange of shares was made based on the market value of our shares compared to those of CRT.

•	November 1, 2001: BrT Serviços de Internet S.A. ("BrTSi"), our wholly-owned subsidiary, acquired 15.4% of the total capital stock of iBest Holding orporation, which controls iBest S.A., a free internet service provider, for approximately R$10.0 million.

•	November 16, 2001: Brasil Telecom S.A. listed ADSs evidencing Preferred Shares on the New York Stock Exchange.

•	December 5, 2001: Brasil Telecom S.A. acquired 19.9% of the capital stock of Vant, a leading corporate data solutions provider, for R$3.9 million from AESCOM Sul Ltda. and Luiz Cruz Schneider together with an option to purchase the remaining 80.1% after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.

•	May 9, 2002: We joined the Special Corporate Governance Level 1 of the São Paulo Stock Exchange ("BOVESPA"). See “Item 9. The Offer and Listing—Markets—The Special Corporate Governance Levels of the São Paulo Stock Exchange.”

•	June 3, 2002: Our shares listed on BOVESPA started trading under new symbols: "BRTP" for Common Shares and "BRTP4" for Preferred Shares. Brasil Telecom S.A. shares listed on BOVESPA and started trading under new symbols: “BRTO3” for Common Shares and “BRTO4” for Preferred Shares.

•	December 18, 2002: Brasil Telecom S.A. acquired licenses for the personal communications system ("PCS") for R$191.5 million through the auction held on November 19, 2002. The minimum price was R$182.9 million and we paid a premium of 3.6%.

•	February 18, 2003: Brasil Telecom S.A. acquired 19.9% of the capital of MTH Ventures do Brasil Ltda. ("MTH"), a company that holds 99.99% of the capital of Brasil Telecom Comunicação Multimidia, a leading local fiber optic network provider, for US$17.0 million together with an option to purchase the remaining 80.1% of the capital of MTH for US$51.0 million after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.

•	June 11, 2003: Brasil Telecom S.A. acquired, through BrTSi, the entire submarine fiber-optic cable system from GlobeNet Communications Group Ltd. for US$46.8 million. A total of US$27.6 million was paid on June 11, 2003, with the remaining US$19.2 million payable within 18 months of the first installment.

•	June 26, 2003: Brasil Telecom S.A. acquired the remaining capital of iBest Holding Corporation for US$36.0 million.

•	January 19, 2004: Anatel certified that we had met our universalization targets and authorized us to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services outside our original concession area and to offer wireless services in our region.

•	May 13, 2004: Brasil Telecom S.A. purchased the remaining 80.1% of the capital of MTH for US$51.0 million.

•	May 13, 2004: Brasil Telecom S.A. purchased the remaining 80.1% capital of Vant for R$15.6 million.

•	September 27, 2004: Brasil Telecom S.A. began offering wireless telecommunications services through our subsidiary 14 Brasil Telecom Celular S.A. (hereinafter referred to as "BrT GSM.")

•	November 24, 2004: Brasil Telecom S.A. acquired approximately 63% of the capital stock from Internet Group (Cayman), Ltd. ("iG"), for US$104.9 million. Considering that Brasil Telecom Participações S.A. already held, indirectly, 10% of iG´s total capital, both companies at the moment held approximately 73% of the total capital of iG.

•	July, 2005: Brasil Telecom S.A. acquired 25.6% of the capital stock of Internet Group (Cayman) Ltd. (“iG”) for approximately US$27.9 million. Considering that we already held, indirectly, 73% of iG´s total capital, we now hold approximately 98.2% of the total capital of iG. iG is the leading dial-up internet service provider in Brazil. The acquisition of iG made us the largest internet company in Latin America. Among the sellers of IG Cayman stock, there was an Opportunity Group affiliate. Under our current management, we filed a complaint with the Brazilian Securities Commission questioning pricing and disclosure issues related to this IG Cayman transaction.

Organizational structure

     We are structured as a holding company, and conduct substantially all of our operations through our only and wholly owned subsidiary: Brasil Telecom S.A. Brasil Telecom S.A. currently has five subsidiaries through which it conducts its operations: BrT Serviços de Internet S.A., Brasil Telecom GSM, Vant Telecomunicações S.A., MTH Ventures do Brasil Ltda., and Brasil Telecom Comunicação Multimidia.

     At the Brasil Telecom S.A. level, we are subdivided into eleven operational branches: Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, Pelotas and the Federal District. For information on our shareholding structure, please see “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders."

     The following chart sets forth a summary of our organizational structure, including the percentage of total capital held in each of our significant subsidiaries as of December 31, 2005. All of our significant subsidiaries are organized and existing under the laws of the Federative Republic of Brazil, except for Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., which is incorporated under the laws of Bermuda, Brasil Telecom of America Inc., which is incorporated under the laws of the United States of America, Brasil Telecom de Venezuela S.A., which is incorporated under the laws of Venezuela, and Internet Group (Cayman) Limited and iBest Holding Corporation, which are incorporated under the laws of the Cayman Islands.

BrT Serviços de Internet S.A.

     We formed BrTSi in October 2001. Through BrTSi, we provide broadband internet services through our internet service provider ("ISP") BrTurbo and data center services.

     Through BrTurbo, a broadband Region II leader, iBest, the largest internet service provider in Region II for dial-up internet access, and iG, the first dial-up access provider and one of the largest content providers with a broadband presence outside Region II, we compete in all territories in Brazil, in all internet segments. The following is a description of iBest and iG.

     iBest

     In November 2001, Brasil Telecom S.A. acquired 15.4% of iBest Holding Corporation for approximately USR$10.0 million. iBest Holding Corporation controls iBest S.A. ("iBest"), a free internet service provider and important brand name. On June 26, 2003, we acquired through our wholly owned subsidiary, BrTSi, the remaining capital of iBest Holding Corporation for US$36.0 million, consolidating our 100% ownership of iBest. The iBest Group is composed by the following main entities: iBest Holding Corporation and Freelance S.A. Freelance S.A. became the owner of iBest's trademark, and is now the operating company of the Group.

     iG

     In July 2005, Brasil Telecom S.A. acquired 25.6% of the capital stock of Internet Group (Cayman) Ltd. (“iG”). With this acquisition, combined with previous holdings of 73% of iG’s total capital by Brasil Telecom Participações S.A. and Brasil Telecom S.A., we hold 98.6% of the total capital of iG. iG is the leading dial-up internet service provider in Brazil. Through the acquisition of iG, we became the largest internet service provider in Latin America.

Grupo BrT Cabos Submarinos (Submarine Fiber-Optic Cable System)

     On June 11, 2003, we acquired a submarine fiber-optic cable system from GlobeNet Communications Group Ltd., which we now refer to as Grupo BrT Cabos Submarinos, for US$46.8 million. A total of US$27.6 million was paid on June 11, 2003, with the remaining US$19.2 million payable within 18 months of the first installment. We signed a final agreement on April 20, 2005, when we paid US$16.2 million. US$3.0 million was retained to cover contingences discovered after the acquisition. Grupo BrT Cabos Submarinos is composed of five operating subsidiaries: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. and Brasil Telecom de Venezuela, S.A. These companies own and operate the Grupo BrT Cabos Submarinos fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela. Brasil Telecom of America, Inc. is headquartered in Boca Raton, Florida, and coordinates all activities and supports the commercial activities of the group in the international market. Grupo BrT Cabos Submarinos is also the parent company of iG, our internet service provider.

14 Brasil Telecom Celular S.A

     14 Brasil Telecom Celular S.A. ("Brasil Telecom GSM") is our mobile telephone services subsidiary, which became operational on September 27, 2004. Brasil Telecom Mobile offers wireless telecommunications services using Global System for Mobile Communications ("GSM") technology under the brand name "Brasil Telecom GSM." See "—Business Overview—Wireless Services.".

Vant Telecomunicações S.A.

     On May 13, 2004, we exercised our option to purchase for R$15.6 million the remaining 80.1% of the capital of Vant, giving us 99.99% of the capital of Vant. Vant offers internet protocol as well as other products to the corporate market throughout Brazil.

Brasil Telecom Comunicação Multimidia

     On May 13, 2004, Brasil Telecom S.A. exercised its option to purchase for US$51.0 million the remaining 80.1% of the capital of MTH, giving Brasil Telecom S.A. 99.9% of the capital of MTH. Brasil Telecom Comunicação Multimidia is a leading local fiber optic network provider, with 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,600 kilometer long-distance network linking these three metropolitan areas. Brasil Telecom Comunicação Multimidia also has an internet solutions data center in São Paulo which provides internet support to our customers. As part of the acquisition, we also integrated a management team with expertise in these markets.

Capital Expenditures

     The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31,
		( millions of reais)
	2003	2004	2005

Conventional Telephone	302.8	179.7	256.5
Data Network	264.9	300.0	411.5
Network Operation	251.6	270.2	292.2
Information Technology	210.1	216.1	180.8
Other (1)	651.4	725.2	395.8
Total – Fixed Telephone	1,680.8	1,691.7	1,536.8

Total – mobile Telephone	109.2	1,175.7	441.3

Total capital expenditures	1,790.0	2,867.4	1,978.1

(1) These investments include the acquisition of PCS licenses, the acquisition of Grupo BrT Cabos Submarinos, Brasil Telecom Comunicação Multimidia, iBest, Vant and iG, and investments in transmission backbone, special platforms, technical and operational support such as telecommunications management network systems besides regulatory and interconnection projects.

     Our capital expenditures decreased by approximately 31.0% to R$1,978.1 million in the year ended December 31, 2005, from R$2,867.4 million for the corresponding period in 2004. Of our total 2005 capital expenditures, R$1,490.2 million related to fixed-line telephone and internet operations, R$441.3 million to mobile telephone operations and R$46.6 million to acquisitions. The capital expenditures on the expansion and modernization of our fixed-line telephone operations related primarily to upgrading the capacity of our transmission backbone and implementation of regulatory projects to meet Anatel’s requirements.

Expected Capital Expenditures on Expansion and Modernization

     We currently expect to invest approximately R$2,161.4 million in the expansion and modernization of our network during the fiscal year 2006, which includes investments of approximately R$464.3 million in our mobile telephone network. See “Risk Factors - Risks Related to Our Business” for a discussion of current obstacles to these transactions. Of our total expected capital expenditures, R$616.7 million relates to targets established by Anatel and required under the terms and conditions of our concessions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures."

Acquisition of PCS Licenses

     As part of our strategy of providing integrated solutions to our clients, we acquired PCS licenses for R$191.5 million at an auction held on November 19, 2002.

     On December 18, 2002, we paid the equivalent of 10.0% and in December 18, 2005 we paid the equivalent of 15.0% of the total bid amount at auction. The remaining 75.0% will be paid in five equal installments annually, each respectively due 12, 24, 36, 48 and 60 months after the last payment date (December 18, 2005). The amount of the installments will be adjusted monthly by the IGP-DI index plus 1.0% interest rate over the indexed amount calculated from the execution date.

Business Overview

     We provide fixed-line telecommunications services in Region II under concessions which we assumed from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT for each of the states in our region. These concessions were granted by the Brazilian government to us and to each of these companies as a result of the privatization process. Until January 2004, these concessions authorized us to provide local and intra-regional fixed-line telecommunications services in nine states located in the northern, western, central and southern regions of Brazil and in the Federal District. These concession areas constitute our region. See "— Our Region." As a result of these original concessions, we are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. Local fixed-line telecommunications services include all calls that originate and terminate within a single local area, as well as, installation, monthly subscription, public telephones and supplemental local services. Intra-regional fixed-line telecommunications services include all calls between states within a concession area. We also offer broadband services to our customer that allows them to access the internet and represent an important new source of revenue.

     Since January 2004, we have been able to offer interregional and international long-distance telecommunications services. We also provide a variety of data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, images and text transmission services, mainly for corporate networks and corporate and residential Internet access.

     Our business, including the service we provide and the rates we charge, is subject to comprehensive regulation by Anatel, an independent regulatory agency, under the General Telecommunications Law and various administrative enactments thereunder. The licenses and concessions under which we operate our fixed-line services imposed certain universalization, expansion and modernization targets on us. On January 19, 2004, we received certification by Anatel that we had accomplished our universalization targets established for December 31, 2003. Accordingly, we were authorized to offer local fixed and domestic and international long-distance telephone services, whether originated inside or outside our region. We also acquired a license to provide mobile telephone services in our region.

     Our main competitors in the fixed-line telecommunications area are Embratel, Intelig, Global Village Telecom, Telesp, Telemar, Companhia de Telecomunicações do Brasil Central ("CTBC Telecom") and Sercomtel Telecomunicaçoes S.A. ("Sercomtel"). The mobile telephone business is a highly competitive one, and Region II has the highest penetration rate in the country by outsider service providers. Our main competitors in the mobile telecommunications area are TIM, Claro and Vivo.

     In 2004 we obtained authorization from the Anatel to provide wireless services through our Brasil Telecom GSM arm, for the acquisition and installation of network equipment and the integration of mobile telephone with other products of the Brasil Telecom Group. Our license to provide wireless service is valid for fifteen years and may be renewed for another fifteen years.

Strategic Results for 2005

     As our strategic priorities for 2005, we resolved to expand our mobile telephone business, increase our broadband subscriber base, grow the range of alternative rate plans offered and increase our market share in the inter-regional and international segments.

     As of December 31, 2005, Brasil Telecom GSM had a market share of 8.7%, despite fact that Region II had a 41% penetration rate at the time Brasil Telecom GSM launched mobile operations. In addition, Brasil Telecom GSM was able to obtain the best percentage of monthly paying (post-paid) customers in its operational region.

     We ended the year with a total of 1,013,893 broadband subscribers, up 89.3% compared to the previous year, maintaining our leadership in the market, with the best ratio of broadband accesses to lines in service.

     We also launched various different alternative rate plans to adapt our service to the socio-economic profile of the population in our region, reducing the amount of disconnected fixed-line terminals. As of December 31, 2005, 8.2% of lines in service were serviced by alternative rate plans.

     In the data communications market, we created solutions focused on various sectors of the economy, such as the automotive and agribusiness segments, as well as municipal authorities. Based on analysis and understanding of the inter-relationships of our clients with their suppliers, customers and external agents, we were able to launch a number of segmented promotions, adding security, efficiency, state-of-the-art technology and greater value to our clients participating in these promotions.

Strategy for 2006

     In 2006, the telecommunications sector is likely to undergo significant transformation, with repercussions on the business model of all the operating companies. New technologies are making the use of broadband access, both for fixed-line and mobile telephones, as well as enlarging the range of converging solutions, based mainly on Internet protocol.

     It is already possible to see a trend of replacing fixed-lines by mobile accesses, with an immediate impact on traffic generated by the former and the switching over, still incipient, from conventional voice traffic to VoIP (Voice over Internet Protocol). The result of this process is a reduction in revenue from fixed-line voice traffic.

     This reduction would have already been evident in the past few years, if it had not been for tariff increases. Adding to the complexity of this scenario is that the new revenues coming from IP, for example, are still low and therefore do not compensate for the loss which is being seen in fixed-line voice revenues.

To align our planning with the realities of the market, we have selected the following priorities for 2006:

(1) To defend our main business, that of fixed-line voice traffic;

(2) To expand our mobile telephone service, seeking to achieve a satisfactory balance between scale and profitability;

(3) To exploit growth opportunities in data and internet, ensuring profitability;

(4) To build a portfolio of converging promotions in the customer environment – voice, data and images – to reduce client turnover and increase the average customer bill;

(5) To increase operational efficiency, applying the necessary rigorous controls in terms of cash allocation; and

(6) To create value for our shareholders, in an ethical and transparent manner, through our relationships with our partners.

     Offer interregional and international long-distance services

     We intend to increase our market share in our business of providing long-distance service. Since January 22, 2004 we have offered interregional and international long distance services and started competing directly with other regional operators that currently provide such services. By offering interregional and international long-distance services, we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture additional market share. We intend to leverage the strength of the "Brasil Telecom" brand in Region II and to consolidate Brasil Telecom as the carrier of choice through advertising campaigns that promote the use of our carrier selection code "14" and the synergies across our growing portfolio of integrated services, including wireless, data and long-distance services nationwide. However, our ability to offer national and international fixed-line services and/or mobile services could be adversely affected by the issues involved in our relationship with TIM. See "Risk Factors—Risks Related to Our Business” for a further discussion.

     Strengthen our wireless telecommunications services

     Since September 2004 we have offered wireless telecommunications services using Global System for Mobile Communications ("GSM") technology through our subsidiary, Brasil Telecom GSM. With the introduction of wireless services, we are the only company in Region II to offer both wireline and wireless services and we expect to leverage this to increase our brand awareness and overall market share. We are able to offer competitive wireless service plans due, among other things, to the attractive prices paid for our licenses and the favorable terms available to us from our equipment vendors. We also intend to realize the synergies between our wireline and wireless operations by marketing to our existing client database, using our existing wireline sales channels, providing integrated packages and sharing infrastructure and operational systems. We also intend to develop new mobile products and services for the corporate market.

     Continue to integrate and acquire high technology network infrastructure in order to position ourselves as a market leader in the Brazilian corporate market

     Our acquisition in June 2003 of Grupo BrT Cabos Submarinos, our submarine fiber optic cable system, and our acquisition in May 2004 of Brasil Telecom Comunicação Multimidia, our local fiber-optic network, and Vant, our internet protocol provider, provided us with a state-of-the-art broadband infrastructure as well as local network capacity. These networks consist of a 22,000 kilometer submarine fiber optic system connecting us to Latin America and the United States, as well as 343 kilometers of local and 1,600 kilometers of long-distance fiber-optic lines in Brazil, allowing us to expand geographically to three principal corporate markets outside our region—São Paulo, Rio de Janeiro and Belo Horizonte.

     In addition, through Brasil Telecom Comunicação Multimidia we obtained an internet data center in São Paulo that will host various internet services. We have integrated these networks and this center into our existing network and business and intend to use this capacity to meet the growing demands for our network and data transmission services in order to become the market leader in both residential and corporate network and data transmission services.

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

     Convergence

     With the implementation of our effective mobile operations, we became the largest integrated telecommunications carrier in Region II, and this integration can be observed in our convergent and innovative products and in our One Stop Shop point of sales strategy.

Our Services

     The fixed-line telecommunications services offered to our customers consist of (i) local services, including all calls that originate and terminate within a single local area in the region, as well as installation, monthly subscription, measured services, public telephones and supplemental local services, (ii) intraregional long-distance services which include intrastate (calls between local areas within a state in our region) and interstate (calls between states in our region), (iii) interregional and international long-distance services, (iv) network services, including interconnection and leasing, (v) data transmission services, (vi) wireless services and (vii) other services.

     The following table sets forth our revenue by type of service for the indicated years. Our rates for each category of service are discussed below under "—Rates." Trends and events affecting our operating revenue are discussed under “Item 5. Operating and Financial Review and Prospects."

	Year ended December 31
	2003	2004	2005

	(millions of reais)
Local services	6,900	7,371	7,603
Intraregional (Intrastate and Interstate) long-distance service	1,923	2,394	2,626
Interregional and International long-distance service		249	364
Network services	1,051	970	941
Data transmission	766	1,069	1,531
Mobile Services	--	88	732
Other	437	622	890

Gross operating revenues	11,077	12,763	14,687
Taxes and discounts	(3,162)	(3,698)	(4,549)

Net operating revenues	7,915	9,065	10,138

     A concession of a telecommunication service is defined under the General Telecommunications Law as the delegation of the rendering thereof under the public regime, by means of a written agreement and for a determine period of time. The concessionaire will bear all business risks and its compensation will be the tariffs charged from the users and other alternative revenues. The concessionaire is directly responsible for the fulfillment of the underlying obligations and the damages it may cause. Concessions may only be granted to companies incorporated under Brazilian laws, and with both head office and management located in Brazil. Concessions will be granted by Anatel on a non exclusive basis and must comply with the general plan of awards approved by the Executive Branch as mentioned above. The maximum term of a concession will be of twenty years, renewable only once for an equal period.

     Concessions of telecommunications services have always been granted by means of a bidding procedure. The rules governing such bidding procedures were established by Anatel in Resolution No. 65, dated October 29, 1998. The provisions of Resolution No. 65 observe the constitutional principles and provisions of the General Telecommunications Law, particularly the following:

(a) the purpose of the bidding procedure is to determine the party which may provide and expand the service under the public regime, as well as fulfill the relevant universalization obligations, on an efficient and secure basis and charging reasonable tariffs;

(b) the draft request for proposal of each procedure will be submitted to public consultation;

(c) the request for proposal will (i) identify the relevant service and the conditions for the rendering, expansion and universalization thereof, (ii) establish objective criteria for acceptance and judgment of the proposals, (iii) regulate the procedure, (iv) indicate the applicable sanctions, and (v) determine the clauses and conditions of the relevant concession agreement;

(d) the technical and operational and economic-financial requirements to be fulfilled for purposes of qualifying each bidder, as well as occasional bid or performance bonds, must be applicable equally to all bidders, compatible with the purpose of the procedure and proportional to the nature and dimension thereof;

(e) all bidders must evidence that the same are in good standing and situation before the tax and social security authorities;

(f) the judgment of the proposals must always be made in accordance with the criteria established in the relevant request for proposal, provided that one of the following criteria is adopted: (i) lowest tariff to be charged from the service users; (ii) highest price offered for the concessions; (iii) highest quality level of the services; (iv) best fulfillment of the demand; or (v) a combination of any two or more of the foregoing criteria; and

(g) the rules governing the bidding procedures must ensure publicity of the request for proposal, adequate term of submission of the proposals and ample defense rights.

     According to the General Telecommunications Law and Resolution No. 65, the authorization by Anatel is an administrative act which permits the exploitation under the private regime of a telecommunications service, provided that the applicable objective and subjective requirements are duly met.

     Resolution No. 65 sets forth the procedures for the granting of authorizations by Anatel. Anatel may only deny a request for authorization if the maximum number of service providers is already achieved, if the granting of the authorization would jeopardize the rendering of the services under the public regime or in case of a relevant reason, in each case as duly justified by Anatel.

     There are certain objective requirements for the award of an authorization, including: (i) availability of the required radiofrequency, if applicable; and (ii) submission of a project that is technically feasible and compatible with the applicable regulations.

     In relation to the subjective requirements for obtaining an authorization for the exploitation of a collective interest service under the private regime, (i) the interested party must be organized under Brazilian laws, with both head office and management located in Brazil; (ii) such party may neither be prevented from participating in bidding procedures carried out by the public authorities, nor from entering into agreements with public authorities; (iii) the Brazilian authorities may not have declared the forfeiture of any concession, permission or authorization held by the interest party in the prior two years; (iv) the interested party must have technical qualification to provide service, economic-financial capacity, be in good standing before the tax and social security authorities; (v) the interested party is not, in the same region, place or area, a provider of the same category of service.

     On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers already operate since January 1, 2006 onwards. On June 28, 2003, Decree 4769 was entered approving the General Plan on Universal Service. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." The new Concession Contracts for

Public Switched Telephone Network were signed in December 22, 2005 and begin as of January 1, 2006. It has duration until 2025. Five year reviews are budgeted during the concession period.

     Additionally, the AICE regulation was included in the General Plan on Universal Service in order to facilitate the progressive universalization of individual fixed telephone access. AICE is a class of PSTN basic plan in which subscriber must pay a monthly subscription of R$16.5 (net of taxes). On the AICE plan, the rate paid is the same as that of a local call with 2 minutes increment per each realized call (customer care rate), with a 2 minute minimum call rate. The plan operates as a pre-paid model in that the subscriber has to obtain credits in order to use the service, being offered in households that do not have other residential lines.

Local Services

     We are the leading provider of local telecommunications services in our region with an estimated 94.6% market share as of December 31, 2005. In local fixed-line services, our main competitor is Global Village Telecom. Global Village Telecom is an independent service provider operating under an authorization from Anatel. As of December 31, 2005, we had approximately 9.6 million lines in service. We own and operate public telephones throughout our region. At December 31, 2005 we had approximately 296,900 public telephones and a ratio of public telephones per 100 lines installed equal to 2.69 which meets Anatel's service targets. We also provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID.

     To date, numerous companies have been authorized by Anatel to provide local fixed telecommunications services in our region. Our fixed-line services are also subject to competition from wireless service providers. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition." We have also been authorized to provide local fixed telecommunications services outside our region, although as of May 31, 2006, we have not done so.

     Our local services also include fixed-to-mobile services, consisting of calls that originate on a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile basic tariff per-minute are generally known as Communication Value-1, or “VC-1.”

Intraregional (intrastate and interstate) long-distance services

     Calls from one local area in a region to another local area in the same region are referred to as "intraregional long-distance" calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Prior to merging into us, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT was the exclusive provider of intrastate long-distance service in their respective states. As a result we became and still are the leading provider of intrastate fixed-line telecommunications services in our region with a 90.6% intrastate average market share and an estimated 84.1% interstate average market share in 2005.

     Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed-line phones. Since such date, mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is "14."

     Until July 1999, Embratel was the exclusive provider of interstate long-distance service. In July 1999, Embratel and Intelig were authorized by Anatel to provide intrastate long-distance services within the states in our region, and we were authorized to begin providing interstate long-distance services between the states in our region. See "—Competition." As a result we expanded our network to provide interstate long-distance service in our region to compete against Embratel, and Embratel and Intelig expanded their networks to provide intrastate long-distance service to compete against us. Even with this expansion, we may from time to time lease transmission facilities from other carriers to complete interstate long-distance calls between states in our region. To date, numerous companies have permission by Anatel to provide intraregional long distance telecommunications services in our region. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry.

     Our intraregional services also include fixed-to-mobile services, consisting of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile rate per-minute charges are generally Communication Value – 2, or “VC-2,” for calls outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service, and Communication Value – 3, or “VC-3,” for calls outside the subscriber's registration area and outside the region where the respective cellular provider provides service. The use of our fixed-to-mobile services has increased significantly in the past five years as the penetration rate of mobile phones in our region has increased. We are the leading operator in the inter-city fixed-to-mobile services segment in our Region and reached, in December 2005 a market share of 86.2% and 66.2% for interregional calls in VC-2 and VC-3 areas, respectively.

Interregional and International Services

     Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. As a result of Anatel having certified our compliance with universalization targets, on January 19, 2004, we began offering interregional long-distance and international long-distance services. Interregional long-distance services consist of calls between regions within Brazil. International long-distance services consist of calls between different regions within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telesp and we will also make use of the cable network we acquired through the Grupo BrT Cabos Submarinos acquisition (linking Brazil with the United States, Bermuda and Venezuela) and through the Brasil Telecom Comunicação Multimidia acquisition (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte). Our market share for these services has increased rapidly throughout 2005 and reached averages of 58.7% and 33.8% in the interregional and international segments in our Region, respectively, as of December 31, 2005. To date, numerous companies have been authorized by Anatel to provide interregional and international long distance telecommunications services in our region. See “Item 3. Key Information – Risk Factors – Risks Related to the Brazilian Telecommunications Industry.

Network Services

     Our network services consist of interconnection and lease of facilities.

     Interconnection Services

     Interconnection services consist of the use of our network by other telecommunications providers in order to:

•	receive calls that originate on our network;

•	complete calls that terminate on our network; and

•	connect switching stations to our network.

     Use of our interconnection services has grown substantially since they were introduced in 1998, as a result of:

•	the spin-off of the cellular telecommunications businesses of each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR;

•	the breakup of Telebrás; and

•	the advent of competition in the telecommunications sector in Brazil.

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

     We provide interconnection services to long-distance providers, such as Embratel, Intelig, Global Village Telecom, small private regime operators called “espelhinhos,” and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B, Band D and Band E cellular service providers in our region.

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

     The primary data product that we offer to both residential and corporate clients is Turbo, our broadband access service based on Asymmetric Digital Subscriber Line (ADSL) technology. Turbo is an important product because it creates additional revenues for fixed line, retains customers and acts as a primary access or last mile for other services which we offer currently, such as BrTurbo, our broadband internet service provider for residential clients and corporations that will be a platform for new services, such as video on demand and Voice-Over-Internet Protocol, or VoIP. We intend to continue to invest in our broadband business focusing on the growth of average per user, or ARPU, and the expansion of our network in order to better serve the expected increase in demand for this type of service, particularly in the Internet access market.

     In addition to ADSL, we offer various data transmission services that are designed specifically for corporate and government customers. Since October 2004, in order to deliver services that fulfill the needs of our customers’ applications, our data transmission services portfolio was reformulated into four product families.

     Point-to-Point Family – designed for corporate customers that need point-to-point dedicated services, with high security, protocol transparency and national or international coverage. The Point-to-Point Family includes a Digital Dedicated Line Service ("DATALink(“SLDD”)”), which is a leased dedicated line service offering wider band width with 100% of guarantee and transparency of protocol.

     Network Infrastructure Family – designed for corporate customers that need security, performance and flexibility to image, data and voice transmission through corporate networks. The Network Infrastructure Family includes Asynchronous Transfer Mode (ATM), Frame Relay and xDSL, which is a new product we market to corporate customers under the “InterLAN” brand name. InterLAN offers switching service and data transmission service for corporations through a secure, reliable and low cost technology. The Network Infrastructure Family also includes Virtual Private Networks, or VPN, based on internet protocol. VPN is a new product that we market to corporate customers under the "Vetor" brand name. The virtual private network allows companies to consolidate and organize their data communications services and improve the quality of such services through a virtual private network, which we create for each client using our data transmission infrastructure.

     Internet Access Family – designed for corporate customers that need a high performance and high quality connection to internet backbone. The Internet Access Family includes a Dedicated Internet Protocol ("Dedicated IP), which is a leased line that functions as a dedicated gate for access to the internet backbone typically used by internet service providers. The Internet Access Family also included Dial up internet access, a remote dial up internet access which we market under the name "DialNet." DialNet is used primarily by corporate internet service providers to provide remote access to corporate networks.

     Advanced Services Family – comprised of value-added technologies and services to complement our data transmission services portfolio. The Advanced Services Family includes (1) PLUS, which is a set of services that provide rental and management of telecommunications equipments to corporate customers, (2) VIP, which is a set of services that provide to corporate customers the transparency of the network quality by combining on-line reports, differentiated service level agreements and e pro-active network supervision, and (3) Audio, Video and Web Conferencing Services, which is a new product that we market to corporate customers under the “MultiConferências” brand name as a value-added service, which is fully integrated, with expert advice, support and management.

     Brasil Telecom Comunicação Multimidia

     On May 13, 2004, we purchased the remaining 80.1% stake giving us 99.99% of the capital share of MTH, the parent company of Brasil Telecom Comunicação Multimidia. Brasil Telecom Comunicação Multimidia established its Brazilian branch in August 1997, beginning its commercial operations in December 1998 by providing private digital telecommunications network capabilities to the corporate segment.

     Brasil Telecom Comunicação Multimidia plays a key role in our strategy to expand outside Region II, due to its excellent positioning in the key data service markets (São Paulo, Rio de Janeiro and Belo Horizonte) as well as its highly qualified executive team. With a technologically advanced data network which complements our existing networks, Brasil Telecom Comunicação Multimidia gives us direct access to main corporate clients in Brazil to whom we can offer national as well as international services, through Grupo BrT Cabos Submarinos' infrastructure. The integration process of Brasil Telecom Comunicação Multimidia with our other services, carried out throughout 2004, captured many synergies, not only on sales opportunities but also in reduction of general and administrative, and information technology costs. According to a study we conducted in 2002, approximately 80.0% of the interregional long-distance traffic originating in our region terminates in the three states where Brasil Telecom Comunicação Multimidia has its network and using its infrastructure, we realize savings, as we do not have to use a third party infrastructure to complete these calls. The integration of Brasil Telecom Comunicação Multimidia with our existing services also increases our competitiveness in the other Regions, furthering our strategy of expanding beyond Region II.

     Brasil Telecom Comunicação Multimidia provides services in data center, internet, data transmission, and was the first Brazilian company to use fiber optics to provide high quality performance and security for offices. The BrT Multimida Communication infra-structure has 343 km of metropolitan network in São Paulo, Rio de Janeiro and Belo Horizonte, and 1,600 km of long-distance network connecting these three cities.

     In addition to its private network, Brasil Telecom Comunicação Multimidia also has an Internet solution center of 3,790 square meters, which offers data center services and support including co-location and hosting. As part of our acquisition, we acquired a management team with expertise in these markets. Currently, Brasil Telecom Comunicação Multimidia has 636 clients in Brazil, comprised primarily of corporate clients.

     Vant

     On May 13, 2004, we exercised our option to purchase for R$15.6 million the remaining 80.1% of the capital of Vant, giving us 99.99% of the share capital of Vant. Founded in October 1999, Vant was the first telecom company in Brazil to offer a network based on the Internet Protocol, or IP, technology. Vant offers internet protocol as well as other products to the corporate market throughout Brazil, with a presence in the most territories of the country. In order to create a better synergy between the companies of our Group, and to decrease costs and operational expenses, we currently intend to cease the operations of Vant, with its corporate client base and assets being distributed to the rest of our Group.

     Grupo BrT Cabos Submarinos

     We offer bandwidth and interconnectivity to our customers through Grupo BrT Cabos Submarinos (formerly known as GlobeNet), a company formed in 1998 to provide fiber-optic communications services in the United States and internationally between the United States and South America. Grupo BrT Cabos Submarinos's system is composed of two armored submarine cable rings, representing approximately 22,000 kilometers of high quality fiber-optic cable, linking Brazil to the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80 Gbps and the potential to increase to 1,360 Gbps.

     The infrastructure offered by Grupo BrT Cabos Submarinos assists us particularly in the expansion of our corporate data transmission services, allowing us to offer integrated services to national and international corporate clients which includes data communications (Internet and corporate) between Brazil and the US. In addition, we can reduce our voice and data interconnections costs.

     During 2005, Grupo BrT Cabos Submarinos reduced operational costs, renegotiated contracts and developed new businesses in Venezuela, the Caribbean, the United States, Brazil, and other Mercosul countries. It also established important strategic partnerships which allowed the optimization of our network. As a result, Grupo BrT Cabos Submarinos started providing international services in Venezuela where we signed service provider contracts that represent 40% of the total Venezuelan international Internet traffic.

     Additionally, Grupo BrT Cabos Submarinos gave us the necessary autonomy to carry our international voice and data traffic (including IP traffic), reducing interconnection and transport costs. In 2005, we saved approximately US$16.0 million in international capacity rental expenses and we expect to save approximately US$20.6 million in 2006.

Internet Services

     In October 2001, we formed BrTSi (a wholly owned subsidiary) which provides internet services through BrTurbo, iBest, and iG, and data communications services through Grupo BrT Cabos Submarinos.

     In October 2005, we began the operational integration process of our three Internet service providers: iG, iBest and Br Turbo. Through this consolidation, we expect to maintain our competitive position in the Brazilian internet market. More important than the traffic obtained by these providers and the access revenues originated from paid services is the customer relationship channel with other potential customers around the country.

     Our strategy is to use our internet business as the main vehicle in the Brazilian market, focusing on communication, information, services and entertainment. The internet service provider’s operational integration allows us to offer the best portfolio of products and services to our customers in addition to the operational synergy that we will gain.

     BrTurbo

     We offer broadband Internet services through BrTurbo, our broadband Internet service provider, or ISP. We created BrTurbo in 2002 as a broadband ISP to offer competitively priced broadband access and internet content. BrTurbo's content includes live transmission of news, entertainment channels, video channels with on-demand feature films and documentaries and an exclusive on-line games channel. In November 2002, BrTurbo launched TurboMeeting service, which allows two-line video-conferencing.

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

     The BrTurbo portal was redesigned in 2004 and its new platform brought technical and visual improvements, offering better navigability and interactivity. In October 2004, we launched Turbo Video, a new video-on-demand service allowing clients to rent movies on-line. We also extended the offer of the BrTurbo Asas Wi-Fi service, which we launched in December 2003, to offer internet to subscribers who occasionally need access while in transit. In order to expand our nation-wide Wi-Fi network we have established partnerships with other players and invested in our own infra-structure. During 2005, we focused on consolidation of our BrTurbo brand while maintaining our regional leadership by introducing a new games channel, a new multimedia content distribution platform and new commercials and commercial content business partnership. We extended the coverage offered by BrTurbo Asas by 22% utilizing Wi-Fi technology in partnership with Brazilian airports. The number of customers accessing our BrTurbo Asas networks and the amount of time spent by customers on the wireless network doubled from the prior year.

     BrTurbo reached 548,000 customers in 2005, an increase of 106% over 2004, doubling BrTurbo’s client base for the second consecutive year.

     iBest

     iBest was created in 1999 to develop commercially the "Prêmio iBest" brand name, an Internet award instituted in 1995 that quickly became a national reference for Internet awards in Brazil. In December 2001, iBest extended its activities in the Internet market by providing free dial up Internet access. The acquisition of iBest in June 2003 was a significant step in our Internet strategy. iBest is 100% controlled by us, and consolidates our existing leading position in the ISP market in Region II, giving us approximately 50% of the market share as of December 31, 2005. Furthermore, iBest has a presence in more than 1,800 cities with approximately 10 million clients registered and 1.5 million users active in the last 30 days.

     iBest generated approximately 19 billion minutes of incoming calls during 2005, an increase of 14% over 2004, which increases minutes of use and balances our traffic exchange with other networks in our Region. Through iBest, we have been able to minimize the risk of traffic drain by stimulating the use of iBest through dial up access, thereby increasing incoming traffic to our network. Traffic drain occurs when a competitor offers free internet services to customers in our Region. Because the interconnection regime in Brazil requires us to pay an interconnection fee to the service provider who completes a call originating from our network, free internet increases the traffic in the only direction that generates interconnection revenue for the service provider. Without a matching increase in traffic in the other direction, the continued traffic imbalance would result in increasing costs for us.

     During 2005, seeking to improve its internet browsing interface, iBest reviewed its strategy, diversifying its portfolio, launching paid products, restructuring its portal and internalizing its news channel. As result, the portal audience increased 21% in users from January to December, 2005, according to Ibope Net Ratings.

     iG

     We also offer internet services through iG which we acquired in November 2004. iG was the first Brazilian portal to offer free internet access. Since inception, the business model of iG has developed significantly and the portal has begun to generate revenues streams through advertising, e-commerce, broadband access, content commercialization, traffic generation, and other paid services such as connection accelerator, telephone customer support, wireless portal, premium email, hosting services, among others.

     iG is considered the largest dial-up internet service provider in Brazil with a market share of more than 30% of dial-up internet minutes. iG has a presence in more than 1,200 cities, with approximately 18 million clients registered and 2.0 million active users. The 20 billion internet minutes generated from iG positions the company as the leader of traffic generation in Regions I and III, and Brazil’s largest access provider measured in both traffic and number of users. As of December 31, 2005, iG’s broadband client base totaled 180,000, an increase of 65% over 2004.

     During 2005, iG introduced Megaplayer, the largest Brazilian Internet video center, Ig Pop, a music site, and Arena iG, an increasing–game portal. The iG Informa, a media active concept providing real time delivery of information directly to the client, was expanded to nine electronics displays in São Paulo, as well as advertising in Rio de Janeiro, Brasilia and Belo Horizonte airport.

     Through its wireless content portal, iG offers to mobile users a variety of products: ring tones, cards, images, news and videos.

     The acquisition of iG consolidates our existing leading position in the ISP market and strengthens our position in Regions I and III. Together, iG, iBest and BrTurbo serve approximately 3.2 million clients, which makes our company the largest internet service provider in Latin America and one of the 15 largest providers worldwide.

Wireless Services

     In 2004, we satisfied all the prerequisites for the launch of our operations, including the authorizations for the rendering of mobile services conferred by Anatel on January 19, 2004, the acquisition and installation of network equipment and the integration of mobile telephone with other products of the Brasil Telecom Group. Our license to provide wireless service is valid for fifteen years and may be renewed for another fifteen years.

     Competition in wireless services is intense, as the market is open to a number of larger competitors. Region II has the highest penetration rate by external competitive service providers in the country. The following table shows the percentage of total wireless services provided by outside service providers into Region II:

			Percent Change Over
Penetration	September 2004	December 2005	Period

Region I	26.6%	39.1%	12.5%
Region II	40.2%	58.5%	16.0%
Region III	38.7%	52.4%	13.7%

Source: Anatel.

     With an effective implementation of mobile operations, we became the largest integrated telecommunications carrier in Region II. In 2005, our convergent and innovative products and our one-stop-shop flagship store point of sales program generated sales of 4,160 dial-up modems, 1,857 caller-ID devices, and 3,370 fixed phones.

     We are a member of the Fixed Mobile Convergence Alliance, or FMCA, a 22 member association with the principal goal of offering integrated products and technologies to clients from all members. We have also announced the entry of Brasil Telecom GSM as a sponsor member of the Internet Segura Movement, or MIS, and associated of Electronic Market Brazilian Commission (“E-Net Commission”). The company is the first telecommunications company of the sector to participate in MIS. We believe that the best way to prevent internet fraud is to educate our users. MIS acts to educate users on the necessary steps that must be taken to safeguard security information while using the internet.

     Products and Services

     Through Brasil Telecom GSM, we offer three types of plans: post-paid, pre-paid and control (a plan where clients establish a pre-determined monthly rate and buy pre-paid credits if they wish to make extra calls). In addition to voice services, Brasil Telecom GSM clients can also take advantage of value-added services, some of them exclusive to our clients. For example, we are the only operator to offer mobile Banking service to our clients (regardless of the service provider of the mobile phone the client is using), Brasil Virtual Net, allowing our corporate clients to control their employees’ use of the internet, and mobile E-Mail, allowing our corporate clients to communicate, receive and answer e-mails through the use of a voice phone.

The following table summarizes some of the services that we currently provide to our wireless service clients:

Games	Downloads	Infotainment	Messaging	Others

Ego*	Wall Paper	Interactivities*	Album	Mobile E-Mail
Java Games	Screen Saver	BrT mobile Menu	Blog	Brasil Virtual Net*
Perfil*	Monofonics Ringtons	News	Multimidia Card	Voice Mail
Quiz	Mp3 Ringtons	Jokes Services *	Messenger	Caller Id
Senhor da Guerra	Polifonics Ringtons	Casseta Portal*	BRT GSM SMS	Waiting Call
Super Trunfo*	Videos	Voice Portal	SMS Chat	Conference
		Wap	MMS	GPRS
		Wap Show (1)	Rybena SMS (2)	Follow-Me
			WEB SMS	Banking (BB and Caixa Econômica)
Integrate Virtual
Answer Machine (3)
Advanced Voice
Mail

* Services launched in 2005.
** Services we believe are exclusive to our mobile clients.
(1) Wap Show is a tool that our clients use to create and administer personal or business websites, making available for download mobile phone ring tones, applications, or photos.
(2) Rybena SMS allows everyone to communicate with the Deaf and Hard of Hearing through messages that are translated into the Signal Brazilian Language, enabling the Deaf and Hard of Hearing to see messages in written form, through flash animation on their mobile phones.
(3) Integrate Virtual Answer Machine is a tool for clients who have fixed-line and mobile phone service from our company. With this service is possible to integrate fixed line voice mail for up to eight of our mobile voice mails, allowing our customers to receive voice mail message in one of eight distinct mobile voice mail boxes.

     In addition to our basic services, we have offered several incentives designed to increase recognition of our brand name and foster customer loyalty, including convergence products, launch promotions, our one-stop-shop flagship stores, real time customer retention programs, and roaming incentives.

     Convergence Products

     Bonus Every Month (Bônus Todo Mês). This product allows post-paid clients to designate any Brasil Telecom fixed-line number to earn up to 200 minutes per month, equivalent to 50 pulses, (100 minutes per month, equivalent to 25 pulses, to pre-paid clients) in free local calls to any fixed-line number.

     Boomerang 14 (Bumerangue 14). This product allows Brasil Telecom GSM clients to earn credits from long distance calls made using our carrier selection code ("CSC 14"). Clients can then use their credits to make free local calls from their mobile phone to any Brasil Telecom fixed or mobile number.

     Friends at All Times (Amigos Toda Hora). This product allows Brasil Telecom GSM post-paid clients to designate up to 14 numbers to connect with at a reduced rate of only R$0.10 (excluding taxes) per minute, at any time. The designated numbers may be fixed-line numbers of any operator or Brasil Telecom GSM mobile numbers. Brasil Telecom GSM pre-paid clients can elect seven numbers, one of which may be a fixed-line number.

     The Only One (Único). This pre-paid service merges mobile, fixed-line and payphone services. Clients buy credits for their pre-paid mobiles, but also have the option to use the same credits to make phone calls from fixed-line or payphones. The client simply calls a toll free number and identifies the number to be called. The cost of the call is deducted from the pre-paid credits, and the rate charged is cheaper than the pre-paid one. Brasil Telecom GSM is also the only operator to offer SMS credits every time a calling card is purchased, regardless of the face value of the card.

     Launch Promotion

     The Pula-Pula promotion was created as an impact offer to be used during our initial entry into the mobile telephone market. Its main objective was to introduce a new brand in the mobile market and to accelerate the acquisition of our first millionth client, thereby obtaining the minimum scale necessary to make our product attractive to competitors’ customers.

     As a result of the Pula-Pula promotion’s success, the offer was extended throughout 2005 and is currently being promoted, although gradual reductions in duration and discounts have been implemented since the launch of the promotion.

     In terms of duration, the first offer granted benefits to post and pre-paid customers until 2010, as opposed to the current promotion, which is only valid until 2008.

     Considering discounts, the post-paid Pula-Pula originally granted the amount billed in the “concession month” as a discount to be used in the following month. The current promotion offers a limited discount up to the amount of the subscription price.

     The original pre-paid Pula-Pula granted its users the amount of minutes received in one month as talk time in the following month. To be entitled for the benefit credits must be purchased at least once a month. On the other hand, our current pre-paid Pula-Pula client receives a maximum benefit of R$30.

     We believe our promotion has been adapted to successfully face competition with a proper balance of offered benefits.

     Flagship Stores – One-stop-shop

     With the launch of our mobile operations in September 2004, we opened integrated flagship stores following the one-stop-shop concept. In those stores, clients have access to our entire portfolio of products and services and we are able to capitalize on the competitive advantages of an integrated telephone operation. The majority of our flagship stores are located in the main shopping centers of the capitals of the states of Region II. Our mobile brand, Brasil Telecom GSM, is also marketed in other points of sales, including kiosks, exclusive authorized sales agents, non-exclusive authorized sales agents and resellers among the main retailers.

     Real Time Customer Retention

     With our convergence offers and the Pula-Pula promotion, we became the first company in Brazil to offer a Real Time Customer Retention program, eliminating the need for our clients to subscribe to a program, earn points, view catalogs, and request prizes. After acquiring a Brasil Telecom GSM mobile phone, our clients can immediately enjoy the benefits of our convergence offers and the Pula-Pula promotion.

     Roaming

     The use of Brasil Telecom GSM phones is not restricted to Region II. Our clients have countrywide coverage through roaming agreements. Brasil Telecom GSM preferred roaming partners are Oi and TIM in Regions I and III, respectively. As a result of an agreement between Brasil Telecom GSM and Oi, our clients do not pay for roaming charges and can benefit from advantageous rates when using their phones in Oi´s authorization area, comprising the three south-eastern states (Minas Gerais, Rio de Janeiro, and Espírito Santo), the four northern states (Amazonas, Amapá, Pará, and Roraima) and the nine states in the northeast of Brazil (Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, and Maranhão). In the cities not covered by Oi the roaming will be done by Claro or Tim, with additional collection. In 2005 Brasil Telecom GSM established roaming data (GPRS) agreements with Claro and Oi operators, giving us coverage in all states for data services and therefore giving our customer the mobility to roam not just within Region II but to all Brazilian States. As of December 2005, we had 103 agreements with international operators in 59 countries, covering the principle tourist routes in South America, North America, Europe and Japan.

Other Services

     In addition to the services described above, we provide telecommunications services beyond local, long distance, network and data transmission services including value-added services (such as 1-900 calling, call forwarding, voice mail, caller ID, call waiting, directory inquiry voice service) and advertising on public telephone cards. In accordance with our concessions, we are prohibited from providing cable television services, but we may lease our network to providers of such services.

Wireless Clients

     As of December 31, 2005, Brasil Telecom GSM had 2.2 million clients, which represented an 8.7% market-share in Region II, an increase of 255.6% from the prior year, with 31.3% of the clients in the post-paid category. A market research study conducted in July 2005 indicated that Brasil Telecom GSM has a 15.0% market share among corporate clients. The 2005 blended average revenue per user (“ARPU”) was R$27.80 resulting from a post-paid ARPU of R$41.20 and a pre-paid ARPU of R$19.60. These values reflect the promotion discounts “Pula-Pula” and “Fale por Menos.”

     Subscriber Acquisition Cost

     For fiscal 2005, our subscriber acquisition cost was R$209, considered to be a reasonable amount, given the excessive competition for mobile telephone clients in our Region. We expense our subscriber acquisition costs as incurred as opposed to capitalizing them and expensing them over time, a common practice for other operators.

     Investments in our Infrastructure

     In 2005, investments in our infrastructure totaled R$441.3 million. This amount includes disbursements to network implementation, IT equipments and platforms, installation of twenty stores, pre-operational costs realized until October 2004 and the acquisition of an additional 900 MHz license to improve the quality of data and voice services offered to our clients.

     Investments in Coverage

     In 2005, we implemented 156 new wireless facilities, for a total of 782 facilities as of December 31, 2005, covering 85.9% of the population in Region II. In addition, we have made infrastructure investments in many locations in order to improve the signal quality and provide coverage to indoor locations, such as shopping malls, stadiums and other public locations.

     Integration

     Our Brasil Telecom GSM sales team works with the commercial business areas of the rest of our Group to offer to our wireless telephone clients our entire portfolio of products and address the needs of our clients within Region II.

     Points of Sales

     As of December 31, 2005, Brasil Telecom GSM had 3,258 points of sale, including 20 flagship stores, 54 kiosks, 1,129 exclusive authorized dealers, 1,979 non-exclusive authorized sales agents, and 76 pre-paid card resellers.

     Employees

     Brasil Telecom GSM had 1,069 employees at the end of December, 2005, dedicated to commercial area, new business and planning and management sales. Our employees are trained to recognize and implement synergies across the various services and products that are offered by our numerous platforms.

Our Region

     Until January 2004, we were authorized by our original concessions to provide fixed-line telecommunications service only in nine states of Brazil located in the western, central and southern regions of Brazil, and in the Federal District, as listed in the chart below, excluding small areas in the States of Goiás, Mato Grosso do Sul and Paraná, which we refer to as our region. We have a unique advantage in this region as we inherited the telecommunications business in this region upon privatization of Telebrás. We are now authorized to provide interregional long-distance services throughout Brazil, international long-distance services from any point in Brazil, local services out of our original concession area and wireless services in our region. Our primary source of revenues continues to come from operations in our region.

     The states in our region, Region II, cover an area of approximately 2.8 million square kilometers, representing 33% of the country's total area and generating approximately 27% of Brazil's Gross Domestic Product ("GDP"). The estimated population of our region was approximately 44 million, representing approximately 24% of the population of Brazil. Our region has four metropolitan areas with populations in excess of one million inhabitants, including Brasilia, the capital of Brazil. Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy and the economy of our region, in particular.

     The following table sets forth certain key economic data for the states in our region in 2002, the date of Brazil’s most recent Civil Register census.

	Population (millions)(1)	Population per square kilometer(1)	Percentage of Brazil's GDP for 2002(1)	Per capita income (R$) for 2002(1)

State

Paraná	9.9	49.59	6.05	8,241
Santa Catarina	5.6	58.63	3.85	9,272
Distrito Federal	2.2	375.78	2.65	16,361
Tocantins	1.2	4.36	0.26	2,931
Mato Grosso	2.6	2.92	1.33	6,773
Mato Grosso do Sul	2.2	6.06	1.14	7,092
Rondônia	1.5	6.33	0.54	4,843
Rio Grande do Sul	10.5	37.23	7.76	9,958
Acre	0.6	3.86	0.17	3,833
Goiás	5.3	15.54	2.33	5,921

(1) Source: Instituto Brasileiro de Geografia e Estatística ("IBGE"), pursuant to the 2002 Regional Accounts of Brazil.

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

     Quality Targets

     Pursuant to the Telecommunications Regulations and our concession contracts, we are required to meet certain service quality targets relating to call completion rates, repair requests, rate of response to repair requests, operator response periods and other aspects of our telecommunications services. Noncompliance with these quality targets can result in certain fines. See "—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality."

     The following table indicates the individual performance of each of our concessions in accomplishing their respective quality of service obligations as of December 31, 2005.

Quality Performance of Services measured on December 31, 2005

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Rate of completed originated
local calls – Morning	77.29	77.41	71.43	71.60	70.37	71.32	72.44	70.79	72.07	72.54	70.0
Rate of completed originated
local calls – Afternoon	82.87	79.30	72.02	72.34	71.15	71.89	72.21	71.19	72.25	73.50	70.0
Rate of completed originated
local calls – Night	84.37	84.75	70.59	70.72	72.01	62.51	70.14	69.95	71.22	72.38	70.0
Rate of completed originated
DLD calls – Morning	87.89	77.86	72.36	71.58	72.94	73.45	73.20	73.17	71.91	73.87	70.0
Rate of completed originated
DLD calls – Afternoon	82.81	80.05	72.20	72.00	74.82	74.14	72.23	73.46	72.00	72.75	70.0
Rate of completed originated
DLD calls – Night	81.37	80.39	70.71	71.64	70.51	56.05	69.70	70.06	71.55	72.24	70.0
Rate of amount of repair requests
per 100 accesses in service –
Integral	1.48	1.39	1.62	1.26	1.24	1.03	1.12	1.23	1.40	0.83	2.0
Rate of amount of repair requests
per 100 public telephones –
Integral	1.23	2.73	5.04	6.95	7.18	4.13	3.91	2.47	2.78	1.71	10.0
Response rate for user
telephones of the PSTN within
10 seconds – Morning	99.87	99.44	98.92	99.06	99.29	98.89	99.60	90.94	93.58	94.02	94.0
Response rate for user
telephones of the PSTN within
10 seconds – Afternoon	99.69	99.60	98.85	98.61	99.41	99.43	99.56	99.50	99.59	99.78	94.0
Response rate for user
telephones of the PSTN within
10 seconds – Night	99.76	99.76	98.97	99.35	99.62	91.35	99.87	99.58	99.67	100	94.0
Amounts of bills with
complaints of errors in every
1,000 bills issued – local
mode	1.98	1.97	2.02	1.97	1.98	1.98	2.06	1.96	1.98	1.96	2.0
Amounts of bills with
complaints of errors in every
1,000 bills issued – DLD
mode	1.98	1.80	1.99	1.98	1.65	1.82	1.86	1.56	1.73	2.04	2.0
Rate of claimed inaccurate bills
with credit issued (for each
100 bills) for the local mode –
Integral	100	100	100	100	100	100	100	100	100	100	97.0
Rate of originated DLD calls not
completed due to traffic jam –
Morning	1.24	1.11	1.25	1.32	1.66	1.27	1.18	1.37	0.84	1.17	4.0
Rate of originated DLD calls not
completed due to traffic jam –
Afternoon	1.06	1.28	1.32	1.29	1.43	1.33	1.46	1.37	0.89	2.30	4.0
Rate of originated DLD calls not
completed due to traffic jam –
Night	1.04	1.31	1.84	1.88	1.79	18.40	1.44	1.68	1.02	0.80	4.0
Rate of originated local calls not
completed due to traffic jam –
Morning	0.61	0.54	0.77	0.78	0.65	0.55	0.60	1.14	0.54	0.23	4.0
Rate of originated local calls not
completed due to traffic jam –
Afternoon	0.54	0.64	0.81	0.83	0.77	0.62	0.99	0.86	0.56	0.19	4.0

Quality Performance of Services measured on December 31, 2005

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Rate of originated local calls not
completed due to traffic jam –
Night	0.42	0.68	1.43	1.49	0.49	6.84	0.73	1.25	0.64	0.25	4.0
Response rate to repair requests
made by residential users in
up to 24 hours – Integral	100	98.32	99.68	99.61	99.63	99.90	99.42	99.90	99.61	99.27	97.0
Response rate to repair requests
made by non-residential users
in up to 8 hours – Integral	100	98.30	99.27	99.39	99.89	99.33	99.24	99.78	99.50	99.21	97.0
Response rate to repair requests
made for public telephones in
up to 8 hours – Integral	100	97.16	99.54	99.56	99.87	100	99.38	98.53	99.84	100	97.0
Response rate to address change
requests from residential users
in up to 3 business days –
Integral	100	100	99.91	99.65	99.96	99.73	99.98	99.67	99.84	100	97.0
Response rate to address change
requests from non residential
users in up to 24 hours –
Integral	100	97.73	99.76	99.37	100	99.48	99.50	99.01	99.46	100	97.0

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

     During 2005, all our universalization targets of the General Plan on Universal Service were met.

     The following table indicates certain of our obligations relating to the expansion of our network in 2005 and our performance in satisfying those obligations as of December 31, 2005.

	Targets at	Company status at
	December 31, 2005	December 31, 2005

Fixed-line service available to all communities larger than
(inhabitants)	300	Obligation met
At least one public phone available to all communities larger
than (inhabitants)	100	Obligation met
Maximum waiting time for installation of a line (weeks)(1)	1	Obligation met
Minimum number of public telephones in service (thousands)	216	296.9
Minimum number of public telephones (per 1,000 inhabitants)	7.5	8.1
Minimum public telephones as a percentage of fixed lines	2.5	2.7

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

     On the adjustment dates for the local and DLD baskets, the adjustments for network usage rate are also approved. These rates apply when our networks are used by other telecommunications carriers.

The maximum adjustment indexes allowed for the baskets within the period of 2000 to 2005 are as follows:

	2000	2001	2002	2003	2004	2005

Local Basket	14.2%	10.4%	8.3%	16.0%	6.9%	7.3%
DLD Basket	11.9%	7.7%	4.9%	12.5%	3.2%	2.9%

     On July 01, 2005, Anatel authorized an increase in rates based on the IGP-DI index, in connection with local and long distance services and network usage, as provided for in our concession contract. These rate increases were equal to an average of 7.3% on local services and 2.9% on domestic long distance services. The maximum rates for international long distance calls were increased by 8.4% (basic plan).

     The Renewal of the Concession Contracts also established what parameters will be used to the adjustment rates. In 2006, the Telecommunication Industry Index (“IST”), created by Anatel as an index basket of existing public prices, became the official index to measure sector inflation and adjust rates. For 2006 and 2007, the agency also elaborated a calculus model to the Transference Factor in order to reduce the readjustment levels to pass part of the productivity gains obtained from the companies to the users.

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

     Since July 3, 2005, the date of the last rate adjustment, average monthly subscription charges (net of taxes) have been R$27.39 for residential customers, R$39.47 for non-residential customers, and R$30.19 for trunk customers.

     Users of measured service pay for local calls depending on usage, which is measured in pulses. Pulses occur systemwide every four minutes and are recorded independently of when the individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

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

     Since the last rate adjustment, on July 3, 2005, the average pulse charge (net of taxes) has been of R$0.11042.

     The following table sets forth selected information regarding our subscription charges and measured service charges for local telephone services for the periods indicated.

	Year ended December 31

	2003	2004	2005

Average rates for local telephone service(1)		(reais)
Monthly subscription:
Residential	22.2	25.5	27.4
Commercial	29.1	36.7	39.5
Measured service (per local pulse)	0.08938	0.10294	0.11042

(1) Average rates, net of taxes.

     In addition to the average pulse charge, since the last rate adjustment on July 3, 2005, we have been charging an activation fee for a new line, net of taxes, between R$3.93 and R$80.52 (depending on the state) and a fee of R$84.16 (net of taxes) when a subscriber changes his/her address.

Domestic Long-Distance Rates

     Domestic long-distance, or DLD, calls between fixed-line telephones are measured by the duration of the call and registered in the telephone bill call by call. The value per minute is defined by the distance involved (rate degrees from one to four), the day of the week and the time of the call. The measurement is based on a rate unit of one tenth of a minute (six seconds) and the minimum billable time is thirty seconds.

     The following table sets forth selected information regarding our domestic long-distance rates during the periods indicated.

	Year ended December, 31

	2003	2004	2005

Domestic long distance rates (1)		(reais)
0 to 50 km	0.59	0.62	0.63
50 to 100 km	0.82	0.90	0.93
100 to 300 km	0.95	1.05	1.08
Over 300 km	1.15	1.13	1.16

(1) Average rates for a domestic long-distance call (interstate), three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of taxes.

Network Usage Charges

     The network usage rates, responsible for a large part of our interconnection revenue, are applied in the following situations:

•	in DLD calls originating and terminating at our network, executed with the use of the selection code of other providers;

•	in calls terminating at our network, originating from networks of mobile carriers; and

•	in local fixed-to-fixed type calls made between two local telephone carriers at the same location. In this case, interconnection revenue must be of the local carrier that configures a volume of traffic receipt above 55.0% of the total volume of minutes between the two networks. The revenue will be calculated over whatever exceeds this limit.

     The Local Network Usage Rate (Tarifa de Uso de Rede Local, or “TU-RL”) is applied when third parties use our local network to complete their calls. When third parties use our long-distance network the Intercity Network Usage Rate (Tarifa de Uso de Rede Interurbana, or “TU-RIU”) is applied.

     The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December, 31

	2003	2004	2005

		(reais)(1)
Network usage rate (local)	0.05284	0.05248	0.04548
Network usage rate (long-distance)	0.09681	0.11083	0.11408
(1) Net of taxes.

     As of July 3, 2005, the date of the last rate adjustment, network usage rates for local and long-distance services were approximately R$0.04548 and R$0.11408, respectively. The adjustment of rates for network usage in 2005, considering the indexes authorized by Anatel on July 1, 2005, was of approximately -13.33% for the Local Network Usage Rate and 2.94% for the Intercity Network Usage Rate.

     Our revenue from network services also includes payments from other operators based on specific agreements to share our network and other structure. Other telecommunications service providers, such as providers of trunking and paging services, may use our network to connect a central switching station to our network. Some mobile service providers use our network to connect mobile central switching stations to the mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

     The maximum values for the Local Network Usage Rate (“TU-RL”) will be limited to the product of the M multiplier by the Local Network Usage Rate used. From January 1, 2006 to December 31, 2006, the value of M will be 0.5. This change will lead to a reduction in TU-RL from R$0.050 to an average value of R$0.035 in January 2006.

Fixed-Mobile Rates

     Wireless telecommunications services in Brazil, unlike in North America, are offered on a "calling party pays" basis. Under this policy, a mobile subscriber generally pays mobile usage charges only for calls made by such subscriber and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a per-minute rate. For example, a fixed-line phone has specific rates for calls made to other mobile users. These mobile rates are divided in Communication Value – 1, or VC-1, for local calls, Communication Value – 2, or VC-2, for calls outside the subscriber's registration area but still inside the region where the respective operator provides service, and Communication Value – 3, or VC-3, for calls outside the subscriber's registration area and outside the region where the respective operator provides service.

     We charge our fixed-mobile calls based on per-minute charges, on either VC-1, VC-2, or VC-3 rates, when a fixed-line service customer calls a mobile subscriber. In turn, we must pay the mobile operator for the network usage. For local calls, the VC-1 is applied, and for national long-distance calls, the VC-2 and VC-3 rates are applied. Local calls where VC-1 is applied, are included in our local services revenues, while intraregional calls where VC-2 or VC-3 are applied are included in our intraregional and long distance service revenues.

     The criteria for measurement of these calls are defined in the Concession Contract and have the following rules:

•	Rating unit: six seconds (one tenth of a minute);

•	Billable Minimum: 30 seconds; and

•	Billable Calls: only calls with duration of more than three seconds are billed.

     Like the local and DLD basket rates, rates for calls involving mobile telephones are set in the Concession Contract and are adjusted annually based on IGP-DI price index, after approval by Anatel.

     At the same time, rates for mobile network use (“VU-M”) are also readjusted and are used to determine the amount that fixed-line carriers will have to pay for fixed-mobile calls, whether in local range (VC-1) or in national long-distance range (VC-2 and VC-3).

     Since July 6, 2003, through regulation changes, mobile customers must choose, via the carrier selection code, the DLD carrier they prefer to complete their calls, following the same system adopted by the fixed telephone sector. With the introduction of this new system, the DLD carriers began to take part in this new market.

     On June 12, 2005, VC-1 was adjusted by 7.99%, while the VU-M (for local calls, VC-1) was adjusted by 4.5% . However, operators did not reach an agreement to adjust VC2 and VC-3, and, as a consequence, these rates have not changed.

     The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the indicated years.

	Year ended December, 31

	2003	2004	2005

		(reais)(1)
VC-1	0.414	0.443	0.479
VC-2	0.847	0.906	0.906
VC-3	0.932	0.997	0.997

(1) Net of Taxes.

Data Transmission Rates

     Most of our data transmission revenues are obtained by monthly fees charged for private leased circuits. These revenues consist mainly of charges for access to networks and usage related to the amount of data transmitted. The following table sets forth selected information about our average monthly line rental charges for private leased circuits during the indicated years.

	Year ended December 31,

	2003	2004	2005

Average rates for monthly line rental per leased circuit:		(reais)
Local circuit
4.8 Kbps	302.00	302.00	302.00
9.6 Kbps	302.00	302.00	302.00
64 Kbps	586.00	586.00	586.00
2 Mbps	6,636.00	6,636.00	6,636.00
Long-distance circuit(1)
4.8 Kbps	1,303.00	1,303.00	1,303.00
9.6 Kbps	1,303.00	1,303.00	1,303.00
64 Kbps	3,317.00	3,317.00	3,317.00
2 Mbps	37,566.00	37,566.00	37,566.00

(1) Maximum rates, net of taxes, assuming a transmission distance between 300 and 500 kilometers.

     The table below sets forth the rates that we charged for ADSL services in 2005. These costs do not include the fees normally paid by customers to their ISP’s.

Residential Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo Lite	Up to 150 Kbps/Up to 64 Kbps	49.90(2)
Turbo 400	Up to 400 Kbps/Up to 200 Kbps	79.90
Turbo 600	Up to 600 Kbps/Up to 300 Kbps	99.00
Turbo 800	Up to 800 Kbps/Up to 300 Kbps	118,99
Turbo Jogos 600	Up to 600 Kbps/Up to 512 Kbps	108,99
Turbo Jogos 1000	Up to 1.0 Mbps/Up to 512 Kbps	219,99

Corporate Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Rápido	Up to 400 Kbps/Up to 200 Kbps	119.90
Super Rápido	Up to 800 Kbps/Up to 400 Kbps	253.12
Profissional	Up to 1.5 Mbps/Up to 256 Kbps	593.44
(1)	Monthly rates in reais, including taxes.
(2)	Monthly value for 50 hours of Internet access. Additional hours are charged R$2.95 per hour.

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

     The following table sets forth selected information about the average charges for our Basic Plan in 2005:

Year ended December
31, 2005

Average rates for the Basic Plan(1):	(reais)
Activation	23.67
Monthly Subscription
Residential	27.39
Commercial	39.47
Local calls to fixed-line numbers (per local pulse)	0.11042
Local calls to Brasil Telecom GSM (per minute – normal rate)	0.50504
Local calls to other wireless operators (perminute – normal rate)	0.50447

(1) Average rates, net of taxes.

     As of May 31, 2005, we offered our wireless clients three different types of alternative plans: the Brasil Cartão Plan, Brasil Conta Plan, and the Brasil Controle Plan.

     The Brasil Cartão Plan follows a pre-paid system, whereby our clients purchase credits in advance for the availability of mobile services. We offer reduced rates for either nighttime or daytime calls, under the Brasil Cartão Noturno Plan and the Brasil Cartão Diurno Plan, respectively, or charge a single tariff regardless of the time of the call, with the Brasil Cartão Simples Plan.

     The Brasil Conta Plan follows a post-paid system, whereby clients pay a monthly charge for a given package of inclusive minutes. Any minutes used in excess of such amounts are billed to the customer according to the selected package, so that packages with a greater amount of inclusive minutes are generally charged a lower rate. We offer 14 different packages of monthly inclusive minutes ranging from 50 to 2000 minutes. If subscribers do not use the total amount of inclusive minutes in any given month, the balance is brought forward to the following month.

     The Brasil Controle Plan has characteristics of both pre-paid and post-paid systems. Clients pay a fixed monthly charge for the availability of mobile services, regardless of utilization. Payment of this charge includes cash credits of equal amount. Once all credits have been used, subscribers may purchase extra pre-paid credits. Rates charged for the plan are the same, regardless of whether the credit is pre-paid or post-paid. If subscribers do not use the total amount of cash credits in any given month, the balance is brought forward to the following month.

Taxes on Telecommunications Services

     The cost of telecommunications services in Brazil includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços ("ICMS"), which Brazilian states impose at varying rates on telecommunications services. The current average ICMS tax rate for telecommunications services is 25.0% . However, the ICMS tax rate varies between states. In the State of Acre and Mato Grosso, for example, the ICMS tax rate is 25.0%, while in the State of Mato Grosso do Sul the ICMS tax rate is 27.0% and in the State of Goiás, the ICMS tax rate is 29.0% .

     The telecommunications tax burden also includes four other federal taxes, the Programa de Integração Social ("PIS") and Contribuição para Financiamento da Seguridade Social ("COFINS"), which are two social contribution taxes based on our gross revenues, and the Universal Telecommunications Service Fund ("FUST") and the Fund for Technical Development of Brazilian Telecommunications ("FUNTTEL"), which are two telecommunication taxes based on our gross operating revenues net of certain deductions.

     PIS is applied at a 0.65% rate and COFINS is applied at a 3.0% rate for telecommunications services. Since December 2002, we have been subject to a 1.65% PIS rate for services other than telecommunications services and may be entitled to PIS credits calculated on our costs and expenses to offset the PIS due on those services. Since February 2004, we have been subject to a 7.6% COFINS rate for services other than telecommunications services and may be entitled to COFINS credits calculated on our costs and expenses to offset the COFINS due on those services. The FUST and FUNTTEL are imposed on certain telecommunications services at the rates of 1.0% and 0.5%, respectively. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes."

     In 2005, we paid taxes on telecommunications services in the amount of approximately 28.7% of our annual operating revenues.

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

     For interregional and international long-distance services, customers either receive separate monthly bills from each company they use for long-distance calls or a combined bill issued by us. Customers make payments by direct payment to a bank or an alternative agent, or by allowing their checking account to be debited.

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

     The following table sets forth information about our accounts receivable for the year ended on December 31, 2005. For the discussion of provisions for past due accounts, see “Item 5. Operating and Financial Review and Prospects—Operating Results."

At and for the year
ended December 31,
2005

Due	65.0%
Past due – 01 to 30 days	15.8%
Past due – 31 to 60 days	5.2%
Past due – 61 to 90 days	3.3%
Past due – 91 to 120 days	2.8%
Past due – More than 120 days	7.9%

Network and Facilities

General

     The network is the combination of the physical and logical infrastructure which provides telecommunications services, whether it is voice, data and/or image. In 2005, we took various steps to expand our voice, data and image networks.

Voice Network

     During 2005, we expanded our voice network through the installation of 79,117 lines. As a result, as of December 31, 2005, our voice network plant consisted of approximately 10.8 million installed lines, of which 9.6 million were in service. Of the lines in service at that time, approximately 63.8% were residential lines, 18.1% were commercial lines, 3.1% were public telephone lines and 15.0% were other service lines. Long-distance transmission is provided by a fiber-optic cable network and by microwave links.

     The following table sets forth combined information about our voice network for the periods indicated.

	At the year ended December 31,

	2004	2005

Installed lines (millions)	10.7	10.8
Lines in service (millions)	9.5	9.6
Average lines in service for year ended (millions)	9.7	9.5
Lines in service per 100 inhabitants	22.4	22.3
Percentage of installed lines connected to digital
exchanges	99.7	99.9
Number of public telephones (thousands)	295.9	296.6

Data Network

     As of December 31, 2005, we had 1,195,357 ADSL installed ports and 1,013,893 accesses in service, in excess of 1 million customers, an increase of 89.4%, or 478,436 new ADSL accesses added, when compared to the previous year. During 2005, we increased the ADSL number of cities from 1,117 to 1,256. The following table sets forth combined information about out data network for the periods indicated.

	Year ended December 31

	2004	2005	% Change

ADSL
Installed Ports	620,406	1,195,357	92.7
Accesses in Service	535,457	1,013,893	89.4

     ATM, Frame Relay, and Dedicated IP, expanded by 25.8% in 2005 compared to 2004. As of December 31, 2005, we had installed 13.619 ATM, Frame Relay or Dedicated IP ports. The DialNet service increased from 192,236 ports installed at the end of 2004, to 197,244 ports installed at the end of 2005, representing an increase of 2.6% . The following table sets forth combined information about our ATM, Frame Relay and Dedicated IP networks for the periods indicated.

	Year ended December 31

	2004	2005	% Change

DialNet	192,236	197,244	2.6
ATM / Frame Relay / Dedicated IP	10,829	13,619	25.8

     The following table sets forth certain information about our active customers in the several data communications networks.

	Aggregate value as of December 31, 2005

	Total number of ports	Total ports in service	Utilization rate (%)

RAS (DialNet)	197,244	168,612	85.5
ATM/Frame Relay (Cisco Network)	9,932	8,480	85.4
SLDD, EILD and Frame Relay
(Deterministic Network)	41,976	32,557	77.6
Dedicated IP / IP Light (Access routers)	3,687	2,441	66.2

Mobile Network

     During the second quarter of 2004, we initiated the implementation of our mobile network with the challenge of implementing an extensive mobile network from the state of Acre to the state of Rio Grande do Sul, using the most advanced wireless technology available worldwide while simultaneously integrating the network into one of the largest wireline networks of Brazil.

     Our new mobile network incorporates the following network characteristics:

     - Technology 1,800/900 MHz for voice;

     - GPRS/EDGE technology for data;

     - Technological evolution guaranty;

     - Unique Voice Core distributed in an initial topology of 8 MSCs organized regionally according to the traffic interest of each region;

     - Two HLRs, geographically separated, assuring security and flexibility;

     - Unique Data Core, fully integrated to the fixed-line data network of our company;

     - Access network originally distributed through 778 localities covered by 2,117 Radio Base Stations;

     - GPRS coverage in 100% of the localities covered and EDGE in all capitals (10 cities) from cover area states;

     - Full integration with the existing transmission resources of our wireline network;

      - Intensive sharing of our existing wireline infrastructure and other wireless operators in the market; and

     - Integration with our fixed-line platforms, leveraging technical/operational synergies between companies.

Network Modernization

     Our network infrastructure applies an operational model designed to use cutting-edge technological resources to efficiently provide flexibility and quality services for our users. In 2005, we underwent significant modifications and improvements in our network infrastructure in order to provide a more efficient service to our customers. The improvements in our network infrastructure were based on a convergence model of services and applications, as well as a single and flexible network accessible to all clients from any location and at any time. With our network infrastructure, we are able to provide fully integrated services, whether fixed-line or wireless, voice, data or image, thereby optimizing available resources.

     To our networks as a whole, in 2005 we accomplished some important technological milestones, including:

  consolidation of our Next Generation Network (NGN) architecture through the Services Creation Environment operations;
  development of our convergence technology for fixed-mobile services;
  launch of a convergence IP service similar to multiconference and VoIP;
  implementation of a satellite owner network to offer satellite services; and
  creation of the first metropolitan network for Ethernet access .

     We are currently in the process of transitioning our voice and data networks to a more unified structure to provide better efficiencies across our service and product platforms. This transition is designed to unify our offerings of forms of media (voice, data and images) above a unique transport structure based on IP, including media transmitted through fixed access points and mobile access points in an integrated environment unifying the Telecom and IT worlds. To this end, in 2005, we implemented a new telecommunications services structure in order to better operate our services and applications. This structure is designed to create a more efficient service environment to more fully compliment our Next Generation Network that we offer to our customers. In this new structure, our services are implemented in a centralized way and are available in a homogenous and efficient way to any network telecommunication user. In addition, this structure allows us to develop and implement all of our services in an open market pattern utilizing a wide variety of suppliers, eliminating the need for different networks to be serviced by different servicers and allowing sharing between network applications to promote optimization of our network usage.

     We have consolidated our call center structure, by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba) while improving the level of service through outsourcing. In addition, in an effort to improve service to our corporate customers, we have created a call center which is dedicated to such customers. We have implemented a customer relationship management system which integrates our systems and provides a database of information for each customer so that we can provide better service and identify sales opportunities during each contact we have with our customers. In addition, we are targeting small and medium-sized companies, in order to render more specialized customer services to them.

     In 2005, we also continued our development of a transport and access layer to provide broadband access coverage and traffic capacity. We began the expansion of our backbone Dense Wavelength Division Multiplexing (“DWDM”) and increased our data networks core, which allowed us to offer various services that require more bandwidth for their use. We also developed our access networks pass, including the acquisition of our own satellite platform, which permits us to offer voice and data services in remote or not accessible locations through our own conventional networks, both inside and outside of Region II.

     We also continued to implement our DSLAMs/Ethernet network, developing an infrastructure concentrated on ADSL access. Our network is better prepared to support ADSL 2+ technologies that would allow us to offer higher speed services. In addition, to accommodate a higher demand for high speed services, we are creating a new Metro-Ethernet access network. Finally, we implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of Internet access services.

     In 2005, we continued to stay competitive in the technological marketplace, participating in a number of international educational meetings designed to educate members on the latest and most efficient network technologies, including European Telecommunications Standards Institute (ETSI), 3rd Generation Partnership Project (3GPP), Telecoms & Internet Converged Services & Protocols for Advanced Networks (TISPAN) and Fixed-Mobile Convergence Alliance (FMCA). In addition, we are considering several new technologies for implementation in the near future, including Worldwide Interoperability for Microwave Access (“Wimax”), a New Generation of DSLAM, an Internet Protocol Television Platform (“IPTV”) and Gigabit Passive Optical Networking (“GPON”).

Competition

     The telecommunications industry in Brazil is becoming increasingly competitive. We operate in the local fixed-line telecommunications, domestic and international long distance telecommunications, data communications and wireless telecommunications markets in our region. We compete primarily on the basis of features, pricing and customer service. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services, also driven by the implementation of new technology and an increase in regulatory oversight. Additionally, any increased competition in the provision of Voice Over Internet Protocol (“VOIP”) services should only have a minimal effect on our revenues.

Local Services

     Currently, we are the leading local fixed-line telecommunications services provider in our region, with an estimated 94.6% market share, based on statistical estimates using volume of outgoing and incoming local calls of our competitors that interconnect through our network. Global Village Telecom is our main competitor in providing local fixed-line telecommunications services in our region. Our position in the local fixed-line telecommunications market is due, among other things, to the fact that we did not face any competition in this market until the entry of Global Village Telecom in November of 2000. Global Village Telecom is an independent service provider operating under an authorization from Anatel. Since its entry into the market, we have been able to maintain our market share in our region due to our extensive network and competitive features, prices and services.

     In the short-term, despite the fact that there are already numerous companies with permission from Anatel to provide local fixed telecommunications service in our region, we could lose additional market share, mainly in the corporate segment, if additional competitors are allowed to enter the fixed-line market in our region. Our fixed-line services are also subject to competition from wireless service providers. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

Intraregional (intrastate and interstate) Long-Distance Service

     We are currently the leading intraregional long-distance telecommunications service provider in our region, with an estimated 89.0% of the intraregional market share in 2005, based on the volume of outgoing long-distance calls that select us to carry such calls by inputting our carrier selection code. Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed-line phones. Since such date, mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is "14". Accordingly, domestic long distance carriers, including us, compete in the mobile long distance market. As our carrier selection code "14" was widely used for calls originating from fixed telephones, we quickly gained a significant share of the long-distance calls originating from mobile phones. Embratel is our most significant competitor in providing intraregional long-distance telecommunications services in our region with approximately 9.0% of the total market share in 2005. The remaining market share is divided among Global Village Telecom, Intelig and other operators. The licenses awarded to Embratel, Intelig and Global Village Telecom are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions.

     In the short-term, we expect to lose market share in the provision of intraregional long-distance telecommunications services due to increased competition from Embratel. To date, numerous companies have permission by Anatel to provide intraregional long distance telecommunications services in our region, but we do not expect that these companies will gain meaningful market share. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

Interregional and International Service

     Until December 31, 2003, under Anatel rules, regional fixed-line companies, such as ours, generally were not permitted to offer interregional or international long-distance services. Having received certification by Anatel of our compliance with universalization targets on January 19, 2004, we began offering interregional and international long-distance services. Due to our unique position in Region II combined with competitive marketing and promotional pricing, by December 31, 2005, we were able to attain a 59% interregional market share and 33% international market share in Region II, which represented an increase of approximately 10 and 7 percentage points, from the prior year. We compete primarily against Embratel, which, as of December 31, 2005, had approximately 33% of the interregional market share, representing a loss of 7% in these services from the prior year. Embratel also controls approximately 48% of the international long-distance service market share. We expect our market share to increase as clients are no longer concerned about selecting a carrier based on where the call ends.

     To date, although numerous companies have permission by Anatel to provide interregional and international long distance telecommunications services in our region, we do not expect to experience a significant decrease in our market share due to increased competition in the near future. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition.”

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

     We have increased our market share in the data communications market primarily through the development of our ADSL service that has grown substantially in the last year, giving us the highest penetration rate of ADSL access per fixed-line in service among Brazilian carriers. We are the leading provider of broadband ADSL access in Region II with approximately 1,013,893 ADSL accesses in 2005. Our leading position in ADSL is based upon our market share of the local service market as ADSL accesses are provided through the local telephone lines in our region. Approximately 60.0% of the ADSL accesses we provide in Region II are to our BrTurbo customers. Global Village Telecom also provides ADSL accesses in our region, and we also face competition from cable TV operators who provide broadband access through cable modems. To date, in Brazil, we have not faced significant competition from cable providers providing telephone or quasi-telephone services which compete with the telephone services we offer and the penetration of cable television in our region is limited.

     In the dial-up market, our market share is approximately 81% in our region, based upon our share of the total volume and duration of dial up calls that are made using our network which we can identify as calls made to dial up service providers. We compete in the dial up internet market primarily with Global Village Telecom.

Internet Services

     In 2005, through our operating subsidiary BrTurbo, we had approximately a 54.0% market share of the monthly broadband ISP sales in Region II. We are the leader in terms of number of active clients among those providers operating high-speed access services based on ADSL technology in Region II. As of December 31, 2005, we had 534,175 residential clients and 13,616 business clients. We compete primarily against other internet service providers such as Terra.com and Globo.com as well as local area internet service providers.

     Since we acquired iBest, the company has grown mainly in Region II, where it is currently the market leader with approximately 50.0% of total internet minutes. As of December 31, 2005, iBest had approximately 10 million registered users of which 1.5 million were active, generating approximately 18.9 billion dial-up minutes during 2005. iBest's main competitors in Region II are Click 21 and Pop, which are owned by Embratel and Global Village Telecom, respectively.

     iG was the first Brazilian portal to offer free internet access and has a presence in more than 1,200 cities, with approximately 18 million clients registered and 2.0 million active users in the last 30 days. As of December 31, 2005, iG provided broadband access to a client base of more than 150,000 active clients. In addition, iG has a 334,000 client base subscribing for access, broadband and other paid services. iG competes primarily against other internet service providers such as Terra.com, iTelefonica from Telefônica, UOL from Grupo Folha and Portugal Telecom and Oi Internet from Telemar.

Wireless Services

     We launched our wireless operations in September 2004. Wireless services are equally competitive and we face competition in Region II mainly from (i) a joint venture between Telefônica and Portugal Telecom (marketed under the brand name "Vivo"), (ii) Telmex, which competes against us in our region through América Móviles (marketed under the brand name "Claro") and (iii) TIM. In addition, wireless services compete directly against fixed-line services.

     The mobile telephone business is a highly competitive one, and Region II has the highest penetration rate in the country by outsider service providers. As of December 31, 2005, we had 2.2 million mobile telephone clients, representing 8.7% of the market share in our region. We have become the largest integrated telecommunications carrier in Region II. In 2005, our convergent and innovative products and our one-stop-shop flagship store point of sales program generated sales of 4,160 dial-up modems, 1,857 caller-ID devices, and 3,370 fixed phones.

     We are a member of the Fixed Mobile Convergence Alliance, or FMCA, a 22 member association with the principal goal of offering integrated products and technologies to clients from all members. We have also announced the entry of Brasil Telecom GSM as a sponsor member of the Internet Segura Movement, or MIS, and associated of Electronic Market Brazilian Commission (“E-Net Commission”). The company is the first telecommunications company of the sector to participate in MIS. We believe that the best way to prevent internet fraud is to educate our users. MIS acts to educate users on the necessary steps that must be taken to safeguard security information while using the internet.

Effects of Competition

     Competition in the telecommunications business is expected to increase as a result of the deregulation that began in 2002, including the certification and authorization process by which companies are permitted to provide additional services inside and outside of their regions. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that competition as a result of the entry of additional competitors into the market for local, long distance and wireless services in Region II, as well as significant industry consolidation, may adversely affect our related revenues. We anticipate, however, that our growth in the Brazilian market will partially offset this competition, since we are able to offer long distance and data services on a nationwide basis in addition to wireless services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into other new business areas will provide us with new growth opportunities.

     The impact of these competitive pressures will depend upon a variety of factors that cannot currently be assessed at this time, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of our competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition and consolidation. Our ability to continue to compete successfully will also depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographics trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation.

Customer Service

     We provide customer service primarily through call centers and flagship stores. In addition we provide services through our website and in physical locations through lottery booths for the acceptance of payments and post offices which provide services such as terminal activation and repair requests.

     We have consolidated our call center structure, by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba) while improving the level of service through outsourcing.

     In addition, in an effort to improve service to our corporate customers, we have created a call center which is dedicated to such customers. We have implemented a customer relationship management system which integrates our systems and provides a database of information for each customer so that we can provide better service and identify sales opportunities during each contact we have with our customers. In addition, we are targeting small and medium-sized companies, in order to render more specialized customer services to them.

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

     With the launch of our mobile operations in September 2004, we opened integrated flagship stores following the one-stop-shop concept. In those stores, clients have access to our entire portfolio of products and services and we are able to capitalize on the competitive advantages of an integrated telephone operation. The majority of our flagship stores are located in the main shopping centers of Region II. Our mobile brand, Brasil Telecom GSM, is also marketed in other points of sales, including kiosks, exclusive authorized sales agents, non-exclusive authorized sales agents and resellers among the main retailers.

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

Our Patents in Brazil

     We filed four patent applications in the database of the Brazilian Trademark and Patent Office (“INPI”) between 2004 and 2005 to protect telecommunication systems and methods (patents are valid for 20 years counted from the filing date). We cannot confirm whether INPI has begun the technical analysis of these patents to verify if they are in accordance with Brazilian Legislation. Additionally, according to the Brazilian Industry Property Law, it is necessary to pay an annual fee starting as of the third year, counted from the date of the filing of the patents application or the utility model application, in order to maintain the validity of patents and utility models. In case the annual fees are not paid, INPI will automatically cancel the patent and/or the utility model, and INPI’s cancellation decision is then published on the INPI’s Official Gazette. After the publication of such decision, the owner of the patent and/or utility model can request the reversal of a cancellation decision by INPI by the payment of extra fees. We cannot confirm whether we have paid the annual fees associated with the four patent applications, and are therefore unable to confirm their status.

     Prior to the breakup of Telebrás, our company, as well as each of the other operating subsidiaries of Telebrás, contributed to Fundação CPqD – Centro de Pesquisa e Desenvolvimento em Telecomunicações ("the Center"), a research and development center formerly operated by Telebrás which develops telecommunications technology in Brazil. Pursuant to our arrangement with the Center, we have access to telecommunications software developed by the Center and other technological services provided by the Center, such as equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies. See “Item 5. Operating and Financial Review and Prospects—Research and Development." and "—History and Development of the Company—Capital Expenditures—Research and Development."

Our Trademarks in Brazil

     We currently own 458 trademarks filed in different classes of products and services, with the majority protecting communication services. Some trademarks, however, protect advertising, business management, administration, insurance, financial, monetary and real state affairs as well as scientific and technological services and research, design and industrial analysis and research services, design and development of computer hardware and software as well as apparatus for recording, transmission or reproduction of sound or images, magnetic data carriers, recording discs.

     In addition, we have filed 453 trademark applications and 133 trademark registrations. Some of these applications have been published for third party opposition and are still under examination at INPI, a process that may take up to five years to be concluded. Some of our trademark applications have been opposed by third parties we cannot insure that they will be granted by INPI if such oppositions are accepted.

     Additionally, some of our trademark registrations are due for renewal. According to the Brazilian Industrial Property law a trademark must be renewed after 10 years counted from the date of the granting of the registration.

Our Domain Names in Brazil

     We currently own 138 domain names covering our various subsidiaries and platforms of business registered in the name of Brasil Telecom, 179 additional domain names registered under the name of Internet Group do Brasil Ltda., 16 domain names registered under the name of iBEST S.A., and 50 domain names registered under the name of BrTSi.

Regulation of the Brazilian Telecommunications Industry

General

     Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law. We operate in each of the states in our region based on the concessions that were granted to each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CRT and CTMR. We also operate outside our original concession area based on the new authorizations received from Anatel as a result of our achievement of universal service targets certification. These concessions and authorizations allow us to provide specified services and set forth certain obligations with which we need to comply.

     Anatel is the regulatory agency for telecommunications that acts under the Regulamento da Agência Nacional de Telecomunicações (the "Anatel Decree"). Anatel is administratively independent from the Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged administratively before the agency itself or through the judiciary system in the Brazilian courts. Under Brazilian law, we, like all public-regime companies, must have the rates that we charge for products and services approved by Anatel. On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025.

Concessions and Licenses

General

     We operate under public-switched telephone network concessions (local and domestic long-distance), which grant us the right to offer local and domestic long-distance services in Region II.

     Concessions to provide public-switched telephone network services are granted under the public regime but such services may also be provided through authorizations granted under the private regime.

     In addition to us, the companies that operate in the public regime in Brazil include Telemar, Telesp, Embratel and certain other local operators. The four main public regime companies are the largest primary providers of fixed-line telecommunications services in Brazil, including local services and intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region II, operate in the private regime.

     According to the terms of Article 63 of the General Telecommunications Law and of Article 13 of the Brazilian Telecommunications Services Regulation, public regime companies are subject to certain obligations as to continuity and the universal service. Public regime companies are also subject to Anatel's supervision with respect to the rates that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to universal services, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

     Public regime companies, like our company, normally offer certain services in the private regime, of which the most significant are data transmission services through Multimedia Communication Services (MCS) authorizations. In addition, on December 18, 2002, we acquired a license to offer our mobile services under the private regime.

Fixed-line Services – Public Regime

     Each public regime company operates under a concession that was granted a 20 year extension in December of 2005. As part of the extension, public regime companies became subject to the rules for providers of news services, including universalization rules. See “Brazilian Telecommunication Sector Regulation– New Telecommunications Regulations.” During the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of their public switched telephone network (excluding taxes and social contributions) during the immediately preceding year.

     Prior to January 2004, we were not permitted to offer interregional and international long-distance services. On January 20, 2004, our concession contracts were amended to provide for Anatel's certification in connection with our achievement of universalization targets, and we became qualified to receive a concession to provide such services. Thus, we were able to originate long-distance calls in our concession area and terminate them at any point in the country, as well as outside the country. For more information, see "— Obligations of Telecommunications Companies — Public Regime —Service Restrictions."

Fixed-line Services – Private Regime

     The Brazilian Telecommunications Regulamentation precipitated the introduction of competition in telephone services in Brazil by enabling the Brazilian federal government to authorize, through Anatel, four private regime companies—three to provide fixed-line local services and intraregional long distance services, one in each of the three regions of the General Concession Plan, and one to provide intraregional, interregional and international long distance services throughout Brazil – to provide services concurrently with the public regime companies. Anatel has granted private regime operators licenses to operate in Region II. Anatel has also granted licenses to other private regime companies to operate in Regions I and III of the General Concession Plan and licenses to other private regime companies to provide intraregional, interregional and international long distance service in Region IV of the General Concession Plan. The number of authorizations that may be granted by the Brazilian federal government is unlimited.

     After receiving the certification for the accomplishment of our universal service targets, we obtained authorization under the private regime to provide local and domestic long-distance services in certain sectors of our Region II where we were not present before, and in Regions I and III through the General Concession Plan. In addition, we were authorized to provide international long-distance services in Regions I, II and III (the entire country) of the General Concession Plan. The other primary public regime companies received similar authorizations.

Regulation of Wireless Services – PCS

     In September 2000, Anatel amended regulation related to the provision of wireless telecommunications services for PCS. These amended PCS authorizations enable new participants in the Brazilian telecommunications market to compete with already existent telecommunications service providers. The amended PCS regulation divides Brazil into three distinct regions, each of which corresponds to the regions applicable to the public regime fixed-line telephone service providers. PCS services are provided within the 1,800 MHz band, which contains

Bands C, D and E, and the amended PCS regulations permit up to three additional PCS authorizations in each region to compete with already existent telecommunications service providers. Anatel held auctions for PCS authorizations during 2001 and 2002, but no Band C PCS authorizations were granted.

     The PCS license sets forth certain obligations and targets that must be met by a PCS service provider. Under these obligations and in our region (Region II under the General PCS Authorization Plan), we are required to:

•	service an area equivalent to at least 50.0% of the urban area in 50.0% of the state capitals, the Federal District and cities with more than 500,000 inhabitants by December 17, 2003;

•	service all state capitals, the Federal District and all cities with more than 500,000 inhabitants by December 17, 2004;

•	service an area equivalent to at least 50.0% of the urban area in 50.0% of the cities with more than 200,000 inhabitants by December 17, 2005;

•	service all cities with more than 200,000 inhabitants by December 17, 2006; and

•	service all cities with more than 100,000 inhabitants by December 17, 2007.

     A locality is considered "serviced" when the covered service area contains at least 80.0% of the urban area. Failure to meet these targets may result in the imposition of penalties established in the regulations and, in extreme circumstances, in revocation of the PCS license by Anatel.

Obligations of Telecommunications Companies

     Like other telecommunications service providers, in addition to the service requirements, we are also subject to obligations concerning quality of service and network expansion and modernization. As a public regime company, we are also subject to a set of special restrictions regarding the services we may offer, contained in the General Concession Plan, and special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality.

New Telecommunications Regulations

     On June 27, 2003, the Brazilian government issued a presidential decree, Decree No. 4769, setting forth a number of changes in the regulation of Brazil's public switched telephone network. The decree sets forth general policies regarding, among others, universal access to telecommunications services, stimulation of employment, labor market and development of the Brazilian industry in the telecommunications sector, stimulation of competition and the adoption of rate adjustment policies that took into account Brazilian socio-economic conditions and the financial equilibrium of the existing concession contracts. The decree also established some changes including the concessions contracts extension to public switched telephone network.

     Pursuant to Decree No. 4769, the Federal Government approved a new General Plan on Universal Service, which required that providers achieve new targets from January 1, 2006. The purpose of the plan is to allow all Brazilians, regardless of where they are located or their socio-economic status, to have access to the public switched telephone network. The costs related to meeting the targets contemplated by the new plan must be covered solely by the concessionaries of the PSTN (incumbents) pursuant to terms stipulated in each provider's concession contract. Anatel may revise the universalization targets, pursuant to the concession contracts, as well as propose additional targets and accelerate the plan. The plan applies to local, domestic and long-distance service providers in varying degrees.

Telecommunications services providers are required to:

•	install a public switched telephone network to provide access for individual residential, non-residential and "trunk" classes in locations with more than 300 inhabitants. Priority must be given to requests for individual access made by schools, hospitals, public security establishments, public libraries, museums, judiciary agencies, federal public prosecutor's agencies, and consumer protection agencies. Special services access condition and equipment must also be provided for the physically, hearing, visually and speech impaired;

•	activate one public telephone in each location with more than 100 inhabitants and less than 300 inhabitants located within 30 km from other locations already serviced by such PSTN to provide individual access;

•	activate public telephones, which allow any person to access the public switched telephone network, regardless of subscription or registration with the provider, ensuring that the density of such public telephones per General Concession Plan sector is equal to or over six public telephones per 1,000 inhabitants from January 1, 2006 onwards. By way of comparison, the old General Plan on Universal Service required at least 7.5 public telephones per 1,000 inhabitants for year-end 2003 and eight public telephones per 1,000 inhabitants for year-end 2005. We believe this will decrease the impact on our costs and capital expenditures. When activating public telephones, providers must ensure there are at least three public telephones per group of 1,000 inhabitants evenly distributed over the service area. 50% of the required public telephones must be installed in areas which are accessible twenty-four hours a day and 2.0% must be adapted for every kind of special necessity. Local services providers are responsible for meeting the targets in areas located 30 kilometers from any locality attended by individual PSTN. PSTN domestic and international long-distance providers must meet the targets in those service areas located 30 kilometers or more from any other service area attended by individual PSTN.

     In addition, local service PSTN providers must activate and maintain telecommunications services stations in each General Concession Plan sector in varying numbers. Such numbers will be determined by the estimated population, based on annual basis, from the years 2007 and 2011. The public switched telephone network incumbent services providers must also activate telecommunications services stations per General Concession Plan sector in cooperative service stations located in rural areas. For the years 2007 and 2008, the requirement will vary according to the size of the cooperative. For the year ended 2009, all cooperatives must be serviced.

     Local service providers must also comply with the Special Individual Access Class rules, which are designed to require service for the less economically advantaged population. Under the Special Individual Access Class, a user may enter into a plan under which he or she is required to pay a lesser amount of monthly fee for service than the basic plans.

     The New Concession Contracts also contain terms that incorporate the Telecommunications Political Decree, the new General Plan on Quality and the new General Plan on Universal Service described above, which refer to:

•	new universalization targets that were met in December 31, 2005;

•	changes in local rate measurement criteria from pulse to minute measurement;

•	reduction in chargeable rates for local interconnection rates;

•	the Renewal of the Concession Contracts also established what parameters will be used to adjust rates. In 2006, the Telecommunication Industry Index (“IST”), created by Anatel as an index basket of existing public prices, became the official index to measure sector inflation and adjust rates. For 2006 and 2007, the agency also elaborated a calculus model to the Transference Factor in order to reduce the readjustment levels to pass part of the productivity gains obtained from the companies to the users.

•	the user’s right to request a detailed bill as of 2007 and the right to request the temporary suspension of the service without additional charges.

     Both the new General Plan on Quality and the new General Plan on Universal Service were approved in June 2003, became effective on January 1, 2006 after the extension of the New Concession Contracts that expire in 2025.

     The major differences between the old and new models of the Concession Contracts relate to universal targets and rate structure. Concessionaires will be required to implement the PSTN in new locations, including smaller communities, and the IGP-DI will no longer be used to determine the annual inflation-based adjustments to the rates. The New Concession Contracts also contemplate future number portability, service resale and the General Target Competition Plan. This will enable customers to change telecommunications service providers without the inconvenience of having to change their contact number, which is especially important for corporate customers.

Public Regime – Service Restrictions

     Until December 31, 2001, according to the General Concession Plan, all fixed-line telecommunications service concessionaires, like our company, were prohibited from offering new services, such as mobile services, fixed-line telecommunications services in the local mode outside our Region and in the interregional or international long-distance mode. On January 1, 2002, the accomplishment of the universalization targets by the concessionaires enabled them to be exempt from this restriction. Today, every public fixed-line telecommunications service provider is authorized to offer all other telecommunications services, with the exception of cable television services. See "—Network Expansion—General Plan on Universal Service" and "—Quality of Service—General Plan on Quality."

     Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

•	a restriction on holding more than 20% of the voting stock of any other public regime company for a five-year period beginning in July 1998, if the acquisition is deemed detrimental to competition, puts at risk the execution of the concession contract or is not duly authorized by the necessary agencies;

•	a restriction on mergers between regional fixed-line services providers and wireless services providers (a prohibition that also applies to private-regime companies); and

•	a restriction on offering cable television services.

Quality of Services – General Plan on Quality

     Each PSTN public or private regime company must comply with the provisions of the General Plan on Quality and also with the terms of their respective concessions, licenses or authorizations. All costs related to the attainment of the goals established by the General Plan on Quality must be exclusively borne by the respective telephone service provider. The General Plan on Quality establishes minimum quality standards with regard to:

•	attending to repair requests;

•	attending to change of address requests;

•	servicing users by phone;

•	quality of public telephones uses;

•	informing the user’s access code;

•	personal services to users;

•	send issuance of bills;

•	modernization of the network; and

•	responding to mail received from users.

     These quality standards are measured according to the definitions and quality indicators established by Anatel. Companies are required to present monthly reports to Anatel regarding their performance in attaining the quality goals. Additionally, companies are obligated to provide Anatel with an in-depth report and analysis regarding each quality goal that is not achieved. Anatel may also collect such data from companies at any time and without prior notice.

     Companies that fail to attain the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See "—Fines and Penalties" below.

Fines and Penalties

     Failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service, or any act or failure to act that harms competition in the telecommunications sector, may result in fines and penalties of up to R$50.0 million, as well as potential revocation of concessions.

     Failure to meet the quality of service obligations established by the General Plan on Quality may result in fines and penalties of up to R$40.0 million.

Interconnection

     General rules regarding interconnection are described in the General Interconnection Regulation, enacted by Anatel. All operating companies providing telecommunications services must, if technically feasible, make their networks available for interconnection on a non-discriminatory basis whenever one request is made by any other telecommunications provider. Anatel currently sets and adjusts the fixed and mobile interconnection rates between fixed-line networks. Anatel has allowed fixed-line and wireless network operators to freely negotiate interconnection rates. With the contracts extension new rules were preview to the interconnection collection tariffs.

Unbundling of local networks

     On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial unbundling of local telephone networks, which we refer to as "line sharing", and full unbundling of local telephone networks, and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing per line for broadband speeds of up to 512 kbps. Additional charges, such as co-location charges, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2005 no unbundled lines had been used by competitors in our region.

Rate Regulation

     For basic plans, our concessions establish a mechanism of annual rate adjustment, based on rate baskets and the use of the IGP-DI price index. A rate basket is defined for local services (local basket) and long-distance services (DLD basket). The rates for the provision of public telephones and the rates for address changes are treated separately.

     The adjustment index considers the IGP-DI price index variation, discounting the pre-established productivity factor in the Concession Contract. Within each basket component, the rates have a maximum value, which can be adjusted to a percentage above the established index (up to 9.0% higher for the local basket and up to 5.0% higher for the DLD basket). However, the application of a higher index to one of the items in the basket will require a balancing of the remaining items so as not to exceed the established limit for such basket.

     On the adjustment dates for the local and DLD baskets, the rate adjustments for network use are also approved. These rates apply when any networks are used by other telecommunications carriers. There is a rate charged per minute of use of our local network by other carriers (TU-RL) and another for use of our intercity network (TU-RIU).

     From the year 2001 to December 31, 2005, our rates and the rates of other regional fixed-line companies have been adjusted downward, in real terms, as follows:

	K-factor annual productivity adjustments

	2001	2002	2003	2004	2005

Fixed-line companies—local (services)	1.0%	1.0%	1.0%	1.0%	1.0%
Fixed-line companies—local (network)	5.0%	10.0%	15.0%	20.0%	20.0%
Fixed-line companies—long-distance and intercity network	4.0%	4.0%	4.0%	5.0%	5.0%

     We may also offer alternative plans in addition to the basic service plan. Such alternative plans must be submitted to Anatel for approval and are not subject to a price cap. Nevertheless, once set, prices may only be adjusted annually, based on the IGP-DI rate.

     In the third year of concession, Anatel may submit us to the regime of free rating, provided that there is large-scale and effective competition among the service providers. Under this regime, the concessionaire can establish its own rates. In the event this regime is implemented, Anatel may reestablish the previous regime should arbitrary increases of profits by the carriers or practices considered harmful to the competition occur. To date, we have received no indication from Anatel that they intend to submit us to such a free rating regime.

     The Renewal of the Concession Contracts also established what parameters will be used to adjust rates. In 2006, the Telecommunication Industry Index (“IST”), created by Anatel as an index basket of existing public prices, became the official index to measure sector inflation and adjust rates. For 2006 and 2007, the agency also elaborated a calculus model to the Transference Factor in order to reduce the readjustment levels to pass part of the productivity gains obtained from the companies to the users.

     Companies holding PCS licenses are allowed to freely price their wireless services, provided they are linked to existing service plans authorized by Anatel. Price caps are adjusted annually, based on the IGP-DI. The interconnection rates, until July 2004, were also subject to price caps fixed by Anatel and adjusted on an annual basis. After that date, interconnection rates between PSTN and PCS networks may be negotiated directly between parties. If the parties are unable to come to an agreement on the rates, Anatel can establish the values and open an arbitration process upon the request of any party.

For information on our current rates and service plans, see “Item 4. Information on the Company—Rates."

Revocation of a Concession

     Anatel may revoke the concession of any public regime telecommunications company upon the occurrence of any one of the following circumstances:

•	an extraordinary situation in which the public interest is in jeopardy, during which time the Brazilian government may operate the public regime company. In such cases, the Brazilian government must be legislatively authorized to revoke the concession and the company must be indemnified for any losses incurred during the period in which the concession was revoked;

•	contractual termination, either at the will of the company or at the will of the Brazilian government, upon an act or omission of the Brazilian government that renders the continued offering of the services excessively burdensome to the company;

•	the occurrence of:

     - a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company's corporate power without Anatel's authorization;

     - the transfer of the concession without Anatel's authorization;

     - the dissolution or bankruptcy of the company; or

     - an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken by the company since such intervention would prove to be inconvenient, unnecessary or resultant in unfair benefits for the company.

     In the event that a concession is revoked, Anatel may occupy the company's premises and use its employees to continue providing telecommunications services.

Property, Plant and Equipment

     Our main equipment consists of transmission equipment, including Synchronous Digital Hierarchy systems and radio links, switching equipment, including local, tandem and transit telephone exchanges, metallic and fiber-optic cable networks, data communication equipment, network and infrastructure management systems and infrastructure, which include alternate and continue current and direct current supply equipment, motor-generator groups, air conditioning, towers, buildings and land surveillance.

     Our properties are located in the States of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, and Belo Horizonte, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2005, our operations used approximately 5,785 properties, of which 3,452 were owned by us and 2,333 were leased from third parties.

     As of December 31, 2005, the net book value of our property, plant and equipment was approximately R$8,687.6 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

Environmental and Other Regulatory Matters

     We, like other Brazilian telephone companies, are subject to federal, state and municipal environmental legislation and regulation. Our failure to comply with applicable environmental laws could result in administrative, civil and criminal sanctions against us.

     As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to our installation of cables along highways and railroads, over bridges, rivers and marshes, and through farms, conservation units and environmental preservation areas, among other places. So far, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in the municipality of Porto Alegre, the capital of the state of Rio Grande do Sul, with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our Consolidated Financial Statements and notes, which are included elsewhere in this Annual Report. Certain important features of the presentation of our Consolidated Financial Statements are described in the introduction to "Selected Financial Data." See “Item 3. Key Information—Selected Financial Data."

Overview of Results of Operations

     Over the last several years, we have focused on the following major initiatives:

  Offer interregional and international long-distance services. We have worked to increase our market share in our business of providing long-distance service. Since January 22, 2004 we have offered interregional and international long distance services, and we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture additional market share.
  Strengthen our wireless telecommunications services. Since September 27, 2004, we have offered wireless telecommunications services based on mobile technology. With the introduction of wireless services, we are the only company in Region II to offer both wireline and wireless services and we continue to leverage this advantage to increase our brand awareness and overall market share.
  Continue to integrate and acquire high technology network infrastructure in order to position ourselves as a market-leading internet service provider. Together, our submarine fiber optic cable system, our local fiber-optic network, and our internet protocol provider, provide us with the state-of- the-art broadband infrastructure as well as local network capacity that will allow us to position ourselves as a market leader for internet services to both residential and corporate clients.
  Develop integrated voice, data and multimedia services for residential and corporate clients. We have worked to offer integrated voice, data and multimedia products and services through our existing distribution channels as well as through new mobile phone stores, to provide our customers with a one- stop shopping environment for both residential and corporate clients.

We expect 2006 to be challenging, as we continue to work to keep pace with our competitors in Region II, enter new markets and improve our profitability. Our challenges include the following:

  Meeting competition. As a result of government regulations, our domestic and international long distance markets are increasingly open to competition from other service providers, and competitors have gained market share at our expense. We are actively pursuing a marketing strategy to attract and retain customers and develop our customer base, in particular our corporate client base.
  Cost control. To maintain our profitability in the increasingly competitive Brazilian telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by controlling bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network build-out, making capital expenditures to address new markets, lowering our financing costs and operating costs and enhancing the productivity of our existing assets.
  Changes in the competitive landscape due to new technology. New technologies, such as voice over Internet Protocol (IP) and Next Generation Networks, have the potential to significantly transform the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of new technologies.

Rate Increases and Changes in Revenue from Network Services

     Rates for fixed-line telecommunications services are subject to comprehensive regulation. Our concession contract establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of maximum rates established by Anatel that may be charged for the provision of services and weighted average rates for baskets of basic services. The basket of local services includes most of the services included in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Subject to certain limits, the rates for individual services within the basket may be increased by up to 9.0% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long distance services, which are determined based on five rate categories that vary with the time of day and the distance between the origin and the call destiny, and network usage fees. For a further discussion of the application of prescribed rates to our individual services and average rates for baskets of services, see “Item 4. Information on the Company—Business Overview— Our Rates."

Rate Increases

     On July 1, 2005, Anatel authorized an increase in rates based on the IGP-DI index, in connection with local and long distance services and network usage, as provided for in our concession contract. These rate increases were equal to an average of 7.27% on local services and 2.94% on domestic long distance services. The maximum rates for international long distance calls were increased by 8.36% (basic plan).

     Rate adjustments had a positive impact on our revenues for 2004 and 2005. See “—Net Operating Revenues.” The following table sets forth the adjustments in rates in 2004 and 2005 for various services as adjusted by Anatel pursuant to the IGP-DI index.

	July 2,	September 1,	November 1,	July 3,
	2004	2004	2004	2005

Local services basket	6.89%	4.35%	4.17%	7.27%
Installation	-18.50%	3.60%	3.42%	7.27%
Residential subscription	7.44%	3.57%	3.43%	7.25%
Non-residential subscription	7.43%	8.79%	8.09%	7.27%
Trunk subscription	7.41%	3.55%	3.40%	7.27%
Pulses	7.43%	3.61%	3.48%	7.27%
Phone credits	7.41%	3.20%	3.08%	7.37%
Change of address	7.42%	5.47%	5.19%	7.27%
Local interconnection	-10.47%	5.46%	5.18%	-13.33%
Domestic long distance basket	3.20%	4.78%	4.56%	2.94%
Long distance interconnection	3.20%	5.46%	5.18%	2.94%

Network Services

     We provide access to our network and lease certain network facilities to other telecommunications companies as part of our network service business. This generates revenues from:

•	interconnection fees paid to us by mobile service providers and other telecommunications operators (principally Embratel and Intelig) for the use of our network;

•	from telecommunications services provider companies for the cession of installation transmission, infrastructure and other equipment used in traffic transporting within their own internal networks; and

•	the rental of our network, including local and long distance transmission, to other companies to the establishment of Interconnection Points or Interconnection Points of Presence.

     Interconnection fees are also reflected in our costs, as we pay interconnection fees for using other companies' network to complete our clients' calls. To complete a fixed-to-mobile call, we pay an interconnection rate for the use of mobile networks (VU-M), which increased by 22.0%, in 2003, 9.2% in 2004, and 4.5% in 2005. To complete a fixed-to-fixed call, we also pay interconnection rate for the use of local networks (TU-RL), and an interconnection rate for the use of intercity networks (TU-RIU), which increased by 12.6% in 2003, 14.5% in 2004 and 2.9% in 2005.

     Although the growth of wireless telecommunications and increase in long distance usage volumes resulted in an increase in network services revenues from 2001 through 2003, our revenues have decreased in 2004 and 2005, in part due to an increase in competition among wireless telecommunications service providers. Any adverse effect on our competitors' systems that in turn has a negative impact on their interconnection with our network could have an adverse effect on our financial condition and results of operations.

Regulatory Factors

     Our operations are based on concessions granted by the Brazilian Government, which authorizes us to render local and long distance fixed line telephone services within and originating from Region II. It also requires the achievement of certain conditions related to the universalization of tariffs, service quality, network expansion and modernization and interconnection. Our business, including services rendered and tariffs charged, is subject to extensive regulation under Brazilian law. The Brazilian regulatory structure for telecommunications is under constant evolution. According to the Brazilian law, as a publicly held company, we must have Anatel’s approval for the rates charged for our products and services. On December 22, 2005, Anatel and the publicly held telephone companies signed the Concession Contracts’ extensions for an additional 20 years, effective as of January 1, 2006. The new Concession Contracts foresees changes in the rate model. The General Price Index – Internal Availability (“IGP-DI”) will not be used to determine the annual readjustments in the rates charged by the telecommunications companies. This index has been replaced by a specific index for the telecom sector, the Telecom Sector Index (“IST”), based on weighted indices which better represent variations in individual companies’ costs. Private companies that are our peers in the industry, such as Global Village Telecom or Intelig, do not require Anatel’s approval to define its rates and may unilaterally change the prices they charge for their services. As a consequence, Anatel’s disapproval or delays in the approval of rate readjustments may have a negative impact in our operation and competitive position.

Political and Economic Factors

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

     Notwithstanding a certain amount of economic instability from 2000 to 2002, the economic policies initiated by the new government have increased stability in the market, leading to an appreciation of the real in 2003 by 18.2% to R$2.8892 per US$1.00 as of December 31, 2003.

     The economic and political climate in Brazil became slightly more stable in 2004. Municipal elections distributed the political powers of the country more evenly, and the approval by the Federal Senate of the provisional measure that gave the President of the Brazilian Central Bank Minister status was identified by the Brazilian government as the first step for the independence of the Central Bank. Economic recovery and continued growth in exports contributed to a decrease in country-risk. Although pressured by the increase in crude oil prices and the economic recovery experienced in the year, inflation was kept under control.

     In 2005, the Brazilian GDP grew by 2.3%, sustained primarily by the economic recovery and continued growth in exports, generating a record balance in Brazil’s Trade Balance. The IPCA inflation rate was 5.69% in

2005, and the country’s interest rate remained at elevated levels throughout the year, closing at 18.0% on December 31, 2005, and the highest level reached during the year was 19.75% .

     The exchange rate was influenced by periods of economic uncertainty resulting from the political instability during the year. The exchange rate depreciated to R$3.20 per US$1.00 in May 2004, from R$2.89 per US$1.00 in December 2003, but appreciated gradually thereafter to close at R$2.65 per US$1.00 on December 31, 2004, and to R$2.34 per US$1.00 on December 31, 2005.

     The following table shows the GDP growth, the inflation rate, the dollar exchange rate devaluation (appreciation) and the SELIC rate for the three-year period ended December 31, 2005.

	Year ended December 31

	2003	2004	2005

GDP growth(1)	0.5	4.9	2.3
IGP—DI Inflation Rate%(2)	7.7	12.1	1.2
IGP – M Inflation Rate%(2)	8.7	12.4	1.2
IPCA Inflation rate%(3)	9.3	7.6	5.7
dollar exchange rate devaluation / (appreciation)%(4)	(18.2)	(8.1)	(13.4)
SELIC%(4)	16.5	17.8	18.0

________________________________________________________________________
(1) Source: IBGE
(2)Source: Fundação Getúlio Vargas
(3)Source: Consumer Price Index—IBGE
(4) Source: Brazilian Central Bank

Foreign Exchange and Interest Rate Exposure

     Our current cost of financing is not materially exposed to exchange rate risk. At December 31, 2005, approximately 30.3% of our indebtedness, or R$1,278.1 million, was exposed to exchange rate risk (dollars, Japanese Yens and Cesta de Moedas), not including hedge adjustments. At December 31, 2005, we hedged approximately 59.8% of our indebtedness exposed to exchange rate risk. For the year ended December 31, 2005, loss on foreign currency and monetary restatement amounted to approximately R$66.0 million, due to the appreciation of the real against the dollar. We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are denominated in dollars. Historically, approximately 35.0% our total capital expenditures have been dollar denominated See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk."

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2005, 99.1% of our reais-denominated interest-bearing liabilities bore interest at floating rates, not including hedge adjustments. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally the TJLP (the Brazilian federal long-term interest rate) and the CDI (the Brazilian interbank deposit rate)) rise in the future, our financing expenses will increase. Furthermore, at December 31, 2005, approximately 49.0% of our foreign currency denominated debt bore interest at floating rates based on either LIBOR or LIBOR Yen, not including hedge adjustments. At December 31, 2005, the six-month LIBOR was 4.7% per annum and the six-month LIBOR Yen was 0.1% per annum.

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

General Trends of the Telecommunications Services Industry

     In 1998, Brazil had approximately 20.0 million fixed-line telephones and by the end of 2005, there were 42.5 million. According to Anatel, wireless subscribers increased from 7.4 million in 1998 to 65.6 million in 2005. Since mid-2003, we have been observing stabilization in the growth of the fixed-line telecommunications services market, while the wireless telecommunications services segment of our industry continues to experience consistent growth.

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

Attainment of Anatel Certification

     On January 19, 2004, Anatel certified that we had met our universalization targets established in our concession contract. We were authorized to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services outside our original concession area, to offer mobile services in our region and to offer corporate data services from any point in the country.

     Telemar, Telesp and Embratel also received certification to offer all services like us. In this way, all described companies are able to compete directly with us. After obtained our certification we now have authorization to offer telecommunications services outside Region II and compete directly against Telemar, Telesp, Embratel and any other telecommunication provides in your respectively market.

US GAAP Reconciliation

     We prepare our Consolidated Financial Statements in accordance with Brazilian GAAP, which differ in certain significant respects from US GAAP. The following table sets forth a comparison of our net income (loss) and shareholders' equity in accordance with Brazilian GAAP and US GAAP as of the dates and for the periods indicated:

	Year ended December 31

	2003	2004	2005

Net income (loss) in accordance with:	(Thousands of reais)
Brazilian GAAP	(168,647)	128,118	(29,555)
US GAAP	(8,347)	271,444	291,066

Shareholders' equity in accordance with:
Brazilian GAAP	6,261,431	6,128,490	5,246,020
US GAAP	6,582,264	6,616,371	6,003,575

     See Note 33 to our Financial Statements for a description of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders' equity for the dates and periods indicated therein.

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

  provisions for contingencies;

  deferred income taxes; and

  provision for pensions.

Goodwill Impairment

     In connection with the Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and other Intangible Assets,” or SFAS 142, we are required to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired. Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows.

     Under the terms of the operating concessions granted by the Brazilian Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by our fixed-line operating licenses. Also, we do not possess specific financial information to determine an allocation of assets and liabilities in a level below the consolidated business nor do we manage different areas of the concession as if they were separate businesses. We therefore consider the entire fixed-line business to be one reporting unit and accordingly we determined the fair value, under US GAAP, or the projected undiscounted future operating cash flows, under Brazilian GAAP, of our entire fixed-line business.

     A determination of the fair value and the undiscounted future operating cash flows of our segment businesses (fixed-telephony, data transmission and internet) requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders' equity In viewing all of our fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including the assumptions and estimates that we considered appropriate, we were not required to recognize any impairment loss under either, US GAAP or Brazilian GAAP.

Revenue recognition

     Under Brazilian GAAP and US GAAP, revenues from customer calls are based on time used, according to Brazilian law, and recognized when services are provided. Considering their high turnover and average short life, under Brazilian GAAP, revenues from pre-paid phone cards for public telephones are recognized when the cards are sold. Under US GAAP, revenues from sales of such pre-paid phone cards are recognized when the cards are used. Deferred revenues are determined based upon estimates of sold but unused public phone card credits outstanding as of each balance sheet date. Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under US GAAP, revenues and related costs from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management's determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for US GAAP or for Brazilian GAAP.

Allowance for doubtful accounts

     Under Brazilian GAAP and US GAAP, we provide an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. We base our estimates on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts receivable from our customers. Additional allowance may be required in case the value of our estimated allowance for doubtful accounts differs from the amounts not actually collected due to a deterioration in the financial condition of our customers or otherwise.

Depreciation of property, plant and equipment

     Under Brazilian GAAP and US GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 17 to the Consolidated Financial Statements. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Valuation of property, plant and equipment

     In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian GAAP, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

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

Provisions for contingencies

     Under Brazilian GAAP and US GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management's opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have material impact on our results of operations and shareholders' equity. While management believes that the current provision for contingencies is adequate, there can be no assurance that these factors will not change in the future.

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporation Law, which are significantly different from the Brazilian GAAP figures that are presented in our financial statements in this annual report. Please see note 2b and 2c for more detailed description of the differences between Brazilian Corporation Law and Brazilian GAAP. Under Brazilian GAAP and US GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders' equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for post-retirement benefits

     In relation to the post-retirement liabilities, we are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement benefit costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for pensions, which could materially reduce the results of our operations and shareholders' equity.

New Accounting Pronouncements

     In May 2003 the Financial Accounting Standards Board, Statement 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or Statement 150. Statement 150 established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Statement 150 also included required disclosures for financial instruments within its scope. For us, Statement 150 was effective for instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, Statement 150 was effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of Statement 150.

     In December 2003, Financial Accounting Standards Board Statement 132 (revised), “Employers' Disclosures about Pensions and Other Postretirement Benefits,” or Statement 132 (revised), was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. Statement 132 (revised) retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for us as of the year ended December 31, 2004. Disclosures required by this standard are included in the notes to our consolidated financial statements.

     In December 2003, the FASB issued Interpretation 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN 46R, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation 46, Consolidation of Variable Interest Entities, which was issued in January 2003. We were required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. The adoption of FIN 46R did not have a material effect on our financial statements.

     In December 2004, the FASB issued FASB Statement 123 (revised 2004), “Share-Based Payment,” or FASB 123R, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. FASB 123R, which became effective as of January 1, 2006, is a revision to Statement 123 and supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Our management does not expect any significant impact on our financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 151, “Inventory Costs,” or FASB 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under FASB 151, such items will be recognized as current-period charges. In addition, FASB 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FASB 151 will be effective for us for inventory costs incurred on or after January 1, 2006. Our management does not expect any significant impact on our financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 153, “Exchanges of Nonmonetary Assets,” or FASB 153, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. FASB 153 will be effective for us for nonmonetary asset exchanges occurring on or after January 1, 2006. Our management does not expect any significant impact on our financial statements by applying this pronouncement.

     In March 2005, the FASB issued FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”, or FIN 47, which clarifies the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We adopted SFAS 143 effective January 1, 2003, and currently do not expect that the adoption of FIN 47 will have a material impact on our results of operation or financial position.

     In May 2005, the FASB issued FASB Statement 154, “Accounting Changes and Error Corrections,” or FASB 154, which replaces APB Opinion 20, “Accounting Changes”, and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. FASB 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     In February 2006, the FASB issued FASB Statement No. 155, “Accounting for Certain Hybrid Instruments.” This standard amends the guidance in FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FASB 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Our management is currently evaluating the impact FASB 155 will have on our consolidated financial statements.

     In March 2006, the FASB issued FASB Statement 156, “Accounting Changes and Error Corrections,” which amends FASB Statement 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This FASB 156 shall be effective as of the beginning of a company’s first fiscal year that begins after September 15, 2006. Our management does not expect any significant impact on our consolidated financial statements by applying this pronouncement.

Results of Operations for the Years Ended December 31, 2003, 2004 and 2005

     The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, as well as under the caption "Summary Information." The data at December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, prepared in accordance with Brazilian GAAP. Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation. Pursuant to Brazilian GAAP our audited financial statements as of and for the years ended December 31, 2003, 2004 and 2005 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais. Brazilian GAAP when applied to us differs in certain important respects from US GAAP. See Note 33 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2004 and 2005 and net income (loss) for each of the years ended December 31, 2003, 2004 and 2005.

     The following table sets forth certain components of our net income (loss), as well as the percentage change from the prior year, for 2003, 2004 and 2005.

	Year ended December 31			Percentage Changes

	2003	2004	2005	2003 - 2004	2004 – 2005

	(thousands of reais, except percentages)

Net operating revenues	7,915,194	9,064,855	10,138,684	14.5	11.8
Cost of services	5,455,019	6,161,388	6,520,606	12.9	5.8

Gross profit	2,460,175	2,903,467	3,618,078	18.0	24.6
Operating expenses
Selling expenses	821,627	1,087,028	1,656,242	32.3	52.4
General and administrative expenses	865,052	1,017,421	1,288,497	17.6	26.6
Other net operating expenses (income)	211,308	69,142	635,903	(67.3)	819.7

Operating income before net financial expenses	562,188	729,876	37,436	29.8	(94.9)
Net financial expenses	610,159	399,841	387,387	(34.5)	(3.1)

Operating income (loss)	(47,971)	330,035	(349,951)	N/A	N/A
Net non-operating expenses	550,022	111,771	146,561	(79.7)	31.1
Employees' profit share (1)	3,510	58,057		4,898.4	N/A

Income (loss) before taxes and minority
interests	(601,503)	160,207	(496,512)	N/A	N/A
Income and social contribution tax
benefits	261,390	5,818	373,097	(97.8)	6,312.8

Income (loss) before minority interests	(340,113)	166,025	(123,415)	N/A	N/A
Minority interests	171,466	(37,907)	93,860	N/A	N/A

Net income (loss)	(168,647)	128,118	(29,555)	N/A	N/A

(1) In 2005 the employees’ profit share was booked in Operational Expenses in the amount of R$63.4 as an account procedure change.

Net Operating Revenues

We generate operating revenues from:

  local services, including monthly subscription charges, measured service charges, public telephones and additional services;

  long-distance services;

  mobile services;

  data transmission;

  network services, including interconnection and leasing high-capacity lines; and

  other services, including toll-free, call forwarding and caller ID devices.

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

     The following table sets forth certain components of our consolidated net operating revenues, as well as the percentage change from the prior year, for 2003, 2004 and 2005.

	Year ended December 31			Percentage Changes
	2003	2004	2005	2003-2004	2004-2005

Local services:	(thousands of reais, except percentages
Monthly subscription charges	2,858,002	3,110,050	3,529,066	8.8	13.5
Measured service charges(1)	3,490,010	3,655,450	3,480,161	4.7	(4.8)
Public telephones	394,525	478,805	496,766	21.4	3.8
Other	147,434	126,260	96,529	(14.4)	(23.5)

Total local services	6,889,971	7,370,565	7,602,522	7.0	3.1
Long-distance services:
Intraregional(2)	1,923,094	2,393,997	2,626,464	24.5	9.7
Interregional and International	562	248,909	364,098	44,189.9	46.3

Total long-distance services	1,923,656	2,642,906	2,990,562	37.4	13.2
Data transmission	766,196	1,068,779	1,530,985	39.5	43.2
Network services	1,050,821	970,422	941,464	(7.6)	(3.0)
Mobile services		87,904	732,339	N/A	733.1

Other	446,737	622,866	889,367	39.4	42.8

Gross operating revenues	11,077,381	12,763,442	14,687,239	15.2	15.1
Value added and other indirect taxes	(3,042,487)	(3,579,541)	(4,219,054)	17.6	17.9
Discounts	(119,700)	(119,046)	(329,501)	(0.5)	176.8

Net operating revenues	7,915,194	9,064,855	10,138,684	14.5	11.8

(1) Includes VC-1 charges.
(2) Includes VC-2 and VC-3 charges.

     Net operating revenues increased 11.8% to R$10,138.7 million in 2005 from R$9,064.9 million in 2004. This growth in net revenues was principally due to: (i) a 43.2% increase in revenues from data transmission resulting from (a) an 89.3% increase in our ADSL accesses in service (ii) an increase in the mobile service revenues representing 8.7% of market share in 2005, or R$732.3 million, an increase of R$644.4 million in comparison to 2004; and (iii) the rate adjustments authorized by Anatel in July 2005. Net operating revenues increased 14.5% to R$9,064.9 million in 2004 from R$7,915.2 million in 2003. This growth in net revenues was principally due to: (i) the commencement of our interregional and international services; (ii) a 39.5% increase in revenues from data transmission resulting from (a) an 89.9% increase in our ADSL accesses in service, (b) a 46.5% increase in our IP accesses (Dedicated IP, IP Light and IP Turbo) in service, and (c) a 10.7% increase in the number of our Frame Relays in service at December 31, 2004; and (iii) rate adjustments.

Revenues from Local Service

     Total revenues from local services increased by 3.1% to R$7,602.5 million in 2005 from R$7,370.6 million in 2004. This increase was primarily due to rate adjustments despite the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region of 22.3 lines in service per 100 inhabitants at December 31, 2005 from 22.4 lines in service per 100 inhabitants at December 31, 2004. The total number of lines in service increased to 9.6 million at December 31, 2005 from 9.5 million at December 31, 2004.

     Total revenues from local services increased by 7.0% to R$7,370.6 million in 2004 from R$6,890.0 million in 2003. This increase was primarily due to rate adjustments despite the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region of 22.4 lines in service per 100 inhabitants at December 31, 2004 from 23.4 lines in service per 100 inhabitants at December 31, 2003. The total number of lines in service decreased to 9.5 million at December 31, 2004 from 9.9 million at December 31, 2003.

     Monthly Subscription Charges

     Total revenues from monthly subscription charges increased by 13.5% to R$3,529.1 million in 2005 from R$3,110.0 million in 2004. This revenue growth is primarily due to the rate increase to residential and non-residential clients of 7.1% and 7.5% . The increase in monthly subscription charges was partially offset by our continued offering of alternative plans to clients who requested line cancellations in areas where we have idle capacity. These alternative plans were implemented for the purpose of retaining clients in these areas.

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

     Measured Service Charges

     Total revenues from measured service charges, which include charges for pulses used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, decreased by 4.8% to R$3,480.2 million in 2005 from R$3,655.5 million in 2004. This decrease was primarily due to a 3.7% decrease in revenues from local calls made from a fixed-line to mobile handsets ("VC-1"), resulting from a greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Total billed pulses, which are the number of pulses that exceed the fixed monthly allowance, decreased by 14.0% to approximately 9.3 billion in 2005. A pulse represents an average of 2.5 minutes of call time. The number of billed pulses per average lines in service per month decreased to 81.2 in 2005, compared to 93.0 in 2004, reflecting our increasing penetration into lower income households. This decrease in billed pulses also reflects lower overall economic growth during 2005, and is consistent with the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only their outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

     Total revenues from measured service charges increased by 4.7% to R$3,655.5 million in 2004 from R$3,490.0 million in 2003. This increase was primarily due to a 5.7% increase in revenues from local calls made from a fixed-line to mobile handsets ("VC-1"), resulting from an increase in 2004 in the number of mobile lines in our region of 51.5%, according to Anatel estimates, offset by a decrease in telephone density in our region. The increase in VC-1 revenues was partly offset by a decrease in total billed pulses.

     Total billed pulses decreased by 9.7% to approximately 10.8 billion in 2004. The number of billed pulses per average lines in service per month decreased to 93.0 in 2004, compared to 103.2 in 2003. This decrease in billed pulses is consistent with the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections.

     Public Telephones

     Total revenues from public telephones increased by 3.8% to R$496.8 million in 2005 from R$478.8 million in 2004, primarily due to the rate increase of 7.27%, as well as a 3.3% decrease in the number of public phone credits to 5.63 billion credits in 2005 from 5.82 billion credits in 2004. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones. The increase in public telephone revenues was also due to a 0.3% increase in the number of public telephones in service to 296.9 at December 31, 2005 from 295.9 at December 31, 2004.

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

     Other Local Services

     Total revenues from other local services, which consist primarily of installation fees, address change and collect calls, decreased by 23.5% to R$96.5 million in 2005 from R$126.3 million in 2004, due to a decrease in the number of address changes and collect calls revenues. Address change revenues decreased to R$21.1 million in 2005 from R$26.8 million in 2004 primarily as a result of the decrease in the number of address changes to 336,344 in 2005 from 375,837 in 2004. Revenues from collect calls decreased to R$36.5 million in 2005 from R$49.8 million in 2004, principally due to the increase of 30.8% in 2005 in the number of mobile lines in our region, according to Anatel estimates.

     Total revenues from other local services decreased by 14.4% to R$126.3 million in 2004 from R$147.4 million in 2003, due to a decrease in address change and collect calls revenues. Address change revenues decreased to R$26.8 million in 2004 from R$34.6 million in 2003 primarily as a result of the decrease in the number of address changes from 499,767 in 2003 to 446,436 in 2004. Collect calls revenues decreased to R$49.8 million in 2004 from R$61.9 million in 2003, principally due to the increase of 51.5% in 2004 in the number of mobile lines in our region, according to Anatel estimates.

Revenues from Long-Distance Services

     At December 31, 2005, our revenues from long-distance services consisted primarily of intraregional (intrastate and interstate), interregional and international long-distance calls (both fixed-fixed and fixed-mobile).

     Intraregional Long-distance

     Our revenues from intraregional long-distance services increased by 9.7% to R$2,626.4 million in 2005 from R$2,394.0 million in 2004. This increase is due to: (i) a 4.4% increase in VC-2 minutes and a 71.2% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region that use our CSC 14 in mobile calls, resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$1,261.2 million in 2005 from R$916.8 million in 2004; (ii) the 2.9% average rate increase in the long-distance services basket in 2005; and (iii) the increase in our estimated average market share to 90.6% from 90.3% in the intrastate segment, and to 84.1% from 79.5% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

     Our revenues from intraregional long-distance services increased by 24.5% to R$2,394.0 million in 2004 from R$1,923.1 million in 2003. This increase is due to: (i) a 56.3% increase in VC-2 minutes and a 311.0%

increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region that use our CSC 14 in mobile calls, resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$916.8 million in 2004 from R$473.1 million in 2003; (ii) the 3.2% average rate increase in the long-distance services basket in 2004; (iii) the increase in our estimated average market share to 90.3% from 90.1% in the intrastate segment, and to 79.5% from 78.1% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns; and (iv) a 0.2% increase in the average number of lines in service, with a 9.8% decrease in traffic per line in 2004.

     Interregional and International Long-distance

     Since January 2004, we have been authorized to provide interregional and international long distance services. Revenues from interregional and international long-distance services increased by 46.3% to R$364.1 million in 2005, from R$248.9 million in 2004. The increases in 2004 and 2005 were primarily due to the offering of interregional and international long-distance services on a national scale since January 2004. Our estimated market share in 2005 was 58.7% and 33.8% in the interregional and international segments, respectively.

     In 2003, revenues from interregional and international long-distance calls consisted primarily of long-distance calls to bordering cities adjacent to our region. Revenues from interregional and international long-distance services increased by 44,189.8% to approximately R$248.9 million in 2004, from approximately R$562,000 in 2003. Our estimated market share in 2004 was of 35.6% and 23.8% in the interregional and international segments, respectively.

Revenues from Data Transmission

     Total revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products , increased by 43.2% to R$1,531.0 million in 2005 from R$1,068.8 million in 2004. This growth was due to the 89.4% increase in the number of ADSL accesses in service to approximately 1.014 million on December 31, 2005 from 535,457 accesses in service on December 31, 2004, which generated average revenues per line of approximately R$74.2 during 2005, lower compared to the R$89.5 observed in 2004 because of fast growth strategy of broadband access in 2005. In addition, the 40.8% increase in the number of IP accesses (Dedicated IP and IP Turbo) in service to 10,432 at December 31, 2005 from 7,408 at December 31, 2004 and the 28.0% increase in the number of network accesses (Frame Relay, ATM, Interlan and VETOR) in service to 24,998 at December 31, 2005 from 19,529 at December 31, 2004 also contributed to the higher revenues from data transmission over the period. The increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

     Total revenues from data transmission increased by 39.5% to R$1,068.8 million in 2004 from R$766.2 million in 2003. This growth was due to the 89.9% increase in the number of ADSL accesses in service to approximately 535,457 on December 31, 2004 from 281,900 accesses in service on December 31, 2003, which generated average revenues per line of approximately R$89.5 during 2004, stable compared to the R$90.1 observed in 2003. In addition, the 46.5% increase in the number of IP accesses (Dedicated IP, IP Light and IP Turbo) in service to 7,408 at December 31, 2004 from 5,057 at December 31, 2003 and the 10.7% increase in the number of Frame Relay accesses in service to 14,480 at December 31, 2004 from 13,080 at December 31, 2003 also contributed to the higher revenues from data transmission over the period. The increase in ADSL subscribers was driven by increased residential demand while the increase in IP and Frame Relay accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

Revenues from Network Services

     Revenues from network services are generated primarily from interconnection fees paid to us by other telecommunications operators for use of our network and, to a lesser extent, from fees generated from mobile service providers for the leasing of our transmission facilities, infrastructure and other equipment, and fees from the rental of our assets, such as points of presence, to other long-distance and mobile operators.

     Total revenues from network services decreased by 3.0% to R$941.5 million in 2005, from R$970.4 million in 2004, due to our continued penetration of the interregional and international segments. Since we provide these services, we no longer receive interconnection fees from other telecommunications companies. Total revenues from interconnection fees consisted of R$397.1 million from fixed-to-fixed traffic compared to R$468.0 million in 2004, R$236.6 million from mobile-to-fixed traffic compared to R$263.3 million in 2004 and R$307.8 million from leasing fees compared to R$239.1 million in 2004.

     Total revenues from network services decreased by 7.7% to R$970.4 million in 2004, from R$1,050.8 million in 2003, due to our entrance in the interregional and international segments. Since we provide these services, we no longer receive interconnection fees from other telecommunications companies. Total revenues from interconnection fees consisted of R$468.0 million from fixed-to-fixed traffic (R$607.1 million in 2003), R$263.3 million from mobile-to-fixed traffic (R$228.2 million in 2003) and R$239.1 million from leasing fees (R$215.5 million in 2003). This increase in interconnection fees from mobile-to-fixed traffic was due primarily to the growth in the number of mobile accesses in our region and, consequently, higher mobile traffic on our network combined with an increase in rates.

Mobile Services

     In September 2004 we started offering mobile services through 14 Brasil Telecom Celular S.A., our subsidiary. Total revenues from mobile services reached R$732.3 million in 2005, a 733.1% increase from R$87.9 million, in 2004, consisting of: (i) R$299.4 million in sales of handsets and related equipments from R$69.7 million in 2004; and (ii) R$433.0 million derived from services from R$18.2 million in 2004, primarily monthly subscription charges, which accounted for R$167.8 million at December 2005 from R$10.2 million at December 2004. By the end of 2005 we had approximately 2,212.8 million mobile subscribers, a 255.6% increase from the 622.3 thousand mobile subscribers at the end of 2004.

Revenues from Other Services

     Other services consist primarily of supplementary and value-added services such as toll-free, call forwarding and caller ID, as well as internet access services. Total revenues from other services increased by 42.8% to R$889.4 million in 2005 from R$622.9 million in 2004. Revenues from supplementary and value-added services increased by 8.8% to R$459.4 million in 2005 from R$422.4 million in 2004. This growth was due to increased advertising campaigns promoting value added services as part of our strategy to increase average revenue per line. We are also the leader in the Brazilian Internet market, having generated 38.7 billion minutes of usage in 2005, with 916,000 subscribers paying for services including broadband access and value-added services.

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

Charges Against Gross Operating Revenues

     Value-added and Other Indirect Taxes.

     The principal taxes deducted from gross operating revenues are state value added taxes "ICMS", the federal social contribution taxes, PIS and COFINS, and the telecommunications contributions, FUST and FUNTTEL. We collect these taxes from our customers and transfer them to the appropriate governmental entities. The current average rate of ICMS is 25.0% . However, the ICMS tax rate varies in some states. In the state of Rondônia, for example, the ICMS tax rate is 35.0%, while in the state of Mato Grosso, the ICMS tax rate is 30% and in the state of Goias, the ICMS tax rate is 29.0% . PIS and COFINS are currently imposed at a combined rate of 3.65% of gross operating revenues from telecommunications services. FUST and FUNTTEL are currently imposed at a combined rate of 1.5% of gross operating revenues, net of certain deductions (PIS, COFINS, ICMS and Interconnection expenses). On December 15, 2005, Anatel reversed its earlier determination, and accordingly, the basis of the FUST calculation is net revenues including amounts paid as interconnection costs. According to CVM’s rules, however, it is not possible for a Brazilian corporation to book tax credits under discussion as “assets” and accordingly, we expensed such amounts in our financial statements for the period ended December 31, 2005.

     On January 1, 2006, a new tax was instituted, known as the PPDEST. PPDEST taxes are levied on revenues from local and long distance national telecommunications services net of PIS, COFINS, ICMS and interconnection taxes.

     The total amount of value-added and other taxes increased by 17.9% to R$4,219.1 million in 2005 from R$3,579.5 million in 2004. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     The total amount of value-added and other taxes increased by 17.7% to R$3,579.5 million in 2004 from R$3,042.5 million in 2003. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     Discounts

     Discounts are generally divided into rebates on: (i) pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), (ii) local wireline calls, (iii) long-distance calls, and (iv) intelligent network services (such as caller ID, call forwarding and conference calling). Discounts reached R$329.5 million in 2005, compared to R$119.0 million in 2004 and R$119.7 million in 2003.

Cost of Services

     Total cost of services increased by 5.8% to R$6,520.6 million in 2005 from R$6,161.4 million in 2004. Our cost of services increased primarily as a result of an increase in the cost of third-party services, which increased by 4.8% to R$3,102.8 million in 2005 from R$2,959.7 million in 2004. This increase in costs was largely due to the implementation of certain of our mobile operations, including call centers and sales commissions. However, as a percentage of net operating revenues, cost of services decreased to 64.3% in 2005 from 68.0% in 2004, primarily due to reductions in personnel costs and relatively stable materials costs.

     Total cost of services increased by 12.9% to R$6,161.4 million in 2004 from R$5,455.0 million in 2003. Our cost of services increased primarily as a result of an increase in interconnection costs payable to other operators for completing calls originating on our network. However, as a percentage of net operating revenues, cost of services decreased to 68.0% in 2004 from 69.0% in 2003, primarily due to reductions in personnel costs and materials costs.

     The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2003, 2004 and 2005.

	Year ended December 31			Percentage Changes

	2003	2004	2005	2003 - 2004	2004 - 2005

Cost of Services:	(thousands of reais, except percentages)
Depreciation and amortization	2,517,877	2,517,476	2,273,219		(9.7)
Personnel	129,404	120,172	160,721	(7.1)	33.7
Mobile handsets and accessories	-	113,642	73,871	N/A	(35.0)
Materials	84,263	66,613	357,680	(20.9)	436.9
Services	2,370,454	2,959,656	3,102,827	24.8	4.8
Other	353,021	383,829	552,288	8.7	43.9

Total cost of services	5,455,019	6,161,388	6,520,606	12.9	5.8

Depreciation and Amortization

     Total depreciation and amortization costs decreased by 9.7% to R$2,273.2 million in 2005 from R$2,517.5 million in 2004, through an increase in lines installed to 10.8 million at December 31, 2005 from 10.7 million at December 31, 2004. This decrease is due to the fact that certain of our assets are completely depreciated and we do not have to book these specific values.

     Total depreciation and amortization costs decreased by 0.02% to R$2,517.5 million in 2004 from R$2,517.9 million in 2003, due to a decrease in depreciation costs associated with CRT assets resulting from the disposal of such assets which occurred at the end of 2003 which was partially offset by an increase in depreciation costs associated with the expansion of our network in 2004, especially our data communications network.

Personnel

     Total personnel costs increased by 33.7% in 2005 to R$160.7 million from R$120.2 million in 2004. This increase in personnel costs was primarily due to an increase in our number of employees, an increase in our employees’ profit share and to the collective labor agreement. At December 31, 2005, we had approximately 6,872 employees, an increase from 6,686 employees at December 31, 2004.

     Total personnel costs decreased by 7.1% in 2004 to R$120.2 million from R$129.4 million in 2003. This decrease in personnel costs was primarily due to reclassification, in 2003, of R$12.5 million of employees' profit share to personnel expenses as a result of a CVM instruction that requires that employees' profit share be classified as a personnel expense when a net loss is realized. On December 31, 2004, we had approximately 6,680 employees, of which 881 relate to our mobile operations, an increase from 5,260 employees at December 31, 2003.

Material

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), increased by 10.9% to R$73.9 million in 2005 from R$66.6 million in 2004. This increase in material costs was primarily due to the growth in usage of prepaid phone cards.

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), decreased by 21.2% to R$66.6 million in 2004 from R$84.3 million in 2003. This decrease in material costs was primarily due to the transfer of costs resulting from our outsourcing of maintenance services for our network to third parties.

Services

     The cost of third party services increased by 4.8% to R$3,102.8 million in 2005 from R$2,959.7 million in 2004. This increase in costs is largely due to implementation of certain of our mobile operations like call centers service and sales commissions.

     The cost of third party services increased by 24.9% to R$2,959.7 million in 2004 from R$2,370.5 million in 2003. This increase was due to the consolidation of expenses relating to our acquisition of Brasil Telecom Comunicação Multimidia, which included the maintenance of the data communication network acquired thereby, the costs related to the maintenance of the mobile network and, to a lesser extent, the increased outsourcing of maintenance services for our network to third parties.

     Interconnection costs decreased to approximately 15.5% of gross revenues, or R$2,275.8 million in 2005 from approximately 18.0% or R$2,297.5 million, in 2004. This decrease was due to higher mobile penetration and the fixed-to-mobile rate increase, mostly in VC-1. Besides the 4.5% fixed-to-mobile rate readjustment the interconnection costs presented a R$21.6 million decrease from 2004, reflecting our mobile economies.

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

Other Costs of Service

     Other costs of service, which primarily include fees paid for the rental of equipment and infrastructure, insurance and a fee imposed by Anatel on providers of telecommunications services for the inspection of switching stations and wireless terminals, referred to as Taxa de Fiscalização de Telecomunicações, or FISTEL, increased by 43.9% to R$552.3 million in 2005 from R$383.8 million in 2004.

     Other costs of service increased by 8.7% to R$383.8 million in 2004 from R$353.0 million in 2003. This increase was primarily due to the consolidation of Brasil Telecom Comunicação Multimidia in the second quarter of 2004.

Gross Profit

     Our gross profit increased in 2005 by 24.6% to R$3,618.1 million from R$2,903.5 million in 2004, as a result of an increase in our net operating revenues in 2005. As a percentage of net operating revenues, gross profit increased to 35.7% in 2005 from 32.0% in 2004.

     Our gross profit increased in 2004 by 18.0% to R$2,903.5 million from R$2,460.2 million in 2003, as a result of an increase in our net operating revenues in 2004. As a percentage of net operating revenues, gross profit increased to 32.0% in 2004 from 31.1% in 2003.

Operating Expenses

     Total operating expenses, which include selling expenses, general and administrative expenses and other net operating expenses, increased by 64.7% to R$3,580.6 million in 2005 from R$2,173.6 million in 2004. This increase was primarily a result of the increase in general and administrative expenses in the period, as discussed below.

     Total operating expenses increased by 14.5% to R$2,173.6 million in 2004 from R$1,898.0 million in 2003. This increase was primarily a result of the increase in selling, general and administrative expenses in the period, as discussed below.

     The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2003, 2004 and 2005.

	Year ended December 31			Percentage Changes
	2003	2004	2005	2003 - 2004	2004 - 2005

Operating expenses:	(thousands of reais, except percentages
Selling expenses	821,627	1,087,028	1,656,242	32.3	52.4
General and administrative expenses	865,052	1,017,421	1,288,497	17.6	26.6
Other net operating expenses (income)	211,308	69,142	635,903	(67.3)	819.7

Total operating expenses	1,897,987	2,173,591	3,580,642	14.5	64.7

Selling Expenses

     Total selling expenses increased 52.4% to R$1,656.2 million in 2005 from R$1,087.0 million in 2004. A large portion of this increase can be explained by the fact that we operated our mobile business for 12 months in 2005, as opposed to 2 months in 2004. Until October 2004, we capitalized our operating costs and expenses, as our subsidiary 14 Brasil Telecom Celular S.A. was still in pre-operating phase. The increase was primarily due to:

     (i) a 71.2% increase in expenses for salaries and bonuses relating to our sales personnel, with a portion this variation explained by a change in the booking of profit sharing which, in 2004, was booked after EBITDA, by the Collective Labor Agreement in effect as of January 2005, which implicated an average salary readjustment of 6.0% and by increase in the number of employees;

     (ii) a 37.2% increase in expenses regarding call center services primarily in the mobile segment and readjustment of contracts in October 2005;

     (iii) a 26.4% increase in expenses regarding commissions to sales representatives and stores, and increase in our sales spots due to the increase of sales in Christmas;

     (iv) a 9.2% increase of bad debt and provisions for doubtful accounts partially connected with the correspondent increase in revenues and the fact that in December 2005, Brasil Telecom made additional provisions amounting to R$74.0 million regarding risks of losses in clients bills subject to co-billing procedures; and

     (v) a 74.1% increase in advertising and marketing expenses explained by the mobile operation, which, in 2005 amounted to R$128.1 million, against R$24.2 million in 2004.

     Bad debt and provisions for doubtful accounts increased 9.2% in 2005 due to our increase in gross revenues. However, as a percentage of gross revenues, bad debt and provisions for doubtful accounts remained stable at 3.1% of gross revenues for 2005 in comparison to 2004. This stability in bad debt and provisions for doubtful accounts as a percentage of gross revenues reflects our continued focus on measures to control bad debt, such as the introduction of prepaid phone cards to mitigate credit risk.

     Total selling expenses increased 32.3% to R$1,087.0 million in 2004 from R$821.7 million in 2003. This increase was due primarily to:

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

     (ii) a 37.7% increase of bad debt and provisions for doubtful accounts (partially connected with the correspondent increase in revenues); and

     (iii) 56.2% increase in advertising and marketing expenses, connected with the beginning of interregional and international long distance and mobile services offer.

     Bad debt and provisions for doubtful accounts increased 37.7% in 2004 due to our increase in gross revenues combined with the change in the mix of the revenue. As a percentage of gross revenues, bad debt and provisions for doubtful accounts increased to 3.2% in 2004 from 2.7% in 2003. This increase in bad debt and provisions for doubtful accounts as a percentage of gross revenues is primarily due to the change in the mix of revenue, with higher share of long distance calls, although the continued focus on measures to control bad debt, such as the introduction of prepaid phone cards to mitigate credit risk.

General and Administrative Expenses

     Total general and administrative expenses increased 26.6% to R$1,288.5 million in 2005 from R$1,017.4 million in 2004. In general and administrative expenses, a large portion of this increase can be explained partially by the fact that we operated our mobile business for 12 months in 2005, as opposed to only 2 months in 2004. The increase was primarily due to:

     (i) a 38.8% increase in expenses for salaries and bonuses relating to our personnel, which may be explained by a change in the booking of profit sharing which, in 2004, was booked after EBITDA, by the Collective Labor Agreement in effect as of January 2005, which implemented an average salary readjustment of 6.0% and by an increase in the number of employees;

     (ii) an increase in legal and corporate consulting expenses;

     (iii) an increase in expenses from information technology equipment depreciation; and

     (iv) an increase in expenses for regular office services, such as security, cleaning and maintenance, attributable to the expansion of our mobile operations.

As a percentage of net operating revenues, general and administrative expenses rose to 12.7% in 2005 from 11.2% in 2004.

     Total general and administrative expenses increased 17.9% to R$1,017.4 million in 2004 from R$865.1 million in 2003. This increase was primarily due to an increase in

     (i) expenses from information technology equipment depreciation;

     (ii) expenses for regular office services, such as security, cleaning and maintenance; offset by

     (iii) the reclassification, in 2003, of R$21.5 million of employees' profit share to the personnel expense component of the general and administrative expenses.

Employees' profit share is required by CVM to be classified as a personnel expense when a net loss is realized. As a percentage of net operating revenues, general and administrative expenses rose to 11.2% in 2004 from 11.0% in 2003.

Other Net Operating Expenses (Income)

     Total other net operating expenses increased from R$69.1 million in 2004 to R$635.9 million in 2005. This increase in expenses resulted primarily from:

     (i) provisions for contingencies, of which, R$198 million is related to social security and labor-related legal proceedings, as well as administrative proceedings, and R$77 million is related to a write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of our fixed telephone plant and on electric energy consumption;

     (ii) a R$171 million supplement to the provision for pension fund liabilities as a result of the adoption of a revised mortality table (UP94 with two-year grievance and separated by gender), which better corresponds to current expectation of longevity of participants of sponsored plans.

     (iii) a R$39.4 million increase in interconnection costs due to the decision rendered by Anatel which altered the calculation basis of FUST (Fund for the Universalization of Telecommunications Services).

     Total other net operating expenses decreased from R$211.3 million in 2003 to R$69.1 million in 2004. This decrease in expenses resulted primarily from:

     (i) a decrease of R$107.5 million in provision for contingent liabilities, as a result of court decisions in the fourth quarter of 2003, which required us to book our loss relating to a portion of these proceedings as "probable";

     (ii) revenues of approximately R$125.0 million associated with the agreement entered into with Embratel; offset by

     (iii) the increase in expenses of approximately R$60.0 million in connection with the application of the ICMS tax on IP ports, retroactive to January 2004.

Operating Income (Loss) Before Net Financial Expenses

     Our total operating income before net financial expenses decreased by 94.9% to an income of R$37.4 million in 2005 from an income of R$729.9 million in 2004. As a percentage of net operating revenues, operating income before net financial expenses decreased to 0.37% in 2005 from 8.1% in 2004.

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

     In 2005, our net financial expenses decreased 3.1% to R$387.4 million from R$399.8 million in 2004 primarily as a result of:

  an extraordinary adjustment related to monetary updates in the amount of approximately R$60.2 million;

  a 2.0% decrease in our interest expense, to R$780.6 million in 2005 from R$796.8 million in 2004 as a result of lower interest rates in Brazil in 2005 compared to 2004, which decreased the cost of our real denominated indebtedness, as the average CDI in 2004 was 15.1% as compared to 16.2% in 2004; and

  an increase in our interest income to R$580.6 million in 2005 from R$516.4 million in 2004, primarily as a result of the increase in average cash balances to R$2,920.2 million in 2005 from R$2,591.6 million in 2004.

     Our total net financial expenses decreased 34.5% to R$399.8 million in 2004 from R$610.2 million in 2003 primarily as a result of:

  a 5.3% decrease in our interest expense, to R$796.8 million in 2004 from R$841.1 million in 2003 as a result of lower interest rates in Brazil in 2004 compared to 2003, which decreased the cost of our real denominated indebtedness, as the average CDI in 2004 was 16.2% as compared to 23.3% in 2003; and

  an increase in our interest income to R$516.4 million in 2004 from R$341.2 million in 2003, primarily as a result of the increase in average cash balances to R$2.591.6 million in 2004 from R$1,776.4 million in 2003.

Operating Income (Loss)

     Our total operating income (loss) decreased to a loss of R$350.0 million in 2005 from an income of R$330.0 million in 2004, primarily as a result of a 24.6% increase in gross profits offset by a 64.7% increase in operating expenses and a 3.1% increase in net financial expenses. As a percentage of net operating revenues, operating loss decreased to (3.5)% in 2005 from an income of 3.6% in 2004.

     Our total operating income (loss) increased to an income of R$330.0 million in 2004 from a loss of R$48.0 million in 2003, primarily as a result of the 18.0% increase in gross profit only partially offset by a 34.5% decrease in net financial expenses. As a percentage of net operating revenues, operating income (loss) increased to 3.6% of income in 2004 from 0.6% of loss in 2003.

Net Non-Operating Expenses

     Net non-operating expenses consist principally of equipment disposal in connection with the modernization of our network.

     Total net non-operating expenses increased by 31.1% to R$146.6 million in 2005 from R$111.8 million in 2004. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger with CRT in December 2000. Goodwill amortization for CRT totaled R$113.4 million for the year ended December 31, 2005 (See note 8 to our audited consolidated financial statements).

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

Employees' Profit Share

     According to Law 10,101/2000, all Brazilian companies may compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is generally determined by negotiations between us and the labor unions that represent our employees.

     Our employees' profit share increased 9.1% to R$63.4 million in 2005 from R$58.1 million in 2004.

     We renewed the collective labor agreement with several labor unions in the context of which we would pay a bonus to the employees who reached their operational targets, according to the terms and conditions set forth in the norms of the bonus plan for performance.

     As additional incentive for our officers, we retained our performance bonus program. For the year ended December 31, 2003, we paid, in 2004, approximately R$28.3 million in performance bonuses to our officers, executives and employees. For the year ended December 31, 2004, we paid, in 2005, approximately R$44.8 million in performance bonuses to our officers, executives and employees. See “Item 6. Directors, Senior Management and Employees – Senior Management – Compensation.”

Income (Loss) Before Taxes and Minority Interests

     Our loss before taxes and minority interests decreased to a loss of R$496.5 million in 2005 from an income of R$160.2 million in 2004 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, loss before taxes and minority interests increased to (4.9)% in 2005 from income of 1.8% in 2004.

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

Income and Social Contribution Tax Benefits (Expenses)

     Income and social contribution tax benefits increased by 6,312.8% to R$373.1 million in 2005 from R$5.8 million in 2004, due to the increase in loss before taxes and minority interest of R$496.5 million in 2005 from an income of R$160.2 million in 2004.

     Income and social contribution tax benefit decreased by 97.8% to R$5.8 million in 2004 from R$261.4 million in 2003, due to the income before taxes and minority interest of R$160.2 million in 2004 compared to a loss before taxes and minority interest of R$601.5 million in 2003.

Minority Interests

     In 2005, we allocated R$93.9 million of loss to minority shareholders, originating from their stakes in Brasil Telecom Participações S.A., iBest and IG.

     In 2004, we allocated R$37.9 million of income to minority shareholders, originating from their stakes in Brasil Telecom S.A., iBest and iG.

     In 2003, we allocated R$171.5 million of loss to minority shareholders relating to their participation in Brasil Telecom S.A.’s losses in 2003.

Net Income (Loss)

     Our net income (loss) decreased to a loss of R$29.6 million in 2005 from an income of R$128.1 million in 2004, as a result of the increase in operating loss and net non-operating expenses. As a percentage of net operating revenues, net loss increased to 0.3% in 2005 from income of 1.4% in 2004.

     Our net income (loss) increased to an income of R$128.1 million in 2004 from a loss of R$168.6 million in 2003, as a result of the increase in operating income and decrease in net non-operating expenses. As a percentage of net operating revenues, net income (loss) increased to an income of 1.4% in 2004 from a loss of 2.1% in 2003.

Liquidity and Capital Resources

Cash Flow

     The following table sets forth certain components of our source of funds or cash flows for the years ending December 31, 2003, 2004 and 2005.

	Year ended December 31

Cash flows provided by (used in):	2003	2004	2005

	Millions of Reais
Operating activities	2,707.3	3,497.7	2,547.8
Investing activities	(1,636.9)	(2,746.7)	(1,997.4)
Financing activities	(710.0)	518.9	(1,163.2)

Increase (decrease) in cash and cash equivalents	360.5	1,269.9	(612.8)

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

Cash Flows Provided by Operating Activities

     Our primary source of funds continues to be cash generated from operations. Our cash flow from operating activities decreased 27.2% to R$2,547.9 million in 2005 from R$3,497.7 million in 2004. This decrease is primarily due to the 64.7% increase in operational expenses compared to 2004, as discussed above.

Cash Flows Used in Investing Activities

     Acquisitions of property, plant and equipment continue to be our primary use of cash flow and other capital resources. Our cash flow used in investing activities decreased 27.3% to R$1,997.5 million in 2005 from R$1,636.9 million in 2004. In 2005, we invested R$1,978.1 million to implement our mobile network, expand and modernize our fixed telephone network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of our network and meet our network expansion and modernization goals. During the corresponding period in 2004, we invested R$2,867.4 million to expand and modernize our network, including a total of R$476.1 million on our acquisitions of the capital stock of Brasil Telecom Comunicação Multimidia, Vant and iG as part of our strategy to acquire a high technology network infrastructure.

Cash Flows Provided by Financing Activities

     We realized a cash outflow from financing activities of R$1,163.2 million in 2005, as compared to an inflow of R$518.9 million in 2004. The change from inflow to outflow from financing activities during 2005 was primarily due to:

     (i) R$522.7 million in new loans incurred in 2005, compared to R$2,427.0 million in new loans incurred in 2004;

     (ii) R$894.3 million decrease in loans repaid, for a total of R$724.9 million in loans repaid in 2005, compared to R$1,619.1 million in loans repaid in 2004, and

     (iii) a increase in interest on shareholders' equity paid by R$640.8 million to R$898.9 million in 2005, from R$258.1 million in 2004. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Increase (Decrease) in Cash and Cash Equivalents

     In 2005, our cash and cash equivalents decreased by R$612.8 million to R$1,269.9 million, compared to an increase in cash and cash equivalents by R$1,269.9 million to R$3,226.6 million in 2004. The increase in our cash and cash equivalents was primarily due to a higher cash inflow from operating activities and financing activities, partially offset by the increase in the outflow for investing activities in 2005.

Indebtedness

     At December 31, 2005, we had R$4,569.1 million of indebtedness, a decrease of 3.0% from R$4,708.3 million at December 31, 2004. Our net debt position at the end of 2005 was R$1,955.3 million, compared to R$1,481.6 million at December 31, 2004, representing an increase of 32.0% .

     In the twelve months of 2005, our interest expense (including accrued interest) decreased by 7.4% to R$482.3 million from R$520.9 million in 2004, as a result of lower interest rates in Brazil in 2005 compared to 2004 and changes in indebtedness as discussed above.

     New Loans

     At a meeting of the Board of Directors of Brasil Telecom S.A. on June 5, 2006, the Board unanimously approved the 5th Issuance, being the 4th Public Issuance (the “Issuance”), of simple, nominative, non-convertible debentures (the “Debentures”). This was the first issuance made in the context of the first Securities Distribution Program, in a total aggregate amount of R$1.08 billion. The Debentures were issued on June 1, 2006, are guaranteed by us, and have a term of seven years from the issuance date, maturing on June 1, 2013. The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$3,330.00 (33.3%) on June 1st, 2011; (ii) R$3,330.00 (33.3%) on June 1, 2012; and (iii) R$3,340.00 (33.4%) on June 1, 2013. The remuneration of the Debentures shall be established by the company’s senior management, which shall ratify the bookbuilding process, subject to a maximum rate of 104.3% of the IDC (Interbank Deposit Certificate).

     On July 15, 2005, Brasil Telecom S.A. received the third tranche from BNDES in the amount of R$252.0 million, from which R$213.7 million bears interest of TJLP + 5.5% per annum and R$38.3 million bears interest of Cesta de Moedas + 5.5% per annum. On November 8, 2005, Brasil Telecom S.A. received the fourth and last tranche from BNDES in the amount of R$251.8 million, from which R$216.1 million bears interest of TJLP + 5.5% per annum and R$35.7 million bears interest of Cesta de Moedas + 5.5% per annum.

     On August 13, 2004, Brasil Telecom S.A. entered into a new loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our company. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the variation of the dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturity dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the General Plan on Universal Service and in the General Plan on Quality. On August 26, 2004, Brasil Telecom S.A. received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bears interest of TJLP + 5.5% per annum and R$80.0 million bears interest of Cesta de Moedas + 5.5% per annum. On October 26, 2004, Brasil Telecom S.A. received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bears interest of TJLP + 5.5% per annum and R$59.7 million bears interest of Cesta de Moedas + 5.5% per annum.

     On July 5, 2004, Brasil Telecom S.A. issued an aggregate principal amount of R$500.0 million of public non-convertible debentures guaranteed by our company. The debentures will mature on July 5, 2009. Interest on the debentures is equivalent to the CDI rate + 1.0% per annum and is payable on a semi-annual basis, on January 5 and July 5 of each year, until the maturity of the debentures.

     On March 24, 2004, Brasil Telecom S.A. entered into a Japanese Yen 21.6 billion loan facility arranged by Sumitomo Mitsui Banking Corporation ("SMBC"), guaranteed by the Japan Bank for International Cooperation ("JBIC") and granted by a syndicate of five commercial banks (including SMBC). The loan was contracted for a 7-year term, has a 1.5 -year grace period, a 5-year amortization period, is not secured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. We borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially finance our 2003 capital expenditures.

     On February 17, 2004, Brasil Telecom S.A. issued an aggregate principal amount of US$200.0 million in 9.375% Notes due 2014 in the international market. The notes will mature on February 18, 2014 unless extended for a period of up to eighteen months from the expected maturity date. The notes have the benefit of an irrevocable standby letter of credit, as well as an insurance policy provided by the Overseas Private Investment Corporation. The net proceeds from the notes were intended to fund our 2004 and 2005 investment program

     Amortization of existing loans

     On July 27, 2005, Brasil Telecom S.A. paid R$390 million relative to the second installment of a R$1.3 billion debenture program issued on January 27, 2001, in a private placement to us. The interest rate established for the debentures program is equivalent to 100% of the CDI rate and the remaining installment is payable on July 27, 2006 in the amount of R$520 million.

     At December 31, 2005, approximately 30.3%, or R$1,278.1 million, of our total indebtedness before hedge adjustments was exposed to foreign exchanges (dollars, Japanese Yens and Cesta de Moedas), compared to 33.2%, or R$1,522.3 million, at December 31, 2004. Of our indebtedness affected by exchange variation at December 31, 2005, approximately 59.8% was hedged against significant variations in exchange rates (R$/US$, R$/Yens and Cesta de Moedas). See Note 31 to our audited financial statements and "— Quantitative and Qualitative Disclosure about Market Risk" below.

The following table sets forth the repayment schedule of our indebtedness:

At December 31, 2005

(thousands of reais)
2006	1,201,681
2007	920,374
2008	503,868
2009	907,156
2010	402,850
2011	121,563
2012 and after	511,588

Total Indebtedness	4,569,081

     Although our indebtedness decreased to R$4,569.1 million in 2005, and our interest expenses (including capitalized interest) decreased to R$482.3 million in the twelve months of 2005, we expect to be able to repay substantially all of the principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was R$2,547.9 million in 2005, compared to R$3,497.7 million in 2004.

Capital Expenditures

     Our capital expenditures decreased by approximately 31.0% to R$1,978.1 million in the year ended December 31, 2005, from R$2,867.4 million for the corresponding period in 2004. Of our total 2005 capital expenditures, R$1,490.2 million relate to fixed telephone and internet operations, R$441.3 million to mobile telephone operations and R$46.6 million to acquisitions. The capital expenditures on the expansion and modernization of our fixed telephone operations consist mainly in upgrading capacity in relation to our transmission backbone and regulatory projects implementation to satisfy Anatel’s requirements.

     Such capital expenditures decreased approximately 22.6% compared with 2004 (R$1,441.1 million in 2004). This decrease was due to lower requirements for investment in equipment and networks due to better management as well as the general slowdown of the Brazilian economy, which resulted in lower equipment and network usage than projected. Capital expenditures related to mobile operations include investments in network implementation, IT equipment and platforms, reform and installation of 16 stores, with pre-operational costs realized until October 2004 and with the acquisition of an additional license of 900 MHz, acquired to improve the quality of voice and data services provided to our mobile clients.

     We currently expect to invest approximately R$2,161.4 million in the expansion and modernization of our network during the fiscal year 2006, which includes investments of approximately R$464.3 million in our mobile telephone network. Of our total expected capital expenditures, R$616.7 million relates to targets established by Anatel and required under the terms and conditions of our concessions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures."

     For the three months ended March 31, 2006, we invested approximately R$214.6 million in the expansion and modernization of our network (fixed and mobile). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures." We expect to finance our remaining expected 2006 capital expenditures with internally generated funds from operations.

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

     Since prior to the breakup of Telebrás, we, and each of the other former operating subsidiaries of Telebrás, contributed to the Center, which is a research and development center formerly operated by Telebrás that develops telecommunications technology for application in Brazil. On August 3, 2001 we entered into two service agreements with the Center, one in the amount of R$7.0 million per year for a three-year period and amended in 2006 in the amount of R$9.0 million for two additional years, in order to maintain our access to telecommunications software developed by the Center, and the other in the amount of R$10.0 million per year for a 2-year period and amended in 2004 in the amount of R$15.0 million for two additional years, in order to receive technological services provided by the Center, including equipment testing and consulting and training services. In addition to the Center, we also depend on manufacturers of telecommunications products for the development of new hardware and new telecommunications technologies.

     Our aggregate expenditures with the Center were R$12.1 million, R$14.7 million and R$16.8 million in 2003, 2004, 2005 respectively.

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

     Due to these developments, the value of access and long-distance networks has decreased and the value of telecommunications applications and services has increased. As a result, telecommunications companies have been seeking to integrate vertically and expand geographically in order to obtain economies of scale and leverage revenue growth. This is expected to favor those companies with sufficient access to financing. Although we believe that we are well positioned to take advantage of this trend, there can be no assurances that we will have access to sufficient financing in the future or on terms acceptable to us.

     As an immediate effect of the geographic expansion and vertical integration, the degree of difference between the traditional players has diminished and the boundaries between communications companies (i.e., voice/data via fixed accesses, voice/data via mobile accesses, Internet and cable modem) have become increasingly narrow. In order to differentiate ourselves from our competitors, we have sought to bundle our products and services, brand our services and introduce value-added services.

     The deregulation and technological evolution of the telecommunications industry in Brazil has intensified the competition in the voice sector as well as in the data sector. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

"Off-Balance Sheet" Arrangements

     We do not have any off-balance sheet arrangements.

Trading Activities

     We do not engage in any material trading activities involving commodity contracts that are accounted for at fair value. The only risk management activity that we engage in is the hedging of some of our dollar and Yen denominated indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk."

Contractual Obligations

     The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees.

	Payments due by period at December 31, 2005
Contractual Obligations	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total

	(thousands of reais)
Indebtedness (incl. hedge adjustments)	1,201,681	1,424,242	1,310,006	633,153	4,569,082
Rental commitments (1)	14,080	25,588	1,909		41,577
Operating leases
Unconditional purchase obligations	311,656				311,656
Other long-term obligations	130,476	140,038	80,629	21,220	372,363

Total contractual cash obligations	1,657,893	1,589,868	1,392,544	654,373	5,294,678

(1) In September 2005, we discontinued the use of our corporate aircraft and terminated the related rental commitment.

Dividends

     We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25.0% of our adjusted net income determined in accordance with Brazilian accounting principles and as adjusted in accordance with Brazilian Corporation Law, including any realization of the net income reserve. Preferred Shareholders are entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares. In 2003, 2004 and 2005 we paid dividends of approximately R$269.1 million, R$208.1 million and R$571.6 million, respectively.

Pension Plans

     We participate in a multi-employer defined benefit plan, along with Sistel Social Security Foundation, the "PBS-A," which includes former Telebrás’ employees who are currently our employees, already inactive or retired. The application for new memberships to this plan, which was segregated from Sistel’s former Exclusive plan on January 31, 2000, was closed on February 1, 2000. According to the PBS-A, we are contingently liable, along with other companies that comprised the Telebrás system, for our proportionate share of unfunded obligations of the plan attributable to our former employees who were participating in this plan, as well as post-retirement health care benefits, through a defined-benefit assistance plan, called PAMA/PCE (Special Coverage), for active and inactive employees linked to the PBS/TCS plan (which was incorporated to the TCSPREV on 12/31/2001), who belonged to the PBS-A plan until January 31, 2000. Contributions to the PBS-A plan may be required in case of an accumulated deficit. As of December 31, 2005 the plan was running a surplus. The retirement health benefits are covered by PAMA/PCE, held in association with other sponsors from the former Telebrás system which provide telecommunications services. This benefit assistance plan is provided for active and inactive employees who were participants in the PBS-A plan and the benefit-defined plans (PBS), segregated from Sistel’s former Exclusive plan sponsors on January 31, 2000. The contributions for this assistance plan are funded by the company, with contributions equivalent to 1.5% of the paychecks by active participants who are associated with the PBS-TCS group (incorporated to the TCSPrev plan in December 31, 2001) and fixed monthly contributions by the active and inactive employees who migrated to the PCE. The company's responsibility for this assistance plan reaches all other companies of the former Telebrás system. In 2005, our contributions to this assistance plan totaled R$116,512. During year 2000, we segregated a portion of our funds from the multi-employer plan in order to establish a separate plan for our current employees who were Telebrás’ former employees, entitled PBS-TCA plan. Along with the PBS-A and PAMA/PCE plans, the PBS-TCS plan is solely our responsibility.

     On February 28, 2000, we implemented a contribution defined plan, called TCSPrev. This plan’s primary objective was the optional transfer of active employees covered by the PBS-TCS plan, which was segregated from Sistel’s former Exclusive plan, and also the subscription of new employees who were hired after the privatization of the former Telebrás system. Approximately 80% of our work force is subscribed to the TCSPrev plan.

     We also have, along with Sistel, the PBS-TCS plan, which remains due to our employees’ decision not to migrate to the TCSPREV, PBT-BrT plan and the Retired Administration Association, being the last two exclusive of the former Telecomunicações do Paraná S/A (TELEPAR). We also have the PAMEC-BrT health assistance plan, designed to provide health services only to retired employees who were covered by the PBT-BrT plan.

     We also have social security obligations which are disclosed further in our financial statements, originating from the “Atypical Contract Relation Agreement” (TRCA), which covered some of the active and retired employees of former TELEPAR.

     On December 31, 2001, all these retirement plans that were sponsored by the company alongside Sistel, and also the TRCA’s obligation, were incorporated to the original TCSPrev. In this situation, internal groups were created with fixed contributions, writ-off benefits and defined benefits. In this incorporation, the conditions established in the participants respective original plans were sustained. The PAMEC-BrT assistance plan remained separate.

     From March 2003 to February 2005, there were no new participants in the TCSPREV plan, which currently covers 61.9% of our work force.

     TCSPREV keeps the same bases of the original plan for contributions of the participating plans, which are determined through actuary studies prepared by independent actuaries, in compliance with the rules currently in effect in Brazil and the capitalization for cost determination. Currently, participants and sponsors only contribute for the PBS-TCS (defined benefit) and TCSPREV (defined contribution) internal groups. In the TCSPrev group, the participant and the sponsor contribute with the same amount for the participant’s individual account. This contribution varies from 3.0% and 8.0% of the participant’s salary, depending on age. The participant may choose to make additional contributions to the plan, but the sponsor is not required to make such contributions. In the PBS-TCS group, the contribution of the sponsor is equal to 12.0% of the participant’s monthly salary, while the participant’s contribution varies according to age, seniority and salary. Some PBS-TCS’s participants, who entered when they were older, also made additional contributions. The sponsors are responsible for all of TCSPREV’s administrative costs and risks. In 2005, our contributions to the plan represented, in average, 6.41% of the sum of the participant’s salary, amounting to R$16.7 million.

     The contributions for this plan were fully paid in July 1998 in a single payment. New contributions will be limited to the future need to cover expenses, if any occur.

     In 2005, due to adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table, we made long term provisions for the pension funds in the amount of R$171 million. Fundação BrT will adopt table UP94, segregated by sex and set forward in two years, replacing table UP84, based on a recommendation from its independent actuarial consultant. We did not make any short term provisions in 2005.

     In October 2004, we created a subsidiary, Fundação 14 de Previdência Privada, to take over the administration and operations of the TCSPREV and PAMEC-BrT plans. On March 10, 2005, the definitive transfer of these plans, from Sistel to Fundação 14, was concluded, and Fundação 14 became the entity responsible for the management of the plans. For a period of 18 months, as of the transfer date, Sistel will be providing operation services regarding these plans to Fundação 14, until the Fundação 14 is absolutely structured to take over integral operations.

     At the time we acquired CRT, a pension program which was managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações ("FCRT") already existed to provide retirement benefits to its employees, which we refer to as Fundação BrTPREV. When we acquired CRT we assumed our proportionate share of the unfunded obligations of former FCRT attributable to those CRT employees that we assumed and also to the active and retired employees of the acquired entity. BrTPREV covers approximately 35.3% of our current work force (approximately 2,350 employees as of December 31, 2005).

     We estimate that, at December 31, 2005, our proportionate share of the unfunded obligations of the BrTPREV attributable to our participating employees was approximately R$9.4 million. In an effort to eliminate the existing deficit over a period of twenty years, since January 2002, we have been making additional monthly contributions to the BrTPREV in an amount equal to 48.92% of the combined salary of BrTPREV’s members who are employees of our company. Since February 2003, we have been making additional monthly contributions to BrTPREV in fixed amounts to amortize the deficit, which amounted to R$98.3 million in 2005. In 2005, the regular monthly contribution represented approximately 6.2% of BrTPREV’s members combined salary.

     For the year ended December 31, 2005, BrTPREV’s total cost was approximately R$107.7 million. We have contributed with approximately R$98.3 million to amortize the deficit, totaling R$9.4 million for regular contribution.

     As a result of our potential unfunded obligations under BrTPREV Foundation, in 2005 we have estimated an increase in the short term parcel of our pensions’ provision, from R$29.5 million on December 31, 2004, to R$45.5 million on December 31, 2005. We also estimate an increase in the long term parcel from R$417.9 million on December 31, 2004, to R$628.4 million in December 31, 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and Senior Management

Board of Directors

     The following sets forth information with respect to our current board of directors as of March 31, 2006. Their terms expire on the annual general meeting of shareholders to be held in April 2008.

Name (Age)	Position	Date Elected

Sergio Spinelli Silva Junior	Chairman	July 27, 2005
Pedro Paulo Elejalde de Campos	Director	July 27, 2005
Elemér André Surányi	Director	July 27, 2005
Lênin Florentino de Faria	Director	July 27, 2005
Kevin Michael Altit	Director	July 27, 2005
Ricardo Ferraz Torres	Director	January 31, 2006

     Sergio Spinelli Silva Jr., Chairman of the Board of Directors, partner at Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga Advogados, Capital Markets professor at the Continued Education Program at Fundação Getúlio Vargas, member of the Board of Directors at Opportrans Concessão Metroviária S.A., Zain Participações S.A.,

Daleth Participações S.A. and Invitel S.A., vice-chairman of the Board of Directors at Mem Celular Participações S.A., Oeste Participações S.A. and 525 Participações S.A., chairman of the Board of Directors at Futuretel S.A., member of the Fiscal Council at Ret Participações S.A. and Telinvest S.A.

     Pedro Paulo Elejalde de Campos, vice-chairman of the Board of Directors, partner at Angra Partners, Managing Director at Citigroup for Latin America, CEO of GE Capital for Latin America, President of GE Capital Bank, partner-director at Oppenheimer & Co. investment bank, Vice-President at JP Morgan & Co., member of the Board of Directors at Latasa, GE Dako and LatinTech.

     Elemér André Surányi, effective member of the Board of Directors, Financial Director at Banco J. Safra S.A., Financial Director, Statutory Director, Administrative Director, Statutory Director ar Merrill Lynch & CO, Investment Vice-President at Merrill Lynch & CO Brasil, Executive Associate in the investment sector at Merrill Lynch & CO Latin America, Finance Manager at Citibank, N.A., member of the Board of Directors at Uol Inc. S.A. – Universo On Line.

Lênin Florentino de Faria, effective member of the Board of Directors, MBA in Corporate Governance at IBMEC, Business Administration at Centro de Ensino Unificado de Brasília – CEUB, Civil Engineering (incomplete) at Universidade Federal da Bahia, Professional Qualification in Labor Economics at UNICAMP, Technical Course in Electrotechnics at Escola Técnica Federal da Paraíba, Professional Background: Complementary Board - PREVI/DIPAR/GEGOV – Equity Interest Executive Board, Corporate Governance Management – Rio de Janeiro (RJ), Manager at the Corporate Governance Management of PREVI, Team Manager at the Equity Interest Management of PREVI, Division Manager at the Control Division in the Administrative Units, of the Internal Controls Unit, Division Manager in office in the Conformity Division, of the Internal Controls Unit, Senior Analyst of the Internal Controls Unit, Analyst in the Controllership of Distrito Federal, Availability within the government of the Distrito Federal, Advisor, Financial Operator and Team Leader at DEAFI–TAXAS, Assistant, Supervisor, Team Leader and Advisor at COTEC-COPES, Assistant, Supervisor, Analyst A/B, DIFIN-CONOR, Management Assistant, Supervision Assistant and Supervisor of Agência Central Brasília (DF).

     Kevin Michael Altit, effective member of the Board of Directors, Law degree at Universidade Federal do Rio de Janeiro, LL.M. at University of Los Angeles, Professional Background: Partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Economics and Financial Officer and Network Officer at Mem Celular Participações S.A., Futuretel S.A. and Oeste Participações S.A., Economics and Financial Officer at Newtel Participações S.A. and Invitel S.A., Investors Relations Officer and Operations Officer at Ret Participações S.A., 525 Participações S.A. and Telinvest S.A., Legal Officer and Vice-President at Azurix do Brasil Ltda., Legal Officer at Light Serviços de Eletricidade S.A., Legal Officer at Trikem S.A., Member of the Law Department of Odebrecht S.A., Associate Lawyer at Garcia & Keener Advogados, Visiting Lawyer at Baker, Brown, Parker & Leahy, LLP., Junior Associate at Garcia & Keener Advogados, Member of the Board of Directors at Quigley Company, Inc. (Pfizer group – NY) and Opportunity Sul S.A., Vice-Chairman of the Board of Directors at Zain Participações S.A. and Newtel Participações S.A., Chairman of the Board of Directors of Mem Celular Participações S.A., Oeste Participações S.A., Sorocaba Empreendimentos e Participações S.A., Opportrans Concessão Metroviária S.A., 525 Participações S.A., Daleth Participações S.A., Invitel S.A. and Argolis Participações S.A..

     Ricardo Ferraz Torres, effective member of the Board of Directors, MBA in Finance at IBMEC, MBA in Finance and Law at FGV, Business Administration at Universidade Estadual do Rio de Janeiro – UERJ, Bank Management for Superior Results – University of Texas (EUA), Courses of Financial Derivatives, Logistics, Investment Funds Management at IBMEC, Courses of Economical and Financial Analysis of Projects, Marketing Management and Finance for Management and Development at FGV, Courses of Introduction to Consulting and Basic Marketing at Estácio de Sá, Courses of Financial Analysis for Credit, Balance Sheet Analysis, Profitability Analysis, Foreign Trade Basics, Sale Strategy Development, Strategic Management Fundamentals, Future Manager, Financial Mathematics and Negotiation at Banco do Brasil, Professional Background: Accounts Manager of the Corporate Division of Banco do Brasil, Strategic Companies Follow-up Manager at PREVI (current position).

Senior Management

     Our senior management consists of a Chief Executive Officer, a Technical Executive Officer, a Chief Financial Officer and a Human Resources Executive Officer, each elected by the board of directors for a term of three years. The board of directors is also responsible for attributing to one officer the responsibility of investor relations, which may be exercised in conjunction with executive functions. An executive officer may be removed from office at any time by our board of directors.

     The following sets forth information with respect to our executive officers as of March 31, 2006.

Date
Name (Age)	Position	elected/appointed

Ricardo Knoepfelmacher	Chief Executive Officer	September 30, 2005
Charles Laganá Putz	Financial Executive Officer / Investor	September 30, 2005
Relations Officer
Francisco Aurélio Sampaio Santiago	Network Executive Officer	September 30, 2005
Luiz Francisco Tenório Perrone	Human Resources Executive Officer	September 30, 2005

     Ricardo Knoepfelmacher, 40 years old, took over the presidency of the Company in August 2005. An economist, he is a graduate of the University of Brasilia and has a MIM from Thunderbird, Arizona (US). In 1995, after working as a consultant at McKinsey & Company, he was one of the founding partners of MGDK & Associated, a company focused on corporate restructuring. As a main executive officer, Board member or consultant, he has participated in 14 financial and operational restructuring projects. In 2000, after serving as the main executive in charge of the restructuring and sale project of Pegasus Telecom, he founded Angra Partners, a corporate and funds management company, that began its activities assisting foreign private equity funds to restructure their operations in Brazil, where he worked until August 2005.

     Charles Laganá Putz, 46 years old, joined Brasil Telecom in August 2005 as Finance, Administration and Investor Relations Officer. He graduated from EAESP-FGV with a degree in Business Administration, and pursued graduate studies in Accounting, Finance and Control at the same institution. He received his MBA degree from IMD (Switzerland), and has studied business at various institutions, including Wharton and Harvard. Mr. Putz has been a professor at EAESP-FGV for 15 years, and has wide-ranging experience in management. From 1995 to 1996, he was President of Crown Cork Tampas Plásticas and Petropar Embalagens, and was the Chief Executive Officer of Agaprint and Bacraft from 1997 to 1999. From 1999 to 2004, he was Executive Finance Director of the Microlite Group, Director of Corporate Control and M&A of the Telefônica Group and Director of Administration and Finance of Telefônica Empresas.

     Franciso Aurélio Sampaio Santiago, 51 years old, has been the Technical Executive Officer at Brasil Telecom Participações S.A. since August 2003. He has also been the Network Executive officer at Brasil Telecom S.A. since 1980. In addition, he holds the position of Vice President of Operations at both companies. From December 2000 to September 2002, he occupied the post of Director of Targets Fulfillment and Network Director, and has been responsible for the Area of Operations since June 2001. He also occupied the post of Regional Network Director in the Mid-West and Southern Regions. He has been in this sector for 25 years, having been among other roles, the Director of Engineering, Human Resources and the Cellular Department of Telebrasília from 1997 to 1998. He has a degree in Electrical Engineering from the University of Brasilia (UnB), with a postgraduate in Telecommunications from École Nationale Supérieure des Télécommunications (ENST), in Paris, and in Teleinformática from UnB.

     Luiz Franciso Tenório Perrone, 64 years old, joined the group in August 2005, as Vice-President of Human Resources and Regulations of Brasil Telecom S.A. He is a graduate of Aeronautical Technological Institute (ITA), with a degree in Electronic Engineering, and has also studied in France, Holland and the US. He began his professional career at Telefunken do Brasil and Rhode Und Schwarz (Munich, Germany) in 1964. From 1967 to 1968, he worked for the National Communications Department, and from 1968 to 1997, he also worked at Embratel, where he held the post of Director of Services and Substitute President. He has occupied directorship posts at Intelsat, in Washington (US). He was Vice-president of Anatel from 1997 to 2001 and CEO of Hispamar Satélites S.A. from 2002 to 2005. He has represented Brazil as a Delegate and Delegation Head at various international conferences of Intelsat, Inmarsat, United Nations, Unión Internacional de Telecomunicaciones (UIT), Citel and other bodies linked to telecommunications.

Compensation

     For the year ended December 31, 2005, the aggregate amount of total compensation that we paid to all of our directors and executive officers was approximately R$8.0 million. This value excludes the amount of bonuses paid to our executive officers, see “-Performance Bonus Plan.”

     For the year ended December 31, 2005, the aggregate amount for pension, retirement or similar benefits for our directors and executive officers was approximately R$176.0 thousand. We have not entered into any employment or service agreement with any of our directors or executive officers. As a result, the only benefits accruing to any of our directors or executive officers upon their termination are medical benefits and those provided under applicable Brazilian laws.

Stock Option Plan

     At our Extraordinary General Shareholders Meeting held on April 28, 2000, our shareholders approved a general plan to grant stock purchase options to our officers and our employees and the employees of our subsidiaries (the "Plan"). The Plan authorizes a maximum limit of 10.0% of the shares of each class of company stock. Shares received from the exercise of options guarantee the beneficiaries the same rights granted to our other shareholders. The general terms of the Plan were submitted to our board of directors and the administration of the Plan was entrusted to a management committee appointed by the board of directors, which decided to grant only preferred stock options.

     The Plan is divided into two separate programs:

     Program (A)

     This program is granted as an extension of the performance of our objectives established by our board of directors for a five-year period. At December 31, 2005, no stock had been granted.

     Program (B)

     The strike price of options granted under Program B are established by the management committee using as a reference the arithmetic average of the market price of the shares for the last 20 trading sessions prior to the date of the option grant. The price will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

     The first grant of stock options under Program B occurred on December 17, 2002, with the issuance of 622,364 options. The second grant of options occurred on December 19, 2003, with the issuance of 308,033 options. During 2003, 22,928 of the options granted on December 17, 2002 lapsed. The third grant of options occurred on December 21, 2004, with an issuance of 507,650 options. No options lapsed during 2005. No options were granted under Program B during 2005.

     Options granted under Program B vest in the following manner: (a) 33.0% on the 24th month after the date the option was granted; (b) 33.0% in the 36th month after the date the option was granted; and (c) 34.0% in the 48th month after the date the option was granted. The periods of acquisition can be anticipated in view of the occurrence of events or special conditions set forth in the option contract. Options that are not exercised after seven years from the date of execution of the option agreements will expire without compensation.

Board Practices

     We are administered by a board of directors (Conselho de Administração) and our senior management (Diretoria), and overseen by a fiscal council (Conselho Fiscal).

Board of Directors

     The board of directors, whose functions resemble those of a U.S. board of directors, must be comprised of at least three individual shareholders resident in Brazil or non-resident, provided that the latter is represented in Brazil by an attorney-in fact. Under Brazilian law, the duties of the board of directors include directing the company's business; electing, removing, and establishing the duties and responsibilities of the company's executive officers; inspecting the activities of the executive officers and the company records and documents, including those with third parties; calling general shareholders meetings as deemed appropriate or required; commenting on reports of the officers and their accountants; providing prior commentary on company acts or contracts, as provided for in the by-laws; approving share issues or dividends; deciding on the disposal of assets, encumbrances, guarantees and obligations assumed on behalf of third parties, unless the by-laws provide otherwise, and selecting and dismissing our independent auditors. Financial statements, including annual balance sheet, accumulated profit and loss statement, income statement and source and application of funds statement must be prepared under the direction of the board of directors, and audited and approved by shareholders. We do not have a separate audit or remuneration committee.

     In addition to the duties prescribed by Brazilian law, our by-laws provide that our board of directors is also responsible for, among others:

     (i) approving our annual budget, including the objectives and business strategy for the period of that budget;

     (ii) authorizing the repurchase of our issued shares whether for the purpose of cancellation or otherwise;

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

     (xiii) electing and dismissing, at the discretion of the board, our senior management, including the Chief Executive Officer, and assigning duties to them, in accordance with the provisions of the by-laws; and

     (xiv) dividing the global remuneration amount, set by the annual general shareholders meeting, between our Directors and Executive Officers and assigning their individual remuneration.

     Currently, our board of directors consists of seven directors; six of which are elected by holders of our Common Shares and one of which is elected by holders of our Preferred Shares. Our directors are replaced during any absence, impediment or vacancy, by their respective alternate. In the case of a vacancy in the position of an effective director, the remaining directors will appoint among them an alternate, who will take on the role until the time of the first meeting. Anyone who occupies positions in companies with which we compete, in particular, on advisory committees, board of directors or fiscal councils; or anyone who has interests which conflict with ours may not be elected to the board of directors.

     The board of directors generally meets once every two months and holds special meetings whenever called by the Chairman or by two members of the board of directors. Voting takes place by majority of those present.

     In order to comply with the rules established for companies qualified under the Level 1 of BOVESPA Special Corporate Governance, when a director or executive officer is elected, his investiture is conditioned upon the execution and delivery of a statement of consent (Termo de Anuência dos Administradores), by means of which he personally undertakes to comply with the Differentiated Corporate Governance Practice Rules established by BOVESPA for Level 1 companies. Our directors and executive officers must also report to BOVESPA the volume and characteristics of any securities directly or indirectly held by them, including derivatives. See “-Share Ownership” below.

Fiscal Council

     Brazilian Corporation Law requires us to provide in our by-laws for the existence of a board of auditors which we refer to as our fiscal council, but does not require us to have one on a permanent basis. We have adopted by-laws which require us to have a permanent fiscal council that consists of at least three and not more than five members and an equal number of alternates. Currently our fiscal council is composed of three members, two of which are elected by holders of our common shares and one which is elected by holders of our preferred shares. The members of our fiscal council are elected at the annual general shareholders meeting and are not part of our board of directors. The fiscal council operates independently from our senior management and from our external auditors and, under Brazilian law, has the following legal authorities:

     (i) to supervise the acts of our senior management and ensure that they comply with their legal and statutory duties;

     (ii) to give an opinion on the annual report of the management, including the supplementary information deemed necessary or useful for deliberation at a general meeting;

     (iii) to give an opinion on any proposals of the senior management and the board of directors to be submitted to a general meeting relating to an alteration in the capital, the issue of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, merger, consolidation or division;

     (iv) to report any error, fraud or criminal acts it may discover to the senior management and the board of directors, and, if those bodies fail to take the necessary steps to protect the interests of our shareholders, to a general meeting of shareholders with a suggestion on the appropriate course of action;

     (v) to call the annual general meeting should the senior management and board of directors delay doing so for more than one month, and an extraordinary general meeting whenever serious or urgent matters occur, including in the agenda of the meeting such matters as it may deem necessary;

     (vi) to examine, at least every three months, the trial balance sheet and other financial statements that we periodically prepare;

     (vii) to examine the accounts and financial statements for the fiscal year and to provide an opinion on them;

     (viii) to exercise such responsibilities during a liquidation, taking into account the special provisions which regulate liquidations.

     In order to comply with the rules established for companies qualified under Level 1 of BOVESPA Special Corporate Governance, when one of the members of our fiscal council is elected, his investiture is conditioned upon the execution and delivery of a statement of consent (Termo de Anuência dos Membros do Conselho Fiscal), by means of which he personally undertakes to comply with the differentiated corporate governance practice rules established by BOVESPA for Level 1 companies. Our fiscal council members must also report to BOVESPA the volume and characteristics of our securities directly or indirectly held by them, including derivatives. See “-- Share Ownership” below.

     Our fiscal council also serves the function of an audit committee for purposes of SEC and New York Stock Exchange, or NYSE, rules and regulations.

     The following are the current members of our fiscal council: For the year ended December 31, 2005, the aggregate amount of total compensation that we paid to all of the members of our fiscal council was approximately R$408.0 thousand.

Name (Age)	Date Elected

José Arthur Escodro	April, 28, 2006
Fábio Takyi Sekiguchi	April, 28, 2006
Rosalia Maria Tereza Sergi Agati Camello	April, 28, 2006

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.brasiltelecom.com.br/ir/. The information found at this website is not incorporated by reference into this document.

Employees

     In 2005, we increased the number of our employees by approximately 2.8%, from 6,686 employees at December 31, 2004, to 6,872 employees at December 31, 2005. At the end of the year ended on December 31, 2005, our wireless operation had 1,069 employees in the commercial, business development and sales planning departments, compared to 881 on December 31, 2004.

     Approximately 33.8% of our employees work in the area of operations, 38.2% of our employees work in the area of marketing and other commercial activities, 7.1% of our employees work in the area of information technology, and 19.5% of our employees work in the administrative area.

     Approximately 26.0% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers). The base date of the category is December, time in which the salary losses for the period are negotiated, with basis on the accrued INPC index from December to November of the immediately preceding year. The economic clauses are negotiated annually, while the social clauses are negotiated every two years.

The following table sets forth the breakdown of our employees by geographic region:

	2003	2004	2005

	(%)	(%)	(%)
Offices
Distrito Federal	36.0	36.7	37.8
Rio Grande do Sul	14.2	13.2	12.8
Paraná	19.0	16.1	16.2
Santa Catarina	9.9	9.5	9.7
Goiás/Tocantins	7.1	7.7	7.4
Mato Grosso do Sul	3.9	4.2	4.0
Mato Grosso	4.1	4.1	4.0
Rondônia	2.2	2.2	2.4
Acre	0.5	0.7	0.7
São Paulo (1) (2)	0.6	3.5	3.4
Rio de Janeiro (1)	2.1	1.8	1.4
U.S., Venezuela and Bermudas Islands (1)	0.4	0.3	0.2

Total	100.0	100.0	100.0

(1) In 2003, there were employees in three new locations, due mainly to the operation of the São Paulo and Rio de Janeiro offices, acquisition of iBest and Grupo BrT Cabos Submarinos.

(2) The increase in headcount in 2004 reflects our acquisitions of Brasil Telecom Comunicação Multimidia, Vant, and iG.

Performance Bonus Plan

Not Applicable

Share Ownership

     According to the Brazilian Corporation Law, all members of the board of directors of a Brazilian publicly held company must also be shareholders of that company. As a result, all members of our board of directors own at least one of our shares. The following table sets forth certain information as of March 31, 2006, regarding the beneficial ownership by our directors, executive officers and members of our Fiscal Council. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of March 31, 2006.

	Amount and nature of beneficial ownership, as of March 31, 2006

					Options for
					preferred
	Common	Options		Preferred	shares
	shares	exercisable	Percent of	shares	exercisable	Percent of
	beneficially	within	common	beneficially	within 60	preferred
	owned	60 days of	shares	owned	days of	shares
	excluding	March 31,	beneficially	excluding	March 31,	beneficially
	options	2006	owned(1)	options	2006	owned

Sergio Spinelli Silva Junior	9,635		0.00	25,096		0.00
Pedro Paulo Elejalde de Campos	1		0.00	0		0.00
Elemér André Surányi	1		0.00	0		0.00
Lênin Florentino de Faria	17,750			1,832		0.00
Kevin Michael Altit	1		0.00	0		0.00
Ricardo Ferraz Torres	1		0.00	0		0.00
Ricardo Knoepfelmacher	1		0.00	0		0.00
Charles Laganá Putz	0			0		0.00
Francisco Aurélio Sampaio Santiago	460		0.00	2,025,989		0.00
Luiz Francisco Tenório Perrone	0		0.00	0		0.00
José Arthur Escodro	5,646		0.00	5,644		0.00
Fábio Takyi Sekiguchi	0		0.00	0		0.00
Rosalia Maria Tereza Sergi Agati Camello	0		0.00	0		0.00

All directors and executive officers as a group (10
persons)	27,850		0.00	2,052,917		0.00
All directors, executive officers and Fiscal Council
members as a group (13 persons)	33,496		0.00	2,058,561		0.00

     (1) None of our directors, members of our fiscal council or senior managers own beneficially as much as 1% of any class of our capital stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     References to "Preferred Shares” and "Common Shares" in this Annual Report are to our preferred shares and common shares, respectively. References to "American Depositary Shares" or "ADSs" are references to American Depositary Shares each representing 5,000 Preferred Shares, and references to "American Depositary Receipts" or "ADRs" are references to the American Depositary Receipts, the certificates that evidence the ADSs.

     Our capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2005, there were 229,937,525,684 Preferred Shares outstanding and 132,550,888,203 Common Shares outstanding. Of the two classes of our capital stock outstanding, only our Common Shares have full voting rights. Our Preferred Shares have voting rights under the following limited circumstances:

  in any decision taken at a General Shareholders' Meeting related to any management service agreement, including any technical assistance agreement, to be entered into by us with any foreign entity affiliated with Techold, TII or Timepart; and

  in any decision taken at a General Shareholders' Meeting, related to any matter, but only if we shall have failed to pay preferred dividends for three or more consecutive years.

     The following table sets forth information as of December 31, 2005, concerning the ownership of our Preferred Shares and Common Shares (i) by Solpart and, (ii) by our directors and senior management as a group. We are not aware of any other shareholder of record owning more than 5.0% of our Common Shares.

		% of
	Number of	Outstanding	Number of	% of
	Preferred Shares	Preferred	Common Shares	Outstanding
Name of Owner	Owned	Shares	Owned	Common Shares

Solpart Participações S.A. and certain
indirect shareholders	14,819,477,451	6.45	81,685,656,240	60.95
All directors and executives officers
as a group	2,066,115	0.00	41,057	0.00

     At December 31, 2005, our Preferred Shares were held by approximately 1,485,912 registered holders, of whom 1,485,753 registered holders were located in Brazil. At December 31, 2005, our Common Shares were held by 1,744,887 registered holders, of whom 1,744,745 registered holders were located in Brazil.

     At December 31, 2005, Solpart owned approximately 51.0% of our common stock. Accordingly, Solpart has the ability to control the election of our board of directors and, indirectly, the board of directors of Brasil Telecom S.A. At December 31, 2005, to the best of our knowledge, Techold, TII and Timepart owned approximately 61.98%, 38.00% and 0.02%, respectively, of the voting capital and capital stock of Solpart (see below “–Recent Disclosures by our Shareholders”).

The following is a brief description of our controlling shareholders:

  We are ultimately indirectly controlled by Zain.
  CVC LP, Investidores Institucionais FIA, PRIV FIA and Opportunity Fund hold 42.10%, 45.45%, 2.39% and 9.75%, respectively, of the voting capital of Zain, which in turn is the controlling shareholder of Invitel S.A. There is currently litigation pending regarding voting rights to the interests of Investidores Institucionais FIA in Zain
  Invitel S.A. is the holding company of Techold which together with Timepart holds 61.98% and 0.02% respectively of the capital stock of Solpart.
  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.
  Telecom Holding S.A. is, to the best of our knowledge, controlled by Woog Family LP. On January 5, 2005 an application was made to Anatel requesting approval for the transfer of all the shares of Telecom Holding S.A. owned by Woog Family LP to Invitel Investments S.A. and Teleunion S.A. As of March 31, 2006, Anatel has not yet given its approval.
  Privitel Investimentos S.A. is owned by Eduardo Cintra Santos, who served on our board of directors under Opportunity management.
  Teleunion S.A. is owned by the estate of Luiz Raymundo Tourinho Dantas.
  Solpart is our controlling shareholder.

For a description of Solpart's Shareholders Agreement, see "—Major Shareholders—Shareholders' agreement."

     The following chart sets forth our controlling shareholders as of May 31, 2005:

Voting Control of the Company

     There is no shareholders' agreement at the Brasil Telecom level, but the following shareholders’ have agreements disclosed herein in accordance with the requirements of the Brazilian Corporation Law: Acordo de Acionistas de Zain Participações S.A. (“Zain Participações S.A. Shareholders’ Agreement”), Acordo de Acionistas de Invitel S.A. (“Invitel S.A. Shareholders’ Agreement”), Acordo de Acionistas de Solpart Participações S.A. (“Solpart Shareholders’ Agreement”) and Acordo de Voto de Brasil Telecom Participações S.A. (“Brasil Telecom Participações S.A. Voting Agreement”). Solpart, the entity that controls us, has a shareholders' agreement, the Solpart Agreement. On July 19, 1998, Timepart, Techold, TII, and others, entered into an Amended and Restated Shareholders Agreement, to set forth their respective rights and obligations with respect to their interest in Solpart and in its then controlled companies. The Amended and Restated Shareholders’ Agreement provides, among other things, for the following:

  the rules for the nomination of directors and executive officers;
  a right of first offer, rights of first refusal and tag-along rights for TII; and
  rights of first refusal for Techold with respect to the sale of TII's shares in Solpart.

Under the Solpart Shareholders’ Agreement, upon the fulfillment of certain conditions, Techold and TII may be entitled to nominate and elect members of our Board of Directors and of our senior management. In addition, under the Solpart Shareholders’ Agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;
  sale of any of our material assets;
  issuance by our company of additional securities;

  increase or reduction of our capital;
  incurrence by our company of additional indebtedness; and
  merger of our company with another company,

require (i) the prior approval of an absolute majority of the voting capital of Solpart and (ii) the affirmative vote of TII in the matters defined therein as Supermajority Matters. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business— Certain indirect beneficial owners control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders" and "— Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations."

     In April 28, 2005, the parties entered into a 2nd Amendment to the Solpart Shareholders’ Agreement. However, as a result of various lawsuits; preliminary injunctions have been issued enjoining enforcement of this agreement.

     On September 16, 2003, Solpart, Opportunity Logica II FIA, OPP I FIA, Opportunity I FIA, Opportunity Fund and CVC/Opportunity Equity Partners LP entered into a shareholders agreement called "Acordo de Voto da Brasil Telecom Participações S.A" (hereinafter referred to as the "Voting Agreement"). The Voting Agreement establishes that the above-mentioned shareholders shall vote as a block, in order to reinforce the exercise of the control of our company by our current controlling shareholders.

     On October 30, 1998, Opportunity Zain S.A., Opportunity Fund, CVC/Opportunity Equity Partners FIA, now named Investidores Institucionais Fundo de Investimentos em Ações ("Investidores Institucionais FIA"), PRIV FIA, Tele FIA, Fundação Petrobras de Seguridade Social, Fundação Sistel de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Embratel de Seguridade Social entered into the Shareholders' Agreement of Invitel (hereinafter referred to as the "Invitel Shareholders' Agreement"). The Invitel Shareholders' Agreement provides for rules regarding (i) the appointment of officers and directors at the levels of Invitel, Techold, Solpart and Brasil Telecom Participações; (ii) the exercise of voting rights by the parties and the board members appointed by Invitel; and (iii) rights of first refusal on the transfer of shares issued by Invitel.

     At the date of the filing of this annual report, control over Solpart and the right of our board of directors to take certain actions without a shareholders’ meeting is the subject of a number of judicial and arbitration proceedings.

Recent Disclosures by Our Shareholders

     We have been informed that Opportunity Prime Investment Services Ltd has agreed to sell, directly or indirectly, 9,857,000,000 (nine billion, eight hundred and fifty-seven million) nominative common shares issued by our company to Telecom Italia S.p.A. over a period of 24 (twenty four) months beginning April 28, 2005. The aforementioned transaction is subject to a number of conditions before its completion and these arrangements are as of the date of this annual report being contested in both judicial and arbitration proceedings.

     On April 29, 2005 we published the following material fact:

     “Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart”) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart, a company that controls us directly, and, indirectly, our subsidiaries Brasil Telecom S.A. and BrT Celular (“BTC”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

     The aforementioned notice informed that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the by-laws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

     Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.”

     The following disclosure was recently made by certain of our indirect shareholders (the inclusion of this disclosure is for information purposes and under no circumstance should be viewed as reflecting our judgment or opinion that these agreements are proper or improper):

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

  In March 2005, IEII and the CVC LP, represented by its current manager, Citigroup Venture Capital International Brazil LLC, entered into certain agreements with Investidores Institucionais FIA and Previ, Funcef and Petros, including the Shareholders Agreement of Opportunity Zain S.A. (“Zain” or the “Company”), as announced in the material fact published on 03.11.05 (collectively, the “Agreements”).
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

     On May 2, 2006, TIMINT and TIMB announced their decision to terminate the Merger Agreement. In the same letter, TIMINT and TIMB reserved their alleged rights under sections 10.3 and 11.1 of the Merger Agreement. The arbitration that we brought against the Merger Agreement continues.

Related Party Transactions

     None of the members of our board of directors or senior management, or any close member of their respective families, has or has had, since the period beginning January 1, 2002, any direct interest in any transaction effected with us which is or was unusual in its nature or conditions, or significant to our business.

     As of December 31, 2005, no outstanding loans or guarantees have been made to the members of our board of directors, senior management, or any close member of their respective families.

     See also “Legal Proceedings – Disputes with and among entities that hold stakes in our Company.”

     Related-party transactions refer to existing operations carried out by our company with our subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., as well as transactions with Solpart, our parent company. Operations between us and related parties are carried out under normal prices and market conditions.

     The main transactions carried out are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity

     In 2005, Brasil Telecom S.A. credited interest on shareholders’ equity to our company in the amount of R$421,001 (as compared to R$294,395 in 2004). The balance of such asset, net of withholding tax, is R$220,708 (as compared to R$250,236 as of December 31, 2004).

Loans with Subsidiary

     The outstanding balance derives from the spin-off of Telebrás and it is indexed to exchange variation, to which 1.75% interest p.a. is accrued, amounting to R$58,798 (as compared to R$74,523 on December 31, 2004). The financial loss recognized against results in 2005 was R$7,258, attributed to a decrease in the value of the US dollar (as compared to R$4,820 financial loss in 2004).

Debentures:

     On January 27, 2001, Brasil Telecom S.A. issued 1,300 private debentures, at the unit price of R$1,000, non-convertible or exchangeable for any type of share, in an aggregate amount of R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by our company. The nominal value of these debentures will be paid in one installment on July 27, 2006, equal to 40% of amount issued. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$560,459 (as compared to R$972,006 on December 31, 2004), and the yield recognized in the income statement for the year of 2005 represented R$134,923 (as compared to R$175,956 in 2004).

Sureties and Guarantees:

     We render sureties as guarantee of loans and financing owed by Brasil Telecom S.A. to its lending financial institutions. In 2005, referring to the guarantee benefit, we earned income at the amount of R$2,483 (as compared to R$3,964 in 2004). We rendered surety for Brasil Telecom S.A. related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2005, which amounted to R$217,142. In 2005, in return to such surety, we received quarterly remuneration of R$65, representing an annual revenue of R$260 (as compared to R$279 in 2004).

Amounts Payable and Expenses:

     Resulting from transactions related to the sharing of funds, the balance payable is R$54 (as compared to R$184 receivable on December 31, 2004) and the amounts recorded against results in 2005 are represented by operating expenses of R$4,291 (as compared to R$2,933 in 2004).

Transactions with Solpart Telecom Participações S.A.

Dividends and Interest on Shareholder’s Equity

     Out of the dividends/interest on shareholders’ equity provisioned in 2005, Brasil Telecom S.A. allocated to our company R$109,622 (as compared to R$55,571 in 2004). The balance of the liability of such allocation, net of withholding tax, is R$56,486 (as compared to R$48,472 on December 31, 2004).

Transactions of Brasil Telecom S.A. with its Subsidiaries

     As follows, the major operations among our subsidiary Brasil Telecom S.A. and its related parties outlined in the note 1, carried out at usual prices and conditions of the market:

BrT Serviços de Internet S.A.

Amounts Receivable and Payable, Revenues and Expenses:

     Resulting from transactions related to the utilization of facilities, logistic support and telecommunications services, the balance receivable is R$23,126 (as compared to R$3,757 receivable, on December 31, 2004). The amounts recorded in income for 2005 represented R$66,027 of operating revenues (as compared to R$55,008 in 2004) and R$172,611 of operating expenses (as compared to R$152,680 in 2004).

14 Brasil Telecom Celular S.A.

Revenues, Expenses and Amounts Receivable:

     Resulting from transactions related to the utilization of facilities, logistic support and telecommunications services, the balance receivable is R$1,680 (as compared to R$5,858 receivable on December 31, 2004). The amounts recorded in income for 2005 represented R$174,375 of operating revenues (as compared to R$15,250 in 2004) and R$238,026 of operating expenses (as compared to R$14,148 in 2004).

Vant Telecomunicações S.A.

Amounts Payable, Revenues and Expenses:

     Resulting from transactions related to telecommunications services, the balance payable is R$320 (as compared to R$1,208 payable on December 31, 2004) and the amounts recorded in income represented R$1,910 of operating revenues (as compared to R$1,154 in 2004) and R$1,858 of operating expenses (as compared to R$2,157 in 2004).

BrT SCS Bermuda

Revenues and Amounts Receivable:

     Resulting from transactions related to telecommunications services, the balance receivable is R$201. The amounts recorded in income for 2005 represented R$201 of operating revenues.

Loans:

     On December 31, 2004, we signed a loan agreement with BrT SCS Bermuda, granted in U.S. dollars, incurring a 3% interest rate p.a., settled in January 2005. The balance of such asset on December 31, 2004 was

$88,619. The financial revenue until the settlement date of loan was R$961 (the financial expense in 2004, resulting from a decrease in the value of the US dollar, was R$2,313).

Freelance S.A.

Amounts Receivable and Revenues:

     Resulting from transactions related to the rendering of telecommunications services, the balance receivable is R$769 (as compared to R$54 receivable on December 31, 2004) and revenue recognized against results was R$776 (as compared to R$233 in 2004).

IG Brasil

Amounts Receivable and Revenues:

     Resulting from transactions related to the rendering of telecommunications services, the balance receivable is R$733 (as compared to R$1,720 receivable on December 31, 2004) and revenue recognized against results was R$10,672 (as compared to R$860 in 2004) and operating expenses R$71.

BrT Multimídia

Revenues, Expenses and Amounts Payable:

     Resulting from transactions related to telecommunications services, the balance payable is R$10,772 (as compared to R$15,918 payable on December 31, 2004). The amounts recorded in income for 2005 represented R$169 of operating revenues (as compared to R$15 in 2004) and R$66,711 of operating expenses (as compared to R$47,130 in 2004).

Other Related Parties Transactions

     Given the existence of common partners in our chain of control and that of the companies mentioned below, operations among them may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions.”

Telemig Celular

     Our subsidiary, Brasil Telecom S.A., and Telemig Celular maintain agreements related to the operation of telecommunications services, comprised of CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amounts receivable, resulting from such contracts and agreements is R$4,228 (as compared to R$13,121 in 2004). The amounts recorded in 2005 are represented by operating revenues of R$151 (as compared to R$276 in 2004) and operating expenses of R$32,979 (as compared to R$27,102 in 2004).

Amazônia Celular

     Our subsidiary, Brasil Telecom S.A., and Amazônia Celular maintain an agreement related to the operation of telecommunications services, comprised of CSP 14 – Operator Selection Code and co-billing agreements. The amount receivable, stemming from such contracts and agreements is R$258 (as compared to R$2,748 in 2004). The amounts recorded in 2005 results are represented by operating expenses of R$6,101 (as compared to R$9,236 in 2004).

TIM Celular

     Our subsidiary, Brasil Telecom S.A., and TIM cell phone companies maintain agreements related to the operation of telecommunications services, comprised of lease of means and co-billing agreements, as well as relationships derived from CSP. The amount payable, resulting from such transactions is R$38,296. The amounts recorded in 2005 results are represented by operating revenues of R$152,611 and operating expenses of R$516,048.

Telecom Capital Fund

     Based on the set of information available to the management in December 2005, it was concluded that in 2003, Brasil Telecom S.A. invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications”. As single provider of the fund, Brasil Telecom transferred eighty-four million US dollars (US$ 84,000,000.00) to make feasible an investment in MetroRED promissory notes (US$ 41,000,000.00), consequently used to convert them into shares, and Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of Libor rate remuneration accrued of 1.5% p.a., with an option to the debtor, HIGHLAKE, of payment or settlement by conversion of debt into shares.

     With such investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of holdings Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     Concerning HIGHLAKE, we have learned that Opportunity Fund has a 95% interest in HIGHLAKE.

     In view of the interest of Opportunity Fund in our control chain, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions.”

     In March 2005, HIGHLAKE settled the promissory note under TCF’s possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

     On April 25, 2005, the balance of the fund quotas was redeemed, in the amount of R$137,976. In 2005, until the redemption date, Brasil Telecom S.A. recorded a financial loss of R$640, resulting from a decrease in the value of the US dollar during the respective period. In 2004, for the same reasons, a financial loss of R$15,174 was recorded.

Supportcomm S.A.

     Our subsidiary, Brasil Telecom S.A., between 2001 and 2005, entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) to supply materials, platforms and technology services, at the total amount of R$59,585, of which R$45,176 was already paid.

     By analyzing the ownership structure of SUPPORTCOMM, we identified a 30% interest of Megapart Participações, a company, which has Opportunity Fund as a partner, with an interest of approximately 100%.

     In view of Opportunity Fund’s interest in our chain of control, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions.”

Acquisition of IG Cayman’s Equity Interests

  On July 26, 2005, our indirect subsidiary BrT SCS Bermuda acquired 3,750,500 class A common shares and 6,249,848 class B common shares issued by IG Cayman. Such equity interests were acquired from the shareholders Opportunity Fund, Vicência Participações Ltda. and Global Investments and Consulting. Inc., companies with common partners in our chain of control. The acquisition amount, representing 25.6% of IG Cayman’s capital stock corresponded to R$68,647.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements."

Legal Proceedings

Breakup of Telebrás

     The legality of the breakup of Telebrás and privatization of Telebrás was challenged in numerous legal proceedings, and, although a majority of the claims have been dismissed, a number are still pending. We believe that the ultimate resolution of those proceedings will not have a material adverse effect on our business or financial condition.

     We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. We believe that such actions, if decided adversely to us, are not likely to have a material adverse effect on our business or financial condition.

     Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and is subject to certain other claims and contingencies. Under the terms of the breakup of Telebrás, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás remains with Telebrás, except for labor and tax claims (for which Telebrás and the 12 new holding companies into which it was broken-up are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us. Our management believes that the chances of any such claims materializing and having a material adverse financial effect on us are remote.

Antitrust Proceedings

     In 2004, Embratel and other companies filed administrative complaints before Anatel, the Secretariat of Economic Law of the Ministry of Justice and CADE charging us with carrying out cartel-like practices with Telemar and Telefônica in violation of the antitrust laws of Brazil. While we believe these antitrust complaints are baseless, an adverse decision by the Administrative Council of Economic Defense (CADE) could result in the imposition of a penalty against us that could be assessed between 10%-30% of our total annual revenue in year 2003, the period immediately before the complaint.

Labor-Related Legal Proceedings

     At December 31, 2005, contingent liabilities for labor-related legal proceedings for which the risk of loss was considered "probable" amounted to approximately R$564.1 million. At December 31, 2005, contingent liabilities for labor-related legal proceedings in which the risk of loss was considered "possible" amounted to approximately R$413.7 million. As of December 31, 2005, we were involved in approximately 17,853 labor-related legal proceedings, 7,894 of which were brought against CRT. The estimated total amount involved in these proceedings is approximately R$168 million.

     In 2005, there was an increase in labor-related contingent liabilities for which the risk of loss was considered "probable" in the amount of R$151.3 million. This increase was mainly due to (i) revaluation of the contingent risks in connection with the labor-related proceedings and (ii) monetary adjustments related to our reevaluation of our labor contingent liabilities. Our labor-related legal proceedings are based mainly on claims arising from our performance bonus plan, employee promotions, dangerous work conditions, overtime, subsidiary liability, productivity, recognition of employment relationship, reinstatement, and voluntary severance plans.

     As the successor of Telepar, we were the defendant in a civil public action brought by the Attorney General for Labor Matters of Curitiba (Ministério Público do Trabalho – Curitiba) based on our dismissal of a large number of employees aged 40 years or over (with an average of more than 20 years of seniority) under our restructuring program. During 2001, a preliminary judgment was issued on this matter ordering the reinstatement of the dismissed employees and dismissing all claims for indemnification. We appealed this judgment to the Tribunal Regional do Trabalho (“Regional Labor Court”) by means of a specific interlocutory appeal and the preliminary judicial order was overruled. The civil public action was dismissed and the Attorney General for Labor Matters of Curitiba filed an appeal with the Tribunal Regional do Trabalho ("Regional Labor Court"). The appeal court ordered the rehiring of the dismissed employees. Both parties filed a review appeal (as the Attorney General filed an appeal pleading the reintegration of the dismissed employees, instead of the rehiring) to the Tribunal Superior do Trabalho ("Superior Labor Court") and we are still awaiting a decision on this matter. In the event that we lose on appeal, we expect that the appeal court ruling ordering us to rehire the dismissed employees would be upheld. Since the rehiring of such employees, as opposed to their reinstatement, will have effect only as of the date they are rehired, we do not expect to be ordered to pay any compensation to such dismissed employees during the period from their dismissal until the date they are rehired.

     As successor of Telesc, we are the defendant in a labor claim filed by 1,478 employees in 1984, requesting the payment of salary differences due to our failure to comply with the "Company Internal Rules" that were in place at that time, which established different compensation criteria depending on an employee's seniority. In 1988, a judgment was rendered on this matter ordering the payment of such differences. Since the judgment was rendered, the parties have been discussing the values involved in the action. In order to settle the values involved, a specific appeal was filed with the Regional Labor Court, which ordered the exclusion of the employees who were hired after October 1976. The Regional Labor Court ruled that only 818 employees are entitled to assert a claim. The court's appointed expert found that our exposure was equal to R$144 million, and we challenged this calculation through a specific interlocutory appeal in the execution phase, which we filed on May, 2005. Subsequently, the parties agreed to settle the matter individually and, as of December 2004, we had settled with 615 employees for approximately R$53 million (including taxes and social security contributions to the National Social Security Institution). We estimate that we may still incur approximately R$24 million in liability as not all employees are interested in amicable settlements. This estimate considers the total amount to be paid if we fail to set forth new settlements with the employees and it includes the legal costs and social security contributions.

     In 1984, 1,480 employees filed a labor claim against us requesting the payment of differences under our profit sharing bonus plan in effect since 1970 and that was suppressed by the company in that year. The Labor Judge dismissed the labor claim in 1985. An appeal filed to the Regional Labor Court overruled that decision, ordering the payment of the profit sharing (the amount calculated by then is for historical purposes only and it is presently outdated). Telesc (predecessor of Brasil Telecom; currently our branch in the State of Santa Catarina) filed a review appeal to the Superior Labor Court and also to the Supremo Tribunal Federal ("Supreme Court"), but the Regional Labor Court’s decision was upheld. In 1990, we entered into a settlement agreement with the employees regarding the profit sharing. In 1995, Governmental Resolution N. 10 was issued, which establishes a new method to calculate the profit sharing plan. Such criteria was not favorable to the employees when compared with the settlement agreement and, as a result, Telesc did not pay the profit sharing as agreed to but instead began to pay as established in the Resolution. In 1997, the Labor Union (SINTTEL) and part of the employees requested the reopening of the labor claim to execute the differences of the profit sharing payments. The Labor Judge did not accept the request. However, the Regional Labor Court admitted the employees' request. In 1998, Telesc filed a review appeal, which was not accepted by the Superior Labor Court. In 2003, Telesc filed an extraordinary appeal to the Supreme Court, which was not accepted. Telesc filed an interlocutory appeal before the Supreme Court in April 2003, which was not accepted. The labor claim was returned to the lower Labor Judge for the executory phase. We estimated that we would incur a cost of approximately R$20.6 million, based on our evaluation that 703 employees are eligible for indemnification with respect to the years of 1996 through 1998. However, on January 2005, the lower Labor Judge confirmed the court's expert opinion that 1,098 employees are to be indemnified for a total amount of approximately R$64 million with respect to the years from 1996 to 2003 (including a penalty for not have been fulfilled the first agreement of R$12 million). On November 23, 2005 the labor court determined the inclusion in the calculation of amounts due until 2005 to the employees that still work for us. The amount of R$61,753,916.54 is provisioned for this contingency. We filed an appeal against such court decision and are currently in negotiations to settle the entire case.

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

     The administrative tax authorities in the Federal District and in the States of Santa Catarina, Tocantins, Acre and Rio Grande do Sul have assessed us on this issue regarding the period of five years preceding June 30, 1998. However, we obtained favorable judicial decisions confirming that ICMS cannot be applied retroactively to services rendered during the period prior to the Convênio 69/98 (June 30, 1998).

     Recently, the STJ decided in the Special Appeal 402.047 -MG and the Special Appeal 330.130 -DF that no ICMS should be levied on the cellular installation and activation services established in Convênio 69/98. With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the States of our region to avoid such collections. As of December 2004, we deposited in court approximately R$276.9 million in order to suspend the liability of said ICMS without the application of interest and fees. If the legality of Convênio 69/98 is confirmed by Superior Courts, the deposited amount will be converted into revenue to the state treasury department without new disbursements having to be made by us. However, if the Superior Courts should decide that the terms of Convênio 69/98 are illegal, the deposited amount may be returned to us.

Services Tax Application to Complementary Telecommunications Services

     Several municipal governments assessed us in order to collect the Services Tax ("ISS") on the complementary telecommunications services, such as call ID, alarm clock, answering machine and other similar services. These assessments constitute a relevant contingency for us. As of December 2005, the amount of this tax contingency that corresponds to a possible contingency is approximately R$339.9 million. This amount is not provisioned in our balance sheet.

State Value-Added Tax Credits

     Several States Treasury Department assessed us regarding our use of the ICMS tax credits, specially: (i) the recognition of ICMS in the acquisition of consumption material; and (ii) reversal of ICMS debits accounted when rendering communication services. We presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to us. According to the State tax authorities, the procedure adopted by us for registering the ICMS credits is not in accordance with the law. As of December 2005, the amount involved in the matter that corresponds to a possible contingency is approximately R$606.6 million. The cases in which management assesses the Company’s chance of success as remote have been provided for, and amounts to R$78.6 million as of December 31, 2005..

State Value-Added Tax Application to International Telecommunications Services

     Several States’ Treasury Departments assessed us regarding collection of the ICMS tax on international telephone calls. The tax authorities state that international telephone calls are services rendered in Brazil and are subject to ICMS tax since the request and the payment for the services are executed in Brazil. We presented administrative defenses against the assessments. As of December 2005, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$224.3 million. This amount is not provisioned in our balance sheet.

Social Security Contribution Application on Several Issues

     The National Welfare Agency filed administrative and judicial proceedings against us to collect the Social Welfare Contribution ("INSS"), which is levied on payments of salaries, commissions, vacations, overtime allowance made to our employees. We presented defenses against all these proceedings. As of December 2005, the amount involved in those proceedings that corresponds to a possible contingency is approximately R$562 million that is partially provisioned in our balance sheet. The cases in which management assesses the Company’s chance of success as remote have been provided for, and amounts to R$82 million as of December 31, 2005.

State Value-Added Tax Application to Sale of Pre-paid Telephone Cards

     The State Treasury Department of the States of Mato Grosso and Tocantins assessed us regarding collection of the ICMS on sales of pre-paid telephone cards used in public telephones. We presented administrative defenses against all these assessments. As of December 2005, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$29.3 million. This amount is not provisioned in our balance sheet.

Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunications services

     Several civil class actions were filed against us by a federal prosecutor and ANDEC ("Associação Nacional de Defesa dos Consumidores de Cartão de Crédito") in order to suspend the transfer of the cost of the PIS/COFINS to the users of the telecommunications services. As of December 2005, the amount involved in these judicial proceedings that corresponds to a possible contingency is approximately R$278.5 million. This amount is not included in the contingent liabilities shown on our balance sheet.

REFIS

     The REFIS (the "REFIS") is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes on an installment schedule (60 installments) with a 40% reduction of the applicable penalty fee. Such program is managed by the Federal Revenue Service and the National Welfare Agency ("INSS").

     On November 16, 2000, we filed a request to include in the REFIS program our debts related to the taxes managed by the INSS. As of December 2005, the REFIS account indicated an amount of R$110.9 million. However, this amount does not encompass the tax credits intended to be used by us to offset debts included in the REFIS. Therefore, whether the Federal Revenue Service definitely ratifies the offsetting of the tax credits against the debts requested by us, there will be no remaining amount to be paid concerning the REFIS account. In calculating the total amount included in the REFIS (allowed by law), we considered both (i) a 40% reduction of the penalty fee applied issued in the assessments and (ii) our own and third party’s net operating losses, to offset with the tax debts included in the REFIS.

PAES

     The PAES is a program created by the Federal government in order to provide the opportunity to taxpayers to pay their debts (related to taxes managed by the INSS) in 120 installments. We filed the request to pay the federal tax debts in installments in 2004. The amount was consolidated by the Brazilian Internal Revenue and the current balance of the debts is R$213.2 million. As of December 2005, there were 90 outstanding installments of R$2.4 million each. Notwithstanding the proposition of an administrative request questioning the part of the value (R$184.7 million) included in the PAES by the Brazilian Internal Revenue, all the installments have been paid regularly.

Civil Legal Proceedings

     At December 31, 2005, we had provisions for approximately R$273.3 million of contingent liabilities for civil lawsuits classified as "probable" risks, as compared to R$214.7 million at December 31, 2004. The increase in

"probable" contingent liabilities was primarily due to monetary adjustments, new law suits filed against us and revaluation of the risks of losses in such legal proceedings, offset by payments for settled claims amounting to R$88.7 million. At December 31, 2005, contingent liabilities for civil lawsuits classified as "possible" risks amounted to approximately R$1,751.4 million, as compared to R$1,006.3 million at December 31, 2004. The increase in "possible" contingent liabilities was primarily due to monetary adjustments, new law suits filed against us, and the revaluation of the risks of losses in such legal proceedings. The major part of the new law suits refer to consumers claims and claims for the distribution of shares for persons included in the programs established by the government in the past pursuant to which acquirers of fixed line telephone services had rights to shares of the telephone services providers.

     Most of the civil suits filed against us would not, if determined in a manner adverse to us, have a material adverse effect on our results of operations or financial condition. The most significant civil suits against us are the following:

CRT

     As a result of the merger of CRT into TBS, which was immediately followed by the merger of TBS into us on December 28, 2000, we replaced CRT and TBS in all litigation in which they were parties.

     We replaced CRT in various lawsuits related to the CRT privatization process. The majority of these lawsuits claim a declaration annulling. Lawsuits filed on 1998 and 1999 aimed at challenging the sale of the capital of the former CRT, illegality of the invitation to bid 04/98, miscalculation on the number of shares on sale, defects on the general meetings approving the shares sale, and errors on the shares value assessment. The preliminary motions in these lawsuits were dismissed, allowing the privatization process and consequent sale of the CRT to proceed and, subsequently, CRT was merged into us. Currently, we are awaiting a decision on the merits in only a few suits; in other lawsuits, the merits have already been considered and final decisions in favor of us have been issued. We classify the risk of loss of these lawsuits as remote.

     As CRT's successor, we are the defendant in various lawsuits brought by telephone subscribers in various districts of the State of Rio Grande do Sul, in which the plaintiffs claim the right to shares by virtue of financial participation agreements entered into with CRT pursuant to Ministry of Communications Order 1.361/76, or damages in an amount equivalent to the shares. The value of the shares was calculated based on their equity value, which is the result of CTR’s net worth divided into the number of issued and outstanding shares, taking into consideration the net worth of the financial statements preceding each subscription of shares. The plaintiffs allege that the shares that were subscribed for in their names were delivered without taking into consideration monetary correction of the amount they had paid to acquire the telephone lines. The Appeal Court of Rio Grande do Sul has taken the position that the procedure adopted by CRT in issuing shares under the community telephone programs pursuant to Ministry of Communications Order 1.361/76 was incorrect and that the 12-month subscription period in a period of high inflation was abusive. The Appeal Court did not, however, address the argument raised by the company, to the effect that the matters at issue are financial and corporate in nature, in which case the Consumer Defense Code would not apply and, as a consequence, a large number of the claims would be prescribed. We have not been ordered to subscribe or to issue shares in favour of the lawsuits plaintiffs, although we were found liable for indemnification of the claimants by paying in cash the judgment award. These lawsuits are at different stages: some are still at first instance, some are on appeal in the Appeal Court and some are at the second appellate instance in the SCJ. On December 31, 2005, the total amount of the contingent liabilities related to civil legal proceedings involving our branch located in the State of Rio Grande do Sul was R$1,837.0 million. Of such amount, R$135.5 million was related to the proceedings in which the risk of loss was considered “probable,” R$187.7 million was related to the proceedings in which the risk of loss was considered “remote”.

     As CRT’s successor, we are the defendant in a Civil Public Action brought by the Federal Attorney General (Ministério Público) for Rio Grande do Sul against CRT claiming indemnification of amounts paid by customers as a result of allegedly abusive commercial practices in connection with 0900/900 telephone services. An adverse judgment has been issued against us in this action. Although the court did not award any damages in this action, it enjoined us from offering 0900/900 telephone services and from disconnecting service to customers for the non-payment of any 0900/900 services incurred prior to the date of the judgment. Both parties filed appeals against the decision at first instance, and ours was partially successful, with the result that the amount of the daily fine for non-compliance with the judgment was reduced, while the appeal by the Attorney General was dismissed. Special and extraordinary appeals have been filed, and final decision on those appeals is still pending. Customers seeking to recover damages in this matter will have to bring their own separate actions. Our ultimate liability will depend on how many of our customers initiate and succeed in any such proceedings. Notwithstanding the adverse results of the Public Civil Action, it is impossible to assess our potential exposure in this regard.

     Splice do Brasil – Telecomunicações e Eletrodomésticos Ltda. has filed a lawsuit against us to collect amounts owed under equipment supply agreements. The court's decision was favorable to the plaintiff and the lawsuit is currently in the execution phase. We offered one of our telecommunications plants in the State of Paraná as security for execution of the judgment and at the same time filed a motion to stay execution, which was denied at first instance. We appealed and the decision denying our motion to stay execution was overturned. Our motion to stay execution is now proceeding, and in view of the divergence between our calculations of the amount owed and Splice do Brasil's, an accounting expert was appointed by the court to determine the amount under execution. The expert has already presented its appraisal report, which sets the amount of the claim at R$34.0 million, as of March 31, 2006. The ratification of the appraisal by the court is still pending. We have already reserved for this probable contingency on our balance sheet.

Community Telephone Program – CTP

     As Telems', Telegoias', and Telemat's successor, we are a defendant in various lawsuits dealing the implementation of the Community Telephone Program (CTP) in the State of Mato Grosso do Sul, Goiás, Tocantins, and Mato Grosso. The CTP was a type of financing for installing or extending telephone lines. In the greater part of the lawsuits, the claims are for shares in the telephone service operator, as well as damages and dividends, as a return on the investment that customers made for the installation of telephone lines under the CTP.

     Half of all the lawsuits brought in connection with the CTP are based on agreements with subscribers that provided for payment in shares of the former Telems, Telegoias and Telemat while the other half are based on agreements that do not provide for such payment. The risk of loss in the lawsuits filed against Telems is classified as possible and with respect to the lawsuits based on agreements that provide for payment in shares, an amount of approximately R$8 million has been registered as funds that may be capitalized in order to issue shares to plaintiffs if we are unsuccessful. The risk of loss in the lawsuits filed against Telegoiás and Telemat is classified as probable and an amount of R$17 million has been included in our reserve for contingent liabilities both for lawsuits based on agreements with subscribers that provided for payment in shares and for lawsuits based on agreements that do not provide for such payment.

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

     We argued that we are not a proper party to the lawsuits, and our argument was accepted by the Fourth Civil Panel of the Appeal Court of Mato Grosso do Sul under a Motion for Clarification in the course of an appeal. Thus, we believe that we have good chances of reversing unfavorable decisions in the higher courts, upon confirmation of Telebrás' obligation to assume payment of any unfavorable judgment, in our stead.

Telephone Catalogues

     The Federal Attorney General for Rio Grande do Sul brought action to 18 (eighteen) Public Civil Actions pleading the publication and delivery of the Compulsory Catalogue of residential Telephones for CTB users. Thirteen lawsuits out of these eighteen have had favorable temporary restraining orders to the Federal Attorney General, and six out of those thirteen lawsuits have had trial court judgments confirming the temporary restraining orders rendered and imposing fines against us. In view of these judgment awards, we have provisioned values in the amount of R$12.9 million in our balance sheets. The applicable appeals have been filed against that trial courts judgment and are still pending of appeals court decision.

Stores

     In addition, the Federal Attorney General for Rio Grande do Sul filed 52 Public Civil Actions pleading the reopening of Public Attending Stores at the State of Rio Grande do Sul. Of these lawsuits, 39 have had trial court judgments confirming the temporary restraining orders imposing fines against us. In view of these judgement awards, we have provisioned values in the amount of R$15.5 million in our balance sheet. The applicable appeals have been filed against those trial courts judgments and are still pending of appeals court decision.

Disputes with and among entities that hold stakes in our Company

     Under Opportunity-appointed management, we have instituted lawsuits to recover damages suffered as a result of actions taken by TII and the board members nominated by TII to our board of directors. As part of the negotiations relating to the Merger Agreement entered into on April 28, 2005, our former management agreed to terminate these lawsuits without compensation. At the date hereof, certain of our indirect shareholders have brought lawsuits with regard to this termination of claims and other agreements executed on April 28, 2005. We filed a complaint with the Brazilian Securities Commission charging prior management of managing our resources in businesses and operations with traces of controlling shareholder’s abuses, breaches of fiduciary duties, conflict of interests, violations of Brazilian Law and our By-Laws, in which are included the April 28, 2005 agreements.

     We also understand that there are legal proceedings pending relating to efforts by TII to resume a controlling position in our company. See “Item 3. Key Information—Risk Factors—Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders." Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

     On March 9, 2005, International Equity Investments, Inc. as the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed Citigroup Venture Capital International Brazil, LP) ("CVC LP"), which holds a direct stake in our company and a substantial indirect stake in Zain Participações S.A. (“Zain”), a company that indirectly owns a majority of the voting interests in Solpart, and therefore indirectly owns a majority of the voting shares of our company and Brasil Telecom S.A., publicly announced the ouster of CVC/Opportunity Equity Partners, Ltd ("CVC Ltd"), currently named Opportunity Equity Partners, Ltd., (“Opportunity Ltd.”) from the management of CVC LP. Opportunity Ltd. was replaced by a new company incorporated abroad, Citigroup Venture Capital International Brazil LLC ("CVC International Brazil").

     On March 17, 2005, the United States District Court – Southern District of New York granted a preliminary injunction (i) compelling CVC Ltd to register the change of the general partner of CVC LP from CVC Ltd to CVC International Brazil before the competent authorities of the Cayman Islands and (ii) enjoining CVC Ltd from taking any action that would impair the value of CVC LP or that would interfere with the authority and power of CVC International Brazil.

     On March 18, 2005, we were apprised that CVC Ltd filed a formal statement before the competent authorities of the Cayman Islands in which it registered the substitution.

     On April 12, 2005, Anatel issued a decision approving: (i) the replacement of Opportunity Ltd. by CVC International Brazil as the general partner of CVC LP; (ii) the replacement of CVC/Opportunity Equity Partners Administradora de Recursos Ltda. by Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of Investidores Institucionais FIA, an indirect shareholder of Brasil Telecom S.A.; and (iii) certain changes resulting from the Agreements entered into by CVC LP and Investidores Institucionais. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. After reviewing an appeal filed by our prior management related to Opportunity Ltd., Anatel upheld its April 12, 2005 decision.

     Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA, on October 6, 2003. Investidores Institucionais FIA's current administrator is Mellon Brascan Distribuidora de Títulos e Valores Mobiliários and its manager is Angra Partners Consultoria Empresarial e Participações Ltda. Consequently,

Fundação 14 de Previdência Privada, successor to Fundação Sistel de Seguridade Social, brought an ordinary action before the 5th Federal Court of Rio de Janeiro against several defendants, including CVM, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA's Unitholders Meeting held on October 6, 2003 were invalid, principally the resolution that ousted Banco Opportunity S.A. from administration of Investidores Institucionais FIA and, consequently, also ousted CVC/Opportunity Equity Partners Administradora de Recursos Ltda. as Investidores Institucionais FIA's manager. On July 12, 2005, Fundação 14 filed a motion to abandon this lawsuit. Opportunity is still fighting to come back to the management of Investidores Institucionais FIA.

     On July 27, 2005, at an Extraordinary General Shareholders’ Meeting, members of our Board of Directors who were linked to our company’s former manager were dismissed from the Board. At a Board meeting held on August 25, 2005, a new Senior Management was elected, with the Technical Director remaining in place.

     At an Extraordinary General Shareholders’ Meeting held on September 30, 2005, the members of the Board of Directors of Brasil Telecom S.A. were also dismissed, with new members being elected in their place. On the same date, at a meeting of the Board of Directors, it was decided to dismiss the Chairman then presiding, and to elect new members to the Senior Management, with the Network Officer being re-elected. These decisions were ratified by the Board of Directors of Brasil Telecom S.A. at a meeting held on October 5, 2005.

     The process of replacing the directors and officers of Brasil Telecom Participações S.A. and Brasil Telecom S.A. was litigious, as demonstrated by the several material facts released by the companies during 2005 and the various lawsuits filed by our former manager seeking to resume management of the companies, which are still ongoing.

Actions in Respect of Litigation Trust

     In September 2003, the prior management team established an Irrevocable Trust Agreement and Declaration ("Trust"), for the benefit of Brasil Telecom, and transferred to the Trust our rights described in some of the lawsuits mentioned herein and in others which may yet be filed regarding the same general matters. By means of the execution of the Trust, Mr. Roberto Mangabeira Unger (the Trustee), was given the authority to lead the conduct of such proceedings, in court or out of court, in the manner that best suits our interests as the sole beneficiary of the Trust.

     There is an administrative proceeding before the CVM (Brazilian Securities and Exchange Commission) that deals with the creation of the Trust by Brasil Telecom in which there is a request to determine whether the creation of the Trust was an act of abusive control. Brasil Telecom and Brasil Telecom Participações S.A. have been providing all information requested in this proceeding. In September 2004, the Superintendência de Relações com Empresas – SEP (one of CVM's divisions) decided in favor of Brasil Telecom and Brasil Telecom Participações S.A, recognizing the effectiveness of the Trust in Brazil. To the best of our knowledge, this decision, however, is pending an appeal presented by the complainants before CVM's board of directors.

Basic Monthly Subscription Fees

     We are a defendant in a considerable number of lawsuits, both individual and collective, which contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. These lawsuits have been stayed by a preliminary decision in the conflict of jurisdiction proceeding brought by Anatel before the SCJ, in which we submitted a brief. As a result, all preliminary and final decisions in the basic monthly subscription fee lawsuits were suspended. The lawsuits are no longer submitted to a brief due to the conflict of jurisdiction litigation. The conflict of jurisdiction disputes has already been resolved and the lawsuits resumed their regular course. There are 65,000 lawsuits contemplating the monthly subscription fees issue. Of these lawsuits, 5,200 have had trial court judgments favorable to the temporary dismissal of the fees for fixed-line services access.

Dividend Policy

     Pursuant to our by-laws, we are required to distribute as dividends, in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend, and subsequently distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its board of directors and fiscal council report at the annual shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the board of directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. Our Preferred Shares are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "—Priority and Amount of Preferred Dividends."

     Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved at a shareholders’ meeting.

     At each annual shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, we are required to maintain a statutory reserve to which we must allocate 5.0% of net profits for each fiscal year until the amount of such reserve equals 20.0% of our paid-up share capital, which we refer to as the "Statutory Reserve." This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

     The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined below) exceeds the sum of (i) the Statutory Reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of minimum dividends on our Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies that is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

     For purposes of the Brazilian Corporation Law, and in accordance with our by-laws, "Adjusted Net Income" is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

     The amounts available for distribution are determined on the basis of our financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as our Financial Statements included herein that are prepared using the constant currency method according to Brazilian GAAP.

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

     If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends distributed by us in such year, unless the holders of Common Shares approve dividends in excess of the Mandatory Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the Preferred Dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

Payment of Dividends

     We are required by Brazilian law (Law 6,404, article 132) and our by-laws to hold an annual shareholders' meeting within four months after the end of each fiscal year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our executive officers and our board of directors. The payment of annual dividends is based on our financial statements prepared for each fiscal year ended December 31 in accordance with Brazilian Corporation Law. Under Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend distribution is declared to shareholders of record, unless a shareholders' meeting resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend distribution was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which hawse have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders of newly issued shares on a pro rata basis according to the date when the subscription price for such newly issued shares was paid to us.

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

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Itaú S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Banco Itaú S.A. will then convert such proceeds into dollars and will cause such dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations."

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     Our Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
Year-end 2001	24.84	10.30	861.1
Year-end 2002	19.57	12.73	736.4
Year-end 2003	23.85	15.40	587.5
Year-end 2004	26.30	16.06	585.5
Year-end 2005	20.14	13.68	513.3
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
First quarter 2004	22.42	17.02	741.1
Second quarter 2004	18.07	13.80	564.0
Third quarter 2004	17.53	13.84	493.3
Fourth quarter 2004	17.62	14.82	546.0
First quarter 2005	17.49	14.36	626.5
Second quarter 2005	16.79	13.68	527.3
Third quarter 2005	18.23	15.16	486.2
Fourth quarter 2005	20.14	16.31	468.4
First quarter 2006	17.60	15.30	482.2
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
December 2005	20.14	17.2	483.5
January 2006	17.60	15.61	482.1
February 2006	17.39	15.30	481.5
March 2006	17.35	15.31	482.9
April 2006	17.00	15.50	495.8
May 2006	17.20	13.80	523.3
Source: Bloomberg

     Our ADSs, each representing 5,000 Preferred Shares, commenced trading on the New York Stock Exchange on November 16, 1998. The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

Nominal dollars per ADS	Average Daily

	High	Low

			(number of shares)
Year-end 2003	41.05	22.67	188,546
Year-end 2004	39.10	22.27	234,719
Year-end 2005	44.40	27.11	260.621
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
First quarter 2004	39.10	29.56	306,448
Second quarter 2004	31.70	22.27	224,535
Third quarter 2004	29.42	23.09	222,130
Fourth quarter 2004	33.71	25.99	187,684
First quarter 2005	32.95	27.12	339,764
Second quarter 2005	35.13	27.11	235,453
Third quarter 2005	40.80	31.33	221,919
Fourth quarter 2005	44.40	36.69	248,873
First quarter 2006	41.05	34.58	293,682
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
December 2005	44.40	37.35	309,353
January 2006	38.45	34.95	354,575
February 2006	41.05	34.58	305,194
March 2006	41.00	34.95	231,222
April 2006	40.85	36.76	244,963
May 2006	41.99	30.41	308,177
Source: Bloomberg

     There are no restrictions on ownership of our Preferred Shares or Common Shares by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment regulations which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank. Banco Itaú S.A. , as custodian for our Preferred Shares represented by the ADSs, has registered with the Brazilian Central Bank on behalf of the Depositary the Preferred Shares that it will hold. This enables holders of ADSs to convert dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into dollars and to remit such dollars abroad. However, holders of ADSs could be adversely affected by delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying our ADSs.

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

     If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10. Additional Information—Taxation." These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

     A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Itaú S.A. , as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil.

     In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations."

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

Markets

     Our Preferred Shares are traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange) under the symbol "BRTP4." At December 31, 2005, we had approximately 1,751,318 shareholders.

     Our Preferred Shares are also listed on the New York Stock Exchange in the form of ADSs under the symbol "BRP," with each ADS representing 5,000 Preferred Shares, issued by the Depositary pursuant to the deposit agreement, dated November 16, 1998, among us, the Depositary and the registered holders and beneficial owners from time to time of ADSs. Preferred Shares represented by ADSs are held in custody in Brazil by Banco Itaú S.A. , as custodian for our Preferred Shares represented by the ADSs.

     Our Common Shares are also traded on the São Paulo Stock Exchange under the symbol "BRTP3."

Trading on the São Paulo Stock Exchange

     The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The stocks are traded on an electronic trading system allowing purchase or selling orders to be registered via computer terminals. The matching of offers and closing of business is automatically carried out by the São Paulo Stock Exchange’s computer. In 1999, the São Paulo Stock Exchange began operating an "after-market" which allows for limited after-hours trading to take place. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchanges in certain circumstances, although such trading is very limited.

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

     At December 31 2005, the aggregate market capitalization of all of the companies listed on the São Paulo Stock Exchange was approximately R$1,128.5 billion. Although all the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2005 the daily trading volume on the São Paulo Stock Exchange averaged approximately R$1,610.8 million. In 2005, the ten most actively traded issues represented approximately 51.3% of the total trading in the cash market (standard lot) on the São Paulo Stock Exchange.

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

The Special Corporate Governance Levels of the São Paulo Stock Exchange

     On December 11, 2000, the São Paulo Stock Exchange, or BOVESPA, launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the "Novo Mercado" of BOVESPA.

     Such new listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by more stringent corporate governance practices and disclosure requirements than those currently requested by the Brazilian legislation.

     The inclusion of a company in any of the new segments implies the compliance of such company with a series of corporate governance rules known generally as "good corporate governance practices." These rules, which are consolidated in the listing regulations of the exchange, are meant to enhance the quality of information provided by Brazilian corporations and increase shareholder's rights, depending on the considered level.

     On March 27, 2002, our board of directors approved our compliance with the Special Corporate Governance Level 1 of BOVESPA. Our shares joined the Special Corporate Governance Level 1 of BOVESPA on May 9, 2002.

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

     Under the Brazilian Corporation Law, a company is either publicly held, a companhia aberta, as we are, (whose shares are publicly traded on the São Paulo Stock Exchange) or privately held, a companhia fechada. All publicly held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly held company, its securities may be traded on the São Paulo Stock Exchange.

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The summary of the material provisions concerning our Preferred Shares and Common Shares, our by-laws, and Brazilian Corporation Law contained in “Item 10. Additional Information—Memorandum and Articles of Association" under Amendment 1 to our Registration Statement on Form 20-F (File 1-15256), filed with the U.S. Securities and Exchange Commission on October 31, 2001, as amended (the "Registration Statement") is incorporated herein by reference. Such description contained in the Registration Statement is qualified to the extent applicable by this section, as well as by reference to our by-laws, which have been filed (together with an English translation) as an exhibit to this Annual Report, and to Brazilian Corporation Law. A copy of our by-laws (together with an English translation) is available for inspection at the principal office of the Depositary.

     Our Capital Stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2005, there were 229,937,525,684 Preferred Shares outstanding and 132,550,888,203 Common Shares outstanding.

Material Contracts

     The following summaries are not intended to be complete and reference is made to the agreements themselves, which are included as exhibits to this Form 20-F or other filings with the SEC as indicated below.

Our Concessions and Authorizations for Local and Intraregional Fixed-Line Switched Telecommunications Services

     As successor in interest to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, we have assumed their public regime concessions to provide fixed-line local switched telecommunications services for calls originating in the following geographic areas: Paraná, Santa Catarina, Distrito Federal, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre and Rio Grande do Sul.

     The initial term of our respective concessions, which were originally granted free of charge, ended on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession provided that we meet certain conditions set forth in each such concession. We have requested and have been granted a twenty year extension of our concessions to provide fixed-line local switched telecommunications calls originating in the geographic areas listed above. On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers will operate from January 1, 2006 onwards. On June 28, 2003, Decree 4769 was entered approving the General Plan on Universal Service. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

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

Our Authorizations for Wireless Telecommunications Services (PCS)

     On December 18, 2002 we were granted three authorizations to render wireless services: (i) one authorization for the states of Santa Catarina and Paraná; (ii) one authorization for the state of Rio Grande do Sul; and (iii) one authorization for the States of Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantis and Distrito Federal.

BNDES Loan Agreements

     Brasil Telecom S.A. has entered into loan agreements with the BNDES, its principal creditor. At December 31, 2005, Brasil Telecom S.A. had outstanding loans to BNDES in the aggregate principal amount of approximately R$2,316.5 million. The interest payable by Brasil Telecom S.A. on such real-denominated debt is based either on the TJLP rate plus a spread (varying from 3.85% to 6.5% per annum, depending on the contract) or on the average annual currency basket rate published by BNDES (Cesta de Moeda) plus a spread (varying from 3.85% to 6.5% per annum, depending on the contract). The TJLP rate in Brazil as of December 31, 2005 was 9.75% per annum. The currency basket devalued 14.0% against Brazilian real throughout 2005.

     The proceeds from the BNDES loans have been used to finance the expansion and modernization of our network since June 1998, in order to meet the telecommunications service requirements established under our concession agreements.

     On August 13, 2004, Brasil Telecom S.A. entered into a new loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by us. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the appreciation of the dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturity dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds have been used to finance our investment in wireline network plant and in operational improvements to meet the targets established in the General Plan on Universal Service (Plano Geral de Metas de Universalização – PGMU) and in the General Plan on Quality (Plano Geral de Metas de Qualidade – PGMQ), in the period of July 2003 to December 2005.

     On August 26, 2004, Brasil Telecom S.A. received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bears interest of TJLP + 5.5% per annum and R$80.0 million bears interest of Cesta de Moedas plus 5.5% per annum. On October 26, 2004, Brasil Telecom S.A. received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bears interest of TJLP plus 5.5% per annum and R$59.7 million bears interest of Cesta de Moedas plus 5.5% per annum. On July 15, 2005, Brasil Telecom S.A. received the third tranche from BNDES in the amount of R$252.0 million, from which R$213.7 million bears interest of TJLP plus 5.5% per annum and R$38.3 million bears interest of Cesta de Moedas plus 5.5% per annum. On November 8, 2005, Brasil Telecom S.A. received the fourth and last tranche from BNDES in the amount of R$251.8 million, from which R$216.1 million bears interest of TJLP plus 5.5% per annum and R$35.7 million bears interest of Cesta de Moedas plus 5.5% per annum.

Indenture

     On February 17, 2004, Brasil Telecom S.A. issued US$200.0 million aggregate principal amount of 9.375% Notes due 2014 (the "2014 Notes") under an indenture, dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent. Pursuant to the indenture, the notes are payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture. The notes bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes is paid semiannually in arrears on February 17 and August 17 of each year, commencing on August 17, 2004, to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest for the first interest period accrued from February 17, 2004. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months.

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

Insurance Trust Agreement

     In connection with Brasil Telecom S.A.’s issuance of the 2014 Notes, Brasil Telecom S.A. entered into an insurance trust agreement dated February 17, 2004, between The Bank of New York, as insurance trustee and Brasil Telecom S.A. The insurance trust agreement establishes a grantor trust (the "Insurance Trust") under New York law for the benefit of the noteholders. Pursuant to an insurance trust agreement the Insurance Trustee will hold the insurance as credit enhancement and support for the notes to the extent of the coverage set forth in the insurance policy.

Company Support Agreement

     In connection with Brasil Telecom S.A.’s issuance of the 2014 Notes, Brasil Telecom S.A. entered into a company support agreement with the Overseas Private Investment Corporation ("OPIC") dated February 17, 2004. Under the company support agreement Brasil Telecom S.A. agreed to, among other things, make certain representations and warranties and covenants with respect to our compliance with environmental, workers' rights, foreign corrupt practices and other matters. A breach by Brasil Telecom S.A. of any of Brasil Telecom S.A.’s representations and warranties or covenants in the company support agreement which results in an Event of Termination (as defined therein) would entitle OPIC to terminate the insurance policy relating to the 2014 Notes or to withhold any amount otherwise payable by OPIC under such insurance policy. If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by OPIC under the insurance policy, in each case for any reason attributable to acts or omissions of Brasil Telecom S.A., an event of default under the indenture for the 2014 Notes will occur.

JBIC-Guaranteed Loan

     On March 24, 2004, Brasil Telecom S.A. entered into a Japanese Yen 21.6 billion loan facility arranged by SMBC, guaranteed by JBIC and granted by a syndicate of five commercial banks (including SMBC). The loan is not secured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. Brasil Telecom S.A. borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which Brasil Telecom S.A. used to partially bear its 2003 capital expenditures.

     Overdue amounts bear interest at a rate equal to LIBOR Yen plus 1.92% per annum. The interest payments and arrangement fee and agency fee on this loan are subject to withholding in Brazil at a rate of 12.5%, and we are required to gross-up such interest payments to ensure the lenders receive the amounts they would have received in the absence of this withholding. The principal amount of this loan is repayable in Japanese Yen in ten equal installments due on the interest payment dates referred to above. Brasil Telecom S.A. may prepay all or a portion of this loan on any payment date subject to certain conditions.

     JBIC, pursuant to its untied guarantee program, has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. For this guarantee JBIC receives a fee in the amount of 1.25% per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time. In order to induce JBIC to guarantee the Japanese Yen 21.6 billion loan facility, on March 18, 2004, Brasil Telecom S.A. entered into a loan facility in Yen in an aggregate amount of approximately R$3.0 million with JBIC and the participating financial institutions. The proceeds from such loan were used for the acquisition of Japanese goods.

     The loan agreements impose certain restrictions on Brasil Telecom S.A., including limitations on liens (subject to customary exceptions), limitations on assets sales and limitations on mergers and similar transactions. Under the loan agreements Brasil Telecom S.A. are also subject to financial covenants including an interest coverage ratio, debt coverage ratio and leverage ratio. If Brasil Telecom S.A. fails to comply with these financial covenants, in addition to the other remedies available to the lenders, we may be required to provide to the lenders and JBIC collateral security for the loan, including a guarantee from a bank or parent company. The loan agreements include customary events of default, subject to certain grace periods and customary exceptions.

Debentures – "Escritura Pública de Emissão"

     At a meeting of the Board of Directors of Brasil Telecom S.A. on June 5, 2006, the Board unanimously approved the 5th Issuance, being the 4th Public Issuance (the “Issuance”), of simple, nominative, non-convertible debentures (the “Debentures”). This was the first issuance made in the context of the first Securities Distribution Program, in a total aggregate amount of R$1.08 billion. The Debentures were issued on June 1, 2006, are guaranteed by us, and have a term of seven years from the issuance date, maturing on June 1, 2013. The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$3,330.00 (33.3%) on June 1st, 2011; (ii) R$3,330.00 (33.3%) on June 1, 2012; and (iii) R$3,340.00 (33.4%) on June 1, 2013. The remuneration of the Debentures shall be established by the company’s senior management, which shall ratify the bookbuilding process, subject to a maximum rate of 104.3% of the IDC (Interbank Deposit Certificate).

     On July 5, 2004, Brasil Telecom S.A. issued R$500.0 million aggregate principal amount of public non-convertible debentures under a program guaranteed by us. The debentures will mature on July 5, 2009. Interest on the debentures is equivalent to the CDI rate plus 1.0% per annum and is payable on a semi-annual basis, on January 5 and July 5 of each year, until the maturity of the debentures. Under the Escritura Pública de Emissão Brasil Telecom S.A. is also subject to financial covenants, including an interest coverage ratio, debt coverage ratio and leverage ratio. Failure to comply with these financial covenants may trigger an event of default. Moreover, the Escritura Pública de Emissão includes other customary events of default, subject to certain grace periods and customary exceptions.

Exchange Controls

     There are no restrictions on ownership of the ADSs or the Preferred Shares by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil may be subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Brazilian Central Bank. If any restrictions are imposed on the remittance of foreign capital abroad, they could hinder or prevent Banco Itaú

S.A. , as custodian for our Preferred Shares represented by the ADSs, or registered holders who have exchanged ADSs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into dollars and remitting the dollars abroad.

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

     A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Itaú S.A, as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that the Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil. See “Item 9. Offer and listing—Offer and listing details" and “Item 9. Offer and Listing—Markets—Trading on the São Paulo Stock Exchange."

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

Taxation of Dividends

     Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will not be subject to Brazilian withholding tax.

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

     Any gains realized by a non-Brazilian resident upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15.0%, except for gains realized by a non-Brazilian resident located in a jurisdiction which does not impose income taxes or which has an income tax rate lower than 20.0%, in which case such gain will be subject to tax at a rate of 25.0% .

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

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our By-laws and the Brazilian Corporation Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

     The Tax on Financial Transactions (Imposto Sobre Operações Financeiras, known as the “IOF”), is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

     With regard to foreign exchange transactions, in spite of the maximum permitted IOF rate being 25% , the remittance or receipt of amounts are presently subject to a 0% tax rate. The only exceptions apply to foreign exchange transactions in connection with loans with a minimum average term not exceeding 90 days, which are subject to the IOF at a 5% rate, as well as foreign exchange transactions for the acquisition of goods or services outside Brazil with credit cards, in which case the rate is 2% of the amount of the transaction.

     The IOF tax may be also levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to many securities transactions is currently 0 percent, although certain transactions may be subject to specific rates. The minister of finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, up to the amount equal to the gain made on the transaction and only from the date of its increase or creation.

     IOF is also assessed on transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of investment funds or investment pools. The maximum rate of IOF payable in such cases is 1% per day, up to the amount equal to the gain made on the transaction, and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

  transactions carried out by financial institutions and other institutions chartered by the Central Bank as principals;

  transactions carried out by mutual funds or investment pools themselves;

  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities;

  redemptions of shares in equity funds; and

  transactions carried out by governmental entities, political parties and worker’s syndicates.

     The IOF tax is levied on insurance transactions at a rate of: (i) zero, in the operations of reinsurance or relating to export credits, the international transport of goods or when the premiums are allocated to the financing of life insurance plans with coverage for survival, among others; (ii) 2% of premiums paid in the case of (a) health insurance and (b) life insurance related to personal and labor accidents (this rate will be reduced to zero as of September 1, 2006) and (iii) 7% of premiums paid in the case of other types of insurance. Rural insurance is exempt from IOF tax.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on our distributions in respect of ADSs at the time such distributions are converted into dollars and remitted abroad by Banco Itaú S.A, as custodian for our Preferred Shares represented by the ADSs. Currently, the CPMF tax rate is 0.38% .

     FUST – Universal Telecommunications Service Fund

     The Universal Telecommunications Service Fund, introduced by Law 9,998/00, Oficio Circular 58/04, and Despacho 29/03 (Anatel), was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST's forms of income is the contribution by both public and private telecommunications providers, of 1.0% of the gross operating revenue from the rendering of telecommunications services after certain deductions.

     In 2003, Anatel rendered a decision in which they determined that FUST should be calculated based on our net revenues, excluding interconnection costs. On December 15, 2005, Anatel reversed its earlier determination, and accordingly, the basis of the FUST calculation is net revenues including amounts paid as interconnection costs. According to CVM’s rules, however, it is not possible for a Brazilian corporation to book tax credits under discussion as “assets” and accordingly, we expensed such amounts in our financial statements for the period ended December 31, 2005.

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

     FISTEL – Fund for Control of the Telecommunication

     The Fund for Control of the Telecommunication, introduced by Law No. 5,070/66, was created to raise funds to meet the cost of the telecommunication’s control and development of new mechanisms and techniques for the practice of such control. There are two taxes composing FISTEL: (i) Installation Control Tax, which is due when the functioning of stations license is issued and fixed by Anatel; (ii) Functioning Control Tax, which is annually due, corresponding to 50% of the Installation Control Tax.

Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered is referred to as "Registered Capital")

allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Brazilian Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. federal income tax law set forth below are based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the federal income tax consequences that may be relevant to a decision to own or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, property held for investment) and does not apply to special classes of holders such as dealers or brokers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (by vote or by value, and directly or by attribution), tax-exempt organizations, financial institutions, insurance companies, regulated investment companies, holders liable for the alternative minimum tax, holders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle, conversion or constructive ownership transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under tax laws other than U.S. federal income tax laws, of an investment in the Preferred Shares or ADSs.

     As used in this summary, references to "ADSs" also refer to "Preferred Shares." As used in this summary, the term "U.S. holder" means a beneficial owner of ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person (as defined in the Code) and the primary supervision of a U.S. court or which validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used in this summary, the term "non-U.S. holder" means a beneficial owner of ADSs that is not a U.S. holder. Additionally, this opinion does not consider the tax treatment of partnerships or persons who hold ADSs through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder are also described below.

Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property that we distribute, to the extent that such distribution is paid out of our current or accumulated earnings and profits ("E&P"), as determined for U.S. federal income tax purposes. Certain dividend income may be eligible for a reduced rate of taxation. Dividend income is taxed at the applicable long-term capital gains rate if the dividend is received by a non-corporate U.S. holder from a “qualified foreign corporation” and certain conditions are met. A U.S. holder will be eligible for this reduced rate only if certain conditions are met. A foreign corporation will be a qualified foreign corporation with respect to any dividend paid on stock that is readily tradable on an established U.S. securities market. Our ADSs are listed on the New York Stock Exchange and, therefore, the ADSs will qualify as readily tradeable on an established securities market in the United States so long as they are listed. However, no assurances can be given that the ADSs will remain readily tradeable. Moreover, a foreign corporation will not be treated as a qualified foreign corporation if it is a Passive Foreign Investment Company (see discussion below) for the year in which the dividend was paid or the preceding year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the Preferred Shares will be treated as qualified dividends that are eligible for a reduced rate of taxation because the Preferred Shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Preferred Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     To the extent that such distribution exceeds our E&P, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any dividend distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. If the U.S. holder (or the custodian of its shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would generally be U.S. source ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends that we have paid will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of E&P with respect to the ADSs generally will be treated as dividend income from sources outside of the U.S. and under the foreign tax credit rules, for dividends paid before January 1, 2007, will, with certain exceptions, generally be "passive" income. Dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit. Subject to certain significant and complex limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Such Brazilian withholding tax may be taken as a deduction at the U.S. holder's election, only if the U.S. holder does not claim a credit for any Brazilian or other foreign taxes paid or accrued in that year. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such non-U.S. holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below in the “Taxation of Capital Gains” section.

Taxation of Capital Gains

     Subject to the description of the Passive Foreign Investment Company rules discussed below, upon the sale, exchange or other disposition of an ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ADSs, which is usually the cost of these shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ADSs held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate U.S. holders. In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs is generally allocated to U.S. source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ADSs is subject to limitations for both corporate and individual U.S. holders.

     A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received from a sale of ADSs as of the date that the sale settles, and will generally have no additional foreign currency gain or loss on the sale, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss, unless the U.S. holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating this foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of the ADSs and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

     Except as described in "U.S. Backup Withholding and Information Reporting " section below, a non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on the proceeds from the disposition of, ADSs, unless:

  the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a tax treaty with the United States, the item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

  the non-U.S. holder is subject to tax under the provisions of United States tax law applicable to U.S. expatriates; or

  the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of a sale and certain other conditions are met.

Passive Foreign Investment Company

     Special tax rules apply to the timing and character of income received by a U.S. holder of a Passive Foreign Investment Company, or PFIC. We would constitute a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. We believe that we are not a PFIC for U.S. federal income tax purposes in the current taxable year and do not expect to become a PFIC in future taxable years. However, because the determination of whether the ADSs constitute shares of a PFIC will be based upon the composition of our income and assets on an annual basis, there is no assurance that we will not be considered a PFIC for any subsequent year. If the ADSs are shares of a PFIC for any subsequent tax year, a U.S. holder of the ADSs could be subject to adverse U.S. federal income tax consequences with respect to any gain realized on the sale or other disposition of the ADSs and certain distributions received with respect to the ADSs. While these U.S. tax consequences could be minimized and/or eliminated if the U.S. holder made a “qualified electing fund” election in connection with our shares, we do not intend to provide information necessary for the "qualified electing fund" election to be made by U.S. holders in the case that we are deemed a PFIC. Holders and prospective purchasers of the ADSs should consult their own tax advisers regarding the PFIC rules and their effect on holding or purchasing the shares.

U.S. Backup Withholding and Information Reporting

     Distributions made in respect of the ADSs, and proceeds from the sale or other disposition of the ADSs, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements. Backup withholding will apply to any payments made to a U.S. holder if such U.S. holder fails to provide an accurate taxpayer identification number (social security number, individual taxpayer identification number or employer identification number) or certification of exempt status or is such U.S. holder is notified by the

U.S. Internal Revenue Service (“IRS”) that the holder is subject to backup withholding tax as a result of the failure to report all dividends or interest required to be shown on its U.S. federal income tax return. In addition, certain penalties may be imposed by the IRS on a U.S. holder that is required to supply such information but that does not do so.

     Information reporting and backup withholding are generally not required with respect to payments made by a U.S. paying agent or other U.S. intermediary to certain exempt U.S. holders (e.g., corporations and tax-exempt organizations) and non-U.S. holders, provided that, in the case of non-U.S. holders, such non-U.S. holders file a timely and properly completed IRS Form W-8, certifying its foreign status or otherwise establishing an exemption, with the U.S. paying agent or intermediary.

     Any amount withheld under the backup withholding rulings will be allowed as a refund or credit against a holder's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. Each holder should consult its own tax advisor concerning the effect of the New Regulations on its ownership and disposition of the ADSs.

Independent Auditors

     Our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 prepared in conformity with Brazilian GAAP with reconciliation of shareholders' equity and statements of operations to US GAAP, included in this annual report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report which is included herein. The offices of KPMG Auditores Independentes are located at Avenida Almirante Barroso 52, 4o andar, Rio de Janeiro, RJ – 20031-000, Brazil.

Documents on Display

     Statements contained in this Annual Report regarding the contents of any contract or other document are complete in all material respects, however, where the contract or other document is an exhibit to this Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

     This Annual Report may be reviewed without charge at the Public Reference Section of the U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.

     Copies of all or any portion of this Annual Report can be obtained from the Public Reference Section of the U.S. Securities and Exchange Commission, 100 F Street, N.E. Washington, D.C. 20549, upon payment of fees prescribed by the U.S. Securities and Exchange Commission. For further information on the public reference rooms, call the U.S. Securities and Exchange Commission at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided for the information of investors and is not an active link.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. The principal market for our products and services is Brazil and substantially all of our revenues are denominated in reais. We have described under “Item 4. Information on the Company—History and Development of the Company" the manner in which the Brazilian government has controlled, and continues to control, the prices we charge.

Exchange Rate Risk

     We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in dollars. Since 2001, approximately 35.0% of our total capital expenditures have been dollar denominated. Our cost of financing, however, is not materially exposed to exchange rate risk.

     At December 31, 2005, approximately 30.3% or R$1,278.1 million, of our indebtedness was exposed to exchange rate risk. At December 31, 2005, we hedged approximately 59.8% of our indebtedness affected by exchange rate variation, against significant variations in exchange rates (dollars, Japanese Yens and Cesta de Moedas) by using foreign currency swap contracts and foreign currency investments. The aggregate notional principal amount of the swap contracts is approximately U.S$287.2 million, of which approximately US$52.3 million matures within one year and approximately US$115.0 million matures in one to three years. At December 31, 2005, the fair value of the swap contracts amounted to approximately R$328.6 million.

     In 2005, losses on foreign currency and monetary restatement amounted to approximately R$4.6 million, due to the appreciation of the real against the dollar. At December 31, 2005, a hypothetical unfavourable 10.0% change in foreign currency exchange rates would result in an increase of approximately R$76.9 million in our debt obligations

Interest Rate Risk

     At December 31, 2005, we had approximately R$4,569.1 million in loans and financing outstanding, of which R$3,677.2 million bore interest at floating rates and R$542.7 million bore interest at fixed rates. We invest our excess liquidity (approximately R$2,613.8 million in 2005) mainly in investment funds created by top Brazilian asset managements exclusively for us. The fund managers are responsible for managing these funds, subject to the certain direction of our senior management and board of directors. Currently, these funds carry mainly bond and other financial instruments linked to the CDI rate, issued by the Government. The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our financial assets and liabilities in 2005 would be approximately R$41.1 million to our financial liabilities and R$2.6 million to our financial assets. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk before hedge adjustments in our total debt portfolio as of December 31, 2005:

	Total Debt Portfolio

	R$million	%

Floating rate debt:
Real denominated	3,184.6	75.5
Foreign currency denominated	492.6	11.7
Fixed rate debt:
Real denominated	29.8	0.7
Foreign currency denominated	512.9	12.2

Total (before hedge adjustments)	4,220.0	100.0

Hedge adjustments
Hedge adjustments	349.1	N.A.

Total	4,569.1

     As of December 31, 2005, approximately 13.0% of our total debt portfolio before hedge adjustments was tied to the CDI rate. As of December 31, 2005, the CDI rate accumulated for the year was 19.0% per annum.

     The table below provides information about our debt obligations as of December 31, 2005, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate (LIBOR, CDI, IGP-M or TJLP) as of December 31, 2005:

								Fair Value Long Term Debt
	Total Short-Term Debt 2006
Debt Obligation		2007	2008	2009	2010	2011	After 2011

Debt in Japanese Yen:
Fixed rate debt	0.4	0.4	0.4	0.2				1.1
Average interest rate	3.4%	3.4%	3.4%	3.4%
Variable rate debt	42.8	85.6	85.6	85.6	85.6	42.8		85.1
Average interest rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Debt in Dollars:
Fixed rate debt	0.2	0.2	0.2	0.2	0.2	0.2	491.9	536.3
Average interest rate	8.9%	8.9%	8.9%	8.9%	8.9%	8.9%	8.9%
Variable rate debt	16.6	11.2	10.9	10.6	8.7	2.3	0.7	44.4
Average interest rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%

Debt in Brazilian reais:
Fixed rate debt	5.0	5.0	0.4				19.0	24.4
Average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Variable rate debt(1)	965.1	736.4	343.6	750.1	250.1	47.9		2,122.2
Average interest rate	14.3%	14.3%	14.3%	14.3%	14.3%	14.3%	14.3%

Total debt
obligations(1)	1,030.0	838.8	441.1	846.6	344.5	93.2	511.6	3,113.5

Hedge Adjustments	57.4	81.6	62.8	60.5	58.4	28.4		328.6

Total	1,087.5	920.4	503.9	907.2	402.8	121.6	511.6	3,442.1

Hedging Policy

     We constantly evaluate and consider alternatives with respect to hedging foreign exchange risk in connection with our foreign currency indebtedness and have currently entered into hedging contracts with respect to short-term payments of our foreign currency debt.

PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporation Law. Law 10,303, dated October 31, 2001, which amended the Brazilian Corporation Law requirement that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greatest of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure controls and procedures. Our management evaluated our disclosure controls and procedures (as such term is defined in Exchange Act) as of December 31, 2005. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, our disclosure controls and procedures are effective.

     Changes in internal controls. There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     As foreign private issuers we are not yet subject to disclosure requirements regarding internal control over financial reporting. However, we have already started the process of reviewing our framework of internal controls, in order to attain appropriate certification from our independent auditors for the fiscal year ending December 31, 2006.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On August 30, 2005 following the Sarbanes Oxley Act exemption we announced that our Fiscal Council would be given expanded powers, authority and responsibilities and would function as an Audit Committee in compliance with Rule 303A.06 of the NYSE Rules. All four members of the Fiscal Council have the required skills to be the audit committee financial expert as such term is defined for the purposes of this Item 16A.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to all officers and employees. A copy of our code of ethics may be found on our website at: http://www.brasiltelecom.com.br. A copy of the code of ethics may also be obtained free of charge by contacting our investor relations department at (+55) 61 3415-1140. No waivers, either explicit or implicit, of provisions of the code of ethics were granted in 2005.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2004 and 2005 appearing in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes to us in 2004 and 2005 in thousands of reais.

	2005	2004

Audit Fees	R$2,808	R$1,721
Audit-related Fees	190	393
Tax Fees	-	10
All Other Fees	-	-

Total	R$2,998	R$2,124

     Audit Fees are fees agreed upon with KPMG Auditores Independentes for the fiscal years 2004 and 2005 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

     Audit-related Fees consist of fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, issuance of comfort letters, internal control reviews, and review of security controls and operational effectiveness of systems.

     Tax Fees include fees billed for tax compliance services, including the review of the original, as well as seminars and training regarding changes in, Brazilian tax legislation.

Audit committee pre-approval policies and procedures

     Our board of directors requires management to obtain the board's approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by KPMG Auditores Independentes, our principal auditor. Pursuant to the board's pre-approval process, each year, KPMG prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services. In 2005, all of the services described under Audit-Related Fees and Tax Fees were approved by the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     On August 1, 2005, we announced that our Fiscal Council would be given expanded powers, authority and responsibilities and would function as an Audit Committee in compliance with Rule 303A.06 of the NYSE Rules. Accordingly, we are relying on the exemption afforded by Rule 10A-3(c)(3) under the Exchange Act with respect to the independence standards of Rule 10A-3(b)(1)(iv) of the Exchange Act. We do not believe that such reliance will materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None of our securities were purchased by either us or our affiliates.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-101 for our Financial Statements.

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

3.1	Amendment to the Amended and Restated Shareholders' Agreement. (4)
3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).(2)(5)
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(5)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.(3)
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.(3)
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.(3)
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.(3)
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.(3)
4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005 canceled on May 2, 2006 (reference on page 17).
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business.
12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Charles Laganá Putz, Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Exhibit

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
___________________________________
(1) Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2) Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F filed on October 31, 2001.
(3) Filed as an Exhibit to the Company’s Annual Report on Form 20-F filed on June 23, 2004.
(4) Filed with the Company's report on Form 6-K, filed on October 9, 2002.
(5)	Pursuant to Rule 12b-31 under the Exchange Act, Company is not filing a copy of each concession agreement for each region because such are substantially identical except as enumerated in a schedule.

 INDEX OF DEFINED TERMS

Adjusted Net Income	134
ADRs	118
ADSs	12
American Depositary Shares	118
Anatel	12
Anatel Decree	70
ATM	164
BOVESPA	32
Brazilian Securities Law	140
BrTSi	31
BrTurbo	35
Center	62
Code	150
COFINS	25
Commercial Market	10
Common Shares	10
Contingency Reserve	133
CPMF tax	149
CTMR	28
CVM	4
Dedicated IP	45
DialNet	45
DLD basket	55
E&P	150
Embratel	19
FCRT	108
FENATTEL	115
FITTEL	115
Floating Market	10
FUNTTEL	61
FUST	61
GDP	52
General Telecommunications Law	28
IBGE	23
ICMS	61
INPI	69
IOF	148
IPCA index	24
IRS	152
Light IP	165
local basket	55
Mandatory Dividend	133
Brasil Telecom Comunicação Multimidia	32
MTH	32
non-Brazilian holder	146
non-U.S. holder	150
PBS-A	107
PCS	10
PFIC	152
PIS	25
Preferred Dividend	133
Real Plan	10
Registered Capital	149

Registrant	4
Registration Statement	141
Resolution 2,689	138
SLDD	166
Statutory Reserve	133
STJ	15
TBS	31
TCSPrev	107
Teleacre	28
Telebrás	5
Telebrasília	28
Telecommunications Regulations	28
Telegoiás	28
Telemar	19
Telemat	28
Telems	28
Telepar	28
Teleron	28
Telesc	28
TJLP	82
TU-RIU	58
TU-RL	58
US GAAP	4
Unrealized Revenue	134
Unrealized Revenue Reserve	134
Vant	31
VC-1	42
VC-2	43
VC-3	43
Vetor	45
VU-M	20

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

     Band D Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band D."

     Band E Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band E."

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

     Cellular service(or Mobile Service): A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

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

     Fiber-optics: A transmission medium which permits extremely high capacities of data transmission. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

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

     Public Switched Telephone Network (“PSTN”): The concentration of the world's public circuit-switched telephone networks. Originally a network of fixed-line analog telephone systems, the PSTN is now almost entirely digital, and now includes mobile as well as fixed telephones—delivering basic telephone service and, in certain circumstances, more advanced services.

     Satellite services: Used for links with countries that cannot be reached by cable, or as an alternative to cable, and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     SLDD: A digital dedicated line service with speed options varying between 1.2 Kbps and 2 Mbps, that allows data transfer with practically null delay and transparency to protocols. SLDD makes it possible to form point to point or multi-point networks by means of dedicated circuits.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:

Name: Ricardo Knoepfelmacher
Title: Chief Executive Officer

By:

Name: Charles Laganá Putz
Title: Financial Executive Officer

Dated: June __, 2006

INDEX TO EXHIBITS

Exhibit
Sequential
Number	Exhibit	Numbering

1.1	Amended and Restated Charter of the Registrant(1)	¯

1.2	Amended and Restated Charter of the Registrant (English translation)(1)	¯

2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as
Depositary, and the Holders and Beneficial Owners of American Depositary Shares
	evidenced by American Depositary Receipts issued thereunder(2)	¯

2.2	Indenture dated February 17, 2004, among Brasil Telecom, The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The
Bank of Tokyo-Mitsubishi Ltd., as principal paying agent

3.1	Amendment to the Amended and Restated Shareholders' Agreement(3)	¯

3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002,
	entered into on April 28, 2005	¯

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone
	Service(2)	¯

4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone
Service and Schedule of Omitted Concession Agreement (English
	translation)(2)(4)	¯

4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-
	Line Telephone Service(2)	¯

4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-
Line Telephone Service and Schedule of Omitted Concession Agreements (English
	translation)(2)(4)	¯

4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom
	S.A. and Citigroup Global Markets Inc. as initial purchaser	¯

4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom
	S.A. and the Overseas Private Investment Corporation	¯

4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A.
	and The Bank of New York, as insurance trustee	¯

4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo
	Mitsui Banking Corporation and the lenders named therein	¯

4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan
	Bank for International Corporation and Sumitomo Mitsui Banking Corporation.	¯

4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005 canceled on May 2, 2006 (reference on page 17).

8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names
	under which they do business	¯

Exhibit
Sequential
Number	Exhibit	Numbering

12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to
	Section 302 of the Sarbanes-Oxley Act of 2002	¯

12.2	Certification of Charles Laganá Putz, Financial Executive Officer, pursuant to
	Section 302 of the Sarbanes-Oxley Act of 2002	¯

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
	906 of the Sarbanes-Oxley Act of 2002	¯
___________________________________

(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the Company's Report on Form 6-K, filed on October 9, 2002.
(4)
Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession  Agreement for each region because such agreements are substantially identical in all material respects except as  enumerated in the schedule attached to each standard concession Agreement.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR EACH OF THE YEARS
IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005 and 2004 and for each of the
years in the three-year period ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Brasil Telecom Participações S.A.
Brasília, DF

We have audited the accompanying consolidated balance sheets of Brasil Telecom Participações S.A. (“The Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom Participações S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with Brazilian generally accepted accounting principles including recognition of the effects of changes in the purchasing power of the Brazilian currency through December 31, 2000, as discussed in Note 2.a and 2.b.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

June 26, 2006
Brasília, DF

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and 2005
(In thousands of Brazilian reais)

		2004	2005

Current assets:
Cash and cash equivalents	Note 11	3,226,593	2,613,773
Trade accounts receivable, net	Note 12	2,111,579	2,152,813
Inventories, net	Note 13	174,033	83,035
Deferred and recoverable taxes	Note 14	841,466	1,276,740
Other assets	Note 15	388,406	304,645

Total current assets		6,742,077	6,431,006

Non-current assets:
Deferred and recoverable taxes	Note 14	957,085	1,512,325
Other assets	Note 15	690,305	833,928

Total non-current assets		1,647,390	2,346,253

Permanent assets:
Investments	Note 16	75,759	68,703
Property, plant and equipment, net	Note 17	9,359,958	8,682,720
Intangibles	Note 18	896,713	674,106

Total permanent assets		10,332,430	9,425,529

Total assets		18,721,897	18,202,788

Current liabilities:
Payroll and related accruals	Note 19	73,662	78,288
Accounts payable and accrued expenses	Note 20	1,884,155	1,995,962
Taxes other than income taxes	Note 21	767,112	803,486
Dividends and employees’ profit sharing	Note 22	500,026	564,254
Income taxes	Note 9	54,454	231,786
Loans and financing	Note 23	856,638	1,201,681
Provisions for contingencies	Note 24	327,643	336,654
Provision for pensions	Note 25	29,497	45,495
Other liabilities		120,259	171,824

Total current liabilities		4,613,446	5,429,430

Non-Current liabilities:
Income taxes	Note 9	68,135	33,079
Taxes other than income taxes	Note 21	604,942	575,001
Loans and financing	Note 23	3,851,591	3,367,400
Provisions for contingencies	Note 24	414,582	672,160
Provision for pensions	Note 25	471,949	682,594
Other liabilities		380,488	395,891

Total non-current liabilities		5,791,687	5,726,125

Minority Interest		2,188,274	1,801,213

Shareholders’ equity:
Share capital		2,763,820	2,791,852
Capital reserves		812,003	783,971
Income reserves		891,579	294,696
Retained earnings		1,661,088	1,375,501

Total shareholders’ equity	Note 26	6,128,490	5,246,020

Total liabilities and shareholders’ equity		18,721,897	18,202,788

See the accompanying notes to the financial statements.

     BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais, except earnings (losses) per lot of one thousand shares)

		2003	2004	2005

Net operating revenue	Note 4	7,915,194	9,064,855	10,138,684
Cost of services	Note 5	5,455,019	6,161,388	6,520,606

Gross profit		2,460,175	2,903,467	3,618,078
Operating expenses:
Selling expenses		821,627	1,087,028	1,656,242
General and administrative expenses		865,052	1,017,421	1,288,497
Other net operating expenses	Note 6	211,308	69,142	635,903

Operating income before net financial expenses		562,188	729,876	37,436
Net financial expenses	Note 7	610,159	399,841	387,387

Operating income/(loss)		(47,971)	330,035	(349,951)
Net non-operating expenses	Note 8	550,022	111,771	146,561
Employees’ profit share		3,510	58,057	-

Income/(loss) before taxes and minority interests		(601,503)	160,207	(496,512)
Income and social contribution taxes benefits	Note 9	261,390	5,818	373,097

Income/(loss) before minority interests		(340,113)	166,025	(123,415)
Minority interests		171,466	(37,907)	93,860

Net income/(loss)		(168,647)	128,118	(29,555)

Shares outstanding at the balance sheet date
(thousands)		355,221,076	358,558,641	362,488,414

Income/(loss) per lot of one thousand shares
outstanding at the balance sheet date		(0.47)	0.36	(0.08)

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais)

			Income Reserves

				Unrealized
	Share	Capital	Legal	Profit	Treasury	Retained
	Capital	Reserves	Reserve	Reserve	Shares	Earnings	Total

Balances at January 1, 2003	2,453,191	864,544	227,589	1,303,028	(9,175)-	1,824,255	6,663,432

Capital increase
Fiscal benefits on amortization of
goodwill	286,821	(28,733)	-	-	-	(258,088)	-
Consolidation adjustments	-	-	-	-	-	2,525	2,525
Increase in income tax, due to change in
tax rate	-	-	-	-	-	-	-
Net income	-	-	-	-	-	(168,647)	(168,647)
Realization of unrealized profit	-	-	-	(627,753)	-	627,753	-
Acquisition of treasury stock	-	-	-	-	(11,671)	-	(11,671)
Transfer to/from reserves	-	-	7,208	-	-	(7,208)	-
Dividends	-	-	-	-	-	(224,208)	(224,208)

Balances at December 31, 2003	2,740,012	835,811	234,797	675,275	(20,846)	1,796,382	6,261,431

Capital increase
Fiscal benefits on amortization of
goodwill	23,808	(23,808)	-	-	-	-	-
Consolidation adjustments	-	-	-	-	-	19,539	19,539
Forfeiture Dividends	-	-	-	-	-	6,163	6,163
Net loss	-	-	-	-	-	128,118	128,118
Realization of unrealized profit	-	-	-	(31,907)	-	31,907	-
Acquisition of treasury stock	-	-	-	-	-	-	-
Transfer to/from reserves	-	-	13,414	-	-	(13,414)	-
Dividends	-	-	-	-	-	(286,761)	(286,761)

Balances at December 31, 2004	2,763,820	812,003	248,211	643,368	(20,846)	1,681,934	6,128,490

Capital increase
Fiscal benefits on amortization of
goodwill	28,032	(28,032)	-	-	-	-	-
Consolidation adjustments	-	-	-	-	-	7,685	7,685
Forfeiture Dividends	-	-	-	-	-	8,400	8,400
Net income	-	-	-	-	-	(29,555)	(29,555)
Realization of unrealized profit	-	-	-	(596,883)	-	596,883	-
Dividends	-	-	-	-	-	(869,000)	(869,00)

Balances at December 31, 2005	2,791,852	783,971	248,211	46,485	(20,846)	1,396,347	5,246,020

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais)

	2003	2004	2005

Operating Activities
Net income/(loss)	(168,647)	128,118	(29,555)

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization:	2,842,609	2,833,546	2,680,946
Minority share of net income/(loss)	(171,466)	37,907	(93,860)
Foreign exchange losses	52,921	13,222	102,150
Loss on permanent asset disposals	470,710	74,986	36,445
Other provisions	16,019	58,937	134,349
Increase in provisions for contingencies	309,683	5,449	266,589
Increase/(decrease) in provision for pensions	4,250	(4,645)	226,643
Increase in allowance for doubtful accounts	29,223	58,683	118,265
Decrease in income tax, due to change in rate	-	-	-
Increase in trade accounts receivable, gross	(336,773)	(269,836)	(159,499)
(Increase)/decrease in other current assets	58,454	(379,479)	174,759
Increase/(decrease) in other non-current assets	(97,868)	66,578	(143,623)
Increase in payroll and related accruals	16,035	3,503	4,626
Increase/(decrease) in accounts payable and accrued expenses	(73,772)	842,234	111,807
Increase in taxes other than income taxes	86,192	316,351	36,374
Increase/(decrease) in other current liabilities	(19,638)	42,440	52,210
Increase/(decrease) in accrued interest	(14,643)	77,194	(14,575)
Decrease in deferred income taxes	(298,072)	(348,840)	(971,582)
Increase/(decrease) in other non-current liabilities	2,102	(58,659)	15,404

Net cash provided by operating activities	2,707,319	3,497,689	2,547,873

Investing activities:
Additions to investments	(55,557)	(12,301)	(38,472)
Cash paid for the acquisition of new companies, net of cash and cash equivalents acquired of R$55,790 in 2004 (R$33,463 in
2003)	(144,516)	(61,389)	-
Additions to property, plant & equipment	(1,332,400)	(2,305,729)	(1,918,201)
Additions to intangible assets	(123,541)	(374,649)	(44,341)
Proceeds from asset disposals	19,147	7,405	3,550

Net cash used in investing activities	(1,636,867)	(2,746,663)	(1,997,464)

Financing activities:
Loans repaid	(564,650)	(1,619,147)	(724,889)
New loans obtained	84,565	2,427,008	522,722
Expansion plan and other contributions paid back	(185)	-	-
Subscription bonus	13,332	6,678	117
Acquisition of treasury shares	(44,689)	(37,550)	(62,272)
Dividends paid	(198,333)	(258,077)	(898,907)

Net cash provided by/(used in) financing activities	(709,960)	518,912	(1,163,229)

Increase/(decrease) in cash and cash equivalents	360,492	1,269,938	(612,820)

Cash and cash equivalents at beginning of the period	1,596,163	1,956,655	3,226,593

Cash and cash equivalents at end of the period	1,956,655	3,226,593	2,613,773

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1. a) Operations and background

     Brasil Telecom Participações S.A. (the “Company” or the “Holding Company”) is a publicly held corporation, established in accordance with Article No. 189 of Law 9,472/97 of the General Telecommunications Law, as part of the TELEBRÁS (Government owned company) privatization process. The Company is a subsidiary of SOLPART Participações S/A (“SOLPART”), which holds 51.00% of the Company’s voting capital and 18.78% of the total capital.

     The object of the Company is to control the companies, which provide the public fixed telephony services in Region II, referred to in the General Concession Plan (“PGO”) approved by Decree no. 2,534 of April 2, 1998. Such control is carried out through Brasil Telecom S.A., which is the incumbent responsible for the Switched Fixed Telephone Service (STFC) in Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

     The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the Brazilian Stock Exchange (BOVESPA), where it also comprises the Corporate Governance Level 1 and trades its American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE).

     b) Direct subsidiaries of the Company

     Brasil Telecom S.A. (“BrT”) is a telecommunication operator holding a concession to operate STFC in Region II of the PGO, covering the states of Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, and the Federal District under the terms of concessions granted by the Federal Government. New concession agreements under the local and long-distance services took effect as from January 1, 2006, effective up to December 31,2025. These new concession agreements, which provide for five-year reviews, in general, contain a higher level of intervention in the business management and various provisions related to consumer’s interests defense, as realized by the regulating agency. The main highlights are: (i) the burden of concession defined as 2% of taxes net revenues, calculated every two years, assuming as initiation the fiscal year of 2006, the initial payment of which falls on 04/30/07 and thus successively until the end of concession. Such calculation method, concerning the accrual basis, corresponds to 1% for each fiscal year; (ii) the definition of new universalization targets, especially the AICE – Special Class Individual Access of mandatory offer and Telecommunications Service Centers - PST, with entire burden to the Concessionaire; (iii) the possibility of Regulating Agency imposing mandatory alternative plans; (iv) the introduction of Regulating Agency’s right to intervene and modify concessionaire’s agreements with third parties; (v) the inclusion of parent company, subsidiary, affiliated company and third parties’ assets, indispensable to concession, as reversible assets; and (vi) the creation of Users’ Council in each concession. In addition, the regulation associated with new concession agreement provides for changes in local calls tariff system, changing from pulse to minute during regular hours, in tariff amounts of public and adjustment criteria, which had the individual excursion factor reduced from 9% to 5% and shall start to be defined by a sector index - IST, in which composition the highest weight is IPCA. The Company’s business, including the services it may provide and the rates charged, is regulated by ANATEL, pursuant to Law 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

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

     The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The latter was previously a minority investment and a subsidiary after a spin-off which took place in 2003. NTP and NTI hold interests in Internet Group (Cayman) Limited, an internet access provider, whose controlling interest was acquired in November 24, 2004 by Brasil Telecom Subsea Cable Systems (Bermuda) Ltda., an indirect subsidiary of the Company. NTP and NTI hold an interest in iG Cayman representing 9.25% and 0.16% of total shares, respectively. Jointly with Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. the total stake was 98.2% .

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. In November 2004, BrTI’s investment became a minority interest, when Brasil Telecom S.A. paid investments and started holding the control of the cable company. The interest of Brasil Telecom S.A is 74,16% of total shares as of December 31, 2005. BrT SCS Bermuda holds the total shares of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

     No-significant goodwill was generated as a result of this acquisition.

     iG Group

      BrT SCS Bermuda acquired on November 24, 2004 the controlling interest of Internet Group (Cayman) Limited (“iG Cayman”), with an interest of 63.2% of total shares as of December 31, 2004, a company incorporated under the laws of Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total shares. On the year closing date, the interest held by BrT SCS Bermuda was 88.8%. IG Cayman is a holding company, which on its turn, holds, the control of companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both of them established in Brazil.

     The iG Group started its activities in January 2000 and its operations are based mainly on providing dial up access to the internet. Additionally, the Group also provides internet services to mobile phones, broad band access, hosting and other services related to e-commerce.

     (ii) iBest Group

     iBest Group concentrates its operations on providing dialed access to the Internet, sales of advertising space for divulgation in its portal and value added services, with the availability of its Internet access accelerator.

     BrTI acquired the iBest Group in June 2003, which is composed of the following companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.. The acquisition of iBest generated goodwill, which is mentioned in Note 18.

  MTH Ventures do Brasil Ltda (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), formerly named MetroRED Telecomunicações Ltda.. BrT Multimídia is a service provider for a private telecommunications network through optical fiber digital networks, and operates in São Paulo, Rio de Janeiro and Belo Horizonte and has a long distance network connecting these major metropolitan commercial centers. It also has an Internet Solution Center in São Paulo, which offers co-location, hosting and other value added services.

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

     c) Change in the Management

     On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August, 25, 2005, a new Board of Executive Officers was elected, being the Chief Network Officer maintained in his position.

     At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors members of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company in meeting held on October 5, 2005.

     The process to change the management of Brasil Telecom Participações S.A. and the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

     d) Agreements as of April 28, 2005 under the Previous Management

     On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

     Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

     As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

     The new management of Brasil Telecom Participações S.A. and Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

without the necessary corporate approvals. In addition, the new management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

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

     The tables below present a reconciliation of net income (loss) for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity at those dates in accordance with Brazilian Corporation Law to net income and shareholders’ equity reported herein:

Net income/(loss):	2003	2004

Net income in accordance with Brazilian Corporation Law	145,139	252,222
Effect of the indexation of non-monetary assets through December 31, 2000
(mainly an increased depreciation charge)	(736,930)	(315,369)
Effect on deferred taxation of the above adjustments	260,032	126,754
Minority interest in the above adjustments	163,112	64,511

Net income / (loss) as reported herein	(168,647)	128,118

Shareholders’ equity	2003	2004

Shareholders’ equity in accordance with Brazilian Corporation Law	6,137,327	6,128,490
Effect of the indexation of non-monetary assets through
December 31, 2000	315,366	-
Effect on deferred taxation on the above adjustment	(126,754)	-
Minority interest in the above adjustments	(64,508)	-

Shareholders’ equity as reported herein	6,261,431	6,128,490

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     All assets subject to the indexation described above were totally depreciated until December 31, 2004. Thus, there is no remaining effect in net income/(loss) or shareholders’ equity originated from the indexation relating to changes in the purchasing power of the Brazilian currency until December 31, 2000.

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

3. Summary of principal accounting practices

a. Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. They are recorded at original cost plus income earned to the balance sheet date and do not exceed market value. The investment fund quotas are valued by the quota value on December 31, 2005.

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

e. Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined on a weighted average cost basis. Inventories are separated into network expansion, maintenance inventories and mobile phones and accessories for resale. Inventories for use in network expansion are classified as “Construction-in-progress” under “Property, plant and equipment”. Maintenance inventories are classified as other current and long term assets, in accordance with the period in which they be used, and the resale inventories are classified as current assets. Obsolete items are provided for through an allowance for losses. In the case of mobile phones and accessories, this provision is calculated based on the difference of average cost in relation to the sales market value (when the latter is lower).

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

     The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2004and 2005. Write-down of property, plant and equipment assets is recorded when and if necessary

h. Intangibles

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

k. Loans and financing

     Loans and financing include accrued interest and monetary or exchange variations to the balance sheet date. This accounting policy is also applicable to the guarantee contracts to hedge the debt.

l. Provisions for contingencies

     Reserves for contingencies are recognized for the estimated amounts of probable losses based on legal advice and management’s opinion of the outstanding matters at the balance sheet date, subject to monetary restatements (interest and/or inflation) when applicable. The basis and nature of the provisions are described in Note 24.

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

o. Research and development

     Research and development costs are charged to expense as incurred. Total research and development costs were R$2,566, R$430, and R$73 for the years ended December 31, 2003, 2004 and 2005, respectively.

p. Pensions and other post-retirement benefits

     Private pension plans and other retirement benefits sponsored by the Company for their employees are managed by Fundação 14, SISTEL, and Fundação BrTPrev. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from the beginning of 2002, adjustments to the actuarial deficit provision are being recognized as a period expense.

q. Employees’ profit sharing

     The Company has made a provision for granting employees the right to a share of its profits. The amount, determined to be paid in the year following the recorded provision, is in accordance with the agreement with the union, the Company’s bylaws and the labor agreement.

r. Advertising costs

     Advertising costs are expensed as incurred and amounted to R$85,712, R$133,576, and R$232,579 during the years ended December 31, 2003, 2004 and 2005, respectively.

s. Income/(loss) per share

     Income/(loss) per thousand shares have been calculated based on the number of outstanding shares at the balance sheet date, net of treasury shares.

t. Derivatives

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

u. Use of estimates

     The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, and intangibles (including the estimates of the level of future revenues and expenses by the reporting units where the goodwill has been allocated subject to impairment analysis under SFAS 142 for the purpose described in note 33.o); valuation allowances for receivables, inventories, deferred income tax assets and also provisions for contingencies. Actual results could differ from those estimates.

4. Net operating revenue

	Year ended December 31,

	2003	2004	2005

Local services:
Monthly charges	2,858,002	3,110,050	3,529,066
Measured service charges	3,490,010	3,655,450	3,480,161
Public telephones	394,525	478,805	496,766
Other	147,434	126,260	96,529

Total	6,899,971	7,370,565	7,602,522
Long distance services:
Intraregional	1,923,094	2,393,997	2,626,464
Interregional and International	562	248,909	364,098

Total	1,923,656	2,642,906	2,990,562

Mobile telephone services:	-
Telephony	-	18,219	432,977
Sales of goods	-	69,685	299,362

		87,904	732,339

Data transmission	766,196	1,068,779	1,530,985
Network services	1,050,821	970,422	941,464
Other	446,737	622,866	889,367

Gross operating revenues	11,077,381	12,763,442	14,687,239
Value added and other taxes on revenues	(3,042,487)	(3,579,541)	(4,219,054)
Discounts	(119,700)	(119,045)	(329,501)

Net operating revenue	7,915,194	9,064,855	10,138,684

There are no customers who individually account for more than 5% of gross operating revenues.

5. Cost of services and sales of good

The costs incurred in the generation of services rendered and goods sold are as follows:

	Year ended December 31,

	2003	2004	2005

Depreciation and amortization	2,517,877	2,517,476	2,273,219
Personnel	129,404	120,172	160,721
Mobile handsets and accessories	-	113,642	73,871

Materials	84,263	66,613	357,680
Services	2,370,454	2,959,656	3,102,827
Other	353,021	383,829	552,288

	5,455,019	6,161,388	6,520,606

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

6. Other net operating expenses (income)

     Following are presented the remaining income and expenses attributed to operational activities:

	Year ended December 31,

	2003	2004	2005

Taxes other than income taxes	32,461	126,154	121,109
Provision for actuarial liabilities of pension fund (b)	8,434	31,132	266,195
Technical and administrative services	(40,805)	(58,476)	(53,729)
Provisions for contingencies, net of reversal (note 24)	359,947	255,346	482,534
Subventions and Donations received	-	-	(30,113)
Fines and expenses recovered (a)	(114,583)	(182,763)	(150,458)
Settlement of dispute with Telecommunication Companies	-	(124,501)	(63,937)
Write-off of collection in process of classification	(17,936)	-	-
Write-off of advances and other credits	3,293	1,653	-
Infra-structure rentals	(44,033)	(48,384)	(67,937)
Donations and sponsoring	21,198	10,991	8,433
Investment dividends evaluated by acquisition cost	(145)	(360)	(1,828)
Court fees	1,891	4,922	12,920
Indemnifications – Telephony and other	400	337	10,465
Forfeiture dividends	(18,139)	-	-
Reversal of other provisions	2,970	(23,226)	(15,963)
Amortization of Goodwill on acquisition of investment	2,509	63,473	102,787
Other	13,845	12,773	15,425

	211,308	69,142	635,903

     (a) Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$77,734, R$65,544, and R$80,446 in 2003, 2004 and 2005, respectively.

     (b) The supplement of provision for pension funds is represented by the following events:

     (i) Adoption of new overall mortality table (UP94 + 2), equivalent to R$ 170,505 recognized in December 2005; and

     (ii) Review of the pension benefits by decease database, regarding the composition of the family group and recovery of the purchasing power of the granted benefits, equivalent to R$ 83,262, recognized in September 2005;

7.Net financial expenses

	Year ended December 31,

	2003	2004	2005

Financial income:
Interest income	(341,162)	(516,408)	(580,636)
Gain on foreign currency denominated assets	(54,622)	(100,464)	(269,889)
Financial expenses:
Interest expense	841,108	796,821	780,624
Losses on foreign currency financing	164,835	219,892	457,288

	610,159	399,841	387,387

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

8. Net non-operating expenses (income)

	Year ended December 31,

	2003	2004	2005

Losses (gain) on disposal of fixed assets	74,417	(31,057)	(47,932)
Write-off on permanent assets CRT	386,977	-	-
Losses on investments	4,253	57,832	(2,388)
Amortization of goodwill on merger of CRT	96,133	66,578	113,680
Gain (losses) on disposal of other permanent asset	2,737	-	-
Other	(5,989)	18,419	83,200

	550,022	111,772	146,560

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

9. Income and social contribution taxes benefit (expenses)

     Brazilian income taxes comprise federal income and social contribution taxes. In 2003, 2004 and 2005, the rate for income tax was 25% and 9% for social contribution tax producing a combined statutory rate of 34%.

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

     Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Year ended December 31,

	2003	2004	2005

Social contribution tax	(2,573)	(15,804)	(57,916)
Income tax	(23,949)	(67,703)	(188,463)
Deferred taxes	287,912	89,325	619,476

Total	261,390	5,818	373,097

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,

	2003	2004	2005

Pre-tax Brazilian income/(loss)	(590,156)	190,165	(443,420)
Pre-tax foreign loss	(11,347)	(29,958)	(53,092)

Income/(loss) before taxes as reported in the accompanying
consolidated financial statements	(601,503)	160,207	(496,512)
Combined statutory rate	34%	34%	34%

Tax benefit/(expense) at the combined statutory rate	204,511	(54,470)	168,814
Permanent additions:
Goodwill amortization on CRT merger and others	(32,685)	(32,077)	(55,873)
Exchange variation on equity investments	-	(9,904)	(15,546)
Losses on investments	-	(17,542)	-
Other non-deductible expenses	(11,977)	(19,673)	(18,136)
Permanent exclusions:
Non-taxable income	3,857	10,186	11,951
Other items:
Interest on shareholders’ equity	103,351	133,826	263,330
Unrecognized tax loss………………………………………	(2,269)	(833)	(18,358)
Difference in foreign tax rates………………………………….	(3,856)	(9,163)	(6,297)
Recognition of deferred Income Tax on Accumulated Tax Losses	-	13,736	50,330
Other, net	458	(8,268)	(7,118)

Income and social contribution tax benefit as reported in the
accompanying consolidated financial statements	261,390	5,818	373,097

     In 2003, 2004 and 2005, part of dividends proposed by the Company for payment at the end of the year was characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, this part of the dividend was treated as a deduction for income tax purposes.

     In 2005, the indirect subsidiary IG Brasil accomplished the necessary requirements set forth by CVM Instruction 371/02 and recorded in December deferred tax assets related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) at the amount of R$ 50,330.

The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,

	2004	2005

Deferred tax assets:
Goodwill on acquisition of CRT	59,006	-
Provisions for contingencies	236,276	335,313
Unrealized revenue	3,899	2,100
Allowance for doubtful accounts	82,209	122,694
Provision for actuarial deficiency- FBRTPREV	170,492	247,550
Tax losses carry forwards	71,648	406,531[1]
ICMS – 69/88 Agreement	50,761	68,601
Provisions for COFINS/CPMF Suspended Collection	16,110	23,631
Other	37,923	130,838

Total (see Note 14)	728,324	1,337,258

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Deferred tax liabilities:
Additional indexation expense from pre-1990	11,239	9,960
Other	35,568	26,305

Total	46,807	36,265

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

     The composition of tax liabilities is as follows:

	December 31,

	2004	2005

Federal income tax payable	75,782	228,600
Deferred tax liabilities	46,807	36,265

Total	122,589	264,865

Current	54,454	231,786
Non-current	68,135	33,079

     The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2005 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company. The taxable income, basis for the registration of the deferred tax assets is calculated under Brazilian Corporation Law.

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

2006	366,160
2007	140,261
2008	107,643
2009	91,128

____________________________
1 Equivalent to tax losses amounting to R$1,195,679 (R$210,729 in 2004), which can be carried forward indefinitely (i.e., no expiration date) against profits of future periods, limited to 30% of current year taxable income.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2010	98,680
20011 a 2013	358,202
2014 a 2015	18,583
After 2015	156,601
Total	1,337,258
Current	366,160
Non-current	971,098

     The recoverable amount foreseen after the year 2015 relates to a provision to cover the actuarial deficit of the BRTPREV pension plan (see Note 25), the liability for which is being paid over 16 years, the maximum period established by the Supplementary Pensions Department (SPC). Despite the time limit stipulated by the SPC, based on estimated future taxable income, the Company would be able to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Deferred tax assets on tax losses in the amount of R$129,416 (equivalent to R$380,635 of tax losses), attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT Multimidia, BrT CSH and BrT CS Ltda, indirect subsidiaries. In Brazil, tax losses can be carried forward indefinitely against profits of future periods, however the offset is limited to 30% of current year taxable income.

10. Cash flow information

	Year ended December 31,

	2003	2004	2005

Income and social contribution tax paid	102,923	109,275	-
Interest paid	560,055	441,144	477,599

11. Cash and cash equivalents

	December 31,

	2004	2005

Cash and bank accounts	71,890	63,283
Temporary cash investments	3,154,703	2,550,490

	3,226,593	2,613,773

     Total high-liquid investments represent amounts invested in exclusive funds managed by financial institutions and guaranteed by federal securities with average yield equivalent to DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed by US dollar future contracts traded in the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 4.00% p.a., in deposit certificates issued by financial institutions overseas and in bank deposit certificates issued by prime financial institutions with average yield equivalent to CDI.

     The subsidiary Brasil Telecom S.A. shall be subject to a partial blocking of its financial investments, at the total amount of approximately R$ 252,014, to take place after the publication of its audited financial statements. Such retention refers to the fact that the Subsidiary did not reach certain minimum amounts for certain indicators, for instance, cash generation, indebtedness and others, established in agreements entered into with loan creditors.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The breakdown of high-liquid investment portfolio is presented below, on the balance sheet closing date:

	Year endend December 31, 2005
Financial Institution	Description of securities
	LTN (swap coverage)(1)	LFT (2)	Overnight	NBC-E (3)	Over Selic	NTN-D (4)
Exclusive Funds
ABN Amro	168,888	86,195	-	-	3,125	-
Banco do Brasil	96,702	369,549	-	-	4,477	-
Bradesco	89,714	36,278	-	-	3,984	-
CEF	71,506	27,254	244	-	8,906	-
Citi FAM (Legg Mason)	230,771	18,391	-	-	12	-
Itaú	105,024	88,430	-	-	-	-
Safra	100,614	105,287	-	-	3,959	-
Santander	154,268	87,704	-	26,591	87	18,277
Unibanco	56,856	162,051	-	-	42	-
Votorantim	140,353	26,702	-	-	1,987	-
Total of Exclusive Funds	1,214,696	1,007,841	244	26,591	26,579	18,277
Other Investments
Safra	-	-	222,358	-	-	-
Total of Other Investments	-	-	222,358	-	-	-
Total of High-Liquid Investments	1,214,696	1,007,841	222,602	26,591	26,579	18,277

	Year endend December 31, 2005
Financial Institution	Description of securities				Total
	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,933)	(58)	256,217
Banco do Brasil	12	-	(3,045)	(17)	467,678
Bradesco	100	-	(706)	-	129,370
CEF	-	-	(811)	(19)	107,080
Citi FAM (Legg Mason)	-	-	(1,828)	(31)	247,315
Itaú	-	-	(1,375)	(55)	192,024
Safra	-	-	(1,459)	(62)	208,339
Santander	-	-	(1,843)	(23)	285,061
Unibanco	-	-	(1,197)	(28)	217,724
Votorantim	-	-	(764)	(18)	168,260
Total of Exclusive Funds	112	-	(14,961)	(311)	2,279,068
Other Investments
Safra	-	468	-	-	222,826
Other Institutions	37,884	10,712	-	-	48,596
Total of Other Investments	37,884	11,180	-	-	271,422
Total High-Liquid Investments	37,996	11,180	(14,961)	(311)	2,550,490

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	Year ended December 31, 2004
Financial Institution	Description of securities
	LTN (swap coverage)(1)	LFT (2)	Promissory Notes	Treasury	NBC-E (3)	Over Selic
Exclusive Funds
ABN Amro	52.789	140.189	-	-	-	23.661
Banco do Brasil	26.395	640.829	-	-	39.674	15
Bradesco	5.372	26.631	-	-	-	41.430
CEF	-	174.931	-	-	-	37.278
Citigroup	297.941	125.906	-	-	-	15
Itaú	-	386.352	-	-	-	0
Safra	-	188.501	-	-	-	27.871
Santander	-	232.597	-	-	27.352	6
SS&C Fund Services N.V.	-	-	114.139	24.477	-	-
Unibanco	139.101	189.780	-	-	-	45.385
Total of Exclusive Funds	521.598	2.105.716	114.139	24.477	67.026	175.661
Other Investments
Safra	-	-	-	78.486	-	-
Other Institutions	-	-	-	-	-	-
Total of Other Investments	-	-	-	78.486	-	-

Total High-Liquid Investments	521.598	2.105.716	114.139	102.963	67.026	175.661

	Year ended December 31, 2004
Financial Institution	Description of securities				Total
	NTN-D (4)	Open Investment Funds (Fixed Income)	Bank Deposit Certificates	Liabilities
Exclusive Funds
ABN Amro	-	-	-	(37)	216.602
Banco do Brasil	-	-	-	(36)	706.877
Bradesco	-	-	-	(4)	73.429
CEF	-	-	-	(6)	212.203
Citigroup	-	-	-	(85)	423.777
Itaú	-	-	-	(4)	386.348
Safra	-	-	-	(2)	216.370
Santander	14.445	-	-	(101)	274.299
SS&C Fund Services N.V.	-	-	-	-	138.616
Unibanco	-	-	-	(48)	374.218
Total of Exclusive Funds	14.445	-	-	(323)	3.022.739
Other Investments
Safra	-	1	-	-	78.487
Other Institutions	-	17.236	36.268	-	53.504
Total of Other Investments	-	17.237	36.268	-	131.991
Total High-Liquid Investments	14.445	17.237	36.268	(323)	3.154.730
(1) LTN - National Treasury Bill
(2) LTF - National Treasury Financial Bill
(3) NBC - Banco Central do Brasil Note
(4) NTN - National Treasury Note

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

12. Trade accounts receivable, net

	December 31,

	2004	2005

Unbilled amounts	911,655	961,060
Billed amounts	1,363,406	1,432,862
Sale of goods	79,699	120,337

Subtotal	2,354,760	2,514,259

Allowance for doubtful accounts	(243,181)	(361,446)
Service	(241,022)	(353,078)
Sale of goods	(2,159)	(8,368)

Total	2,111,579	2,152,813

The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,

	2003	2004	2005

Beginning balance	153,768	183,023	243,181
Transfer from new acquisitions	32	-	-
Provision charged to selling expense	297,826	425,741	445,183
Write-offs	(268,603)	(365,583)	(326,918)

Ending balance	183,023	243,181	361,446

13. Inventories

	December 31,

	2004	2005

Maintenance inventories	15,679	12,497
Mobile phones and accessories	209,024	114,340
Provision for losses - realization value	(43,814)	(37,036)
Provision for losses - obsolete items	(6,856)	(6,766)

	174,033	83,035

14. Deferred and recoverable taxes

	December 31,

	2004	2005

Recoverable social contribution tax	33,412	106,755
Recoverable income tax	403,954	743,868
Deferred tax assets (Note 9)	728,324	1,337,258
Sales and other taxes	632,861	601,184

	1,798,551	2,789,065

Current	841,466	1,276,740
Non-current	957,085	1,512,325

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Most of the sales and other taxes is related to the ICMS (value added tax) recoverable which arose from credits recorded on the acquisition of fixed assets, whose compensation with ICMS payable is recorded in 48 equal installments.

15. Other assets

	December 31,

	2004	2005

Loans and financing	129,017	110,271
Accounts receivable from telecommunication companies	100,331	8,018
Prepayments	97,691	95,569
Accounts receivable from assets disposals and others	336	-
Recoverable advances	66,736	78,142
Court deposits	621,000	806,266
Escrow agreements	34,181	1,299
Assets available for sale	276	9,175
Tax incentives	14,473	14,473
Other	14,670	15,360

	1,078,711	1,138,573

Current	388,406	304,645
Non-current	690,305	833,928

     The Loans and financing asset include the amount of R$101,098 (R$118,273 at December 31, 2004), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a transfer of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% per year and the semiannual Libor rate plus 1% to 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables. The Company is providing for deferred tax on the financial income generated from such loans. The corresponding deferred tax is recognized as a long-term liability.

     The majority of the court deposits relates to the labor and tax cases, with the most significant individual item being the ICMS (State VAT) as mentioned in Note 21.

16. Investments

	December 31,

	2004	2005

Fiscal incentive and other investments	75,759	68,703

	75,759	68,703

     Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting into shares or capital quotas of tax incentives in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law

17. Property, plant and equipment, net

a. Composition:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	December 31,

	2004	2005

Construction-in-progress	651,526	631,073
Automatic switching equipment	6,577,868	6,641,351
Transmission and other equipment	15,928,310	16,953,976
Buildings	5,600,932	5,774,813
Other assets	3,540,335	4,012,204

Total cost	32,298,970	34,013,417

Accumulated depreciation	(22,939,012)	(25,330,697)

Property, plant and equipment, net	9,359,958	8,682,720

     Transmission and other equipment includes: transmission equipment, aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

     Other assets include: underground cables, computer equipment, vehicles, land and other assets. Within “Other assets” the book value of land is R$110,254 at December 31, 2004 and R$109,241 at December 31, 2005.

     According to the STFC concession contracts, the Company assets that are indispensable for providing the service and qualified as “reversible assets” at the time of expiration of the concession will automatically revert to ANATEL, and the Company will be entitled to the right of compensation stipulated in the legislation and the corresponding contracts. The gross cost of reversible assets on December 31, 2005 was R$ 20,475,919, and the residual amount on the same date of R$ 4,827,626 (unaudited information).

Changes in property, plant and equipment for the year ended December 31, 2004 and 2005 are:

	Year ended December 31,

	2004	2005

Beginning balance	9,579,829	9,359,958
Merged Property, Plant and Equipment	237,808	-
Additions	2,640,005	1,978,030
Disposals	(245,568)	(113,379)
Depreciation	(2,852,116)	(2,541,889)

Ending balance	9,359,958	8,682,720

b. Capitalized interest

     As required in the telecommunication industry at that time, the Company capitalized interest attributable to construction-in-progress, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans specifically related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$61,330, R$9,043, and R$19,852, were capitalized in 2003, 2004 and 2005, respectively. Capitalized interest is depreciated over the same period as the associated assets.

c. Depreciation rates

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The annual depreciation rates applied to property, plant and equipment are as follows:

%

Automatic switching equipment	20.00
Transmission and other equipment	20.00
Buildings	4.00
Other assets (excluding land) average rate	10.77

     In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by National Institute of Technology - INPI, on January 12, 2004, decided to change the depreciation rates of some equipment, covering underground systems (from 4% to 10%), metallic cables (from 10% to 20%) and network management equipment (from 10% to 20%). This change generated a reduction in consolidated net income and minority interest, in the amount of R$191,721 (R$0.53 per thousand shares) in 2004.

d. Rentals

     The Company rents equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases, was as follows:

	Year ended December 31,

	2003	2004	2005

Rent expense	232,631	386,076	498,432

     Rental commitments relating to these contracts where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

Year ending December 31, 2005

2006	14,080
2007	13,980
2008	11,608
2009	1,909

Total	41,577

e. Impairment analysis

Property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Projections at balance sheet date support the recoverability of these assets based on the expansion of the Company’s operations, and on the maintenance of profitable margins in its various business segments. However, if the Company is not successful in meeting its operational and business targets, it is possible that part or all of the assets of its segments will be impaired in the future.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

18. Intangibles

	December 31,

	2004	2005

Goodwill on merger of CRT (a)	113,681	-
Goodwill on acquisition of iBest (b)	74,076	49,102
Mobile personal services licenses (c)	303,176	307,684
Other licenses (d)	11,713	11,713
Goodwill on acquisition of GlobeNet (note 1b.i)	6,584	4,703
Goodwill on acquisition of BrT Multimídia (e)	95,651	73,578
Goodwill on acquisition of iG (f)	267,086	227,326
Others	24,746	-

	896,713	674,106

     (a) On December 28, 2000, a corporate reorganization resulted in the merger of CRT into the Company with effect from December 1, 2000. The restructuring process included a downstream merger performed in accordance with the requirements of Instructions 319/99 and 320/99 of the CVM with the objective of achieving the deductibility for income tax purposes of amortization of the goodwill. As a consequence, a special goodwill reserve was recorded at the CRT level in shareholders’ equity with the related tax benefit of the future goodwill amortization recorded as a deferred tax asset in the amount of R$321,856 (this tax benefit was showed in the consolidated balance sheet as part of deferred and recoverable taxes until December 31, 2004 in the amounts of R$59,006 see Note 9). As a result of this corporate reorganization, in Brasil Telecom’s books, goodwill was recomputed reducing its original amount to R$480,691, net of the tax benefit, including the unamortized balance of goodwill recognized in previous acquisitions

     (b) In June 2003, as a result of several statutory acts in iBest Holding Corporation - IHC and in its subsidiaries, BrTI acquired the control of the iBest Group. The acquisition of iBest generated goodwill of R$117,216, which will be amortized over the upcoming years proportionally to the profits generated by iBest Group.

     (c) Relates to three Personal Communication Service (PCS) license contracts signed with ANATEL in 2002 by the indirect subsidiary Brasil Telecom Celular S.A. The cost of these licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has its fixed telephone concession, amounted to R$191,495, of which 10% was paid upon signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was recognized as a liability of the subsidiary and is payable in five equal and successive annual installments falling due between 2006 and 2010. During the second quarter of 2004 new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore them are similar to those applicable to the previous authorizations, and the maturities of the installments of these new authorizations are foreseen for 2007 to 2012. The outstanding balance is subject to price-level restatement based on the variation of the IGP-DI index plus interest of 1% per month. On December 31, 2005, the restated liability was R$295,300 (R$394,404 in 2004) and is presented under the caption other liabilities, in non-current liabilities.

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

     (e) On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of BrT Multimídia. This acquisition generated goodwill of R$110,366, which will be amortized over the upcoming years proportionally to the profits generated by BrT Multimídia.

     (f) BrT SCS Bermuda acquired on November 24, 2004 the controlling interest of iG Cayman, with an interest of 63.2% of total shares as of December 31, 2004, a company incorporated under the laws of Cayman Islands. On July 26, 2005, BrT SCS Bermudas complemented a additional acquision of 25,6% of total shares of the iG Cayman. On December 31, 2005, the Company had an interest of 88,8% of total shares of the iG Cayman. iG Cayman is a holding company which owns the controlling interest of iG Brazil and Central de Serviços Internet Ltda., both incorporated in Brazil. The acquisition of iG Group generated goodwill of R$322,879, which will be amortized under Brazilian GAAP in five years .

19. Payroll and related accruals

	December 31,

	2004	2005

Salaries and wages	4,553	3,995
Accrued social security charges	63,486	67,902
Accrued benefits	5,623	6,391

	73,662	78,288

20. Accounts payable and accrued expenses

	December 31,

	2004	2005

Suppliers	1,787,744	1,787,858
Third-Party Consignments	96,411	207,617

	1,884,155	1,995,475

21. Taxes other than income taxes

	December 31,

	2004	2005

ICMS (Value-added tax)	1,192,921	1,124,942
Other indirect taxes on operating revenues	179,133	253,545

	1,372,054	1,378,487

Current	767,112	803,486
Non-current	604,942	575,001

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     With respect to PAES, the remaining balance amounts to R$31,224 (R$42,596 in 2004), payable in 90 monthly installments. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

     With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

22. Dividends and employees’ profit sharing

	December 31,

	2004	2005

Dividends payable to:
Controlling shareholder	48,472	56,486
Minority shareholders (a)	387,755	443,323
Employees’ profit sharing	63,799	64,445

	500,026	564,254

     (a) Includes R$58,402 in 2004 and R$92,537 in 2005 of unclaimed dividends from prior years, which will be reversed to retained earnings if not claimed within three years.

23. Loans and financing

	December 31,

	2004	2005

Financial institutions (a)	3,205,114	3,005,970
Debentures (b)	881,717	718,124
Loans from suppliers and others (c)	30,016	27,187
Hedge (g)	126,169	349,099
Accrued interest	465,213	468,701

	4,708,229	4,569,081

Current	856,638	1,201,681
Non-current	3,851,591	3,367,400

a. Financial institutions

     Financing from financial institutions denominated in local currency, as of December 31, 2005, bore fixed interest of 2.4% to 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 9.75% per annum at December 31, 2005) plus 3.85% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency, which was 14.0% per annum at December 31, 2005) plus 3.85% to 6.5% per annum, 100% of CDI (Interbank Deposit rate, which was 18.15% per annum at December 31, 2005), CDI + 1% and IGP-M (General Market Price Index, which was 1.21% per annum at December 31, 2005) plus 12% per annum. In 2005 this resulted in an average rate of 14.3% per annum.

     Financing denominated in foreign currency bears fixed interest rate of 0% to 9.38% per annum resulting in an average rate of 8.9% per annum, , a variable interest rate of LIBOR plus 0.5% to 2.5% per annum, and YEN LIBOR plus 1.92%, resulting in an average rate of 2.4% per annum. The LIBOR and YEN LIBOR rates, for semi-annual payments was 4.7% and 0.06938% per annum on December 31, 2005 respectively.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Debentures

     Company:

     In 2000, the Company issued debentures convertible into preferred shares, for the purpose of financing part of the investment program of the Subsidiary. The restated balance of the debentures, amounting to R$279,902, will be amortized in one more installment, maturing in July 2006.

     The debentures yield interest equivalent to a spread of 4% per annum plus the Brazilian long-term interest rate (TJLP) of 9.75% per annum as of December 31, 2004 and 2005, semiannually payable.

     Subsidiary BrT:

     Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures is R$547,767, with maturity period of five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

     As of December 31, 2004, no debentures issued by the Company had been repurchased.

c. Loans from suppliers and others

     The main part accounted for as loans from suppliers and others, amounting R$23,290, is related to a debt due by Vant to the former parent company. This liability will due on December 31, 2015, bearing US dollar exchange variation.

d. Repayment schedule

     Non-current debt is scheduled to be paid as follows:

2005

2007	920,374
2008	503,868
2009	907,156
2010	402,850
2011	121,563
2012 and after	511,589

3,367,400

e. Interest Rate and Currency analysis

	Exchange rate at
	December 31, 2004 and 2005	December 31,

	(Units of one Brazilian real)	2004	2005

Floating Rate Debt:
Brazilian reais		3,319,346	3,184,638
U.S. dollars	2.6544 and 2.3370, respectively	101,056	85,468
Yens	0.025935 and 0.019833, respectively	562,927	430,418

		3,983,329	3,700,524

Fixed Rate Debt:
Brazilian reais		16,007	29,841
U.S. dollars	2.6544 and 2.3370, respectively	580,153	488,088
Yens	0.025935 and 0.019833, respectively	2,571	1,529

		598,731	519,458

Hedge adjustments		126,168	349,099

Total		4,708,229	4,569,081

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

f. Covenants and guarantees

     The agreements that govern our debt, including our credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under a credit facility with BNDES may trigger the acceleration of other agreements representing our indebtedness.

     During December 2004, we initiated a process of adjusting the covenants related to certain agreements with BNDES, in order to fit them to the new reality of the telecommunications sector and our company. As part of this adjustment process, we and BNDES introduced a new mechanism in the credit facility agreements. In the event of a failure by us to comply with semi-annual financial covenants, instead of the right to accelerate the entire amount of the debt, which may trigger cross-defaults in our debt instruments, BNDES may request the retention of funds in a blocked account in an amount equivalent to three times the highest installment of principal plus interest due under such agreement.. If we, after the creation of such a blocked account, we again fail to comply with the financial covenants, then BNDES will have the right, but not the obligation, to declare the acceleration of the debt. The adjustment process extended these remedies to all BNDES agreements to which we are a party, effective as of December 31, 2004. Any failure by us to comply with the financial covenants of our debt instruments, and subsequent acceleration of our debt by BNDES, would have a material adverse effect on our ability to conduct our operations.

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million (see description in PART II of this report in our Financial Statements). Such provisions, if booked, could affect our results and, accordingly, jeopardize the compliance in the fiscal year ended on December 31, 2005 until and including the third quarter of 2006 of financial covenants set forth in certain debt agreements, including the credit facilities with BNDES, the “Escritura de Emissão”. relating to the Debentures of the 4th issuance, being the 3rd public, the loan agreements entered into with Japan Bank of International Cooperation (“JBIC”) and with Sumitomo – Mitsui Banking Corporation. Therefore, prior to making the decision to book the provisions, we initiated negotiations with our creditors to adjust the affected financial covenants, in particular the ratio between EBTIDA and the financial expenses.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On January 06, 2006, we entered into negotiations with BNDES and the financial institutions acting as its agents under the credit facilities. In view of our failure to comply with certain financial covenants, BNDES decided to retain funds in a blocked account equivalent to the highest installment plus interest due under agreement in an amount of R$252,0 million. In February 2005, the agreements were amended to determine that the funds to be retained shall be equivalent to the highest installment plus interest, instead of three times such figure, as provided for in the initial amendment to the credit facilities.The release of amount to be blocked shall occur as soon as the Subsidiary returns to comply with financial relations set forth in the agreements or is successful in the renegotiation of financial covenants agreed.

     On January 30, 2006, the holders of our outstanding debentures of the 4th issuance approved an adjustment to the financial covenant relating to the ratio between Consolidated EBITDA and Consolidated Financial Expenses, contained in Section 4.19.1(e)(i) Escritura de Emissão from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter of 2005, until and including the third quarter of 2006. If we had not obtained this amendment, we would not have been in compliance with this financial covenant for the fourth quarter of 2005, when we reached a ratio of 2.19.

     On February 17, 2006, we signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with Sumitomo Mitsui Banking Corporation, dated March 24, 2004. These amendments adjusted the financial covenants in each respective loan agreement relating to EBTIDA and the financial expenses from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter until and including the third quarter of 2006. For the fourth quarter of 2005 we achieved a Consolidated EBITDA over Consolidated Financial Expenses ratio of 2.19.

     Regarding the loan agreements with BNDES, we failed to comply with the financial covenant of Brasil Telecom Participações’ consolidated results. The Consolidated EBITDA over Consolidated Financial Expenses ratio was supposed to remain above or equal to 2.50, but we reached 2.19 in the fourth quarter of 2005. Following the provisions established in the agreements, BNDES started to run, as from April 2006, a retention up to R$250 million of our cash investments, without penalties concerning interest or fees, which will be valid until we achieve the 2.50 ratio.

     On February 3, 2006, we obtained a waiver from BNDES in order to avoid the acceleration of the agreements in view of a potential failure to comply with the financial covenants of Brasil Telecom Participações' consolidated results in the first half of 2006.

     Compliance with these covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants, or to obtain waivers from our lenders, our debt agreements may be accelerated and the terms of our debt agreements may be otherwise amended adversely. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets.

g. Swap contracts

     As of December 31, 2005 the Company had R$573,555 (R$681,209 as of December 31, 2004) of debt denominated in U.S. dollars and R$431,947 (R$565,498 as of December 31,2004) of debt denominated in Yens, before hedge adjustments.

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

(b) The change in the exchange rate is that quoted by the Brazilian Central Bank, plus an annual fixed interest rate of from 1.9% to 26% per annum.

     The details of the notional values and maturity periods are as follows:

	December 31, 2005

	U. S. dollars/UMBNDES	Yen

Number of contracts	34	91
Original values ($ thousand)	42,441	21,572,765

Maturity periods ($ thousand):
Up to 1 year	35,559	2,888,056
1 to 3 years	6,882	18,684,709

     The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

     The swap operations resulted in losses of R$83,188, R$92,735 and R$266,572 during the years ended December 31, 2003, 2004 and 2005, respectively, which were recorded in financial expense and financial income, in that order.

24. Provisions for contingencies

a) Contingent Liabilities

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

     Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are being discussed under administrative and judicial scopes and in various levels, from preliminary to extraordinary ones..

     It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual or procedural status related to each lawsuit.

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

Civil Suits

     The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases related to community telephony plans and indemnification consumer lawsuits.

Classification by Risk Level

Contingencies with Probable Risk

     Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	Year ended December 31,

	2004	2005

Labor	414,221	567,273
Tax	112,702	164,848
Civil	215,302	276,693

Total	742,225	1,008,814

Current	327,643	336,654

Non-current	414,582	672,160

     Changes in the provision for the years ended December 31, 2003, 2004 and 2005, were as follows:

	Year ended December 31,

	2003	2004	2005

Beginning balances	389,224	698,978	742,225
Contingencies paid during the year	(50,192)	(212,100)	(215,945)
Additional provisions	387,209	358,370	485,331
Reversal of provisions	(27,263)	(103,023)	(2,797)

Ending balances	698,978	742,225	1,008,814

     Labor

     There was a net increase in labor contingences in 2005 of R$153,052. This increase is caused by the recognition of monetary restatements and effects of the revaluations of contingent risks, derived from events occurred in the year, that determine the additional

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

recognition of a provision in the amount of R$256,598, by new additions amounting to R$17,943, reclassification of other liabilities totaling R$1,596 and reduction due to payments which amounted to R$123,085.

The revaluations of contingent risks mainly refer to reviews of lawsuits related to the joint/subsidiary liability, overtime, salary parity, risks, reintegration, tenure, remuneration differences and supplement of FGTS indemnifying penalty resulting from understated inflation, which amounted to R$ 139,204.

The main objects that affect the provisions for labor claims are the following:

(i)	Risk Premium - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv)	Joint/Subsidiary Liability - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime - refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Re-integration - pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility to terminate labor contract without a cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to Santa Catarina branch, and

(viii)	Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Tax

In 2005, the provision at the amount of R$ 51,146 had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, arising from events which occurred in the year, which totaled a reduction of R$ 35,450, recording of new provisions at the amount of R$ 92,851 and reduction due to payments that totaled R$ R$ 5,255.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The entry of new amounts refers to the Company’s decision to record provisions related to ICMS credits, of witch validity is questioned by the State Tax Authorities, and a conclusive decision by the Judiciary Branch has not been rendered yet. It is also important to point out that adjustments were made in the Tax Recovery Program (“REFIS”), with partial recognition of the surplus debt.

In addition, other main lawsuits provided for are as follows:

(i)	Social security - Related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary; and;

(ii)	Federal Revenue Department - several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO.

Civil

In 2005, a provision at the amount of R$ 61,391 had a net increase, represented by monetary restatements and effects of revaluations of contingent risks, arising from events which occurred in the year, which totaled R$ 102,284, filings of new lawsuits at the amount of R$ 48,308 and reduction due to payments, which totaled R$ 89,201.

The revaluations of contingent risks mainly refer to lawsuits subject to capital participation agreements, lawsuit for damages and consumer lawsuits, which amounted to R$ 48,404.

The lawsuits provided are the following:

(i)	Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non- delivery of printed residential telephone directories; and

(v)	Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies with Possible Risk

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	Year ended December 31,

	2004	2005

Labor	659,328	429,169
Tax	1,187,709	2,141,388
Civil	1,060,334	1,833,336

Total	2,907,371	4,403,893

Labor

In 2005, a net reduction occurred at the amount of R$ 230,159, represented by monetary restatements and effects of revaluations of contingent risks, arising from events occurred in the year, which totaled R$ 299,969, filings of new lawsuits at the amount of R$ 69,810.

The reduction resulted from revaluation of risks mainly referring to reviews of lawsuits related to joint/subsidiary responsibility, overtime, salary parity, risks, reintegration, and tenure, differences of profit sharing and supplement of FGTS indemnifying fine resulting from understated inflation.

The filings of new lawsuits mainly refer to those related to joint/subsidiary responsibility and supplement of FGTS indemnifying fine resulting from understated inflation.

The main purposes composing the labor nature possible losses refer to joint/subsidiary liability, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions, and request for remuneration consideration due to overtime supposedly exceeding the regular working hours agreed upon.

Tax

The increase which took place in 2005 was R$ 953,679, presented by monetary restatements and effects of revaluation of contingent risks, arising from events which took place in the year, which totaled R$ 711,250 and filings of new lawsuits at the amount of R$ 242,429.

The revaluations mainly arise from lawsuits dealing with the assessment of pension plan contribution on allowances, which, according to the understanding of the Company do not comprise the contribution salary, once its exclusion is expressly provided for in the Article 28, paragraph 7, of Law 8,212/91, the Cost Plan.

Matters whose merit have not been conclusively decided by the Higher Courts, such as the transfer of PIS/COFINS, the levy of ISS in auxiliary services and not listed in the Services List attached to LC #116/03, as well as the reversal of ICMS credits, in the interpretation of the Tax Authorities, were reclassified.

The entries of new contingencies refer to amounts supposedly due related to the Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the understanding of its calculation basis by ANATEL, in judicial discussion, new

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

assessments dealing with the supposed levy of ICMS in the activities described in the Agreement #69/98, as well as questioning exemption granted by state law, in addition to the supposed levy of ISS on auxiliary services to communication.

Also concerning FUST, this fund was enacted by Law #9,998/00 and regulated by the Decree #3,624/00, establishing a contribution of 1% over gross revenue from telecommunications, minus the installments of taxes incurring on the referred revenue and the transfers made among operators. The levy started taking place as of 1/1/01.

By means of the Resolution #247, as of 12/14/00, ANATEL ruled the calculation system of the referred contribution, promptly adopted by the Company until 1/31/04, when the regulating agency issued the Order # 29/03, which recognized the deductibility of the transfer to other operators, of interconnection in the calculation basis, criterion adopted in the period from February 2004 to November 2005.

On December 31, 2005, ANATEL by means of the Abstract 01 determined a new calculation basis for the contribution to FUST, with retroactive effects since 1/1/01. With the increase in the calculation basis by “infralegal” (decree or administrative act of lower hierarchy) normative act and non-retroactivity of effects of Abstract 01/05, the Company brought lawsuit, represented by the Brazilian Association of Switched Fixed Telephone Service Concessionaires– ABRAFIX and jointly with other non-affiliated operators, to remove its application. While the injunction is not granted, the Company opted for judicial deposit as from December 2005.

On December 31, 2005, the balance provisioned for FUST, recorded in the indirect taxes liabilities was R$ 8,004, amount of which destined to judicial deposit in January 2006.

The difference of amount among criteria of Resolution 247/00 and Order 29/03 is R$ 34,639, unfavorable to the Subsidiary, which according to its internal and external legal advisors, based on the Federal Constitution and Brazilian Tax Code, the risk of loss associated with the matter under discussion is assessed as possible.

The other main lawsuits considered as possible loss are presented as follows:

(i)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(ii)	Public civil questions discussing the alleged transfer of PIS and COFINS to the end consumers;

(iii)	ICMS (State VAT)– on international calls;

(iv)	ICMS (State VAT) - Differential of rate in interstate acquisitions;

Civil

The increase occurred in 2005 was R$ 773,002, represented by monetary restatements and effects of revaluation of contingent risks, arising from event which occurred in the year, which totaled a net reduction of R$ 99,701 and filings of new lawsuits at the amount of R$872,703.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The reduction resulting from revaluation of risks mainly refer to reclassification for probable risk of lawsuits subject to capital participation agreements, lawsuit for damages and consumer lawsuits.

The filings of new lawsuits are basically comprised of lawsuits related to pleadings for distribution of lawsuits of Brasil Telecom S.A., resulting from former PCT’s (Community Telephony Program), civil liability lawsuits and consumer lawsuits.

The main lawsuits are presented as follows:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: lower courts, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumer nature; and

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies with Remote Risk

     In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$1,310,845 (R$1,490,365 in 2004). This decrease are shown by nature, whose amounts of Labor Contingencies are R$ 166,755 (R$ 165,332 in 2004); Tax Contingencies are R$ 700,858 (1,017,688 in 2004); and the Civil Contingencies are R$ 443,232 (R$307,345 in 2004).

     Management does not believe that the ultimate outcome of any litigation described above will have a material adverse effect on the Company’s financial position, or results of operations after consideration of the provisions described above.

Letters of Guarantee

     The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$639,499 (R$311,976 on December 2004). Most of these contracts the remainder is for an indeterminate period of time. The remuneration for these contracts varies between 0.50% p.a. and 2.00% p.a., representing a weighted average rate of 0.90% p.a.

     The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 15.

b) Contingent Assets

     As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

interpretation sustained by its legal advisors, the assessment of success in future filing of appeals is assessed as probable:

     PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. The amount estimated recoverable is R$ 242,488. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

     The Company is awaiting the judgments of lawsuits brought by the Company and its Subsidiary and the amounts attributed to contingent assets were not recognized in the financial statements.

25. Provision for pensions and other benefits

a. Pension and other post employment benefit plans

     Brasil Telecom sponsors various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000; and (iii) Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System, and Fundação BrTPrev, former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000.

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

     Details of the pension plans are as follows:

a.1 FUNDAÇÃO 14

     As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

     In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, has been rendering management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans..

     a.1.1 Description of the plans

     TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

     This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, this plan, concerning the defined contribution, started being offered as of March 2005. TCSPREV currently provides assistance to nearly 61.9% of the staff.

     PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)

     Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

     a.1.2 Contributions

     TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

     Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary – limited to R$ 18,582.00 for 2005 - , according to participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

cost of all administrative expenses and risk benefits. In 2005, contributions by the sponsor to the TCSPREV group represented 6.41% of the payroll of the plan participants. For employees, the contributions represented 5.79% .

     PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)

     The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

a.2 FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

     The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

a.2.1 Description of the plans

PBS-A - Defined benefit pension plan and PAMA - Retirees’ health care plan and PCE - Special Coverage Plan (Defined Contribution)

     Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

a.2.2 Contributions

PBS-A - Defined benefit pension plan

     Contributions to the PBS-A plan are only required in case of an actuarial deficit. As of December 31, 2005, the PBS-A plan was in surplus.

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

a.3 Fundação BrTPrev

     The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

a.3.1 Description of the plans

BrTPREV plan

     Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended.BrTPREV currently covers approximately 35.2% of employees.

Brasil Telecom Founder and Alternative plans

     Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.1% of the staff.

a.3.2 Contributions

BrTPREV plan

     The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary (limited to R$ 19,222 per year for 2005), according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Company. The Company is responsible for the administrative cost of the plan and the disbursement of the benefits. In 2005 contributions by the Company represented on average 6.21% of the payroll of the plan participants, whilst the average employee contribution was 5.43% (5.86% and 5.11% in 2004, respectively).

Brasil Telecom Founder and Alternative plans

     The regular Company contributions in 2005 to the Founder plan were an average of 4.06% of the participants’ payroll. Employees contributed at variable rates according to age, service time and salary, at an average rate in 2005 of 4.06% (2004 - 2.39%) . In the Alternative Brazil Telecom plan, the participants also pay an entrance fee, depending on age when joining the plan.

     The amortizable mathematical reserve, related to the current amount of the sponsor’s supplementary contribution, in view of the actuarial failure of the plans managed by FBrTPREV, has the maximum settlement period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Plan Department, dated January 25, 2002. Of the maximum period established, 16 years still remain for complete settlement.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

a.4 Status of the SISTEL and FbrtPrev plans

     The status of the SISTEL and FBrTPrev plans at December 31, 2004 and 2005 is presented below, in accordance with CVM Resolution 371/2000:

	FBRTPREV – BrTPREV Founder and Alternative		Fundação 14 - TCSPREV
	2004	2005	2004	2005
CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with benefits granted Actuarial liabilities with benefits to be granted (=) Total present value of actuarial liabilities Fair value of plan assets	973,323 83,379 1,056,702 (555,256)	1,290,201 72,608 1,362,809 (634,894)	171,212 147,861 319,073 (475,911)	188,953 148,220 337,173 (645,051)
(=) Net Actuarial Liability/(Asset)	501,446	727,915	(156,838)	(307,878)
CHANGES IN NET ACTUARIAL LIABILITY/(ASSETS)
Present value of actuarial liability - beginning
  of period
Cost of interest
Current service cost
Net benefits paid Actuarial (gain) or loss on actuarial liability
Actuarial (gain) or loss on actuarial liability	990,752 160,304 377 (92,657) (2.074)	1,056,702 164,212 141 (103,089) 244,843	281,803 31,013 3,700 (13,171) 15,728	319,073 35,187 4,090 (16,604) (4,573)
Present value of actuarial liability - end of period	1,056,702	1,362,809	319,073	337,173
Fair value of plan assets at the beginning of the
 period
Expected income from plan assets
Regular contributions received by the plan
Sponsor
Participants
Amortization contributions received from
 the sponsor
Payment of benefits	486,348 62,798 291 18 273 98,476 (92,657)	555,256 84,215 232 130 102 98,280 (103,089)	436,702 50,932 1,448 889 559 - (13,171)	475,911 184,393 1,351 796 555 - (16,604)
Fair value of plan assets at the end of the period	555,256	634,894	475,911	645,051
(=) Value of the Net Actuarial Liabilities/(Assets) (1)	501,446	727,915	(156,838)	(307,878)

(1) In case of net actuarial asset, there is no accounting recognition at the Sponsor.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	FBRTPREV – BrTPREV Founder and Alternative		Fundação 14 - TCSPREV
	2004	2005	2004	2005
EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Current service cost Contributions from participants Cost of interest Income from plan assets Actuarial losses recognized	359 (273) 160,304 (62,798) (2,074)	11 (102) 164,212 (84,215) 244,843	3,700 (559) - - -	4,090 (555) - - -
Total expense recognized	95,518	324,749	3,141	3,535
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability (6% + inflation)	15.54%	11.30%	11.30%	11.30%
Total income expected from plan assets	15,54%	12.34%	18,10%	12.34%
Estimated index for salary increase	2%	2%	2%	2%
Inflation rate	9.00%	5.00%	5.00%	5.00%
Over Mortality table (2)	UP84	UP94 + 2	UP84 + 1	UP94 + 2
Disability table	Álvaro Vindas	Álvaro Vindas, - 20% until 40 years old; and +30% above 40 years old.	Mercer Disability	Álvaro Vindas, - 20% until 40 years old; and +30% above 40 years old.
Mortality rate of disabled	IAPB-57		IAPB-57
Turnover rate	N/A		0.15/(working time +1); zero after 50 years	N/A
Retirement age	60 years		60 years
N/A: Not Applicable

(2) In December 2005, the Board of Executive Officers of Brasil Telecom S.A., in compliance with recommendation of its independent actuaries, approved the adjustments of actuarial assumptions and started to adopt the overall mortality table UP94 with two-year grievance and separated by sex. The table adopted corresponds to current expectation of longevity of participants of sponsored plans. As an effect of such change, Brasil Telecom S.A. recognized a supplement of R$ 170,505 to the provision for pension fund liabilities.

SUPPLEMENTARY INFORMATION – 2005
(a) The plan assets are the position on December 31, 2005. With reference to BrTPREV the assets refer to September 30, 2005 projected for December 31, 2005.
(b)The data used is from September 30, 2005 and October 31, 2005 for TCSPREV and BrTPREV, respectively. Such data was projected to December 31, 2005, for both the plans.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	SISTEL - PBS-A		Fundação 14 - PAMEC
	2004	2005	2004	2005
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits Actuarial liabilities with benefits to grant (=) Present value of actuarial liabilities Fair value of plan assets	529,690 - 529,690 (688,827)	570,260 - 570,260 (738,735)	852 34 886 (1,009)	1,063 36 1,099 (925)
(=) Net actuarial liability/(asset)	(159,137)	(168,475)	(123)	174
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)

• Present value of actuarial liability beginning of period Cost of interest Current service cost Net benefits paid Actuarial (gain) or loss on actuarial liability	514,254	529,690	2,678	886
	55,706 - (44,940) 4,670	57,197 - (46,997) 30,370	302 1 (43) (2,052)	98 1 (83) 197
Present value of actuarial liability end of period	529,690	570,260	886	1,099
Fair value of plan assets at the beginning of the period Earnings (losses) from plan assets Payment of benefits	614,450 119,317 (44,940)	688,827 96,905 (46,997)	992 60 (43)	1,009 (1) (83)
Fair value of plan assets at the end of the period	688,827	738,735	1,009	925
(=)Amount of Actuarial Liability/(Asset), net( (1)	(159,137)	(168,475)	(123)	174
(1) In case of net actuarial assets, there is no accounting recognition at the Sponsor

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Constitution of the actuarial liabilities	-	-	(1,686)	174
Total expense recognized	-	-	(1,686)	174
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	11.30%	11.30%	11.30%	11.30%
Total income expected from plan assets	12.20%	13.75%	16.51%	11.47%
Estimated index for increase in benefits	5.00%	5.00%	5.00%	5.00%
Overall Mortality table	UP84 + 1	UP84 + 2	UP84 + 1	UP94 + 2
Disability table Starting age for benefits	N/A		Mercer Disability
	N/A		100% in eligibility to retirement
Inflation rate	5.00%	5.00%	5.00%	5.00%
N/A: Not Applicable

SUPPLEMENTARY INFORMATION – 2005
a) The assets of the plans are the position for November 30, 2005.
b) The data used is for September 30, 2005 to PBS-A, , projected to December 31, 2005. The data used is for November 30, 2005 to PAMEC.

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

     The first grant of stock options under Program B occurred on December 17, 2002 with 622,364 options issued. The second grant of options occurred on December 19, 2003 with 308,033 options. 22, 298 options of the first grant lapsed during 2003. The third grant of options occurred on December 21, 2004 with 507,650 options. No options lapsed during 2005.

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

     The information related to the general plan to grant stock options is summarized below:

	2004		2005
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Opening balance	907,469	11.73	1,415,119	13.00
Granted	507,650	15.28	-	-
Lapsed options	-	-	1,004,382	13.00
Closing balance	1,415,119	13.00	410,737	13.00

     None of the options granted had been exercised as of the balance sheet date and the balance of the options represents 0.26% the total outstanding stocks at that date (0.26% in 2004).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, for the Company would be R$482 (R$1,254 in 2004).

c. Other employee benefits

     Other benefits granted to employees include private health and dental care plans, meal allowances, group life insurance, occupational accident insurance, sickness allowance and transportation subsidies.

26. Shareholders’ equity

a. Share capital

     Authorized capital stock as of December 31, 2005 was 700 billion shares. The Company’s issued and paid up capital stock is comprised of preferred shares and common shares, all without par value, as shown in the table below:

	In thousands of shares

				Treasury
	Common	Preferred	Subtotal	Shares	Total

Number of shares as of December 31, 2002	131,663,517	219,863,511	351,527,028	(692,000)	350,835,028
Issuance of shares	2,368,171	2,806,677	5,174,848	(788,800)	4,386,048

Number of shares as of December 31, 2003	134,031,688	222,670,188	356,701,876	(1,480,800)	355,221,076
Issuance of shares	-	3,337,565	3,337,565	-	3,337,565

Number of shares as of December 31, 2004	134,031,688	226,007,753	360,039,441	(1,480,800)	358,558,641
Issuance of shares	-	3,929,773	3,929,773	-	3,929,773

Number of shares as of December 31, 2005	134,031,688	229,937,526	363,969,214	(1,480,800)	362,488,414

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

b. Treasury Stock

     On December 31, 2005, 2004 and 2003, 1,480,800 thousand common shares were held in treasury. These treasury shares are derived from the stock repurchase program.

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

     None of the common shares acquired were sold during the 2005 financial year.

     On December 31, 2005, the Company’s common stock was quoted on the BOVESPA exchange at R$23.80 per thousand shares. The common stock held in treasury represented R$35,184, quoted at the market value on that date.

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

     In 2005, the Company reversed R$596,883 (R$31,907 in 2004), according to its current policy for common and preferred shareholders remuneration.

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

     Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (the “JSCP”). The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2004 and 2005 as JSCP. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes and is deducted from compulsory dividends, net of withholding income tax.

     The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporation Law and the Company’s by-laws are shown in the table below:

	2004	2005
Net income/(loss) of the year	128,118	(29,555)
Adjustments necessary to reach net income on a Brazilian Corporation Law basis	140,150	1,672
Realization of unrealized profit reserve	31,907	596,883
Transfer to legal reserve	(13,414)	-
Adjusted net income	286,761	569,000
Minimum dividends - 25%	71,690	142,250

     Interest on shareholders’ equity – “JSCP”

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

	2004	2005
INTEREST ON SHAREHOLDERS’ EQUITY (JSCP) CREDITED TO SHAREHOLDERS	243,500	569,000
WITHHOLDING TAX (IRRF)	(36,525)	(85,350)
JSCP, NET	206,975	483,650
ACCRUED DIVIDENDS, IN COMPLEMENT TO INTEREST ON SHAREHOLDERS’ EQUITY	43,261	-
TOTAL REMUNERATION TO SHARESHOLDERS’	250,236	483,650
COMMON STOCK	92,728	176,856
PREFERRED STOCK	157,508	306,794

TOTAL REMUNERATION PER THOUSAND SHARES (IN REAIS) (1)	2004	2005
COMMON	0.699565	1.334250
PREFERRED	0.696914	1.334250
TOTAL SHARES	0.697894	1.334250

(1)	The dividends/Interest on Shareholders’ Equity calculation, per thousand shares, takes in consideration the outstanding shares at year end. The difference per type of shares presented is due to different outstanding shares breakdowns at the date of the credit of Interest on Shareholders’ Equity and as of December 31, 2005. Nevertheless, the remuneration per type of shares is the same in each date of credit.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Total remuneration for the shareholders in 2005 and 2004 is based on the distribution of interest on shareholders’ equity, net of withholding tax, and accrued dividends in complement to interest on shareholders’ equity, the value of which exceeded the amount of the compulsory dividend, and also exceeded the amount of the priority dividend and dividend on common stock calculated under equal conditions. In 2004 the Company considered dividends provisioned at the amount of R$ 43,261, supplementing JSCP, and total shareholders’ remuneration also exceeded the parameters of distribution of dividends mentioned.

     It is also worth mentioning that the Annual General Meeting held on 04/29/05 resolved on the payment of additional dividends of R$ 300,000 in relation to those disclosed in the financial statements as of 12/31/04. Such additional dividends were recorded to the account of retained earnings and made available for payment to shareholders on 05/23/2005.

27. Expansion plan contributions

     Expansion plan contributions were the means by which Brazilian telecommunication companies financed the growth of their telecommunications network up to July 1997.

     Contributions were made by company’s or individuals wishing to be connected to the national telephone network. The Company’s’ expansion plan contribution program was terminated, with no new contracts being signed after June 30, 1997. The remaining balance as of December 31, 2004 and 2005, R$7,974 presented within “other non-current liabilities” in the consolidated balance sheet, arose from plans realized before termination, the corresponding net assets of which are already included in the Subsidiary’s fixed assets through the Community Expansion Plan. The Subsidiary must await final court decisions arising from lawsuits filed by interested parties before the corresponding shares can be issued.

28. Transactions with related parties

     Transactions with related parties refer to operations carried out by the Company with its subsidiaries Brasil Telecom S.A., Nova tarrafa participações Ltda. And Nova Tarrafa Inc., also comprising transactions with the parent company, Solpart Participações S.A.

     Transactions between related parties and the Company are carried out on an arms-length basis. The principal transactions are:

Brasil Telecom S.A.

     Dividends/Interest on Shareholders’ Equity: the Subsidiary in 2005 credited interest on shareholders’ equity to the Company at the amount of R$ 421,001 (R$ 294,395 in 2004). The balance of such asset, net of withholding tax is R$ 220,708 (R$ 250,236 on 12/31/04).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Loans with Subsidiary: The outstanding balance derives from the spin-off of Telebrás and it is indexed to exchange variation, to which 1.75% interest p.a. is accrued, amounting to R$ 58,798 (R$ 74,523 on 12/31/04). The financial loss recognized against results in 2005 was R$ 7,258, attributed to the drop of U.S. dollar quotation (R$ 4,820 financial loss in 2004).

     Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, at the unit price of R$1,000, non-convertible or exchangeable for any type of share, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in one installment with maturity on 07/27/06, corresponding to 40% of amount issued. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$ 560,459 (R$ 972,006 on December 31, 2004), and the yield recognized in the income statement for the year of 2005 represented R$ 134,923 (R$ 175,956 in 2004).

     Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Parent Company to the lending financial institutions. In 2005, referring to the guarantee granted, the Company earned income at the amount of R$ 2,483 (R$ 3,964 in 2004); and (ii) the Company rendered surety for the Subsidiary related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2005, which amounted to R$ 217,142. In 2005, in return to such surety, the Company received quarterly remuneration of R$ 65, representing an annual revenue of R$ 260 (R$ 279 thousand in 2004).

     Amounts Payable and Expenses: resulting from transactions related to the sharing of funds. The balance payable is R$ 54 (R$ 184 receivable, on 12/31/04) and the amounts recorded against results in 2005 are represented by operating expenses of R$ 4,291 (R$ 2,933 in 2004).

Solpart Participações S.A.

     Dividends and interest on Shareholders’ Equity: out of the dividends/interest on shareholders’ equity provisioned in 2005, the Company allocated to the Parent Company the amount of R$ 109,622 (R$ 55,571 in 2004). The balance of liability of such nature, net of withholding tax is R$ 56,486 (R$ 48,472 on 12/31/04).

Transactions of Brasil Telecom S.A. with its Subsidiaries

     As follows, the major operations among the subsidiary Brasil Telecom S.A. and its related parties outlined in the note 1, the transactions of which are carried out at usual prices and conditions of the market :

BrT Serviços de Internet S.A.

     Amounts Receivable and Payable, Revenues and Expenses: resulting from transactions related to the utilization of facilities, logistic support and telecommunications services. The balance receivable is R$ 23,126 (R$ 3,757 receivable, on 12/31/04). The amounts recorded in income for 2005 represented R$ 66,027 of operating revenues (R$ 55,008 in 2004) and R$ 172,611 of operating expenses (R$ 152,680 in 2004).

14 Brasil Telecom Celular S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Revenues, Expenses and Amounts Receivable: resulting from transactions related to the utilization of facilities, logistic support and telecommunications services. The balance receivable is R$ 1,680 (R$ 5,858 receivable on 12/31/04). The amounts recorded in income for 2005 represented R$ 174,375 of operating revenues (R$ 15,250 in 2004) and R$ 238,026 of operating expenses (R$ 14,148 in 2004).

Vant Telecomunicações S.A.

     Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services. The balance payable is R$ 320 (R$ 1,208 payable on 12/31/04) and the amounts recorded in income represented R$ 1,910 of operating revenues (R$ 1,154 in 2004) and R$ 1,858 of operating expenses (R$ 2,157 in 2004).

BrT SCS Bermuda

     Revenues and Amounts Receivable: resulting from transactions related to telecommunications services. The balance receivable is R$ 201. The amounts recorded in income for 2005 represented R$ 201 of operating revenues.

     Loans: on 12/31/04 there was a loan agreement granted in U.S. dollars, incurring a 3% interest rate p.a., settled in January 2005. The balance of such asset on 12/31/04 was $ 88,619. The financial revenue until the settlement date of loan was R$ 961 (the financial expense in 2004, motivated by U.S. dollar drop was R$ 2,313).

Freelance S.A.

     Amounts Receivable and Revenues: resulting from transactions related to the rendering of telecommunications services. The balance receivable is R$ 769 (R$ 54 receivable on 12/31/04) and revenue recognized against results was R$ 776 (R$ 233 in 2004).

IG Brasil

     Amounts Receivable and Revenues: resulting from transactions related to the rendering of telecommunications services. The balance receivable is R$ 733 (R$ 1,720 receivable on 12/31/04) and revenue recognized against results was R$ 10,672 (R$ 860 in 2004) and operating expenses R$ 71.

BrT Multimídia

     Revenues, Expenses and Amounts Payable: resulting from transactions related to telecommunications services. The balance payable is R$ 10,772 (R$ 15,918 payable on 12/31/04). The amounts recorded in income for 2005 represented R$ 169 of operating revenues (R$ 15 in 2004) and R$ 66,711 of operating expenses (R$ 47,130 in 2004).

Other Related Parties Transactions

     Given the existence of common partners in the chain of the Company’s control and Companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

Telemig Celular

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The subsidiary Brasil Telecom S.A. and Telemig Celular maintain agreements related to telecommunications services operation, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amounts receivable, resulting from such contracts and agreements is R$ 4,228 (R$ 13,121 in 2004). The amounts recorded in 2005 are represented by operating revenues of R$ 151 (R$ 276 in 2004) and operating expenses of R$ 32,979 (R$ 27,102 in 2004).

Amazônia Celular

     The subsidiary Brasil Telecom S.A. and Amazônia Celular maintain agreement related to the telecommunications services operation, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount receivable, stemming from such contracts and agreements is R$ 258 (R$ 2,748 in 2004). The amounts recorded in 2005 results are represented by operating expenses of R$ 6,101 (R$ 9,236 in 2004).

TIM Celular

     The subsidiary Brasil Telecom S.A. and TIM cell phone companies maintain agreements related to the telecommunications services operation, comprising the lease of means and co-billing agreements, as well as relationships derived from CSP. The amount payable, resulting from such transactions is R$ 38,296. The amounts recorded in 2005 results are represented by operating revenues of R$ 152,611 and operating expenses of R$ 516,048.

Telecom Capital Fund

     Based on the set of information available to the management in December 2005, it was concluded that in 2003 the subsidiary Brasil Telecom S.A. invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications”. As single provider of the fund, the Subsidiary transferred eighty-four million U.S. dollars (US$ 84,000,000.00) to make feasible investment in MetroRED promissory notes (US$ 41,000,000.00), consequently used to convert them into shares, and Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of Libor rate remuneration accrued of 1.5% p.a., with option to the debtor, (HIGHLAKE), of payment and settlement by conversion of debt into shares.

     With such investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of holdings Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     In relation to HIGHLAKE, we identified that its ownership structure is composed of Opportunity Fund, with 95% of interest.

     In view of Opportunity Fund’s interest in the chain of the Company’s control, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

     In March 2005, HIGHLAKE settled the promissory note under TCF’s possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On 4/25/05 the balance of fund quotas was redeemed, at the amount of R$ 137,976. In 2005, until the redemption date, the Subsidiary recorded a financial loss of R$ 640, motivated by the exchange loss of the U.S. dollar in respective period. In 2004, for the same reasons, a financial loss of R$ 15,174 was recorded.

Supportcomm S.A.

     The subsidiary Brasil Telecom S.A. between 2001 and 2005, entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) to supply materials, platforms and technology services, at the total amount of R$ 59,585, of which R$ 45,176 was already paid.

     By analyzing the ownership structure of SUPPORTCOMM, we identified a 30% interest of Megapart Participações, a company, which has as partner, Opportunity Fund, with an interest of approximately 100%.

     In view of the Opportunity Fund’s interest in the chain of the Company’s control, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

Acquisition of IG Cayman’s Equity Interests

     On July 26, 2005 the indirect subsidiary BrT SCS Bermuda acquired 3,750,500 class A common shares and 6,249,848 class B common shares issued by IG Cayman. Such equity interests were acquired from the shareholders Opportunity Fund, Vicência Participações Ltda. and Global Investments and Consulting. Inc., companies with common partners in the chain of the Company’s control. The acquisition amount, representing 25.6% of IG Cayman’s capital stock corresponded to R$ 68,647.

29. Commitments

a. Capital expenditure

     At December 31, 2005, the Company had capital expenditure commitments in the amount of R$311,656, which is expected to be invested during 2004. These commitments are in relation to the continuing expansion and modernization of the Company’s plant, including transmission equipment, mobile equipment and data transmission equipment.

b. Services rendered due to acquisition of assets

     BrT SCS Bermuda acquired fixed assets from a third party company. Concurrently with the assets acquired, basically underwater cables, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the supplying of such assumed services is around eighteen years.

30. Insurance (not audited)

     The Company has insurance covering operational risks, loss of profit, guarantee on contractual commitments, comprehensive general liability (including officers’ liability), national and international cargo, vehicle and life. At December 31, 2005, in the opinion of management, all significant and high-risk assets and obligations were insured.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     An insurance policy program is maintained by Brasil Telecom S.A. for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses were R$ 3,330 (R$ 1,740 in 2004) for the Company and R$ 15,778 (R$ 12,364 in 2004) for the Consolidated.

     The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount Insured
		2005	2004
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,923,121	11,745,459
Loss of profit	Fixed expenses and net income	8,163,247	7,370,615
Contractual guarantees	Compliance with contractual obligations	214,142	120,870
Civil liability	Telephony service operations	12,000	12,000

     The Company contracted the coverage of insurance related to administrators’ civil liability, which also comprises the subsidiary Brasil Telecom S.A., the total amount insured of which corresponds to thirty million U.S. dollars (US$ 30,000,000.00) .

     There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

     The assumptions of risks adopted, given their nature, do not integrate the scope of an audit of the financial statements, accordingly, they were not examined by our independent accountants.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Foreign currency loans and financing (primarily exchange rate risk)

     The Company and the Subsidiary have loans and financing contracted in foreign currency with risk related to the possibility of fluctuations in exchange rates which may increase the balance of these liabilities. Loans subject to this risk represent 23,8% of total loans and financing (27,2 in 2004). To protect it from foreign currency risk, the Company and the Subsidiary enters into foreign currency swap contracts with financial institutions. Of its debts in foreign currency, 69,8% (53,2% in 2004) are covered by swap contract agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2005, consolidated net losses totaled R$266,572 (net losses of R$92,735 in 2004).

     The book and market values of the foreign currency loans and financing and the swap contracts as of December 31, 2004 and 2005 was as follows:

	2004		2005
	Book value	Market value	Book value	Market value
Liabilities
Loans and financing	1,246,706	1,269,846	1,005,503	1,050,837
Swap contracts	87,190	74,985	311,469	301,119
Total	1,333,896	1,344,831	1,316,972	1,351,956
Current	66,041	55,572	118,544	119,443
Non-current	1,267,855	1,289,259	1,198,428	1,232,513

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

c. Local currency loans and financing (primarily interest rate risk)

     The Subsidiary has loans and financing contracted in local currency, subject to interest rates linked to various reference rates (TJLP, UMBNDES, CDI, etc) with the risk of fluctuations in these rates. The Subsidiary has contracted derivative contracts to hedge 22,7% (38% in 2003) of its liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the basket of currencies, which determine the UMBNDES interest rate. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

     The book and market values of the loans and financing in local currency as of December 31, 2004 and 2005 is as follows:

	2004		2005
	Book value	Market value	Book value	Market value
Liabilities
Loans linked to TJLP (including debentures)	2,485,351	2,334,966	2,356,113	2,354,519
Loans linked to UMBNDES	275,565	229,177	272,601	273,318
CDI	541,707	541,748	547,767	540,356

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Loans linked to IGPM	16,724	16,724	8,158	8,158
Loans linked to IGP-DI	-	-	19,310	19,310
Other loans	16,007	16,007	10,530	10,531
Swap contracts	38,979	13,920	37,630	27,462
TOTAL	3,374,333	3,152,542	3,252,109	3,233,654
Current	790,597	738,632	1,083,137	1,077,441
Non-current	2,583,736	2,413,910	2,168,972	2,156,213

     The fair value of the swap contracts was estimated using specific data available for these financial instruments, including using prices currently charged to enter into similar agreements, or discounting projected cash flows at market discount rates that reflect the credit, interest associated with these financial instruments.

d. Credit Risk

     Most services provided by the Company are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in the case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Company may incur losses arising from difficulty in receiving amounts billed to its customers. In 2005, the Company’s default was 2.91% of gross revenue (3.22% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored by the Company, thus limiting the risk of past due accounts by cutting off access to the service (outgoing calls) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or safety.

     The subsidiary Brasil Telecom S.A. operates in co-billing, related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The accounts receivable in co-billing are managed by such operators, based on operating agreements executed and in accordance with rules set forth by ANATEL. Blocking rules established by the regulating agency are the same for fixed and mobile telephony companies, co-billing suppliers. The subsidiary separately monitors receivables of such nature and maintains provision for losses, which may occur, due to risks of not receiving such amounts.

     In relation to the Mobile Services, the credit risk in sales of handsets and in postpaid services is minimized with the adoption of future clients credit granting analysis. Besides that, in relation to the postpaid services, which represents 31.3% of total clients on December 31, 2004 (33.1% in 2004), accounts receivables are monitored in order to limit delinquency by cutting off access to the service (outgoing calls) if the bill is overdue for over fifteen days.

e. Financial Investments Risks

     The Company has high-liquid financial investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, pre-fixed and exchange rate federal securities, indexed to CDI, through the spread of these securities or future contracts with the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIF), indexed to the exchange rate variation through US dollar future contracts with BM&F, overnight financial investments abroad, in own portfolio of Bank Deposit Certificates (CDB) issued by national financial institutions and in own portfolio of Deposit Certificates (CD) issued by financial institution abroad. Overnight investments, in the foreign exchange fund and in deposit certificates are subject to exchange rate risk. CDB investments, as well as overnight investments, which are backed in this type of certificate, are subject to the credit risk of the issuing financial institution.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The company has temporary cash investments in exclusive financial investment funds (FIFs), in the amount of R$2,550,490 (R$3,154,731 at December 31, 2004), whose assets are constituted of floating federal securities, future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and in an investment fund in foreign currency, with no credit risks in such operations. Income earned to the balance sheet date is recorded in financial income and amounts to R$395,105 (R$312,960 in 2004).

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

g. Risk of Anticipated Settlement of Loans and Financing

     The liabilities stemming from financing mentioned in Note 23h, related to BNDES agreements, debentures and the majority referring to financial institutions, contain clauses providing for advanced maturities of liabilities or retention of amounts pegged to debt installments (covenants), in cases certain minimum amounts are not reached for certain indicators, such as ratios of indebtedness, liquidity, cash generation and others.

     Considering the provisions recognized in the financial statements as of 12/31/05 of Brasil Telecom S.A., provisions of which were informed to the market by means of Material Fact as of 01/04/06, all the loan and hedge agreements were renegotiated, which contained financial covenants related to Earnings Before Interest, Taxes, Depreciation and Amortization – EBITDA. Such renegotiations were successfully concluded in February 2006, where all the creditors agreed upon the temporary adjustment of covenants and/or waiver.

     In case of financing with direct and indirect on lending of BNDES, as provided for in the agreements, as from the publication of audited financial statements of Brasil Telecom S.A., future retention three times the amount of its highest installment falling due shall occur for the agreements with monthly amortization and once the highest amount of its installment falling due for the agreements with quarterly amortization. The total amount estimated for retention is approximately R$ 252,014, made operational through partial block of the Subsidiary’s financial investments, without prejudice of remuneration to be received thereby. The clearance of amount to be blocked shall occur as soon as the Subsidiary returns to comply with financial relations set forth in the agreements or is successful in the renegotiation of financial covenants agreed.

h. Contingency Risks

     Contingency risks are assessed as probable, possible, or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 24.

i. Regulatory Risk

     i. New Concession Agreements:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which shall be take effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body.

     The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incurs on 4/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;

  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;

  The possibility of the Regulating Agency to impose mandatory alternative plans;

  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;

  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;

  The creation of the Users’ Board in each concession;

     Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

     ANATEL, on February 23, 2006, edited the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/6/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme, bound by the new local concession agreement. Among other postponements, it forbids the implementation of tariff system by minute in basic plans of STFC concessionaries in local modality on date prior to March 1, 2007.

     On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

     Consequently, the operations and the competitive position of the Subsidiary may be affected by effects to derive from new concession agreements. Nevertheless, it is not possible to assess, on the date these financial statements were prepared, the future impacts to be generated by such changes.

ii. Legislative Bill of Change in Telecommunications Act (“LGT”)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On March 6, 2006, the President of Brazil sent to the Brazilian Congress a legislative bill to amend LGT 9,472, as of 7/16/97. The amendment proposed specifically deals with the adoption of distinctive criteria considering the user’s social-economic condition, with a view to ensuring access to telecommunication services. Said project still depends on approval. Currently, the subsidiary Brasil Telecom S.A. cannot access the effects resulting from such initiative to its businesses, should said project obtain approval at the Brazilian Congress.

iii. Overlapping of Licenses

     When the subsidiary Brasil Telecom S.A. received the certification of achievement of universalization targets for 2003, established by ANATEL, it already rendered fixed telephone services (“STFC”) at domestic local and long distance modalities (“LDN”) intra-regional in Region II of General Concession Plan (“PGO”). After the achievement of said targets, ANATEL, in January 2004, issued authorizations enlarging the possibilities of subsidiary’s operation: STFC local and LDN in Regions I and III of PGO (and in a few sectors of Region II); International Long Distance Call (“LDI”) in Regions I, II and III of PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in Region II of Personal Mobile Service (“SMP”). Concession agreements already existing were also expanded, allowing the LDN calls destined to any spot of the Brazilian territory. If Telecom Itália International N.V. (“TII”) acquired an indirect controlling interest in the Company or in Brasil Telecom S.A., these and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered as affiliated companies under the Brazilian telecommunications law. This would imply that the ability to render domestic (LDN) and international (LDI) fixed telephony services, as well as mobile telephony services, in same regions that TIM, would be at risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780, establishing a period of 18 months during which TII could reacquire an indirect controlling interest in the Company, as long as TII does neither participate or vote any issues related to the overlapping of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long distance calls and mobile telephony services. On June 30, 2004, the Administrative Council for Economic Defense – CADE, in the records of Writ of Prevention 08700.000018/2004 -68, set forth restriction to the exercise of control rights by Telecom Italia International N.V. and its representatives in the Boards of Directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

j. Labor union

     Approximately 25.1% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers).

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

(In thousands of Brazilian reais)

32. Subsequent events

Material Facts

As required by CVM, the Company and its subsidiary BrT together released material facts, which dates and texts were as follow:

(i) March 16, 2006: “On April 28, 2005, still under the management appointed by the Opportunity Group, Brasil Telecom and its subsidiary, 14 Brasil Telecom Celular S.A. (“BTC”) celebrated with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) several agreements, including a contract entitled “Merger Agreement” (“Acordo de Incorporação”) and a “Protocol” associated to it. According to material facts disclosed by the Company, the merger was forbidden by injunctions rendered by the Brazilian and American Courts of Law, in lawsuits filed by its controlling shareholders. Brasil Telecom’s understanding is that the Merger Agreement and its respective Protocol were celebrated, among other grounds, in conflict of interest, violation of the law and the Company’s By-Laws and, still, in breach of shareholders’ agreements and lacking the necessary corporate approvals. Furthermore, the current management considers that such agreements are contrary to the Company’s best interests, specifically regarding its mobile telephony business. Thus, based on the Merger Agreement itself, Brasil Telecom and BTC began an arbitration process on March 15, 2006 against TIMI and TIMB to declare the nullity or to obtain the annulment of the referred agreement. Such arbitration shall be governed by the rules of the International Chamber of Commerce (Câmara de Comércio Internacional).”

(ii) March 20, 2006: “BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market a decision rendered by the United States District Court of the Southern District of New York on March 16, 2006, as transcribed below:

“UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------- x
INTERNATIONAL EQUITY INVESTMENTS, INC.
and CITIGROUP VENTURE CAPITAL
INTERNATIONAL BRAZIL, LLC, on behalf of itself05 Civ. 2745 (LAK)
and Citigroup Venture Capital International Brazil, L.P.
(f.k.a. CVC/Opportunity Equity Partners, L.P.),
Plaintiffs,
v.
OPPORTUNITY EQUITY PARTNERS, LTD.
(f.k.a. CVC/Opportunity Equity Partners, Ltd.) and
DANIEL VALENTE DANTAS,
Defendants.
-------------------------------------------------- x

ORDER TO SHOW CAUSE WITH TEMPORARY RESTRAINING ORDER
     Upon consideration of the Affidavit of Carmine D. Bocuzzi in support of Plaintiffs’ Order to Show Cause, sworn to March 15, 2006, and the exhibits thereto, the Memorandum of Law in Support of Plaintiffs’ Motion for a

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Preliminary Injunction and a Temporary Restraining Order, the Declaration of Flavio Galdino dated March 15, 2006 and the exhibits thereto, the Declaration of John Christopher Brougham, O.C. dated March 15, 2006, and the record in this case, and after hearing consent for both sides, it is hereby:
     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and Daniel Valente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 28 day of March 2006, at 10:00 a.m., why an Order should not be made and entered herein, pursuant to Rule 65 of the Federal Rules of Civil Procedure, enjoining defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, from enforcing or otherwise giving effect to any provision of the Amendment to the Amended and Restated Shareholders’ Agreement dated as of September 12, 2003 (the “Umbrella Agreement”), or taking any action in furtherance of the foregoing.
      Sufficient reason being alleged, it is hereby
          ORDERED that, pending a further Order by this Court, defendants Dantas and Opportunity, and their officers, agents, servants, employees, and attorneys, and all those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, are enjoined from enforcing or otherwise giving effect to any provision of the Umbrella Agreement, or taking any action in furtherance of the foregoing; and it is further
          ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs’ attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before March 22, 2006 by 1 p.m.; and it is further
          ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants’ attorneys on or before March 24, 2006 at 1 p.m.
     SO ORDERED.
Dated: New York, New York
March 16, 2006
Issued at 11:50 a.m.
Lewis A. Kaplan
“United States District Judge”

(iii) May 2, 2006: “BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (hereinafter jointly referred to as “Brasil Telecom Group”), in compliance with article 157 of Law 6,404/76 and Instruction 358/02 from the CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), announce that a letter was received via fax, dated May 2, 2006, signed by TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”). According to this letter, Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. (hereinafter jointly referred to as “Companies”), were informed about the termination of the “Merger Agreement” entered into on April 28, 2005 among the Companies, TIMINT and TIMB. On the same letter, TIMINT and TIMB reserve their alleged rights under sections 10.3 and 11.1 of the “Merger Agreement”. The “Merger Agreement” is part of an arbitration process implemented by the Companies against TIMINT and TIMB, according to Material

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Fact disclosed on March 16, 2006. The Brasil Telecom Group reassures its commitment to keep its high standards of transparency and corporate governance, as well as to continue to value its investors, clients, employees and partners.”

Retention of Cash and Cash Equivalents

As from April 11, 2006 Banco do Brasil made retentions in the investment funds accounts, integrating the high-liquid investments of Brasil Telecom S.A. and Freelance S.A., in the amounts of R$ 91,439 and R$100,000, respectively, resulting in the consolidated retained amount of R$ 191,439. The retention arises from the non-compliance with certain financial indices set forth in the financing agreements that Brasil Telecom S.A. maintains with BNDES, as mentioned in note 23.h. The retained amount will be normally remunerated while it remains in this status. The release will take place from the moment that the Company resets the financial indices defined in the agreements entered into with BNDES.

New Loans

     In the Board of Directors’ Meeting of Brasil Telecom S.A. held on June 5, 2006 were approved unanimously by the votes rendered the 5th Issuance, being the 4th Public Issuance, of simple, nominative, non-convertible debentures, (the “Debentures”, the “Issuance”), being the 1st issuance made in the context of the Company’s 1st Securities Distribution Program, in the total amount of R$ 1,080,000,000.00.

     Brasil Telecom Participações S.A., which controls the Company, will guarantee the Debentures, through personal guarantee (fiança). The issuance date is predicted to June 1st , 2006 with term of seven (7) years from the Issuance Date and will mature on June 1st, 2013.

     The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$ 3,330.00 (33.3%) on June 1st, 2011; (ii) R$ 3,330.00 (33.3%) on June 1st, 2012; and (iii) R$ 3,340.00 (33.4%) on June 1st, 2013.

     The remuneration of the Debentures shall be established by the Company, through resolution made by the Company’s Senior Management, which shall ratify the bookbuilding process, subject to a maximum rate of 104.30% (one hundred and four and thirty one-hundredths percent) of the IDC (Interbank Deposit Certificate).

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

     The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31

	2003	2004	2005

Capitalized interest difference
U.S. GAAP capitalized interest:
Interest which would have been capitalized and credited to income under U.S. GAAP (Interest accrued on loans , except in years when total loans exceeded total construction-in-progress, when capitalized
interest was reduced proportionately)	103,267	77,249	55,383
Accumulated capitalized interest on disposals	(158,413)	(34,625)	(8,343)

	(55,146)	42,624	47,040

Less Brazilian GAAP capitalized interest:
Interest capitalized and credited to income under Brazilian GAAP (Up to the limit of interest incurred on loans obtained for financing
capital investments)	(61,330)	(9,043)	(19,852)
Accumulated capitalized interest on disposals	274,152	57,073	13,080

Total capitalized interest under Brazilian GAAP	212,822	48,030	(6,772)

U.S. GAAP difference	157,676	90,654	40,268

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	225,950	212,671	168,575
Less: Amortization under U.S. GAAP	(133,679)	(132,302)	(109,084)
Difference in accumulated amortization on disposals	(146,134)	(32,985)	(6,299)

U.S. GAAP difference	(53,863)	47,384	53,192

b. Dividends and interest on shareholders’ equity

Although under Brazilian Corporation Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporation Law they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

equity would not be accrued for under US GAAP, if such proposed dividends is subject to approval at the annual Shareholders’ Meeting. There was no such excess in 2003 and 2005.

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

     For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e., the portion which exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets is recognized. This approach has not been applied for Brazilian GAAP purposes.

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

     The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the diluted share issue is that of the Holding Company’s subsidiaries, as indicated below. The weighted-average number of common and preferred shares used in computing basic earnings per share for 2005 was 132,550,888,000 (132,550,888,000in 2004 and 132,287,660,000 in 2003) and 229,282,564,000 in 2005 (225,451,492,000 in 2004 and 222,202,409,000 in 2003), respectively. The Company’s subsidiaries have received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying consolidated balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 27 to the consolidated financial statements). The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. The 1,415,119 (1,415,119 in 2004) thousand preferred stock options granted under the stock option program for officers and employees mentioned in Note 25.b were not considered in the calculation of the diluted earnings per share, as the program only contemplates stock options for the Subsidiary Brasil Telecom S.A.

     If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

     The Company’s preferred shares are nonvoting except under certain limited circumstances and are entitled to a preferential, non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. In 2003, 2004 and 2005, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Under US GAAP, if a valuation allowance is recognized for a deferred tax asset at the acquisition date, recognized benefits for those tax deductions after this date should be applied first to reduce to zero any goodwill related to that acquisition, second to reduce to zero other non-current intangible assets related to that acquisition, and third to reduce income tax expense. As described in note 9, in 2005, the indirect subsidiary IG Brasil accomplished the necessary requirements set forth by CVM Instruction 371/02 and recorded in December deferred tax assets on tax losses at the amount of R$ 50,330. Under US GAAP, the recognition of this benefit is be accounted for as a reduction of the valuation allowance against goodwill. Thus, the change in the valuation allowance during the year was as follows:

Deferred tax valuation allowance as of December 31, 2002	33,178

Increase in unrecognized tax losses of subsidiaries (BrT CSH and
BrT CS Ltda.)	2,269

Deferred tax valuation allowance as of December 31, 2003	35,477

Unrecognized tax losses on acquisitions (IG, VANT and BrT
Multimídia)	125,108
Increase in unrecognized tax losses of subsidiaries (IG Brasil,
VANT, BrT Multimídia, BrT CSH and BrT CS Ltda.)	833

Deferred tax valuation allowance as of December 31, 2004	161,388

Recognition of deferred tax assets applied to goodwill - IG Brasil	(50,330)
Increase in unrecognized tax losses of subsidiaries (VANT, BrT
Multimídia, BrT CSH and BrT CS Ltda.)	18,358

Deferred tax valuation allowance as of December 31, 2005	129,416

     Deferred tax assets on tax losses in the amount of R$129,416 were not recognized as of December 31, 2005 (that means, for US GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries.

     Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2005, will be allocated as follows:

Goodwill	74,778
Income statement	54,638

129,416

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

     See the reconciliation of net income (loss) for the years ended December 31, 2003, 2004 and 2005 and shareholders’ equity as at that date in accordance with Brazilian Corporation Law to net loss and shareholders’ equity in accordance with Brazilian GAAP reported herein in Note 2.b and a summary explanation of these 2 sets of Brazilian accounting principles in Note 2.a.

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

     The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is three years. An amount of R$1,637 was recognized for U.S. GAAP purposes as stock option compensation income (expense of R$1,254 in 2004 and R$829 in 2003). No stock option compensation expense was recognized for Brazilian GAAP purposes.

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

     The adjustments under U.S. GAAP to reflect the difference in depreciation and amortization resulting from the purchase price allocation differences explained above are as follows:

Net assets purchased under U.S. GAAP	533,026
Adjustment to state fixed assets at fair value	(53,128)

Fair value of net assets purchased from CRT	479,898
Purchase price	1,517,574

Goodwill under U.S. GAAP	1,037,676
Goodwill under Brazilian GAAP	767,993

Difference in goodwill as of July 31, 2000	269,683

Subsidiary’s interest	244,363
Company’s interest	25,320

Amortization of the difference of goodwill:
For the five months ended Dec. 31, 2000	(22,474)
For 2001	(53,936)

Effect of depreciation related to the adjustment to state fixed assets at fair value:
For the five months ended December 31, 2000	2,878
For 2001	6,906
For 2002	4,713
For 2003	3,663
For 2004	4,855
For 2005	3,883

     For U.S. GAAP, the difference in goodwill was amortized, until 2001, on the straight-line basis over five years.

     The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Additionally, the amortization of the recomputed goodwill recognized by the Subsidiary in 2003, 2004 and 2005 under BR GAAP in the amount of R$96,133, R$66,578and R$ 113,680 as mentioned in Note 18, has been reversed under US GAAP in connection with the adoption of SFAS 142.

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

     The adjustments to reflect the differences between U.S. GAAP and Brazilian GAAP discussed above are as follows:

Book value of net assets purchased under U.S. GAAP	841,908
Adjustment to fixed assets to reach fair value	(108,174)

Fair value of net assets purchased from CRT	733,734
Market value of The Subsidiary shares issued in exchange	903,146

Goodwill under U.S. GAAP	169,412

Net effect of recording transaction on December 28, 2000 rather than December 1, 2000	(6,129)

Amortization of goodwill for 2001	(33,881)
Reversal of depreciation for 2001	14,063
Reversal of depreciation for 2002	9,585
Reversal of depreciation for 2003	7,467
Reversal of depreciation for 2004	9,887
Reversal of depreciation for 2005	7,906

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

     The depreciation under U.S. GAAP for these assets, calculated on the straight-line basis, were a reversal of depreciation of R$23,495 in 2003 and R$21,274 in 2004, and depreciation of R$ 23,264 in 2005.

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

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of iBest business (free internet access), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Net assets purchased under U.S. GAAP	June 26, 2003

Current assets	40,103
Non-current assets	7,323
Investments	61
Property, plant and equipment	2,948
Customer List	11,572
Trademark	67,043

Total assets acquired	129,050

Current liabilities	10,315
Non-current liabilities	283
Deferred taxes on intangible assets	26,729

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Total liabilities assumed	37,327

Total purchase price (including R$10,000 for minority interests owned previously)	157,045

Goodwill under US GAAP	65,322

Customer List Amortization:
2003	9,708
2004	1,604
2005	224

Reversal of Deferred Taxes Liabilities:
2003	3,301
2004	545
2005	76

     The Brazilian GAAP goodwill amounted to R$117,216 and has been amortized over the years proportionally to the profits generated by iBest Group. The remaining balance as of December 31, 2005 is R$49,102. Intangible assets consist of the customer list and trademark value. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition date. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill and intangible assets impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

vi) Goodwill Group BrT Cabos Submarinos (GlobeNet)

     During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, of the Group BrT Cabos Submarinos (formerly known as GlobeNet). This acquisition generated an insignificant goodwill, which is being amortized under Brazilian GAAP in five years, and has been reversed under US GAAP in connection with the adoption of SFAS 142.

vii) Purchase of controlling interest in BrT Multimídia

     On May 13, 2004, the Company purchased the remaining capital of 80.1% of BrT Multimídia and became owner of 100% of its capital share. The results of BrT Multimídia operations have been included in the consolidated financial statements as from such date.

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of BrT Multimídia business (data communication services), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Net assets purchased under U.S. GAAP	May 13, 2004

Current assets	22,669
Non-current assets	1,810

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net assets purchased under U.S. GAAP	May 13, 2004

Property, plant and equipment - Book Value	203,060
Property, plant and equipment - Difference to Market Value	43,637
Customer List	25,607
Order Backlog List	18,810
Trademark	4,261

Total assets acquired	319,854

Current liabilities	79,385
Non-current liabilities	41,471
Deferred taxes on intangible assets and difference to market value on PP&E	31,387

Total liabilities assumed	152,243

Total purchase price (including R$61,463 for minority interests owned	226,408
previously)

Goodwill under US GAAP	58,797

Difference to Market Value on PP&E Depreciation
2004	3,713
2005	4,430

Customer List Amortization:
2004	965
2005	6,190

Order Backlog List Amortization:
2004	9,124
2005	7,959

Trademark Amortization:
2004	3,455
2005	1,793

Reversal of Deferred Taxes Liabilities:
2004	5,868
2005	5,926

The Brazilian GAAP goodwill amounted to R$110,366 and has been amortized over the years proportionally to the profits generated by BrT Multimídia. The remaining balance as of December 31, 2005 is R$73,577. The difference to market value of property, plant and equipment is based on third party appraisal and is being depreciated at a rate per annum compatible with the fixed assets realization. Intangible assets consist of the customer list, order backlog list and trademark value. The amortization related to the customer list and order backlog list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list and order backlog list existing at the acquisition date. The trademark is being amortized over a period of 12 months, equivalent to the period which its use was contracted. After this period, the Company will not be able to use the trademark “BrT Multimídia” anymore. Goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

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

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of iG Group business (free and paid internet access), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at each acquisition date:

Net assets purchased under U.S. GAAP	April 2,2004	November	July 31,2005
(proportional to the interest acquired)		24,2004
Current assets	8,196	45,290	4,970
Non-current assets	40	1,357	71
Property, plant and equipment	4,098	28,157	11,774
Trademark	5,824	28,122	12,978
Customer List	549	2,678	2,756

Total assets acquired	18,707	105,604	32,549

Current liabilities	3,054	20,890	3,355
Non-current liabilities	1,682	18,517	3,236
Deferred taxes on intangible assets	2,167	10,472	5,350

Total liabilities assumed	6,903	49,879	11,941

Total purchase price	150,114	143,664	54,651

Goodwill under US GAAP	138,310	87,939	34,043

Customer List Amortization:
2004	464	550	-
2005	73	1,797	1,750

Reversal of Deferred Taxes Liabilities:
2004	158	187	-
2005	25	611	595

     The Brazilian GAAP goodwill amounted to R$322,879 at acquisition date and has been amortized under Brazilian GAAP in five years, and has been reversed under US GAAP in connection with the adoption of SFAS 142.. The remaining balance as of December 31, 2005 is R$229,047. Intangible assets consist of the customer list and trademark value. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition dates. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Allocation of goodwill by segment

     Until 2001, BrT operated only in the fixed-line business segment , when it incorporated BrT Serviços de Internet S.A. (BrTI) in order to develop an internet segment. In 2003, BrT acquired the controlling interest of iBEST Group and, in 2004, acquired the controlling interest of iG Group, both of which operate in the internet segment. Also in 2004, the Company started to offer mobile telephony services, through its wholly owned subsidiary, 14 Brasil Telecom Celular S.A. (BrT Celular).

     There was no goodwill related to the formation of BrTI and BrT Celular. The acquisitions of iBEST and IG generated goodwill, which was accounted for under the terms of SFAS 141 – Business Combinations and SFAS 142 - Goodwill and Other Intangible Assets (see the foregoing information). As each of these acquisitions meet the definition of reporting unit, e.g., constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results (SFAS 142, paragraph 30), goodwill has been allocated and tested at the level of each entity.

     To clarify the disclosure requirement according to paragraph 45.c of SFAS 142 we have summarized below the changes in the carrying amount of goodwill:

			In Millions of R$

	Fixed telephony and data transmission	Mobile telephony
			Internet

Balance as of January 1, 2003	907.4	-	-
Goodwill acquired during year:
iBEST	-	-	65.3
BrT Cabos Submarinos	6.5	-	-

Balance as of December 31, 2003	913.9	-	65.3

Goodwill acquired during year:
MetroRED	58.8	-	-
Vant	65.8
IG	-	-	226.3
Impairment losses
Vant	65.8

Balance as of December 31, 2004	972.7	-	291.6

Goodwill acquired during year:
IG	-	-	34.0

Balance as of December 31, 2005	972.7	-	325.6

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

q. Provision for retirement incentive plan

     Under Brazilian GAAP, the Company recorded a provision for a retirement incentive plan during the year ended December 31, 2001 in connection with the intended rationalization of certain business activities of CRT (under the Apoio Daqui plan). Under U.S. GAAP, such costs may only be accrued if they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan, the number and job classifications of employees to be terminated, and other strict criteria. As all of the criteria for accrual have not been met, the provision was reversed for U.S. GAAP purposes on December 31, 2001. There was no such provision in the liabilities as of December 31, 2003, 2004 and 2005.

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

s. Unclaimed dividends and dividends in excess of retained earnings (deficit)

     Under Brazilian GAAP, dividends unclaimed by shareholders after three years were reversed against income until 2003. Under US GAAP, such unclaimed dividends are reversed against retained earnings.

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

w. Asset retirement obligations

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net income (loss) reconciliation of the differences between Brazilian GAAP and U. S. GAAP
Years ended December 31, 2003, 2004 and 2005

	Note	2003	2004	2005

Net income (loss) as reported under Brazilian GAAP		(168,647)	128,118	(29,555)

Add/(deduct):	Note 33
Different criteria for:
Capitalized interest	(a)	157,676	90,654	40,268
Amortization of capitalized interest	(a)	(53,863)	47,384	53,192
Pensions and other post-retirement benefits:
SISTEL:
U.S. GAAP accrued pension cost	(c)	13,247	25,037	38,302
FBRTPREV:
U.S. GAAP accrued pension cost	(c)	20,799	54,101	263,459
Items posted directly to shareholder’s equity:
Other consolidation adjustments	(d)	2,527	19,539	7,685
Amortization of deferred credit on contributions plan
expansion	(l)	71,380	63,971	43,012
Compensation cost of stock options	(n)	(829)	(1,254)	1,637
Amortization of goodwill until 2001 attributable to
purchase of controlling interest in CRT, net of reduction
in depreciation due to step-down in fair value	(o) (ii)	3,663	4,855	3,883
Reversal of amortization of goodwill recomputed	(o) (ii)	96,133	66,579	113,680
Reversal of provision for deferred tax – acquisition of IG	(o) (viii)	-	-	(50,330)
Purchase of minority interest in CRT:
Amortization of goodwill until 2001, net of reduction in
depreciation due to step-down in fair value	(o) (iii)	7,464	9,887	7,906
Amortization until 2001 and depreciation of step-up in
basis of companies under common control	(o) (iv)	23,495	21,274	(23,265)
Amortization customer list of iBest	(o) (v)	(9,708)	(1,604)	(224)
Amortization intangibles of BrT Multimídia	(o) (vii)	-	(17,257)	(20,371)
Amortization intangibles of IG	(o) (viii)	-	(1,014)	(3,620)
Reversal of amortization of goodwill GlobeNet	(o) (vi)	649	(700)	1,881
Reversal of amortization of goodwill iBest	(o) (v)	-	43,034	24,975
Reversal of amortization of goodwill BrT Multimídia	(o) (vii)	-	15,512	23,269
Reversal of amortization of goodwill IG	(o) (viii)	-	4,570	82,901
Deferred revenue, net of related costs - activation and
installation fees	(p)	11,449	7,827	11,215
Deferred revenue - public telephone cards	(p)	(1,835)	(3,147)	(1,364)
Reversal of provision for retirement incentive plan	(q)	-	-	-
Change in fair value of derivative financial instruments	(r)	37,045	(9,281)	(16,746)
Reversal of gain attributable to unclaimed dividends	(s)	(18,139)	-	-
Capital leases	(t)	116	(725)	136
Preoperating costs of mobile operations	(u)	(22,256)	(170,602)	-
Reversal of preoperating costs of mobile operations
amortization	(u)	-	6,431	38,918
Asset retirement obligation	(w)	-	(5)	(64)
Minority interest in U.S. GAAP adjustments		(90,766)	(52,999)	(171,871)
Deferred tax effect of above adjustments		(87,950)	(78,742)	(147,742)

U.S. GAAP net income (loss)		(8,347)	271,444	291,066

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2003	2004	2005

Net income (loss) per thousand shares in accordance
with U.S. GAAP:
U.S. GAAP net income (loss) - allocated to	(3,115)	100,502	106,626
common shares - basic and diluted
U.S. GAAP net income (loss) - allocated to	(5,232)	170,942	184,440
preferred shares - basic and diluted

Weighted average shares outstanding (in thousands):
Common shares - basic	132,287,660	132,550,888	132,550,888
Common shares - diluted	132,287,660	132,550,888	132,550,888
Preferred shares - basic	222,202,409	225,451,492	229,282,564
Preferred shares - diluted	222,203,841	225,453,489	229,283,768

U.S. GAAP net income (loss), per thousand shares:
Common shares - basic	(0.02)	0.76	0.80
Common shares - diluted	(0.02)	0.76	0.80
Preferred shares - basic	(0.02)	0.76	0.80
Preferred shares - diluted	(0.02)	0.76	0.80

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP
As of December 31, 2004 and 2005

	Note	2004	2005

Total shareholders’ equity as reported under Brazilian GAAP		6,128,490	5,246,020

Add/(deduct):	Note 33
Different criteria for:
Capitalized interest	(a)	(478,097)	(437,830)
Amortization of capitalized interest	(a)	806,307	859,498
Reversal of accrued dividends	(b)	43,261	-
Pension and other post-retirement benefits
SISTEL:
U.S. GAAP gain on plan curtailment and settlement	(c)	176,607	176,607
U.S. GAAP accrued pension cost	(c)	(214,810)	(176,607)
FBRTPREV:
U.S. GAAP prepaid accrued pension cost	(c)	480,334	743,793
Contributions to plant expansion:
Amortization of deferred credit	(l)	695,553	738,565
Subscribed capital stock	(l)	(640,688)	(640,688)
Donations and subscriptions for investment	(l)	(182,862)	(182,862)
Goodwill attributable to purchase of minority interests in eight
operating companies	(o) (i)	16,464	16,464
Amortization of goodwill attributable to purchase of controlling interest in CRT until 2001, net of reduction in depreciation due
to step-down in fair value	(o) (ii)	(53,395)	(49,512)
Reversal of amortization of goodwill recomputed	(o) (ii)	258,845	372,525
Reversal of provision for deferred tax asset IG	(o) (viii)	-	(50,330)
Purchase of minority interest in CRT:
Net effect of recording purchase on transaction closing date	(o) (iii)	(6,129)	(6,129)
Amortization of goodwill (until 2001), net of reduction in
depreciation due to step-down in fair value	(o) (iii)	7.120	15,026
Reversal of Brazilian GAAP gain attributable to issuance of shares
by subsidiary	(o) (iii)	(185,262)	(185,262)
U.S. GAAP gain attributable to issuance of shares by subsidiary	(o) (iii)	61,238	61,238
Exchange of shares between companies under common control:
Step-up in basis	(o) (iv)	345,802	345,802
Amortization until 2001 and depreciation of step-up in basis	(o) (iv)	(125,652)	(148,917)
Amortization customer list of iBest	(o) (v)	(11,312)	(11,536)
Amortization intangibles of BrT Multimídia	(o) (vii)	(17,257)	(37,628)
Amortization customer list of IG	(o) (viii)	(1,014)	(4,634)
Reversal of amortization of goodwill GlobeNet	(o) (vi)	(51)	1,830
Reversal of amortization of goodwill iBest	(o) (v)	43,034	68,009
Reversal of amortization of goodwill BrT Multimídia	(o) (vii)	15,512	38,781
Reversal of amortization of goodwill IG	(o) (viii)	4,570	87,471
Deferred revenue, net of related costs - activation and installation fees (including cumulative effect of change in accounting
principle in 2000)	(p)	(22,627)	(11,412)
Deferred revenue - public telephone cards	(p)	(13,262)	(14,626)
Change in fair value of derivative financial instruments	(r)	37,264	20,518
Capital leases	(t)	(608)	(472)
Preoperating costs of mobile operations	(u)	(192,858)	(192,858)
Reversal of preoperating costs of mobile operations amortization	(u)	6,431	45,349
Asset retirement obligation	(w)	(5)	(68)
Deferred tax effect of above adjustments		(98,389)	(246,131)
Minority interest in U.S. GAAP adjustments		(266,184)	(436,418)

U.S. GAAP shareholders’ equity		6,616,371	6,003,575

Statements of changes in shareholders’ equity in accordance with U.S. GAAP

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Years ended December 31, 2003, 2004 and 2005

	Note	Total

Balance, January 31, 2003		6,808,351

Forfeiture of unclaimed dividends	33 (s)	18,139
Purchase of treasury shares	26 (b)	(11,671)
Declaration of dividends	26 (e)	(224,208)

Net loss for the year		(8,347)

Balance, December 31, 2003		6,582,264

Forfeiture of unclaimed dividends	33 (s)	6,163
Declaration of dividends	26 (e)	(243,500)

Net income for the year		271,444

Balance, December 31, 2004		6,616,371

Forfeiture of unclaimed dividends	33 (s)	8,400
Declaration of dividends	26 (e)	(912,261)

Net income for the year		291,066

Balance, December 31, 2005		6,003,576

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

34. Additional disclosures required by U.S. GAAP

a. Pension and other post-retirement benefits:

i.Plans administered by Fundação 14

     As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

     In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, has been rendering management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

     A summary of the liability as of December 31, 2004 and 2005 for the Company’s active employees’ defined benefit pension plan was as follows:

	2004	2005

Funded status:
Accumulated benefit obligation:
Vested	449,737	593,620
Non-vested	36,977	30,686

Total	486,714	624,306

Projected benefit obligation	492,612	598,398
Allocated assets	649,450	906,103

Projected obligation in excess of assets	(156,839)	(307,705)
Unrecognized gains	87,688	189,914
Unrecognized prior service cost	113,785	108,149
Unrecognized net transition obligation	(6,432)	(5,131)

Accrued pension cost / (gain)	38,203	(14,873)

     In March 2000, the Company offered a new defined contribution plan, and approximately 80% of the active employees migrated to the new plan. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS 88 “Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits “ was a gain of R$176,607, which was reflected in the reconciliation to U.S. GAAP net income.

     The net periodic pension cost for 2004 and 2005 for the Fundação 14 administered plans was as follows:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2004	2005

Service cost	3,700	4,221
Interest cost	31,013	35,188
Expected return on assets	(50,808)	(84,836)
Amortization of gains	(7,428)	(6,443)
Expected Participants Contributions	(627)	(576)

Net periodic pension cost (income)	(24,150)	(52,446)

     The changes in the accrued pension cost for the Fundação 14 administered plans for the year ended December 31, 2003, 2004 and 2005 is as follows:

	2004	2005

Accrued pension cost at the beginning of the year	63,345	38,569
Net periodic cost for the year	(23,888)	(52,446)
Company contributions during the year	(888)	(796)

Accrued pension cost at the end of the year	38,569	(14,673)[2]

     The actuarial assumptions used in 2003, 2004 and 2005 were as follows:

	2003	2004	2005

Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	2.00%
Expected long-term rate of return on plan assets of TCSPREV
(1)	6.50%	12.50%	6.99%
Expected long-term rate of return on plan assets of PAMEC (1)	6.50%	11.00%	6.16%

     (1) Our financial statements were not affected by this rate. We confirm that this rate was not used in our FASB 87 calculations for our accounting. The rate was arrived at by taking measure of the instruments in which the pension funds are invested and the expected return on such funds over a 12-month period. Such estimated rate was used only for our internal planning purposes and is not reflected in any of our financial statements filed as part of the 20-F report.

     The rates are real rates and exclude inflation.

     The weighted-average asset allocation of the Fundação 14 administered plans at December 31, 2004 and 2005 were as follows:

TCSPrev:

	Asset Allocation

Asset Category	2004	2005

Equity securities	46.3%	16.57%
Debt securities	50.6%	82.45%
Real estate	1.5%	0.0%
Loans	1.6%	0.98%

_________________________________
2 An asset has not been recorded by the Company as it is not clearly evident that the asset may offset future contributions or that will be reimbursed in the future.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Grand Total	100%	100%

PAMEC:

	Asset Allocation

Asset Category	2004	2005

Equity securities	0%	0%
Debt securities	100%	100%
Real estate	0%	0%
Loans	0%	0%

Grand Total	100%	100%

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

     The Company expects to contribute R$16,254 to its Fundação 14 administered plans in 2006.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	TCSPrev	PAMEC

2006	18,247	42
2007	18,461	47
2008	20,312	52
2009	22,825	61
2010	25,232	67
2011-2015	169,145	459

     The funded status of the pension and post retirement plans under Brazilian GAAP and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

ii. Plans administered by SISTEL

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

     The Company remains jointly and severally liable for the multiemployer portion of the plan, therefore, no amounts were recorded under those plans.A summary of the SISTEL pension plan as of December 31, 2004 and 2005 for the multiemployer portion (inactive employees pension plan) is as follows:

	December 31

	2004	2005

Projected benefit obligation (100% vested)	3,590,683	3,876,557
Fair value of plan assets	(4,669,444)	(5,021,828)

Deficiency (excess) of assets over projected obligation	(1,078,761)	(1,145,272)

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

     The actuarial assumptions used in 2003, 2004 and 2005 were as follows:

	2003	2004	2005

Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	2.00%
Expected long-term rate of return on plan assets of PAMA (1)	6.50%	10.90%	8.33%
Expected long-term rate of return on plan assets of PBS-A (1)	6.50%	6.90%	8.33%

     (1) Our financial statements were not affected by this rate. We confirm that this rate was not used in our FASB 87 calculations for our accounting. The rate was arrived at by taking measure of the instruments in which the pension funds are invested and the expected return on such funds over a 12-month period. Such estimated rate was used only for our internal planning purposes and is not reflected in any of our financial statements filed as part of the 20-F report.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The weighted-average asset allocation of the SISTEL administered plans at December 31, 2005 and 2004 were as follows:

     PBS-A (multiemployer):

	Asset Allocation

Asset Category	2004	2005

Equity securities	26.85%	31.32%
Debt securities	63.93%	60.03%
Real estate	8.73%	8.10%
Loans	0.49%	0.55%

Grand Total	100%	100%

PAMA:

	Asset Allocation

Asset Category	2004	2005

Equity securities	0%	0%
Debt securities	100%	100%
Real estate	0%	0%
Loans	0%	0%

Grand Total	100%	100%

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

     The Company expects to contribute R$13,737 to its SISTEL administered plans in 2006.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PBS-A	PAMA

2006	348,185	33,242
2007	360,827	36,664
2008	173,608	40,409
2009	386,473	44,481
2010	399,361	48,873
2011-2015	2,185,237	323,607

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The funded status of the pension and post retirement plans under Brazilian GAAP and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

     The net assets of the PBS-A plan differ under Brazilian GAAP and U.S. GAAP principally due to the accrual of income tax contingencies of the pension fund for U.S. GAAP purposes in the amount of R$241,868 (R$303,256 in 2004), respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund has determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for U.S. GAAP purposes, management of the Company believes that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for U.S. GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

iii. Plan administered by Fundação BrTPrev (FBrtPrev)

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

     A summary of the liability as of December 31, 2004 and 2005 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

Funded status:	2004	2005

Accumulated benefit obligation:
Vested	973,323	1,397,138
Non-vested	83,071	19,663

Total	1,056,394	1,416,800

Projected benefit obligation	1,056,702	1,419,601
Allocated assets	555,256	691,686

Projected obligation in excess of assets	501,446	727,915
Unrecognized gains/(losses)	246,967	(17,870)[3]
Unrecognized prior service cost	(22,437)	(20,885)
Unrecognized net transition obligation	(324,315)	(305,238)

Accrued pension cost	401,661	383,922

_________________________________________
3 As described in note 25.a.4, in December 2005 the Company started to adopt the overall mortality table UP94 with two-year grievance and separated by gender. The adoption of this revised table generated actuarial losses., affecting actuarial unrecognized gain/losses.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The net periodic pension cost for CRT for the year ended December 31, 2004 and 2005 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2004	2005

Service cost	377	141
Interest cost	160,304	164,211
Expected return on assets	(62,798)	(86,287)
Amortization of (gains) losses	(15,729)	2,606

Net periodic pension cost	82,154	80,671

     The changes in the accrued pension cost for the plans administered by FBrtPrev for the year ended December 31, 2004 and 2005 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2004	2005

Accrued pension cost at the beginning of the year	418,001	401,661
Net periodic cost for the year	82,154	80,671
Company contributions during the year	(98,494)	(98,410)

Accrued pension cost at the end of the year	401,661	383,922

     The actuarial assumptions used in 2004 and 2005 were follows:

	2004	2005

Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%
Expected long-term rate of return on plan assets (1)	6.00%	7.00%

     (1) Our financial statements were not affected by this rate. We confirm that this rate was not used in our FASB 87 calculations for our accounting. The rate was arrived at by taking measure of the instruments in which the pension funds are invested and the expected return on such funds over a 12-month period. Such estimated rate was used only for our internal planning purposes and is not reflected in any of our financial statements filed as part of the 20-F report.

     The above are real rates and exclude inflation.

     The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2004 and 2005 were as follows:

	Asset Allocation

Asset Category	2004	2005

Equity securities	7.29%	11.83%
Debt securities	87.22%	82.51%
Real estate	4.66%	4.81%
Loans	0.83%	0.85%

Grand Total	100%	100%

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

     The Company expects to contribute R$125,009 to its FBrtPRev administered plans in 2006.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2006	111,601
2007	113,738
2008	118,526
2009	124,097
2010	129,580
2011-2015	735,103

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

  Fixed telephony and data transmission: refers to the services rendered by BrT, BrT Multimídia and Vant using the wire line network.

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

     Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	2005
	Fixed telephony and data transmission	Mobile telephony	Internet	Holding companies	Eliminations	Consolidated
Gross operating revenue	13,924,898	989,263	582,081	-	(809,003)	14,687,239
Deductions	(4,190,616)	(289,415)	(68,894)	-	370	(4,548,555)
Net operating revenue	9,734,282	699,848	513,187	-	(808,633)	10,138,684
Cost of services rendered and goods sold	(5,911,156)	(959,251)	(337,784)	-	689,980	(6,518,211)
Gross profit	3,823,126	(259,403)	175,403	-	(118,653)	3,620,473
Operating expenses, net	(2,916,776)	(588,461)	(168,405)	(33,353)	123,958	(3,583,037)
Selling expenses	(1,227,199)	(487,783)	(115,034)	-	174,267	(1,655,749)
General and administrative	(1,079,120)	(128,092)	(58,640)	(25,104)	14,208	(1,276,748)
Management Remuneration	(9,196)	-	(2,499)	(2,942)	-	(14,637)
Other, net	(601,261)	27,414	7,768	(5,307)	(64,517)	(635,903)
Operating profit/(loss) before financial income/(expenses) and equity	906,350	(847,864)	6,998	(33,353)	5,305	37,436
Financial expenses/(income), net	(1,155,908)	(45,309)	23,000	62,067	(45,737)	(1,161,887)
Income and social contribution
taxes/(benefit)	53,774	300,888	34,404	(14,170)	(1,799)	373,097
Net income/(loss) for the year	(271,839)	(598,676)	185,919	(28,165)	683,206	(29,555)
Accounts receivable	2,055,750	186,143	62,918	-	(151,998)	2,152,813
Inventories	5,372	77,672	-	-	(9)	83,035
Fixed assets, net	6,814,782	1,339,182	70,985	1,229	(6,174)	8,220,004
Expenditures for additions to long lived assets	1,423,888	441,337	66,324	-	-	1,931,549

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2004
	Fixed telephony and data transmission	Mobile telephony	Internet	Holding companies	Eliminations	Consolidated
Gross operating revenue	12,699,485	102,299	310,519	-	(348,861)	12,763,442
Deductions	(3,634,095)	(23,317)	(41,174)	-	-	(3,698,586)
Net operating revenue	9,065,390	78,982	269,345	-	(348,861)	9,064,856
Cost of services rendered and goods sold	(5,689,884)	(147,409)	(199,278)	-	213,851	(5,822,720)
Gross profit	3,375,506	(68,427)	70,067	-	(135,010)	3,242,136
Operating expenses, net	(2,066,205)	(104,876)	(85,776)	(24,082)	140,302	(2,140,637)
Selling expenses	(1,102,190)	(90,137)	(48,054)	-	154,604	(1,085,777)
General and administrative	(932,441)	(14,296)	(18,671)	(16,682)	6,758	(975,332)
Management Remuneration	(7,214)	-	(784)	(2,389)	-	(10,387)
Other, net	(24,360)	(443)	(18,267)	(5,011)	(21,060)	(69,141)
Operating profit/(loss) before financial income/(expenses) and equity	1,309,301	(173,303)	(15,709)	(24,082)	5,292	1,101,499
Financial expenses/(income), net	(999,512)	(6,510)	6,156	230,979	(24,558)	(793,445)
Income and social contribution
taxes/(benefit)	(108,311)	60,713	3,927	(75,466)	(1,799)	(120,936)
Net income/(loss) for the year	292,814	(119,100)	60,042	270,675	(252,207)	252,224
Accounts receivable	2,070,499	91,233	54,414	-	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	-	174,033
Fixed assets, net	7,679,081	1,149,084	69,061	1,243	(11,466)	8,887,003
Expenditures for additions to long lived assets	1,187,907	1,175,691	13,672	133	-	2,377,403

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

     In December 2004, the FASB issued FASB Statement 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Management, which becomes effective as of January 1, 2006, of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.

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

     In February 2006, the FASB issued FASB Statement 155, “Accounting for Certain Hybrid Financial Instruments”, which amends FASB Statements 133, “Accounting for Derivativa Instruments and Hedging Activities”, and 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement shall be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.

     In March 2006, the FASB issued FASB Statement 156, “Accounting Changes and Error Corrections”, which amend FASB Statement 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement shall be effective as of the beginning of its first fiscal year that begins after September 15, 2006. Management of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.