Form 20-F
period 2007-12-31
BRASIL TELECOM HOLDING CO
filed 2008-03-11
CIK 1066115

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________________

FORM 20-F
________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Commission file number: 1-14477

________________________

BRASIL TELECOM PARTICIPAÇÕES S.A.
(F/K/A TELE CENTRO SUL PARTICIPAÇÕES S.A.)
(Exact Name of Registrant as Specified in Its Charter)
________________________

Brazil Telecom Holding Company	The Federative Republic of Brazil
(Translation of Registrant's Name into English)	(Jurisdiction of Incorporation or Organization)

_________________

SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil
(Address of Principal Executive Offices)
_________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Preferred Shares, without par value, represented by	New York Stock Exchange
American Depositary Shares*

____________________
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

At December 31, 2007 there were outstanding:
132,550,888 Common Shares, without par value
229,937,525 Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.

Yes      No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    No

Indicate by check mark whether the registrant is a large accelerated, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer    Accelerated Filer     Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

  U.S. GAAP      International Financial Reporting Standards as issued by the International Accounting Standards Board      Other

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     _____        No   __X__

i

EXHIBIT 8.1 SUBSIDIARIES OF BRASIL TELECOM S.A.

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

ii

PRESENTATION OF FINANCIAL INFORMATION

     In this annual report, Brasil Telecom Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, and its subsidiaries are referred to collectively as “Brasil Telecom,” “our company,” “we,” “us” or the “Registrant.” References to our company’s businesses and operations are references to the businesses and operations of our company on a consolidated basis for the years 2005, 2006 and 2007.

     References to (i) the “real,” “reais” or “R$” are to the Brazilian real (singular) and Brazilian reais (plural) and (ii) “dollars” or “US$” are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. The exchange rate information in this annual report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

     Our audited consolidated financial statements were prepared in conformity with Brazilian Corporate Law (Law 6.404/76, as amended by Law 10.303/01) and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission, and the accounting standards issued by Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Auditors. Brazilian Corporate Law when applied to us differs in certain important respects from US GAAP. See Note 36 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian Corporate Law and US GAAP as they relate to us and (ii) a reconciliation to US GAAP of shareholders’ equity as of December 31, 2006 and 2007 and net income (loss) for the years ended December 31, 2005, 2006 and 2007. These audited consolidated financial statements are referred to herein as the “Financial Statements.”

     Our audited annual consolidated financial statements as of December 31, 2005 prepared in accordance with Brazilian Corporate Law with reconciliation of shareholders’ equity and net income to US GAAP, included in this annual report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this annual report.

     Our audited annual consolidated financial statements as of December 31, 2006 and 2007, and for each of the two years ended December 31, 2006 and 2007 prepared in accordance with Brazilian Corporate Law with reconciliation of shareholders’ equity and net income to US GAAP, included in this annual report, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this annual report.

     The Glossary that begins on page 119 defines terms that are used in this annual report.

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

     This annual report may contain forward-looking statements with respect to, among others:

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

     Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors may include:

  the performance of the Brazilian economy generally;

  the levels of exchange rates between Brazilian and foreign currencies;

  the telecommunications policy of Brazil’s federal government;

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

     The reader should not place undue reliance on any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for and disclaim any association with the prospective financial information.

     Information included in this annual report concerning the Federative Republic of Brazil, Techold Participações S.A. and Timepart Participações Ltda. and other direct and indirect shareholders has been included herein based on public filings or other sources we assume to be correct, but we have not independently verified such information.

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

     The following table represents a summary of our selected financial data for the five years ended December 31, 2007. The data is derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements, related notes and other financial information included herein. Amounts below are presented in Brazilian reais, except where noted, and all amounts are in thousands, except number of shares and per share amounts.

Income Statement Data:	2003	2004	2005	2006	2007

Brazilian Corporate Law
Net operating revenue	7,915,194	9,064,856	10,138,684	10,296,659	11,058,546
Cost of services and sales	(4,848,496)	(5,840,489)	(6,520,605)	(6,461,172)	(6,383,191)

Gross profit	3,066,698	3,224,367	3,618,079	3,835,487	4,675,355
Operating expenses:
Selling expenses	(820,932)	(1,106,869)	(1,656,243)	(1,470,641)	(1,485,352)
General and administrative
expenses	(815,438)	(1,004,913)	(1,288,497)	(1,330,400)	(1,358,434)
Other operating expenses net	(211,307)	(69,141)	(635,903)	(263,930)	(505,379)

Operating income before net financial expenses	1,219,021	1,043,444	37,436	770,516	1,326,190
Financial expenses, net	(610,160)	(399,840)	(387,388)	(82,421)	(38,367)

Operating income/(loss)	608,861	643,604	(349,952)	688,095	1,287,823
Non-operating income/(expenses), net	(473,434)	(168,025)	(146,560)	31,419	(2,974)
Income/(loss) before taxes and minority interests	135,427	475,579	(496,512)	719,514	1,284,849

Income and social contribution tax benefits (expenses)	1,357	(120,937)	373,097	(108,081)	(352,903)

Income (loss) before minority interests	136,784	354,642	(123,415)	611,433	931,946
Minority interests	8,355	(102,417)	93,860	(141,065)	(260,656)

Net income (loss)	145,139	252,225	(29,555)	470,368	671,290

Number of Common Shares (1)(3)	132,551	132,551	132,551	132,551	132,551
Number of Preferred Shares (1)(3)	222,670	226,008	229,938	229,938	229,938
Dividends per Common Share (reais)(1)(3)	0.59	1.05	1.47	0.99	1.94
Dividends per Common Share (dollars)(1)(2)(3)	0.20	0.40	0.63	0.46	1.10
Dividends per Preferred Share (reais)(1)(3)	0.59	1.05	1.47	0.99	1.94
Dividends per Preferred Share (dollars)(1)(2)(3)	0.20	0.40	0.63	0.46	1.10

__________________________________
(1)	Outstanding shares at the balance sheet date.
(2)
Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$2.8892 per dollar, R$2.6544 per dollar, R$2.3407 per dollar, R$2.1380 per dollar, and R$1.7713 per dollar on December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(3)
The presentation of the number of outstanding shares in 2003, 2004, 2005 and 2006 were restated to conform to the current year and to reflect the changes in capital structure related to a reverse split of shares approved at the Extraordinary General Shareholders’ Meeting held on April 27, 2007.

Income Statement Data (continued)	2003	2004	2005	2006	2007

US GAAP:
Net income (loss)	(8,347)	271,444	291.066	646,707	702,470
Net income (loss) per Share (reais) (1)(2) :
Common Share–Basic	(0.02)	0.76	0.80	1.78	1.94
Common Share–Diluted	(0.02)	0.76	0.80	1.78	1.94
Preferred Share–Basic	(0.02)	0.76	0.80	1.78	1.94
Preferred Share–Diluted	(0.02)	0.76	0.80	1.78	1.94

__________________________________
(1)
In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for US GAAP purposes, using the “two class method.” See Note 36e to our Consolidated Financial Statements.

(2)	In thousands of shares in 2003, 2004, 2005 and 2006, as a result of the share grouping approved by our shareholders at the Extraordinary General Shareholders’ Meeting held on April 27, 2007.

	At December 31
	2003	2004	2005	2006	2007

	(Thousands of reais)
Balance Sheet Data:
Brazilian Corporate Law(1) :
Cash and cash equivalents(2)	1,956,656	3,226,593	2,613,773	3,973,952	3,364,546
Short term investments	-	-	-	89,424	475,389
Intangible assets	812,053	1,136,192	1,220,055	1,163,432	1,049,570
Property, plant and equipment, net	8,524,302	8,289,370	7,587,619	6,535,347	5,664,196
Deferred Charges	341,568	387,712	194,444	138,467	110,953

Total assets	16,321,176	18,721,897	17,580,918	17,793,790	17,429,314

Loans and financing current portion	1,668,348	832,789	1,144,236	993,188	377,791
Swaps related to loans and financing – current portion	28,610	23,849	57,445	116,376	118,984
Loans and financing – non-current portion	2,061,928	3,749,272	3,075,746	3,961,397	3,607,500
Swaps related to loans and financing – non-current portion	31,116	102,319	291,654	304,229	279,128

Total liabilities (including funds for capitalization and minority interests)	10,183,849	12,593,407	12,334,898	12,516,188	12,182,801

Shareholders’ equity	6,137,327	6,128,490	5,246,020	5,277,602	5,246,513

US GAAP:
Cash and cash equivalents	625,687	543,804	362,090	422,736	730,005
Short term investments	1,330,969	2,682,789	2,251,683	3,640,640	3,109,930
Intangible assets(3)	1,280,174	1,826,004	1,907,475	1,889,403	1,885,472
Property, plant and equipment, net	9,837,694	9,613,122	8,913,885	7,980,029	6,735,039

Total assets	17,639,433	19,902,630	19,043,730	19,862,682	19,308,265

Loans and financing – current portion	1,515,583	596,640	839,754	815,279	341,964
Swaps related to loans and financing – current portion	6,314	16,805	54,068	115,326	118,753
Loans and financing – non-current portion	1,816,385	3,520,208	2,911,527	3,945,373	3,579,632
Swaps related to loans and financing – non-current portion	6,867	72,099	274,513	301,483	279,079

Total liabilities (including funds for capitalization and minority interests)	11,057,169	13,286,259	13,040,154	13,521,551	12,680,989

Shareholders’ equity	6,582,264	6,616,371	6,003,576	6,341,131	6,627,276

__________________________________
(1)
Until December 31, 2006, our financial statements filed with the SEC have been prepared under Brazilian GAAP. Brazilian GAAP differs from Brazilian Corporate Law, which is required for public entities in Brazil, and used as the basis for determination of taxable income and dividends payable. The difference between Brazilian GAAP and Brazilian Corporate Law is that the recognition of inflationary adjustments in the carrying amount of permanent assets ceased on December 31, 2000 under Brazilian GAAP compared to December 31, 1995 under Brazilian Corporate Law. Our financial statements as of December 31, 2006 and 2007 and for the three years in the period ended December 31, 2007 have been presented in accordance with Brazilian Corporate Law. Since all assets subject to indexation under Brazilian GAAP were fully depreciated at December 31, 2004, the presentation of our consolidated financial statements under Brazilian Corporate Law is consistent with the presentation of the published financial statement under Brazilian GAAP as from that date. However, the change to Brazilian Corporate Law did result in some reclassifications, which represents the effects of inflation that were recorded from January 1, 2000 until December 31, 2006 under Brazilian GAAP.

(2)	Cash and cash equivalents is comprised of cash, banks and temporary investments.
(3)
Intangibles under US GAAP include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT at December 31, 2003, 2004, 2005, 2006 and 2007, and amounts relating to our PCS licenses at December 31, 2004, 2005, 2006 and 2007. See Note 36o to our Consolidated Financial Statements.

Cash Flows	2005	2006	2007

Brazilian Corporate Law
Operating activities	2,660,461	2,661,914	3,281,178
Increase (reduction) in cash and cash equivalents(1)	(612,820)	1,360,179	(609,406)

US GAAP
Operating activities	3,091,567	1,362,381	4,197,853
Increase (decrease) in cash and cash equivalents(1)	(181,714)	60,646	307,269
__________________________________
(1) Cash and cash equivalents is comprised of cash, banks and temporary investments.

Exchange Rates

     Until March 14, 2005, there were two principal foreign exchange markets in Brazil: the Commercial Market and the Floating Market. Most foreign trade and financial foreign currency exchange transactions were carried out on the Commercial Market. Purchases of foreign currency in the Commercial Market could be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate was generally used for specific transactions for which the approval of the Brazilian Central Bank was not required.

     In March 2005, the CMN enacted new rules with respect to the foreign exchange markets in Brazil. Resolution 3.265 combined the Commercial Market and the Floating Market into a single new foreign exchange market, the Foreign Exchange Market. The new rules also eliminated certain restrictions thereby allowing more flexibility for the purchase and sale of foreign currency. The unified Foreign Exchange Market is intended to simplify both inbound and outbound exchange transactions by permitting exchange contracts to be executed by the local institutions authorized to deal in foreign exchange. Foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in the market. Furthermore, under the Foreign Exchange Market, Brazilian entities and individuals may purchase and sell foreign currency in transactions of any nature and without any limitations on the amounts involved, subject to the legality of the transactions and in accordance with the economic basis of the transactions and obligations set forth in the respective documentation. Rates are freely negotiated but the Brazilian Central Bank may, in limited circumstances, intervene in the Foreign Exchange Market to curb excessive volatility.

     Under the Real Plan, adopted on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to US$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/dollar (R$l.00 to US$1.00) as a ceiling.

     Since 1999, the Brazilian Central Bank has allowed the real/US dollar exchange rate to float freely, and during that period, the real/US dollar exchange rate has fluctuated considerably. In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the US dollar substantially in the future. We cannot guarantee that the real will not substantially devalue in the future. See “—Risk Factors—Risks Relating to Brazil.”

     As of March 1, 2008, the selling rate published by the Brazilian Central Bank was R$1.6816 per US$1.00. The following table sets forth the reported high and low selling rates for dollars for the months indicated.

	High	Low

September 2007	1.9640	1.8389
October 2007	1.8284	1.7440
November 2007	1.8501	1.7325
December 2007	1.8233	1.7616
January 2008	1.8301	1.7414
February 2008	1.7681	1.6715
__________________________________
Source: Brazilian Central Bank

     The following table sets forth the reported high and low, average and period-end selling rates for dollars for the annual periods indicated. The average selling rates represent the average of the month-end Commercial Market and Foreign Exchange Market selling rates (R$/US$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

2003	3.662	2.822	3.060	2.889
2004	3.205	2.654	2.926	2.654
2005	2.762	2.163	2.434	2.340
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9483	1.7713
__________________________________
Source: Brazilian Central Bank

     Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or such an imbalance is foreseeable, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot guarantee that these restrictive measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Related to Operations In Brazil.”

Risk Factors

     You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company. Our business, results of operations or financial condition could be harmed if any of these risks materialize.

Risks Related to Our Business

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business.

     Our main activities, wireline and wireless phone services, as well as the main activities of our competitors, are subject to regulation and inspection by Anatel. The regulations enacted by Anatel and applicable to our activities include provisions regarding charges, fees, universalization, quality of services, consumer’s rights, net expansion, licenses, competition, changes in our corporate ownership (including participation by foreign investors), interconnection and other operational issues related to the functioning of our telecommunications net.

     Any changes in the laws, regulations or governmental policies applicable to the telecommunications sector or in the interpretation of such laws and regulations may have a material adverse effect on our financial condition and results of operations. Although there are some indications expressed by Anatel and by the Ministry of

Communications at the end of each year, it is not possible to predict which policies for the telecommunications sector will be adopted by the government in the future or the consequences of such policies to our business and the business of our competitors.

     Our telephony operations in Brazil are governed by concession contracts granted by Anatel. Other services are governed by authorizations also granted by Anatel. Our current concession contracts contain sections regarding the PGMQ and the PGMU including (i) new targets for the universalization of services; (ii) new requirements for local call charges, substituting pulses for minutes in the calculation of charges; (iii) new parameters for the adjustment of rates and interconnection rates; and (iv) portability of fixed line and mobile telephone numbers. These changes, some of them yet to be implemented, may affect the financial balance of our concession contracts and adversely affect our business and financial condition.

Our concession contracts could be terminated under several scenarios, each of which would adversely affect our financial condition.

     According to the General Telecommunications Law and our concession contracts, our concessions are revocable, among other reasons, if Anatel fails to renew them upon their expiration; by government fiat in an extraordinary situation in which the public interest is in jeopardy; or upon the occurrence of a split-up, spin-off, amalgamation, merger, capital reduction or transfer of our corporate power without Anatel’s authorization. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Revocation of a Concession.”

     The benefits we obtain from the concession contracts are a primary component of our financial performance. The loss of any or all of those contracts would materially affect our ability to continue operations.

A proposed bill of law terminating monthly subscription fees may adversely affect our business and financial condition.

     On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged for fixed-line services by Brazilian telephone concessionaires, including us. As the bill was not approved by the full House of Representatives until the end of 2006, the effectiveness of the bill was delayed until January 31, 2007. Furthermore, the bill had not yet been declared effective on March 21, 2007, and therefore the bill must again be considered before the House of Representatives before it may be effective. The bill is again subject to the approval of the House of Representatives, the Senate and the President in order to become effective. In 2007 our revenue of monthly subscription fees charged for fixed-line services was R$3,541.4 billion. Should this bill be approved, it may have an impact on our current rate structure and, as a result, our operations and competitive position could be adversely affected.

The procedure to establish the rules for the portability of fixed-line and mobile telephone numbers was initiated in 2006 and, when finally implemented, could result in a decrease in the number of our fixed-line customers.

     At the end of 2006, the procedure to establish rules for the portability of fixed-line and mobile telephone numbers was initiated. Portability allows customers to change from one telecommunications services concessionary/authorized company to another without having to change their fixed-line or mobile telephone numbers. Complete implementation of portability is expected to occur in 2009. According to Anatel’s regulations, it will be possible for customers to change their telecommunications services provider in the same area code as well as their addresses in the same area code without changing their telephone numbers. Anatel’s objective in introducing the telephone number portability is to increase competition among operators.

     The implementation of portability could adversely affect our business in two important ways: (i) we expect that portability rules that permit customers to change service providers without losing their telephone number will have the effect of increasing the number of customers that we lose to other telecommunications service providers; and (ii) we expect that the cost of new technologies and suppliers necessary for the implementation and maintenance of portability will be paid for by the operators.

We are subject to financial covenants and other contractual provisions under our existing indebtedness. Failure to comply with these provisions could adversely affect our business and financial condition.

     The agreements that govern our debt contain a number of restrictive covenants, and our failure to comply with them could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, a number of our debt agreements include financial covenants that require us to maintain certain specified financial ratios. As a general rule, the occurrence of an event of default under one of our debt agreements may trigger defaults under our other debt agreements.

     Compliance with these covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants, or to obtain waivers from our lenders, our debt obligations may be accelerated and the terms of our debt agreements may be otherwise amended adversely. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets.

Certain beneficial owners directly or indirectly control a large percentage of our voting shares, and their interests may conflict with the interests of our other shareholders, including minority shareholders.

     We are directly controlled by Solpart, whose stockholders are Timepart and Techold. As our controlling shareholder, Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets. Our controlling shareholders may exercise this control in a manner that differs from the best interest of our minority shareholders.

Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

     As of the date of this annual report, control of Solpart, as well as certain actions taken by Solpart’s shareholders and their affiliates, are the subject of a number of judicial and arbitration proceedings.

     On March 9, 2005, International Equity Investments, Inc., the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed CVC LP), which controls a majority of the voting interests in Solpart, and therefore indirectly owns a majority of our shares, publicly announced the ouster of CVC Ltd. (currently named Opportunity Ltd.) from the management of CVC LP. Opportunity Ltd. was replaced by a new company incorporated abroad, CVC International Brazil, a replacement that was approved by Anatel on April 12, 2005. In late 2005, our shareholders replaced our board of directors (except for Mr. Antonio Cardoso dos Santos, who was elected by the holders of our Preferred Stock and remains a director), our management and our fiscal council.

     Since November 2005, our current management have performed and continue to perform internal investigations of the businesses and operations conducted by the former management appointed by Opportunity Ltd., the former managing partner of two of our indirect controlling shareholders (CVC LP and Investitores Institucionais FIA). In the course of such investigations, our current managers identified management acts indicating abuse of controlling power, breach of fiduciary duties, and conflict of interest, as well as various violations of Brazilian law and our bylaws.

     In accordance with a notice to shareholders released on December 12, 2005, we filed a formal complaint with the CVM against Opportunity Ltd. and other individuals and companies, both domestic and foreign, linked to our former management, who have been involved with, or participated in any way, or benefited from the actions which are the object of the formal complaint. On March 21, 2006, a second formal complaint, as an amendment to the first complaint, was submitted to CVM, in light of additional management actions identified. In 2006, eight lawsuits of civil responsibility were filed against Opportunity Ltd. and our previous managers.

     We intend to pursue all appropriate legal measures to recover potential losses and damages suffered, consistent with our best interests and fiduciary obligations. On April 28, 2006, at Ordinary and Extraordinary Meetings of Shareholders, our shareholders and the shareholders of Brasil Telecom S.A. approved the filing of damages lawsuits against prior management.

     The disputes among the shareholders of Solpart, including the dispute over the ownership structure of Solpart, and management of entities which hold a stake in our company and Zain may result in changes to our board and/or senior management. While we cannot predict the cumulative effect of this ongoing litigation on our business and results of operations, extensive litigation regarding ownership of our company creates uncertainty with respect to the identity of our current and future management, which may impair our ability to carry out our business plan. See “Item 8. Financial Information—Legal Proceedings—Disputes with and among entities that hold stakes in our company” for additional information.

Problems with billing, invoicing and collection services may adversely affect our earnings.

     By Resolution No. 343, dated as of July 17, 2003, Anatel required carriers to render invoicing and collection services to other carriers with which they had entered into traffic agreements. We have entered into co-billing agreements with several carriers to include on our telephone bills the long distance services rendered by such carriers, as well as the long distance services rendered by other collective interest carriers. Any problems with the execution of invoicing and collection services by other carriers may adversely affect our levels of bad debt.

Consumer litigation related to the legality of our basic monthly subscription fees may have an adverse effect on our business.

     We are a defendant in approximately 85,604 lawsuits, both individual and collective, that contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. As a result of provisional remedies or interim injunctive relief, we have suspended this basic monthly subscription fee with respect to the plaintiffs in approximately 15,716 of these lawsuits, pending a final decision. The remaining lawsuits have not received preliminary adjudication.

     On October 25, 2007, the Superior Court of Justice (“Superior Tribunal de Justiça”), on a special appeal by Brasil Telecom, considered and upheld the legality of the collection of the basic monthly subscription fee. This decision, along with similar successful appeals with respect to 80 lawsuits, established a favorable precedent in these matters. However, the Supreme Court (“Supremo Tribunal Federal”) has not yet decided upon the legality of charging the basic monthly subscription fee, and as a result, we cannot predict a favorable outcome in all of these lawsuits. There is also a jurisdictional conflict as we have sought to include Anatel in order to transfer the claims to federal courts. This uncertainty, coupled with the expense associated with the continued legal defense of these lawsuits, could have a material adverse effect on our financial condition and results of operation.

Risks Related to the Brazilian Telecommunications Industry

We face increasing competition in all segments of the Brazilian telecommunications industry, and the telecommunications industry may not continue to grow or may grow at a slower rate than in the past. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

     The telecommunications industry in Brazil is becoming increasingly competitive. Our public-regime fixed-line concessions are not exclusive, and Anatel could grant additional private-regime authorizations in our region. To date, a number of companies have been granted permission by Anatel to provide local and/or long distance telecommunications services throughout our region. Our fixed-line services are also subject to competition from mobile service providers. We also face competition from mobile service providers in the low-end of the market through the offer of prepaid plans by mobile providers. We now also have to compete in our region against competitors from outside of our region that offer fixed-line, mobile, data, local and/or long distance telecommunications services throughout Brazil. In addition, the Brazilian telecommunications industry is consolidating, which results in larger competitors with greater resources.

     Competition for mobile telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. Furthermore, Anatel may also grant new authorizations to explore mobile telecommunication services that may increase the number of competitors in our region. With respect to our data transmission services, increased competition may require us to reduce the rates we charge for data transmission services.

     Cable television services companies are beginning to offer telecommunication services, and increasingly there are other alternatives for consumers to obtain their telecommunication services, such as satellite transmission and voice over internet protocol, or VOIP. Another example of intensifying competition is the migration by our customers from fixed-line telephones to mobile telephones. These changes may lead to a reduction in earnings, which may adversely affect our company.

     In addition, we may also face increased competition due to unbundling regulations. Anatel has established rules for “line sharing” and full unbundling of local telephone networks that require us to make our networks available to other telecommunications service providers and which limit the rate we can charge for line sharing and full unbundling per line for telecommunications services. To date, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2007, no unbundled lines had been used by competitors in our region.

     Our ability to continue to compete successfully will depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographic trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation. There can be no assurance that increased competition in all segments of the Brazilian telecommunications industry will not have a material adverse effect on our market share, margins, results of operations and financial condition. See Item 4. “Information on the Company—Our Services” and “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Unbundling of local networks.”

We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection and unbundling agreements.

     In order to receive or send calls from or to customers of other fixed-line and mobile Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one fixed-line network operator to the other for the use of each other’s fixed-line network are currently regulated by Anatel.

     The current interconnection model is asymmetric, with higher rates in effect for mobile interconnection than fixed-line interconnection. As a result, mobile operators generally retain more than 80% of net revenues from fixed-to-mobile calls, while fixed-line carriers, like us, have very low and, in some cases, negative margins. In light of this imbalance, Anatel established that as of July 2004, interconnection rates for mobile networks (the VU-M) would be freely negotiated. Telecomunications service providers agreed to establish a provisional readjustment and submit the final decision to Anatel’s arbitration under the telecommunication sector legislation. The arbitration decision was rendered in September 2007, which settled the readjustment of the VU-M rate to the same percentage established by the service providers in the provisional readjustment. Since the decision did not embody the proposal of the fixed-line carriers (including us) for a new VU-M rate, nor the proposal of the mobile operators, we applied to the council of directors (Conselho Diretor) of Anatel for a review of the decision in accordance with the telecommunication legislation. This process is ongoing and a final decision has not been issued.

     Simultaneously with this arbitration, GVT, a fixed-line service provider, obtained in October 2007 a provisional decision from a Brazilian court against Anatel and mobile companies that granted to GVT the right to pay the VU-M at a rate approximately 30% cheaper when compared to the rate charged in the market. This decision is an important precedent since it represents a reduction in the VU-M without taking into account the Anatel arbitration process. However, the decision is not final and may be reviewed by superior courts.

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

     In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During fiscal year 2002, several automated procedures were created and placed in various parts of our operations to detect and control possible abnormalities that could represent fraudulent activities. These controls have a preventive function, and work both pro-actively and, should a fraud occur, reactively. In 2003, we implemented controls to capture fraud events automatically, such as a non-billing mechanism for fraud-blocked terminals, a cut-off limit system for service usage, and a webpage to gather any fraud claims from the community. At the end of 2003, we created the IT Revenue Assurance Group, which develops systems to assist the revenue assurance department in combating fraud. During 2004, we installed a fraud management system to detect and prevent fraud. In addition to a system to monitor customers’ usage based on their traffic behavior, we implemented a system to keep subscribers under close surveillance. The fraud system is based on a signaling network and has an interface to the call-blocking platform in order to limit revenue loss once fraudulent use has been identified.

     In 2006, certain fixed-line and mobile telephone service providers created a group to work together to control and reduce fraud cases. There can be no assurance, however, that all operators with which our network is interconnected have appropriate anti-fraud treatment in their networks.

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

     The mobile telephone sector, in particular, requires considerable technological developments, constant capacity, quality and digital technology data transmission speed improvements, shorter development periods of new cycles and changes due to users’ needs and preferences. New technologies, superior to the ones used by BrT GSM may be developed. Furthermore, in January 2008, Anatel granted to BrT GSM the license to the 3G (Third Generation) mobile operations, which will allow us to adopt technological platforms for more advanced mobile services than those allowed by our current mobile platform. It cannot be assured, however, that we will be successful in implementing these advanced mobile services.

The failure to accomplish Anatel’s targets may result in the imposition of sanctions and penalties on our company.

     We are required to accomplish targets established by the Federal Government and Anatel. Due to the public nature of the services we render, according to the terms of our concession contract and of applicable regulation, we must cover a specific geographic area and comply with quality targets on the execution of the services that we render. The PGMU and the PGMQ also provide for targets that we must achieve. Potential consequences of our failure to comply with such targets include the imposition of fines and/or other penalties and the termination of our concession contract, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Operations in Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares underlying our ADSs.

     Substantially all of our operations and customers are located in Brazil, except for minor services provided overseas. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which historically has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In the past, the Brazilian government often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over and cannot predict what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian governmental intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

     Our operations, financial condition and the market price of our Preferred Shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  fiscal and taxation legislation changes;

  inflation; and

  other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

     While the current federal government’s policies and final legal rulings to date have not been adverse to the telecommunications industry, uncertainty over the future economic policies of the Brazilian government may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets, which may have a material adverse effect on our business and results of operations.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489% in 1993 (according to the Brazilian National Consumer Price Index). Inflation and governmental measures to combat inflation have both in the past had significant negative effects on the Brazilian economy. In 1994 the Brazilian Government introduced the Real Plan with the objective of reducing inflation and building a base to sustainable economic growth.

     Since the introduction of Real Plan, inflation has remained at stable levels, substantially below prior periods. However recent international events like military conflicts and the falling value of the US dollar, have caused and may continue to cause destabilization in international markets. These events may affect the Brazilian economy in the form of fluctuations in the exchange rate between the US dollar and the Real Plan, interest rate increases, oil price increases, and, consequently, increases in the rate of inflation.

     In 2004, the inflation rate measured by the IPCA was 7.6%, above the established initial target of 5.5%, but within the 2.5 percentage points of tolerance above and below the target. In 2005, the inflation rate was 5.7%, above the established target of 4.5%, but within the 2.5 percentage points of tolerance above and below the target. In 2006, the inflation rate was 3.14%, below the established initial target of 4.5%, and within the 2.5 percentage points of tolerance above and below the target. For 2007 and 2008, the established targets are 3.9% and 4.0%, respectively, with 2.5 percentage points of tolerance. The measured inflation by IPCA in 2007 was 4.5% and through January 31, 2008 the cumulative inflation was 0.5% .

     Actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, and our gross profit may be affected to the extent that our rate increases and our net operating revenues do not keep up with the rate of inflation. Additionally, our service debt and the cost of new financial funding may increase. We cannot predict the effect that inflation would have on our financial condition, our capacity, our cash generation, or our operational results.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues.

     During the last four decades, the Brazilian Central Bank has periodically devalued the Brazilian currency. A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily dollars. As of December 31, 2007, R$731.6 million or 16.7% of our financial indebtedness was exposed to foreign currency risk. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into to protect us from exchange rate variations, we could incur significant losses, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default in certain financial covenants in our loan and credit facilities, which would have a material adverse effect on our business and results of operations.

We are subject to delays and delinquency on our accounts receivable.

     Our business is affected by our customers’ ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  a reduction in the level of economic activity;

  increased inflation;

  the devaluation of the real; or

  an increase in domestic interest rates;

a greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. Losses from accounts receivable reached R$348.0 million in 2007, R$384.3 million in 2006, and R$449.3 million in 2005, decreasing in percentage of gross revenues terms, from 3.1% in 2005 to 2.5% in 2006 and 2.2% in 2007. However, if economic conditions worsen in Brazil or if we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial condition. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Provision for Doubtful Accounts.”

Any increase in taxes levied on the telecommunications sector in connection with tax reforms that might occur in the future could affect our financial condition.

     Increases in Brazil’s already high level of taxation could adversely affect our profitability. Increases in taxes for the telecommunications sector usually result in higher tariffs for our customers. High tariff levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services. Although mobile and fixed services are equally taxed, there can be no assurance that the Brazilian government will not increase current tax levels, at state and/or federal levels, and that this will not adversely impact our business.

     There are certain measures that were originally contained in a December 2003 tax reform bill that have yet to be adopted by the Federal Senate, relating to, in part: (i) harmonization of ICMS tax rules, which would be governed by a single federal legislation applicable to all states; (ii) equalization of ICMS rates; and (iii) limitations on granting tax incentives. Although these measures may be gradually adopted in 2008, until these measures are ultimately approved, we cannot determine the effect that they may have on our results of operations. Additionally, the Federal Senate has discussed the merger of the ICMS and IPI into a single federal tax assessed upon the commercialization of goods and the rendering of interstate and intermunicipal transportation and communication services. We cannot guarantee that, if the merger of the ICMS and IPI is accomplished, certain tax incentives granted to us in the past will continue to be granted, and cannot determine the effect that a cessation of such tax incentives may have on our financial condition and results of operations. See “Item 10. Additional Information—Taxation.”

Proposed changes in Brazilian labor law may affect our labor relations.

     In April 2003, the House of Representatives reopened discussions regarding changes in the Brazilian Labor Law. A further revision of union relations in Brazil is also under discussion in the House of Representatives. Although the progress of these proposed modifications has subsequently slowed as political forces have shown some resistance, we cannot predict the effect of any such modifications on our labor relations, which could have a negative effect on our business.

It may be difficult to effect service of process upon, or to enforce foreign judgments upon, us, our directors and our officers.

     We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers, are located in Brazil. As a result, it may be difficult for an ADS holder to effect service of process within the United States or other jurisdictions outside of Brazil upon us or such persons. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. There is doubt as to the applicability and enforceability of civil liabilities under the Securities Act or the Exchange Act through lawsuits filed before Brazilian courts.

Risks Related to Our Preferred Shares and ADSs

Our ADS holders may not have the same rights with respect to voting, dividends, distributions, and preemptive rights, among others, as holders of our Preferred Shares.

     Our ADS holders may not have the same voting rights as holders of our Preferred Shares. Under our Bylaws and Brazilian Corporate Law, in the limited circumstances where holders of our Preferred Shares are able to vote, an ADS holder will be able to exercise voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement with the Depositary relating to the ADSs. There are practical limitations upon the ability of holders of our ADSs to exercise voting rights due to the additional procedural steps involved in communicating with such holders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”

     An ADS holder that is a resident of the United States may not be able to exercise preemptive rights or certain other rights with respect to our Preferred Shares. A holder of our ADSs may not be able to exercise preemptive rights with respect to the ADSs unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement relating to preemptive rights with respect to our Preferred Shares, and there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as Depositary, will attempt to sell the preemptive rights, and our ADS holders will be entitled to receive their share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them, and therefore we cannot guarantee that our ADS holders will be able to either exercise their preemptive rights or receive the proceeds from their sale. For a more complete description of preemptive rights with respect to our Preferred Shares, see “Item 10. Additional Information—Memorandum and Articles of Association.”

     Pursuant to our deposit agreement with the Depositary, any payments of cash dividends and distributions that we may make will be made in Brazilian currency to the custodian for the Preferred Shares underlying our ADSs, on behalf of the Depositary. The Depositary will then convert such proceeds into US dollars and cause such US dollars to be delivered to the Depositary for distribution to our ADS holders. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant, any required government approval for conversions of Brazilian currency payments and remittances abroad in connection with the Preferred Shares underlying our ADSs. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends.”

     We may agree with the Depositary to modify the deposit agreement at any time without the consent of the holders of our ADSs. We will give holders of our ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their rights under the deposit agreement. After receipt of such notice, our ADS holders will be bound by the modifications to the deposit agreement if such holders continue to hold ADSs after the modifications to the deposit agreement become effective.

Holders of ADSs may have fewer and less well-defined shareholders’ rights than shareholders of a company organized in the United States.

     Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal provisions that would apply if we were incorporated in a jurisdiction in the United States. Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, which may potentially disadvantage the holders of our Preferred Shares and/or ADSs. For example, when compared to Delaware corporate law, Brazilian Corporate Law and practice has less detailed and well-established rules, and fewer judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring shareholders’ derivative suits. Furthermore, shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit an ADS holder’s ability to sell the Preferred Shares underlying the ADSs at the price and time desired.

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

Our ADSs are traded in small volumes, limiting your ability to sell your ADSs that represent Preferred Shares at a desirable price, if at all.

     The trading volume of our ADSs has traditionally been very low. Even if the trading volume of our ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADSs and you may be unable to sell your ADSs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADSs at a desirable or stable price at any one time. You should be prepared to own our ADSs indefinitely.

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

     The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods, Brazil has experienced a significant outflow of dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including our company, or that prevailing interest rates in these markets will be advantageous to us or that we will be able to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil. See “Item 9. The Offer and Listing—Offer and Listing Details.” There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADSs.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the ADSs.

     According to Law 10,833, enacted on December 29, 2003, capital gains earned by a non-Brazilian resident upon the sale of assets located in Brazil to a Brazilian resident or to another non-Brazilian resident are subject to Brazilian withholding tax. If the sale of assets in Brazil is interpreted to include a sale of our ADSs or Preferred Shares, this provision could result in the imposition of income tax on the gains arising from their disposition by a non-resident of Brazil to another non-resident of Brazil. Considering the general and unclear scope of Law 10,833 and the absence of judicial guidance in respect thereof, we cannot predict the exact scope of Law 10,833 or the effect that Law 10,833 will have on holders of our ADSs or Preferred Shares.

ITEM 4. INFORMATION ON THE COMPANY

Our History and Development

     Brasil Telecom Participações S.A. is a corporation organized under the laws of the Federative Republic of Brazil and incorporated on August 4, 1998. We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telebrás by the Brazilian Federal Government in 1998, and are an amalgamation of the operating companies formerly controlled by Telebrás and CRT, a company acquired by us from Telefônica S.A. in July 2000.

     Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B – 71215-000 – Setor de Indústria e Abastecimento, Brasília, DF, Brazil, and our telephone number is (55-61) 3415-1140. Our agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th floor, New York, New York 10011.

Historical Background

     Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás acquired almost all of the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress approved the General Telecommunications Law and the Telecommunications Regulations, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás.

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

     Set forth below are maps of Brazil showing the locations of the fixed-line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

     Brasil Telecom Participações S.A. (formerly known as Tele Centro Sul Participações S.A.) is one of the three companies providing local, intraregional, interregional and international long-distance telecommunications services in Brazil. See “Item 7 Major Shareholders and Related Party Transactions—Major Shareholders.” In the breakup of Telebrás, we were allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and Telepar, companies that provided fixed-line telecommunications service in the northern, western, central and southern regions of Brazil. See “—Business Overview—Our Region.” In July 1998, the Federal Government sold all of its voting shares in these three companies, including the shares it held in our company, to private sector buyers. The sale of all of the Federal Government’s voting shares in the companies to private sector buyers is referred to herein as the “privatization of Telebrás.”

Organizational Structure

     The Brasil Telecom Group is composed of companies engaged in the telecommunication sector, with service offerings that include local fixed telephone, domestic and international long distance fixed line telephone services, mobile telephone, data transmission, as well as data center services, internet and real estate management. The main companies within the Brasil Telecom Group include:

  Fixed Line Telephone Services: Brasil Telecom S.A.;

  Telecommunication Network: Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. (which we also refer to as BrT GlobeNet), and Brasil Telecom de Venezuela S.A.;

  Data Operations in Brazil: Brasil Telecom S.A., Brasil Telecom Comunicação Multimídia Ltda. and Vant Telecomunicações S.A.;

  Mobile Services: 14 Brasil Telecom Celular S.A.;

  Internet Services: BrT Serviços de Internet S.A., Freelance S.A., Internet Group (Cayman) Ltd., Internet Group do Brasil S.A., iG Participações S.A.; and

  Call Center Services: Brasil Telecom Call Center S.A.

     The following chart sets forth a summary of our organizational structure, including the percentage of total capital held in each of our significant subsidiaries as of January 31, 2007. See “Item 7. Major Shareholders and Related Party Transactions” for a description of our company’s position within our controlling shareholder group.

ORGANIZATIONAL STRUCTURE
As of February 29, 2008

(1) BrTSi owns one OS (or one lot, in the case of Brasil Telecom Cabos Submarinos Ltda.)
(2) BrTSi holds 10.17% of Brasil Telecom Comunicação Multimídia Ltda.

OS = Ordinary Shares
PS = Preferred Shares

Business Overview

Our Business

     We provide fixed-line telecommunications services in Region II under concessions for each of the states in our region. We are the leading provider of local fixed-line telecommunications services and intraregional long distance telecommunications services in our region. We also offer broadband services to our customers that allow them to access the internet which represents an important new source of revenue. In addition, we offer interregional and international long-distance telecommunications services, mobile services, and a variety of data transmission services through various technologies and means of access.

     Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation by Anatel, an independent regulatory agency, under the General Telecommunications Law and various administrative enactments thereunder. The licenses and concessions under which we operate our fixed-line and mobile services impose upon us certain universalization, expansion, modernization and quality of services targets.

Our Region

     Until January 2004, we were authorized by our original concessions to provide fixed-line telecommunications service only in Region II comprised of nine states of Brazil located in the western, central and southern regions of Brazil and in the Federal District, excluding small areas in the States of Goiás, Mato Grosso do Sul and Paraná. We have a unique advantage in this region as we inherited the telecommunications business in this region with the privatization of Telebrás. We are now authorized to provide interregional long-distance services throughout Brazil, international long-distance services from any point in Brazil, local services outside our original concession area and mobile services in our region. Our primary source of revenues continues to come from operations in our region.

     The states in Region II cover an area of approximately 2.8 million square kilometers, representing 33% of the country’s total area and generating approximately 26% of Brazil’s GDP. The estimated population of our region is approximately 42 million, representing approximately 23% of the population of Brazil. Our region has four metropolitan areas each with a population in excess of one million inhabitants, including Brasilia, the capital of Brazil.

     Set forth below is a map of Brazil showing the location of our region.

Our Services

     Our services are offered under the following business segments:

  Fixed Telephony and Data Transmission: This segment is comprised of (i) local services, including all calls that originate and terminate within a single local area in the region, as well as installation, monthly subscription, public telephones and supplemental local services, (ii) intraregional long- distance services which include intrastate (calls between local areas within a state in our region) and interstate (calls between states in our region), (iii) interregional and international long-distance services, (iv) network services, including interconnection and leasing, (v) data transmission services and (vi) other services.

  Mobile Telephony: This segment is comprised solely of our mobile services.

  Internet Services: This segment is comprised solely of our internet services.

     The following table sets forth our revenue by type of service for the indicated years:

	Year ended December 31,
	2005	2006	2007

	(millions of reais)
Fixed Telephony and Data Transmission
Local services	7,724	7,470	7,112
Intraregional (Intrastate and Interstate) long-distance service	2,626	2,464	2,662
Interregional and International long-distance service		306	285
Network services	941	771	716
Data transmission	1,531	2,001	2,415
Other Services		777	887
Mobile	732	1,323	1,919

Gross operating revenues	14,687	15,111	15,997
Taxes and discounts	(4,548)	(4,814)	(4,938)

Net operating revenues	10,139	10,297	11,059

Our Fixed Telephony and Data Transmission Services

Local Services

     As of December 31, 2007, we had approximately 8,034 million lines in service. We own and operate public telephones throughout our region. At December 31, 2007, we had approximately 281,800 public telephones and a ratio of public telephones per 100 inhabitants equal to 18.2, which meets Anatel’s service targets. We also provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID. We have also been authorized to provide local fixed telecommunications services outside the states of our region.

     Our local services also include fixed-to-mobile services, consisting of calls that originate on a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile basic tariff per-minute are generally known as Communication Value-1, or “VC-1.”

     Competition

     We are the leading local fixed-line telecommunications services provider in our region, with an estimated 89% market share, based on statistical estimates using volume of outgoing and incoming local calls of our competitors that interconnect through our network. To date, over 70 companies have been granted permission by Anatel to provide local fixed-line services in our region. Our fixed-line services are also subject to competition from mobile service providers. GVT, an independent service provider, is our main competitor in providing local fixed-line telecommunications services in our region. Since its entry into the market in 2000, we have been able to maintain our market share in our region due to our extensive network and competitive features, prices and services.

     In March of 2006, a new player entered the fixed-line market, NET Serviços. It is a company that provides cable TV, broadband based on cable modems and telephone service. Historically, they have offered their products as a bundle which allows them to charge a very competitive price.

     Local Rates

     Our revenue from local services consists principally of fees charged for service access, change of address, service availability and usage. See “—Regulation of the Brazilian Telecommunications Industry—Fixed-line Telecommunications Services Rates” for additional information about local rates.

     An activation fee is charged for service access and consists solely of a one-time charge assessed when a terminal is activated. Since the last rate adjustment on July 20, 2007, we have been charging an activation fee for a new line, net of taxes, between R$6.98 and R$48.60 (depending on the state). In 2006, Anatel determined that the fee for an address change should be the same as the activation fee for a new line.

     The monthly subscription charge is the amount paid for fixed switched telephone service availability, regardless of utilization. There are three types of monthly subscription charges, depending on the category of the terminal, which can be residential, non-residential or trunk.

     Since July 20, 2007, average monthly subscription charges (net of taxes) have been R$27.86 for residential customers, R$41.23 for non-residential customers and R$40.85 for trunk customers.

     Users of local services are also charged for local calls depending on usage, which, until July 2007, was measured in pulses. All calls are now charged by their duration in minutes, rather than by the number of pulses. The payment of this charge now includes 200 free minutes for residential clients and 150 free minutes for non-residential and trunk clients. We expect that our receipts may be affected by this change in methodology due to possible changes of tariff plans by our customers.

Intraregional (intrastate and interstate) long-distance services

     Calls from one local area in a region to another local area in the same region are referred to as “intraregional long-distance” calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was demanded only for calls made from fixed-line phones. Since that date, mobile callers have also to choose a DLD carrier they prefer to complete their calls by selecting a carrier selection code, which allows DLD carriers, including us, to compete in the mobile long distance market. Our carrier selection code is “14.”

     Our intraregional services also include fixed-to-mobile services, consisting of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile rate per-minute charges are generally Communication Value – 2, or “VC-2,” for calls outside the cellular subscriber’s registration area but inside the region where the respective cellular provider provides service, and Communication Value – 3, or “VC-3,” for calls outside the subscriber’s registration area and outside the region where the respective cellular provider provides service. The use of our fixed-to-mobile services has increased significantly in the past five years as the penetration rate of mobile phones in our region has increased. We are the leading operator in the inter-city fixed-to-mobile services segment in our region and reached, in December 2007, a market share of 87% and 69% for interregional calls in VC-2 and VC-3 areas, respectively.

     Competition

     We remain the leading provider of intrastate fixed-line telecommunications services in our region with a 90% intrastate average market share and an estimated 85% interstate average market share in 2007, based on the volume of outgoing long-distance calls that select us to carry such calls by inputting our carrier selection code. To date, over 66 companies have been granted licenses by Anatel to provide long distance telecommunications services throughout our region, although we do not expect most of these companies to gain meaningful market share. As our carrier selection code “14” was widely used for calls originating from fixed telephones, we quickly gained a significant share of the long-distance calls originating from mobile phones. Embratel is our most significant competitor in providing intraregional long-distance telecommunications services in our region with approximately 9.6% of the total market share in 2007. The remaining market share is divided among GVT, Intelig and other operators.

     Domestic Long Distance Rates

     For domestic long distance, or DLD, calls between fixed-line telephones are measured by the duration of the call and registered in the telephone bill call by call. The value per minute is defined by the distance involved (rate degrees from one to four), the day of the week and the time of the call. The measurement is based on a rate unit of one tenth of a minute (six seconds) and the minimum billable time is thirty seconds. See “—Regulation of the Brazilian Telecommunications Industry—Fixed-line Telecommunications Services Rates” for additional information about domestic long distance rates.

Interregional and International Services

     On January 19, 2004, Anatel certified our compliance with our universalization targets and we began offering interregional long-distance and international long-distance services. Interregional long-distance services consist of calls between regions within Brazil. International long-distance services consist of calls between different regions within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telesp and we will also make use of the cable network we acquired through the Grupo BrT Cabos Submarinos acquisition (linking Brazil with the United States, Bermuda and Venezuela) and through the Brasil Telecom Comunicação Multimidia acquisition (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte).

     Competition

     Due to our unique position in Region II, combined with competitive marketing and promotional pricing, as of December 31, 2007, we had a 64.0% interregional market share and 38.6% international market share for calls originated in Region II, which represented an increase of approximately 1.1% and 2.0%, respectively, from the prior year. While numerous other companies have been authorized by Anatel to provide interregional and international long distance telecommunications services in our region, we compete primarily against Embratel, which, as of December 31, 2007, had approximately 29% of the interregional market share, representing a loss of 0.4% in these services from the prior year. Embratel also controls approximately 49% of the international long-distance service market share in Region II. We expect our market share to increase as clients are no longer concerned about selecting a carrier based on where the call ends.

     Interregional and International Rates

     See “—Regulation of the Brazilian Telecommunications Industry—Fixed-line Telecommunications Services Rates” for additional information about interregional and international rates.

Network Services

     Our network services consist of interconnection and lease of facilities.

     Interconnection Services

     Interconnection services consist of the use of our network by other telecommunications providers in order to:

  receive calls that originate on our network;

  complete calls that terminate on our network; and

  connect switching stations to our network

     We provide interconnection services to long-distance providers, such as Embratel, Intelig, Global Village Telecom (GVT), small private regime operators referred to as “mirror companies,” and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B, Band D and Band E cellular service providers in our region.

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

     Network Services Rates

     Network servces rates, which represent a large part of our interconnection revenue, arise from:

  DLD calls originating and terminating at our network, executed with the use of the selection code of other providers;

  calls terminating at our network, originating from networks of mobile carriers; and

  local fixed-to-fixed type calls made between two local telephone carriers at the same location. In this case, network usage rates apply to the volume of traffic received above 55.0% of the total volume of minutes between the two networks. The revenue is calculated on the amount exceeding this limit. Anatel intends to change the interconnection revenue to consider the total volume of minutes between the two networks, but this change of criteria is subject to further regulation.

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

     The primary data product that we offer for mainly residential customers is Turbo, our broadband access service based on ADSL technology. During 2007, our strategy was to increase the margins on this product, offering to our subscriber base of 1.6 million customers higher speeds and value added services, like Turbo Jogos, an access designed for gamers. For new customers we created a strategy based on different offers according to the competition level of each city. In 2007 we also reached more than 1,565 cities with our broadband offering, reducing our dependence on sales in the bigger cities, in which we face greater competition.

     ADSL2+ is a DSL format, a data communications technology which allows much faster data transmission through telephone lines than conventional ADSL. ADSL2+ is the fourth generation ADSL. This standard expands the basic ADSL capacity, in which data transference may reach speeds of up to 24 Mbps in downstream and 1 Mbps in upstream. With all these new functionalities, ADSL2+ is far more robust for the offer of services which require greater data transmission rates. Therefore, ADSL2+ lines will only be used for the Turbo 2.0 service and the IPTV. Approximately 40% of our network is prepared to offer ADSL2+.

     In October 2006 we launched a first phase of IPTV service, in Brasília, for a small base of customers, in order to make a commercial launch of a VoD service for our broadband clients in Brasília in 2007. We intend to continue to invest in our broadband business focusing on the growth of average revenue per user, and the expansion of our network in order to better serve the expected increase in demand for this type of service, particularly in the Internet access market. To complete our residential offering we also launched, in the first quarter of 2007, a flat-fee dial-up service, called “Internet Toda Hora” (Internet all the time). With this product we expect to foster a culture of flat fee Internet access in customers not yet prepared for broadband access, which should facilitate future upgrades.

     Another important source of innovation is the search for alternative solutions to broadband access for locations that are hard or costly to reach using conventional lines. Accordingly, we are conducting a pre-commercial trial of Wi-Max technology, a wireless digital communications system that creates a wireless metropolitan community, in the cities of Curitiba and Porto Alegre.

     Additionally, we have partnered with Sky to sell bundles of telecommunications and television services. In order to enhance our portfolio with mobile internet access, in December 2007, we launched new offers for customers who use notebook computers. These offers include four options for packages, including fixed telephony products, mobile, broadband access and long distance service. In addition to ADSL, we offer various data transmission services that are designed specifically for corporate and government customers. Since October 2004, in order to deliver services that fulfill the needs of our customers’ applications, our data transmission services portfolio was reformulated into four product families: our Point-to-Point Family, designed for corporate customers that need point-to-point dedicated services, with high security, protocol transparency and national or international coverage; our Network Infrastructure Family, designed for corporate customers that need security, performance and flexibility for image, data and voice transmission through corporate networks; our Internet Access Family, designed for corporate customers that need a high performance and high quality connection to the Internet; and our Advanced Services Family, which is comprised of value-added technologies and services to complement our data transmission services portfolio.

     Competition

     Over the past few years, the data communications sector of the telecommunications industry has shown the highest annual growth rates and has accordingly attracted many participants. We believe that within data transmission services, the broadband market will grow substantially over the next few years as broadband, and, in particular ADSL, can offer users a single access point through which they can obtain voice, data and image services.

     We have increased our market share in the data communications market primarily through the development of our ADSL service that has grown substantially in the last year, giving us the highest penetration rate of ADSL access per fixed-line in service among Brazilian carriers. We are the leading provider of broadband ADSL access in Region II with 1.6 million ADSL accesses in 2007. Our leading position in ADSL is based upon our market share of the local service market as ADSL accesses are provided through the local telephone lines in our region. GVT also provides ADSL service in our region, and we also face competition from cable TV operators who provide broadband access through cable modems. In 2007 we faced competition from cable providers providing telephone or quasi-telephone services which compete with the telephone services we offer, however the penetration of cable television in our region is still limited.

     In the dial-up market, our market share is approximately 66.4% in our region, based upon our monthly weighted average share of the total volume and duration of dial up calls in 2007 that are made using our network which we can identify as calls made to dial up service providers. We compete in the dial up Internet market primarily with GVT.

     Data Transmission Rates

     Tariffs and prices for value-added services, such as data transmission services, are not subject to regulation and can be defined on a competitive basis. Such services are offered as pay-per-use or volume-based packages. Most of our data transmission revenues are obtained from monthly fees charged for private leased circuits. These revenues consist mainly of charges for access to networks and usage related to the amount of data transmitted.

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

Our Mobile Services

     In 2004, we launched our mobile operations. Region II has the highest mobile penetration rate by external competitive service providers in the country. The following table shows the percentage of mobile clients in the population of each Brazilian Region:

			Percent Change Over
Penetration	September 2004	December 2007	Period

Region I	26.6%	57.5%	30.9%
Region II	40.2%	71.6%	31.4%
Region III	38.7%	70.0%	31.4%
_________________________
Source: Anatel

     We are the fourth largest service provider in Region II with respect to mobile market share after only three years of operations.

     Mobile telephony operations reached 4,262,700 users, an increase of 885,900 users in 2007. Our client base grew by 26.2% during 2007, while the Brazilian market increased by 21.1% over the same period. The following table includes some indicators of our mobile services:

	As of December 31,

	2006	2007

Clients (in thousands)	3,376.8	4,262.7
Post-Paid	993.8	855.8
Pre-Paid	2,383.0	3,406.9
Market Share	12.1%	13.2%
Served Localities	819	873
% of Population Covered	87%	87%

     We are a member of the Fixed Mobile Convergence Alliance, or FMCA, a 32 member association with the principal goal of offering integrated products and technologies to clients from all members.

     Third-generation personal mobile services (3G)

     In 2007, we won an auction organized by Anatel for the licenses to offer Personal Mobile Service (SMP) concurrently with radiofrequency licenses. These licenses authorize us to operate in subbands that will allow us to offer third generation mobile services network (3G) products in our service areas. We paid R$488,235 for these licenses, which are effective for a period of fifteen years and may be renewed for an additional fifteen year period. Pursuant to Anatel’s regulations, we expect to execute a Radiofrequency Use License Agreement in February 2008. This new license and our existing SMP licenses will be unified within eighteen months of publication of the extract of the Radiofrequency Use License Agreement in the Federal Official Gazette, and the distinction among the radiofrequency bands will be maintained according to their respective original agreements and their effective periods.

     The deployment of the new 3G network will allow us to offer our SMP customers data communication services at speeds higher than those made available by our current 2.5G network as well as mobile voice services. Additionally, the 3G network will complement the 2.5G network, allowing us to extend and update our existing mobile network coverage to meet our growing customer base.

     Products and Service Plans

     Through Brasil Telecom GSM, we offer three types of plans: post-paid, pre-paid and control (a plan under which clients establish a pre-determined monthly rate and buy pre-paid credits if they wish to make extra calls).

     In 2006, there was a change in the interconnection regime from “traffic unbalancing” (where operators only paid the interconnection tariff for other mobile operators when the local traffic exceeded 55% of the total traffic) to full bill (where the tariff is paid for all the outgoing local traffic), which directly affected the profitability of companies and created a new dynamic for the business model of the operators. As a response, Brasil Telecom

Mobile significantly changed its pricing and has eliminated or modified less profitable plans to create a new family of plans.

     Plans suited to new market conditions

     Since mid-2006, when legislation governing mobile telephone services was amended by Anatel to establish a full-bill regime based on traffic among mobile operators measured in minutes instead of pulses, we have readjusted our portfolio of plans offered to post-paid and pre-paid clients in order to preserve the profitability of our mobile operations.

     In the post-paid segment, “light” and “your company” plans were created, available only for on-net mobile traffic and fixed-line numbers. A mechanism was also created that allows our clients to make free calls to users on other networks, as long as these clients also receive calls from users on such other networks. Thus, if a client receives 100 minutes in calls from users on a competing network, the following month he/she may claim up to 100 minutes in calls to users on such other networks, free of charge.

     In the pre-paid segment, we continue to encourage incoming traffic; however, rewards correspond to calls to fixed line numbers or to on-net traffic, improving profitability as a result.

     Intelligent Use of Network Idleness

     In 2007, to take advantage of network capacity during periods of low usage, such as nights and weekends, we began offering promotions that grant free calls outside peak hours, increasing the appeal of both our pre-paid and post-paid products, and leading to an increase in our clients’ consumption habits. The “Talk for free at night,” “Talk for free on public phones” and “Talk for free on Sundays” plans resulted in a substantial increase in sales in 2007 as compared to the previous year.

     Competition

     We are the largest integrated telecommunications carrier in Region II, our area of operation. In 2007, our convergent and innovative products and our one-stop-shop flagship store point of sales program helped both our mobile and fixed operations. As of December 31, 2007, Brasil Telecom GSM had a 13.2% market-share in Region II, an increase of 9.1% from the prior year, with 20% of the clients in the post-paid category. The 2007 blended average revenue per user was R$34.2 resulting from a post-paid average revenue per user of R$52.6 and a pre-paid average revenue per user of R$28.5. These values reflect certain promotion discounts.

     In Region II, our main competitors in mobile services are Claro, Vivo, and TIM. Despite having been the fourth telecommunications company to start operations, we are already the third largest provider of mobile services by market share in five states (Mato Grosso, Goiás, Rondônia, Acre, and Tocantins) and in the Federal District.

     Mobile Rates

     Our authorization establishes a price-cap mechanism of annual rate adjustment based on the IGP-DI price index for basic and alternative plans. These Basic and Reference Plans are required by Anatel, and have to be offered by all operators.

     The Basic Plan follows a post-paid system, whereby clients pay a monthly charge for the availability of mobile services, regardless of utilization. In addition to this charge, subscribers are charged for the utilization of voice and data services. The Reference Plan follows a pre-paid system, whereby our clients purchase credits in advance for the availability of mobile services.

     The following table sets forth selected information about the average charges for our Basic Plan in 2007:

Year ended December 31,
2007

Average rates for the Basic Plan(1) :	(reais)
Activation	0.00
Monthly Subscription	27.74
Local calls to fixed-line numbers (per minute)	0.4138
Local calls to Brasil Telecom GSM (per minute – normal rate)	0.4138
Local calls to other mobile operators (per minute – normal rate)	0.4507
_________________________
(1) Average rates, net of taxes.

     Mobile telecommunications services in Brazil are offered on a “calling party pays” basis. Mobile subscribers pay for calls made, at a per-minute rate, and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her registration area. The mobile rates are divided into categories: Communication Value–1, or VC-1, for local calls; VC-2, for calls outside the subscriber’s registration area but inside the region where the respective operator provides service; and VC-3, for calls outside the subscriber’s registration area and outside the region where the respective operator provides service.

     Fixed-Mobile Rates

     We charge our fixed to mobile calls based on per-minute charges, on either VC-1, VC-2, or VC-3 rates, when a fixed-line service customer calls a mobile subscriber. In turn, we pay the cellular service provider a mobile network usage charge (VU-M) for such calls. For local calls, the VC-1 is applied, and for national long-distance calls, the VC-2 and VC-3 rates are applied. Local calls where VC-1 is applied are included in our local services revenues, while intraregional calls where VC-2 or VC-3 is applied are included in our intraregional and long distance service revenues.

     Like the local and DLD rates, fixed-mobile rates are set in concession contracts and are adjusted annually based on the IST. VU-M rates are also adjusted and are used to determine the amount that fixed-line carriers have to pay for fixed to mobile calls, whether in local range (VC-1) or in national long-distance range (VC-2 and VC-3). On July 20, 2007, VC-1, VC-2 and VC-3 were adjusted by 3.29% and the VU-M was adjusted by 2.25% .

Our Internet Services

     Through BrTurbo, the major broadband access provider in Region II, iBest, the largest free dial-up Internet service provider in Region II, and iG, the first dial-up access provider and one of the largest content providers with a broadband presence outside Region II, we compete in all territories in Brazil across all Internet segments. By late October 2005, we initiated the operational integration process of the three companies under the Internet Group brand name. The consolidated operation will allow us to increase traffic and paid services revenues, benefit from operational synergies and offer a broader portfolio of products and services.

     We plan to use our Internet business to extend our footprint in the Brazilian market through the creation of an important customer relationship channel with the audience of our portals. The Internet Group will be our main distribution vehicle for entertainment, communication, information, services and access in the market. Currently, the iG brand is being re-positioned to promote increased traffic by empowering the Internet user. Since its acquisition, iG has launched several collaborative tools like blogs, chat, photo album, video player and online dating service, and has developed new channels that promote the creation and distribution of content created by the user. The portal also formed new partnerships in several areas such as entertainment, news, sports and education. iG was also able to enter an important agreement to bring the Internet game “Second Life” to Brazil. Furthermore, aligned with its commitment of operational excellence, iG established with Google an important partnership that allows iG to offer e-mail services using Gmail’s platform and use Google’s search engine throughout the portal.

     Together our portals comprise a base of 4.0 million dial-up users, 1.4 million broadband customers, 0.7 million value-added services customers, 7.8 million registered e-mail accounts and 11.2 million unique visitors to our portal, which makes us the largest dial-up service provider in Latin America and the second largest Brazilian broadband ISP.

     Competition

     The Internet Group faces different competitors in all its main business lines. As a portal, it competes not only with other Brazilian Internet service providers such as Terra, UOL and Globo.com, but also with international based players such as Google, MSN and Yahoo! In the broadband access market, our main competitors are other large Brazilian Internet service providers such as Terra, UOL, Virtua, Oi Internet and Globo.com as well as smaller local area ISPs. In Region II our main dial-up competitors are Click 21 and Pop, which are controlled by Embratel and GVT, respectively.

Seasonality

     Our main activity, which is to provide fixed-line and wireless telecommunications services, is generally not affected by seasonal variations.

Taxes on Telecommunications Services

     In 2007, we paid taxes on telecommunications services in the amount of approximately 27.2% of our annual operating revenues. The cost of providing telecommunications services include a variety of taxes and duties, including the following:

State taxes

     The principal tax imposed on telecommunications services is a state-level value-added tax, the ICMS. Each Brazilian state imposes its own tax rate on gross revenues from providing telecommunications services, which varies from state to state and averages 25%.

Federal Taxes

     The telecommunications tax burden also includes four other federal taxes, the PIS and COFINS, which are two social contribution taxes based on our gross revenues, and the FUST and the FUNTTEL, which are two telecommunication taxes based on our gross operating revenues from the provision of telecommunications services, net of certain deductions.

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

     On January 1, 2007, we were charged a Public Price for the Right of Exploration of Telecommunication Services tax, or PPDEST. The PPDEST is a new tax instituted by the Anatel Resolution no. 386 dated November 3, 2004 and it is a fixed value that must be paid by us at the moment of the issuance by Anatel of the Act that authorizes the exploration of the telecommunication services. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

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

     The following table sets forth information about our accounts receivable for the year ended on December 31, 2007. For the discussion of provisions for past due accounts, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

At December 31, 2007

Due	65.6%
Past due – 01 to 30 days	15.2%
Past due – 31 to 60 days	4.9%
Past due – 61 to 90 days	3.4%
Past due – 91 to 120 days	2.4%
Past due – More than 120 days	8.5%

Network and Facilities

     Our network is comprised of a physical and logical infrastructure through which we provide fully integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. Since 2005, we have been implementing significant modifications and improvements in our network infrastructure in order to provide a more efficient service to our customers. In 2007, we took various steps to expand our voice, data and image networks, including:

  Soft launch of an IPTV in Brasilia, DF;

  Offering our convergent (fixed-mobile) “Único” phone that has WiFi, Bluetooth and GSM technologies;

  Next Generation Network architecture to the mobile network;

  Deployment of ADSL 2+; and

  Brasil Mail.

     We consolidated our call center structure by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). We improved our customer relationship management system which integrates our systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact we have with our customers. We also continued to implement our DSLAMs/Ethernet network, to be better prepared to support ADSL 2+ technologies that allow us to offer higher speed services. To accommodate the continuous demand for high speed services, we are deploying a new Metro-Ethernet access network, as well as FTTx networks based on GPON technology together with VDSL2 for FTTB. Also, we initiated a soft launch of our wireless broadband access through Wimax technology. Finally, we implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of Internet access services.

     As noted above, a major step in the development of our mobile network was the acquisition of a 3G frequency license in a national auction promoted by Anatel that will allow us to offer third generation mobile services network (3G) products in our service areas. We are currently in the process of transitioning our voice and data networks to a more consolidated structure to provide better efficiencies across our service and product platforms. This transition is designed to unify our offerings of media forms (voice, data and images) over a unique transport structure based on IP, including media transmitted through fixed access points and mobile access points in an integrated environment unifying the Telecom and IT worlds. In addition, this structure allows us to develop and implement all of our services in an open market pattern utilizing a wide variety of suppliers, eliminating the need for different networks to be serviced by different servicers and allowing network applications to be shared in order to promote optimization of our network usage.

     We will implement several new technologies in the near future, including IP Multimedia Subsystem, Services Delivery Platforms, and Services Oriented Architecture.

Voice Network

     As of December 31, 2007, our voice network plant consisted of approximately 10.4 million installed lines, of which 8,034 million were in service. Of the lines in service at that time, approximately 73% were residential lines, 22.8% were commercial lines, 3.5% were public telephone lines and 0.7% were other service lines. Long-distance transmission is provided by a fiber-optic cable network and by microwave links.

     The following table sets forth combined information about our voice network for the periods indicated.

	At the year ended December 31,

	2006	2007

Installed lines (millions)	10.4	10.8
Lines in service (millions)	8.4	8.0
Average lines in service for year ended (millions)	8.5	8.0
Lines in service per 100 inhabitants	19.4	18.2
Percentage of installed lines connected to digital exchanges	100.0%	100.0%
Number of public telephones (thousands)	277.9	281.8

Data Network

     As of December 31, 2007, we had 1,932,000 ADSL installed ports and 1,567.8 accesses in service, and in excess of 1 million customers, an increase of 19.0%, or 250,000 new ADSL accesses added, when compared to the previous year. During 2007, we increased the number of cities where we have ADSL ports from 1,475 to 1,565. The following table sets forth combined information about out data network for the periods indicated.

	Year ended December 31,

	2006	2007	% Change

ADSL
Installed Ports	1,561,732	1,932,000	23.7
Accesses in Service	1,317,425	1,567,763	19.0

     ATM, Frame Relay, and Deterministic network expanded by 14.56% in 2007 compared to 2006. As of December 31, 2007, we had installed 78,817 ATM, Frame Relay or Dedicated IP ports. The DialNet service increased from 196,314 ports installed at the end of 2006, to 202,020 ports installed at the end of 2007, representing a increase of 2.9% . The following table sets forth combined information about our ATM, Frame Relay and Dedicated IP networks for the periods indicated.

	Year ended December 31,

	2006	2007	% Change

DialNet	196,314	202,020	2.9
ATM / Frame Relay / Deterministic Network	68,799	78,817	14.56

     The following table sets forth certain information about our active customers in the several data communications networks.

	Aggregate value as of December 31, 2007

	Total number of ports	Total ports in service	Utilization rate (%)

RAS (DialNet)	202,020	191,994	95.03
ATM/Frame Relay (Cisco Network)	15,400	12,479	81.03
SLDD, EILD and Frame Relay (Deterministic Network)	63,417	50,042	78.90

Mobile Network

     During the second quarter of 2004, we launched our mobile network with the challenge of implementing an extensive mobile network from the state of Acre to the state of Rio Grande do Sul, using the most advanced mobile technology available worldwide while simultaneously integrating the network into one of the largest wireline networks of Brazil.

     Our mobile network is a GPRS based network. We offer GPRS/EDGE technology for data and 1,800/900 MHz for voice. We have GPRS coverage in 100% of the localities covered and EDGE in all capitals (10 cities) from cover area states. The network has a unique data core that is fully integrated with the fixed-line data network of our company. Our network access is distributed through 830 localities covered by 2,642 Radio Base Stations.

     In 2007, we implemented 236 new wireless facilities, covering 87% of the population in Region II. In addition, we have made infrastructure investments in many locations in order to improve signal quality and provide coverage to indoor locations, such as shopping malls, stadiums and other public locations. Our infrastructure investments totaled R$278.8 million in 2007, which includes the cost of network implementation, IT equipment and platforms and installation of stores.

Customer Service

     We provide customer service to our clients through our call centers and stores. In addition, our website and certain customer service spots, such as lottery stores, which receive payment of invoices, and post offices, which offer terminal activation and repair request services, are also available for customer service.

     In 2007, we kept our strategic focus as a service providing company, and took important steps towards turning the relationship with our clients into a competitive advantage, preparing for the growing challenges that will come in 2008 and 2009, increased competition in all market segments and regulatory changes.

     The most important step was taken in December 2007, with the internalization of service operations and the incorporation of our subsidiary call center, demonstrating our continuing search for excellence in customer service. We invested approximately R$50.0 million in infrastructure and customer service technologies, the highlight of which was the conclusion of the Goiânia call center, in the state of Goiânia, one of the most modern in Brazil, with 14 thousand square meters and an installed capacity of 2,100 customer service positions. Besides Goiânia, we also have call centers set up in the cities of Florianópolis (Santa Catarina), Campo Grande (Mato Grosso do Sul) and Curitiba (Paraná), with a total capacity of 5,400 customer service positions.

     Other customer service initiatives were the creation of the National Center for Traffic Planning and Monitoring, responsible for the centralized support and control of customer service operations, as well as the investment in practices for the development and qualification of our customer service staff through our e-learning solution, which has been acknowledged by Prêmio e-learning Brasil 2007/2008 as a national benchmark.

Sales Channels and Marketing

     We believe the structure of our sales channels is one of our main competitive advantages in the consumer market segment. We combine a significant physical presence with a highly trained customer service staff to provide high quality customer service throughout the areas we serve. Our staff undergoes frequent training and the quality of our sales force is periodically evaluated by quarterly surveys, such as “mystery shoppers,” carried out by researchers that play the role of the customer to evaluate the quality of the sales process. Sales automation processes are also in place, focused on competition information, sales share results and customer satisfaction.

     Our sales channels are divided into direct and indirect channels. Our direct channels include sales through telephone marketing, owned stores and stands, and internet sales. Telesales account for nearly 75% of fixed-line sales, 65% of broadband internet services sales and 40% of total postpaid mobile accesses to the consumer market, using more than 1,100 sales representatives to answer more than 500,000 calls a month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

     Our owned network of stores and stands have more than 60 points-of-sale in the largest shopping malls and other high density areas throughout the regions in which we operate. Their sales are focused on higher value-added products and services (fixed, mobile and broadband internet access), representing nearly 10% of sales of mobile access. The internet channel offers broadband internet and mobile access.

     Our indirect channels include sales through specialized dealers and major retailers. Our specialized dealers include 120 companies with 600 sellers trained to sell door-to-door products such as fixed-line and broadband services, in places where customers generally are not reachable by telemarketing. In fixed telephony, our specialized dealers account for, on average, 25% of our sales of fixed-line and broadband internet services. In mobile telephony our specialized dealers have more than 700 shops, with presence in all the capital cities and in the main cities in which we operate, and account for 36% of sales of mobile access.

     Our retailers have more than 2,200 points-of-sale, and are responsible for almost 50% of sales of mobile access, with a large share in the sale of “pre-paid” products.

     The sales channel structure described above is responsible for 90% of our total sales, accounting for the sale of more than 100,000 fixed terminals, 200,000 mobile access, and 50,000 sales of broadband internet access a month, servicing a region composed of 13.7 million households and 44.5 million inhabitants.

Intellectual Property

     We conduct research and development in the areas of telecommunications services, but we do not independently develop any new telecommunications technology.

Our Patents in Brazil

     We own four patent applications in Brazil, filed with the INPI to protect telecommunication systems and methods, which are valid for 20 years from the filing dates. A request for technical analysis to determine whether the patents are valid has to be completed in 2007 for three of them and in 2008 for one of them or they will be automatically cancelled. Additionally, according to the Brazilian Industry Property Law, it is necessary to pay an annual fee starting as of the third year, counted from the date of the filing of the patent applications, in order to maintain the validity of patents and utility models. If the annual fees are not paid, INPI will automatically cancel the patent and/or the utility model.

     14 Brasil Telecom Celular S.A. also owns four patent applications. The request for technical analysis and the payment of the first annual fee will occur in 2007 or 2008, depending on the date of filing of those four patents. Also, we own one industrial design in Brazil that is valid until October 25, 2010, and one duly registered patent.

Our Trademarks in Brazil

     We currently own more than 800 trademarks filed in different classes of products and services, with the majority protecting communication services, and we have received the proper registration for 202 of these trademarks. Some of the other trademarks protect advertising, business management, administration, insurance, financial, monetary and real state affairs as well as scientific and technological services and research, design and industrial analysis and research services, design and development of computer hardware and software.

     Some of these applications have been published for third party opposition and are still under examination at INPI, a process that may take up to six years to be concluded. Some of our trademark applications have been opposed by third parties, and we cannot insure that they will be granted by INPI to the extent such oppositions are accepted.

Our Domain Names in Brazil

     We currently own 284 domain names covering our various subsidiaries and platforms of business registered in the name of Brasil Telecom, 354 additional domain names registered under the name of Internet Group do Brasil Ltda., 12 domain names registered under the name of Freeland S.A. (former iBEST S.A.), and 4 domain names registered under the name of Vant Telecommunicações S.A.

Regulation of the Brazilian Telecommunications Industry

     Our business, including the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law. We operate in each of the states in our region based on the concessions that were granted to each of Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR, and our predecessor, Telepar. Since we received our universal service targets certification by Anatel on January 20, 2004, we have also been authorized to (i) operate outside Region II, our original concession area, to provide interregional and international long-distance services area, and (ii) to provide local and domestic long-distance services in certain sectors of Region II where we were not previously present and in Regions I and III. These concessions and authorizations allow us to provide specified services and set forth certain obligations with which we must comply.

     Anatel is the regulatory agency for telecommunications that acts under the General Telecommunication Law and various decrees and administrative enactments thereunder, including the Regulamento da Agência Nacional de Telecomunicações (Anatel decree). Anatel is administratively independent from the government and is financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, and Anatel’s decisions may be challenged administratively before the agency itself or through the Brazilian judiciary system. Under Brazilian law, Anatel approves the rates that all public-regime companies charge for products and services. On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts that became effective on January 1, 2006 and remain effective until 2025.

Concessions and Licenses

     We operate under public-switched telephone network concessions (local and domestic long-distance), which grant us the right to offer local and domestic long-distance services in Region II. Concessions to provide public-switched telephone network services are granted under the public regime but such services may also be provided through authorizations granted under the private regime. For example, outside of Region II, i.e. Regions I and III, we operate under authorizations granted under the private regime to provide local, domestic and international long-distance services. These concessions and authorizations allow us to provide specificed services and set forth certain obligations with which we must comply. On December 18, 2002, we acquired a license to offer our mobile services under the private regime.

     Public regime companies are subject to certain obligations as to continuity and universal service. On the other hand, private regime companies are generally not subject to requirements as to universal services, but they are subject to certain network expansion and quality of service obligations set forth in their licenses. Oi (formerly Telemar), Telefônica (formerly Telesp), CTBC, Sercomtel and Embratel also operate in the public regime while all other telecommunication companies operate in the private regime.

     Public regime companies, like us, typically offer certain services in the private regime, the most significant of which are data transmission services through Multimedia Communication Services authorizations.

Fixed-line Telecommunications Rates

     For basic plans, our concessions establish a mechanism for annual rate adjustment based on a basket of individual services and the use of a price index. Through December 2005, the General Price Index – Internal Availability was used. In January 2006, it was replaced by the IST, a price index used by Anatel, which is now the official index to measure sector inflation and adjust rates. To establish rates, two rate baskets are defined, one for local services (local rate basket) and one for long-distance services (DLD basket). The local basket represents the weighted average of the rates for basic subscriptions and local pulses/minutes. The national DLD basket includes all different prices for calls, which vary according to the distance, the time of day and the length of connection. The rates for the provision of services through payphones and the rates for address changes are treated separately.

     The annual IST index discounts the productivity X-Factor that is calculated according to a methodology defined on Norma 418/05. Within each basket, the rates have a capped price, which can be adjusted up to a percentage above the established index (up to 5.0% higher for each of the local basket and the DLD basket). However, the application of a higher index to one of the items in the basket requires a balancing of the remaining items so as not to exceed the established limit for such basket as a whole.

     On the adjustment date for the local and DLD baskets, the adjustments for network usage rates are also approved. These are the rates charged when our networks are used by other telecommunications carriers.

     The maximum adjustment indexes allowed for the baskets during the period of 2003 to 2007 are as follows:

	2003	2004	2005	2006	2007

Local Basket	16.0%	6.9%	7.3%	(0.42)%	2.14%
DLD Basket	12.5%	3.2%	2.9%	(2.77)%	2.14%

     For 2006 and 2007, Anatel established a model to reduce the readjustment levels to pass part of the productivity gains obtained by the companies to the users.

     On each of July 11 and July 18, 2006, Anatel confirmed a decrease in rates in connection with local and long distance services and network usage. These rate decreases were equal to an average of 0.42% on local services and 2.77% on domestic long distance services. The maximum rates for international long distance calls were increased by 8.4% (basic plan).

     On July 18, 2007, Anatel authorized the rate readjustments as provided for in our concession contracts, with effect from July 20, 2007. The local and domestic long distance services had an average 2.14% adjustment, based on the difference between IST (2.9%) and the productivity X-Factor (0.74%) .

     Since 2001, Anatel can submit us to a regime of free rating, provided that there is large-scale and effective competition among the service providers. Under this regime, the concessionaire can establish its own rates. In the event this regime is implemented, Anatel may reestablish the previous regime should arbitrary increases of profits by the carriers or practices considered harmful to the competition occur. To date, we have received no indication from Anatel that they intend to submit us to such a free rating regime.

Regulation of Mobile Services – PCS

     In September 2000, Anatel amended the regulations related to the provision of mobile telecommunications services for PCS. These amended PCS authorizations enable new participants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The amended PCS regulation divides Brazil into three distinct regions, each of which corresponds to the regions applicable to the public regime fixed-line telephone service providers.

     The PCS license sets forth certain obligations and targets that must be met by a PCS service provider. These obligations were initiated in May 2004 when we received radiofrequency authorization from Anatel, which allows Brasil Telecom GSM to provide mobile services, to buy and install our mobile network and to integrate the mobile services with our other products. This license is valid for 15 years and can be renewed for the same period. Under these obligations and in our region (Region II under the General PCS Authorization Plan), we are required to:

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

3G Mobile Services – PCS

     As noted above, in December 2007, we acquired a license in a national auction promoted by Anatel for radiofrequency authorizations for the provision of 3G mobile telecommunications services for PCS. The auction divided Brazil into nine distinct regions, each with four radiofrequency authorizations for different PCS providers.

     The 3G license sets forth certain obligations and targets that must be met by PCS service providers. These obligations will commence for us when we receive radiofrequency authorizations from Anatel, which will allow us to provide 3G services. This license is valid for 15 years and can be renewed for the same period. Under these obligations, we are required to:

  service 168 cities (out of a total of 1,836 cities that are currently without mobile service) with either 2G or 3G mobile telecommunications services, with half of those cities serviced in the first year of the license and all remaining cities serviced by the second anniversary of the license;

  service 242 cities of less than 30,000 inhabitants (out of a total of 2,740 cities) with 3G service, within eight years of receipt of the license;

  service all state capitals, the Federal District and all cities with more than 500,000 inhabitants, within two years of receipt of the license;

  within four years, provide 3G service to all cities with more than 200,000 inhabitants;

  within five years, provide 3G service to 50.0% of the cities with more than 30,000 inhabitants and less than 100,000 inhabitants, and service all cities with more than 100,000 inhabitants; and

  within eight years, provide 3G service to 60.0% of the cities with less than 30,000 inhabitants.

     A locality is considered “serviced” when the covered service area contains at least 80.0% of the urban area. Failure to meet these targets may result in the imposition of penalties established in the regulations and, in extreme circumstances, revocation of the PCS license by Anatel.

     Obligations of Telecommunications Companies

     Like other telecommunications service providers, in addition to the service requirements, we are also subject to obligations concerning quality of service and network expansion and modernization. As a public regime company, we are also subject to a set of special restrictions regarding the services we may offer, contained in the General Concession Plan, and special obligations regarding service quality, network expansion and modernization contained in the PGMU and the PGMQ.

     On June 10, 2003, the Brazilian government issued a presidential decree, Decree No. 4733, setting forth a number of changes in the regulation of Brazil’s public switched telephone network. The decree sets forth general policies regarding, among others, universal access to telecommunications services, stimulation of employment, labor market and development of the Brazilian industry in the telecommunications sector, stimulation of competition and the adoption of rate adjustment policies that took into account Brazilian socio-economic conditions and the financial equilibrium of the existing concession contracts. The decree also established some changes including the concessions contracts extension to public switched telephone network.

     Pursuant to Decree No. 4,769, dated as of June 27, 2003, as amended by Decree No. 5,972 and Decree No. 6,155, the Federal Government approved the PGMU, which required that providers achieve new targets beginning on January 1, 2006. The purpose of the plan is to allow all Brazilians, regardless of where they are located or their socio-economic status, to have access to the public switched telephone network. The costs related to meeting the targets contemplated by the new plan must be covered solely by the concessionaries of the PSTN (incumbents) pursuant to terms stipulated in each provider’s concession contract. Anatel may revise the universalization targets, pursuant to the concession contracts, as well as propose additional targets and accelerate the plan. Noncompliance with these quality targets can result in certain fines. See “—Fines and Penalties” below. The plan applies to local, domestic and long-distance service providers in varying degrees.

     Telecommunications services providers are required to:

  install a public switched telephone network to provide access for individual residential, non-residential and “trunk” classes in locations with more than 300 inhabitants;

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

  provide a telecommunication center (PST) with public phone and public Internet terminals in thirty percent of all municipalities with less than fifty thousand habitants and six percent of all cities with more than fifty thousand habitants, granting access to, at least, twenty percent of the totality of the habitants from January 1, 2008 onwards;

  provide a telecommunication center (PST) with public phone and public Internet terminals in all rural cooperative corporations with less than one hundred and eighty members from January 1, 2008 onwards;

  provide a telecommunication center (PST) with public phone and public Internet terminals in thirty five percent of all rural cooperative corporations with more than one hundred and eighty and less than two hundred and fifty members from January 1, 2008 onwards;

  provide a telecommunication center (PST) with public phone and public Internet terminals in fifty five percent of all rural cooperative corporations with more than two hundred and fifty and less than seven hundred members from January 1, 2008 onwards; and

  provide a telecommunication center with public phone and public Internet terminals in thirty five percent of all rural cooperative corporations with more than seven hundred members from January 1, 2008 onwards.

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

General Plan on Universal Service (PGMU)

     On July 12, 2007, the Brazilian government issued a new presidential decree, Decree No. 6,155, setting forth a number of changes to the current PGMU. The decree also established some changes to the dates by which implemention of telecommunication centers must be accomplished in cities and in rural cooperative corporation. The new date for beginning of the deployment is January 1, 2008. For the year 2008, the requirement will vary according to the size of the cooperative. By the end of 2010, all cooperatives must be serviced.

     On November 7, 2007, Anatel issued a Public Consultation in order to propose a change in the current PGMU target to implement the Universal Goals established in the PGMU related to telecommunications centers (PST). Thus, instead of implementing PST throughout our concession region, the proposed change requires us to provide broadband infrastructure to municipalities that do not have this infrastructure. This consultation requires the approval of the Brazilian President in order to become effective.

     Local service providers must also comply with the Special Individual Access Class rules, which are designed to require service for the less economically advantaged population. Under the Special Individual Access Class, a user may enter into a plan under which he or she is required to pay a lesser amount of monthly fee for service than the basic plans.

     During 2007, we met all of our PGMU universalization targets.

     The following table indicates certain of our obligations relating to the expansion of our network in 2007 and our performance in satisfying those obligations as of December 31, 2007.

	Targets at	Company status at
	December 31, 2007	December 31, 2007

Fixed-line service available to all communities larger than (inhabitants)	300	Obligation met
At least one public phone available to all communities larger than (inhabitants)	100	Obligation met
Maximum waiting time for installation of a line (weeks)(1)	1	Obligation met
Minimum number of public telephones (per 1,000 inhabitants)	6	Obligation met
_________________________
(1) Applies only to areas where fixed-line service is fully available.

General Plan on Quality (PGMQ) – Quality of Services

     The PGMQ was approved in June 2003, and became effective on January 1, 2006 after the extension of the concession contracts that expire in 2025. Pursuant to the plan, we are required to meet certain service quality targets relating to call completion rates, repair requests, rate of response to repair requests, operator response periods and other aspects of our telecommunications services. Noncompliance with these quality targets can result in certain fines. See “—Fines and Penalties” below.

     Each PSTN public or private regime company must comply with the provisions of the PGMQ and also with the terms of their respective concessions, licenses or authorizations. All costs related to the attainment of the goals established by the PGMQ must be exclusively borne by the respective telephone service provider. The PGMQ establishes minimum quality standards with regard to:

  attending to repair requests;

  attending to change of address requests;

  servicing users by phone;

  quality of public telephones uses;

  informing the user’s access code;

  personal services to users;

  issuance of bills;

  rate of call completion for originating calls;

  modernization of the network; and

  responding to mail received from users.

Fines and Penalties

     Failure to meet the network expansion and modernization obligations established by the PGMU, or any act or failure to act that harms competition in the telecommunications sector, may result in fines and penalties of up to R$50.0 million, as well as potential revocation of concessions.

     Failure to meet the quality of service obligations established by the PGMQ may result in fines and penalties of up to R$40.0 million.

Public Regime – Service Restrictions

     Until December 31, 2001, according to the General Concession Plan, all fixed-line telecommunications service concessionaires, like our company, were prohibited from offering new services, such as mobile services, fixed-line telecommunications services in the local mode outside our region and in the interregional or international long-distance mode. In January 2004, the accomplishment of the universalization targets by the concessionaires enabled them to be exempt from this restriction. Today, every public fixed-line telecommunications service provider is authorized to offer all other telecommunications services, with the exception of cable television services in its original region of concession, which is Region II in our case.

     Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

  a restriction on holding more than 20% of the voting stock of any other public regime company, if the acquisition is deemed detrimental to competition, puts at risk the execution of the concession contract or is not duly authorized by the necessary agencies; and

  a legal restriction on offering cable television services.

Interconnection

     General rules regarding interconnection are described in the General Interconnection Regulation enacted by Anatel. All operating companies providing telecommunications services must, if technically feasible, make their networks available for interconnection on a non-discriminatory basis whenever one request is made by any other telecommunications provider. Anatel currently sets and adjusts the fixed and mobile interconnection rates between networks. Anatel has allowed fixed-line and mobile network operators to freely negotiate interconnection rates.

Unbundling of local networks

     On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial unbundling of local telephone networks, which we refer to as “line sharing,” and full unbundling of local telephone networks, and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing and full unbundling per line for telecommunications services. Additional charges, such as co-location charges, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband Internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2007 no unbundled lines had been used by competitors in our region.

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

  the occurrence of:
-	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company’s corporate power without Anatel’s authorization;

-	the transfer of the concession without Anatel’s authorization;

-	the dissolution or bankruptcy of the company;

-
an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken by the company since such intervention would prove to be inconvenient, unnecessary or resultant in unfair benefits for the company; or

  failure to comply with universalization targets.

  failure to meet insurance requirements set forth in the concession agreement.

     In the event that a concession is revoked, Anatel may occupy the company’s premises and use its employees to continue providing telecommunications services.

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

     Our properties are located in the States of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro and Belo Horizonte, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2007, our operations used approximately 6,715 properties, of which 3,183 were owned by us and 3,532 were leased from third parties.

     As of December 31, 2007, the net book value of our property, plant and equipment was approximately R$5,664.2 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

Environmental and Other Regulatory Matters

     As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes, and through farms, conservation units and environmental preservation areas, among other places. So far, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in the municipality of Porto Alegre, the capital of the state of Rio Grande do Sul, with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

     We must also comply with environmental legislation regarding the management of solid wastes. According to CONAMA Resolution 237 of 1997, companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly liable for any damage caused with the company responsible for waste treatment. Also, in all states where Brasil Telecom operates, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

     In addition, we are subject to Anatel’s requirements, which impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

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

Overview of Results of Operations

     Over the last several years, we have focused on the following major initiatives:

  Increase interregional and international long-distance market share. We have worked to increase our market share in our business of providing long-distance service. Since January 2004 we have offered interregional and international long distance services, and we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture additional market share.

  Strengthen our mobile telecommunications services. Since September 2004, we have offered mobile telecommunications services based on GSM mobile technology. With the introduction of mobile services, we are the only company in Region II to offer both wireline and mobile services and we continue to leverage this advantage to increase our brand awareness and overall market share.

  Continue to integrate and expand our high technology network infrastructure in order to position ourselves as a market-leading data and Internet access service provider. Together, our submarine fiber optic cable system, our local fiber-optic network, and our Internet provider, provide us with the state-of-the-art broadband infrastructure as well as local network capacity that will allow us to position ourselves as a market leader for data and Internet services to both residential and corporate clients.

  Develop integrated voice, data and multimedia services for residential and corporate clients. We have worked to offer integrated voice, data and multimedia products and services through our existing distribution channels as well as through new mobile phone stores, to provide our customers with a one- stop shopping environment for both residential and corporate clients. We refer to this initiative as “convergence,” or the offering of integrated and diverse services to a single customer.

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

     The growth of emerging technologies such as Wi-Max, Wi-Fi and 3G, are facilitating the entrance of new providers and require existing companies to continually focus on development of new and improved product lines. As a consequence, competition is increasing, originating not only in traditional operators, but also with new players such as: internet portals, pay-TV, mobile broadband ISPs and Information Communications Technology integrators, among others.

     We expect 2008 to be challenging, as we continue to work to keep pace with our competitors in Region II, enter new markets and improve our profitability. Our challenges include the following:

  Meeting competition. As a result of government regulations, our domestic and international long distance markets are increasingly open to competition from other service providers, and competitors have gained market share at our expense. We are actively pursuing a marketing strategy to attract and retain customers and develop our customer base, in particular our corporate client base.

  Cost control. To maintain our profitability in the increasingly competitive telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by controlling bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network build-out, making capital expenditures to address new markets, lowering our financing costs and operating costs and enhancing the productivity of our existing assets.

  Changes in the competitive landscape due to new technology. New technologies, such as voice over IP and Next Generation Networks, have the potential to significantly transform the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of emerging technologies.

In 2008, we intend to focus specifically on the following major initiatives:

  Meet customer needs by means of convergent and integrated services. To meet customer needs, we offer integrated service packages. We offer a broad portfolio of services, including fixed and mobile services, video, broadband Internet, solutions for corporate data communication (including Cyber Data Center), and Internet service.

  Provide high-quality service. Armed with the knowledge that customers are the main source of income, we will seek means of meeting and exceeding customer expectations, both in the services offered and in managing our customer relationships.

  Expand our mobile services to ensure profitability. Although we were the fourth entrant into mobile telephony in our region, our operations have been very successful. We attempt to ensure profitability by national synergy, reductions in the subsidies of handsets, and the offering of fixed-mobile services customized to meet customers’ needs. The intranet traffic incentive reduces interconnection costs. We expect the implementation of 3G technology to lead to further innovative applications that will enable us to increase our share of new service offerings.

  Be an interactive media provider, promoting unique experiences in the IP environment. In order to attain this goal, Internet Group, our Internet business unit (which includes the activities of Internet providers iG, iBest, and BrTurbo), follows a strict strategy of unifying its management, combining platforms and services, diversifying content (games, music, videos, etc.), and investing in interactivity projects and convergence with the IP environment. Our goal is to become the leading brand in Internet media.

  Focus and strengthen customer relationships. Customer relationships have been developed based on the “customer experience chain” concept, which continuously manages and assesses all eventual points of contact between us and the customer. Intelligent market segmentation ensures that every customer segment gets adequate and specialized service to meet its needs. Monthly surveys are carried out with the purpose of continuously assessing the efficiency of the process and levels of customer satisfaction, and of ensuring continuous relationship enhancement.

  Offer unique new services, taking advantage of the opportunity to use emerging technologies. We are the only Brazilian operator to take part in important international groups for technological definition.
  We are one of the founding members of the Fixed Mobile Convergence Alliance, or FMCA, a world reference group for fixed-mobile converging services, and are an active member of the Telecommunications & Internet Converged Services and Products for Advanced Networks, or TISPAN, the main global entity for the standardization of fixed line architecture technological evolution.

Key Factors Affecting Revenues and Results of Operations

Rate Adjustments

     Rates for fixed-line telecommunications services are subject to comprehensive regulation. Our concession contract establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. For a discussion of the application of prescribed rates to our individual services and average rates for baskets of services, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry— Fixed-line Telecommunications Rates.”

Rate Increases

     The following table sets forth the adjustments in maximum rates in 2005, 2006 and 2007 for various services as adjusted by Anatel pursuant to the IGP-DI and IST Index.

	July 3, 2005	July 14, 2006	July 20, 2007

Local services basket	7.27%	(0.42)%	2.14%
Installation	7.27%	(0.42)%	2.14%
Residential subscription	7.25%	(0.42)%	2.14%
Non-residential subscription	7.27%	(0.42)%	2.17%
Trunk subscription	7.27%	(0.42)%	2.18%
Pulses / Minuto Local	7.27%	(0.42)%	2.14%(3)
Phone credits	7.37%	(0.42)%	2.16%
Change of address	7.27%	(0.42)%	2.14%
Local interconnection	(13.33)%	(19.46)%(1)	(18.3)%(2)
Domestic long distance basket	2.94%	(2.77)%	2.14%
Long distance interconnection	2.94%	(28.92)%	(0.13)%

________________________________________
(1) TU-RL and TU-RIU were adjusted in January and July of 2006.
(2) TU-RL was adjusted in January and July of 2007.
(3) The adjustment to local minute billing in 2007 was effective as of October 1, 2007.

Network Services

     We provide access to our network and lease certain network facilities to other telecommunications companies as part of our network service business. Interconnection fees are also reflected in our costs, as we pay interconnection fees for using other companies’ networks to complete our clients’ calls. To complete a fixed-to-mobile call, we pay VU-M, which increased by 4.5% in 2005 (VU-M for VC-1), 4.5% in 2006 (VU-M for VC-2 and VC-3), and 2.25% in 2007 (VU-M for VC-1, VC-2 and VC-3). To complete a fixed-to-fixed call, we also pay (i) an interconnection fee for the use of local networks (TU-RL), which decreased by 13.3% in 2005, 19.46% in 2006 and 18.3% in 2007, and (ii) an interconnection fee for the use of intercity networks (TU-RIU), which increased by 2.9% in 2005, decreased by 28.92% in 2006, and decreased by 0.13% in 2007.

     Although the growth of mobile telecommunications and increase in long distance usage volumes resulted in an increase in network services revenues from 2001 through 2003, our revenues have decreased in, 2005, 2006 and 2007, in part due to an increase in competition among mobile telecommunications service providers. Any adverse effect on our competitors’ systems that in turn has a negative impact on their interconnection with our network could have an adverse effect on our financial condition and results of operations.

Regulatory Factors

     Our operations are based on concessions granted by the Brazilian Government, which authorizes us to render local and long distance fixed-line telephone services within and originating from Region II. According to Brazilian law, as a concessionary, we must have Anatel’s approval for the rates charged for our products and services. On December 22, 2005, Anatel and the other concessionaries signed extensions of the concession contracts for an additional 20 years, effective as of January 1, 2006. The extensions to the concession contracts changed the rate model. The IGP-DI Index was replaced by the IST, which is based on weighted indices that better represent variations in individual companies’ costs. Authorized companies in the industry, such as Global Village Telecom and Intelig, do not require Anatel’s approval to define their rates and may unilaterally change the prices they charge for their services. As a consequence, Anatel’s disapproval or delay in the approval of rate readjustments may have a negative impact on our operations and competitive position.

     Strict regulation by Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record.

Political and Economic Factors

     We have been and will continue to be affected by the economic, political and social conditions in Brazil. Most notably, our operations have been impacted by the fluctuation of the real and by variation in interest rates influenced by the Brazilian government’s efforts to control inflation. See “Item 3. Key Information—Exhange Rates” and “Item 3.—Risk Factors—Risks Relating to Operations in Brazil.”

     The following table shows the GDP growth, the inflation rate, the dollar exchange rate devaluation (appreciation) and the SELIC rate for the three-year period ended December 31, 2007.

	Year ended December 31,

	2005	2006	2007

GDP growth(1)	2.3	3.7	4.7(5)
IGP—DI Inflation Rate%(2)	1.2	3.8	7.9
IGP – M Inflation Rate%(2)	1.2	3.8	7.7
IPCA Inflation rate%(3)	5.7	3.1	4.5
Dollar exchange rate devaluation / (appreciation) %(4)	(13.4)	(8.7)	(17.2)
SELIC%(4)	18.0	13.3	11.2
________________________________________
(1) Source: IBGE
(2) Source: Fundação Getúlio Vargas
(3) Source: Consumer Price Index—IBGE
(4) Source: Brazilian Central Bank
(5) Source: Brazilian Central Bank (estimated for 2007)

Foreign Exchange and Interest Rate Exposure

     For the year ended December 31, 2007, gain on foreign currency and monetary restatement amounted to approximately R$3.9 million, due to the appreciation of the real against the dollar. We also face foreign exchange risk because a significant portion of our equipment costs are denominated in dollars. Historically, approximately 41% our total capital expenditures have been dollar denominated.

     We are exposed to exchange rate risk as a consequence of our debt denominated in or indexed to foreign corrency. At December 31, 2007, approximately 16.7%, or R$731.6 million, of our total indebtedness was exposed to foreign exchanges (dollars, Japanese Yen and Cesta de Moedas), compared to 19.1%, or R$1,026.1 million, at December 31, 2006. Of our indebtedness affected by exchange variation at December 31, 2007, approximately 80.6% was protected against significant variations in exchange rates (R$/US$, R$/Japanese Yen and Cesta de Moedas). See Note 34 to our audited financial statements and “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2007, 98.4% of our reais-denominated interest-bearing liabilities bore interest at floating rates. We have not entered into derivative contracts or made other arrangements to protect against this risk. At December 31, 2007, approximately 42.0% of our foreign currency denominated debt bore interest at floating rates based on either LIBOR or LIBOR Yen. At December 31, 2007, the six-month LIBOR was 5.4% per annum and the six-month LIBOR Yen was 1.0825% per annum. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk.”

Competitive Factors

     We are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. However, we face rapidly increasing competition from companies that already operate in our region, such as Embratel, Intelig and GVT, and from companies which have been given permission to operate in our region, such as Telemar, Telesp, Albra, TIM, Telmex do Brasil, TNL PCS S.A., CTBC Telecom and Sercomtel. The entry of new competitors in the local market, the long distance market or the other markets in which we compete may have an adverse impact on our business, financial condition, results of operations or prospects.

     Competition in the telecommunications business is expected to increase as a result of the deregulation that began in 2002, including the certification and authorization process by which companies are permitted to provide additional services inside and outside of their regions. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that competition as a result of the entry of additional competitors into the market for local, long distance and mobile services in Region II, as well as significant industry consolidation, may adversely affect our revenues. We anticipate, however, that our growth in the Brazilian market will partially offset this competition, since we are able to offer long distance and data services on a nationwide basis in addition to mobile services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into other new business areas will provide us with new growth opportunities.

     The extent of any adverse effects on our results of operations and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among these factors are the technical and financial resources available to our competitors, their business strategies and capabilities, consolidation of competitors, prevailing market conditions, the regulations applicable to us and to any new entrants to the market, including those pertaining to providers of mobile telecommunications services, and the effectiveness of our efforts to be prepared for increased competition.

US GAAP Reconciliation

     We prepare our Consolidated Financial Statements in accordance with Brazilian Corporate Law, which differs in certain significant respects from US GAAP. The following table sets forth a comparison of our net income (loss) and shareholders’ equity in accordance with Brazilian Corporate Law and US GAAP as of the dates and for the periods indicated:

	Year ended December 31,

	2005	2006	2007

Net income (loss) in accordance with:	(Thousands of reais)
Brazilian Corporate Law	(29,555)	470,368	671,290
US GAAP	291,066	646,707	702,470

Shareholders’ equity in accordance with:
Brazilian Corporate Law	5,246,000	5,277,602	5,246,513
US GAAP	6,003,576	6,341,131	6,627,276

     See Note 36 to our Financial Statements for a description of the principal differences between Brazilian Corporate Law and US GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders’ equity for the dates and periods indicated therein.

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical Accounting Policies” are those that are important to the portrayal of our financial condition and results of operations and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

  goodwill impairment;

  revenue recognition;

  allowance for doubtful accounts;

  depreciation of property, plant and equipment;

  valuation of property, plant and equipment;

  provisions for contingencies;

  deferred income taxes; and

  provision for pensions.

Goodwill Impairment

     Under Brazilian Corporate Law, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. In connection with the Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets,” or SFAS 142, we are required to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we are required to identify our reporting units and determine the carrying value of each reporting unit by assigning to it the assets and liabilities, including the existing goodwill and intangible assets associated with the operation of that reporting unit. We are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we are required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.

     Under the terms of our operating concessions granted by the Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by its fixed-line operating licenses. Also, we do not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation at a level below the entire fixed-line business segment, nor do we manage different areas of the concession as if they were separate businesses. Thus the entire fixed-line business is considered to be one reporting unit. In viewing all of our fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including such assumptions and estimates as we considered appropriate, we were not required to recognize any impairment loss under either US GAAP or Brazilian Corporate Law. For the Internet segment we apply separate assessments for each reporting unit. We were not required to recognize an impairment loss under US GAAP for any of the periods presented.

     A determination of the fair value and the undiscounted future operating cash flows of our segment businesses (fixed-telephone, data transmission and Internet) requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow could have led us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders’ equity.

Revenue recognition

     Under Brazilian Corporate Law and US GAAP, revenues are generally recognized on an accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from activation and installation fees are recognized upon the activation of customer services. Revenue is not accounted for if there is an uncertainty as to its realization.

     Under Brazilian Corporate Law, revenues from activation and installation fees are recognized upon activation of customer services. Under US GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

     Under Brazilian Corporate Law revenues from public telephone phone cards are recognized when the cards are sold. Under US GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. For US GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each consolidated balance sheet date.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for US GAAP or for Brazilian Corporate Law.

Allowance for doubtful accounts

     Under Brazilian Corporate Law and US GAAP, we provide an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. We base our estimates on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts receivable from our customers. Additional allowance may be required in case the value of our estimated allowance for doubtful accounts differs from the amounts not actually collected due to deterioration in the financial condition of our customers or otherwise.

Depreciation of property, plant and equipment

     Under Brazilian Corporate Law and US GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are shown in Note 18 to the Consolidated Financial Statements. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Valuation of property, plant and equipment

     The preparation of our financial statements in accordance with Brazilian Corporate Law involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deem reasonable and relevant. A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

Provisions for contingencies

     Under Brazilian Corporate Law and US GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management’s opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision for contingencies is adequate, there can be no assurance that these factors will not change in the future.

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law. Under Brazilian Corporate Law and US GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for post-retirement benefits

     We are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels relating to post-retirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement benefit costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for pensions, which could materially reduce the results of our operations and shareholders’ equity.

Results of Operations for the Years Ended December 31, 2005, 2006 and 2007

     The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, as well as under the caption “Selected Financial Data.” The data at December 31, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements, prepared in accordance with Brazilian Corporate Law.

     The following table sets forth certain components of our net income (loss), as well as the percentage change from the prior year, for 2005, 2006 and 2007.

	Year ended December 31,			Percentage Changes

	2005	2006	2007	2005 - 2006	2006 – 2007

	(thousands of reais, except percentages)

Net operating revenues	10,138,684	10,296,659	11,058,546	1.6	7.4
Cost of services and goods sold	(6,520,605)	(6,461,172)	(6,383,191)	(0.9)	(1.2)

Gross profit	3,618,079	3,835,487	4,675,355	6.0	21.9
Operating expenses
Selling expenses	(1,656,243)	(1,470,641)	(1,485,352)	(11.2)	1.0
General and administrative expenses	(1,288,497)	(1,330,400)	(1,358,434)	3.3	2.1
Other net operating income (expenses)	(635,903)	(263,930)	(505,379)	(58.5)	91.5

Operating income before net financial expenses	37,436	770,516	1,326,190	1,958.2	72.1
Net financial expenses	(387,388)	(82,421)	(38,367)	(78.7)	(53.4)

Operating income (loss)	(349,952)	688,095	1,287,823	(296.6)	87.2
Net non-operating income (expenses)	(146,560)	31,419	(2,974)	(121.4)	(109.5)

Income (loss) before taxes and minority interests	(496,512)	719,514	1,284,849	(244.9)	78.6
Income and social contribution tax benefits (expenses)	373,097	(108,081)	(352,903)	(129.0)	226.5

Income (loss) before minority interests	(123,415)	611,433	931,946	(595.4)	52.4
Minority interests	93,860	(141,065)	(260,656)	(250.3)	84.8

Net income (loss)	(29,555)	470,368	671,290	(1,691.5)	42.7

Net Operating Revenues

     Net operating revenues increased 7.4% to R$11,058.5 million in 2007 from R$10,296.7 million in 2006. This growth in net revenues was principally due to: (i) a 20.7% increase in revenues from data transmission resulting from a 19.5% increase in our ADSL accesses in service; and (ii) an increase in the mobile service revenues representing a 26% increase in our mobile client base in 2007 from 2006, or R$1,919.3 million, an increase of R$596.0 million in comparison to 2006.

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

     Gross operating revenue is offset by value-added and other indirect taxes and discounts to customers. The composition of gross operating revenues by category of service is presented in our Financial Statements and discussed below before deduction of value-added and other indirect taxes. We do not determine net operating revenues for each category of revenue as we do not believe such information to be useful to investors.

     The following table sets forth certain components of our consolidated net operating revenues, as well as the percentage change from the prior year, for 2005, 2006 and 2007.

	Year ended December 31,			Percentage Changes
	2005	2006	2007	2005-2006	2006-2007

Local services:	(thousands of reais, except percentages)
Monthly subscription charges	3,516,562	3,517,369	3,541,429	0.0	0.7
Measured service charges(1)	3,613,698	3,337,509	2,977,551	(7.6)	(10.8)
Public telephones	496,766	540,610	546,007	8.8	1.0
Other	96,810	74,091	47,276	(23.5)	(36.2)

Total local services	7,723,836	7,469,579	7,112,263	(3.3)	(4.8)
Long-distance services:
Intraregional(2)	2,626,464	2,464,387	2,662,498	(6.2)	8.0
Interregional and International	364,098	305,702	284,956	(16.0)	(6.8)

Total long-distance services	2,990,562	2,770,089	2,947,454	(7.4)	6.4
Data transmission	1,530,985	2,000,525	2,415,374	30.7	20.7
Network services	941,464	770,579	715,567	(18.2)	(7.1)
Mobile services	732,339	1,323,270	1,919,331	80.7	45.0
Other	768,053	777,276	887,399	1.2	14.2

Gross operating revenues	14,687,239	15,111,318	15,997,388	2.9	5.9
Value added and other indirect taxes	(4,219,054)	(4,285,952)	(4,353,809)	1.6	1.6
Discounts	(329,501)	(528,707)	(585,033)	60.5	10.7

Net operating revenues	10,138,684	10,296,659	11,058,546	1.6	7.4

________________________________________
(1) Includes VC-1 charges.
(2) Includes VC-2 and VC-3 charges.

Revenues from Local Service

     Total revenues from local services decreased by 4.8% to R$7,112.3 million in 2007 from R$7,469.6 million in 2006. This decrease was primarily due to the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region to 18.2 lines in service per 100 inhabitants at December 31, 2007 from 19.4 lines in service per 100 inhabitants at December 31, 2006. The total number of active lines in service (total lines in service excluding blocked lines) decreased to 7.8 million at December 31, 2007 from 8.1 million at December 31, 2006. We expect a reduction in our fixed lines in service in the future due to migration of our customers to mobile services.

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

     Monthly Subscription Charges

     Total revenues from monthly subscription charges increased by 0.7% to R$3,541.4 million in 2007 from R$3,517.4 million in 2006. This increase is primarily due to the increase of 24.3% in the number of local fixed alternative plan lines over 2006, totaling 3.9 million customers as of December 31, 2007, offset by a decrease in the lines in service.

     Total revenues from monthly subscription charges remained stable at R$3,517.4 million in 2006 as compared to R$3,516.6 million in 2005. This stability is primarily due a rate decrease to residential clients of 0.42%, offset by a rate increase to non-residential clients of 2.18% .

     Measured Service Charges

     Total revenues from measured service charges, which include charges for minutes used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, decreased by 10.8% to R$2,977.6 million in 2007 from R$3,337.5 million in 2006. This decrease was primarily due to a 4.4% decrease in revenues from local calls made from a fixed-line to mobile handsets (VC-1), resulting from greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Total billed pulses, which are the number of pulses that exceed the fixed monthly allowance, decreased by 65.9% to approximately 3.0 billion in 2007. In July of 2007, Anatel’s requirements converted the charging system from pulses to minutes, which changed the traffic profile significantly from the third quarter of 2007 on. For comparison purposes and based on our usage profile, the conversion factors for the basic residential, non-residential and alternative plans averaged 1.7, 1.5 and 4.0 minutes of call time, respectively. The number of billed pulses per average lines in service per month decreased to 30.7 in 2007, compared to 81.3 in 2006, reflecting the conversion of the system from pulses to minutes and also the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections. The number of billed minutes per average lines in services per month totaled 54.2 in 2007. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

     Total revenues from measured service charges, which include charges for pulses used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, decreased by 7.6% to R$3,337.5 million in 2006 from R$3,613.7 million in 2005. This decrease was primarily due to a 7.6% decrease in revenues from local calls made from a fixed-line to mobile handsets (VC-1), resulting from greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

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

     Public Telephones

     Total revenue from public telephones increased by 1.0% to R$546.0 million in 2007 from R$540.6 million in 2006. Despite the 2.2% decrease in the number of public phone credits to 5.15 billion credits in 2007 from 5.26 billion credits in 2006, this increase in our revenue from public phone credits was partially driven by the increase of 2.1% in the public phone rates. In this period, we had an increase of 1.4% in the number of public telephones in service to 281,800 thousand at December 31, 2007 from 277,900 at December 31, 2006.

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

     Other Local Services

     Total revenues from other local services, which consist primarily of installation fees and collect calls, decreased by 36.2% to R$47.3 million in 2007 from R$74.1 million in 2006, due to a decrease in the revenues from collect calls. Although there was an increase of 3.1% in the tariff for address changes, the respective revenues decreased to R$7.2 million in 2007 from R$10.7 million in 2006, mainly due to higher discounts applied in these services. Revenues from collect calls decreased to R$11.1 million in 2007 from R$22.6 million in 2006, principally due to the increase of 21.1% in 2007 in the number of mobile lines in our region, according to Anatel estimates.

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

Revenues from Long-Distance Services

     Intraregional Long-distance

     Our revenues from intraregional long-distance services increased by 8.0% to R$2,662.5 million in 2007 from R$2,464.4 million in 2006. This increase is due to: (i) a 2.1% tariff increase in the domestic long distance basket price; (ii) a 10.9% and 30.9% traffic growth in VC-2 and VC-3, respectively. The increase was offset by a decrease of 1.8% and 12.6% in intra-sector and intra-regional calls, respectively.

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

     Interregional and International Long-distance

     Revenues from interregional and international long-distance services decreased by 6.8% to R$285.0 million in 2007, from R$305.7 million in 2006. The decrease in 2007 was primarily due to a 7.4% and 3.1%reduction in interregional and international long distance traffic, respectively. Our estimated market share in 2007 was 64.0% and 38.6% in the interregional and international segments, respectively.

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

Revenues from Data Transmission

     Total revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products increased by 20.7% to R$2,415.4 million in 2007 from R$2,000.5 million in 2006. This growth was due to a 19.0% increase in ADSL accesses and a 7.6% increase in ATM, Frame Relay and Vetor. Total ADSL accesses in service were approximately 1.6 million on December 31, 2007 up from approximately 1.3 million on December 31, 2006, and generated average revenues per line of approximately R$71.7 during 2007. In addition, the 19% increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

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

     Total revenues from network services decreased by 7.1% to R$715.6 million in 2007, from R$770.6 million in 2006, due to a reduction of 20.0% in TURL rate as of January 1, 2007. Total revenues from interconnection fees consisted of R$243.2 million from fixed-to-fixed traffic compared to R$298.2 million in 2006, R$114.4 million from mobile-to-fixed traffic compared to R$143.9 million in 2006, and R$357.9 million from leasing fees compared to R$328.4 million in 2006.

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

Mobile Services

     Total revenues from mobile services reached R$1,919.3 million in 2007, a 45% increase from R$1,323.3 million in 2006, consisting of: (i) R$270.5 million in sales of handsets and related equipment, up from R$286.2 million in 2006; and (ii) R$1,648.9 million derived from services, up from R$1,037.1 million in 2006, composed primarily of: (a) monthly subscription charges, which accounted for R$433.6 million at December 2007, up from R$305.4 million at December 2006, (b) utilization charges which include charges for minutes used in excess of the mobile monthly allowances and accounted for R$547.1 million at December 2007, up from R$388.2 million at December 2006 and (c) interconnection charges which accounted for R$624.7 million at December 2007, up from R$300.1 million at December 2006. The increase in the interconnection charges was primarily due to the effects of Anatel’s new regulation (full bill), which established that all calls among mobile operators would be charged (previously only the calls in which the difference in outgoing and incoming traffic was superior to 55% were charged). By the end of 2007 we had approximately 4.3 million mobile subscribers, a 26.2% increase from the 3.38 million mobile subscribers at the end of 2006.

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

Revenues from Other Services

     Other services consist primarily of supplementary and value-added services such as toll-free, call forwarding and caller ID, as well as Internet access services. Total revenues from other services increased by 14.2% to R$887.4 million in 2007 from R$777.3 million in 2006. Revenues from supplementary and value-added services increased by 7.2% to R$394.0 million in 2007 from R$367.6 million in 2006 and revenues from internet access services increased by 25.1% to R$458.3 million in 2007 from R$366.3 million in 2006. We are the leader in the Brazilian Internet market, having generated 44.6 billion minutes of usage in 2007, with 1.34 million subscribers paying for services including broadband access and value-added services.

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

Charges Against Gross Operating Revenues

     Value-added and Other Indirect Taxes

     The total amount of value-added and other taxes increased by 1.6% to R$4,353.8 million in 2007 from R$4,286.0 million in 2006. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     The total amount of value-added and other taxes increased by 1.6% to R$4,286.0 million in 2006 from R$4,219.1 million in 2005. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     Discounts

     Discounts are generally divided into rebates on: (i) pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), (ii) local wireline calls, (iii) long-distance calls, and (iv) intelligent network services (such as caller ID, call forwarding and conference calling). Discounts reached R$585.0 million in 2007, compared to R$528.7 million in 2006 and R$329.5 million in 2005.

Cost of Services

     Total cost of services decreased by 1.2% to R$6,383.2 million in 2007 from R$6,461.2 million in 2006. Our cost of services decreased primarily as a result of (i) a decrease in depreciation and amortization, which decreased by 11.7% to R$2,033.0 million in 2007 from R$2,301.3 million in 2006, and (ii) a 11.4% decrease in the cost of material that includes cost of mobile handsets and accessories to R$325.4 million in 2007 from R$367.1 million in 2006. These reductions were partially offset by an increase in third party services mainly due to interconnection services provided in 2007. As a percentage of net operating revenues, cost of services decreased to 57.7% in 2007 from 62.8% in 2006.

     Total cost of services decreased by 0.9% to R$6,461.2 million in 2006 from R$6,520.6 million in 2005. Our cost of services decreased primarily as a result of (i) a decrease in third party services, which decreased by 2.5% to R$3,025.9 million in 2006 from R$3,102.8 million in 2005, and (ii) a 17.6% decrease in the cost of mobile handsets and accessories to R$294.7 million in 2006 from R$357.7 million in 2005. This decrease in third party services was largely due to the reduction in interconnection costs. As a percentage of net operating revenues, cost of services decreased to 62.8% in 2006 from 64.3% in 2005.

     The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2005, 2006 and 2007.

	Year ended December 31,			Percentage Changes

	2005	2006	2007	2005 - 2006	2006 – 2007

Cost of Services:	(thousands of reais, except percentages)
Depreciation and amortization	(2,273,218)	(2,301,262)	(2,032,963)	1.2	(11.7)
Personnel	(160,721)	(193,021)	(184,443)	20.1	(4.4)
Mobile handsets and accessories	(357,680)	(294,727)	(255,429)	(17.6)	(13.3)
Materials	(73,871)	(72,394)	(69,951)	(2.0)	(3.4)
Services	(3,102,827)	(3,025,924)	(3,252,907)	(2.5)	7.5
Other	(552,288)	(573,844)	(587,498)	3.9	2.4

Total cost of services	(6,520,605)	(6,461,172)	(6,383,191)	(0.9)	(1.2)

Depreciation and Amortization

     Total depreciation and amortization costs decreased by 11.7% to R$2,033.0 million in 2007 from R$2,301.3 million in 2006. This decrease was due to fully depreciated items.

     Total depreciation and amortization costs increased by 1.2% to R$2,301.3 million in 2006 from R$2,273.2 million in 2005, mainly due to a depreciation of Brasil Telecom Cabos Submarinos Ltda.

Personnel

     On December 31, 2007, our total number of employees was 16,769. The increase came from the addition, in December 2007, of 10,866 employees that work in the newly added call center business. As the addition occurred in December, there was no relevant impact in personnel costs in 2007.

     Total personnel costs decreased by 4.4% in 2007 to R$184.4 million from R$193.0 million in 2006. The decrease resulted from additional expenses incurred in 2006 due to the downsizing of our workforce announced in February 2006 that created a non-recurring labor charge.

     Total personnel costs increased by 20.1% in 2006 to R$193.0 million from R$160.7 million in 2005. This increase in personnel costs was primarily due to labor expenses related to the downsizing in our workforce announced in February 2006, an increase in our employees’ profit share and to the collective labor agreement.

Mobile handsets and accessories

     Total costs related to mobile handsets and accessories decreased by 13.3% to R$255.4 million in 2007 from R$294.7 million in 2006. This decrease was primarily due to appreciation of the real against the US dollar and the Japanese yen, partially offset by an increase in the number of handsets sold.

     Total costs related to mobile handsets and accessories decreased by 17.6% to R$294.7 million in 2006 from R$357.7 million in 2005. This decrease was primarily due to appreciation of the real against the US dollar and the Japanese yen, partially offset by an increase in the number of handsets sold.

Material

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cable), decreased by 3.4% to R$69.9 million in 2007 from R$72.4 million in 2006. This decrease in cost of material was primarily due to a reduction in the issuance of pre-paid phone cards.

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), decreased by 2.0% to R$72.4 million in 2006 from R$73.9 million in 2005. This decrease in cost of material was primarily due to a reduction in the issuance of pre-paid phone cards.

Services

     The cost of third party services increased by 7.5% to R$3,252.9 million in 2007 from R$3,025.9 million in 2006. This increase in costs is largely due to a 9.6% increase in interconnection costs. Interconnection costs increased to approximately 14.5% of gross revenues, or R$2,318.9 million in 2007, from approximately 14.0%, or R$2,114.9 million, in 2006. This increase was due to higher mobile penetration of the market (including other mobile operators), an increase in the number of fixed-to-mobile calls (mainly VC-2 and VC-3) and the readjustment of the VUM rates to 2.25% .

     The cost of third party services decreased by 2.5% to R$3,025.9 million in 2006 from R$3,102.8 million in 2005. This decrease in costs is largely due to a 7.1% reduction in interconnection costs. Interconnection costs decreased to approximately 14.0% of gross revenues, or R$2,114.9 million in 2006, from approximately 15.5%, or R$2,275.8 million, in 2005. This decrease was due to our higher mobile penetration and by the usage of BrT GlobeNet’s services, which assured the necessary autonomy to carry its own international traffic of voice, data and Internet protocol. In addition to the 45.0% fixed-to-mobile rate readjustment the interconnection costs presented a R$161.0 million decrease from 2005, reflecting our mobile economies.

Other Costs of Service

     Other costs of service, which primarily include fees paid for the rental of equipment and infrastructure, insurance and a fee imposed by Anatel on providers of telecommunications services for the inspection of switching stations and mobile terminals, referred to as Taxa de Fiscalização de Telecomunicações, or FISTEL, increased by 2.4% to R$587.5 million in 2007 from R$573.8 million in 2006.

     Other costs of service increased by 3.9% to R$573.8 million in 2006 from R$552.3 million in 2005.

Gross Profit

     Our gross profit increased in 2007 by 21.9% to R$4,675.4 million from R$3,835.5 million in 2006, as a result of an increase in net operating revenues. As a percentage of net operating revenues, gross profit increased to 42.3% in 2007 from 37.2% in 2006.

     Our gross profit increased in 2006 by 6.0% to R$3,835.5 million from R$3,618.1 million in 2005, as a result of a reduction in cost of services and an increase in net operating revenues. As a percentage of net operating revenues, gross profit increased to 37.2% in 2006 from 35.7% in 2005.

Operating Expenses

     Total operating expenses, which include selling expenses, general and administrative expenses and other net operating expenses, increased by 9.3% to R$3,349.2 million in 2007 from R$3,065.0 million in 2006. This increase was primarily a result of the increase in net operating expenses, as discussed below.

     Total operating expenses decreased by 14.4% to R$3,065.0 million in 2006 from R$3,580.6 million in 2005. This decrease was primarily a result of the decrease in selling expenses in the period, as discussed below.

     The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2005, 2006 and 2007.

	Year ended December 31,			Percentage Changes
	2005	2006	2007	2005 - 2006	2006- 2007

Operating expenses:	(thousands of reais, except percentages)
Selling expenses	(1,656,243)	(1,470,641)	(1,485,352)	(11.2)	1.0
General and administrative expenses	(1,288,497)	(1,330,400)	(1,358,434)	3.3	2.1
Other net operating expenses (income)	(635,903)	(263,930)	(505,379)	(58.5)	91.5

Total operating expenses	(3,580,643)	(3,064,971)	(3,349,165)	(14.4)	9.3

Selling Expenses

     Total selling expenses increased 1.0% to R$1,485.3 million in 2007 from R$1,470.6 million in 2006. The increase was primarily due to marketing and advertising, which increased by R$15.3 million in 2007.

     Bad debt and provisions for doubtful accounts decreased 9.5% in 2007 despite the increase in gross revenues. As a percentage of gross revenues, bad debt and provisions for doubtful accounts decreased to 2.2% of gross revenues in 2007 from 2.5% in 2006.

     Total selling expenses decreased 11.2% to R$1,470.6 million in 2006 from R$1,656.2 million in 2005. The decrease was primarily due to third party services, which decreased R$154.4 million in 2006, largely due to a 35.9% reduction in marketing and advertising.

     Bad debt and provisions for doubtful accounts decreased 14.5% in 2006 despite the increase in gross revenues. As a percentage of gross revenues, bad debt and provisions for doubtful accounts decreased to 2.5% of gross revenues in 2006 from 3.1% in 2005. These reductions reflect our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk.

General and Administrative Expenses

     Total general and administrative expenses increased 2.1% to R$1,358.4 million in 2007 from R$1,330.4 million in 2006. The increase was primarily due to an increase of R$40.1 million in third-party services of which R$16.3 million was contracted by information technology and R$23.8 million was contracted by general and administrative expenses. As a percentage of net operating revenues, general and administrative expenses declined to 12.3% in 2007 from 12.9% in 2006.

     Total general and administrative expenses increased 3.3% to R$1,330.4 million in 2006 from R$1,288.5 million in 2005. The increase was primarily due to an increase of R$45.8 million in depreciation and amortization. As a percentage of net operating revenues, general and administrative expenses rose to 12.9% in 2006 from 12.7% in 2005.

Other Net Operating Expenses (Income)

     In 2007, total other net operating expenses amounted to R$505.4 million, a 91.5% increase from R$263.9 million in 2006. This result is primarily due to a 33.4% increase in contingencies to R$650.9 million in 2007 from R$488.1 million in 2006. This increase in contingencies was mainly due to new civil and tax lawsuits and reassessments 2007, relating to discrepancies between loan and state government interpretations with respect to the Company’s tax assessments, as well as R$127.9 million in recovery of taxes and recovered expenses registered in 2006.

     In 2006, total other net operating expenses amounted to R$263.9 million, a 58.5% reduction in comparison to R$635.9 million in 2005. This result is primarily due to a R$237.5 million reduction in provisions and administrative costs for Pension Funds and a R$127.9 million increase in recovery of taxes and recovered expenses.

Operating Income (Loss) Before Net Financial Expenses

     Our total operating income before net financial expenses increased by 72.1% to an income of R$1,326.2 million in 2007 from an income of R$770.5 million in 2006. This increase is due to an increase of 7.4% in net operating revenue, partially offset by a 91.5% increase in other operating income/expenses. As a percentage of net operating revenues, operating income before net financial expenses increased to 12.0% in 2007 from 7.5% in 2006.

     Our total operating income before net financial expenses increased by 1,958.2% to an income of R$770.5 million in 2006 from an income of R$37.4 million in 2005. This increase is due to an increase of 6.0% in gross profits and a 58.5% decrease in other operating income/expenses. As a percentage of net operating revenues, operating income before net financial expenses increased to 7.5% in 2006 from 0.4% in 2005.

Net Financial Expenses

     Total net financial expenses represent the net effect of interest income, interest expense and exchange rate and monetary restatement gain and loss.

     In 2007, our net financial expenses decreased 53.4% to R$38.4 million from R$82.4 million in 2006 primarily as a result of the appreciation of the real against the US Dollar and the Japanese Yen, together with the reduction in interest expenses due to the redemption of all outstanding debentures of the 3rd public issuance, in the amount of R$500 million, and the reduction of the UMBNDES rate from -8.5% in 2006 to -16.8% in 2007, which reduced the cost of BNDES loans.

     In 2006, our net financial expenses decreased 78.7% to R$82.4 million from R$387.4 million in 2005 primarily as a result of:

  a 46.8% reduction of swap contracts in foreign currency, to R$136.5 million in 2006 from R$256.8 million in 2005 due to the appreciation of the real in comparison to the Japanese Yen, which represented, in 2006, an effect of 23.5% in BrT’s Receives position, against 9.5% in 2005;

  a reduction of R$90.3 million in loans in foreign currency referring to the appreciation of the real against the US dollar and the Japanese Yen.

Operating Income (Loss)

     Our total operating income increased to R$1,287.8 million in 2007 from R$688.1 million in 2006, primarily as a result of a 21.9% increase in gross profits, a 9.3% increase in operating expenses and a 53.4% decrease in net financial expenses. As a percentage of net operating revenues, operating income increased to 11.6% in 2007 from 6.7% in 2006.

     Our total operating income (loss) decreased to R$688.1 million in 2006 from a loss of R$349.9 million in 2005, primarily as a result of a 6.0% increase in gross profits, a 14.4% decrease in operating expenses and a 78.7% decrease in net financial expenses. As a percentage of net operating revenues, operating income increased to 6.7% in 2006 from a loss of 3.5% in 2005.

Net Non-Operating Income (Expenses)

     Net non-operating income (expenses) consist principally of equipment disposal in connection with the modernization of our network. Total net non-operating income (expenses) reverted to an expense of R$3.0 million in 2007 from income of R$31.4 million in 2006, due to the increase in expenses of R$44.5 million from the write-off of non-operating assets, offset by R$14.5 million in provision for tax incentive losses registered in 2006 that did not occur in 2007.

     Total net non-operating income (expenses) reverted to an income of R$31.4 million in 2006 from expenses of R$146.6 million in 2005. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger with CRT in December 2000. Goodwill amortization for CRT became fully amortized in 2006 and totaled R$7.8 million for the year ended December 31, 2006, from R$126.0 million for the year ended December 31, 2005. (See Note 8 to our audited consolidated financial statements).

Income (Loss) Before Taxes and Minority Interests

     Our income (loss) before taxes and minority interests increased to an income of R$1,284.8 million in 2007 from R$719.5 million in 2006 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, income before taxes and minority interests reverted to an income of 11.6% in 2007 from income of 7.0% in 2006.

     Our income (loss) before taxes and minority interests reverted to an income of R$719.5 million in 2006 from a loss of R$496.5 million in 2005 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, income before taxes and minority interests reverted to an income of 7.0% in 2006 from a loss of 4.9% in 2005.

Income and Social Contribution Tax Benefits (Expenses)

     Income and social contribution tax expenses increased to an expense of R$352.9 million in 2007 from an expense of R$108.1 million in 2006, due to an increase in income before taxes and minority interest of R$1,284.8 million in 2007 from income of R$719.5 million in 2006.

     Income and social contribution tax benefits reverted to an expense of R$108.1 million in 2006 from an income of R$373.1 million in 2005, due to an increase in income before taxes and minority interest of R$719.5 million in 2006 from a loss of R$496.5 million in 2005.

Minority Interests

     In 2007, we allocated R$260.7 million of loss to minority shareholders, originating from their stakes in Brasil Telecom S.A., iG Cayman and Agência o Jornal da Internet. In 2006, we allocated R$141.1 million of loss to minority shareholders, originating from their stakes in Brasil Telecom S.A., iG Cayman, Opinia Cayman and Agência o Jornal da Internet. In 2005, we allocated R$93.9 million of gain to minority shareholders, originating from their stakes in Brasil Telecom S.A., iBest and iG.

Net Income (Loss)

     Our net income increased to R$671.3 million in 2007 from R$470.4 million in 2006, as a result of the increase in operating income. As a percentage of net operating revenues, net income increased to 6.1% in 2007 from 4.6% in 2006.

     Our net income (loss) reverted to a net income of R$470.4 million in 2006 from a net loss of R$29.6 million in 2005, as a result of the increase in operating income and reduction of net non-operating expenses. As a percentage of net operating revenues, net income reverted to 4.6% in 2006 from a loss of 0.3% in 2005.

Information per Business Segment

     Our business segments presented in this annual report were identified based on their performance and management structure, as well as internal management information. Income and other information by segment takes into consideration the items directly attributable to the segment as well as those that can be reasonably allocated to such segment.

	Company reportable segments as of December 31, 2007
	Fixed
	Telephony,
	Data	Mobile	Internet	Management	Eliminations	Consolidated
	Transmission	Telephony
	and Call
	Center(1)
Net operating revenue	9,754,044	1,745,934	379,515	-	(820,947)	11,058,546
Gross income (loss)	4,245,633	214,242	324,312	-	(107,843)	4,676,345
Operating income (loss)before financial revenues (expenses)	1,757,555	(332,083)	(76,318)	(23,981)	1,016	1,326,190
_______________________________________
(1)     In November 2007, Brasil Telecom Call Center S.A. commenced operations, rendering call center services to us and our subsidiaries that demand this type of service. Previously, the call center services were outsourced.

	Company reportable segments as of December 31, 2006
	Fixed Telephony and Data Transmission	Mobile Telephony	Internet	Management	Eliminations	Consolidated
Net operating revenue	9,419,265	1,247,377	299,542	-	(669,525)	10,296,659
Gross income (loss)	3,649,832	71,294	153,978	-	(38,374)	3,836,730
Operating income (loss) before financial revenues (expenses)	1,321,772	(477,353)	(61,177)	(18,077)	5,352	770,516

	Company reportable segments as of December 31, 2005
	Fixed Telephony and Data Transmission	Mobile Telephony	Internet	Management	Eliminations	Consolidated
Net operating revenue	9,734,282	699,848	513,187	-	(808,633)	10,138,684
Gross income (loss)	3,823,126	(259,403)	175,403	-	(118,653)	3,620,473
Operating income (loss) before financial revenues (expenses)	906,350	(847,864)	6,998	(33,353)	5,305	37,436

Fixed Telephony, Data Transmission and Call Center

	Year ended December 31,			Percent change

	2005	2006	2007	2005-2006	2006-2007

Net Operating Revenue	9,734,282	9,419,265	9,754,044	(3.2)	3.6
Cost of Services Rendered and Goods Sold	(5,911,156)	(5,769,433)	(5,508,411)	(2.4)	(4.5)
Gross Income	3,823,126	3,649,832	4,245,633	(4.5)	16.3

Operating Expenses, Net	(2,916,776)	(2,328,060)	(2,488,078)	(20.2)	6.9
Selling Expenses	(1,227,199)	(986,621)	(898,192)	(19.6)	(9.0)
General and Administrative Expenses	(1,079,120)	(1,123,975)	(1,158,858)	4.2	3.1
Management Compensation	(9,196)	(7,767)	(8,290)	(15.5)	6.7

Other Operating Expenses	(601,261)	(209,697)	(422,738)	(65.1)	101.6

Operating Income Before Financial Revenues (Expenses)	906,350	1,321,772	1,757,555	45.8	33.0

Net Operating revenues

     Net operating revenue increased 3.6% to R$9,754.0 million at December 31, 2007 from R$9,419.3 million at December 31, 2006. This increase was due to a 22.3% increase in data transmission revenue, partially offset by a 19.1% decrease in intraregional long-distance services and a 5.2% decrease in local services. In addition, the commencement of operations by our new call center in November of 2007 contributed R$20.9 thousand to our net operating revenue.

     Net operating revenue decreased 3.2% to R$9,419.3 million at December 31, 2006 from R$9,734.3 million at December 31, 2005. This decrease was due to a 4.0% decrease in local services revenue and a 5.9% decrease in intraregional long-distance services, which was partially offset by a 18.4% increase in data transmission revenue.

     Revenue from local services decreased to R$6,571.1 million at December 31, 2007 from R$6,941.6 million at December 31, 2006. This decrease was primarily due to a 20.2% decrease in measured service charges and a 4.4% decrease in charges for local fixed-line to mobile handsets. Revenues from measured service charges, which include charges for minutes used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, decreased to R$1,105.7 million in 2007 from R$1,386.2 million in 2006, primarily due to the increase of 24.3% in the number of local fixed alternative plan lines over 2006, which resulted in the 0.7% increase of the monthly subscription revenues. The decrease of 4.4% in revenues from local calls made from a fixed-line to mobile handsets (VC-1) is the result of greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Revenue from local services decreased to R$6,941.6 million at December 31, 2006 from R$7,228 million at December 31, 2005. This decrease was primarily due to a 2.9% decrease in monthly subscription charges and a 7.6% decrease in charges for local fixed-line to mobile handsets. The decrease in monthly subscription resulted from a decreased penetration of fixed-line telecommunications services in our region attributable to a decrease in telephone density in our region to 19.4 lines in service per 100 inhabitants at December 31, 2006 from 22.3 lines in service per 100 inhabitants at December 31, 2005. The total number of active lines in service decreased to 8.1 million at December 31, 2006 from 8.6 million at December 31, 2005. Revenue from local calls made from a fixed-line to mobile handsets decreased by 7.6%, resulting from greater competition in the sector, where mobile operators were offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Revenue from intraregional long-distance services increased by 8.1% to R$2,672.5 million at December 31, 2007 from R$2,471.7 million at December 31, 2006 due to: (i) a 2.1% tariff increase in the domestic long distance basket price; (ii) a 10.9% and 30.9% traffic growth in VC-2 and VC-3 calls, respectively. The increase was offset by the decrease of 1.8% and 12.6% traffic reduction in intra-sector and intra-regional calls, respectively.

     Revenue from intraregional long-distance services decreased by 5.9% to R$2,471.7 million at December 31, 2006 from R$2,626.6 million at December 31, 2005 due to: (i) a 2.77% tariff decrease in the domestic long distance basket price; and (ii) a 7.3% and 20.8% traffic reduction in intra-sector and intra-regional calls, respectively. The decrease was offset by the increase in our estimated average market share to 90.7% from 90.6% in the intrastate segment and to 85.8% from 84.1% in the interstate segment, due to the success of our advertising campaigns.

     Data transmission revenue, which includes revenue from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products increased by 25.5% to R$2,456.1 million at December 31, 2007 from R$1,957.7 million at December 31, 2006. This growth was due to a 29.9% increase in ADSL subscribers and a 8.9% increase in ATM, Frame Relay or Dedicated IP. Total ADSL subscribers in service were approximately 1,567.8 million on December 31, 2007 up from approximately 1,317.7 million on December 31, 2006. In addition, the 29.9% increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers.

     Data transmission revenue, which includes revenue from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products increased by 18.4% to R$1,957.7 million at December 31, 2006 from R$1,654 million at December 31, 2005. This growth was due to a 29.9% increase in ADSL accesses and a 8.9% increase in ATM, Frame Relay or Dedicated IP. Total ADSL accesses in service were approximately 17.7 million on December 31, 2006 up from approximately 1.0 million on December 31, 2005. In addition, the 29.9% increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers.

     Value-added and other tax expense was R$3,899.3 million at December 31, 2007 from R$3,926.6 million at December 31, 2006. Discounts reached R$280.2 million at December 31, 2007. Net operating revenues increased 3.6% to R$9,754.0 million at December 31, 2007 from R$9,419.3 million at December 31, 2006, mainly due to the increase in gross revenue.

     Value-added and other tax expense was R$3,929.6 million at December 31, 2006 from R$3,963.5 million at December 31, 2005. Discounts reached R$307.6 million at December 31, 2006. Net operating revenues decreased 3.2% to R$9,419.3 million at December 31, 2006 from R$9,734.3 million at December 31, 2005, mainly due to the increase in gross revenue.

Cost of services rendered and goods sold

     Cost of services rendered and goods sold decreased by 4.5% to R$5,508.4 million at December 31, 2007, from R$5,769.4 million at December 31, 2006. Our cost of services decreased primarily as a result of a decrease in depreciation, which decreased by R$308.9 million during 2007, largely due to the increase in fully depreciated items.

     Cost of services rendered and goods sold decreased by 2.4% to R$5,769.4 million at December 31, 2006, from R$5,911.2 million at December 31, 2005. Our cost of services decreased primarily as a result of a decrease in third party services, which decreased by R$246.4 million during 2006, largely due to the reduction in interconnection cost. As a percentage of net operating revenues, interconnection costs increased to 25.8% in 2006 from 24.0% in 2005. The reduction in interconnection costs was mainly driven by decreasing traffic from local fixed-line calls to mobile handsets.

Gross income

     Gross income increased 16.3% to R$4,245.6 million at December 31, 2007 from R$3,649.8 million at December 31, 2006, primarily due to a 3.6% increase in net operating revenue, despite a 4.5% decrease in costs of services rendered and goods sold.

     Gross income decreased 4.5% to R$3,649.8 million at December 31, 2006 from R$3,823.1 million at December 31, 2005, primarily due to a 3.2% decrease in net operating revenue, despite a 2.4% decrease in costs of services rendered and goods sold.

Selling Expenses

     Selling expenses decreased 9.0% to R$898.2 million at December 31, 2007 from R$986.6 million at December 31, 2006 primarily due to third party services and bad debt and provisions for doubtful accounts. Third party services decreased R$8.0 million in 2007. Bad debt and provisions for doubtful accounts decreased 17.3% in 2007 despite the increase in gross revenue. As a percentage of gross revenue, bad debt and provisions for doubtful accounts decreased to 1.9% of gross revenues in 2007 from 2.5% in 2006 as a result of our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk. The decrease resulted from additional expenses incurred in 2006 due to the downsizing of our workforce announced in February 2006 that created a non-recurring labor charge, partially offset by the addition of 10,866 employees that work in our newly added call center business.

     Selling expenses decreased 19.6% to R$986.6 million at December 31, 2006 from R$1,227.2 million at December 31, 2005 primarily due to third party services and bad debt and provisions for doubtful accounts. Third party services decreased R$57.8 million in 2006, largely due to a 30.4% reduction in marketing and advertising. Bad debt and provisions for doubtful accounts decreased 14.5% in 2006 despite the increase in gross revenue. As a percentage of gross revenue, bad debt and provisions for doubtful accounts decreased to 2.5% of gross revenues in 2006 from 3.1% in 2005 as a result of our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk.

General and administrative expenses

     General and administrative expenses increased 3.1% to R$1,158.9 million at December 31, 2007 from R$1,124.0 million at December 31, 2006 primarily due to an increase in subcontracted services.

     General and administrative expenses increased 4.2% to R$1,124.0 million at December 31, 2006 from R$1,079.1 million at December 31, 2005 primarily due to an increase of R$35.0 million in depreciation and amortization.

Management compensation

     Management compensation increased 6.7% to R$8.3 million in 2007 from R$7.8 million in 2006, mainly due to the addition of executives to our senior management team in 2007.

     Management compensation decreased 15.5% to R$7.8 million in 2006 from R$9.2 million in 2005, mainly due to extraordinary costs related to changes (lay-offs) in our senior management team in 2005.

Other Operating Expenses

     Other operating expenses increased 101.6% to R$422.8 million at December 31, 2007 from R$209.7 million at December 31, 2006 due to the reassessment of tax, civil and labor contingencies and also an increase in operating expenses due to a recovery of taxes and recovered expenses.

     Other operating expenses decreased 65.1% to R$209.7 million at December 31, 2006 from R$601.3 million at December 31, 2005 due to a reduction in provisions and administrative costs for Pension Funds and an increase in recovery of taxes and recovered expenses.

Mobile Telephony

	Year ended December 31,			Percent change

	2005	2006	2007	2005-2006	2006-2007

Net Operating Revenue	699,848	1,247,377	1,745,934	78.2	40.0
Cost of Services Rendered and Goods Sold	(959,251)	(1,176,083)	(1,531,692)	22.6	30.2
Gross Income (Expense)	(259,403)	71,294	214,242	(127.5)	200.5

Operating Expenses, Net	(588,461)	(548,647)	(546,325)	(6.8)	0.4
Selling Expenses	(487,783)	(432,432)	(453,909)	(11.3)	5.0
General and Administrative Expenses	(128,092)	(125,930)	(128,803)	(1.7)	2.3
Other Operating Income	27,414	9,715	36,387	(64.6)	274.5

Operating Loss Before Financial Income (Expenses)	(847,864)	(477,353)	(332,083)	(43.7)	(30.4)

Net Operating revenues

     Net operating revenues from mobile services reached R$1,745.9 million at December 31, 2007, a 40.0% increase from R$1,247.4 million at December 31, 2006, consisting of gross revenue of R$270.5 million in sales of handsets and related equipment at December 31, 2007, compared to R$286.2 million at December 31, 2006 and R$2,175.3 million derived from services at December 31, 2007, up from R$1,502.8 million at December 31, 2006, composed primarily of (i) monthly subscription charges of R$433.6 million at December 31, 2007, up from R$305.4 million at December 31, 2006, mainly due to an increase of 26.2% in our mobile network in 2007, as we reached 4.2 million users at December 31, 2007, up from 3.3 million users at December 31, 2006, (ii) utilization charges of R$561.7 million at December 2007, up from R$417.6 million at December 31, 2006, mainly due to the aforementioned increase in our mobile network in 2007, and (iii) interconnection charges of R$1,032.1 million at December 2007, up from R$633.4 million at December 2006. The increase in the interconnection charges was primarily due to the increase in our mobile subscriber base and a 2.25% adjustment in the VU-M rate. Value-added and other taxes increased by 23.7% to R$316.9 million at December 31, 2007 from R$316.9 million at December 31, 2006. The rate of growth in value-added and other taxes mainly reflects the rate of growth in our gross operating revenue. Discounts reached R$307.8 million at December 31, 2007. Net operating revenues increased 40.0% to R$1,745.9 million at December 31, 2007 from R$1,247.4 million at December 31, 2006, mainly due to the increase in gross revenues.

     Net operating revenues from mobile services reached R$1,247.4 million at December 31, 2006, a 78.2% increase from R$699.8 million at December 31, 2005, consisting of gross revenue of R$286.2 million in sales of handsets and related equipment at December 31, 2006, compared to R$299.4 million at December 31, 2005 and R$1,502.8 million derived from services at December 31, 2006, up from R$689.9 million at December 31, 2005, composed primarily of (i) monthly subscription charges of R$305.4 million at December 31, 2006, up from R$167.8 million at December 31, 2005, mainly due to an increase of 52.6% in our mobile network in 2006, as we reached 3.4 million users at December 31, 2006, up from 2.2 million users at December 31, 2005, (ii) utilization charges of R$417.6 million at December 2006, up from R$209.7 million at December 31, 2005, mainly due to the aforementioned increase in our mobile network in 2006, and (iii) interconnection charges of R$633.4 million at December 2006, up from R$276.2 million at December 2005. The increase in the interconnection charges was primarily due to new Anatel regulation requiring all calls among mobile operators to be charged (previously, charges were only assessed on calls in which the difference in outgoing and incoming traffic was greater than 55%). By the end of 2006, we had approximately 3.38 million mobile subscribers, a 52.6% increase from the 2.21 million mobile subscribers at the end of 2005. Value-added and other taxes increased by 69.8% to R$316.9 million at December 31, 2006 from R$186.6 million at December 31, 2005. The rate of growth in value-added and other taxes mainly reflects the rate of growth in our gross operating revenue. Discounts reached R$224.7 million at December 31, 2006. Net operating revenues increased 78.2% to R$1,247.4 million at December 31, 2006 from R$699.8 million at December 31, 2005, mainly due to the decrease in gross revenues.

Cost of services rendered and goods sold

     Cost of services rendered and goods sold increased 30.2% to R$1,531.7 million at December 31, 2007 from R$1,176.1 million at December 31, 2006 primarily due to a R$303.3 million increase in interconnection costs resulting mainly from the increase in our mobile subscriber base.

     Cost of services rendered and goods sold increased 22.6% to R$1,176.1 million at December 31, 2006 from R$959.3 million at December 31, 2005 primarily due to a R$166.5 million increase in interconnection costs resulting from the increase in our subscriber base and the effects of Anatel’s new regulation (full bill).

Gross income

     Gross income amounted to R$214.2 million at December 31, 2007 from R$71.3 million at December 31, 2006, basically due to the 40.0% increase in net operating revenues combined with the 30.2% increase in cost of services rendered and goods sold.

     Gross income amounted to R$71.3 million at December 31, 2006 from an expense of R$259.4 million at December 31, 2005, basically due to the 78.2% increase in net operating revenues combined with the 22.6% increase in cost of services rendered and goods sold.

Selling Expenses

     Selling exepenses increased 5.0% to R$453.9 million at December 31, 2007 from R$432.4 million at December 31, 2006 mainly due to a 2.8% decrease in advertising and marketing campaigns and an increase in provision for doubtful accounts.

     Selling expenses decreased 11.3% to R$432.4 million at December 31, 2006 from R$487.8 million at December 31, 2005 mainly due to a 35.9% decrease in advertising and marketing campaigns.

General and administrative expenses

     General and administrative expenses increased 2.3% to R$128.8 million at December 31, 2007 from R$125.9 million at December 31, 2006, mainly due to an increase of 16.5% in information technology service expenses.

     General and administrative expenses decreased 1.7% to R$125.9 million at December 31, 2006 from R$128.1 million at December 31, 2005, mainly due to a decrease of 34.3% in personnel expenses and a 29.5% decrease in information technology service expenses.

Other Operating Income

     Other operating income increased 274.5% to R$36.4 million at December 31, 2007 from R$9.7 million at December 31, 2006.

     Other operating income decreased 64.6% to R$9.7 million at December 31, 2006 from R$27.4 million at December 31, 2005.

Internet

	Year ended December 31,			Percent change

	2005	2006	2007	2005-2006	2006-2007

Net Operating Revenue	513,187	299,542	379,515	(41.6)	26.7
Cost of Services Rendered and Goods Sold	(337,784)	(145,564)	(55,203)	(56.9)	(62.1)
Gross Income	175,403	153,978	324,312	(12.2)	110.6

Operating Expenses, Net	(168,405)	(215,155)	(400,630)	27.8	86.2
Selling Expenses	(115,034)	(135,687)	(274,212)	18.0	102.1
General and Administrative Expenses	(58,640)	(76,575)	(68,475)	30.6	(10.6)
Management Compensation	(2,499)	(213)	(808)	(91.5)	279.3
Other Operating Income (Expenses)	7,768	(2,680)	(57,135)	(134.5)	2,031.9

Operating Income (Loss) Before Financial Income (Expenses)	6,998	(61,177)	(76,318)	(974.2)	24.7

     Net operating revenues increased 26.7% to R$379.5 million at December 31, 2007 from R$299.5 million at December 31, 2006 and decreased 41.6% to R$299.5 million at December 31, 2006 from R$513.2 million at December 31, 2005.

     Gross income increased 110.6% to R$324.3 million at December 31, 2007 from R$154.0 million at December 31, 2006 and decreased 12.2% to R$154.0 million at December 31, 2006 from R$175.4 million at December 31, 2005.

Liquidity and Capital Resources

Cash Flow

     The following table sets forth our main source of funds and cash flows for the years indicated.

	Year ended December 31,

Cash flows provided by (used in):	2005	2006	2007

	Millions of Reais
Operating activities	2,660.5	2,661.9	3,281.2
Investing activities	(2,134.6)	(1,755.3)	(2,581.4)
Financing activities	(1,138.7)	453.6	(1,309.2)

Increase (decrease) in cash and cash equivalents(1)	(612.8)	(1,360.2)	(609.4)

____________________
(1) Cash and cash equivalents is comprised of cash, banks and temporary investments.

     We use the net cash generated from our operations and from external financing to fund capital expenditures for our network expansion and modernization, to pay dividends, to meet our anticipated debt-service and to invest in new businesses.

     We believe that we have sufficient sources of liquidity and capital to meet these requirements for approximately the next three years although we cannot assure you in this regard.

      Cash Flow from Operating Activities

     Our primary source of funds continues to be cash generated from operations. Our cash flow from operating activities increased 23.3% to R$3,281.2 million in 2007 from R$2,661.9 million in 2006. This increase is primarily due to a 5.9% increase in gross operating revenues compared to 2006. Our cash flow from operating activities increased 0.1% to R$2,661.9 million in 2006 from R$2,660.5 million in 2005. This increase is primarily due to a 14.4% decrease in operational expenses compared to 2005.

      Cash Flow from Investing Activities

     Acquisitions of property, plant and equipment continue to be our primary use of cash flow and other capital resources. Our cash flow used in investing activities increased 47.1% to R$2,581.4 million in 2007 from R$1,755.3 million in 2006. Our cash flow used in investing activities decreased 17.8% to R$1,755.3 million in 2006 from R$2,134.6 million in 2005. In 2007, we invested R$1,317.7 million in the expansion and modernization of our mobile and fixed-line telephone operations, primarily for the expansion of our data communications network and the implementation of regulatory projects to meet Anatel’s requirements.

     In 2006, we invested R$1,504.9 million in the expansion and modernization of our mobile and fixed-line telephone operations primarily for the expansion of our data communications network and the implementation of regulatory projects to meet Anatel’s requirements. During 2005, we invested R$1,954.7 million to implement our mobile network, expand and modernize our fixed telephone network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of our network and meet our network expansion and modernization goals.

      Cash Flow from Financing Activities

     We realized a cash outflow from financing activities of R$1,309.2 million in 2007, as compared to an inflow of R$453.6 million in 2006 primarily due to (i) R$601.0 million in new loans incurred in 2007, compared to R$1,915.9 million in new loans incurred in 2006, (ii) a R$354.5 million increase in loans repaid for a total of R$1,417.0 million in loans repaid in 2007, compared to a total of R$1,062.5 million in loans repaid in 2006, and (iii) an increase in dividends and interest on shareholders’ equity paid by R$93.3 million to R$493.2 million in 2007, from R$399.9 million in 2006. See “—Indebtedness” below.

     We realized a cash inflow from financing activities of R$453.6 million in 2006, as compared to an ouflow of R$1,138.7 million in 2005 primarily due to (i) R$1,915.9 million in new loans incurred in 2006, compared to R$522.7 million in new loans incurred in 2005, (ii) a R$337.6 million increase in loans repaid for a total of R$1,062.5 million in loans repaid in 2006, compared to a total of R$724.9 million in loans repaid in 2005, and (iii) a decrease in interest on shareholders’ equity paid by R$474.3 million to R$399.9 million in 2006, from R$874.2 million in 2005. See “—Indebtedness” below.

      Increase (Decrease) in Cash and Cash Equivalents

     In 2007, our cash and cash equivalents decreased by R$609.4 million to R$3,364.5 million, compared to an increase in cash and cash equivalents by R$1,360.2 million to R$3,973.9 million in 2006 from 2005. The decrease in our cash and cash equivalents was primarily due to a higher cash outflow from investment and financing activities, despite the growth in the cash flow from operating activities.

Indebtedness

     At December 31, 2007, we had R$4,383.3 million of indebtedness, a decrease of 18.5% from R$5,375.2 million at December 31, 2006. Our net debt position at the end of 2007 was R$489.9 million (calculated as total debt minus cash and cash equivalents), compared to R$1,311.8 million at December 31, 2006, representing a decrease of 62.7% .

     In 2007, our interest expense (including accrued interest) decreased by 20.5% to R$392.6 million from R$493.6 million in 2006, as a result of lower interest rates in Brazil in 2007 compared to 2006 and the reduction in our total indebtedness discussed above.

     At December 31, 2006, we had R$5,375.2 million of indebtedness, an increase of 17.6% from R$4,569.1 million at December 31, 2005. Our net debt position at the end of 2006 was R$1,311.8 million, compared to R$1,955.3 million at December 31, 2005, representing a decrease of 32.9% .

     In 2006 our interest expense (including accrued interest) increased by 6.6% to R$493.6 million from R$463.0 million in 2005, as a result of lower interest rates in Brazil in 2006 compared to 2005 and the changes in indebtedness discussed above.

      New Loans

     On January 9, 2008, BNDES approved a new loan of up to R$259.1 million to our subsidiary, 14 Brasil Telecom Celular S.A. The proceeds will be used to finance our investment in our wireless network. The loan will be payable in nine and a half years, with a grace period of thirty months, and will bear interest of TJLP + 3.52% per annum. The proceeds are expected to be disbursed in fiscal years 2008 and 2009.

      Existing Loans

     On June 1, 2006, Brasil Telecom S.A. publicly issued simple, nominative, non-convertible debentures. The debentures are guaranteed by our company and mature on June 1, 2013. Each debenture amortizes by approximately 33%, on June 1 of 2011, 2012 and 2013. Interest on the debentures is equivalent to 104% of the CDI rate and is payable on a semi-annual basis, on June 1 and December 1 of each year, until maturity.

     On November 1, 2006, Brasil Telecom S.A., our controlled subsidiary, entered into a new loan agreement with BNDES, in a total amount of R$2.104 billion, guaranteed by our company, that matures on May 5, 2014. The proceeds will be used to finance our investment in wireline network and operational improvements to meet our targets under the PGMU and in the PGMQ. On November 21, 2006, we received the first tranche of the direct portion of this facility, in the amount of R$495.9 million, from which R$465.9 million bears interest at TJLP + 4.3% per annum and R$30.0 million bears interest at TJLP + 2.3% per annum. On November 22, 2006, we received the first tranche of the indirect portion of this facility from the pool of financial institutions, in the amount of R$304.1 million, bearing interest at TJLP + 4.3% per annum. On October 29 and November 27, 2007, we received the second tranche of the direct and indirect portions of this facility, in the amount of R$600.0 million, bearing interest at TJLP + 4.3% per annum. The remaining disbursements of the loan are expected to occur by the end of 2008.

      See “Item 10. Additional Information—Material Contracts” for additional information on our indebtedness.

      Amortization of existing loans

     On March 28, 2007, we notified the holders of our 4th series of debentures, being the 3rd public issuance, that we would exercise our option to redeem the debentures in while on April 17, 2007. Each debenture was entitled to a payment equal to the face value of R$10,000.00 plus accrued interest and a redemption premium equal to 0.55% of the face value plus interest.

      The following table sets forth the repayment schedule of our indebtedness:

	At December 31, 2007

	(thousands of reais)
	Indebtedness	Swap Adjustments	Total Indebtedness

2008	377,791	118,984	496,775
2009	493,750	114,713	608,463
2010	609,107	110,607	719,714
2011	724,661	53,808	778,469
2012	640,969	-	640,969
2013	641,720	-	641,720
2014 and after	497,293	-	497,293

Indebtedness	3,985,291	398,112	4,383,403

     Although our indebtedness decreased to R$4,383.4 million in 2007, and our interest expenses (including capitalized interest) decreased to R$392.6 million in 2007, we expect to be able to repay substantially all of the principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was R$3,281.2 million in 2007 compared to R$2,661.9 million in 2006.

Capital Expenditures

     The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,

	( millions of reais)
	2005	2006	2007

Conventional Telephone	256.5	262.8	145.7
Data Network	411.5	275.0	240.2
Network Operation	292.2	249.8	226.3
Information Technology	180.8	97.0	127.0
Other (1)	395.8	285.0	380.7
Total – Fixed Telephone	1,536.8	1,169.6	1,120.0

Total – mobile Telephone	441.3	281.5	278.8

Total capital expenditures	1,978.1	1,451.1	1,398.8

____________________
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

     Our capital expenditures decreased by approximately 3.6% to R$1,398.8 million in the year ended December 31, 2007, from R$1,451.1 million for the corresponding period in 2006. Of our total 2007 capital expenditures, R$1,120.0 million related to fixed-line telephone and internet operations and R$278.8 million to mobile telephone operations. The capital expenditures on the expansion and modernization of our fixed-line telephone operations related primarily to upgrading the capacity of our transmission backbone, the expansion of the data network and implementation of regulatory projects to meet Anatel’s requirements.

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

     We expect to finance our capital expenditures with funds generated from operations and loans from BNDES.

Acquisition of PCS Licenses

     As part of our strategy of providing integrated solutions to our clients, we acquired PCS licenses for R$191.5 million at an auction held on November 19, 2002, and for R$28.6 at an auction held on April 25, 2004.

     With respect to the November 19, 2002 auction, on December 18, 2002, we paid the equivalent of 10.0%; on December 18, 2005, we paid the equivalent of 15.0%; on December 18, 2006, we paid the equivalent of 15%; and on December 18, 2007, we paid the equivalent of 15.0%, of the total bid amount at auction. The remaining 45.0% will be paid in four equal installments annually, each respectively due 12, 24, 36 and 48 months after the last payment date (December 18, 2007). The amount of the installments will be adjusted monthly by the IGP-DI Index plus 1.0% interest rate over the indexed amount calculated from the execution date.

     With respect to the April 25, 2004 auction, on April 25, 2004, we paid the equivalent of 10.0%; on April 25, 2007, we paid the equivalent of 15.0% of the total bid amount at auction. The remaining 75.0% will be paid in four equal installments annually, each respectively due 12, 24, 36 and 48 months after the last payment date (April 25, 2007). The amount of the installments will be adjusted monthly by the IGP-DI Index plus 1.0% interest rate over the indexed amount calculated from the execution date.

Acquisition of Licenses of Explotation of Multimedia Communication

     At a May 6, 2003 auction by Anatel, Vant acquired the registration of licenses relating to the use of radiofrequency blocks associated with the offering of multimedia communication services and paid, on the same date, the equivalent of 10.0% of the bid amount (R$9.1 million) for these licenses. In April 2006, the registration of these licenses was transferred from Vant to BrT Multimídia. In connection with the transfer, BrT Multimídia assumed the outstanding balance of the license. On May 6, 2006, we paid the equivalent of 15.0% and on May 6, 2007, we paid the equivalent of 15% of the total bid amount at auction. The remaining 60.0% will be paid in four equal annual installments, each respectively due 12, 24, 36 and 48 months after the last payment date (May 6, 2007). The amount of the installments will be adjusted monthly by the IGP-DI Index plus 1.0% interest rate over the indexed amount calculated from the execution date.

Trading Activities

     We do not engage in any trading activities involving commodity contracts. The only risk management activity that we engage in is the protection of some of our dollar, Japanese Yen and Cesta de Moeda-denominated indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk.”

Dividends

     We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25.0% of our Adjusted Net Income. Preferred Shareholders are entitled to receive a minimum non-cumulative Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by our total number of shares and (ii) 3.0% per year of the book value of our shareholders’ equity divided by the total number of our shares. In 2005, 2006 and 2007 we paid dividends of approximately R$874.2 million, R$399.9 million and R$493.2 million, respectively.

Pension Plans

     We sponsor supplementary pension plans related to retirement for our employees and assisted participants, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada; (ii) Fundação BrTPREV, formerly CRT, a company merged into us on December 28, 2000; and (iii) Fundação SISTEL de Seguridade Social, created from certain companies in the former Telebrás System.

     The following is a brief summary of the plans:

Administration	Plan	Contribution	Sponsor	Status

SISTEL	PBS-A/PAMA	Defined benefit	Multiemployer	Overfunded
Fundação 14	TCSPREV	Defined contribution, settled benefit and defined benefit	Single employer	Overfunded
BrT	PAMEC-BrT	Defined benefit	Single employer	Underfunded
FBrTPREV	BrTPREV	Defined contribution and settled benefit	Single employer	Underfunded
	Founder and alternative plan	Defined benefit	Single employer	Underfunded

     For a more detailed description of our pension plans, see Note 29.a and Note 37.a to our Consolidated Financial Statements.

Research and Development

     We conduct research and development in the area of telecommunication services, but historically have not independently developed new telecommunication technology. In 2006, we set up an structure under the responsibility of a Technology Architecture Deputy Director, responsible, for the development of new technologies. Our research is performed in cooperation with equipment and systems suppliers which also includes the joint development of new services. In 2007 we have been moving towards converged network architecture. This convergence includes the unified treatment of all medias (voice, data and video) in a unique transport structure for both fixed and mobile accesses in an integrated environment between the IT and Telecom worlds. As a first step to this new concept we launched new services such as IPTV, Metroethernet and the evolution of the service "Único" to include Wi-Fi access and GSM seamless integration. Also, several pre-commercial deployments, like Wi-Max, FTTx and 3G, will be launched in 2008. As a result of this work, we are the first Brazilian carrier to launch services that use next generation network architecture.

     We strongly encourage our employees to develop innovative solutions through an incentive program to protect our intellectual property. In addition to the four requests for patent registration done in 2006, in 2007, our research and development team registered two other requests for patent registration on INPI.

     Also, we participate in telecommunications standards bodies, technical associations and committee Forums such as the European Telecommunication Standards Institute (ETSI), the Telecommunication and Internet Services and Protocols for Advanced Networking (TISPAN), the Third Generation Partnership Project (3GPP), and the Fixed Mobile Convergence Alliance (FMCA) in order to contribute and gather expertise in globally applicable technical specifications, technical reports and telecommunications standards.

     Another step towards research and development was our investment in a technology laboratory. Using this laboratory, our team has been able to explore new and emerging technologies to create cutting-edge telecommunications solutions and research. In 2007, we added new research and development functions to the lab, such as OSS-Operation Support System, BSS-Business Support System and Information Security. The lab facilities include space for equipment test and assembly. Also in 2007, we conducted trials of several technologies from different vendors keeping the focus on the evaluation and researching new products for deployment for our customers.

     Research and development costs in our lab totaled R$10 million, and R$7.5 million in 2006 and 2007, respectively.

     Since prior to the breakup of Telebrás, we, and each of the other former operating subsidiaries of Telebrás, have contributed to the Center, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil. On August 3, 2001 we signed two service agreements with the Center, one in the amount of R$7.0 million per year for a three-year period (amended in 2004 and 2006 in the amount of R$9.0 million for each year), in order to maintain our access to telecommunications software developed by the Center, and the other in the amount of R$10.0 million per year for a 2-year period, (amended in 2004 and 2006 in the amount of R$15.0 million for each year), in order to receive technological services provided by the Center, including equipment testing, consulting and training services.

     Our aggregate expenditures with the Center were R$16.8 million, R$17.9 million, and R$12.0 million in 2005, 2006, and 2007, respectively.

Contractual Obligations

     The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees.

	Payments due by period at December 31, 2007(1)
Contractual Obligations	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total

	(thousands of reais)
Indebtedness	377,791	1,827,518	1,282,689	497,293	3,985,291
Swap Adjustments	118,984	279,128	-	-	398,112
Rental commitments	25,361	9,805	-	-	35,166
Unconditional purchase obligations	191,980	-	-	-	191,980
Expected contributions for next period	100,290	300,870	200,580	88,160	689,900
Unrecognized taxes benefits(2)	-	-	-	14,729	14,729
Other long-term obligations	78,594	167,163	7,469	-	253,476

Total contractual cash obligations	893,250	2,584,484	1,490,738	600,182	5,568,654

(1)
Not including interest payments on debt or payments under interest rate swap agreements. Interest payments on debt for years following 2007 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “Item 11. Quantitative and Qualitative Information About Market Risk—Exchange Rate Risk.” For additional information on the terms of our outstanding debt, see “— Operating and Financial Review and Prospects—Indebtedness.”

(2)	Due to uncertainties in the timing of payments related to FIN 48 non-current obligations, which included interest and penalties, these amounts were included in “After 5 years.”

New Accounting Pronouncements

      CVM

     In July 2007, CVM issued Instruction 457/07, which established that public companies shall, starting from reporting periods ending in 2010, present their consolidated financial statements according to International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB. Pursuant to that instruction, companies have the option to implement this Instruction with respect to their consolidated financial statements for the reporting period ending as of December 31, 2009. We are currently evaluating the impact of adopting this instruction on our financial statements.

     In November 2007, CVM issued Deliberation 527/07, which prescribed procedures that an entity should apply to ensure that its assets are carried at no more than their recoverable amount, through use or sale of the asset. The standard requires the entity to recognize an impairment loss if the carrying amount exceeds the recoverable amount of the asset. The standard also specifies when an entity should reverse an impairment loss and prescribes disclosures. Deliberation 527/07 is correlated to IAS 36 (Impairment of Assets) and will be effective for accounting periods ended as of December 2008. We expect no significant impact on our consolidated statements in adopting this standard.

     On December 28, 2007, Law No. 11638 amended the provisions of the Brazilian Corporate Law – Law No. 6.404/76. This new law sets forth several amendments regarding the preparation of financial statements, aiming at aligning them with international accounting standards, and grants to the CVM the power to issue standards for publicly traded companies. The main amendments introduced by this law are effective as of January 2008 and refer to: (i) replacement of the DOAR (Statements of Changes in Financial Position) for the Statement of Cash Flows; (ii) mandatory preparation of the DVA (Statement of Value Added); (iii) possible inclusion of tax bookkeeping in commercial bookkeeping, with segregation between commercial and tax statements; (iv) creation of subgroup Asset Appraisal Adjustment in shareholders' equity; (v) standardization of financial instruments measurement and classification criteria; (vi) mandatory evaluation of non-current assets recovery level; (vii) change on subsidiaries’ measurement parameters under the equity method of accounting; (viii) possible recognition of the Tax Incentive Reserve; and (ix) mandatory recognition of new assets at fair value, in cases of merger, consolidation or spin-off. The new rules are effective for the fiscal year ending December 2008, and early adoption is permitted only in the case of full application of the matters referenced in the law. We are currently evaluating the impact of these changes on our consolidated financial statements.

     In January 2008, CMV issued Deliberation 534/08 to prescribe how to include foreign currency transactions and foreign currency operations in the financial statements of an entity and how to translate financial statements into a presentation currency. The principal issues are which exchange rate to use and how to report the effect of changed rates in financial statements. This standard is correlated to IAS 21 (The Effects of Changes in Foreign Exchange Rates) and is effective as of January 2008. We expect no significant impact on our consolidated statements in adopting this standard.

      FASB

     In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109,” which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize, in our consolidated financial statements, the impact of a tax position, if such position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have evaluated FIN 48 and have reclassified interest expenses on unrecognized benefits from operating income to financial expenses under US GAAP.

     In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this pronouncement does not require any new fair value measurements. However, for some entities within our group, the application of this statement will change current practice. This statement is effective for annual periods beginning after November 15, 2007. We are in the process of evaluating the impact of this standard on our consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106 and 132R. This Statement requires an employer to recognize the over-or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated and other comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan at its year-end for fiscal years ending after December15, 2006. All plan assets and benefit obligations are measured as of December 31, 2007.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements. This statement is effective for fiscal year starting after November 15, 2007. We did not elect any financial asset or liability to measure at fair value.

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” The SFAS 141 – Revised 2007 was issued to converge US GAAP to IFRS; therefore, several changes were made regarding accounting treatment for business combinations. The major changes provided by this statement are related to accounting for business combinations costs, which can no longer be considered as part of the total consideration paid; accounting for all assets acquired, liabilities assumed and non-controlling interests of the acquired entity at fair value, at full amounts of their fair values, and not on the percentage of the shares acquired; measurement and recognition of contractual contingencies as of the acquisition date, and also provides guidance on the subsequent accounting treatment for these situations; and recognition of contingent consideration as part of the goodwill computation on the date of acquisition, and not after the contingency is resolved, the statement also defines the concept of bargain purchase, in which the fair value of the acquired assets, assumed liabilities and noncontrolling interest of the acquired company are higher than the total consideration paid, and defines which bargain purchases shall be recognized as a gain on income from operations when they arise, and not allocated to eligible assets. This statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. We are in the process of evaluating the financial impact of adopting SFAS 141 – Revised 2007.

     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51.” This statement was issued to converge US GAAP to IFRS. The major changes provided by this statement are related to classification of noncontrolling interest as part of equity, and not as a liability or a mezzanine section between liabilities and equity, as well as the classification of the noncontrolling interest on income from operations, which now should be shown as income attributable to noncontrolling interest, and no longer recognized as an expense or gain to arrive at net income from operations. This Statement also provides guidance on the deconsolidation of a subsidiary, in order to measure the gain or loss on this deconsolidation using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. This statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. We are in the process of evaluating the financial impact of adopting SFAS 160.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and Senior Management

Board of Directors

     The following sets forth information with respect to our current board of directors as of March 1, 2008. Their terms expire at the annual general meeting of shareholders to be held in 2010.

Name (Age)	Position	Date Elected

Sergio Spinelli Silva Junior (41)	Chairman	April 10, 2007
Pedro Paulo Elejalde de Campos (53)	Director	April 10, 2007
Elemér André Surányi (42)	Director	April 10, 2007
Kevin Michael Altit (44)	Director	April 10, 2007
Jose Luiz Guimarães Junior (39)	Director	April 10, 2007
Ricardo Ferraz Torres(40)	Director	April 10, 2007

     Sergio Spinelli Silva Jr., the Chairman of our Board of Directors, is a partner and head of the Capital Markets Group at Mattos Filho, Veiga Filho, Marrey Jr. and Quiroga Advogados. He is also a member of the Board of Directors of Opportrans Concessão Metroviária S.A., Zain Participações S.A., Daleth Participações S.A., Invitel S.A Mem Celular Participações S.A., Oeste Participações S.A. and 525 Participações S.A., and is the chairman of the Board of Directors of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     Pedro Paulo Elejalde de Campos, the Vice-Chairman of our Board of Directors, is a partner of Angra Partners. He is also a member of the Board of Directors of the following companies: Telemig Participações S.A., Telenorte C elular Participações S.A., Solpart S.A., Argolis Participaçõs S.A., Mem Participações S.A., Petropar S.A. and Impacta S.A. Prior to joining Angra Partners, he was a Managing Director at Citigroup for Latin America, the Chief Executive Officer of GE Capital for Latin America, the President of GE Capital Bank, a Managing Director at Oppenheimer & Co., and a Vice-President at JP Morgan & Co. He is also a former member of the Board of Directors at Latasa SA, GE Dako S.A. and LatinTech S.A.

     Elemér André Surányi is a member of the board of directors of Brasil Telecom S.A., Brasil Telecom Participações S.A., Solpart Participações S.A., Amazônia Celular S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A., Telemig Celular Participações S.A., Ret Participações S.A., Telinvest S.A., Capitalpart Participações S.A., and Longdis S.A. Mr. Surányi holds a bachelor’s degree in economics from University of São Paulo and an MBA from Harvard Business School, and currently works as a contracted consultant to Citigroup Venture Capital International Brazil, L.P., in São Paulo. In the past, Mr. Surányi served as an Advisor to Banco J. Safra S.A.; Chief Financial Officer, Investor Relations Director and member of the board of UOL Inc. S.A.; Chief Administrative Officer and Statutory Director of Merrill Lynch & Co. in Brazil; Vice President of Investment Banking for Merrill Lynch & Co. in São Paulo; Associate in the Latin America Investment Banking Group of Merrill Lynch & Co. in New York; Manager at the Brazilian Foreign Creditor Banks’ Debt Restructuring Committee at Citibank in New York; and Assistant Manager at the Financial Institutions Division at Citibank in São Paulo.

     Kevin Michael Altit, an effective member of the Board of Directors, holds a Law degree from Universidade Federal do Rio de Janeiro and an LL.M. from University of Los Angeles. Mr. Altit has served as a partner at Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, the Economics and Financial Officer and Network Officer at Mem Celular Participações S.A., Futuretel S.A. and Oeste Participações S.A., the Economics and Financial Officer at Newtel Participações S.A. and Invitel S.A., the Investors Relations Officer and Operations Officer at Ret Participações S.A., 525 Participações S.A. and Telinvest S.A., the Legal Officer and Vice-President at Azurix do Brasil Ltda., the Legal Officer at Light Serviços de Eletricidade S.A., the Legal Officer at Trikem S.A., a Member of the Law Department of Odebrecht S.A., an Associate Lawyer at Garcia & Keener Advogados, a Visiting Lawyer at Baker, Brown, Parker & Leahy, LLP., a Junior Associate at Garcia & Keener Advogados, a Member of the Board of Directors at Quigley Company, Inc. (Pfizer group – NY) and Opportunity Sul S.A., a Vice-Chairman of the Board of Directors at Zain Participações S.A. and Newtel Participações S.A. Mr. Altit is also the Chairman of the Board of Directors of Mem Celular Participações S.A., Oeste Participações S.A., Sorocaba Empreendimentos e Participações S.A., Opportrans Concessão Metroviária S.A., 525 Participações S.A., Daleth Participações S.A., Invitel S.A. and Argolis Participações S.A.

     Jose Luiz Guimarães Junior, effective member of the Board of Directors, holds a Law degree at Universidade Mackenzie, LL.M at Pontifícia Universidade Católica de São Paulo – PUC, member of the board of directors at Companhia Brasileira de Petróleo IPIRANGA and effective member of the fiscal council at Suzano Papel e Celulose.

     Ricardo Ferraz Torres, effective member of the Board of Directors, has an MBA in Finance at IBMEC, an MBA in Finance and Law at FGV, Business Administration at State University of Rio de Janeiro, Bank Management for Superior Results – University of Texas (EUA), and has completed Courses of Financial Derivatives, Logistics, Investment Funds Management at IBMEC, Courses of Economical and Financial Analysis of Projects, Marketing Management and Finance for Management and Development at FGV, Courses of Introduction to Consulting and Basic Marketing at Estácio de Sá, Courses of Financial Analysis for Credit, Balance Sheet Analysis, Profitability Analysis, Foreign Trade Basics, Sale Strategy Development, Strategic Management Fundamentals, Future Manager, Financial Mathematics and Negotiation at Banco do Brasil. Mr. Torres’ professional background includes an Accounts Manager of the Corporate Division of Banco do Brasil and Strategic Companies Follow-up Manager at PREVI, which is his current position.

Senior Management

     Our senior management consists of a Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer and a Human Resources Officer, each elected by the board of directors for a term of three years. The board of directors is also responsible for attributing to one officer the responsibility of investor relations, which may be exercised in conjunction with executive functions. An executive officer may be removed from office at any time by our board of directors.

     The following sets forth information with respect to our executive officers as of March 1, 2008.

Name (Age)	Position	Date elected/appointed

Ricardo Knoepfelmacher (41)	Chief Executive Officer	September 26, 2006
Paulo Narcélio Simões Amaral (45)	Chief Financial Officer / Investor Relations Officer	April 25, 2007
Francisco Aurélio Sampaio Santiago (53)	Chief Operating Officer	September 26, 2006
Luiz Francisco Tenório Perrone (65)	Human Resources Executive Officer	September 26, 2006

     Ricardo Knoepfelmacher, has been our Chief Executive Officer since August 2005. An economist, he is a graduate of the University of Brasilia and has a MIM from Thunderbird, Arizona (US). In 1995, after working as a consultant at McKinsey & Company, he was one of the founding partners of MGDK & Associated, a company focused on corporate restructuring. As a main executive officer, Board member or consultant, he has participated in 14 financial and operational restructuring projects. In 2000, after serving as the main executive in charge of the restructuring and sale project of Pegasus Telecom, he founded Angra Partners, a corporate and funds management company, that began its activities assisting foreign private equity funds to restructure their operations in Brazil, where he worked until August 2005.

     Paulo Narcélio Simões Amaral joined the Brasil Telecom group in April 2007, and is currently our Chief Financial Officer/Investor Relations Officer. Mr. Amaral holds a degree in economics from UERJ, and an MBA in Finance from IBMEC. Mr. Amaral has extensive post-graduate coursework in business administration at FGV-RJ, Foreign Exchange at UFRJ, Integration Finance and Marketing at Wharton (EUA), and the Advanced Management Program at INSEAD (France). Formerly, Mr. Amaral was the Chief Financial Officer at Grupo Folha de São Paulo (Universo Online S.A. and Empresa Folha da Manhã S.A.) and Alternate Board Member at Jornal Valor Econômico, Chief Financial Officer at Pegasus Telecom, TIM Nordeste, Tele Centro Oeste Celular, and the Structured Finance Officer at Banco Inter-Atlântico.

     Francisco Aurélio Sampaio Santiago, has been the Technical Executive Officer at Brasil Telecom Participações S.A. since August 2003. He has also been our Chief Operations Officer since 1980, as well as the Chief Operations Officer of Brasil Telecom Participações S.A. From December 2000 to September 2002, he occupied the post of Director of Targets Fulfillment and Network Director, and has been responsible for the Area of Operations since June 2001. He also occupied the post of Regional Network Director in the Mid-West and Southern Regions. He has been in this sector for 28 years, having been among other roles, the Director of Engineering, Human Resources and the Cellular Department of Telebrasília from 1997 to 1998. He has a degree in Electrical Engineering from the University of Brasilia (UnB), with a postgraduate in Telecommunications from École Nationale Supérieure des Télécommunications (ENST), in Paris, and in Teleinformática from UnB.

     Luiz Francisco Tenório Perrone, joined the group in August 2005. He is the Vice-President of Strategic Planning and Regulatory Affairs at Brasil Telecom S.A. He is a graduate of Aeronautical Technological Institute (ITA), with a degree in Electronic Engineering, and also studied in France, Holland and the US. He began his professional career at Telefunken do Brasil and Rhode Und Schwarz (Munich, Germany) in 1964. From 1967 to 1968, he worked for the National Communications Department and from 1968 to 1997, he also worked at Embratel, where he held the post of Director of Services and Substitute President. He has occupied directorship posts at Intelsat, in Washington (US). He was vice-president of Anatel from 1997 to 2001 and CEO of Hispamar Satélites S.A. from 2002 to 2005. He has represented Brazil as a delegate and delegation head at various international conferences of Intelsat, Inmarsat, United Nations, Unión Internacional de Telecomunicaciones, Citel and other telecommunication bodies.

Compensation

     For the year ended December 31, 2007, the aggregate amount of total compensation that we paid to all of our directors and executive officers was approximately R$8.2 million. This value excludes the amount of bonuses paid to our executive officers, see “—Performance Bonus Plan.” The total amount of management compensation in 2007 was R$10.5 million.

     For the year ended December 31, 2007, the aggregate amount for pension, retirement or similar benefits for our directors and executive officers was approximately R$2.3 million.

Stock Option Plans

     On November 6, 2007, our shareholders approved a new stock option plan for officers and employees to replace the plan approved on April 28, 2000, discussed further below.

      Plan Approved on April 28, 2000

     The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the terms of those agreements. The plan is divided into two separate programs:

      Program A

     This program prescribed that stock options were granted as the performance goals of the Company, established by the Board of Directors for a five-year period, were attained. No options were granted under this program.

      Program B

     The exercise price of options granted under this program is established by the managing committee based on the market price of one thousand shares on the option grant date and is monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

      Options granted under the plan are generally exercisable for a period of ten years from the date of grant.

      Information related to previous stock option plan grants is summarized below:

	2006		2007

		Average
	Preferred stock	exercise price	Preferred stock	Average exercise
	options (thousand)	R$	options (thousand)	price R$
Opening balance	410,737	13.00	270,802	13.00
Lapsed options	(139,935)	13.00	(13,947)	17.30

Closing balance	270,802	13.00	256,855	16.88

     Assuming all options will be fully exercised, as of December 31, 2007, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, would be R$1,761, as compared to R$532 as of December 31, 2006.

      Plan Approved on November 6, 2007

     On November 6, 2007, our shareholders authorized a new share option plan for officers and certain employees. The new plan authorizes the grant of stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, for shares that are part of a basket of shares defined as UP (Performance Unit), at a preestablished price. The amount corresponding to the number of UPs granted may not exceed 10% of the book value of our common and preferred shares.

     At the meeting held on December 14, 2007, our Board of Directors ratified the approval of two programs related to the new stock option plan, which is effective as of July 1, 2007 and consists of the following:

      Program 1

     Options under this program are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been established by the Board of Directors, under the terms defined in the plan and is subject to indexation by the IGP-M, plus 6% p.a., to be discounted by the amounts paid as dividends and/or interest on own capital declared during the relevant period.

      Program 2

     Stock options under this program are granted annually, on July 1 of every year. Stock options under Program 2 were granted on July 1, 2007 and the exercise price of the UP has been established by the Board of Directors, under the terms defined in the plan, to be discounted by the amounts paid as dividends and/or interest on own capital declared during the relevant period.

     The stock options balance (UPs) as of December 31, 2007 represents 2.23% of our shareholders' equity.

     Assuming that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums on the related options, calculated according to the Binomial stock options pricing model, would be R$53,462.

      For more information on our stock option plans, see Note 29.b to our Consolidated Financial Statements.

Board Practices

     We are administered by a board of directors (Conselho de Administração) and our senior management (Diretoria), and overseen by a Fiscal Council (Conselho Fiscal).

Board of Directors

     The board of directors, whose functions resemble those of a U.S. board of directors, must be comprised of at least three individual shareholders resident in Brazil or non-resident, provided that the latter is represented in Brazil by an attorney-in fact. Under Brazilian law, the duties of the board of directors include directing the company’s business; electing, removing, and establishing the duties and responsibilities of the company’s executive officers; inspecting the activities of the executive officers and the company records and documents, including those with third parties; calling general shareholders meetings as deemed appropriate or required; commenting on reports of the officers and their accountants; providing prior commentary on company acts or contracts, as provided for in the by-laws; approving share issues or dividends; deciding on the disposal of assets, encumbrances, guarantees and obligations assumed on behalf of third parties, unless the by-laws provide otherwise, and selecting and dismissing our independent auditors. Financial statements, including annual balance sheet, accumulated profit and loss statement, income statement of operations and source and application of funds statement must be prepared under the direction of the board of directors, and audited and approved by shareholders. We do not have a separate audit or remuneration committee.

     Currently, our board of directors consists of six directors elected by holders of our Common Shares. Our directors are replaced during any absence, impediment or vacancy, by their respective alternate. In the case of a vacancy in the position of an effective director, the remaining directors will appoint among them an alternate, who will take on the role until the time of the first meeting. Anyone who occupies positions in companies with which we compete, in particular, on advisory committees, board of directors or fiscal councils; or anyone who has interests which conflict with ours may not be elected to the board of directors.

     The board of directors generally meets once a month and holds special meetings whenever called by the Chairman or by two members of the board of directors. Voting takes place by majority of those present.

     In order to comply with the rules established for companies qualified under the Level 1 of BOVESPA Special Corporate Governance, when a director or executive officer is elected, his investiture is conditioned upon the execution and delivery of a statement of consent (Termo de Anuência dos Administradores), by means of which he personally undertakes to comply with the Differentiated Corporate Governance Practice Rules established by BOVESPA for Level 1 companies. Our directors and executive officers must also report to BOVESPA the volume and characteristics of any securities directly or indirectly held by them, including derivatives. See “—Share Ownership” below.

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

  to give an opinion on any proposals of senior management and the board of directors to be submitted to a general meeting relating to an alteration in the capital, the issue of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, merger, consolidation or division;

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

     As with our directors and executive officers, members of our fiscal council must also comply with the rules established for companies qualified under Level 1 of BOVESPA Special Corporate Governance, including the execution and delivery of a Termo de Anuência dos Membros do Conselho Fiscal.

     Our fiscal council also serves the function of an audit committee for purposes of SEC and NYSE, rules and regulations.

     For the year ended December 31, 2007, the aggregate amount of total compensation that we paid to all of the members of our fiscal council was approximately R$363.0 thousand. The following are the current members of our fiscal council:

Name (Age)	Date Elected

José Arthur Escodro (56)	April 10, 2007
Marcel Cecchi Vieira (33)	April 10, 2007
Rosalia Maria Tereza Sergi Agati Carmello (47)	April 10, 2007
Eduardo Grande Bittencourt (70)	April 10, 2007

Corporate Governance Practices

      The significant differences between our corporate governance practices and the NYSE standards can be found on our website, www.brasiltelecom.com.br/ir/. The information found at this website is not incorporated by reference into this document.

Employees

     On December 31, 2007, our total number of employees was 16,769. The increase came from the addition of 10,866 employees that work in the newly added call center business.

     Adding those employees in the call center business, our work force is allocated in the following way: approximately 12% of our employees work in the network operations area, 12% in marketing and sales, 2% in information technology, 65% in the caal center operation, and 9% in support areas.

     Approximately 47.5% of our employees are affiliated to one of the following labor unions: Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers) or Federação Interestadual dos Trabalhadores em Telecomunicações (the Interstate Federation of Telecommunications Workers). Following labor laws, every year we negotiate with the unions to define the required adjustments in salaries and other compensation itens to reflect eventual inflation losses calculated using the accrued INPC index of the previous 12 months.

      The following table sets forth the breakdown of our employees by geographic region:

	2005	2006	2007

	(%)	(%)	(%)
Offices
Distrito Federal	37.8	36.5	12.9
Rio Grande do Sul	12.8	11.8	4.0
Paraná(1)	16.2	11.4	28.7
Santa Catarina(1)	9.7	13.8	11.9
Goiás/Tocantins(1)	7.4	6.7	25.2
Mato Grosso do Sul(1)	4.0	3.8	11.3
Mato Grosso(1)	4.0	3.9	1.3
Rondônia	2.4	2.6	0.9
Acre	0.7	0.7	0.3
São Paulo	3.4	7.9	3.4
Rio de Janeiro	1.4	0.6	N/A
U.S., Venezuela and Bermudas Islands	0.2	0.3	0.1

Total	100.0	100.0	100.0

____________________
(1) The increase in headcount in 2007 reflects the addition of the call center operation.

Performance Bonus Plan

     We renewed the collective labor agreement with several labor unions in the context of which we would pay a bonus to the employees who reached their operational targets, according to the terms and conditions set forth in the norms of the bonus plan for performance. As additional incentive for our officers, we retained our performance bonus program.

     For the years ended December 31, 2005, 2006 and 2007, respectively, we distributed R$48.0 million, R$79.7 million, and R$80.5 million in performance bonuses to our officers, executives and employees.

Share Ownership

     According to Brazilian Corporate Law, all members of the board of directors of a Brazilian publicly held company must be shareholders of the company. All members of our board of directors own at least one of our shares. The following table sets forth certain information as of December 31, 2007, regarding the beneficial ownership of our directors, executive officers and members of our Fiscal Council. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of December 31, 2007.

	Amount and nature of beneficial ownership, as of December 31, 2007

					Options for
		Options			preferred
	Common	exercisable		Preferred	shares
	shares	within	Percent of	shares	exercisable	Percent of
	beneficially	60 days of	common	beneficially	within 60	preferred
	owned	December	shares	owned	days of	shares
	excluding	31,	beneficially	excluding	December	beneficially
	options	2007	owned(1)	options	31, 2007	owned

Sergio Spinelli Silva Junior	9	0	0.00	25	0	0.00
Chairman
Pedro Paulo Elejalde de Campos	1	0	0.00	0	0	0.00
Director
Elemér André Surányi	1	0	0.00	0	0	0.00
Director
Kevin Michael Altit	1	0	0.00	0	0	0.00
Director
José Luiz Guimarães Junior	1	0	0.00	0	0	0.00
Director
Ricardo Ferraz Torres	1	0	0.00	0	0	0.00
Director
Ricardo Knoepfelmacher	0	0	0.00	0	0	0.00
Chief Executive Officer
Paulo Narcélio Simões Amaral	0	0	0.00	0	0	0.00

Financial Executive Officer/Investor
Relations Officer
Francisco Aurélio Sampaio Santiago	0	0	0.00	2,025	0	0.00
Network Executive Officer
Luiz Francisco Tenório Perrone	0	0	0.00	0	0	0.00
Human Resources Executive Officer
José Arthur Escodro	5	0	0.00	5	0	0.00
Fiscal Council Member
Fabio Takyi Sekiguchi	0	0	0.00	0	0	0.00
Fiscal Council Member
Rosalia Maria Tereza Sergi Agati Camello	0	0	0.00	0	0	0.00
Fiscal Council Member
Eduardo Grande Bittencourt	0	0	0.00	0	0	0.00
Fiscal Council Member

All directors and executive officers as a
group (10 persons)	14	0	0.00	2,050	0	0.00
All directors, executive officers and Fiscal
Council members as a group (14 persons)	19	0	0.00	2,055	0	0.00
____________________
(1) None of our directors, members of our fiscal council or senior managers own beneficially as much as 1% of any class of our capital stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     Our capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2007, there were 229,937,525 Preferred Shares outstanding and 132,550,888 Common Shares outstanding. Of the two classes of our capital stock outstanding, only our Common Shares have full voting rights. Our Preferred Shares have voting rights under the following limited circumstances:

  in any decision taken at the General Shareholders’ Meeting related to any management service agreement, including any technical assistance agreement, to be entered into by us with any foreign entity affiliated with Techold or Timepart; and

  in any decision taken at a General Shareholders’ Meeting, related to any matter, but only if we shall have failed to pay Preferred Dividends for three or more consecutive years.

     The following table sets forth information at December 31, 2007, concerning the ownership of our Preferred Shares and Common Shares (i) by Solpart and, (ii) by our directors and senior management as a group. We are not aware of any other shareholder of record owning more than 5.0% of our Common Shares.

		% of
	Number of	Outstanding	Number of
	Preferred Shares	Preferred	Common Shares	% of Outstanding
Name of Owner	Owned	Shares	Owned	Common Shares

Solpart Participações S.A. and certain indirect shareholders	9,966,434	4.33%	80,364,850	59.96%
All directors and executives officers as a group	2,050	0.00	14	0.00

     At December 31, 2007, our Preferred Shares were held by approximately 992,098 registered holders, 991,853 of which were located in Brazil. At December 31, 2007, our Common Shares were held by 1,128,893 registered holders, 1,128,669 of which were located in Brazil.

     At December 31, 2007, Solpart owned approximately 51.00% of our common stock. Accordingly, Solpart has the ability to control the election of our board of directors and, indirectly, the board of directors of Brasil Telecom S.A. At December 31, 2007, to the best of our knowledge, Techold and Timepart owned approximately 99.98% and 0.02%, respectively, of the voting and capital stock of Solpart. See below “—Recent Disclosures by our Shareholders.” For a description of Solpart’s Shareholders Agreement, see “—Voting Control of the Company.”

CONTROLLING SHAREHOLDERS AS OF FEBRUARY 29, 2008

OS = Ordinary Share
PS = Preferred Share

Voting Control of the Company

     There is no shareholders’ agreement at the Brasil Telecom S.A. level, but the following shareholders have agreements disclosed herein in accordance with the requirements of the Brazilian Corporate Law: Zain Participações S.A. Shareholders’ Agreement (Acordo de Acionistas de Zain Participações S.A.); Invitel S.A. Shareholders’ Agreement (Acordo de Acionistas de Invitel S.A.); Solpart Shareholders’ Agreement (Acordo de Acionistas de Solpart Participações S.A.); and BTP Voting Agreement (Acordo de Voto de Brasil Telecom Participações S.A.). Solpart, our controlling entity, has a shareholders’ agreement, the Solpart Shareholders’ Agreement. On July 19, 1998, Timepart, Techold, TII, and others, entered into an Amended and Restated Shareholders Agreement, setting forth the shareholders’ respective rights and obligations with respect to their interests in Solpart and in the companies controlled by Solpart. The Solpart Shareholders’ Agreement provides, among other things, for the following:

  the rules for the nomination of directors and executive officers;

  a right of first offer, rights of first refusal and tag-along rights for TII; and

  rights of first refusal for Techold with respect to the sale of TII’s shares in Solpart.

     Under the Solpart Shareholders’ Agreement, upon the fulfillment of certain conditions, Techold and TII may be entitled to nominate and elect members of our Board of Directors and of our senior management. In addition, under the Solpart Shareholders’ Agreement, the parties thereto have agreed, among other things, that the:

  approval of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another company;

require (i) the prior approval of an absolute majority of the voting capital of Solpart and (ii) the affirmative vote of TII in the matters defined therein as Supermajority Matters. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—Certain indirect beneficial owners control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders” and “Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.”

     In April 28, 2005, the parties entered into a 2nd Amendment to the Solpart Shareholders’ Agreement. With the conclusion of the transfer of the shares TII held in Solpart to Techold (through Brasilco – see “Recent Disclosures by our Shareholders” below), the Solpart Shareholders’ Agreement and the April 28, 2005 amendment were further amended. By such amendment, Techold agreed to succeed TII with respect to its obligations under the Solpart Shareholders’ Agreement.

     On September 16, 2003, Solpart, Opportunity Logica II FIA, OPP I FIA, Opportunity I FIA, Opportunity Fund and CVC/Opportunity Equity Partners LP entered into the BTP Voting Agreement. The Voting Agreement establishes that the above-mentioned shareholders shall vote as a block, in order to reinforce the exercise of the control of our company by our current controlling shareholders.

     On October 30, 1998, Opportunity Zain S.A., Opportunity Fund, CVC/Opportunity Equity Partners FIA, now named Investidores Institucionais FIA, PRIV FIA, Tele FIA, Fundação Petrobrás de Seguridade Social, Fundação Sistel de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Embratel de Seguridade Social entered into the Invitel Shareholders’ Agreement, providing rules regarding (i) the appointment of officers and directors at the levels of Invitel, Techold, Solpart and our company; (ii) the exercise of voting rights by the parties and the board members appointed by Invitel; and (iii) rights of first refusal on the transfer of shares issued by Invitel.

     Control over Solpart and the right of our board of directors to take certain actions without a shareholders’ meeting was the subject of a number of judicial and arbitration proceedings.

Recent Disclosures by Our Shareholders

     During the period of TII’s indirect ownership in us, our licensed territories overlapped with those of TIM and its affiliates. In an attempt to address the overlapping license issues that arose from common ownership by TII, Anatel required, among other things, that TII divest itself of direct ownership in Solpart and also restricted its Solpart voting rights.

     On October 27, 2006, Anatel approved the transfer of TII’s stake in Solpart to Brasilco S.r.l., a TII subsidiary independently managed, in trust, by Credit Suisse Securities (Europe) and affirmed that such measure ended the overlapping licenses.

     On July 18, 2007, Previ, Petros and Funcef (collectively, the “Pension Funds”), on one side, and Brasilco, on the other, executed a Share Purchase Agreement with TII, Solpart, II FIA, CVC International LP, CVC International Brazil, LLC as intervening parties, through which the Pension Funds committed to purchase all of the shares of Solpart held by Brasilco, which constituted approximately 38% of the voting and total capital of the company (the “Brasilco Shares”), for the price of US$515 million.

     On the same date, two other agreements were executed:

     (i) a Letter Agreement, signed by Techold and TII, in which Techold was granted a right of first refusal to purchase the Brasilco Shares; and

     (ii) a Mutual Release Agreement, signed by us, our Parent, Techold, Solpart, 14 BT Celular S.A., Zain, Invitel, Previ, Petros, Funcef, II FIA, Fundação 14 de Previdência Privada, Valia, CVC International Brazil, LP, CVC International Brazil Ltd., International Equity Investments Inc., Citibank N.A., Priv FIA, Tele FIA, Angra Partners Consultoria Empresarial e Participações Ltda., on one side,; and TII N.V., Telecom Italia S.p.A., Brasilco, Credit Suisse Securities (Europe) Limited, TIM Brasil Serviços e Participações S.A. and TIM International N.V., on the other, by which the signing parties commited, provided that they were authorized by the competent corporate bodies and subject to the effective acquisition by the Pension Funds or Techold, as the case might be, of the Brasilco Shares, to withdraw from all claims and end disputes before the Judiciary and International Arbitral Courts involving the parties and some related parties, subject to certain conditions.

     On October 11, 2007, Techold exercised its right of first refusal to acquire the Brasilco Shares, as provided for in the Solpart Shareholders’ Agreement, in accordance with the terms, conditions and price established in the Share Purchase Agreement and Letter Agreement.

     On December 3, 2007, Anatel approved the acquisition by Techold of the Brasilco Shares through Act 68,889, published in the Diário Oficial da União (Official Journal of the Union) on December 5, 2007, pending compliance with all the conditions subsequent stipulated in the Share Purchase Agreement and the Letter Agreement.

     On December 5, 2007, Brasilco transferred the Brasilco Shares to Techold through annotation and signature on the Solpart Share Transfer Book and the corresponding Record of Registered Shares. Techold paid the total amount of US$515 million as stipulated in the Share Purchase Agreement and the Letter Agreement. As a consequence of this transfer, Techold holds approximately 99.98% of the total and voting capital of Solpart.

     With the transfer of the Brasilco Shares to Techold, the Mutual Release Agreement is effective, and the settlement of all existing disputes among the parties to the Mutual Release Agreement will be concluded upon the delivery of several petitions to the relevant judicial or arbitral bodies. Most of these judicial proceedings have been terminated. The parties are waiting, after filing the proper withdrawal intruments, for ratification by the appropriate courts of those proceedings which have not yet been terminated. We expect final resolution of these issues soon.

Related Party Transactions

     Related party transactions refer to operations with Brasil Telecom S.A., Nova Tarrafa Participacoes Ltda. Nova Tarrafa Inc., and with the subsidiaries mentioned in Note 1 of our financial statements.

     Operations between related parties and us are carried out under regular market prices and conditions. The main transactions are:

Related parties eliminated in the Consolidated Financial Statements for the year ended December 31, 2007:

     Brasil Telecom S.A.

     Sureties and Guarantees: (i) We guarantee loans and financings owed by our subsidiary, Brasil Telecom S.A., to lending financial institutions. In 2007, with respect to the guarantees, Brasil Telecom S.A. recorded expenses in favor of us in the amount of R$3,401; and (ii) we guarantee insurance policies and contractual liabilities for Brasil Telecom S.A., which amounted to R$97,457. In 2007, in return for such guarantees, we registered an operating revenue of R$117.

     BrTI

     Advances for future capital increase: As of December 31, 2007, we have granted R$6,696 to BrTI as advances for future capital increase, as compared to R$6,695 as of December 31, 2006.

     Amounts receivable, revenues and expenses: We have amounts receivable, revenues and expenses resulting from transactions related to the utilization of facilities, logistics support and telecommunications services. The balance receivable as of December 31, 2007 is R$23,633, as compared to R$2,662 receivable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$38,062 of operating income, as compared to R$24,280 in 2006, and R$38 of operating expenses in 2007, as compared to R$17,746 in 2006.

     BrT Celular

     Amounts payable, revenues and expenses: We have amounts payable, revenues and expenses resulting from transactions related to the utilization of facilities, logistics support and telecommunications services. The balance payable as of December 31, 2007 is R$16,833, as compared to R$20,087 payable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$223,124 of operating income, as compared to R$196,550 in 2006, and R$439,684 of operating expenses in 2007, as compared to R$373,339 in 2006.

     VANT

     Amounts receivable, revenues and expenses: We have amounts receivable, revenues and expenses resulting from transactions related to telecommunications services. The balance receivable as of December 31, 2007 is R$1,820, as compared to R$1,355 receivable as of December 31, 2006, and the amounts accounted for against income in 2007 represented R$2,555 of operating income, as compared to R$5,056 for 2006, and R$922 of operating expenses in 2007, as compared to R$2,032 for 2006.

     BrT SCS Bermuda

     Amounts receivable and revenues: We have amounts receivable and revenues resulting from transactions related to telecommunications services. The balance receivable as of December 31, 2007 is R$130, as compared to R$316 receivable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$189 of operating income, as opposed to R$163 in 2006.

     BrT of America

     Amounts payable, revenues and expenses: We have amounts payable, revenues and expenses resulting from transactions related to telecommunications services. The balance payable as of December 31, 2007 is R$2,753, as compared to R$1,343 payable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$86 of operating income, as compared to R$87 in 2006, and R$7,331 of operating expenses in 2007, as compared to R$7,202 in 2006.

     BrT CS

     Amounts payable and expenses: We have amounts payable and expenses resulting from transactions related to telecommunications services. The balance payable as of December 31, 2007 is R$4,241, as compared to R$3,480 payable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$11 of operating income, and R$43,803 of operating expenses in 2007, as compared to R$31,761 in 2006.

     Freelance S.A.

     Amounts payable, receivable, revenues and expenses: We have amounts payable, receivable, revenues and expenses resulting from transactions related to telecommunications services. The balance payable as of December 31, 2007 is R$5,689, as compared to R$1,622 receivable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$5,311 of operating income, as compared to R$3,974 in 2006, and R$23,770 of operating expenses in 2007, as compared to R$13,450 in 2006.

     iG Brasil

     Amounts receivable, revenues and expenses: We have amounts receivable, revenues and expenses resulting from transactions related to telecommunications services. The balance receivable as of December 31, 2007 is R$6,971, as compared to R$1,579 receivable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$10,539 of operating income, as compared to R$1,824 for 2006, and R$6,729 of operating expenses in 2007, as compared to R$3,601 for 2006.

     BrT Multimídia

     Amounts payable, revenues and expenses: We have amounts payable, revenues and expenses resulting from transactions related to telecommunications services. The balance payable as of December 31, 2007 is R$6,341, as compared to R$5,434 payable as of December 31, 2006. The amounts accounted for against income in 2007 represented R$331 of operating income, as compared to R$739 for 2006, and R$24,655 of operating expenses in 2007, as compared to R$23,603 for 2006.

     Advances for future capital increase: We have made advances for future capital increase. As of December 31, 2007, the existing amount granted is R$27,130, as compared to R$23,000 as of December 31, 2006.

     BrT Call Center

     Amounts payable, revenues and expenses: We have amounts payable, revenues and expenses resulting from transactions related to telecommunications services. The amount payable as of December 31, 2007 is R$16,447. The amounts accounted for against income in 2007 represented R$779 of operating income and R$17,305 of operating expenses.

     Advances for future capital increase: We have made advances for future capital increase. As of December 31, 2007, the existing amount as advanced for future capital increase granted is R$14,820.

Other Related Party Transactions for the year ended December 31, 2006:

     Until 2006, due to the existence of common partners in our control chain and in the control chain of the companies mentioned below, the operations among them were classified as “related-party transactions.” As a result of various changes in our control chain, none of the following relationships were classified as “related party transactions” in the year ended December 31, 2007.

     Telemig Celular

     Our subsidiary, Brasil Telecom S.A., maintains agreements with Telemig Celular relating to the operation of telecommunications services, consisting of CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable resulting from these agreements was R$5,925 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$39,483 (R$32,979 in 2005) and operating revenues of R$74 (R$151.0 in 2005).

     Amazônia Celular

     Our subsidiary, Brasil Telecom S.A., maintains agreements with Amazônia Celular relating to the operation of telecommunications services, consisting of CSP 14 – Operator Selection Code and co-billing agreements. The amount payable resulting from these agreements was R$1,299 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$13,162 (R$6,101 in 2005).

     TIM Celular

     Our subsidiary, Brasil Telecom S.A., maintains agreements with TIM’s cell phone companies concerning the operation of telecommunications services, consisting of lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable resulting from these transactions was R$65,319 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating revenues of R$116,034 (R$152,611 in 2005) and operating expenses of R$503,175 (R$516,048 in 2005).

     Credit Suisse

     As of December 31, 2006, our subsidiary, Brasil Telecom S.A., maintained in Credit Suisse an overnight financial investment in the amount of R$111,868, backed by bonds issued by the U.S. treasury, yielding between 5.0% p.a. and 5.2% p.a. The yields of such investment in 2006 was R$113.0.

Other Related Party Transactions for the year ended December 31, 2005:

     Until 2005, due to the existence of certain parties in our chain of control, the following transactionw as classified as a “related party transaction.” As a result of various changes in our control chain, the following relationship was not classified as such in the year ended December 31, 2007.

     Telecom Capital Fund

     Based on the set of information available to our management in December 2005, we concluded that in 2003 our subsidiary Brasil Telecom S.A. invested in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications.” As the single provider of TCF, we transferred US$84 million to make an investment in promissory notes of MetroRED in the amount of US$41 million (which were subsequently converted into MetroRED shares), and promissory notes of Highlake International Business Company Ltd., or Highlake, in the amount of US$43 million. The Highlake promissory notes accrued interest at the rate of 1.5% p.a., with an option to Highlake to settle the outstanding amount through conversion into Highlake shares.

     With the proceeds of our investment, Highlake acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. In addition, we identified that Opportunity Fund owned 95% of the interest in Highlake. In light of this ownership by Opportunity Fund, one of our former controlling shareholders, we determined that our investment in Highlake should be classified as a “related party transaction.”

     In March 2005, Highlake paid in full the outstanding balance under the promissory note held by TCF without conversion into equity, and we subsequently requested the liquidation of TCF. On April 25, 2005, TCF was liquidated, and the balance of fund quotas was redeemed. In 2005, until the redemption date, as a result of these transactions, we recorded a financial loss of R$640, due to the exchange loss of the U.S. dollar during that period.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements.”

Legal Proceedings

Breakup of Telebrás

     The legality of the breakup of Telebrás and privatization of Telebrás was challenged in numerous legal proceedings, and, although a majority of the claims have been dismissed, a number are still pending. Also, Telebrás is a defendant in a number of legal proceedings and is subject to certain other claims and contingencies. Under the terms of the breakup of Telebrás, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup of Telebrás remains with Telebrás, except for labor and tax claims (for which Telebrás and the 12 new holding companies into which it was broken-up are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us. Our management believes that the chances of any such claims materializing and having a material adverse financial effect on us are remote.

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

Antitrust Proceedings

     In 2004, Embratel and other companies filed administrative complaints before Anatel, the Secretariat of Economic Law of the Ministry of Justice and CADE charging us with carrying out cartel-like practices with Telemar and Telefônica in violation of the antitrust laws of Brazil. While we believe these antitrust complaints are baseless, an adverse decision by CADE could result in the imposition of a penalty against us that could be assessed between 10%-30% of our total annual revenue for 2003, the period immediately before the complaint.

Labor-Related Legal Proceedings

     At December 31, 2007, contingent liabilities for labor-related legal proceedings for which the risk of loss was considered “probable” amounted to approximately R$421.8 million. At December 31, 2007, contingent liabilities for labor-related legal proceedings in which the risk of loss was considered “possible” amounted to approximately R$542.4 million. As of December 31, 2007, Brasil Telecom was involved in approximately 15,925 lawsuits involving labor litigation, of which 7,901 were filed against CRT. The total amount estimated to be involved in this labor litigation is approximately R$184.7 million.

     In 2007 a reduction was observed in the contingency for labor litigation for which the risk of loss was considered “probable” in the total amount of R$65.5 million. This reduction occurred mainly due to: (i) plans for 2007; (ii) dismissal of several lawsuits by payment of the debt; (iii) reevaluation of contingency risks; and (iv) monetary adjustments related to the reevaluation of the contingency for labor litigation. Our labor litigation is related to our reclamation over performance bonuses, employee promotions, dangerous work conditions (high-risk premium), overtime, subsidiary responsibility, productivity, employment relationship recognition, return to the position and voluntary dismissal plans.

     As successor of Telepar, we are a defendant in a Public Civil Action brought by the Labor General Attorney’s Office of Curitiba, based on our dismissals of employees aged 40 or more (with an average of 20 years or more serving) that was part of our restructuring program. During 2001, interim relief was given in this matter, ordering the reintegration of all the dismissed employees and dismissing their monetary compensation requests. We initiated an appeal against this decision before the Labor Regional Court. The Public Civil Action was dismissed and the Labor General Attorney’s Office appealed that decision before the Labor Regional Court. The Court’s decision ordered the reintegration of all the dismissed employees. Both parts appealed that decision (as the General Attorney dismissed an appeal requesting the reintegration of the employees and did not order their reintegration) before the Labor Superior Court on September 16, 2006. The Labor Supreme Court ordered transfer of the appeal to the Labor Regional Court in order to proceed with the analysis of the motion for clarification of the judgment. The Regional Court has accepted our motion in order to bring in question upon the record the matter and has the procedural ability to have another appeal judged by the Superior Court, which is now waiting to be judged on the Labor Superior Court.

     As successors of Telesc, we are a defendant in a labor lawsuit initiated by 1,478 employees in 1984, demanding the payment of salary differences due to our “Internal Rules” at that time, which established different criteria according to the service time of the employee. In 1988, a decision was rendered in the matter, ordering the payment of the salary differences. Since that decision, the parties have been discussing the amounts involved in the action. A specific appeal was filed before the Regional Labor Court, which determined the exclusion of the employees contracted after October 1976. The Regional Labor Court determined that only 818 employees had the right to reclamation. In September 2007, we settled with 653 employees in an estimated amount of R$78.63 million (including taxes and social security contributions). After this settlement, there is still a provision of R$26.25 million to cover amounts to be paid if we do not settle with the remaining employees, including legal and social security costs.

     In 1984, 1,480 employees filed a labor claim against our predecessor company, Telesc, in the State of Santa Catarina, demanding the payment of profit participation bonuses since 1970 that had been withheld by Telesc. In 1985 the Labor Justice denied the claims. An appeal was filed before the Regional Labor Court, which ordered the payment of the profit participation bonuses. However, only 1,096 employees were entitled to receive such compensation, and eight further employees were excluded from the claim, leaving 1,088 claimants. Telesc filed an appeal before the Superior Labor Court and also before the Supreme Court, but the Regional Labor Court's decision was upheld. In 1990, a settlement agreement was entered into with the claimants providing for payment of the profit participation bonuses. In 1995, however, Governmental Resolution No. 10 established a new method for the calculation of the profit participation bonuses that was less favorable to the claimants when compared to the settlement. As a result, Telesc did not pay the profit participation bonuses as agreed to but instead began to pay as established in the Resolution. In 1997, the Labor Union (SINTEEL), and certain of the claimants requested the reopening of the labor claim to examine the differences between the profit participation bonus payments. The Labor Judge did not grant their request, but on appeal, the Regional Labor Court admitted the employee’s request. Despite later appeals by us, this decision was upheld. As of December 31, 2007, we have settled with 1,057 of the claimants for a total cost of R$50 million. Our provision for the remaining 31 claimants is R$4.1 million.

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

     Recently, the STJ decided in the Special Appeal 601.056 -BA and the Special Appeal 694.429 -SP that no ICMS should be levied on the cellular installation and activation services established in Convênio 69/98. With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the States of our region to avoid such collections. As of December 31, 2007, we deposited in court approximately R$195.2 million in order to suspend the liability of said ICMS without the application of interest and fees. If the legality of Convênio 69/98 is confirmed by Superior Courts, the deposited amount will be converted into revenue to the state treasury department without new disbursements having to be made by us. However, if the Superior Courts decide that the terms of Convênio 69/98 are illegal, the deposited amount may be returned to us.

Services Tax Application to Complementary Telecommunications Services

     Several municipal governments assessed us in order to collect services tax on the complementary telecommunications services, such as call ID, alarm clock, answering machine and other similar services. These assessments constitute a relevant contingency for us. As of December 31, 2007, the amount of this tax contingency is approximately R$312.5 million. The likelihood of loss relating to this contingency is “possible” and, consequently, we did not record a provision. This amount is not reserved on our balance sheet. The cases in which management assesses our chance of success as remote have been provided for in the amount of R$2.2 million as of December 31, 2007.

State Value-Added Tax Credits

     The treasury departments of several States have assessed us regarding our use of the ICMS tax credits, specially: (i) the recognition of ICMS in the acquisition of consumption material; and (ii) reversal of ICMS debits accounted when rendering communication services. We presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to us. According to the State tax authorities, the procedure adopted by us for registering the ICMS credits is not in accordance with the law. As of December 31, 2007, the amount involved in the matter that corresponds to a possible contingency is approximately R$20.1 million. The cases in which management assesses our chance of success as remote have been provided for in the amount of R$38.3 million as of December 31, 2007.

State Value-Added Tax Credits – ICMS – electrical energy

     The treasury departments of several States have assessed us regarding our use of the ICMS tax credits from the acquisition of electrical energy. We defended against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to us but we have obtained favorable decisions at the judicial level. According to the State tax authorities, the procedure adopted by us for registering the ICMS credits is not in accordance with the law. As of December 31, 2007, the amount involved in the matter that corresponds to a possible contingency is approximately R$221.3 million. The part of the debit considered with chance of success as remote have been provided for in the amount of R$59.9 million as of December 31, 2007.

State Value-Added Tax Credits – ICMS – non-executed services

     The treasury departments of some States have assessed us regarding our use of the ICMS tax credits from services that we did not execute. Although we have presented administrative defenses to this assessment, as of December 31, 2007, there has been no resolution of this issue As of December 2007, the amount involved in the matter that corresponds to a possible contingency is approximately R$68.3 million. The part of the debit considered with chance of success as remote have been provided for in the amounts of R$90.7 million as of December 31, 2007.

State Value-Added Tax Application to International Telecommunications Services

     The treasury departments of several States have assessed us regarding collection of the ICMS tax on international telephone calls. The tax authorities allege that international telephone calls are services rendered in Brazil and are subject to ICMS tax since the request and the payment for the services are executed in Brazil. We have presented administrative defenses against the assessments. As of December 31, 2007, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$36.4 million. This amount is not provisioned for on our balance sheet.

Social Security Contribution Application on Several Issues

     The National Welfare Agency has filed administrative and judicial proceedings against us to collect the INSS, which is levied on payments of salaries, commissions, vacations, overtime allowance made to our employees. We have presented defenses against all these proceedings. As of December 31, 2007, the amount involved in those proceedings that corresponds to a possible contingency is approximately R$349.9 million. As of December 31, 2007, the amounts involved in these proceeds in which management assesses our chance of success as remote have been provided for in the amount of R$28.8 million.

State Value-Added Tax Application to Sale of Pre-paid Telephone Cards

     The treasury departments of the States of Mato Grosso and Tocantins have assessed us regarding collection of the ICMS on sales of pre-paid telephone cards used in public telephones. We presented administrative defenses against all these assessments. As of December 31, 2007, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$26.9 million. The cases in which management assesses our chance of success as remote have been provided in the amount of R$4.8 million as of December 31, 2007.

Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunications services

     Several civil class actions have been filed against us by a federal prosecutor and ANDEC in order to suspend the transfer of the cost of the PIS/COFINS to the users of telecommunications services. As of December

31, 2007, the amount involved in these judicial proceedings that corresponds to a possible contingency is approximately R$311.3 million. This amount is not provisioned for on our balance sheet.

     REFIS

     The REFIS is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes on an installment schedule (60 installments) with a 40% reduction of the applicable penalty fee. The program is managed by the SRF and INSS. On November 16, 2000, we filed a request to include in the REFIS program our debts related to the taxes managed by the SRF and INSS. As of December 2006, the REFIS account was liquidated according to our calculation. However, this amount does not encompass the tax credits intended to be used by us to offset debts included in the REFIS. Therefore, whether the Federal Revenue Service definitely ratifies the offsetting of the tax credits against the debts requested by us, we decided to include a provision of R$ 13 million which chance of success is classified as remote.

     PAES

     The PAES is a program created by the Federal government in order to provide the opportunity to taxpayers to pay their debts (related to taxes managed by the INSS) in 120 installments. In 2004, we filed the request to pay our federal tax debts in installments. As of February 2007, we finished the payment of the installments. Notwithstanding the proposition of an administrative request questioning the part of the value (R$73.4 million) included in the PAES by the Brazilian Internal Revenue, all the installments have been paid regularly. The chance of success (in our favor) with respect to the remaining part of the debits is classified as probable.

Civil Legal Proceedings

     On December 31, 2007, we had provisions for approximately R$398.8 million of contingent liabilities for civil lawsuits classified as “probable” risks, as compared to R$346.3 million at December 31, 2006. The increase in the amount of this reserve is mainly due to monetary adjustments, new judicial lawsuits filed against us and a reevaluation of the risk of loss. On December 31, 2007, our reserve for obligations arising from civil litigation for which we have classified the risk of loss as “possible” was approximately R$1,129.5 billion, as compared to R$606.9 million on December 31, 2006. The increase in the amount of this reserve is due to monetary adjustments occurring during that period, new judicial lawsuits filed against us and a reevaluation of the risk of loss associated with current lawsuits

     The majority of the civil litigation that has been filed against us, if an unfavorable decision were to be rendered, would not cause any material or adverse effects on our operating results or financial condition. Significant civil litigation actions filed against us include:

CRT

     Due to the acquisition of CRT by TBS and subsequent acquisition of TBS by us, we have been substituted for CRT in many judicial lawsuits that originated from the privatization of CRT. The majority of these actions request that the privatization be declared null and void. Judicial actions filed in 1998 and 1999 alleged illegal bidding in connection with the sale of CRT’s capital, miscalculation of the number of shares offered, defects in the corporate authorization for the sale of the shares and mistakes in the valuation of the shares. Although the preliminary claims in these actions were rejected by various courts, we are still awaiting final adjudication of certain of the claims.

     As the successor of CRT we are defendants in various actions brought by subscribers of phone services in many districts of the state of Rio Grande do Sul. The claimants in these actions seek either the right to shares allegedly arising from financial participation contracts entered into between the claimants and CRT in accordance with Regulation no. 1.361/1976 of the Communications Ministry, or monetary compensation for material damages equal to the value of such shares. The equity value of each share was calculated by dividing the net worth of CRT by the number of shares issued outstanding as of the time of the proposed issuance of the shares. The claimants allege that the shares were improperly issued without taking into consideration a monetary adjustment equal to the amount paid upon acquisition of the phone lines. The Rio Grande do Sul Court determined that the procedure we used to issue the shares in connection with this program was incorrect and that a subscription period of 12 months in a period of high inflation was abusive. We were ordered to indemnify the claimants through monetary compensation. Although these actions are currently in different stages of the litigation process, on December 31,

2007, the total amount of contingency related to civil litigation involving our branch located in Rio Grande do Sul was approximately R$648.3 million. Of this amount, R$166.4 million is related to a “probable” risk of loss associated with these actions, R$437.2 million are related to a “possible” risk of loss associated with these actions, and R$44.7 million are related to a “remote” risk of loss associated with these actions.

     As a successor to CRT, we are also currently a defendant in a public civil action brought by the Attorney General’s Office of Rio Grande do Sul against CRT, seeking compensation for clients arising out of alleged abusive commercial practices in connection with CRT’s provision of “0900/900” services. Although the final decision in this action did not grant any financial compensation to the claimants, we were prohibited from offering “0900/900” services and required to terminate the “0900/900” services of certain clients. Appeals by both parties to the Supreme Federal Court and to the Superior Court of Justice were not granted, and the final decision was upheld that claimants seeking a refund must bring an individual action against us. The amount we reserve for these actions will depend upon how many individual actions are brought against us, and we cannot currently evaluate our exposure.

Splice do Brasil – Telecomunicações e Eletrodomésticos Ltda. brought an action against us seeking compensation for payments owed under an equipment supply contract. Following a decision in favor of the claimant, we appealed the judgment to the State Court, offering as collateral to guarantee the payment a telecommunications plant located in the state of Paraná. A third party expert has been appointed by the court to determine the value of the final judgment. We have reserved R$49.5 million against the risk of loss associated with this action.

Community Telephone Program – CTP

     As the successor of Telems, Telegoias and Telemat, we are a defendant in several actions related to the implementation of the Community Phone Program, or PCT, a financing program for the installation or extension of phone lines in the states of Mato Grosso do Sul, Goiás, Tocantins and Mato Grosso. These actions demand the payment of equity shares and other compensation allegedly owed under agreements with Telems, Telegoias and Telemat relating to the installation of the phone lines. In connection with these actions related to Telems customers, as of December 31, 2007, we have reserved R$46.2 thousand against risks of loss classified as “probable” and R$85.6 million for risks of loss classified as “possible.” We also registered a fund in the amount of R$8.0 million that can be capitalized in order to issue shares to the claimants in the event of an unfavorable decision. In connection with these actions related to Telegoiás and Telemat customers, we have reserved R$24.4 million against risk of losses classified as “probable” and R$308.9 million against risk of losses classified as “possible.”

     According to the terms of the Telebrás spin-off agreement dated February 28, 1999, Telebrás retained sole responsibility for obligations of any kind (including, without limitation, labor, social security, civil, tax, environmental and commercial obligations) related to acts or events occurred during or before the date of the spinoff. We therefore have filed motions with the State Court of Mato Grosso do Sul to join Telebrás to these actions.

Telephone Catalogues

     The Federal Attorney General’s office has commenced 18 civil public actions against us demanding the publication and delivery of Obligatory Free Phone Lists for our users, eleven of which were settled by agreement on December 19, 2006. As of December 31, 2007, we have reserved R$5.3 million on our balance sheet against losses in connection with the remaining actions.

Stores

     We have also been named as a defendant in 39 civil public actions relating to the reopening of consumer attention stores, brought by the Attorney General’s Office and by several consumer rights agencies and organizations. Of these actions, 24 have reached a preliminary decision affirming a provisional remedy against us. We have appealed these preliminary determinations, and have reserved R$17.9 million on our balance sheet against losses associated with these actions.

Disputes with and among entities that hold stakes in our company

     Under Opportunity-appointed management, we have instituted lawsuits to recover damages suffered as a result of actions taken by TII and the board members nominated by TII to our board of directors. As part of the negotiations relating to the Merger Agreement entered into on April 28, 2005, our former management agreed to terminate these lawsuits without compensation. As of the date hereof, certain of our indirect shareholders have brought lawsuits with regard to this termination of claims and other agreements executed on April 28, 2005. We filed a complaint with the Brazilian Securities Commission charging prior management of misuse of our resources including controlling shareholder’s abuses, breaches of fiduciary duties, conflict of interests, violations of Brazilian Law and our By-Laws, including the April 28, 2005 agreements. Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

     On March 9, 2005, International Equity Investments, Inc. as the sole shareholder of CVC/LP – which holds a substantial indirect stake in our company through its direct ownership in Zain, a company that indirectly owns a majority of the voting interests in Solpart, and therefore indirectly owns a majority of our voting shares – issued a public notice regarding the ouster of Opportunity Ltd., from the management of CVC LP, replaced by CVC International Brazil. The notice also stated that CVC International Brazil entered into shareholders´ agreements with Investidores Institucionais FIA, Previ, Funcef and Petros regulating the exercise of controlling rights in our company and restrictions on transfer of shares.

     Under the Agreements, CVC LP and Investidores Institucionais FIA, with combined holdings of approximately 90% of the voting shares of Zain, will jointly exercise the corporate control of Zain and Invitel, a company controlled by Zain with approximately 68% of its voting shares, and in which Previ, Funcef, Petros and other Brazilian pension entities hold nearly all of the remaining shares. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, jointly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, us, Brasil Telecom S.A., and its subsidiary, BrT Celular.

     In connection with the execution of the Agreements, Previ, Funcef and Petros signed the Put Option on Shares issued by Zain granting CVC LP a put option on its Zain shares, which may be exercised under certain circumstances during a limited period of time, but not before November 2007. CVC LP’s right to exercise the put option is conditioned on the occurrence of certain future events, some of which are beyond the control of CVC LP, Investidores Institucionais FIA, Previ, Funcef and Petros. If CVC LP exercises its put option, the exercise price is set at approximately R$1.05 billion, adjusted by the variation of the IGP-DI Index + 5% p.a. The fulfillment of the conditions to the exercise of such put option granted by Previ, Funcef and Petros does not depend and is not tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, including us, Brasil Telecom S.A. and BrT Celular.

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

     On April 12, 2005, Anatel issued a decision approving, among other things: (i) the replacement of Opportunity Ltd. by CVC International Brazil as the general partner of CVC LP; (ii) the replacement of CVC/Opportunity Equity Partners Administradora de Recursos Ltda. by Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of Investidores Institucionais FIA, an indirect shareholder of our company and Brasil Telecom S.A.; and (iii) certain changes resulting from the Agreements entered into by CVC LP and Investidores Institucionais. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. After reviewing our appeal filed by prior management related to Opportunity Ltd., Anatel upheld its April 12, 2005 decision.

     On October 6, 2003, Fundação 14, successor to Fundação Sistel de Seguridade Social, was prevented by the other shareholders of Investidores Institucionais FIA from exercising its voting rights at the Investidores Institucionais FIA’s Unitholders Meeting. At such meeting, Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA. Consequently, Fundação 14 brought an ordinary action before the 5th Federal Court of Rio de Janeiro against Previ and several investors in Investidores Institucionais FIA, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA’s Unitholders Meeting held on October 6, 2003 were invalid. On May 18, 2005, an injunction granted on May 17, 2005 in favor of Fundação 14 by a federal tribunal in Rio de Janeiro, which would have allowed Banco Opportunity S.A. to return to the management of Investidores Institucionais FIA, was revoked by a decision granted by the STJ. On July 12, 2005, Fundação 14 filed before the 5th Federal Court of Rio de Janeiro a motion to abandon this lawsuit. To the best of our knowledge, this STJ decision is being challenged by Banco Opportunity S.A.

     On July 27, 2005, at an Extraordinary General Shareholders’ Meeting, members of our Board of Directors who were linked to our company’s former manager were dismissed from the Board. At a Board meeting held on August 25, 2005, a new Senior Management was elected, with the Technical Director remaining in place.

     At an Extraordinary General Shareholders’ Meeting held on September 30, 2005, the members of Brasil Telecom S.A.’s Board of Directors were also dismissed, with new members being elected in their place. On the same date, at a meeting of the Board of Directors, it was decided to dismiss the Chairman then presiding, and to elect new members to the Senior Management, with the Network Officer being re-elected. These decisions were ratified by Brasil Telecom S.A.’s Board of Directors at a meeting held on October 5, 2005.

     The process of replacing our directors and officers and the directors and officers of Brasil Telecom S.A. was litigious, as evidenced by the several material facts released by the companies during 2005 and the various lawsuits filed by our former manager seeking to resume management of the companies, which are still ongoing.

Actions in Respect of Litigation Trust

     In September 2003, the prior management team established an Irrevocable Trust Agreement and Declaration, for the benefit of Brasil Telecom, and transferred to the Trust our rights described in some of the lawsuits mentioned herein and in others which may yet be filed regarding the same general matters. By means of the execution of the Trust, Mr. Roberto Mangabeira Unger (the Trustee), was given the authority to lead the conduct of such proceedings, in court or out of court, in the manner that best suits our interests, as the sole beneficiary of the Trust.

     There is an administrative proceeding before the CVM that deals with the creation of the Trust by us in which there is a request to determine whether the creation of the Trust was an act of abusive control. We and Brasil Telecom S.A. have been providing all information requested in this proceeding. In September 2004, the Superintendência de Relações com Empresas – SEP (one of CVM’s divisions) decided in favor of us and Brasil Telecom S.A., recognizing the effectiveness of the Trust in Brazil. To the best of our knowledge, this decision, however, is pending an appeal presented by the complainants before CVM’s board of directors.

     On July 12, 2006, we commenced litigation in the Probate Court of the Commonwealth of Massachusetts, U.S.A. (In re Brasil Telecom S.A. Irrevocable Trust, No. 06P3268T1), asking the court to appoint Professor Claudio M. Considera in place of Roberto M. Unger as trustee of the Brasil Telecom S.A. Irrevocable Trust. The trust contains certain causes of action held by our company in the courts of Brazil but is governed by Massachusetts law. CVC/Opportunity Equity Partners Administradora de Recursos Ltda. opposes our request, as it is currently empowered under the trust to appoint the successor trustee to Roberto M. Unger.

     In the Spring of 2007, we commenced a second action in the Probate Court of the Commonwealth of Massachusetts, U.S.A. (Brasil Telecom S.A. v. Opportunity Equity Partners Administradora de Recursos Ltda. and Roberto Mangabeira Unger, No. 07E0035). This action, which has been consolidated with the action described in the preceding paragraph, seeks a declaration of our authority to unilaterally amend the trust to eliminate Opportunity's right to appoint the successor trustee, or in the alternative, a reformation of the trust to that effect. Mr. Unger filed certain counterclaims against us and we have filed a motion for leave to amend complaint to assert certain claims against Mr. Unger. The cases are currently in the discovery stage and resolution is expected in 2008.

Consumer Litigation related to the legality of our Basic Monthly Subscription Fees

     We are a defendant in a considerable number of lawsuits, both individual and collective, which contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. These lawsuits have been stayed by a preliminary decision in the conflict of jurisdiction proceeding brought by Anatel before the SCJ, in which we submitted a brief. As a result, all preliminary and final decisions in the basic monthly subscription fee lawsuits were suspended. The lawsuits are no longer submitted to a brief due to the conflict of jurisdiction litigation. The conflict of jurisdiction disputes has already been resolved and the lawsuits resumed their regular course. There are 85,000 lawsuits contemplating the monthly subscription fees issue. Of these lawsuits, only 8,400 have had trial court judgments favorable to the temporary dismissal of the fees for fixed-

line services access. The Supreme Court has already ruled on the grounds of the action, ruling in our favor with respect to the legality of charging a monthy subscription fee.

Dividend Policy

     Pursuant to our by-laws, we are required to distribute a Mandatory Dividend. The Preferred Dividend has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of our Common Shares in an amount equal to the Preferred Dividend, and subsequently distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporate Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its board of directors and fiscal council report at the annual shareholders’ meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders’ meeting. In this case, (i) the board of directors must forward to the CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. Our Preferred Shares are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See “—Priority and Amount of Preferred Dividends.”

     Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For purposes of the Brazilian Corporate Law, accumulated profits are defined as net income after income and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders’ shares, income bonds, employees’ and management’s participation in a company’s profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved at a shareholders’ meeting.

     At each annual shareholders’ meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporate Law, we are required to maintain a Statutory Reserve to which we must allocate 5.0% of net profits for each fiscal year until the amount of such reserve equals 20.0% of our paid-up share capital. This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

     The Brazilian Corporate Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders’ meeting. First, a percentage of net profits may be allocated to the Contingency Reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the Statutory Reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the Unrealized Revenue Reserve. Such allocations may not hinder the payment of minimum dividends on our Preferred Shares.

Priority and Amount of Preferred Dividends

     Our by-laws provide for a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by the total number of shares or (ii) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares. As a result of such provision, holders of Preferred Shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

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

Payment of Dividends

     We are required by Brazilian law (Law 6,404, article 132) and our by-laws to hold an annual shareholders’ meeting within four months after the end of each fiscal year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of our executive officers and our board of directors. The payment of annual dividends is based on our financial statements prepared for each fiscal year ended December 31 in accordance with Brazilian Corporate Law. Under Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend distribution is declared to shareholders of record, unless a shareholders’ meeting resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend distribution was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which hawse have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders of newly issued shares on a pro rata basis according to the date when the subscription price for such newly issued shares was paid to us.

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

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     Our Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our Preferred Shares on BOVESPA and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading

	High	Low	Volume

			(millions of shares)
Year-end 2003	23.85	15.40	587.5
Year-end 2004	26.30	16.06	585.5
Year-end 2005	20.14	13.68	513.3
Year-end 2006	20.14	11.56	503.7
Year-end 2007*	28.61	16.50	696.4
_________________________
Source: Bloomberg
* Nominal reais per Preferred Share

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on BOVESPA and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily Trading

	High	Low	Volume

			(millions of shares)
First quarter 2005	17.49	14.36	626.5
Second quarter 2005	16.79	13.68	527.3
Third quarter 2005	18.23	15.16	486.2
Fourth quarter 2005	20.14	16.31	468.4
First quarter 2006	17.60	15.30	482.2
Second quarter 2006	15.79	12.16	502.3
Third quarter 2006	13.31	11.56	453.2
Fourth quarter 2006	18.17	12.65	575.7
First quarter 2007	19.31	16.30	621.4
Second quarter 2007*	24.60	18.76	713.5
Third quarter 2007*	28.56	21.82	674.9
Fourth quarter 2007*	28.61	23.57	778.9
_________________________
Source: Bloomberg
* Nominal reais per Preferred Share

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on BOVESPA and the approximate average daily trading volume for the monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of
			shares)
September 2007	28.56	25.86	546.1
October 2007	28.61	25.70	704.5
November 2007	26.28	23.57	942.1
December 2007	26.49	23.90	697.5
January 2008	28.68	20.70	1,212.1
February 2008	25.52	23.53	849.9
_________________________
Source: Bloomberg

     Our ADSs, each representing 5 Preferred Shares, commenced trading on the NYSE on November 16, 1998. The following table sets forth the reported high and low closing sale prices for our ADSs on the NYSE and the approximate average daily trading volume for the periods indicated.

	Nominal dollars per ADS		Average Daily Trading

	High	Low	Volume

			(number of shares)
Year-end 2003	41.05	22.67	176,564
Year-end 2004	45.53	25.70	215,831
Year-end 2005	45.18	30.69	241,727
Year-end 2006	44.02	27.62	231,559
Year-end 2007	79.60	38.83	230.524
_________________________
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the NYSE and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal dollars per ADS		Average Daily Trading

	High	Low	Volume

			(number of shares)
First quarter 2005	32.95	27.12	339,764
Second quarter 2005	35.13	27.11	235,453
Third quarter 2005	40.80	31.33	221,919
Fourth quarter 2005	44.40	36.69	248,873
First quarter 2006	41.05	34.58	293,682
Second quarter 2006	39.81	28.11	248,297
Third quarter 2006	31.15	26.19	179,768
Fourth quarter 2006	42.19	29.50	233,363
First quarter 2007	47.05	37.90	211,484
Second quarter 2007	63.05	46.23	261,871
Third quarter 2007	76.46	52.50	260,689
Fourth quarter 2007	79.60	64.36	188,120
_________________________
Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the NYSE and the approximate average daily trading volume for the monthly periods indicated.

	Nominal dollars per ADS		Average Daily Trading

	High	Low	Volume

			(number of shares)
September 2007	76.46	67.38	187,179
October 2007	79.60	70.65	172,626
November 2007	75.73	64.36	199,486
December 2007	76.22	65.59	194,005
January 2008	84.05	59.86	507,567
February 2008	73.00	67.71	301,415
_________________________
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

     Under Resolution 2,689, foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market, must meet the following requirements:

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

     In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Brazilian Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Markets

     Our Common Shares and our Preferred Shares are traded on BOVESPA under the symbols “BRTP3” and “BRTP4,” respectively. At December 31, 2007, we had approximately1,142,679 shareholders.

     Our Preferred Shares are also listed on the NYSE in the form of ADSs under the symbol “BTP,” with each ADS representing 5 Preferred Shares, issued by the Depositary pursuant to the deposit agreement, dated November 16, 1998, among us, the Depositary and the registered holders and beneficial owners from time to time of ADSs. Preferred Shares represented by ADSs are held in custody in Brazil by ABN AMRO Real S.A., as custodian for our Preferred Shares represented by the ADSs.

Trading on BOVESPA

     BOVESPA is a non-profit entity owned by its member brokerage firms. Trading on BOVESPA is limited to member brokerage firms and a limited number of authorized non-members. The stocks are traded on an electronic trading system allowing purchase or selling orders to be registered via computer terminals. The matching of offers and closing of business is automatically carried out by BOVESPA’s computer. In 1999, BOVESPA began operating an “after-market” which allows for limited after-hours trading to take place. There are no specialists or market makers for our shares on BOVESPA. Trading in securities listed on BOVESPA may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares or delivery of shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The clearinghouse for BOVESPA is Companhia Brasileira de Liquidação e Custódia S.A.

     In order to better control volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10.0% in relation to the index registered in the previous trading session.

     At December 31, 2007, the aggregate market capitalization of all of the companies listed on BOVESPA was approximately R$2,478 billion. Although all the outstanding shares of an exchange-listed company may trade on the BOVESPA, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2007 the daily trading volume on BOVESPA averaged approximately R$4,895 million. In 2007, the ten most actively traded issues represented approximately 50.4% of the total trading in the cash market (standard lot) on BOVESPA.

     Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation, which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank, according to Resolution 2,689. See “—Offer and Listing Details.”

The Special Corporate Governance Levels of BOVESPA

     On December 11, 2000, BOVESPA launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the “Novo Mercado” of BOVESPA.

     Such new listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by more stringent corporate governance practices and disclosure requirements than those currently requested by the Brazilian legislation.

     The inclusion of a company in any of the new segments implies the compliance of such company with a series of corporate governance rules known generally as “good corporate governance practices.” These rules, which are consolidated in the listing regulations of the exchange, are meant to enhance the quality of information provided by Brazilian corporations and increase shareholder’s rights, depending on the considered level.

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

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law 6,385 as amended and the Brazilian Corporate Law.

     Under the Brazilian Corporate Law, a company is either publicly held, a companhia aberta, as we are, (whose shares are publicly traded on the BOVESPA) or privately held, a companhia fechada. All publicly held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly held company, its securities may be traded on BOVESPA.

     Trading in securities on BOVESPA may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, among other reasons, based on or due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     Brazilian securities Law 6,385, that governs the Brazilian securities market, provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The summary of the material provisions concerning our Preferred Shares and Common Shares, our by-laws, and Brazilian Corporate Law contained in “Item 10. Additional Information—Memorandum and Articles of Association” under Amendment 1 to our registration statement on Form 20-F (File 1-15256), filed with the SEC on October 31, 2001, as amended is incorporated herein by reference. Such description contained in the registration statement is qualified to the extent applicable by this section, as well as by reference to our by-laws, which have been filed (together with an English translation) as an exhibit to this annual report, and to Brazilian Corporate Law. A copy of our by-laws (together with an English translation) is available for inspection at the principal office of the Depositary.

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

     The initial term of our respective concessions, which were originally granted free of charge, ended on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession provided that we meet certain conditions set forth in each such concession. We have requested and have been granted a twenty year extension of our concessions to provide fixed-line local switched telecommunications calls originating in the geographic areas listed above. On June 20, 2003, Anatel approved a new PGMQ and the concession contract model under which all fixed-line telecommunications carriers began operating on January 1, 2006. On June 28, 2003, Decree 4769 was entered approving the PGMU. See “Obligations of Telecommunications Companies—New Telecommunications Regulations.” Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     On January 20, 2004 we were granted an open-ended authorization to provide fixed-line local telecommunications services in Regions I and III.

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

Our Authorizations for Mobile Telecommunications Services (PCS)

     On December 18, 2002 we were granted three authorizations to render mobile services: (i) one authorization for the states of Santa Catarina and Paraná; (ii) one authorization for the state of Rio Grande do Sul; and (iii) one authorization for the States of Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantins and Distrito Federal.

BNDES Loan Agreements

     Our subsidiary, Brasil Telecom S.A. has entered into loan agreements with the BNDES, our principal creditor. At December 31, 2007, we had outstanding loans to BNDES in the aggregate principal amount of approximately R$2,206.9 million. The interest payable by us on such real-denominated debt is based either on the TJLP rate plus a spread (varying from 2.3% to 5.5% per annum, depending on the contract) or on the average annual currency basket rate published by BNDES (Cesta de Moeda) plus a spread of 5.5% per annum. The TJLP rate in Brazil as of December 31, 2007 was 6.25% per annum. The currency basket devalued 16.8% against Brazilian real throughout 2007. The proceeds from the BNDES loans have been used to finance the expansion and modernization of our network since June 1998, in order to meet the telecommunications service requirements established under our concession agreements.

     On August 13, 2004, Brasil Telecom S.A. entered into a loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our company. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas plus 5.5% per annum for 20% of the amount. The loan has two different maturity dates: (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds have been used to finance our investment in wireline network plant and in operational improvements to meet the targets established in the PGMU and in the PGMQ, during the period of July 2003 to December 2006. On August 26, 2004, we received from BNDES the first tranche of this facility, in the amount of R$400.0 million, of which R$320.0 million bears interest at TJLP plus 5.5% per annum and R$80.0 million bears interest at Cesta de Moedas plus 5.5% per annum. On October 26, 2004, we received a second tranche from BNDES, in the amount of R$342.5 million, of which R$282.7 million bears interest at TJLP plus 5.5% per annum and R$59.7 million bears interest at Cesta de Moedas plus 5.5% per annum. On July 15, 2005, we received the third tranche from BNDES in the amount of R$252.0 million, of which R$213.7 million bears interest at TJLP plus 5.5% per annum and R$38.3 million bears interest at Cesta de Moedas plus 5.5% per annum. On November 8, 2005, we received the fourth and last tranche from BNDES in the amount of R$251.8 million, of which R$216.1 million bears interest at TJLP plus 5.5% per annum and R$35.7 million bears interest at Cesta de Moedas plus 5.5% per annum.

     On November 1, 2006, Brasil Telecom S.A. entered into a new loan agreement with BNDES, in a total amount of R$2,104 billion, guaranteed by our company. BNDES will finance 62% of the total amount directly. The remaining 38% of the loan will be financed indirectly via a pool of financial institutions. The loan bears interest (a) at the variable TJLP rate plus 4.3% per annum for 95.2% of the amount and (b) at the variable TJLP rate plus 2.3% per annum for 4.8% of the amount. The loan matures on May 5, 2014. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the PGMU and in the PGMQ. On November 21, 2006, we received from BNDES the first tranche of the direct portion of this facility, in the amount of R$495.9 million, of which R$465.9 million bears interest at TJLP + 4.3% per annum and R$30.0 million bears interest at TJLP + 2.3% per annum. On November 22, 2006, we received the first tranche of the indirect portion of this facility from the pool of financial institutions, in the amount of R$304.1 million, bearing interest at TJLP + 4.3% per annum. On October 29 and November 27, 2007, we received the second tranche of the direct and indirect portions of this facility, in the amount of R$600.0 million, bearing interest at TJLP + 4.3% per annum. The remaining disbursements of the loan are expected to occur by the end of 2008.

BNDES and other Creditor Debt Instrument Waivers and Amendments

     The agreements that govern our debt, including our credit facilities with BNDES, contain a number of significant covenants, the failure of which to comply could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are required to comply with and maintain certain specified financial ratios. As a general rule, the occurrence of an event of default under an agreement may trigger the acceleration of other agreements representing our indebtedness.

     In 2006, as a result of booking provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million, we breached financial covenants contained in the credit facilities with BNDES. Although we successfully obtained from BNDES a waiver of our potential failure to comply with the financial covenants in the first half of 2006 on February 3, 2006, BNDES, together with the pool of financial institutions, temporarily retained R$192.2 million of our cash investments during 2006, in accordance with the agreements. On December 8, 2006, we entered into contractual amendments with BNDES and the pool of financial institutions, which altered the structure of financial covenants that must be fulfilled by us, at which time the retained funds were released.

Indenture

     On February 17, 2004, Brasil Telecom S.A. issued US$200.0 million aggregate principal amount of 9.375% Notes due 2014 under an indenture dated February 17, 2004, among us, The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent. Pursuant to the indenture, the notes are payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture. The notes bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes is paid semiannually in arrears on February 17 and August 17 of each year, commencing on August 17, 2004, to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest for the first interest period accrued from February 17, 2004. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months.

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

      The indenture contains certain events of default, including the following:

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

JBIC-Guaranteed Loan

     On March 24, 2004, Brasil Telecom S.A. entered into a 21.6 billion Japanese Yen loan facility arranged by SMBC, guaranteed by JBIC and granted by a syndicate of five commercial banks, including SMBC. The loan is unsecured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. We borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million that we used for 2003 capital expenditures. Overdue amounts bear interest at a rate equal to LIBOR Yen plus 1.92% per annum. The interest payments and arrangement fee and agency fee on this loan are subject to withholding in Brazil at a rate of 12.5%, and we are required to gross-up such interest payments. The principal amount of this loan is repayable in Japanese Yen in ten equal installments due on the interest payment dates referred to above. We may prepay all or a portion of this loan on any payment date subject to certain conditions.

     JBIC has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. For this guarantee, JBIC receives a fee in the amount of 1.25% per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time. In order to induce JBIC to guarantee the loan facility, on March 18, 2004 we entered into a Japanese Yen loan facility in an aggregate amount of approximately R$3.0 million with JBIC and the participating financial institutions. The proceeds from such loan were used for the acquisition of Japanese goods.

     The loan agreements impose certain restrictions on us, including limitations on liens (subject to customary exceptions), limitations on assets sales and limitations on mergers and similar transactions. Under the loan agreements we are also subject to financial covenants including an interest coverage ratio, debt coverage ratio and leverage ratio. If we fail to comply with these financial covenants, in addition to the other remedies available to the lenders, we may be required to provide to the lenders and JBIC collateral security for the loan, including a guarantee from a bank or Parent. The loan agreements include customary events of default, subject to certain grace periods and customary exceptions.

     As discussed above, we expected that the R$622 million in provisions we determined to book on our financial statements for the year ended December 31, 2005, would affect our results and, accordingly, jeopardize our compliance with financial covenants set forth in debt agreements, including our loan agreements entered into with JBIC and SMBC. Therefore, prior to booking the provisions, we initiated negotiations with these creditors to adjust the affected financial covenants, in particular the ratio between EBITDA and the financial expenses. On February 17, 2006, we signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with SMBC, dated March 24, 2004. These amendments adjusted the financial covenants in the respective loan agreement relating to EBITDA and adjusted the financial expenses from equal to or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter of 2005 until and including the third quarter of 2006. We complied with all financial covenants contained in each respective loan agreement, as amended, in 2005, 2006 and 2007.

Debentures – “Escritura Pública de Emissão”

     At a meeting of Brasil Telecom S.A.’s Board of Directors on June 5, 2006, the Board unanimously approved the 5th issuance, being the 4th public issuance, of simple, nominative, non-convertible debentures. This was the first issuance made under our first Securities Distribution Program of R$2.0 billion, in a total aggregate amount of R$1.08 billion. The debentures were issued on June 1, 2006, are guaranteed by our company, and have a term of seven years from the issuance date, maturing on June 1, 2013. Interest payable on the debentures was established in the bookbuilding process at 104.0% of the CDI.

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

     Resolution 1,927 of the CMN, which restated and amended Annex V to Resolution 1,289, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We have obtained approval for the ADSs under Annex V to Resolution 1,289, in order to (i) allow the proceeds from the sale by holders of ADSs outside Brazil to be free of Brazilian foreign investment controls, and (ii) allow holders of ADSs who are not resident in a tax haven to be entitled to favorable tax treatment in Brazil.

     A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that the Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil. See “Item 9. Offer and listing—Offer and listing details” and “Item 9. Offer and Listing—Markets—Trading on BOVESPA.”

     In the event that a holder of ADSs exchanges the ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary’s certificate of foreign capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder of Preferred Shares that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

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

     There are arguments to sustain that the acquisition cost of a security registered as a direct investment with the Brazilian Central Bank is calculated on the basis of the foreign currency amount so registered, translated into reais at the Commercial Market rate on the date of such sale or exchange.

     For purposes of taxation of gains earned in a sale or disposition of shares, two situations should be considered:

  gains earned by Non-Resident Holders registered under Resolution No. 2,689, other than Tax-Haven Residents, are not subject to income tax (unless the sale takes place outside a Brazilian stock exchange, in which case the gains are subject to a 15% income tax); and

  gains earned by Non-Resident Holders who invest in Brazil through any means other than under Resolution No. 2,689, or Non-Registered Investors, and Tax-Haven Residents — whether or not they are registered under Resolution No. 2,689.

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

Distributions of Interest on Capital

     Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on profits as well, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

     Payments of interest on capital are decided by our shareholders, at an annual shareholders meeting, on the basis of recommendations of our board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

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

Tax on Financial Transactions

     The IOF is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

     Regarding foreign exchange transactions, in spite of the maximum rate of IOF being 25%, the inflow and outflow of funds are subject to IOF at a rate of 0.38%, except for the following transactions: (i) foreign exchange transactions related to loans with a minimum average term not exceeding 90 days, which are taxed at a rate of 5.38%; (ii) foreign exchange transactions for the acquisition of goods or services outside Brazil with credit cards, which are taxed at a rate of 2.38%; and (iii) inflow and outflow of funds from portfolio investors located outside Brazil, which are not taxed.

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

  transactions carried out by financial institutions and other institutions chartered by the Brazilian Central Bank as principals;

  transactions carried out by mutual funds or investment pools themselves;

  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities;

  redemptions of shares in equity funds; and

  transactions carried out by governmental entities, political parties and worker’s syndicates.

     The IOF tax is levied on insurance transactions at a rate of: (i) zero, in the operations of reinsurance or relating to export credits, the international transport of goods or when the premiums are allocated to the financing of life insurance plans with coverage for survival, among others; (ii) 2.38% of premiums paid in the case of (a) health insurance and (b) life insurance related to personal and labor accidents (this rate will be reduced to zero as of September 1, 2006) and (iii) 7.38% of premiums paid in the case of other types of insurance. Rural insurance is exempt from IOF tax.

      Temporary Contribution on Financial Transactions (CPMF Tax)

     Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38% . Currently, the funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

      As of January 1, 2008, this tax has been repealed by the Brazilian Congress (Senate).

     FUST – Universal Telecommunications Service Fund. The Universal Telecommunications Service Fund, one of two telecommunications taxes based on gross operating revenues, incurring from the provision of telecommunications services, net of certain deductions, was introduced by Law 9,998/00, Oficio Circular 58/04, and Despacho 29/03 (Anatel). FUST was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST’s forms of income is the contribution by both public and private telecommunications providers, of 1.0% of the gross operating revenue from the rendering of telecommunications services net of PIS, COFINS and ICMS.

     In 2003, Anatel rendered a decision in which they determined that FUST should be calculated based on our net revenues, excluding interconnection costs. On December 15, 2005, Anatel reversed its earlier determination, and accordingly, the basis of the FUST calculation is net revenues including amounts paid as interconnection costs. According to CVM’s rules, however, it is not possible for a Brazilian corporation to book tax credits under discussion as “assets” and accordingly, we expensed such amounts in our financial statements for the period ended December 31, 2007.

     FUNTTEL – Fund for the Technological Development of the Telecommunications. Law 10,052/00 established the Fund for the Technological Development of Telecommunications, one of two telecommunications taxes based on gross operating revenues, incurring from the provision of telecommunications services, net of certain deductions. Pursuant to this regulation, the fund was created to foster technological development, encourage human intellectual capital, encourage employment, promote capital access to small and medium sized business, all in order to enlarge the competitiveness of the Brazilian Telecommunications’ Industry. This fund received a contribution of 0.5% of the gross operating income, net of PIS, COFINS and ICMS, earned through the exploration of telecommunications services by both public and private companies. A directive board composed of governmental representatives will manage the fund and determine how the funds will be invested.

     FISTEL – Fund for Control of the Telecommunication. The Fund for Control of the Telecommunication, introduced by Law No. 5,070/66, was created to raise funds to meet the cost of the telecommunication’s control and development of new mechanisms and techniques for the practice of such control. There are two taxes composing FISTEL: (i) Installation Control Tax, which is due when the functioning of stations license is issued and fixed by Anatel; (ii) Functioning Control Tax, which is annually due, corresponding to 50% of the Installation Control Tax.

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

Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration allows the remittance outside Brazil of foreign currency, converted at the Commercial Market rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Brazilian Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. federal income tax law set forth below are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the federal income tax consequences that may be relevant to a decision to own or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, property held for investment) and does not apply to special classes of holders such as dealers or brokers in securities or currencies, holders whose functional currency is not the US dollar, holders of 10% or more of our shares (by vote or by value, and directly or by attribution), tax-exempt organizations, financial institutions, insurance companies, regulated investment companies, holders liable for the alternative minimum tax, holders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a protection transaction or as part of a straddle, conversion or constructive ownership transaction.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under tax laws other than U.S. federal income tax laws, of an investment in the Preferred Shares or ADSs.

     As used in this summary, references to ADSs also refer to Preferred Shares and U.S. holder and non-U.S. holder carry significant meanings. This opinion does not consider the tax treatment of partnerships or persons who hold ADSs through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder are also described below.

Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property that we distribute, to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Certain dividend income may be eligible for a reduced rate of taxation. Dividend income is taxed at the applicable long-

term capital gains rate if the dividend is received by a non-corporate U.S. holder from a “qualified foreign corporation” and certain conditions are met. A U.S. holder will be eligible for this reduced rate only if certain conditions are met. A foreign corporation will be a qualified foreign corporation with respect to any dividend paid on stock that is readily tradable on an established U.S. securities market. Our ADSs are listed on the NYSE and, therefore, the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are listed. However, no assurances can be given that the ADSs will remain readily tradable. Moreover, a foreign corporation will not be treated as a qualified foreign corporation if it is a Passive Foreign Investment Company (see discussion below) for the year in which the dividend was paid or the preceding year.

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

     To the extent that such distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder’s tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any dividend distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be includible in the income of a U.S. holder in a US dollar amount calculated by reference to the exchange rate on the day the distribution is received. If the U.S. holder (or the custodian of its shares) does not convert such reais into US dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would generally be U.S. source ordinary loss or gain, when the reais are converted into US dollars. Dividends that we have paid will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the U.S. and under the foreign tax credit rules, for dividends paid before January 1, 2007, will, with certain exceptions, generally be “passive” income. Dividends paid in taxable years beginning after December 31, 2006 are, depending on your circumstances, “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit. Subject to certain significant and complex limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Such Brazilian withholding tax may be taken as a deduction at the U.S. holder’s election, only if the U.S. holder does not claim a credit for any Brazilian or other foreign taxes paid or accrued in that year. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains

     Subject to the description of the Passive Foreign Investment Company rules discussed below, upon the sale, exchange or other disposition of an ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ADSs, which is usually the cost of these shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ADSs held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate U.S. holders. In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ADSs is generally allocated to U.S. source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ADSs is subject to limitations for both corporate and individual U.S. holders.

     A U.S. holder that uses the cash method of accounting calculates the US dollar value of the proceeds received from a sale of ADSs as of the date that the sale settles, and will generally have no additional foreign currency gain or loss on the sale, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss, unless the U.S. holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating this foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of the ADSs and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be U.S. source ordinary income or loss.

     Except as described in “U.S. Backup Withholding and Information Reporting” section below, a non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on the proceeds from the disposition of, ADSs, unless:

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

Passive Foreign Investment Company

     Special tax rules apply to the timing and character of income received by a U.S. holder of a PFIC. We would constitute a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. We believe that we are not a PFIC for U.S. federal income tax purposes in the current taxable year and do not expect to become a PFIC in future taxable years. However, because the determination of whether the ADSs constitute shares of a PFIC will be based upon the composition of our income and assets on an annual basis, there is no assurance that we will not be considered a PFIC for any subsequent year. If the ADSs are shares of a PFIC for any subsequent tax year, a U.S. holder of the ADSs could be subject to adverse U.S. federal income tax consequences with respect to any gain realized on the sale or other disposition of the ADSs and certain distributions received with respect to the ADSs. While these U.S. tax consequences could be minimized and/or eliminated if the U.S. holder made a “qualified electing fund” election in connection with our shares, we do not intend to provide information necessary for the “qualified electing fund” election to be made by U.S. holders in the case that we are deemed a PFIC. Holders and prospective purchasers of the ADSs should consult their own tax advisers regarding the PFIC rules and their effect on holding or purchasing the shares.

U.S. Backup Withholding and Information Reporting

     Distributions made in respect of the ADSs, and proceeds from the sale or other disposition of the ADSs, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements. Backup withholding will apply to any payments made to a U.S. holder if such U.S. holder fails to provide an accurate taxpayer identification number (social security number, individual taxpayer identification number or employer identification number) or certification of exempt status or is such U.S. holder is notified by the IRS that the holder is subject to backup withholding tax as a result of the failure to report all dividends or interest required to be shown on its U.S. federal income tax return. In addition, certain penalties may be imposed by the IRS on a U.S. holder that is required to supply such information but that does not do so.

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

      Any amount withheld under the backup withholding rulings will be allowed as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner. Each holder should consult its own tax advisor concerning the effect of the New Regulations on its ownership and disposition of the ADSs.

Documents on Display

     Statements contained in this annual report regarding the contents of any contract or other document are complete in all material respects, however, where the contract or other document is an exhibit to this annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

     This annual report may be reviewed without charge at the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. For further information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided for the information of investors and is not an active link.

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

Exchange Rate Risk

     We face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in dollars. In 2007, approximately 41.0% of our total capital expenditures have been dollar-denominated. Our cost of financing, however, is not materially exposed to exchange rate risk. At December 31, 2007, 16.7% or R$731.6 million, of our indebtedness was exposed to exchange rate risk. At December 31, 2007, we protected approximately 80.6% of our indebtedness affected by exchange rate variation, against significant variations in exchange rates (dollars, Japanese Yen and Cesta de Moedas) by using foreign currency swaps, foreign exchange options and foreign currency investments. The aggregate notional principal amount of our swap contracts is approximately US$226.0 million, of which approximately US$67.6 million matures within one year and approximately US$127.9 million matures in one to three years. At December 31, 2007, the fair value of the swap contracts amounted to approximately R$397.8 million. The aggregate notional principal amount of the forward exchange options is approximately US$144.0 million, the totality of which matures in 2009.

     In 2007, losses on foreign currency and monetary restatement amounted to approximately R$82.8 million, due to the appreciation of the real against the dollar. At December 31, 2007, a hypothetical unfavorable 10.0% change in foreign currency exchange rates would result in an increase of approximately R$49.3 million in our total debt obligations considering the net impact between the increase in our debt obligations and the decrease in our swap position.

Interest Rate Risk

     At December 31, 2007, we had approximately R$3,985.3 million in loans and financing outstanding, before swap adjustments, of which R$3,563.1 million bore interest at floating rates and R$422.2 million bore interest at fixed rates. We invest our excess liquidity (approximately R$3,839.9 million in 2007) mainly in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other financial instruments linked to the CDI rate. The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates in 2007 would be approximately R$45.8 million to our financial liabilities, considering both the impact in our debt obligations and swap position, and R$38.4 million to our financial assets. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk before swap adjustments in our total debt portfolio as of December 31, 2007:

	Total Debt Portfolio

	R$ million	%

Floating rate debt:
Real denominated	3,295.9	82.7
Foreign currency denominated	267.3	6.7
Fixed rate debt:
Real denominated	52.5	1.3
Foreign currency denominated	369.7	9.3

Total (before swap adjustments)	3,985.3	100.0

Swap adjustments
Swap adjustments	398.1
Total	4,383.4

     As of December 31, 2007, approximately 27.3% of our total debt portfolio before swap adjustments was tied to the CDI rate. As of December 31, 2007, the CDI rate accumulated for the year was 11.82% per annum.

Hedging Policy

     We constantly evaluate and consider alternatives with respect to protection against foreign exchange risk and interest rate risk in connection with our indebtedness and have currently entered into foreign exchange risk offsetting structures with respect to payments of our foreign currency debt.

PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     We were required to pay a non-cumulative Preferred Dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporate Law. Law 10,303, dated October 31, 2001, which amended the Brazilian Corporate Law requirement that we pay a non-cumulative Preferred Dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders’ equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greatest of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders’ equity divided by the total number of our shares.

ITEM 15. CONTROLS AND PROCEDURES

a) Evaluation of Disclosure Controls and Procedures

     Our management, under the direction of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2007.

b) Management’s Report on Internal Control over Financial Reporting

     The management of Brasil Telecom Participações S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

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

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment, management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

     The Company's independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, have audited the Company’s internal control over financial reporting, and the report of our auditors is included in Part II, Item 15 (c).

/s/ Ricardo Knoepfelmacher	/s/ Paulo Narcélio Simões Amaral

Ricardo Knoepfelmacher	Paulo Narcélio Simões Amaral
Chief Executive Officer	Chief Financial Officer
March 10, 2008	March 10, 2008

(c) Attestation Report of Independent Registered Public Accounting Firm

      Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Brasil Telecom Participações S.A.

We have audited the internal control over financial reporting of Brasil Telecom Participações S.A. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 10, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding differences between accounting practices adopted in Brazil and accounting principles generally accepted in the United States of America, and the presentation of the consolidated statements of cash flows.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

March 10, 2008
São Paulo, Brazil.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On August 30, 2005 following the Sarbanes Oxley Act exemption we announced that our Fiscal Council would be given expanded powers, authority and responsibilities and would function as an Audit Committee in compliance with Rule 303A.06 of the NYSE Rules. All members of the Fiscal Council have the required skills to be the audit committee financial expert as such term is defined for the purposes of this Item 16A.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2006 and 2007 appearing in this annual report on Form 20-F.

     KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2005 appearing in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes to us in 2005, and Deloitte Touche Tohmatsu Auditores Independentes in 2006 and 2007, in thousands of reais.

	2005	2006	2007

Audit Fees	2,808	1,886	1,852
Audit-related Fees	190	998	-
Tax Fees	-	167	-
All Other Fees	-	-	24

Total	2,998	3,051	1,876

     Audit fees in the above table for fiscal years 2006 and 2007 are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the integrated audit of our annual financial statements and review of our quarterly financial information.

     Audit fees are fees agreed upon with KPMG Auditores Independentes for the fiscal year 2005 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

     Audit-related fees in the above table for fiscal year 2006 are fees billed by Deloitte Touche Tohmatsu Auditores Independents in connection with internal controls related services, services relating to the issuance of debentures and due diligence services.

     Audit-related fees in 2005 consist of fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, issuance of comfort letters, internal control reviews, and review of security controls and operational effectiveness of systems

     Tax fees in the above table for fiscal year 2006 include fees billed by Deloitte Touche Tohmatsu Auditores independentes related to tax advice relating to a corporate restructuring.

     Other fees in 2007 include seminars and training regarding recent changes in fair value accounting pronouncements and its comparison to International Financial Reporting Standards.

Audit committee pre-approval policies and procedures

     Our board of directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us, or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes, our principal auditor. Pursuant to the board’s pre-approval process, each year, auditors prepare a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our independent auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services. In 2007, all of the services described under Audit-Related Fees, Tax Fees or Others Fees were approved by the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During 2007 and as of February 28, 2008, there were no shares purchased. The Company does not currently have in effect a purchase plan or program.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-101 of our Financial Statements.

ITEM 19. EXHIBITS

     The following is a list of all exhibits filed as a part of this annual report on Form 20-F:

Exhibit
Number	Exhibit
1.1	Amended and Restated Charter of the Registrant.(1)
1.2	Amended and Restated Charter of the Registrant (English translation).(1)
2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by ADRs issued thereunder.(2)
2.2
Indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo- Mitsubishi Ltd., as principal paying agent.(3)

3.1	Amendment to the Amended and Restated Shareholders’ Agreement. (4)
3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005(6)
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)(5)
4.1.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service. (2)(5)
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).(2)(5)
4.2.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation). (2)(5)
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)(5)
4.3.1	2005 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (2)(5)
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(5)
4.4.1	205 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (English Translation)(2)(5)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.(3)
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.(3)
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.(3)
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.(3)
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.(3)
4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005 canceled on May 2, 2006(6)
4.11	English summary of facility agreements with BNDES (7)

8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business. (7)

Exhibit
Number	Exhibit
12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)
12.2	Certification of Paulo Narcélio Simões Amaral, Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)
13.	Certification pursuant to of the Sarbanes-Oxley Act of 2002. (7)
__________________________________
(1)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company’s Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on June 23, 2004.
(4)	Filed with the Company’s Report on Form 6-K, filed on October 9, 2002.
(5)
Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession Agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession Agreement.

(6)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on June 15, 2004.
(7)	Filed herewith.

GLOSSARY

     The following explanations are intended to assist the general reader to understand certain terms as used in this annual report.

     ADSL means Asymmetric Digital Subscriber Line, a technology that allows conventional telephone services, as well as the delivery of high-speed data transmission, to virtual private networks or to public Internet networks over existing copper lines.

     Adjusted Net Income: As determined in accordance with Brazilian accounting principles and our by-laws and as adjusted in accordance with Brazilian Corporate Law, our adjusted net income includes any realization of net income reserve, and is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

     ADRs means our American Depositary Receipts, which evidence ownership in our ADSs.

     ADSs and American Depositary Shares means our American Depositary Shares, each representing 3 Preferred Shares.

     Anatel means Agência Nacional de Telecomunicações, the regulatory agency for telecommunications that acts under the Regulamento da Agência Nacional de Telecomunicações, or Anatel decree.

     ANDEC means the Associação Nacional de Defesa dos Consumidores de Cartão de Crédito.

     ATM means Asynchronous Transfer Mode, a broadband switching technology that permits the use of one network for different kinds of information, such as voice, data and video.

     Band B Service Provider means a cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

     Band D Service Provider means a cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band D.”

     Band E Service Provider means a cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band E.”

     Base station means a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     BNDES means the Banco Nacional de Desenvolvimento Econômico e Socia, or National Bank for Social and Economic Development.

     BOVESPA means the Bolsa de Valores de São Paulo, or São Paulo Stock Exchange.

     Brasil Cartão Plan means the Basic Plan and Reference Plan.

     Brasilco, means Brasilco S.r.I., a trust managed by Credit Suisse Securities (Europe) Limited, as trustee for the benefit of TII.

     Brazilian GAAP means generally accepted accounting principles in Brazil.

     Brazilian National Consumer Price Index means the ¥ndice Nacional de Preços ao Consumidor published by the Instituto Brasileiro de Geografia e Estatística or IBGE.

     Broadband services are services characterized by a transmission speed of 2 Mbit/second or more. According to international standards, these services are divided into two categories: (i) Interactive Services, including video-telephone/video-conferencing (both point-to-point and multipoint), video-monitoring, interconnection of local networks, file transfer, high-speed fax, e-mail for moving images or mixed documents, broadband videotext, video on demand, retrieval of sound programs or fixed and moving images, and (ii) Broadcast Services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     BrT Celular means 14 Brasil Telecom Celular S.A., our wholly-owned subsidiary.

     BrTSi means BrT Serviços de Internet S.A., our wholly-owned subsidiary.

     BrTurbo is our branded Internet service provider.

     CADE means the Administrative Council for Economic Defense.

     CDI means the Interbank Deposit Certificate.

     Cell means the geographic area covered by a single base station in a cellular telecommunications system.

     Cellular service (or mobile service) means a mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Cesta de Moedas means a currency basket rate published by BNDES, representing the appreciation of the dollar versus the Brazilian real.

     CLT means Consolidação das Leis do Trabalho, or Brazilian Labor Law.

     CMN means the National Monetary Council of Brazil.

     Code means the Internal Revenue Code of 1986.

     COFINS means the Contribuição para Financiamento da Seguridade Social, one of two social contribution taxes based on gross revenues.

     Commercial Market means the commercial rate exchange market in Brazil, one of two principal foreign exchange markets in Brazil prior to March 2005.

     Common Shares means common shares of Brazil Telecom S.A.

     Contingency Reserve means the contingency reserve for a company for anticipated losses deemed probable in future years.

     CPMF tax means a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions.

     CRT means Companhia Riograndense de Telecomunicações.

     CTMR means Companhia Telefônica Melhoramento e Resistência.

     CTP means the Community Telephone Program.

     CVC International Brazil means Citigroup Venture Capital International Brazil, LP.

     CVC LP means Citigroup Venture Capital International Brazil, LP.

     CVC Ltd. means CVC/Opportunity Equity Partners, Ltd.

     CVM means Comissão de Valores Mobiliários, the Brazilian securities and exchange commission.

     Dedicated IP means a service for Internet hosting that does not use the virtual shared hosting system. The virtual shared hosting system is a system in which an IP number is assigned to multiple dominion names. Dedicated IP hosting accounts allow users to have their own log files, true CGI-bins, telnet accounts, and many other unique configuration files. The service provides a foundation for other IP applications, such as e-mail, web hosting, eCommerce, and home banking and enables business productivity through the use of web access, file transfer, multimedia presentation, video-conferencing, collaborative applications and new readers.

     Depositary means Citibank, N.A., a national association organized under U.S. law.

     DialNet means a service that offers remote access through a switched telephone network to Internet providers or corporations.

     Digital means a mode of representing a physical variable, such as speech, using digits 0 and 1. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital Subscriber Line Access multiplexer: a network device, usually at a telephone company central office, that receives signals from multiple customer DSL connections and puts the signals on a high-speed backbone line using multiplexing techniques. Depending on the product, Digital Subscriber Line Access multiplexers connect DSL lines with some combination of ATM, frame relay, or Internet Protocol networks. Digital Subscriber Line Access multiplexers enable a phone company to offer business or homes users the fastest phone line technology (DSL) with the fastest backbone network technology (ATM).

     DLD means long distance modalities.

     DSL means a Digital Subscriber Line.

     Embratel means Empresa Brasileira de Telecomunicações S.A., a long-distance and domestic telephone service provider.

     Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

     Fiber-optics means a transmission medium which permits extremely high capacities of data transmission. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Floating Market means the floating rate exchange market, one of two principal foreign exchange markets in Brazil prior to March 2005.

     Frame Relay means a data transmission service using protocols based on direct use of transmission lines.

     Full bill means a tariff is paid for all outgoing local traffic.

     Funcef means Fundação dos Economiários Federais.

     Fundação 14 means Fundação 14 de Previdência Privada, an entity created by us and the successor to Fundação Sistel de Seguridade Social.

     FUNTTEL means the Fund for Technical Development of Brazilian Telecommunications, one of two telecommunications taxes based on gross operating revenues from the provision of telecommunications services, net of certain deductions.

     FUST means the Universal Telecommunications Service Fund, one of two telecommunications taxes based on gross operating revenues from the provision of telecommunications services, net of certain deductions.

     GDP means the Gross Domestic Product of Brazil.

     General Telecommunications Law means, the Lei Geral de Telecomunicações, the general telecommunications law in Brazil.

     GVT means, Global Vilage Telecom.

     IBRACON means the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, or the Brazilian Institute of Independent Auditors.

     ICMS means Imposto sobre Circulação de Mercadorias e Serviços, a state-level value-added tax that is the principal tax imposed on telecommunications services in Brazil.

     IGP-DI Index means the General Price Index – Internal Availability for Brazil.

     INPI means the National Institute of Industrial Property, the Brazilian Trademark and Patent Office.

     INSS: Social Welfare Contribution.

     Intelig means Intelig Telecomunicações Ltda.

     Internet means a collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP communications protocol.

     Investidores Institucionais FIA means Investidores Institucionais Fundo de Investimentos em Ações.

     IOF means Imposto Sobre Operações Financeiras, the Brazilian tax on foreign exchange, securities, credit and insurance transactions.

     IP means Internet Protocol, the language of the Internet; a set of rules that specify how information is divided into jackets and addressed for delivery between computer systems.

     IPTV means Internet Protocol Television.

     IP WAN means a service that allows for the interconnection of corporate networks located in several distant locations for applications that do not need band guarantee. This service also provides for the formation of data communications networks without protocol conversion.

     IPCA means Braxil’s Extensive Consumer Price Index.

     IRS mean the U.S. Internal Revenue Service.

     IST means the Telecommunications Industry Index established by Anatel.

     IT means Information Technology, the equipment, processes, procedures and systems used to provide and support information systems (computerized and manual) within an organization and those reaching out to customers and suppliers.

     JBIC means the Japan Bank of International Cooperation.

     Light IP means a service for Internet hosting that uses the virtual shared hosting system. The virtual shared hosting system is a system in which an IP number is assigned to multiple dominion names.

     Log files means the files that track access activity for a host resource. For instance, a log file might contain information relative to those who access a web site.

     Mandatory Dividend means a dividend, to the extent amounts are available for distribution, in an aggregate amount equal to at least 25% of Adjusted Net Income at the end of each fiscal year on December 31.

     Network means an interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber-optic or metallic cable or point-to-point radio connections.

     Network usage charge means an amount per minute charged by network operators for the use of their network by other network operators. Also known as an “interconnection charge” or “access charge.”

     Non-Brazilian holder means a holder not deemed to be domiciled in Brazil for Brazilian tax purposes.

     Non-U.S. holder means a beneficial owner of ADSs that is not a U.S. holder.

     NYSE means the New York Stock Exchange.

     OPIC means the Overseas Private Investment Corporation.

     Opportunity Ltd. means Opportunity Equity Partners, Ltd.

     Optical fiber means a transmission medium which permits extremely high capacities of data transmission. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     PCS means Personal Communications System.

     Penetration means the measurement of the take-up of services. Penetration is calculated by dividing the number of subscribers at any given time by the population to whom the service is available and multiplying the quotient by 100.

     Petros means Fundação Petrobrás de Seguridade Social.

     PFIC means a Passive Foreign Investment Company, as defined by the Code.

     PGMQ means the Plano Geral de Metas de Qualidade, or new General Plan for Quality Targets established by Anatel.

     PGMU means the Plano Geral de Metas de Universalização, or new General Plan for Universalization Targets established by Anatel.

     PIS means Programa de Integração Social, one of two social contribution taxes based on gross revenues.

     Preferred Dividend means the annual dividend distributed to holders of our Preferred Shares. It has priority in the allocation of Adjusted Net Income.

     Preferred Shares means preferred shares of Brazil Telecom S.A.

     Previ means Caixa de Previdência dos Funcionários do Banco do Brasil Telesom.

     Private leased circuits means voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN means Public Switched Telephone Network, the concentration of the world’s public circuit-switched telephone networks. Originally a network of fixed-line analog telephone systems, the PSTN is now almost entirely digital, and now includes mobile as well as fixed telephones—delivering basic telephone service and, in certain circumstances, more advanced services.

     Real Plan means the the currency plan, adopted on July 1, 1994 by the Brazilian Central Bank, that introduced the real as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to US$1.00.

     Regional Labor Court means the Tribunal Regional do Trabalho.

     Registered Capital means the amount eligible for registration with the Brazilian Central Bank from a non-Brazilian holder who qualifies under Resolution 2,689, who is investing in Preferred Shares and who obtains registration with the CVM or by the Depositary representing an ADS holder.

     Resolution 2,689 means the regulations issued by the CMN, on January 26, 2000.

     Satellite services refers to services used for links with countries that cannot be reached by cable, or as an alternative to cable, and to form closed user networks.

     SDH means Synchronous Digital Hierarchy, a hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     SEC means the U.S. Securities and Exchange Commission.

     Securities Act means the U.S. Securities Act of 1933, as amended.

     SLDD means a digital dedicated line service with speed options varying between 1.2 kilobytes per second and 2 megabytes per second, that allows data transfer with practically null delay and transparency to protocols. SLDD makes it possible to form point to point or multi-point networks by means of dedicated circuits.

     SMBC means Sumitomo Mitsui Banking Corporation.

     Solpart means Solpart Participações S.A.

     Statutory Reserve means a reserve to which Brazilian Corporate law requires allocating 5% of net profits per fiscal year until the reserve equals 20% of the paid-up share capital.

     STJ means the Superior Tribunal de Justiça, the highest Brazilian court for non-constitutional matters.

     Superior Labor Court means the Tribunal Superior do Trabalho.

     Supreme Court means the Supremo Tribunal Federal, the supreme federal court in Brazil.

     Switch is used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes. A Switch is also known as an “exchange.”

     TBS means TBS Participações S.A, a company controlled by Telefônica.

     Techold means Techold Participações S.A.

     Teleacre means Telecomunicações do Acre S.A.

     Telebrás means the former Brazilian state-owned monopoly telephone system, broken into twelve separate companies.

     Telebrasília means Telecomunicações de Brasília S.A.

     Telecommunications Regulations means the General Telecommunications Law together with the regulations, decrees, orders, and plans on telecommunications issued by Brazil’s executive branch.

     Telefonica means Telefônica S.A.

     Telegoiás means Telecomunicações de Goiás S.A.

     Telemat means Telecomunicações do Mato Grosso S.A.

     Telmax means Telmex do Brasil Ltda., which competes against us in our region through América Móviles marketed under the brand name “Claro.”

     Telems means Telecomunicações do Mato Grosso do Sul S.A.

     Teleron means Telecomunicações de Rondônia S.A.

     Telesc means Telecomunicações de Santa Catarina S.A., predecessor of Brasil Telecom; currently our branch in the State of Santa Catarina.

     Telnet means a program that allows the user to connect to other computers on the Internet. The process by which a person using one computer can sign on to a computer in another city, state, or country.

     Telepar means Telecomunicações do Paraná S.A.

     TII means Telecom Italia International N.V.

     TIMB means TIM Brasil Serviços e Participações S.A.

     Timepart means Timepart Participações Ltda.

     TIM means Telecom Italia Mobile.

     TIMINT means TIM International N.V.

     TJLP means the Brazilian federal long-term interest rate.

     Traffic unbalancing: Where operators only paid the interconnection tariff for other mobile operators when the local traffic exceeded 55% of the total traffic.

     TU-RIU means Tarifa de Uso de Rede Interurbana, the intercity network usage rate.

     TU-RL means Tarifa de Uso de Rede Local, the local network usage rate.

     U.S. holder means a beneficial owner of ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person (as defined in the Code) and the primary supervision of a U.S. court or which validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

     Universal service refers to the obligation of telecommunication providers to supply basic service to all users throughout Brazil at reasonable prices.

     Unrealized Revenue under the Brazilian Corporate Law, means the sum of (i) the share of equity earnings of affiliated companies that is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

     UP means a reference unit composed of a basket of the common shares of Brasil Telecom S.A. and Brasil Telecom Participações S.A., considered in such a way as to proportionally represent the market value of the company.

     US GAAP means generally accepted accounting principles in the United States.

     Value Added Services are services that provide additional functionality to the basic transmission services offered by a telecommunications network.

     VC-1 means the rate for local calls made from fixed-line to cellular.

     VC-2 means the rate for calls made from fixed-line to cellular, outside the cellular subscriber’s registration area but inside the region where the respective cellular provider provides service.

     VC-3 means the rate for calls made from fixed-line to cellular, outside the cellular subscriber’s registration area and outside the region where the respective cellular provider provides service.

     Vetor means our main data communication product for corporate and business clients that weas launched in 2003. Vetor was created with the objective of offering an integrated, virtual, unique and safe solution to the clients and is delivered through our IP network using Broadband access.

     VU-M means the interconnection fee for the use of mobile networks.

     Zain means Zain Participações S.A.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Knoepfelmacher

Name: Ricardo Knoepfelmacher
Title: Chief Executive Officer

By:	/s/ Paulo Narcélio Simões Amaral

Name: Paulo Narcélio Simões Amaral
Title: Financial Executive Officer

Dated: March 10, 2008

INDEX TO EXHIBITS

Exhibit
Number	Exhibit
1.1	Amended and Restated Charter of the Registrant.(1)
1.2	Amended and Restated Charter of the Registrant (English translation).(1)
2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by ADRs issued thereunder.(2)
2.2
Indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo- Mitsubishi Ltd., as principal paying agent.(3)

3.1	Amendment to the Amended and Restated Shareholders’ Agreement. (4)
3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005(6)
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)(5)
4.1.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service. (2)(5)
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).(2)(5)
4.2.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation). (2)(5)
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)(5)
4.3.1	2005 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (2)(5)
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(5)
4.4.1	205 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (English Translation)(2)(5)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.(3)
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.(3)
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.(3)
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.(3)
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.(3)
4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005 canceled on May 2, 2006(6)
4.11	English summary of facility agreements with BNDES (7)
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business. (7)
12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)
12.2	Certification of Paulo Narcélio Simões Amaral, Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (7)
13.	Certification pursuant to of the Sarbanes-Oxley Act of 2002. (7)
__________________________________
(1)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company’s Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on June 23, 2004.
(4)	Filed with the Company’s Report on Form 6-K, filed on October 9, 2002.
(5)
Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession Agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession Agreement.

(6)	Filed as an Exhibit to the Company’s annual report on Form 20-F, filed on June 15, 2004.
(7)	Filed herewith.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR EACH OF THE YEARS
IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for each of the years
in the three-year period ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Brasil Telecom Participações S.A.

We have audited the accompanying consolidated balance sheets of Brasil Telecom Participações S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of its operations, the changes in shareholders’ equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated statements of cash flows for the years ended December 31, 2007 and 2006 are presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

March 10, 2008
São Paulo, Brazil.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Brasil Telecom Participações S.A.
Brasília, DF

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, changes in financial position, and cash flows of Brasil Telecom Participações S.A. and subsidiaries (the “Company”) for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in shareholders’ equity, changes in financial position, and cash flows of Brasil Telecom Participações S.A. and subsidiaries for the year ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

June 26, 2006
Brasília, DF

BRASIL TELECOM PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS
 As of December 31, 2006 and 2007
(In thousands of Brazilian reais)

		2006	2007

Current assets:
Cash and banks	Note 11	127,900	315,032
Temporary investments	Note 11	3,846,052	3,049,514
Short term investments	Note 11	89,424	475,389
Government securities	Note 12	-	53,556
Trade accounts receivable, net	Note 13	2,127,654	2,189,701
Inventories, net	Note 14	64,164	32,711
Recoverable taxes	Note 15	673,333	467,986
Deferred taxes	Note 9	270,782	336,514
Other assets	Note 16	298,804	515,596

Total current assets		7,498,113	7,435,999
Non-current assets:
Long-term assets
Recoverable taxes	Note 15	513,103	521,649
Deferred taxes	Note 9	1,136,360	1,271,569
Other assets	Note 16	478,894	1,173,868

Total long-term assets		2,128,357	2,967,086
Permanent assets:
Investments	Note 17	330,074	201,510
Property, plant and equipment, net	Note 18	6,535,347	5,664,196
Intangible assets	Note 19	1,163,432	1,049,570
Deferred charges	Nota 20	138,467	110,953

Total permanent assets		8,167,320	7,026,229

Total non-current assets		10,295,677	9,993,315

Total assets		17,793,790	17,429,314

Current liabilities:
Payroll and related accruals	Note 21	78,580	90,392
Accounts payable and accrued expenses	Note 22	1,613,090	1,637,188
Taxes other than income taxes	Note 23	851,399	746,234
Dividends and employees’ profit sharing	Note 24	690,745	1,097,844
Income taxes payable	Note 9	33,323	70,901
Deferred taxes	Note 9	3,727	3,727
Loans and financing	Note 25	993,188	377,791
Swap contracts	Note 26	116,376	118,984
Licenses to offer services	Note 27	135,848	78,844
Provisions for contingencies	Note 28	175,603	197,472
Provision for pensions and other benefits	Note 29	43,238	101,467
Other liabilities		117,286	206,527

Total current liabilities		4,852,403	4,727,371
Non-Current liabilities:
Income taxes payable	Note 9	46,818	63,119
Deferred taxes	Note 9	4,666	3,741
Taxes other than income taxes	Note 23	62,266	104,243
Loans and financing	Note 25	3,961,397	3,607,500
Swap contracts	Note 26	304,229	279,128
Licenses to offer services	Note 27	219,533	174,632
Provisions for contingencies	Note 28	557,186	700,239
Provision for pensions and other benefits	Note 29	605,975	586,278
Other liabilities		90,630	110,783

Total non-current liabilities		5,852,700	5,629,663
Minority interest		1,811,085	1,825,767
Shareholders’ equity:
Share capital		2,596,272	2,596,272
Capital reserves		309,178	309,178
Legal reserves		306,349	265,964
Retained earnings		2,086,649	2,095,945
Treasury shares		(20,846)	(20,846)

Total shareholders’ equity	Note 30	5,277,602	5,246,513

Total liabilities and shareholders’ equity		17,793,790	17,429,314

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2005, 2006 and 2007
(In thousands of Brazilian reais, except income/(loss) per share)

		2005	2006	2007

Net operating revenue	Note 4	10,138,684	10,296,659	11,058,546
Cost of services and sales	Note 5	(6,520,605)	(6,461,172)	(6,383,191)

Gross profit		3,618,079	3,835,487	4,675,355
Operating expenses:
Selling expenses		(1,656,243)	(1,470,641)	(1,485,352)
General and administrative expenses		(1,288,497)	(1,330,400)	(1,358,434)
Other net operating expenses, net	Note 6	(635,903)	(263,930)	(505,379)

Operating income before net financial expenses		37,436	770,516	1,326,190
Financial expenses, net	Note 7	(387,388)	(82,421)	(38,367)

Operating income/(loss)		(349,952)	688,095	1,287,823
Non-operating income/(expenses), net	Note 8	(146,560)	31,419	(2,974)

Income/(loss) before taxes and minority interests		(496,512)	719,514	1,284,849
Income and social contribution taxes benefit (expenses)	Note 9	373,097	(108,081)	(352,903)

Income/(loss) before minority interest		(123,415)	611,433	931,946
Minority interest		93,860	(141,065)	(260,656)

Net income/(loss)		(29,555)	470,368	671,290

Shares outstanding at the balance sheet date ¹		362,488,414	362,488,414	362,488,413

Income/(loss) per share outstanding at the balance sheet date – R$[2]		(0.08)	1.31	1.86

(1) In thousands of shares for 2005 and 2006 and in share for 2007.
(2) Per thousand shares for 2005 and 2006 and per share for 2007.

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2006 and 2007
(In thousands of Brazilian reais)

			Profit Reserves

	Share	Capital	Legal	Retained	Treasury
	Capital	Reserves	Reserve	Earnings	Shares	Total

Balances as of January 1, 2005	2,568,240	337,210	879,550	2,364,336	(20,846)	6,128,490

Fiscal benefits on amortization of goodwill	28,032	(28,032)				-
Forfeiture of dividends				16,085		16,085
Net loss				(29,555)		(29,555)
Legal Reserve			(596,883)	596,883		-
Dividends and interest on shareholders’ equity				(869,000)		(869,000)

Balances as of December 31, 2005	2,596,272	309,178	282,667	2,078,749	(20,846)	5,246,020

Forfeiture of dividends				11,186		11,186
Net income				470,368		470,368
Legal Reserve			23,682	(23,682)		-
Dividends and interest on shareholders’ equity				(449,972)		(449,972)

Balances as of December 31, 2006	2,596,272	309,178	306,349	2,086,649	(20,846)	5,277,602

Reversion of reserves			(74,180)	74,180		-
Forfeiture of dividends				13,912		13,912
Net income				671,290		671,290
Legal Reserve			33,795	(33,795)		-
Dividends and interest on shareholders’ equity				(716,291)		(716,291)

Balances as of December 31, 2007	2,596,272	309,178	265,964	2,095,945	(20,846)	5,246,513

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Year ended December 31, 2005, 2006 end 2007
(In thousands of Brazilian reais)

	2005	2006	2007

FUNDS GENERATED BY THE OPERATING
Net Income (Loss)	(29,555)	470,368	671,290
Items not affecting Working Capital
Minority Interest	(93,860)	141,065	260,656
Depreciation and Amortization	2,797,945	2,731,232	2,470,957
Deferred Taxes	(199,404)	(147,856)	(142,804)
Recovery Taxes	-	-	(69,758)
Provision for Contingencies	409,741	378,178	462,927
Provison for Pension Plans	253,767	20,014	32,954
Recovery of expenses on Pension Plans Surplus	-	-	(55,733)
Monetary Variation and Long-Term Interest	77,578	(171,632)	(238,775)
Loss (gain) on Permanent Assets	17,645	(50,364)	2,847
Write-off Tax Incentives	-	14,473	-
Other	43,384	12,737	16,380

Total Funds Generated by the Operating Activities	3,277,241	3,398,215	3,410,941
SOURCES OF THIRD-PARTY FUNDS
Loans and Financing	522,722	1,915,937	601,028
Advances from Clients	13,277	-	-
Transfer from Long-Term Assets to Current Assets	105,402	268,234	258,202
Transfer from Permanent Assets to Current Assets	15,558	1,320	2,992
Sales of Goods of Permanent Assets	3,723	15,272	47,708
Forfeiture of Dividends	18,606	14,475	16,440
Other Sources	19,796	-	-

Total Funds Generated by Third Parties	699,084	2,215,238	926,370
TOTAL SOURCES	3,976,325	5,613,453	4,337,311

FUNDS USED ON
Increase in Long-Term Assets	553,837	285,928	699,220

Escrow Deposits	149,874	165,572	564,399
Taxes Recoverable	390,860	113,237	124,184
Prepaid Expenses	12,013	6,722	10,543
Financial Investments - Income Securities	1,090	397	94
Increase in Permanent Assets	1,975,860	1,452,091	1,399,795

Investments	40,572	1,003	1,004
Property, Plant and Equipment	1,592,038	1,149,736	1,098,138
Intangible	340,951	300,117	274,616
Deferred Charges	2,299	1,235	26,037
Proposed Dividends/Interest on shareholders’ equity	1,074,499	584,390	964,106
Acquisition of Treasury Shares	62,272	-	-
Transfer from Long-Term Liabilities to Current	1,436,912	1,646,910	1,211,272

TOTAL USES	5,103,380	3,969,319	4,274,393

Increase (decrease) in Net Working Capital	(1,127,055)	1,644,134	62,918

VARIATION OF THE WORKING CAPITAL
Final working capital
Current Assets	6,314,002	7,498,113	7,435,999
Current Liabilities	5,312,426	4,852,403	4,727,371

	(1,001,576)	(2,645,710)	(2,708,628)

Less-Initial working capital

Working Capital at January 1	2,128,631	1,001,576	2,645,710

INCREASE (DECREASE) IN NET WORKING CAPITAL	(1,127,055)	1,644,134	62,918

The accompanying notes are an integral part of the financial statements.

     BRASIL TELECOM PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2005, 2006 end 2007
(In thousands of Brazilian reais)

OPERATING ACTIVITIES	2005	2006	2007

Net Income (Loss)	(29,555)	470,368	671,290
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Minority Interest	(93,860)	141,065	260,656
Depreciation and Amortization	2,797,945	2,731,232	2,470,957
Allowance for Doubtful Accounts	449,254	384,320	348,001
Provision for Contingencies	482,534	488,078	650,898
Provision for Pension Plans	266,195	28,709	89,675
Recovery of expenses on Pension Plans Surplus	-	-	(81,209)
Deferred Taxes	(638,505)	(120,108)	(206,343)
Recovery Taxes	-	-	(69,758)
Loss (gain) on Permanent Assets	17,645	(50,364)	2,847
Other	7,848	12,737	16,380
Changes in assets and liabilities
Increase in Trade Accounts Receivable	(490,488)	(359,161)	(410,050)
Decrease in Inventories	90,998	18,871	31,453
Increase in Payroll and Related accruals	(208)	292	11,812
Increase (decrease) in Accounts Payable and Accrued	129,173	(344,216)	(44,807)
Increase (decrease) in Taxes	(204,896)	(71,447)	261,502
Increase (decrease) in Financial Charges	106,338	(47,449)	(175,998)
Increase (decrease) in Licenses to offer Services	2,186	47,591	(101,905)
Decrease in Provisions for Contingencies	(217,179)	(483,379)	(469,624)
Decrease in Provisions for Pension Plans	(98,280)	(107,585)	(51,143)
Increase (decrease) in Other assets and liabilities	83,316	(77,640)	76,544

CASH FLOW FROM OPERATING ACTIVITIES	2,660,461	2,661,914	3,281,178
INVESTING ACTIVITIES
Temporary Investments	499	11,883	(439,615)
Proceeds from Sale of Permanent Assets	3,607	15,272	47,708
Escrow Deposits	(184,032)	(277,552)	(871,807)
Investments in Permanent Assets	(1,954,694)	(1,504,903)	(1,317,712)

CASH FLOW FROM INVESTING ACTIVITIES	(2,134,620)	(1,755,300)	(2,581,426)
FINANCING ACTIVITIES
Dividends/interest on capital paid in the Year	(874,222)	(399,872)	(493,180)
Borrowing	522,722	1,915,937	601,028
Repayment of Loans	(724,889)	(1,062,500)	(1,417,006)

Acquisition of Treasury Shares	(62,272)	-	-
CASH FLOW FROM FINANCING ACTIVITIES	(1,138,661)	453,565	(1,309,158)

INCREASE (DECREASE) IN CASH, BANKS AND TEMPORARY INVESTMENTS	(612,820)	1,360,179	(609,406)

CASH, BANKS AND TEMPORARY INVESTMENTS
AT THE BEGINNING OF THE YEAR	3,226,593	2,613,773	3,973,952
AT THE END OF THE YEAR	2,613,773	3,973,952	3,364,546

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1. Operations

     Brasil Telecom Participações S.A. (“the Company”) is a publicly-held company, incorporated according to article 189 of Law 9472/97 - General Telecommunications Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

     The Company is engaged in controlling companies that exploit fixed telephony public services in Region II of the General Concession Plan (“PGO”), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may also hold equity interests in other companies.

     The Company is registered at the Brazilian Securities Commission (“CVM”) and at the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) are treated on the New York Stock Exchange (“NYSE”).

     The Company is controlled by SOLPART Participações S.A. (“SOLPART”), which holds, at the balance sheet date, 51.00% of its voting capital and 18.78% of its total capital.

Direct subsidiaries

a) Brasil Telecom S.A.

     Brasil Telecom S.A. (“BrT”) is a concessionaire of the STFC (Switched Fixed Telephone Service) in Region II of the PGO, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Federal District. In this area, Brasil Telecom S.A. has rendered, since July 1998, the STFC in the modalities of local and intraregional long distance.

     Because of the early compliance with universal service obligations set forth by the General Universal Service Goals Plan ("PGMU"), required by December 31, 2003, Brasil Telecom S.A. obtained from the ANATEL, the National Telecommunications Agency, on January 19, 2004, licenses to offer STFC services in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the PGO; and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, Brasil Telecom S.A. began to offer the Domestic and International Long Distance services in all Regions starting January 22, 2004. For Local Service in the new regions and PGO sectors, these service offerings began on January 19, 2005.

     The concession agreements in effect under the local and long distance services modalities, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information about these agreements is provided in Note 34.i.

     Information related to the quality and universal service goals of the STFC are available to interested parties on ANATEL’s homepage, at www.anatel.gov.br.

b) Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

     The Company also controls of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). These subsidiaries are engaged in holding interest in Internet Group (Cayman) Limited (“iG Cayman”), which is engaged in providing Internet access. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     NTP’s and NTI’s interest in iG Cayman at the balance sheet date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A. total interest was 98.2% .

Indirect subsidiaries

     On August 1, 2006, Board of Directors of Brasil Telecom S.A. approved the corporate restructuring of its subsidiaries. This restructuring, whose purpose was to optimize the controlling structure through company downsizing, concentration of similar activities, simplification of intercompany shareholdings, started in the second half of 2006. The changes made in 2007 are mentioned in the comments on the below, when applicable. The corporate changes made in 2006 and 2007, carried out at book value, did not have material impacts on the cost structure and did not have any impact on the Company’s Financial Statements.

     Brasil Telecom S.A. has the following subsidiaries:

a) 14 Brasil Telecom Celular S.A.

     14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which has been operating since the fourth quarter of 2004 to provide Personal Mobile Services (SMP), with authorization to serve Region II of the PGO.

b) BrT Serviços de Internet S.A.

     BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product is providing broadband internet services. It also provides a series of value-added services to both residential and corporate customers, including wireless internet access.

     In turn, BrTI controls the following companies:

(i) iBest companies

     iBest concentrates its operations on providing dialup Internet access, selling advertising space in its portal and value-added services. One of iBest’s main services is its internet connection accelerator. These activities are fully represented by the following companies: Freelance S.A., established in Brazil, and iBest Holding Corporation, established in the Cayman Islands, which has no operations and holds no investments in other companies.

(ii) iG companies

     iG operates as an internet service provider of both dialup and broadband access. It also provides value-added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

     BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), established in the Cayman Islands.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     iG Cayman is a holding company which, in its turn, controls Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

     BrTI holds 30% interest in the capital stock of Jornal Internet, which is engaged in the online sale of goods and services, the issue of daily newspapers and magazines, and gathering, generating and disclosing news on selected events. 70% of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice president of the Company’s subsidiaries related to internet businesses.

c) Brasil Telecom Cabos Submarinos Ltda.

     A subsidiary of BrTI until January 2, 2007. On this date BrTI reduced the portion of its capital held by Brasil Telecom S.A., using the investment held in BrT CS to settle part of the reduction. Thus, Brasil Telecom S.A. is now the parent of BrT CS, holding practically all of the latter’s capital. BrTI still holds a share of the capital of BrT CS, corresponding to an interest lower than 0.01% .

     BrT CS and its subsidiaries operate through a system of submarine optic fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages offered to local and international corporate clients.

     BrT CS holds 100% of the capital of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn holds all of the shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d) BrT Comunicação Multimídia Ltda.

     Brasil Telecom S.A. held 100% of MTH Ventures do Brasil Ltda. (“MTH”), a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, with Brasil Telecom S.A. and BrTI holding the remaining ownership interest. The Extraordinary General Meeting held on April 10, 2007 approved the merger of MTH into Brasil Telecom S.A.

     Currently Brasil Telecom S.A. holds 89.8% of BrT Multimídia’s capital, and the remaining 10.2% capital is held by BrTI.

     BrT Multimídia is a service provider of a private telecommunications network through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long distance network connecting these major metropolitan business centers. It operates nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location and hosting, and other value added services.

e) Vant Telecomunicações S.A. (“VANT”)

     Is a company nearly wholly-owned by the Company, as BrTI holds one share in VANT’s capital, representing less than 0.01% interest.

     VANT is engaged in rendering multimedia communication services and network services operating in the main Brazilian state capitals.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (In thousands of Brazilian reais)

f) Brasil Telecom Call Center S.A. (“BrT Call Center”)

     Formerly known as Santa Bárbara dos Pinhais S.A, BrT Call Center, changed together with the of its corporate name, as decided in the shareholders’ meeting held on August 21, 2007, and its corporate purpose. Its corporate purpose is to engaged in providing call center services to third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, etc. Its operations started in November 2007 with rendering call center services to Brasil Telecom S.A. and its subsidiaries that demand this type of service. Previously, the call center services were outsourced.

Change in the Management

     During the third quarter of 2005, there were changes in the management of the Company and Brasil Telecom S.A. The process for replacing the former management, related to the former manager Opportunity, was litigious, as disclosed in various statements of material events issued by the Companies during 2005 and several lawsuits still in progress, filed by the former manager, aimed at retaking the Company’s management.

Agreements of April 28, 2005 under the Previous Management

     On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

     Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A., TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) entered into with an agreement named “Merger Agreement” and a “Protocol” related thereto.

     As disclosed in material events issued, the merger was forbidden by injunctions issued by Brazilian and U.S. courts. It was also the subject matter of a discussion under arbitration involving the controlling shareholders.

     The current management of Brasil Telecom Participações S.A. and of the Company understood that the Merger Agreement, the related Protocol, and other April 28 agreements, which included the withdrawal and termination of lawsuits involving the Companies, were entered into with conflict of interests, breaching the Law and the Bylaws of the Companies, and also, are contrary to shareholders’ agreements and do not have the required corporate approvals. In addition, the current management deemed that such agreements were contrary to the best interests of the Companies, especially regarding their mobile telephony business.

     As regards the “Merger Agreement” above, the subsidiary Brasil Telecom S.A. and BrT Celular commenced an arbitration proceeding on March 15, 2006 against TIMI and TIMB to annul it. The Company released a material event statement on this matter on March 16, 2006.

     TIMI and TIMB sent to Brasil Telecom S.A. and BrT Celular a letter dated May 2, 2006, unilaterally terminating the Merger Agreement, setting a reserve for the alleged right to indemnity for damage, which was being discussed in the arbitration proceeding. According to the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification has been considered remote and its amount were not possible to be measured. Also in May 2006, TIMI filed with ANATEL and CADE petitions requesting to file the operation related to the Merger Agreement due to lack of grounds.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A. (“Solpart”), Techold Participações S.A. (“Techold”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Petros – Fundação Petrobras de Seguridade Social (“Petros”), Fundação dos Economiários Federais – Funcef (“Funcef”), Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, TIMB and TIMI (Telecom Itália Companies), on the other hand, signed a Mutual Release Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia Companies, on the other hand.

     The Mutual Release Agreement terminates, among others, the potential demands involving the Company and its subsidiaries and the Telecom Italia Group companies, including the termination of arbitrations mentioned in the Note issued by the Companies on March 16, 2006.

     The effective acquisition of Brasilco Shares, which under regulations in effect would be subject to the approval of ANATEL and other conditions, would permit the termination of the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among Brasil Telecom Group companies and Telecom Italia Group companies and, thus, permanently removing the possibility of a material adverse impact on the businesses and interests of the Brasil Telecom Group companies.

     ANATEL granted its prior consent, through Act 68899, on December 3, 2007, published on December 5, 2007, to the acquisition, by Techold, of the entire ownership interest held by Brasilco S.r.l. (“Brasilco”) in the capital of Solpart (“Brasilco Shares”). Therefore, the last condition precedent set forth in the Share Purchase Agreement and Letter Agreement entered into on July 18, 2007 was fulfilled and the transaction was completed.

     On December 5, 2007, Brasilco transferred the Brasilco Shares to Techold through annotation and signature of the Solpart Share Transfer Book and the related Registered Shares Registry Book, after the payment by Techold of the total amount of US$515 million provided for by the Share Purchase Agreement and Letter Agreement. Due to this transfer, Techold has become the holder of approximately 99.98% of the voting and total capital of Solpart.

     With the effective transfer of the Brasilco Shares to Techold, the Mutual Release Agreement entered into on July 18, 2007 became effective, terminating definitely the litigation among the signatory parties thereto, including the Companies, Brasilco, Telecom Italia S.p.A., and their subsidiaries and the other parties mentioned at the Material Event published on July 18, 2007.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2. Presentation of the consolidated financial statements

a. Change of basis in presentation

     In 2007, the Company decided to change the basis of presentation the consolidated financial statements filed with the SEC from Brazilian GAAP to Brazilian Corporate Law retrospectively for all periods presented. As a result, the accompanying consolidated financial statements as of December 31, 2006 and 2007 and for three-year period ended December 31, 2007 are presented in accordance with Brazilian Corporate Law. Brazilian Corporate Law is required for Public entities in Brazil and it is used as the basis for determination of taxable income and dividends payable. The primary difference between Brazilian GAAP and Brazilian Corporate Law is that the recognition of inflationary adjustments in the carrying amount of permanent assets ceased on December 31, 2000 under Brazilian GAAP compared to December 31, 1995 under Brazilian Corporate Law. Since all assets subject to indexation under Brazilian GAAP were fully depreciated at December 31, 2004, the presentation of the consolidated financial statements under Brazilian Corporate Law is consistent with the presentation of the published financial statement under Brazilian GAAP as from that date. However, the change to Brazilian Corporate Law did result in some reclassifications, which represents the effects of inflation that were recorded from January 1, 2000 until December 31, 2006 under Brazilian GAAP. These reclassifications are shown in the table bellow:

	Year ended December 31, 2006

	BR GAAP	Reclassification	Brazilian
			Corporate Law

Share capital	2,791,852	(195,580)	2,596,272
Capital reserves	783,971	(474,793)	309,178
Legal Reserves	318,378	(12,029)	306,349
Retained earnings	1,383,401	703,248	2,086,649
Treasury shares	-	(20,846)	(20,846)

Total shareholders' equity	5,277,602	-	5,277,602

	Year ended December 31, 2005

	BR GAAP	Reclassification	Brazilian
			Corporate Law

Share capital	2,791,852	(195,580)	2,596,272
Capital reserves	783,971	(474,793)	309,178
Legal Reserves	248,211	34,456	282,667
Retained earnings	1,442,832	635,917	2,078,749
Treasury shares	(20,846)	-	(20,846)

Total shareholders' equity	5,246,020	-	5,246,020

b. Principles of consolidation

     These consolidated financial statements include the Company and its subsidiaries listed in Note 1 to these financial statements. All material intercompany transactions and balances have been eliminated.

c. Accounting principles generally accepted in United States (“US GAAP”)

     The accompanying consolidated financial statements have been translated and adapted from those originally issued in accordance with accounting practices adopted in Brazil which are based on the Brazilian Corporate Law. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to reporting practices prevailing pursuant to US GAAP.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Statement of Changes in Shareholders’ Equity is presented consolidated under US GAAP and differs of the presentation under Brazilian Corporate law.

     Brazilian Corporate Law differs in certain significant respects from US GAAP. For more information about the differences between Brazilian Corporate Law and US GAAP and a reconciliation of the Company’s net income (loss) and shareholders’ equity from Brazilian Corporate Law to US GAAP, see Note 36.

d. Consolidated statements of cash flows and consolidated statement of changes in financial position

     These consolidated financial statements include the consolidated statement of cash flows and the consolidated statement of changes in financial position which is a required statement in accordance with Brazilian Corporate Law. The statement of change in financial position has historically been filed with the SEC on Form 6K.

e. Segment reporting

     The Company is presenting the report by business segment. A segment is an identifiable component of a company, engaged in providing services (business segment) or supplying products and providing services which are subject to different risks and consideration.

     The Company operates in three segments: fixed telephony, data transmission and call center, mobile telephony and internet. See Note 37.c for the presentation of information on its reporting segments.

3. Summary of principal accounting practices

a. Cash, bank and temporary investments

     Temporary investments are high-liquidity investments. They are stated at cost, plus income earned through the balance sheet date and do not exceed their fair value. Shares in investment funds are stated at value established through the balance sheet date.

b. Trade accounts receivable

     Receivables from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided. Accounts receivable from services include credits for services rendered and not billed until the balance sheet date. Receivables resulting from sales of cell phones and accessories are recorded at the amount of sales made when the goods are delivered and accepted by customers.

c. Allowance for doubtful accounts

     The criterion adopted for recognizing the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each maturity of receivables. Future losses on the current receivables balance are estimated based on these loss percentages, which include accounts falling due and also the portion of unbilled services, thus forming the amount that could become a future loss, which is recognized as an allowance.

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

e. Inventories

     Inventories are stated at the average acquisition cost, which does not exceed replacement cost. Inventories are segregated into plant expansion and plant maintenance, and, as regards the consolidated financial statements, inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are classified into property, plant and equipment (construction in progress), and maintenance inventories are classified into current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified into current assets. Obsolete inventories are recorded as allowance for losses. With respect to cell phones and accessories, BrT Celular records adjustments, in those cases where purchases were made at higher prices, conforming them to their realization value.

f. Investments

     Goodwill is calculated based on estimated future results and its amortization is based on the expected realization amount and period, not exceeding ten years. Other investments are stated at acquisition cost, less a allowance for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period between the investment date and receiving of shares or fund shares, they are recognized in long-term assets. These investments are periodically measured and the result of the comparison between their original and market costs, when lower, is recognized in allowance for probable losses.

g. Property, plant and equipment

     Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation. Financial charges related to obligations from assets and construction in progress financing are capitalized.

     Expenses incurred are capitalized when they represent improvements (increase in installed capacity or useful life). Maintenance and repair expenses are recorded in the statement of operations, on the accrual basis.

     Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are stated in Note 18.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

h. Intangible assets

     Refer mainly to licenses and software and regulatory licenses. The amortization of software licenses is calculated under the straight-line method over a five-year period, while regulatory licenses are amortized according to the terms determined by the regulatory agency. When benefits are not expected from a license or right related such asset, the asset is written off against the nonoperating income.

i. Deferred charges

     Deferred charges refer mainly to implementation and reorganization expenses. Amortization is calculated under the straight-line method over a period of five years. When benefits are not expected from such asset, the asset is written off against the nonoperating income.

j. Deferred and current income and social contribution taxes

     Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences and tax loss carryforwards are recorded under assets or liabilities, as applicable, according to the assumption of future realization or payment, within the criteria set forth by CVM Instruction No. 371/02.

k. Loans and financing

     Loans and financing are restated based on monetary and foreign currency exchange variations, plus interest incurred through the balance sheet dates. The same adjustment is applied to the guarantee contracts by which the Company hedges the debt.

l. Provision for contingencies

     The provision for contingencies are recognized based on an assessment of their risks and are quantified based on economic grounds and legal opinions on the lawsuits and other events known on the balance sheet date, according to the criteria of CVM Deliberation No. 489/05. The basis and nature of the contingencies are described in Note 28.

m. Revenue recognition

     Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when delivered and accepted by customers. For prepaid services linked to mobile telephony, revenue is recognized in accordance with services utilization. Revenue is not recognized when there is significant uncertainty as to its realization.

n. Expense recognition

     Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

o. Financial income (expenses), net

     Financial income is recognized on an accrual basis and comprises interest earned on overdue bills settled after maturity, gains on cash investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing, hedging and other financial transactions.

p. Pensions and other post-retirement benefits

     Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded the existing actuarial deficit against shareholders’ equity, excluding the corresponding tax effects. Starting 2002, as new actuarial evaluations show the need for adjustments to the provision, they are recognized in the statement of income. Additional information on pension plans is described in Note 29.

q. Profit sharing

     The provision for employee and management profit sharing is recognized on an accrual basis, and is accounted for as an operating expense. The calculation of the amount, which is paid in the year subsequent to the year the provision is recognized, is based on the goals program established with the labor union through the collective bargaining agreement, in accordance with Law No. 10101/00 and the Company’s bylaws.

r. Earnings per share

     Earning per share is calculated based on the number of shares outstanding at the balance sheet date. Outstanding shares are represented by the totality of shares issued less treasury shares.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

4. Net operating revenue

	Year ended December 31,

	2005	2006	2007

Local services:
Subscription	3,516,562	3,517,369	3,541,429
Fixed and Fixed x Mobile	3,613,698	3,337,509	2,977,551
Public telephones	496,766	540,610	546,007
Other	96,810	74,091	47,276

Total	7,723,836	7,469,579	7,112,263
Long distance services:
Intraregional	2,626,464	2,464,387	2,662,498
Interregional and International	364,098	305,702	284,956

Total	2,990,562	2,770,089	2,947,454

Mobile telephone services:
Telephone	432,977	1,037,072	1,648,816
Sales of goods	299,362	286,198	270,515

	732,339	1,323,270	1,919,331

Data transmission	1,530,985	2,000,525	2,415,374
Network services	941,464	770,579	715,567
Other	768,053	777,276	887,399

Gross operating revenues	14,687,239	15,111,318	15,997,388
Value added and other taxes on revenues	(4,219,054)	(4,285,952)	(4,353,809)
Discounts	(329,501)	(528,707)	(585,033)

Net operating revenue	10,138,684	10,296,659	11,058,546

     There are no customers who individually account for more than 5% of gross operating revenues.

5. Cost of services and sales

     Costs incurred on services and sales are as follows:

	Year ended December 31,

	2005	2006	2007

Depreciation and amortization	(2,273,218)	(2,301,262)	(2,032,963)
Personnel	(160,721)	(193,021)	(184,443)
Mobile handsets and accessories	(357,680)	(294,727)	(255,429)
Materials	(73,871)	(72,394)	(69,951)
Services	(3,102,827)	(3,025,924)	(3,252,907)
Other	(552,288)	(573,844)	(587,498)

	(6,520,605)	(6,461,172)	(6,383,191)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

6. Other operating expenses, net

      Other revenues and expenses attributed to operating activities are shown as follows:

	Year ended December 31,

	2005	2006	2007

Taxes other than income taxes and VAT taxes	(121,109)	(106,620)	(87,243)
Recovery of expenses on pension plans – surplus	-	-	81,209
Provision for actuarial liabilities of pension plans	(266,195)	(28,709)	(89,675)
Technical and administrative services	53,729	62,134	59,600
Provisions for contingencies, net of reversal (a)	(482,534)	(488,078)	(650,898)
Subventions and Donations received	30,113	13,856	16,889
Fines and expenses recovered (b)	150,458	267,435	173,841
Settlement of dispute with Telecommunication Companies	63,937	53,838	16,610
Infrastructure rentals	67,937	78,796	87,439
Donations and sponsoring	(8,433)	(9,902)	(11,499)
Investment dividends evaluated by acquisition cost	1,828	265	712
Court fees	(12,920)	(32,870)	(51,060)
Indemnifications – Telephony and other	(10,465)	(103)	(157)
Reversal of other provisions	15,963	15,587	32,390
Amortization of Goodwill on acquisition of investment	(102,787)	(80,382)	(91,408)
Other	(15,425)	(9,177)	7,871

	(635,903)	(263,930)	(505,379)

(a)
The increase in provisions for contingencies is mainly related to new civil and tax lawsuits and reassessments due to changes in circumstances, legal facts and jurisprudences occurred in 2007. The assessments related to new tax lawsuits refer to discrepancy between the Local and State Government interpretation and the Company (see Note 28).

(b)
Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$92,393, R$90,758 and R$94,749 in 2005, 2006 and 2007, respectively.

7. Financial expenses, net

	Year ended December 31,

	2005	2006	2007

Financial income:
Interest income	850,525	803,387	773,796
Financial expenses:
Losses on foreign currency financing and monetary variations…	(457,289)	(157,508)	(84,860)
Interest expense	(780,624)	(728,300)	(727,303)

	(387,388)	(82,421)	(38,367)

8. Non operating income/(expenses), net

	Year ended December 31,

	2005	2006	2007

Gain (loss) on Permanent assets	(17,645)	50,364	(2,847)
Amortization of goodwill on merger of CRT	(125,986)	(7,811)	(126)
Provision for tax incentive losses	-	(14,473)	-
Other	(2,929)	3,339	(1)

	(146,560)	31,419	(2,974)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

9. Income and social contribution taxes benefits (expenses)

      Brazilian income taxes comprise federal income and social contribution taxes. In 2005, 2006 and 2007, the rate for income tax was 25% and the rate for social contribution tax was 9% producing a combined statutory rate of 34%.

     Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Year ended December 31,

	2005	2006	2007

Social contribution tax	(62,943)	(66,135)	(144,031)
Income tax	(202,465)	(162,054)	(415,215)
Deferred taxes	638,505	120,108	206,343

Total	373,097	(108,081)	(352,903)

     The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,

	2005	2006	2007

Pre-tax Brazilian income/(loss)	(443,420)	(776,594)	1,301,993
Pre-tax foreign loss	(53,092)	(57,080)	(17,144)
Income/(loss) before taxes as reported in the accompanying consolidated financial statements	(496,512)	719,514	1,284,849
Combined statutory rate	34%	34%	34%
Tax benefit/(expense) at the combined statutory rate	168,814	(244,635)	(436,849)
Permanent additions:
Goodwill amortization	(55,873)	(15,661)	(30,945)
Exchange variation on equity investments	(15,546)	(7,507)	(4,774)
Non-deductible expenses (fines and souvenirs)	(3,940)	(6,021)	(6,143)
Non-deductible provisions (contingences, Finor losses)	(4,182)	(13,020)	(43,019)
Other losses	(6,852)	(6,535)	(3,510)
Donations and sponsorships	(1,945)	(1,735)	(2,799)
Other non-deductible expenses	(1,218)	(2,635)	(11,675)
Permanent exclusions:
Non-taxable income	11,951	32,997	23,336
Other items:
Interest on shareholders’ equity	263,330	179,374	153,324
Unrecognized tax loss	(18,358)	(7,452)	201
Difference in foreign tax rates	(6,297)	(13,921)	(4,414)
Recognition of deferred Income Tax on Accumulated Tax Losses	50,330	-	7,911
Other, net	(7,117)	(1,330)	6,452

Income and social contribution tax benefit as reported in the accompanying consolidated financial statements	373,097	(108,081)	(352,903)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In 2005, 2006 and 2007, part of the dividends that the Company proposed for payment at the end of the year were characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, such dividends were treated as a deduction for income tax purposes. In 2005, the Company’s indirect subsidiary iG Brasil accomplished the necessary requirements set forth by CVM Instruction 371/02 and recorded in December deferred tax assets related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) at the amount of R$50,330.

     The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,

	2006	2007

Deferred tax assets:
Provision for contingencies	335,980	407,891
Provision for actuarial deficiency – FbrTPrev	220,732	233,833
Allowance for doubtful accounts	121,374	127,225
Tax loss carry forwards[1]	589,512	680,185
ICMS – 69/88 Agreement	58,480	39,820
Provisions for COFINS/CPMF Suspended Collection	27,587	59,797
Provision for losses – inventories and construction in progress	15,740	14,520
Other	37,737	44,812

Total	1,407,142	1,608,083

Current	270,782	336,514
Non-current	1,136,360	1,271,569

	December 31,

	2006	2007

Deferred tax liabilities:
Additional indexation expense from pre-1990	8,393	7,468

Total	8,393	7,468

Current	3,727	3,727
Non -Current	4,666	3,741

     The composition of tax liabilities is as follows:

	December 31,

	2006	2007

Federal income tax payable	80,141	134,020

Total	80,141	134,020

Current	33,323	70,901
Non -Current	46,818	63,119

     The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2007 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and its generation of taxable income. The taxable income basis for the registration of the deferred tax assets is calculated under Brazilian Corporate Law.

____________________
1Equivalent to tax losses amounting to R$2,390,741 (R$1,733,858 in 2006), which can be carried forward indefinitely against profits of future periods, limited to 30% of current year taxable income

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

10. Supplemental cash flow information

	Year ended December 31,

	2005	2006	2007

Income and social contribution tax paid	246,607	49,072	359,016
Interest paid	477,599	497,519	468,764
Cash paid against provisions for contingencies	217,179	483,379	469,624
Non-cash transactions:
Forfeiture dividends	18,606	14,475	16,440
Assets retirement obligations	775	4,898	7,168
Acquisition of permanent assets by incurring liabilities	85,915	33,098	115,181

11. Cash, banks, temporary investments and short term investments

a) Cash, banks and temporary investments

	December 31,

	2006	2007

Cash and banks	127,900	315,032
Temporary investments	3,846,052	3,049,514

	3,973,952	3,364,546

     Temporary investments represent amounts invested in exclusive funds managed by financial institutions, which hold federal bonds and time deposits (CDB’s) with first-rate financial institutions. The federal bonds and CDB’s have average profitability equivalent to the interbank deposit rates; DI CETIP (CDI) guaranteed in dollar future contracts traded in the Futures and Commodities Exchange (BM&F); overnight financial investments abroad that earn exchange rate variation plus interest between 5.0% and 5.2% p.a.; and deposit certificates issued by foreign financial institutions.

     The detail of those investments is presented below:

	December 31,

	2006	2007

Exclusive investment funds
Government securities	3,514,577	2,223,990
Deposits certificates	93,570	606,804
Overnight	89,922	187,046
Derivatives	-	440

Subtotal	3,698,069	3,018,280
Investments abroad
Deposits certificates	6,136	3,960
Overnight	120,377	-
Open investments Funds	21,870	27,579

Subtotal	148,383	31,539
Portion restrict by court order, considered in escrow deposits	(400)	(305)

Total investments	3,846,052	3,049,514

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b) Short term investments

     The Company holds securities issued by the Austrian Republic, bearing interest equal to a given percentage of CDI variation, and by the Official Credit Institute (ICO), a Spanish government entity, with fixed interest. The maturity of these securities is on December 19, 2008 and June 2, 2008, respectively, and the adjusted amount at the balance sheet date was R$475,389.

12. Government securities

     Investments made by BrT Celular in fixed rate federal securities represented by LTN (National Treasury Bills). These investments are maintained as a guarantee for the participation in an ANATEL bidding process. The total consolidated amount of these securities is R$53,573 at the balance sheet date. There is the reduction amount of R$17, related to hedge transactions under interest rate swap modality, resulting in the net amount of R$53,556. These securities are released for immediate availability of the Subsidiary with the completion of the bidding process associated therewith.

13. Trade accounts receivable, net

     The amounts related to trade accounts receivable are as follows:

	December 31,

	2006	2007

Unbilled services	916,672	892,448
Billed services	1,476,842	1,597,040
Sale of goods	91,775	75,603

Subtotal	2,485,289	2,565,091

Allowance for doubtful accounts:	(357,635)	(375,390)
Services	(353,203)	(370,799)
Sale of goods	(4,432)	(4,591)

	2,127,654	2,189,701

     The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,

	2005	2006	2007

Beginning balance	(243,181)	(361,446)	(357,635)
Provision charged to selling expense	(449,254)	(384,320)	(348,001)
Write-offs	330,989	388,131	330,246

Ending balance	(361,446)	(357,635)	(375,390)

14. Inventories, net

	December 31,

	2006	2007

Maintenance inventories	9,175	7,158
Mobile phones and accessories	96,476	53,532
Allowance for losses – realization value	(39,062)	(27,554)
Allowance for losses – obsolete items	(2,425)	(425)

	64,164	32,711

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (In thousands of Brazilian reais)

15. Recoverable taxes

	December 31,

	2006	2007

Recoverable social contribution tax	44,269	14,164
Recoverable income tax	322,848	309,533
Sales and other taxes	819,319	665,938

Total	1,186,436	989,635

Current	673,333	467,986
Non-current	513,103	521,649

     Most of the sales and other taxes are related to the ICMS (value added tax) recoverable which arose mostly from credits recorded upon the purchase of fixed assets, whose offset against ICMS payable may occur within 48 months.

16. Other assets

	December 31,

	2006	2007

Pension Plan – future recoverable contributions(a)	-	74,476
Prepaid expenses	100,207	65,830
Accounts receivable from telecommunications companies	9,501	8,807
Recoverable advances	92,793	55,579
Escrow deposits	548,983	1,398,523
Contractual Guarantees and Retentions	1,134	45
Assets available for sale	1,016	1,280
Loans and financing assets	8,409	7,973
Other	15,655	76,951

	777,698	1,689,464

Current	298,804	515,596
Non-current	478,894	1,173,868
(a) Asset recognized to be used on the offset of future employer contributions to the supplementary pension TCSPREV plan, as described in Note 29.

     In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of escrow deposits linked to specific provisions for contingencies (Note 28) are presented net of the provisions.

	December 31,

	2006	2007

Escrow deposits before compliance with Resolution CVM 489/05	1,046,012	1,884,509

Less escrow deposits linked to contingencies and taxes other than income taxes:
Labor	(244,579)	(220,679)
Tax	(219,420)	(212,189)
Civil	(33,030)	(53,118)

Escrow deposits	548,983	1,398,523

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The majority of the escrow deposits relate to the labor, civil lawsuits and tax cases, with the most significant individual item being the ICMS (State VAT), as described in Note 23 and the amount increased of escrow deposits in 2007 is related, principally, to the rules introduced by the new Code of Civil Pprocedure in Brazil which started to require prior guarantee of process under discussion.

17. Investments

	December 31,

	2006	2007

Goodwill on acquisition of iBest	45,508	31,452
Goodwill on acquisition of GlobeNet	2,821	941
Goodwill on acquisition of Brt Multimídia	51,504	29,431
Goddwill on acquisition of iG	161,019	107,464
Fiscal incentive and other investments	69,222	32,222

	330,074	201,510

     Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting shares or capital quotas of tax incentives in regional FINOR/FINAN funds, Laws for Incentives for Information Technology Companies and Audivisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

18. Property, plant and equipment, net

a. Composition

	December 31,

	2006	2007

Construction-in-progress	322,712	460,353
Automatic switching equipment	371,709	227,183
Transmission and other equipament	3,485,856	2,804,840
Infrastructure	1,450,310	1,310,958
Buildings	412,638	392,040
Other assets	492,122	468,822

Property, plant and equipment, net	6,535,347	5,664,196

     Transmission and other equipment include: transmission equipment and data communication equipment.

     According to the STFC concession agreements, the assets of subsidiary Brasil Telecom S.A. that are indispensable for providing the service and qualified as “returnable assets” will be automatically returned to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The balance of gross cost of returnable assets on December 31, was R$21,636,432 (R$21,131,523 in 2006) and the residual value on the same date was R$3,288,196 (R$4,015,235 in 2006).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Capitalized interest

     As required in the telecommunication industry up to December 31, 1998, the Company capitalized interest attributable to construction-in-progress until that time at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$19,852, R$237 and R$21,736 were capitalized in 2005, 2006 and 2007, respectively. Capitalized interest is depreciated over the same period as the associated assets.

c. Depreciation rates

     The annual weighted average rates of depreciation applied to property, plant and equipment were as follows:

%

Automatic switching equipment	20.00%
Transmission and other equipment	16.90%
Infrastructure	8.70%
Buildings	4.20%
Other assets	18.50%

d. Rentals

     The Company rents equipments, premises, dedicated lines and electrical energy public posts through a number of agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	Year ended December 31,

	2005	2006	2007

Rent expense	498,342	471,493	512,190

     Rental commitments relating to these contracts where the future minimum rental payments under leases that are non-cancelable without payment of a penalty are:

Year ending Dec 31,
2007

2008	25,361
2009	9,805

Total	35,166

     Brazilian Corporate Law does not require capitalization of assets acquired through capital lease arrangements. Virtually all lease contracts are considered as operating lease, with charges being recorded in statements of operations throughout the period of the lease arrangement. The residual value, often reached at a bargain purchase option, after the period of the lease arrangement is capitalized and depreciated over the estimated useful remaining life.

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

19. Intangible assets

	2007

		Accumulated	Net Book
	Cost	Amortization	Value

Data Processing Systems	2,166,965	(1,420,783)	746,182
Regulatory Licenses	325,368	(78,075)	247,293
Trademarks and Patents	687	(76)	611
Other	72,111	(16,627)	55,484

Total	2,565,131	(1,515,561)	1,049,570

	2006

		Accumulated	Net Book
	Cost	Amortization	Value

Data Processing Systems	1,872,300	(1,011,103)	861,197
Regulatory Licenses	325,367	(53,345)	272,022
Trademarks and Patents	1,887	(775)	1,112
Other	144,381	(115,280)	29,101

Total	2,343,935	(1,180,503)	1,163,432

     For the year ended on December 31, 2005, 2006 and 2007 the aggregated amortizations expenses were:

2005	292,501
2006	350,246
2007	364,725

     The expected amortization amount for the above intangible assets as of December 31, 2007 is as follows:

2008	306,404
2009	248,221
2010	169,561
2011	138,192

     The annual weighted average rates amortization applied to intangible assets are as follows:

%

Data Processing Systems	20.00%
Regulatory Licenses	7.60%
Other	17.80%

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

20. Deferred charges

	December 31,

	2006	2007

Installation and reorganization costs	133,825	107,657
Goodwill due to incorporation	126	-
Other	4,516	3,296

	138,467	110,953

21. Payroll and related accruals

	December 31,

	2006	2007

Salaries and wages	4,402	6,010
Accrued social security charges	67,731	80,545
Accrued benefits	6,447	3,837

	78,580	90,392

22. Accounts payable and accrued expenses

	December 31,

	2006	2007

Suppliers	1,474,667	1,482,990
Third-Party Consignments	138,423	154,198

	1,613,090	1,637,188

23. Taxes other than income taxes

	December 31,

	2006	2007

ICMS (Value-added tax) (a)	993,117	811,743
Escrow deposits referring to agreement ICMS 69/98	(217,538)	(190,142)
Other taxes on operating revenues	138,086	228,876

	913,665	850,477

Current	851,399	746,234
Non-current	62,266	104,243

(a) The balance of ICMS comprises amounts resulting from Agreement no. 69/98, which has been questioned in Courts and is deposited on a monthly basis. It also includes the ICMS deferral, based on incentives by the State Government of Paraná.

24. Dividends/interest on shareholders’ equity and profit sharing

	December 31,

	2006	2007

Dividends payable to:
Controlling shareholder	73,160	125,562
Minority shareholders (a)	541,251	890,954
Employees’ profit sharing	76,334	81,328

	690,745	1,097,844

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(a) Includes R$100,261 in 2006 and R$111,539 in 2007 of unclaimed dividends from prior years, which will be recharacterized as to retained earnings if not claimed within three years.

25. Loans and financing

	December 31,

	2006	2007

Financial institutions (a)	3,126,478	2,805,068
Public debentures (b)	1,580,000	1,080,000
Accrued interest	242,496	98,860
Loans from suppliers and others	5,611	1,363

	4,954,585	3,985,291

Current	993,188	377,791
Non-current	3,961,397	3,607,500

a. Financial institutions

     Financing from financial institutions denominated in local currency was as follows:

(i)
At December 31, 2007, local currency financing bore fixed interest of 2.4% to 11.5% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 6.25% per annum at December 31, 2007) plus 2.3% to 5.5% per annum, UMBNDES (National Bank for Economic and Social Development currency basket, which was devalued 16.8% against the Brazilian real in 2007) plus 5.5% per annum, 104% of CDI (Interbank Deposit Certificate rate, which was 11.12% per annum at December 31, 2007). In 2007 the average CDI rate was 11.82% per annum.

(ii)
At December 31, 2006, local currency financing bore fixed interest of 2.4% to 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 6.85% per annum at December 31, 2006) plus 2.3% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency basket, which was devalued 8.52% against the Brazilian real in 2006) plus 5.85% to 6.5% per annum, 104% of CDI (Interbank Deposit rate, which was 13.14% per annum at December 31, 2006) and CDI + 1.0%. In 2006 the average CDI rate was 12.65% per annum.

     Financing denominated in foreign currency was as follows:

(i)
At December 31, 2007, foreign currency financing bore fixed interest rate of 1.75% to 9.38% per annum, a variable interest based on LIBOR and 1.92% above the YEN LIBOR, resulting in a weighted average rate of 3.28% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 5.4% and 1.0825% per annum on December 31, 2007, respectively.

(ii)
At December 31, 2006, foreign currency financing bore fixed interest rate of 0% to 9.38% per annum, a variable interest rate of LIBOR plus 0.5% per annum and YEN LIBOR plus 1.92%, resulting in an average rate of 2.48% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 5.44% and 0.1519% per annum on December 31, 2006, respectively.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Public debentures

     Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. On March 28, 2007 the Company notified the exercise of its right to redeem the totality of the outstanding debentures. The settlement of the principal and interest occurred on April 17, 2007 in the amount of R$518,221, plus R$2,872 related to redemption price.

     Fourth Public Issue: 108,000 non-convertible debentures without renegotiation clause, with unit face value of R$10, amounting to R$1,080,000, carried out on July 1, 2006. Repayment term is seven years, maturing on June 1, 2013. Yield corresponds to an interest rate of 104.0% of CDI and its payment periodicity is semiannual. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the balance sheet date there were no debentures from this issue in treasury.

c. Repayment schedule

     Non-current debt is scheduled to be paid as follows:

2007

2009	493,750
2010	609,107
2011	724,661
2012	640,969
2013	641,720
2014 and after	497,293

3,607,500

d. Interest Rate and Currency analysis

     Total debt is denominated in the following currencies:

	Exchange rate at
	December 31, 2006 and 2007	December 31,

	(Units of one Brazilian real)	2006	2007

Floating Rate Debt:
Brazilian reais		4,052,435	3,296,135
U.S. dollars	2.1380 and 1.7713, respectively	41,336	25,843
Yen	0.017954 and 0.015839, respectively	350,797	241,409

		4,444,568	3,563,387
Fixed Rate Debt:
Brazilian reais		61,973	52,244
U.S. dollars	2.1380 and 1.7713, respectively	447,055	369,136
Yen	0.017954 and 0.015839, respectively	989	524

		510,017	421,904

Total		4,954,585	3,985,291

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

e. Guarantees

     Certain loans and financing raised by the Company’s subsidiary Brasil Telecom S.A. are guaranteed by collateral of receivables from the provision of telephony services and the Company surety.

     For consolidated loans and financing the Company maintains hedging contracts on 60.1% of these US dollar- and yen-denominated loans and financing entered into with third parties to hedge against significant fluctuations in quotations of these debt adjustment indices. As of December 31, 2007, considering the hedging transactions and foreign currency cash investments, the Company had an actual exposure of 3.6% (9.7% as of December 31, 2006). The gains and losses on these contracts are recognized on the accrual basis.

     The debentures issued by Brasil Telecom S.A. are collateralized by an guarantee established by the Company. Under the indenture, the Company, as intervening guarantor, undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the subsidiary related to its debentures.

f. Covenants

     The agreements that govern the Company’s debt contain a number of restrictive covenants, and the failure to comply with them could adversely impact the Company’s business. In particular, the terms of these agreements restrict the Company’s ability, and the ability of its subsidiaries, to incur additional debt, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, a number of the Company’s debt agreements include financial covenants that require the maintenance of certain specified financial ratios. As a general rule, the occurrence of an event of default under one of the Company’s debt agreements may trigger defaults under the Company’s other debt agreements.

     Compliance with these covenants in future periods will depend upon the Company’s financial and operating performance, which may be affected by adverse business, market and economic conditions. If the Company is unable to comply with these covenants, or to obtain waivers from its lenders, the debt obligations may be accelerated and the terms of its debt agreements may be otherwise amended adversely. If the Company is unable to meet the its debt service obligations or comply with the Company’s debt covenants, the Company could be forced to restructure or refinance its indebtedness, seek additional equity capital or sell assets.

26. Swap contracts

     The Company had debt denominated in Yen and entered into several swaps transactions in order to protect against fluctuations in the value of the Yen. The resulting exposure after swap contracts is pegged to the rate of Brazilian interbank deposit certificate (CDI) quoted by CETIP (Central de Custódia e de Liquidação).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The details of the notional values and maturity periods are as follows:

Yen

Number of contracts	49
Notional values ($ thousand)	400,359

Maturity periods ($ thousand):
Up to 1 year	119,656
Greater than 1 year	280,703

     The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

     The swap operations resulted in losses of R$266,572, R$146,536 and R$112,099 during the years ended December 31, 2005, 2006 and 2007, respectively, which were recorded in financial expenses.

     Non-current swap is scheduled to be paid as follows:

2009	114,713
2010	110,607
2011	53,808

279,128

27. Licenses to offer services

	December 31,

	2006	2007

Personal Mobile Service	275,985	242,162
Concession of STFC	67,363	-
Other Licenses	12,033	11,314

Total	355,381	253,476

Current	135,848	78,844
Non-current	219,533	174,632

     The licenses for Personal Mobile Services are represented by the agreements entered into in 2002 and 2004 by 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP services during a fifteen-year period in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid on execution date and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in equal, consecutive annual installments, with maturities scheduled for 2008-2010 (balance of three installments), and 2008-2012 (balance of five installments), depending on the year the agreements were executed. The remaining balance is adjusted based on the variation of IGP-DI, plus 1% per month.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The STFC concession as of December 31, 2006 refers to the provision recognized on an accrual basis by Brasil Telecom S.A., based on the application of 1% of the taxed net revenue. According to the concession agreement in effect, the payment in favor of ANATEL becomes due at each two-year period, set up for April of odd years and equivalent to 2% of net revenue verified in the previous year. The first payment was made in April 2007.

     The amount of other licenses relates to BrT Multimídia and refers to the license granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrT Multimídia took place, which assumed the outstanding balance, with a variation of the IGP-DI, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

28. Provisions for contingencies

a. Contingent liabilities

     The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome as probable, possible or remote, taking into account the opinion of legal counsel.

     Contingencies whose risks are classified as probable are accrued. Contingencies classified as possible are discussed in this note. These proceedings are under discussion at the administrative or judicial level, in all the court levels, from the lower to the extraordinary courts.

     In a number of situations, due to legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the proceedings in discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in Note 16.

     Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and the particular status of each proceeding.

Labor lawsuits

     The provisions for labor lawsuits include an estimate made by the Company’s management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by employees and former employees of the Company and service providers related to labor matters.

Tax lawsuits

     Provisions for tax contingencies refers specially to issues related to the tax collection arisen from disagreements between the management’s understanding, supported by the opinion of the Company’s legal advisors and the Tax Authorities regarding the interpretation, enforcement, legality and constitutionality of tax legislation.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Civil lawsuits

     The reserves for civil contingencies refer to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by risk level

Probable risk contingencies

     Contingencies classified as probable loss risk, which are accrued in liabilities and have the following balances:

	Year ended December 31,

	2006	2007

Labor	487,266	421,759
Tax	178,710	372,896
Civil	346,304	398,899

Provisions	1,012,280	1,193,554
Escrow deposits related to the above provisions	(279,491)	(295,843)

Total provisions, net of escrow deposits	732,789	897,711

Current	175,603	197,472
Non-current	557,186	700,239

Labor

Changes in 2007:

Provisions as of December 31, 2006	487,266
Changes allocated to income	92,119
Monetary adjustment	49,266
Reassessment of contingent risks	(18,158)
Provisions of new lawsuits	61,011
Payments	(157,626)
Subtotal I (provisions)	421,759
Related escrow deposits as of December 31, 2006	(244,579)
Changes in escrow deposits	23,900
Subtotal II (escrow deposits)	(220,679)
Balance as of December 31, 2007, net of escrow deposits	201,080

     The main matters affecting the accrued labor contingencies are as follows:

(i)
Hazardous duty premium - refers to the claim of hazardous duty premium, based on Law No.7369/85, regulated by Decree No. 93412/86, due to the alleged risk of contact by the employee with the electric power system;

(ii)
Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with agreements with trade union. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary.

(iii)
Career plan - refers to the claim for enforcement of the career and salaries plan for employees of Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, allegedly not granted by the former Telesc;

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(iv)	Joint/vicarious liability to outsourced personel – pending claim by outsourced personnel for alleged noncompliance with outsourced personnel’s labor rights by their direct employers;

(v)	Overtime - refers to the claim for the payment of salary and allowances derived from alleged overtime worked;

(vi)	Job reinstatement - claims due to alleged noncompliance of an employee’s special condition which would prevent the termination of the employment contract without cause;

(vii)	Claim for the application of regulation that established the payment of a percentage on the income of Brasil Telecom S.A., attributed to the Santa Catarina Branch; and

(viii)
Supplement to FGTS (severance pay fund) fine arising from understated inflation – refers to claims to increase the FGTS indemnity fine due to the adjustment of accounts of this fund because of inflation effects.

     Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose.

Tax

Changes in 2007:

Provisions as of December 31, 2006	178,710
Changes allocated to income	226,979
Monetary adjustment	16,943
Reassessment of contingent risks	82,176
Provisions of new lawsuits	127,860
Payments	(32,793)
Subtotal I (provisions)	372,896
Related escrow deposits as of December 31, 2006	(1,882)
Changes in escrow deposits	(20,164)
Subtotal II (escrow deposits)	(22,046)
Balance as of December 31, 2007, net of escrow deposits	350,850

     The main accrued lawsuits provisioned refer to the following disputes:

(i)
Federal Taxes - tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way by the Company or on differences in the calculation of these taxes; and

(ii)
State Taxes - claims for payment of ICMS (State value added tax) on transactions that, according to the Company, are not subject to this tax, and discussions on ICMS credits taken by the Company, the validity or legality of which is questioned by the State Tax Authorities.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Civil

Changes in 2007:

Provisions as of December 31, 2006	346,304
Changes allocated to income	331,800
Monetary adjustment	27,611
Reassessment of contingent risks	230,958
Provisions of new lawsuits	73,231
Payments	(279,205)
Subtotal I (provisions)	398,899
Related escrow deposits as of December 31, 2006	(33,030)
Changes in escrow deposits	(20,088)
Subtotal II (escrow deposits)	(53,118)
Balance as of December 31, 2007, net of escrow deposits	345,781

     The accrued lawsuits are as follows:

(i)
Review of contractual terms and conditions - lawsuit filed by an equipment supplier against the subsidiary Brasil Telecom S.A. to claim the revision of contractual terms and conditions due to changes introduced by an economic stabilization plan;

(ii)
Financial Participation Agreements - the TJ/RS (Court of Appeals of Rio Grande do Sul) has issued decisions against the procedure previously adopted by the former CRT, a company merged into Brasil Telecom S.A. in lawsuits related to the application of a rule issued by the Ministry of the Communications. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers - public civil actions related to the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - refers to various ongoing lawsuits, comprising civil liability suits, indemnities for contract termination and consumer matters in progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Possible risk contingencies

     Contingencies with risk level considered possible, and therefore not recorded in the books, are broken down as follows:

	Year ended December 31,

	2006	2007

Labor	488,474	542,427
Tax	2,176,063	2,113,653
Civil	606,938	1,129,591

Total	3,271,475	3,785,671

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Labor

Changes in 2007:

Amount estimated as of December 31, 2006	488,474
Monetary adjustment	68,943
Reassessment of contingent risks	(114,069)
New lawsuits	99,079
Amount estimated as of December 31, 2007	542,427

     The main matters involving possible losses in labor lawsuits are related to joint/vicarious responsibility, supplement of FGTS indemnity fine resulting from understated inflation, hazardous duty premium, promotions and claim of payment of alleged overtime worked.

Tax

Changes in 2007:

Amount estimated as of December 31, 2006	2,176,063
Monetary adjustment	236,555
Reassessment of contingent risks	(478,949)
New lawsuits	179,984
Amount estimated as of December 31, 2007	2,113,653

     The main existing lawsuits are represented by the matters below:

(i)	Social Security (INSS) infraction notices on the addition of captions to the contribution salary allegedly due by the company;

(ii)
Tax infraction notices issued by the Federal Revenue Service due to differences in amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii)	Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenues) to end consumers;

(iv)	ICMS levied on international calls, whose tax liability for the collection is assigned to another operator;

(v)	ICMS - credit and related tax rate difference on interstate purchases made by the Company;

(vi)	ICMS - tax infraction notices on the alleged levy of the tax on the activities described in Agreement No. 69/98;

(vii)	ICMS – tax credit on cancelled invoices;

(viii)	Withholding Income Tax - on hedge transactions for debt coverage;

(ix)
FUST (Telecommunications Universal Service Fund) - due to the illegal retroactivity, according to the Company, of the effects generated by the change in interpretation of its calculation basis by ANATEL.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(x)	ISS (Service Tax) - alleged levy on communications auxiliary services and discussion on the classification of services taxed by the cities listed in the Supplementary Law No. 116/2003.

Civil

Changes in 2007:

Amount estimated as of December 31, 2006	606,938
Monetary adjustment	80,711
Reassessment of contingent risks	(51,671)
New lawsuits	493,613
Amount estimated as of December 31, 2007	1,129,591

     The main existing lawsuits are represented by the matters below:

(i)
Payments made in lawsuits related to the PCT (Community Telephony Program) - the plaintiffs claim from Brasil Telecom S.A. payment in lawsuits related to the contracts resulting from the Community Telephony Program. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice;

(ii)	Lawsuit for damages and consumers; and

(iii)
Contractual - lawsuits related to the claim of a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and later into reais, related to equipment supply and service provision.

Letters of guarantee

     As for contingent liabilities, the Company has contracts for letters of guarantee entered into with financial institutions, as supplementary guarantees for lawsuits in provisional foreclosure and guarantees for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force at the balance sheet date is R$1,381,488 (R$747,754 as of December 31, 2006). The commission charges on these contracts are based on market rates.

b. Contingent assets

     The tax lawsuit below was filed by the Company to claim the refund of taxes paid.

     PIS/COFINS: tax lawsuits challenging the enforcement of Law No. 9718/98, which increased the PIS and COFINS tax basis. The period comprised by the Law was February 1999-November 2002 for PIS and February 1999-January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase of tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Granting Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting judgment of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is considered as probable by the Company’s legal counsel. At balance sheet date, these lawsuits representing unrecognized contingent assets, the total amount is R$17,445 (R$996 of COFINS and R$16,449 of PIS).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

29. Provision for pensions and other benefits

     The benefits described herein are offered to employees of the Company and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans.

a. Supplementary pension plan

     The Company sponsors supplementary pension plans related to retirement for its employees and assisted participants, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged into Brasil Telecom S.A. on December 28, 2000; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

     Bylaws establish the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards the specific plans.

     The sponsored plans are valued by independent actuaries at the balance sheet date. As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution No. 371/00 were adopted. In cases that show a positive actuarial situation, assets are recorded in case of express authorization for offsetting with future employer contributions.

     The balance of provision for pension plans and recoverable contribution of pension plan are as follows:

	December 31,

	2006	2007

Provision for pension plans
FBrTPREV – BrTPREV, Alternativo and Fundador plans	648,567	685,668
PAMEC plan…	646	2,077

Total	649,213	687,745

Current	43,238	101,467
Non-current	605,975	586,278

	December 31,

	2006	2007

Other assets:
TCSPREV………………………………………………	-	74,476

Total (See Note 16)	-	74,476

Current	-	18,743
Non-current	-	55,733

     The characteristics of the sponsored supplementary pension plans are as follows:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

FUNDAÇÃO 14

     Fundação 14 de Previdência Privada was created in 2004 and since March 10, 2005 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL so that the latter provides management and operating services to the TCSPREV and PAMEC-BrT plans until September 30, 2006. Staring this date, Fundação 14 took over the management and operation services of its plans. As of October 31, 2007, Fundação 14 ceased to manage the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

     This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company together with SISTEL were merged, and the SPC exceptionally and provisionally approved the document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Instrument, and the terms and conditions set out in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered starting March 2005 to the defined contribution group. TCSPREV currently serves nearly 66.9% of the staff.

     Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, while the employees’ contribution varies according to the employees’s age, time of service and salary. An entry fee may also be payable depending on the age at which a participant joined the plan. The sponsors are responsible for defraying all administrative expenses and fund risk benefits.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

     The supplementary pension plan - PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and serves participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Plans

PBS-A (Defined Benefit)

     Maintained jointly with other sponsors related to the provision of telecommunications services, intended for participants that had the status of beneficiaries on January 31, 2000.

     Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2007, actuarial appraisal date, the plan presented a surplus.

PAMA - Retirees Health Care Plan/PCE – Special Coverage Plan (Defined Contribution)

     Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, for the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. In March-July 2004 and December 2005-April 2006, there was an incentive to the migration of PAMA pensioners for the new coverage conditions (PCE). Participants who opted for the migration began to contribute to PAMA/PCE.

     The contributions to this plan correspond to 1.5% of payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Pensioners who migrated to the PAMA/PCE also made contributions.

FUNDAÇÃO BrTPREV

     It is the manager originated from the plans sponsored by former CRT, company merged into Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the pensions supplementary to the benefits survival pensions and other benefits provided by the official social security system to participants.

Plans

BrTPREV

     BrTPREV is a defined contribution and settled benefits plan, launched in October 2002, intended to grant pension plan benefits supplementary to those of the official social security benefits and that initially served only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries in March 2003-February 2005, when its offering was suspended. BrTPREV currently serves nearly 23.6% of the staff.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Contributions to this plan are determined based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine funding. Contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,761 (in reais) for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. The Company is responsible for defraying all administrative expenses and fund risk benefits.

Fundador – Brasil Telecom and Alternativo - Brasil Telecom

     Defined benefits plans intended to provide pension benefits supplementary in addition to the benefits of official social security, closed to the entry of new participants. These plans currently serve approximately 0.15% of the staff.

     The regular contribution by the sponsor is equal to the regular contribution of the participant, the rates of which vary according to age, time of service and salary. In the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age he or she joins the plan.

ASSISTANCE PLAN ADMINISTERED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)

     Intended to provide health care to retirees and pensioners linked to the PBT-BrT Group, which is a pension plan administered by Fundação 14.

     The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as that plan is now managed by the Company after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Status of sponsored plans, reassessed at balance sheet date

     The data below refers to the sponsored pension plans that hold obligations of defined benefit:

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV
	2006	2007	2006	2007

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations with benefits granted	1,320,851	1,377,917	227,007	248,428
Actuarial obligations with benefits to be granted	84,750	121,125	193,199	216,011
(=) Total present value of actuarial obligations	1,405,601	1,499,042	420,206	464,439
Fair value of plan assets	(757,034)	(813,374)	(717,764)	(791,362)
(=) Net actuarial liability (asset)	648,567	685,668	(297,558)	(326,923)

CHANGE IN NET ACTUARIAL LIABILITY (ASSET)
Present value of actuarial obligation at beginning of year	1,362,809	1,405,601	337,173	420,206
Cost of interest	147,861	152,349	37,097	46,226
Cost of current service	8,030	5,017	5,285	3,424
Paid benefits, net	(106,759)	(113,102)	(18,072)	(19,887)
Actuarial gains (losses) on the actuarial obligation	(6,340)	49,177	58,723	14,470
Present value of actuarial obligation at end of year	1,405,601	1,499,042	420,206	464,439
Fair value of plan assets at beginning of year	634,894	757,034	645,051	717,764
Return on plan assets	101,017	53,544	89,457	92,228
Regular contributions received by the plan	4,614	3,081	1,328	1,257
Sponsor	4,505	3,081	893	772
Participants	109	-	435	485
Contributions for amortization received from the sponsor	123,268	112,817	-	-
Payment of benefits	(106,759)	(113,102)	(18,072)	(19,887)
Fair value of plan assets at end of year	757,034	813,374	717,764	791,362

(=) Net actuarial liability (asset) (1)	648,567	685,668	(297,558)	(326,923)

(1) Due to the approvals from the Board of Fundação 14 on December 18, s2007, which decided for the allocation of surpluses to a reserve for contingencies, a special reserve in favor of participants, beneficiaries and the sponsor, and sponsors contributions surplus, consolidated assets amounting to R$81,209 were recognized to be offset against future employers contributions. Accordingly, Fundação 14 also made amendments to the Regulations of the TCSPREV Plan, which were filed with the SPC on October 24, 2007. As of the balance sheet date, the consolidated balance of this asset was R$74,476, consisting of R$18,743 and R$55,733 recorded in current and long-term assets, respectively.

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV
	2006	2007	2006	2007

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of current service	8,030	5,017	5,285	3,424
Participants' contributions	(109)	-	(435)	(485)
Cost of interest	147,861	152,349	-	-
Return on plan assets	(101,017)	(53,544)	-	-
Recognized actuarial losses (gains)	(6,340)	49,177	-	-
Total recognized expense	48,425	152,999	4,850	2,939

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 - TCSPREV
	2006	2007	2006	2007

SIGNIFICANT ACTUARIAL ASSUMPTIONS
Actuarial obligation discount rate (6% + Inflation)	11.30%	10.77%	11.30%	11.30%
Estimated inflation rate	5.00%	4.50%	5.00%	5.00%
Estimated salary increase rate	2%	2%	2%	2%
Estimated rate of nominal benefit increase	5.00%	4.50%	5.00%	5.00%
Expected total rate of return on plan assets	13.22%	10.70%	12.86%	12.86%
General mortality biometric table	UP94 + 1	UP94	UP94 + 1	UP94
Disability biometric table	Álvaro Vindas, -20% up to 40; and +30% over 40.	Mercer Disability	Álvaro Vindas, - 20% up to 40; and +30% over 40.	Mercer Disability
Disabled mortality biometric table	IAPB-57		IAPB-57
Turnover rate	Null		Null

ADDITIONAL INFORMATION – 2007
a) Plans’ assets and liabilities are stated as of December 31, 2007. b) The registry data used is from August 31, 2007, projected for December 31, 2007.

	SISTEL - PBS-A		PAMEC
	2006	2007	2006	2007

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations with benefits granted	580,506	604,572	1,471	2,077
Actuarial obligations with benefits to be granted	-	-	58	-
(=) Total present value of actuarial obligations	580,506	604,572	1,529	2,077
Fair value of plan assets	(895,205)	(1,006,475)	(883)	-
(=) Net actuarial liability (asset)	(314,699)	(401,903)	646	2,077

CHANGE IN NET ACTUARIAL LIABILITY (ASSET)
Present value of actuarial obligation at end of year	570,260	580,506	1,099	1,529
Cost of interest	61,684	62,984	122	170
Cost of current service	-	-	5	7
Paid benefits, net	(49,096)	(50,072)	(19)	(52)
Actuarial gains (losses) on the actuarial obligation	(2,342)	11,154	322	423
Present value of actuarial obligation at end of year	580,506	604,572	1,529	2,077
Fair value of plan assets at beginning of year	738,735	895,205	925	883
Return (loss) on plan assets	205,566	161,342	(23)	36
Payment of benefits	(49,096)	(50,072)	(19)	(52)
Plan assets transferred to the Sponsor	-	-	-	(867)
Fair value of plan assets at end of year	895,205	1,006,475	883	-

(=) Net actuarial liability (asset) (1)	(314,699)	(401,903)	646	2,077

(1) In the case of the net actuarial assets of the PBS-A Plan there is no accounting recognition at the Sponsor.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	SISTEL - PBS-A		PAMEC
	2006	2007	2006	2007

EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of current service	-	-	5	7
Cost of interest	-	-	122	170
Return (loss) on plan assets	-	-	23	(36)
Recognized actuarial losses (gains)	-	-	322	423
Total recognized expense	-	-	472	564

SIGNIFICANT ACTUARIAL ASSUMPTIONS
Actuarial obligation discount rate (6% + Inflation)	11.30%	10.77%	11.30%	10.77%
Estimated inflation rate	5.00%	4.50%	5.00%	4.50%
Estimated rate of nominal benefit increase	5.00%	4.50%	5.00%	4.50%
Expected total rate of return on plan assets	13.18%	10.82%	13.75%	N/A
General mortality biometric table	UP94 + 1	UP94	UP94 + 1	UP94

Disability biometric table	N/A		N/A	Mercer Disability
Initial age of benefits	N/A		2007: N/A 2006: 5% at the age of 52; 3% at each subsequent year; 100% at the eligibility for retirement
N/A = Not applicable

ADDITIONAL INFORMATION – 2007
a) Plans’ assets and liabilities are stated as of December 31, 2007.
b) The registry used for PBS-A and PAMEC are from September 30, 2007 and August 31, 2007, respectively, both projected for December 31, 2007.

b. Stock options plan for management and employees

     The Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company and its subsidiaries; the plans described were in effect at the balance sheet date, in accordance with the respective approval dates.

Plan Approved on April 28, 2000

     The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed. The plan is divided into two separate programs:

Program A

     This program prescribed that stock options were granted as the performance goals, established by the Board of Directors for a five-year period, were attained. No option was granted for this program.

Program B

     The exercise price is established by the managing committee based on the market price of one thousand shares on option granting date and will be monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The stock options are vested as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (in shares)
Grant date		Lot	Exercise as from	Exercise deadline
1st	12/20/02	33%	01/01/04	12/31/08	15.69	9,345
		33%	01/01/05	12/31/08	15.69	9,345
		34%	01/01/06	12/31/08	15.69	9,346

2nd	12/19/03	33%	12/19/05	12/31/10	15.89	15,060
		33%	12/19/06	12/31/10	15.89	15,060
		34%	12/19/07	12/31/10	15.89	15,060

3rd	12/22/04	33%	12/22/05	12/31/11	17.30	61,213
		33%	12/22/06	12/31/11	17.30	61,213
		34%	12/22/07	12/31/11	17.30	61,213

     These vesting periods can be anticipated as a result of special events or conditions established in the option granting agreement. Since December, 2004 until the balance sheet date, no options were granted for Program B.

     The information on the general stock options plan is summarized below:

	2006		2007
	Preferred shares options	Average exercise price - R$	Preferred shares options	Average exercise price - R$
Balance at beginning of year	410,737	13.00	270,802	13.00
Extinguished options	(139,935)	13.00	(13,947)	17.30
Balance at end of year	270,802	13.00	256,855	16.88

     Stock options represent 0.05% of total outstanding shares of subsidiary Brasil Telecom S.A. (0.05% as of December 31, 2006).

     Assuming that the options will be fully exercised, the premiums on the related options, calculated based on the Black-Scholes method, payable by the subsidiary, would total R$1,761 (R$532 in 2006).

Plan approved on November 06, 2007

     The new plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP (Performance Unity), at a preestablished price. The amount corresponding to the number of UP’s granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the subsidiary.

     The shares derived from the exercise of options entitle beneficiaries to the same rights granted to the subsidiary’s other shareholders.

     The Board of Directors is responsible for the management of this plan and is vested with full powers for establishing stock options programs, which can be delegated to a compensation committee formed by up to three Board members.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     At the Meeting held on December 14, 2007, the Board of Directors of Brasil Telecom S.A. ratified the approval of two programs related to the new stock options plan, which is effective as of July 1, 2007 and consist of the following:

Program 1

     Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

Program 2

     Stock options under this program are granted annually, on July 1 of every year. Stock options for Program 2 were granted on July 1, 2007 and the exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

     The stock options for programs 1 and 2 are vested as follows:

Program	Granting				Adjusted exercise price (In Brazilian reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	28.91	791,259
		25%	07/01/09	06/30/12	28.91	791,259
		25%	07/01/10	06/30/13	28.91	791,259
		25%	07/01/11	06/30/14	28.91	791,258

2	07/01/07	25%	07/01/08	06/30/11	26.41	217,851
		25%	07/01/09	06/30/12	26.41	217,851
		25%	07/01/10	06/30/13	26.41	217,851
		25%	07/01/11	06/30/14	26.41	217,852

     The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement.

     The stock options balance (UP’s) as of December 31, 2007 represents 2.23% of Brasil Telecom S.A shareholders' equity.

     Assuming that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums on the related options, calculated according to the Binomial stock options pricing model, for this subsidiary would be R$53,462.

c. Other employee benefits

     Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sick pay, transportation allowance, and others.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

30. Shareholders’ equity

a. Share capital

     The issued and paid up capital stock is comprised of preferred shares and common shares, as shown in the table bellow:

	Common	Preferred	Subtotal	Treasury shares	Total

Number of shares as of December 31, 2004 (a)	134,031,688	226,007,753	360,039,441	(1,480,800)	358,558,641
Issuance of shares	-	3,929,773	3,929,773	-	3,929,773

Number of shares as of December 31, 2005 (a)	134,031,688	229,937,526	363,969,214	(1,480,800)	362,488,414

Number of shares as of December 31, 2006 (a)	134,031,688	229,937,526	363,969,214	(1,480,800)	362,488,414
Reverse split of shares	-	(1)	(1)	-	(1)

Number of shares as of December 31, 2007 (b)	134,031,688	229,937,525	363,969,213	(1,480,800)	362,488,413

(a) In thousands of shares
(b) In shares

     The Shareholders' Meeting held on April 27, 2007 approved the reverse split of shares of the Company’s capital stock. Accordingly, the shares will be grouped at the ratio of one thousand (1,000) shares per one (1) share, and the Company’s capital is represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. From the total amount of shares, 1,480,800 common shares are held in treasury.

     The reverse stock split aims at bringing the unit price for quotation of shares to a more appropriate level from the market point of view, and increasing the efficiency of the systems for registration, controls and information disclosure to shareholders. After the approval of the reverse stock split, shareholders had a period of 30 days to adjust their share positions in lots of one thousand (1,000) shares by type, through trading on BOVESPA or an over-the-counter market. After that period, the shares are trade in groups with unit quotation. The remaining shares fractions were separated and grouped into full numbers and sold at an auction held on BOVESPA. The amounts resulting from such auction, after final settlement of the sale, were made available on behalf of the respective shareholders.

     The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 700,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

     By means of a resolution of the Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or prior reserves allocated by the Shareholders’ Meeting. Under these conditions, the capitalization may be carried out without changing the number of shares.

     Capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

     By resolution of the Shareholders’ Meeting or the Board of Directors, the preemptive right on the issue of shares, warrants or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The preferred shares do not have voting rights, except in the cases specified in paragraphs of article 11 and 14 of the Bylaws, but are assured priority in receiving the minimum noncumulative dividend equal to the higher of 6% per year, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per year, calculated on the amount resulting from dividing shareholders’ equity by the total number of the Company’s shares, whichever is greater.

     Subscribed and paid-up capital at the balance sheet date is R$2,596,272 (R$2,596,272 as of December 31, 2006).

b. Treasury shares

     Treasury shares derive from Stock Buyback Programs carried out from 2002 to 2004. On September 13, 2004, a material event was disclosed on the last proposal approved by the Company’s Board of Directors for the buyback of preferred and common shares issued by the Company to be held in treasury or cancellation, or subsequent sale.

     The number of treasury shares is as follows:

	2006		2007
	Common shares (in thousand)	Historical Cost	Common shares	Historical Cost
Balance at beginning of the year	1,480,800	20,846	1,480,800	20,846
Balance at end of the year	1,480,800	20,846	1,480,800	20,846

History cost of the purchase of treasury shares in (R$ per share)	2006(1)	2007
Weighted average cost	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00
(1) Per thousand shares.

     The unit purchase cost considers all the share stock buyback programs.

     By balance sheet date, no common shares purchased had been sold.

     The market value of treasury shares at the balance sheet date was the following:

	2006(1)	2007
Number of common shares in treasury	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	35.00	46.50
Market value	51,828	68,857
(1) Per thousand shares.

     The Company maintains the balance of treasury shares in a separate caption in books. For presentation purposes, the balance of retained earnings used to buy back these is as follows:

	2006	2007
Book balance	2,087,231	2,095,945
Treasury shares	(20,846)	(20,846)
Retained earnings, net of treasury shares	2,066,385	2,075,099

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c. Capital reserves

     Capital reserves are recognized in accordance with the following practices:

     Reserve for share subscription premium: results from the difference between the amount paid on subscription and the portion allocated to capital.

     Other capital reserves: formed by the contra entry of funds invested in income tax incentives.

d. Profit reserves

     The profit reserve is recognized in accordance with the following practices:

     Legal reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is used only to increase capital or absorb losses.

     Unrealized profit reserve: recognized in the years in which the mandatory dividend amount, calculated pursuant to the bylaws or article 202 of Law no. 6404/76, exceeded the realized portion of the net income for the year. The reserve may absorb losses in subsequent years or, when realized, is included in tax basis of adjusted net income calculation for dividend payment purposes. Under the amendments introduced by Law no. 10303/01, net income recorded in the unrealized profits reserve as from 2002 are considered at the amount of the postponed dividend itself. However, while this rule is in effect the unrealized profits reserve will be included, when realized, in the calculation basis of the dividends, which is the case of the unrealized profits reserve that was recognized by the Company.

     Retained earnings: consist of the remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law No. 6404/76, or by the recording of prior years’ adjustments, if applicable.

e. Dividends and Interest on Shareholders’ Equity

     The dividends are calculated according to the Company’s Bylaws and in compliance with the Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law No. 6404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

     By decision of the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under article 9, paragraph 7, of Law No. 9249, of December 26, 1995. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

     Mandatory minimum dividends calculated in accordance with article 202 of Law No. 6404/76.

     The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporate Law and the Company Bylaws are shown in the table below:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2006	2007
Net income for the year	473,654	675,906
Realization of unrealized profits reserve	-	74,180
Allocation to legal reserve	(23,682)	(33,795)
Adjusted net income	449,972	716,291
Mandatory dividends (25% of adjusted net income)	112,493	179,073

     Dividends and Interest on Shareholders´ Equity – JSCP Credited

     The Company credited Interest on Shareholders’ Equity to its shareholders during the year, according to the share position on the date of each credit was made. At the balance sheet date, interest on capital credited, net of withholding income tax, was attributed to dividends.

	2006	2007
Interest on Shareholder’s Equity – JSCP – Credited	413,400	336,300
IRRF (withholding income tax)	(62,010)	(50,445)
Net JSCP	351,390	285,855
Dividends Provisioned, supplementing JSCP	36,572	379,991
Total shareholders’ compensation	387,962	665,846
Common shares	141,866	243,479
Preferred shares	246,096	422,367

Total compensation per share (in Brazilian reais) (1)	2006(2)	2007
Common	1.070272	1.836875
Preferred	1.070272	1.836875
Total shares	1.070272	1.836875
(1)	The calculation of dividends/JSCP per share takes into account shares outstanding at the balance sheet date.
(2)	Per thousand shares.

     Shareholders’ compensation in 2006 and 2007 exceeds the value of mandatory dividends and it is also higher than the value of priority dividends and dividends for common shares, calculated under the same conditions.

31. Expansion plan contributions

     The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule No. 261/97 by the Ministry of Communications, this fund raising mechanism was discontinued and the existing amount of R$7,974 (R$7,974 as of December 31, 2006) derives from plans sold prior to the issue of said Administrative Rule, the corresponding assets to which are already incorporated to the Company’s fixed assets through the PCT (Community Telephony Plant). For reimbursement in shares by subsidiary Brasil Telecom S.A., it is necessary to await a court decision on the suits filed by the interested parties. The balances related to expansion plan contributions as of December 31, 2007 and 2006, are classified as other liabilities in non-current liabilities.

32. Related-parties transaction

     Until 2006, due to the existence of common partners in the Company’s control chain and in control chain of the companies mentioned below, the operations among them were classified as “related-parties transactions”.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Telemig Celular

     The subsidiary Brasil Telecom S.A. maintains with Telemig Celular agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements was R$5,925 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$39,483 (R$32,979 in 2005) and operating revenues of R$74 (R$151 in 2005).

Amazônia Celular

     The subsidiary Brasil Telecom S.A. maintains an agreement with Amazônia Celular concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements was R$1,299 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$13,162 (R$6,101 in 2005).

TIM Celular

     The subsidiaries of the Company maintain agreements with TIM’s cell phone companies concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions was R$65,319 on December 31, 2006. The amounts recorded in income in 2006 are represented by operating revenues of R$116,034 (R$152,611 in 2005) and operating expenses of R$503,175 (R$516,048 in 2005).

Credit Suisse

     As of December 31, 2006, the subsidiary Brasil Telecom S.A. maintained in Credit Suisse an overnight financial investment in the amount of R$111,868, backed by bonds issued by the U.S. treasury, yielding between 5.0% p.a. and 5.2% p.a. The yields of such investment in 2006 was R$113.

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

     In relation to HIGHLAKE, the Company identified that its ownership structure is composed of Opportunity Fund, with 95% of interest.

     In view of Opportunity Fund’s interested in the chain of the Company’s control until, such operations may be classified as “related parties’ transactions”.

     In March 2005, HIGHLAKE settled the promissory note under TCF’s possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

     On April 25, 2005 the balance of fund quotas was redeemed. In 2005, until the redemption date, the subsidiary recorded a financial loss of R$ 640, motivated by the exchange loss of the U.S. dollar in respective period.

     There were not any related-parties transactions in the year ended December 31, 2007.

33. Insurance (not audited)

     The Company has an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

     The assets, liabilities and interests covered by insurance are as follows:

Type	Coverage	Insured amount
		2006	2007
Operating risks	Buildings, machinery and equipment, premises, call centers, towers, infrastructure and IT equipment	12,046,261	12,705,368
Loss of profits	Fixed expenses and net income	9,015,211	8,669,400
Contractual guarantees	Compliance with contractual obligations	143,648	89,405
Civil liability	Telephony service operations	12,000	12,000

     The Company contracted also insurance coverage related to civil liability of management, which also provides coverage for subsidiary Brasil Telecom S.A., whose total approximate amount is equivalent to US$90 million.

     There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

34. Fair value of financial assets and liabilities (financial instruments) and risk analysis

     The Company and its subsidiaries evaluated its assets and liabilities at their book value as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to obtain an amount considered appropriate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts that can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was based on their materiality. Instruments whose amounts approximate their fair values, for example, cash, banks and temporary investments, accounts receivable, assets and liabilities of taxes, pension funds, etc., and whose risk assessment is immaterial, are not mentioned.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     According to their nature, financial instruments may involve known or unknown risks and the Company’s judgment is important for the risk assessment. Thus, there may exist risks with guarantees or without guarantees depending on circumstantial or legal aspects. Some of the main market risk factors affecting the Company’s business are as follows:

a. Credit risk

     Most of the services provided subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in turn, in case of telecommunications public services, is subject to legal standards established by the concession grantor. The risk exists because Brasil Telecom S.A. and subsidiaries may incur in losses arising from the difficulty in receiving amounts billed to its customers. Consolidated default for 2007 was 2.18% (2.54% in 2006), taking into account total losses on accounts receivable in relation to gross revenue. The level of accounts receivable is constantly monitored through internal controls, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services, which should be maintained for national security or defense reasons.

     Subsidiary Brasil Telecom S.A. operates in co-billing related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. This subsidiary controls separately this type of receivables and maintains an allowance for losses that may occur, due to risks of not receiving such amounts.

     As regards mobile telephony, the credit risk in cell phones sales and services provide under the post-paid category is minimized by a credit pre-analysis. Also regarding post-paid services, whose customer base at the end of the year was 20.1% of the total portfolio (29.4% in 2006), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for more than 15 days.

b. Exchange rate risk

     Liabilities

     Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk associated with these liabilities arises from the possibility that exchange rate changes may increase the balance of these liabilities. Consolidated loans subject to this risk represent approximately 16.0% (17.0% as of December 31, 2006) of total liabilities of consolidated loans and financing, less the foreign exchange hedge transactions contracted. In order to minimize this kind of risk, exchange hedge contracts have been entering into with financial institutions. Of the debt installment consolidated in foreign currency, 92.6% (61.6% as of December 31, 2006) is hedged with exchange rate swap and dollar options transactions and foreign currency-denominated cash investments. The unrealized positive or adverse effects in hedge transactions,

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (In thousands of Brazilian reais)

using exchange rate swaps and dollar options, are recorded in the statement of income as earnings or losses, according to the status of each instrument.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Net exposure to exchange rate risk prevailing, at carrying and fair values, was as follows:

	2006		2007
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	840,177	880,803	636,912	655,533
Hedge contracts	398,518	395,612	398,112	397,832
Total	1,238,695	1,276,415	1,035,024	1,053,365
Current	203,824	204,938	213,050	213,528
Non-current	1,034,871	1,071,477	821,974	839,837

     The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at balance sheet date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at balance sheet date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

     In the case of US dollar options, the fair value adopted for accounting recognition has been calculated based on the Black-Scholes model adapted by Garman Kohlhagen to consider specific features of exchange options. Such transactions, which have been contracted with maturity up to February, 2009, recorded as financial expenses, at the balance sheet date, a net loss of R$2,465 represented by R$761 for call options and R$1,704 for put options.

c. Interest rate risk

     Assets

     Consolidated arise from loans bearing interest at the rates below and CDBs (bank certificates of deposit) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called PRO-DF (Economic and Sustained Development Support Program of the Federal District), which bear interest equivalent to 95% of the SELIC rate (Central Bank overnight rate).

     These assets are represented in the balance sheet as follows:

	Carrying and fair values
	2006	2007
Assets
Loans, tied to:
Loans tied to IPA-OG Column 27 (FGV) and IGP-DI	8,409	7,973
Fixed-income securities, tied to:
SELIC rate	3,280	3,709
Total	11,689	11,682
Current	5,557	1,797
Long term	6,132	9,885

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Carrying values match fair values because the current contract terms and conditions for these types of financial instruments are similar to the ones in which those were originated or presented parameters for quotation or contracting.

     Liabilities

     Brasil Telecom S.A. has loans and financing contracted in Brazilian currency subordinated to interest rates indexed to following indices: TJLP (long-term interest rate), UMBNDES (National Bank for Economic and Social Development monetary unit), CDI (Interbank Deposit Rate), and IGP-DI. The risk inherent to these liabilities arises from possible fluctuations in these rates. The market rates are continuously monitored to assess the need to contract instruments to hedge against the fluctuations in these rates.

     In addition to loans and financing, the subsidiary issued public debentures, nonconvertible into or exchangeable for shares. This liability has been contracted at an interest rate tied to CDI and the risk on this liability arises from possible rate increases.

     These liabilities are represented in the balance sheet as follows:

	2006		2007
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans indexed to TJLP	2,240,615	2,261,198	2,112,204	2,123,308
Debentures - CDI	1,625,939	1,628,510	1,088,956	1,088,956
Loans indexed to UMBNDES	185,881	185,990	94,713	94,713
Hedge on Loans indexed to UMBNDES	22,087	21,197	-	-
Loans indexed to IGP/DI	25,501	25,501	26,599	26,599
Other loans	36,472	36,472	25,907	25,907
Total	4,136,495	4,158,868	3,348,379	3,359,483
Current	905,740	913,887	283,725	287,264
Long term	3,230,755	3,244,981	3,064,654	3,072,219

     The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at balance sheet date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at balance sheet date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

d. Risk of failure to tie loans and financing monetary adjustment indexes to accounts receivable

     Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not tied to receivables. Thus, there is a risk because the adjustments of telephone tariffs do not necessarily follow increases in local interest rates, which affect this subsidiary.

e. Contingencies

     Contingencies are assessed according to probable, possible or remote loss. Contingencies considered as of probable risk are recorded in liabilities. Details on these risks are shown in Note 28.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

f. Investment-related risks

     The Company has investments measured under the acquisition cost. The Company recognizes allowance for losses when the expected future cash flows from an investment create prospects of losses.

     Investments measured at cost are immaterial in relation to total assets. The risks associated to them would not produce significant impacts for the Company in case of losses on these investments.

g. Cash investment risks

     Temporary investments in local currency are made in financial investment funds (FIFs) and investments in its own portfolio of private securities (floating rate bank certificates of deposit) issued by prime financial institutions. The FIF’s portfolios consist mainly of federal-government securities (floating, fixed, and foreign exchange rate securities) and CDB’s issued by prime financial institutions (floating rate securities). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and complying with the goals established in their corresponding investment policies. The exposure to market risks is monitored on a daily basis based on the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments.

     Foreign currency-denominated temporary investments are represented by overnight operations backed by securities issued by foreign financial institutions, with low credit risk.

     Short-term investments are represented by investments in securities issued by the Republic of Austria, with remuneration subject to CDI variation, and the Official Credit Institute (ICO), Spanish government entity, bearing fixed interest.

     BrT Celular holds short-term investments in federal government securities to ensure its participation in bids conducted by ANATEL. These investments are represented by LTN (National Treasury Bills), bearing fixed interest rate. The Company has contracted hedge transactions under the exchange rate swap modality to hedge against these securities market rates fluctuations, the yield of which is tied to the percentage variation of CDI.

     Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions, and foreign currency-denominated investments are subject to the exchange rate risk.

     The balances of temporary investments, short-term investments and government securities are shown in Notes 11 and 12, respectively.

h. Risk of Early Maturity of Loans and Financing

     Liabilities derived from financing mentioned in Note 25, related to BNDES agreements, public debentures and most related to financial institutions, have covenants that prescribe the early maturity of obligations or retention of amounts pegged to debt portions in the cases where certain levels for certain indicators, such as indebtedness ratios and leverage (financial covenants), are not met.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     For the financing agreements maintained with BNDES, subsidiary Brasil Telecom S.A. must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of amounts deposited in collection accounts tied to the agreements.

     As of December 31, 2007, the Company is in compliance with all covenants conteined in these agreements and thus no sanctions or penalties set forth in the agreement clauses entered into are being enforced upon the Company.

i. Regulatory risk

     Concession agreements

     Brasil Telecom S.A. entered into with ANATEL local and domestic long distance concession agreements, effective for the period January 1, 2006 - December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the business and several provisions defending consumer’s interests, as noticed by the regulatory agency. The main highlights are:

  The burden of the concession defined as 2% of revenue net of taxes, calculated every two years, started in 2006, and the initial payment was made on April 30, 2007. This will occur successively until concession termination. This calculation method, as regards its accrual, corresponds to 1% for each financial year;
  The definition of new universal service goals, particularly AICE (Special Class Individual Access) with mandatory and progressive offer and the PST’s (Telecommunications Service Centers), fully defrayed by the Brasil Telecom S.A.;
  Possibility of ANATEL imposing alternative mandatory offer plans;
  Introduction of ANATEL’s right to be involved in and change agreements of the concessionaire with third parties;
  Inclusion of the parent company’s, subsidiary’s, affiliated companies’ and third parties’ assets, indispensable to the concession, as returnable assets;
  Creation of the users’ council in each concession;

     Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, scheduled for 2008, as defined in the Regulation for Separation and Accounting Allocation Regulations (Resolution No. 396/05).

     The amendment to the tariff method applicable to the STFC Basic Plan in the Modality Local Service Provided under Public Concession (PBS) – Conversion from Pulses to Minutes, and the implementation of the PASOO (Alternative Mandatory Offer Service Plan) was completed in all areas of operations of the Company on July 31, 2007, in accordance with the regulatory requirements defined by ANATEL in Rules No. 423/05, 432/06 and 450/06. This change permits customers to select one of two mandatory service offer plans (PBS and PASOO), as well as exercising the right to request the detailing on their local calls in the telephone bills.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Bill No. 103/2007 and Bill No. 1.481/2007, in progress as priority bills, to amend Law No. 9394/96 and Law No. 9998/00, provide for the access to digital information networks in educational institutions and permit the use of funds raised by the FUST (Telecommunications Universal Service Fund) by all the telecommunication operators, or even on a decentralized basis, under agreements of the federal government with the States. On the date of the preparation of these financial statements is not possible to assess the future impacts of these bills under discussion on the Company’s results.

     The Executive Board of ANATEL approved on December 21, 2007, the Draft Decree for amending the PGMU (General Plan of Universal Goals Service for the Switched Fixed Telephone Service), and the Draft Amendment to the Concession Agreements. The amendment aims at deploying a support network infrastructure for the Switched Fixed Telephone Service for use of the general public (STFC), for broadband connection via high-speed IP protocol in the cities where such infrastructure is not yet available, taking into account the effectiveness of government policies on the needs of the Brazilian society. It aims at replacing the current universal service goals related to the deployment of PST’s (Telecommunications Services Centers) by backhaul. The replacement of PGMU obligations has been sent to the Ministry of Communications, which will prepare the presidential draft decree to be sent to the President of the Republic. The draft decree prescribes that 20% of the cities will be served by June 2008, 40% by December 2008, 80% by December, 2009, with full service provided by December 2010. On the date of the preparation of these financial statements it is not possible to assess the future impacts of the intended replacement of universal service goals, still in progress, on the results of the Company.

     Third-generation personal mobile services (3G) licenses

     In the bidding process organized by ANATEL for the licenses to offer Personal Mobile Service (SMP) concurrently with the radiofrequency licenses, 14 Brasil Telecom Celular S.A. won the auction conducted in the second half of December 2007 for the acquisition of licenses to operate in sub bands that will allow the Company to offer products related to third generation mobile services network (3G) in its services area. The amount paid for these licenses, effective for a period of fifteen years, extendable once for an equal period, was R$488,235. The execution of an agreement with respect to the license terms is scheduled for February 2008, pursuant to the regulatory procedures of ANATEL. The new and the existing will SMP licenses will be unified within a maximum period of eighteen months as of the publication of the extract of the Radiofrequency Use License Agreement in the Federal Official Gazette, and the distinction of the radiofrequency blocks will be maintained according to the respective original agreements and their effective periods.

     The deployment of the new 3G network will allow to offer SMP customers data communication services at speeds higher than those made available by the current network 2.5G in addition to the mobile voice services. Additionally, the 3G network will operate complementarily to the 2.5G network, allowing the extension and update of BrT Celular’s coverage network and meeting the growth of the customer base.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

35. Subsequent events

Establishment of iG Participações S.A. and assignment of investments among subsidiaries

     On January 7, 2008, iG Participações S.A. (“iG Part”) was established with a capital contribution in the amount of R$5, represented by the issue of five thousand registered common shares with no par value. Subscription and payment were carried out by BrTI and Freelance at the ratio of 98% and 2%, respectively. This company, headquartered in Brasília, DF, is engaged in holding capital in other companies, whether commercial or civil, and other entities, including consortiums, funds, foundations or associations, domestic or foreign, as partner or shareholder, whether a subsidiary or not, which are engaged in activities related to the telecommunications industry or the provisions of internet and similar services.

     On January 10, 2008, iG Cayman assigned its investment held in iG Brasil to iG Part in the amount of R$76,867, which represents a capital contribution corresponding to the issue of 76,866,991 registered common shares with no par value.

BNDES Financing for BrT Celular

     On January 9, 2008 BNDES communicated the approval of a financing in the amount of R$259,100 to 14 Brasil Telecom Celular S.A., to be invested in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing shall have the total term of nine years and six months, with a thirty months grace period, as from which period the payment in eighty four installments shall begin. This financing bears charges based on the TJLP variation, plus 3.52% a year. Funding for this financing, which is already approved by the administrative bodies, is expected to occur in the periods of 2008 and 2009, after executing the contract and according to the procedures of the financing body.

Communications issued on January 9, 2008 and March 5, 2008

      According to the Notices to the Market released on January 9, 20 and 29 and March 4, 2008, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (jointly, the “Companies”) clarified that that they are not involved in any transactions related to the sale of shares in their shareholding structure by their controlling shareholders companies. Also the Companies affirmed that they have not entered into any agreement, be it final or preliminary, on the merger, purchase or sale with Oi/Telemar or with any other company or investment vehicle.

     The Companies also announced that, due to the news regarding a possible transaction involving the acquisition of their control by Oi/Telemar, their controlling group (Solpart Participações S.A., Techold Participações S.A., Invitel S.A. and Zain Participações S.A., “Controlling Companies”) have repeatedly published clarification reiterating that they have evaluated various strategic options for their shareholdings in the Companies. However, they emphasized that, notwithstanding rumors to the contrary, and despite discussions in relation to this subject, the Controlling Companies have not taken any decision regarding the corporate restructuring of the Companies, nor have they entered into any merger, acquisition or sale agreement, not even of a preliminary nature, with Oi/Telemar or with any other company or investment vehicle.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

36. Summary of the differences between Brazilian Corporate Law and US GAAP

     The consolidated financial statements of the Company have been prepared in accordance with Brazilian Corporate Law, which differs in certain significant respects from US GAAP.

     The following is a summary of the significant policies and adjustments to net income (loss) and shareholders’ equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between Brazilian Corporate Law and US GAAP:

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

     Also, under Brazilian Corporate Law, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was calculated, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to self-funding being credited to capital reserves. Starting 1999, Brazilian Corporate Law required capitalization of interest on loans specifically related to financing of construction in progress, and interest on self-financing is no longer allowed.

     Under US GAAP, in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) 34, “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense and should no exceed the amount charged to the Statements of Operations. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31,

	2005	2006	2007

Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	55,383	39,621	29,017
Accumulated capitalized interest on disposals	(8,343)	(9,737)	(12,757)

	47,040	29,884	16,260

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(19,852)	(237)	(21,736)
Accumulated capitalized interest on disposals	13,080	14,835	18,940

Total capitalized interest under Brazilian Corporate Law	(6,772)	14,598	(2,796)

US GAAP Difference	40,268	44,482	13,464

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	168,575	283,236	24,277
Less: Amortization under US GAAP	(109,084)	(190,075)	(254,907)
Difference in accumulated amortization on disposals	(6,299)	(7,206)	(10,967)

US GAAP Difference	53,192	85,955	(241,597)

b. Dividends and interest on shareholders’ equity

     Although under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporate Law they are accounted for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian Corporate Law and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accounted for under US GAAP, if such proposed dividends are subject to approval at the annual Shareholders’ Meeting. In 2006 and 2007 the proposed dividends in excess of the minimum compulsory dividends were reversed in the reconciliation of shareholders’ equity to US GAAP.

c. Pensions and other post-retirement benefits

     Refer to Note 37.a for a discussion of differences between Brazilian Corporate Law and US GAAP as they relate to pensions and other post-retirement benefits. For purposes of the US GAAP reconciliation, the provisions of SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”) have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard.

     Under Brazilian Corporate Law, the Company adopted CVM Deliberation 371 during the year ended December 31, 2001 and recorded an adjustment to opening shareholders’ equity amounting to R$328,381, net of R$162,362, which was recorded as deferred income tax on provision for pension. This adjustment was reversed for US GAAP purposes, since all effects of pensions and other post-retirement benefits have already been recognized after applying SFAS 87 and SFAS 106.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     For US GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e., the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according actuarial valuation. These approaches have not been applied for Brazilian Corporate Law purposes. Under Brazilian Corporate Law the Company recognizes an asset in case of express authorization for offsetting with future employer contribution. As such under the Complementary Law No. 109, only the portion that was not allocated to special reserves of participants beneficiaries and contingencies of the overfunded status was entitled to be recognized under Brazilian Corporate Law.

     On December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘SFAS 158’’). This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$99,841 as of December 31, 2006, net of taxes and minority interest (see Note 37.a).

     Additionally, as required by SFAS No. 158, all plan assets and benefit obligations are measured as of December 31, 2007.

d. Earnings (losses) per share

     Under Brazilian Corporate Law, net income (loss) per share is calculated based on the number of shares outstanding at the balance sheet date. Each American Depositary Share (“ADS”) is equivalent to 5 shares (5,000 shares in 2005 and 2006).

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

     Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater, as defined in the its By-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from adjusted net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 30.e. Diluted earnings per share is computed by increasing the number of shares, calculated by dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The weighted-average shares outstanding for diluted earning per share is not greater than such used in the basic earnings per share calculation since the diluted share issue is that of the Holding Company’s subsidiaries. The weighted-average number of common shares used in computing basic earnings per share for the year ended December 31, 2007 was 132,550,888 (132,550,888 in 2006 and 2005). The weighted-average number of preferred shares used in computing basic earnings per share for the year ended December 31, 2007 was 229,937,525 (229,937,525 in 2006 and 229,282,563 in 2005). The weighted-average number of common share and preferred share for 2005 and 2006 were restated to conform with current year and to reflect the change in capital structure related to reverse split of shares occurred in 2007 (See Note 30.a). The Company’s subsidiaries have received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 30). These shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. These shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. Additionally, the 256,855 (270,802 in 2006) thousand preferred stock options granted under the stock option program approved on April 28, 2000 for officers and employees mentioned in Note 29.b were not considered in the calculation of the diluted earnings per share, as the program only contemplates stock options to acquire shares in the company´s subsidiary, Brasil Telecom S.A. The stock options granted under the program approved on November 6, 2007 for subsidiary Brasil Telecom S.A. is antidilutive, since the settlement of the options will occur through treasury shares with grant of repurchase of the shares.

     If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

     The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential non-cumulative dividend and to priority over the common shares in the event of its liquidation. In 2005, 2006 and 2007, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders.

e. Income taxes

     The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for accounting for deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).

     Under US GAAP, if a valuation allowance is recognized for a deferred tax asset at the acquisition date, recognized benefits for those tax deductions after this date should be applied first to reduce to zero any goodwill related to that acquisition, second to reduce to zero other non-current intangible assets related to that acquisition, and third to reduce income tax expense. As described in Note 9, iG Brasil recorded tax loss carryforwards amounting to R$50,330 in 2005. Under US GAAP, the recognition of this benefit is accounted for as a reduction of the valuation allowance against goodwill. Thus, the change in the valuation allowance during the year was as follows:

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Deferred tax valuation allowance as of December 31, 2005	129,416

Increase in unrecognized tax losses of subsidiaries (VANT, BrT Multimídia, BrT CSH and BrT CS)	7,452

Deferred tax valuation allowance as of December 31, 2006	136,868

Increase in unrecognized tax losses of subsidiaries (VANT, BrT Multimídia, BrT CS and NTP)	201

Deferred tax valuation allowance as of December 31, 2007	137,069

     Deferred tax assets on tax losses in the amount of R$137,069 (R$136,868 in 2006) were not recognized as of December 31, 2007 (that means, for US GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries.

f. Interest expense, interest income and accrued interest

     Brazilian Corporate Law requires interest expense and income, as well as other financial charges, to be shown as part of operating income (expense) and accrued interest as a part of loans and financing within liability balance. Under US GAAP, interest expense and income, as well as other financial charges, would be shown after operating income (expense) within statements of operations and accrued interest would be included in accounts payable within the balance sheet.

g. Permanent assets

     Brazilian Corporate Law has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP, the assets in this classification would be non-current assets and property, plant and equipment. Gains and losses on the disposal of permanent assets are presented in Note 8. Such gains and losses are classified as non-operating expense for Brazilian Corporate Law. Under US GAAP, such gains and losses would affect operating income (expense).

h. Funds for capitalization

i. Resources for capital increase and expansion plan contributions

     Under Brazilian Corporate Law, resources for capital increases and expansion plan contributions received are included in the balance sheet as non-current liabilities until the subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases.

     Effective January 1, 1996, indexation of the expansion plan contributions was no longer applied and, for contracts signed as from that date, Telebrás (the Company’s former controlling shareholder) was allowed the option of using a value per share equal to the market value, when this value was higher than book value. For US GAAP purposes, a portion of the resources for capital increase and expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the resources for capital increase and expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed. As of December 31, 2007 all balance was fully amortized.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

ii. Donations and subsidies for investments

     Under Brazilian Corporate Law, those amounts which comprise principally the excess of the value of property, plant and equipment incorporated into the assets over the corresponding credits for expansion plan contributions received are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense. As of December 31, 2007 all balance was fully amortized.

i. Valuation of long-lived assets

     SFAS 144 provides a single accounting model for the disposal of long-lived assets. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not affect the Company’s consolidated financial statements.

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

     Brazilian Corporate Law does not require the two steps approach to determine potential asset impairment, but requires measurement of recoverability for long-lived assets on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian Corporate Law and US GAAP.

     Under Brazilian Corporate Law, impairment losses would be recorded as non-operating expenses. Under US GAAP, impairment losses are recorded as operating expenses. Additionally, under Brazilian Corporate Law the gains (losses) on disposal of permanent assets and write-off of permanent assets due to obsolescence (as presented in Note 8) are considered a non-operating item, while under US GAAP they are all considered operating expenses.

j. Stock options

     Under US GAAP, the Company accounts for stock options in accordance with SFAS 123, “Accounting for Stock-Based Compensation”, which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black-Scholes option-pricing model was used to estimate the grant date fair value of its options granted. Under Brazilian Corporate Law, there is no requirement to account for stock options at fair value.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is four years. An amount of R$7,881 was recognized for US GAAP purposes as stock option compensation expense (expenses of R$100 in 2006 and income of R$1,637 in 2005 related to forfeitures). No stock option compensation expense was recognized for Brazilian Corporate Law purposes. In accordance with SFAS No. 123(R) “Accounting for Stock-based Compensation”, since the options are adjusted for the Brazilian consumer price index, the Company accounts for its stock option plan by accruing a liability at fair value relating to the options issued under the plan at each period end. The Company did not record any effect in adoption of SFAS No. 123(R) due to previously classification of its stock options as liability.

     See detailed disclosure relating to the options in Note 37.b.

k. Revenue recognition

i) Activation and installation fees

     Under Brazilian Corporate Law revenues from activation and installation fees are recognized upon activation of customer services. Under US GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

ii) Sales of public telephone cards

     Under Brazilian Corporate Law, revenues from public telephone phone cards are recognized when the cards are sold. Under US GAAP, revenues generated from sales of public telephone cards are recognized as such services are provided. For US GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public telephone card credits outstanding as of each consolidated balance sheet date.

l. Goodwill & other intangible assets and business combination

Goodwill & other intangible assets

     Under Brazilian Corporate Law goodwill represents the difference between historical book value of the assets acquired and liabilities assumed and the purchase price, and it is amortized over the estimated period over which the Company expects to benefit from the goodwill. This period is determined based on the reasons attributed by management for the payment of goodwill. Impairment, if any, is measured to the extent that the unamortized balance of goodwill exceeds the expected future profits of the business.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The amortization of the goodwill recognized under Brazilian Corporate Law has been reversed under US GAAP in connection with the adoption of SFAS 142.

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

     Under Brazilian Corporate Law, goodwill amortization is classified in operating or non-operating expenses, depending on its origin. Under US GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

Business combinations

i) Purchase of minority interests in the eight operating companies formerly held directly by the Company.

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

ii) Purchase of controlling interest in CRT

     On July 31, 2000, the Company purchased all of the outstanding shares of TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT) for R$1,517,574.

     In accordance with US GAAP, the Company registered goodwill in the amount of R$1,037,676 and an adjustment to reduce the fixed assets to their fair value in the amount of R$53,128.

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets.

     Additionally, the amortization of the recomputed goodwill recognized in 2005 and 2006 under Brazilian Corporate Law, in the amount of R$113,680 and R$11 respectively, has been reversed under US GAAP in connection with the adoption of SFAS 142.

     The remaining amount of goodwill under US GAAP purposes is R$886,764 as from January 1, 2002.

iii) Purchase of minority interest in CRT

     On December 28, 2000, the Company exchanged its shares for the remaining outstanding shares of CRT. The exchange ratio was based on the market value of CRT shares and the market value of the Company’s shares at December 1, 2000. The purchase was recorded under Brazilian Corporate Law based on the book value of the CRT shares as of December 1, 2000, so no goodwill arose for Brazilian Corporate Law purposes.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Under US GAAP, the purchase price of the minority interest in CRT was determined on December 28, 2000. The net effect of recording the purchase on the transaction’s closing date was R$6,129, which was recorded on shareholders’ equity. Additionally, the Company registered goodwill in the amount of R$169,412 and an adjustment to reduce the fixed assets to their fair value in the amount of R$108,174.

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. The remaining amount of goodwill under US GAAP purposes is R$135,531 as from January 1, 2002.

iv) Step up in basis of companies under common control

     Under US GAAP, Emerging Issues Task Force 90-5, “Exchanges of Ownership Interests between Entities under Common Control”, when an exchange of shares between companies under common control takes place, the parent company’s basis in the subsidiaries should be reflected (or “pushed down”) as the basis in the financial statements of the surviving entity. The parent company, which originally acquired the nine operating companies in the privatization auction (Solpart) in August 1998, recorded significant goodwill in that purchase. This goodwill, along with the step up in the basis of the fixed assets to fair value at the time of the purchase, results in an increase in the combined assets, as well as in the Company’s shareholders’ equity of R$982,090 (R$589,630 of future profitability and R$392,460 of asset value).

     Due to purchase of minority interest of eight operating companies subsequently merged, in 2000, the Company recognized, under US GAAP, the amount of R$395,068 recorded as a tax credit under Brazilian Corporate Law reducing the amount of goodwill.

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

     Under US GAAP, the purchase price was allocated as intangible assets of R$78,615 and goodwill of R$65,322.

     The intangible assets recorded under US GAAP consist of the Customer List R$11,572 and Trademark R$67,043. The valuation of the intangible assets followed the methodology of Income Approach. This method of estimating value has involved the discounting or capitalizing of an income stream. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business.

     The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition date. Trademark and goodwill recognized in a business purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill and intangible assets impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

vi) Goodwill Group BrT Cabos Submarinos (GlobeNet)

     During the second quarter of 2003, BrTI invested, as shareholder or quota holder, of the Group BrT Cabos Submarinos (formerly known as GlobeNet). This acquisition generated goodwill in an amount of R$6,324, which is being amortized under Brazilian Corporate Law in five years, and has been reversed under US GAAP in connection with the adoption of SFAS 142.

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

     The valuation of the intangible assets followed the income approach. This method of estimating value involved the discounting the income stream associated with the related intangible asset. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business

viii) Purchase of controlling interest in iG Group

     The Company held a participation of 9.41% of the capital stock of Internet Group and until April 02, 2004, the investment was valuated by cost. On April 02, 2004, the Company purchased an additional interest of 12.25% in iG Group capital for R$150,114. On November 24, 2004, the Company purchased an additional interest of 50.75% of iG Group capital for R$143,664 and became owner of 63.0% of its capital stock. The results of iG Group operations have been included in the consolidated financial statements as from such date. On July 31, 2005, the Company purchased an additional interest of 25.61% of iG Group capital stock for R$54,651.

     Under US GAAP, the purchase price of these acquisitions was allocated as intangible assets of R$52,907 and goodwill of R$260,292.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Intangible assets consist of the customer list valued at R$5,983 and trademark value of R$46,924. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition dates. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142.

     The remaining amount of the goodwill was R$209,962 at December 31, 2007

Allocation of goodwill by segment

     The Company has goodwill reportable by following segments: (i) fixed telephony and data transmission segment comprised of BrT, BrT Cabos Submarinos Companies and BrT Multimídia; (ii) internet segment comprised of iG Group and iBest Group.

     Below are the changes in the carrying amount of goodwill under US GAAP by reportable segment:

	Fixed Telephony
	and data	Internet	Total
	transmission

Balance as of December 31, 2005, 2006 and 2007	1,185,784	275,285	1,461,069

     The segments are tested for impairment in accordance to the SFAS 142 and the Company did not record any impairment losses for the periods presented.

Intangible assets by segment

     The amount of intangible assets subject to amortization is as follows (also see Note 19 for disclosures on the Company’s other intangible assets):

	As of December 31, 2007

Amortized intangible assets	Gross Carrying	Accumulated
	Amount	Amortization	Net book value

Fixed Telephony and data transmission	44,417	(37,627)	6,790
Customer List	25,607	(19,019)	6,588
Order Backlog List	18,810	(18,608)	202
Internet	17,555	(17,507)	48
Customer List	17,555	(17,507)	48

Total	61,972	(55,134)	6,838

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	As of December 31, 2006

Amortized intangible assets	Gross Carrying	Accumulated
	Amount	Amortization	Net book value

Fixed Telephony and data transmission	44,417	(32,682)	11,735
Customer List	25,607	(14,368)	11,239
Order Backlog List	18,810	(18,314)	496
Internet	17,555	(17,367)	188
Customer List	17,555	(17,367)	188

Total	61,972	(50,049)	11,923

     For de year ended on December 31, 2005, 2006 and 2007 the aggregated amortizations expenses were:

	Fixed	Internet
	Telephony and
	data
	transmission

2005	14,777	3,844
2006	8,444	1,197
2007	4,945	140

     The expected future annual amortization for these intangible assets as of December 31, 2007 is as follows:

Estimated Amortization Expense	Fixed	Internet
	Telephony and
	data
	transmission

2008	2,958	34
2009	1,690	10
2010	968	3
2011	504	1
2012	286	-

     The amount of intangible assets that are not subject to amortization, but are annually tested by impairment, under US GAAP, is as follows:

	As of December	As of December
	31, 2006	31, 2007

Internet
Trademark	113,967	113,967

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

m. Derivative financial instruments

     Under Brazilian Corporate Law, swap contracts are recorded on the balance sheet based on the net amount to be received or paid. For US GAAP purposes, the Company applied SFAS 133, “Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 (collectively, “SFAS 133”). Under SFAS 133, the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met. The Company did not account for any derivative transactions using hedge accounting.

n. Capital leases

     Brazilian Corporate Law does not require capitalization of assets acquired through capital lease arrangements. Virtually all lease contracts are considered as operating leases, with charges being recorded in statements of operations throughout the period of the lease arrangement. The residual value, often reached at a bargain purchase option, after the period of the lease arrangement is capitalized and depreciated over the estimated useful remaining life.

     US GAAP requires capital lease arrangements defined under SFAS 13 to be capitalized as property, plant and equipment and depreciated over the estimated useful life of the asset.

o. Pre-operating costs

     According to Brazilian Corporate Law all expenses registered during the pre-operating stage of the Company’s subsidiaries BrT Celular and BrT Call Center are deferred until the subsidiaries start their operations, when the deferred expenses are amortized over the future period of which the subsidiaries expect to benefit from these expenses.

     Under US GAAP, expenses registered during the start-up stage and organizations of a development stage entity are expensed as incurred, according to Statement of Position 98-5 “Reporting on the Costs of Start-up activities”.

p. Asset retirement obligations

     Under US GAAP SFAS No. 143 “Accounting for Asset Retirement Obligations” is required the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the related asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company has certain legal obligations related to infrastructure regarding remediation of leased land and buildings on which the Company’s network assets are located. These obligations are accounted for under SFAS 143 for US GAAP purposes. Under Brazilian Corporate Law, asset retirement obligations are not recorded.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The calculation of the provision is based on the amounts of the actual contracts with third parties for the removal of the infrastructure. As the contracts are readjusted annually, no discount rates were considered in the fair value calculation.

     The reconciliation of the provision for asset retirement obligations is as follows:

	2005	2006	2007

Balance - Beginning of year	1,084	1,859	6,757
Accretion expense	775	4,898	7,168

Balance - End of year	1,859	6,757	13,925

     Additionally, the depreciation of the asset retirement obligation recognized in 2005, 2006 and 2007 composed the reconciliation of net income (loss) in the amount of R$64, R$2,503 and R$5,250, respectively.

q. Comprehensive income

     Brazilian Corporate Law does not recognize the concept of comprehensive income.

     Under US GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “Other comprehensive income”, which include charges or credits directly to equity that are not the result of transactions with shareholders. The Company’s accumulated comprehensive income at December 31, 2007 and 2006 relates to the adoption of SFAS No. 158.

r. Cash and Cash Equivalents

     Under US GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and original maturities of 90 days or less. The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under Brazilian Corporate Law. Although the investments have a high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents and are classified as trading securities. The effect of this difference on the Company’s balance sheets and statements of cash flows for the periods presented is as follows:

	2006	2007

Cash and cash equivalents under Brazilian Corporate Law	3,973,952	3,364,546
Difference due to definition of temporary investments	(3,551,216)	(2,634,541)

Cash and cash equivalents under US GAAP	422,736	730,005

(1) Cash and cash equivalent is comprised of cash, banks and temporary investments.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Cash Flows	2005	2006	2007

Operating activities under Brazilian Corporate Law	2,660,461	2,661,914	3,281,178
Cash flows relating to short-term investments under US GAAP	431,106	(1,299,533)	916,675
Operating activities under US GAAP	3,091,567	1,362,381	4,197,853

Cash and cash equivalents at beginning of the year under Brazilian Corporate Law	3,226,593	2,613,773	3,973,952

Difference in temporary investments at beginning of the year	(2,682,789)	(2,251,683)	(3,551,216)

Cash and cash equivalents at beginning of the year under US GAAP	543,804	362,090	422,736

Increase (decrease) in cash and cash equivalents under Brazilian Corporate Law	(612,820)	1,360,179	(609,406)
Cash flows to short-term investments under US GAAP	431,106	(1,299,533)	916,675

Cash and cash equivalents at end of year under US GAAP	362,090	422,736	730,005

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net income (loss) reconciliation of the differences between Brazilian Corporate Law and U. S. GAAP Years ended December 31, 2005, 2006 and 2007

	Note	2005	2006	2007

Net income (loss) as reported under Brazilian Corporate Law		(29,555)	470,368	671,290
Add/(deduct):
Different criteria for:
Capitalized interest	36(a)	40,268	44,482	13,464
Amortization of capitalized interest	36(a)	53,192	85,955	(241,597)
Pensions and other post-retirement benefits
SISTEL	36(c)/37(a)	38,202	-	-
FBrTPrev/PAMEC	36(c)/37(a)	263,459	(29,549)	95,792
TCSPREV	36(c)/37(a)	-	63,323	(23,403)
Amortization of deferred credit on contributions plan expansion	36(h)	43,012	36,799	91,334
Other consolidation adjustments		7,685	6,779	5,198
Reversal of amortization of goodwill attributable to purchase of control and minority interests in CRT	36(l) (ii)/(iii)	113,680	11	-
Reduction of depreciation of Step-up in fair value related to purchase of control and minority interest in CRT	36(l) (ii)/(iii)	11,789	23,733	26,457
Depreciation of step-up in basis of companies under common control	36(l) (iv)	(23,265)	-	(39,860)
Amortization customer list of iBest	36(l) (v)	(224)	(31)	(4)
Amortization intangibles of BrT Multimídia	36(l) (vii)	(20,371)	(11,729)	(9,115)
Amortization intangibles of iG	36(l) (viii)	(3,620)	(1,166)	(136)
Reversal of amortization of goodwill GlobeNet	36(l) (vi)	1,881	1,881	1,881
Reversal of amortization of goodwill iBest	36(l) (v)	24,975	3,594	14,055
Reversal of amortization of goodwill BrT Multimídia	36(l) (vii)	23,269	23,269	23,268
Reversal of amortization of goodwill iG	36(l) (viii)	82,901	53,355	53,869
Reversal of provision for deferred tax asset – acquisition of iG	36(l) (viii)	(50,330)	-	-
Deferred revenue, net of related costs - activation and installation fees	36(k) (i)	11,215	2,179	8,334

Deferred revenue - public telephone cards	36(k) (ii)	(1,364)	6,957	(9,192)
Change in fair value of derivative financial instruments	36(m)	(16,747)	(16,722)	(3,516)
Capital leases	36(n)	136	(4,386)	(3,291)
Pre-operating costs of mobile operations and call center	36(o)	-	(926)	(9,752)
Reversal of pre-operating costs of mobile operations and call center amortization	36(o)	38,918	38,598	38,919
Asset retirement obligations	36(p)	(64)	(2,503)	(5,250)
Compensation cost of stock options	36(j)/37(b)	1,637	(100)	(7,881)
Deferred tax effect of above adjustments		(147,742)	(66,435)	24,077
Minority interest on US GAAP adjustments		(171,871)	(81,029)	(12,471)

US GAAP net income		291,066	646,707	702,470

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2005	2006	2007

Net income per thousand shares in accordance with US GAAP:

US GAAP net income – allocated to common shares – basic and diluted	106,626	236,481	256,872

US GAAP net income – allocated to preferred shares – basic and diluted	184,440	410,226	445,598

Weighted average shares outstanding:
Common shares – basic	132,550,888	132,550,888	132,550,888
Common shares – diluted	132,550,888	132,550,888	132,550,888
Preferred shares – basic	229,282,563	229,937,525	229,937,525
Preferred shares – diluted	229,282,563	229,937,525	229,937,525

US GAAP net income per share:
Common shares – basic	0.80	1.78	1.94
Common shares – diluted	0.80	1.78	1.94
Preferred shares – basic	0.80	1.78	1.94
Preferred shares – diluted	0.80	1.78	1.94

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian Corporate Law and US GAAP
As of December 31, 2006 and 2007

	Note	2006	2007

Total shareholders’ equity as reported under Brazilian Corporate Law		5,277,602	5,246,513
Add/(deduct):
Different criteria for:
Capitalized interest	36(a)	(749,370)	(735,906)
Amortization of capitalized interest	36(a)	1,171,892	930,295
Reversal of accrued dividends	36(b)	36,572	379,991
Pension and other post-retirement benefits
SISTEL:
US GAAP gain on plan curtailment and settlement	36(c)/37(a)	176,607	176,607
US GAAP accrued pension cost	36(c)/37(a)	(176,607)	(176,607)
TCSPREV	36(c)/37(a)	297,558	252,447
Contributions to plant expansion:
Amortization of deferred credit	36(h)	807,481	898,815
Subscribed capital stock	36(h)	(640,688)	(640,688)
Donations and subscriptions for investment	36(h)	(258,127)	(258,127)
Goodwill attributable to purchase of minority interests in eight operating companies	36(l) (i)	16,464	16,464
Goodwill attributable to purchase of controlling and minority interest in CRT	36(l) (ii)/(iii)	1,022,295	1,022,295
Step-up in fair value related to purchase of control and minority interest in CRT net of reduction in depreciation	36(l) (ii)/(iii)	(61,762)	(35,305)
Net effect of recording purchase of minority interest in CRT on transaction closing date	36(l) (iii)	(6,129)	(6,129)
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation	36(l) (iv)	196,885	157,025
Amortization customer list of iBest	36(l) (v)	(11,567)	(11,571)
Amortization intangibles of BrT Multimídia	36(l) (vii)	(49,357)	(58,472)
Amortization intangibles of iG	36(l) (viii)	(5,800)	(5,936)
Reversal of amortization of goodwill GlobeNet	36(l) (vi)	3,711	5,592
Reversal of amortization of goodwill iBest	36(l) (v)	71,603	85,658
Reversal of amortization of goodwill BrT Multimídia	36(l) (vii)	62,050	85,318
Reversal of amortization of goodwill iG	36(l) (viii)	140,826	194,695
Reversal of provision for deferred tax asset – acquisition of iG	36 (g)/(l) (viii)	(50,330)	(50,330)
Deferred revenue, net of related costs - activation and installation fees	36(k) (i)	(40,299)	(31,965)
Deferred–revenue - public telephone cards	36(k) (ii)	(8,961)	(18,153)
Change in fair value of derivative financial instruments	36(m)	3,796	280
Capital leases	36(n)	(4,858)	(8,149)
Preoperating costs of mobile operations and call center	36(o)	(193,784)	(203,536)
Reversal of pre-operating costs of mobile operations and call center amortization	36(o)	83,947	122,866
Asset retirement obligation	36(p)	(2,571)	(7,821)
Compensations cost of Stock Options	36(j)/37(b)	(100)	(7,981)
Deferred tax effect of above adjustments		(201,838)	(137,811)
Minority interest on US GAAP adjustments		(566,010)	(553,098)

Total shareholders’ equity under US GAAP		6,341,131	6,627,276

Accumulated other comprehensive income	36(c)/37(a)	99,841	47,674

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Statements of changes in shareholders’ equity in accordance with US GAAP
Years ended December 31, 2005, 2006 and 2007

	Note	Total

Balance as of January 1, 2005		6,616,371

Forfeiture of unclaimed dividends		8,400
Dividends and interest on Shareholders’ equity		(912,261)
Net income for the year		291,066

Balance as of December 31, 2005		6,003,576

Forfeiture of unclaimed dividends		4,407
Dividends and interest on Shareholders’ equity		(413,400)
Net income for the year		646,707
Accumulated other comprehensive income	37(a)	99,841

Balance as of December 31, 2006		6,341,131

Forfeiture of unclaimed dividends		8,714
Dividends and interest on Shareholders’ equity		(372,872)
Net income for the year		702,470
Accumulated other comprehensive income	37(a)	(52,167)

Balance as of December 31, 2007		6,627,276

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

37. Additional disclosures required by US GAAP

a. Pension and other post-retirement benefits:

     The Company sponsors various private pension plans designed to provide supplementary retirement benefits and medical assistance to employees and their dependents. These plans are managed by: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (“FCRT”), which administered the benefit plans of CRT, acquired in 2000; and (iii) Fundação de Seguridade Social (“SISTEL”), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System.

     The Company’s bylaws establish the approval of the supplementary pension plan policy and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretaria de Previdência Complementar), as regards the specific plans.

     The plans are valued annually by independent actuaries at the balance sheet date. For December 31, 2006 and 2007, the independent actuarial of the Company was Mercer Human Resource Consulting.

Summary of the plans:

Administration	Plan	Contribution	Sponsor	Status
SISTEL	PBS- A/PAMA	Defined benefit	Multiemployer	Overfunded
Fundação 14	TCSPREV	Defined contribution, settled benefit and defined benefit	Sigle employer	Overfunded
BrT	PAMEC-BrT	Defined benefit	Sigle employer	Underfunded
FBrTPREV	BrTPREV	Defined contribution and settled benefit	Sigle employer	Underfunded
	Founder and alternative plan	Defined benefit	Sigle employer	Underfunded

(i) Single employer - Defined benefit and settled benefit plans

  Plans administered by Fundação 14

     From the date of the split of the only pension plan managed by SISTEL, the PBS, in January 2000, the Company had already predicted a new trend in pension benefits. This new model would result in an independent management model for the TCSPREV pension plan, by means of a specific entity. This trend also occurred in other main SISTEL pension plan sponsoring companies, which each created their respective supplementary pension plan foundations. In this new model, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan. This process, which began in March 10, 2005, was backed by the specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, rendered management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transfer of these plans, which took place on March 10, 2005, up to September 30, 2006. Beginning on this date, Fundação 14 took over the management and operation services of its plans. As of October 31, 2007, Fundação 14 ceased to manage the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, began to manage it.

     A summary of changes in benefit obligation, plan assets and funded status for the years ended December 31, 2006 and 2007 for the Company’s active employees’ defined benefit pension plan was as follows:

	2006	2007

Change in benefit obligation
PBO at beginning of period	337,173	420,206
Service cost (with interest)	5,285	3,424
Interest cost	37,097	46,226
Actual benefit payment	(18,072)	(19,887)
(Gain)/loss on obligation	58,723	14,470

PBO at end of period	420,206	464,439

Change in plan assets
Plan assets at the beginning of period	645,051	717,764
Actual benefits paid	(18,072)	(19,887)
Actual participant contribution	435	485
Actual employer contribution	893	772
Actual return on plan assets	89,457	92,228

Plan assets at end of period	717,764	791,362

Funded status at end of year	(297,558)	(326,923)

     The net periodic pension cost for 2005, 2006 and 2007 for the Fundação 14 administered plan was as follows:

	2005	2006	2007

Service cost	4,090	5,285	3,424
Interest cost	35,187	37,097	46,226
Expected return on assets	(84,820)	(78,604)	(90,960)
Amortization of gains (loss), prior service cost and
transition obligation	(6,443)	(10,515)	(8,281)
Expected Participants Contributions	(576)	(537)	(710)

Net periodic pension cost (income)	(52,562)	(47,274)	(50,301)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Amounts recognized in accumulated other comprehensive income - pre-tax at December 31:

	2006	2007

Transition obligation (asset) not yet recognized in NPPC at beginning of period	5,131	3,830
Transition obligation recognized in NPPC during period	(1,301)	(1,301)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	(108,149)	(102,513)
Prior service cost recognized in NPPC during period	5,636	5,636
(Gain)/loss not yet recognized in NPCC at beginning of period	(189,704)	(135,552)
(Gain)/loss recognized in NPCC during period	6,180	3,946
Total net actuarial (gain)/loss arising during period	47,971	13,426

Total recognized in accumulated other comprehensive loss/(income) at year end	(234,236)	(212,528)

     The amounts for the TCSPREV plan expected to be recognized in the next period benefit cost are as follows:

TCSPREV

Service cost (with interest)	3,894
Interest cost	48,577
Expected return of plan assets	(82,015)
Amortization of (gain)/loss	(2,409)
Amortization of prior service cost	(5,636)
Amortization of transition obligation	1,301
Expected participation contribution	(722)

Net periodic cost	(37,010)

     The changes in the accrued pension cost for the Fundação 14 administered plan for the year ended December 31, 2006 and 2007 were as follows:

	2006	2007

Accrued pension cost at the beginning of the year	(15,155)	(63,322)
Net periodic cost for the year	(47,274)	(50,301)
Company contributions during the year	(893)	(772)

Prepaid pension cost at the end of the year	(63,322)	(114,395)

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The actuarial assumptions used in 2005, 2006 and 2007 were as follows:

	2005	2006	2007

Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	2.00%
Expected long-term rate of return on plan assets	6.99%	7.48%	5.77%

     The rates are real rates and exclude inflation.

     The weighted-average asset allocation of the Fundação 14 administered plan at December 31, 2006 and 2007 was as follows:

	Asset Allocation

Asset Category	2006	2007

Equity securities	15.62%	21.06%
Debt securities	83.50%	77.85%
Loans	0.88%	0.84%
Other	0.00%	0.25%

Grand Total	100.00%	100.00%

     The pension funds’ investment strategy is described in its investment policy, which is approved annually by the pension fund’s board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plans’ interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute to the Fundação 14 administered plan in 2008 in the following amounts:

TCSPREV
Defined benefit	1,149
Defined contribution	17,342

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

TCSPrev

2008	27,502
2009	31,042
2010	34,208
2011	37,624
2012	41,399
2013-2017	253,032

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The funded status of the pension and post retirement plans under Brazilian Corporate Law and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian Corporate Law and US GAAP.

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

     A summary of changes in benefit obligation, plan assets and funded status for the years ended as of December 31, 2006 and 2007 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

	2006	2007

Change in benefit obligation
PBO at beginning of period	1,362,809	1,405,601
Service cost (with interest)	8,030	5,017
Interest cost	147,861	152,349
Actual benefit payment	(106,759)	(113,102)
(Gain)/loss on obligation	(6,340)	49,177

PBO at end of period	1,405,601	1,499,042

Change in plan assets
Plan assets at the beginning of period	634,894	757,034
Actual benefits paid	(106,759)	(113,102)
Actual participant contribution	109	-
Actual employer contribution	127,773	115,898
Actual return on plan assets	101,017	53,544

Plan assets at end of period	757,034	813,374

Funded status	648,567	685,668

     The net periodic pension cost for FBrTPREV for the year ended December 31, 2005, 2006 and 2007 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2005	2006	2007

Service cost	141	8,030	5,017
Interest cost	164,212	147,861	152,349
Expected return on assets	(86,288)	(79,158)	(99,893)
Amortization of (gains) losses	(16,110)	1,552	1,217
Expected Participants Contributions	(361)	(146)	(120)

Net periodic pension cost	61,594	78,139	58,570

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Amounts recognized in accumulated other comprehensive income – pre-tax at December 31:

	2006	2007

Prior service cost (credit) not yet recognized in NPPC at beginning of period	20,885	19,332
Prior service cost (credit) recognized in NPPC during period	(1,552)	(1,552)
(Gain)/loss not yet recognized in NPCC at beginning of period	17,870	(10,292)
(Gain)/loss recognized in NPCC during period	-	335
Total net actuarial (gain)/loss arising during period	(28,163)	95,646

Total recognized in accumulated other comprehensive loss/(income) at year end	9,040	103,469

     The amounts expected to be recognized in the next period benefit cost are as follows:

BrTPREV

Service cost (with interest)	6,110
Interest cost	154,904
Expected return of plan assets	(85,325)
Amortization of prior service cost	1,552
Expected participation contribution	(108)

Net periodic cost	77,133

     The changes in the accrued pension cost for the plans administered by FBrTPREV for the year ended December 31, 2006 and 2007 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2006	2007

Accrued pension cost at the beginning of the year	689,161	639,527
Net periodic cost for the year	78,139	58,570
Company contributions during the year	(127,773)	(115,898)

Accrued pension cost at the end of the year	639,527	582,199

     The actuarial assumptions used in 2006 and 2007 were follows:

	2006	2007

Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%
Expected long-term rate of return on plan assets	7.83%	5.93%

     The above are real rates and exclude inflation.

     The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2006 and 2007 were as follows:

	Asset Allocation

Asset Category	2006	2007

Equity securities	11.17%	16.06%
Debt securities	84.05%	79.57%
Real estate	3.98%	3.10%
Loans	0.80%	0.99%
Other	0.00%	0.28%

Grand Total	100.00%	100.00%

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The pension funds’ investment strategy is described in its Investment Policy, which is approved annually by the pension fund’s board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute to the FBrTPREV administered plans in 2008 in the following amounts:

Defined benefit	91,853
Defined contribution	7,989
Administrative expense	7,553

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008	124,683
2009	130,274
2010	136,197
2011	142,424
2012	148,196
2013-2017	825,600

  Assistance plans administered by the Company

     The PAMEC-BrT plan is an assistance plan which intends to provide health care to retirees and pensioners linked to the PBT-BrT Group, which belongs to TCSPREV plan administered by Fundação 14.

     After the transfer of management of the plan by Fundação 14 to the Company, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     A summary of changes in benefit obligation, plan assets and funded status for the years ended December 31, 2006 and 2007 for PAMEC assistance plan was as follows:

	2006	2007

Change in benefit obligation
PBO at beginning of period	1,099	1,529
Service cost (with interest)	5	7
Interest cost	122	170
Actual benefit payment	(19)	(52)
(Gain)/loss on obligation	322	423

PBO at end of period	1,529	2,077

Change in plan assets
Plan assets at the beginning of period	925	883
Actual benefits paid	(19)	(52)
Actual return on plan assets	(23)	36
Transferred asset	-	(867)

Plan assets at end of period	883	-

Funded status at end of year	646	2,077

     The net periodic pension cost for 2005, 2006 and 2007 for PAMEC assistance plan was as follows:

	2005	2006	2007

Service cost	1	5	7
Interest cost	98	122	170
Expected return on assets	(163)	(104)	(118)
Amortization of gains (loss), prior service cost and transition obligation	(19)	-	9

Net periodic pension cost (income)	(83)	23	68

     Amounts recognized in accumulated comprehensive income – pre-tax at December 31:

	2006	2007

(Gain)/loss not yet recognized in NPCC at beginning of period	(110)	340
(Gain)/loss recognized in NPCC during period	-	(9)
Total net actuarial (gain)/loss arising during period	450	1,372

Total recognized in accumulated other comprehensive loss/(income) at ended year	340	1,703

     The amounts of PAMEC plan expected to be recognized in the next period benefit cost are as follows:

PAMEC

Interest cost	219
Amortization of (gain)/loss	73

Net periodic cost	292

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The changes in the accrued pension cost for the PAMEC assistance plan for the year ended December 31, 2006 and 2007 were as follows:

	2006	2007

Accrued pension cost at the beginning of the year	283	306
Net periodic cost for the year	23	68

Accrued pension cost at the end of the year	306	374

     The actuarial assumptions used in 2005, 2006 and 2007 were as follows:

	2005	2006	2007

Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	N/A
Expected long-term rate of return on plan assets	6.16%	8.33%	N/A

     The rates are real rates and exclude inflation.

     The weighted-average asset allocation of the PAMEC assistance plan at December 31, 2006 and 2007 were as follows:

	Asset Allocation

Asset Category	2006	2007

Debt securities	100.00%	N/A

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

PAMEC

2008	89
2009	98
2010	108
2011	120
2012	133
2013-2017	909

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii) Multiemployer

  Plans administered by SISTEL

     The Company, together with other former companies in the Telebrás group, sponsored multi-employer defined benefit pension and other post-retirement benefit plans, through the end of 1999, each of which are operated and administered by SISTEL. In December 1999, the Company and the other companies that participate in the SISTEL plan reached an agreement to withdraw the active participants to the pension plan and establish a new plan for each of the New Holding Companies. The parties agreed to allocate the plan assets based on the liabilities in accordance with Brazilian Corporate Law. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of SISTEL at December 31, 1999. The inactive employees of all of the New Holding Companies that participated in the SISTEL defined benefit pension plan will remain as part of the multiemployer plan in SISTEL. The post-retirement benefit plans will also remain as a multiemployer plan; however, SISTEL no longer subsidizes life insurance premiums for inactive (retired) employees after December 31, 1999.

     The Company remains jointly and severally liable for the multiemployer portion of the plan. Therefore, no amounts were recorded under those plans.

     A summary of the SISTEL pension plan as of December 31, 2006 and 2007 for the multiemployer portion (inactive employees pension plan) is as follows:

	2006	2007

Projected benefit obligation (100% vested)	4,894,641	5,265,363
Fair value of the plan assets	(6,655,522)	(7,414,699)

Deficiency (excess) of assets over projected obligation	(1,760,881)	(2,149,336)

     In March 2000, the Company offered a new defined contribution plan, to witch approximately 80% of its active employees migrated. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS 88was a gain of R$176,607, which was reflected in the reconciliation of net income to US GAAP.

     The Company maintains jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered on January 31, 2000.Based on legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

     The pension funds’ investment strategy is described in its investment policy, which is approved annually by the pension fund’s board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Company contributed to the SISTEL administered plans in the following amounts:

2005	2006	2007

499	304	242

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PBS-A	PAMA

2008	350,746	48,706
2009	366,530	53,635
2010	383,023	58,986
2011	400,259	64,839
2012	418,271	71,129
2013-2017	2,391,210	467,644

b. Stock options

     The Extraordinary Shareholders' Meeting held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company’s subsidiary Brasil Telecom S.A. Therefore, the Company’s subsidiary has two share-compensation plans which were in effect at the balance sheet date, in accordance with the respective approval dates, and are described below.

     The compensation cost recognized in net income for those plans was R$7,157 in 2007 (R$100 in 2006 and forfeiture of R$(1,637) in 2005). Since the active plans have only service conditions and a grated vesting schedule, the compensation cost is accounted for on a straight-line basis over the requisite service period for entire award.

     On January 1, 2006 the Company adopted SFAS No. 123 (R) “Accounting for Stock-based Compensation”. In accordance with SFAS No. 123 (R), since the options are adjusted for the Brazilian consumer price index, the Company accounts for its two stock option plans by accruing a liability at fair value relating to the options issued under the plan at each reporting date end until the date of settlement.

Plan Approved on April 28, 2000

     The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed. The plan is divided into two separate programs:

Program A

     This program prescribed that stock options were granted as the performance goals of the Company, established by the Board of Directors for a five-year period, were attained. No option was granted for this program.

Program B

     The exercise price is established by the managing committee based on the market price of one thousand shares on option granting date and will be monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The stock options are vested as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (in shares)
Grant date		Lot	Exercise as from	Exercise deadline
1st	20/12/2002	33%	01/01/04	12/31/08	15.69	9,345
		33%	01/01/05	12/31/08	15.69	9,345
		34%	01/01/06	12/31/08	15.69	9,346

2nd	19/12/2003	33%	12/19/05	12/31/10	15.89	15,060
		33%	12/19/06	12/31/10	15.89	15,060
		34%	12/19/07	12/31/10	15.89	15,060

3rd	22/12/2004	33%	12/22/05	12/31/11	17.30	61,213
		33%	12/22/06	12/31/11	17.30	61,213
		34%	12/22/07	12/31/11	17.30	61,213

     These vesting periods can be anticipated as a result of special events or conditions established in the option granting agreement.

     A summary of option activity under the stock option plan as of December 31, 2007, and changes during the year then ended is presented below:

Options	Shares	Weighted - Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrisic Value

Outstanding at January 1, 2007	270,802	R$13.00
Forfeited or expired	(13,947)	R$17.30

Outstanding at December 31, 2007	256,855	R$16.88	3.5	353

Exercisable at December 31, 2007	256,855	R$16.88	3.5	353

     The status of the nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

		Weighted -
Nonvested	Shares	Average
		Exercise Price

Nonvested at January 1, 2007	70,803	R$13.00
Vested	(70,803)	R$16.88

Nonvested at December 31, 2007	-	-

     The fair value of this option plan was measured as of December 31, 2007 using Black-Scholes method. There was not unrecognized compensation cost for this plan.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The fair value of the options granted had been estimated at the grant-date using the “Black-Scholes” option-pricing model with the following assumptions:

	December 21,	December 19,	December 17,
	2004	2003	2002

Expected volatility	38.2%	44.8%	3.0%
Risk-free interest rate	8.4%	8.6%	23.0%
Expected life	2 years	3 years	3 years
Dividend yield	3.10%	3.20%	5.10%

     The weighted-average grant-date fair value of options granted during the years 2002, 2003 and 2004 was R$4.09, R$5.56 and R$2.76, respectively. The fair value of options at December 2007 and 2006 was R$1,761 and R$581.

Plan approved on November 6, 2007

     The new plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP’s (Performance Unity), at a preestablished price. The amount corresponding to the number of UP’s granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the Company.

     In connection with the plan, the Company is required to repurchase the shares acquired by employees under this plan at the weighted-averaged market price computed on the last thirty days.

     At the Meeting held on December 14, 2007, the Company’s Board of Directors ratified the approval of two programs related to the new stock options plan, which is effective as of July 1, 2007 and consist of the following:

Program 1

     Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

Program 2

     Stock options under this program are granted annually, on July 1 of every year. Stock options for Program 2 were granted on July 1, 2007 and the exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

BRASIL TELECOM PARTICIPAÇÕES S.A.

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The stock options for programs 1 and 2 are vested as follows:

Program	Granting				Adjusted exercise price (In Brazilian reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	1/7/2007	25%	07/01/08	06/30/11	28.91	791,259
		25%	07/01/09	06/30/12	28.91	791,259
		25%	07/01/10	06/30/13	28.91	791,259
		25%	07/01/11	06/30/14	28.91	791,258

2	1/7/2007	25%	07/01/08	06/30/11	26.41	217,851
		25%	07/01/09	06/30/12	26.41	217,851
		25%	07/01/10	06/30/13	26.41	217,851
		25%	07/01/11	06/30/14	26.41	217,852

     The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement.

     The stock options balance (UP’s) as of December 31, 2007 represents 2.23% of the Company’s shareholders' equity.

     A summary of option activity under the stock option plans as of December 31, 2007, and changes during the year then ended is presented below:

     Program 1

Options	UP's	Weighted - Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrisic Value

Granted	3,165,035	R$26.70

Outstanding at December 31, 2007	3,165,035	R$28.91	5.5	5,827

Exercisable at December 31, 2007	-	-	-	-

     Program 2

Options	UP's	Weighted - Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrisic Value

Granted	871,405	R$26.70

Outstanding at December 31, 2007	871,405	R$26.41	5.5	3,783

Exercisable at December 31, 2007	-	-	-	-

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The status of the nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007 is presented below:

     Program 1

		Weighted -
Nonvested	Shares	Average
		Exercise Price

Granted	3,165,035	R$26.70
Vested	(396,713)	R$28.91

Nonvested at December 31, 2007	2,768,322	R$28.91

Program 2

		Weighted -
Nonvested	Shares	Average
		Exercise Price

Granted	871,405	R$26.70
Vested	(109,224)	R$26.41

Nonvested at December 31, 2007	762,181	R$26.41

     The fair value of programs 1 and 2 of this option plan was measured as of December 31, 2007 using Binomial pricing model and the unrecognized compensation cost at this date was R$32,831 and R$13,931, respectively, that will be recognized over next 5.5 years.

     The fair value of the options granted for two plans had been estimated at the grant-date using the “Black-Scholes” option-pricing model with the following assumptions:

     Plan approved on November 6, 2007:

	July 1, 2007

	Program 1

	Lot 1	Lot 2	Lot 3	Lot 4

Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	0.2%	0.2%	0.2%	0.2%
Expected life	4	5	6	7

	July 1, 2007

	Program 2

	Lot 1	Lot 2	Lot 3	Lot 4

Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	10.7%	10.7%	10.7%	10.7%
Expected life	4	5	6	7

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The weighted-average grant-date fair value of options granted during the year 2007 is as follows:

	Lot 1	Lot 2	Lot 3	Lot 4

Program 1	R$11.75	R$12.74	R$13.64	R$14.46
Program 2	R$16.41	R$18.10	R$19.57	R$20.86

     The fair value of options at December 2007 was R$53,462.

c. Segment Reporting

     Segment information is presented in respect of the Company and its subsidiaries business that was identified based on its management structure and on internal management reporting, according to SFAS 131 and are described as follows:

  Fixed telephony, data transmission and call center: refers to the services rendered by BrT, BrT Multimídia, Vant and BrT Cabos Submarines Companies, using the wire line network, and BrT Call Center.

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2007
	Fixed Telephony, Data Transmission and Call Center	Mobile Telephony	Internet	Corporate	Eliminations	Consolidated
Net Operating Revenue	9,754,044	1,745,934	379,515	-	(820,947)	11,058,546
Cost of Services Rendered and Goods Sold	(5,508,411)	(1,531,692)	(55,203)		713,105	(6,382,201)
Gross Income	4,245,633	214,242	324,312	-	(107,842)	4,676,345

Operating Expenses, Net	(2,488,078)	(546,325)	(400,630)	(23,981)	108,859	(3,350,155)
Selling Expenses	(898,192)	(453,909)	(274,212)	-	140,961	(1,485,352)
General and Administrative Expenses	(1,158,858)	(128,803)	(68,475)	(16,957)	24,215	(1,348,878)
Management Compensation	(8,290)	-	(808)	(1,448)	-	(10,546)
Other Operating Revenue (Expenses)	(422,738)	36,387	(57,135)	(5,576)	(56,317)	(505,379)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,757,555	(332,083)	(76,318)	(23,981)	1,017	1,326,190

Fixed and Intangible Assets, Net	5,254,440	1,399,206	59,332	788	-	6,713,766
Capital Expenditures	1,093,209	278,797	26,784	-	-	1,398,790

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2006
	Fixed telephony and data transmission	Mobile Telephony	Internet	Corporate	Eliminations	Consolidated
Net Operating Revenue	9,419,265	1,247,377	299,542	-	(669,525)	10,296,659
Cost of Services Rendered and Goods Sold	(5,769,433)	(1,176,083)	(145,564)	-	631,151	(6,459,929)
Gross Income	3,649,832	71,294	153,978	-	(38,374)	3,836,730

Operating Expenses, Net	(2,328,060)	(548,647)	(215,155)	(18,077)	43,725	(3,066,214)
Sellin Expenses	(986,621)	(432,432)	(135,687)	-	84,108	(1,470,632)
General and Administrative Expenses	(1,123,975)	(125,930)	(76,575)	(15,210)	19,426	(1,322,264)
Management Compensation	(7,767)	-	(213)	(1,408)	-	(9,388)
Other Operating Revenue (Expenses)	(209,697)	9,715	(2,680)	(1,459)	(59,809)	(263,930)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,321,772	(477,353)	(61,177)	(18,077)	5,351	770,516

Fixed and Intangible Assets, Net	6,129,360	1,472,858	96,399	1,044	(882)	7,698,779
Capital Expenditures	1,114,375	281,526	55,086	-	-	1,450,987

	2005
	Fixed telephony and data transmission	Mobile telephony	Internet	Corporate	Eliminations	Consolidated
Net Operating Revenue	9,734,282	699,848	513,187	-	(808,633)	10,138,684
Cost of Services Rendered and Goods Sold	(5,911,156)	(959,251)	(337,784)	-	689,980	(6,518,211)
Gross Income	3,823,126	(259,403)	175,403	-	(118,653)	3,620,473

Operating Expenses, Net	(2,916,776)	(588,461)	(168,405)	(33,353)	123,958	(3,583,037)
Selling Expenses	(1,227,199)	(487,783)	(115,034)	-	174,267	(1,655,749)
General and Administrative Expenses	(1,079,120)	(128,092)	(58,640)	(25,104)	14,208	(1,276,748)
Management Compensation	(9,196)	-	(2,499)	(2,942)	-	(14,637)
Other Operating Revenue (Expenses)	(601,261)	27,414	7,768	(5,307)	(64,517)	(635,903)

Operating Income (Loss) Before Financial Revenues (Expenses)	906,350	(847,864)	6,998	(33,353)	5,305	37,436

Fixed and Intangible Assets, Net	6,814,782	1,339,182	70,985	1,229	(6,174)	8,220,004
Capital Expenditures	1,423,888	441,337	66,324	-	-	1,931,549

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

d. Reconciliation of operating income

	2005	2006	2007

Operating income (loss) under Brazilian Corporate Law	(349,952)	688,095	1,287,823
Net financial expenses	387,388	82,421	38,367
Net non-operating income (expenses)	(146,560)	31,419	(2,974)
Different criteria for net income (loss) reconciliation	620,323	294,737	17,763

Operating income under US GAAP	511,199	1,096,672	1,340,979

Different criteria for net income (loss) reconciliation	2005	2006	2007

Amortization of capitalized interest	53,192	85,955	(241,597)
Pension and other post retirement benefits:
Sistel	38,202	-	-
FBrTPrev/PAMEC	263,459	(29,549)	95,792
TCSPrev	-	63,323	(23,403)
Amortization of deferred credit on contributions plant expansion	43,012	36,799	91,334
Itens posted directly to shareholders' equity:
Other consolidation adjustments	7,685	6,779	5,198
Reversal of amortization of goodwill attributable to purchase of control and minority interests in CRT	113,680	11	-
Reduction of depreciation of step-up in fair value related to purchase of control and minority interest in CRT	11,789	23,733	26,457
Amortization until 2001 and depreciation of step-up in basis of companies under common control	(23,265)	-	(39,860)
Amortization customer list of iBest	(224)	(31)	(4)
Amortization Intangibles of BrT Multimídia	(20,371)	(11,729)	(9,115)
Amortization Intangibles of iG	(3,620)	(1,166)	(136)
Reversal of amortization of goodwill Globenet	1,881	1,881	1,881
Reversal of amortization of goodwill iBest	24,975	3,594	14,055
Reversal of amortization of goodwill BrT Multimídia	23,269	23,269	23,268
Reversal of amortization of goodwill iG	82,901	53,355	53,869
Reversal of provision for deferred tax asset – acquisition of iG	(50,330)	-	-
Deferred revenue, net of related costs - activation and installation services	11,215	2,179	8,334
Deferred revenue public telephone cards	(1,364)	6,957	(9,192)
Capital Leases	136	(4,386)	(3,291)
Preoperating costs of mobile operations and call center	-	(926)	(9,752)
Reversal of preoperating costs of mobile operations and call center amortization	38,918	38,598	38,919
Asset retirement obligations	(64)	(2,503)	(5,250)
Compensation costs of stock options	1,637	(100)	(7,881)
Interest on unrecognized taxes benefits	3,610	(1,306)	8,137

Total	620,323	294,737	17,763

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

e. Uncertainty in income taxes:

     The Company adopted the provision of FASB Interpretation N. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not recognize any increase in the liability for unrecognized tax benefits, which was accounted for under Brazilian Corporate Law as provisions for contingencies as of January, 2007.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	3,809
Additions for tax positions of prior years	10,920

Balance at December 31, 2007	14,729

     The balance of unrecognized taxes benefits refers to Federal Taxes (Income Tax and Social Contribution) related to tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way by the Company or on differences in the calculation of these taxes.

     The Company recognizes interest accrued and penalties related to unrecognized tax benefits in operating expenses as provisions for contingences under Brazilian Corporate Law. Under US GAAP, in order to comply with FIN 48 the Company reclassified the accrued interest expense related to unrecognized tax benefits to financial expenses. For comparability purpose previous years were reclassified (See Note 37.d). During the years ended December 31, 2007, 2006, and 2005, the Company recognized interest expense of approximately R$8,137, R$(1,306) and R$3,610 respectively and penalties in the years ended December 31, 2007 and 2006 in the amount of R$1,172 and R$194, respectively. Accrued interest and penalties were approximately R$11,342 as of December 31, 2007 and 2006 as of January 1, 2007.

     The Company and its subsidiaries file income tax returns in Brazil and others foreign jurisdictions (EUA, Bermudas, Cayman and Venezuela). With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2001.

     The Company also does not believe it is reasonably possible that it will have significant increases or decreases to the liability for unrecognized tax benefits during the next twelve months on the Compay’s current uncertain tax positions.

f. New accounting pronouncements

     In July 2007, CVM issued Instruction 457/07, which established that public companies shall, starting from reporting periods ending in 2010, present their consolidated financial statements according to International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB. Pursuant to that instruction, companies have the option to present their consolidated financial statement until the reporting period ending as of December 31, 2009. The Company is currently evaluating the option of adopting this instruction on its consolidated statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In November 2007, CVM issued Deliberation 527/07, which prescribed procedures that an entity should apply to ensure that its assets are carried at no more than their recoverable amount, through use or sale of the asset. The standard requires the entity to recognize an impairment loss if the carrying amount exceeds the recoverable amount of the asset. The standard also specifies when an entity should reverse an impairment loss and prescribes disclosures. Deliberation 527/07 is correlated to IAS 36 (Impairment of Assets) and will be effective for accounting periods ended as of December 2008. The Company expects no significant impact on their statements in adopting this standard.

     In December 28, 2007 was issued Law No. 11638, an amendment to the provisions of the Brazilian Corporate Law – Law No. 6.404/76. Said law sets forth several amendments on the preparation of financial statements, aiming at aligning them with the international accounting standards and grants to the CVM (Brazilian Securities Commission) the power to issue standards for publicly traded companies. The main amendments introduced by said Law are effective as from January 2008 and refer to: (i) replacement of the DOAR (Statements of Changes in Financial Position) for the Statement of Cash Flows; (ii) mandatory preparation of the DVA (Statement of Value Added); (iii) possible inclusion of tax bookkeeping in the commercial bookkeeping, with segregation between the commercial and tax statements; (iv) creation of subgroup Asset Appraisal Adjustment in shareholders' equity; (v) standardization of financial instruments measurement and classification criteria; (vi) mandatory evaluation the non-current assets recovery level; (vii) change on subsidiaries’ measurement parameters under the equity method of accounting; (viii) possible recognition of the Tax Incentive Reserve; and (ix) mandatory recognition of new assets at fair value, in cases of merger, consolidation or spin-off. The new rules are effective for fiscal year ending December 2008, early adoption are permitted only in the case of full application of the matters referenced in the law. The Company is currently evaluating the impacts of these changes on its consolidated financial statements.

     In January 2008, CMV issued Deliberation 534/08, aimed to prescribe how to include foreign currency transactions and foreign currency operations in the financial statements of an entity and how to translate financial statements into a presentation currency. The principal issues are which exchange rate to use and how to report the effect of changes rates in the financial statements. This standard is correlated to IAS 21 (The Effects of Changes in Foreign Exchange Rates) and is effective as of January 2008. The Company expects no significant impact on their statements in adopting this standard.

     In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109”, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in the consolidated financial statements, the impact of a tax position, if such position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated FIN 48 and reclassified interest expenses on unrecognized tax benefits from operating income to financial expenses under US GAAP.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this pronouncement does not require any new fair value measurements. However, for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for annual periods beginning after November 15, 2007. The Company is in the process of evaluating the impact of this standard on their consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106 and 132R. Statement No. 158 requires an employer to recognize the over-or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated and other comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan at its year-end for fiscal years ending after December15, 2006. All plan assets and benefit obligations are measured as of December 31, 2007.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for financial Assets and Financial Liabilities”. Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Statement No. 159 also establishes presentation and disclosure requirements. Statement No. 159 is effective for fiscal year starting after November 15, 2007. The Company did not elect any financial asset or liability to measure at fair value.

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. The SFAS 141 – Revised 2007 was issued to converge USGAAP to IFRS, therefore several changes were made regarding accounting treatment for business combinations. The major changes provided by this Statement are related to accounting for business combinations costs, which can no longer be considered as part of the total consideration paid; accounting for all assets acquired, liabilities assumed and non-controlling interests of the acquired entity at fair value, at full amounts of their fair values, and not on the percentage of the shares acquired; measurement and recognition of contractual contingencies as of the acquisition date, and provides also guidance on the subsequent accounting treatment for these situations; recognition of contingent consideration as part of the goodwill computation on the date of acquisition, and not after the contingent is resolved, and defines also the concept of bargain purchase, in which the fair value of the acquired assets, assumed liabilities and noncontrolling interest of the acquired company are higher than the total consideration paid, and defines this bargain purchases shall be recognized as a gain on income from operations when they arise, and not to be allocated to the eligible assets. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. The Company is in the process of evaluating the financial impact of adopting SFAS 141 – Revised 2007.

     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which was also issued to converge USGAAP to IFRS. The major changes provided by this Statement are related to the classification of noncontrolling interest as part of the equity, an not as a liability or a mezzanine section between liabilities and equity, as well as the classification of the noncontrolling interest on income of operations, which now should be shown as income attributable to noncontrolling interest, and should not anymore be recognized as an expense or gain to arrive at net income from operations; this Statement also provides guidance on the deconsolidation of subsidiary, in order to measure the gain or loss on this deconsolidation using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. The Company is in the process of evaluating the financial impact of adopting SFAS 160.