Form 20-F/A
period 2008-12-31
BRASIL TELECOM HOLDING CO
filed 2009-08-07
CIK 1066115

As filed with the Securities and Exchange Commission on August 7, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17 ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, or the Original Form 20-F, as filed by Brasil Telecom Participações S.A. with the U.S. Securities and Exchange Commission on July 13, 2009 to provide clarifications requested by the U.S. Securities and Exchange Commission of the information relating to the restatement of the presentation of the reconciliations of differences between Brazilian GAAP and U.S. GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended contained in:

•

note (1) to the table setting forth U.S. GAAP statement of operations data, and note (1) to the table setting forth U.S. GAAP balance sheet data, both contained in “Item 3. Key Information—Selected Financial Information;” and

•	Note 36 to Brasil Telecom Participações S.A.’s consolidated financial statements at December 31, 2008 and 2007 and for the three year period ended December 31, 2008.

No other changes are being made to the Original Form 20-F, although Exhibits 12.01, 12.02 and 13.01 have been re-filed in their current form. The Annual Report on Form 20-F, as amended by this Amendment No. 1, continues to speak as of the date of its original filing, and Brasil Telecom Participações S.A. has not updated the disclosure as of a later date.

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

	For the Year Ended December 31,
	2004		2005		2006 as restated		2007 as restated		2008		2008(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
Brazilian GAAP:
Net operating revenue	R$	9,065	R$	10,139	R$	10,297	R$	11,059	R$	11,297	US$	5,731
Cost of sales and services		(5,840)		(6,521)		(6,460)		(6,382)		(6,209)		(3,150)

Gross profit		3,225		3,618		3,837		4,677		5,088		2,581
Operating expenses		(2,181)		(3,580)		(2,995)		(3,332)		(3,224)		(1,636)

Operating income before financial expense, net		1,044		38		842		1,345		1,864		945
Financial expense, net		(400)		(387)		(105)		(50)		(154)		(78)

Operating income (loss)		644		(349)		737		1,295		1,710		867
Non-operating income (expenses), net		(168)		(147)		—		—		—		—

Income (loss) before taxes and minority interest		476		(496)		737		1,295		1,710		867
Income tax and social contribution tax benefit (expense)		(121)		373		(114)		(359)		(591)		(300)
Minority interest		(102)		94		(145)		(262)		(337)		(171)

Net income (loss)	R$	253	R$	(29)	R$	478	R$	674	R$	782	US$	396

Number of shares outstanding at year end, excluding treasury shares (in thousands)		358,559		362,488		362,488		362,488		362,488		362,488
Net income per share at year end	R$	0.70	R$	(0.08)	R$	1.32	R$	1.86	R$	2.16	US$	1.09
Net income per ADS at year end		3.52		(0.41)		6.07		9.31		10.79		5.46

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

	For the Year Ended December 31,
	2004 (1) as restated		2005 (1) as restated		2006 (1) as restated		2007 (1) as restated		2008		2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	9,070	R$	10,149	R$	10,306	R$	11,058	R$	11,298	US$	5,732
Net income (loss)		235		255		568		778		875		444
Net income per share: (3)
Common shares – basic and diluted		0.66		0.71		1.57		2.15		2.41		1.22
Preferred shares – basic and diluted		0.66		0.71		1.57		2.15		2.41		1.22

	For the Year Ended December 31,
	2004 (1) as restated	2005 (1) as restated	2006 (1) as restated	2007 (1) as restated	2008	2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)					(in millions of US$, except per share amounts)
ADSs – basic and diluted	3.30	3.55	7.85	10.75	12.05	6.11
Weighted average shares outstanding (in thousands):
Common shares – basic and diluted	132,551	132,551	132,551	132,551	132,551	132,551
Preferred shares – basic and diluted	226,008	229,938	229,938	229,938	229,938	229,938

(1)	During the year ended December 31, 2006, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year ended. During the year ended December 31, 2007, our management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, our management also identified that, for the year ended December 31, 2006, we had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets, and identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of our financial statements for the year ended December 31, 2007 and the acquisition of control of our company by Telemar, our management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our net income under U.S. GAAP as previously reported and as restated.

	For the Year Ended December 31,
	2004		2005		2006		2007
	(in millions of reais, except per share amounts)
Net income under U.S. GAAP (as previously reported)	R$	271	R$	291	R$	647	R$	702
Difference in:
Capitalized interest		6		1		1		(0)
Amortization of capitalized interest		(84)		(76)		(148)		160
Depreciation of Step-up in basis of companies under common control		(6)		(6)		(29)		11
Deferred tax effect on adjustments		29		28		60		(58)
Minority interest on US GAAP adjustments		19		18		38		(37)

U.S. GAAP net income (as restated)	R$	235	R$	255	R$	568	R$	778

Net income per share: (a)
As previously reported:
Common shares – basic and diluted		0.76		0.80		1.78		1.94
Preferred shares – basic and diluted		0.76		0.80		1.78		1.94
ADSs – basic and diluted		3.80		4.00		8.90		9.70
As restated:
Common shares – basic and diluted		0.66		0.71		1.57		2.15
Preferred shares – basic and diluted		0.66		0.71		1.57		2.15
ADSs – basic and diluted		3.30		3.55		7.85		10.75

(a)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

(3)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

	At December 31,
	2004		2005		2006		2007 as restated		2008		2008(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	3,227	R$	2,614	R$	3,974	R$	730	R$	2,710	US$	1,375
Trade accounts receivable		2,112		2,153		2,128		2,190		2,210		1,121
Total current assets		6,629		6,314		7,498		7,462		7,591		3,851
Property, plant and equipment, net		8,289		7,588		6,535		5,691		5,903		2,995
Intangible assets		1,136		1,220		1,163		1,249		1,638		831
Total assets		18,722		17,581		17,794		17,388		19,437		9,896
Short-term loans and financing (including current portion of long-term debt)		577		816		947		399		671		340
Short-term debentures		255		328		46		9		12		6
Short-term swaps relating to loans and financing		24		57		116		119		90		46
Total current liabilities		4,501		5,312		4,852		4,762		4,971		2,522
Long-term loans and financing		2,990		2,576		2,381		3,603		3,993		2,026
Long-term debentures		759		500		1,580		1,080		1,080		548
Long-term swaps relating to loans and financing		102		292		304		288		132		67
Shareholders’ equity		6,128		5,246		5,278		5,199		5,764		2,924

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

	At December 31,
	2004 (1) as restated		2005 (1) as restated		2006 (1) as restated		2007 (1) as restated		2008		2008(2)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
U.S. GAAP
Cash and cash equivalents	R$	544	R$	362	R$	423	R$	730	R$	2,710	US$	1,375
Short-term investments		2,683		2,252		3,641		3,163		776		394
Intangible assets		1,826		1,907		1,889		2,582		3,058		1,551
Property, plant and equipment, net		9,652		8,872		7,762		5,911		6,070		3,079
Total assets		19,942		19,002		19,645		19,193		21,312		10,812
Short-term loans, financing and debentures (including current portion of long-term debt)		597		840		815		399		671		340
Short-term swaps relating to loans and financing		17		54		115		119		90		46
Long-term loans, financing and debentures		3,520		2,912		3,945		3,603		3,993		2,026
Long-term swaps relating to loans and financing		72		275		301		288		132		67
Total liabilities (including funds for capitalization and minority interests)		13,308		13,017		13,400		12,587		14,469		7,341
Shareholders’ equity		6,634		5,985		6,244		6,606		6,842		3,471

(1)

During the year ended December 31, 2006, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, our management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, our management also identified that, for the year ended December 31, 2006, we had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets, and identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of our financial statements for the year ended December 31, 2007 and the acquisition of control of our company by Telemar, our management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our shareholders’ equity under U.S. GAAP as previously reported and as restated.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom Participações S.A., as amended (English translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

2.01	Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, among Brasil Telecom Participações S.A., Citibank N.A. and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A)(II) to Form F-6 of Brasil Telecom Participações S.A. filed on May 25, 2007).

2.02	Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of June 5, 2007, among Brasil Telecom S.A., Citibank N.A. and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued and outstanding under the Second Amended and Restated Deposit Agreement, dated as of August 1, 2002 (incorporated by reference to Exhibit 99.(A)(I) to Form F-6 of Brasil Telecom S.A. filed on May 25, 2007).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom Participações S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom Participações S.A. filed on February 19, 2009).

4.01	Concession Agreement for Local Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.2.1 to Form 20-F of Brasil Telecom Participações S.A. filed on May 9, 2007).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.02 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.4.1 to Form 20-F of Brasil Telecom Participações S.A. filed on May 9, 2007).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.04 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English Translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.06 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English Translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.08 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English Translation) (incorporated by reference to Exhibit 4.09 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.10 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English Translation) (incorporated by reference to Exhibit 4.11 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

4.12	Stock Option Plan (2007) of Brasil Telecom S.A. (English Translation) (incorporated by reference to Exhibit 4.12 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

8.01	List of subsidiaries (incorporated by reference to Exhibit 8.01 to Form 20-F of Brasil Telecom Participações S.A. filed on July 13, 2009).

12.01	Certification of the Chief Executive Officer of Brasil Telecom Participações S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom Participações S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom Participações S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: August 7, 2009	BRASIL TELECOM PARTICIPAÇÕES S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer

Date: August 7, 2009

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

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

During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, the Company’s management also identified that, for the year ended December 31, 2006, the Company had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets, and identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As a result, the Company restated the presentation of the reconciliations of differences between Brazilian accounting practices and US GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended (see Note 36.n.).

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

In preparing the reconciliation of financial statements to U.S. GAAP, the Company reconciles the amortization of capitalized interest using a global average depreciation rate calculated by dividing depreciation expense under Brazilian Corporate Law by the gross balance of fixed assets at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the basis of the assets included in property, plant and equipment account as determined under Brazilian Corporate Law and as determined under US GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this methodology produced errors in the calculation of the reconciling adjustment. During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, the Company’s management also identified that, for the year ended December 31, 2006, the Company had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As results of these adjustments the figures for the years ended December 31, 2006 and 2007 were restated (see note 36.n.).

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

In preparing the reconciliation of the financial statements to U.S. GAAP, the Company reconciles the depreciation of fair value using a global average amortization rate calculated by dividing amortization expense under Brazilian Corporate Law by the gross balance of goodwill at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the fixed assets recognized under Brazilian Corporate Law and as determined under U.S. GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

methodology produced errors in the calculation of the reconciling adjustment. During the year ended December 31, 2007, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, the Company’s management also identified that, for the year ended December 31, 2006, the Company had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As results of these adjustments the reconciliation items for the years ended December 31, 2006 and 2007 were restated (see note 36.n.).

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

BRASIL TELECOM PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

n.	Restatement of Previously Issued Financial Statements

During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. In addition, the Company’s management also identified that, for the year ended December 31, 2006, the Company had inadvertently omitted the U.S. GAAP adjustment relating to depreciation of the fair value step-up of the fixed assets, and identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (i) capitalized interest and (ii) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to the Company, as described in Notes 36.a. and 36.k.(vi), respectively. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (i) the rates used to depreciate capitalized interest and (ii) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36.a. While the Brazilian Corporate Law numbers in this table have been restated, the financial statements prepared under Brazilian Corporate Law not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. Following are the related impacts:

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